Form 10-K, Exhibit 13
period 2002-12-31
MIDDLEFIELD BANC CORP
filed 2003-03-31
CIK 836147

                                                                      Exhibit 13

                             MIDDLEFIELD BANC CORP.

                           CONSOLIDATED BALANCE SHEET

                                                                       December 31,
                                                               ---------------------------
                                                                   2002           2001
                                                               ------------   ------------

ASSETS
   Cash and due from banks                                     $  1,775,324   $  3,443,435
   Federal funds sold                                               350,000      2,450,000
                                                               ------------   ------------
         Cash and cash equivalents                                2,125,324      5,893,435
   Interest-bearing deposits in other institutions                  571,969      1,240,207
   Investment securities available for sale                      35,917,057     21,179,786
   Investment securities held to maturity (estimated
     market value of $6,405,918 and $10,471,978)                  6,242,095     10,229,068
   Loans                                                        174,943,131    152,828,355
   Less allowance for loan losses                                 2,300,485      2,062,252
                                                               ------------   ------------
         Net loans                                              172,642,646    150,766,103
   Premises and equipment                                         6,480,730      6,244,797
   Accrued interest and other assets                              2,265,712      2,304,568
                                                               ------------   ------------

         TOTAL ASSETS                                          $226,245,533   $197,857,964
                                                               ============   ============

LIABILITIES
   Deposits:
      Noninterest-bearing demand                               $ 26,610,912   $ 24,952,407
      Interest-bearing demand                                     7,216,385      6,523,152

      Money market                                               10,660,657      7,940,807
      Savings                                                    49,277,572     41,518,906
      Time                                                       93,618,968     86,447,456
                                                               ------------   ------------
         Total deposits                                         187,384,494    167,382,728
   Short-term borrowings                                            785,778        660,678
   Other borrowings                                              15,690,053      9,301,334
   Accrued interest and other liabilities                           638,800        726,417
                                                               ------------   ------------
         TOTAL LIABILITIES                                      204,499,125    178,071,157
                                                               ------------   ------------

STOCKHOLDERS' EQUITY
   Common stock, no par value; 5,000,000 shares authorized,
    1,209,123 and 1,148,676 shares issued                         7,883,155      6,287,011
   Retained earnings                                             15,051,110     14,842,519
   Accumulated other comprehensive income                           475,428        133,717
   Treasury stock, at cost (52,578 and 45,722 shares)            (1,663,285)    (1,476,440)
                                                               ------------   ------------
         TOTAL STOCKHOLDERS' EQUITY                              21,746,408     19,786,807
                                                               ------------   ------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $226,245,533   $197,857,964
                                                               ============   ============

See accompanying notes to consolidated financial statements.

                             MIDDLEFIELD BANC CORP.
                        CONSOLIDATED STATEMENT OF INCOME

                                                                      Year Ended December 31,
                                                              ---------------------------------------
                                                                 2002           2001          2000
                                                              -----------   -----------   -----------
INTEREST INCOME
   Interest and fees on loans                                 $12,340,920   $11,807,799   $10,853,292
   Interest-bearing deposits in other institutions                 48,293        61,718        97,037
   Federal funds sold                                              64,994       138,415        99,320
   Investment securities:
      Taxable                                                   1,241,399     1,235,922     1,195,504
      Tax-exempt                                                  424,357       462,715       525,017
                                                              -----------   -----------   -----------
         Total interest income                                 14,119,963    13,706,569    12,770,170
                                                              -----------   -----------   -----------

INTEREST EXPENSE
   Deposits                                                     5,478,030     6,198,365     5,311,657
   Short-term borrowings                                            7,175        15,411        64,031
   Other borrowings                                               662,881       534,146       534,196
                                                              -----------   -----------   -----------
         Total interest expense                                 6,148,086     6,747,922     5,909,884
                                                              -----------   -----------   -----------

NET INTEREST INCOME                                             7,971,877     6,958,647     6,860,286

Provision for loan losses                                         300,000       170,000       275,000
                                                              -----------   -----------   -----------

NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                                    7,671,877     6,788,647     6,585,286
                                                              -----------   -----------   -----------

NONINTEREST INCOME
   Service charges on deposit accounts                            955,121       930,431       823,888
   Investment securities gains                                         --        97,807            --
   Other income                                                   188,096       165,955       158,775
                                                              -----------   -----------   -----------
         Total noninterest income                               1,143,217     1,194,193       982,663
                                                              -----------   -----------   -----------

NONINTEREST EXPENSE
   Salaries and employee benefits                               2,523,433     2,316,342     2,240,522
   Occupancy expense                                              357,500       291,706       320,539
   Equipment expense                                              324,659       292,168       283,174
   Data processing costs                                          427,164       361,839       315,011
   Professional fees                                              246,285       247,222       212,298
   Ohio state franchise tax                                       250,050       225,081       208,457
   Other expense                                                1,077,248     1,007,016       828,616
                                                              -----------   -----------   -----------
         Total noninterest expense                              5,206,339     4,741,374     4,408,617
                                                              -----------   -----------   -----------

Income before income taxes                                      3,608,755     3,241,466     3,159,332
Income taxes                                                    1,107,806       970,859       922,661
                                                              -----------   -----------   -----------

NET INCOME                                                    $ 2,500,949   $ 2,270,607   $ 2,236,671
                                                              ===========   ===========   ===========

EARNINGS PER SHARE
      Basic                                                   $      2.16   $      1.96   $      1.92
      Diluted                                                        2.16          1.95          1.92

See accompanying notes to consolidated financial statements

                             MIDDLEFIELD BANC CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                      Accumulated
                                                  Common Stock                           Other
                                            -----------------------     Retained     Comprehensive
                                             Shares        Amount       Earnings     Income (Loss)
                                            ---------   -----------   ------------   -------------
Balance, December 31, 1999                  1,148,676   $ 6,287,011   $ 11,702,564     $(90,631)

Net income                                                               2,236,671
Other comprehensive income:
   Unrealized gain on available for sale
      securities net of taxes of $92,440                                                179,442

Comprehensive income

Cash dividends ($.54 per share)                                           (595,255)
Purchase of treasury stock
Sale of treasury stock
                                            ---------   -----------   ------------     --------

Balance, December 31, 2000                  1,148,676     6,287,011     13,343,980       88,811

Net income                                                               2,270,607
Other comprehensive income:
   Unrealized gain on available for sale
      securities net of taxes of $23,133                                                 44,906

Comprehensive income

Cash dividends ($.70 per share)                                           (772,068)
                                            ---------   -----------   ------------     --------

Balance, December 31, 2001                  1,148,676     6,287,011     14,842,519      133,717

Net income                                                               2,500,949
Other comprehensive income:
   Unrealized gain on available for sale
      securities net of taxes of $176,033                                               341,711

Comprehensive income


Exercise of stock options                         988        23,509

Sale of treasury stock                                          795

Purchase of treasury stock
Five percent stock dividend (including
   cash paid for fractional shares)            54,997     1,429,662     (1,434,607)
Dividend reinvestment plan                      4,462       142,178

Cash dividends ($.75 per share)                                           (857,751)
                                            ---------   -----------   ------------     --------
Balance, December 31, 2002                  1,209,123   $ 7,883,155   $ 15,051,110     $475,428
                                            =========   ===========   ============     ========

                                                              Total
                                              Treasury    Stockholders'   Comprehensive
                                                Stock        Equity           Income
                                            -----------   -------------   -------------
Balance, December 31, 1999                  $  (209,889)   $17,689,055

Net income                                                   2,236,671      $2,236,671
Other comprehensive income:
   Unrealized gain on available for sale
      securities net of taxes of $92,440                       179,442         179,442
                                                                            ----------
Comprehensive income                                                        $2,416,113
                                                                            ==========

Cash dividends ($.54 per share)                               (595,255)
Purchase of treasury stock                   (1,311,050)    (1,311,050)
Sale of treasury stock                           44,499         44,499
                                            -----------    -----------

Balance, December 31, 2000                   (1,476,440)    18,243,362

Net income                                                   2,270,607      $2,270,607
Other comprehensive income:
   Unrealized gain on available for sale
      securities net of taxes of $23,133                        44,906          44,906
                                                                            ----------
Comprehensive income                                                        $2,315,513
                                                                            ==========

Cash dividends ($.70 per share)                               (772,068)
                                            -----------    -----------

Balance, December 31, 2001                   (1,476,440)    19,786,807

Net income                                                   2,500,949      $2,500,949
Other comprehensive income:
   Unrealized gain on available for sale
      securities net of taxes of $176,033                      341,711         341,711
                                                                            ----------
Comprehensive income                                                        $2,842,660
                                                                            ==========

Exercise of stock options                                       23,509

Sale of treasury stock                           17,225         18,020

Purchase of treasury stock                     (204,070)      (204,070)
Five percent stock dividend (including
   cash paid for fractional shares)                             (4,945)
Dividend reinvestment plan                                     142,178

Cash dividends ($.75 per share)                               (857,751)
                                            -----------    -----------
Balance, December 31, 2002                  $(1,663,285)   $21,746,408
                                            ===========    ===========

                                                  2002       2001      2000
                                                --------   -------   --------
Components of comprehensive income:
   Change in net unrealized gain (loss)
      on investments available for sale         $341,711   109,459   $179,442

   Realized gains included in net income,
      net of taxes of $33,254                         --   (64,553)        --
                                                --------   -------   --------
Total                                           $341,711    44,906    179,442
                                                ========   =======   ========

See accompanying notes to consolidated financial statements.

                             MIDDLEFIELD BANC CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                           Year Ended December 31,
                                                               ------------------------------------------
                                                                    2002          2001           2000
                                                               ------------   ------------   ------------
OPERATING ACTIVITIES
   Net income                                                  $  2,500,949   $  2,270,607   $  2,236,671
   Adjustments to reconcile net income to
      net cash provided by operating activities:
         Provision for loan losses                                  300,000        170,000        275,000
         Depreciation and amortization                              354,550        300,531        352,613
         Amortization of premium and discount on investment
            securities                                              159,047         69,237         75,563
         Amortization of net deferred loan costs (fees)             (76,684)       (31,666)        35,489
         Investment securities gains                                     --        (97,807)            --
         Deferred income taxes                                      (72,302)        54,403        (87,521)
         Decrease (increase) in accrued interest receivable          34,337        140,147        (59,663)
            Increase (decrease) in accrued interest payable        (121,258)        38,927         84,301
            Other, net                                              124,129       (211,763)        39,943
                                                               ------------   ------------   ------------
               Net cash provided by operating activities          3,202,768      2,702,616      2,952,396
                                                               ------------   ------------   ------------

INVESTING ACTIVITIES
   Decrease (increase) in interest-bearing deposits
      in other institutions, net                                    668,238       (255,766)     2,361,081
   Investment securities available for sale:
            Proceeds from repayments and maturities              10,006,949      5,144,986        766,880
            Purchases                                           (24,359,041)   (16,392,621)    (2,561,359)
            Proceeds from sales                                          --      2,092,980             --
   Investment securities held to maturity:
            Proceeds from repayments and maturities               3,960,491      7,853,057      3,997,990
            Purchases                                                    --       (200,000)            --
   Increase in loans, net                                       (22,099,859)   (17,637,544)   (14,105,641)
   Purchase of regulatory stock                                    (189,700)      (143,100)      (136,100)
   Purchase of premises and equipment                              (590,483)    (1,112,856)      (150,361)
                                                               ------------   ------------   ------------
               Net cash used for investing activities           (32,603,405)   (20,650,864)    (9,827,510)
                                                               ------------   ------------   ------------

FINANCING ACTIVITIES
   Net increase in deposits                                      20,001,766     20,216,682     12,071,587
   Increase (decrease) in short-term borrowings, net                125,100        117,456     (1,964,448)
   Proceeds from other borrowings                                 7,000,000             --      2,000,000
   Repayment of other borrowings                                   (611,281)      (560,262)    (1,740,900)
   Purchase of treasury stock                                      (204,070)            --     (1,311,050)
   Sale of treasury stock                                            18,020             --         44,499
   Exercise of stock options                                         23,509             --             --
   Proceeds from dividend reinvestment plan                         142,178             --             --
   Cash dividends                                                  (862,696)      (772,068)      (595,255)
                                                               ------------   ------------   ------------
      Net cash provided by financing activities                  25,632,526     19,001,808      8,504,433
                                                               ------------   ------------   ------------

      Increase (decrease) in cash and cash equivalents           (3,768,111)     1,053,560      1,629,319

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                           5,893,435      4,839,875      3,210,556
                                                               ------------   ------------   ------------

CASH AND CASH EQUIVALENTS
   AT END OF YEAR                                              $  2,125,324   $  5,893,435   $  4,839,875
                                                               ============   ============   ============

SUPPLEMENTAL INFORMATION
   Cash paid during the year for:
         Interest on deposits and borrowings                   $  6,269,344   $  6,708,995   $  5,825,583
         Income taxes                                             1,054,000        980,000      1,097,000

See accompanying notes to consolidated financial statements.

                             MIDDLEFIELD BANC CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

     Nature of Operations and Basis of Presentation

     Middlefield Banc Corp. (the "Company") is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (the "Bank"). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary derive substantially all of their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial, and consumer financings as well as interest earnings on investment securities and deposit services to its customers through five locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

     The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

     The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Investment Securities

     Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

     Common stock of the Federal Home Loan Bank ("FHLB") represents ownership in an institution that is wholly-owned by other financial institutions. This equity security is accounted for at cost and classified with other assets.

     Loans

     Loans are reported at their principal amount net of the allowance for loan losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower's financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income against principal according to management's judgment as to the collectibility of such principal.

     Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. Management is amortizing these amounts over the contractual life of the related loans.

     Allowance for Loan Losses

     The allowance for loan losses represents the amount which management estimates is adequate to provide for probable loan losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

     A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan in which case the portion of the payment related to interest is recognized as income.

     Premises and Equipment

     Premises and equipment are stated at cost net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to twenty years for furniture, fixtures, and equipment and three to forty years for buildings and leasehold improvements. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

     Income Taxes

     The Company and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Earnings Per Share

     The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

          Stock Options

     The Company maintains a stock option plan for key officers, employees, and non-employee directors. Had compensation expense for the stock option plans been recognized in accordance with the fair vale accounting provisions of FAS No. 123, "Accounting for Stock-based Compensation," net income applicable to common stock, basic and diluted net income per common share for the year ended December 31, would have been as follows:

                                                       2002        2001         2000
                                                   ----------   ----------   ----------
     Net income as reported:
        Less pro forma expense related to option   $2,500,949   $2,270,607   $2,236,671
        Pro forma net income                           52,434       37,644       41,301
                                                   ----------   ----------   ----------

     Basic net income per common share:             2,448,515    2,232,963    2,195,370
                                                   ==========   ==========   ==========

        As reported                                $     2.16   $     1.96   $     1.92
        Pro forma                                        2.12         1.92         1.88
     Diluted net income per common share:
        As reported                                $     2.16   $     1.95   $     1.92
        Pro forma                                        2.11         1.92         1.88

     For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions which can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

             Expected
     Grant   Dividend     Risk-free      Expected        Expected
      Year    Yield     Interest Rate   Volatility   Life (in years)
     -----   --------   -------------   ----------   ---------------

      2000     2.50%         5.29%         5.00%           9.95
      2002     2.72%         4.19%        27.04%           9.94

     Stockholders' Equity

     The Board of Directors approved a five percent stock dividend to stockholders of record as of June 1, 2002, payable June 14, 2002. As a result of the dividend, 54,997 additional shares of the company's common stock were issued, common stock was increased by $1,429,662 and retained earnings decreased by $1,434,607.

     Fractional shares paid were paid in cash. All average shares outstanding and all per share amounts included in the financial statements are based on the increased number of shares after giving retroactive effects to the stock dividend.

     Cash Flow Information

     The Company has defined cash and cash equivalents as those amounts included in the consolidated balance sheet captions Cash and due from banks and Federal funds sold.

     Recent Accounting Pronouncements

     In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

     In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial statements.

     In April 2002, the FASB issued FAS No. 145, Recission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position or results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

     In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

     On October 1, 2002, the FASB issued FAS No. 147, Acquisitions of Certain Financial Institutions, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, Business Combinations, and FAS No. 142, Goodwill and Other Intangible Assets. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

     On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies--regardless of the accounting method used--by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

     In November, 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

     Reclassification of Comparative Amounts

     Certain items previously reported have been reclassified to conform with the current year's format. Such reclassifications did not affect net income or stockholders' equity.

2.   EARNINGS PER SHARE

     There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

                                                  2002        2001       2000
                                               ---------   ---------   ---------
     Weighted-average common shares
        outstanding                            1,205,155   1,206,110   1,206,110

     Average treasury stock shares               (47,786)    (45,722)    (42,704)
                                               ---------   ---------   ---------

     Weighted-average common shares and
        common stock equivalents used to
        calculate basic earnings per share     1,157,369   1,160,388   1,163,406

     Additional common stock equivalents
        (stock options) used to calculate
        diluted earnings per share                 1,899       1,203          --
                                               ---------   ---------   ---------

     Weighted-average common shares and
        common stock equivalents used to
        calculate diluted earnings per share   1,159,268   1,161,591   1,163,406
                                               =========   =========   =========

     Options to purchase 9,975 shares of common stock at prices from $29.52 to $30.24 per share were outstanding during 2002 and 2001 but were not included in the computation of diluted EPS because to do so would have been anti-dilutive.

3.   INVESTMENT SECURITIES AVAILABLE FOR SALE

     The amortized cost and estimated market values of securities available for sale are as follows:

                                                          2002
                                  ---------------------------------------------------
                                                  Gross        Gross       Estimated
                                   Amortized    Unrealized   Unrealized      Market
                                     Cost         Gains        Losses        Value
                                  -----------   ----------   ----------   -----------
     U.S. Government agency
        securities                $ 3,737,068    $162,442     $     --    $ 3,899,510
     Obligations of states and
        political subdivisions:
           Taxable                  1,160,507      21,107           --      1,181,614
           Tax-exempt              10,113,698     290,242      (27,762)    10,376,178
     Corporate securities             349,747      23,659           --        373,406
     Mortgage-backed securities    19,835,691     263,981      (13,323)    20,086,349
                                  -----------    --------     --------    -----------
           Total                  $35,196,711    $761,431     $(41,085)   $35,917,057
                                  ===========    ========     ========    ===========

                                                         2001
                                  ---------------------------------------------------
                                                  Gross        Gross       Estimated
                                   Amortized    Unrealized   Unrealized     Market
                                      Cost        Gains        Losses        Value
                                  -----------   ----------   ----------   -----------
     U.S. Government agency
        securities                $ 2,152,877    $ 60,470     $     --    $ 2,213,347
     Obligations of states and
        political subdivisions:
           Taxable                  1,411,166      16,700       (2,957)     1,424,909
           Tax-exempt               5,822,240     107,864      (15,099)     5,915,005
     Corporate securities             550,472      25,809           --        576,281
     Mortgage-backed securities    11,040,429      69,408      (59,593)    11,050,244
                                  -----------    --------     --------    -----------
           Total                  $20,977,184    $280,251     $(77,649)   $21,179,786
                                  ===========    ========     ========    ===========

     The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            Estimated
                                               Amortized      Market
                                                 Cost          Value
                                              -----------   -----------

     Due in one year or less                  $ 2,449,962   $ 2,473,942
     Due after one year through five years      8,550,471     8,910,167
     Due after five years through ten years     3,004,457     3,139,208
     Due after ten years                       21,191,821    21,393,740
                                              -----------   -----------
        Total                                 $35,196,711   $35,917,057
                                              ===========   ===========

     Investment securities with an approximate carrying value of $11,397,600 and $9,381,000 at December 31, 2002 and 2001, respectively, were pledged to secure deposits and other purposes as required by law.

     The gross proceeds received and the gross gains realized on the sale of investment securities available for sale for the year ended December 31, 2001 were $2,092,980 and $97,807, respectively. The Company had no sales in 2002 or 2000.

4.   INVESTMENT SECURITIES HELD TO MATURITY

     The amortized cost and estimated market values of investment securities held to maturity are as follows:

                                                        2002
                                  -------------------------------------------------
                                                  Gross        Gross     Estimated
                                   Amortized   Unrealized   Unrealized     Market
                                     Cost         Gains       Losses       Value
                                  ----------   ----------   ----------   ----------
     Obligations of states and
        political subdivisions:
           Taxable                $1,370,215    $ 50,360        $--      $1,420,575
           Tax-exempt              3,368,276      95,092         --       3,463,368
     Corporate securities          1,503,604      18,371         --       1,521,975
                                  ----------    --------        ---      ----------
              Total               $6,242,095    $163,823        $--      $6,405,918
                                  ==========    ========        ===      ==========

                                                        2001
                                  ---------------------------------------------------
                                                   Gross       Gross      Estimated
                                   Amortized    Unrealized   Unrealized    Market
                                     Cost          Gains       Losses       Value
                                  -----------   ----------   ----------   -----------
     Obligations of states and
        political subdivisions:
           Taxable                $ 2,255,342    $ 57,931       $--       $ 2,313,273
           Tax-exempt               5,561,426     120,456        --         5,681,882
     Corporate securities           2,213,060      59,896        --         2,272,956
     Mortgage-backed securities       199,240       4,627        --           203,867
                                  -----------    --------       ---       -----------
              Total               $10,229,068    $242,910       $--       $10,471,978
                                  ===========    ========       ===       ===========

          The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Estimated
                                               Amortized     Market
                                                 Cost        Value
                                              ----------   ----------
     Due in one year or less                  $4,370,736   $4,434,763
     Due after one year through five years     1,724,637    1,802,246
     Due after five years through ten years       46,722       51,811
     Due after ten years                         100,000      117,098
                                              ----------   ----------
              Total                           $6,242,095   $6,405,918
                                              ==========   ==========

          Investment securities held to maturity with carrying values of approximately $1,535,726 and $3,205,000 and estimated market values of approximately $1,590,910 and $3,424,000 at December 31, 2002 and 2001,
     respectively, were pledged to secure public deposits and other purposes required by law.

5.   LOANS

          Major classifications of loans are summarized as follows:

                                                  2002           2001
                                              ------------   ------------
     Commercial and industrial                $ 32,915,776   $ 28,313,488
     Real estate - construction                  3,207,434      3,199,738
     Real estate - mortgage:
        Residential                            123,843,881    113,048,775
        Commercial                               9,520,812      3,387,969
     Consumer installment                        5,455,228      4,878,385
                                              ------------   ------------
                                               174,943,131    152,828,355
     Less allowance for loan losses              2,300,485      2,062,252
                                              ------------   ------------
           Net loans                          $172,642,646   $150,766,103
                                              ============   ============

     The Company's primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2002 and 2001, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

6.   ALLOWANCE FOR LOAN LOSSES

          Changes in the allowance for loan losses for the years ended December 31, are as follows:

                                               2002         2001         2000
                                            ----------   ----------   ----------
     Balance, January 1                     $2,062,252   $2,037,322   $1,756,137
     Add:
        Provisions charged to operations       300,000      170,000      275,000
        Recoveries                              57,388      120,814       61,002
     Less loans charged off                    119,155      265,884       54,817
                                            ----------   ----------   ----------
     Balance, December 31                   $2,300,485   $2,062,252   $2,037,322
                                            ==========   ==========   ==========

7.   PREMISES AND EQUIPMENT

     Major classifications of premises and equipment are summarized as follows:

                                                          2002          2001
                                                      -----------   -----------

     Land and land improvements                       $ 1,094,647   $ 1,094,546
     Building and leasehold improvements                6,068,568     6,018,245
     Furniture, fixtures, and equipment                 2,452,273     2,349,709
     Construction in progress                             447,595        10,100
                                                      -----------   -----------
                                                       10,063,083     9,472,600
     Less accumulated depreciation and amortization     3,582,353     3,227,803
                                                      -----------   -----------
        Total                                         $ 6,480,730   $ 6,244,797
                                                      ===========   ===========

          Depreciation and amortization charged to operations was $354,550 in 2002, $300,531 in 2001, and $337,158 in 2000.

8.   OTHER ASSETS

          The components of other assets are as follows:

                                                    2002         2001
                                                 ----------   ----------

     FHLB stock                                  $1,245,700   $1,056,000
     Accrued interest on investment securities      294,077      329,312
     Accrued interest on loans                      424,650      423,752
     Deferred tax asset, net                         87,117      190,848
     Other                                          214,168      304,656
                                                 ----------   ----------
        Total                                    $2,265,712   $2,304,568
                                                 ==========   ==========

9.   DEPOSITS

     Time deposits at December 31, 2002 mature $49,951,941 in 2003, $33,385,345 during 2004 through 2005, and $10,281,682 beyond 2005.

     Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $17,677,677 and $15,866,131 at December 31, 2002 and 2001, respectively.

     Maturities on time deposits of $100,000 or more at December 31, 2002, are as follows:

     Within three months                                    $ 3,697,008
     Beyond three but within six months                       3,434,299
     Beyond six but within twelve months                      1,983,994
     Beyond one year                                          8,562,366
                                                            -----------
        Total                                               $17,677,667
                                                            ===========

10.  SHORT-TERM BORROWINGS

     The outstanding balances and related information of short-term borrowings which includes securities sold under agreements to repurchase are summarized as follows:

                                                2002        2001
                                             ----------   --------

     Balance at year-end                     $  785,778   $660,678
     Average balance outstanding                977,343    637,106
     Maximum month-end balance                1,176,829    833,008
     Weighted-average rate at year-end             0.33%      0.79%
     Weighted-average rate during the year         0.73%      2.42%

     Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

     The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 4.00 percent, from Lorain National Bank. At December 31, 2002 and 2001, there were no outstanding balances on this line.

11.  OTHER BORROWINGS

     Other borrowings consist of fixed rate advances from the FHLB as follows:

                               Interest
                Maturity         Rate        2002          2001
     -----------------------   --------   -----------   ----------

     August 8, 2003              2.03%    $ 1,440,000   $       --
     August 9, 2004              2.70%        525,000           --
     August 9, 2005              3.34%        525,000           --
     August 9, 2006              3.87%        510,000           --
     July 1, 2007                6.40%        880,803    1,301,334
     September 4, 2008           5.36%      4,000,000    4,000,000
     October 2, 2008             4.53%      2,000,000    2,000,000
     July 28, 2010               6.45%      2,000,000    2,000,000
     February 1, 2012            4.17%      1,863,265           --
     June 4, 2012                4.04%        965,887           --
     June 4, 2017                4.34%        980,098           --
                                          -----------   ----------
        Total                             $15,690,053   $9,301,334
                                          ===========   ==========

     Advances from FHLB maturing July 1, 2007, February 1, 2012, June 4, 2012, and June 4, 2017 require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under terms of a blanket agreement, collateral for the FHLB borrowings are secured by certain qualifying assets of the Bank which consist principally of first mortgage loans. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $91.4 million at December 31, 2002.

12.  OTHER LIABILITIES

     The components of other liabilities are as follows:

                                      2002       2001
                                    --------   --------
     Accrued interest on deposits   $485,946   $607,204
     Other                           152,854    119,213
                                    --------   --------

        Total                       $638,800   $726,417
                                    ========   ========

13.  INCOME TAXES

     The provision for federal income taxes consists of:

                            2002         2001        2000
                          ----------   --------   ----------
     Current payable      $1,180,108   $916,456   $1,010,182
     Deferred                (72,302)    54,403      (87,521)
                          ----------   --------   ----------

        Total provision   $1,107,806   $970,859   $  922,661
                          ==========   ========   ==========

     The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                              2002       2001
                                            --------   --------
     Deferred tax assets:
        Allowance for loan losses           $713,232   $632,233
        Supplemental retirement plan          19,348         --
                                            --------   --------
           Gross deferred tax assets         732,580    632,233
                                            --------   --------

     Deferred tax liabilities:
        Deferred origination fees, net       173,186    164,450
        Premises and equipment               122,908    119,082
        Net unrealized gain on securities    244,918     68,885
        Other                                104,451     88,968
                                            --------   --------
           Gross deferred tax liabilities    645,463    441,385
                                            --------   --------
           Net deferred tax assets          $ 87,117   $190,848
                                            ========   ========

          No valuation allowance was established at December 31, 2002 and 2001 in view of the Company's ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

     The reconciliation between the federal statutory rate and the Company's effective consolidated income tax rate is as follows:

                                      2002                   2001                   2000
                              --------------------   --------------------   --------------------
                                            % of                   % of                   % of
                                           Pre-tax                Pre-tax                Pre-tax
                                Amount     Income      Amount     Income      Amount     Income
                              ----------   -------   ----------   -------   ----------   -------
     Provision at statutory
        rate                  $1,226,976    34.0%    $1,102,098    34.0%    $1,074,173    34.0%
     Tax-free income            (147,425)   (4.1)      (157,362)   (4.9)      (178,520)   (5.7)
     Nondeductible interest
        expense                   21,590     0.6         26,068     0.8         19,966     0.6
     Other                         6,665     0.2             55     0.1          7,042     0.3
                              ----------    ----     ----------    ----     ----------    ----
     Actual tax expense
        and effective rate    $1,107,806    30.7%    $  970,859    30.0%    $  922,661    29.2%
                              ==========    ====     ==========    ====     ==========    ====

14.  EMPLOYEE BENEFITS

     Retirement Plan

     The Bank maintains a section 401(k) employee savings and investment plan for all full-time employees and officers of the Bank with more than one year of service. The Bank's contribution to the plan is based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 15 percent of salary. Employee contributions are vested at all times, and the Bank contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for 2002, 2001, and 2000 to this plan amounted to $53,268, $49,130, and $44,411, respectively.

     Supplemental Retirement Plan

     Effective December 1, 2001, the Bank adopted a Directors Retirement Plan to provide post-retirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The Plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director's retirement. The expense of the plan for the years ended December 31, 2002 and 2001 amounted to $52,800 and $4,107, respectively.

     Stock Option Plan

     The Company maintains a stock option plan ("the Plan") for granting incentive stock options and non-qualified stock options for key officers and employees and non-employee directors of the Company. A total of 119,779 shares of authorized and unissued or issued common stock are reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. No option shall become exercisable earlier than one year from the date the Plan was approved by the stockholders.

14.  EMPLOYEE BENEFITS

     The following table presents share data related to the outstanding options:

                                         Weighted-            Weighted-
                                          average              average
                                         Exercise             Exercise
                                 2002      Price      2001      Price
                                ------   --------    ------   ---------
     Outstanding, January 1     21,985    $26.11     21,985     $26.11
     Granted                     9,450     28.50         --         --
     Exercised                    (989)    22.86         --         --
     Forfeited                      --        --         --         --
                                ------               ------
     Outstanding, December 31   30,446    $26.97     21,985     $26.11
                                ======               ======
     Exercisable at year-end    20,996     26.28     21,985      26.11
                                ======               ======

     The following table summarizes the characteristics of stock options at December 31, 2002:

                                             Outstanding                 Exercisable
                                    -------------------------------   -----------------
                                             Contractual    Average            Average
                         Exercise              Average     Exercise            Exercise
     Grant Date           Price     Shares      Life         Price    Shares    Price
     -----------------   --------   ------   -----------   --------   ------   --------
     June 14, 1999        $30.24     7,350       6.45       $30.24     7,350    $30.24
     November 23, 1999     29.52     2,625       6.90        29.52     2,625     29.52
     December 11, 2000     22.86    11,021       7.95        22.86    11,021     22.86
     December 9, 2002      28.50     9,450       9.94        28.50        --        --
                                    ------                            ------

                                    30,446                   26.97    20,996     26.28
                                    ======                            ======

15.  COMMITMENTS

          In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying consolidated financial statements. These commitments and contingent liabilities represent financial instruments with off-balance sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments which were comprised of the following:

                                       2002          2001
                                    -----------   -----------
     Commitments to extend credit   $12,863,165   $17,265,756
     Standby letters of credit           86,692        72,692
                                    -----------   -----------

        Total                       $12,949,857   $17,338,448
                                    ===========   ===========

          The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance sheet instruments. Generally, collateral is not required to support financial instruments with credit risk. The terms are typically for a one-year period with an annual renewal option subject to prior approval by management.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party.

     The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future funding requirements.

16.  REGULATORY RESTRICTIONS

     Loans

     Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of ten percent of the Bank's common stock and capital surplus.

     Dividends

     The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends in 2003 is $3,101,000 plus 2003 profits retained up to the date of the dividend declaration.

17.  REGULATORY CAPITAL

     Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

     In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

     As of December 31, 2002 and 2001, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.

     The Company's actual capital ratios are presented in the following table which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's.

                                             2002                 2001
                                     -------------------   -------------------
                                        Amount     Ratio      Amount     Ratio
                                     -----------   -----   -----------   -----
     Total Capital
     (to Risk-weighted Assets)

     Actual                          $22,997,205   16.72%  $21,147,628   17.82%
     For Capital Adequacy Purposes    11,001,899    8.00     9,493,703    8.00
     To Be Well Capitalized           13,752,374   10.00    11,867,129   10.00

     Tier I Capital
     (to Risk-weighted Assets)

     Actual                          $21,270,980   15.47%  $19,657,090   16.56%
     For Capital Adequacy Purposes     5,500,950    4.00     4,746,851    4.00
     To Be Well Capitalized            8,251,424    6.00     7,120,277    6.00

     Tier I Capital
     (to Average Assets)

     Actual                          $21,270,980    9.42%  $19,657,090    9.94%
     For Capital Adequacy Purposes     9,033,386    4.00     7,906,376    4.00
     To Be Well Capitalized           11,291,733    5.00     9,882,970    5.00

18.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The estimated fair value of the Company's financial instruments at December 31, are as follows:

                                                    2002                         2001
                                       ---------------------------   ---------------------------
                                         Carrying         Fair         Carrying        Fair
                                           Value          Value          Value         Value
                                       ------------   ------------   ------------   ------------
     Financial assets:
        Cash and due from banks        $  1,775,324   $  1,775,324   $  3,443,435   $  3,443,435
        Federal funds sold                  350,000        350,000      2,450,000      2,450,000
        Interest-bearing deposits
          in other institutions             571,969        571,969      1,240,207      1,240,207
        Investment securities:
           Available for sale            35,917,057     35,917,057     21,179,786     21,179,786
           Held to maturity               6,242,095      6,405,918     10,229,068     10,471,978
        Net loans                       172,642,646    182,439,113    150,766,103    157,569,103
        Regulatory stock                  1,245,700      1,245,700      1,056,000      1,056,000
        Accrued interest receivable         718,727        718,727        753,064        753,064
                                       ------------   ------------   ------------   ------------
              Total                    $219,463,518   $229,423,808   $191,117,663   $198,163,573
                                       ============   ============   ============   ============

     Financial liabilities:
        Deposits                       $187,384,494   $191,025,787   $167,382,728   $170,258,728
        Short-term borrowings               785,778        785,778        660,678        660,678
        Other borrowings                 15,690,053     16,390,391      9,301,334      9,679,000
        Accrued interest payable            485,946        485,946        607,204        607,204
                                       ------------   ------------   ------------   ------------
              Total                    $204,346,271   $208,687,902   $177,951,944   $181,205,610
                                       ============   ============   ============   ============

     Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

     Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

     If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

     As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

     The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

     Cash and Due from Banks, Interest-bearing Deposits in Other Institutions, Federal Funds Sold, Regulatory Stock, Accrued Interest Receivable, Accrued Interest Payable, and Short-term Borrowings

        The fair value is equal to the current carrying value.

     Investment Securities

     The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

     Loans, Deposits, and Other Borrowings

     The fair value of loans, certificates of deposit, and other borrowings is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, noninterest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end.

     Commitments to Extend Credit

     These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 15.

19.  PARENT COMPANY

     Following are condensed financial statements for the Company.

                             CONDENSED BALANCE SHEET

                                                                  December 31,
                                                           -------------------------
                                                               2002          2001
                                                           -----------   -----------
     ASSETS
        Cash and due from banks                            $   292,947   $   167,074
        Interest-bearing deposits in other institutions        283,969       377,207
        Investment in subsidiary bank                       21,169,492    19,242,526
                                                           -----------   -----------
     TOTAL ASSETS                                          $21,746,408   $19,786,807
                                                           ===========   ===========
     STOCKHOLDERS' EQUITY                                  $21,746,408   $19,786,807
                                                           ===========   ===========

                          CONDENSED STATEMENT OF INCOME

                                                    Year Ended December 31,
                                             ------------------------------------
                                                2002         2001         2000
                                             ----------   ----------   ----------
     INCOME
        Dividends from subsidiary bank       $1,020,895   $  854,703   $1,335,994
        Interest income                           6,963        4,709       25,600
                                             ----------   ----------   ----------
           Total income                       1,027,858      859,412    1,361,594

     EXPENSES                                   166,800      152,626      120,243
                                             ----------   ----------   ----------

     Income before income tax benefit           861,058      706,786    1,241,351

     Income tax benefit                         (54,636)     (48,063)     (34,178)

     Income before equity in undistributed
        net income of subsidiary                915,695      754,849    1,275,529
                                             ----------   ----------   ----------

     Equity in undistributed net income
        of subsidiary                         1,585,254    1,515,758      961,142
                                             ----------   ----------   ----------

     NET INCOME                              $2,500,949   $2,270,607   $2,236,671
                                             ==========   ==========   ==========

                        CONDENSED STATEMENT OF CASH FLOWS

                                                            Year Ended December 31,
                                                   ---------------------------------------
                                                       2002          2001          2000
                                                   -----------   -----------   -----------
OPERATING ACTIVITIES
   Net income                                      $ 2,500,949   $ 2,270,607   $ 2,236,671
   Adjustments to reconcile net income to
      net cash provided by operating activities:
      Equity in undistributed net
         income of subsidiary                       (1,585,254)   (1,515,758)     (961,142)
      Other                                                 --        32,210       (32,176)
                                                   -----------   -----------   -----------
         Net cash provided by
            operating activities                       915,695       787,059     1,243,353
                                                   -----------   -----------   -----------

INVESTING ACTIVITIES
   Decrease (increase) in interest-bearing
      deposits in other institutions                    93,237      (350,766)    1,002,177
                                                   -----------   -----------   -----------
         Net cash provided by (used for)
            investing activities                        93,237      (350,766)    1,002,177
                                                   -----------   -----------   -----------

FINANCING ACTIVITIES
   Purchase of treasury stock                         (204,070)           --    (1,311,050)
   Sale of treasury stock                               18,020            --        44,499
   Exercise of stock options                            23,509            --            --
   Proceeds from dividend reinvestment plan            142,178            --            --
   Cash dividends                                     (862,696)     (772,068)     (595,255)
                                                   -----------   -----------   -----------
         Net cash used for financing activities       (883,059)     (772,068)   (1,861,806)
                                                   -----------   -----------   -----------

         Increase (decrease) in cash                   125,873      (335,775)      383,724

CASH AT BEGINNING OF YEAR                              167,074       502,849       119,125
                                                   -----------   -----------   -----------

CASH AT END OF YEAR                                $   292,947   $   167,074   $   502,849
                                                   ===========   ===========   ===========

20.  SELECTED QUARTERLY FINANCIAL DATA (unaudited)

                                                Three Months Ended
                               ------------------------------------------------------
                                March 31,    June 30,    September 30,   December 31,
                                  2002         2002          2002           2002
                               ----------   ----------   -------------   ------------
Total interest income          $3,426,323   $3,499,140     $3,585,611     $3,557,998
Total interest expense          1,536,068    1,512,260      1,590,727      1,509,031
                               ----------   ----------     ----------     ----------

Net interest income             1,890,255    1,986,880      1,994,884      2,048,967
Provision for loan losses          75,000       75,000         75,000         75,000
                               ----------   ----------     ----------     ----------

Net interest income after
   provision for loan losses    1,815,255    1,911,880      1,919,884      1,973,967

Total noninterest income          261,077      283,715        285,499        363,817
Total noninterest expense       1,259,422    1,345,672      1,268,026      1,333,219
                               ----------   ----------     ----------     ----------

Income before income taxes        816,910      849,923        937,357      1,004,565
Income taxes                      268,000      278,000        298,000        263,806
                               ----------   ----------     ----------     ----------

Net income                     $  548,910   $  571,923     $  639,357     $  740,759
                               ==========   ==========     ==========     ==========

Per share data:
Net income
   Basic                       $     0.47   $     0.49     $     0.55     $     0.64
   Diluted                           0.47         0.49           0.55           0.64
Average shares outstanding
   Basic                        1,158,377    1,158,665      1,156,181      1,156,476
   Diluted                      1,159,491    1,159,196      1,159,277      1,158,868


                                               Three Months Ended
                               ------------------------------------------------------
                                March 31,    June 30,    September 30,   December 31,
                                  2001         2001          2001           2001
                               ----------   ----------   -------------   ------------
Total interest income          $3,299,426   $3,462,634    $3,508,111      $3,534,205
Total interest expense          1,655,626    1,725,151     1,730,710       1,636,435
                               ----------   ----------    ----------      ----------

Net interest income             1,643,800    1,737,483     1,777,401       1,897,770
Provision for loan losses          39,000       41,000        45,000          45,000
                               ----------   ----------    ----------      ----------

Net interest income after
   provision for loan losses    1,604,800    1,696,483     1,732,401       1,852,770

Total noninterest income          258,665      267,775       365,793         204,153
Total noninterest expense       1,090,308    1,237,226     1,149,978       1,263,862
                               ----------   ----------    ----------      ----------

Income before income taxes        773,157      727,032       948,216         793,061
Income taxes                      235,900      235,600       288,326         211,033
                               ----------   ----------    ----------      ----------

Net income                     $  537,257   $  491,432    $  659,890      $  582,028
                               ==========   ==========    ==========      ==========

Per share data:
Net income
   Basic                       $     0.46   $     0.42    $     0.57      $     0.50
   Diluted                           0.46         0.42          0.57            0.50
Average shares outstanding
   Basic                        1,158,102    1,157,911     1,160,388       1,158,102
   Diluted                      1,159,519    1,159,738     1,160,934       1,158,565

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Middlefield Banc Corp.

We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ S.R. Snodgrass, A.C.
Wexford, PA
January 17, 2003

Selected Financial Data

The summary financial information to follow is not a substitute for Middlefield's historical financial information and other detailed financial information we provide elsewhere in this document. You should read the summary financial information together with the historical financial information and other detailed financial information we provide elsewhere in this document. We derived the financial data from Middlefield's audited financial statements for the fiscal years ended December 31, 1998 through 2002.

                                                                           As of or For the Years Ended December 31,
                                                                --------------------------------------------------------------
(In thousands, except share and per share amounts and ratios)      2002         2001         2000         1999         1998
                                                                ----------   ----------   ----------   ----------   ----------
Income Statement Data:
Interest income .............................................   $   14,120   $   13,707   $   12,770   $   11,449   $   10,901
Interest expense ............................................        6,148        6,748        5,910        5,048        5,085
                                                                ----------   ----------   ----------   ----------   ----------
Net interest income .........................................        7,972        6,959        6,860        6,401        5,817
Provision for loan losses ...................................          300          170          275          296          270
                                                                ----------   ----------   ----------   ----------   ----------
Net interest income after provision for loan losses .........        7,672        6,789        6,585        6,105        5,546
Noninterest income, including securities gains (losses)......        1,143        1,194          983          804          599
Noninterest expense .........................................        5,206        4,741        4,409        4,254        3,825
                                                                ----------   ----------   ----------   ----------   ----------
Income before income taxes ..................................        3,609        3,242        3,159        2,655        2,320
Income taxes ................................................        1,108          971          922          735          630
                                                                ----------   ----------   ----------   ----------   ----------
   Net income ...............................................   $    2,501   $    2,271   $    2,237   $    1,920   $    1,690
                                                                ==========   ==========   ==========   ==========   ==========

Balance Sheet Data:
Investment securities .......................................   $   42,159   $   31,409   $   29,811   $   31,818   $   36,656
Loans, net ..................................................   $  172,643   $  150,766   $  133,267   $  119,472   $  102,728
Total deposits ..............................................   $  187,384   $  167,383   $  147,166   $  135,094   $  128,828
FHLB Cincinnati advances ....................................   $   15,690   $    9,301   $    9,862   $    9,602   $    9,576
Total stockholders' equity ..................................   $   21,746   $   19,791   $   18,243   $   17,689   $   16,657
Total assets ................................................   $  226,246   $  197,858   $  176,489   $  165,512   $  155,558

Per Common Share Data: /(1)/
Basic net income ............................................   $     2.16   $     1.96   $     1.92   $     1.60   $     1.40
Diluted net income ..........................................   $     2.16   $     1.95   $     1.92   $     1.60   $      N/A
Book value ..................................................   $    18.80   $    17.09   $    15.75   $    14.75   $    13.81

Weighted Average Number of Shares:
Basic .......................................................    1,157,369    1,160,388    1,163,406    1,200,247    1,203,673
Diluted .....................................................    1,159,268    1,161,591    1,163,406    1,200,247          N/A

Selected Ratios:
Return on average total stockholders' equity ................        12.08%       11.89%       12.83%       11.17%       10.43%
Return on average total assets ..............................         1.17%        1.22%        1.31%        1.21%        1.15%
Dividend payout ratio .......................................        34.49%       33.94%       26.61%       29.82%       29.53%
Efficiency ratio /(2)/ ......................................        57.12%       58.16%       56.21%       59.05%       59.62%

Asset Quality Ratios:
Reserve for loan losses to ending total loans ...............         1.31%        1.35%        1.51%        1.45%        1.48%
Net loan charge-offs to average loans .......................         0.04%        0.10%          --%        0.07%        0.07%

Capital Ratios:
Average stockholders' equity to average assets ..............         9.70%       10.24%       10.20%       10.83%       11.04%
Leverage ratio /(3)/ ........................................         9.42%        9.94%       10.32%       10.93%       11.35%
Total risk-based capital ratio /(3)/ ........................        16.72%       17.82%       17.75%       18.39%       18.37%

/(1)/ Per share amounts are adjusted for a 5% stock dividend paid in 2002, a 10%
      stock dividend paid in 1998, and a 2-for-1 stock split in 2000.
/(2)/ Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income minus nonrecurring items.
/(3)/ Computed in accordance with Federal Reserve Board and FDIC guidelines.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

The consolidated review and analysis of Middlefield Banc Corp. ("Middlefield") is intended to assist the reader in evaluating the performance of Middlefield for the years ended December 31, 2002 and 2001. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

Middlefield is an Ohio corporation organized to become the holding company of The Middlefield Banking Company ("Bank"). The Bank is a state-chartered bank located in Middlefield, Ohio. Middlefield and its subsidiary bank derive substantially all of their income from banking and bank-related services, including interest earnings on residential real estate, commercial mortgage, commercial, and consumer financings as well as interest earnings on investment securities and deposit services to its customers through five locations.

Forward Looking Statement

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as "believes," "expects," "anticipates," "estimates," "intends," "should," "will," "plans," "potential" and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks of uncertainties occurs or if the underlying assumptions prove incorrect, actual results in 2003 and beyond could differ materially from those expressed in or implied by the forward-looking statements.

Forward-looking statements are based upon a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond Middlefield's control. Although Middlefield believes its estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by Middlefield or any other person that the indicated results will be achieved. Investors are cautioned not to place undue reliance on forward-looking information.

Results of Operations

Middlefield recorded net income of $2.5 million in 2002, which represents an increase of $230,000, or 10.1%, over 2001. Net income for 2001 of $2.3 million represented an increase of $34,000, or 1.5%, over 2000. Diluted earnings per share have increased each of the past three years to $2.16 per share for 2002, $1.95 per share for 2001, and $1.92 per share for 2000.

Net Interest Income -- 2002 Compared to 2001. Net interest income for 2002 increased to $8.0 million, compared to $7.0 million for 2001. Interest income for 2002 was $14.1 million as compared to $13.7 million for 2001. This increase of $413,000 or 3.0% was influenced primarily by an increase in interest earned on loans receivable of $533,000, while offset by decreases in interest earned on federal funds sold, investment securities, and interest-bearing deposits in other institutions of $73,000, $33,000, and $14,000 respectively. Although the rate environment forced a decrease to interest rate yields, interest income was driven by increases in average balances of interest-earning assets. The average balance of loans receivable and investment securities increased $20.3 million to $163.8 million and $5.3 million to $35.2 million, respectively, during 2002. The tax-equivalent yield on interest earning assets decreased to 6.99% for 2002 from 7.79% for 2001, and primarily resulted from a 102 basis point and 69 basis point decrease in investment securities and loans receivable, respectively. During 2002, $14.0 million in called, matured, and repayed investment securities were reinvested at substantially lower rates. The inflow of deposits coupled with the rapid repayment of mortgage-backed securities has resulted in reinvestment options at substantially lower rates than the previous year. The lower interest rate environment resulted during 2001, when interest rates were driven downward by an aggressive rate reduction policy by the Federal Reserve Board.

Interest expense decreased $600,000 or 8.9% for 2002 to $6,148,000 from $6,748,000 for 2001. Interest expense incurred on deposits decreased $720,000 for 2002 as compared to 2001 and was primarily attributable to the current interest rate environment that resulted in a lowering of the cost of funds to 3.68% for 2002 as compared to 4.71% for 2001. Offsetting the declining rates was an increase in the average balance of interest-bearing liabilities of $23.9 million to $167.2 million for 2002. In particular, the average balance of savings and certificates of deposits increased $10.6 million and $6.7 million, respectively. Core deposit growth also was driven by a general shift in customer preference away from the equity markets and into insured bank deposits. Although the Bank reduced its costs on all deposit products during 2002, certificates of deposits were the primary target as such costs decreased by 113 basis points. Interest expense on borrowings increased to $670,000 for 2002 as compared to $550,000 for 2001 and resulted primarily from an additional $7.0 million in borrowings with the Federal Home Loan Bank that Middlefield did not have at December 31, 2001.

2001 Compared to 2000. Net interest income for 2001 increased slightly to $7.0 million, compared to $6.9 million for 2000. Interest income of $13.7 million in 2001 represents an increase of $0.9 million, or 7.3%, over 2000, and 2001 was influenced primarily by an increase in interest earned on loans receivable of $1.0 million. Correspondingly, interest expense of $6.7 million in 2001 increased by $0.8 million, or 14.2%, and resulted almost entirely from an increase in interest expense on deposits. The average balance of interest-earning assets increased $16.4 million for 2001 and was comprised of increases in loans receivable, specifically real estate mortgages, of $14.9 million, or 11.6%, to $143.6 million, and interest-bearing deposits with other banks of $1.8 million, or 47.3%, to $5.6 million. Due to the declining rate environment in 2001, the tax-equivalent yield on interest-earning assets declined to 7.79% from 8.02% for 2000. While the yield on loans receivable and interest-bearing deposits with other banks was reduced by 21 and 190 basis points, respectively, the investment securities yield remained unchanged as management engaged in restructuring the investment securities portfolio to include higher yielding mortgage-backed securities with longer maturity periods. Partially offsetting increases in interest income in 2001 was an increase in the average balances of time deposits of $13.3 million, or 19.1%, to $83.2 million and savings deposits of $3.4 million, or 10.6%, to $35.4 million. The average cost of funds on interest-bearing liabilities increased to 4.71% in 2001 from 4.58% in 2000, primarily resulting from an increase of 14 basis points for the more competitively priced certificates of deposit products.

Average Balances, Interest Rates and Yields. The following table sets forth certain information relating to our average balance sheet, and it reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily average balances.

                                                                                  Year ended December 31,
                                              -------------------------------------------------------------------------------
                                                             2002                                     2001
                                              --------------------------------------   --------------------------------------
                                                                           Average                                  Average
          (Dollars in thousands)               Average                   yield/cost)    Average                   yield/cost)
                                               balance   Interest/(1)/     /(4)/        balance   Interest/(1)/     /(4)/
                                              --------   -------------   -----------   --------   -------------   -----------
Interest-earning assets:
   Loans receivable........................   $163,828      $12,341          7.53%     $143,560      $11,808          8.23%
   Investment securities...................     35,169        1,615          5.21%       29,887        1,625          6.24%
   Interest-earning deposits with other                                                                               4.85%
   banks...................................      6,116          164          2.68%        5,647          274
                                              --------      -------        ------      --------      -------        ------
Total interest-earning assets..............    205,113       14,120          6.99%      179,094       13,707          7.79%
                                                            -------                                  -------
Non-interest-earning assets................      8,368                                    7,455
                                              --------                                 --------
Total assets...............................   $213,481                                 $186,549
                                              ========                                 ========
Interest-bearing liabilities:
   Interest-bearing demand deposits........   $  7,905          109          1.38%     $  6,296          153          2.43%
   Money market deposits...................      9,090          199          2.19%        8,123          244          3.00%
   Savings deposits........................     46,045          948          2.06%       35,432          954          2.69%
   Certificates of deposit.................     89,857        4,222          4.70%       83,177        4,847          5.83%
   Borrowings..............................     14,258          670          4.70%       10,211          550          5.39%
                                              --------      -------        ------      --------      -------        ------
Total interest-bearing liabilities.........    167,155        6,148          3.68%      143,239        6,748          4.71%
                                                            -------                                  -------
Non interest-bearing liabilities:
   Other liabilities.......................     25,621                                   24,216
Stockholders' equity.......................     20,705                                   19,094
                                              --------                                 --------
Total liabilities and stockholders' equity.   $213,481                                 $186,549
                                              ========                                 ========
Net interest income........................                 $ 7,972                                  $ 6,959
                                                            =======                                  =======
Interest rate spread/(2)/..................                                  3.31%                                    3.08%
Net yield on interest-earning assets/(3)/..                                  3.99%                                    3.89%
Ratio of average interest-earning assets to
   average interest-bearing liabilities ...                                122.71%                                  125.03%

                                                      Year ended December 31,
                                              --------------------------------------
                                                              2000
                                              --------------------------------------
          (Dollars in thousands)               Average                   yield/cost)
                                               balance   Interest/(1)/     /(4)/
                                              --------   -------------   -----------
Interest-earning assets:
   Loans receivable........................   $128,661      $10,852          8.43%
   Investment securities...................     30,162        1,658          6.39%
   Interest-earning deposits with other
   banks...................................      3,833          259          6.76%
                                              --------      -------        ------
Total interest-earning assets..............    162,656       12,769          8.02%
                                                            -------
Non-interest-earning assets................      8,231
                                              --------
Total assets...............................   $170,887
                                              ========
Interest-bearing liabilities:
   Interest-bearing demand deposits........   $  6,268          174          2.78%
   Money market deposits...................     10,310          308          2.99%
   Savings deposits........................     32,036          855          2.67%
   Certificates of deposit.................     69,866        3,975          5.69%
   Borrowings..............................     10,641          598          5.62%
                                              --------      -------        ------
Total interest-bearing liabilities.........    129,121        5,910          4.58%
                                                            -------
Non interest-bearing liabilities:
   Other liabilities.......................     24,336
Stockholders' equity.......................     17,430
                                              --------
Total liabilities and stockholders' equity.   $170,887
                                              ========

Net interest income........................                 $ 6,859
                                                            =======
Interest rate spread/(2)/..................                                  3.44%
Net yield on interest-earning assets/(3)/..                                  4.22%
Ratio of average interest-earning assets to
   average interest-bearing liabilities ...                                125.97%

/(1)/ Interest income and expense are for the period that banking operations were in effect.

/(2)/ Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

/(3)/ Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

/(4)/ Average yield/cost is presented on a taxable equivalent basis using 34%.

Rate/Volume Analysis. The following table sets forth certain information regarding the changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(1) changes in volume (changes in average volume multiplied by prior year rate), and (2) changes in rates (changes in rate multiplied by prior year average volume). Increases and decreases due to both rate and volume have been allocated proportionally to the change due to volume and the change due to rate.

                                               Changes in net interest
                                              income for the year ended
                                                   December 31,
                                              -------------------------   ----------------------
                                                   2002 vs. 2001              2001 vs. 2000
                                              Increase (decrease) due     Increase (decrease)
                                                        to                        due to
                                              -------------------------   ----------------------
             (Dollars in thousands)           Volume     Rate     Total   Volume   Rate    Total
                                              ------   -------   ------   ------   -----   -----
Interest income:
   Loans receivable .......................   $1,320   $  (787)  $  533   $1,217   $(262)   $955
   Investment securities ..................     (138)      128      (10)      (9)    (24)    (33)
   Other interest-earning assets ..........       25      (135)    (110)      37     (22)     15
                                              ------   -------   ------   ------   -----    ----
      Total interest income ...............    1,207      (794)     413    1,245    (308)    937
                                              ------   -------   ------   ------   -----    ----
Interest expense:
   Interest-bearing demand ................       64      (108)     (44)       1     (22)    (21)
   Money market ...........................       35       (80)     (45)     (66)      2     (64)
   Savings ................................      (28)       22       (6)       8      99     102
   Certificates of deposit ................      443    (1,068)    (625)     774      98     872
   Other interest-bearing liabilities .....      177       (57)     120      (24)    (24)    (48)
                                              ------   -------   ------   ------   -----    ----
      Total interest expense ..............      690    (1,290)    (600)     766      63     838
                                              ------   -------   ------   ------   -----    ----
Change in net interest income .............   $  517   $   496   $1,013   $  469   $(370)   $ 99
                                              ======   =======   ======   ======   =====    ====

Loan Loss Provision -- 2002 Compared to 2001. The provision for loan losses was $300,000 in 2002 as compared to $170,000 in 2001. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations. The change in the loan loss provision in 2002 was principally a result of an increase in nonperforming loans during the year coupled with an increase in classified assets from 2001 to 2002.

2001 Compared to 2000. The provision for loan losses was $170,000 in 2001 as compared to $275,000 in 2000. The change in the loan loss provision in 2001 was principally a result of a reduction in the amount of classified assets from 2000 to 2001.

Noninterest Income -- 2002 Compared to 2001. Total noninterest income decreased slightly in 2002 to $1.1 million from $1.2 million for 2001. The decrease is accounted for principally by the recognition of investment security gains of $98,000 in 2001 that was not repeated in 2002.

Offsetting this decline was an increase in fee income from deposit accounts, as well as increases in ATM surcharges and debit card fees. Such fees have progressively increased as the number of accounts and volume of related transactions have increased.

2001 Compared to 2000. Total noninterest income was $1.2 million in 2001, an increase of 21.5% over 2000. The increase is accounted for principally by fee income from deposit accounts, which grew commensurate with deposit growth, coupled with the recognition of investment security gains of $98,000.

Transaction deposit accounts grew at a steady pace in 2002, 2001, and 2000. In general, management prices deposits at rates competitive with rates offered by the other banks in Middlefield's market, which rates tend to be somewhat lower than rates offered by thrift institutions and credit unions. Middlefield generally has not imposed service charges and fees to the same extent as other local institutions. Although a wider range of service charges and fees and higher service charges and fees would yield more income for each dollar of deposits, imposing service charges and fees on a basis equivalent to those imposed by many other area banks might adversely affect deposit growth. To promote deposit growth and provide cross-selling opportunities, Middlefield has not adopted the most aggressive fee structure. Deposit growth is generated by developing strong customer relationships and cross-selling deposit relationships to loan customers. Management intends to continue promoting demand deposit products, particularly noninterest-bearing deposit products, in order to obtain additional interest-free lendable funds.

Noninterest Expense -- 2002 Compared to 2001. Noninterest expense increased 9.8% to $5.2 million for 2002 as compared to $4.7 million for 2001. Compensation and employee benefits increased $207,000, or 8.9%, primarily as a result of normal merit raises and a 17.0% increase in health insurance expenses for 2002. Occupancy and equipment expenses increased 16.8% or $98,000 as a result of added capital expenditures in prior years, in particular the Chardon branch which became operational in 2001. As a result of increased transaction activity from operating a larger organization, data processing expenses increased $65,000 or 18.1% during 2002 as compared to 2001. In addition, all other expenses increased $94,000 or 6.4% as a result of an increase in operational expenses for such items as telephone and postage usage that resulted from expanding into a larger organization, as well as a full years worth of expenses relating to the Directors Retirement Plan. Offsetting these increases was a reduction in marketing costs that occurred in 2001 marking the 100th anniversary of the Bank. Middlefield has also purchased land for expansion of a new branch in early 2003, and anticipates incurring additional capital and operational expenditures in the next twelve months.

2001 Compared to 2000. Noninterest expense increased 7.6% to $4.7 million for 2001 as compared to $4.4 million for 2000. Compensation and employee benefits increased $76,000, or 3.4%, primarily as a result of normal merit raises. Data processing expenses increased $47,000, or 14.9%, as a result of increased transaction activity with the opening of the Chardon branch. Professional fees increased $35,000, or 16.5%, and resulted from outside assistance in complying with the increased levels of regulatory compliance of a publicly reporting company. Other expenses increased $178,000 due to the marketing of the 100th anniversary of the Bank, costs incurred with the addition of internet banking, as well as increases in other expenses such as telephones, supplies, etc., that relate to increases in volume that correspond with the sustained growth of the Bank.

Provision for Income Taxes. The provision for income taxes fluctuated in 2002, 2001, and 2000 in direct correlation to the changing level of pre-taxable income during these periods.

Financial Condition

Assets and Liabilities. Middlefield's total assets increased $28.4 million, or 14.4%, to $226.2 million at December 31, 2002 from $197.9 million at December 31, 2001. This increase primarily resulted from a $21.9 million, or 14.5%, increase in net loans receivable to $172.6 million at December 31, 2002 that was funded by a $20.0 million net increase in customer deposits and a series of borrowings with the Federal Home Loan Bank of approximately $7.0 million. The increase in net loans receivable resulted from the economic health of Middlefield's market area, the current interest rate environment, and the strategic, service-oriented marketing approach taken by management to meet the lending needs of the area. The majority of Middlefield's lending activity consists of mortgage loans secured by one-to-four family residential property. Such loans grew $10.8 million, or 9.6%, to $123.8 million at December 31, 2002, representing 70.8% of the loan portfolio. Management attributes the increases in residential real estate properties to continued customer referrals and Middlefield's overall relationship with its customers. Also affected by the local economic conditions were commercial and commercial real estate loans, which increased in total by $10.7 million to $42.4 million.

Investment securities available for sale increased to $35.9 million at December 31, 2002 from $21.2 million at December 31, 2001. Meanwhile, investment securities held to maturity decreased to $6.2 million at December 31, 2002 from $10.2 million at December 31, 2001. The net increase in 2002 is primarily due to investment purchases of $24.4 million primarily in mortgage-backed securities, which was partially offset by investment calls and maturities of $14.0 million. Purchases of mortgage-backed securities, which have all been classified as available for sale, typically have maturities ranging from 15 to 30 years with yields between 4.5% and 6.0%. Approximately half of the entire investment securities portfolio is now comprised of mortgage-backed securities as compared to 36.0% at December 31, 2001. Management was able to fund this growth with an influx of deposits coupled with the utilization of excess cash and cash equivalents of $3.8 million and the reinvestment of called and matured securities during the year. Furthermore, available for sale securities now comprise 84.9% of the investment securities portfolio as compared to 67.4% at December 31, 2001.

Total deposits increased $20.0 million, or 11.9%, to $187.4 million at December 31, 2002 from $167.4 million at December 31, 2001. Growth was primarily concentrated in savings and time deposits, which increased $7.8 and $7.2 million, respectively, and resulted from continual marketing efforts by management, as well as management's competitive pricing of such products. As noted previously, deposit growth also was driven by a general shift in customer preference away from the equity markets and into insured bank deposits. Time deposits at December 31, 2002 continue to account for approximately half of the total deposit portfolio and remain a dominant resource for funds.

Other borrowings increased $6.4 million or 68.7% to $15.7 million at December 31, 2002 from $9.3 million at December 31, 2001. As noted previously, this primarily consisted of a series of Federal Home Loan Bank borrowings with staggered maturities to be repaid over a fifteen-year period. As noted previously, the proceeds from these borrowings were used to supplement the funding of loan demand.

Total stockholders' equity increased to $21.7 million at December 31, 2002 due to net income of $2.5 million that was offset partially by dividend payments of $858,000 and an increase in accumulated other comprehensive income of $342,000. Accumulated other comprehensive income increased as a result of changes in the net unrealized gain on investment securities available for sale due to fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim period and year-end period depending on economic and interest rate conditions. Middlefield declared a 5.0% stock dividend during the period that resulted in a transfer between retained earnings and common stock of approximately $1.4 million. In September 2002, Middlefield's dividend reinvestment plan was initiated to promote long-term ownership by investors with the proceeds from such purchases being used for general corporate purposes. Approximately $142,000 was used for reinvestment purposes in 2002. Middlefield will continue to repurchase shares of its common stock for both stock option and restricted stock purposes. In addition, future dividend policies will be determined by the Board of Directors in light of the earnings and financial condition of Middlefield, including applicable governmental regulations and policies.

Allowance for Loan Losses. The allowance for loan losses represents the amount management estimates is adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. At December 31, 2002, Middlefield's allowance for loan losses increased to $2.3 million from $2.1 million at December 31, 2001, and now represents 1.31% of the gross loan portfolio as compared to 1.35% for the previous period. The allowance for loan losses is established through a provision for loan losses, which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the allowance for loan losses, taking into account the overall risk characteristics of the various portfolio segments, the bank's loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a formula allowance, and an unallocated allowance.

The specific allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards ("FAS") No. 114, Accounting by Creditors for Impairment of a Loan, and FAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures. These accounting standards prescribe the measurement methods, income recognition and disclosures for impaired loans.

The formula allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's determination of the amounts necessary for concentrations and changes in mix and volume of the loan portfolio, and consideration of historical loss experience.

The unallocated allowance is determined based upon management's evaluation of existing economic and business conditions affecting the key lending areas of the bank and other conditions, such as new loan products, credit quality trends, collateral values, specific industry conditions within portfolio segments that existed as of the balance sheet date, and the impact of those conditions on the collectibility of the loan portfolio. Management reviews these conditions quarterly. The unallocated allowance is subject to a higher degree of uncertainty because it considers risk factors that may not be reflected in the historical loss factors.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2002, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process bank regulatory agencies periodically review a bank's loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Middlefield's allowance for loan losses at the dates and for the periods presented.

                                                                              Loan Loss Experience for the Year Ended December 31,
                                                                              ----------------------------------------------------
(Dollars in thousands)                                                                2002            2001            2000
                                                                                     ------          ------          ------
Loan loss allowance, beginning of period...................................          $2,062          $2,037          $1,756

Loans charged off:
   Commercial and industrial...............................................             (67)            (74)             (3)
   Real estate construction................................................               0               0               0
   Mortgage:
           Residential.....................................................               0             (21)              0
           Commercial......................................................               0             (92)              0
   Consumer installment ...................................................             (52)            (71)            (52)
                                                                                     ------          ------          ------

      Total loans charged off .............................................            (119)           (258)            (55)
                                                                                     ------          ------          ------

Recoveries of loans previously charged off:
   Commercial and industrial...............................................              24               4               2
   Real estate construction................................................               0               0               0
   Mortgage:
           Residential.....................................................               0               0               0
           Commercial......................................................               0              87               0
   Consumer installment....................................................              33              22              59
                                                                                     ------          ------          ------

      Total recoveries ....................................................              57             113              61
                                                                                     ------          ------          ------
Net loans recovered (charged off)..........................................             (62)           (145)              6
Provision charged to operations............................................             300             170             275
                                                                                     ------          ------          ------

                                                                              Loan Loss Experience for the Year Ended December 31,
                                                                              ----------------------------------------------------
(Dollars in thousands)                                                              2002              2001              2000
                                                                                  --------          --------          --------
Loan loss allowance, end of period.........................................       $  2,300          $  2,062          $  2,037
                                                                                  ========          ========          ========
Loans outstanding:
   Average.................................................................       $163,828          $143,560          $128,661
   End of period, net......................................................       $174,943          $152,828          $135,304

Ratio of allowance for loan losses to loans outstanding at end of period...           1.31%             1.35%             1.51%
Net recoveries (charge offs) to average loans..............................          (0.04)%           (0.10)%            0.00%

The following table illustrates the allocation of Middlefield's allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.


                                                  Allocation of the Allowance for Loan Losses at December 31,
                                     ---------------------------------------------------------------------------------
                                                2002                        2001                        2000
                                     -------------------------   -------------------------   -------------------------
                                              Percent of loans            Percent of loans            Percent of loans
(Dollars in thousands)                        in each category            in each category            in each category
                                     Amount    to total loans    Amount    to total loans    Amount    to total loans
                                     ------   ----------------   ------   ----------------   ------   ----------------
Type of loan:
    Commercial and industrial.....   $  611         18.82%       $  722         18.53%       $  723         15.90%
    Real estate construction......       38          1.83%           37          2.09%           26          1.90%
    Mortgage:
           Residential............      888         70.79%          781         73.97%          684         74.95
           Commercial.............      230          5.44%          161          2.22%          281          3.55%
    Consumer installment..........      124          3.12%          111          3.19%          107          3.70%
    Unallocated...................      409            --           250            --           216            --
                                     ------        ------        ------        ------        ------        ------

Total.............................   $2,300        100.00%       $2,062        100.00%       $2,037        100.00%
                                     ======        ======        ======        ======        ======        ======

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower's financial condition is such that collection of interest is doubtful. Payments received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of principal.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The bank estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until that time, an allowance for loan losses is maintained for estimated losses.

Unless otherwise required by the loan terms, cash receipts on impaired loans are applied first to accrued interest receivable, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.

Nonperforming loans as a percentage of total net loans at December 31, 2002 increased to 0.31% from 0.19% for 2001. The bank had nonaccrual loans of $357,000 and $48,000 at December 31, 2002 and 2001, respectively. There were no loans on nonacrrual status at December 31, 2000. Interest income recognized on nonaccrual loans during all of the periods was insignificant. Management does not believe the nonaccrual loans or any amounts classified as nonperforming will have a significant effect on operations or liquidity in 2003. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources. Management is not aware of any information pertaining to material credits that would cause it to doubt the ability of borrowers to comply with repayment terms.

     The following table summarizes nonperforming assets by category.

                                                    Nonperforming Assets at December 31,
                                                    ------------------------------------

(Dollars in thousands)                                   2002       2001       2000
                                                       --------   --------   ----------

Commercial and industrial:
   Nonaccrual ..................................       $      0   $     48   $        0
   Past due 90 days or more ....................             30          9            0
Real estate construction:
   Nonaccrual ..................................              0          0            0
   Past due 90 days or more ....................              0          0            0
Mortgage -- Residential:
   Nonaccrual ..................................            357          0            0
   Past due 90 days or more ....................            144        216            0
Mortgage -- Commercial:
   Nonaccrual ..................................              0          0
   Past due 90 days or more ....................              0          0            0
Consumer installment:
   Nonaccrual ..................................              0          0            0
   Past due 90 days or more ....................              7         20            5
                                                       --------   --------   ----------

      Total nonperforming loans ................            538        293            5
Other real estate owned ........................              0          0            0
                                                       --------   --------   ----------
      Total nonperforming assets ...............       $    538   $    293   $        5
                                                       ========   ========   ==========

Loans outstanding, net .........................       $172,643   $150,766   $  133,267

Nonperforming loans to total net loans .........           0.31%      0.19%        0.00%
Nonperforming loans to total assets ............           0.24%      0.15%        0.00%
Allowance for loan losses to total loans .......           1.31%      1.35%        1.51%
Allowance for loan losses to nonperforming
   loans .......................................         427.51%    703.75%   40,740.00%

(1) Represents accruing loans delinquent greater than 90 days that are considered by management to be well secured and that are in the process of collection.

Liquidity. Liquidity management for Middlefield is measured and monitored on both a short- and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to Middlefield. Both short- and long-term liquidity needs are addressed by maturities and sales of investments securities, loan repayments and maturities, and liquidating money market investments such as federal funds sold. The use of these resources, in conjunction with access to credit, provide the core ingredients for satisfying depositor, borrower, and creditor needs.

Middlefield's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e. federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on Middlefield's operating, investing, and financing activities during any given period. At December 31, 2002, cash and cash equivalents totaled $2.1 million or 0.9% of total assets while investment securities classified as available for sale totaled $35.9 million or 15.9% of total assets. Management believes that the liquidity needs of Middlefield are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable Middlefield to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $3.2 million, $2.7 million, and $3.0 million for 2002, 2001, and 2000, respectively, generated principally from net income of $2.5 million, $2.3 million, and $2.2 million in each of these respective periods.

Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. These cash usages primarily consisted of loan originations of $22.1 million, as well as investment purchases of $24.4 million. Partially offsetting the usage of investment activities is $14.0 million of proceeds from investment security maturities and repayments. For the same period ended 2001, investing activities used $20.7 million in funds, principally for the net origination of loans and the purchase of investment securities of $17.6 million and $16.6 million, respectively. Such usage of cash was offset by proceeds from repayments and maturities and sales of investment securities of $13.0 million and $2.1 million, respectively. For the same period ended 2000, investing activities used $9.8 million in funds, principally from the net origination of loans of $14.1 million and the purchases of investment securities of $2.6 million. In 2000, these cash usages were offset somewhat by an increase in investment securities repayments and maturities of $4.8 million coupled with a decline in interest-bearing deposits in other institutions from maturities of certificates of deposits of $2.4 million.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2002, net cash provided by financing activities totaled $25.6 million, principally derived from an increase in deposit accounts in general, and savings and time deposits specifically. Also contributing to this influx of cash was proceeds from other borrowings of $7.0 million. During 2001, net cash provided by financing activities totaled $19.0 million, principally derived from an increase in deposit accounts in general, and time deposits specifically. During the same period ended 2000, net cash provided by financing activities was $8.5 million, and consisted of an increase in deposit accounts of $12.1 million that was offset by the net acquisition of treasury stock of $1.3 million and the repayment of other borrowings of $1.7 million.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on Middlefield's commitment to make loans, as well as management's assessment of Middlefield's ability to generate funds. Middlefield anticipates that it will have sufficient liquidity to satisfy estimated short-term and long-term funding needs.

Capital Resources. Middlefield's primary source of capital has been retained earnings. Historically, Middlefield has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to not only ensure compliance with regulations, but also to ensure capital adequacy for future expansion.

Middlefield is subject to federal regulations imposing minimum capital requirements. Management monitors both Middlefield's and the Bank's Total risk-based, Tier I risk-based and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At December 31, 2002, both Middlefield and the Bank exceeded the minimum risk-based and leverage capital ratio requirements. Middlefield's Total risk-based, Tier I risk-based and Tier I leverage ratios were 16.72%, 15.47%, and 9.42%, and the Bank's were 16.30%, 15.05%, and 9.16%, respectively, at December 31, 2002.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial statements.

In April 2002, the FASB issued FAS No. 145, Recission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB

Opinion No. 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. The provisions of this statement related to the rescission of FAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item shall be reclassified. Early adoption of the provisions of this statement related to FAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements issued on or after May 15, 2002. Early application of this statement is encouraged. The adoption of the effective portions of this statement did not have an impact on the Company's financial position or results of operations. The adoption of the remaining portions of this statement is not expected to have an impact on the Company's financial position or results of operations.

In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

On October 1, 2002, the FASB issued FAS No. 147, Acquisitions of Certain Financial Institutions, effective for all business combinations initiated after October 1, 2002. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with FAS No. 141, Business Combinations, and FAS No. 142, Goodwill and Other Intangible Assets. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation.

FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies--regardless of the accounting method used--by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

In November, 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

Impact of Inflation and Changing Prices

Middlefield's consolidated financial statements and related data herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require measurement of financial condition and results of operations in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Because the primary assets and liabilities of Middlefield and the Bank are monetary in nature, changes in the general level of prices for goods and services have a relatively minor impact on total expenses. Increases in operating expenses such as salaries and maintenance are in part attributable to inflation. However, interest rates have a far more significant effect than inflation on the performance of financial institutions, including the Bank.

Quantitative and Qualitative Disclosures About Market Risk

Like other financial institutions, the Bank is subject to interest rate risk. The Bank's interest-earning assets could mature or reprice more rapidly than or on a different basis from its interest-bearing liabilities (primarily borrowings and deposits with short- and medium-term maturities) in a period of declining interest rates. Although having assets that mature or reprice more frequently on average than liabilities will be beneficial in times of rising interest rates, that asset/liability structure will result in lower net interest income in periods of declining interest rates.

Interest rate sensitivity, or interest rate risk, relates to the effect of changing interest rates on net interest income. Interest-earning assets with interest rates tied to the prime rate for example, or that mature in relatively short periods of time, are considered interest-rate sensitive. Interest-bearing liabilities with interest rates that can be repriced in a discretionary manner, or that mature in relatively short periods of time, are also considered interest-rate sensitive. The differences between interest-sensitive assets and interest-sensitive liabilities over various time horizons are commonly referred to as sensitivity gaps. As interest rates change, a sensitivity gap will have either a favorable effect or an adverse effect on net interest income. A negative gap -- with liabilities repricing more rapidly than assets -- generally should have a favorable effect when interest rates are falling, and an adverse effect when rates are rising. A positive gap -- with assets repricing more rapidly than liabilities -- generally should have the opposite effect: an adverse effect when rates are falling and a favorable effect when rates are rising.

Middlefield and the Bank have no financial instruments entered into for trading purposes. Interest rates change daily on federal funds purchased and sold. Federal funds are therefore the most sensitive to the market and have the most stable fair values. Loans and deposits tied to indices such as the prime rate or federal discount rate are also market sensitive, with stable fair values. The least sensitive instruments include long-term, fixed-rate loans and securities and fixed-rate savings deposits, which have the least stable fair value. Management of maturity distributions of assets and liabilities between these extremes is as important as the balances maintained. Management of maturity distributions involves matching interest rate maturities as well as principal maturities, and it influences net interest income significantly. In periods of rapidly changing interest rates, a negative or positive gap can cause major fluctuations in net interest income and earnings. Managing asset and liability sensitivities to enhance growth regardless of changes in market conditions is one of the objectives of the Bank's asset/liability management strategy.

Evaluating the Bank's exposure to changes in interest rates is the responsibility of the Asset/Liability

Committee, a committee of Bank directors and officers. The Asset/Liability Committee assesses both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure, ensuring that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risk at appropriate levels. Evaluating the quantitative level of interest rate risk exposure requires assessment of existing and potential effects of changes in interest rates on the bank's financial condition, including capital adequacy, earnings, liquidity, and asset quality.

The Bank uses a static gap analysis to evaluate the risk associated with changes in interest rates. The table below illustrates the maturities or repricing of the Bank's assets and liabilities at December 31, 2002, based upon the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Prepayment assumptions have not been applied to fixed-rate mortgage loans. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Allocation of deposits other than time deposits to the various maturity and repricing periods is based upon management's best estimate, taking into account, among other things, the proposed policy statement issued by federal bank regulators on August 4, 1995.

                                                                   Maturing or Repricing Periods
                                                       -------------------------------------------------------

              (Dollars in thousands)                   Within 3                    1 - 5     Over 5
                                                        Months    4 - 12 Months    Years      Years    Total
                                                       --------   -------------   -------   -------   --------
Interest-earning assets:

   Interest-bearing deposits in other institutions..    $   607      $    27      $   288   $     0   $    922
   Investment securities............................      3,696       17,795       13,907     6,041     41,439
   Commercial and industrial loans /(1)/............      9,408        9,657       10,368     3,483     32,916
   Real estate construction loans /(1)/.............        507        1,598          173       929      3,207
   Real estate mortgage loans /(1)/.................     26,154       28,551       67,316    11,344    133,365
   Consumer installment loans /(1)/.................        829        1,464        2,334       828      5,455
                                                        -------      -------      -------   -------   --------

      Total interest-earning assets.................    $41,201      $59,092      $94,386   $22,625   $217,304
                                                        -------      -------      -------   -------   --------

Interest-bearing liabilities:
   Interest-bearing demand..........................    $   577      $ 1,804      $ 4,835   $     0   $  7,216
   Money market.....................................      1,835        5,343        3,483         0     10,661
   Savings..........................................      3,267       12,791       33,219         0     49,277
   Time.............................................     16,987       33,456       43,176         0     93,619
   Short-term borrowings............................        786            0            0         0        786
   Other borrowings.................................        137        7,853        3,757     3,943     15,690
                                                        -------      -------      -------   -------   --------

      Total interest-bearing liabilities............    $23,589      $61,247      $88,470   $ 3,943   $177,249
                                                        -------      -------      -------   -------   --------

Interest sensitivity gap............................    $17,612      $(2,155)     $ 5,916   $18,682   $ 40,055
                                                        =======      =======      =======   =======   ========

Cumulative interest sensitivity gap.................    $17,612      $15,457      $21,373   $40,055
Cumulative interest sensitivity gap
   as a percent of total assets.....................       7.78%        6.83%        9.45%    17.70%

/(1)/For purposes of the gap analysis, loans are not reduced by the allowance for loan losses and nonperforming loans.

The Bank's policy is that the one-year cumulative interest rate sensitivity gap should generally be within a range of negative 20% to positive 20%. As the table above shows, the one-year gap was within this range as of December 31, 2002, with a positive one-year gap of 6.83%. The cumulative gap at December 31, 2002 is due principally to fixed-rate securities and loans in the "over one year to five years" category to maximize yield on assets.

One way to minimize interest rate risk is to maintain a balanced or matched interest-rate sensitivity position. However, profits are not always maximized by matched funding. To increase net interest income, the Bank selectively mismatches asset and liability repricing to take advantage of short-term interest rate movements. The magnitude of the mismatch depends on a careful assessment of the risks presented by forecasted interest rate movements. The risk inherent in such a mismatch, or gap, is that interest rates might not move as anticipated.

Interest rate risk exposure is reviewed in quarterly meetings of the Asset/Liability Committee. At each meeting, guidelines are established for the following quarter and longer-term exposure. Risk is mitigated by matching maturities or repricing more closely. The Bank does not use derivative financial instruments to manage interest rate risk. Limitations are inherent in any method of measuring interest rate risk. Actual results can differ significantly from simulated results if, for example, market conditions and management strategies vary from the assumptions used in the analysis. The static "gap" analysis is based on assumptions concerning such matters as when assets and liabilities will reprice in a changing interest rate environment. Because these assumptions are no more than estimates, certain assets and liabilities indicated as maturing or repricing within a stated period might actually mature or reprice at different times and at different volumes from those estimated. The actual prepayments and withdrawals experienced by the Bank after a change in interest rates could deviate significantly from those assumed in calculating the data shown in the table. Adjustable-rate loans, for example, commonly have provisions that limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Also, the renewal or repricing of some assets and liabilities can be discretionary and subject to competitive and other pressures. The ability of many borrowers to service their debt could diminish after an interest rate increase. Therefore, the gap table above does not and cannot necessarily indicate the actual future impact of general interest movements on net interest income.

Middlefield's use of a simulation model to better measure the impact of interest rate changes on net interest income is incorporated into the risk management process to effectively identify, measure, and monitor Middlefield's risk exposure. Interest rate simulations using a variety of assumptions are employed by Middlefield to evaluate its interest rate risk exposure. A shock analysis at December 31, 2002 indicated that a 200 basis point movement in interest rates in either direction would have had a minor impact on Middlefield's anticipated net interest income and the market value of assets and liabilities over the next 12 months, well within Middlefield's ability to manage effectively.

Market for Middlefield's Common Equity and Related Stockholder Matters

Middlefield had approximately 650 stockholders of record as of March 1, 2003. There is no established market for Middlefield common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau's "pink sheets" under the symbol "MBCN." The following table shows the high and low bid prices of and cash dividends paid on Middlefield common stock in 2002 and 2001, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, mark-down or commissions, and does not necessarily represent actual transactions.

                                                                  Cash dividends
                                            High bid   Low bid      per share
                                            --------   --------   --------------

2002:
   First Quarter................            $ 24.829   $ 22.857       $ 0.171
   Second Quarter...............            $ 27.000   $ 23.581       $ 0.180
   Third Quarter................            $ 34.000   $ 26.150       $ 0.190
   Fourth Quarter...............            $ 34.000   $ 26.300       $ 0.200

2001:
   First Quarter................            $ 28.500   $ 24.000       $ 0.133
   Second Quarter...............            $ 28.500   $ 27.500       $ 0.133
   Third Quarter................            $ 27.500   $ 23.250       $ 0.133
   Fourth Quarter...............            $ 25.500   $ 24.000       $ 0.267

Because Middlefield is dependent on its bank subsidiary for earnings and funds necessary to pay dividends, the ability of Middlefield to pay dividends to its stockholders is subject to bank regulatory restrictions.