Form 10-K, Exhibit 13
period 2003-12-31
MIDDLEFIELD BANC CORP
filed 2004-03-30
CIK 836147

                                                                               .
                                                                               .
                                                                               .

                                                                      Exhibit 13

                             MIDDLEFIELD BANC CORP.
                           CONSOLIDATED BALANCE SHEET

                                                                          December 31,
                                                                       2003             2002
                                                                  ------------     -------------
ASSETS
     Cash and due from banks                                      $  3,956,453     $   1,775,324
     Federal funds sold                                                930,000           350,000
                                                                  ------------     -------------
             Cash and cash equivalents                               4,886,453         2,125,324
     Interest-bearing deposits in other institutions                   539,147           571,969
     Investment securities available for sale                       49,966,511        35,917,057
     Investment securities held to maturity (estimated
       market value of $1,915,366 and $6,405,918)                    1,858,904         6,242,095
     Loans                                                         192,880,153       174,943,131
     Less allowance for loan losses                                  2,521,270         2,300,485
                                                                  ------------     -------------
             Net loans                                             190,358,883       172,642,646
     Premises and equipment                                          6,807,930         6,480,730
     Bank-owned life insurance                                       5,202,385                 -
     Accrued interest and other assets                               2,749,235         2,265,712
                                                                  ------------     -------------

             TOTAL ASSETS                                         $262,369,448     $ 226,245,533
                                                                  ============     =============

LIABILITIES

     Deposits:

         Noninterest-bearing demand                               $ 29,423,027     $  26,610,912
         Interest-bearing demand                                     7,369,754         7,216,385
         Money market                                               15,708,932        10,660,657
         Savings                                                    69,570,895        50,195,270
         Time                                                       97,767,302        92,701,270
                                                                  ------------     -------------
             Total deposits                                        219,839,910       187,384,494
     Short-term borrowings                                             444,819           785,778
     Other borrowings                                               17,665,661        15,690,053
     Accrued interest and other liabilities                            914,744           638,800
                                                                  ------------     -------------
             TOTAL LIABILITIES                                     238,865,134       204,499,125
                                                                  ------------     -------------

STOCKHOLDERS' EQUITY
     Common stock, no par value; 5,000,000 shares authorized,
      1,279,128 and 1,209,123 shares issued                         10,038,156         7,883,155
     Retained earnings                                              15,085,868        15,051,110
     Accumulated other comprehensive income                            125,199           475,428
     Treasury stock, at cost (55,309 and 52,578 shares)            (1,744,909)       (1,663,285)
                                                                  ------------     -------------
             TOTAL STOCKHOLDERS' EQUITY                             23,504,314        21,746,408
                                                                  ------------     -------------
             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $262,369,448     $ 226,245,533
                                                                  ============     =============

See accompanying notes to consolidated financial statements.

                             MIDDLEFIELD BANC CORP.
                        CONSOLIDATED STATEMENT OF INCOME

                                                                              Year Ended December 31,
                                                                  2003              2002               2001
                                                             ------------       -------------       ------------
INTEREST AND DIVIDEND INCOME
     Interest and fees on loans                              $ 12,846,525       $  12,340,920       $ 11,807,799
     Interest-bearing deposits in other institutions               17,188              48,293             61,718
     Federal funds sold                                            48,947              64,994            138,415
     Investment securities:
          Taxable                                               1,196,221           1,190,508          1,162,092
          Tax-exempt                                              486,485             424,357            462,715
     Other dividend income                                         51,797              50,891             73,830
                                                             ------------       -------------       ------------
                   Total interest and dividend income          14,647,163          14,119,963         13,706,569
                                                             ------------       -------------       ------------

INTEREST EXPENSE
     Deposits                                                   4,905,826           5,478,030          6,198,365
     Short-term borrowings                                          4,048               7,175             15,411
     Other borrowings                                             815,033             662,881            534,146
                                                             ------------       -------------       ------------
                   Total interest expense                       5,724,907           6,148,086          6,747,922
                                                             ------------       -------------       ------------

NET INTEREST INCOME                                             8,922,256           7,971,877          6,958,647

Provision for loan losses                                         315,000             300,000            170,000

NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                                    8,607,256           7,671,877          6,788,647
                                                             ------------       -------------       ------------

NONINTEREST INCOME
     Service charges on deposit accounts                        1,033,928             955,121            930,431
     Investment securities gains                                      542                   -             97,807
     Earnings on bank-owned life insurance                        202,385                   -                  -
     Other income                                                 191,289             188,096            165,955
                                                             ------------       -------------       ------------
                    Total noninterest income                    1,428,144           1,143,217          1,194,193
                                                             ------------       -------------       ------------

NONINTEREST EXPENSE
     Salaries and employee benefits                             3,085,451           2,523,433          2,316,342
     Occupancy                                                    403,591             357,500            291,706
     Equipment                                                    333,163             324,659            292,168
     Data processing costs                                        470,393             427,164            361,839
     Professional fees                                            218,838             246,285            247,222
     Ohio state franchise tax                                     265,050             250,050            225,081
     Advertising                                                  168,849              65,263             63,201
     Postage and freight                                          161,632             140,628            121,377
     Other expense                                                998,483             871,357            822,438
                                                             ------------       -------------       ------------
                    Total noninterest expense                   6,105,450           5,206,339          4,741,374
                                                             ------------       -------------       ------------

Income before income taxes                                      3,929,950           3,608,755          3,241,466
Income taxes                                                    1,131,330           1,107,806            970,859
                                                             ------------       -------------       ------------
NET INCOME                                                   $  2,798,620       $   2,500,949       $  2,270,607
                                                             ============       =============       ============

EARNINGS PER SHARE
         Basic                                               $       2.29       $        2.06       $       1.87
         Diluted                                             $       2.29       $        2.06       $       1.86

See accompanying notes to consolidated financial statements.

                             MIDDLEFIELD BANC CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                           Accumulated
                                                                             Other                        Total
                                       Common Stock         Retained      Comprehensive   Treasury    Stockholders'   Comprehensive
                                   Shares       Amount      Earnings         Income         Stock        Equity          Income
                                  ---------  -----------  -------------   -------------  -----------  -------------   -------------
Balance, December 31, 2000        1,148,676  $ 6,287,011  $  13,343,980   $      88,811  $(1,476,440) $  18,243,362

Net income                                                    2,270,607                                   2,270,607   $   2,270,607
Other comprehensive income:
   Unrealized gain on available
    for sale securities net of
    taxes of $23,133                                                             44,906                      44,906          44,906
                                                                                                                      -------------
Comprehensive income                                                                                                  $   2,315,513
                                                                                                                      =============
Cash dividends ($.64 per share)                                (772,068)                                   (772,068)
                                  ---------  -----------  -------------   -------------  -----------  -------------
Balance, December 31, 2001        1,148,676    6,287,011     14,842,519         133,717   (1,476,440)    19,786,807

Net income                                                    2,500,949                                   2,500,949   $   2,500,949
Other comprehensive income:
   Unrealized gain on available
   for sale securities net of
   taxes of $176,033                                                            341,711                     341,711         341,711
                                                                                                                      -------------
Comprehensive income                                                                                                  $   2,842,660
                                                                                                                      =============
Exercise of stock options               988       23,509                                                     23,509

Sale of treasury stock                               795                                      17,225         18,020


Purchase of treasury stock                                                                  (204,070)      (204,070)
Five percent stock dividend
  (including cash paid for
   fractional shares)                54,997    1,429,662     (1,434,607)                                     (4,945)
Dividend reinvestment plan            4,462      142,178                                                    142,178

Cash dividends ($.70 per share)                                (857,751)                                   (857,751)
                                  ---------  -----------  -------------   -------------  -----------  -------------
Balance, December 31, 2002        1,209,123    7,883,155     15,051,110         475,428   (1,663,285)    21,746,408

Net income                                                    2,798,620                                   2,798,620   $   2,798,620
Other comprehensive income:
   Unrealized loss on available
    for sale securities, net of
    tax benefit of $180,421                                                    (350,229)                   (350,229)       (350,229)
                                                                                                                      -------------
Comprehensive income                                                                                                  $   2,448,391
                                                                                                                      =============
Exercise of stock options               847       19,916                                                     19,916

Common stock issued                   5,612      170,513                                                    170,513

Purchase of treasury stock                                                                   (81,624)       (81,624)
Five percent stock dividend
  (including cash paid for
  fractional shares)                 57,972    1,797,165     (1,801,961)                                     (4,796)
Dividend reinvestment plan            5,574      167,407                                                    167,407

Cash dividends ($.79 per share)                                (961,901)                                   (961,901)
                                  ---------  -----------  -------------   ------------   -----------  -------------
Balance, December 31, 2003        1,279,128  $10,038,156  $  15,085,868   $     125,199  $(1,744,909) $  23,504,314
                                  =========  ===========  =============   =============  ===========  =============

                                                                              2003           2002          2001
                                                                              ----           ----          ----
Components of comprehensive income (loss):
   Change in net unrealized gain (loss)
      on investments available for sale                                   $   (349,871)  $   341,711  $    109,459
   Realized gains included in net income,
      net of taxes of $184, $0, and $33,254                                       (358)            -       (64,553)
                                                                          ------------   -----------  ------------
Total                                                                     $   (350,229)  $   341,711  $     44,906
                                                                          ============   ===========  ============

See accompanying notes to consolidated financial statements.

                             MIDDLEFIELD BANC CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                               Year Ended December 31,
                                                                        2003              2002           2001
                                                                        ----              ----           ----
OPERATING ACTIVITIES
     Net income                                                      $  2,798,620    $  2,500,949    $  2,270,607
     Adjustments to reconcile net income to
       net cash provided by operating activities:
              Provision for loan losses                                   315,000         300,000         170,000

              Depreciation and amortization                               377,546         354,550         300,531

              Amortization of premium and
               discount on investment securities                          259,890         159,047          69,237

              Amortization of net deferred loan costs (fees)             (117,524)        (76,684)        (31,666)

              Investment securities gains                                    (542)            -           (97,807)

              Earnings on bank-owned life insurance                      (202,385)              -               -

              Deferred income taxes                                       (69,934)        (72,302)         54,403

              Decrease (increase) in accrued interest receivable          (11,796)         34,337         140,147

              Increase (decrease) in accrued interest payable             (77,862)       (121,258)         38,927

              Other, net                                                  184,434         124,129        (211,763)
                                                                     ------------    ------------    ------------
                    Net cash provided by operating activities           3,455,447       3,202,768       2,702,616
                                                                     ------------    ------------    ------------

INVESTING ACTIVITIES
     Decrease (increase) in interest-bearing deposits
        in other institutions, net                                         32,822         668,238        (255,766)
     Investment securities available for sale:
              Proceeds from repayments and maturities                  16,167,324      10,006,949       5,144,986
              Purchases                                               (32,985,572)    (24,359,041)    (16,392,621)
              Proceeds from sales                                       1,991,917               -       2,092,980
     Investment securities held to maturity:
              Proceeds from repayments and maturities                   4,370,070       3,960,491       7,853,057
              Purchases                                                       -                 -        (200,000)
     Increase in loans, net                                           (17,913,713)    (22,099,859)    (17,637,544)
     Purchase of Federal Home Loan Bank stock                             (52,000)       (189,700)       (143,100)
     Purchase of bank-owned life insurance                             (5,000,000)              -               -
     Purchase of premises and equipment                                  (704,746)       (590,483)     (1,112,856)
                                                                     ------------    ------------    ------------
                  Net cash used for investing activities              (34,093,898)    (32,603,405)    (20,650,864)
                                                                     ------------    ------------    ------------
FINANCING ACTIVITIES
     Net increase in deposits                                          32,455,416      20,001,766      20,216,682
     Increase (decrease) in short-term borrowings, net                   (340,959)        125,100         117,456
     Proceeds from other borrowings                                     5,000,000       7,000,000             -
     Repayment of other borrowings                                     (3,024,392)       (611,281)       (560,262)
     Purchase of treasury stock                                           (81,624)       (204,070)              -
     Sale of treasury stock                                                     -          18,020               -
     Exercise of stock options                                             19,916          23,509               -
     Common stock issued                                                  170,513             -                 -
     Proceeds from dividend reinvestment plan                             167,407         142,178               -
     Cash dividends                                                      (966,697)       (862,696)       (772,068)
                                                                     ------------    ------------    ------------
                  Net cash provided by financing activities            33,399,580      25,632,526      19,001,808
                                                                     ------------    ------------    ------------
                  Increase (decrease) in cash and cash equivalents      2,761,129      (3,768,111)      1,053,560

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF YEAR                                                 2,125,324       5,893,435       4,839,875
                                                                     ------------    ------------    ------------

CASH AND CASH EQUIVALENTS
   AT END OF YEAR                                                    $  4,886,453    $  2,125,324    $  5,893,435
                                                                     ============    ============    ============

SUPPLEMENTAL INFORMATION
     Cash paid during the year for:

        Interest on deposits and borrowings                          $  5,802,769    $  6,269,344    $  6,708,995
        Income taxes                                                    1,295,000       1,054,000         980,000


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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

         NATURE OF OPERATIONS AND BASIS OF PRESENTATION

         Middlefield Banc Corp. (the "Company") is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (the "Bank"). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary derive substantially all of their income from banking and bank-related services which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings, as well as interest earnings on investment securities and deposit services to its customers through five locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

         The consolidated financial statements of the Company include its wholly owned subsidiary, the Bank. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

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

         INVESTMENT SECURITIES

         Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

         Common stock of the Federal Home Loan Bank ("FHLB") represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets.

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

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. Management is amortizing these amounts over the contractual life of the related loans.

         ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses represents the amount which management estimates is adequate to provide for probable loan losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

         A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.

         Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

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

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

         EARNINGS PER SHARE

         The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

         STOCK OPTIONS

         The Company maintains a stock option plan for key officers, employees, and non-employee directors. Had compensation expense for the stock option plans been recognized in accordance with the fair vale accounting provisions of FAS No. 123, Accounting for Stock-Based Compensation, net income applicable to common stock, basic, and diluted net income per common share for the year ended December 31 would have been as follows:

                                                                   2003             2002              2001
                                                              -------------    -------------     -------------
Net income as reported:                                       $   2,798,620    $   2,500,949     $   2,270,607
     Less pro forma expense related to option                        52,459           52,434            37,644
                                                              -------------    -------------     -------------
     Pro forma net income                                     $   2,746,161    $   2,448,515     $   2,232,963
                                                              =============    =============     =============

Basic net income per common share:
     As reported                                              $        2.29    $        2.06     $        1.87
     Pro forma                                                         2.25             2.02              1.83

Diluted net income per common share:
     As reported                                              $        2.29    $        2.06     $        1.86
     Pro forma                                                         2.25             2.01              1.83

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

              Expected
Grant         Dividend          Risk-free         Expected           Expected
Year            Yield         Interest Rate      Volatility       Life (in years)
----            -----         -------------      ----------       ---------------
2000            2.50%             5.29%              5.00%            9.95
2002            2.72              4.19              27.04             9.94
2003            2.72              4.25              14.00             9.94

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         STOCKHOLDERS' EQUITY

         The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 3, 2003, payable December 12, 2003. As a result of the dividend, 57,972 additional shares of the Company's common stock were issued, common stock was increased by $1,797,165, and retained earnings decreased by $1,801,961.

         The Board of Directors approved a 5 percent stock dividend to stockholders of record as of June 1, 2002, payable June 14, 2002. As a result of the dividend, 54,997 additional shares of the Company's common stock were issued; common stock was increased by $1,429,662 and retained earnings decreased by $1,434,607.

         Fractional shares paid were paid in cash. All average shares outstanding and all per share amounts included in the financial statements are based on the increased number of shares after giving retroactive effects to the stock dividend.

         CASH FLOW INFORMATION

         The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions "Cash and due from banks" and "Federal funds sold."

         ADVERTISING COSTS

         Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $168,849, $65,263, and $63,201 for 2003, 2002, and
         2001, respectively.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In December 2003, the Financial Accounting Standards Board ("FASB") revised Statement of Financial Accounting Standards ("FAS") No. 132, Employers' Disclosures about Pension and Other Postretirement Benefit. This statement retains the disclosures required by FAS No. 132, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair value of plan assets. Additional disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement retains reduced disclosure requirements for nonpublic entities from FAS No. 132, and it includes reduced disclosure for certain of the new requirements. This statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The adoption of this statement did not have a material effect on the Company's disclosure requirements.

         In August 2001, the FASB issued FAS No. 143, Accounting for Asset Retirement Obligations, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which was effective January 1, 2003, did not have a material effect on the Company's financial position or results of operations.

         In July 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         On December 31, 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends FAS No. 123, Accounting for Stock-Based Compensation. FAS No. 148 amends the disclosure requirements of FAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of FAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, FAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. FAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies -- regardless of the accounting method used -- by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim, as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

         In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS No. 133. The amendments set forth in FAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in FAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. FAS No.149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. This statement is effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 30, 2003. The guidance should be applied prospectively. The provisions of this statement that relate to FAS No. 133, Implementation Issues, that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after September 30, 2003. The adoption of this statement did not have a material effect on the Company's financial position or results of operations.

         In May 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Such instruments may have been previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after September 15, 2003. The adoption of this statement did not have a material effect on the Company's reported equity.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose: (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations.

         In December 2003, the FASB issued a revision to Interpretation 46, Consolidation of Variable Interest Entities, which established standards for identifying a variable interest entity (VIE) and for determining under what circumstances a VIE should be consolidated with its primary beneficiary. Application of this Interpretation is required in financial statements of public entities that have interests in special-purpose entities for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of VIEs is required in financial statements for periods ending after March 15, 2004. Small business issuers must apply this Interpretation to all other types of VIEs at the end of the first reporting period ending after December 15, 2004. The adoption of this interpretation has not and is not expected to have a material effect on the Company's financial position or results of operations.

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

                                                                   2003          2002            2001
                                                                   ----          ----            ----
         Weighted-average common shares
           outstanding                                          1,274,309      1,205,155       1,206,110

         Average treasury stock shares                            (54,833)       (47,786)        (45,722)
                                                                ---------      ---------       ---------

         Weighted-average common shares and
           common stock equivalents used to
           calculate basic earnings per share                   1,219,476      1,157,369       1,160,388

         Additional common stock equivalents
           (stock options) used to calculate
           diluted earnings per share                               3,362          1,899           1,203
                                                                ---------      ---------       ---------

         Weighted-average common shares and
           common stock equivalents used
           to calculate diluted earnings per share              1,222,838      1,159,268       1,161,591
                                                                =========      =========       =========

         Options to purchase 9,975 shares of common stock at prices from $29.52 to $30.24 per share were outstanding during 2002 and 2001 but were not included in the computation of diluted EPS because to do so would have been anti-dilutive. In 2003, there were no options to purchase shares of common stock that were anti-dilutive.

3.       INVESTMENT SECURITIES AVAILABLE FOR SALE

         The amortized cost and estimated market values of securities available for sale are as follows:

                                                            2003
                                      ------------------------------------------------------
                                                       Gross        Gross        Estimated
                                       Amortized    Unrealized    Unrealized       Market
                                         Cost          Gains        Losses         Value
                                      -----------   -----------   ----------     -----------
         U.S. Government agency
            securities                $ 6,061,807   $   132,978   $   (17,744)   $ 6,177,041
         Obligations of states and
            political subdivisions:
                  Taxable                 209,534         6,195           -          215,729
                  Tax-exempt           14,564,866       324,412       (48,570)    14,840,708
         Corporate securities             349,910         9,059           -          358,969
         Mortgage-backed securities    28,590,695       112,244      (328,875)    28,374,064
                                      -----------   -----------   -----------    -----------
                  Total               $49,776,812   $   584,888   $  (395,189)   $49,966,511
                                      ===========   ===========   ===========    ===========

3.       INVESTMENT SECURITIES AVAILABLE FOR SALE (CONTINUED)

                                                      2002
                             ------------------------------------------------------
                                             Gross         Gross         Estimated
                              Amortized    Unrealized    Unrealized       Market
                                 Cost        Gains         Losses         Value
                             -----------   -----------   -----------    -----------
U.S. Government agency
   securities                $ 3,737,068   $   162,442      $    -      $ 3,899,510
Obligations of states and
  political subdivisions:
         Taxable               1,160,507        21,107           -        1,181,614
         Tax-exempt           10,113,698       290,242       (27,762)    10,376,178
Corporate securities             349,747        23,659           -          373,406
Mortgage-backed securities    19,835,691       263,981       (13,323)    20,086,349
                             -----------   -----------   -----------    -----------
         Total               $35,196,711   $   761,431   $   (41,085)   $35,917,057
                             ===========   ===========   ===========    ===========

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2003.

                                 Less than Twelve Months        Twelve Months or Greater                  Total
                             ----------------------------      ---------------------------     --------------------------
                              Estimated         Gross          Estimated           Gross        Estimated        Gross
                                Market        Unrealized        Market          Unrealized        Market       Unrealized
                                Value           Losses           Value            Losses          Value          Losses
                                -----           ------           -----            ------          -----          ------
U.S. Government agency
  securities                 $  1,047,461     $  (17,744)     $        -       $        -      $  1,047,461    $  (17,744)
Obligations of states and
  political subdivisions        2,303,600        (48,570)              -                -         2,303,600       (48,570)
Mortgage-backed securities     17,700,010       (317,263)      1,236,753          (11,612)       18,936,763      (328,875)
                             ------------     ----------      ----------       ----------      ------------    ----------
     Total                   $ 21,051,071     $ (383,577)     $1,236,753       $  (11,612)     $ 22,287,824    $ (395,189)
                             ============     ==========      ==========       ==========      ============    ==========

The Company's investment securities portfolio contains unrealized losses of direct obligations of the U.S. Treasury, securities, including mortgage-related instruments, issued or backed by the full faith and credit of the U.S. Government or are generally viewed as having the implied guarantee of the U.S. Government, and debt obligations of a U.S. state or political subdivision.

On a quarterly basis, the Company evaluates the severity and duration of impairment for its investment securities portfolio unless the Company has the ability to hold the security to maturity without incurring a loss. Generally, impairment is considered other than temporary when an investment security has sustained a declined of 10 percent or more for six months.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest, during the period.

The amortized cost and estimated market value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

3.       INVESTMENT SECURITIES AVAILABLE FOR SALE (CONTINUED)

                                                                                               Estimated
                                                                          Amortized              Market
                                                                             Cost                Value
                                                                        ------------        -------------
Due in one year or less                                                 $  3,831,887        $   3,910,936
Due after one year through five years                                      7,584,355            7,779,391
Due after five years through ten years                                     8,905,904            9,018,376
Due after ten years                                                       29,454,666           29,257,808
                                                                        ------------        -------------
                  Total                                                 $ 49,776,812        $  49,966,511
                                                                        ============        =============

Investment securities with an approximate carrying value of $21,323,044 and $11,397,600 at December 31, 2003 and 2002, respectively, were pledged to secure deposits and other purposes as required by law.

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities available for sale for the years ended December 31, 2003 and 2001. The Company had no sales in 2002.

                                                                            2003           2001
                                                                            ----           ----
Proceeds from sales                                                      $1,991,917   $ 2,092,980
Gross gains                                                                   6,350        97,807
Gross losses                                                                  5,808             -

4.       INVESTMENT SECURITIES HELD TO MATURITY

The amortized cost and estimated market values of investment securities held to maturity are as follows:

                                                                2003
                                 ----------------------------------------------------------------
                                                       Gross            Gross         Estimated
                                  Amortized          Unrealized       Unrealized        Market
                                     Cost              Gains            Losses          Value
                                 ------------      ------------      -----------     ------------
Obligations of states and
    political subdivisions:
         Taxable                 $    945,234      $     17,769        $      -      $    963,003
         Tax-exempt                   913,670            38,693               -           952,363
                                 ------------      ------------        --------      ------------
                  Total          $  1,858,904      $     56,462        $      -      $  1,915,366
                                 ============      ============        ========      ============

                                                                2002
                                 ----------------------------------------------------------------
                                                       Gross            Gross         Estimated
                                  Amortized          Unrealized       Unrealized        Market
                                     Cost              Gains            Losses          Value
                                 ------------      ------------      -----------     ------------
Obligations of states and
   political subdivisions:
              Taxable            $  1,370,215      $     50,360      $         -     $  1,420,575
              Tax-exempt            3,368,276            95,092                -        3,463,368
   Corporate securities             1,503,604            18,371                -        1,521,975
                                 ------------      ------------      -----------     ------------
                       Total     $  6,242,095      $    163,823      $         -     $  6,405,918
                                 ============      ============      ===========     ============

4.       INVESTMENT SECURITIES HELD TO MATURITY (CONTINUED)

         The amortized cost and estimated market value of debt securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Estimated
                                                    Amortized           Market
                                                       Cost             Value
                                                   -----------       -----------
Due in one year or less                            $ 1,431,872       $ 1,455,469
Due after one year through five years                  290,186           300,884
Due after five years through ten years                  36,846            40,960
Due after ten years                                    100,000           118,053
                                                   -----------       -----------
                  Total                            $ 1,858,904       $ 1,915,366
                                                   ===========       ===========

Investment securities held to maturity with carrying values of approximately $685,186 and $1,535,726 and estimated market values of approximately $704,240 and $1,590,910 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and other purposes required by law.

5.       LOANS

         Major classifications of loans are summarized as follows:

                                     2003              2002
                                 ------------      ------------
Commercial and industrial        $ 42,063,086      $ 32,915,776
Real estate - construction          3,433,614         3,207,434
Real estate - mortgage:
     Residential                  134,007,401       123,843,881
     Commercial                     7,865,893         9,520,812
Consumer installment                5,510,159         5,455,228
                                 ------------      ------------
                                  192,880,153       174,943,131
Less allowance for loan losses      2,521,270         2,300,485
                                 ------------      ------------
          Net loans              $190,358,883      $172,642,646
                                 ============      ============

The Company's primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2003 and 2002, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

6.       ALLOWANCE FOR LOAN LOSSES

         Changes in the allowance for loan losses for the years ended December 31 are as follows:

                                           2003         2002         2001
                                        ----------   ----------   ----------
Balance, January 1                      $2,300,485   $2,062,252   $2,037,322
Add:
     Provisions charged to operations      315,000      300,000      170,000
     Recoveries                            120,814       49,942       57,388
Less loans charged off                     144,157      119,155      265,884
                                        ----------   ----------   ----------
Balance, December 31                    $2,521,270   $2,300,485   $2,062,252
                                        ==========   ==========   ==========

7.       PREMISES AND EQUIPMENT

         Major classifications of premises and equipment are summarized as follows:

                                                      2003           2002
                                                   -----------   -----------
Land and land improvements                         $ 1,295,938   $ 1,094,647
Building and leasehold improvements                  6,815,018     6,068,568
Furniture, fixtures, and equipment                   2,656,874     2,452,273
Construction in progress                                     -       447,595
                                                   -----------   -----------
                                                    10,767,830    10,063,083
Less accumulated depreciation and amortization       3,959,900     3,582,353
                                                   -----------   -----------
          Total                                    $ 6,807,930   $ 6,480,730
                                                   ===========   ===========

         Depreciation and amortization charged to operations was $377,547 in 2003, $354,550 in 2002, and $300,531 in 2001.

8.       OTHER ASSETS

         The components of other assets are as follows:

                                               2003         2002
                                            ----------   ----------
FHLB stock                                  $1,297,700   $1,245,700
Accrued interest on investment securities      281,438      294,077
Accrued interest on loans                      449,085      424,650
Deferred tax asset, net                        337,471       87,117
Other                                          383,541      214,168
                                            ----------   ----------
          Total                             $2,749,235   $2,265,712
                                            ==========   ==========

9.       DEPOSITS

         Time deposits at December 31, 2003, mature $46,193,688, $23,504,838,
         $7,033,704, $9,054,077, and $11,980,995 during 2004, 2005, 2006, 2007, and 2008, respectively.

         Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $18,834,869 and $17,677,677 at December 31, 2003 and 2002, respectively.

         Maturities on time deposits of $100,000 or more at December 31, 2003, are as follows:

Within three months                                            $   1,486,844
Beyond three but within six months                                 1,773,454
Beyond six but within twelve months                                3,956,701
Beyond one year                                                   11,617,870
                                                               -------------
               Total                                           $  18,834,869
                                                               =============

10.      SHORT-TERM BORROWINGS

         The outstanding balances and related information of short-term borrowings which includes securities sold under agreements to repurchase are summarized as follows:

                                           2003           2002
                                        ----------    ----------
Balance at year-end                     $  444,819    $  785,778
Average balance outstanding                726,874       977,343
Maximum month-end balance                2,327,544     1,176,829
Weighted-average rate at year-end             0.23%         0.33%
Weighted-average rate during the year         0.56          0.73

         Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

         The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 4 percent, from Lorain National Bank. At December 31, 2003 and 2002, there were no outstanding balances on this line.

11. OTHER BORROWINGS

Other borrowings consist of advances from the FHLB as follows:

                                                     Weighted-        Stated interest
                              Maturity range          average            rate range
      Description           from          to       interest rate      from         to         2003          2002
      -----------         --------    --------     -------------      ----        ----    ------------   -----------
Fixed rate                08/09/04    08/09/06         3.30%          2.70 %      3.87%   $  1,560,000   $ 3,000,000
Fixed rate amortizing     07/01/07    02/01/23         3.59           2.70        6.40       8,105,661     4,690,053
Convertible               09/04/08    07/28/10         5.43           4.53        6.45       8,000,000     8,000,000
                                                                                          ------------   -----------
                                                                                          $ 17,665,661   $15,690,053
                                                                                          ============   ===========

         The scheduled maturities of advances outstanding are as follows:

                                        2003
                      ------------------------------------
Year Ending                                     Weighted-
December 31,              Amount              average Rate
------------              ------              ------------
    2004              $  2,728,089                3.51%
    2005                 2,190,158                3.60
    2006                 1,761,155                3.73
    2007                   902,873                3.56
    2008                 6,635,268                4.92
Beyond 2008              3,448,118                5.14
                      ------------
                      $ 17,665,661                4.39%
                      ============

         The Bank entered into a ten-year "Convertible Select" fixed commitment advance arrangements with the FHLB. Rates may be reset at the FHLB's discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change the Bank may exercise a put option and satisfy the obligation without penalty.

         Advances from the FHLB maturing July 1, 2007, February 1, 2012, June 4, 2012, February 2, 2013, June 4, 2017, February 1, 2018, and February 1, 2023 require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under terms of a blanket agreement, collateral for the FHLB borrowings are secured by certain qualifying assets of the Bank which consist principally of first mortgage loans. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $113 million at December 31, 2003.

12.      OTHER LIABILITIES

The components of other liabilities are as follows:

                                                    2003         2002
                                                    ----         ----
Accrued interest payable                        $  408,084    $  485,946
Other                                              506,660       152,854
                                                ----------    ----------
          Total                                 $  914,744    $  638,800
                                                ==========    ==========

13.      INCOME TAXES

The provision for federal income taxes consists of:

                                 2003          2002           2001
                            -----------    -----------    -----------
Current payable             $ 1,201,264    $ 1,180,108    $   916,456
Deferred                        (69,934)       (72,302)        54,403
                            -----------    -----------    -----------
          Total provision   $ 1,131,330    $ 1,107,806    $   970,859
                            ===========    ===========    ===========

         The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                  2003       2002
                                                  ----       ----
Deferred tax assets:
     Allowance for loan losses                  $788,299   $713,232
     Supplemental retirement plan                 37,300     19,348
                                                --------   --------
               Gross deferred tax assets         825,599    732,580
                                                --------   --------
Deferred tax liabilities:
     Deferred origination fees, net              157,979    173,186
     Premises and equipment                      141,866    122,908
     Net unrealized gain on securities            64,498    244,918
     Other                                       123,785    104,451
                                                --------   --------
               Gross deferred tax liabilities    488,128    645,463
                                                --------   --------

               Net deferred tax assets          $337,471   $ 87,117
                                                ========   ========

         No valuation allowance was established at December 31, 2003 and 2002, in view of the Company's ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

         The reconciliation between the federal statutory rate and the Company's effective consolidated income tax rate is as follows:

                                   2003                   2002                   2001
                         ----------------------  ---------------------   ---------------------
                                         % of                   % of                     % of
                                        Pre-tax                Pre-tax                 Pre-tax
                            Amount       Income     Amount     Income     Amount       Income
                            ------       ------     ------     ------     ------       ------
Provision at statutory
   rate                  $ 1,336,030      34.0%  $ 1,226,976    34.0%   $1,102,098      34.0%

Tax-free income             (236,760)     (6.1)     (147,425)   (4.1)     (157,362)     (4.9)

Nondeductible interest
  expense                     22,789       0.6        21,590     0.6        26,068       0.8
Other                          9,271       0.4         6,665     0.2            55       0.1
                         -----------     -----   -----------   -----    ----------      ----
Actual tax expense
  and effective rate     $ 1,131,330      28.9%  $ 1,107,806    30.7%   $  970,859      30.0%
                         ===========     =====   ===========   =====    ==========      ====

14.      EMPLOYEE BENEFITS

         RETIREMENT PLAN

         The Bank maintains a section 401(k) employee savings and investment plan for all full-time employees and officers of the Bank with more than one year of service. The Bank's contribution to the plan is based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 15 percent of salary. Employee contributions are vested at all times, and the Bank contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for 2003, 2002, and 2001 to this plan amounted to $56,731, $53,268, and $49,130, respectively.

         SUPPLEMENTAL RETIREMENT PLAN

         Effective December 1, 2001, the Bank adopted a Directors Retirement Plan to provide post-retirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The Plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director's retirement. The expense of the plan for the years ended December 31, 2003, 2002, and 2001, amounted to $52,800, $52,800, and $4,107, respectively.

         STOCK OPTION PLAN

         The Company maintains a stock option plan ("the Plan") for granting incentive stock options and non-qualified stock options for key officers and employees and non-employee directors of the Company. A total of 126,640 shares of authorized and unissued or issued common stock are reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. No option shall become exercisable earlier than one year from the date the Plan was approved by the stockholders.

         The following table presents share data related to the outstanding options:

                                          Weighted-              Weighted-
                                          average                 average
                                         Exercise                Exercise
                                 2003      Price        2002      Price
                                 ----      -----        ----      -----
Outstanding, January 1         31,968   $ 25.69        23,084   $   24.87
Granted                        18,270     29.52         9,923       27.14
Exercised                        (877)    23.41        (1,038)      21.77
Forfeited                           -         -             -           -
                               ------                  ------
Outstanding, December 31       49,361   $ 27.14        31,968   $   25.69
                               ======                  ======
Exercisable at year-end        31,091     25.74        22,046       25.03
                               ======                  ======

The following table summarizes the characteristics of stock options at December 31, 2003:

                                       Outstanding               Exercisable
                              ------------------------------  -----------------
                                       Contractual  Average            Average
                    Exercise             Average    Exercise           Exercise
 Grant Date          Price    Shares      Life       Price    Shares    Price
 ----------          -----    ------      ----       -----    ------    -----
June 14, 1999      $  28.80    7,503      5.45       $28.80    7,503  $ 28.80
November 23, 1999     28.12    2,748      5.90        28.12    2,748    28.12
December 11, 2000     21.77   10,917      6.95        21.77   10,917    21.77
December 9, 2002      27.14    9,923      8.94        27.14    9,923    27.14
December 8, 2003      29.52   18,270      9.94        29.52        -        -
                              ------                          ------

                              49,361                          31,091
                              ======                          ======

15.      COMMITMENTS

         In the normal course of business, there are various outstanding commitments and certain contingent liabilities, which are not reflected in the accompanying consolidated financial statements. These commitments and contingent liabilities represent financial instruments with off-balance sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments which were comprised of the following:

                                   2003          2002
                               -----------   -----------
Commitments to extend credit   $29,349,316   $20,131,380
Standby letters of credit           67,800        86,692
                               -----------   -----------

          Total                $29,417,116   $20,218,072
                               ===========   ===========

         These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss, in the event of nonperformance by the other parties to the financial instruments, is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

         Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Performance letters of credit represent conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. For secured letters of credit, the collateral is typically Bank deposit instruments or customer business assets.

16.      REGULATORY RESTRICTIONS

         LOANS

         Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Bank's common stock and capital surplus.

         DIVIDENDS

         The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends in 2004 was $3,401,475 plus 2004 profits retained up to the date of the dividend declaration.

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

         As of December 31, 2003 and 2002, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

         The Company's actual capital ratios are presented in the following table which shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company's.

                                                 2003                    2002
                                    --------------------------   --------------------
                                       Amount           Ratio      Amount       Ratio
                                       ------           -----      ------       -----
Total Capital
(to Risk-weighted Assets)

Actual                              $ 25,395,628         15.79%  $ 22,997,205   16.72%
For Capital Adequacy Purposes         12,865,299          8.00     11,001,899    8.00
To Be Well Capitalized                16,081,624         10.00     13,752,374   10.00

Tier I Capital
(to Risk-weighted Assets)

Actual                              $ 23,379,115         14.54%  $ 21,270,980   15.47%
For Capital Adequacy Purposes          6,432,650          4.00      5,500,950    4.00
To Be Well Capitalized                 9,648,975          6.00      8,251,424    6.00

Tier I Capital
(to Average Assets)

Actual                              $ 23,379,115          8.89%  $ 21,270,980    9.42%
For Capital Adequacy Purposes         10,514,492          4.00      9,033,386    4.00
To Be Well Capitalized                13,143,115          5.00     11,291,733    5.00

18.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's financial instruments at December 31 are as follows:

                                                2003                         2002
                                    ---------------------------   ---------------------------
                                      Carrying         Fair         Carrying         Fair
                                       Value           Value         Value          Value
                                       -----           -----         -----          -----
Financial assets:
     Cash and due from banks        $  3,956,453   $  3,956,453   $  1,775,324   $  1,775,324
     Federal funds sold                  930,000        930,000        350,000        350,000
     Interest-bearing deposits
       in other institutions             539,147        539,147        571,969        571,969
     Investment securities:
         Available for sale           49,966,511     49,966,511     35,917,057     35,917,057
         Held to maturity              1,858,904      1,915,366      6,242,095      6,405,918
     Net loans                       190,358,883    199,157,402    172,642,646    182,439,113
     Bank-owned life insurance         5,202,385      5,202,385              -              -
     Federal Home Loan Bank stock      1,297,700      1,297,700      1,245,700      1,245,700
     Accrued interest receivable         730,523        730,523        718,727        718,727

Financial liabilities:
     Deposits                       $219,839,910   $223,046,359   $187,384,494   $191,025,787
     Short-term borrowings               444,819        444,819        785,778        785,778
     Other borrowings                 17,665,661     17,763,971     15,690,053     16,390,391
     Accrued interest payable            408,084        408,084        485,946        485,946

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

         If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates, which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

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

         The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

18.      FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (CONTINUED)

         CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD, INTEREST-BEARING DEPOSITS IN OTHER INSTITUTIONS, FEDERAL HOME LOAN BANK STOCK, ACCRUED INTEREST RECEIVABLE, ACCRUED INTEREST PAYABLE, AND SHORT-TERM BORROWINGS

         The fair value is equal to the current carrying value.

         BANK-OWNED LIFE INSURANCE

         The fair value is equal to the cash surrender value of the life insurance policies.

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

19.  PARENT COMPANY

Following are condensed financial statements for the Company.

                             CONDENSED BALANCE SHEET

                                                                                              December 31,
                                                                                      2003                 2002
                                                                              -------------------   ------------------
ASSETS

    Cash and due from banks                                                   $           329,683   $          292,947
    Interest-bearing deposits in other institutions                                       539,147              283,969
    Investment in subsidiary bank                                                      22,635,484           21,169,492
                                                                              -------------------   ------------------
TOTAL ASSETS                                                                  $        23,504,314   $       21,746,408
                                                                              ===================   ==================

STOCKHOLDERS' EQUITY                                                          $        23,504,314   $       21,746,408
                                                                              ===================   ==================

                          CONDENSED STATEMENT OF INCOME

                                                                             Year Ended December 31,
                                                                  2003                2002                2001
                                                           ------------------   -----------------   ----------------
INCOME
    Dividends from subsidiary bank                         $        1,044,637   $       1,020,895   $        854,703
    Interest income
                                                                        5,179               6,963              4,709
                                                           ------------------   -----------------   ----------------
         Total income                                               1,049,816           1,027,858            859,412

EXPENSES                                                               99,473             166,800            152,626
                                                           ------------------   -----------------   ----------------
Income before income tax benefit                                      950,343             861,058            706,786

Income tax benefit                                                    (32,056)            (54,636)           (48,063)
                                                           ------------------   -----------------   ----------------
Income before equity in undistributed
  net income of subsidiary                                            982,399             915,695            754,849

Equity in undistributed net income
  of subsidiary                                                     1,816,221           1,585,254          1,515,758
                                                           ------------------   -----------------   ----------------
NET INCOME                                                 $        2,798,620   $       2,500,949   $      2,270,607
                                                           ==================   =================   ================

                        CONDENSED STATEMENT OF CASH FLOWS

                                                                             Year Ended December 31,
                                                                2003                2002                2001
                                                         ------------------  ------------------  -----------------
OPERATING ACTIVITIES
    Net income                                           $        2,798,620  $        2,500,949   $       2,270,607
    Adjustments to reconcile net income to
      net cash provided by operating activities:
         Equity in undistributed net
            income of subsidiary                                 (1,816,221)         (1,585,254)         (1,515,758)
         Other
                                                                          -                   -              32,210
                                                         ------------------  ------------------   -----------------
                  Net cash provided by
                     operating activities                           982,399             915,695             787,059
                                                         ------------------  ------------------   -----------------
INVESTING ACTIVITIES
     Decrease (increase) in interest-bearing
         deposits in other institutions                            (255,178)             93,237            (350,766)
                                                         ------------------  ------------------   -----------------
                  Net cash provided by (used for)
                     investing activities                          (255,178)             93,237            (350,766)
                                                         ------------------  ------------------   -----------------

FINANCING ACTIVITIES
    Purchase of treasury stock                                      (81,624)           (204,070)                  -
    Sale of treasury stock                                                -              18,020                   -
    Exercise of stock options                                        19,916              23,509                   -
    Common stock issued                                             170,513                   -                   -
    Proceeds from dividend reinvestment plan                        167,407             142,178                   -
    Cash dividends                                                 (966,697)           (862,696)           (772,068)
                                                         ------------------  ------------------   -----------------
                  Net cash used for financing activities           (690,485)           (883,059)           (772,068)
                                                         ------------------  ------------------   -----------------

                  Increase (decrease) in cash                        36,736           (125,875)            (335,775)

CASH AT BEGINNING OF YEAR                                           292,947             167,074             502,849
                                                         ------------------  ------------------   -----------------

CASH AT END OF YEAR                                      $          329,683  $          292,947   $         167,074
                                                         ==================  ==================   =================

20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                        Three Months Ended
                                    ----------------------------------------------------------------
                                    March 31,         June 30,        September 30,     December 31,
                                      2003              2003              2003              2003
                                   ----------        ----------       -------------     -----------
Total interest income              $3,587,523        $3,626,098        $3,700,273        $3,681,472
Total interest expense              1,451,033         1,450,680         1,430,071         1,393,123
                                   ----------        ----------        ----------        ----------
Net interest income                 2,136,490         2,175,418         2,270,202         2,288,349
Provision for loan losses             105,000           105,000           105,000                 -
                                   ----------        ----------        ----------        ----------
Net interest income after
  provision for loan losses         2,031,490         2,070,418         2,165,202         2,288,349

Total noninterest income              276,579           358,101           375,364           469,897
Total noninterest expense           1,310,758         1,613,208         1,592,379         1,589,105
                                   ----------        ----------        ----------        ----------
Income before income taxes            997,311           815,311           948,187         1,169,141
Income taxes                          344,565           200,363           246,000           340,402
                                   ----------        ----------        ----------        ----------
Net income                         $  652,746        $  614,948        $  702,187        $  828,739
                                   ==========        ==========        ==========        ==========

Per share data:
Net income
     Basic                         $     0.53        $     0.50        $     0.58        $     0.68
     Diluted                             0.53              0.50              0.57              0.68
Average shares outstanding
     Basic                          1,214,251         1,214,057         1,216,920         1,219,449
     Diluted                        1,216,402         1,217,239         1,220,484         1,223,684

                                                           Three Months Ended
                                   -----------------------------------------------------------------
                                    March 31,         June 30,        September 30,     December 31,
                                      2002              2002              2002              2002
                                   ---------         ----------       -------------     ------------
Total interest income              $3,426,323        $3,499,140        $ 3,585,611       $3,557,998
Total interest expense              1,536,068         1,512,260          1,590,727        1,509,031
                                   ----------        ----------        -----------       ----------

Net interest income                 1,890,255         1,986,880          1,994,884        2,048,967
Provision for loan losses              75,000            75,000             75,000           75,000
                                   ----------        ----------        -----------       ----------
Net interest income after
  provision for loan losses         1,815,255         1,911,880          1,919,884        1,973,967

Total noninterest income              261,077           283,715            285,499          363,817
Total noninterest expense           1,259,422         1,345,672          1,268,026        1,333,219
                                   ----------        ----------        -----------       ----------
Income before income taxes            816,910           849,923            937,357        1,004,565
Income taxes                          268,000           278,000            298,000          263,806
                                   ----------        ----------        -----------       ----------
Net income                         $  548,910        $  571,923        $   639,357       $  740,759
                                   ==========        ==========        ===========       ==========

Per share data:
Net income
     Basic                         $     0.45        $     0.47        $      0.53       $     0.61
     Diluted                             0.45              0.47               0.53             0.61
Average shares outstanding
     Basic                          1,216,296         1,216,598          1,213,990        1,214,300
     Diluted                        1,217,465         1,217,156          1,217,241        1,216,811

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Middlefield Banc Corp.

We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ S.R.Snodgrass, A.C.

Wexford, PA
January 16, 2004

SELECTED FINANCIAL DATA

The summary financial information to follow is not a substitute for Middlefield's historical financial information and other detailed financial information we provide elsewhere in this document. You should read the summary financial information together with the historical financial information and other detailed financial information we provide elsewhere in this document. We derived the financial data from Middlefield's audited financial statements for the fiscal years ended December 31, 1999 through 2003.

                                                                         AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                                            -----------------------------------------------------------------
(In thousands, except share and per share amounts and
ratios)                                                       2003          2002          2001          2000          1999
                                                           ---------     ----------    ---------     ----------    ----------
INCOME STATEMENT DATA:
Interest income .......................................    $   14,647    $   14,120    $   13,707    $   12,770    $   11,449
Interest expense ......................................         5,725         6,148         6,748         5,910         5,048
                                                           ----------    ----------    ----------    ----------    ----------

Net interest income ...................................         8,922         7,972         6,959         6,860         6,401
Provision for loan losses .............................           315           300           170           275           296
                                                           ----------    ----------    ----------    ----------    ----------

Net interest income after provision for loan losses ...         8,607         7,672         6,789         6,585         6,105
Noninterest income, including securities gains (losses)         1,428         1,143         1,194           983           804
Noninterest expense ...................................         6,105         5,206         4,741         4,409         4,254
                                                           ----------    ----------    ----------    ----------    ----------

Income before income taxes ............................         3,930         3,609         3,242         3,159         2,655
Income taxes ..........................................         1,131         1,108           971           922           735
                                                           ----------    ----------    ----------    ----------    ----------
         Net income ...................................    $    2,799    $    2,501    $    2,271    $    2,237    $    1,920
                                                           ==========    ==========    ==========    ==========    ==========

BALANCE SHEET DATA:
Investment securities .................................    $   51,826    $   42,159    $   31,409    $   29,811    $   31,818
Loans, net ............................................    $  190,359    $  172,643    $  150,766    $  133,267    $  119,472
Total deposits ........................................    $  219,840    $  187,384    $  167,383    $  147,166    $  135,094
FHLB Cincinnati advances ..............................    $   17,666    $   15,690    $    9,301    $    9,862    $    9,602
Total stockholders' equity ............................    $   23,504    $   21,746    $   19,791    $   18,243    $   17,689
Total assets ..........................................    $  262,369    $  226,246    $  197,858    $  176,489    $  165,512

PER COMMON SHARE DATA: (1)
Basic net income ......................................    $     2.29    $     2.06    $     1.87    $     1.83    $     1.52
Diluted net income ....................................    $     2.29    $     2.06    $     1.86    $     1.83    $     1.52
Book value ............................................    $    19.21    $    17.90    $    17.28    $    15.00    $    14.05

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic .................................................     1,219,476     1,215,337     1,218,407     1,221,576     1,260,259
Diluted ...............................................     1,222,838     1,217,231     1,219,671     1,221,576     1,260,259

SELECTED RATIOS:
Return on average total stockholders' equity ..........         12.39 %       12.08 %       11.89 %       12.83 %       11.17 %
Return on average total assets ........................          1.13 %        1.17 %        1.22 %        1.31 %        1.21 %
Dividend payout ratio .................................         34.54 %       34.49 %       33.94 %       26.61 %       29.82 %
Efficiency ratio (2) ..................................         58.99 %       57.12 %       58.16 %       56.21 %       59.05 %

ASSET QUALITY RATIOS:
Reserve for loan losses to ending total loans .........          1.31 %        1.31 %        1.35 %        1.51 %        1.45 %
Net loan charge-offs to average loans .................          0.05 %        0.04 %        0.10 %          -- %        0.07 %

CAPITAL RATIOS:
Average stockholders' equity to average assets ........          9.11 %        9.70 %       10.24 %       10.20 %       10.83 %
Leverage ratio (3) ....................................          8.99 %        9.42 %        9.94 %       10.32 %       10.93 %
Total risk-based capital ratio (3) ....................         15.79 %       16.72 %       17.82 %       17.75 %       18.39 %

     (1) Per share amounts are adjusted for a 5% stock dividend paid in 2003 and 2002, a 10% stock dividend paid in 1998, and a 2-for-1 stock split in 2000.

     (2) Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income minus nonrecurring items.

     (3)  Computed in accordance with Federal Reserve Board and FDIC guidelines.

Management's Discussion and Analysis

In the following pages, management presents an analysis of Middlefield Banc Corp's (the Corporation) financial condition and results of operations as of and for the year ended December 31, 2003 as compared to prior years. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

Middlefield is an Ohio corporation organized to become the holding company of The Middlefield Banking Company ("Bank"). The Bank is a state-chartered bank located in Middlefield, Ohio. Middlefield and its subsidiary bank derive substantially all of their income from banking and bank-related services, including interest earnings on residential real estate, commercial mortgage, commercial, and consumer financings as well as interest earnings on investment securities and deposit services to its customers through six locations.

FORWARD LOOKING STATEMENT

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. Forward-looking statements can be identified by terminology such as "believes," "expects," "anticipates," "estimates," "intends," "should," "will," "plans," "potential" and similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements necessarily involve risks and uncertainties. They are merely predictive or statements of probabilities, involving known and unknown risks, uncertainties and other factors. If one or more of these risks of uncertainties occurs or if the underlying assumptions prove incorrect, actual results could differ materially from those expressed in or implied by the forward-looking statements.

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

CRITICAL ACCOUNTING POLICIES

ALLOWANCE FOR LOAN LOSSES

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known, and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of "Notes to Consolidated Financial Statements" commencing on the following pages of this Annual Report.

RESULTS OF OPERATIONS

For the fifth year in a row your Company posted record earnings. Middlefield recorded net income of $2.8 million in 2003, which represents an increase of $300,000, or 11.92%, over 2002. Net income for 2002 of $2.5 million represented an increase of $230,000, or 10.1%, over 2001. Diluted earnings per share have increased each of the past three years to $2.29 per share for 2003, $2.06 per share for 2002, and $1.86 per share for 2001.

NET INTEREST INCOME -- 2003 Compared to 2002. Net interest income, by definition, is the difference between interest income generated on earning assets and the interest expense incurred on interest-bearing liabilities. Net interest income for 2003 increased to $8.9 million, compared to $8.0 million for 2002. Interest income for 2003 was $14.6 million as compared to $14.1 million for 2002. This increase of $527,000 or 3.7% was influenced primarily by an increase in interest earned on loans receivable of $506,000, while offset by decreases in interest earned on interest-bearing deposits in other institutions, and federal funds sold, of $31,000, and $16,000 respectively. Although the 2003 rate environment was characterized by lower interest rate yields, 2003's increase in interest income was driven by increases in average balances of interest-earning assets. The average balance of loans receivable and investment securities increased $19.9 million to $183.7 million and $9.8 million to $45.0 million, respectively, during 2003. The tax-equivalent yield on interest earning assets decreased to 6.32% for 2003 from 6.99% for 2002, and primarily resulted from a 91 basis point and 54 basis point decrease in investment securities and loans receivable, respectively. During 2003, $22.5 million in called, sold, and re-payed investment securities were reinvested at substantially lower rates. The inflow of deposits coupled with the rapid repayment of mortgage-backed securities has resulted in reinvestment options at substantially lower rates than the previous year. The lower interest rate environment resulted when interest rates were driven downward by an aggressive rate reduction policy by the Federal Reserve Board over the past few years.

Interest expense decreased $423,000 or 6.9% for 2003 to $5,725,000 from $6,148,000 for 2002. Interest expense incurred on deposits decreased $572,000 for 2003 as compared to 2002 and was primarily attributable to the current interest rate environment that resulted in a lowering of the cost of funds to 2.90% for 2003 as compared to 3.68% for 2002. Offsetting the declining rates was an increase in the average balance of interest-bearing liabilities of $30.4 million to $197.5 million for 2003. In particular, the average balance of savings and certificates of deposits increased $11.4 million and $8.7 million, respectively. Core deposit growth also was driven by a general shift in customer preference away from the equity markets and into insured bank deposits. Although the Bank reduced its costs on all deposit products during 2003, certificates of deposits were the primary target as such costs decreased by 89 basis points. Interest expense on borrowings increased to $819,000 for 2003 as compared to $670,000 for 2002 and resulted primarily from an additional $5.4 million in borrowings with the Federal Home Loan Bank in 2003. The Company borrowed from the FHLB in varying maturities at an average rate of 2.9% to lock into what management believes to be a low cost of funds.

NET INTEREST INCOME -- 2002 Compared to 2001. Net interest income for 2002 increased to $8.0 million, compared to $7.0 million for 2001. Interest income for 2002 was $14.1 million as compared to $13.7 million for 2001. This increase of $413,000 or 3.0% was influenced primarily by an increase in interest earned on loans receivable of $533,000, while offset by decreases in interest earned on federal funds sold, investment securities, and interest-bearing deposits in other institutions of $73,000, $33,000, and $14,000 respectively. Although Middlefield intentionally caused a decrease to its interest rate yields, interest income was driven by increases in average balances of interest-earning assets. The average balance of loans receivable and investment securities increased $20.3 million to $163.8 million and $5.3 million to $35.2 million, respectively, during 2002. The tax-equivalent yield on interest earning assets decreased to 6.99% for 2002 from 7.79% for 2001, and primarily resulted from a 102 basis point and 69 basis point decrease in investment securities and loans receivable, respectively. During 2002, $14.0 million in called, matured, and repayed investment securities were reinvested at substantially lower rates. The inflow of deposits coupled with the rapid repayment of mortgage-backed securities has resulted in reinvestment options at substantially lower rates than the previous year. The lower interest rate environment resulted during 2001, when interest rates were driven downward by an aggressive rate reduction policy by the Federal Reserve Board.

Interest expense decreased $600,000 or 8.9% for 2002 to $6.1 million from $6.7 million for 2001. Interest expense incurred on deposits decreased $720,000 for 2002 as compared to 2001 and was primarily attributable to the current interest rate environment that resulted in a lowering of the cost of funds to 3.68% for 2002 as compared to 4.71% for 2001. Offsetting the declining rates was an increase in the average balance of interest-bearing liabilities of $23.9 million to $167.2 million for 2002. In particular, the average balance of savings and certificates of deposits increased $10.6 million and $6.7 million, respectively. Core deposit growth also was driven by a general shift in customer preference away from the equity markets and into insured bank deposits. Although the Bank reduced its costs on all deposit products during 2002, certificates of deposits were the primary target as such costs decreased by 113 basis points. Interest expense on borrowings increased to $670,000 for 2002 as compared to $550,000 for 2001 and resulted primarily from an additional $7.0 million in borrowings with the Federal Home Loan Bank that The Middlefield Banking Company did not have at December 31, 2001.

                                                                Year ended December 31,
                                      ------------------------------------------------------------------------------
                                                      2003                                   2002
                                      -----------------------------------     ------------------------------------
                                                                 Average                                 Average
                                       Average                    Yield/      Average                     Yield/
                                       Balance      Interest       Cost       Balance      Interest        Cost
                                       -------      --------       ----       -------      --------        ----
Interest-earning assets:

  Loans receivable (1)                 $183,683     $ 12,847         6.99%    $163,828     $ 12,341           7.53%
  Investment securities                  45,011        1,683         4.30%      35,169        1,615           5.21%
  Other interest-earning
    assets                                6,883          117         1.70%       6,116          164           2.68%
                                      ---------     --------     --------     --------     --------
    Total interest - earning
      assets                            235,577       14,647         6.32%     205,113       14,120           6.99%
Non-interest - earning assets            12,327     --------                     8,368     --------
                                       --------                               --------
    Total assets                       $247,904                               $213,481
                                       ========                               ========
Interest - bearing
liabilities:
  Interest-bearing demand             $   8,623           61         0.71%    $  7,905          109           1.38%
  Money market                           13,555          259         1.94%       9,090          199           2.19%
  Savings                                57,413          828         1.44%      46,045          948           2.06%
  Certificates of deposit                98,512        3,758         3.81%      89,857        4,222           4.70%
  Other borrowings                       19,635          819         4.17%      14,258          670           4.70%
                                      ---------     --------     --------     --------     --------     ----------
    Total interest -
      bearing liabilities               197,538        5,725         2.90%     167,155        6,148           3.68%
                                                    --------                               --------
Non-interest - bearing liabilities:
  Other liabilities                      27,773                                 25,621
                                      ---------                               --------
    Total liabilities                   225,311                                192,776
                                      ---------                               --------
Stockholders' equity                     22,594                                 20,705
                                      ---------                               --------
    Total liabilities and
      stockholders' equity            $ 247,905                               $213,481
                                      =========                               ========
Net interest income                                 $  8,922                               $  7,972
                                                    ========                               ========
Interest rate spread (3)                                             3.42%                                    3.31%
                                                                 ========                               ==========
Net yield on interest -
  earning assets (4)                                                 3.89%                                    3.99%
                                                                 ========                               ==========
Ratio of average interest -
  earning assets to average
  interest -  bearing
liabilities                                                        119.26%                                  122.71%
                                                                 ========                               ==========

                                                Year ended December 31,
                                         -------------------------------------
                                                       2001
                                         ------------------------------------
                                                                     Average
                                         Average                      Yield/
                                         Balance      Interest        Cost
                                         -------      --------     ----------
Interest-earning assets:

  Loans receivable (1)                   $143,560     $ 11,808           8.23%
  Investment securities                    29,887        1,625           6.24%
  Other interest-earning
    assets                                  5,647          274           4.85%
                                         --------     --------
    Total interest - earning
      assets                              179,094       13,707           7.79%
Non-interest - earning assets               7,455     --------
                                         --------
    Total assets                         $186,549
                                         ========
Interest - bearing
liabilities:
  Interest-bearing demand                $  6,296          153           2.43%
  Money market                              8,123          244           3.00%
  Savings                                  35,432          954           2.69%
  Certificates of deposit                  83,177        4,847           5.83%
  Other borrowings                         10,211          550           5.39%
                                         --------     --------     ----------
    Total interest -
      bearing liabilities                 143,239        6,748           4.71%
                                                      --------
Non-interest - bearing liabilities:
  Other liabilities                        24,336
                                          -------
    Total liabilities                     167,455
                                          -------
Stockholders' equity                       19,094
                                          -------
    Total liabilities and
      stockholders' equity               $186,549
                                         ========
Net interest income                                   $  6,959
                                                      ========
Interest rate spread (3)                                                 3.08%
                                                                   ==========
Net yield on interest -
  earning assets (4)                                                     3.89%
                                                                   ==========
Ratio of average interest -
  earning assets to average
  interest -  bearing
liabilities                                                            125.03%
                                                                   ==========

-----------------
(1)  Average balances include non-accrual loans.

(2)  Includes interest - bearing deposits in other financial institutions.

(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4) Net yield on interest - earning assets represents net interest income as a percentage of average interest - earning assets.

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

                                                Year Ended December 31,                   Year Ended December 31,
                                          ---------------------------------        -----------------------------------
                                                     2003 vs. 2002                             2002 vs. 2001
                                          ---------------------------------        -----------------------------------
                                                  Increase (Decrease)                      Increase (Decrease)
                                                       Due to                                     Due to
                                          -----------------------                  -----------------------
                                           Volume        Rate         Total         Volume         Rate         Total
                                           ------        ----         -----         ------         ----         -----
                                                   (In Thousands)                           (In Thousands)
Interest income:
Loans Receivable                          $ 1,235      $  (729)      $   506       $ 1,320       $  (787)      $   533
Investment securities                         182         (114)           68          (138)          128           (10)
Other interest-earning assets                  24          (71)          (47)           25          (135)         (110)
                                          -------      -------       -------       -------       -------       -------
  Total interest-earning assets             1,441         (914)          527         1,207          (794)          413
                                          -------      -------       -------       -------       -------       -------
Interest expense:
Interest-bearing demand                        11          (59)          (48)           64          (108)          (44)
Money market                                   79          (19)           60            35           (80)          (45)
Savings                                       563         (683)         (120)          (28)           22            (6)
Certificates                                  487         (951)         (464)          443        (1,068)         (625)
Other interest-bearing liabilities            212          (63)          149           177           (57)          120
                                          -------      -------       -------       -------       -------       -------
  Total interest-bearing liabilities        1,352       (1,775)         (423)          690        (1,290)         (600)
                                          -------      -------       -------       -------       -------       -------
Change in net interest income             $    89      $   861       $   950       $   517       $   496       $ 1,013
                                          =======      =======       =======       =======       =======       =======

LOAN LOSS PROVISION -- 2003 Compared to 2002. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $315,000 in 2003 as compared to $300,000 in 2002. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations. The change in the loan loss provision in 2003 was principally a result of an increase in net charge-offs to average loans during the year.

2002 Compared to 2001. The provision for loan losses was $300,000 in 2002 as compared to $170,000 in 2001. The change in the loan loss provision in 2002 was principally a result of an increase in nonperforming loans during the year coupled with an increase in classified assets from 2001 to 2002.

NONINTEREST INCOME -- 2003 Compared to 2002. Noninterest income is made up of bank related fees and service charges, as well as other income-producing services. These include ATM/interchange income, safe deposit box rental income and other miscellaneous items. In addition the bank invested in Bank Owned Life Insurance (BOLI) in 2003. The earnings from this investment are reflected in the Company's noninterest income. Total noninterest income increased 25% in 2003 to $1.5 million from $1.1 million for 2002. The increase is accounted for principally by the income from the purchase of bank owned life insurance (BOLI) of $202,000 in 2003. An increase in fee income from deposit accounts also contributed significantly to 2003's increased noninterest income. Deposit account service fees have progressively increased as the number of accounts and volume of related transactions have increased.

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

Transaction deposit accounts grew at a steady pace in 2003, 2002, and 2001. In general, management prices deposits at rates competitive with rates offered by the other banks in Middlefield's market, which rates tend to be somewhat lower than rates offered by thrift institutions and credit unions. Middlefield generally has not imposed service charges and fees to the same extent as other local institutions. Although a wider range of service charges and fees and higher service charges and fees would yield more income for each dollar of deposits, imposing service charges and fees on a basis equivalent to those imposed by many other area banks might adversely affect deposit growth. To promote deposit growth and provide cross-selling opportunities, Middlefield has not adopted the most aggressive fee structure. Deposit growth is generated by developing strong customer relationships and cross-selling deposit relationships to loan customers. Management intends to continue promoting demand deposit products, particularly noninterest-bearing deposit products, in order to obtain additional interest-free lendable funds.

NONINTEREST EXPENSE -- 2003 Compared to 2002. Noninterest expense increased 17.3% to $6.1 million for 2003 as compared to $5.2 million for 2002. Compensation and employee benefits increased $562,000, or 22.3%, primarily as a result of normal merit raises and the establishment of an employee profit sharing plan Occupancy and equipment expenses increased 8.0% or $55,000 as a result of added capital expenditures in prior years. As a result of increased transaction activity from operating a larger organization, data processing expenses increased $43,000 or 10.1% during 2003 as compared to 2002. In addition, all other expenses increased $239,000 or 15.2%. A large part of this increase of $104,000 was due to an enhanced marketing budget in 2003 to promote the bank's new look and logo. Increases in other expense also included operating expenses that resulted from expanding into a larger organization.

2002 Compared to 2001. Noninterest expense increased 9.8% to $5.2 million for 2002 as compared to $4.7 million for 2001. Compensation and employee benefits increased $207,000, or 8.9%, primarily as a result of normal merit raises and a 17.0% increase in health insurance expenses for 2002. Occupancy and equipment expenses increased 16.8% or $98,000 as a result of added capital expenditures in prior years, in particular the Chardon branch that became operational in 2001. Offsetting these increases was a reduction in marketing costs that occurred in 2001 marking the 100th anniversary of the Bank.

PROVISION FOR INCOME TAXES. The provision for income taxes fluctuated in 2003, 2002, and 2001 in direct correlation to the changing level of pre-taxable income during these periods. The purchase Bank Owned Life Insurance did not materially alter the effective marginal tax rate.

FINANCIAL CONDITION

ASSETS AND LIABILITIES. Middlefield's total assets increased $36.1 million, or 16.0%, to $262.4 million at December 31, 2003 from $226.2 million at December 31, 2002. This increase primarily resulted from a $17.7 million, or 10.3%, increase in net loans receivable to $190.4 million at December 31, 2003 that was funded by a $32.5 million net increase in customer deposits and a series of borrowings with the Federal Home Loan Bank of approximately $5.0 million. The increase in net loans receivable resulted from the economic health of Middlefield's market area, the current interest rate environment, and the strategic, service-oriented marketing approach taken by management to meet the lending needs of the area. Although mortgage loans continue to comprise the largest portion of the loan portfolio, the majority of Middlefield's loan growth during 2003 was in the form of open-end, revolving home equity lines of credit and commercial loans. Commercial and commercial real estate loans increased in total by $7.3 million to $49.9 million, an increase of 15.0%. Home equity loans experienced an increase of $7.1 million, or 91.7%, to $14.7 million at December 31, 2003. Management attributes the loan increases to continued customer referrals and Middlefield's overall relationship with its customers.

Investment securities available for sale increased to $50.0 million at December 31, 2003 from $35.9 million at December 31, 2002. Meanwhile, investment securities held to maturity decreased to $1.9 million at December 31, 2003 from $6.2 million at December 31, 2002. The net increase in 2003 is primarily due to investment purchases of $33.0 million primarily in mortgage-backed securities, which was partially offset by investment calls and maturities of $22.5 million. Purchases of mortgage-backed securities, which have all been classified as available for sale, typically have maturities ranging from 15 to 30 years with yields between 4.5% and 5.5%. Approximately 57% of the entire investment securities portfolio is now comprised of mortgage-backed securities as compared to 50.0% at December 31, 2002. During the first quarter of 2003, Middlefield purchased $5,000,000 in bank-owned life insurance in order to generate nontaxable earnings that will offset the cost of certain employee benefit plans. Management was able to fund this growth with an influx of deposits coupled with the utilization of excess cash and cash equivalents of $2.8 million and the reinvestment of called and matured securities during the year. Furthermore, available for sale securities now comprise 96.4% of the investment securities portfolio as compared to 84.9% at December 31, 2002.

The company's primary source of funds is core deposits from retail and business customers. During 2003, total deposits increased $32.5 million, or 17.3%, to $219.8 million at December 31, 2003 from $187.4 million at December 31, 2002. Growth was primarily concentrated in savings and time deposits, which increased $19.4 and $5.1 million, respectively, and resulted from continual marketing efforts by management, as well as management's competitive pricing of such products. As noted previously, deposit growth also was driven by a general shift in customer preference away from the equity markets and into insured bank deposits. Time deposits at December 31, 2003 continue to account for just under half of the total deposit portfolio and remain a dominant resource for funds.

Other borrowings increased $2.0 million or 12.6% to $17.7 million at December 31, 2003 from $15.7 million at December 31, 2002. As noted previously, this primarily consisted of a series of Federal Home Loan Bank borrowings with staggered maturities to be repaid over a fifteen-year period. The Bank has a remaining borrowing capacity of approximately $113 million at December 31, 2003. The current borrowings are secured by 9% of the Bank's loan portfolio. The proceeds from these borrowings were used to supplement the funding of loan demand.

Total stockholders' equity increased to $23.5 million at December 31, 2003 due to net income of $2.8 million that was offset partially by dividend payments of $967,000 and a decrease in accumulated other comprehensive income of $350,000. Accumulated other comprehensive income increased as a result of changes in the net unrealized gain on investment securities available for sale due to fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim period and year-end period depending on economic and interest rate conditions. Middlefield declared a 5.0% stock dividend during the period that resulted in a transfer between retained earnings and common stock of approximately $1.8 million. In 2003, Middlefield completed its first full year of dividend reinvestment plan operation to promote long-term ownership by investors with the proceeds from such purchases being used for general corporate purposes. Shareholders' dividends of approximately $167,000 were used for reinvestment purposes in 2003, resulting in new equity issued in a like amount in 2003. Middlefield will continue to repurchase shares of common stock for both stock option and restricted stock purposes. In addition, the Board of Directors in light of the earnings and financial condition of Middlefield, including applicable governmental regulations and policies, will determine future dividend policies.

ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses represents the amount management estimates is adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. At December 31, 2003, Middlefield's allowance for loan losses increased to $2.5 million from $2.3 million at December 31, 2002, and now represents 1.30% of the gross loan portfolio as compared to 1.31% for the previous period. The allowance for loan losses is established through a provision for loan losses, which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the allowance for loan losses, taking into account the overall risk characteristics of the various portfolio segments, the bank's loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a formula allowance, and an unallocated allowance.

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

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2003, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank's loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Middlefield's allowance for loan losses at the dates and for the periods presented.

                                                                                             For the Years Ended
                                                                                                 December 31,
                                                                                 -------------------------------------------
                                                                                     2003            2002           2001
                                                                                 -----------    -------------  -------------
                                                                                            (Dollars in thousands)
Allowance balance at beginning of period                                         $     2,300    $       2,062  $       2,037

Loans charged off:
  Commercial and industrial                                                              (75)             (67)           (74)
  Real estate-construction
  Real estate-mortgage:
    Residential                                                                          (32)               -            (29)
   Commercial                                                                              -                -            (92)
  Consumer installment                                                                   (37)             (52)           (71)
                                                                                 -----------    -------------  -------------

    Total loans charged off                                                             (144)            (119)          (266)
                                                                                 -----------    -------------  -------------

Recoveries of loans previously charged-off:
  Commercial and industrial                                                               28               24              4
  Real estate-construction                                                                 -                -              -
  Real estate-mortgage:                                                                    -                -              -
    Residential                                                                            -                -              -
   Commercial                                                                              -                -             95
  Consumer installment                                                                    22               33             22
                                                                                 -----------    -------------  -------------

    Total recoveries                                                                      50               57            121
                                                                                 -----------    -------------  -------------

Net loans recovered (charged off)                                                        (94)             (62)          (145)

Provision for loan losses                                                                315              300            170
                                                                                 -----------    -------------  -------------

Allowance balance at end of period                                               $     2,521    $       2,300  $       2,062
                                                                                 ===========    =============  =============

Loans outstanding:
  Average                                                                        $   183,683    $     163,828  $     143,560
  End of period                                                                      192,880          174,943        152,828

Ratio of allowance for loan losses to loans outstanding at end of period                1.31%            1.31%          1.35

Net recoveries (charge offs) to average loans                                          (0.05)           (0.04)         (0.10)

The following table illustrates the allocation of Middlefield's allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

                                                          At December 31,
                            ---------------------------------------------------------------------
                                     2003                    2002                   2001
                            -----------------------  -------------------  -----------------------
                                       Percent of            Percent of              Percent of
                                      Loans in Each         Loans in Each           Loans in Each
                                       Category to           Category to             Category to
                              Amount   Total Loans   Amount Total Loans    Amount    Total Loans
                            ---------  -----------   ------ -----------    ------    -----------
                                                   (Dollars in Thousands)
Type of Loans:
Commercial and industrial   $     568    21.81%      $  611    18.82%     $  722        18.53%

Real estate construction           32     1.78           38     1.83          37         2.09
Mortgage:

    Residential                   844    69.48          888    70.79         781        73.97

    Commercial                    228     4.08          230     5.44         161         2.22

Consumer installment              120     2.85          124     3.12         111         3.19

Unallocated                       435        -          409        -         250            -
                            ---------    -----       ------    -----      ------        -----

Total                       $   2,227   100.00%      $2,300   100.00%     $2,062       100.00%
                            =========   ======       ======   ======      ======       ======

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower's financial condition is such that collection of interest is doubtful. Payments received on nonaccrual loans are recorded as income or applied against principal according to management's judgment as to the collectibility of principal.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Management evaluates all loans identified as impaired individually. The bank estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral.

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

Nonperforming loans as a percentage of total net loans at December 31, 2003 decreased to 0.27% from 0.31% for 2002. The bank had nonaccrual loans of $372,000 and $357,000 at December 31, 2003 and 2002, respectively. Interest income recognized on nonaccrual loans during all of the periods was insignificant. Management does not believe the nonaccrual loans or any amounts classified as nonperforming had a significant effect on operations or liquidity in 2003. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources. Management is not aware of any information pertaining to material credits that would cause it to doubt the ability of borrowers to comply with repayment terms.

The following table summarizes nonperforming assets by category.

                                                       At December 31,
                                                    --------------------
                                                    2003    2002    2001
                                                    ----    ----    ----
                                                   (Dollars in thousands)
Loans accounted for on a nonaccrual basis:
Commercial and industrial                           $  -     $ -    $ 48
Real estate-construction                               -       -       -
Real estate-mortgage:                                          -       -
  Residential                                        372     357       -
  Commercial                                           -       -       -
Consumer installment                                   -       -       -
                                                    ----    ----    ----
Total nonaccrual loans                               372     357      48
                                                    ----    ----    ----
Accruing loans which are contractually past
  due 90 days or more:
Commercial and industrial                              4      30       9
Real estate-construction                               -       -       -

Real estate-mortgage:                                  -       -       -
  Residential                                        114     144     216
  Commercial                                           -       -       -
Consumer installment                                  19       7      20
                                                    ----    ----    ----
Total accruing loans which are contractually past
  due 90 days or more                                137     181     245
                                                    ----    ----    ----
Total non - performing loans                         509     538     293
Real estate owned                                      -       -       -
Other non-performing assets                            -       -       -
Total non-performing assets                         $509    $538    $293
                                                    ====    ====    ====
Total non-performing loans to total loans           0.26%   0.31%   0.19%
                                                    ====    ====    ====
Total non-performing loans to total assets          0.19%   0.24%   0.15%
                                                    ====    ====    ====
Total non-performing assets to total assets         0.19%   0.24%   0.15%
                                                    ====    ====    ====

(1) Represents accruing loans delinquent greater than 90 days that are considered by management to be well secured and that are in the process of collection.

LIQUIDITY. Liquidity management for Middlefield is measured and monitored on both a short- and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to Middlefield. Both short- and long-term liquidity needs are addressed by maturities and sales of investments securities, loan repayments and maturities, and liquidating money market investments such as federal funds sold. The use of these resources, in conjunction with access to credit, provides the core ingredients for satisfying depositor, borrower, and creditor needs.

Middlefield's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e. federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on Middlefield's operating, investing, and financing activities during any given period. At December 31, 2003, cash and cash equivalents totaled $4.9 million or 1.9% of total assets while investment securities classified as available for sale totaled $50.0 million or 19.0% of total assets. Management believes that the liquidity needs of Middlefield are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable Middlefield to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $3.5 million, $3.2 million, and $2.7 million for 2003, 2002, and 2001, respectively, generated principally from net income of $2.8 million, $2.5 million, and $2.3 million in each of these respective periods.

Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. These cash usages primarily consisted of loan originations of $17.9 million, as well as investment purchases of $33.0 million. During the first quarter, Middlefield purchased $5,000,000 in bank-owned life insurance in order to generate nontaxable earnings that will offset the cost of certain employee benefit plans. Partially offsetting the usage of investment activities is $22.5 million of proceeds from investment security maturities and repayments. For the same period ended 2002, investing activities used $32.6 million in funds, principally for the net origination of loans and the purchase of investment securities of $22.1 million and $25.1 million, respectively.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2003, net cash provided by financing activities totaled $33.4 million, principally derived from an increase in deposit accounts in general, and savings and time deposits specifically. Also contributing to this influx of cash was proceeds from other borrowings of $5.0 million. During 2002, net cash provided by financing activities totaled $25.6 million, principally derived from an increase in deposit accounts. During the same period ended 2001, net cash provided by financing activities was $19 million.

The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments.

CONTRACTUAL OBLIGATIONS:

                                                    Payments Due In
                                   --------------------------------------------------
                                   One Year or  One to Three    Three to    Over Five
(In thousands)                         Less       Years         Five Years    Years     Total
                                   -----------------------------------------------------------
Deposits without a stated maturity   122,073          -               -         -      122,073
Certificates of Deposit               46,193     30,539          21,035         -       97,767

Borrowed funds                         3,173      3,951           7,538     3,448       18,110

The following table presents, as of December 31, 2003, significant contractual obligations to third parties by payment date. Discussion of the obligations can be found in the notes to the consolidated financial statements.

                                             One Year or   One to Three   Three to      Over Five
(In thousands)                                   Less         Years      Five Years      Years           Total
                                                ------        -----      ----------      -----           -----
Commitments to extend credit:
  Commercial                                    4,816             -              -           -           4,816
  Residential real estate                       3,175             -              -           -           3,175
  Revolving home equity and credit card lines  21,358             -              -           -          21,358
Standby letters of credit                          68             -              -           -              68

Commitments to extend credit, include loan commitments, standby letters of credit and do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

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

Middlefield is subject to federal regulations imposing minimum capital requirements. Management monitors both Middlefield's and the Bank's Total risk-based, Tier I risk-based and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At December 31, 2003, both Middlefield and the Bank exceeded the minimum risk-based and leverage capital ratio requirements. Middlefield's Total risk-based, Tier I risk-based and Tier I leverage ratios were 15.79%, 14.54%, and 8.89%, and the Bank's were 16.72%, 15.47%, and 9.42%, respectively, at December 31, 2002.

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

The Bank uses a static gap analysis to evaluate the risk associated with changes in interest rates. The table below illustrates the maturities or repricing of the Bank's assets and liabilities at December 31, 2003, based upon the contractual maturity or contractual repricing dates of loans and the contractual maturities of time deposits. Prepayment assumptions have not been applied to fixed-rate mortgage loans. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Allocation of deposits other than time deposits to the various maturity and repricing periods is based upon management's best estimate.

                                         Within 3     4 to 12      1 to 5    Over 5
                                          Months      Months       Years      Years        Total
                                         --------     -------      ------    --------     --------
Interest-earning assets:
Interest-bearing deposits in
  other institutions                     $  1,469     $     -      $    -    $      -     $  1,469

Investment securities                       8,067      21,289      12,264      10,016       51,636
Commercial and industrial                  11,044      11,712      13,528       5,779       42,063

Real estate construction loans                850       1,487         617         480        3,434
Real estate-mortgage loans                 33,569      34,435      65,975       7,894      141,873
Consumer installment                          697       1,401       2,412       1,000        5,510
                                         --------     -------      ------    --------     --------

     Total interest-earning assets         55,696      70,324      94,796      25,169      245,985
                                         --------    --------    --------    --------     --------

Interest-bearing liabilities:

  Interest-bearing demand                     590       1,843       4,938           -        7,370
  Money market                              6,308       4,736       4,665           -       15,709
  Savings                                  15,028      17,638      14,981      21,924       69,571
  Time                                      8,777      35,794      53,196           -       97,767
  Short term borrowings                       445           -           -           -          445
  Other borrowings                            209       9,155       4,196       4,106       17,666
                                         --------     -------      ------    --------     --------

    Total interest-bearing liabilities     31,357      69,165      81,976      26,030      208,528
                                         --------     -------     -------    --------     --------

Interest sensitivity gap                 $ 24,339    $  1,159    $ 12,820    $   (861)    $ 37,457
                                         ========     =======      ======    ========     ========

Cumulative interest sensitivity gap      $ 24,339    $ 25,498    $ 38,318    $ 37,457
Cumulative interest sensitivity gap
  as a percent of total assets              10.76%      11.27%      16.94%      16.56%

/(1)/For purposes of the gap analysis, loans are not reduced by the allowance for loan losses and nonperforming loans.

The Bank's policy is that the one-year cumulative interest rate sensitivity gap should generally be within a range of negative 20% to positive 20%. As the table above shows, the one-year gap was within this range as of December 31, 2003, with a positive one-year gap of 11.27%. The cumulative gap at December 31, 2003 is due principally to fixed-rate securities and loans in the "over one year to five years" category to maximize yield on assets.

One way to minimize interest rate risk is to maintain a balanced or matched interest-rate sensitivity position. However, matched funding does not always maximize profits. To increase net interest income, the Bank selectively mismatches asset and liability repricing to take advantage of short-term interest rate movements. The magnitude of the mismatch depends on a careful assessment of the risks presented by forecasted interest rate movements. The risk inherent in such a mismatch, or gap, is that interest rates might not move as anticipated.

Interest rate risk exposure is reviewed in quarterly meetings of the Asset/Liability Committee. At each meeting, guidelines are established for the following quarter and longer- term exposure. Matching maturities or repricing more closely mitigates risk. The Bank does not use derivative financial instruments to manage interest rate risk. Limitations are inherent in any method of measuring interest rate risk. Actual results can differ significantly from simulated results if, for example, market conditions and management strategies vary from the assumptions used in the analysis. The static "gap" analysis is based on assumptions concerning such matters as when assets and liabilities will reprice in a changing interest rate environment. Because these assumptions are no more than estimates, certain assets and liabilities indicated as maturing or repricing within a stated period might actually mature or reprice at different times and at different volumes from those estimated. The actual prepayments and withdrawals experienced by the Bank after a change in interest rates could deviate significantly from those assumed in calculating the data shown in the table. Adjustable-rate loans, for example, commonly have provisions that limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Also, the renewal or repricing of some assets and liabilities can be discretionary and subject to competitive and other pressures. The ability of many borrowers to service their debt could diminish after an interest rate increase. Therefore, the gap table above does not and cannot necessarily indicate the actual future impact of general interest movements on net interest income.

Middlefield's use of a simulation model to better measure the impact of interest rate changes on net interest income is incorporated into the risk management process to effectively identify, measure, and monitor Middlefield's risk exposure. Interest rate simulations using a variety of assumptions are employed by Middlefield to evaluate its interest rate risk exposure. A shock analysis at December 31, 2003 indicated that a 200 basis point movement in interest rates in either direction would have had a minor impact on Middlefield's anticipated net interest income and the market value of assets and liabilities over the next 12 months, well within Middlefield's ability to manage effectively.

MARKET FOR MIDDLEFIELD'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Middlefield had approximately 780 stockholders of record as of February 5, 2004. There is no established market for Middlefield common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau's "pink sheets" under the symbol "MBCN." The following table shows the high and low bid prices of and cash dividends paid on Middlefield common stock in 2003 and 2002, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

                                                                  Cash dividends
                                            High bid   Low bid      per share
                                            --------   --------   --------------
2003:
   First Quarter................            $ 29.048   $ 26.190       $ 0.191
   Second Quarter...............            $ 29.524   $ 27.619       $ 0.191
   Third Quarter................            $ 30.048   $ 28.581       $ 0.200
   Fourth Quarter...............            $ 31.000   $ 29.025       $ 0.210

2002:
   First Quarter................            $ 23.467   $ 21.769       $ 0.163
   Second Quarter...............            $ 25.714   $ 22.458       $ 0.171
   Third Quarter................            $ 32.381   $ 24.905       $ 0.181
   Fourth Quarter...............            $ 32.381   $ 25.048       $ 0.191

Because Middlefield is dependent on its bank subsidiary for earnings and funds necessary to pay dividends, the ability of Middlefield to pay dividends to its stockholders is subject to bank regulatory restrictions.