Form 10-K, Exhibit 13
period 2004-12-31
MIDDLEFIELD BANC CORP
filed 2005-03-29
CIK 836147

Exhibit 13

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Middlefield Banc Corp. on Form S-8 of our report dated January 14, 2005, appearing in the Annual Report on Form 10-K of Middlefield Banc Corp. for the year ended December 31, 2004.

Wexford, PA
March 28, 2005

31

MIDDLEFIELD BANC CORP.
CONSOLIDATED BALANCE SHEET

	December 31,
	2004	2003
ASSETS
Cash and due from banks	$5,311,776	$3,956,453
Federal funds sold	—	930,000

Cash and cash equivalents	5,311,776	4,886,453
Interest-bearing deposits in other institutions	614,506	539,147
Investment securities available for sale	57,240,965	49,966,511
Investment securities held to maturity (estimated market value of $243,810 and $1,915,366)	221,412	1,858,904
Loans	215,653,283	192,880,153
Less allowance for loan losses	2,623,431	2,521,270

Net loans	213,029,852	190,358,883
Premises and equipment	6,617,594	6,807,930
Bank-owned life insurance	5,424,304	5,202,385
Accrued interest and other assets	2,753,577	2,749,235

TOTAL ASSETS	$291,213,986	$262,369,448

LIABILITIES
Deposits:
Noninterest-bearing demand	$36,331,809	$29,423,027
Interest-bearing demand	8,817,873	7,369,754
Money market	15,666,730	15,708,932
Savings	75,280,343	69,570,895
Time	103,788,696	97,767,302

Total deposits	239,885,451	219,839,910
Short-term borrowings	1,871,763	444,819
Other borrowings	23,683,324	17,665,661
Accrued interest and other liabilities	951,424	914,744

TOTAL LIABILITIES	266,391,962	238,865,134

STOCKHOLDERS’ EQUITY
Common stock, no par value; 5,000,000 shares authorized, 1,355,488 and 1,279,128 shares issued	12,815,927	10,038,156
Retained earnings	15,004,552	15,085,868
Accumulated other comprehensive income (loss)	(28,682)	125,199
Treasury stock, at cost (89,333 and 55,309 shares)	(2,969,773)	(1,744,909)

TOTAL STOCKHOLDERS’ EQUITY	24,822,024	23,504,314

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$291,213,986	$262,369,448

See accompanying notes to consolidated financial statements.

32

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2004	2003	2002
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$13,617,560	$12,846,525	$12,340,920
Interest-bearing deposits in other institutions	5,641	17,188	48,293
Federal funds sold	50,608	48,947	64,994
Investment securities:
Taxable	1,400,063	1,196,221	1,190,508
Tax-exempt	604,399	486,485	424,357
Other dividend income	54,265	51,797	50,891

Total interest and dividend income	15,732,536	14,647,163	14,119,963

INTEREST EXPENSE
Deposits	4,905,899	4,905,826	5,478,030
Short-term borrowings	2,180	4,048	7,175
Other borrowings	860,819	815,033	662,881

Total interest expense	5,768,898	5,724,907	6,148,086

NET INTEREST INCOME	9,963,638	8,922,256	7,971,877

Provision for loan losses	174,000	315,000	300,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,789,638	8,607,256	7,671,877

NONINTEREST INCOME
Service charges on deposit accounts	1,402,027	1,033,928	955,121
Investment securities gains (losses), net	(98,375)	542	—
Earnings on bank-owned life insurance	221,919	202,385	—
Other income	253,660	191,289	188,096

Total noninterest income	1,779,231	1,428,144	1,143,217

NONINTEREST EXPENSE
Salaries and employee benefits	3,442,262	3,085,451	2,523,433
Occupancy	494,759	403,591	357,500
Equipment	356,346	333,163	324,659
Data processing costs	538,349	470,393	427,164
Professional fees	252,731	218,838	246,285
Ohio state franchise tax	285,050	265,050	250,050
Advertising	253,858	168,849	65,263
Postage and freight	178,717	161,632	140,628
Other expense	1,163,634	998,483	871,357

Total noninterest expense	6,965,706	6,105,450	5,206,339

Income before income taxes	4,603,163	3,929,950	3,608,755
Income taxes	1,330,000	1,131,330	1,107,806

NET INCOME	$3,273,163	$2,798,620	$2,500,949

EARNINGS PER SHARE
Basic	$2.54	$2.19	$1.95
Diluted	2.51	2.18	1.95

See accompanying notes to consolidated financial statements.

33

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity	Income
Balance, December 31, 2001	1,148,676	$6,287,011	$14,842,519	$133,717	$(1,476,440)	$19,786,807

Net income			2,500,949			2,500,949	$2,500,949
Other comprehensive income:
Unrealized gain on available-for-sale securities net of taxes of $176,033				341,711		341,711	341,711

Comprehensive income							$2,842,660

Exercise of stock options	988	23,509				23,509
Sale of treasury stock		795			17,225	18,020
Purchase of treasury stock					(204,070)	(204,070)
Five percent stock dividend (including cash paid for fractional shares)	54,997	1,429,662	(1,434,607)			(4,945)
Dividend reinvestment plan	4,462	142,178				142,178
Cash dividends ($.64 per share)			(857,751)			(857,751)

Balance, December 31, 2002	1,209,123	7,883,155	15,051,110	475,428	(1,663,285)	21,746,408

Net income			2,798,620			2,798,620	$2,798,620
Other comprehensive loss:
Unrealized loss on available-for-sale securities net of tax benefit of $180,421				(350,229)		(350,229)	(350,229)

Comprehensive income							$2,448,391

Exercise of stock options	847	19,916				19,916
Common stock issued	5,612	170,513				170,513
Purchase of treasury stock					(81,624)	(81,624)
Five percent stock dividend (including cash paid for fractional shares)	57,972	1,797,165	(1,801,961)			(4,796)
Dividend reinvestment plan	5,574	167,407				167,407
Cash dividends ($.75 per share)			(961,901)			(961,901)

Balance, December 31, 2003	1,279,128	10,038,156	15,085,868	125,199	(1,744,909)	23,504,314

Net income			3,273,163			3,273,163	$3,273,163
Other comprehensive loss:
Unrealized loss on available-for-sale securities, net of tax benefit of $79,272				(153,881)		(153,881)	(153,881)

Comprehensive income							$3,119,282

Exercise of stock options	521	14,198				14,198
Common stock issued	8,154	277,171				277,171
Purchase of treasury stock					(1,224,864)	(1,224,864)
Five percent stock dividend (including cash paid for fractional shares)	61,387	2,271,282	(2,283,646)			(12,364)
Dividend reinvestment plan	6,298	215,120				215,120
Cash dividends ($.83 per share)			(1,070,833)			(1,070,833)

Balance, December 31, 2004	1,355,488	$12,815,927	$15,004,552	$(28,682)	$(2,969,773)	$24,822,024

	2004	2003	2002
Components of comprehensive income (loss):
Change in net unrealized gain (loss) on investments available for sale	$(218,808)	$(349,871)	$341,711
Realized (gains) losses included in net income, net of taxes of $33,448, $184, and $0	64,927	(358)	—

Total	$(153,881)	$(350,229)	$341,711

See accompanying notes to consolidated financial statements.

34

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES
Net income	$3,273,163	$2,798,620	$2,500,949
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	174,000	315,000	300,000
Depreciation and amortization	403,916	377,547	354,550
Amortization of premium and discount on investment securities	260,198	259,890	159,047
Amortization of net deferred loan costs (fees)	(134,758)	(117,524)	(76,684)
Investment securities (gains) losses, net	98,375	(542)	—
Earnings on bank-owned life insurance	(221,919)	(202,385)	—
Deferred income taxes	(33,704)	(69,934)	(72,302)
Decrease (increase) in accrued interest receivable	(75,303)	(11,796)	34,337
Decrease in accrued interest payable	(25,617)	(77,862)	(121,258)
Other, net	299,533	184,433	124,129

Net cash provided by operating activities	4,017,884	3,455,447	3,202,768

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in other institutions, net	(75,359)	32,822	668,238
Investment securities available for sale:
Proceeds from repayments and maturities	14,857,656	16,167,324	10,006,949
Purchases	(27,638,162)	(32,985,572)	(24,359,041)
Proceeds from sales	4,912,619	1,991,917	—
Investment securities held to maturity:
Proceeds from repayments and maturities	1,639,200	4,370,070	3,960,491
Increase in loans, net	(22,710,211)	(17,913,713)	(22,099,859)
Purchase of Federal Home Loan Bank stock	(53,300)	(52,000)	(189,700)
Purchase of bank-owned life insurance	—	(5,000,000)	—
Purchase of premises and equipment	(213,580)	(704,746)	(590,483)

Net cash used for investing activities	(29,281,137)	(34,093,898)	(32,603,405)

FINANCING ACTIVITIES
Net increase in deposits	20,045,541	32,455,416	20,001,766
Increase (decrease) in short-term borrowings, net	1,426,944	(340,959)	125,100
Proceeds from other borrowings	9,000,000	5,000,000	7,000,000
Repayment of other borrowings	(2,982,337)	(3,024,392)	(611,281)
Purchase of treasury stock	(1,224,864)	(81,624)	(204,070)
Sale of treasury stock	—	—	18,020
Exercise of stock options	14,198	19,916	23,509
Common stock issued	277,171	170,513	—
Proceeds from dividend reinvestment plan	215,120	167,407	142,178
Cash dividends	(1,083,197)	(966,697)	(862,696)

Net cash provided by financing activities	25,688,576	33,399,580	25,632,526

Increase (decrease) in cash and cash equivalents	425,323	2,761,129	(3,768,111)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,886,453	2,125,324	5,893,435

CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,311,776	$4,886,453	$2,125,324

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$5,794,515	$5,802,769	$6,269,344
Income taxes	1,280,000	1,295,000	1,054,000

See accompanying notes to consolidated financial statements.

MIDDLEFIELD BANC CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (the “Bank”). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary derive substantially all of their income from banking and bank-related services which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings, as well as interest earnings on investment securities and deposit services to its customers through five locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiary, the Bank. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management’s intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets.

Loans

Loans are reported at their principal amount net of the allowance for loan losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income against principal according to management’s judgment as to the collectibility of such principal.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans (Continued)

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield. Management is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable loan losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

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

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all circumstances concerning the loan, the creditworthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Premises and equipment are stated at cost net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from 3 to 20 years for furniture, fixtures, and equipment and 3 to 40 years for buildings and leasehold improvements. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance (BOLI)

The Company purchased life insurance policies on certain key employees. BOLI is recorded at its cash surrender value or the amount that can be realized.

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

Stock Options

The Company maintains a stock option plan for key officers, employees, and nonemployee directors. Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, Accounting for Stock-Based Compensation, net income applicable to common stock, basic, and diluted net income per common share for the year ended December 31 would have been as follows:

	2004	2003	2002
Net income as reported:	$3,273,163	$2,798,620	$2,500,949
Less pro forma expense related to option	57,308	52,459	52,434

Pro forma net income	$3,215,855	$2,746,161	$2,448,515

Basic net income per common share:
As reported	$2.54	$2.19	$1.95
Pro forma	2.49	2.14	1.91
Diluted net income per common share:
As reported	$2.51	$2.18	$1.95
Pro forma	2.47	2.14	1.91

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

	Expected
Grant	Dividend	Risk-Free	Expected	Expected
Year	Yield	Interest Rate	Volatility	Life (in years)
2000	2.50%	5.29%	5.00%	9.95
2002	2.72	4.19	27.04	9.94
2003	2.72	4.25	14.00	9.94
2004	2.39	4.00	8.79	9.94

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions “Cash and due from banks” and “Federal funds sold.”

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $253,858, $168,849, and $65,263 for 2004, 2003, and 2002, respectively.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 123 (Revised 2004), Share-Based Payment. The statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123 (Revised 2004) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123 (Revised 2004) on July 1, 2005, and is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In October 2003, the American Institute of Certified Public Accountants issued SOP 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. SOP 03-3 applies to a loan that is acquired where it is probable, at acquisition, that a transferee will be unable to collect all contractually required payments receivable. SOP 03-3 requires the recognition, as accretable yield, of the excess of all cash flows expected at acquisition over the investor’s initial investment in the loan as interest income on a level-yield basis over the life of the loan. The amount by which the loan’s contractually required payments exceed the amount of its expected cash flows at acquisition may not be recognized as an adjustment to yield, a loss accrual, or a valuation allowance for credit risk. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. Early adoption is permitted. The adoption of SOP 03-3 is not expected to have a material impact on the consolidated financial statements.

Reclassification of Comparative Amounts

Certain items previously reported have been reclassified to conform to the current year’s format. Such reclassifications did not affect net income or stockholders’ equity.

2.	EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2004	2003	2002
Weighted-average common shares outstanding	1,346,482	1,335,283	1,328,683

Average treasury stock shares	(55,588)	(54,833)	(47,786)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,290,894	1,280,450	1,280,897

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	11,734	3,520	2,094

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,302,628	1,283,970	1,282,991

Options to purchase 10,552 shares of common stock at prices from $26.78 to $27.43 per share were outstanding during 2002 but were not included in the computation of diluted earnings per share because to do so would have been antidilutive. In 2004 and 2003, there were no options to purchase shares of common stock that were anti-dilutive.

3.	STOCK DIVIDEND

The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 1, 2004, payable December 15, 2004. As a result of the dividend, 61,387 additional shares of the Company’s common stock were issued, common stock was increased by $2,271,282, and retained earnings decreased by $2,283,646.

The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 3, 2003, payable December 12, 2003. As a result of the dividend, 57,972 additional shares of the Company’s common stock were issued, common stock was increased by $1,797,165, and retained earnings decreased by $1,801,961.

The Board of Directors approved a 5 percent stock dividend to stockholders of record as of June 1, 2002, payable June 14, 2002. As a result of the dividend, 54,997 additional shares of the Company’s common stock were issued; common stock was increased by $1,429,662, and retained earnings decreased by $1,434,607.

Fractional shares paid were paid in cash. All average shares outstanding and all per share amounts included in the financial statements are based on the increased number of shares after giving retroactive effects to the stock dividend.

4.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated market values of securities available for sale are as follows:

	2004
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
U.S. government agency securities	$5,273,091	$70,704	$(17,637)	$5,326,158
Obligations of states and political subdivisions:
Taxable	748,196	—	(11,129)	737,067
Tax-exempt	21,239,335	303,433	(65,776)	21,476,992
Mortgage-backed securities	29,625,481	80,530	(403,583)	29,302,428

Total debt securities	56,886,103	454,667	(498,125)	56,842,645
Equity securities	398,320	—	—	398,320

Total	$57,284,423	$454,667	$(498,125)	$57,240,965

	2003
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
U.S. government agency securities	$6,061,807	$132,978	$(17,744)	$6,177,041
Obligations of states and political subdivisions:
Taxable	209,534	6,195	—	215,729
Tax-exempt	14,564,866	324,412	(48,570)	14,840,708
Corporate securities	349,910	9,059	—	358,969
Mortgage-backed securities	28,590,695	112,244	(328,875)	28,374,064

Total	$49,776,812	$584,888	$(395,189)	$49,966,511

The amortized cost and estimated market value of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Amortized	Market
	Cost	Value
Due in one year or less	$3,264,867	$3,264,939
Due after one year through five years	8,292,750	8,411,921
Due after five years through ten years	11,492,322	11,588,142
Due after ten years	33,836,164	33,577,643

Total	$56,886,103	$56,842,645

Investment securities with an approximate carrying value of $21,669,555 and $21,323,044 at December 31, 2004 and 2003, respectively, were pledged to secure deposits and other purposes as required by law.

4.	INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities available for sale for the years ended December 31, 2004 and 2003. The Company had no sales in 2002.

	2004	2003
Proceeds from sales	$4,912,619	$1,991,917
Gross gains	—	6,350
Gross losses	98,375	5,808

5.	INVESTMENT SECURITIES HELD TO MATURITY

The amortized cost and estimated market values of investment securities held to maturity are as follows:

2004
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Obligations of states and political subdivisions:
Tax-exempt	$221,412	$22,398	$—	$243,810

	2003
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Obligations of states and political subdivisions:
Taxable	$945,234	$17,769	$—	$963,003
Tax-exempt	913,670	38,693	—	952,363

Total	$1,858,904	$56,462	$—	$1,915,366

The amortized cost and estimated market value of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Amortized	Market
	Cost	Value
Due after one year through five years	$121,412	$128,224
Due after five years through ten years	100,000	115,586

Total	$221,412	$243,810

Investment securities held to maturity with carrying values of approximately $89,915 and $685,186 and estimated market values of approximately $93,545 and $704,240 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and other purposes required by law.

6.	UNREALIZED LOSSES ON SECURITIES

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. government agency securities	$1,488,594	$(7,817)	$981,563	$(9,820)	$2,470,157	$(17,637)
Obligations of states and political subdivisions	5,227,264	(33,724)	1,673,533	(43,181)	6,900,797	(76,905)
Mortgage-backed securities	7,922,125	(76,319)	11,860,073	(327,264)	19,782,198	(403,583)

Total	$14,637,983	$(117,860)	$14,515,169	$(380,265)	$29,153,152	$(498,125)

The policy of the Company is to recognize an other-than-temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2004, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit rating changes, or Company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

7.	LOANS

Major classifications of loans are summarized as follows:

	2004	2003
Commercial and industrial	$52,148,055	$42,063,086
Real estate - construction	3,143,706	3,433,614
Real estate - mortgage:
Residential	147,425,466	134,007,401
Commercial	7,026,582	7,865,893
Consumer installment	5,909,474	5,510,159

	215,653,283	192,880,153
Less allowance for loan losses	2,623,431	2,521,270

Net loans	$213,029,852	$190,358,883

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2004 and 2003, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

8.	ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2004	2003	2002
Balance, January 1	$2,521,270	$2,300,485	$2,062,252
Add:
Provisions charged to operations	174,000	315,000	300,000
Recoveries	46,643	49,942	57,388
Less loans charged off	118,482	144,157	119,155

Balance, December 31	$2,623,431	$2,521,270	$2,300,485

9. PREMISES AND EQUIPMENT

     Major classifications of premises and equipment are summarized as follows:

	2004	2003
Land and land improvements	$1,295,938	$1,295,938
Building and leasehold improvements	6,859,242	6,815,018
Furniture , fixtures, and equipment	2,826,230	2,656,874

	10,981,410	10,767,830
Less accumulated depreciation and amortization	4,363,816	3,959,900

Total	$6,617,594	$6,807,930

Depreciation and amortization charged to operations was $403,916 in 2004, $377,547 in 2003, and $354,550 in 2002.

10.	OTHER ASSETS

The components of other assets are as follows:

	2004	2003
FHLB stock	$1,351,000	$1,297,700
Accrued interest on investment securities	274,740	281,438
Accrued interest on loans	531,086	449,085
Deferred tax asset, net	450,449	337,471
Other	146,302	383,541

Total	$2,753,577	$2,749,235

11.	DEPOSITS

Time deposits at December 31, 2004, mature $46,060,731, $19,443,146, $17,726,866, $11,638,696, and $8,919,257 during 2005, 2006, 2007, 2008, and 2009, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $21,920,929 and $18,834,869 at December 31, 2004 and 2003, respectively.

Maturities on time deposits of $100,000 or more at December 31, 2004, are as follows:

Within three months	$1,940,752
Beyond three but within six months	1,095,092
Beyond six but within twelve months	6,120,363
Beyond one year	12,764,722

Total	$21,920,929

12.	SHORT-TERM BORROWINGS

The outstanding balances and related information of short-term borrowings which includes securities sold under agreements to repurchase and federal funds purchased are summarized as follows:

	2004	2003
Balance at year-end	$1,871,763	$444,819
Average balance outstanding	298,500	726,874
Maximum month-end balance	2,057,054	2,327,544
Weighted-average rate at year-end	3.80%	0.23%
Weighted-average rate during the year	0.73	0.56

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 5.5 percent, from Lorain National Bank. At December 31, 2004, the Company had outstanding borrowings of $1,200,000. At December 31, 2003, there were no outstanding balances of this line.

13.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB as follows:

			Weighted-	Stated interest
	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2004	2003
Fixed rate	08/09/05	09/13/07	3.45%	3.34%	3.87%	$3,035,000	$1,560,000
Fixed rate amortizing	07/01/07	02/01/23	3.44	2.70	6.40	12,648,324	8,105,661
Convertible	09/04/08	07/28/10	5.43	4.53	6.45	8,000,000	8,000,000

						$23,683,324	$17,665,661

13.	OTHER BORROWINGS (Continued)

The scheduled maturities of advances outstanding are as follows:

	2004
Year Ending		Weighted-
December 31,	Amount	Average Rate
2005	$3,998,870	3.35%
2006	3,128,697	3.42
2007	3,931,213	3.32
2008	7,403,604	4.72
2009	1,040,328	3.19
Beyond 2009	4,180,612	4.74

	$23,683,324	4.02%

The Bank entered into a ten-year “Convertible Select” fixed commitment advance arrangement with the FHLB. Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change the Bank may exercise a put option and satisfy the obligation without penalty.

Advances from the FHLB maturing July 1, 2007, February 1, 2012, June 4, 2012, February 2, 2013, February 26, 2014, July 28, 2014, September 13, 2014, June 4, 2017, February 1, 2018, February 26, 2019, and February 1, 2023, require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under terms of a blanket agreement, collateral for the FHLB borrowings are secured by certain qualifying assets of the Bank which consist principally of first mortgage loans. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $118 million at December 31, 2004.

14.	OTHER LIABILITIES

The components of other liabilities are as follows:

	2004	2003
Accrued interest payable	$382,467	$408,084
Other	568,957	506,660

Total	$951,424	$914,744

15.	INCOME TAXES

The provision for federal income taxes consists of:

	2004	2003	2002
Current payable	$1,363,704	$1,201,264	$1,180,108
Deferred	(33,704)	(69,934)	(72,302)

Total provision	$1,330,000	$1,131,330	$1,107,806

15.	INCOME TAXES (Continued)

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$823,034	$788,299
Net unrealized loss on securities	14,776	—
Supplemental retirement plan	50,764	37,300

Gross deferred tax assets	888,574	825,599

Deferred tax liabilities:
Deferred origination fees, net	118,061	157,979
Premises and equipment	181,273	141,866
Net unrealized gain on securities	—	64,498
Other	138,791	123,785

Gross deferred tax liabilities	438,125	488,128

Net deferred tax assets	$450,449	$337,471

No valuation allowance was established at December 31, 2004 and 2003, in view of the Company’s ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

	2004		2003		2002
		% of		% of		% of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income
Provision at statutory rate	$1,565,076	34.0%	$1,336,030	34.0%	$1,226,976	34.0%
Tax-free income	(208,593)	(4.5)	(236,760)	(6.1)	(147,425)	(4.1)
Nondeductible interest expense	26,485	0.6	22,789	0.6	21,590	0.6
Other	(52,968)	(1.2)	9,271	0.3	6,665	0.2

Actual tax expense and effective rate	$1,330,000	28.9%	$1,131,330	28.8%	$1,107,806	30.7%

16.	EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains a section 401(k) employee savings and investment plan for all full-time employees and officers of the Bank with more than one year of service. The Bank’s contribution to the plan is based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 15 percent of salary. Employee contributions are vested at all times, and the Bank contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for 2004, 2003, and 2002 to this plan amounted to $63,083, $56,731, and $53,268, respectively.

16.	EMPLOYEE BENEFITS (Continued)

Supplemental Retirement Plan

The Bank maintains a Directors Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The Plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement. The expense of the plan for the years ended December 31, 2004, 2003, and 2002, amounted to $39,600, $52,800, and $52,800, respectively.

Stock Option and Restricted Stock Plan

The Company maintains a stock option and restricted stock plan (“the Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock for key officers and employees and nonemployee directors of the Company. A total of 132,972 shares of authorized and unissued or issued common stock are reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. No option shall become exercisable earlier than one year from the date the Plan was approved by the stockholders.

     The following table presents share data related to the outstanding options:

		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	2004	Price	2003	Price

Outstanding, January 1	51,808	$25.85	33,545	$24.47
Granted	14,114	34.66	19,184	28.11
Exercised	(545)	25.95	(921)	22.30
Forfeited	—	—	—	—

Outstanding, December 31	65,377	$27.75	51,808	$25.85

Exercisable at year-end	51,263	25.84	32,646	24.51

The following table summarizes the characteristics of stock options at December 31, 2004:

		Outstanding			Exercisable
			Contractual	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price
June 14, 1999	$27.43	7,668	4.45	$27.43	7,668	$27.43
November 23, 1999	26.77	2,884	4.90	26.77	2,884	26.77
December 11, 2000	20.73	11,403	5.95	20.73	11,403	20.73
December 9, 2002	20.85	10,127	7.94	20.85	10,127	20.85
December 8, 2003	28.11	19,181	8.94	28.11	19,181	28.11
May 12, 2004	31.67	2,314	9.33	31.67	—	—
December 13, 2004	35.25	11,800	9.95	35.25	—	—

		65,377			51,263

For the years ended December 31, 2004, 2003, and 2002, the Company granted 884 shares, 110 shares, and 530 shares, respectively, of common stock. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity. The Company recognized compensation expense of $3,080, $3,410, and $18,020 for the years ended December 31, 2004, 2003, and 2002, respectively.

17.	COMMITMENTS

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying consolidated financial statements. These commitments and contingent liabilities represent financial instruments with off-balance sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments which were composed of the following:

	2004	2003

Commitments to extend credit	$33,925,423	$29,349,316
Standby letters of credit	222,675	67,800

Total	$34,148,098	$29,417,116

These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The Company’s exposure to credit loss, in the event of nonperformance by the other parties to the financial instruments, is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

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

18.	REGULATORY RESTRICTIONS

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Bank’s common stock and capital surplus.

Dividends

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends in 2005 was $4,114,417 plus 2005 profits retained up to the date of the dividend declaration.

19.	REGULATORY CAPITAL

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2004 and 2003, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company’s actual capital ratios are presented in the following table that shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2004		2003
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)

Actual	$27,231,794	14.28%	$25,395,628	15.79%
For Capital Adequacy Purposes	15,251,438	8.00	12,865,299	8.00
To Be Well Capitalized	19,064,298	10.00	16,081,624	10.00

Tier I Capital (to Risk-Weighted Assets)

Actual	$24,850,706	13.04%	$23,379,115	14.54%
For Capital Adequacy Purposes	7,625,719	4.00	6,432,650	4.00
To Be Well Capitalized	11,438,579	6.00	9,648,975	6.00

Tier I Capital (to Average Assets)

Actual	$24,850,706	8.51%	$23,379,115	8.89%
For Capital Adequacy Purposes	11,678,293	4.00	10,514,492	4.00
To Be Well Capitalized	14,597,866	5.00	13,143,115	5.00

20.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company’s financial instruments at December 31 are as follows:

	2004		2003
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and due from banks	$5,311,776	$5,311,776	$3,956,453	$3,956,453
Federal funds sold	—	—	930,000	930,000
Interest-bearing deposits in other institutions	614,506	614,506	539,147	539,147
Investment securities:
Available for sale	57,240,965	57,240,965	49,966,511	49,966,511
Held to maturity	221,412	243,810	1,858,904	1,915,366
Net loans	213,029,852	219,485,000	190,358,883	199,157,402
Bank-Owned Life Insurance	5,424,304	5,424,304	5,202,385	5,202,385
Federal Home Loan Bank stock	1,351,000	1,351,000	1,297,700	1,297,700
Accrued interest receivable	805,826	805,826	730,523	730,523

Financial liabilities:
Deposits	$239,885,451	$241,129,000	$219,839,910	$223,046,359
Short-term borrowings	1,871,763	1,871,763	444,819	444,819
Other borrowings	23,683,324	22,160,000	17,665,661	17,763,971
Accrued interest payable	382,467	382,467	408,084	408,084

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

If no readily available market exists, the fair value estimates for financial instruments should be based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. Since many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

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

20.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS (Continued)

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

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 17.

21.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

	December 31,
	2004	2003
ASSETS
Cash and due from banks	$229,399	$329,683
Interest-bearing deposits in other institutions	614,506	539,147
Investment securities available for sale	398,320	—
Investment in subsidiary bank	24,779,799	22,635,484

TOTAL ASSETS	$26,022,024	$23,504,314

LIABILITIES
Other borrowings	1,200,000	—

STOCKHOLDERS’ EQUITY	$24,822,024	$23,504,314

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$26,022,024	$23,504,314

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2004	2003	2002
INCOME
Dividends from subsidiary bank	$1,092,122	$1,044,637	$1,020,895
Interest income	5,369	5,179	6,963

Total income	1,097,491	1,049,816	1,027,858

EXPENSES	168,524	99,473	166,800

Income before income tax benefit	928,967	950,343	861,058

Income tax benefit	(46,000)	(32,056)	(54,636)

Income before equity in undistributed net income of subsidiary	974,967	982,399	915,695

Equity in undistributed net income of subsidiary	2,298,196	1,816,221	1,585,254

NET INCOME	$3,273,163	$2,798,620	$2,500,949

21.	PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES
Net income	$3,273,163	$2,798,620	$2,500,949
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(2,298,196)	(1,816,221)	(1,585,254)

Net cash provided by operating activities	974,967	982,399	915,695

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in other institutions	(75,359)	(255,178)	93,237
Purchase of investment securities	(398,320)	—	—

Net cash provided by (used for) investing activities	(473,679)	(255,178)	93,237

FINANCING ACTIVITIES
Net increase in short-term borrowings	1,200,000	—	—
Purchase of treasury stock	(1,224,864)	(81,624)	(204,070)
Sale of treasury stock	—	—	18,020
Exercise of stock options	14,198	19,916	23,509
Common stock issued	277,171	170,513	—
Proceeds from dividend reinvestment plan	215,120	167,407	142,178
Cash dividends	(1,083,197)	(966,697)	(862,696)

Net cash used for financing activities	(601,572)	(690,485)	(883,059)

Increase (decrease) in cash	(100,284)	36,736	125,873

CASH AT BEGINNING OF YEAR	329,683	292,947	167,074

CASH AT END OF YEAR	$229,399	$329,683	$292,947

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004
Total interest income	$3,798,928	$3,889,197	$3,978,576	$4,065,835
Total interest expense	1,383,071	1,411,961	1,456,471	1,517,395

Net interest income	2,415,857	2,477,236	2,522,105	2,548,440
Provision for loan losses	30,000	30,000	51,000	63,000

Net interest income after provision for loan losses	2,385,857	2,447,236	2,471,105	2,485,440

Total noninterest income	396,719	485,889	484,244	412,379
Total noninterest expense	1,781,318	1,682,607	1,803,558	1,698,223

Income before income taxes	1,001,258	1,250,518	1,151,791	1,199,596
Income taxes	316,000	342,000	330,000	342,000

Net income	$685,258	$908,518	$821,791	$857,596

Per share data:
Net income
Basic	$0.53	$0.70	$0.64	$0.66
Diluted	0.53	0.70	0.63	0.66
Average shares outstanding
Basic	1,285,676	1,289,441	1,293,649	1,294,890
Diluted	1,292,832	1,297,620	1,301,829	1,309,041

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited) (Continued)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003
Total interest income	$3,587,523	$3,626,098	$3,700,273	$3,681,472
Total interest expense	1,451,033	1,450,680	1,430,071	1,393,123

Net interest income	2,136,490	2,175,418	2,270,202	2,288,349
Provision for loan losses	105,000	105,000	105,000	—

Net interest income after provision for loan losses	2,031,490	2,070,418	2,165,202	2,288,349

Total noninterest income	276,579	358,101	375,364	469,897
Total noninterest expense	1,310,758	1,613,208	1,592,379	1,589,105

Income before income taxes	997,311	815,311	948,187	1,169,141
Income taxes	344,565	200,363	246,000	340,402

Net income	$652,746	$614,948	$702,187	$828,739

Per share data:
Net income
Basic	$0.51	$0.48	$0.55	$0.65
Diluted	0.51	0.48	0.55	0.64
Average shares outstanding
Basic	1,274,964	1,274,760	1,277,766	1,280,421
Diluted	1,277,222	1,278,101	1,281,508	1,284,868

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The consolidated review and analysis of Middlefield Banc Corp. (“MBC” or “Company”) is intended to assist the reader in evaluating the performance of MBC for the years ended December 31, 2004 and 2003. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

MBC is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“Bank”). The Bank is a state-chartered bank located in Middlefield, Ohio. Middlefield and its subsidiary bank derive substantially all of their income from banking and bank-related services, including interest earnings on residential real estate, commercial mortgage, commercial, and consumer financings as well as interest earnings on investment securities and deposit services to its customers through six locations.

The Bank is subject to examination and comprehensive regulation by the FDIC and the Ohio Department of Banking. MBC is a member of the Federal Home Loan Bank (FHLB) of Cincinnati, which is one of the twelve regional banks comprising the FHLB System.

This Management Discussion and Analysis section of the Annual Report contains certain forward-looking statements. Forward-looking statements are based upon a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond Middlefield’s control. Although Middlefield believes its estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by Middlefield or any other person that the indicated results will be achieved. Investors are cautioned not to place undue reliance on forward-looking information.

These forward-looking statements may involve significant risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results in these forward-looking statements.

Significant Financial Events in 2004

MBC’s board of directors declared a 5 percent share dividend for shareholders of record on December 1, 2004, and a quarterly cash dividend of $0.22 per common share. On December 15, 2004, shareholders of record received additional stock shares equal to 5% of their holdings. Payment of the fourth quarter cash dividend in the amount of $0.22 per share was on the total holdings including the share dividend. The fourth quarter cash dividend, after adjustment for the stock dividend, is 10% higher than the fourth quarter 2003 cash payout. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock dividend where applicable.

On May 12, 2004 MBC announced that its board authorized the repurchase of up to 4.99% of Middlefield Banc Corp.’s outstanding common stock. In December the Company purchased 34,000 shares of MBC stock at a price of $36.00. The total purchase amount of $1.2 million caused a 4.7% decline in the companies tier 1 capital.

Critical Accounting Policies

Allowance for loan losses

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company’s allowance for loan losses provides for probable losses based upon evaluations of known, and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company’s methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of “Notes to Consolidated Financial Statements” commencing on the following pages of this Annual Report.

The allowance for loan losses at December 31, 2004 totaled $2.6 million, compared to $2.5 million at December 31, 2003. The variance in the allowance from 2003 to 2004 is primarily the result of the growth of the loan portfolio of 12% for the year.

Changes in Financial Condition

General. The Company’s total assets increased $28.8 million or 11% to $291.2 million at December 31, 2004 from $262.4 million at December 31, 2003. This increase was composed of a net increase in securities of $5.6 million, net loans receivable of $22.7 million and Bank-owned life insurance of $222,000 which were partially offset by decreases in premises and equipment and Federal funds sold of $190,000 and $930,000 respectively.

The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $27.5 million or 11.5% to $266.4 million at December 31, 2004 from $238.9 million at December 31, 2003 and a increase in total stockholders’ equity of $1.3 million or 5.6% to $24.8 million at December 31, 2004 from $23.5 million at December 31, 2003. The increase in total liabilities was primarily due to increases in deposits of $20 million, and other borrowed funds of $7.4 million. The net increase in total stockholders’ equity can be attributed primarily to an increase in additional paid in capital and net income offset by an increase in treasury stock of $1.2 million.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $425,000 or 8.7% to $5.3 million at

December 31, 2004 from $4.9 million at December 31, 2003. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net increase in 2004 can be attributed principally to increases in deposits.

Securities. The Company’s loan and securities portfolios represent its two largest balance sheet asset classifications, respectively. The Company’s securities portfolio increased a net $5.6 million or 10.9% to $57.5 million at December 31, 2004 from $51.8 million at December 31, 2003. During 2004, the Company recorded purchases of available for sale securities of $27.6 million, consisting primarily of mortgage-backed securities and municipal bonds. Partially offsetting the purchases were $16.5 million of maturities and repayments of principal, and $4.9 million of securities sold. The Company’s deposits and borrowings primarily fund the securities portfolio.

Loans receivable. The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable increased $22.7 million or 11.9% to $213 million at December 31, 2004 from $190.4 million at December 31, 2003. Included in this increase were increases in mortgage loans of $12.6 million or 8.9% and commercial and industrial loans of $10.1 million or 23.9%,, which were partially offset by a decrease in real estate construction loans of $290,000. The result was a decrease to the yield on the Company’s loan portfolio from 6.99% in 2003 to 6.67% in 2004.

FHLB stock. FHLB stock increased $53,000 or 4.1% to $1,351,000 at December 31, 2004 from $1,298,000 at December 31, 2003, primarily as a result of the increase in FHLB advances to $23.7 million at December 31, 2004 from $17.7 million at December 31, 2003.

Premises and equipment. Premises and equipment decreased $190,000 or 2.8% to $6.6 million at December 31, 2004 from $6.8 million at December 31, 2003. This decrease can be attributed to normal yearly depreciation.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Bank as the owner of the policies. BOLI increased by $222,000 to $5.4 million as of December 31, 2004 from $5.2 million at the end of 2003 as a result of the earnings of the underlying insurance policies.

Deposits. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $239.9 million or 90.1% of the Company’s total funding sources at December 31, 2004. Total deposits increased $20 million or 9.1% to $239.9 million at December 31, 2004 from $219.8 million at December 31, 2003. For the year, the Company’s noninterest-bearing demand deposits increased $6.9 million or 23.5%, time deposits increased $6.0 million or 6.2%, and savings deposits increased $5.7 million or 8.2%.

Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds increased $7.4 million or 41% to $25.6 million at December 31, 2004 from $18.1 million at December 31, 2003. FHLB advances increased $6.0 million or 34% and repurchase agreements decreased $343,000 or 77%. The increase in borrowed funds for the year reflects the Company’s decision to complement deposits in the support of asset growth.

Stockholders’ equity. Stockholders’ equity increased by $1.3 million or 5.6% to $24.8 million at December 31, 2004 from $23.5 million at December 31, 2003. The net increase in total stockholders’ equity can be attributed primarily to an increase in additional paid in capital of $2.8 million and net income of $3.3 million, offset by an increase in treasury stock of $1.2 million. These items were also partially offset by a decrease in accumulated other comprehensive income of $154,000.
Changes in Results of Operations

2004 Results Compared to 2003 Results

General. The Company reported net income of $3.3 million and $2.8 million for 2004 and 2003, respectively. The $475,000 or 17% increase in net income between 2004 and 2003 can primarily be attributed to a increase in interest income of $1.1 million, and an increase in non-interest income of $351,000, which were partially offset by a increase in interest expense of $44,000 and an increase in non-interest expense of $860,000. Basic earnings per share increased by $.33 a share or 15% to $2.51 at December 31, 2004 from $2.18 at December 31, 2003.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Interest and yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.

	For the Year Ended Dec 31,
	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)			(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable	$204,191	$13,618	6.67%	$183,683	$12,847	6.99%	$163,828	$12,341	7.53%
Investments securities	54,413	2,004	4.25%	45,011	1,683	4.30%	35,169	1,615	5.21%
Interest-bearing deposits with other banks	5,723	111	1.94%	6,883	117	1.70%	6,116	164	2.68%

Total interest-earning assets	264,327	15,733	6.07%	235,577	14,647	6.32%	205,113	14,120	6.99%

Noninterest-earning assets	15,030			12,327			8,368

Total assets	$279,357			$247,904			$213,481

Interest-bearing liabilities:
Interest - bearing demand deposits	$8,759	56	0.64%	$8,623	61	0.71%	$7,905	109	1.38%
Money market deposits	15,145	277	1.83%	13,355	259	1.94%	9,090	199	2.19%
Savings deposits	73,067	1,030	1.41%	57,413	828	1.44%	46,045	948	2.06%
Certificates of deposit	103,022	3,543	3.44%	98,512	3,758	3.81%	89,857	4,222	4.70%
Borrowings	20,630	863	4.18%	19,635	819	4.17%	14,258	670	4.70%

Total interest-bearing liabilities	220,623	5,769	2.61%	197,538	5,725	2.90%	167,155	6,148	3.68%

Noninterest-bearing liabilities
Other liabilities	34,236			27,773			25,621
Stockholders’ equity	24,498			22,594			20,705
Total liabilities and stockholders’ equity	$279,357			$247,905			$213,481

Net interest income		$9,964			$8,922			$7,972

Interest rate spread (1)			3.46%			3.42%			3.31%
Net yield on interest-earning assets (2)			3.89%			3.89%			3.99%
Ratio of average interest-earning assets to average interest-bearing liabilities			119.81%			119.26%			122.71%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

	Year Ended December 31,			Year Ended December 31,
	2004 vs. 2003			2003 vs. 2002
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to
	Volume	Rate	Total	Volume	Rate	Total
	(In Thousands)			(In Thousands)
Interest income:
Loans Receivable	$1,434	$-663	$771	$1,235	$-729	$506
Investment securities	404	-83	321	182	-114	68
Other interest-earning assets	-20	14	-6	24	-71	-47

Total interest-earning assets	1,818	-732	1,086	1,441	-914	527

Interest expense:
Interest-bearing demand	1	-6	-5	11	-59	-48
Money market	35	-17	18	79	-19	60
Savings	226	-24	202	563	-683	-120
Certificates	172	-387	-215	487	-951	-464
Other interest-bearing liabilities	42	2	44	212	-63	149

Total interest-bearing liabilities	669	-625	44	1,352	-1,775	-423

Change in net interest income	$1,149	$-107	$1,042	$89	$861	$950

Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and liabilities. Net interest income increased considerably by $1.0 million or 11.7% to $10 million for 2004, compared to $8.9 million for 2003. This increase in net interest income can be attributed to an increase in interest income of approximately $1.1 million, offset partially by a increase in interest expense of $44,000.

Interest income. Interest income increased $1.1 million or 7.4% to $15.7 million for 2004, compared to $14.6 million for 2003. This increase in interest income can be attributed to a increase in interest earned on loans receivable of $771,000 and interest earned on securities of $322,000.

Interest earned on loans receivable increased $771,000 or 6.0% to $13.6 million for 2004, compared to $12.8 million for 2003. This increase was primarily attributable to a increase in the average balance of loans outstanding of $20.5 million or 11.2% to $204.2 million for the year ended December 31, 2004 as compared to $183.7 million for the year ended December 31, 2003. An offset to the growth was a decline in the yield on loans to 6.67% for 2004, compared to 6.99% for 2003.

Interest earned on securities increased $322,000 or 19.1% to $2.0 million for 2004, compared to $1.7 million for 2003. This increase was primarily attributable to an increase in the average balance of securities of $9.4 million to $54.4 million for the year ended December 31, 2004 as compared to $45.0 million for the year ended December 31, 2003.

Interest expense. Interest expense increased slightly by $44,000 or less than 1% to $5.8 million for 2004, compared to $5.7 million for 2003. This increase in interest expense can be attributed to an increase in the average balance of interest-bearing liabilities of $23.1 million to $220.6 million for the year ended December 31, 2004 as compared to $197.5 million for the year ended December 31, 2003. Interest incurred on deposits stayed the same at $4.9 million for both 2004 and 2003. This lack of change was due to a shift in deposit growth from certificates to lower cost savings and demand deposit accounts along with an 11.7% increase in average interest-bearing liabilities. Interest incurred on FHLB advances, repurchase agreements and other borrowings increased $44,000 or 5.4% to $863,000 for 2004, compared to $819,000 million for 2003. This slight increase was primarily attributable to an increase in the average balance of FHLB advances.

Loan Loss Provision — The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $174,000 in 2004 as compared to $315,000 in 2003. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations. The change in the loan loss provision in 2004 was principally a result of an increase in loan volume during the year.

Noninterest income. Noninterest income increased $351,000 or 24.6% to $1.8 million for 2004, compared to $1.4 million for 2003. This increase can be attributed to increases in fees and service charges of $368,000 and the earnings on bank-owned life insurance of $20,000. Partially offsetting these increases were the net realized loss on sales of securities available for sale of $98,000.

Fees and service charges increased $368,000 or 35.6% to $1.4 million for 2004, compared to $1.0 million for 2003. This increase resulted from the Company introducing a new overdraft service in the second quarter of 2004.

Noninterest expense. Noninterest expenses increased $860,000 or 14.1% to $7 million for 2004, compared to $6.1 million for 2003. The growth can be attributed to increases in salaries and employee benefits, occupancy and advertising expense which, increased $357,000, $91,000 and $85,000 respectively.

Compensation and employee benefits expense increased $357,000 or 11.6% to $3.4 million for 2004, compared to $3.1 million for 2003. This increase can be attributed to increases to payroll expenses, the cost of health benefits and profit sharing expenses of $224,000, $54,000 and $49,000, respectively.

Data processing expense increased $68,000 or 14.5% to $538,000 for 2004, compared to $470,000 for 2003. The increase to data processing expense is a reflection of the Company’s commitment to continually improve technology in order to enhance service to its customer base.

Occupancy expense increased $91,000 or 22.6% to $495,000 for 2004, compared to $404,000 for 2003. The increased occupancy expense was due in part to increased utility costs as well as leasehold improvements to the Mantua facility.

Advertising expense increased $85,000 or 50.4% to $254,000 for 2004, compared to $169,000 for 2003. The increase in Advertising was due to the Company’s commitment to enhance the marketing budget for Bank promotions.

Other expenses increased $165,000 or 16.5% to $1.2 million for 2004, compared to $1.0 million for 2003. The increase to other noninterest expense is a result in part to the rising cost of examination and auditing expense brought about by the continuing regulatory burdens on the banking industry.

Provision for Income Taxes. The provision for income taxes increased $199,000 or 17.6% to $1.3 million for 2004, compared to $1.1 million for 2003. This increase was primarily the result of an increase in income before income taxes $673,000 or 17.1% to $4.6 million for 2004, compared to $3.9 million for 2003.

2003 Results Compared to 2002 Results

General. For the fifth year in a row your Company posted record earnings. Middlefield recorded net income of $2.8 million in 2003, which represents an increase of $300,000, or 11.92%, over 2002. Net income for 2002 of $2.5 million represented an increase of $230,000, or 10.1%, over 2001. Diluted earnings per share have increased each of the past two years to $2.18 per share for 2003 and $1.95 per share for 2002.

Net Interest Income — Net interest income for 2003 increased to $8.9 million, compared to $8.0 million for 2002. Interest income for 2003 was $14.6 million as compared to $14.1 million for 2002. This increase of $527,000 or 3.7% was influenced primarily by an increase in interest earned on loans receivable of $506,000, while offset by decreases in interest earned on interest-bearing deposits in other institutions, and federal funds sold, of $31,000, and $16,000 respectively. Although the 2003 rate environment was characterized by lower interest rate yields, 2003’s increase in interest income was driven by increases in average balances of interest-earning assets. The average balance of loans receivable and investment securities increased $19.9 million to $183.7 million and $9.8 million to $45.0 million, respectively, during 2003. The tax-equivalent yield on interest earning assets decreased to 6.32% for 2003 from 6.99% for 2002, and primarily resulted from a 91 basis point and 54 basis point decrease in investment securities and loans receivable, respectively. During 2003, $22.5 million in called, sold, and re-payed investment securities were reinvested at substantially lower rates. The inflow of deposits coupled with the rapid repayment of mortgage-backed securities has resulted in reinvestment options at substantially lower rates than the previous year. The lower interest rate environment resulted when interest rates were driven downward by an aggressive rate reduction policy by the Federal Reserve Board over the past few years.

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

Loan Loss Provision — The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $315,000 in 2003 as compared to $300,000 in 2002. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations. The change in the loan loss provision in 2003 was principally a result of an increase in net charge-offs to average loans during the year.

Noninterest Income. Noninterest income is made up of bank related fees and service charges, as well as other income-producing services. These include ATM/interchange income, safe deposit box rental income and other miscellaneous items. In addition the bank invested in Bank Owned Life Insurance (BOLI) in 2003. The earnings from this investment are reflected in the Company’s noninterest income. Total noninterest income increased 25% in 2003 to $1.4 million from $1.1 million for 2002. The increase is accounted for principally by the income from the purchase of bank owned life insurance (BOLI) of $202,000 in 2003. An increase in fee income from deposit accounts also contributed significantly to 2003’s increased noninterest income. Deposit account service fees have progressively increased as the number of accounts and volume of related transactions have increased.

Transaction deposit accounts grew at a steady pace in 2003 and 2002. In general, management prices deposits at rates competitive with rates offered by the other banks in Middlefield’s market, which rates tend to be somewhat lower than rates offered by thrift institutions and credit unions. Middlefield generally has not imposed service charges and fees to the same extent as other local institutions. Although a wider range of service charges and fees and higher service charges and fees would yield more income for each dollar of deposits, imposing service charges and fees on a basis equivalent to those imposed by many other area banks might adversely affect deposit growth. To promote deposit growth and provide cross-selling opportunities, Middlefield has not adopted the most aggressive fee structure. Deposit growth is generated by developing strong customer relationships and cross-selling deposit relationships to loan customers. Management intends to continue promoting demand deposit products, particularly noninterest-bearing deposit products, in order to obtain additional interest-free lendable funds.

Noninterest Expense —Noninterest expense increased 17.3% to $6.1 million for 2003 as compared to $5.2 million for 2002. Compensation and employee benefits increased $562,000, or 22.3%, primarily as a result of normal merit raises and the establishment of an employee profit sharing plan Occupancy and equipment expenses increased 8.0% or $55,000 as a result of added capital expenditures in prior years. As a result of increased transaction activity from operating a larger organization, data processing expenses increased $43,000 or 10.1% during 2003 as compared to 2002. In addition, all other expenses increased $239,000 or 15.2%. A large part of this increase of $104,000 was due to an enhanced marketing budget in 2003 to promote the bank’s new look and logo. Increases in other expense also included operating expenses that resulted from expanding into a larger organization.

Provision for Income Taxes. The provision for income taxes fluctuated in 2003, 2002, and 2001 in direct correlation to the changing level of pre-taxable income during these periods. The purchase BOLI did not materially alter the effective marginal tax rate

Asset and Liability Management

The primary objective of the Company’s asset and liability management function is to maximize the Company’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors and senior management.. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years.

Interest Rate Sensitivity Simulation Analysis

The Company utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and mortgage-backed security prepayment and deposit decay assumptions under various interest rate scenarios.

Earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Company’s historical experience and industry standards and are applied consistently across the different rate risk measures.

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation. Given a 200 basis point parallel gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period.

Portfolio equity simulation. Portfolio equity is the net present value of the Company’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 20% of stockholders’ equity.

The following table presents the simulated impact of a 200 basis point upward or downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2004 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2004 levels for net interest income, and portfolio equity The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2004 for portfolio equity:

	Increase	Decrease
	+200	-200
	BP	BP
Net interest income - increase (decrease)	7.67%	(9.23)%

Portfolio equity - increase (decrease)	(6.97)%	.20%

Allowance for Loan Losses. The allowance for loan losses represents the amount management estimates is adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. At December 31, 2004, Middlefield’s allowance for loan losses increased to $2.6 million from $2.5 million at December 31, 2003, and now represents 1.22% of the gross loan portfolio as compared to 1.30% for the previous period. The allowance for loan losses is established through a provision for loan losses, which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses, taking into account the overall risk characteristics of the various portfolio segments, the bank’s loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a formula allowance, and an unallocated allowance.

The specific allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards (“FAS”) No. 114, Accounting by Creditors for Impairment of a Loan, and FAS No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures. These accounting standards prescribe the measurement methods, income recognition and disclosures for impaired loans. The formula allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management’s determination of the amounts necessary for concentrations and changes in mix and volume of the loan portfolio, and consideration of historical loss experience.

The unallocated allowance is determined based upon management’s evaluation of existing economic and business conditions affecting the key lending areas of the bank and other conditions, such as new loan products, credit quality trends, collateral values, specific industry conditions within portfolio segments that existed as of the balance sheet date, and the impact of those conditions on the collectibility of the loan portfolio. Management reviews these conditions quarterly. The unallocated allowance is subject to a higher degree of uncertainty because it considers risk factors that may not be reflected in the historical loss factors.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2004, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Middlefield’s allowance for loan losses at the dates and for the periods presented.

	For the Years Ended
	December 31,
	2004	2003	2002
	(Dollars in thousands)
Allowance balance at beginning of period	$2,521	$2,300	$2,062

Loans charged off:
Commercial and industrial	-61	-75	-67
Real estate-construction
Real estate-mortgage:
Residential	—	-32	—
Commercial	—	—	—
Consumer installment	-57	-37	-52

Total loans charged off	-118	-144	-119

Recoveries of loans previously charged-off:
Commercial and industrial	27	28	24
Real estate-construction	—	—	—
Real estate-mortgage:	—	—	—
Residential	3	—	—
Commercial	—	—	—
Consumer installment	16	22	33

Total recoveries	46	50	57

Net loans recovered (charged off)	-72	-94	-62

Provision for loan losses	174	315	300

Allowance balance at end of period	$2,623	$2,521	$2,300

Loans outstanding:
Average	$204,191	$183,683	$163,828
End of period	215,653	192,880	174,943

Ratio of allowance for loan losses to loans outstanding at end of period	1.22%	1.31%	1.31

Net recoveries (charge offs) to average loans	-0.04	-0.05	-0.04

The following table illustrates the allocation of Middlefield’s allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2004		2003		2002
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
	(Dollars in Thousands)
Type of Loans:
Commercial and industrial	$1,139	24.10%	$568	21.81%	$611	18.82
Real estate construction	31	1.79	32	1.78	38	1.83
Mortgage:
Residential	1,019	68.36	844	69.48	888	70.79
Commercial	145	3.16	228	4.08	230	5.44
Consumer installment	123	2.70	120	2.85	124	3.12
Unallocated	166	—	435	—	409	—

Total	$2,623	100%	$2,227	100%	$2,300	100

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Payments received on nonaccrual loans are recorded as income or applied against principal according to management’s judgment as to the collectibility of principal.

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

Nonperforming loans as a percentage of total net loans at December 31, 2004 increased to 0.68% from 0.26% for

2003. The bank had nonaccrual loans of $279,000 and $372,000 at December 31, 2004 and 2003, respectively. Interest income recognized on nonaccrual loans during all of the periods was insignificant. Management does not believe the nonaccrual loans or any amounts classified as nonperforming had a significant effect on operations or liquidity in 2004. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources. Management is not aware of any information pertaining to material credits that would cause it to doubt the ability of borrowers to comply with repayment terms.

The following table summarizes nonperforming assets by category.

	At December 31,
	2004	2003	2002
	(Dollars in thousands)
Loans accounted for on a nonaccrual basis:

Commercial and industrial	$—	$—	$—
Real estate-construction	—	—	—
Real estate-mortgage:			—
Residential	279	372	357
Commercial	—	—	—
Consumer installment	—	—	—

Total nonaccrual loans	279	372	357

Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	239	4	30
Real estate-construction	—	—	—
Real estate-mortgage:	—	—	—
Residential	722	114	144
Commercial	209	—	—
Consumer installment	25	19	7

Total accruing loans which are contractually past due 90 days or more	1,195	137	181

Total non - performing loans	1,474	509	538
Real estate owned	—	—	—
Other non-performing assets	—	—	—

Total non-performing assets	$1,474	$509	$538

Total non-performing loans to total loans	0.68%	0.26%	0.31%

Total non-performing loans to total assets	0.51%	0.19%	0.24%

Total non-performing assets to total assets	0.51%	0.19%	0.24%

(1)	Represents accruing loans delinquent greater than 90 days that are considered by management to be well secured and that are in the process of collection.

Liquidity and Capital Resources

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

Middlefield’s liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e. federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on Middlefield’s operating, investing, and financing activities during any given period. At December 31, 2004, cash and cash equivalents totaled $5.3 million or 1.8% of total assets while investment securities classified as available for sale totaled $57.2 million or 19.7% of total assets. Management believes that the liquidity needs of Middlefield are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable Middlefield to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $4.0 million, $3.5 million, and $3.2 million for 2004, 2003, and 2002, respectively, generated principally from net income of $3.3 million, $2.8 million, and $2.5 million in each of these respective periods.

Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. These cash usages primarily consisted of loan originations of $22.7 million, as well as investment purchases of $27.6 million. Partially offsetting the usage of investment activities is $21.4 million of proceeds from investment security maturities, sales and repayments. For the same period ended 2003, investing activities used $34.1 million in funds, principally for the net origination of loans and the purchase of investment securities of $17.9 million and $32.9 million, respectively. During the same period ended 2002, cash usages primarily consisted of loan originations of $22.1 million, as well as investment purchases of $24.4 million.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2004, net cash provided by financing activities totaled $25.7 million, principally derived from an increase in deposit accounts in general, and savings deposits specifically. Also contributing to this influx of cash was proceeds from other borrowings of $6.0 million. During 2003, net cash provided by financing activities totaled $33.4 million, principally derived from an increase in deposit accounts. During the same period ended 2002, net cash provided by financing activities was $25.6 million, principally derived from an increase in deposit accounts.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on Middlefield’s commitment to make loans, as well as management’s assessment of Middlefield’s ability to generate funds. Middlefield anticipates that it will have sufficient liquidity to satisfy estimated short-term and long-term funding needs.

Capital Resources. Middlefield’s primary source of capital has been retained earnings. Historically, Middlefield has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to not only ensure compliance with regulations, but also to ensure capital adequacy for future expansion.

Middlefield is subject to federal regulations imposing minimum capital requirements. Management monitors both Middlefield’s and the Bank’s Total risk-based, Tier I risk-based and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At December 31, 2004, both Middlefield and the Bank exceeded the minimum risk-based and leverage capital ratio requirements. Middlefield’s Total risk-based, Tier I risk-based and Tier I leverage ratios were 14.28%, 13.04%, and 8.51%, and the Bank’s were 14.28%, 13.02%, and 8.51%, respectively, at December 31, 2004.

The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments.

Contractual Obligations:

Contractual Obligations

The following table discloses our contractual obligations and commitments as of December 31, 2004:

		Less Than			After
	Total	1 Year	1 - 3 Years	4 - 5 Years	5 Years
	(Dollars in thousands)
Short-term borrowings	$1,872	$1,872	$—	$—	$—

Federal Home Loan Bank advances	23,683	3,999	7,060	8,444	4,180

Total	$25,555	$5,871	$7,060	$8,444	$4,180

	Total
	Amounts	Less Than			After
	Committed	1 Year	1 - 3 Years	4 - 5 Years	5 Years
	(Dollars in thousands)
Standby letters of credit	$223	$223	$—	$—	$—

Other commitments to extend credit (1)	33,925	33,925	—	—	—

Total	$34,148	$34,148	$—	$—	$—

(1)	Represents amounts committed to customers.

Commitments to extend credit, include loan commitments, standby letters of credit and do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

     Market for Middlefield’s Common Equity and Related Stockholder Matters

Middlefield had approximately 787 stockholders of record as of February 17, 2005. There is no established market for Middlefield common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau’s “pink sheets” under the symbol “MBCN.” The following table shows the high and low bid prices of and cash dividends paid on Middlefield common stock in 2004 and 2003, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash Dividends
	High Bid	Low Bid	per share
2004
First Quarter	$30.707	$30.581	$0.200
Second Quarter	$31.390	$30.829	$0.200
Third Quarter	$33.880	$33.676	$0.210
Fourth Quarter	$35.836	$35.815	$0.220

2003
First Quarter	$27.665	$24.943	$0.182
Second Quarter	$28.118	$26.304	$0.182
Third Quarter	$28.617	$27.220	$0.190
Fourth Quarter	$29.524	$27.643	$0.200