Form 10-K, Exhibit 13
period 2005-12-31
MIDDLEFIELD BANC CORP
filed 2006-03-29
CIK 836147

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Middlefield Banc Corp.
We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ S. R. Snodgrass, A.C.

S. R. Snodgrass, A.C.
Wexford, PA
February 10, 2006

MIDDLEFIELD BANC CORP.
CONSOLIDATED BALANCE SHEET

	December 31,
	2005	2004
ASSETS
Cash and due from banks	$5,294,641	$5,311,776
Interest-bearing deposits in other institutions	526,523	614,506
Investment securities available for sale	57,887,130	57,240,965
Investment securities held to maturity (estimated market value of $232,967 and $243,810)	221,453	221,412
Loans	234,054,797	215,653,283
Less allowance for loan losses	2,841,098	2,623,431

Net loans	231,213,699	213,029,852
Premises and equipment	6,624,776	6,617,594

Bank-owned life insurance	5,632,982	5,424,304
Accrued interest and other assets	3,812,987	2,753,577

TOTAL ASSETS	$311,214,191	$291,213,986

LIABILITIES
Deposits:
Non-interest-bearing demand	$39,782,375	$36,331,809
Interest-bearing demand	9,362,399	8,817,873
Money market	13,078,829	15,666,730
Savings	66,495,057	78,935,512
Time	120,730,980	100,133,527

Total deposits	249,449,640	239,885,451
Short-term borrowings	6,710,914	1,871,763
Other borrowings	26,578,211	23,683,324
Accrued interest and other liabilities	1,186,061	951,424

TOTAL LIABILITIES	283,924,826	266,391,962

STOCKHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized, 1,434,987 and 1,355,488 shares issued	15,976,335	12,815,927
Retained earnings	14,959,891	15,004,552
Accumulated other comprehensive loss	(677,088)	(28,682)
Treasury stock, at cost (89,333 shares)	(2,969,773)	(2,969,773)

TOTAL STOCKHOLDERS’ EQUITY	27,289,365	24,822,023

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$311,214,191	$291,213,986

See accompanying notes to consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,
	2005	2004	2003
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$15,040,518	$13,617,560	$12,846,525
Interest-bearing deposits in other institutions	15,500	5,641	17,188
Federal funds sold	35,173	50,608	48,947
Investment securities:
Taxable	1,353,035	1,400,063	1,196,221
Tax-exempt	864,745	604,399	486,485
Other dividend income	69,533	54,265	51,797

Total interest and dividend income	17,378,504	15,732,536	14,647,163

INTEREST EXPENSE
Deposits	5,520,206	4,905,899	4,905,826
Short-term borrowings	103,836	2,180	4,048
Other borrowings	1,030,572	860,819	815,033

Total interest expense	6,654,614	5,768,898	5,724,907

NET INTEREST INCOME	10,723,890	9,963,638	8,922,256

Provision for loan losses	302,000	174,000	315,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,421,890	9,789,638	8,607,256

NONINTEREST INCOME
Service charges on deposit accounts	1,579,121	1,402,027	1,033,928
Investment securities gains (losses), net	—	(98,375)	542
Earnings on bank-owned life insurance	208,677	221,919	202,385
Other income	331,439	253,660	191,289

Total noninterest income	2,119,237	1,779,231	1,428,144

NONINTEREST EXPENSE
Salaries and employee benefits	3,568,603	3,442,262	3,085,451
Occupancy	495,982	494,759	403,591
Equipment	432,635	356,346	333,163
Data processing costs	625,856	538,349	470,393
Professional fees	293,138	252,731	218,838
Ohio state franchise tax	284,950	285,050	265,050
Advertising	302,679	253,858	168,849
Postage and freight	189,970	178,717	161,632
Other expense	1,230,826	1,163,634	998,483

Total noninterest expense	7,424,639	6,965,706	6,105,450

Income before income taxes	5,116,488	4,603,163	3,929,950
Income taxes	1,415,156	1,330,000	1,131,330

NET INCOME	$3,701,332	$3,273,163	$2,798,620

EARNINGS PER SHARE
Basic	$2.77	$2.41	$2.09
Diluted	2.73	2.39	2.08
See accompanying notes to consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
	Shares	Amount	Earnings	Income	Stock	Equity	Income
Balance, December 31, 2002	1,209,123	7,883,155	15,051,110	475,428	(1,663,285)	21,746,408

Net income			2,798,620			2,798,620	$2,798,620
Other comprehensive income:
Unrealized gain on available for sale securities net of taxes of $180,421				(350,229)		(350,229)	(350,229)

Comprehensive income							$2,448,391

Exercise of stock options	847	19,916				19,916
Common stock issued	5,612	170,513				170,513
Sale of treasury stock						—
Purchase of treasury stock					(81,624)	(81,624)
Five percent stock dividend (including cash paid for fractional shares)	57,972	1,797,165	(1,801,961)			(4,796)
Dividend reinvestment plan	5,574	167,407				167,407
Cash dividends ($.72 per share)			(961,901)			(961,901)

Balance, December 31, 2003	1,279,128	10,038,156	15,085,868	125,199	(1,744,909)	23,504,314

Net income			3,273,163			3,273,163	$3,273,163
Other comprehensive income:
Unrealized gain on available for sale securities net of taxes of $79,272				(153,881)		(153,881)	(153,881)

Comprehensive income							$3,119,282

Exercise of stock options	521	14,198				14,198
Sale of treasury stock	8,154	277,171				277,171
Purchase of treasury stock					(1,224,864)	(1,224,864)
Five percent stock dividend (including cash paid for fractional shares)	61,387	2,271,282	(2,283,646)			(12,364)
Dividend reinvestment plan	6,298	215,120				215,120
Cash dividends ($.79 per share)			(1,070,833)			(1,070,833)

Balance, December 31, 2004	1,355,488	12,815,927	15,004,552	(28,682)	(2,969,773)	24,822,023

Net income			3,701,332			3,701,332	$3,701,332
Other comprehensive income:
Unrealized loss on available for sale securities, net of tax benefit of $334,058				(648,406)		(648,406)	(648,406)

Comprehensive income							$3,052,926

Exercise of stock options	2,583	71,386				71,386
Common stock issued	7,158	285,669				285,669
Five percent stock dividend (including cash paid for fractional shares)	63,549	2,557,847	(2,572,949)			(15,102)
Dividend reinvestment plan	6,209	245,506				245,506
Cash dividends ($.88 per share)			(1,173,044)			(1,173,044)

Balance, December 31, 2005	1,434,987	$15,976,335	$14,959,891	$(677,088)	$(2,969,773)	$27,289,364

	2005	2004	2003
Components of comprehensive income (loss):
Change in net unrealized gain (loss) on investments available for sale	$(648,406)	$(218,808)	$(349,871)
Realized gains included in net income, net of taxes of $0, $33,448, and ($184)	—	64,927	(358)

Total	$(648,406)	$(153,881)	$(350,229)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES
Net income	$3,701,332	$3,273,163	$2,798,620
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	302,000	174,000	315,000
Depreciation and amortization	448,386	403,916	377,546
Amortization of premium and discount on investment securities	289,111	260,198	259,890
Amortization of net deferred loan costs (fees)	(139,722)	(134,758)	(117,524)
Investment securities gains	—	98,375	(542)
Earnings on bank-owned life insurance	(208,677)	(221,919)	(202,385)
Deferred income taxes	(85,339)	(33,704)	(69,934)
Increase in accrued interest receivable	(217,022)	(75,303)	(11,796)
Increase (decrease) in accrued interest payable	155,449	(25,617)	(77,862)
Other, net	(285,535)	299,533	184,434

Net cash provided by operating activities	3,959,983	4,017,884	3,455,447

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in other institutions, net	614,506	(75,359)	32,822
Investment securities available for sale:
Proceeds from repayments and maturities	11,361,937	14,857,656	16,167,324
Purchases	(13,279,687)	(27,638,162)	(32,985,572)
Proceeds from sales	—	4,912,619	1,991,917
Investment securities held to maturity:
Proceeds from repayments and maturities	—	1,639,200	4,370,070
Purchases	—	—	—
Increase in loans, net	(18,346,125)	(22,710,211)	(17,913,713)
Purchase of Federal Home Loan Bank stock	(63,300)	(53,300)	(52,000)
Purchase of bank-owned life insurance	—	—	(5,000,000)
Purchase of premises and equipment	(455,568)	(213,580)	(704,746)

Net cash used for investing activities	(20,168,237)	(29,281,137)	(34,093,898)

FINANCING ACTIVITIES
Net increase in deposits	9,564,189	20,045,541	32,455,416
Increase (decrease) in short-term borrowings, net	4,839,151	1,426,944	(340,959)
Proceeds from other borrowings	7,000,000	9,000,000	5,000,000
Repayment of other borrowings	(4,100,112)	(2,982,337)	(3,024,392)
Purchase of treasury stock	—	(1,224,864)	(81,624)
Exercise of stock options	71,386	14,198	19,916
Common stock issued	285,669	277,171	170,513
Proceeds from dividend reinvestment plan	245,506	215,120	167,407
Cash dividends	(1,188,147)	(1,083,197)	(966,697)

Net cash provided by financing activities	16,717,642	25,688,576	33,399,580

Increase (decrease) in cash and cash equivalents	509,388	425,323	2,761,129

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,311,776	4,886,453	2,125,324

CASH AND CASH EQUIVALENTS AT END OF YEAR	$5,821,164	$5,311,776	$4,886,453

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$6,499,166	$5,794,515	$5,802,769
Income taxes	1,540,000	1,280,000	1,295,000

See accompanying notes to consolidated financial statements.

MIDDLEFIELD BANC CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:
Nature of Operations and Basis of Presentation
Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (the “Bank”). The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through five locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.
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
A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.
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
Stock Options
The Company maintains a stock option plan for key officers, employees, and nonemployee directors. Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of FAS No. 123, Accounting for Stock-Based Compensation, net income applicable to common stock and basic and diluted net income per common share for the year ended December 31 would have been as follows:

	2005	2004	2003
Net income as reported:	$3,701,331	$3,273,163	$2,798,620
Less pro forma expense related to option	60,259	57,308	52,459

Pro forma net income	$3,641,072	$3,215,855	$2,746,161

Basic net income per common share:
As reported	$2.77	$2.41	$2.09
Pro forma	2.72	2.37	2.04
Diluted net income per common share:
As reported	$2.73	$2.39	$2.08
Pro forma	2.68	2.35	2.04
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

	Expected
Grant	Dividend	Risk-Free	Expected	Expected
Year	Yield	Interest Rate	Volatility	Life (in years)
2002	2.72%	4.19%	27.04%	9.94
2003	2.72	4.25	14.00	9.94
2004	2.39	4.00	8.79	9.94
2005	2.35	4.49	18.05	9.94

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Cash Flow Information
The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions and “Cash and due from banks.”
Advertising Costs
Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $302,679, $253,858, and $168,849, for 2005, 2004, and 2003, respectively.
Recent Accounting Pronouncements
In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS No. 123R). FAS No. 123R revised FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statement (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award.
In April 2005, the Securities and Exchange Commission adopted a new rule that amends the compliance dates for FAS No. 123R. The statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123R covers a wide range of share-based compensation arrangements, including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123R on January 1, 2006, management has determined that unless additional options are granted, there will be no impact to future earnings.
In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB No. 107”), Share-Based Payment, providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS No. 123R, and the disclosures in MD&A subsequent to the adoption. The Company will provide SAB No. 107 required disclosures upon adoption of FAS No. 123R on January 1, 2006.
In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. FAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of FAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.
In June 2005, the FASB issued FAS No. 154, Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3. The statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. FAS No. 154

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Recent Accounting Pronouncements (Continued)
requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS No. 154 improves the financial reporting because its requirements enhance the consistency of financial reporting between periods. The provisions of FAS No. 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.
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

	2005	2004	2003
Weighted-average common shares outstanding	1,425,649	1,413,806	1,402,047

Average treasury stock shares	(89,333)	(55,588)	(54,833)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,336,316	1,358,218	1,347,214

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	20,159	12,321	3,696

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,356,475	1,370,539	1,350,910

There were no options to purchase shares of common stock that were anti-dilutive.
3.	STOCK DIVIDEND
The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 1, 2005, payable December 14, 2005. As a result of the dividend, 63,549 additional shares of the Company’s common stock were issued, common stock was increased by $2,557,847, and retained earnings decreased by $2,572,949.
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

4.	INVESTMENT SECURITIES AVAILABLE FOR SALE
     The amortized cost and estimated market values of securities available for sale are as follows:

	2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
U.S. government agency securities	$7,260,666	$10,229	$(111,690)	$7,159,205
Obligations of states and political subdivisions:
Taxable	748,530	—	(23,178)	725,352
Tax-exempt	28,231,048	97,897	(330,847)	27,998,098
Mortgage-backed securities	22,228,515	15,432	(639,968)	21,603,979

Total debt securities	58,468,759	123,558	(1,105,683)	57,486,634
Equity securities	444,264	1,050	(44,818)	400,496

Total	$58,913,023	$124,608	$(1,150,501)	$57,887,130

	2004
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
U.S. government agency securities	$5,273,091	$70,704	$(17,637)	$5,326,158
Obligations of states and political subdivisions:
Taxable	748,196	—	(11,129)	737,067
Tax-exempt	21,239,335	303,433	(65,776)	21,476,992
Mortgage-backed securities	29,625,481	80,530	(403,583)	29,302,428

Total debt securities	56,886,103	454,667	(498,125)	56,842,645
Equity securities	398,320	—	—	398,320

Total	$57,284,423	$454,667	$(498,125)	$57,240,965

The amortized cost and estimated market value of debt securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Amortized	Market
	Cost	Value
Due in one year or less	$6,529,300	$6,495,757
Due after one year through five years	11,192,145	11,095,900
Due after five years through ten years	11,233,086	11,069,894
Due after ten years	29,514,228	28,825,083

Total	$58,468,759	$57,486,634

Investment securities with an approximate carrying value of $22,867,265 and $21,669,555 at December 31, 2005 and 2004, respectively, were pledged to secure deposits and other purposes as required by law.

4.	INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities available for sale for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003
Proceeds from sales	$—	$4,912,619	$1,991,917
Gross gains	—	—	6,350
Gross losses	—	98,375	5,808
5.	INVESTMENT SECURITIES HELD TO MATURITY

The amortized cost and estimated market values of investment securities held to maturity are as follows:

2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Obligations of states and political subdivisions:
Tax-exempt	$221,453	$11,514	$—	$232,967

2004
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
Obligations of states and political subdivisions:
Tax-exempt	$221,412	$22,398	$—	$243,810

The amortized cost and estimated market value of debt securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Estimated
	Amortized	Market
	Cost	Value
Due in one year or less	$89,956	$90,857
Due after one year through five years	31,497	33,368
Due after five years through ten years	100,000	108,742
Due after ten years	—	—

Total	$221,453	$232,967

Investment securities held to maturity with carrying values of approximately $89,957 and $89,915 and estimated market values of approximately $90,857 and $89,915 at December 31, 2005 and 2004, respectively, were pledged to secure public deposits and other purposes required by law.

6.	UNREALIZED LOSSES ON SECURITIES

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2005.

	Less than Twelve Months		Twelve Months or Greater		Total
	Estimated	Gross	Estimated	Gross	Estimated	Gross
	Market	Unrealized	Market	Unrealized	Market	Unrealized
	Value	Losses	Value	Losses	Value	Losses
U.S. government agency securities	$3,576,063	$(43,743)	$2,421,251	$(67,947)	$5,997,314	$(111,690)
Obligations of states and political subdivisions	16,016,108	(236,088)	4,576,188	(117,937)	20,592,296	(354,025)
Mortgage-backed securities	6,205,491	(119,155)	14,511,847	(520,813)	20,717,338	(639,968)

Equity securities	353,495	(44,818)	—	—	353,495	(44,818)

Total	$26,151,157	$(443,804)	$21,509,286	$(706,697)	$47,660,443	$(1,150,501)

The policy of the Company is to recognize an other-than-temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. There are 129 securities that are considered temporarily impaired at December 31, 2005. The Company reviews its position quarterly and has asserted that at December 31, 2005, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit rating changes, or Company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

7.	LOANS

Major classifications of loans are summarized as follows:

	2005	2004
Commercial and industrial	$65,161,490	$52,148,055
Real estate — construction	2,724,958	3,143,706
Real estate — mortgage:
Residential	151,981,388	147,425,466
Commercial	8,208,572	7,026,582
Consumer installment	5,978,389	5,909,474

	234,054,797	215,653,283
Less allowance for loan losses	2,841,098	2,623,431

Net loans	$231,213,699	$213,029,852

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2005 and 2004, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

7.	LOANS (Continued)

Nonperforming loans consist of commercial and consumer loans which are on a nonaccrual basis and loans contractually past due 90 days or more but are not on nonaccrual status because they are well secured or in the process of collection.

Information regarding nonperforming loans at December 31 is as follows:

	2005	2004
90 days or more past due and accruing interest	$326,633	$1,191,242
Nonaccrual loans	1,487,446	279,319

Total nonperforming loans	$1,814,079	$1,470,561

At December 31, 2005, the total investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to $1,106,221. The average recorded investment in impaired loans amounted to $764,396. The allowance for loan losses related to impaired loans amounted to $224,155. Interest income on impaired loans of $23,152 was recognized for cash payments received in 2005. There were no impaired loans at December 31, 2004.
8.	ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2005	2004	2003
Balance, January 1	$2,623,431	$2,521,270	$2,300,485
Add:
Provisions charged to operations	302,000	174,000	315,000
Recoveries	95,077	46,643	49,942
Less loans charged off	179,410	118,482	144,157

Balance, December 31	$2,841,098	$2,623,431	$2,521,270

9.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2005	2004
Land and land improvements	$1,295,938	$1,295,938
Building and leasehold improvements	6,999,015	6,859,242
Furniture, fixtures, and equipment	3,142,025	2,826,230

	11,436,978	10,981,410
Less accumulated depreciation and amortization	4,812,202	4,363,816

Total	$6,624,776	$6,617,594

Depreciation and amortization charged to operations was $448,386 in 2005, $403,916 in 2004, and $377,547 in 2003.

10.	OTHER ASSETS
The components of other assets are as follows:

	2005	2004
FHLB stock	$1,414,300	$1,351,000
Accrued interest on investment securities	347,580	274,740
Accrued interest on loans	675,268	531,086
Deferred tax asset, net	680,191	450,449
Other	695,649	146,302

Total	$3,812,988	$2,753,577

11.	DEPOSITS

Time deposits at December 31, 2005, mature $64,220,054, $22,763,280, $19,076,099, $8,564,183, and $6,107,364 during 2006, 2007, 2008, 2009, and 2010, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $27,398,766 and $21,920,929 at December 31, 2005 and 2004, respectively.

Maturities on time deposits of $100,000 or more at December 31, 2005, are as follows:

Within three months	$3,860,127
Beyond three but within six months	3,442,934
Beyond six but within twelve months	6,231,038
Beyond one year	13,864,667

Total	$27,398,766

12.	SHORT-TERM BORROWINGS

The outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and federal funds purchased, are summarized as follows:

	2005	2004
Balance at year-end	$6,710,914	$1,871,763
Average balance outstanding	1,844,018	298,500
Maximum month-end balance	6,710,914	2,057,054
Weighted-average rate at year-end	4.38%	3.80%
Weighted-average rate during the year	5.63	0.73
Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 7.0 percent, from Lorain National Bank. At December 31, 2005, there were no outstanding balances of this line. At December 31, 2004, the Company had outstanding borrowings of $1,200,000.

13.	OTHER BORROWINGS
Other borrowings consist of advances from the FHLB as follows:

			Weighted-	Stated interest
	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2005	2004
Fixed rate	08/09/06	09/13/07	3.47%	3.37%	4.27%	$5,510,000	$3,035,000
Fixed rate amortizing	07/01/07	06/01/25	3.83	2.70	6.40	13,068,211	12,648,324
Convertible	09/04/08	07/28/10	5.43	4.53	6.45	8,000,000	8,000,000

						$26,578,211	$23,683,324

The scheduled maturities of advances outstanding are as follows:

	2005
Year Ending		Weighted-
December 31,	Amount	average Rate
2006	$4,091,765	3.78%
2007	7,671,543	3.85
2008	7,970,667	4.74
2009	1,472,896	3.69
2010	3,092,373	5.48
Beyond 2010	2,278,967	3.76

	$26,578,211	4.28%

The Bank entered into a ten-year “Convertible Select” fixed commitment advance arrangement with the FHLB. Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change the Bank may exercise a put option and satisfy the obligation without penalty.

Advances from the FHLB maturing July 1, 2007, February 1, 2012, June 4, 2012, February 2, 2013, February 26, 2014, July 28, 2014, September 13, 2014, June 1, 2015, June 4, 2017, February 1, 2018, February 26, 2019, February 1, 2023, and June 1, 2025, require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under terms of a blanket agreement, collateral for the FHLB borrowings are secured by certain qualifying assets of the Bank, which consist principally of first mortgage loans. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $120 million at December 31, 2005.

14.	OTHER LIABILITIES

The components of other liabilities are as follows:

	2005	2004
Accrued interest payable	$537,916	$382,467
Other	648,145	568,957

Total	$1,186,061	$951,424

15.	INCOME TAXES
The provision for federal income taxes consists of:

	2005	2004	2003
Current payable	$1,500,495	$1,363,704	$1,201,264
Deferred	(85,339)	(33,704)	(69,934)

Total provision	$1,415,156	$1,330,000	$1,131,330

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$897,040	$823,034
Net unrealized loss on securities	348,804	14,776
Supplemental retirement plan	68,716	50,764

Gross deferred tax assets	1,314,560	888,574

Deferred tax liabilities:
Deferred origination fees, net	136,037	118,061
Premises and equipment	145,392	181,273
Other	163,315	138,791

Gross deferred tax liabilities	444,744	438,125

Net deferred tax assets	$869,816	$450,449

No valuation allowance was established at December 31, 2005 and 2004, in view of the Company’s ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.
The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

	2005		2004		2003
		% of		% of		% of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income
Provision at statutory rate	$1,739,606	34.0%	$1,565,076	34.0%	$1,336,030	34.0%
Tax-free income	(295,146)	(5.8)	(208,593)	(6.1)	(236,760)	(6.1)
Nondeductible interest expense	38,639	0.8	26,485	0.6	22,789	0.6
Other	(67,923)	(1.4)	(52,968)	0.4	9,271	0.3

Actual tax expense and effective rate	$1,415,176	27.6%	$1,330,000	28.9%	$1,131,330	28.8%

16.	EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains a section 401(k) employee savings and investment plan for all full-time employees and officers of the Bank with more than one year of service. The Bank’s contribution to the plan is based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 15 percent of salary. Employee contributions are vested at all times, and the Bank contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for 2005, 2004, and 2003 to this plan amounted to $62,755, $63,083, and $56,731, and respectively.

Supplemental Retirement Plan

The Bank maintains a Directors Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The Plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the net periodic pension cost for the Directors retirement plans for the years ended:

	Directors’ Retirement Plan
	2005	2004	2003
Components of net periodic pension cost
Service cost	$12,756	$25,684	$36,089
Interest cost	9,948	8,380	7,804

Net periodic pension cost	$22,704	$34,064	$43,893

Stock Option and Restricted Stock Plan

The Company maintains a stock option and restricted stock plan (“the Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock for key officers and employees and nonemployee directors of the Company. A total of 139,621 shares of authorized and unissued or issued common stock are reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. No option shall become exercisable earlier than one year from the date the Plan was approved by the stockholders.

The following table presents share data related to the outstanding options:

		Weighted-		Weighted-
		average		average
		Exercise		Exercise
	2005	Price	2004	Price
Outstanding, January 1	68,646	$26.43	54,398	$24.62
Granted	8,800	40.50	14,820	33.01
Exercised	(2,729)	26.32	(572)	24.71
Forfeited	(412)	21.42	—	—

Outstanding, December 31	74,305	$28.13	68,646	$26.43

Exercisable at year-end	74,305	28.13	53,826	24.61

16.	EMPLOYEE BENEFITS (Continued)

Stock Option and Restricted Stock Plan (Continued)

The following table summarizes the characteristics of stock options at December 31, 2005:

		Outstanding			Exercisable
			Remaining	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price
June 14, 1999	$26.12	6,280	3.45	$26.12	6,280	$26.12
November 23, 1999	25.50	2,908	3.90	25.50	2,908	25.50
December 11, 2000	19.74	11,362	4.95	19.74	11,362	19.74
December 9, 2002	24.62	10,629	6.94	24.62	10,629	24.62
December 8, 2003	26.77	20,138	7.94	26.77	20,138	26.77
May 12, 2004	30.16	1,798	8.33	30.16	1,798	30.16
December 13, 2004	33.57	12,390	8.95	33.57	12,390	33.57
December 14, 2005	40.50	8,800	9.95	40.50	8,800	40.50

		74,305			74,305

For the years ended December 31, 2005, 2004, and 2003, the Company granted 80 shares, 884 shares, and 110 shares, respectively, of common stock under the restricted stock plan. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity. The Company recognized compensation expense of $4,035, $31,080, and $3,410, for the years ended December 31, 2005, 2004, and 2003, respectively.
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

	2005	2004
Commitments to extend credit	$45,678,316	$33,925,423
Standby letters of credit	125,000	222,675

Total	$45,803,316	$34,148,098

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

Dividends

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends for 2006 approximates $4,136,000 plus 2006 profits retained up to the date of the dividend declaration.

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

As of December 31, 2005 and 2004, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company’s actual capital ratios are presented in the following table that shows the Company met all regulatory capital requirements. The capital position of the Bank does not differ significantly from the Company’s.

	2005		2004
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)

Actual	$30,593,729	14.41%	$27,231,794	14.28%
For Capital Adequacy Purposes	16,997,337	8.00	15,251,438	8.00
To Be Well Capitalized	21,246,671	10.00	19,064,298	10.00

Tier I Capital (to Risk-weighted Assets)

Actual	$27,937,566	13.16%	$24,850,706	13.04%
For Capital Adequacy Purposes	8,500,442	4.00	7,625,719	4.00
To Be Well Capitalized	12,750,662	6.00	11,438,579	6.00

Tier I Capital (to Average Assets)

Actual	$27,937,566	9.10%	$24,850,706	8.51%

	2005		2004
	Amount	Ratio	Amount	Ratio
For Capital Adequacy Purposes	12,273,560	4.00	11,678,293	4.00
To Be Well Capitalized	15,341,950	5.00	14,597,866	5.00
20.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company’s financial instruments at December 31 are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and due from banks	$5,294,641	$5,294,641	$5,311,776	$5,311,776
Interest-bearing deposits in other institutions	526,523	526,523	614,506	614,506
Investment securities:
Available for sale	57,887,130	57,887,130	57,240,965	57,240,965
Held to maturity	221,453	232,967	221,412	243,810
Net loans	231,213,699	233,988,263	213,029,852	219,485,000
Bank-owned life insurance	5,632,982	5,632,982	5,424,304	5,424,304
Federal Home Loan Bank stock	1,414,300	1,414,300	1,351,000	1,351,000
Accrued interest receivable	1,022,848	1,022,848	805,826	805,826

Financial liabilities:
Deposits	$249,449,640	$248,814,640	$239,885,451	$241,129,000
Short-term borrowings	6,710,914	6,710,914	1,871,763	1,871,763
Other borrowings	26,578,211	26,102,461	23,683,324	22,160,000
Accrued interest payable	537,916	537,916	382,467	382,467
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

Cash and Due From Banks, Interest-Bearing Deposits in Other Institutions, Federal Home Loan Bank Stock, Accrued Interest Receivable, Accrued Interest Payable, and Short-Term Borrowings

The fair value is equal to the current carrying value.

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

21. PARENT COMPANY
     Following are condensed financial statements for the Company.
CONDENSED BALANCE SHEET

	December 31,
	2005	2004
ASSETS
Cash and due from banks	$349,385	$229,399
Interest-bearing deposits in other institutions	526,522	614,506
Investment securities available for sale	400,495	398,319
Other assets	14,882	—
Investment in subsidiary bank	25,998,081	24,779,799

TOTAL ASSETS	$27,289,365	$26,022,023

LIABILITIES
Other borrowings	$—	$1,200,000

STOCKHOLDERS’ EQUITY	27,289,365	24,822,023

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$27,289,365	$26,022,023

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
	2005	2004	2003
INCOME
Dividends from subsidiary bank	$1,999,052	$1,092,122	$1,044,637
Interest income	12,017	5,369	5,179

Total income	2,011,069	1,097,491	1,049,816

EXPENSES
Interest expense	54,107	—	—
Other	163,275	168,524	99,473

Total expense	217,382	168,524	99,473

Income before income tax benefit	1,793,687	928,967	950,343

Income tax benefit	(69,844)	(46,000)	(32,056)

Income before equity in undistributed net income of subsidiary	1,863,531	974,967	982,399

Equity in undistributed net income of subsidiary	1,837,801	2,298,196	1,816,221

NET INCOME	$3,701,332	$3,273,163	$2,798,620

21. PARENT COMPANY (Continued)
CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
OPERATING ACTIVITIES
Net income	$3,701,332	$3,273,163	$2,798,620
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(1,837,801)	(2,298,196)	(1,816,221)
Other	—	—	—

Net cash provided by operating activities	1,863,531	974,967	982,399

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in other institutions	614,506	(75,359)	(255,178)

Purchase of investment securities	(45,944)	(398,320)	—

Net cash provided by (used for) investing activities	568,562	(473,679)	(255,178)

FINANCING ACTIVITIES
Net increase (decrease) in short term borrowing	(1,200,000)	1,200,000	—
Purchase of treasury stock	—	(1,224,864)	(81,624)
Exercise of stock options	71,386	14,198	19,916
Common stock issued	285,669	277,171	170,513
Proceeds from dividend reinvestment plan	245,506	215,120	167,407
Cash dividends	(1,188,146)	(1,083,197)	(966,697)

Net cash used for financing activities	(1,785,585)	(601,572)	(690,485)

Increase (decrease) in cash	646,508	(100,284)	36,736

CASH AT BEGINNING OF YEAR	229,399	329,683	292,947

CASH AT END OF YEAR	$875,907	$229,399	$329,683

22. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005
Total interest income	$4,115,912	$4,274,683	$4,427,392	$4,560,517
Total interest expense	1,547,711	1,628,943	1,663,422	1,814,538

Net interest income	2,568,201	2,645,740	2,763,970	2,745,979
Provision for loan losses	60,000	60,000	75,000	107,000

Net interest income after provision for loan losses	2,508,201	2,585,740	2,688,970	2,638,979

Total noninterest income	481,104	526,515	559,275	552,343
Total noninterest expense	2,013,215	1,846,301	1,882,004	1,683,119

Income before income taxes	976,090	1,265,954	1,366,241	1,508,203
Income taxes	262,000	349,000	390,000	414,156

Net income	$714,090	$916,954	$976,241	$1,094,047

Per share data:
Net income
Basic	$0.54	$0.69	$0.73	$0.82
Diluted	0.53	0.68	0.72	0.80
Average shares outstanding
Basic	1,329,800	1,335,145	1,338,314	1,342,105
Diluted	1,336,957	1,356,819	1,359,988	1,362,500

22. SELECTED QUARTERLY FINANCIAL DATA (Unaudited) (Continued)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004
Total interest income	$3,798,928	$3,889,197	$3,978,576	$4,065,835
Total interest expense	1,383,071	1,411,961	1,456,471	1,517,395

Net interest income	2,415,857	2,477,236	2,522,105	2,548,440
Provision for loan losses	30,000	30,000	51,000	63,000

Net interest income after provision for loan losses	2,385,857	2,447,236	2,471,105	2,485,440

Total noninterest income	396,719	485,889	484,244	412,379
Total noninterest expense	1,781,318	1,682,607	1,803,558	1,698,223

Income before income taxes	1,001,258	1,250,518	1,151,791	1,199,596
Income taxes	316,000	342,000	330,000	342,000

Net income	$685,258	$908,518	$821,791	$857,596

Per share data:
Net income
Basic	$0.51	$0.67	$0.60	$0.63
Diluted	0.51	0.67	0.60	0.62
Average shares outstanding
Basic	1,349,225	1,356,816	1,364,001	1,362,456
Diluted	1,356,722	1,365,406	1,372,590	1,377,315

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
Overview
The consolidated review and analysis of Middlefield Banc Corp. (“Middlefield” or “Company”) is intended to assist the reader in evaluating the performance of Middlefield for the years ended December 31, 2005, 2004 and 2003. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.
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
The Bank is subject to examination and comprehensive regulation by the FDIC and the Ohio Department of Banking. Middlefield is a member of the Federal Home Loan Bank (FHLB) of Cincinnati, which is one of the twelve regional banks comprising the FHLB System.
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
Significant Financial Events in 2005
Middlefield’s board of directors declared a 5 percent share dividend for shareholders of record on December 1, 2005, and a quarterly cash dividend of $0.235 per common share. On December 15, 2005, shareholders of record received additional stock shares equal to 5% of their holdings. Payment of the fourth quarter cash dividend in the amount of $0.235 per share was on the total holdings including the share dividend. The fourth quarter cash dividend, after adjustment for the stock dividend, is 11.9% higher than the fourth quarter 2004 cash payout. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock dividend where applicable.
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
The allowance for loan losses at December 31, 2005 totaled $2.8 million, compared to $2.6 million at December 31, 2004. The variance in the allowance from 2004 to 2005 is primarily the result of the growth of the loan portfolio of 8.5% for the year.
Changes in Financial Condition
General. The Company’s total assets increased $20.0 million or 7% to $311.2 million at December 31, 2005 from $291.2 million at December 31, 2004. This increase was composed of a net increase in securities of $646,000, net loans receivable of $18.2 million and Bank-owned life insurance of $209,000.
The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $17.5 million or 6.6% to $283.9 million at December 31, 2005 from $266.4 million at December 31, 2004 and a increase in total stockholders’ equity of $2.4 million or 9.9% to $27.3 million at December 31, 2005 from $24.8 million at December 31, 2004. The increase in total liabilities was primarily due to increases in deposits, short-term borrowings and other borrowing of $9.6, $4.8 and $2.9 million respectively. The net increase in total stockholders’ equity can be attributed to an increase in common stock and net income offset by an increase in accumulated other comprehensive loss of $648,000.
Cash on hand and Interest-earning deposits. Cash on hand and interest-earning deposits both decreased for the year by $17,000 and $88,000 respectively. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net decrease in 2005 can be attributed principally to increases in loans.
Securities. The Company’s loan and securities portfolios represent its two largest balance sheet asset classifications, respectively. The Company’s securities portfolio increased slightly a net $646,000 or 1.1% to $58.1 million at December 31, 2005 from $57.5 million at December 31, 2004. During 2005, the Company recorded purchases of available for sale securities of $13.3 million, consisting primarily of agencies and municipal bonds. Partially offsetting the purchases were $11.4 million of maturities and repayments that principally relates to mortgage-backed securities. The Company’s deposits and borrowings primarily fund the securities portfolio.
Loans receivable. The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable increased $18.2 million or 8.5% to $231.2 million at December 31, 2005 from $213.0 million at December 31, 2004. Included in this growth were increases in all types of loans including commercial, home equity and mortgage loans with growth of $13.2, $3.0, and $2.0 million respectively. The result was an increase to the yield on the Company’s loan portfolio from 6.67% in 2004 to 6.75% in 2005.
FHLB stock. FHLB stock increased $63,000 or 4.7% to $1,414,000 at December 31, 2005 from $1,351,000 at December 31, 2004, primarily as a result of the increase in total assets of the bank that is used to calculate the minimum stock requirement.
Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Bank as the owner of the policies. BOLI increased by $209,000 to $5.6 million as of December 31, 2005 from $5.4 million at the end of 2004 as a result of the earnings of the underlying insurance policies.
Deposits. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 88.2% of the Company’s total funding sources at December 31, 2005. Total deposits increased $9.5 million or 4% to $249.5 million at December 31, 2005 from $239.9 million at December 31, 2004.
For the year, the Company’s noninterest-bearing demand deposits increased $3.5 million or 9.5%, with time deposits showing the largest increase of $20.6 million or 20.6%. Savings deposits and money market accounts both declined for the year by $12.4 million and $2.6 million respectively.
Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds increased $7.7 million or 30% to $33.3 million at December 31, 2005 from $25.5 million at December 31, 2004. FHLB advances increased $8.4 million or 35.5% and repurchase agreements increased $100,000. The increase in borrowed funds for the year reflects the Company’s decision to complement deposits in the support of asset growth.
Stockholders’ equity. Stockholders’ equity increased by $2.5 million or 9.9% to $27.3 million at December 31, 2005 from $24.8 million at December 31, 2004. The net increase in total stockholders’ equity can be attributed to net income of $3.7 million, partially offset by cash dividends of $1.2 million and an increase in accumulated other comprehensive loss of $648,000.

Changes in Results of Operations
2005 Results Compared to 2004 Results
General. The Company reported net income of $3.7 million and $3.3 million for 2005 and 2004, respectively. The $428,000 or 13% increase in net income between 2005 and 2004 can primarily be attributed to a increase in interest income of $1.7 million, and an increase in non-interest income of $340,000, which were partially offset by a increase in interest expense of $886,000 and an increase in non-interest expense of $459,000. Basic earnings per share increased by $.36 a share or 14.9% to $2.77 at December 31, 2005 from $2.41 at December 31, 2004.
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

	For the Year Ended Dec 31,
	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
		(Dollars in thousands)			(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable	$222,926	$15,041	6.75%	$204,191	$13,618	6.67%	$183,683	$12,847	6.99%
Investments securities	59,370	2,218	4.49%	54,413	2,004	4.25%	45,011	1,683	4.30%
Interest-bearing deposits with other banks	2,698	120	4.45%	5,723	111	1.94%	6,883	117	1.70%

Total interest-earning assets	284,994	17,379	6.21%	264,327	15,733	6.07%	235,577	14,647	6.32%

Non-interest-earning assets	16,926			15,030			12,327

Total assets	$301,920			$279,357			$247,904

Interest-bearing liabilities:
Interest — bearing demand deposits	$9,371	75	0.80%	$8,759	56	0.64%	$8,623	61	0.71%
Money market deposits	15,016	297	1.98%	15,145	277	1.83%	13,355	259	1.94%
Savings deposits	69,680	1,047	1.50%	73,067	1,030	1.41%	57,413	828	1.44%
Certificates of deposit	115,969	4,101	3.54%	103,022	3,543	3.44%	98,512	3,758	3.81%
Borrowings	26,577	1,135	4.27%	20,630	863	4.18%	19,635	819	4.17%

Total interest-bearing liabilities	236,613	6,655	2.81%	220,623	5,769	2.61%	197,538	5,725	2.90%

Non-interest-bearing liabilities		6,655
Other liabilities	39,682			34,236			27,773
Stockholders’ equity	25,625			24,498			22,594
Total liabilities and stockholders’ equity	$301,920			$279,357			$247,905

Net interest income		$10,724			$9,964			$8,922

Interest rate spread (1)			3.39%			3.46%			3.42%
Net yield on interest-earning assets (2)			3.92%			3.89%			3.89%
Ratio of average interest-earning assets to average interest-bearing liabilities			120.45%			119.81%			119.26%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

	Year Ended December 31,			Year Ended December 31,
	2005 vs. 2004			2004 vs. 2003
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to
	Volume	Rate	Total	Volume	Rate	Total
		(In Thousands)			(In Thousands)
Interest income:
Loans Receivable	$1,249	$174	$1,423	$1,434	$(663)	$771
Investment securities	211	3	214	404	(83)	321
Other interest-earning assets	(59)	68	9	(20)	14	(6)

Total interest-earning assets	1,401	245	1,646	1,818	(732)	1,086

Interest expense:
Interest-bearing demand	4	15	19	11	(16)	(5)
Money market	(2)	22	20	79	(61)	18
Savings	(48)	65	17	563	(361)	202
Certificates	445	113	558	487	(702)	(215)
Other interest-bearing liabilities	249	23	272	212	(168)	44

Total interest-bearing liabilities	648	238	886	1,352	(1,308)	44

Change in net interest income	$753	$7	$760	$466	$576	$1,042

Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and liabilities. Net interest income increased considerably by $760,000 or 7.6% to $10.7 million for 2005, compared to $10.0 million for 2004. This increase in net interest income can be attributed to an increase in interest income of approximately $1.7 million, offset partially by an increase in interest expense of $886,000.
Interest income. Interest income increased $1.7 million or 10.5% to $17.4 million for 2005, compared to $15.7 million for 2004. This increase in interest income can be attributed to an increase in interest earned on loans receivable of $1.4 million and interest earned on securities of $213,000.
Interest earned on loans receivable increased $1.4 million or 10.5% to $15.0 million for 2005, compared to $13.6 million for 2004. This increase was primarily attributable to an increase in the average balance of loans outstanding of $18.7 million or 9.2% to $222.9 million for the year ended December 31, 2005 as compared to $204.2 million for the year ended December 31, 2004. In addition to growth there was also an increase in the loan yield to 6.75% for 2005, compared to 6.67% for 2004.
Interest earned on securities increased $214,000 or 10.7% to $2.2 million for 2005, compared to $2.0 million for 2004. This increase was primarily attributable to an increase in the average balance of securities of $5.0 million to $59.4 million for the year ended December 31, 2005 as compared to $54.4 million for the year ended December 31, 2004.
Interest expense. Interest expense increased by $886,000 or 15.4% to $6.7 million for 2005, compared to $5.8 million for 2004. This increase in interest expense can be attributed to both an increase in the average balance of interest-bearing liabilities along with a 20 basis point increase in the rate paid on these liabilities. For the year ended December 31, 2005 the average balance of interest-bearing liabilities grew by $16.0 million to $236.6 million as compared to $220.6 million for the year ended December 31, 2004. Interest incurred on deposits grew by $614,000 for the year from $4.9 million in 2004 to $5.5 million for year-end 2005. This change was due to a shift in deposit growth from savings accounts to higher cost certificates. Interest incurred on FHLB advances, repurchase agreements and other borrowings increased $272,000 or 31.5% to $1.1 million for 2005, compared to $863,000 million for 2004. This increase was primarily attributable to an increase in the average balance of FHLB advances.
Loan Loss Provision — The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $302,000 in 2005 as compared to $174,000 in 2004. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations. The change in the loan loss provision in 2005 was principally a result of an increase in loan volume during the year.
Non-interest income. Non-interest income increased $340,000 or 19.1% to $2.1 million for 2005, compared to $1.8 million for 2004. This increase can be attributed to increases in fees and service charges of $177,000 and other income of $77,000. In addition there was a loss realized on the sale of investment securities that was not duplicated in 2005. Partially offsetting these increases was a $13,000 decline in the earnings on bank-owned life insurance.
Non-interest expense. Non-interest expenses increased $459,000 or 6.6% to $7.4 million for 2005, compared to $7.0 million for 2004. The growth can be attributed to increases in compensation and employee benefits, data processing and equipment expense which, increased $126,000, $88,000 and $76,000 respectively.
Compensation and employee benefits expense increased $126,000 or 3.7% to $3.6 million for 2005, compared to $3.4 million for 2004. This increase can be attributed to increases in payroll expenses, group health insurance and the cost employee education of $199,000, $13,000 and $12,000, respectively.
Data processing expense increased $88,000 or 16.3% to $626,000 for 2005, compared to $538,000 for 2004. The increase to data processing expense is a reflection of the Company’s commitment to continually improve technology in order to enhance service to its customer base.
Provision for Income Taxes. The provision for income taxes increased $85,000 or 6.4% to $1.4 million for 2005, compared to $1.3 million for 2004. This increase was primarily the result of an increase in income before income taxes $513,000 or 11.2% to $5.1 million for 2005, compared to $4.6 million for 2004.
2004 Results Compared to 2003 Results
General. The Company reported net income of $3.3 million and $2.8 million for 2004 and 2003, respectively. The $475,000 or 17% increase in net income between 2004 and 2003 can primarily be attributed to a increase in interest income of $1.1 million, and an increase in non-interest income of $351,000, which were partially offset by a increase in interest expense of $44,000 and an increase in non-interest expense of $860,000. Basic earnings per share increased by $.32 a share or 15.6% to $2.41 at December 31, 2004 from $2.09 at December 31, 2003.
Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and liabilities. Net interest income increased considerably by $1.0 million or 11.7% to $10 million for 2004, compared to $8.9 million for 2003. This increase in net interest income can be attributed to an increase in interest income of approximately $1.1 million, offset partially by an increase in interest expense of $44,000.
Interest income. Interest income increased $1.1 million or 7.4% to $15.7 million for 2004, compared to $14.6 million for 2003. This increase in interest income can be attributed to an increase in interest earned on loans receivable of $771,000 and interest earned on securities of $322,000.
Interest earned on loans receivable increased $771,000 or 6.0% to $13.6 million for 2004, compared to $12.8 million for 2003. This increase was primarily attributable to an increase in the average balance of loans outstanding of $20.5 million or 11.2% to $204.2 million for the year ended December 31, 2004 as compared to $183.7 million for the year ended December 31, 2003. An offset to the growth was a decline in the yield on loans to 6.67% for 2004, compared to 6.99% for 2003.
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
Loan Loss Provision — The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $174,000 in 2004 as compared to $315,000 in 2003. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations. The change in the loan loss provision in 2004 was principally a result of an increase in loan volume during the year.
Non-interest income. Non-interest income increased $351,000 or 24.6% to $1.8 million for 2004, compared to $1.4 million for 2003. This increase can be attributed to increases in fees and service charges of $368,000 and the earnings on bank-owned life insurance of $20,000. Partially offsetting these increases were the net realized loss on sales of securities available for sale of $98,000.
Fees and service charges increased $368,000 or 35.6% to $1.4 million for 2004, compared to $1.0 million for 2003. This increase resulted from the Company introducing a new overdraft service in the second quarter of 2004.
Non-interest expense. Non-interest expenses increased $860,000 or 14.1% to $7 million for 2004, compared to $6.1 million for 2003. The growth can be attributed to increases in salaries and employee benefits, occupancy and advertising expense which, increased $357,000, $91,000 and $85,000 respectively.
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
Asset and Liability Management
The primary objective of the Company’s asset and liability management function is to maximize the Company’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the re-pricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.
The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors and senior management. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years.
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
The following table presents the simulated impact of a 200 basis point upward or downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2005 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2005 levels for net interest income, and portfolio equity The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2005 for portfolio equity:

	Increase	Decrease
	+200	-200
	BP	BP
Net interest income — increase (decrease)	5.33%	(6.91)%
Portfolio equity — increase (decrease)	(3.16)%	(1.19)%
Allowance for Loan Losses. The allowance for loan losses represents the amount management estimates are adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. At December 31, 2005, Middlefield’s allowance for loan losses increased to $2.8 million from $2.6 million at December 31, 2004, and now represents 1.21% of the gross loan portfolio as compared to 1.22% for the previous period. The allowance for loan losses is established through a provision for loan losses, which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses, taking into account the overall risk characteristics of the various portfolio segments, the bank’s loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a formula allowance, and an unallocated allowance.
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
Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2005, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.
The following table sets forth information concerning the Middlefield’s allowance for loan losses at the dates and for the periods presented.

	For the Years Ended
	December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Allowance balance at beginning of period	$2,623	$2,521	$2,300	2,062	$2,037

Loans charged off:
Commercial and industrial	(103)	(61)	(75)	(67)	(74)
Real estate-construction	—	—	—	—	—
Real estate-mortgage:	—	—	—	—	—
Residential	(15)	—	(32)	—	(29)
Commercial	—	—	—	—	(92)
Consumer installment	(61)	(57)	(37)	(52)	(71)

Total loans charged off	(179)	(118)	(144)	(119)	(266)

Recoveries of loans previously charged-off:
Commercial and industrial	64	27	28	24	4
Real estate-construction	—	—	—	—	—
Real estate-mortgage:	—	—	—	—	—
Residential	17	3	—	—	—
Commercial	—	—	—	—	95

	For the Years Ended
	December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Consumer installment	14	16	22	33	22

Total recoveries	95	46	50	57	121

Net loans recovered (charged off)	(84)	(72)	(94)	(62)	(145)

Provision for loan losses	302	174	315	300	170

Allowance balance at end of period	$2,841	$2,623	$2,521	2,300	$2,062

Loans outstanding:
Average	$222,926	$204,191	$183,683	163,828	$143,560
End of period	234,055	215,653	192,880	174,943	152,828

Ratio of allowance for loan losses to loans outstanding at end of period	1.21%	1.22%	1.31	1.31%	1.35

Net recoveries (charge offs) to average loans	(0.04)	(0.04)	(0.05)	(0.04)	(0.10)
The following table illustrates the allocation of Middlefield’s allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

		Percent of		Percent of		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
(Dollars in Thousands)
Type of Loans:
Commercial and industrial	$1,151	27.6%	$1,139	24.1%	$568	21.8%	$611	18.8%	$722	18.5%
Real estate construction	50	1.2	31	1.8	32	1.8	38	1.8	37	2.1
Mortgage:
Residential	965	64.9	1,019	68.4	844	69.5	888	70.8	781	74.0
Commercial	297	3.5	145	3.2	228	4.1	230	5.4	161	2.2
Consumer installment	128	2.8	123	2.7	120	2.9	124	3.1	111	3.2
Unallocated	250	—	166	—	435	—	409	—	250	—

Total	$2,841	100%	$2,623	100%	$2,227	100%	$2,300	100%	$2,062	100%

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
Nonperforming loans as a percentage of total net loans at December 31, 2005 increased to 0.78% from 0.68% for 2004. The bank had nonaccrual loans of $1,478,000 and $279,000 at December 31, 2005 and 2004, respectively. Interest income recognized on nonaccrual loans during all of the periods was insignificant. Management does not believe the nonaccrual loans or any amounts classified as nonperforming had a significant effect on operations or liquidity in 2005. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources. Management is not aware of any information pertaining to material credits that would cause it to doubt the ability of borrowers to comply with repayment terms.
The following table summarizes nonperforming assets by category.

	At December 31,
	2005	2004	2003	2002	2001
Loans accounted for on a nonaccrual basis:

Commercial and industrial	$859	$—	$—	$—	$—
Real estate-construction	—	—	—	—	—
Real estate-mortgage:
Residential	607	279	372	357	48
Commercial	—	—	—	—	—
Consumer installment	21	—	—	—	—

Total nonaccrual loans	1,487	279	372	357	48

Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	248	239	4	30	9
Real estate-construction	—	—	—	—	—
Real estate-mortgage:	—	—	—	—	—
Residential	70	722	114	144	216
Commercial	—	209	—	—	—
Consumer installment	9	25	19	7	20

Total accruing loans which are contractually past due 90 days or more	327	1,195	137	181	245

Total non — performing loans	1,814	1,474	509	538	293
Real estate owned	—	—	—	—	—
Other non-performing assets	—	—	—	—	—

Total non-performing assets	$1,814	$1,474	$509	$538	$293

Total non-performing loans to total loans	0.78%	0.68%	0.26%	0.31%	0.19%

Total non-performing loans to total assets	0.58%	0.51%	0.19%	0.24%	0.15%

Total non-performing assets to total assets	0.58%	0.51%	0.19%	0.24%	0.15%

(1)	Represents accruing loans delinquent greater than 90 days that are considered by management to be well secured and that are in the process of collection.
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
Middlefield’s liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e. federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on Middlefield’s operating, investing, and financing activities during any given period. At December 31, 2005, cash and cash equivalents totaled $5.8 million or 1.9% of total assets while investment securities classified as available for sale totaled $57.9 million or 18.6% of total assets. Management believes that the liquidity needs of Middlefield are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable Middlefield to meet cash obligations and off-balance sheet commitments as they come due.
Operating activities provided net cash of $4.5 million, $4.0 million, and $3.5 million for 2005, 2004, and 2003, respectively, generated principally from net income of $3.7 million, $3.3 million, and $2.8 million in each of these respective periods.
Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. These cash usages primarily consisted of loan originations of $18.3 million, as well as investment purchases of $13.3 million. Partially offsetting the usage            of investment activities is $11.4 million of proceeds from investment security maturities and repayments. For the same period ended 2004, investing activities used $29.3 million in funds, principally for the net origination of loans and the purchase of investment securities of $22.7 million and $27.6 million, respectively. During the same period ended 2003, cash usages primarily consisted of loan originations of $17.9 million, as well as investment purchases of $33.0 million.
Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2005, net cash provided by financing activities totaled $16.7 million, principally derived from an increase in deposit accounts in general, and certificates specifically. Also contributing to this influx of cash was proceeds from other borrowings of $13.0 million. During 2004, net cash provided by financing activities totaled $25.7 million, principally derived from an increase in deposit accounts. During the same period ended 2003, net cash provided by financing activities was $33.4 million, principally derived from an increase in deposit accounts.
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
Middlefield is subject to federal regulations imposing minimum capital requirements. Management monitors both Middlefield’s and the Bank’s Total risk-based, Tier I risk-based and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At December 31, 2005, both Middlefield and the Bank exceeded the minimum risk-based and leverage capital ratio requirements. Middlefield’s Total risk-based, Tier I risk-based and Tier I leverage ratios were 14.41%, 13.16%, and 9.10%, and the Bank’s were 13.83%, 12.58%, and 8.68%, respectively, at December 31, 2005.
The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments.

Contractual Obligations
The following table discloses our contractual obligations and commitments as of December 31, 2005

		Less Than			After
	Total	1 Year	1 - 3 Years	4 - 5 Years	5 Years
	(Dollars in thousands)
Short-term borrowings	$6,711	$6,711	$—	$—	$—

Federal Home Loan Bank advances	26,578	4,092	15,642	4,565	2,279

Total	$33,289	$10,803	$15,642	$4,565	$2,279

	Total
	Amounts	Less Than			After
	Committed	1 Year	1 - 3 Years	4 - 5 Years	5 Years
	(Dollars in thousands)
Standby letters of credit	$125	$125	$—	$—	$—

Other commitments to extend credit (1)	45,678	45,678	—	—	—

Total	$45,803	$45,803	$—	$—	$—

(1)	Represents amounts committed to customers.
Commitments to extend credit, include loan commitments, standby letters of credit and do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.
Market for Middlefield’s Common Equity and Related Stockholder Matters
Middlefield had approximately 846 stockholders of record as of February 22, 2006. There is no established market for Middlefield common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau’s “pink sheets” under the symbol “MBCN.” The following table shows the high and low bid prices of and cash dividends paid on Middlefield common stock in 2005 and 2004, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash Dividends
	High Bid	Low Bid	per share
2005
First Quarter	$37.811	$37.769	$0.210
Second Quarter	$39.563	$39.531	$0.210
Third Quarter	$38.459	$38.412	$0.224
Fourth Quarter	$39.084	$38.885	$0.235

2004
First Quarter	$29.245	$29.125	$0.190
Second Quarter	$29.895	$29.361	$0.190
Third Quarter	$32.267	$32.072	$0.200
Fourth Quarter	$34.130	$34.110	$0.210

Financial Highlights	2001	2002	2003	2004	2005
Interest income	$13,706,569	$14,119,963	$14,647,163	$15,732,536	$17,378,504
Interest Expense	$6,747,922	$6,148,086	$5,724,907	$5,768,898	$6,654,614

Net interest Income	$6,958,647	$7,971,877	$8,922,256	$9,963,638	$10,723,890
Provision for loan loss	$170,000	$300,000	$315,000	$174,000	$302,000

Net interest Income After Provision for loan losses	$6,788,647	$7,671,877	$8,607,256	$9,789,638	$10,421,890
Noninterest Income, Including Security Gains/Losses	$1,194,193	$1,143,217	$1,428,144	$1,779,231	$2,119,237
Noninterest Expense	$4,741,374	$5,206,339	$6,105,450	$6,965,706	$7,424,640

Income Before Income Taxes	$3,241,466	$3,608,755	$3,929,950	$4,603,163	$5,116,487
Income Taxes	$970,859	$1,107,806	$1,131,330	$1,330,000	$1,415,156

Net Income	$2,270,607	$2,500,949	$2,798,620	$3,273,163	$3,701,331

Total Assets	$197,857,964	$226,245,533	$262,369,448	$291,213,986	$311,214,191
Deposits	$167,382,728	$187,384,494	$219,839,910	$239,885,451	$249,449,640
Equity Capital	$19,786,807	$21,746,408	$23,504,314	$24,822,024	$27,289,365
Equity Capital to Total Assets	10.00%	9.61%	8.96%	8.52%	8.77%
Loans Outstanding, Net	$150,766,103	$172,642,646	$190,358,883	$213,029,852	$231,213,699
Allowance For Loan Losses	$2,062,252	$2,300,485	$2,521,270	$2,623,431	$2,841,098
Net Charge-Offs (Recoveries)	$145,070	$61,767	$94,215	$71,839	$84,333
Full Time Employees (Average Equivalents)	64	66	72	73	75
Number of Offices	5	5	6	6	6

Earnings Per Share	1.69	1.86	2.09	2.41	2.77
Dividends Per Share	0.58	0.64	0.72	0.79	0.91
Book Value Per Share	14.76	16.31	17.42	18.31	19.02
Dividends Pay-out Ratio	34.00%	34.30%	34.37%	32.72%	32.10%

Cash Dividends Paid	$772,068	$857,751	$961,901	$1,070,833	$1,188,145
Return on Average Assets	1.22%	1.17%	1.13%	1.17%	1.23%
Return on Average Equity	11.89%	12.08%	12.39%	13.36%	14.43%
Notes

(1)	The above per share amounts have been restated to reflect a 5% stock dividend paid in 2002, 2003, 2004 and 2005.