Form 10-K, Exhibit 13
period 2006-12-31
MIDDLEFIELD BANC CORP
filed 2007-03-30
CIK 836147

Exhibit 13

mbc
Middlefield Banc Corp.

[Redefining a Community Bank]

2006 Annual Report

[Redefining a Community Bank] 2006 Annual Report

TOKYO
NEW YO

[Community]

com•mu•ni•ty [kuh-myoo-ni-tee] –*n.*

a social, occupational, or other group sharing common characteristics or interests

No matter how much we grow, we remain committed to our community [Community]com•mu•ni•ty bank [kuh-myoo-ni-tee]-u a special. occupaitional, or other group sharing common charactristic or interest

[ Community Bank ]	com•mu•ni•ty bank [kuh-myoo-ni-tee] [bangk] –n. a bank that has grown in size and profitability, yet remains an independent commercial bank true to the values and people who began it.

Statistical Summary
2

Decade of Progress
4

Letter to Our Shareholders
8

Letter from the Chairman
10

Consolidated Financial Statements
12

Notes to Consolidated Financial Statements
17

Management Discussion & Analysis
41

Branch Locations
58

Staff & Directors
60

Shareholder Information
63

Statistical Summary

$ 2,501
$ 2,799
$ 3,273
$ 3,701
$ 3,884
'02
'03
'04
'05
'06

Net Income *(in thousands)*

$ 226,246
$ 262,369
$ 291,214
$ 311,214
$ 340,852
'02
'03
'04
'05
'06

Total Assets *(in thousands)*

$ 21,746
$ 23,504
$ 24,822
$ 27,289
$ 30,464
'02
'03
'04
'05
'06

Equity Capital *(in thousands)*

$ 172,643
$ 190,359
$ 213,030
$ 231,214
$ 246,342
'02
'03
'04
'05
'06

Net Loans Outstanding *(in thousands)*

$ 1.77
$ 1.99
$ 2.29
$ 2.63
$ 2.74
'02
'03
'04
'05
'06

Basic Earnings Per Share

$ 0.61
$ 0.68
$ 0.75
$ 0.84
$ 0.91
'02
'03
'04
'05
'06

Dividends Per Share

[2]     Middlefield Banc Corp.

$ 15.35
$ 16.49
$ 17.67
$ 19.25
$ 20.30
'02
'03
'04
'05
'06
Book Value Per Share

1.17 %
1.13 %
1.17 %
1.23 %
1.22 %
'02
'03
'04
'05
'06
Return on Average Assests

12.08 %
12.39 %
13.36 %
14.43 %
13.59 %
'02
'03
'04
'05
'06
Return on Average Equity

2006 Annual Report      [3]

Decade of Progress

	1997	1998	1999

Interest Income	$10,599,777	$10,901,445	$11,448,619
Interest Expense	$5,083,713	$5,084,615	$5,048,276

Net interest Income	$5,516,064	$5,816,830	$6,400,343
Provision for loan loss	$200,000	$270,000	$296,000

Net interest Income After Provision for loan losses	$5,316,064	$5,546,830	$6,104,343
Noninterest Income, Including Security Gains/Losses	$546,103	$598,771	$804,358
Nonintest Expense	$3,493,280	$3,824,819	$4,254,374

Income Before Income Taxes	$2,368,887	$2,320,782	$2,654,327
Income Taxes	$624,243	$630,337	$735,318

Net Income	$1,744,644	$1,690,445	$1,919,009

Total Assets	$142,276,167	$155,557,609	$165,512,453
Deposits	$121,482,038	$128,827,889	$135,094,459
Equity Capital	$15,465,255	$16,656,797	$17,689,055
Loans Outstanding, Net	$88,320,047	$102,728,454	$119,471,741
Allowance For Loan Losses	$1,334,800	$1,538,726	$1,756,137
Net Charge-Offs (Recoveries)	$4,119	$66,074	$78,589
Full Time Employees (Average Equivalents)	56	59	61
Number of Offices	3	4	4

Earnings Per Share	1.19	1.15	1.32
Dividends Per Share	0.30	0.35	0.39
Book Value Per Share	10.56	11.36	12.13
Dividends Pay-out Ratio	24.98%	29.53%	29.82%

Cash Dividends Paid	$435,747	$499,215	$572,343
Return on Average Assets	1.23%	1.15%	1.21%
Return on Average Equity	11.67%	10.43%	11.17%

[ 4 ] Middlefield Banc Corp.

2000	2001	2002	2003	2004	2005	2006

$12,770,170	$13,706,569	$14,119,963	$14,647,163	$15,732,536	$17,378,504	$19,494,550
$5,909,884	$6,747,922	$6,148,086	$5,724,907	$5,768,898	$6,654,614	$8,567,442

$6,860,286	$6,958,647	$7,971,877	$8,922,256	$9,963,638	$10,723,890	$10,927,108
$275,000	$170,000	$300,000	$315,000	$174,000	$302,000	$60,000

$6,585,286	$6,788,647	$7,671,877	$8,607,256	$9,789,638	$10,421,890	$10,867,108
$982,663	$1,194,193	$1,143,217	$1,428,144	$1,779,231	$2,119,237	$2,427,455
$4,408,617	$4,741,374	$5,206,339	$6,105,450	$6,965,706	$7,424,640	$7,938,373

$3,159,332	$3,241,466	$3,608,755	$3,929,950	$4,603,163	$5,116,487	$5,356,190
$992,661	$970,859	$1,107,806	$1,131,330	$1,330,000	$1,415,156	$1,471,943

$2,166,671	$2,270,607	$2,500,949	$2,798,620	$3,273,163	$3,701,331	$3,884,247

$176,488,813	$197,857,964	$226,245,533	$262,369,448	$291,213,986	$311,214,191	$340,851,704
$147,166,046	$167,382,728	$187,384,494	$219,839,910	$239,885,451	$249,449,640	$271,050,193
$18,243,362	$19,786,807	$21,746,408	$23,504,314	$24,822,024	$27,289,365	$30,463,934
$133,266,893	$150,766,103	$172,642,646	$190,358,883	$213,029,852	$231,213,699	$246,341,647
$2,037,322	$2,062,252	$2,300,485	$2,521,270	$2,623,431	$2,841,098	$2,848,887
$(6,185)	$145,070	$61,767	$94,215	$71,839	$84,333	$52,211
57	64	66	72	73	75	80
4	5	5	6	6	6	8

1.58	1.61	1.77	1.99	2.30	2.64	2.74
0.42	0.55	0.61	0.69	0.75	0.84	0.91
12.96	14.06	15.53	16.59	17.44	18.11	20.30
27.47%	34.00%	34.30%	34.37%	32.72%	32.10%	33.87%

$595,255	$772,068	$857,751	$961,901	$1,083,197	$1,188,147	$1,315,418
1.31%	1.22%	1.17%	1.13%	1.17%	1.23%	1.22%
12.83%	11.89%	12.08%	12.39%	13.36%	14.43%	13.59%

NOTES: The above per share amounts have been restated to reflect the 10% stock dividend paid in 1997 and 1998, the two-for-one stock split effected in 2000 and the 5% stock dividend paid in 2002, 2003, 2004, 2005 and 2006.
2006 Annual Report      [5]

[Growth] growth[grohth]-n anticipated progressive development especially in capital value and income

Letter to Our Shareholders
To our Shareholders and Friends
On behalf of the employees and directors of Middlefield Banc Corp., I am pleased to present our Annual Report for the year 2006. During the year, your company achieved strong financial results and made continued progress in its strategic plan for long-term growth and reward for our shareholders. As you read this report, I believe that you will see that 2006 was a year of obstacles overcome, as well as one during which your company began a transformational process.
As with the great majority of financial institutions in this land, we struggled throughout the past year with an extremely constricted net interest margin. An inverted interest rate curve alternated with a flat interest rate curve. The Federal Reserve’s Open Market Committee continued to gradually escalate interest rates. Growth and earnings pressures led to irrational pricing on the part of many of our competitors for both loans and deposits.
In the face of those many hurdles, Middlefield Banc Corp. was able to achieve a new level of earnings during 2006. The total net income of $3,884,247 was 4.94% above our 2005 bottom line figure. Diluted earnings per share were $2.70, which compares favorably to 2005’s figure of $2.59. Our return on average equity for 2006 was 13.59%, while our return on average assets was 1.22%. The respective returns for 2005 were 14.43% and 1.23%.
Although not reaching double digits, our asset growth of 9.5% was strong. Net loans, which stood at $246.3 million at year-end 2006, were up 6.5%, or $15.1 million, from the year prior period. Funding for loans primarily came through deposit growth of $21.6 million. This 8.7% increase in deposits saw us end the year with total deposits of just over $270.0 million. As part of the challenge of growing earnings, you will note that 2006 was witness to a shift from lower cost deposits to more expensive certificates of deposit. Not only did this have an impact in the year just ended, it will also weigh upon us in 2007.
Both our total asset levels, of approximately $340.9 million, and our total stockholders’ equity, of $30.5 million, were also new all-time highs. It was only in 2002 that we first surpassed $200 million in total assets and $20 million of total stockholders’ equity. From a broader historical perspective, the achievement of reaching $100 million in total assets and $10 million in stockholders’ equity occurred in 1993.
Representative of the strategic focus of Middlefield Banc Corp. and The Middlefield Banking Company are the bank’s newest office locations. In November of 2006, we were pleased to open a loan production office in the City of Cortland in Trumbull County. We were fortunate to gain the services of Dennis E. Linville, a long-time Trumbull County banker, to lead our efforts in that market. Presently, our plans include establishing a full service banking office in Cortland within the next 12 – 18 months.
Following closely on the heels of the Cortland office was the opening of our seventh full service banking office. Located in the heart of Newbury Township in Geauga County, this office serves as the cornerstone of a planned retail center, which will help fulfill the vision of the township trustees. In a relatively short period, we have seen strong deposit growth as the community has welcomed a local banking presence.
We are excited about this growth. However, the most exciting news of 2006 was the November announcement of our agreement to acquire Emerald Bank. Located in Dublin, Ohio, Emerald Bank was founded in mid-2004
[ 8 ] Middlefield Banc Corp.

and has grown to $40 million in assets. We are working to gain approval of the Emerald Bank shareholders and the various regulatory authorities. Our intention is to convert Emerald’s savings bank charter to that of a commercial bank, similar to The Middlefield Banking Company, and to more fully gain advantage of the dynamic central Ohio market.
As we have shared with you previously, the introduction of technology continues to benefit our operations. Growing from our early 2005 introduction of image-based item processing, 2006 witnessed the addition of e_mail statements, expanded images available through our Internet banking product, the two-way exchange of imaged items with the Federal Reserve Bank, and the introduction of remote merchant capture for our business customers. This last product permits our commercial customers to make deposits to their accounts with us, having never left the comfort of their offices. If you have not done so recently, we invite you to visit us at www.middlefieldbank.com to learn more of the broad array of products and services that we are proud to offer.
In December 2006, Middlefield Banc Corp. once again paid a 5% stock dividend. We have adopted this practice for the benefit of our shareholders, along with paying a strong cash dividend. It remains our commitment that your belief in us is linked to a duty to be responsible stewards of your investment. Our reward to you should provide both short-term and long-term value.
One additional note on the transformation of Middlefield Banc Corp. is very significant. At our Annual Meeting of Shareholders this year, Donald D. Hunter will retire from the board of directors. Having joined the board in May of 1977, Mr. Hunter has faithfully applied his stewardship to the growth of our organization. When Mr. Hunter began his 30-year affiliation with The Middlefield Banking Company it had one office and assets of less than $20 million. As Chairman of the Board of Directors, Mr. Hunter has steadfastly provided guidance for all who have had the pleasure of working with him. His attention to detail and gentlemanly manner will be sorely missed and we wish him only the best.
As is reflected in Mr. Hunter’s contributions, I fully recognize that none of the achievements of this past year would have been possible without the dedication and hard work of our employees and directors. My sincere appreciation goes to those who have served to make Middlefield Banc Corp. a stronger, more efficient organization.
Sincerely:
Thomas G.Caldwell
President and Chief Executive Officer
2006 Annual Report      [9]

Letter from the Chairman
“You will get all you want in life if you help enough other people get what they want.”
As Chairman of the Board of Directors of The Middlefield Banking Company and Middlefield Banc Corp., I am proud to say I have been an active part of this institution’s time in history since 1977. Thirty years to day. I have seen our fine bank grow from a modest level in the earliest days with assets of less than $20 million in 1977 to over $340 million in assets at year-end 2006. We have successfully completed seven branch offices in addition to expansion to the Main Office building, with each location offering its share of challenges, opportunity and personal service in each community we serve. To meet those challenges our seven “Core Values” have given the answer.
CUSTOMER SERVICE
HONESTY and INTEGRITY
EFFICIENCY
TEAM FOCUS
COMMUNITY COMMITMENT
PROACTIVE APPROACH
SHAREHOLDER COMMITMENT
The Middlefield Banking Company moved into the computer age in 1982, installing the first computer system in the basement of the bank. Today, we have fully integrated computers operating at lightening speed with online banking from a customer’s home or office through EasyLink, offering instant access to your personal accounts.
This availability comes with the latest in security and protection. Tomorrow, I’m sure, will continue to bring new changes in communications and bank operations.
Our community has also changed over the years as well. Once a thriving, agricultural small town in the Western Reserve, merely the last stop of the Interurban Railway, Middlefield is now the center of an industrial revolution within Geauga County. Our area has become home to manufacturing and distribution giants like KraftMaid Cabinetry, Dillon Products, Johnson Rubber, Duramax Marine, Gold Key Processing, and a host of polymer, wood and manufacturing facilities. The Middlefield Banking Company has been instrumental in the furtherance of many of these fine businesses and has contributed to the growth of many more. We have been blessed with many retail, service, food and related businesses moving to our area in support of residents and workers alike.
The Middlefield Banking Company’s success has hinged on community service and the loyalty and dedication of all of our customers. I’m extremely proud of our knowledgeable, caring staff, the leadership of our qualified administrators, and members of the board of directors.
I personally thank all of the stockholders for your support and trust over the past thirty years and pray you continue with that same trust and support to the officers and directors of The Middlefield Banking Company and Middlefield Banc Corp. for the future success of your investment.
Very truly yours,
Donald D. Hunter
Chairman, Board of Directors
[ 10 ]  Middlefield Banc Corp.

[Tradition]

tra·di·tion [truh-dish-uhn] *–n.*
the handing down of information, beliefs, and customs by word of mouth or by example from one generation to another

Consolidated Statements

	Year Ended December 31,
Consolidated Balance Sheets	2006	2005

ASSETS
Cash and due from banks	$6,893,148	$5,294,641
Federal funds sold	6,200,000	—
Interest-bearing deposits in other institutions	546,454	526,523

Cash and cash equivalents	13,639,602	5,821,164
Investment securities available for sale	63,048,135	57,887,130
Investment securities held to maturity (fair value of $134,306 and $232,967)	125,853	221,453
Loans	249,190,534	234,054,797
Less allowance for loan losses	2,848,887	2,841,098

Net loans	246,341,647	231,213,699
Premises and equipment	6,742,465	6,624,776
Bank-owned life insurance	6,872,743	5,632,982
Accrued interest and other assets	4,081,259	3,812,987

TOTAL ASSETS	$340,851,704	$311,214,191

LIABILITIES
Deposits:
Non-interest-bearing demand	$41,002,573	$39,782,375
Interest-bearing demand	11,724,173	9,362,399
Money market	14,738,767	13,078,829
Savings	54,246,499	66,495,057
Time	149,338,181	120,730,980

Total deposits	271,050,193	249,449,640
Short-term borrowings	1,609,738	6,710,914
Other borrowings	36,112,738	26,578,211
Accrued interest and other liabilities	1,615,101	1,186,061

TOTAL LIABILITIES	$310,387,770	$283,924,826

STOCKHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized, 1,519,887 and 1,434,987 shares issued	19,507,257	15,976,335
Retained earnings	14,685,971	14,959,891
Accumulated other comprehensive loss	(520,987)	(677,088)
Treasury stock, at cost; 95,080 shares in 2006 and 89,333 shares in 2005	(3,208,307)	(2,969,773)

TOTAL STOCKHOLDERS’ EQUITY	30,463,934	27,289,365

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$340,851,704	$311,214,191

See accompanying notes to consolidated financial statements.
[ 12 ]   Middlefield Banc Corp.

	Year Ended December 31,
Consolidated Statement of Income	2006	2005	2004

INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$17,092,516	$15,040,518	$13,617,560
Interest-bearing deposits in other institutions	20,175	15,500	5,641
Federal funds sold	117,115	35,173	50,608
Investment securities:
Taxable	1,143,375	1,353,035	1,400,063
Tax-exempt	1,038,318	864,745	604,399
Other dividend income	83,051	69,533	54,265

TOTAL INTEREST AND DIVIDEND INCOME	19,494,550	17,378,504	15,732,536

INTEREST EXPENSE
Deposits	7,157,226	5,520,206	4,905,899
Short-term borrowings	167,475	103,836	2,180
Other borrowings	1,242,741	1,030,572	860,819

TOTAL INTEREST EXPENSE	8,567,442	6,654,614	5,768,898

NET INTEREST INCOME	10,927,108	10,723,890	9,963,638
Provision for loan losses	60,000	302,000	174,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,867,108	10,421,890	9,789,638

NONINTEREST INCOME
Service charges on deposit accounts	1,800,173	1,579,121	1,402,027
Investment securities losses	(5,868)	—	(98,375)
Earnings on bank-owned life insurance	239,761	208,677	221,919
Other income	393,389	331,439	253,561

TOTAL NONINTEREST INCOME	2,427,455	2,119,237	1,779,132

NONINTEREST EXPENSE
Salaries and employee benefits	3,675,120	3,568,603	3,442,262
Occupancy	507,250	495,982	494,759
Equipment	440,878	432,635	356,346
Data processing costs	634,707	625,856	538,349
Professional fees	333,932	293,138	252,731
Ohio state franchise tax	360,000	284,950	285,050
Advertising	331,644	302,679	253,858
Postage and freight	189,629	189,970	178,717
Other expense	1,465,213	1,230,826	1,163,535

TOTAL NONINTEREST EXPENSE	7,938,373	7,424,639	6,965,607

Income before income taxes	5,356,190	5,116,488	4,603,163
Income taxes	1,471,943	1,415,156	1,330,000

NET INCOME	$3,884,247	$3,701,332	$3,273,163

EARNINGS PER SHARE
Basic	$2.74	$2.63	$2.29
Diluted	2.70	2.59	2.27

See accompanying notes to consolidated financial statements.
2006 Annual Report   [ 13 ]

Consolidated Statements

				Accumulated
				Other		Total
Consolidated Statement of	Common Stock		Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
Changes in Stockholders’ Equity	Shares	Amount	Earnings	Income (Los)	Stock	Equity	Income (Loss)

Balance, December 31, 2003	1,279,128	10,038,156	15,085,868	125,199	(1,744,909)	23,504,314
Net income			3,273,163			3,273,163	$3,273,163
Other comprehensive loss:
Unrealized loss on available for sale securities net of reclassification adjustment, net of tax benefit of $79,272				(153,881)		(153,881)	(153,881)
Comprehensive income							$3,119,282
Exercise of stock options	521	14,198				14,199
Sale of treasury stock	8,154	277,171				277,171
Purchase of treasury stock					(1,224,864)	(1,224,864)
Five percent stock dividend (including cash paid for fractional shares)	61,387	2,271,282	(2,283,646)			(12,364)
Dividend reinvestment plan	6,298	215,120				215,120
Cash dividends ($.75 per share)			(1,070,833)			(1,070,833)

Balance, December 31, 2004	1,355,488	12,815,927	15,004,552	(28,682)	(2,969,773)	24,822,024

Net income			3,701,332			3,701,332	$3,701,332
Other comprehensive loss:
Unrealized loss on available for sale securities, net of tax benefit of $334,058				(648,406)		(648,406)	(648,406)
Comprehensive income							$3,052,926
Exercise of stock options	2,583	71,386				71,386
Common stock issued	7,158	285,669				285,669
Five percent stock dividend (including cash paid for fractional shares)	63,549	2,557,847	(2,572,949)			(15,102)
Dividend reinvestment plan	6,209	245,506				245,506
Cash dividends ($.84 per share)			(1,173,044)			(1,173,044)

Balance, December 31, 2005	1,434,987	15,976,335	14,959,891	(677,088)	(2,969,773)	27,289,365

Net income			3,884,247			3,884,247	$3,884,247
Other comprehensive income:
Unrealized gain on available for sale securities, net of reclassification adjustment, net of taxes of $80,416			156,101		156,101		156,101
Comprehensive income							$4,040,348
Exercise of stock options	2,439	62,115				62,115
Purchase of treasury stock					(238,534)	(238,534)
Common stock issued	7,420	305,711				305,711
Five percent stock dividend (including cash paid for fractional shares)	67,284	2,842,749	(2,859,600)			(16,851)
Dividend reinvestment plan	7,757	320,347				320,347
Cash dividends ($.91 per share)			(1,298,567)			(1,298,567)

Balance, December 31, 2006	1,519,887	$19,507,257	$14,685,971	$(520,987)	$(3,208,307)	$30,463,934

				2006	2005	2004

Components of comprehensive income (loss):
Change in net unrealized gain (loss) on investments available for sale				$152,228	$(648,406)	$(218,808)
Realized losses included in net income, net of taxes of $1,995, $0 and $33,448				3,873	—	64,927

TOTAL				$156,101	$(648,406)	$153,881

See accompanying notes to consolidated financial statements.
[ 14 ]   Middlefield Banc Corp.

	Year Ended December 31,
Consolidated Statement of Cash Flows	2006	2005	2004

OPERATING ACTIVITIES
Net income	$3,884,247	$3,701,332	$3,273,163
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	60,000	302,000	174,000
Depreciation and amortization	578,592	448,386	403,916
Amortization of premium and discount on investment securities	233,044	289,111	260,198
Amortization of net deferred loan fees	(78,577)	(139,722)	(134,758)
Investment securities losses	5,868	—	98,375
Earnings on bank-owned life insurance	(239,761)	(208,677)	(221,919)
Deferred income taxes	(58,058)	(85,339)	(33,704)
Increase in accrued interest receivable	(87,907)	(217,022)	(75,303)
Increase (decrease) in accrued interest payable	350,939	155,449	(25,617)
Other, net	(142,067)	(280,533)	299,533

Net cash provided by operating activities	4,506,320	3,964,985	4,017,884

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in other institutions, net	—	614,506	(75,359)
Investment securities available for sale:
Proceeds from repayments and maturities	11,109,971	11,361,937	14,857,656
Purchases	(16,932,389)	(13,279,687)	(27,638,162)
Proceeds from sales	658,976	—	4,912,619
Investment securities held to maturity:
Proceeds from repayments and maturities	95,643	—	1,639,200
Increase in loans, net	(15,109,371)	(18,346,125)	(22,710,211)
Purchase of Federal Home Loan Bank stock	(93,000)	(63,300)	(53,300)
Purchase of bank-owned life insurance	(1,000,000)	—	—
Purchase of premises and equipment	(585,837)	(455,570)	(213,580)

Net cash used for investing activities	(21,856,007)	(20,168,239)	(29,281,137)

FINANCING ACTIVITIES
Net increase in deposits	21,600,553	9,564,189	20,045,541
Increase (decrease) in short-term borrowings, net	(5,101,176)	4,839,151	1,426,944
Proceeds from other borrowings	16,248,000	7,000,000	9,000,000
Repayment of other borrowings	(6,713,473)	(4,105,113)	(2,982,337)
Purchase of treasury stock	(238,534)	—	(1,224,864)
Exercise of stock options	62,115	71,386	14,198
Common stock issued	305,711	285,669	277,171
Proceeds from dividend reinvestment plan	320,347	245,506	215,120
Cash dividends	(1,315,418)	(1,188,146)	(1,083,197)

Net cash provided by financing activities	25,168,125	16,712,642	25,688,576

Increase in cash and cash equivalents	7,818,438	509,388	425,323

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,821,164	5,311,776	4,886,453

CASH AND CASH EQUIVALENTS AT END OF YEAR	$13,639,602	$5,821,164	$5,311,776

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$8,216,503	$6,499,165	$5,794,515
Income taxes	1,498,363	1,540,000	1,280,000

See accompanying notes to consolidated financial statements.
2006 Annual Report   [ 15 ]

Notes to Consolidated Financial Statements
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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
2006 Annual Report       [ 17 ]

Notes to Consolidated Financial Statements
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

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. e Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.

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

Bank-Owned Life Insurance (BOLI)

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included
[ 18 ]       Middlefield Banc Corp.

as an asset on the consolidated statements of financial condition, and any increases in the cash surrender value are recorded as noninterest income on the consolidated statements of income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

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

Stock Options

In December 2004, the FASB issued FAS No. 123R, Share-Based Payment, which revised FAS 123, Accounting for Stock-Based Compensation, and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. FAS 123R requires the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options, to be recognized as employee compensation expense over the requisite service period. The Company adopted FAS 123R on January 1, 2006 and applied the modified prospective transition method. Under this transition method, the Company (1) did not restate any prior periods and (2) are recognizing compensation expense for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair values and service periods used to prepare the FAS 123 pro-forma disclosures.

Prior to adopting FAS 123R, the Company accounted for share-based payment awards using the intrinsic value method of APB 25 and related interpretations. Under APB 25, the Company did not record compensation expense for employee share options, unless the awards were modified, because the share options were granted with exercise prices equal to or greater than the fair value of our stock on the date of grant. The following table illustrates the effect on reported net income and earnings per share applicable to common shareholders for the years ended December 31, 2005 and 2004, had we accounted for our share-based compensation plans using the fair value method of FAS 123:

	2005	2004

Net income as reported:	$3,701,331	$3,273,163
Less pro forma expense related to option	60,259	57,308

Pro forma net income	$3,641,072	$3,215,855

Basic net income per common share:
As reported	$2.63	$2.29
Pro forma	2.59	2.25
Diluted net income per common share:
As reported	$2.59	$2.27
Pro forma	2.55	2.23

2006 Annual Report       [ 19 ]

Notes to Consolidated Financial Statements
During the year ended December 31, 2006, the Company recorded no compensation as no options vested during the year. As of December 31, 2006, there was approximately $26,435 of unrecognized compensation cost related to unvested share-based compensation awards granted. at cost is expected to be recognized in 2007.

FAS 123R requires that the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) be classified as financing cash flows. Prior to the adoption of FAS 123R, such excess tax benefits were presented as operating cash flows. Accordingly, there have been no excess tax benefits that have been classified as a financing cash inflow for the year ended December 31, 2006 in the Consolidated Statements of Cash Flows.

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

	Expected Dividend			Expected Life
Grant Year	Yield	Risk-Free Interest Rate	Expected Volatility	(in years)
2002	2.72%	4.19%	27.04%	9.94
2003	2.72	4.25	14.00	9.94
2004	2.39	4.00	8.79	9.94
2005	2.35	4.49	18.05	9.94
2006	2.27	4.67	7.18	9.94

The weighted average fair value of each stock option granted for 2006, 2005 and 2004 was $7.55, $9.96 and $4.76, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004, was $16,219, $16,458, and $4,060, respectively.

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions and “Cash and due from banks,” “Federal funds sold,” and “Interest-bearing deposits with other institutions” with original maturities of less than 90 days.

Advertising Costs

Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $331,644, $302,679 and $253,858, for 2006, 2005, and 2004, respectively.

Reclassification of Comparative Amounts

Certain comparative amounts for prior years have been reclassified to conform to current year presentations. Such reclassifications did not affect net income or retained earnings.
[ 20 ]      Middlefield Banc Corp.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 155, Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140. FAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. is statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2006, the FASB issued FAS No. 156, Accounting for Servicing of Financial Assets. This statement, which is an amendment to FAS No. 140, will simplify the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, FAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. FAS No. 156 also clarifies when an obligation to service financial assets should be separately recognized as a servicing asset or a servicing liability; requires that a separately recognized servicing asset or servicing liability be initially measured at fair value, if practicable; and permits an entity with a separately recognized servicing asset or servicing liability to choose either of the amortization or fair value methods for subsequent measurement. The provisions of FAS No. 156 are effective as of the beginning of the first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS No. 158 requires that a company recognize the overfunded or underfunded status of its defined benefit post retirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position and that it recognize changes in the funded status in the year in which the changes occur through other comprehensive income. FAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the fiscal year-end, in addition to footnote disclosures. FAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FAS No. 109, Accounting for Income Taxes, and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. This Interpretation clarifies that management is expected to evaluate an income tax position taken or expected to be taken for likelihood of realization before recording any amounts for such position in the financial statement. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. This Interpretation is effective for fiscal years beginning after December 15, 2006, and will require management to evaluate every open tax position that exists in every jurisdiction on the date of initial adoption. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.
2006 Annual Report       [ 21 ]

Notes to Consolidated Financial Statements
In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations or financial condition.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-5 (“EITF 06-5”), Accounting for Purchases of Life Insurance—Determining the Amount at Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations or financial condition.

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

	2006	2005	2004

Weighted-average common shares outstanding	1,510,917	1,496,931	1,484,496

Average treasury stock shares	(92,809)	(89,333)	(55,588)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,418,108	1,407,598	1,428,908

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	21,904	21,167	12,937

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,440,012	1,428,765	1,441,845

There were no options to purchase shares of common stock that were anti-dilutive.
[ 22 ] Middlefield Banc Corp.

3.	STOCK DIVIDEND

The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 1, 2006, payable December 15, 2006. As a result of the dividend, 67,284 additional shares of the Company’s common stock were issued, common stock was increased by $2,842,749, and retained earnings decreased by $2,859,600.

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

4.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated market values of securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2006	Cost	Gains	Losses	Value

U.S. government agency securities	$7,253,348	$1,911	$(110,073)	$7,145,186
Obligations of states and political subdivisions:
Taxable	748,877	—	(22,205)	726,672
Tax-exempt	38,181,724	139,789	(353,231)	37,968,282
Mortgage-backed securities	16,959,278	377	(490,850)	16,468,805

Total debt securities	63,143,227	142,077	(976,359)	62,308,945
Equity securities	694,283	48,207	(3,300)	739,190

Total	$63,837,510	$190,284	$(979,659)	$63,048,135

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2005	Cost	Gains	Losses	Value

U.S. government agency securities	$7,260,666	$10,229	$(111,690)	$7,159,205
Obligations of states and political subdivisions:
Taxable	748,530	—	(23,178)	725,352
Tax-exempt	28,231,048	97,897	(330,847)	27,998,098
Mortgage-backed securities	22,228,515	15,432	(639,968)	21,603,979

Total debt securities	58,468,759	123,558	(1,105,683)	57,486,634
Equity securities	444,264	1,050	(44,818)	400,496

Total	$58,913,023	$124,608	$(1,150,501)	$57,887,130

2006 Annual Report   [ 23 ]

Notes to Consolidated Financial Statements
The amortized cost and fair value of debt securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

Due in one year or less	$4,985,309	$4,969,797
Due after one year through five years	11,805,080	11,648,162
Due after five years through ten years	10,860,559	10,773,532
Due after ten years	35,492,279	34,917,454

Total	$63,143,227	$62,308,945

Investment securities with an approximate carrying value of $21,121,334 and $22,867,265 at December 31, 2006 and 2005, respectively, were pledged to secure deposits and other purposes as required by law.

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities available for sale for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004

Proceeds from sales	$658,976	$—	$4,912,619
Gross gains	—	—	—
Gross losses	5,868	—	98,375

5.	INVESTMENT SECURITIES HELD TO MATURITY

The amortized cost and fair values of investment securities held to maturity are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2006	Cost	Gains	Losses	Value

Obligations of states and political subdivisions:	$125,853	$8,453	$—	$134,306

Total	$125,853	$8,453	—	$134,306

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2005	Cost	Gains	Losses	Value

Obligations of states and political subdivisions:	$221,453	$11,514	$—	$232,967

Total	$221,453	$11,514	—	$232,967

The amortized cost and fair value of debt securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
[ 24 ]   Middlefield Banc Corp.

	Amortized	Fair
	Cost	Value

Due after one year through five years	$25,853	$26,931
Due after five years through ten year	100,000	107,375

Total	$125,853	$134,306

Investment securities held to maturity with carrying values of approximately $89,957 and fair values of approximately $90,857 at December 31, 2005, were pledged to secure public deposits and other purposes required by law. There were no investment securities held to maturity that were pledged at December 31, 2006.

6.	UNREALIZED LOSSES ON SECURITIES

The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2006.

	Less Than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2006	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$495,470	$(2,518)	$5,995,855	$(107,555)	$6,491,325	$(110,073)
Obligations of states and political subdivisions	12,725,091	(149,101)	12,310,231	(226,335)	25,035,322	(375,436)
Mortgage-backed securities	486,318	(11,214)	15,927,958	(479,636)	16,414,276	(490,850)
Equity securities	42,650	(3,300)	—	—	42,650	(3,300)

Total	$13,749,529	$(166,133)	$34,234,044	$(813,526)	$47,983,573	$(979,659)

	Less Than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2005	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$3,576,063	$(43,743)	$2,421,251	$(67,947)	$5,997,314	$(111,690)
Obligations of states and political subdivisions	16,016,108	(236,088)	4,576,188	(117,937)	20,592,296	(354,025)
Mortgage-backed securities	6,205,491	(119,155)	14,511,847	(520,813)	20,717,338	(639,968)
Equity securities	353,495	(44,818)	—	—	353,495	(44,818)

Total	$26,151,157	$(443,804)	$21,509,286	$(706,697)	$47,660,443	$(1,150,501)

The policy of the Company is to recognize an other-than-temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. There are 150 securities that are considered temporarily impaired at December 31, 2006. The Company reviews its position quarterly and has asserted that at December 31, 2006, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest during the period.
2006 Annual Report   [ 25 ]

Notes to Consolidated Financial Statements
7.	LOANS

Major classifications of loans are summarized as follows:

	2006	2005

Commercial and industrial	$68,496,089	$65,161,490
Real estate — construction	2,457,928	2,724,958
Real estate — mortgage:
Residential	162,916,830	151,981,388
Commercial	9,948,568	8,208,572
Consumer installment	5,371,119	5,978,389

	249,190,534	234,054,797
Less allowance for loan losses	2,848,887	2,841,098

Net loans	$246,341,647	$231,213,699

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2006 and 2005, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

Nonperforming loans consist of commercial and consumer loans which are on a nonaccrual basis and loans contractually past due 90 days or more but are not on nonaccrual status because they are well secured or in the process of collection.

Information regarding nonperforming loans at December 31 is as follows:

	2006	2005

90 days or more past due and accruing interest	$208,778	$326,633
Nonaccrual loans	1,180,248	1,487,446

Total nonperforming loans	$1,389,026	$1,814,079

Information regarding impaired loans at December 31 is as follows:

	2006	2005

Impaired loans without a related allowance for loan loss	—	—
Impaired loans with a related allowance for loan loss	289,754	1,106,221
Related allowance for loan loss	71,214	224,155
Average recorded investment in impaired loans	231,376	764,396
Interest income recognized	3,177	23,152

[ 26 ]   Middlefield Banc Corp.

8.	ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2006	2005	2004

Balance, January 1	$2,841,098	$2,623,431	$2,521,270
Add:
Provisions charged to operations	60,000	302,000	174,000
Recoveries	27,809	95,077	46,643
Less loans charged off	80,020	179,410	118,482

Balance, December 31	$2,848,887	$2,841,098	$2,623,431

9.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2006	2005

Land and land improvements	$1,537,930	$1,295,938
Building and leasehold improvements	7,149,204	6,999,015
Furniture, fixtures, and equipment	3,335,681	3,142,025

	12,022,815	11,436,978
Less accumulated depreciation and amortization	5,280,350	4,812,202

Total	$6,742,465	$6,624,776

Depreciation and amortization charged to operations was $468,148 in 2006, $448,386 in 2005, and $403,916 in 2004.
10.	OTHER ASSETS

The components of other assets are as follows:

	2006	2005

FHLB stock	$1,507,300	$1,414,300
Accrued interest on investment securities	346,099	347,580
Accrued interest on loans	764,656	675,268
Deferred tax asset, net	847,456	869,816
Other	615,748	506,023

Total	$4,081,259	$3,812,987

2006 Annual Report   [ 27 ]

Notes to Consolidated Financial Statements
11.	DEPOSITS

Time deposits at December 31, 2006, mature $86,529,430, $45,157,774, $8,791,675, $4,733,459, and $4,125,843 during 2007, 2008, 2009, 2010, and 2011, respectively.

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $36,344,299 and $27,398,766 at December 31, 2006 and 2005, respectively.

Maturities on time deposits of $100,000 or more at December 31, 2006, are as follows:

Within three months	$4,991,253
Beyond three but within six months	6,024,266
Beyond six but within twelve months	7,345,317
Beyond one year	17,983,463

Total	$36,344,299

12.	SHORT-TERM BORROWINGS

The outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and federal funds purchased, are summarized as follows:

	2006	2005

Balance at year-end	$1,609,738	$6,710,914
Average balance outstanding	3,281,340	1,844,018
Maximum month-end balance	8,245,406	6,710,914
Weighted-average rate at year-end	4.35%	4.38%
Weighted-average rate during the year	5.10%	5.63%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 8.0 percent, from Lorain National Bank. At December 31, 2006 and December 31, 2005, there were no outstanding balances of this line.
[ 28 ]   Middlefield Banc Corp.

13.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB as follows:

			Weighted-
	Maturity range		average	Stated interest rate range
Description	from	to	interest rate	from	to	2006	2005

Fixed rate	09/13/07	08/04/08	4.33%	3.37%	5.38%	$7,000,000	$2,510,000
Fixed rate amortizing	07/01/07	06/01/25	4.19	2.70	6.40	12,864,738	16,068,211
Convertible	09/04/08	07/28/10	5.64	5.36	6.45	8,000,000	8,000,000
Junior subordinated debt	12/21/37	12/21/37	6.58	6.58	6.58	8,248,000	—

						$36,112,738	$26,578,211

The scheduled maturities of advances outstanding are as follows:

	Year Ending December 31,
	2006
		Weighted-
	Amount	Average Rate

2007	$8,967,420	4.09%
2008	11,339,778	5.07
2009	2,186,199	4.28
2010	3,092,373	5.48
2011	802,624	3.70
Beyond 2011	9,724,344	6.16

	$36,112,738	4.76%

The Bank entered into a ten-year “Convertible Select” fixed commitment advance arrangement with the FHLB. Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change the Bank may exercise a put option and satisfy the obligation without penalty.

Advances from the FHLB maturing July 1, 2007, June 1, 2009, February 1, 2012, June 4, 2012, February 2, 2013, February 26, 2014, July 28, 2014, September 13, 2014, June 1, 2015, June 4, 2017, February 1, 2018, February 26, 2019, February 1, 2023, and June 1, 2025, require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under terms of a blanket agreement, collateral for the FHLB borrowings are secured by certain qualifying assets of the Bank, which consist principally of first mortgage loans. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $133 million at December 31, 2006.

In December 2006, the Company formed a special purpose entity (“Entity”) to issue $8,000,000 of floating rate, obligated mandatorily redeemable securities and $248,000 in common securities as part of a pooled offering. The rate is fixed through January 2012 at 6.58 percent and floats quarterly thereafter, equal to LIBOR plus 1.67 percent. The Entity may redeem them, in whole or in part, at face value after January 30, 2012. The Company borrowed the proceeds of the issuance from the Entity in December 2006 in the form of an $8,248,000 note payable, which is included in the liabilities section of the Company’s Consolidated Balance Sheet. Debt issue costs of $248,000 have been capitalized and are being amortized through the first call date.
2006 Annual Report   [ 29 ]

Notes to Consolidated Financial Statements
14.	OTHER LIABILITIES

The components of other liabilities are as follows:

	2006	2005

Accrued interest payable	$888,855	$537,916
Other	726,246	648,145

Total	$1,615,101	$1,186,061

15.	INCOME TAXES

The provision for federal income taxes consists of:

	2006	2005	2004

Current payable	$1,530,001	$1,500,495	$1,363,704
Deferred	(58,058)	(85,339)	(33,704)

Total provision	$1,471,943	$1,415,156	$1,330,000

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2006	2005

Deferred tax assets:
Allowance for loan losses	$899,689	$897,040
Net unrealized loss on securities	268,386	348,804
Supplemental retirement plan	93,045	68,716

Gross deferred tax assets	1,261,120	1,314,560

Deferred tax liabilities:
Deferred origination fees, net	106,328	136,037
Premises and equipment	116,635	145,392
Other	190,701	163,315

Gross deferred tax liabilities	413,664	444,744

Net deferred tax assets	$847,456	$869,816

No valuation allowance was established at December 31, 2006 and 2005, in view of the Company’s ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.
[ 30 ]   Middlefield Banc Corp.

     The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

	2006		2005		2004
		%of		%of		%of
		Pre-tax		Pre-tax		Pre-tax
	Amount	Income	Amount	Income	Amount	Income

Provision at statutory rate	$1,821,105	34.0%	$1,739,606	34.0%	$1,565,076	34.0%
Tax-free income	(437,874)	(8.2)	(295,146)	5.8	(208,593)	(6.1)
Nondeductible interest expense	54,673	1.0	38,639	0.8	26,485	0.6
Other	34,039	0.7	(67,923)	(1.4)	(52,968)	0.4

Actual tax expense and effective rate	$1,471,943	27.5%	$1,415,176	27.6%	$1,330,000	28.9%

16.	EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains a section 401(k) employee savings and investment plan for all full-time employees and officers of the Bank with more than one year of service. The Bank’s contribution to the plan is based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 15 percent of salary. Employee contributions are vested at all times, and the Bank contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for 2006, 2005, and 2004 to this plan amounted to $71,516, $62,755, and $63,083, and respectively.

Supplemental Retirement Plan

The Bank maintains a Directors Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the net periodic pension cost for the Directors retirement plans for the years ended:

	Directors’ Retirement Plan
	2006	2005	2004

Components of net periodic pension costs
Service cost	$9,510	$12,756	$25,684
Interest cost	9,791	9,948	8,380

Net periodic pension cost	$19,301	$22,704	$34,064

2006 Annual Report   [ 31 ]

Notes to Consolidated Financial Statements
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

The following table presents share data related to the outstanding options:

		Weighted-		Weighted-
		average		average
		Exercise		Exercise
	2006	Price	2005	Price

Outstanding, January 1	78,020	$26.79	72,078	$25.17
Granted	3,500	42.25	9,240	38.57
Exercised	(2,561)	24.25	(2,865)	25.07
Forfeited	(5,352)	27.75	(433)	20.40

Outstanding, December 31	73,607	$27.54	78,020	$26.79

Exercisable at year-end	70,107	26.80	78,020	26.79

The following table summarizes the characteristics of stock options at December 31, 2006:

			Outstanding		Exercisable
			Contractual	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price

June 14, 1999	$24.88	4,834	2.45	$24.88	4,834	$24.88
November 23, 1999	24.28	2,798	2.90	24.28	2,798	24.28
December 11, 2000	18.80	11,049	3.95	18.80	11,049	18.80
December 9, 2002	23.45	9,584	5.94	23.45	9,584	23.45
December 8, 2003	25.50	19,924	6.94	25.50	19,924	25.50
May 12, 2004	28.73	1,274	7.33	28.73	1,274	28.73
December 13, 2004	31.97	12,454	7.95	31.97	12,454	31.97
December 14, 2005	38.57	8,190	8.95	38.57	8,190	38.57
December 10, 2006	42.25	3,500	9.95	42.25	—	42.25

		73,607			70,107

For the years ended December 31, 2006, 2005, and 2004, the Company granted 90 shares, 80 shares, and 884 shares, respectively, of common stock under the restricted stock plan. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.
[ 32 ]   Middlefield Banc Corp.

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

	2006	2005

Commitments to extend credit	$46,092,201	$45,678,316
Standby letters of credit	121,598	125,000

Total	$46,213,799	$45,803,316

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

Dividends

The Bank is subject to a dividend restriction that generally limits the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends for 2007 approximates $4,563,000 plus 2007 profits retained up to the date of the dividend declaration.
2006 Annual Report   [ 33 ]

Notes to Consolidated Financial Statements
19.	REGULATORY CAPITAL

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2006 and 2005, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company’s actual capital ratios are presented in the following table that shows the Company met all regulatory capital requirements.

	2006		2005
	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-weighted Assets)

Actual	$41,978,838	18.05%	$30,593,729	14.41%
For Capital Adequacy Purposes	18,605,783	8.00	16,997,337	8.00
To Be Well Capitalized	23,257,229	10.00	21,246,671	10.00

Tier I Capital (to Risk-weighted Assets)

Actual	$39,109,743	16.82%	$27,937,566	13.16%
For Capital Adequacy Purposes	9,302,892	4.00	8,500,442	4.00
To Be Well Capitalized	13,954,337	6.00	12,750,662	6.00

Tier I Capital (to Average Assets)

Actual	$39,109,743	11.82%	$27,937,566	9.10%
For Capital Adequacy Purposes	13,236,186	4.00	12,273,560	4.00
To Be Well Capitalized	16,545,233	5.00	15,341,950	5.00

[ 34 ]   Middlefield Banc Corp.

The Bank’s actual capital ratios are presented in the following table that shows the Bank met all regulatory capital requirements.

	2006		2005
	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-weighted Assets)

Actual	$32,220,571	13.88%	$29,295,932	13.83%
For Capital Adequacy Purposes	18,568,960	8.00	16,942,444	8.00
To Be Well Capitalized	23,211,200	10.00	21,178,055	10.00

Tier I Capital (to Risk-weighted Assets)

Actual	$29,371,684	12.65%	$26,646,282	12.58%
For Capital Adequacy Purposes	9,284,480	4.00	8,471,222	4.00
To Be Well Capitalized	13,926,720	6.00	12,706,833	6.00

Tier I Capital (to Average Assets)

Actual	$29,371,684	8.89%	$26,646,282	8.68%
For Capital Adequacy Purposes	13,221,051	4.00	12,273,560	4.00
To Be Well Capitalized	16,526,314	5.00	15,341,950	5.00

20.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company’s financial instruments at December 31 are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial assets:
Cash and cash equivalents	$13,639,602	$13,639,602	$5,821,164	$5,821,164
Investment securities:
Available for sale	63,048,135	63,048,135	57,887,130	57,887,130
Held to maturity	125,853	134,306	221,453	232,967
Net loans	246,341,647	242,583,242	231,213,699	233,988,263
Bank-owned life insurance	6,872,743	6,872,743	5,632,982	5,632,982
Federal Home Loan Bank stock	1,507,300	1,507,300	1,414,300	1,414,300
Accrued interest receivable	1,110,755	1,110,755	1,022,848	1,022,848

Financial liabilities:
Deposits	$271,050,193	$270,101,193	$249,449,640	$241,567,031
Short-term borrowings	1,609,738	1,609,738	6,710,914	6,710,914
Other borrowings	36,112,738	36,139,369	26,578,211	26,102,461
Accrued interest payable	888,855	888,855	537,916	537,916

2006 Annual Report   [ 35 ]

Notes to Consolidated Financial Statements
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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Federal Funds Sold, Interest-Bearing Deposits in Other Institutions, Federal Home Loan Bank Stock, Accrued Interest Receivable, Accrued Interest Payable, and Short-Term Borrowings

The fair value is equal to the current carrying value.

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
[ 36 ]   Middlefield Banc Corp.

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

21.	AGREEMENT AND PLAN OF MERGER

On November 15, 2006, Middlefield Banc Corp. entered into an Agreement and Plan of Merger for the acquisition of Emerald Bank, an Ohio-chartered savings bank headquartered in Dublin, Ohio. Middlefield Banc Corp. organized an interim bank subsidiary under Ohio commercial bank law to carry out the merger with Emerald Bank. At the effective time of the merger, Emerald Bank will merge into the new interim subsidiary, which will be the surviving corporation and which will, thereafter, operate under the name Emerald Bank as a wholly owned commercial bank subsidiary of Middlefield Banc Corp. Subject to possible adjustment if Emerald Bank’s stockholders’ equity is not at least $5.3 million at the end of the month immediately before the month in which the merger occurs, the total purchase price for Emerald Bank is expected to be $7,326,890. One half of the merger consideration is payable in cash and the other half in shares of Middlefield Banc Corp. common stock. The merger is subject to bank regulatory approval and to approval of Emerald Bank stockholders.

22.	PARENT COMPANY

Following are condensed financial statements for the Company.

	December 31,

CONDENSED BALANCE SHEET	2006	2005

ASSETS
Cash and due from banks	$8,265,187	$349,385
Interest-bearing deposits in other institutions	546,454	526,522
Investment securities available for sale	739,190	400,495
Other assets	371,177	14,882
Investment in subsidiary bank	28,821,058	25,998,081

TOTAL ASSETS	$38,743,066	$27,289,365

LIABILITIES
Other borrowings	8,248,000	—
Other liabilities	31,132	—

STOCKHOLDERS’ EQUITY	$30,363,934	$27,289,365

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	38,743,066	27,289,365

2006 Annual Report   [ 37 ]

Notes to Consolidated Financial Statements

	Year Ended December 31,

CONDENSED STATEMENT OF INCOME	2006	2005	2004

INCOME
Dividends from subsidiary bank	$1,277,306	$1,999,052	$1,092,122
Interest income	19,931	12,017	5,369

TOTAL INCOME	1,297,237	2,011,069	1,097,491

EXPENSES
Interest expensed	18,387	54,107	—
Other	180,651	163,275	168,524

TOTAL INCOME	199,038	217,382	168,524

Income before income tax benefit	1,098,199	1,793,687	928,967

Income tax benefit	(60,644)	(69,844)	(46,000)

Income before equity in undistributed net income of subsidiary	1,158,843	1,863,531	974,967

Equity in undistributed net income of subsidiary	2,725,404	1,837,801	2,298,196

NET INCOME	$3,884,247	$3,701,332	$3,273,163

	Year Ended December 31,

CONDENSED STATEMENT OF CASH FLOWS	2006	2005	2004

OPERATING ACTIVITIES
Net income	$3,884,247	$3,701,332	$3,273,163
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary	(2,725,404)	(1,837,801)	(2,298,196)
Other	15,865	—	—

Net cash provided by operating activities	1,174,708	1,863,531	974,967

INVESTING ACTIVITIES
Decrease (increase) in interest-bearing deposits in other institutions	—	614,506	(75,359)
Deferred acquisition costs	(123,175)	—	—
Investment in unconsolidated subsidiary	(248,000)	—	—
Purchase of investment securities	(250,020)	(45,944)	(398,320)

Net cash provided by (used for) investing activities	(621,195)	568,562	(473,679)

FINANCING ACTIVITIES
Net increase in short term borrowing	—	(1,200,000)	1,200,000
Proceeds from other borrowings	8,248,000	—	—
Purchase of treasury stock	(238,534)	—	(1,224,864)
Exercise of stock options	62,115	71,386	14,198
Common stock issued	305,711	285,669	277,171
Proceeds from dividend reinvestment plan	320,347	245,506	215,120
Cash dividends	(1,315,418)	(1,188,146)	(1,083,197)

Net cash used for financing activities	7,382,221	(1,785,585)	(601,572)

Increase (decrease) in cash	7,935,734	646,508	(100,284)

CASH AT BEGINNING OF YEAR	875,907	229,399	329,683

CASH AT END OF YEAR	$8,811,641	$875,907	$229,399

[ 38 ]   Middlefield Banc Corp.

23. SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006

Total interest income	$4,560,636	$4,790,313	$4,976,078	$5,167,523
Total interest expense	1,874,659	2,037,549	2,217,481	2,437,753

Net interest income	2,685,977	2,752,764	2,758,597	2,729,770
Provision for loan losses	75,000	75,000	90,000	(180,000)

Net interest income after provision for loan losses	2,610,977	2,677,764	2,668,597	2,909,770

Total noninterest income	550,326	594,655	643,602	638,872
Total noninterest expense	2,035,731	1,898,032	2,042,405	1,962,205

Income before income taxes	1,125,572	1,374,387	1,269,794	1,586,437
Income taxes	308,000	386,587	339,000	438,356

Net income	$817,572	$987,800	$930,794	$1,148,081

Per share data:
Net income
Basic	$0.58	$0.70	0.66	0.81
Diluted	0.57	0.69	0.65	0.79
Average shares outstanding
Basic	1,414,837	1,413,943	1,419,287	1,425,652
Diluted	1,437,378	1,437,308	1,442,738	1,446,942

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

Total interest income	$4,115,912	$4,274,683	$4,427,392	$4,560,517
Total interest expense	1,547,711	1,628,943	1,663,422	1,814,538

Net interest income	2,568,201	2,645,740	2,763,970	2,745,979
Provision for loan losses	60,000	60,000	75,000	107,000

Net interest income after provision for loan losses	2,508,201	2,585,740	2,688,970	2,638,979

Total noninterest income	481,104	526,515	559,275	552,343
Total noninterest expense	2,013,215	1,846,301	1,882,004	1,683,120

Income before income taxes	976,090	1,265,954	1,366,241	1,508,202
Income taxes	262,000	349,000	390,000	414,156

Net income	$714,090	$916,954	$976,241	$1,094,046

Per share data:
Net income
Basic	$0.51	$0.65	$0.69	$0.78
Diluted	0.51	0.64	0.68	0.76
Average shares outstanding
Basic	1,396,290	1,401,902	1,405,230	1,409,210
Diluted	1,403,805	1,424,660	1,427,987	1,430,625

2006 Annual Report    [ 39 ]

Notes to Consolidated Financial Statements

Board of Directors and stockholders
Middlefield Banc Corp.
We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opoinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant extimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2006, in conformity with U.S. generally accepted accounting principles.
S.R. Snodgrass, A.C.
Wexford, PA
March 5, 2007
[ 40 ]    Middlefield Banc Corp.

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Overview
The consolidated review and analysis of Middlefield Banc Corp. (“MBC” or “Company”) is intended to assist the reader in evaluating the performance of MBC for the years ended December 31, 2006, 2005 and 2004. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.
MBC is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“Bank”). The Bank is a state-chartered bank located in Middlefield, Ohio. Middlefield and its subsidiary bank derive substantially all of their income from banking and bank-related services, including interest earnings on residential real estate, commercial mortgage, commercial, and consumer financings as well as interest earnings on investment securities and deposit services to its customers through seven locations.
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
Significant Financial Events in 2006
During the fourth quarter of 2006, the banking subsidiary, The Middlefield Banking Company, opened a full service branch office in Newbury, Geauga County. Additionally, a loan production office was established in the City of Cortland in Trumbull County. The bank has announced plans to develop a full-service branch office within that community within the next 18 months.
On November 15, 2006 Middlefield Banc Corp. entered into an Agreement and Plan of Merger for the acquisition of Emerald Bank, an Ohio-chartered savings bank headquartered in Dublin, Ohio. Middlefield Banc Corp. organized an interim bank subsidiary under Ohio commercial bank law to carry out the merger with Emerald Bank. The Agreement and Plan of Merger was amended on January 3, 2007 to make the new interim bank subsidiary, known as EB Interim Bank, a party to the agreement. At the effective time of the merger Emerald Bank will merge into the new interim subsidiary, which will be the surviving corporation and which will thereafter operate under the name Emerald Bank as a wholly owned commercial bank subsidiary of Middlefield Banc Corp. Subject to possible adjustment if Emerald Bank’s stockholders’ equity is not at least $5.3 million at
2006 Annual Report    [ 41 ]

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
the end of the month immediately before the month in which the merger occurs, the total purchase price for Emerald Bank is expected to be $7,326,890. One half of the merger consideration is payable in cash and the other half in shares of Middlefield Banc Corp. common stock. The merger is subject to bank regulatory approval and to approval of Emerald Bank stockholders.
MBC’s board of directors declared a 5 percent share dividend for shareholders of record on December 1, 2006, and a quarterly cash dividend of $0.24 per common share. On December 15, 2006, shareholders of record received additional stock shares equal to 5% of their holdings. Payment of the fourth quarter cash dividend in the amount of $0.24 per share was on the total holdings including the share dividend. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock dividend where applicable.
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
The allowance for loan losses at December 31, 2006 and 2005 totaled $2.8 million. The overall level of non-performing loans declined and credit losses were lower than anticipated with the full year net charge-off level being $52,000, or 0.02% of average loans.
Changes in Financial Condition
General. The Company’s total assets increased $29.6 million or 9.5% to $340.9 million at December 31, 2006 from $311.2 million at December 31, 2005. This increase was composed of a net increase in securities of $5.2 million, net loans receivable of $15.1 million and cash and cash equivalents of $13.1 million.
The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $26.5 million or 9.3% to $310.4 million at December 31, 2006 from $283.9 million at December 31, 2005 and a increase in total stockholders’ equity of $3.2 million or 11.6% to $30.5 million at December 31, 2006 from $27.3 million at December 31, 2005. The increase in total liabilities was primarily due to increases in deposits, junior subordinated debt and other borrowing of $21.6, $8.3 and $1.3 million respectively. The increase was partially offset by a $5.1 million decline in short-term borrowing. The net increase in total stockholders’ equity can be attributed to an increase in common stock and net income offset by an increase in treasury stock of $239,000.
[ 42 ]    Middlefield Banc Corp.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $7.8 million or 134.5% to $13.6 million at December 31, 2006 from $5.8 million at December 31, 2005. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net increase in 2006 can be attributed principally to increases in deposits and trust preferred securities.
Securities. The Company’s loan and securities portfolios represent its two largest balance sheet asset classifications, respectively. The Company’s securities portfolio increased $5.2 million or 8.9% to $63.2 million at December 31, 2006 from $58.1 million at December 31, 2005. During 2006, the Company recorded purchases of available for sale securities of $16.9 million, consisting of municipal bonds. Partially offsetting the purchases were $11.1 million of maturities and repayments that principally relates to mortgage-backed securities. The Company’s deposits and borrowings primarily fund the securities portfolio.
Loans receivable. The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable increased $15.1 million or 6.5% to $246.3 million at December 31, 2006 from $231.2 million at December 31, 2005. Included in this growth were increases in most types of loans including commercial, home equity and mortgage loans with growth of $5.2, $2.1, and $8.0 million respectively. The result was an increase to the yield on the Company’s loan portfolio from 6.75% in 2005 to 7.11% in 2006.
FHLB Stock. FHLB stock increased $93,000 or 6.6% to $1,507,000 at December 31, 2006 from $1,414,000 at December 31, 2005, primarily as a result of the increase in total assets of the bank that is used to calculate the minimum stock requirement.
Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Bank as the owner of the policies. BOLI increased by $1.2 million to $6.9 million as of December 31, 2006 from $5.6 million at the end of 2005 as a result of additional life insurance, purchased by the Bank, on the lives of the Bank’s officers and the earnings of the underlying insurance policies.
Deposits. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 90.2% of the Company’s total funding sources at December 31, 2006. Total deposits increased $21.6 million or 8.7% to $271.1 million at December 31, 2006 from $249.5 million at December 31, 2005.
Deposit growth in 2006 was centered in certificates of deposit with a 23.7% or $28.6 million increase. Growth in demand deposits, both interest bearing and non-interest bearing, was off-set by a decline in savings balances as depositors moved funds to higher yielding instruments.
Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt and repurchase agreement borrowings. Borrowed funds increased $4.4 million or 13.3% to $37.7 million at December 31, 2006 from $33.3 million at December 31, 2005. Junior subordinated debt and FHLB advances increased $8.2 million and 1.3 million respectively with short-tern borrowing declining $5.1 million. The decline in borrowed funds for the year was due to deposit growth outpacing the growth in the loan portfolio by $6.6 million for the year.
2006 Annual Report    [ 43 ]

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Stockholders’ equity. Stockholders’ equity increased by $3.2 million or 11.6% to $30.5 million at December 31, 2006 from $27.3 million at December 31, 2005. The net increase in total stockholders’ equity can be attributed to net income of $3.9 million, partially offset by cash dividends of $1.3 million and the purchase of $239,000 in treasury stock.
Changes in Results of Operations
2006 Results Compared to 2005 Results
General. The Company reported net income of $3.9 million and $3.7 million for 2006 and 2005, respectively. The $183,000 or 4.9% increase in net income between 2006 and 2005 can primarily be attributed to an increase in interest income of $2.1 million, and an increase in non-interest income of $308,000, which were partially offset by an increase in interest expense of $1.9 million and an increase in non-interest expense of $513,000. Basic earnings per share increased by $.11 a share or 4.2% to $2.74 at December 31, 2006 from $2.63 at December 31, 2005.
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
[ 44 ]    Middlefield Banc Corp.

	For The Year Ended December 31 ,
	2006			2005			2004
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

	(Dollars in thousands)			(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable	$240,452	$17,093	7.11%	$222,926	$15,041	6.75%	$204,191	$13,618	6.67%
Investments securities	57,520	2,181	4.72%	59,370	2,218	4.49%	54,413	2,004	4.25%
Interest-bearing deposits with other banks	4,503	221	4.91%	2,698	120	4.45%	5,723	111	1.94%

Total interest-earning assets	302,475	19,495	6.62%	284,994	17,379	6.25%	264,327	15,733	6.07%

Noninterest-earning assets	16,231			16,926			15,030

Total assets	$318,706			$301,920			$279,357

Interest-bearing liabilities:
Interest — bearing demand deposits	11,280	133	1.18%	9,371	75	0.80%	8,759	56	0.64%
Money market deposits	13,675	374	2.73%	15,016	297	1.98%	15,145	277	1.83%
Savings deposits	57,831	910	1.57%	69,680	1,047	1.50%	73,067	1,030	1.41%
Certificates of deposit	135,763	5,740	4.23%	115,969	4,101	3.54%	103,022	3,543	3.44%
Borrowings	30,767	1,410	4.58%	26,577	1,135	4.27%	20,630	863	4.18%

Total interest-bearing liabilities	249,316	8,567	3.44%	236,613	6,655	2.81%	220,623	5,769	2.61%

Noninterest-bearing liabilities	40,799			39,682			34,236
Other liabilities Stockholders’ equity	28,591			25,625			24,498

Total liabilities and stockholders’ equity	$318,706			$301,920			$279,357

Net interest income		$10,928			$10,724			$9,964

Interest rate spread (1)			3.19%			3.44%			3.46%
Net yield on interest-earning assets (2)			3.79%			3.92%			3.89%
Ratio of average interest-earning assets to average interest-bearing liabilities			121.32%			120.45%			119.81%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
2006 Annual Report   [45]

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

	2006 versus 2005			2005 versus 2004
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total

	(In thousands)			(In thousands)
Interest income
Loans receivable	$63	$1,989	$2,052	$1 ,249	$174	$2,052
Investments securities	(4)	(33)	(37)	211	3	(37)
Other interest-earning assets	8	93	101	(59)	68	101

Total interest-earning assets	67	2,049	2,116	1,401	245	2,116

Interest expense
Interest — bearing demand deposits	7	51	58	4	15	58
Money market deposits	(10)	87	77	(2)	22	77
Savings deposits	(8)	(129)	(137)	(48)	65	(137)
Certificates of deposit	137	1,502	1,639	445	113	1,639
Other interest-bearing liabilities	13	262	275	249	23	275

Total interest-bearing liabilities	139	1,773	1,912	648	238	1,912

Change in net interest income	$(71)	$275	$204	$753	$7	$760

Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and liabilities. Net interest income increased by $203,000 or 1.9% to $10.9 million for 2006, compared to $10.7 million for 2005. This increase in net interest income can be attributed to an increase in interest income of approximately $2.1 million, offset partially by an increase in interest expense of $1.9 million.
Interest income. Interest income increased $2.1 million or 12.2% to $19.5 million for 2006, compared to $17.4 million for 2005. This increase in interest income can be attributed to an increase in interest earned on loans receivable of $2.1 million.
Interest earned on loans receivable increased $2.1 million or 14.0% to $17.1 million for 2006, compared to $15.0 million for 2005. This increase was primarily attributable to an increase in the average balance of loans outstanding of $17.5 million or 7.9% to $240.5 million for the year ended December 31, 2006 as compared to $222.9 million for the year ended December 31, 2005. In addition to growth there was also an increase in the loan yield to 7.11% for 2006, compared to 6.75% for 2005.
Interest earned on securities declined $37,000 to $2.2 million for 2006, compared to $2.2 million for 2005. This decrease was primarily attributable to a decline in the average balance of securities of $1.9 million to $57.5 million for the year ended December 31, 2006 as compared to $59.4 million for the year ended December 31, 2005.
Interest expense. Interest expense increased by $1.9 million or 28.7% to $8.6 million for 2006, compared to $6.7 million for 2005. This increase in interest expense can be attributed to both an increase in the average balance of interest-bearing liabilities along with a 63 basis point increase in the rate paid on these liabilities. For the year ended December 31, 2006 the average balance of interest-bearing liabilities grew by $12.7 million to $249.3 million as compared to $236.6 million for the year ended December 31, 2005. Interest incurred on deposits grew by $1.6 million for the year from $5.5 million in 2005 to $7.2 million for year-end 2006. This change was due to a shift in deposit growth from savings accounts to higher cost certificates. Interest incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings increased $276,000 or 24.3% to $1.4 million for 2006, compared to $1.1 million for 2005. This increase was primarily attributable to an increase in the average balance of FHLB advances and repurchase accounts.
[ 46 ]   Middlefield Banc Corp.

Loan Loss Provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $60,000 in 2006 as compared to $302,000 in 2005. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations.
Non-interest income. Non-interest income increased $308,000 or 14.5% to $2.4 million for 2006, compared to $2.1 million for 2005. This increase can be attributed to increases in fees and service charges of $221,000, earning of bank-owned life insurance of $31,000 and other income of $61,000. Partially offsetting these increases was a loss realized on the sale of investment securities of $6,000.
Non-interest expense. Non-interest expenses increased $514,000 or 6.9% to $7.9 million for 2006, compared to $7.4 million for 2005. The growth can be attributed to increases in other expenses, compensation and employee benefits and state franchise tax which, increased $235,000, $107,000 and $75,000 respectively.
Compensation and employee benefits expense increased $107,000 or 3.0% to $3.7 million for 2006, compared to $3.6 million for 2005. This increase can be attributed to increases in payroll expenses and officer and director retirement of $117,000, and $24,000, respectively.
Internet expense increased $41,000 or 220% to $61,000 for 2006, compared to $19,000 for 2005. The increase to internet expense is a reflection of the Company’s commitment to continually improve technology in order to enhance service to its customer base. Exams and auditing increased $34,000 or 22.5% to $186,000 for 2006, compared to $152,000 for 2005. This increase was due to the additional cost of complying with Sarbanes-Oxley Act of 2002 also known as the Public Company Accounting Reform and Investor Protection Act of 2002.
Provision for Income Taxes. The provision for income taxes increased $57,000 or 4.0% to $1.5 million for 2006, compared to $1.4 million for 2005. This increase was primarily the result of an increase in income before income taxes of $240,000 or 4.7% to $5.4 million for 2006, compared to $5.1 million for 2005.
2005 Results Compared to 2004 Results
General. The Company reported net income of $3.7 million and $3.3 million for 2005 and 2004, respectively. The $428,000 or 13% increase in net income between 2005 and 2004 can primarily be attributed to a increase in interest income of $1.7 million, and an increase in non-interest income of $340,000, which were partially offset by a increase in interest expense of $886,000 and an increase in non-interest expense of $459,000. Basic earnings per share increased by $.34 a share or 14.9% to $2.63 at December 31, 2005 from $2.29 at December 31, 2004.
Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and liabilities. Net interest income increased considerably by $760,000 or 7.6%
2006 Annual Report   [ 47 ]

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
to $10.7 million for 2005, compared to $10.0 million for 2004. This increase in net interest income can be attributed to an increase in interest income of approximately $1.7 million, offset partially by an increase in interest expense of $886,000.
Interest income. Interest income increased $1.7 million or 10.5% to $17.4 million for 2005, compared to $15.7 million for 2004. This increase in interest income can be attributed to an increase in interest earned on loans receivable of $ 1.4 million and interest earned on securities of $213,000.
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
Loan Loss Provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $302,000 in 2005 as compared to $174,000 in 2004. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations. The change in the loan loss provision in 2005 was principally a result of an increase in loan volume during the year.
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
[ 48 ]   Middlefield Banc Corp.

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
Provision for Income Taxes. The provision for income taxes increased $85,000 or 6.4% to $1.4 million for 2005, compared to $ 1.3 million for 2004. This increase was primarily the result of an increase in income before income taxes $513,000 or 11.2% to $5.1 million for 2005, compared to $4.6 million for 2004.
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
2006 Annual Report   [ 49 ]

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
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
The following table presents the simulated impact of a 200 basis point upward or downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2006 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2006 levels for net interest income, and portfolio equity The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2006 for portfolio equity:

	Increase	Decrease
	+200 BP	-200 BP

Net interest income—increase(decrease)	3.8%	(7.4)%
Portfolio equity—increase(decrease)	(2.6)%	(2.6)%

Allowance for Loan Losses. The allowance for loan losses represents the amount management estimates are adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. At December 31, 2006, Middlefield’s allowance for loan losses showed no change at $2.8 million from December 31, 2005. The allowance now represents 1.14% of the gross loan portfolio as compared to 1.21% for the previous period. The allowance for loan losses is established through a provision for loan losses, which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses, taking into account the overall risk characteristics of the various portfolio segments, the bank’s loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a formula allowance, and an unallocated allowance.
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
The unallocated allowance is determined based upon management’s evaluation of existing economic and business conditions affecting the key lending areas of the bank and other conditions, such as new loan products, credit quality trends, collateral values, specific industry conditions within portfolio segments that existed as of the balance sheet date, and the impact of
[ 50 ]  Middlefield Banc Corp.

those conditions on the collectibility of the loan portfolio. Management reviews these conditions quarterly. The unallocated allowance is subject to a higher degree of uncertainty because it considers risk factors that may not be refected in the historical loss factors.
Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2006, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.
The following table sets forth information concerning the Middlefield’s allowance for loan losses at the dates and for the periods presented.

	For the Years Ended December 31,
	2006	2005	2004

	(Dollars in thousands)
Allowance balance at beginning of period	$2,841	$2,623	$2,521
Loans charged off:
Commercial and industrial	(8)	(103)	(61)
Real estate-construction	—	—	—
Real estate-mortgage:	—	—	—
Residential	—	(15)	—
Commercial	—	—	—
Consumer installment	(72)	(61)	(57)

Total loans charged off	(80)	(179)	(118)

Recoveries of loans previously charged off:
Commercial and industrial	—	64	27
Real estate-construction	—	—	—
Real estate-mortgage:	—	—	—
Residential	—	17	3
Commercial	—	—	—
Consumer installment	28	14	16

Total recoveries	28	95	46

Net loans recovered (charged off)	(52)	(84)	(72)

Provision for loan losses	60	302	174

Allowance balance at end of period	$2,849	$2,841	$2,623

Loans outstanding:
Average	$240,452	$222,926	$204,191
End of period	249,191	234,055	215,653

Ratio of allowance for loan losses to loans outstanding at end of period	1.14%	1.21%	1.22%

Net recoveries (charge offs) to average loans	(0.02)	(0.04)	(0.04)

2006 Annual Report   [ 51 ]

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following table illustrates the allocation of Middlefield’s allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,

	2006		2005		2004
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans

	(Dollars In thousands)		(Dollars In thousands)		(Dollars In thousands)
Type of Loans:
Commercial and industrial	$1,126	27.5%	$1,151	27.6%	$1,139	24.1%
Real estate construction	25	1.0	50	1.2	31	1.8
Mortgage:
Residential	1,147	65.4	965	64.9	1,019	68.4
Commercial	158	4.0	297	3.5	145	3.2
Consumer installment	116	2.1	128	2.8	123	2.7
Unallocated	277	—	250	—	166	—

Total	$2,849	100%	$2,841	100%	$2,623	100%

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Payments received on nonaccrual loans are recorded as income or applied against principal according to management’s judgment as to the collectibility of principal.
A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Management evaluates all loans identified as impaired individually. The bank estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. Impaired loans, or portions thereof, are charged of when it is determined a realized loss has occurred. Until that time, an allowance for loan losses is maintained for estimated losses.
Unless otherwise required by the loan terms, cash receipts on impaired loans are applied first to accrued interest receivable, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.
Nonperforming loans as a percentage of total net loans at December 31, 2006 declined to 0.56% from 0.78% for 2005. The bank had nonaccrual loans of $1,180,000 and $1,487,000 at December 31, 2006 and 2005, respectively. Interest income recognized on nonaccrual loans during all of the periods was insignificant. Management does not believe the nonaccrual loans or any amounts classified as nonperforming had a significant effect on operations or liquidity in 2006. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources. Management is not aware of any information pertaining to material credits that would cause it to doubt the ability of borrowers to comply with repayment terms.
[ 52 ]   Middlefield Banc Corp.

The following table summarizes nonperforming assets by category.

	At December 31,

	2006	2005	2004

Loans accounted for on a nonaccrual basis:

Commercial and industrial	$200	$859	—
Real estate-construction	—	—	—
Real estate-mortgage:
Residential	952	607	279
Commercial	—	—	—
Consumer installment	28	21	—

Total nonaccrual loans	1,180	1,487	279

Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	90	248	239
Real estate-construction	—	—	—
Real estate-mortgage:	—	—	—
Residential	—	70	722
Commercial	110	—	206
Consumer installment	9	9	25

Total accruing loans which are contractually past due 90 days or more:	209	327	1,192

Total non-performing loans	1,389	1,814	1,471
Real estate owned	—	—	—
Other non-performing assets	—	—	—

Total non-performing assets	$1,389	$1,814	$1,471

Total non-performing loans to total loans	0.56%	0.78%	0.68%

Total non-performing loans to total assets	0.41%	0.58%	0.51%

Total non-performing assets to total assets	0.41%	0.58%	0.51%

(1)	Represents accruing loans delinquent greater than 90 days that are considered by management to be well secured and that are in the process of collection.
Liquidity and Capital Resources
Liquidity. Liquidity management for Middlefield is measured and monitored on both a short-and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to Middlefield. Both short- and long-term liquidity needs are addressed by maturities and sales of investments securities, loan repayments and maturities, and liquidating money market investments such as federal funds sold. The use of these resources, in conjunction with access to credit, provides the core ingredients for satisfying depositor, borrower, and creditor needs.
Middlefield’s liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e. federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on Middlefields operating, investing, and financing activities during any given period. At December 31, 2006, cash and cash equivalents totaled $13.6 million or 4.0% of total assets while investment securities classified as available for sale totaled $63.1 million or 18.5% of total assets. Management believes that the liquidity needs of Middlefield are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable Middlefield to meet cash obligations and off-balance sheet commitments as they come due.
2006 Annual Report   [ 53 ]

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Operating activities provided net cash of $4.5 million, $4.0 million, and $4.0 million for 2006, 2005, and 2004, respectively, generated principally from net income of $3.9 million, $3.7 million, and $3.3 million in each of these respective periods.
Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. Tesee cash usages primarily consisted of loan originations of $15.1 million, as well as investment purchases of $16.9 million. Partially offsetting the usage of investment activities is $11.1 million of proceeds from investment security maturities and repayments. For the same period ended 2005, investing activities used $20.2 million in funds, principally for the net origination of loans and the purchase of investment securities of $18.3 million and $13.3 million, respectively. During the same period ended 2004, cash usages primarily consisted of loan originations of $22.7 million, as well as investment purchases of $27.6 million.
Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2006, net cash provided by fnancing activities totaled $25.2 million, principally derived from an increase in deposit accounts in general, and certifcates specifcally. Also contributing to this influx of cash was proceeds from other borrowings of $16.2 million. During 2005, net cash provided by financing activities totaled $16.7 million, principally derived from an increase in deposit accounts. During the same period ended 2004, net cash provided by financing activities was $25.7 million, principally derived from an increase in deposit accounts.
Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on Middlefield’s commitment to make loans, as well as managements assessment of Middlefield’s ability to generate funds. Middlefield anticipates that it will have suffcient liquidity to satisfy estimated short-term and long-term funding needs.
Capital Resources. Middlefield’s primary source of capital has been retained earnings. Historically, Middlefield has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to not only ensure compliance with regulations, but also to ensure capital adequacy for future expansion.
Middlefield is subject to federal regulations imposing minimum capital requirements. Management monitors both Middlefield’s and the Bank’s Total risk-based, Tier I risk-based and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At December 31, 2006, both Middlefield and the Bank exceeded the minimum risk-based and leverage capital ratio requirements. Middlefield’s Total risk-based, Tier I risk-based and Tier I leverage ratios were 14.68%, 13.46%, and 9.81%, and the Bank’s were 13.88%, 12.65%, and 8.91%, respectively, at December 31, 2006.

		Less Than	1–3	4–5	After
Contractual Obligations: (In thousands)	Total	1 Year	Years	Years	5 Years

Short-term borrowing	$1,610	$1,610	—	—	—
Junior subordinated debt	8,248	—	—	—	8,248
Federal Home Loan Bank advances	27,865	6,092	11,378	2,000	8,395

Total	$37,723	$7,702	$11,378	$2,000	$16,643

		Less Than	1-3	4-5	After
Commitments to Extend Credit (In thousands)	Total	1 Year	Years	Years	5 Years

Commitments to extend credit	$46,092	$46,092	—	—	—
Standby letters of credit	122	122	—	—	—

Total	$46,214	$46,214	$—	$—	$—

[ 54 ]   Middlefield Banc Corp.

The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments.
Commitments to extend credit, include loan commitments, standby letters of credit and do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.
Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Middlefield had approximately 937 stockholders of record as of February 6, 2007. There is no established market for Middlefield common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau’s “pink sheets” under the symbol “MBCN.” The following table shows the high and low bid prices of and cash dividends paid on Middlefield common stock in 2006 and 2005, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash
	High	Low	Dividends
	Bid	Bid	per share

2006
First Quarter	$40.000	$39.048	$0.224
Second Quarter	$39.524	$39.524	$0.224
Third Quarter	$39.762	$39.762	$0.229
Fourth Quarter	$42.250	$42.250	$0.240

2005
First Quarter	$36.011	$35.970	$0.200
Second Quarter	$37.679	$37.649	$0.200
Third Quarter	$36.627	$36.583	$0.213
Fourth Quarter	$37.223	$37.033	$0.224

2006 Annual Report  [ 55 ]

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Comparative Performance Graph. The graph below compares the cumulative total shareholder return on Middlefield common stock to the cumulative total return of the Nasdaq Composite Index and the SNL $100M–500M OTC-BB and Pink Banks index for which bid prices or trades are reported in the “pink sheets” of the National Quotation Bureau, LLC, a static paper-quotation medium printed weekly and distributed to broker/dealers, or on the OTC Bulletin Board, an electronic, screen-based market maintained by the National Association of Securities Dealers, Inc.’s subsidiary, NASD Regulation, Inc. The following comparison covers the period from December 31, 2001 to December 31, 2006. The graph assumes that $100 was invested on December 31, 2001, and that all dividends were reinvested.
COMPARISON OF THE CUMULATIVE TOTAL RETURN OF MIDDLEFIELD BANC CORP.,
THE SNL $100M–$500M OTC-BB AND PINK BANKS INDEX, AND THE NASDAQ — TOTAL US
FROM December 31, 2001, TO DECEMBER 31, 2006

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Middlefield Banc Corp.	100.00	125.79	143.04	182.48	218.53	241.81
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL $100M–$500M Pink Banks	100.00	119.95	162.94	196.93	218.70	239.40

[ 56 ]   Middlefield Banc Corp.

[Progress]

prog·ress [prog-res] –*n.*
gradual development or improvement of something

[58 ]   Middlefield Banc Corp.

2006 Annual Report   [ 59 ]

Staff & Directors
Staff
Main Office:
Louise Fenselon — 1984 — Head Teller
Bonnie Steele — 1985 — Customer Services
Diana Koller — 1998 — Teller
Jaime Dlugoz — 2004 — Teller
Sarah Brook — 2004 — Teller
Kori Wilson — 2005 — Customer Services
Dottie Brown — 2006 — Teller*
Katie Hanish — 2006 — Teller*
Jenna Janssen — 2006 — Teller*
Amanda Wright — 2006 — Teller*
West Branch:
Patti Russo — 1982 — Customer Services
Rachel Lilly — 1985 — Head Teller
Jennifer Gabrielson — 1997 — Consumer Loan Officer
Rachel Reese — 2005 — Teller
Sue Trumbull — 2005 — Teller
Amanda Cummings — 2006 — Teller*
Amy Kothera — 2006 — Teller*
Heather Petrick — 2006 — Teller*
Kristina Stephens — 2006 — Teller
Garrettsville Branch:
Kathy Vanek — 1998 — Branch Supervisor
Vickie Moss — 1998 — Teller
Colleen Steele — 1998 — Teller
Ashley Durst — 2001 — Teller
Michelle Lutz — 2001 — Head Teller
Nicole Meszaros — 2005 — Teller*
Dawn Semich — 2005 — Customer Services
Matt Bellin — 2006 — Commercial Lender
Leah Ebright — 2006 — Teller*
Mantua Branch:
Joan Sweet — 2002 — Branch Supervisor
Rebecca Reinard — 2002 — Teller
Jodie Lawless — 2004 — Teller
Robin Whitaker — 2006 — Teller*
Chardon Branch:
Amanda DiMeolo — 2001 — Head Teller
Gretchen Mihalic — 2001 — Teller*
Jennifer Hess — 2003 — Customer Services
Kim Koynock — 2005 — Teller*
Beverly Palinsky — 2005 — Teller*
Orwell Branch:
Karen Graham — 2002 — Branch Supervisor
Tiffany Perkins — 2005 — Teller
Jeanette Meardith — 2006 — Teller*
Jessica Slusher — 2006 — Teller*
Lisa Swango — 2006 — Teller
Newbury Branch:
Jeremy Bailey — 2001 — Branch Supervisor
Sue Masink — 2005 — Teller
Elizabeth Hagood — 2006 — Customer Services
Joan Limpert — 2006 — Teller
Diane omas — 2006 — Teller*
Loan Department:
Helen Stowe — 1985 — Loan Administrative Assistant
Jane Armstrong — 1998 — Loan Collection Manager
Vivian Helmick — 1998 — Loan Administrative Assistant
Carolyn Fackler — 2001 — Loan Administrative Assistant
Jamie Fleming — 2004 — Loan Administrative Assistant
Cody Madsen — 2005 — Loan Administrative Assistant
Sheila Grant — 2006 — Loan Receptionist
Brian Martinko — 2006 — Lender
Operations:
Karen Westover — 1983 — Bookkeeper
Pamela Malcuit — 1989 — Bookkeeper
Donna Williams — 1990 — Bookkeeper
Lauren Harth — 1995 — Audit Assistant*
Tara Morgan — 1997 — Proof Operator
Derrick Pilarczyk — 1999 — Facility Maintenance
Lisa Sanborn — 2000 — Bookkeeper
Melody Askey — 2005 — Compliance Assistant
LynnRae Derthick — 2006 — Float Teller
Financial Services:
Thomas Hart — 2004 — Financial Consultant

* denotes part time
[ 60 ]   Middlefield Banc Corp.

Officers
Thomas G. Caldwell — 1986
President and Chief Executive Officer
James R. Heslop, II — 1996
Executive Vice President
Chief Operating Officer
Teresa M. Hetrick — 1996
Senior Vice President
Operations/Administration
Jay P. Giles — 1998
Senior Vice President
Senior Lender
Donald L. Stacy — 1999
Senior Vice President
Chief Financial Officer
Dennis E. Linville — 2006
Senior Vice President
Area Executive
Kathleen M. Johnson — 1971
Vice President
Chief Accounting Officer
Joann Vance — 1986
Vice President
Human Resource Administrator
Jack L. Lester — 1990
Vice President
Compliance and Security Officer
Alfred F. Thompson, Jr. — 1996
Vice President
Loan Administration
R. E. West — 1998
Vice President
Main Office Manager
Sharon R. Jarold — 2001
Vice President/Lending
Thomas Munson — 2003
Vice President/Lending
Karen Branham — 1983
Assistant Vice President
Gail Neikirk — 1983
Assistant Vice President
Christine A. Polzer — 1989
Assistant Vice President
Network Administrator
Thomas R. Neikirk — 1994
Assistant Vice President
West Branch Manager
Timothy McCreary — 2004
Assistant Vice President
Chardon Branch Manager
Marlin J. Moschell — 2000
Banking Officer
Sharon Clements — 2003
Banking Officer
2006 Annual Report   [ 61 ]

[ 62 ]   Middlefield Banc Corp.

Shareholder Information
Corporate Headquarters
The Corporation’s headquarters is located at:
Middlefield Banc Corp.
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
888.801.1666 • 440.632.1666
fax 440.632.1700
Form 10-K and 10-Q Availability
A copy of Middlefield Banc Corp.’s Annual Report on Form 10-K and Quarterly Reports on 10-Q filed with the Securities and Exchange Commission will be furnished to any shareholder, free of charge, upon written or e-mail request to:
Donald L. Stacy
Treasurer and CFO
Middlefield Banc Corp.
P.O. Box 35
Middlefield, Ohio 44062
or dstacy@middlefieldbank.com
Market Makers
The symbol for Middlefield Banc Corp. common stock is MBCN and the CUSIP is 596304204.
Sweney Cartwright & Co.
17 South High Street
Columbus, Ohio 43215
614.228.5391 • 800.334.7481
Ryan Beck & Company, Inc.
18 Columbia Turnpike
Florham, NJ 07932
800.342.2325
Howe Barnes Hoefer & Arnett, Inc.
222 South Riverside Plaza
Chicago, Illinois 60606
312.655.3000
Notice of Annual Meeting
The Annual Meeting of Shareholders of Middlefield Banc Corp. will be held at 1:00 p.m. on Wednesday, May 16, 2007, at:
Grandview Inn
13404 Old State Road
Middlefield, Ohio 44062
Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
877.366.6443
Independent Auditors
S.R. Snodgrass, A. C.
2100 Corporate Drive, Suite 400
Wexford, Pennsylvania 15090-7647
724.934.0344
Internet Information
Information on The Middlefield Banking Company’s products and services is available on the Internet at www.middlefieldbank.com.
Dividend Payment Dates
Subject to action by the Board of Directors, Middlefield Banc Corp. will pay dividends in March, June, September, and December.
2006 Annual Report   [ 63 ]

Shareholder Information
Dividend Reinvestment and Stock Purchase Plan
Shareholders may elect to reinvest their dividends in additional shares of Middlefield Banc Corp.’s common stock through the company’s Dividend Reinvestment Plan. To arrange automatic purchase of shares with quarterly dividend proceeds, please call 888.801.1666.
Direct Deposit of Dividends
The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account with The Middlefield Banking Company. For information regarding this program, please call 888.801.1666.
Market for Equity & Related Stockholder Matters
Middlefield had approximately 937 stockholders of record as of February 6, 2007. There is no established market for Middlefield common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau’s “pink sheets” under the symbol “MBCN.” The following table shows the high and low bid prices of and cash dividends paid on Middlefield common stock in 2006 and 2005, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash
	High	Low	Dividends
	Bid	Bid	per share

2006
First Quarter	$40.000	$39.048	$0.224
Second Quarter	$39.524	$39.524	$0.224
Third Quarter	$39.762	$39.762	$0.229
Fourth Quarter	$42.250	$42.250	$0.240

2005
First Quarter	$36.011	$35.970	$0.200
Second Quarter	$37.679	$37.649	$0.200
Third Quarter	$36.627	$36.583	$0.213
Fourth Quarter	$37.223	$37.033	$0.224

[ 64 ]   Middlefield Banc Corp.

Middlefield Banc Corp.
And Its Wholly-Owned Subsidiary

[Dedicated to your future]

fu•ture [fyoo-cher] *–n.*
something that will exist or happen in time to come

Main Office
15985 East High Street
440.632.1666

West Branch
15545 West High Street
440.632.1666

Garrettsville Branch
8058 State Street
330.527.2121

Mantua Branch
10519 Main Street
330.274.0881

Chardon Branch
348 Center Street
440.286.1222

Orwell Branch
30 South Maple Street
440.437.7200

Newbury Branch
11110 Kinsman Road
440.564.7000

Cortland Loan Production Office
130 Windsor Drive
330.637.3208

The Middlefield Banking Company

[www.middlefieldbank.com]

15985 East High Street, Middlefield, Ohio 888.801.1666

mbc
Middlefield Banc Corp.