Form 10-K, Exhibit 13
period 2007-12-31
MIDDLEFIELD BANC CORP
filed 2008-03-24
CIK 836147

Exhibit 13

Middlefield Banc Corp.

# Branching out
## 2007 Annual Report

NEW YORK
TOKYO

Branching out
2007 Annual Report

Branching out

Table of contents

Statistical Summary	2

Decade of Progress	4

Letter to Our Shareholders	8

Letter from the Chairman	10

Middlefield Banc Corp. Board of Directors	11

Emerald Bank Directors, Staff & Officers	15

The Middlefield Banking Company Board of Directors	16

The Middlefield Banking Company Staff	17

The Middlefield Banking Company Officers	18

The Middlefield Banking Company Branch Locations	19

Financials	21

2   •   Middlefield Banc Corp.
Statistical Summary
Net Income (in thousands)

$2,799	$3,273	$3,701	$3,884	$3,375
’03	’04	’05	’06	’07
Total Assets (in thousands)

$262,369	$291,214	$311,214	$340,852	$434,273
’03	’04	’05	’06	’07
Equity Capital (in thousands)

$23,504	$24,822	$27,289	$30,464	$34,961
’03	’04	’05	’06	’07
Net Loans Outstanding (in thousands)

$190,369	$213,030	$231,214	$246,342	$306,147
’03	’04	’05	’06	’07
Basic Earnings Per share

$1.89	$2.18	$2.50	$2.60	2.17
’03	’04	’05	’06	’07
Dividends Per Share

$0.65	$0.77	$0.80	$0.87	$0.94
’03	’04	’05	’06	’07

2007 Annual Report   •   3
Book Value Per Share

$16.49	$17.67	$19.25	$20.30	$27.61
'03	'04	'05	'06	'07
Return on Average Assets

1.13%	1.17%	1.23%	1.22%	0.85%
'03	'04	'05	'06	'07
Return on Average Equity

12.39%	13.36%	14.43%	13.59%	10.06%
'03	'04	'05	'06	'07

Decade of Progress
Decade of Progress

	1998	1999	2000

Interest income	$10,901,445	$11,448,619	$12,770,170
Interest expense	$5,084,615	$5,048,276	$5,909,884
Net interest income	$5,816,830	$6,400,343	$6,860,286
Provision for loan loss	$270,000	$296,000	$275,000
Net interest income after provision for loan losses	$5,546,830	$6,104,343	$6,585,286
Noninterest income, including security gains/losses	$598,771	$804,358	$982,663
Nonintest expense	$3,824,819	$4,254,374	$4,408,617
Income before income taxes	$2,320,782	$2,654,327	$3,159,332
Income taxes	$630,337	$735,318	$992,661
Net income	$1,690,445	$1,919,009	$2,166,671

Total Assets	$155,557,609	$165,512,453	$176,488,813
Deposits	$128,827,889	$135,094,459	$147,166,046
Equity Capital	$16,656,797	$17,689,055	$18,243,362
Loans Outstanding, Net	$102,728,454	$119,471,741	$133,266,893
Allowance For Loan Losses	$1,538,726	$1,756,137	$2,037,322
Net Charge-Offs (Recoveries)	$66,074	$78,589	$(6,185)
Full Time Employees (Average Equivalents)	59	61	57
Number of Offices	4	4	4

Earnings Per Share	1.10	1.25	1.50
Dividends Per Share	0.33	0.38	0.40
Book Value Per Share	11.36	12.13	12.96
Dividends Pay-out Ratio	29.53%	29.82%	27.47%

Cash Dividends Paid	$499,215	$572,343	$595,255
Return on Average Assets	1.15%	1.21%	1.31%
Return on Average Equity	10.43%	11.17%	12.83%

4   •   Middlefield Banc Corp.

2001	2002	2003	2004	2005	2006	2007

$13,706,569	$14,119,963	$14,647,163	$15,732,536	$17,378,504	$19,494,550	$24,871,934
$6,747,922	$6,148,086	$5,724,907	$5,768,898	$6,654,614	$8,567,442	$13,530,919
$6,958,647	$7,971,877	$8,922,256	$9,963,638	$10,723,890	$10,927,108	$11,341,015
$170,000	$300,000	$315,000	$174,000	$302,000	$60,000	$429,391
$6,788,647	$7,671,877	$8,607,256	$9,789,638	$10,421,890	$10,867,108	$10,911,624
$1,194,193	$1,143,217	$1,428,144	$1,779,231	$2,119,237	$2,427,455	$2,632,592
$4,741,374	$5,206,339	$6,105,450	$6,965,706	$7,424,640	$7,938,373	$9,372,650
$3,241,466	$3,608,755	$3,929,950	$4,603,163	$5,116,487	$5,356,190	$4,171,566
$970,859	$1,107,806	$1,131,330	$1,330,000	$1,415,156	$1,471,943	$796,223
$2,270,607	$2,500,949	$2,798,620	$3,273,163	$3,701,331	$3,884,247	$3,375,343

$197,857,964	$226,245,533	$262,369,448	$291,213,986	$311,214,191	$340,603,704	$434,273,056
$167,382,728	$187,384,494	$219,839,910	$239,885,451	$249,449,640	$271,050,193	$362,918,000
$19,786,807	$21,746,408	$23,504,314	$24,822,024	$27,289,365	$30,463,934	$34,961,384
$150,766,103	$172,642,646	$190,358,883	$213,029,852	$231,213,699	$246,341,647	$306,146,646
$2,062,252	$2,300,485	$2,521,270	$2,623,431	$2,841,098	$2,848,887	$3,299,276
$145,070	$61,767	$94,215	$71,839	$84,333	$52,211	$422,529
64	66	72	73	75	80	91
5	5	6	6	6	8	9

1.54	1.68	1.89	2.18	2.50	2.60	2.17
0.52	0.58	0.65	0.72	0.80	0.87	0.94
13.93	15.35	16.49	17.67	19.25	20.30	22.56
34.00%	34.30%	34.37%	32.72%	31.69%	33.43%	43.07%

$772,068	$857,751	$961,901	$1,070,833	$1,173,044	$1,298,567	$1,453,707
1.22%	1.17%	1.13%	1.17%	1.23%	1.22%	0.85%
11.89%	12.08%	12.39%	13.36%	14.43%	13.59%	10.06%

NOTES: (1) The above per share amounts have been restated to reflect a 10% stock dividend paid in 1998, a two for one stock split effected in 2000 and 5% stock dividends paid in 2002, 2003, 2004, 2005, 2006 and 2007.
2007 Annual Report   •   5

Reaching out to you
Reaching out to you

Letter to Our Shareholders
Letter to Our Shareholders
Thomas G. Caldwell — President and Chief Executive Officer
To our Shareholders and Friends
It is my pleasure to present to you the annual report on the performance of our company during 2007. As was noted in this letter last year, 2007 was the most transformational year in our history to date. I believe that upon your review of our performance, you will find that it was a period of growth, promise, and challenges met.
On April 19, 2007, Middlefield Banc Corp. completed the acquisition of Emerald Bank, thereby becoming a two bank financial holding company. Emerald, which opened for business in June of 2004, is headquartered in Dublin, Ohio. As a part of the greater Columbus metropolitan area, Emerald Bank will provide the opportunity to diversify our risk in a growing, robust market.
The year just concluded also witnessed the first full year of operation for both our Cortland loan production office and our Newbury banking office. Although the cost of this expansion had the expected negative impact on earnings, we are excited by the strong progress that has been made in these two new markets. In keeping with our original plan, a full service banking office is presently under construction in Cortland, with an opening anticipated in the second quarter of 2008.
Additionally, on August 1, The Middlefield Banking Company assumed the deposits previously associated with the Middlefield office of another financial institution. This added just over $21.1 million to our balance sheet and provided us with the opportunity to offer a high level of banking services to a broadened customer base.
Our strong growth during the past year is fully evidenced in our asset totals. At the conclusion of 2007, total assets stood at $434.3 million, an increase of 27.4% from the total of $340.9 million at year-end 2006. Net loans for the same period grew 24.3%, or $59.8 million to end 2007 at $306.1 million. Our primary funding source continued to be local market deposits, with totals standing at $362.9 million at December 31, 2007. This represents an increase of $91.9 million, or 33.9% from the prior year-end.
The capital position of our company remains strong, having ended the year at $35.0 million. This increase of $4.5 million from year-end 2006 was achieved through strong earnings performance during the year, while continuing a modest stock repurchase program. As has been our recent practice, we were pleased to provide our stockholders with a 5% stock dividend during December of 2007. It is our belief that a strong cash dividend, supplemented as appropriate by stock dividends, works to provide a proper return on your investment.
From a broader historical perspective, 2007 will be remembered as one of economic turmoil. Many of our larger brethren, hedge funds, insurance companies, and mortgage companies suffered severe financial setbacks as the so-called subprime mortgage business encountered devastating losses. Although perhaps initially well intentioned in seeking to make more Americans homeowners, this financial crisis has provided striking insights into a business approach guided by a seemingly insatiable thirst for excesses.
8     •     Middlefield Banc Corp.

While we were not immune from a higher level of delinquency and loan losses, our problems were created by weaker economic conditions within our local markets. It is, in fact, this local focus that sets us apart from those behemoths that have suffered so severely. We are very fortunate to deal one-to-one with our neighbors and friends as we provide personalized banking service. This stands in stark contrast to those who buy and sell mortgages merely as commodities.
This bursting financial bubble only served to exacerbate the competitive pressures of the year. An already compressed net interest margin felt further pressure as lenders scrambled to find good loans and depositors sought to maximize their returns.
In the face of the many challenges and economic hurdles present, Middlefield Banc Corp. recorded net income of $3.4 million during 2007. Although this is our lowest level of earnings since 2004, we are confident that the actions taken during the year will serve us well in the continued growth of our company.
In September of 2007, the Board of Directors and members of senior management gathered in a strategic planning retreat. The product of this effort is a plan that we find to be aggressive and energizing. We will use this blueprint as our guide to build Middlefield Banc Corp. through the coming years. It is our belief that these efforts will only serve to reward your trust in us and your investment in the company.
Middlefield Banc Corp. board member Thomas C. Halstead will be retiring in the coming months. The entire corporation wants to thank Mr. Halstead for his many years of dedicated service and leadership. We wish him well in his future endeavors.
On a more personal note, I am humbled by the dynamic growth of Middlefield Banc Corp. Having assumed the leadership role in 1995, I have witnessed the expansion from a single bank holding company with assets of approximately $130 million to one with two banking affiliates and total assets well over $400 million. This achievement has been possible only through the dedicated efforts of many fine individuals. To them, I extend a special thank you.
Our excitement and enthusiasm for the future continues. We welcome your presence as we continue to mold a company dedicated to delivering only the highest quality of financial services.
Sincerely,
Thomas G. Caldwell
President and Chief Executive Officer
2007 Annual Report   •   9

Letter from the Chairman
Letter from the Chairman
Richard T. Coyne — Chairman, Board of Directors
Chairman’s Report to the Shareholders
2007 was a highly productive year for the Middlefield Banc Corp. when reviewed in the context of long-term strategy. We have worked consistently, not only to insure Middlefield Banc Corp.’s future but also to accelerate it.
When you read our Decade of Progress you will learn that the changes made over the last ten years have been significant. Assets grew to $434 million and shareholders’ equity increased to $35 million.
Middlefield Banc Corp. has strengthened its business, and established leading positions in markets where it chooses to participate.
I am confident the Middlefield Banc Corp. has officers and employees who are dedicated to fulfilling our goals.
Banking is about people, our customers and their hopes and dreams. We are committed to work towards servicing our customers and providing you, our shareholders, with solid returns on your investment.
Very truly yours,

Richard T. Coyne
Chairman, Board of Directors
10    •   Middlefield Banc Corp.

Middlefield Banc Corp. Board of Directors
Back row, left to right: Kenneth E. Jones, Thomas C. Halstead, Frances H. Frank, Carolyn J. Turk, James J. McCaskey, Donald E. Villers Front row, left to right: William J. Skidmore, Thomas G. Caldwell, Richard T. Coyne, James R. Heslop, II
Richard T. Coyne — 1997
Chairman, Board of Directors, Middlefield Banc Corp.
The Middlefield Banking Company
Retired: Jaco Products and Capital Plastics
Donald E. Villers — 1987
Retired: Copperweld Steel
Thomas C. Halstead — 1988
Retired Retail Merchant
Frances H. Frank — 1995
Secretary/Treasurer
The Frank Agency, Inc.
Thomas G. Caldwell — 1997
President and Chief Executive Officer
Middlefield Banc Corp.
The Middlefield Banking Company
James R. Heslop, II — 2001
Executive Vice President/Chief Operating Officer
Middlefield Banc Corp.
The Middlefield Banking Company
James J. McCaskey — 2004
President
McCaskey Landscape and Design, LLC
Carolyn J. Turk, C.P.A. — 2004
Chief Financial Officer/Treasurer
Molded Fiber Glass Companies
William J. Skidmore — 2007
Northeast Ohio Senior District Manager
Waste Management of Ohio, Inc.
Kenneth E. Jones — 2008
President
Chesapeake Financial Advisors
2007 Annual Report   •   11

     Nuturing growth

Emerald Bank Directors, Staff & Officers
Board of Directors
Kenneth E. Jones — 2004
Chairman, Board of Directors, Emerald Bank
President
Chesapeake Financial Advisors
Glenn E. Aidt — 2004
President and Chief Executive Officer
Emerald Bank
George J. Kontogiannis, AIA — 2004
Chief Executive Officer
The Kontogiannis Companies
Joseph C. Zanetos — 2004
President
Anthony-Thomas Candy Co.
Clayton W. Rose, III, C.P.A. — 2006
Shareholder
Rea & Associates, Inc.
Thomas G. Caldwell — 2007
President and Chief Executive Officer
Middlefield Banc Corp.
The Middlefield Banking Company
Richard T. Coyne — 2007
Chairman, Board of Directors, Middlefield Banc Corp.
The Middlefield Banking Company
Retired: Jaco Products and Capital Plastics
Staff
Barbara Howard — 2004 — Accounting
Valorie Thorpe — 2004 — Branch Supervisor
Georgia Wilkerson — 2004 — Loan Processing
Elaine Gaub — 2005 — Customer Services
Lisa Stokes — 2006 — Customer Services
Mark Zielinski — 2006 — Regional Loan Specialist
Officers
Glenn E. Aidt — 2004
President and Chief Executive Officer
Michael Hufford — 2004
Senior Vice President
Chief Lending Officcer
Emerald Bank Drive up ATM
6215 Perimeter Drive, Dublin, OH 43017
614.793.4631 • fax: 614.793.8922
2007 Annual Report   •   15

The Middlefield Banking Company Board of Directors
Board of Directors
Richard T. Coyne — 1997
Chairman, Board of Directors, Middlefield Banc Corp.
The Middlefield Banking Company
Retired: Jaco Products and Capital Plastics
Donald E. Villers — 1987
Retired: Copperweld Steel
Thomas C. Halstead — 1988
Retired Retail Merchant
Frances H. Frank — 1995
Secretary/Treasurer
The Frank Agency, Inc.
Thomas G. Caldwell — 1997
President and Chief Executive Officer
Middlefield Banc Corp.
The Middlefield Banking Company
James R. Heslop, II — 1999
Executive Vice President/Chief Operating Officer
Middlefield Banc Corp.
The Middlefield Banking Company
James J. McCaskey — 2003
President
McCaskey Landscape and Design, LLC
Carolyn J. Turk, C.P.A. — 2003
Chief Financial Officer/Treasurer
Molded Fiber Glass Companies
William J. Skidmore — 2007
Northeast Ohio Senior District Manager
Waste Management of Ohio, Inc.
16   •   Middlefield Banc Corp.

The Middlefield Banking Company Staff
Staff
Main Office:
Louise Fenselon — 1984 — Head Teller
Bonnie Steele — 1985 — Customer Services
Diana Koller — 1998 — Teller
Kori Wilson — 2005 — Customer Services
Amanda Cummings — 2006 — Teller*
Jeanette Meardith — 2006 — Receptionist
Heather Petrik — 2006 — Teller*
Amanda Wright — 2006 — Teller*
Darlene Beaver — 2007 — Teller*
Linda Chandler — 2007 — Teller
Whitney Corey — 2007 — Teller*
Denise Kress — 2007 — Customer Services
Katie Wolfert — 2007 — Teller*
West Branch:
Patti Russo — 1982 — Customer Services
Rachel Lilly — 1985 — Head Teller
Rachel Reese — 2005 — Teller
Jenna Janssen — 2006 — Teller*
Amy Kothera — 2006 — Teller
Kristina Stephens — 2006 — Teller
Ryan Painter — 2007 — Teller*
Mantua Branch:
Joan Sweet — 2002 — Branch Supervisor
Rebecca Reinard — 2002 — Head Teller
Jodie Lawless — 2004 — Teller
Jamie Alexander — 2007— Teller*
Chardon Branch:
Amanda DiMeolo — 2001 — Customer Services
Gretchen Mihalic — 2001 — Teller*
Kim Koynock — 2005 — Teller*
Beverly Palinsky — 2005 — Teller*
Dorothy Brown — 2006 — Teller
Newbury Branch:
Kathryn Shanholtzer — 2007 — Branch Manager
Elizabeth Hagood — 2006 — Customer Services
Joan Limpert — 2006 — Teller
Diane Thomas — 2006 — Teller*
Garrettsville Branch:
Vickie Moss — 1998 — Teller
Colleen Steele — 1998 — Teller
Michelle Lutz — 2001 — Head Teller*
Nicole Meszaros — 2005 — Teller
Dawn Semich — 2005 — Customer Services
LynnRae Derthick — 2006 — Teller
Leah Ebright — 2006 — Teller*
Orwell Branch:
Jennifer Gabrielson — 1997 — Branch Supervisor
Tiffany Perkins — 2005 — Teller
Jessica Slusher — 2006 — Teller*
Lisa Swango — 2006 — Customer Services
Michelle Scott — 2007 — Teller*
Loan Department:
Helen Stowe — 1985 — Loan Administrative Assistant
Jane Armstrong — 1998 — Lender
Vivian Helmick — 1998 — Loan Administrative Assistant
Carolyn Fackler — 2001 — Loan Administrative Assistant
Sarah Brook — 2004 — Loan Administrative Assistant
Jamie Fleming — 2004 — Loan Collection Manager
Sue Trumbull — 2005 — Loan Receptionist
Sheila Grant — 2006 — Loan Administrative Assistant
Brian Martinko — 2006 — Lender
Kevin Mitchell — 2007 — Lender
Operations:
Karen Westover — 1983 — Bookkeeper
Pamela Malcuit — 1989 — Bookkeeper
Donna Williams — 1990 — Bookkeeper
Lauren Harth — 1995 — Audit Assistant*
Tara Morgan — 1997 — Proof Operator
Derrick Pilarczyk — 1999 — Facility Maintenance
Lisa Sanborn — 2000 — Bookkeeper
Melody Askey — 2005 — Compliance Assistant
Ashley Conroy- Vargo — 2007 — Float Teller
Financial Services:
Thomas Hart — 2004 — Financial Consultant

*	denotes part time
2007 Annual Report   •   17

The Middlefield Banking Company Officers
Officers
Thomas G. Caldwell — 1986
President and Chief Executive Officcer
James R. Heslop, II — 1996
Executive Vice President
Chief Operating Officer
Teresa M. Hetrick — 1996
Senior Vice President Operations/Administration
Jay P. Giles — 1998
Senior Vice President
Senior Lender
Donald L. Stacy — 1999
Senior Vice President
Chief Financial Officer
Dennis E. Linville — 2006
Senior Vice
President Area Executive
Kathleen M. Johnson — 1971
Vice President
Chief Accounting Officer
Joann Vance — 1986
Vice President
Human Resource Administrator
Christine A. Polzer — 1989
Vice President
Network Administrator
Jack L. Lester — 1990
Vice President
Compliance and Security Officer
Alfred F. Thompson, Jr. — 1996
Vice President
Loan Administration
Sharon R. Jarold — 2001
Vice President/Lending
Thomas Munson — 2003
Vice President/Lending
Karen Branham — 1983
Assistant Vice President
Gail Neikirk — 1983
Assistant Vice President
Thomas R. Neikirk — 1994
Assistant Vice President
West Branch Manager
Marlin J. Moschell — 2000
Assistant Vice President
Orwell Lending Officer
Timothy McCreary — 2004
Assistant Vice President
Chardon Branch Manager
Matthew Bellin — 2006
Assistant Vice President
Commercial Lender
Kathy Vanek — 1998
Banking Officer
Garrettsville Branch Manager
18   •   Middlefield Banc Corp.

The Middlefield Banking Company Branch Locations
2007 Annual Report   •   19

Financial table of contents

Consolidated Statements	22

Notes to Consolidated Financial Statements	26

Management’s Discussion and Analysis	52

Shareholder Information	70

Consolidated Statements

	Year Ended December 31,
Consolidated Balance Sheet	2007	2006

ASSETS
Cash and due from banks	$9,072,972	$6,893,148
Federal funds sold	8,631,963	6,200,000
Interest-bearing deposits in other institutions	110,387	546,454

Cash and cash equivalents	17,815,322	13,639,602
Investment securities available for sale	85,967,764	63,048,135
Investment securities held to maturity (fair value of $134,306 for 2006)	—	125,853
Loans	309,445,922	249,190,534
Less allowance for loan losses	3,299,276	2,848,887

Net loans	306,146,646	246,341,647
Premises and equipment	7,044,685	6,742,465
Goodwill	4,371,206	123,175
Bank-owned life insurance	7,153,381	6,872,743
Accrued interest and other assets	5,774,052	3,958,084

TOTAL ASSETS	$434,273,056	$340,851,704

LIABILITIES
Deposits:
Noninterest-bearing demand	$41,348,219	$41,002,573
Interest-bearing demand	19,566,035	11,724,173
Money market	22,684,041	14,738,767
Savings	76,895,857	54,246,499
Time	202,423,848	149,338,181

Total deposits	362,918,000	271,050,193
Short-term borrowings	1,510,607	1,609,738
Other borrowings	32,395,319	36,112,738
Accrued interest and other liabilities	2,487,746	1,615,101

TOTAL LIABILITIES	$399,311,672	$310,387,770

STOCKHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized, 1,701,546 and 1,519,887 shares issued	26,650,123	19,507,257
Retained earnings	13,746,956	14,685,971
Accumulated other comprehensive loss	(52,969)	(520,987)
Treasury stock, at cost; 151,745 shares in 2007 and 95,080 shares in 2006	(5,382,726)	(3,208,307)

TOTAL STOCKHOLDERS’ EQUITY	34,961,384	30,463,934

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$434,273,056	$340,851,704

See accompanying notes to consolidated financial statements.
22   •   Middlefield Banc Corp.

	Year Ended December 31,
Consolidated Statement of Income	2007	2006	2005

INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$21,063,258	$17,092,516	$15,040,518
Interest-bearing deposits in other institutions	155,550	20,175	15,500
Federal funds sold	498,040	117,115	35,173
Investment securities:
Taxable	1,265,673	1,143,375	1,353,035
Tax-exempt	1,773,292	1,038,318	864,745
Other dividend income	116,121	83,051	69,533

TOTAL INTEREST AND DIVIDEND INCOME	24,871,934	19,494,550	17,378,504

INTEREST EXPENSE
Deposits	11,633,010	7,157,226	5,520,206
Shortterm borrowings	92,720	167,475	103,836
Other borrowings	1,805,189	1,242,741	1,030,572

TOTAL INTEREST EXPENSE	13,530,919	8,567,442	6,654,614

NET INTEREST INCOME	11,341,015	10,927,108	10,723,890
Provision for loan losses	429,391	60,000	302,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,911,624	10,867,108	10,421,890

NONINTEREST INCOME
Service charges on deposit accounts	1,954,992	1,800,173	1,579,121
Investment securities gains (losses), net	7,942	(5,868)	—
Earnings on bank-owned life insurance	280,638	239,761	208,677
Other income	389,020	393,389	331,439

TOTAL NONINTEREST INCOME	2,632,592	2,427,455	2,119,237

NONINTEREST EXPENSE
Salaries and employee benefits	4,458,075	3,675,120	3,568,603
Occupancy	745,935	507,250	495,982
Equipment	525,250	440,878	432,635
Data processing costs	699,185	634,707	625,856
Professional fees	422,991	333,932	293,138
Ohio state franchise tax	424,873	360,000	284,950
Advertising	316,112	331,644	302,679
Postage and freight	208,554	189,629	189,970
Other expense	1,571,675	1,465,213	1,230,826

TOTAL NONINTEREST EXPENSE	9,372,650	7,938,373	7,424,639

Income before income taxes	4,171,566	5,356,190	5,116,488
Income taxes	796,223	1,471,943	1,415,156

NET INCOME	$3,375,343	$3,884,247	$3,701,332

EARNINGS PER SHARE
Basic	$2.17	$2.61	$2.50
Diluted	2.14	2.57	2.47
See accompanying notes to consolidated financial statements.
2007 Annual Report   •   23

Consolidated Statements

				Accumulated
				Other		Total
Consolidated Statement of	Common Stock		Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
Changes in Stockholders’ Equity	Shares	Amount	Earnings	Income (Loss)	Stock	Equity	Income (Loss)

Balance, December 31, 2004	1,355,488	12,815,927	15,004,552	(28,682)	(2,969,773)	24,822,023
Net income			3,701,332			3,701,332	$3,701,332
Other comprehensive income:
Unrealized loss on available-for-sale securities, net of tax benefit of $334,058				(648,406)		(648,406)	(648,406)

Comprehensive income							$3,052,926

Exercise of stock options	2,583	71,386				71,386
Common stock issued	7,158	285,669				285,669
Five percent stock dividend (including cash paid for fractional shares)	63,549	2,557,847	(2,572,949)			(15,102)
Dividend reinvestment plan	6,209	245,506				245,506
Cash dividends ($.80 per share)			(1,173,044)			(1,173,044)

Balance, December 31, 2005	1,434,987	15,976,335	14,959,891	(677,088)	(2,969,773)	27,289,365

Net income			3,884,247			3,884,247	$3,884,247
Other comprehensive income:
Unrealized gain on available-for-sale securities, net of reclassification adjustment, net of taxes of $80,416				156,101		156,101	156.101

Comprehensive income							$4,040,348

Exercise of stock options	2,439	62,115				62,115
Purchase of treasury stock					(238,534)	(238,534)
Common stock issued	7,420	305,711				305,711
Five percent stock dividend (including cash paid for fractional shares)	67,284	2,842,749	(2,859,600)			(16,851)
Dividend reinvestment plan	7,757	320,347				320,347
Cash dividends ($.87 per share)			(1,298,567)			(1,298,567)

Balance, December 31, 2006	1,519,887	19,507,257	14,685,971	(520,987)	(3,208,307)	30,463,934

Net income (unaudited)			3,375,343			3,375,343	$3,375,343
Other comprehensive income:
Unrealized loss on available-for-sale securities, net of taxes of $241,100				468,018		468,018	468,018

Comprehensive income							$3,843,361

Exercise of stock options	538	14,182				14,182
Stock based compensation expense recognized in earnings		26,435	12,695			39,130
Purchase of treasury stock (56,665 shares)					(2,174,419)	(2,174,419)
Common stock issued as a result of the acquisition of Emerald Bank	92,447	3,662,750				3,662,750
Common stock issued	5,735	221,360				221,360
Five percent stock dividend (including cash paid for fractional shares)	73,547	2,857,301	(2,873,346)			(16,045)
Dividend reinvestment plan	9,392	360,838				360,838
Cash dividends ($.94 per share)			(1,453,707)			(1,453,707)

Balance, December 31, 2007	1,701,546	$26,650,123	$13,746,956	$(52,969)	$(5,382,726)	$34,961,384

Components of comprehensive (loss):			2007	2006	2005

Change in net unrealized gain (loss) on investments available for sale			$472,771	$152,228	$(648,406)
Realized (gains) losses included in net income, net of taxes of $2,448, $1,995, and $0			(4,753)	3,873	—

TOTAL			$468,018	$156,101	$(648,406)

See accompanying notes to consolidated financial statements.
24   •   Middlefield Banc Corp.

	Year Ended December 31,
Consolidated Statement of Cash Flows	2007	2006	2005

OPERATING ACTIVITIES
Net income	$3,375,343	$3,884,247	$3,701,332
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	429,391	60,000	302,000
Depreciation and amortization	597,741	578,592	448,386
Amortization of premium and discount on investment securities	226,766	233,044	289,111
Amortization of net deferred loan fees	(65,763)	(78,577)	(139,722)
Investment securities gains (losses), net	(7,942)	5,868	—
Earnings on bank-owned life insurance	(280,638)	(239,761)	(208,677)
Deferred income taxes	97,308	(58,058)	(85,339)
Compensation expense on stock options	26,435	—	—
Increase in accrued interest receivable	(292,056)	(87,907)	(217,022)
Increase in accrued interest payable	540,144	350,939	155,449
Other, net	(352,696)	(142,067)	(280,533)

Net cash provided by operating activities	4,294,033	4,506,320	3,964,985

INVESTING ACTIVITIES
Decrease in interest-bearing deposits in other institutions, net	—	—	614,506
Investment securities available for sale:
Proceeds from repayments and maturities	10,583,584	11,109,971	11,361,937
Purchases	(32,990,009)	(16,932,389)	(13,279,687)
Proceeds from sales	—	658,976	—
Investment securities held to maturity:
Proceeds from repayments and maturities	—	95,643	—
Proceeds from sale of securities	102,942	—	—
Increase in loans, net	(20,959,699)	(15,109,371)	(18,346,125)
Acquisition of subsidiary bank	(1,828,301)	—	—
Purchase of Federal Home Loan Bank stock	(91,100)	(93,643)	(63,300)
Purchase of bank-owned life insurance	—	(1,000,000)	—
Purchase of premises and equipment	(570,065)	(585,837)	(455,570)
Proceeds from the sale of other real estate owned	61,229	—	—
Deposit acquisition premium	(2,124,212)	—	—

Net cash used for investing activities	(47,815,631)	(21,856,007)	(20,168,239)

FINANCING ACTIVITIES
Net increase in deposits	38,528,910	21,600,553	9,564,189
Increase (decrease) in short-term borrowings, net	(99,131)	(5,101,176)	4,839,151
Proceeds from other borrowings	2,000,000	16,248,000	7,000,000
Repayment of other borrowings	(8,967,419)	(6,713,473)	(4,105,113)
Purchase of treasury stock	(2,174,419)	(238,534)	—
Exercise of stock options	14,182	62,115	71,386
Common stock issued	221,360	305,711	285,669
Proceeds from dividend reinvestment plan	360,838	320,347	245,506
Tax effect of stock options	12,695	—	—
Cash dividends	(1,469,752)	(1,315,418)	(1,188,146)
Net cash received from deposit acquisition	19,270,054	—	—

Net cash provided by financing activities	47,697,318	25,168,125	16,712,642

Increase in cash and cash equivalents	4,175,720	7,818,438	509,388

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,639,602	5,821,164	5,311,776

CASH AND CASH EQUIVALENTS AT END OF YEAR	$17,815,322	$13,639,602	$5,821,164

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$12,910,196	$8,216,503	$6,499,165
Income taxes	850,000	1,498,363	1,540,000

SUMMARY OF BUSINESS ACQUISITION
Fair value of tangible assets acquired	$42,657,925	$—	$—
Fair value of core deposit intangible acquired	103,781	—	—
Fair value of liabilities assumed	(38,408,610)	—	—
Stock issued for the purchase of acquired company’s common stock	(3,662,750)	—	—
Cash paid in the acquisition	(3,887,110)	—	—
Deferred tax asset	889,361	—	—

Goodwill recognized	$(2,307,403)	$—	$—

See accompanying notes to consolidated financial statements.
2007 Annual Report   •   25

Notes to Consolidated Financial Statements
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:
     Nature of Operations and Basis of Presentation
Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On April 19, 2007, Middlefield Banc Corp. acquired Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through nine locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Banks are subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiaries, MBC and EB (the “Banks”). Significant intercompany items have been eliminated in preparing the consolidated financial statements.

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

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. The is equity security is accounted for at cost and classified with other assets.
     Loans
Loans are reported at their principal amount net of the allowance for loan losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectibility of such principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield. Management is amortizing these amounts over the contractual life of the related loans.
26    •    Middlefield Banc Corp.

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
     Goodwill
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards (“FAS”) No. 142, “Goodwill and Other Intangible Assets.” This statement, among other things, requires a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill based on the fair value of the reporting unit determined by estimating the expected present value of future cash flows.
2007 Annual Report   •    27

Notes to Consolidated Financial Statements
     Intangible Assets
Intangible assets include core deposit intangibles, which are a measure of the value of consumer demand and savings deposits acquired in business combinations accounted for as purchases. The core deposit intangibles are being amortized to expense over a 10 year life on a straight-line basis. The recoverability of the carrying value of intangible assets is evaluated on an ongoing basis, and permanent declines in value, if any, are charged to expense.
     Bank-Owned Life Insurance (BOLI)
Thee Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help off set the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the consolidated balance sheet and any increases in the cash surrender value are recorded as noninterest income on the consolidated statements of income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as no interest income.
     Income Taxes
The Company and its subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
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
     Stock Options
In December 2004, the FASB issued FAS No. 123R, Share-Based Payment, which revised FAS 123, Accounting for Stock-Based Compensation, and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. FAS 123R requires the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options, to be recognized as employee compensation expense over the requisite service period. The Company adopted FAS 123R on January 1, 2006, and applied the modified prospective transition method. Under this transition method, the Company (1) did not restate any prior periods and (2) is recognizing compensation expense for all share-based payment awards that were outstanding, but not yet vested, as of January 1, 2006, based upon the same estimated grant-date fair values and service periods used to prepare the FAS 123 pro forma disclosures.

Prior to adopting FAS 123R, the Company accounted for share-based payment awards using the intrinsic value method of APB 25 and related interpretations. Under APB 25, the Company did not record compensation expense for employee share options, unless the awards were modified, because the share options were granted with exercise prices equal to or greater than the fair value of our stock on the date of grant. The following table illustrates the effect on reported net income and earnings per share applicable to common shareholders for the years ended December 31, 2005, had we accounted for our share-based compensation plans using the fair value method of FAS 123R:
28    •    Middlefield Banc Corp.

2005

Net income as reported:	$3,701,332
Less pro forma expense related to options	60,259

Pro forma net income	$3,641,073

Basic net income per common share:
As reported	$2.63
Pro forma	2.59
Diluted net income per common share:
As reported	$2.59
Pro forma	2.55

During the year ended December 31, 2007, the Company recorded $26,435 of compensation cost related to unvested share-based compensation awards granted in 2006. As of December 31, 2007, there was approximately $15,039 of unrecognized compensation cost related to unvested share-based compensation awards granted. The at cost is expected to be recognized in 2008.

FAS 123R requires that the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) be classified as financing cash flows. Prior to the adoption of FAS 123R, such excess tax benefits were presented as operating cash flows. Accordingly, there have been excess tax benefits of $12,695 that have been classified as a financing cash inflow for the year ended December 31, 2007, in the Consolidated Statement of Cash Flows.

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

	Expected Dividend			Expected Life
Grant Year	Yield	Risk-Free Interest Rate	Expected Volatility	(in years)

2005	2.35	4.49	18.05	9.94
2006	2.27	4.67	7.18	9.94
2007	2.53	3.70 — 4.80	4.09	9.94

The weighted-average fair value of each stock option granted for 2007, 2006, and 2005, was $3.35, $7.19, and $9.49, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005, was $2,717, $16,219, and $16,458, respectively.
     Cash Flow Information
The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions as “Cash and due from banks,” “Federal funds sold,” and “Interest-bearing deposits with other institutions” with original maturities of less than 90 days.
2007 Annual Report    •    29

Notes to Consolidated Financial Statements
     Advertising Costs
Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $316,112, $331,644, and $302,679, for 2007, 2006, and 2005, respectively.
     Reclassification of Comparative Amounts
Certain comparative amounts for prior years have been reclassified to conform to current-year presentations. Such reclassifications did not affect net income or retained earnings.
     Recent Accounting Pronouncements
In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

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

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of the FAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. FAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FAS No. 157, Fair Value Measurements. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial condition.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.
30    •   Middlefield Banc Corp.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the Issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The adoption of this EITF is not expected to have a material effect on the Company’s results of operations or financial condition.

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10 (“EITF 06-10”), Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The adoption of this EITF is not expected to have a material effect on the Company’s results of operations or financial condition.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11 (“EITF 06-11”), Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF 06-11 applies to share-based payment arrangements with dividend protection features that entitle employees to receive (a) dividends on equity-classified nonvested shares, (b) dividend equivalents on equity-classified nonvested share units, or (c) payments equal to the dividends paid on the underlying shares while an equity-classified share option is outstanding, when those dividends or dividend equivalents are charged to retained earnings under FAS No. 123R, Share-Based Payment, and result in an income tax deduction for the employer. A consensus was reached that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase in additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the EITF will have on the Company’s results of operations.
2. MERGERS AND ACQUISITIONS
On November 15, 2006, Middlefield Banc Corp. entered into an Agreement and Plan of Merger for the acquisition of Emerald Bank, an Ohio-chartered savings bank headquartered in Dublin, Ohio. Middlefield Banc Corp. organized an interim bank subsidiary under Ohio commercial bank law to carry out the merger with Emerald Bank. The Agreement and Plan of Merger was amended on January 3, 2007 to make the new interim bank subsidiary, known as EB Interim Bank, a party to the agreement. At the effective time of the merger Emerald Bank merged into the new interim subsidiary, which is the surviving corporation and which operates under the name Emerald Bank as a wholly owned commercial bank subsidiary of Middlefield Banc Corp. The purchase price for Emerald Bank totaled $7,326,890 with one half of the merger consideration payable in cash and the other half in shares of Middlefield Banc Corp. common stock. The merger was approved by both bank regulators and Emerald Bank stockholders. The transaction was completed on April 19, 2007. Emerald Bank operates as a separate banking subsidiary of Middlefield Banc Corp. under the Emerald Bank name, employing a commercial bank charter.
2007 Annual Report   •   31

Notes to Consolidated Financial Statements
The following unaudited pro forma condensed combined financial information presents the results of operations of the Company had the merger taken place at January 1, 2006.

	Twelve Months Ended December 31,
	2007	2006

Interest income	$25,712,096	$21,374,586
Interest expense	14,041,702	9,686,623

Net interest income	11,670,394	11,687,963
Provision for loan losses	475,493	232,654
Net interest income after provisions for loan losses	11,194,901	11,455,309

Noninterest income	2,659,299	2,444,991
Noninterest expense	10,385,875	9,311,751

Income before income taxes	3,468,325	4,588,549
Provisions for income taxes	639,923	1,471,943

Net income including restructuring charges	2,828,402	3,116,606

Restructuring charges of $418,848, net of tax benefit of $142,408	276,440	—
Net income excluding restructuring charges	$3,104,842	$3,116,606

Net loss per share including restructuring charges	$1.82	$2.09
Basic	$1.79	$2.05
Diluted

Net income per share excluding restructuring charges
Basic	$2.00	$2.09
Diluted	$1.97	$2.05

Merger and restructuring charges are recorded in unaudited pro forma condensed combined financial information, and include incremental costs to integrate Emerald Bank with the Company’s operations. These charges represent costs associated with these one-time activities and do not represent ongoing costs of the fully integrated combined organization. These one-time charges, as shown in the table below, were expensed as incurred at Emerald Bank prior to the acquisition.

Twelve Months Ended December 31,
2007

Compensation and benefits	$40,092
Professional fees	221,389
Accleleration of contracts	157,367

$418,848

On August 1, 2007, MBC completed its acquisition of certain deposit liabilities attributable to a third-party financial institution’s branch office located in Middlefield, Ohio. The acquisition included management personnel and retail deposits of approximately $21 million. MBC recorded goodwill and core deposit intangible of approximately $2.1 million.
32   •   Middlefield Banc Corp.

3.	EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2007	2006	2005

Weighted-average common shares outstanding	1,666,265	1,586,463	1,571,778

Average treasury stock shares	(110,667)	(92,809)	(89,333)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,555,598	1,493,654	1,482,445

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	21,649	22,999	22,225

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,577,247	1,516,653	1,504,670

Options to purchase 25,897 shares of common stock at prices ranging from $36.73 to $40.24 were outstanding during the year ended December 31, 2007 but were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price being greater than the average market price as of December 31, 2007. For the year ended December 31, 2006, there were no anti-dilutive options outstanding.

4.	STOCK DIVIDEND

The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 1, 2007, payable December 15, 2007. As a result of the dividend, 73,547 additional shares of the Company’s common stock were issued, common stock was increased by $2,857,301, and retained earnings decreased by $2,873,346.

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

Fractional shares were paid in cash. All average shares outstanding and all per share amounts included in the financial statements are based on the increased number of shares after giving retroactive effects to the stock dividend.
2007 Annual Report   •   33

Notes to Consolidated Financial Statements
5.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair values of securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2007	Cost	Gains	Losses	Value

U.S. government agency securities	$7,872,500	$55,058	$(422)	$7,927,136
Obligations of states and political subdivisions:
Taxable	749,234	—	(6,845)	742,389
Tax-exempt	47,262,680	188,253	(522,389)	46,928,544
Mortgage-backed securities	29,219,323	161,252	(334,940)	29,045,635

Total debt securities	85,103,737	$404,563	$(864,596)	$84,643,704
Equity securities	944,283	396,477	(16,700)	1,324,060

Total	$86,048,020	$801,040	$(881,296)	$85,967,764

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2006	Cost	Gains	Losses	Value

U.S. government agency securities	$7,253,348	$1,911	$(110,073)	$7,145,186
Obligations of states and political subdivisions:
Taxable	748,877	—	(22,205)	726,672
Tax-exempt	38,181,724	139,789	(353,231)	37,968,282
Mortgage-backed securities	16,959,278	377	(490,850)	16,468,805

Total debt securities	63,143,227	$142,077	$(976,359)	$62,308,945
Equity securities	694,283	48,207	(3,300)	739,190

Total	$63,837,510	$190,284	$(979,659)	$63,048,135

The amortized cost and fair value of debt securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

Due in one year or less	$4,299,248	$4,302,375
Due after one year through five years	10,281,031	10,303,416
Due after five years through ten years	14,313,463	14,356,532
Due after ten years	56,209,995	55,681,381

Total	$85,103,737	$84,643,704

Investment securities with approximate carrying values of $23,974,806 and $21,121,334 at December 31, 2007 and 2006, respectively, were pledged to secure deposits and other purposes as required by law.

Proceeds from sales of investment securities available for sale and gross losses realized were $658,976 and $5,868, respectively, during 2006. There were no sales of investment securities available for sale during 2007 and 2005.
34   •   Middlefield Banc Corp.

6.	INVESTMENT SECURITIES HELD TO MATURITY
The amortized cost and fair values of investment securities held to maturity are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2006	Cost	Gains	Losses	Value

Obligations of states and political subdivisions:	$125,853	$8,453	$—	$134,306

Total	$125,853	$8,453	—	$134,306

Proceeds from the sale of investment securities held to maturity and gross gains realized were $102,942 and $7,942, respectively, during 2007. The Company transferred investment securities held to maturity with a carrying amount of $19,899 and fair value of $20,641 to investment securities available for sale during 2007. The Company no longer maintains a held to maturity portfolio.
7.	UNREALIZED LOSSES ON SECURITIES
The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006.

	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2007	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$—	$—	$498,930	$(422)	$498,930	$(422)
Obligations of states and political subdivisions	12,102,406	(223,753)	19,818,047	(305,481)	31,920,453	(529,234)
Mortgage-backed securities	4,753,699	(42,609)	12,503,364	(292,331)	17,257,063	(334,940)
Equity securities	—	—	29,250	(16,700)	29,250	(16,700)

Total	$16,856,105	$(266,362)	$32,849,591	$(614,934)	$49,705,696	$(881,296)

	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2006	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$495,470	$(2,518)	$5,995,855	$(107,555)	$6,491,325	$110,073)
Obligations of states and political subdivisions	12,725,091	(149,101)	12,310,231	(226,335)	25,035,322	(375,436)
Mortgage-backed securities	486,318	(11,214)	15,927,958	(479,636)	16,414,276	(490,850)
Equity securities	42,650	(3,300)	—	—	42,650	(3,300)

Total	$13,749,529	$(166,133)	$34,234,044	$(813,526)	$47,983,573	$(979,659)

The policy of the Company is to recognize an other-than-temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. There are 147 securities that are considered temporarily impaired at December 31, 2007. The Company reviews its position quarterly and has asserted that at December 31, 2007, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.
2007 Annual Report   •   35

    Notes to Consolidated Financial Statements
The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes that are not expected to result in the noncollection of principal and interest during the period.
8.	LOANS
Major classifications of loans are summarized as follows:

	2007	2006

Commercial and industrial	$67,009,564	$68,496,089
Real estate — construction	6,704,054	2,457,928
Real estate — mortgage:
Residential	193,514,047	162,916,830
Commercial	36,818,070	9,948,568
Consumer installment	5,400,187	5,371,119

	309,445,922	249,190,534
Less allowance for loan losses	3,299,276	2,848,887

Net loans	$306,146,646	$246,341,647

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2007 and 2006, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.
Nonperforming loans consist of commercial and consumer loans which are on a nonaccrual basis and loans contractually past due 90 days or more but are not on nonaccrual status because they are well secured or in the process of collection.
Information regarding nonperforming loans at December 31 is as follows:

	2007	2006

90 days or more past due and accruing interest	$1,917,480	$208,778
Nonaccrual loans	3,744,451	1,180,248

Total nonperforming loans	$5,661,931	$1,389,026

Information regarding impaired loans at December 31 is as follows:

	2007	2006

Impaired loans with a related allowance for loan loss	$2,481,272	$289,754
Impaired loans without a related allowance for loan loss	—	—
Related allowance for loan loss	348,006	71,214
Average recorded investment in impaired loans	1,117,297	231,376
Interest income recognized	126,305	3,177

36   •   Middlefield Banc Corp.

9.	ALLOWANCE FOR LOAN LOSSES
Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2007	2006

Balance, January 1	$2,848,887	$2,841,098
Add:
Additions from acquisitions	436,063	—
Provisions charged to operations	429,391	60,000
Recoveries	13,839	28,663
Less loans charged off	428,904	80,874

Balance, December 31	$3,299,276	$2,848,887

10.	PREMISES AND EQUIPMENT
Major classifications of premises and equipment are summarized as follows:

	2007	2006

Land and land improvements	$1,537,930	$1,537,930
Building and leasehold improvements	7,620,924	7,149,204
Furniture, fixtures, and equipment	3,801,814	3,335,681

	12,960,668	12,022,815
Less accumulated depreciation and amortization	5,915,983	5,280,350

Total	$7,044,685	$6,742,465

Depreciation and amortization charged to operations was $504,058 in 2007, $468,148 in 2006, and $448,386 in 2005.
11.	GOODWILL AND INTANGIBLE ASSETS
Goodwill totaled $4,371,206 at December 31, 2007 and $123,175 at December 31, 2006. The Company recorded goodwill totaling $2,339,403 in connection with the acquisition of Emerald Bank. During 2007, the Company recorded goodwill totaling $2,031,803 in connection with the acquisition of a third-party financial institution’s branch office.
The Company recorded core deposit intangibles of $103,781 and $182,100 in connection with the acquisitions of Emerald Bank and a third-party financial institution’s branch office, respectively.
2007 Annual Report • 37

Notes to Consolidated Financial Statements
Core deposit intangible assets are amortized on a straight-line basis over their estimated lives of 10 years. Amortization expense totaled $11,913 in 2007. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2007 is as follows:

2008	$28,588
2009	28,588
2010	28,588
2011	28,588
2012	28,588
Thereafter	131,028

$273,968

12.	OTHER ASSETS

The components of other assets are as follows:

	2007	2006

FHLB stock	$1,731,000	$1,507,300
Accrued interest on investment securities	475,043	346,099
Accrued interest on loans	1,065,391	764,656
Deferred tax asset, net	1,398,408	847,456
Other	1,104,210	492,573

Total	$5,774,052	$3,958,084

13.	DEPOSITS

Time deposits at December 31, 2007, mature $138,146,533, $49,097,203, $6,501,675, $3,675,906, and $5,002,531, during 2008, 2009, 2010, 2011, and 2012, respectively.

The aggregate amount of time certificates of deposit with a minimum denomination of $100,000 and individual retirement accounts with a minimum denomination of $250,000 was $38,357,201 and $2,395,334, respectively, at December 31, 2007. Time certificates of deposit in excess of $100,000 and individual retirement accounts in excess of $250,000 are not federally insured.

Maturities on time deposits of $100,000 or more at December 31, 2007, are as follows:

Within three months	$8,431,158
Beyond three but within six months	8,615,730
Beyond six but within twelve months	15,291,877
Beyond one year	18,677,293

Total	$51,016,058

38   •   Middlefield Banc Corp.

14.	SHORT-TERM BORROWINGS

The outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and federal funds purchased, are summarized as follows:

	2007	2006

Balance at year-end	$1,510,607	$1,609,738
Average balance outstanding	2,383,902	3,281,340
Maximum month-end balance	5,768,057	8,245,406
Weighted-average rate at year-end	2.96%	4.35%
Weighted-average rate during the year	3.89%	5.10%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.
The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 7.0 percent, from Lorain National Bank. At December 31, 2007 and December 31, 2006, there were no outstanding balances of this line.
15.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB as follows:

			Weighted-
	Maturity range		average	Stated interest rate range
Description	from	to	interest rate	from	to	2007	2006

Fixed rate	06/27/06	11/17/10	5.10%	4.70%	5.38%	$5,250,000	$7,000,000
Fixed rate amortizing	06/01/09	06/01/25	4.13	2.70	5.51	8,897,319	12,864,738
Convertible	09/04/08	10/09/12	4.26	4.14	6.45	10,000,000	8,000,000
Junior subordinated debt	12/21/37	12/21/37	6.58	6.58	6.58	8,248,000	8,248,000

						$32,395,319	$36,112,738

The scheduled maturities of advances outstanding are as follows:

	Year Ending December 31,
	2007
		Weighted-
	Amount	Average Rate

2008	$11,839,778	5.06%
2009	4,186,199	4.56
2010	3,842,373	5.40
2011	802,624	3.70
2012	2,555,243	4.04
Beyond 2012	9,169,102	6.31

	$32,395,319	5.28%

2007 Annual Report   •   39

Notes to Consolidated Financial Statements
The Bank entered into a ten-year “Convertible Select” fixed commitment advance arrangement with the FHLB. Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change the Bank may exercise a put option and satisfy the obligation without penalty.
Advances from the FHLB maturing July 1, 2007, June 1, 2009, February 1, 2012, June 4, 2012, February 2, 2013, February 26, 2014, July 28, 2014, September 13, 2014, June 1, 2015, June 4, 2017, February 1, 2018, February 26, 2019, February 1, 2023, and June 1, 2025, require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under terms of a blanket agreement, collateral for the FHLB borrowings are secured by certain qualifying assets of the Bank, which consist principally of first mortgage loans. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $184 million at December 31, 2007.
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
16.	OTHER LIABILITIES
The components of other liabilities are as follows:

	2007	2006

Accrued interest payable	$1,509,575	$888,855
Other	978,171	726,246

Total	$2,487,746	$1,615,101

17.	INCOME TAXES
The provision for federal income taxes consists of:

	2007	2006	2005

Current payable	$698,915	$1,530,001	$1,500,495
Deferred	97,308	(58,058)	(85,339)

Total provision	$796,223	$1,471,943	$1,415,156

40   •   Middlefield Banc Corp.

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2007	2006

Deferred tax assets:
Allowance for loan losses	$1,008,069	$899,689
Net unrealized loss on securities	27,287	268,386
Supplemental retirement plan	123,339	93,045
Origination costs	25,115	—
Net operating losses of subsidiary	606,806	—

Gross deferred tax assets	1,790,616	1,261,120

Deferred tax liabilities:
Deferred origination fees, net	55,637	106,328
Premises and equipment	113,170	116,635
Net unrealized gain on securities	—	—
Other	223,400	190,701

Gross deferred tax liabilities	392,207	413,664

Net deferred tax assets	$1,398,409	$847,456

No valuation allowance was established at December 31, 2007 and 2006, in view of the Company’s ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.
The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

	2007		2006		2005
		% of		% of		% of
		Pre-tax		Pre-tax		Pre-tax
	Amount	Income	Amount	Income	Amount	Income

Provision at statutory rate	$1,418,332	34.0%	$1,821,105	34.0%	$1,739,606	34.0%
Tax-free income	(702,124)	(16.8)	(437,874)	(8.2)	(295,146)	5.8
Nondeductible interest expense	102,830	2.5	54,673	1.0	38,639	0.8
Other	(22,816)	(0.6)	34,039	0.6	(67,923)	(1.4)

Actual tax expense and effective rate	796,222	19.1%	$1,471,943	27.5%	$1,415,176	27.6%

The Company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109,” effective January 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN No. 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. The adoption of FIN No. 48 did not have a significant impact on the Company’s financial statements.
2007 Annual Report   •   41

    Notes to Consolidated Financial Statements
18.	EMPLOYEE BENEFITS
      Retirement Plan
The Banks maintain section 401(k) employee savings and investment plans for all full-time employees and officers of the Banks with more than one year of service. The Banks’ contributions to the plans are based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 15 percent of salary. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20 percent increments. EB contributions are vested at 25 percent for less than a year of employment, 50 percent after one year, 75 percent after two years and fully vested after three years. Contributions for 2007, 2006, and 2005 to these plans amounted to $79,959, $71,516, and $62,755, respectively.
      Supplemental Retirement Plan
MBC maintains a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.
The following table illustrates the components of the net periodic pension cost for the Directors’ Retirement Plan for the years ended:

	Directors’ Retirement Plan
	2007	2006	2005

Components of net periodic pension costs
Service cost	$11,991	$9,510	$12,756
Interest cost	12,189	9,791	9,948

Net periodic pension cost	$24,180	$19,301	$22,704

      Executive Deferred Compensation Plan
During 2006, MBC implemented an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management. The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to three officers, with contributions made solely by MBC. During 2007, MBC contributed $49,932 to the Plan. There were no contributions made to the Plan during 2006.
      Stock Option and Restricted Stock Plan
The Company maintains a stock option and restricted stock plan (“the Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock for key officers and employees and nonemployee directors of the Company. A total of 153,932 shares of authorized and unissued or issued common stock are reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. No option shall become exercisable earlier than one year from the date the Plan was approved by the stockholders.
42   •   Middlefield Banc Corp.

The following table presents share data related to the outstanding options:

		Weighted-		Weighted-
		average		average
		Exercise		Exercise
	2007	Price	2006	Price

Outstanding, January 1	77,287	$26.23	81,921	$25.51
Granted	14,840	37.27	3,675	38.33
Exercised	(565)	25.10	(2,689)	24.05
Forfeited	(3,351)	22.11	(5,620)	26.43

Outstanding, December 31	88,211	$28.34	77,287	26.23

Exercisable at year-end	83,724	27.86	73,612	25.52

The following table summarizes the characteristics of stock options at December 31, 2007:

			Outstanding		Exercisable
			Contractual	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price

June 14, 1999	$23.70	3,736	1.45	$23.70	3,736	$23.70
November 23, 1999	23.12	2,934	1.90	23.12	2,934	23.12
December 11, 2000	17.90	10,941	2.95	17.90	10,941	17.90
December 9, 2002	22.33	9,806	4.94	22.33	9,806	22.33
December 8, 2003	24.29	20,917	5.94	24.29	20,917	24.29
May 12, 2004	27.36	907	6.33	27.36	907	27.36
December 13, 2004	30.45	13,073	6.95	30.45	13,073	30.45
December 14, 2005	36.73	8,595	7.95	36.73	8,595	36.73
December 10, 2006	40.24	3,675	8.95	40.24	3,675	40.24
April 19, 2007	37.33	9,140	9.31	37.33	9,140	37.73
May 16, 2007	37.48	1,337	9.41	37.48	—	37.48
December 10, 2007	37.00	3,150	9.95	37.00	—	37.00

		88,211			83,724

For the years ended December 31, 2007, 2006, and 2005, the Company granted 130 shares, 90 shares, and 80 shares, respectively, of common stock under the restricted stock plan. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.
2007 Annual Report   •   43

Notes to Consolidated Financial Statements
19.	COMMITMENTS
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

	2007	2006

Commitments to extend credit	$49,375,176	$46,092,201
Standby letters of credit	466,647	121,598

Total	$49,841,823	$46,213,799

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
20.	REGULATORY RESTRICTIONS
          Loans
Federal law prevents the Company from borrowing from the Banks unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Banks’ common stock and capital surplus.
          Dividends
MBC and EB are subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, for MBC, the amount available for payment of dividends for 2008 approximates $4,475,000 plus 2008 profits retained up to the date of the dividend declaration. For EB, the amount available for payment of dividends for 2008 approximates $33,000 plus 2008 profits retained up to the date of the dividend declaration.
44   •   Middlefield Banc Corp.

21.	REGULATORY CAPITAL
Federal regulations require the Company and the Banks to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) established five capital categories ranging from “well capitalized” to “critically undercapitalized.” Should any institution fail to meet the requirements to be considered “adequately capitalized,” it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2007 and 2006, the FDIC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2007.

	Middlefield Banc Corp.		The Middlefield Banking Co.		Emerald Bank
	December 31,		December 31,		December 31,
	2007		2007		2007
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-Weighted Assets)

Actual	$42,664,943	14.56%	$32,028,171	12.67%	$7,777,400	19.50%
For Capital Adequacy Purposes	23,441,926	8.00	20,230,160	8.00	3,190,160	8.00
To Be Well Capitalized	29,302,408	10.00	25,287,700	10.00	3,987,700	10.00

Tier I Capital (to Risk-Weighted Assets)

Actual	$39,194,767	13.38%	$29,205,547	11.55%	$7,300,748	18.31%
For Capital Adequacy Purposes	11,720,963	4.00	10,115,080	4.00	1,595,080	4.00
To Be Well Capitalized	17,581,445	6.00	15,172,620	6.00	2,392,620	6.00

Tier I Capital (to Average Assets)

Actual	$39,194,767	9.23%	$29,205,547	7.82%	$7,300,748	14.38%
For Capital Adequacy Purposes	16,990,099	4.00	14,946,917	4.00	2,030,504	4.00
To Be Well Capitalized	21,237,623	5.00	18,683,646	5.00	2,538,130	5.00

2007 Annual Report   •   45

Notes to Consolidated Financial Statements
The Company’s and MBC’s actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2006.

	Middlefield Banc Corp.		The Middlefield Banking Co.
	December 31,		December 31,
	2006		2006
	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-Weighted Assets)

Actual	$41,978,838	18.05%	$32,220,571	13.88%
For Capital Adequacy Purposes	18,605,783	8.00	18,568,960	8.00
To Be Well Capitalized	23,257,229	10.00	23,211,200	10.00

Tier I Capital (to Risk-Weighted Assets)

Actual	$39,109,743	16.82%	$29,371,684	12.65%
For Capital Adequacy Purposes	9,302,892	4.00	9,284,480	4.00
To Be Well Capitalized	13,954,337	6.00	13,926,720	6.00

Tier I Capital (to Average Assets)

Actual	$39,109,743	11.82%	$29,371,684	8.89%
For Capital Adequacy Purposes	13,236,186	4.00	13,221,051	4.00
To Be Well Capitalized	16,545,233	5.00	16,526,314	5.00

22.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS
The estimated fair value of the Company’s financial instruments at December 31 are as follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial assets:
Cash and cash equivalents	$17,815,322	$17,815,322	$13,639,602	$13,639,602
Investment securities:
Available for sale	85,967,764	85,967,764	63,048,135	63,048,135
Held to maturity	—	—	125,853	134,306
Net loans	306,146,646	307,323,642	246,341,647	242,583,242
Bank-owned life insurance	7,153,381	7,153,381	6,872,743	6,872,743
Federal Home Loan Bank stock	1,731,000	1,731,000	1,507,300	1,507,300
Accrued interest receivable	1,540,434	1,540,434	1,110,755	1,110,755

Financial liabilities:
Deposits	$362,918,000	$364,271,994	$271,050,193	$270,101,193
Short-term borrowings	1,510,607	1,510,607	1,609,738	1,609,738
Other borrowings	32,395,319	32,262,319	36,112,738	36,139,369
Accrued interest payable	1,509,575	1,509,575	888,855	888,855

46   •   Middlefield Banc Corp.

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
2007 Annual Report   •   47

     Notes to Consolidated Financial Statements
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
23.	PARENT COMPANY
Following are condensed financial statements for the Company.

	December 31,
CONDENSED BALANCE SHEET	2007	2006

ASSETS
Cash and due from banks	$1,199,416	$8,265,187
Interest-bearing deposits in other institutions	110,387	546,454
Investment securities available for sale	1,324,060	739,190
Other assets	420,175	371,177
Investment in subsidiary bank	40,452,190	28,821,058

TOTAL ASSETS	$43,506,228	$38,743,066

LIABILITIES
Trust Preferred Securities	$8,248,000	$8,248,000
Other liabilities	296,844	31,132

STOCKHOLDERS’ EQUITY	34,961,384	30,463,934

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$43,506,228	$38,743,066

48   •   Middlefield Banc Corp.

	Year Ended December 31,

CONDENSED STATEMENT OF INCOME	2007	2006	2005

INCOME
Dividends from subsidiary banks	$2,018,050	$1,277,306	$1,999,052
Interest income	154,199	19,931	12,017
Other	6,965	—	—

TOTAL INCOME	2,179,214	1,297,237	2,011,069

EXPENSES
Interest expensed	535,280	18,387	54,107
Other	269,861	180,651	163,275

TOTAL INCOME	805,141	199,038	217,382

Income before income tax benefit	1,374,073	1,098,199	1,793,687

Income tax benefit	(218,952)	(60,644)	(69,844)

Income before equity in undistributed net income of subsidiaries	1,593,025	1,158,843	1,863,531

Equity in undistributed net income of subsidiaries	1,782,318	2,725,404	1,837,801

NET INCOME	$3,375,343	$3,884,247	$3,701,332

	Year Ended December 31,

CONDENSED STATEMENT OF CASH FLOWS	2007	2006	2005

OPERATING ACTIVITIES
Net income	$3,375,343	$3,884,247	$3,701,332
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(1,775,975)	(2,725,404)	(1,837,801)
Equity in undistributed net income of Emerald Bank	(32,780)	—	—
Compensation expense on stock options	26,435	—	—
Other	102,856	15,865	—

Net cash provided by operating activities	1,695,879	1,174,708	1,863,531

INVESTING ACTIVITIES
Decrease in interest-bearing deposits in other institutions	—	—	614,506
Deferred acquisition costs	—	(123,175)	—
Investment in unconsolidated subsidiary	—	(248,000)	—
Purchase of investment securities	(250,000)	(250,020)	(45,944)
Net assets of Emerald Bank acquired	(5,912,621)	—	—

Net cash provided by (used for)	(6,162,621)	(621,195)	568,562

FINANCING ACTIVITIES
Net increase in short term borrowing	—	—	(1,200,000)
Issuance of trust-preferred securities	—	8,248,000	—
Purchase of treasury stock	(2,174,419)	(238,534)	—
Exercise of stock options	14,182	62,115	71,386
Common stock issued	221,360	305,711	285,669
Proceeds from dividend reinvestment plan	360,838	320,347	245,506
Tax effect of stock options	12,695	—	—
Cash dividends	(1,469,752)	(1,315,418)	(1,188,146)

Net cash provided by (used for) financing activities	(3,035,096)	7,382,221	(1,785,585)

Increase (decrease) in cash	(7,501,838)	7,935,734	646,508

CASH AT BEGINNING OF YEAR	8,811,641	875,907	229,399

CASH AT END OF YEAR	$1,309,803	$8,811,641	$875,907

2007 Annual Report   •   49

Notes to Consolidated Financial Statements
24.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007

Total interest income	$5,391,747	$6,235,712	$6,573,178	$6,671,297
Total interest expense	2,779,298	3,359,372	3,666,111	3,726,138

Net interest income	2,612,449	2,876,340	2,907,067	2,945,159
Provision for loan losses	45,000	69,391	60,000	255,000

Net interest income after provision for loan losses	2,567,449	2,806,949	2,847,067	2,690,159

Total noninterest income	621,628	648,243	653,810	708,911
Total noninterest expense	2,273,702	2,320,833	2,416,933	2,361,182

Income before income taxes	915,375	1,134,359	1,083,944	1,037,888
Income taxes	163,000	235,128	223,000	175,095

Net income	$752,375	$899,231	$860,944	$862,793

Per share data:
Net income
Basic	$0.51	$0.57	$0.54	$0.55
Diluted	0.49	0.56	0.54	0.55
Average shares outstanding
Basic	1,497,417	1,578,583	1,585,225	1,561,771
Diluted	1,519,911	1,600,045	1,604,693	1,582,872

	Three Months Ended

	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006

Total interest income	$4,560,636	$4,790,313	$4,976,078	$5,167,523
Total interest expense	1,874,659	2,037,549	2,217,481	2,437,753

Net interest income	2,685,977	2,752,764	2,758,597	2,729,770
Provision for loan losses	75,000	75,000	90,000	(180,000)

Net interest income after provision for loan losses	2,610,977	2,677,764	2,668,597	2,909,770

Total noninterest income	550,326	594,655	643,602	638,872
Total noninterest expense	2,035,731	1,898,032	2,042,405	1,962,205

Income before income taxes	1,125,572	1,374,387	1,269,794	1,586,437
Income taxes	308,000	386,587	339,000	438,356

Net income	$817,572	$987,800	$930,794	$1,148,081

Per share data:
Net income
Basic	$0.55	$0.67	0.62	0.77
Diluted	0.55	0.65	0.61	0.76
Average shares outstanding
Basic	1,485,579	1,484,640	1,490,251	1,496,935
Diluted	1,509,247	1,509,173	1,514,875	1,519,289

50   •   Middlefield Banc Corp.

Board of Directors and Stockholders
Middlefield Banc Corp.
We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2007, in conformity with U.S. generally accepted accounting principles.
We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, included in the accompanying Management’s Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.
S.R. Snodgrass,
A.C. Wexford, PA
March 14, 2008
2007 Annual Report   •   51

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
The consolidated review and analysis of Middlefield Banc Corp. (“Company”) is intended to assist the reader in evaluating the performance of the Company for the years ended December 31, 2007, 2006, and 2005. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.
The Company is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On April 19, 2007, Middlefield Banc Corp. acquired Emerald Bank (“EB”), an Ohio-chartered savings bank headquartered in Dublin, Ohio. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through nine locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Banks are subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions. MBC and EB are members of the Federal Home Loan Bank (FHLB) of Cincinnati, which is one of the twelve regional banks comprising the FHLB System.
This Management’s Discussion and Analysis section of the Annual Report contains certain forward-looking statements. Forward-looking statements are based upon a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. Although the Company believes its estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by the Company or any other person that the indicated results will be achieved. Investors are cautioned not to place undue reliance on forward-looking information.
These forward-looking statements may involve significant risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results in these forward-looking statements.
Significant Financial Events in 2007
On November 15, 2006, Middlefield Banc Corp. entered into an Agreement and Plan of Merger for the acquisition of Emerald Bank, an Ohio-chartered savings bank headquartered in Dublin, Ohio. Middlefield Banc Corp. organized an interim bank subsidiary under Ohio commercial bank law to carry out the merger with Emerald Bank. The Agreement and Plan of Merger was amended on January 3, 2007 to make the new interim bank subsidiary, known as EB Interim Bank, a party to the agreement. At the effective time of the merger Emerald Bank merged into the new interim subsidiary, which is the surviving corporation and which operates under the name Emerald Bank as a wholly owned commercial bank subsidiary of Middlefield Banc Corp. The purchase price for Emerald Bank totaled $7,326,890 with one half of the merger consideration payable in cash and the other half in shares of Middlefield Banc Corp. common stock. The merger was approved by both bank regulators and Emerald Bank stockholders. The transaction was completed on April 19, 2007. Emerald Bank operates as a separate banking subsidiary of Middlefield Banc Corp. under the Emerald Bank name, employing a commercial bank charter.
On August 1, 2007, MBC completed its acquisition of certain deposit liabilities attributable to a third-party financial institution’s branch office located in Middlefield, Ohio. The acquisition included management personnel and retail deposits of approximately $21 million. MBC recorded goodwill and core deposit intangible of approximately $2.1 million.
52   •   Middlefield Banc Corp.

MBC’s board of directors declared a 5% share dividend for shareholders of record on December 1, 2007, and a quarterly cash dividend of $0.245 per common share. On December 14, 2007, shareholders of record received additional stock shares equal to 5% of their holdings. Payment of the fourth quarter cash dividend in the amount of $0.245 per share was on the total holdings including the share dividend. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock dividend where applicable.
Critical Accounting Policies
Allowance for loan losses
Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company’s allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.
Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company’s methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of “Notes to Consolidated Financial Statements” commencing on the previous pages of this Annual Report.
The allowance for loan loss balance as of December 31, 2007 totaled $3.3 million representing a $450,000 increase from the end of 2006. Asset quality is a high-priority in our overall business plan as it relates to long-term asset growth projections. During 2007, net charge-offs increased by $363,000 compared to 2006. Two key ratios to monitor asset quality performance are net charge-offs/average loans and the allowance for loan losses/non-performing loans. At year-end 2007, these ratios were .15% and 58.3% respectively compared to .02% and 205% in 2006.
Changes in Financial Condition
General. The Company’s total assets increased $93.4 million or 27.4% to $434.3 million at December 31, 2007 from $340.9 million at December 31, 2006. This increase was composed of a net increase in securities of $22.8 million, net loans receivable of $59.8 million and cash and cash equivalents of $4.2 million. The acquisition of Emerald Bank represented $53.8 million or 57.6% of the asset growth for the twelve months of 2007.
The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $88.9 million or 28.6% to $399.3 million at December 31, 2007 from $310.4 million at December 31, 2006. The Company also experienced an increase in total stockholders’ equity of $4.5 million or 14.8% to $35.0 million at December 31, 2007 from $30.5 million at December 31, 2006.
The increase in total liabilities was primarily due to deposit growth for the year. Total deposits increased $91.9 million or 33.9% to $362.9 million at December 31, 2007 from $271.1 million as of December 31, 2006. Bank and branch acquisitions represented 64.5% of the growth for a total of $59.3 million. The increase was partially offset by a $3.7 million decline in other borrowing. The net increase in total stockholders’ equity can be attributed to an increase in common stock and net income offset by an increase in treasury stock of $2.2 million.
2007 Annual Report   •   53

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits, and federal funds sold represent cash equivalents which increased a combined $4.2 million or 30.6% to $17.8 million at December 31, 2007 from $13.6 million at December 31, 2006. Deposits from customers into savings and checking accounts, loan and security repayments, and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases, and repayments of borrowed funds. The net increase in 2007 can be attributed principally to increases in deposits.
Securities. The Company’s loan and securities portfolios represent its two largest balance sheet asset classifications. The Company’s securities portfolio increased $22.8 million or 36.1% to $86.0 million at December 31, 2007 from $63.2 million at December 31, 2006. During 2007, the Company recorded purchases of available for sale securities of $33.0 million, consisting of municipal bonds and mortgage-backed securities. Partially off setting the purchases were $10.6 million of maturities and repayments that principally relate to mortgage-backed securities. The Company’s deposit growth was the primary source of funding for the securities portfolio.
Our objective in managing the securities portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the Company feels it has in excess of funds used to satisfy loan demand and operating considerations.
Mortgage-backed securities are created by the pooling of mortgages and issuance of a security. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages. Investments in mortgage-backed securities involve a risk that actual principal prepayments will be greater than estimated prepayments over the life of the security. Prepayment estimates for mortgage-backed securities are performed at purchase to ensure that prepayment assumptions are reasonable considering the underlying collateral for the mortgage-backed securities at issue and current mortgage interest rates and to determine the yield and estimated maturity of the mortgage-backed security portfolio. Prepayments that are faster than anticipated may shorten the life of the security and may result in faster amortization of any premiums paid and thereby reduce the net yield on such securities. During periods of declining mortgage interest rates, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security.
Loans receivable. The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable increased $59.8 million or 24.3% to $306.1 million at December 31, 2007 from $246.3 million at December 31, 2006. The Emerald Bank acquisition represented $47.8 million or 79.9% of the loan growth for the year with the remaining growth coming from the companies’ branch system. Included in this growth were increases in most loan types including residential, commercial and construction real estate of $30.6, $26.9, and $4.2 million respectively.
The product mix in the loan portfolio includes commercial loans comprising 21.7%, construction loans 1.7%, residential real estate loans 62.5%, commercial real estate loans 11.9% and consumer loans 1.7% at December 31, 2007 compared with 28.5%, 65.4%, 4.0% and 2.2%, respectively, at December 31, 2006.
Loans contributed 84.7% of total interest income in 2007 and 87.7% in 2006. The loan portfolio yield of 7.31% in 2007 was 46 basis points greater than the average yield for total interest earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and
54   •   Middlefield Banc Corp.

maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Company generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.
FHLB stock. FHLB stock increased $224,000 or 14.8% to $1.7 million at December 31, 2007 from $1.5 million at December 31, 2006, primarily as a result of the purchase of Emerald Bank and the increased asset size of Middlefield Bank that is used to calculate the minimum stock requirement.
Bank-owned life insurance. Bank-owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $281,000 to $7.2 million as of December 31, 2007 from $6.9 million at the end of 2006 as a result of the earnings of the underlying insurance policies.
Deposits. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 91.5% of the Company’s total funding sources at December 31, 2007. The deposit base consists of demand deposits, savings and money market accounts and time deposits. Total deposits increased $91.9 million or 33.9% to $362.9 million at December 31, 2007 from $271.1 million at December 31, 2006.
Deposit growth in 2007 was centered in certificates of deposit with a 35.5% or $53.1 million increase. The Company also experienced growth in savings, money market, and both interest bearing and noninterest bearing demand deposit accounts. Although most of the deposit increase was due to the EB and branch acquisitions, the Company did experience over $32 million of organic deposit growth.
Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, and repurchase agreement borrowings. Borrowed funds declined $3.8 million or 10.1% to $33.9 million at December 31, 2007 from $37.7 million at December 31, 2006. FHLB advances decreased $3.7 million with short-tem borrowing declining $99,000. The decline in borrowed funds for the year was due to deposit growth outpacing the growth in the loan portfolio, giving management the opportunity to pay down debt.
Stockholders’ equity. Stockholders’ equity increased by $4.5 million or 14.8% to $35.0 million at December 31, 2007 from $30.5 million at December 31, 2006. The net increase in total stockholders’ equity can be attributed to net income of $3.4 million along with $3.7 million of stock issued due to the purchase of EB. This increase was partially offset by cash dividends of $1.4 million and the purchase of $2.2 million in treasury stock. The Company remains committed to utilization of the stock repurchase plan, having repurchased approximately 57,000 shares during 2007.
During 2007, we maintained our annual cash dividend and paid $0.94 per share. Total cash dividends paid were $1.4 million in 2007 compared to $1.3 million in 2006. Equity strategies for 2007 include three initiatives: increase earnings to support the current cash dividends; evaluate the current features of our Dividend Reinvestment Plan to determine its impact on the goals and objectives for future capital planning; and continue to remain active with our Stock Repurchase Program.
2007 Annual Report   •   55

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Changes in Results of Operations
2007 Results Compared to 2006 Results
General. The Company posted net income of $3.4 million, compared to $3.9 million for the year ended December 31, 2006. On a per share basis, 2007 earnings were $2.14 per diluted share, representing a decrease from the $2.57 per diluted share for the year ended December 31, 2006. The return on average equity for the year ended December 31, 2007 was 10.06% and its return on average assets was 0.85%. The $509,000 or 13.1% decline in net income between 2007 and 2006 can primarily be attributed to an increase in total noninterest expense of $1.4 million resulting from a 54 basis point reduction of the net interest margin.
Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages, and the average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.
56   •   Middlefield Banc Corp.

	For The Year Ended December 31,
	2007			2006			2005
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

	(Dollars in thousands)			(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable	$288,022	$21,063	7.31%	$240,452	$17,093	7.11%	$222,926	$15,041	6.75%
Investments securities	74,820	3,040	5.28%	57,520	2,181	4.72%	59,370	2,218	4.49%
Interest-bearing deposits with other banks	13,829	770	5.57%	4,503	221	4.91%	2,698	120	4.45%

Total interest-earning assets	376,671	24,873	6.85%	302,475	19,495	6.62%	284,994	17,379	6.25%

Noninterest-earning assets	21,307			16,231			16,926

Total assets	397,979			318,706			301,920

Interest-bearing liabilities:
Interest-bearing demand deposits	$15,541	359	2.31%	11,280	133	1.18%	9,371	75	0.80%
Money market deposits	25,057	1,026	4.09%	13,675	374	2.73%	15,016	297	1.98%
Savings deposits	68,882	1,695	2.46%	57,831	910	1.57%	69,680	1,047	1.50%
Certificates of deposit	172,552	8,581	4.97%	135,763	5,740	4.23%	115,969	4,101	3.54%
Borrowings	36,639	1,870	5.10%	30,767	1,410	4.58%	26,577	1,135	4.27%

Total interest-bearing liabilities	318,671	13,531	4.25%	249,316	8,567	3.44%	236,613	6,655	2.81%

Noninterest-bearing liabilities
Other liabilities	45,769			40,799			39,682
Stockholders’ equity	33,539			28,591			25,625

Total liabilities and stockholders’ equity	$397,979			$318,706			$301,920

Net interest income		$11,342			$10,928			$10,724

Interest rate spread (1)			2.60%			3.19%			3.44%
Net yield on interest-earning assets (2)			3.25%			3.79%			3.92%
Ratio of average interest- earning assets to average interest-bearing liabilities			118.20%			121.32%			120.45%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
2007 Annual Report   •   57

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	2007 versus 2006			2006 versus 2005
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total

	(Dollars in thousands)			(Dollars in thousands)
Interest income
Loans receivable	$3,382	$588	$3,970	$63	$1,989	$2,052
Investments securities	817	42	859	(4)	(33)	(37)
Other interest-earning assets	458	91	549	8	93	101

Total interest-earning assets	4,656	722	5,378	67	2,049	2,116

Interest expense
Interest-bearing demand deposits	50	176	226	7	51	19
Money market deposits	311	341	652	(10)	87	20
Savings deposits	174	611	785	(8)	(129)	17
Certificates of deposit	1,555	1,286	2,841	137	1,502	558
Other interest-bearing liabilities	269	191	460	13	262	272

Total interest-bearing liabilities	2,360	2,604	4,964	139	1,773	886

Change in net interest income	$2,296	$(1,882)	$414	$(72)	$276	$204

Net interest income, the principal source of the Company’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2007, net interest income increased $414,000 or 3.8% from 2006.
Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and liabilities. Net interest income increased by $415,000 in 2007 to $11.3 million compared to $10.9 million for 2006. This increase is the net result of a $5.4 million rise in interest income which was partially offset by a rise in interest expense of $5.0 million. Interest-earning assets averaged $376.7 million during 2007 representing a $74.2 million or 24.5% increase since year-end 2006. The Company’s average interest-bearing liabilities increased 27.8% from $249.3 million in 2006 to $318.7 million in 2007.
The Company finances its earning assets with a combination of interest-bearing and interest-free funds. The interest-bearing funds are composed of deposits, short-term borrowings and long-term debt. Interest paid for the use of these funds is the second factor in the net interest income equation. Interest-free funds, such as demand deposits and stockholders’ equity, require no interest expense and, therefore, contribute significantly to net interest income.
The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2007 the net interest margin, measured on a fully taxable equivalent basis, decreased to 3.25%, compared to 3.79% in 2006.
Interest income. Interest income increased $5.4 million or 27.6% to $24.9 million for 2007, compared to $19.5 million for 2006. This increase in interest income can be attributed to the growth of interest earned on loans of $4.0 million. This change
58   •   Middlefield Banc Corp.

was primarily attributable to an increase in the average balance of loans outstanding of $47.6 million or 19.8% to $288.0 million for the year ended December 31, 2007 as compared to $240.59 million for the year ended December 31, 2006. In addition to growth, there was also an increase in the loan yield to 7.31% for 2007, compared to 7.11% for 2006.
Interest earned on securities increased $859,000 to $3.1 million for 2007, compared to $2.2 million for 2006. This increase was primarily attributable to the growth of the average balance of securities of $17.3 million to $74.8 million for the year ended December 31, 2007 as compared to $57.5 million for the year ended December 31, 2006.
Interest expense. Interest expense increased by $5.0 million or 57.9% to $13.5 million for 2007, compared with $8.6 million for 2006. This increase in interest expense can be attributed to both an increase in the average balance of interest-bearing liabilities along with an 81 basis point increase in the rate paid on these liabilities. For the year ended December 31, 2007, the average balance of interest-bearing liabilities grew by $69.4 million to $318.7 million as compared to $249.3 million for the year ended December 31, 2006. Interest incurred on deposits grew by $4.5 million for the year from $7.2 million in 2006 to $11.7 million for year-end 2007. This change was due mainly to the large deposit growth for the year along with the increase in rate. Interest incurred on FHLB advances, repurchase agreements, junior subordinated debt, and other borrowings increased $460,000 or 32.6% to $1.9 million for 2007, compared to $1.4 million for 2006. This increase was primarily attributable to an increase in the average balance of the junior subordinated debt which was borrowed late in the 4th quarter of 2006.
Loan Loss Provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $429,000 in 2007 as compared to $60,000 in 2006. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations.
Non-interest income. Non-interest income increased $204,000 or 8.45% to $2.6 million for 2007, compared to $2.4 million for 2006. This increase can be attributed to increases in fees and service charges of $155,000, earnings of bank owned life insurance of $41,000, and a gain realized on the sale of investment securities of $13,000. The improvement in fees and service charges was largely due to increased fees collected on overdraft checking accounts.
Non-interest expense. Non-interest expenses increased $1.4 million or 18.1% to $9.4 million for 2007, compared to $7.9 million for 2006. The growth can be attributed to increases in compensation and employee benefits and occupancy expense which increased $783,000 and $239,000, respectively. Factors that primarily led to the increase were costs associated with the operation of additional offices, increased staffing levels related to those offices, and associated higher levels of equipment depreciation. In addition to these items, the company recognized increased costs during the year to ensure compliance with the provisions of the Sarbanes-Oxley Act of 2002 and costs associated with the acquisition of Emerald Bank, and the assumption of the aforementioned branch deposits.
Provision for Income Taxes. The provision for income taxes declined $676,000 or 45.9% to $796,000 for 2007, compared to $1.5 million for 2006. This decrease was primarily the result of a decline in income before taxes of $1.2 million or 22.1% to $4.2 million for 2007, compared to $5.4 million for 2006. The Company’s federal rate in 2007 totaled 19.1% compared to 27.5% in 2006. The income tax provision was also effected by the growth of the tax free investment portfolio of $9.1 million which was a 23.8% increase over the balance at the end of 2006.
2007 Annual Report   •   59

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
2006 Results Compared to 2005 Results
General. The Company reported net income of $3.9 million and $3.7 million for 2006 and 2005, respectively. The $183,000 or 4.9% increase in net income between 2006 and 2005 can primarily be attributed to an increase in interest income of $2.1 million, and an increase in noninterest income of $308,000, which were partially offset by an increase in interest expense of $1.9 million and an increase in noninterest expense of $513,000. Basic earnings per share increased by $.11 a share or 4.2% to $2.74 at December 31, 2006 from $2.63 at December 31, 2005.
Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and liabilities. Net interest income increased by $203,000 or 1.9% to $10.9 million for 2006, compared to $10.7 million for 2005. This increase in net interest income can be attributed to an increase in interest income of approximately $2.1 million, offset partially by an increase in interest expense of $1.9 million.
Interest income. Interest income increased $2.1 million or 12.2% to $19.5 million for 2006, compared to $17.4 million for 2005. This increase in interest income can be attributed to an increase in interest earned on loans receivable of $2.1 million.
Interest earned on loans receivable increased $2.1 million or 14.0% to $17.1 million for 2006, compared to $15.0 million for 2005. This increase was primarily attributable to an increase in the average balance of loans outstanding of $17.5 million or 7.9% to $240.5 million for the year ended December 31, 2006 as compared to $222.9 million for the year ended December 31, 2005. In addition to growth, there was also an increase in the loan yield to 7.11% for 2006, compared to 6.75% for 2005.
Interest earned on securities declined $37,000 to $2.2 million for 2006, compared to $2.2 million for 2005. This decrease was primarily attributable to a decline in the average balance of securities of $1.9 million to $57.5 million for the year ended December 31, 2006 as compared to $59.4 million for the year ended December 31, 2005.
Interest expense. Interest expense increased by $1.9 million or 28.7% to $8.6 million for 2006, compared to $6.7 million for 2005. This increase in interest expense can be attributed to both an increase in the average balance of interest-bearing liabilities along with 63 basis point increase in the rate paid on these liabilities. For the year ended December 31, 2006 the average balance of interest-bearing liabilities grew by $12.7 million to $249.3 million as compared to $236.6 million for the year ended December 31, 2005. Interest incurred on deposits grew by $1.6 million for the year from $5.5 million in 2005 to $7.2 million for year-end 2006. This change was due to a shift in deposit growth from savings accounts to higher cost certificates. Interest incurred on FHLB advances, repurchase agreements, junior subordinated debt, and other borrowings increased $276,000 or 24.3% to $1.4 million for 2006, compared to $1.1 million for 2005. This increase was primarily attributable to an increase in the average balance of FHLB advances and repurchase accounts.
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
60   •   Middlefield Banc Corp.

Noninterest income. Noninterest income increased $308,000 or 14.5% to $2.4 million for 2006, compared to $2.1 million for 2005. This increase can be attributed to increases in fees and service charges of $221,000, earning of bank owned life insurance of $31,000, and other income of $61,000. Partially offsetting these increases was a loss realized on the sale of investment securities of $6,000.
Noninterest expense. Noninterest expenses increased $514,000 or 6.9% to $7.9 million for 2006, compared to $7.4 million for 2005. The growth can be attributed to increases in other expenses, compensation and employee benefits and state franchise tax which increased $235,000, $107,000, and $75,000, respectively.
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
Asset and Liability Management
The primary objective of the Company’s asset and liability management function is to maximize the Company’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the re-pricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guaranties that back them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.
The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors and senior management. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years.
2007 Annual Report   •   61

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Interest Rate Sensitivity Simulation Analysis
The Company utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve, and different loan and mortgage-backed security prepayment and deposit decay assumptions under various interest rate scenarios.
Earnings simulation modeling, assumptions about the timing, and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Company’s historical experience and industry standards and are applied consistently across the different rate risk measures.
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
The following table presents the simulated impact of a 200 basis point upward or downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2007 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2007 levels for net interest income and portfolio equity. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2007 for portfolio equity:

	Increase	Decrease
	+200 BP	-200 BP

Net interest income—increase(decrease)	1.90%	(5.90)%
Portfolio equity—increase(decrease)	(5.20)%	(8.20)%

Allowance for Loan Losses. The allowance for loan losses represents the amount management estimates are adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. At December 31, 2007, the Company’s allowance for loan losses showed an increase of $450,000 for a balance of $3.3 million, compared to $2.9 million from December 31, 2006. The allowance now represents 1.07% of the gross loan portfolio as compared to 1.14% for the previous period. The allowance for loan losses is established through a provision for loan losses, which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses, taking into account the overall risk characteristics of the various portfolio segments, the Company’s loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the allowance for loan losses, including the amounts and
62   •   Middlefield Banc Corp.

timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a general allowance for homogeneous loan polls, and an unallocated allowance.
The specific allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards (“FAS”) No. 114, “Accounting by Creditors for Impairment of a Loan,” and FAS No. 118, “Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures.” These accounting standards prescribe the measurement methods, income recognition, and disclosures for impaired loans. The formula allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management’s determination of the amounts necessary for concentrations and changes in mix and volume of the loan portfolio, and consideration of historical loss experience.
The unallocated allowance is determined based upon management’s evaluation of existing economic and business conditions affecting the key lending areas of the Company and other conditions, such as new loan products, credit quality trends, collateral values, specific industry conditions within portfolio segments that existed as of the balance sheet date, and the impact of those conditions on the collectibility of the loan portfolio. Management reviews these conditions quarterly. The unallocated allowance is subject to a higher degree of uncertainty because it considers risk factors that may not be reflected in the historical loss factors.
Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2007, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a company’s loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.
2007 Annual Report   •   63

Notes to Consolidated Financial Statements
The following table sets forth information concerning the Company’s allowance for loan losses at the dates and for the periods presented.

	For the Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Allowance balance at beginning of period	$2,849	$2,841	$2,623
Loans charged off:
Commercial and industrial	(251)	(8)	(103)
Real estate-construction	—	—	—
Real estate-mortgage:	—	—	—
Residential	(26)	—	(15)
Commercial	—	—	—
Consumer installment	(151)	(72)	(61)

Total loans charged off	(428)	(80)	(179)

Recoveries of loans previously charged off:
Commercial and industrial	—	—	64
Real estate-construction	—	—	—
Real estate-mortgage:	—	—	—
Residential	—	—	17
Commercial	—	—	—
Consumer installment	13	28	14

Total recoveries	13	28	95

Net loans charged off	(415)	(52)	(84)

Provision for loan losses	429	60	302

Allowance balance at end of period	$3,299	$2,849	$2,841

Loans outstanding:
Average	$288,022	$240,452	$222,926
End of period	309,446	249,191	234,055

Ratio of allowance for loan losses to loans outstanding at end of period	1.07%	1.14%	1.21%

Net charge offs to average loans	(0.14)	(0.02)	(0.04)

64   •   Middlefield Banc Corp.

The following table illustrates the allocation of the Company’s allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2007		2006		2005
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
	(Dollars In thousands)		(Dollars In thousands)		(Dollars In thousands)
Type of Loans:
Commercial and industrial	$1,060	21.7%	$1,126	27.5%	$1,151	27.6%
Real estate construction	99	2.2	25	1.0	50	1.2
Mortgage:
Residential	1,527	62.5	1,147	65.4	965	64.9
Commercial	512	11.9	158	4.0	297	3.5
Consumer installment	101	1.7	116	2.1	128	2.8
Unallocated	—	—	277	—	250	—

Total	$3,299	100%	$2,849	100%	$2,841	100%

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Payments received on non-accrual loans are recorded as income or applied against principal according to management’s judgment as to the collectibility of principal.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Management evaluates all loans identified as impaired individually. The Company estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until that time, an allowance for loan losses is maintained for estimated losses.

Unless otherwise required by the loan terms, cash receipts on impaired loans are applied first to accrued interest receivable, except when an impaired loan is also a non-accrual loan, in which case the portion of the payment related to interest is recognized as income.

Nonperforming loans as a percentage of total loans at December 31, 2007 increased 1.83% from 0.56% for 2006. The Company had non-accrual loans of $3,744,000 and $1,180,000 at December 31, 2007 and 2006, respectively. Interest income recognized on non-accrual loans during all of the periods was insignificant. Management does not believe the non-accrual loans or any amounts classified as nonperforming had a significant effect on operations or liquidity in 2007. Furthermore, management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources. Management is not aware of any information pertaining to material credits that would cause it to doubt the ability of borrowers to comply with repayment terms.
2007 Annual Report   •   65

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following table summarizes nonperforming assets by category.

	At December 31,
	2007	2006	2005

Loans accounted for on a nonaccrual basis:

Commercial and industrial	$1,231	$200	$859
Real estate-construction	643	—	—
Real estate-mortgage:
Residential	1,825	952	607
Commercial	33	—	—
Consumer installment	12	28	21

Total nonaccrual loans	3,744	1,180	1,487

Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	574	90	248
Real estate-construction	—	—	—
Real estate-mortgage:
Residential	1,333	—	70
Commercial	—	110	—
Consumer installment	11	9	9

Total accruing loans which are contractually past due 90 days or more:	1,918	209	327

Total non-performing loans	5,662	1,389	1,814
Real estate owned	—	—	—
Other non-performing assets	—	—	—

Total non-performing assets	$5,662	$1,389	$1,814

Total non-performing loans to total loans	1.83%	0.56%	0.78%

Total non-performing loans to total assets	1.30%	0.41%	0.58%

Total non-performing assets to total assets	1.30%	0.41%	0.58%

(1)	Represents accruing loans delinquent greater than 90 days that are considered by management to be well secured and that are in the process of collection.
Liquidity and Capital Resources

Liquidity. Liquidity management for the Company is measured and monitored on both a short and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost to the Company. Both short and long-term liquidity needs are addressed by maturities and sales of investments securities, loan repayments and maturities, and liquidating money market investments such as federal funds sold. The use of these resources, in conjunction with access to credit, provides the core ingredients for satisfying depositor, borrower, and creditor needs.

The Company’s liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e. federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on the Company’s operating, investing, and financing activities during any given period. At December 31, 2007, cash and cash equivalents totaled $17.8 million or 4.1% of total assets while investment securities classified as available for sale totaled $86.0 million or 19.8% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.
66   •   Middlefield Banc Corp.

Operating activities provided net cash of $4.3 million, $4.5 million, and $4.0 million for 2007, 2006, and 2005, respectively, generated principally from net income of $3.4 million, $3.9 million, and $3.7 million in each of these respective periods.

Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. These cash usages primarily consisted of loan originations of $21.0 million, as well as investment purchases of $33.0 million. Partially offsetting the usage of investment activities is $10.6 million of proceeds from investment security maturities and repayments. For the same period ended 2006, investing activities used $21.9 million in funds, principally for the net origination of loans and the purchase of investment securities of $15.1 million and $16.9 million, respectively. During the same period ended 2005, cash usages primarily consisted of loan originations of $18.4 million, as well as investment purchases of $13.3 million.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2007, net cash provided by financing activities totaled $47.7 million, principally derived from an increase in deposit accounts in general, and certificates specifically. Also contributing to this influx of cash was proceeds from deposit acquisition of $19.3 million. During 2006, net cash provided by financing activities totaled $25.2 million, principally derived from an increase in deposit accounts. During the same period ended 2005, net cash provided by financing activities was $16.7 million, principally derived from an increase in deposit accounts.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company’s commitment to make loans, as well as management’s assessment of the Company’s ability to generate funds. The Company anticipates that it will have sufficient liquidity to satisfy estimated short-term and long-term funding needs.

Capital Resources. The Company’s primary source of capital has been retained earnings. Historically, the Company has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to not only ensure compliance with regulations, but also to ensure capital adequacy for future expansion.

The Company and its subsidiaries are subject to federal regulations imposing minimum capital requirements. Management monitors both the Company’s and Banks’ Total risk-based, Tier I risk-based and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At December 31, 2007, both the Company and its subsidiaries exceeded the minimum risk-based and leverage capital ratio requirements. The Company’s Total risk-based, Tier I risk-based and Tier I leverage ratios were 14.56%, 13.38%, and 9.23% at December 31, 2007. MBC’s Total risk-based, Tier I risk-based and Tier I leverage ratios were 12.67%, 11.55%, and 7.82%, and EB’s were 19.50%, 18.31%, and 14.38%, respectively, at December 31, 2007.
2007 Annual Report   •   67

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
The Company had approximately 1,017 stockholders of record as of February 5, 2008. There is no established market for the Company’s common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau’s “pink sheets” under the symbol “MBCN.” The following table shows the high and low bid prices of and cash dividends paid on the Company’s common stock in 2007 and 2006, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash
	High	Low	Dividends
	Bid	Bid	per share

2007
First Quarter	$39.760	$36.430	$0.229
Second Quarter	$38.100	$36.330	$0.229
Third Quarter	$37.380	$36.190	$0.233
Fourth Quarter	$38.810	$36.000	$0.245

2006
First Quarter	$38.095	$37.189	$0.213
Second Quarter	$37.642	$37.642	$0.213
Third Quarter	$36.869	$37.869	$0.218
Fourth Quarter	$40.238	$40.238	$0.229

Comparative Performance Graph. The graph below compares the cumulative total shareholder return on the Company’s common stock to the cumulative total return of the Nasdaq Composite Index and the SNL $100M-500M OTC-BB and Pink Banks index for which bid prices or trades are reported in the “pink sheets” of the National Quotation Bureau, LLC, a static paper-quotation medium printed weekly and distributed to broker/dealers, or on the OTC Bulletin Board, an electronic, screen-based market maintained by the National Association of Securities Dealers, Inc.’s subsidiary, NASD Regulation, Inc. The following comparison covers the period from December 31, 2002 to December 31, 2007. The graph assumes that $100 was invested on December 31, 2002, and that all dividends were reinvested.
68   •   Middlefield Banc Corp.

COMPARISON OF THE CUMULATIVE TOTAL RETURN OF MIDDLEFIELD BANC CORP.,
THE SNL $100M — $500M OTC-BB AND PINK BANKS INDEX, AND THE NASDAQ — TOTAL US
FROM December 31, 2002, TO DECEMBER 31, 2007
Total Return Performance

	Period Ending
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07

Middlefield Banc Corp.	100.00	113.71	145.06	173.73	192.24	177.59
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank Pink $100M-$500M Index	100.00	135.83	164.17	182.32	199.57	178.22

2007 Annual Report   •   69

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
Sweney Cartwright & Co.
17 South High Street
Columbus, Ohio 43215
614.228.5391 • 800.334.7481
Stifel, Nicolaus & Co., Inc.
18 Columbia Turnpike
Florham, NJ 07932
800.342.2325
Howe Barnes Hoefer & Arnett, Inc.
222 South Riverside Plaza
Chicago, Illinois 60606
312.655.3000
Notice of Annual Meeting
The Annual Meeting of Shareholders of Middlefield Banc Corp. will be held at 1:00 p.m. on Wednesday, May 14, 2008, at:
Sun Valley Banquet and Party Center
10000 Edwards Lane
Aurora, Ohio 44202
Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
877.366.6443
Independent Auditors
S.R. Snodgrass, A. C.
2100 Corporate Drive, Suite 400
Wexford, Pennsylvania 15090-7647
724.934.0344
Internet Information
Information on the company and its subsidiary banks is available on the Internet at www.middlefieldbank.com and www.emeraldbank.com.
Dividend Payment Dates
Subject to action by the Board of Directors, Middlefield Banc Corp. will pay dividends in March, June, September, and December.
70   •   Middlefield Banc Corp.

Shareholder Information
Dividend Reinvestment and Stock Purchase Plan
Shareholders may elect to reinvest their dividends in additional shares of Middlefield Banc Corp.’s common stock through the company’s Dividend Reinvestment Plan. To arrange automatic purchase of shares with quarterly dividend proceeds, please call 888.801.1666.
Direct Deposit of Dividends
The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account with The Middlefield Banking Company or Emerald Bank. For information regarding this program, please call 888.801.1666.
Market for Middlefield’s Common Equity & Related Stockholder Matters
Middlefield had approximately 1,017 stockholders of record as of February 5, 2008. There is no established market for Middlefield common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau’s “pink sheets” under the symbol “MBCN.” The following table shows the high and low bid prices of and cash dividends paid on Middlefield common stock in 2007 and 2006, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash
	High	Low	Dividends
	Bid	Bid	per share

2007
First Quarter	$39.760	$36.430	$0.229
Second Quarter	$38.100	$36.330	$0.229
Third Quarter	$37.380	$36.190	$0.233
Fourth Quarter	$38.810	$36.000	$0.245

2006
First Quarter	$38.095	$37.189	$0.213
Second Quarter	$37.642	$37.642	$0.213
Third Quarter	$37.869	$37.869	$0.218
Fourth Quarter	$40.238	$40.238	$0.229

2007 Annual Report   •   71

Main Office
15985 East High Street
440.632.1666
West Branch
15545 West High Street
440.632.1666
Garrettsville Branch
8058 State Street
330.527.2121
Mantua Branch
10519 Main Street
330.274.0881
Emerald Bank
6215 Perimeter Drive
Dublin, OH 43017
614.793.4631
Chardon Branch
348 Center Street
440.286.1222
Orwell Branch
30 South Maple Street
440.437.7200
Newbury Branch
11110 Kinsman Road
440.564.7000
Cortland Loan Production Office
130 Windsor Drive
330.637.3208

Middlefield Banc Corp. 2007 Annual Report

mbc
Middlefield Banc Corp.

Now Open Saturday

www.middlefieldbank.com
15985 East High Street, Middlefield, Ohio 888.801.1666