Form 10-K, Exhibit 13
period 2009-12-31
MIDDLEFIELD BANC CORP
filed 2010-03-22
CIK 836147

Exhibit 13

mbc
Middlefield Banc Corp.

weBELIEVE

2009 Annual Report

Statistical Summary	2

Decade of Progress	4

Letter to Our Shareholders	8

Letter from the Chairman	10

Middlefield Banc Corp. Board of Directors	11

Emerald Bank Directors & Officers	14

Emerald Bank Staff & Branch Locations	15

The Middlefield Banking Company Staff	16

The Middlefield Banking Company Officers	17

The Middlefield Banking Company Branch Locations	18

Financials	21

Statistical Summary

$3,701
$3,884
$3,375
$2,615
$1,781
'05
'06
'07
'08
'09

Net Income *(in thousands)*

$311,214
$340,852
$434,273
$467,874
$558,658
'05
'06
'07
'08
'09

Total Assets *(in thousands)*

$27,289
$30,464
$34,961
$35,059
$36,707
'05
'06
'07
'08
'09

Equity Capital *(in thousands)*

$231,214
$246,342
$306,147
$318,019
$348,660
'05
'06
'07
'08
'09

Net Loans Outstanding *(in thousands)*

$2.50
$2.60
$2.17
$1.72
$1.15
'05
'06
'07
'08
'09

Basic Earnings Per Share

$0.80
$0.87
$0.94
$1.03
$1.04
'05
'06
'07
'08
'09

Dividends Per Share

Middlefield Banc Corp.    2

$ 19.25
$ 20.30
$ 22.61
$ 22.83
$ 23.46
'05
'06
'07
'08
'09

Book Value Per Share

1.23%
1.22%
0.85%
0.58%
0.36%
'05
'06
'07
'08
'09

Return on Average Assets

14.43%
13.59%
10.06%
7.91%
4.90%
'05
'06
'07
'08
'09

Return on Average Equity

2009 Annual Report     3

	2000	2001	2002

Interest Income	$12,770,170	$13,706,569	$14,119,963
Interest Expense	5,909,884	6,747,922	6,148,086

Net Interest Income	6,860,286	6,958,647	7,971,877
Provision for Loan Loss	275,000	170,000	300,000

Net Interest Income After Provision for Loan Losses	6,585,286	6,788,647	7,671,877
Noninterest Income, Including Security Gains/Losses	982,663	1,194,193	1,143,217
Noninterest Expense	4,408,617	4,741,374	5,206,339

Income Before Income Taxes	3,159,332	3,241,466	3,608,755
Income Taxes	992,661	970,859	1,107,806

Net Income	$2,166,671	$2,270,607	$2,500,949

Total Assets	$176,488,813	$197,857,964	$226,245,533
Deposits	147,166,046	167,382,728	187,384,494
Equity Capital	18,243,362	19,786,807	21,746,408
Loans Outstanding, Net	133,266,893	150,766,103	172,642,646
Allowance For Loan Losses	2,037,322	2,062,252	2,300,485
Net Charge Offs (Recoveries)	(6,185)	145,070	61,767
Full Time Employees (Average Equivalents)	57	64	66
Number of Offices	4	5	5

Earnings Per Share	$1.50	$1.54	$1.68
Dividends Per Share	0.40	0.52	0.58
Book Value Per Share	12.96	13.93	15.35
Dividends Pay-out Ratio	27.47%	34.00%	34.30%

Cash Dividends Paid	$595,255	$772,068	$857,751
Return on Average Assets	1.31%	1.22%	1.17%
Return on Average Equity	12.83%	11.89%	12.08%
Middlefield Banc Corp.    4

2003	2004	2005	2006	2007	2008	2009

$14,647,163	$15,732,536	$17,378,504	$19,494,550	$24,872,675	$26,037,812	$26,050,581
5,724,907	5,768,898	6,654,614	8,567,442	13,530,919	14,058,084	11,782,825

8,922,256	9,963,638	10,723,890	10,927,108	11,341,756	11,979,728	14,267,756
315,000	174,000	302,000	60,000	429,391	608,000	2,578,047

8,607,256	9,789,638	10,421,890	10,867,108	10,912,365	11,371,728	11,689,709
1,428,144	1,779,231	2,119,237	2,427,455	2,631,851	2,226,506	2,668,280
6,105,450	6,965,706	7,424,640	7,938,373	9,372,650	10,596,352	12,649,577

3,929,950	4,603,163	5,116,487	5,356,190	4,171,566	3,001,882	1,708,412
1,131,330	1,330,000	1,415,156	1,471,943	796,223	387,003	(72,574)

$2,798,620	$3,273,163	$3,701,331	$3,884,247	$3,375,343	$2,614,879	$1,780,986

$262,369,448	$291,213,986	$311,214,191	$340,603,704	$434,273,056	$467,846,934	$558,657,769
219,839,910	239,885,451	249,449,640	271,050,193	362,918,000	394,819,601	487,106,284
23,504,314	24,822,024	27,289,365	30,463,934	34,961,384	35,059,248	36,707,271
190,358,883	213,029,852	231,213,699	246,341,647	306,146,646	318,018,530	348,660,137
2,521,270	2,623,431	2,841,098	2,848,887	3,299,276	3,556,763	4,936,575
94,215	71,839	84,333	52,211	422,529	350,513	1,198,235
72	73	75	80	91	101	106
6	6	6	8	9	10	10

$1.89	$2.18	$2.50	$2.60	$2.17	$1.72	$1.15
0.65	0.72	0.80	0.87	0.94	1.03	1.04
16.49	17.67	19.25	20.30	22.56	22.83	23.46
34.37%	32.72%	31.69%	33.43%	43.07%	60.25%	90.28%

$961,901	$1,070,833	$1,173,044	$1,298,567	$1,453,707	$1,575,482	$1,607,911
1.13%	1.17%	1.23%	1.22%	0.85%	0.58%	0.36%
12.39%	13.36%	14.43%	13.59%	10.06%	7.91%	4.90%

NOTES:	(1) The above per share amounts have been restated to reflect a two for one stock split effected in 2000 and 5% stock dividends paid in 2002, 2003, 2004, 2005, 2006 and 2007.
2009 Annual Report     5

Thomas G. Caldwell — President and Chief Executive Officer
To our Shareholders and Friends
On the following pages you will find our report on the performance of your company for 2009. The level of growth surpassed any in our long history. Additionally, in the face of continued unsettled economic times, locally, nationally, and across the globe, we are pleased to report another year of strong profitability.
Middlefield Banc Corp. ended 2009 with total assets of $558.7 million. This represents an increase of $90.8 million, or 19.4%, from our position at December 31, 2008. There was strong growth on both sides of the balance sheet and at both banking affiliates. The success that we enjoyed in the past year is directly attributable to the fine group of professionals with whom I am fortunate to work on a daily basis.
Deposits at year-end totaled $487.1 million. This represents an increase of $92.3 million from the end of 2008. Although all categories experienced positive results, the majority of our growth came in the lower cost categories. You will note that this strong growth was achieved while our interest expense on deposits decreased $2.1 million from the prior year. This increase in funding was utilized to grow our investment portfolio and, more importantly, to fund borrowing needs within our markets. Net loans outstanding grew to $348.7 million, nearly 10% higher than our previous record level. Contrary to much of the popular media stories, we continue to actively seek good lending opportunities.
As with seemingly each of the past several years, 2009 did present strong challenges. We found an increase in the level of loan delinquencies beyond any previously experienced. In many cases, this was the outgrowth of unemployment and underemployment of our neighbors. Even though our credit quality numbers reflect higher charge-offs and foreclosures, please let me assure you that we continue to work closely with all borrowers in an effort to achieve a mutually beneficial result. As community bankers, our present and future success is well grounded in our ability to contribute to strength within our markets.
You will note the impact of and our response to credit quality issues on our income statement. Our provision expense for 2009 was nearly $2.0 million higher than that taken for 2008. This factor nearly offset the $2.3 million positive growth in net interest income. Additionally, net income was impacted by both higher FDIC premiums and a one-time FDIC special deposit insurance assessment. 2009 also saw the first full year of operation of our two newest banking offices. While this growth is not without short-term negatives, we firmly believe that we are better positioned for positive long-term effect.
Net income for 2009 was $1.8 million, or $ 1.15 per diluted share. While disappointing from an historical perspective, our ability to achieve strong earnings is testament to the excellent foundation upon which your company has been built. Moving forward, our continued efforts to resolve issues within our credit portfolio and the development of our newer offices should work to return earnings to more familiar levels.
Middlefield Banc Corp.      8

As Thomas Paine, the famous pamphleteer of the American Revolution, wrote, “These are the times that try men’s souls.” These words well apply to 2009 and what we can foresee of 2010. Historically, banking has been managing risk, be it credit risk, liquidity risk, or interest rate risk. These all were, to some degree, manageable. However, there is a new risk looming very large, one that is unknown and portends future uncertainty. This new risk is Government risk.
As is all too often the case, when the national economy dips or struggles, the response is to enact new and onerous rules and regulations with little regard for the ultimate result. The disruption within the financial sector over the last few years was based in a few very large companies. Community banks, such as ours, continued to do what we have always done — work to fill the financial needs of our friends and neighbors. The problems were not of our doing. However, the changes that have been mandated will, without a doubt, impact our operations and our performance. You have our commitment that we will work diligently to mitigate the negative effect of this new risk.
In 2009, we renewed our focus on relationship banking. Our associates were provided with training that will manifest itself in stronger bonds with our clients. We have been fortunate to have a strong foundation upon which to build. I know that you will see positive results as we move forward.
For 2010, our efforts will remain true to our fundamentals. We will continue to enhance the capabilities of our team members, increase the number and depth of our relationships, positively impact our communities, and improve our financial performance for our shareholders. Opportunities abound. We will work diligently to seize them.
We believe that we assessed the challenges of 2009 with clarity and faced them early, adjusting our business model appropriately. While much uncertainty remains, both locally and nationally, I am excited by the possibilities. Our disciplined approach to serving our markets should serve us well. Our foundation and our fundamentals are sound.
Your continued confidence in our abilities and our performance is greatly appreciated. We remain committed to providing you with a safe investment and a sound return. We welcome your presence as we continue to build a company dedicated to delivering only the highest quality of financial services. Middlefield Banc Corp. has been and remains safe, solid, and sound.
Sincerely,
Thomas G. Caldwell
President and Chief Executive Officer
2009 Annual Report      9

Richard T. Coyne — Chairman, Board of Directors
Chairman’s Report to the Shareholders
When you read your 2009 annual report to shareholders you will find a mixture of good news and news that suggests there is room for improvement in our operations.
Our officers, managers and employees have produced amazing results in a very difficult business environment.
You will read that our customers, your neighbors, have increased total deposits by 23.4% and our operating companies were able to increase our net loans by $30.6 million dollars. This is community banking at its best, neighbors looking out for neighbors.
Our 2009 record is a testimony to our commitment to you, our shareholders. We will improve on our weaknesses and work tirelessly toward making 2010 a year that surpasses 2009’s record growth in total assets, net loans and deposits. It is because we believe in people, in community and in responsibility that all these goals are achievable.
Thank you for your continued support of Middlefield Banc Corp.
Sincerely yours,
Richard T. Coyne
Chairman, Board of Directors
Middlefield Banc Corp.      10

Board of Directors

Richard T. Coyne — 1997 Chairman, Board of Directors, Middlefield Banc Corp. The Middlefield Banking Company Retired: Jaco Products and Capital Plastics	Carolyn J. Turk, C.P.A. — 2004 Controller Molded Fiber Glass Companies

Frances H. Frank — 1995 Secretary/Treasurer The Frank Agency, Inc.	William J. Skidmore — 2007 Northeast Ohio Senior District Manager Waste Management of Ohio, Inc.

Thomas G. Caldwell — 1997 President and Chief Executive Officer Middlefield Banc Corp. The Middlefield Banking Company	Kenneth E. Jones — 2008 President Chesapeake Financial Advisors

James R. Heslop, II — 2001 Executive Vice President Chief Operating Officer Middlefield Banc Corp. The Middlefield Banking Company	Robert W. Toth — 2009 Retired: Gold Key Processing, Ltd

James J. McCaskey — 2004 President McCaskey Landscape and Design, LLC	Eric W. Hummel* — 2009 President Hummel Construction

*	denotes The Middlefield Banking Company Director only
2009 Annual Report      11

Board of Directors	Officers

Kenneth E. Jones — 2004	James L. Long — 2008
Chairman, Board of Directors, Emerald Bank	President and Chief Executive Officer
President
Chesapeake Financial Advisors	Donald L. Stacy — 2007
Chief Financial Officer and Treasurer
George J. Kontogiannis, AIA — 2004
Chief Executive Officer	Joe T. Glassco — 2009
The Kontogiannis Companies	Vice President
Commercial Lender
Joseph C. Zanetos — 2004
President	Charles T. Woodson — 2008
Anthony-Thomas Candy Co.	Assistant Vice President
Westerville Branch Manager
Clayton W. Rose, III, C.P.A. — 2006
Shareholder	Laura E. Neale — 2010
Rea & Associates, Inc.	Assistant Vice President
Commercial Lender
Thomas G. Caldwell — 2007
President and Chief Executive Officer	Barbara Howard — 2004
Middlefield Banc Corp.	Administrative Officer
The Middlefield Banking Company	Accounting

Richard T. Coyne — 2007	Jessica L. Vituccio — 2009
Chairman, Board of Directors, Middlefield Banc Corp.	Administrative Officer
The Middlefield Banking Company	Loan Specialist
Retired: Jaco Products and Capital Plastics

James L. Long — 2008
President and Chief Executive Officer
Emerald Bank
Middlefield Banc Corp.      14

Staff	Branch Locations
Dublin Branch:

Valorie Thorpe — 2004 — Branch Supervisor
Elaine Gaub — 2005 — Customer Services
Marcia Boatwright — 2009 — Customer Services

Westerville Branch:

Lisa Stokes — 2006 — Branch Supervisor
Rebekah Bolton — 2008 — Customer Services
Tracy Needham — 2008 — Customer Services

Dublin Branch Drive up ATM
6215 Perimeter Drive
Dublin, Ohio 43017
614.793.4631 • fax: 614.793.8922

Westerville Branch Drive up ATM
17 North State Street
Westerville, Ohio 43081
614.890.7832 • fax: 614.890.4633
2009 Annual Report      15

Staff

Main Office:

Louise Fenselon — 1984 — Head Teller
Bonnie Steele — 1985 — Customer Services
Diana Koller — 1998 — Teller
Rachel Reese — 2005 — Receptionist
Amanda Howes — 2006 — Teller
Jenna Janssen — 2006 — Teller*
Kristina Stephens — 2006 — Customer Services
Linda Chandler — 2007 — Teller
Katie Wolfert — 2007 — Teller*
Brenda Bowden — 2008 — Teller
Benjamin Yeater — 2009 — Teller*

West Branch:

Patti Haendel — 1982 — Customer Services
Rachel Lilly — 1985 — Head Teller
Amy Kothera — 2006 — Teller
Jodi Fisher — 2008 — Teller
Linda Hammel — 2008 — Teller
Bethany Pentek — 2008 — Teller
Amy Blair — 2009 — Teller*
Karrie Simcox — 2009 — Teller*

Garrettsville Branch:

Gretchen Cram — 2008 — Branch Manager
Vickie Moss — 1998 — Teller
Colleen Steele — 1998 — Head Teller
Dawn Semich — 2005 — Customer Services
LynnRae Derthick — 2006 — Teller
Leah McPhail — 2006 — Teller*
Donna Marcello — 2009 — Teller

Chardon Branch:

Jean Carter — 2009 — Branch Manager
Amanda DiMeolo — 2001 — Customer Services
Gretchen Mihalic — 2001 — Teller*
Kim Koynock — 2005 — Teller*
Beverly Palinsky — 2005 — Teller*
Dottie Brown — 2006 — Head Teller
Dianne Knuth — 2009 — Teller*

Orwell Branch:

Jessica Slusher — 2006 — Teller*
Lisa Swango — 2006 — Customer Services
Michelle Scott — 2007 — Teller
Melissa Gay — 2008 — Teller*
Denise Smith — 2009 — Teller*

Mantua Branch:

Rebecca Reinard — 2002 — Head Teller
Jodie Lawless — 2004 — Customer Services
Melissa Mathews — 2009 — Teller*

Newbury Branch:

Kathy Shanholtzer — 2007 — Branch Manager
Diane Thomas — 2006 — Teller*
Susan Grosik — 2008 — Teller
Helen Milburn — 2008 — Customer Services
Marlene Stefancin — 2009 — Teller*

Cortland Branch:

Jeanette Meardith — 2006 — Teller
Onita Kocka — 2008 — Teller*
Sherry Krok — 2008 — Customer Services
Dane Bliss — 2009 — Teller*
Shannon Smith — 2009 — Teller*

Loan Department:

Helen Stowe — 1985 — Loan Administrative Assistant
Jane Armstrong — 1998 — Lender
Vivian Helmick — 1998 — Loan Administrative Assistant
Carolyn Fackler — 2001 — Loan Administrative Assistant
Sarah Brook — 2004 — Loan Administrative Assistant
Jamie Peck — 2003 — Loan Collection Manager
Sue Trumbull — 2005 — Loan Administrative Assistant
Joan Limpert — 2006 — Loan Administrative Assistant
Brian Martinko — 2006 — Lender
Darleen Beaver — 2007 — Loan Receptionist
Terry Lehmann — 2009 — Credit Analyst

Operations:

Karen Westover — 1983 — Bookkeeper
Pamela Malcuit — 1989 — Bookkeeper
Donna Williams — 1990 — Bookkeeper
Lauren Harth — 1995 — Audit Assistant*
Tara Morgan — 1997 — Proof Operator
Bonnie Hofstetter — 1998 — Courier*
Lisa Sanborn — 2000 — Bookkeeper
Melody Askey — 2005 — Compliance Assistant
Marcia Dziczkowski — 2008 — Float Teller
David Harth — 2008 — Facility Maintenance
Carrie Reiter — 2008 — Courier*
Dale Moore — 2009 — Computer Support Technician
Michael Wolf — 2009 — Accounting Specialist

Financial Services:

Thomas Hart — 2004 — Financial Consultant

*	denotes part time
Middlefield Banc Corp.    16

Officers
Thomas G. Caldwell — 1986	Thomas Munson — 2003
President and Chief Executive Officer	Vice President/Lending

James R. Heslop, II — 1996	Matthew Bellin — 2006
Executive Vice President	Vice President
Chief Operating Officer	Commercial Lender

Teresa M. Hetrick — 1996	Felicia Hough — 2009
Senior Vice President	Vice President
Operations/Administration	Regional Branch Administration

Jay P. Giles — 1998	Karen Branham — 1983
Senior Vice President	Assistant Vice President
Senior Lender	Bookkeeping Manager

Donald L. Stacy — 1999	Gail Neikirk — 1983
Senior Vice President	Assistant Vice President
Chief Financial Officer	Executive Secretary

Dennis E. Linville — 2006	Thomas R. Neikirk — 1994
Senior Vice President	Assistant Vice President
Area Executive	West Branch Manager

Kathleen M. Johnson — 1971	Marlin J. Moschell — 2000
Vice President	Assistant Vice President
Chief Accounting Officer	Orwell Lending Officer

Joann Vance — 1986	Kathy Vanek — 1998
Vice President	Banking Officer
Human Resource Administrator	Cortland Branch Manager

Jack L. Lester — 1990	Joan Sweet — 2002
Vice President	Banking Officer
Compliance and Security Officer	Mantua Branch Manager

Alfred F. Thompson, Jr. — 1996	Kevin Mitchell — 2007
Vice President	Banking Officer
Loan Administration	Main Office Manager

Sharon R. Jarold — 2001
Vice President
Commercial Lender
2009 Annual Report       17

Main Office Walk up ATM	Chardon Branch Drive up ATM
15985 East High Street, P.O. Box 35	348 Center Street, P.O. Box 1078
Middlefield, Ohio 44062	Chardon, Ohio 44024
888.801.1666 • 440.632.1666 • fax: 440.632.1700	888.801.1666 • 440.286.1222 • fax: 440.286.1111

Garrettsville Branch Drive up ATM	Newbury Branch Drive up ATM
8058 State Street	11110 Kinsman Road, Suite 1, P.O. Box 208
Garrettsville, Ohio 44231	Newbury, Ohio 44065
888.801.2121 • 330.527.2121 • fax: 330.527.4210	888.801.1666 • 440.564.7000 • fax: 440.564.7004
Middlefield Banc Corp.    18

Middlefield West Branch Drive up ATM	Orwell Branch Drive up ATM
15545 West High Street, P.O. Box 35	30 South Maple Street, P.O. Box 66
Middlefield, Ohio 44062	Orwell, Ohio 44076
888.801.1666 • 440.632.1666 • fax: 440.632.9781	888.801.1666 • 440.437.7200 • fax: 440.437.1111

Mantua Branch Walk up ATM	Cortland Branch Drive up ATM
10519 Main Street, P.O. Box 648	3450 Niles-Cortland Road, P.O. Box 636
Mantua, Ohio 44255	Cortland, Ohio 44410
877.274.0881 • 330.274.0881 • fax: 330.274.0883	888.801.1666 • 330.637.3208 • fax: 330.637.3207
2009 Annual Report       19

Financial Table of Contents

Consolidated Financial Statements	22

Notes to Consolidated Financial Statements	26

Management’s Discussion and Analysis	56

Shareholder Information	74

	December 31,
Consolidated Balance Sheet	2009	2008

ASSETS
Cash and due from banks	$12,908,859	$9,795,248
Federal funds sold	28,122,892	7,548,000
Interest-bearing deposits in other institutions	120,885	112,215

Cash and cash equivalents	41,152,636	17,455,463
Investment securities available for sale	136,711,100	104,270,366
Loans	353,596,712	321,575,293
Less allowance for loan losses	4,936,575	3,556,763

Net loans	348,660,137	318,018,530
Premises and equipment	8,394,369	8,448,915
Goodwill	4,558,687	4,558,687
Bank-owned life insurance	7,706,476	7,440,687
Accrued interest and other assets	11,474,364	7,654,287

TOTAL ASSETS	$558,657,769	$467,846,935

LIABILITIES
Deposits:
Noninterest-bearing demand	$44,386,654	$42,357,154
Interest-bearing demand	38,111,042	26,404,660
Money market	56,451,504	27,845,438
Savings	107,358,352	68,968,844
Time	240,798,732	229,243,506

Total deposits	487,106,284	394,819,602
Short-term borrowings	6,799,555	1,886,253
Other borrowings	25,864,508	33,903,019
Accrued interest and other liabilities	2,180,151	2,178,813

TOTAL LIABILITIES	521,950,498	432,787,687

STOCKHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized, 1,754,112 and 1,725,381 shares issued	27,919,228	27,301,403
Retained earnings	14,959,428	14,786,353
Accumulated other comprehensive income (loss)	562,222	(294,901)
Treasury stock, at cost; 189,530 shares in 2009 and 2008	(6,733,607)	(6,733,607)

TOTAL STOCKHOLDERS’ EQUITY	36,707,271	35,059,248

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$558,657,769	$467,846,935

See accompanying notes to consolidated financial statements.
Middlefield Banc Corp.     22

	Year Ended December 31,
Consolidated Statement of Income	2009	2008	2007

INTEREST INCOME
Interest and fees on loans	$20,270,987	$21,426,372	$21,063,258
Interest-bearing deposits in other institutions	14,561	12,468	155,550
Federal funds sold	20,557	135,104	498,040
Investment securities:
Taxable interest	3,794,149	2,538,237	1,265,673
Tax-exempt interest	1,881,752	1,810,319	1,773,292
Dividends on FHLB stock	68,575	115,313	116,121

TOTAL INTEREST INCOME	26,050,581	26,037,813	24,871,934

INTEREST EXPENSE
Deposits	10,296,404	12,352,211	11,633,010
Short-term borrowings	34,110	46,084	92,720
Other borrowings	918,600	1,120,491	1,269,910
Trust preferred securities	533,711	539,298	535,279

TOTAL INTEREST EXPENSE	11,782,825	14,058,084	13,530,919

NET INTEREST INCOME	14,267,756	11,979,729	11,341,015

Provision for loan losses	2,578,047	608,000	429,391

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,689,709	11,371,729	10,911,624

NONINTEREST INCOME
Service charges on deposit accounts	1,905,130	1,888,059	1,954,992
Investment securities gains (losses), net	(14,323)	(344,049)	7,942
Earnings on bank-owned life insurance	265,788	287,305	280,638
Other income	511,685	395,191	389,020

TOTAL NONINTEREST INCOME	2,668,280	2,226,506	2,632,592

NONINTEREST EXPENSE
Salaries and employee benefits	5,938,239	4,911,671	4,458,075
Occupancy expense	928,425	885,904	745,935
Equipment expense	508,875	539,040	525,250
Data processing costs	916,990	803,230	699,185
Ohio state franchise tax	493,200	468,000	424,873
Federal deposit insurance expense	707,328	187,867	49,209
Other expense	3,156,520	2,800,641	2,470,123

TOTAL NONINTEREST EXPENSE	12,649,577	10,596,353	9,372,650

Income before income taxes	1,708,412	3,001,882	4,171,566
Income taxes	(72,574)	387,003	796,223

NET INCOME	$1,780,986	$2,614,879	$3,375,343

EARNINGS PER SHARE
Basic	$1.15	$1.72	$2.17
Diluted	1.15	1.69	2.14

DIVIDENDS DECLARED PER SHARE	$1.04	$1.03	$0.94

See accompanying notes to consolidated financial statements.
2009 Annual Report     23

				Accumulated
				Other		Total
Consolidated Statement of	Common Stock		Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
Changes in Stockholders’ Equity	Shares	Amount	Earnings	Income (Loss)	Stock	Equity	Income (Loss)
Balance, December 31, 2006	$1,519,887	$19,507,257	$14,685,971	$(520,987)	$(3,208,307)	$30,463,934

Net income			3,375,343			3,375,343	$3,375,343
Other comprehensive income:
Unrealized gain on available-for-sale securities, net of reclassification adjustment, net of taxes of $241,100				468,018		468,018	468,018

Comprehensive income							$3,843,361

Exercise of stock options	538	14,182				14,182
Expense related to stock options		26,435	12,695			39,130
Purchase of treasury stock (56,665 shares)					(2,174,419)	(2,174,419)
Common stock issued as a result of the acquisition of Emerald Bank	92,447	3,662,750				3,662,750
Five percent stock dividend (including cash paid for fractional shares)	73,547	2,857,301	(2,873,346)			(16,045)
Dividend reinvestment and purchase plan	15,127	582,198				582,198
Cash dividends ($.94 per share)			(1,453,707)			(1,453,707)

Balance, December 31, 2007	$1,701,546	$26,650,123	$13,746,956	$(52,969)	$(5,382,726)	$34,961,384

Net income			2,614,879			2,614,879	$2,614,879
Other comprehensive income:
Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $124,632				(241,932)		(241,932)	(241,932)

Comprehensive income							$2,372,947

Exercise of stock options	992	19,642				19,642
Expense related to stock options		15,048				15,048
Purchase of treasury stock (37,785 shares)					(1,350,881)	(1,350,881)
Dividend reinvestment and purchase plan	22,843	616,590				616,590
Cash dividends ($1.03 per share)			(1,575,482)			(1,575,482)

Balance, December 31, 2008	$1,725,381	$27,301,403	$14,786,353	$(294,901)	$(6,733,607)	$35,059,248

Net income			1,780,986			1,780,986	$1,780,986
Other comprehensive income:
Unrealized gains on available-for-sale securities, net of taxes of $441,548				857,123		857,123	857,123

Comprehensive income							$2,638,109

Expense related to stock options		60,588				60,588
Dividend reinvestment and purchase plan	28,731	557,237				557,237
Cash dividends ($1.04 per share)			(1,607,911)			(1,607,911)

Balance, December 31, 2009	$1,754,112	$27,919,228	$14,959,428	$562,222	$(6,733,607)	$36,707,271

	2009	2008	2007
Components of comprehensive income (loss):
Change in net unrealized gain (loss) on investments available for sale	$847,670	$(469,004)	$472,771
Realized losses (gains) included in net income, net of taxes of $4,870, $116,976, and $2,448	9,453	227,072	(4,753)

TOTAL	$857,123	$(241,932)	$468,018

See accompanying notes to consolidated financial statements.
Middlefield Banc Corp.     24

	Year Ended December 31,
Consolidated Statement of Cash Flows	2009	2008	2007

OPERATING ACTIVITIES
Net income	$1,780,986	$2,614,879	$3,375,343
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,578,047	608,000	429,391
Depreciation and amortization	679,870	645,186	597,741
Amortization of premium and discount on investment securities	(482,959)	182,656	226,766
Amortization of deferred loan fees, net	(67,503)	(143,673)	(65,763)
Investment securities (gains) losses, net	14,323	344,049	(7,942)
Earnings on bank-owned life insurance	(265,788)	(287,305)	(280,638)
Deferred income taxes	(469,190)	(269,947)	97,308
Expense related to stock option	60,588	15,048	26,435
Loss on other real estate owned	182,796	—	—
Decrease (increase) in accrued interest receivable	35,144	94,061	(292,056)
Increase (decrease) in accrued interest payable	(393,940)	(210,461)	540,144
Increase in prepaid federal deposit insurance	(2,499,346)	(43,064)	(19,841)
Other, net	(19,235)	(352,559)	(332,855)

Net cash provided by operating activities	1,133,793	3,196,870	4,294,033

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	20,673,671	16,912,691	10,583,584
Proceeds from sale of securities	815,655	2,953,089	—
Purchases	(52,162,754)	(39,061,652)	(32,990,009)
Investment securities held to maturity:
Proceeds from sale of securities	—	—	102,942
Increase in loans, net	(34,493,122)	(13,388,057)	(20,959,699)
Acquisition of subsidiary bank	—	—	(1,828,301)
Purchase of Federal Home Loan Bank stock	(14,100)	(142,100)	(91,100)
Purchase of premises and equipment	(466,768)	(1,407,631)	(570,065)
Proceeds from the sale of other real estate owned	100,000	—	61,229
Deposit acquisition premium	—	—	(2,124,212)

Net cash used for investing activities	(65,547,418)	(34,133,660)	(47,815,631)

FINANCING ACTIVITIES
Net increase in deposits	92,286,682	25,804,674	38,528,910
Increase (decrease) in short-term borrowings, net	4,913,302	375,645	(99,131)
Proceeds from other borrowings	—	13,500,000	2,000,000
Repayment of other borrowings	(8,038,511)	(11,992,300)	(8,967,419)
Purchase of treasury stock	—	(1,350,881)	(2,174,419)
Exercise of stock options	—	19,642	14,182
Proceeds from dividend reinvestment and purchase plan	557,237	616,590	582,198
Tax effect of stock options	—	—	12,695
Cash dividends	(1,607,911)	(1,575,482)	(1,469,752)
Net cash received from deposit acquisition	—	5,179,043	19,270,054

Net cash provided by financing activities	88,110,798	30,576,931	47,697,318

Increase (decrease) in cash and cash equivalents	23,697,173	(359,859)	4,175,720

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	17,455,463	17,815,322	13,639,602

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$41,152,636	$17,455,463	$17,815,322

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$12,176,765	$14,268,545	$12,910,196
Income taxes	275,000	600,000	850,000
Noncash investing transactions:
Transfers from loans to other real estate owned	$1,872,170	$1,106,278	$78,394
Loans to facilitate the sale of other real estate owned	531,203	—	—

SUMMARY OF BUSINESS ACQUISITION
Fair value of tangible assets acquired	$—	$—	$42,657,925
Fair value of core deposit intangible acquired	—	—	103,781
Fair value of liabilities assumed	—	—	(38,408,610)
Stock issued for the purchase of acquired company’s common stock	—	—	(3,662,750)
Cash paid in the acquisition	—	—	(3,887,110)
Deferred tax asset	—	—	889,361

Goodwill recognized	$—	$—	$(2,307,403)

See accompanying notes to consolidated financial statements.
2009 Annual Report     25

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:
Nature of Operations and Basis of Presentation
Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On April 19, 2007, Middlefield Banc Corp. acquired Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through ten locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while MBC and EB are subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.
The consolidated financial statements of the Company include its wholly owned subsidiaries, MBC, EB, and EMORECO, Inc. (the “Banks”). Significant intercompany items have been eliminated in preparing the consolidated financial statements.
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
Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. For debt securities, management considers whether the present value of cash flows expected to be collected are less than the security’s amortized cost basis (the difference defined as the credit loss), the magnitude and duration of the decline, the reasons underlying the decline and the Company’s intent to sell the security or whether it is more likely than not that the Company would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other than temporary. Once a decline in value is determined to be other than temporary, if the investor does not intend to sell the security, and it is more likely than not that it will not be required to sell the security, before recovery of the security’s amortized cost basis, the charge to earnings is limited to the amount of credit loss. Any remaining difference between fair value and amortized cost (the difference defined as the non-credit portion) is recognized in other comprehensive income, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings.
Middlefield Banc Corp.     26

Loans
Loans are reported at their principal amount net of the allowance for loan losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on non-accrual loans is recorded as income or applied against principal according to management’s judgment as to the collectibility of such principal.
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
A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a non-accrual loan, in which case the portion of the payment related to interest is recognized as income.
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
2009 Annual Report     27

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
Goodwill
The Company accounts for goodwill using a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill. No impairment of goodwill was recognized in any of the periods presented.
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
Stock-Based Compensation
The Company accounts for stock compensation based on the grant date fair value of all share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period.
The cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) are classified as financing cash flows. Excess tax benefits of $12,695 have been classified as a financing cash inflow for the year-ended December 31, 2007, in the Consolidated Statement of Cash Flows. There were no excess tax benefits recognized in 2009 and 2008.
Middlefield Banc Corp.     28

For purposes of computing results, the Company estimated the fair values of stock options using the Black-Scholes option-pricing model. The model requires the use of subjective assumptions that can materially affect fair value estimates. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

	Expected			Expected Life
Grant Year	Dividend Yield	Risk-Free Interest Rate	Expected Volatility	(in years)
2007	2.53	3.70 - 4.80	4.09	9.94
2008	8.54	3.53 - 3.73	33.29	9.94
During the years ended December 31, 2009, 2008, and 2007, the Company recorded $60,588, $15,048, and $26,435 of compensation cost related to vested share-based compensation awards granted in 2008, 2007, and 2006. As of December 31, 2009, there was no unrecognized compensation cost related to unvested share-based compensation awards granted in 2009 that is expected to be recognized in 2010.
The weighted-average fair value of each stock option granted for 2008 and 2007 was $2.70 and $3.35, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007, was $5,486, and $2,717, respectively.
Cash Flow Information
The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions as “Cash and due from banks,” “Federal funds sold,” and “Interest-bearing deposits with other institutions” with original maturities of less than 90 days.
Advertising Costs
Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $370,832, $372,988, and $316,112 for 2009, 2008, and 2007, respectively.
Reclassification of Comparative Amounts
Certain comparative amounts for prior years have been reclassified to conform to current-year presentations. Such reclassifications did not affect net income or retained earnings.
Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, Topic 105 — Generally Accepted Accounting Principles — FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles. The Codification is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted this standard for the interim reporting period ending September 30, 2009. The adoption of this standard did not have a material impact on the Company’s results of operations or financial position.
2009 Annual Report     29

In June 2009, the FASB issued new authoritative accounting guidance under ASC Topic 810, Consolidation, which amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity’s involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity’s financial statements. The new authoritative accounting guidance under ASC Topic 810 will be effective January 1, 2010 and is not expected to have a significant impact on the Company’s financial statements.
In April 2009, the FASB issued new guidance impacting ASC Topic 820, Fair Value Measurements and Disclosures. This ASC provides additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of this new guidance did not have a material effect on the Company’s results of operations or financial position.
In April 2009, the FASB issued new guidance impacting ASC 825-10-50, Financial Instruments, which relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. This guidance amended existing GAAP to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company has presented the necessary disclosures in Note 5 herein.
In April 2009, the FASB issued new guidance impacting ASC 320-10, Investments — Debt and Equity Securities, which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company has presented the necessary disclosures in Note 5 herein.
In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance or fourth quarter 2009. The Company is currently evaluating the impact of this standard on the Company’s financial condition, results of operations, and disclosures.
The FASB issued new authoritative accounting guidance under ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC Topic 855 defines (i) the period after the balance sheet date during which a reporting entity’s management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures an entity should make about events or transactions that occurred after the balance sheet date. The new authoritative accounting guidance under ASC Topic 855 is effective for periods ending after June 15, 2009. The required disclosures are provided in Note 22.
Middlefield Banc Corp.     30

2.	MERGERS AND ACQUISITIONS
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
The following unaudited pro forma condensed combined financial information presents the results of operations of the Company had the merger taken place at January 1, 2007.

2007

Interest income	$25,712,096
Interest expense	14,041,702

Net interest income	11,670,394
Provision for loan losses	475,493

Net interest income after provisions for loan losses	11,194,901
Noninterest income	2,659,299
Noninterest expense	10,385,875

Income before income taxes	3,468,325
Provision for income taxes	639,923

Net income including restructuring charges	2,828,402

Restructuring charges of $418,848, net of tax benefit of $142,408	276,440

Net income excluding restructuring charges	$3,104,842

Net loss per share including restructuring charges
Basic	$1.82
Diluted	$1.79

Net income per share excluding restructuring
Basic	$2.00
Diluted	$1.97
Merger and restructuring charges were recorded in unaudited pro forma condensed combined financial information, and include incremental costs to integrate Emerald Bank with the Company’s operations. These charges represented costs associated with these one-time activities and do not represent ongoing costs of the fully integrated combined organization. These one-time charges, as shown in the table above, were expensed as incurred at Emerald Bank prior to the acquisition.

Twelve Months Ended December 31,
2007

Compensation and benefits	$40,092
Professional fees	221,389
Acceleration of contracts	157,367

Total	$418,848

2009 Annual Report     31

On November 9, 2008, EB completed its acquisition of certain deposit liabilities attributable to a third-party financial institution’s branch office located in Westerville, Ohio. The acquisition included management personnel, certain other assets, and retail deposits of approximately $5.9 million. EB recorded goodwill and core deposit intangible of approximately $355,000.
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

	2009	2008	2007

Weighted-average common shares outstanding	1,736,769	1,710,861	1,666,265

Average treasury stock shares	(189,530)	(177,888)	(110,667)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,547,239	1,532,973	1,555,598

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	740	13,440	21,649

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,547,979	1,546,413	1,577,247

Options to purchase 89,077 shares of common stock at prices ranging from $22.33 to $40.24 were outstanding during the year-ended December 31, 2009, but were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price being greater than the average market price as of December 31, 2009. Options to purchase 40,307 shares of common stock at prices ranging from $30.45 to $40.24 were outstanding during the year-ended December 31, 2008, but were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price being greater than the average market price as of December 31, 2008. Options to purchase 25,897 shares of common stock at prices ranging from $36.73 to $40.24 were outstanding during the year-ended December 31, 2007, but were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price being greater than the average market price as of December 31, 2007.
4.	STOCK DIVIDEND
The Board of Directors approved a 5 percent stock dividend to stockholders of record as of December 1, 2007, payable December 15, 2007. As a result of the dividend, 73,547 additional shares of the Company’s common stock were issued, common stock was increased by $2,857,301, and retained earnings decreased by $2,873,346. Fractional shares paid were paid in cash.
Middlefield Banc Corp.     32

5.	INVESTMENT SECURITIES AVAILABLE FOR SALE
The amortized cost and fair values of securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2009	Cost	Gains	Losses	Value

U.S. government agency securities	$18,656,862	$38,001	$(365,326)	$18,329,537
Obligations of states and political subdivisions:
Taxable	3,450,994	9,948	(86,131)	3,374,811
Tax-exempt	52,751,674	942,871	(349,048)	53,345,497
Mortgage-backed securities	60,055,436	1,816,587	(1,129,518)	60,742,505

Total debt securities	134,914,966	2,807,407	(1,930,023)	135,792,350
Equity securities	944,283	80,000	(105,533)	918,750

Total	$135,859,249	$2,887,407	$(2,035,556)	$136,711,100

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2008	Cost	Gains	Losses	Value

U.S. government agency securities	$4,376,650	$126,912	$—	$4,503,562
Obligations of states and political subdivisions:
Taxable	499,528	—	(3,278)	496,250
Tax-exempt	44,328,318	405,958	(1,050,244)	43,684,032
Mortgage-backed securities	54,568,407	1,042,038	(1,046,085)	54,564,360

Total debt securities	103,772,903	1,574,908	(2,099,607)	103,248,204
Equity securities	944,283	141,079	(63,200)	1,022,162

Total	$104,717,186	$1,715,987	$(2,162,807)	$104,270,366

The amortized cost and fair value of debt securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

Due in one year or less	$1,630,140	$1,659,476
Due after one year through five years	7,052,906	7,396,783
Due after five years through ten years	23,240,506	23,519,817
Due after ten years	102,991,414	103,216,274

Total	$134,914,966	$135,792,350

Investment securities with an approximate carrying value of $37,365,291 and $26,102,154 at December 31, 2009 and 2008, respectively, were pledged to secure deposits and other purposes as required by law.
2009 Annual Report     33

Proceeds from sales of investment securities available for sale were $815,655 during 2009. Gross gains and gross losses realized were $73,631 and $0, respectively, during 2009. Proceeds from sales of investment securities available for sale were $2,953,089 during 2008. Gross gains and gross losses realized were $34,509 and $2,109, respectively, during 2008. There were no sales of investment securities available for sale during 2007.
Proceeds from the sale of investment securities held to maturity and gross gains realized were $102,942 and $7,942, respectively, during 2007. The Company transferred investment securities held to maturity with a carrying amount of $19,899 and fair value of $20,641 to investment securities available for sale during 2007. The Company no longer maintains a held-to-maturity portfolio.
The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008.

	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2009	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$17,133,678	$(365,326)	$—	$—	$17,133,678	$(365,326)
Obligations of states and political subdivisions	21,593,529	(314,599)	1,416,832	(120,580)	23,010,361	(435,179)
Mortgage-backed securities	18,509,047	(333,823)	4,063,906	(795,695)	22,572,953	(1,129,518)
Equity securities	580,450	(67,883)	8,300	(37,650)	588,750	(105,533)

Total	$57,816,704	$(1,081,631)	$5,489,038	$(953,925)	$63,305,742	$(2,035,556)

	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2008	Value	Losses	Value	Losses	Value	Losses

Obligations of states and political subdivisions	$17,777,295	$(561,005)	$7,820,417	$(492,517)	$25,597,712	$(1,053,522)
Mortgage-backed securities	16,107,618	(966,793)	5,062,619	(79,292)	21,170,237	(1,046,085)
Equity securities	221,500	(28,500)	11,250	(34,700)	232,750	(63,200)

Total	$34,106,413	$(1,556,298)	$12,894,286	$(606,509)	$47,000,699	$(2,162,807)

There were 103 and 124 securities that were considered temporarily impaired at December 31, 2009 and 2008.
On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (OTTI) pursuant to FASB ASC Topic 320 Investments - Debt and Equity Securities. A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Company to assess whether the unrealized loss is other-than-temporary. Prior to the adoption of FSP FAS 115-2, which was subsequently incorporated into FASB ASC Topic 320 Investments — Debt and Equity Securities, unrealized losses that were determined to be temporary were recorded, net of tax, in other comprehensive income for available for sale securities, whereas unrealized losses related to held-to-maturity securities determined to be temporary were not recognized. Regardless of whether the security was classified as available for sale or held to maturity, unrealized losses that were determined to be other-than-temporary were recorded to earnings. An unrealized loss was considered other-than-temporary if (i) it was probable that the holder would not collect all amounts due according to the contractual terms of the debt security, or (ii) the fair value was below the amortized cost of the debt security for a prolonged period of time and the Company did not have the positive intent and ability to hold the security until recovery or maturity.
Middlefield Banc Corp.     34

The Company adopted this ASC during the second quarter of 2009 which amended the OTTI model for debt securities. Under the new guidance, OTTI losses must be recognized in earnings if an investor has the intent to sell the debt security or it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, even if the Company does not expect to sell a debt security, it must evaluate expected cash flows to be received and determine if a credit loss has occurred.
Under this ASC, an unrealized loss is generally deemed to be other-than-temporary and a credit loss is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the debt security. As a result, the credit loss component of an OTTI is recorded as a component of investment securities gains (losses) in the accompanying consolidated statement of income, while the remaining portion of the impairment loss is recognized in other comprehensive income, provided the Company does not intend to sell the underlying debt security and it is more likely than not that the Company will not have to sell the debt security prior to recovery.
Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 85% of the total available-for-sale portfolio as of December 31, 2009 and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company’s assessment was concentrated mainly on private-label collateralized mortgage obligations of approximately $20.4 million for which the Company evaluates credit losses on a quarterly basis. Gross unrealized gain and loss positions related to these private-label collateralized mortgage obligations amounted to $687,000 and $984,000, respectively. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:
•	The length of time and the extent to which the fair value has been less than the amortized cost basis;
•	Changes in the near term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default, and significant changes in prepayment assumptions;
•	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities; and
•
Any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the overall financial condition of the issuer, credit ratings, recent legislation and government actions affecting the issuer’s industry, and actions taken by the issuer to deal with the present economic climate.

The Company’s investment in two private-label collateralized mortgage obligations with a carrying value of $1.1 million were impaired in 2009 as a result of the Company’s determination that declines in their fair value were other than temporary. As a result of this determination, the Company recognized an $87,954 before tax, non-cash charge, which was recorded as a reduction to noninterest income.
The Company’s investment in two private-label collateralized mortgage obligations with a carrying value of $1.4 million were impaired in 2008 as a result of the Company’s determination that declines in their fair value were other than temporary. As a result of this determination, the Company recognized a $376,449 before tax, non-cash charge, which was recorded as a reduction to noninterest income.
2009 Annual Report     35

6.	LOANS
Major classifications of loans at December 31 are summarized as follows:

	2009	2008

Commercial and industrial	$56,968,994	$66,523,227
Real estate — construction	7,837,226	7,964,892
Real estate — mortgage:
Residential	205,073,341	199,354,277
Commercial	78,762,847	42,789,470
Consumer installment	4,954,304	4,943,427

	353,596,712	321,575,293
Less allowance for loan losses	4,936,575	3,556,763

Net loans	$348,660,137	$318,018,530

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2009 and 2008, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.
Nonperforming loans consist of commercial and consumer loans which are on a non-accrual basis and loans contractually past due 90 days or more but are not on non-accrual status because they are well secured or in the process of collection.
Information regarding nonperforming loans at December 31 is as follows:

	2009	2008

90 days or more past due and accruing interest	$1,766,438	$2,226,632
Non-accrual loans	14,519,026	6,254,748

Total nonperforming loans	$16,285,464	$8,481,380

Interest income that would have been recorded had these loans not been placed on non-accrual status was $682,606 in 2009, $393,397 in 2008, and $101,398 in 2007.
Information regarding impaired loans at December 31 is as follows:

	2009	2008

Impaired loans without a related allowance for loan loss	$4,296,251	$—
Impaired loans with a related allowance for loan loss	2,067,076	2,661,300
Related allowance for loan loss	570,572	439,340
Average recorded investment in impaired loans	3,841,894	1,886,661
Interest income recognized	32,801	13,078
Middlefield Banc Corp.     36

7.	ALLOWANCE FOR LOAN LOSSES
Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2009	2008	2007

Balance, January 1	$3,556,763	$3,299,276	$2,848,887
Add:
Additions from acquisitions	—	—	436,063
Provisions charged to operations	2,578,047	608,000	429,391
Recoveries	88,862	64,353	13,839
Less loans charged off	1,287,097	414,866	428,904

Balance, December 31	$4,936,575	$3,556,763	$3,299,276

8.	PREMISES AND EQUIPMENT
Major classifications of premises and equipment at December 31 are summarized as follows:

	2009	2008

Land and land improvements	$1,897,876	$1,896,376
Building and leasehold improvements	8,953,633	8,858,066
Furniture, fixtures, and equipment	4,481,546	4,111,853

	15,333,055	14,866,295
Less accumulated depreciation and amortization	6,938,686	6,417,380

Total	$8,394,369	$8,448,915

Depreciation charged to operations was $521,307 in 2009, $518,296 in 2008, and $504,058 in 2007.
9.	GOODWILL AND INTANGIBLE ASSETS
Goodwill totaled $4,558,687 at December 31, 2009 and December 31, 2008. During 2008, the Company recorded goodwill totaling $187,481 in connection with the acquisition of a third-party financial institution’s branch office. In 2007, the Company recorded goodwill totaling $2,339,403 in connection with the acquisition of EB and the Company recorded goodwill totaling $2,031,803 in connection with the acquisition of a third-party financial institution’s branch office.
The Company recorded core deposit intangibles in 2008 of $109,300 in connection with the acquisitions of a third-party financial institution’s branch office.
The Company recorded core deposit intangibles in 2007 of $103,781 and $182,100 in connection with the acquisitions of EB and a third-party financial institution’s branch office, respectively.
2009 Annual Report     37

Core deposit intangible assets are amortized on a straight-line basis over their estimated lives of ten years. Amortization expense totaled $39,518 in 2009 and $30,409 in 2008 and $11,912 in 2007. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2009 is as follows:

2010	$39,518
2011	39,518
2012	39,518
2013	39,518
2014	39,518
Thereafter	115,752

Total	$313,342

10.	OTHER ASSETS
The components of other assets are as follows:

	2009	2008

FHLB stock	$1,887,200	$1,873,100
Accrued interest on investment securities	670,875	528,067
Accrued interest on loans	740,354	918,306
Deferred tax asset, net	1,795,512	1,767,873
Prepaid federal deposit insurance	2,562,251	62,905
Other	3,818,172	2,504,036

Total	$11,474,364	$7,654,287

11.	DEPOSITS
Time deposits at December 31, 2009, mature $141,353,448, $45,383,947, $11,185,327, $24,725,038, and $18,150,972 during 2010, 2011, 2012, 2013, and 2014, respectively.
The aggregate of all time deposit accounts of $100,000 or more amounted to $82,345,230 and $69,663,278 at December 31, 2009 and 2008, respectively.
Maturities on time deposits of $100,000 or more at December 31, 2009, are as follows:

Within three months	$7,458,530	9.06%
Beyond three but within six months	10,924,554	13.27
Beyond six but within twelve months	26,542,350	32.23
Beyond one year	37,419,796	45.44

Total	$82,345,230	100.00%

Middlefield Banc Corp.     38

12.	SHORT-TERM BORROWINGS
The outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase, short term borrowings from other banks, and Federal funds purchased, are summarized as follows:

	2009	2008	2007

Balance at year-end	$6,799,555	$1,886,253	$1,510,607
Average balance outstanding	2,280,815	2,967,069	2,383,902
Maximum month-end balance	7,405,872	6,057,893	5,768,057
Weighted-average rate at year-end	3.47%	1.10%	2.96%
Weighted-average rate during the year	1.50%	1.55%	3.89%
Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.
The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 3.73 percent, from Lorain National Bank and a $3,000,000 line of credit at an adjustable rate, currently at 4.00 percent, from Liberty Bank N.A. At December 31, 2009, 2008, and 2007, outstanding borrowings under these lines were $5,700,000, $0, and $0, respectively.
13.	OTHER BORROWINGS
Other borrowings consist of advances from the FHLB as follows:

			Weighted-
	Maturity range		average	Stated interest rate range
Description	from	to	interest	from	to	2009	2008

Fixed rate	11/17/10	12/27/10	4.59%	3.87%	5.07%	$1,250,000	$4,250,000
Fixed rate amortizing	02/01/12	09/04/28	3.95	2.70	4.48	12,366,508	17,405,019
Convertible	07/28/10	10/09/12	5.30	4.14	6.45	4,000,000	4,000,000
Junior subordinated debt	12/21/37	12/21/37	6.58	6.58	6.58	8,248,000	8,248,000

Total						$25,864,508	$33,903,019

The scheduled maturities of advances outstanding are as follows:

	2009
		Weighted-
Year Ending December 31,	Amount	Average Rate

2010	$6,543,543	4.82%
2011	2,496,362	3.93
2012	3,854,264	4.04
2013	1,361,829	3.95
2014	984,222	3.99
Beyond 2014	10,624,288	6.01

	$25,864,508	5.03%

2009 Annual Report     39

The Bank entered into a ten-year “Convertible Select” fixed commitment advance arrangement with the FHLB. Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change, the Bank may exercise a put option and satisfy the obligation without penalty.
Fixed rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under terms of a blanket agreement, collateral for the FHLB borrowings are secured by certain qualifying assets of the Bank, which consist principally of first mortgage loans. Under this credit arrangement, the Bank has a remaining borrowing capacity of approximately $69 million at December 31, 2009.
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
14.	OTHER LIABILITIES
The components of other liabilities are as follows:

	2009	2008

Accrued interest payable	$905,174	$1,299,114
Other	1,274,977	879,699

Total	$2,180,151	$2,178,813

15.	INCOME TAXES
The provision (benefit) for federal income taxes consists of:

	2009	2008	2007

Current payable	$396,616	$656,950	$698,915
Deferred	(469,190)	(269,947)	97,308

Total provision (benefit)	$(72,574)	$387,003	$796,223

Middlefield Banc Corp.     40

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	2009	2008

Deferred tax assets:
Allowance for loan losses	$1,530,254	$1,114,868
Net unrealized loss on securities	—	151,919
Supplemental retirement plan	149,104	134,121
Origination costs	—	7,811
Alternative minimum tax credits	267,564	65,637
Investment security basis adjustment	157,897	127,993
Intangibles	—	45,295
Deferred origination fees, net	17,871	—
Net operating losses	398,547	502,676
Other	78,367	—

Gross deferred tax assets	2,599,604	2,150,320

Deferred tax liabilities:
Deferred origination costs, net	—	29,523
Premises and equipment	215,119	83,425
Net unrealized gain on securities	289,632	—
FHLB stock dividends	224,904	224,904
Intangibles	62,661	—
Other	11,776	44,595

Gross deferred tax liabilities	804,092	382,447

Net deferred tax assets	$1,795,512	$1,767,873

No valuation allowance was established at December 31, 2009 and 2008, in view of the Company’s ability to carryback to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.
The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

	2009		2008		2007
		% of		% of		% of
		Pre-tax		Pre-tax		Pre-tax
	Amount	Income	Amount	Income	Amount	Income

Provision at statutory rate	$580,860	34.0%	$1,020,640	34.0%	$1,418,332	34.0%
Tax-free income	(728,850)	(42.7)	(713,193)	(23.8)	(702,123)	(16.8)
Nondeductible interest expense	73,505	4.3	96,250	3.2	102,830	2.5
Other	1,911	(0.1)	(16,694)	(0.7)	(22,816)	(0.6)

Actual tax expense (benefit) and effective rate	$(72,574)	(4.3)%	$387,003	12.7%	$796,223	19.1%

2009 Annual Report     41

ASC 740-10 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. At December 31, 2009 and December 31, 2008, the Company had no ASC 740-10 unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense. The Company and the Banks are subject to U.S. federal income tax as well as an income tax in the state of Ohio, and the Banks are subject to a capital-based franchise tax in the state of Ohio. The Company and the Banks are no longer subject to examination by taxing authorities for years before December 31, 2006.
16.	EMPLOYEE BENEFITS
Retirement Plan
The Banks maintain section 401(k) employee savings and investment plans for all full-time employees and officers of the Banks with more than one year of service. The Banks’ contributions to the plans are based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 15 percent of salary. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20 percent increments. EB contributions are vested at 25 percent for less than a year of employment, 50 percent after one year, 75 percent after two years, and fully vested after three years. Contributions for 2009, 2008, and 2007 to these plans amounted to $95,648, $95,752, and $79,959, respectively.
Supplemental Retirement Plan
MBC maintains a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.
The following table illustrates the components of the net periodic pension cost for the Directors’ Retirement Plan for the years ended:

	2009	2008	2007

Components of net periodic pension costs
Service cost	$6,129	$12,656	$11,991
Interest cost	12,842	12,813	12,189

Net periodic pension cost	$18,971	$25,469	$24,180

Middlefield Banc Corp.     42

Executive Deferred Compensation Plan
During 2006, MBC implemented an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management. The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to three officers, with contributions made solely by MBC. During 2009, 2008, and 2007, MBC contributed $67,258, $26,145 and $49,932, respectively, to the Plan.
Stock Option and Restricted Stock Plan
The Company maintains a stock option and restricted stock plan (“the Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock for key officers and employees and nonemployee directors of the Company. A total of 160,000 shares of authorized and unissued or issued common stock are reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. No option shall become exercisable earlier than one year from the date the Plan was approved by the stockholders.
The following table presents share data related to the outstanding options:

		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	2009	Price	2008	Price
Outstanding, January 1	110,465	$27.21	88,211	$28.04
Granted	—	—	24,837	23.71
Exercised	—	—	(992)	19.80
Forfeited	(11,246)	30.34	(1,591)	23.48

Outstanding, December 31	99,219	26.85	110,465	27.21

Exercisable at year-end	99,219	26.85	85,628	28.22

The following table summarizes the characteristics of stock options at December 31, 2009:

		Outstanding			Exercisable
			Contractual	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price
December 11, 2000	$17.90	10,142	0.95	$17.90	10,142	$17.90
December 9, 2002	22.33	9,426	2.94	22.33	9,426	22.33
December 8, 2003	24.29	20,663	3.94	24.29	20,663	24.29
May 12, 2004	27.35	907	4.33	27.35	907	27.35
December 13, 2004	30.45	12,958	4.95	30.45	12,958	30.45
December 14, 2005	36.73	8,485	5.95	36.73	8,485	36.73
December 10, 2006	40.24	3,675	6.95	40.24	3,675	40.24
April 19, 2007	37.33	3,639	7.31	37.33	3,639	37.73
May 16, 2007	37.48	1,337	7.41	37.48	1,337	37.48
December 10, 2007	37.00	3,150	7.95	37.00	3,150	37.00
January 2, 2008	36.25	1,337	8.12	36.25	1,337	36.25
November 10, 2008	23.00	23,500	8.95	23.00	23,500	23.00

		99,219			99,219

2009 Annual Report     43

For the years ended December 31, 2009, 2008, and 2007, the Company granted 150, 150, and 130 shares, respectively, of common stock under the restricted stock plan. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.
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

	2009	2008

Commitments to extend credit	$59,497,589	$56,648,649
Standby letters of credit	351,125	1,357,173

Total	$59,848,714	$58,005,822

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
Dividends
MBC and EB are subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, for MBC, the amount available for payment of dividends for 2010 approximates $2,586,000 plus 2010 profits retained up to the date of the dividend declaration. For EB, the amount available for payment of dividends for 2010 is $0 until the net deficit for the two preceding years of $1.3 million is overcome.
Middlefield Banc Corp.     44

19.	REGULATORY CAPITAL
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
As of December 31, 2009 and 2008, the FDIC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.
The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2009.

	Middlefield Banc Corp.		The Middlefield Banking Co.		Emerald Bank
	December 31,		December 31,		December 31,
	2009		2009		2009
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-Weighted Assets)

Actual	$43,548,978	12.34%	$34,837,744	11.47%	$7,067,261	14.91%
For Capital Adequacy Purposes	28,242,856	8.00	24,305,760	8.00	3,792,899	8.00
To Be Well Capitalized	35,303,570	10.00	30,382,200	10.00	4,741,124	10.00

Tier I Capital (to Risk-Weighted Assets)

Actual	$39,121,139	11.08%	$31,639,717	10.41%	$6,460,474	13.63%
For Capital Adequacy Purposes	14,121,428	4.00	12,152,880	4.00	1,896,450	4.00
To Be Well Capitalized	21,182,142	6.00	18,229,320	5.00	2,844,674	6.00

Tier I Capital (to Average Assets)

Actual	$39,121,139	7.99%	$31,639,717	7.45%	$6,460,474	10.29%
For Capital Adequacy Purposes	19,583,492	4.00	16,984,228	4.00	2,510,359	4.00
To Be Well Capitalized	24,479,365	5.00	21,230,285	5.00	3,137,949	5.00
2009 Annual Report     45

The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2008.

	Middlefield Banc Corp.		The Middlefield Banking Co.		Emerald Bank
	December 31,		December 31,		December 31,
	2008		2008		2008
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-Weighted Assets)

Actual	$42,281,067	13.57%	$32,793,489	12.30%	$7,472,699	16.73%
For Capital Adequacy Purposes	24,931,715	8.00	21,324,640	8.00	3,572,686	8.00
To Be Well Capitalized	31,164,644	10.00	26,655,800	10.00	4,465,857	10.00

Tier I Capital (to Risk-Weighted Assets)

Actual	$38,689,258	12.41%	$29,956,378	11.24%	$6,912,474	15.48%
For Capital Adequacy Purposes	12,465,858	4.00	10,662,320	4.00	1,786,343	4.00
To Be Well Capitalized	18,698,787	6.00	15,993,480	6.00	2,679,514	6.00

Tier I Capital (to Average Assets)

Actual	$38,689,258	8.66%	$29,956,378	7.69%	$6,912,474	12.91%
For Capital Adequacy Purposes	17,860,169	4.00	15,578,777	4.00	2,142,047	4.00
To Be Well Capitalized	22,325,211	5.00	19,473,471	5.00	2,677,558	5.00
20.	REORGANIZATION
On October 23, 2009, the Company received from the Federal Reserve Bank of Cleveland approval to establish an asset resolution subsidiary. Organized as an Ohio corporation under the name EMORECO, Inc. and wholly owned by the Company, the purpose of the asset resolution subsidiary is to maintain, manage, and ultimately dispose of non-performing loans and real estate acquired by subsidiary banks as the result of borrower default on real-estate-secured loans. EMORECO’s assets consist of 26 non-performing loans and three real estate development properties consisting of 18 lots transferred by Emerald Bank. EMORECO paid to Emerald Bank a total of approximately $4.6 million for the non-performing loans and real estate, using funds contributed by the Company, which were borrowed under lines of credit of the holding company. According to Federal law governing bank holding companies, the real estate must be disposed of within two years after the properties were originally acquired by Emerald Bank, which occurred in May and June of 2008, although limited extensions may be granted by the Federal Reserve Bank. Federal law governing bank holding companies also provides that a holding company subsidiary has limited real estate investment powers. EMORECO may only manage and maintain property and may not improve or develop property without advance approval of the Federal Reserve Bank.
Until recently, Middlefield Banc Corp. has been entitled to engage in the expanded range of activities in which a financial holding company, as defined in Federal Reserve Board rules, may engage. However, Middlefield Banc Corp. has not taken advantage of that expanded authority and has elected to rescind its financial holding company status. Middlefield Banc Corp. continues to be entitled to engage in activities deemed permissible to a bank holding company, as defined by Federal Reserve Board rules and the applicable laws of the United States.
Middlefield Banc Corp.     46

21.	FAIR VALUE DISCLOSURE MEASUREMENTS
The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by U.S. generally accepted accounting principles are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:	Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
The following table presents the assets reported on the balance sheet at their fair value as of December 31, 2009 and 2008, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2009
	Level I	Level II	Level III	Total

Assets Measured on a Recurring Basis:
U.S. government agency securities	$—	$18,329,537	$—	$18,329,537
Obligations of states and political subdivisions	—	56,720,308	—	56,720,308
Mortgage-backed securities	—	60,742,505	—	60,742,505

Total debt securities	—	135,792,350	—	135,792,350
Equity securities	918,750	—	—	918,750

Total	$918,750	$135,792,350	$—	$136,711,100

	December 31, 2008
	Level I	Level II	Level III	Total

Assets Measured on a Recurring Basis:
U.S. government agency securities	$—	$4,503,562	$—	$4,503,562
Obligations of states and political subdivisions	—	44,180,282	—	44,180,282
Mortgage-backed securities	—	47,884,210	6,680,150	54,564,360

Total debt securities	—	96,568,054	6,680,150	103,248,204
Equity securities	1,022,162	—	—	1,022,162

Total	$1,022,162	$96,568,054	$6,680,150	$104,270,366

2009 Annual Report     47

Financial instruments are considered Level III when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. Level III financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The following table presents the changes in the Level III fair value category for the twelve months ended December 31, 2009.
The following represent fair value measurements using significant unobservable inputs (Level III):

Available-for-Sale
Securities

Balance, December 31, 2008	$6,680,150
Total gains or losses (realized/unrealized)
Included in earnings	—
Included in other comprehensive gain (loss)	(468,742)
Purchases, issuances, and settlements	(1,120,525)

Net transfers in and/or out of Level III	(5,090,883)

Balance, December 31, 2009	$—

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—
Gains and losses (realized and unrealized) included in earnings (or changes in net assets) for the year-ended December 31, 2009 are reported as investment securities gains (losses), net on the Consolidated Statement of Income.
At December 31, 2008, the Company changed its valuation technique for certain private-label collateralized mortgage obligations (“CMOs”). Previously, the Company relied on prices compiled by third party vendors using observable market data (Level II) to determine the values of these securities. Based on financial market conditions at December 31, 2008, the Company concluded the fair values obtained from third-party vendors reflected forced liquidation or distressed sales for these CMOs. Therefore, the Company estimated fair value based on a discounted cash flow methodology using appropriately adjusted discount rates reflecting nonperformance and liquidity risks. The change in the valuation technique for these CMOs resulted in a transfer of $6,680,150 into Level III financial assets.
Beginning in September of 2009, the Company reverted back to using prices compiled by third party vendors due to the recent stabilization in the markets along with improvements in third party pricing methodology that have narrowed the variances between third party vendor prices and actual market prices. The change in valuation technique for these CMOs resulted in a transfer out of Level III financial assets.
The following table presents the assets measured on a nonrecurring basis on the consolidated statements of financial condition at their fair value as of December 31, 2009, by level within the fair value hierarchy. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loan include: quoted market prices for identical assets classified as Level I inputs; observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs.
Middlefield Banc Corp.     48

	December 31, 2009
	Level I	Level II	Level III	Total

Assets Measured on a Nonrecurring Basis:
Impaired loans	$—	$1,347,893	$148,611	$1,496,504
Other real estate owned	—	2,164,452	—	2,164,452

	December 31, 2008
	Level I	Level II	Level III	Total

Assets Measured on a Nonrecurring Basis:
Impaired loans	$—	$1,194,594	$1,027,366	$2,221,960
Other real estate owned	—	1,106,281	—	1,106,281
22.	FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS
The estimated fair value of the Company’s financial instruments at December 31 is as follows:

	December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial assets:
Cash and cash equivalents	$41,152,636	$41,152,636	$17,455,463	$17,455,463
Investment securities available for sale	136,711,100	136,711,100	104,270,366	104,270,366
Net loans	348,660,137	332,401,339	318,018,530	317,010,526
Bank-owned life insurance	7,706,476	7,706,476	7,440,687	7,440,687
Federal Home Loan Bank stock	1,887,200	1,887,200	1,873,100	1,873,100
Accrued interest receivable	1,411,229	1,411,229	1,446,373	1,446,373

Financial liabilities:
Deposits	$487,106,284	$491,435,879	$394,819,602	$399,946,594
Short-term borrowings	6,799,555	6,799,555	1,886,253	1,886,253
Other borrowings	25,864,508	27,356,052	33,903,019	35,771,019
Accrued interest payable	905,174	905,174	1,299,114	1,299,114
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
2009 Annual Report     49

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
The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:
Cash and Cash Equivalents, Federal Home Loan Bank Stock, Accrued Interest Receivable, Accrued Interest Payable, and Short-Term Borrowings
The fair value is equal to the current carrying value.
Bank-Owned Life Insurance
The fair value is equal to the cash surrender value of the life insurance policies.
Investment Securities Available for Sale
The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Fair value for certain private-label collateralized mortgage obligations were determined utilizing discounted cash flow models, due to the absence of a current market to provide reliable market quotes for the instruments.
Loans
The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were utilized as estimates for fair value.
Deposits and Other Borrowed Funds
The fair values of certificates of deposit and other borrowed funds are based on the discounted value of contractual cash flows. The discount rates are estimated using rates currently offered for similar instruments with similar remaining maturities. Demand, savings, and money market deposits are valued at the amount payable on demand as of year-end.
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
Middlefield Banc Corp.     50

23.	PARENT COMPANY
Following are condensed financial statements for the Company.

	December 31,
CONDENSED BALANCE SHEET	2009	2008

ASSETS
Cash and due from banks	$979,069	$695,025
Interest-bearing deposits in other institutions	120,885	112,215
Investment securities available for sale	918,750	1,022,162
Investment in non-bank subsidiary	4,543,601	—
Investment in subsidiary banks	43,951,175	41,435,443
Other assets	248,000	248,000

TOTAL ASSETS	$50,761,480	$43,512,845

LIABILITIES
Trust preferred securities	$8,248,000	$8,248,000
Other borrowings	5,700,000	—
Other liabilities	106,209	205,597

STOCKHOLDERS’ EQUITY	36,707,271	35,059,248

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$50,761,480	$43,512,845

	Year Ended December 31,
CONDENSED STATEMENT OF INCOME	2009	2008	2007

INCOME
Dividends from subsidiary bank	$2,188,989	$2,184,241	$2,018,050
Interest income	8,670	10,029	154,199
Other	—	5,108	6,965

TOTAL INCOME	2,197,659	2,199,378	2,179,214

EXPENSES
Interest expense	547,220	539,298	535,280
Other	265,951	379,076	269,861

TOTAL INCOME	813,171	918,374	805,141

Income before income tax benefit	1,384,488	1,281,004	1,374,073
Income tax benefit	(273,229)	(322,991)	(218,952)

Income before equity in undistributed net income of subsidiaries	1,657,717	1,603,995	1,593,025
Equity in undistributed net income of subsidiaries	123,269	1,010,884	1,782,318

NET INCOME	$1,780,986	$2,614,879	$3,375,343

2009 Annual Report     51

	Year Ended December 31,
CONDENSED STATEMENT OF CASH FLOWS	2009	2008	2007

OPERATING ACTIVITIES
Net income	$1,780,986	$2,614,879	$3,375,343
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(1,604,534)	(981,770)	(1,749,538)
Equity in undistributed net income of Emerald Bank	1,324,766	(29,114)	(32,780)
Equity in undistributed net income of EMORECO	156,499	—	—
Expense related to stock options	60,588	15,048	26,435
Other	(124,817)	168,526	76,419

Net cash provided by operating activities	1,593,488	1,787,569	1,695,879

INVESTING ACTIVITIES
Investment in subsidiary bank	(1,250,000)	—	—
Investment in non-bank subsidiary	(4,700,100)	—	—
Purchase of investment securities	—	—	(250,000)
Net assets of Emerald Bank acquired	—	—	(5,912,621)

Net cash used for investing activities	(5,950,100)	—	(6,162,621)

FINANCING ACTIVITIES
Increase in short-term borrowings, net	5,700,000	—	—
Purchase of treasury stock	—	(1,350,881)	(2,174,419)
Exercise of stock options	—	19,642	14,182
Proceeds from dividend reinvestment and purchase plan	557,236	616,589	582,198
Tax effect of stock options	—	—	12,695
Cash dividends	(1,607,910)	(1,575,482)	(1,469,752)

Net cash provided by (used for) financing activities	4,649,326	(2,290,132)	(3,035,096)

Increase (decrease) in cash	292,714	(502,563)	(7,501,838)

CASH AT BEGINNING OF YEAR	807,240	1,309,803	8,811,641

CASH AT END OF YEAR	$1,099,954	$807,240	$1,309,803

24.	SUBSEQUENT EVENTS
Effective February 11, 2010, the Board of Directors of the Company’s subsidiary, EB, entered into a Memorandum of Understanding (“MOU”) with the FDIC and the Ohio Division of Financial Institutions as a result of the joint examination by the FDIC and the Ohio Division of Financial Institutions completed in the fourth quarter of 2009. The MOU sets forth certain actions required to be taken by management of EB to rectify unsatisfactory conditions identified by the federal and state banking regulators that relate to EB’s concentration of credit for non-owner occupied one-to-four family residential mortgage loans. The MOU requires EB to reduce delinquent and classified loans and enhance credit administration for non-owner occupied residential real estate; to develop specific plans for the reduction of borrower indebtedness on classified and delinquent credits; to correct violations of laws and regulations listed in the joint examination report; to implement an earnings improvement plan; to maintain specified capital discussed below; to submit to the FDIC and the Ohio Division of Financial Institutions for review and comment a revised methodology for calculating and determining the adequacy of the allowance for loan losses; and to provide 30 days advance notification of proposed dividend payments.
Middlefield Banc Corp.     52

Compliance with the terms of the MOU is a high priority for the Company. In anticipation of the requirements that would be imposed by the MOU executed February 11, 2010, management devoted significant resources to the preceding matters during the fiscal year-ended December 31, 2009, and intends to continue to do so during 2010. Specific actions taken included the evaluation and reorganization of lending and credit administration personnel, retention of collection and workout personnel, and the sale of $4.6 million of non-performing assets to a sister, nonbank-asset resolution subsidiary established late in the fourth quarter of 2009. In 2009, the Company invested $1.25 million in EB in the form of capital infusions to maintain Tier I capital at the level expected by the FDIC and the Ohio Division of Financial Institutions.
The MOU requires that EB submit plans and report to the Ohio Division of Financial Institutions and the FDIC regarding EB’s loan portfolio and profit plan, among other matters. The MOU also requires that the Bank maintain its Tier I Leverage Capital ratio at not less than 9 percent.
The following table sets forth the capital requirements for EB under the FDIC regulations and EB’s capital ratios at December 31, 2009 and 2008:

FDIC Regulations
				December 31,
Capital Ratios	Adequately Capitalized	Well Capitalized		2009	2008

Leverage	4.00%	5.00	% (1)	10.29%	12.91%
Risk-Based Capital:
Tier 1	4.00	6.00		13.63	15.48

Total	8.00	10.00		14.91	16.73

(1)	9 percent required by MOU
2009 Annual Report     53

25.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009

Total interest income	$6,323,983	$6,305,172	$6,647,639	$6,773,787
Total interest expense	3,110,539	2,934,633	2,861,258	2,876,395

Net interest income	3,213,444	3,370,539	3,786,381	3,897,392
Provision for loan losses	154,000	260,000	1,346,000	818,047

Net interest income after provision for loan losses	3,059,444	3,110,539	2,440,381	3,079,345

Total noninterest income	623,451	636,220	690,460	718,149
Total noninterest expense	2,995,788	3,302,997	3,039,951	3,310,841

Income before income taxes	687,107	443,762	90,890	486,653
Income taxes	84,000	(17,000)	(122,574)	(17,000)

Net income	$603,107	$460,762	$213,464	$503,653

Per share data:
Net income
Basic	$0.39	$0.30	$0.14	$0.32
Diluted	0.39	0.30	0.14	0.32

Average shares outstanding
Basic	1,536,930	1,541,960	1,551,056	1,547,239
Diluted	1,541,247	1,543,538	1,551,069	1,547,979

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008

Total interest income	$6,588,203	$6,512,636	$6,550,445	$6,386,529
Total interest expense	3,757,986	3,513,850	3,398,663	3,387,585

Net interest income	2,830,217	2,998,786	3,151,782	2,998,944
Provision for loan losses	75,000	95,000	187,000	251,000

Net interest income after provision for loan losses	2,755,217	2,903,786	2,964,782	2,747,944

Total noninterest income	637,451	637,217	680,247	271,591
Total noninterest expense	2,515,672	2,578,974	2,729,581	2,772,126

Income before income taxes	876,996	962,029	915,448	247,409
Income taxes	140,000	179,000	211,000	(142,997)

Net income	$736,996	$783,029	$704,448	$390,406

Per share data:
Net income
Basic	$0.48	$0.51	$0.46	$0.26
Diluted	0.47	0.51	0.46	0.25

Average shares outstanding
Basic	1,548,043	1,530,255	1,523,044	1,530,686
Diluted	1,568,380	1,548,607	1,525,373	1,532,597
Middlefield Banc Corp.     54

Board of Directors and Stockholders
Middlefield Banc Corp.
We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2009, in conformity with U.S. generally accepted accounting principles.
We were not engaged to examine management’s assertion about the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 and 2008, included in the accompanying Management’s Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

S. R. Snodgrass, A. C.
Wexford, PA
March 12, 2010
2009 Annual Report     55

Overview
The consolidated review and analysis of Middlefield Banc Corp. (“Company”) is intended to assist the reader in evaluating the performance of the Company for the years ended December 31, 2009, 2008, and 2007. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.
The Company is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On April 19, 2007, the Company acquired Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio. The Company and its two banking subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through five locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Banks are subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions. MBC and EB are members of the Federal Home Loan Bank (FHLB) of Cincinnati, which is one of the twelve regional banks comprising the FHLB System.
This Management’s Discussion and Analysis section of the Annual Report contains forward-looking statements. Forward-looking statements are based upon a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. Although the Company believes its estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by the Company or any other person that the indicated results will be achieved. Investors are cautioned not to place undue reliance on forward-looking information.
These forward-looking statements may involve significant risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results in these forward-looking statements.
Significant Financial Events in 2009
On October 23, 2009, Middlefield received from the Federal Reserve Bank of Cleveland approval to establish an asset resolution subsidiary. Organized as an Ohio corporation under the name EMORECO, Inc. and wholly owned by the Company, the purpose of the asset resolution subsidiary is to maintain, manage, and ultimately dispose of non-performing loans and real estate acquired by subsidiary banks as the result of borrower default on real-estate-secured loans. EMORECO’s assets consist of 26 non-performing loans and three real estate development properties consisting of 18 lots transferred by EB. EMORECO paid to EB a total of approximately $4.6 million for the non-performing loans and real estate, using funds contributed by the Company, which were borrowed under its lines of credit. According to Federal law governing bank holding companies the real estate must be disposed of within two years after the properties were originally acquired by EB, which occurred in May and June of 2008, although limited extensions may be granted by the Federal Reserve Bank. Federal law governing bank holding companies also provides that a holding company subsidiary has limited real estate investment powers. EMORECO may only manage and maintain property and may not improve or develop property without advance approval of the Federal Reserve Bank.
At December 31, 2009, EMORCO had assets totaling $4.5 million and a net operating loss of $156,000.
Middlefield Banc Corp.     56

Critical Accounting Policies
Allowance for loan losses
Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company’s allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.
Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged off and reduced by loans charged off. For a full discussion of the Company’s methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of “Notes to Consolidated Financial Statements” commencing on the previous pages of this Annual Report.
The allowance for loan loss balance as of December 31, 2009 totaled $4.9 million representing a $1.4 million increase from the end of 2008. For the year of 2009, the provision for loan losses was $2.6 million, which represented an increase of $2.0 million from the $608,000 allocated during 2008. This level of provision during 2009 is reflective of the changing economic conditions adversely impacting the market areas served by the Company’s affiliate banks, which have caused non-performing loans to increase. Asset quality is a high-priority in our overall business plan as it relates to long-term asset growth projections. During 2009, net charge offs increased by $872,000 compared to 2008. Two key ratios to monitor asset quality performance are net charge offs/average loans and the allowance for loan losses/non-performing loans. At year-end 2009, these ratios were .36% and 30.3%, respectively, compared to .11% and 41.9% in 2008.
Valuation of Securities
Securities are classified as held-to-maturity or available-for-sale on the date of purchase. Only those securities classified as held-to-maturity are reported at amortized cost. Available-for-sale and trading securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income, net of related deferred income taxes, on the Consolidated Balance Sheets and noninterest income in the Consolidated Statements of Income, respectively. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Realized securities gains or losses are reported within noninterest income in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer and the Banc Corp.’s intent and ability to hold the security to recovery. A decline in value that is considered to be other-than-temporary is recorded as a loss within noninterest income in the Consolidated Statements of Income. The Company believes the price movements in these securities are dependent upon the movement in market interest rates. The Company’s management also maintains the intent and ability to hold securities in an unrealized loss position to the earlier of the recovery of losses or maturity.
On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (OTTI). A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Company to assess whether the unrealized loss is other-than-temporary.
An unrealized loss is generally deemed to be other-than-temporary and a credit loss is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the debt security. As a result the credit loss component of an OTTI is recorded as a component of investment securities gains (losses) in the accompanying consolidated statement of income, while the remaining portion of the impairment loss is recognized in other comprehensive income, provided the Company does not intend to sell the underlying debt security and it is “more likely than not” that the Company will not have to sell the debt security prior to recovery.
2009 Annual Report     57

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 85% of the total available-for-sale portfolio as of December 31, 2009 and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company’s assessment was concentrated mainly on private-label collateralized mortgage obligations of approximately $20.4 million for which the Company evaluates credit losses on a quarterly basis. Gross unrealized gain and loss positions related to these private-label collateralized mortgage obligations amounted to $687,000 and $984,000 million, respectively. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:
•	The length of time and the extent to which the fair value has been less than the amortized cost basis;
•	Changes in the near term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default and significant changes in prepayment assumptions;

•	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities; and

•
Any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the overall financial condition of the issuer, credit ratings, recent legislation and government actions affecting the issuer’s industry and actions taken by the issuer to deal with the present economic climate.

As of December 31, 2009, there were two available-for-sale debt securities with an unrealized loss that had suffered OTTI which resulted in an $88,000 non-cash charge against noninterest income.
Refer to Note 5 in the consolidated financial statements.
Income Taxes
The Company estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which the Company conducts business. On a quarterly basis, management assesses the reasonableness of its effective tax rate based upon its current estimate of the amount and components of net income, tax credits and the applicable statutory tax rates expected for the full year. The estimated income tax expense is recorded in the Consolidated Statements of Income.
Deferred income tax assets and liabilities are determined using the balance sheet method and are reported in accrued taxes, interest, and expenses in the Consolidated Balance Sheets. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and recognizes enacted changes in tax rates and laws. Deferred tax assets are recognized to the extent they exist and are subject to a valuation allowance based on management’s judgment that realization is more-likely-than-not.
Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in accrued taxes, interest, and expenses in the Consolidated Balance Sheets. The Company evaluates and assesses the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent, and other information, and maintains tax accruals consistent with its evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities, and changes to statutory, judicial, and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period’s income tax expense and can be significant to the operating results of the Company.
Middlefield Banc Corp.     58

Changes in Financial Condition
General. The Company’s total assets increased $90.8 million or 19.4% to $558.7 million at December 31, 2009 from $467.8 million at December 31, 2008. This increase was composed of a net increase in investment securities of $32.4 million, net loans receivable of $30.6 million and cash and cash equivalents of $23.7 million.
The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $89.2 million or 20.6% to a total balance of $522.0 million at December 31, 2009 from $432.8 million at December 31, 2008. The Company also experienced an increase in total stockholders’ equity of $1.6 million to a new balance of $36.7 million as of December 31, 2009 from $35.1 million at December 31, 2008.
The increase in total liabilities was primarily due to deposit growth for the year. Total deposits increased $92.3 million or 23.4% to $487.1 million at December 31, 2009 from $394.8 million as of December 31, 2008. The net increase in total stockholders’ equity can be attributed to an increase in common stock, accumulated other comprehensive income, and net income.
Cash on hand, Interest-earning deposits and Federal funds sold. Cash and due from banks, interest-earning deposits, and Federal funds sold represent cash equivalents which increased a combined $23.7 million or 135.8% to $41.2 million at December 31, 2009 from $17.5 million at December 31, 2008. Deposits from customers into savings and checking accounts, loan and security repayments, and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases, and repayments of borrowed funds. The net increase in 2009 can be attributed principally to an increase in Federal funds sold balances.
Securities. Management’s goal in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity. The balance of total securities increased $32.4 million, or 31.1%, as compared to 2008, with the ratio of securities to total assets also increasing to 24.5% at December 31, 2009, compared to 22.3% at December 31, 2008. This trend of higher security investments was driven by an increase in U.S. government agency securities of $13.8 million, or 307.0%, as compared to year-end 2008. The growth in this segment of investments was the result of attractive yield opportunities and a desire to increase diversification within the Company’s securities portfolio. This growth was supported by an increase in mortgage-backed securities and obligations of state and political subdivisions securities of $6.2 million and $9.7 million from year-end 2008.
The Company continues to benefit from the advantages of mortgage-backed securities, which totaled $60.7 million or 44.4% of the Company’s total investment portfolio at December 31, 2009. The primary advantage of mortgage-backed securities has been the increased cash flows due to the more rapid (monthly) repayment of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date. The weighted average federal tax equivalent (FTE) yield on securities at year-end 2009 was 6.03%, as compared to 5.48% at year-end 2008 and 5.28% at year-end 2007. While the Company’s focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.
The majority of all of the Company’s securities are valued based on prices compiled by third party vendors using observable market data. However, certain securities are less actively traded and do not always have quoted market prices. The determination of their fair value, therefore, requires judgment, as this determination may require benchmarking to similar instruments or analyzing default and recovery rates. Examples include certain collateralized mortgage and debt obligations and high-yield debt securities.
Loans receivable. The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent, construction and consumer loans. Net loans receivable increased $30.6 million or 9.6% to $348.7 million at December 31, 2009 from $318.0 million at December 31, 2008. Included in this growth were increases in residential and commercial real estate loans of $5.7, and $35.9 million, respectively.
2009 Annual Report     59

The product mix in the loan portfolio includes commercial loans comprising 16.1%, construction loans 2.2%, residential real estate loans 58.0%, commercial real estate loans 22.3% and consumer loans 1.4% at December 31, 2009 compared with 20.7%, 2.5%, 62.0%, 13.3% and 1.5%, respectively, at December 31, 2008.
Loans contributed 77.8% of total interest income in 2009 and 82.3% in 2008. The loan portfolio yield of 6.04% in 2009 was 19 basis points greater than the average yield for total interest earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Company generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.
The Company will continue to monitor the relatively mild pace of its loan portfolio growth during 2010. The Company’s lending markets remain challenging and have impacted loan growth due to increased payoffs and a flat to declining level of loan originations during 2009. The Company anticipates total loan growth to be marginal, with volume to continue at a flat to moderate pace throughout 2010. The Company remains committed to sound underwriting practices without sacrificing asset quality and avoiding exposure to unnecessary risk that could weaken the credit quality of the portfolio.
FHLB stock. FHLB stock increased $14,000 or .8% to $1.9 million at December 31, 2009 primarily as a result of increased asset size of both affiliates that is used to calculate the minimum stock requirement.
Goodwill. Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed annually for impairment and any such impairment is recognized in the period identified by a charge to earnings. In assessing goodwill for impairment, management estimates the fair value of the Company’s banking subsidiary to which the goodwill relates. To arrive at fair value estimates, management considers prices received upon sale of other banking institutions of similar size and with similar operating results. Purchase prices as a multiple of earnings, book value, tangible book value, and deposits are considered and applied to the Company’s banking subsidiary. The process of evaluating goodwill for impairment requires management to make significant estimates and judgments. The use of different estimates, judgments or approaches to estimate fair value could result in a different conclusion regarding impairment of goodwill. Based on the analysis, management has determined that there is no goodwill impairment.
The Company routinely utilizes the services of an independent third party that is regarded in the banking industry as an expert in valuing core deposits and monitoring the ongoing value of core deposit intangibles and goodwill on an annual basis. Goodwill balances were unchanged in 2009.
Bank-owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $266,000 to $7.7 million as of December 31, 2009 from $7.4 million at the end of 2008 as a result of the earnings of the underlying insurance policies.
Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions, and competition from other banks. The Company considers various sources when evaluating funding needs including, but not limited to, deposits, which represented 93.7% of the Company’s total funding sources at December 31, 2009. The deposit base consists of demand deposits, savings, money market accounts, and time deposits. Total deposits increased $92.3 million or 23.4% to $487.1 million at December 31, 2009 from $394.8 million at December 31, 2008.
Middlefield Banc Corp.     60

Time deposits, particularly certificates of deposit (“CD’s”), remain the most significant source of funding for the Company’s earning assets, making up 49.4% of total deposits. During 2009, time deposits increased $11.5 million, or 5.0%, from year-end 2008. This increase was primarily due to customers’ fleeing to safety from the volatility of the stock market. As market rates have declined over the past year, the Company has seen the cost of its retail CD balances re-price downward to reflect current deposit rates.
Complementing the increase in time deposits was the increase in the Company’s savings balances, which were up $38.4 million, or 55.7%, to finish at $107.4 million at year-end 2009 as compared to $69.0 million at year-end 2008. Also adding to the Company’s deposit growth for the year was the increase in money market accounts which were up $28.6 million, or 102.7%, from year-end 2008. The Company will continue to experience increased competition for deposits in its market areas, which should challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly utilize both retail and wholesale funds to support earning assets and minimize interest costs.
Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, lines of credit from other banks, and repurchase agreement borrowings. Borrowed funds decreased $3.1 million or 8.7% to $32.7 million at December 31, 2009 from $35.8 million at December 31, 2008. FHLB advances declined $8.0 million with short-term borrowings increasing $4.9 million.
Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well capitalized guidelines. Shareholders’ equity totaled $36.7 million at December 31, 2009, compared to $35.1 million at December 31, 2008, which represents growth of 4.7%. Contributing most to this increase was year-to-date net income of $1.8 million. Offsetting the growth in capital were cash dividends paid of $1.6 million, or $1.04 per share, year-to-date. Cash dividends paid for 2009 represents a 0.9% increase as compared to 2008.
The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2009, shareholders invested more than $554,000 through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 28,731 new shares.
Average balance sheet and yield/rate analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread, and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.
2009 Annual Report     61

	For The Year Ended December 31,
	2009			2008			2007
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)			(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable	$335,714	$20,271	6.04%	$317,226	$21,426	6.75%	$288,022	$21,063	7.31%
Investments securities (3)	110,142	5,676	6.03%	96,277	4,349	5.48%	74,820	3,040	5.28%
Interest-bearing deposits with other banks	16,078	104	0.64%	7,701	263	3.41%	13,829	770	5.57%

Total interest-earning assets	461,934	26,051	5.85%	421,204	26,038	6.40%	376,671	24,873	6.85%

Noninterest-earning assets	33,777			29,658			21,307

Total assets	495,711			450,862			397,979

Interest-bearing liabilities:
Interest-bearing demand deposits	$32,609	318	0.98%	$24,178	297	1.23%	$15,541	359	2.31%
Money market deposits	37,200	760	2.04%	25,042	783	3.13%	25,057	1,026	4.09%
Savings deposits	87,295	1,371	1.57%	70,868	1,363	1.92%	68,882	1,695	2.46%
Certificates of deposit	225,821	7,847	3.47%	216,732	9,912	4.57%	172,552	8,581	4.97%
Borrowings	32,071	1,486	4.63%	36,229	1,702	4.70%	36,639	1,870	5.10%

Total interest-bearing liabilities	414,996	11,783	2.84%	373,049	14,058	3.77%	318,671	13,531	4.25%

Noninterest-bearing liabilities
Other liabilities	44,358			44,762			45,769
Stockholders’ equity	36,357			33,051			33,539

Total liabilities and stockholders’ equity	$495,711			$450,862			$397,979

Net interest income		$14,268			$11,980			$11,342

Interest rate spread (1)			3.01%			2.63%			2.60%
Net yield on interest-earning assets (2)			3.30%			3.06%			3.25%
Ratio of average interest-earning assets to average interest-bearing liabilities			111.31%			112.91%			118.20%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(3)	Tax equivalent adjustments to interest income for tax-exempt securities were $969, $932, and $931 for 2009, 2008, and 2007 respectively.
Middlefield Banc Corp.     62

	2009 versus 2008			2008 versus 2007
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable	$1,249	$(2,404)	$1,155	$2,136	$(1,773)	$363
Investments securities	760	567	1,327	1,133	176	1,309
Interest-bearing deposits with other banks	286	(445)	(159)	(341)	(166)	(507)

Total interest-earning assets	2,294	(2,281)	13	2,928	(1,763)	1,165

Interest-bearing liabilities:
Interest-bearing demand deposits	104	(83)	21	200	(262)	(62)
Money market deposits	381	(403)	(23)	(1)	(242)	(243)
Savings deposits	315	(307)	8	49	(381)	(332)
Certificates of deposit	415	(2,481)	(2,065)	2,197	(866)	1,331
Borrowings	(195)	(20)	(216)	(21)	(147)	(168)

Total interest-bearing liabilities	1,020	(3,294)	(2,275)	2,424	(1,898)	527

Net interest income	$1,274	$1,013	$2,288	$504	$134	$638

Changes in Results of Operations
2009 Results Compared to 2008 Results
General. The Company posted net income of $1.8 million, compared to $2.6 million for the year-ended December 31, 2008. On a per share basis, 2009 earnings were $1.15 per diluted share, representing a decrease from the $1.69 per diluted share for the year-ended December 31, 2008. The return on average equity for the year-ended December 31, 2009 was 4.90% and its return on average assets was 0.36%. The $834,000 or 31.9% decline in net income between 2009 and 2008 can primarily be attributed to an increase in total noninterest expense of $2.1 million and provision for loan losses of $2.0 million. This decrease was partially offset by a reduction of interest expense of $2.3 million and an increase of $442,000 in noninterest income.
Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and interest bearing liabilities. Net interest income increased by $2.3 million in 2009 to $14.3 million compared to $12.0 million for 2008. This increase is the net result of a $13,000 rise in interest income which was supported by a major decline in interest expense of $2.3 million. Interest-earning assets averaged $461.9 million during 2009 representing a $40.7 million or 9.7% increase since year-end 2008. The Company’s average interest-bearing liabilities increased 11.2% from $373.1 million in 2008 to $415.0 million in 2009.
The Company finances its earning assets with a combination of interest-bearing and interest-free funds. The interest-bearing funds are composed of deposits, short-term borrowings, and long-term debt. Interest paid for the use of these funds is the second factor in the net interest income equation. Interest-free funds, such as demand deposits and stockholders’ equity, require no interest expense and, therefore, contribute significantly to net interest income.
The profit margin, or spread, on invested funds is a key performance measure. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2009 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.30%, compared to 3.06% in 2008.
2009 Annual Report     63

Interest income. Interest income increased $13,000 to $26.1 million for 2009 which was attributed to a $1.2 million decline in interest and fees on loans which was offset by an increase in interest on investment securities. The change in interest income on securities was primarily attributable to an increase in the average balance of investment securities of $13.9 million or 14.4% to $110.1 million for the year-ended December 31, 2009 as compared to $96.3 million for the year-ended December 31, 2008. In addition to growth, there was also an increase in the investment security yield to 6.03% for 2009, compared to 5.48% for 2008.
Interest and fees on loans declined $1.1 million to $20.3 million for 2009, compared to $21.4 million for 2008. This decrease was primarily attributable to the growth of the average balance of loans of $18.5 million to $335.7 million for the year-ended December 31, 2009 as compared to $317.2 million for the year-ended December 31, 2008 which was offset by a decline in the loan yield to 6.04% for 2009, compared to 6.75% for 2008. This decline was due to the fact that a large percentage of the loan portfolio uses the prime rate as its index. The prime rate averaged 3.25% in 2009 as compared to 5.09% in 2008.
Interest expense. Interest expense decreased $2.3 million or 16.2% to $11.8 for 2009, compared with $14.1 million for 2008. This change in interest expense can be attributed to an increase in the average balance of interest-bearing liabilities which was more than offset by a 93 basis point decline in the rate paid on these liabilities. For the year-ended December 31, 2009, the average balance of interest-bearing liabilities grew by $42.0 million to $415.0 million as compared to $373.1 million for the year-ended December 31, 2008. Interest incurred on deposits declined by $2.1 million for the year from $12.4 million in 2008 to $10.3 million for year-end 2009. The change in deposit expense was due to both an increase in the average balance of $46.1 million in 2009 which was more than offset by a 98 basis point decline during the year. Interest incurred on FHLB advances, repurchase agreements, junior subordinated debt, and other borrowings declined $216,000 or 12.7% to $1.5 million for 2009, compared to $1.7 million for 2008. The decline was also attributable to a 7 basis point decrease in the rate paid on these borrowings during the year.
Loan loss provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses at December 31, 2009 was $2,578,000 compared to $608,000 in 2008. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations.
Our asset quality numbers reflect the continued environment of sustained economic weakness, including continued high unemployment, increased levels of under-employment, and lower real estate values. In our northeastern Ohio markets, credit issues are tied to owner occupied residential properties. In contrast, our central Ohio market is reporting delinquencies tied to non-owner occupied residential properties. We believe that it is prudent, in light of the increased amount of non-performing loans, to operate with higher levels of general loan loss reserves. During 2010, we will continue to provide a higher than historic level of provision to address credit quality issues.
The increased loan loss provision, which has significantly outpaced loan charge-offs, has substantially strengthened the allowance for loan losses. The ratio of the allowance for loan losses to total loans increased to 1.40% of total loans at December 31, 2009 compared to the 1.28% reported at September 30, 2009 and 1.11% at December 31, 2008. During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. During November 2009, EMORECO purchased $4.6 million of non-performing assets from EB.
Middlefield Banc Corp.     64

Noninterest income. Noninterest income increased $442,000 or 19.8% to $2.7 million for 2009 compared to $2.2 million for 2008. Earnings on bank-owned life insurance were lower, reflective of the current interest rate environment. During 2008, the Company recognized a charge for other-than-temporary impairment on securities of $376,000. A similar charge, in the amount of $88,000, was recognized in 2009. Management has concluded that it is probable that there has been an adverse change in estimated cash flows for those securities, which management deemed to be other-than-temporarily impaired in accordance with generally accepted accounting principles.
Noninterest expense. Operating expenses increased $2.0 million, or 19.4% to $12.6 million for 2009 compared to $10.6 million for 2008. Expense increases in salaries and employee benefits of $1.0 million, occupancy expense of $43,000, and data processing costs of $114,000 during 2009 are all directly related to the growth of the Company. MBC opened its Cortland office in June 2008, while EB acquired an office in Westerville in November 2008. Both of these actions, while expanding the Company’s footprint, contributed to the higher expense levels. The premium for FDIC insurance increased 276.5% in 2009 to $707,000 compared to $188,000 for 2008.
Provision for income taxes. The provision for income taxes declined $460,000 or 118.8% to a benefit of ($73,000) for 2009, compared to $387,000 for 2008. This decrease was primarily the result of a decline in income before taxes of $1.3 million or 43.1% to $1.7 million for 2009, compared to $3.0 million for 2008. The Company’s effective federal income tax rate in 2009 was (4.25%) compared to 12.9% in 2008.
2008 Results Compared to 2007 Results
General. The Company posted net income of $2.6 million, compared to $3.4 million for the year-ended December 31, 2007. On a per share basis, 2008 earnings were $1.69 per diluted share, representing a decrease from the $2.14 per diluted share for the year-ended December 31, 2007. The return on average equity for the year-ended December 31, 2008 was 7.91% and its return on average assets was 0.58%. The $760,000 or 22.5% decline in net income between 2008 and 2007 can primarily be attributed to an increase in total noninterest expense of $1.2 million.
Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and liabilities. Net interest income increased by $638,000 in 2008 to $12.03 million compared to $11.3 million for 2007. This increase is the net result of a $1.2 million rise in interest income which was partially offset by a rise in interest expense of $527,000. Interest-earning assets averaged $421.2 million during 2008 representing a $44.5 million or 11.8% increase since year-end 2007. The Company’s average interest-bearing liabilities increased 54.4% from $318.6 million in 2007 to $373.1 million in 2008.
The Company finances its earning assets with a combination of interest-bearing and interest-free funds. The interest-bearing funds are composed of deposits, short-term borrowings, and long-term debt. Interest paid for the use of these funds is the second factor in the net interest income equation. Interest-free funds, such as demand deposits and stockholders’ equity, require no interest expense and, therefore, contribute significantly to net interest income.
The profit margin, or spread, on invested funds is a key performance measure. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2008 the net interest margin, measured on a fully taxable equivalent basis, decreased to 3.06% compared to 3.25% in 2007.
2009 Annual Report     65

Interest income. Interest income increased $1.2 million or 4.7% to $26.0 million for 2008, compared to $24.9 million for 2007. The increase in interest income can be attributed to the growth of interest earned investment securities of $1.3 million or 43.1%. This change was primarily attributable to an increase in the average balance of investment securities of $21.5 million or 28.7% to $96.3 million for the year-ended December 31, 2008 as compared to $74.8 million for the year-ended December 31, 2007. In addition to growth, there was also an increase in the investment security yield to 5.48% for 2008, compared to 5.28% for 2007.
Interest earned on loans increased $363,000 to $21.4 million for 2008, compared to $21.1 million for 2007. This increase was primarily attributable to the growth of the average balance of loans of $29.2 million to $317.2 million for the year-ended December 31, 2008 as compared to $288.0 million for the year-ended December 31, 2007. In addition to growth there was also a decline in the loan yield to 6.75% for 2008, compared to 7.31% for 2007. This decline was due to the fact that a large percentage of the loan portfolio uses the prime rate as its index. The prime rate declined by 400 basis points from 7.25% to 3.25% in 2008.
Interest expense. Interest expense increased by $527,000 or 3.9% to $14.1 for 2008, compared with $13.5 million for 2007. This change in interest expense can be attributed to an increase in the average balance of interest-bearing liabilities which was partially offset by a 48 basis point decline in the rate paid on these liabilities. For the year-ended December 31, 2008, the average balance of interest-bearing liabilities grew by $54.4 million to $373.1 million as compared to $318.7 million for the year-ended December 31, 2007. Interest incurred on deposits grew by $719,000 for the year from $11.6 million in 2007 to $12.4 million for year-end 2008. The change in deposit expense was due to both an increase in the average balance of $54.8 million in 2008 which was partially offset by a 43 basis point decline during the year. Interest incurred on FHLB advances, repurchase agreements, junior subordinated debt, and other borrowings declined $192,000 or 10.1% to $1.7 million for 2008, compared to $1.9 million for 2007. The decline was primarily attributable to a 40 basis point decrease in the rate paid on these borrowings during the year.
Loan loss provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses was $608,000 in 2008 as compared to $429,000 in 2007. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations. This level of provision during 2008 is reflective of the changing economic conditions adversely impacting the market areas served by the Company’s affiliate banks, which have caused charge offs and non-performing loans to increase. Net charge offs for 2008 was $351,000, which was below the $423,000 of net charged offs during 2007. The allowance for loan losses at December 31, 2008 stood at $3,557,000 or 1.11% of total loans.
Noninterest income. Noninterest income, exclusive of other than temporary charges of $376,000, decreased $29,000 for the twelve-month period ending December 31, 2008 over the equal reporting period of 2007. The decreases were primarily the result of a decline in deposit service charges, which corresponds to a reduction in overdraft fees and statement service charges at MBC. These reductions were driven, in part, by a wider acceptance of the free checking account product in that market. The other-than-temporary impairment charge relates to two mortgage backed securities held by one of the Company’s subsidiary banks. Management has concluded that it is probable that there has been an adverse change in estimated cash flows for those securities, which management deemed to be other-than-temporarily impaired in accordance with generally accepted accounting principles.
Middlefield Banc Corp.     66

Noninterest expense. Total noninterest expense for the full year of 2008 was 13.1% higher than the level of 2007. The factors that primarily led to the increase were costs associated with the operation of additional offices, increased staffing levels related to those offices, and associated higher levels of equipment depreciation. While The Middlefield Banking Company opened its office in Cortland, Ohio, in June of 2008, its Newbury, Ohio, office was completing its second year of operation in 2008. Emerald Bank expanded into Westerville, Ohio, with the purchase of a branch office in early November 2008. Deposit insurance premiums paid to the FDIC during the period ended December 31, 2008 increased $139,000 over the prior year, as that agency sought to maintain the legally prescribed coverage ratio. Audit and exam expense increased $101,000 during 2008 as the company continued its efforts to ensure compliance with the provisions of the Sarbanes-Oxley Act of 2002 and other regulatory mandates. Data processing costs for 2008 increased $104,000 over the prior year. This increased expense was driven by an increase in customer relationships and the expansion of product offerings.
Provision for income taxes. The provision for income taxes declined $409,000 or 51.4% to $387,000 for 2008, compared to $796,000 for 2007. This decrease was primarily the result of a decline in income before taxes of $1.2 million or 28.0% to $3.0 million for 2008, compared to $4.2 million for 2007. The Company’s federal rate in 2008 totaled 12.9% compared to 19.1% in 2007.
Asset and Liability Management
The primary objective of the Company’s asset and liability management function is to maximize the Company’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives, and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the re-pricing or maturity of interest-earning assets and the re-pricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while, at the same time, extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.
The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors and senior management. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies which were implemented by the Company over the past few years.
Interest Rate Sensitivity Simulation Analysis
The Company utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and mortgage-backed security prepayment, and deposit decay assumptions under various interest rate scenarios.
Earnings simulation modeling and assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Company’s historical experience and industry standards and are applied consistently across the different rate risk measures.
2009 Annual Report     67

The Company has established the following guidelines for assessing interest rate risk:
Net interest income simulation. Given a 200 basis point parallel gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one year period.
Portfolio equity simulation. Portfolio equity is the net present value of the Company’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 20% of stockholders’ equity.
The following table presents the simulated impact of a 200 basis point upward or downward shift of market interest rates on net interest income and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2009 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2009 levels for net interest income, and portfolio equity. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2009 for portfolio equity:

	Increase	Decrease
	+200 BP	-200 BP
Net interest income—increase (decrease)	0.25%	6.98%
Portfolio equity—increase (decrease)	(25.75)%	7.25%
Allowance for loan losses. The allowance for loan losses represents the amount management estimates is adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses, which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses, taking into account the overall risk characteristics of the various portfolio segments, the Company’s loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total allowance for loan losses is a combination of a specific allowance for identified problem loans, a general allowance for homogeneous loan pools, and an unallocated allowance.
In 2009, the combination of sustained weakness in commercial real estate values and a recessionary economy continued to have an adverse impact on the financial condition of commercial borrowers. These factors resulted in the Company downgrading loan quality ratings of several commercial loans during the year. The distressed commercial real estate market also caused certain existing impaired commercial real estate loans to become under-collateralized during the year, resulting in the loans being charged down to the estimated net realizable value of the underlying collateral.
At December 31, 2009, the Company’s allowance for loan losses showed an increase of $1.3 million for a balance of $4.9 million compared to $3.6 million from December 31, 2008. The allowance now represents 1.40% of the gross loan portfolio as compared to 1.11% for the previous period. The increase in the allowance for loan losses was necessitated by loan downgrades and an increase to specific reserves for impaired commercial real estate loans discussed above, coupled with the impact of charge-offs remaining at an elevated level. Net loan charge-offs totaled $1.2 million, or 0.36% of average loans in 2009, compared to $351,000, or 0.11%, for 2008. To maintain the adequacy of the allowance for loan losses, the Company recorded a yearly provision for loan loss of $2.6 million versus $608,000 for 2008.
Middlefield Banc Corp.     68

The specific allowance incorporates the results of measuring impaired loans. The formula allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management’s determination of the amounts necessary for concentrations and changes in mix and volume of the loan portfolio, and consideration of historical loss experience.
The non-specific allowance is determined based upon management’s evaluation of existing economic and business conditions affecting the key lending areas of the Company and other conditions, such as new loan products, credit quality trends, collateral values, unique industry conditions within portfolio segments that existed as of the balance sheet date, and the impact of those conditions on the collectibility of the loan portfolio. Management reviews these conditions quarterly. The non-specific allowance is subject to a higher degree of uncertainty because it considers risk factors that may not be reflected in the historical loss factors.
Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2009, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a Company’s loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.
The following table sets forth information concerning the Company’s allowance for loan losses at the dates and for the periods presented.

	For the Years Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Allowance balance at beginning of period	$3,557	$3,299	$2,849
Addition from acquisition	—	—	436
Loans charged off:
Commercial and industrial	(217)	(278)	(251)
Real estate — construction	—	—	—
Real estate — mortgage:
Residential	(768)	(2)	(26)
Commercial	(81)	—	—
Consumer installment	(221)	(135)	(151)

Total loans charged off	(1,287)	(415)	(428)

Recoveries of loans previously charged off:
Commercial and industrial	33	30	—
Real estate — construction	—	—	—
Real estate — mortgage:
Residential	—	2	—
Commercial	—	—	—
Consumer installment	56	33	13

Total recoveries	89	65	13

Net loans charged off	(1,198)	(350)	(415)

Provision for loan losses	2,578	608	429

Allowance balance at end of period	$4,937	$3,557	$3,299

Loans outstanding:
Average	$335,714	$317,226	$288,022
End of period	353,597	321,575	309,446

Ratio of allowance for loan losses to loans outstanding at end of period	1.40%	1.11%	1.07%
Net charge offs to average loans	(0.36)	(0.11)	(0.14)
2009 Annual Report     69

The following table illustrates the allocation of the Company’s allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2009		2008		2007
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
	(Dollars in thousands)		(Dollars in thousands)		(Dollars in thousands)
Type of Loans:
Commercial and industrial	$864	16.1%	$961	20.7%	$1,060	21.7%
Real estate — construction	—	2.2	—	2.5	99	2.2
Real estate — mortgage:
Residential	2,816	58.0	2,048	62.0	1,527	62.5
Commercial	1,198	22.3	521	13.3	512	11.9
Consumer installment	59	1.4	27	1.5	101	1.7
Unallocated	—	—	—	—	—	—

Total	$4,937	100%	$3,557	100%	$3,299	100%

Non-performing assets. Non-performing assets included non-accrual loans, renegotiated loans, loans 90 days or more past due, other real estate, and repossessed assets. A loan is classified as non-accrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. At the time the accrual of interest is discontinued, future income is recognized only when cash is received. Non-performing loans amounted to $16.3 million or 4.6% and $8.5 million or 2.6% of total loans at December 31, 2009 and December 31, 2008, respectively. The increase in non-performing assets has occurred primarily in commercial and one-to-four family real estate loans and other real estate owned. Non-performing loans secured by real estate totaled $12.9 million as of December 31, 2009, up $7.0 million from $5.9 million at December 31, 2008. The depressed state of the economy and rising levels of unemployment have contributed to this trend, as well as the decline in the housing market across our geographic footprint that reflected declining home prices and increasing inventories of houses for sale. Real estate owned is written down to fair value at its initial recording and continually monitored.
A major factor in determining the appropriateness of the allowance for loan losses is the type of collateral which secures the loans. Of the total non-performing loans at December 31, 2009, 79.0% were secured by real estate. Although this does not insure against all losses, the real estate provides substantial recovery, even in a distressed-sale and declining-value environment. In response to the poor economic conditions which have eroded the performance of the Company’s loan portfolio, additional resources have been allocated to the loan workout process. The Company’s objective is to work with the borrower to minimize the burden of the debt service and to minimize the future loss exposure to the Company.
Middlefield Banc Corp.     70

The following table summarizes nonperforming assets by category.

	At December 31,
	2009	2008	2007
	(Dollars in thousands)
Loans accounted for on a non-accrual basis:

Commercial and industrial	$2,960	$1,530	$1,231
Real estate — construction	248	469	643
Real estate — mortgage:
Residential	10,134	3,902	1,825
Commercial	1,175	351	33
Consumer installment	2	2	12

Total non-accrual loans	14,519	6,254	3,744

Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	9	558	574
Real estate — construction	205	—	—
Real estate — mortgage:
Residential	441	1,659	1,333
Commercial	1,112	—	—
Consumer installment	—	9	11

Total accruing loans which are contractually past due 90 days or more	1,766	2,226	1,918

Total non-performing loans	$16,285	$8,480	$5,662
Real estate owned	2,164	1,106	—

Total non-performing assets	$18,450	$9,586	$5,662

Total non-performing loans to total loans	4.61%	2.64%	1.83%

Total non-performing loans to total assets	2.92%	1.81%	1.30%

Total non-performing assets to total assets	3.30%	2.05%	1.30%

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
Unless otherwise required by the loan terms, cash receipts on impaired loans are applied first to accrued interest receivable except when an impaired loan is also a non-accrual loan, in which case the portion of the payment related to interest is recognized as income.
2009 Annual Report     71

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
The Company’s liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e. Federal funds sold) and investment securities classified as available for sale. The level of these assets is dependent on the Company’s operating, investing, and financing activities during any given period. At December 31, 2009 cash and cash equivalents totaled $41.2 million or 7.4% of total assets while investment securities classified as available for sale totaled $136.7 million or 24.5% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.
Operating activities provided net cash of $1.1 million, $3.2 million, and $4.3 million for 2009, 2008, and 2007, respectively, generated principally from net income of $1.8 million, $2.6 million, and $3.4 million in each of these respective periods.
Investing activities consist primarily of loan originations and repayments and investment purchases and maturities. These cash usages primarily consisted of loan increases of $34.5 million, as well as investment purchases of $52.2 million. Partially offsetting the usage of investment activities is $20.7 million of proceeds from investment security maturities and repayments. For the same period ended 2008, investing activities used $34.1 million in funds, principally for the net origination of loans and the purchase of investment securities of $13.4 million and $39.1 million, respectively. During the same period ended 2007, cash usages primarily consisted of loan originations of $21.0 million as well as investment purchases of $32.9 million.
Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2009, net cash provided by financing activities totaled $88.1 million, principally derived from an increase in deposit accounts. During 2008, net cash provided by financing activities totaled $30.6 million, principally derived from an increase in deposit accounts. During the same period ended 2007, net cash provided by financing activities was $47.7 million, principally derived from an increase in deposit accounts.
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
Middlefield Banc Corp.     72

Capital Resources. The Company’s primary source of capital has been retained earnings. Historically, the Company has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to not only ensure compliance with regulations, but also to ensure capital adequacy for future expansion.
The Company and its subsidiaries are subject to federal regulations imposing minimum capital requirements. Management monitors both the Company’s and banks’ Total risk-based, Tier I risk-based and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At December 31, 2009, both the Company and its subsidiaries exceeded the minimum risk-based and leverage capital ratio requirements. The Company’s Total risk-based, Tier I risk-based and Tier I leverage ratios were 12.34%, 11.08%, and 7.99% at December 31, 2009. MBC’s Total risk-based, Tier I risk-based and Tier I leverage ratios were 11.47%, 10.41% and 7.45% and EB’s were 14.91%, 13.63%, and 10.29%, respectively, at December 31, 2009.
Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
The Company had approximately 1,057 stockholders of record as of January 27, 2010. There is no established market for the Company’s common stock. The stock is traded very infrequently. Bid prices are quoted from time to time in the “pink sheets” under the symbol “MBCN.” The “pink sheets” is a quotation service for over-the-counter securities that is maintained by Pink OTC Markets Inc., a privately owned company. The following table shows the high and low bid prices of and cash dividends paid on the Company’s common stock in 2009 and 2008, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash
	High	Low	Dividends
	Bid	Bid	per share
2009
First Quarter	$22.50	$20.00	$0.260
Second Quarter	$23.00	$19.50	$0.260
Third Quarter	$19.50	$15.25	$0.260
Fourth Quarter	$24.00	$14.99	$0.260

2008
First Quarter	$37.25	$36.00	$0.250
Second Quarter	$37.00	$30.00	$0.260
Third Quarter	$29.25	$21.00	$0.260
Fourth Quarter	$28.00	$20.00	$0.260
2009 Annual Report     73

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
Sweney Cartwright & Co.
17 South High Street
Columbus, Ohio 43215
614.228.5391 • 800.334.7481
Stifel, Nicolaus & Co., Inc.
18 Columbia Turnpike
Florham, NJ 07932
800.342.2325
Howe Barnes Hoefer & Arnett, Inc.
222 South Riverside Plaza
Chicago, Illinois 60606
312.655.3000
Notice of Annual Meeting
The Annual Meeting of Shareholders of Middlefield Banc Corp. will be held at 1:00 p.m. on Wednesday, May 12, 2010, at:
Sun Valley Banquet and Party Center
10000 Edwards Lane
Aurora, Ohio 44202
Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
877.366.6443
Independent Auditors
S.R. Snodgrass, A. C.
2100 Corporate Drive, Suite 400
Wexford, Pennsylvania 15090-7647
724.934.0344
Internet Information
Information on the company and its subsidiary banks is available on the Internet at www.middlefieldbank.com and www.emeraldbank.com.
Dividend Payment Dates
Subject to action by the Board of Directors, Middlefield Banc Corp. will pay dividends in March, June, September, and December.

Middlefield Banc Corp.     74

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
Market for Middlefield’s Common Equity & Related Stockholder Matters
Middlefield had approximately 1,057 stockholders of record as of February 9, 2010. There is no established market for Middlefield common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau’s “pink sheets” under the symbol “MBCN.” The following table shows the high and low bid prices of and cash dividends paid on Middlefield common stock in 2009 and 2008, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash
	High	Low	Dividends
	Bid	Bid	per share
2009
First Quarter	$22.50	$20.00	$0.260
Second Quarter	$23.00	$19.50	$0.260
Third Quarter	$19.50	$15.25	$0.260
Fourth Quarter	$24.00	$14.99	$0.260

2008
First Quarter	$37.25	$36.00	$0.250
Second Quarter	$37.00	$30.00	$0.260
Third Quarter	$29.25	$21.00	$0.260
Fourth Quarter	$28.00	$20.00	$0.260
2009 Annual Report     75

Main Office 15985 East High Street 440.632.1666	Mantua Branch 10519 Main Street 330.274.0881	Newbury Branch 11110 Kinsman Road 440.564.7000

West Branch 15545 West High Street 440.632.1666	Chardon Branch 348 Center Street 440.286.1222	Cortland Branch 3450 Niles-Cortland Road 330.637.3208

Garrettsville Branch 8058 State Street 330.527.2121	Orwell Branch 30 South Maple Street 440.437.7200

Dublin Branch 6215 Perimeter Drive 614.793.4631	Westerville Branch 17 North State Street 614.890.7832

Middlefield Banc Corp.
www.middlefieldbank.com

15985 East High Street
Middlefield, Ohio
888.801.1666

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course by management or employees in the normal course of performing their assigned functions.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.
This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

By:	/s/ Thomas G. Caldwell
Thomas G. Caldwell
President and Chief Executive Officer
(Principal Executive Officer)
Date: March 18, 2010

By:	/s/ Donald L. Stacy
Donald L. Stacy
Treasurer
(Principal Financial & Accounting Officer)
Date: March 18, 2010