Form 10-K, Exhibit 13
period 2010-12-31
MIDDLEFIELD BANC CORP
filed 2011-03-22
CIK 836147

Exhibit 13
Full page graphic with searchable text ANNUAL REPORT MIDDLE FIELD BANC CORP.

Full page graphic with searchable text

Statistical Summary	2

Decade of Progress	4

Shareholder Information	8

Letter to Our Shareholders	10

Letter from the Chairman	12

Middlefield Banc Corp. Board of Directors	13

Financials	16

Emerald Bank Directors & Officers	74

Emerald Bank Staff & Branch Locations	75

The Middlefield Banking Company Staff	76

The Middlefield Banking Company Officers	77

The Middlefield Banking Company Branch Locations	78

Statistical Summary

$3,884
$3,375
$2,615
$1,781
$2,517
'06
'07
'08
'09
'10

Net Income (in thousands)

$340,852
$434,273
$467,874
$558,658
$632,197
'06
'07
'08
'09
'10

Total Assets (in thousands)

$30,464
$34,961
$35,059
$36,707
$38,022
'06
'07
'08
'09
'10

Equity Capital (in thousands)

$246,342
$306,147
$318,019
$348,660
$366,277
'06
'07
'08
'09
'10

Net Loans Outstanding (in thousands)

$2.60
$2.17
$1.72
$1.15
$1.60
'06
'07
'08
'09
'10

Basic Earnings Per Share

$0.87
$0.94
$1.03
$1.04
$1.04
'06
'07
'08
'09
'10

Dividends Per Share

Net Income (in thousands) Total Assets (in thousands) Equity Capital (in thousands) Net Loans Outstanding (in thousands) Basic Earnings Per Share Dividends Per Share
Middlefield Banc Corp.     2

$ 20.30
$ 22.61
$ 22.83
$ 23.46
$ 23.90
'06
'07
'08
'09
'10

Book Value Per Share

1.22%
0.85%
0.58%
0.36%
0.41%
'06
'07
'08
'09
'10

Return on Average Assets

13.59%
10.06%
7.91%
4.90%
6.44%
'06
'07
'08
'09
'10

Return on Average Equity

Book Value Per Share Return on Average Assets Return on Average Equity
2010 Annual Report     3

(Dollar amounts in thousands)	2001	2002	2003

Interest Income	$13,707	$14,120	$14,647
Interest Expense	6,748	6,148	5,725

Net Interest Income	6,959	7,972	8,922
Provision for Loan Loss	170	300	315

Net Interest Income After Provision for Loan Losses	6,789	7,672	8,607
Noninterest Income, Including Security Gains/Losses	1,194	1,143	1,428
Noninterest Expense	4,741	5,206	6,105

Income Before Income Taxes	3,242	3,609	3,930
Income Taxes	971	1,108	1,131

Net Income	$2,271	$2,501	$2,799

Total Assets	$197,858	$226,245	$262,369
Deposits	167,383	187,384	219,840
Equity Capital	19,787	21,746	23,504
Loans Outstanding, Net	150,766	172,643	190,359
Allowance For Loan Losses	2,062	2,300	2,521
Net Charge Offs (Recoveries)	145	62	94
Full Time Employees (Average Equivalents)	64	66	72
Number of Offices	5	5	6

Earnings Per Share	$1.54	$1.68	$1.89
Dividends Per Share	0.52	0.58	0.65
Book Value Per Share	13.93	15.35	16.49
Dividends Pay-out Ratio	34.00%	34.30%	34.37%

Cash Dividends Paid	$772	$858	$962
Return on Average Assets	1.22%	1.17%	1.13%
Return on Average Equity	11.89%	12.08%	12.39%
Middlefield Banc Corp.     4

2004	2005	2006	2007	2008	2009	2010

$15,733	$17,379	$19,494	$24,873	$26,038	$26,051	$29,094
5,769	6,655	8,567	13,531	14,058	11,783	10,945

9,964	10,724	10,927	11,342	11,980	14,268	18,149
174	302	60	430	608	2,578	3,580

9,790	10,422	10,867	10,912	11,372	11,690	14,569
1,779	2,119	2,427	2,632	2,226	2,668	2,623
6,966	7,425	7,938	9,373	10,596	12,650	14,763

4,603	5,116	5,356	4,171	3,002	1,708	2,429
1,330	1,415	1,472	796	387	(73)	(88)

$3,273	$3,701	$3,884	$3,375	$2,615	$1,781	$2,517

$291,214	$311,214	$340,604	$434,273	$467,847	$558,658	$632,197
239,885	249,450	271,050	362,918	394,819	487,106	565,251
24,822	27,289	30,464	34,962	35,059	36,707	38,022
213,030	231,214	246,342	306,147	318,019	348,660	366,277
2,623	2,841	2,849	3,299	3,557	4,937	6,221
72	84	52	423	351	1,198	2,296
73	75	80	91	101	106	108
6	6	8	9	10	10	10

$2.18	$2.50	$2.60	$2.17	$1.72	$1.15	$1.60
0.72	0.80	0.87	0.94	1.03	1.04	1.04
17.67	19.25	20.30	22.56	22.83	23.46	23.90
32.72%	31.69%	33.43%	43.07%	60.25%	90.28%	65.04%

$1,071	$1,173	$1,299	$1,454	$1,575	$1,608	$1,637
1.17%	1.23%	1.22%	0.85%	0.58%	0.36%	0.41%
13.36%	14.43%	13.59%	10.06%	7.91%	4.90%	6.44%
NOTES: (1) The above per share amounts have been restated to 5% stock dividends paid in 2002, 2003, 2004, 2005, 2006 and 2007.
2010 Annual Report     5

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
Sweney Cartwright & Co.
17 South High Street
Columbus, Ohio 43215
614.228.5391 • 800.334.7481
Stifel, Nicolaus & Co., Inc.
18 Columbia Turnpike
Florham, NJ 07932
800.342.2325
Howe Barnes Hoefer & Arnett, Inc.
222 South Riverside Plaza
Chicago, Illinois 60606
312.655.3000
Notice of Annual Meeting
The Annual Meeting of Shareholders of Middlefield Banc Corp. will be held at 1:00 p.m. on Wednesday, May 11, 2011, at:
Sun Valley Banquet and Party Center
10000 Edwards Lane
Aurora, Ohio 44202
Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
877.366.6443
Independent Auditors
S.R. Snodgrass, A. C.
2100 Corporate Drive, Suite 400
Wexford, Pennsylvania 15090-7647
724.934.0344
Internet Information
Information on the company and its subsidiary banks is available on the Internet at www.middlefieldbank.com and www.emeraldbank.com.
Dividend Payment Dates
Subject to action by the Board of Directors, Middlefield Banc Corp. will pay dividends in March, June, September, and December.
Middlefield Banc Corp.     8

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
Market for Middlefield’s Common Equity & Related Stockholder Matters
Middlefield had approximately 1,051 stockholders of record as of February 9, 2011. There is no established market for Middlefield common stock. The stock is traded very infrequently. Bid prices are quoted from time to time on the National Quotation Bureau’s “pink sheets” under the symbol “MBCN.” The following table shows the high and low bid prices of and cash dividends paid on Middlefield common stock in 2010 and 2009, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash
	High	Low	Dividends
	Bid	Bid	per share
2010
First Quarter	$24.50	$19.50	$0.26
Second Quarter	$23.00	$18.67	$0.26
Third Quarter	$20.00	$16.99	$0.26
Fourth Quarter	$18.00	$16.25	$0.26

2009
First Quarter	$22.50	$20.00	$0.26
Second Quarter	$23.00	$19.50	$0.26
Third Quarter	$19.50	$15.25	$0.26
Fourth Quarter	$24.00	$14.99	$0.26
2010 Annual Report     9

Thomas G. Caldwell — President and Chief Executive Officer
To our Shareholders and Friends
We are pleased to provide you with this report on our company’s financial performance and condition. While the year just ended remained far from “business as usual”, we realize that 2010 was a good year for Middlefield Banc Corp. and its shareholders.
Net income for 2010 was $2.5 million, or $1.60 per diluted share. This represents an increase of $736,000, from our 2009 results. The largest contributing factor was a solid improvement of nearly $3.9 million in our net interest income. Partially offsetting this impact were higher costs related to credit quality. These credit quality costs are found in both the provision for loan losses, costs associated with other real estate owned, and certain other expenses including legal fees. While not yet to the earnings level of 2008, we believe that our course is set to continue the positive earnings trends.
Total assets at year-end 2010 set another record for your company, finishing at $632.2 million. This growth of $73.5 million was fueled by continued growth in core deposit levels. As you review the Decade of Progress, you will note that 2002 was the first year that we reached $200 million of assets. We have now nearly tripled that level in eight years.
Growth has been found at both banking affiliates. Emerald Bank concluded 2010 with total assets of $76.6 million. This is over twice the size of Emerald at the time of acquisition in April 2007. The Middlefield Banking Company grew 14.3% during the year to end with total assets of $549.6 million.
Our results do, however, reflect continued difficult conditions in our markets and the banking industry. Significant new Federal legislation and the associated rising costs of compliance, a continued pattern of historically low interest rates, increased provisions for loan losses, and soft loan demand were only a few of the obstacles addressed by your management team. Unfortunately, a number of these issues seem certain to remain in 2011.
As an outgrowth of the economic uncertainty over the last few years, Congress, in 2010, passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. While this legislation may have been designed to target financial companies deemed too big to fail, it has also brought an entirely new set of rules and regulations to all within the financial services industry. Many of the requirements are still to be promulgated, but the one certainty is that we will experience an increase in our cost structure as we strive to remain in compliance.
Although the Federal Reserve has held interest rates at historically low levels, we have continued to experience an absence of significant loan demand. As we reported last year in these pages, we continue to actively seek good lending relationships. However, many of the businesses within our markets remain reticent to borrow, citing sustained economic weakness and the uncertainty of greater governmental interference.
Middlefield Banc Corp.     10

During 2010, our provision for loan losses totaled nearly $3.6 million. Net loans charged off were $2.4 million, as loans on nonaccrual status reached $18.4 million. Nearly two-thirds of this amount was centered in residential mortgages. This concentration within this segment of our loan portfolio continues to be reflective of the unemployment and underemployment found in the northeastern and central Ohio markets.
As we look toward 2011 and beyond, we are focused on certain key strategic priorities. Sound asset quality, organizational synergies, organic growth, and the potential for acquisitions are at the forefront of our efforts. We firmly believe that steps we have taken during 2010 place us firmly on track to achieve our desired results. Although we have higher credit quality costs, our credit underwriting remains conservatively sound. We have also taken the opportunity to attract experienced bankers to fill key positions, which both addresses current issues and positions us for the future.
With efficient follow-through, our course has been charted to remain a strong community-based financial services company. Our management team has shown its strength by successfully navigating troubled waters for the last few years. Going forward, we will continue to support our team with high quality operations supported by a distinguished line of products and services.
I would like to express sincere appreciation to Frances H. Frank, who will be retiring from the Board of Directors at the 2011 Annual Meeting of Shareholders. Having first joined the boards of Middlefield Banc Corp. and The Middlefield Banking Company in 1995, Fran has contributed greatly to our company during her tenure. Her common sense approach to community banking will be sorely missed. We are indebted to her for her wise counsel and wish her well in her retirement.
Our enthusiasm and excitement for the future continues unabated. Our foundation and fundamentals are sound. Our disciplined approach to serving our markets should continue to serve us well.
We are sincerely appreciative of your continued confidence in our abilities and performance. As stewards of your investment, providing you with a safe investment and a sound return is paramount to our efforts. Delivering only the highest quality of financial services is a cornerstone of our dedication to ensuring that Middlefield Banc Corp. remains safe, solid, and sound.
Sincerely,
Thomas G. Caldwell
President and Chief Executive Officer
2010 Annual Report     11

Richard T. Coyne — Chairman, Board of Directors
Chairman’s Report to the Shareholders
Last year we promised to improve on our weaknesses and work tirelessly towards making 2010 a better year. We delivered on our promises. Our total assets exceed $632 million, loans increased by 5.0%, and total deposits reached $563 million.
The real story of 2010 is the successes delivered by our employees. Programs like “Need a friend in the Lending Business” and “Let us help with your Financial Roadmap” were very successful. These programs were designed to meet the needs of our customers in every community we serve. Our loan and deposit growth is directly traceable to the dedication and effort of our employees at both operating companies, Emerald Bank and The Middlefield Banking Company.
We are building on a 100 year tradition when our bankers at our many branches deliver on the community bank concept of neighbor helping neighbor.
We expect new challenges in 2011, but we are prepared to work through each new situation as we make your bank a company that will deliver continued stockholder value.
Thank you for your support of the Middlefield Banc Corp.
Sincerely yours,
Richard T. Coyne
Chairman, Board of Directors
Middlefield Banc Corp.     12

Board of Directors

Richard T. Coyne — 1997 Chairman, Board of Directors, Middlefield Banc Corp. The Middlefield Banking Company Retired: Jaco Products and Capital Plastics	Carolyn J. Turk, C.P.A. — 2004 Controller Molded Fiber Glass Companies

Frances H. Frank — 1995 Secretary Treasurer The Frank Agency, Inc.	William J. Skidmore — 2007 Northeast Ohio Senior District Manager Waste Management of Ohio, Inc.

Thomas G. Caldwell — 1997 President and Chief Executive Officer Middlefield Banc Corp. The Middlefield Banking Company	Kenneth E. Jones — 2008 President Chesapeake Financial Advisors

James R. Heslop, II — 2001 Executive Vice President Chief Operating Officer Middlefield Banc Corp. The Middlefield Banking Company	Robert W. Toth — 2009 Retired: Gold Key Processing, Ltd

James J. McCaskey — 2004 President McCaskey Landscape and Design, LLC	Eric W. Hummel* — 2009 President Hummel Construction
*     denotes The Middlefield Banking Company Director only
2010 Annual Report     13

Consolidated Financial Statements	16

Notes to Consolidated Financial Statements	20

Management’s Discussion and Analysis	52

(Dollar amounts in thousands)	December 31,
Consolidated Balance Sheet	2010	2009

ASSETS
Cash and due from banks	$10,473	$12,909
Federal funds sold	20,162	28,123
Interest-bearing deposits in other institutions	—	121

Cash and cash equivalents	30,635	41,153
Investment securities available for sale	201,772	136,711
Loans	372,498	353,597
Less allowance for loan losses	6,221	4,937

Net loans	366,277	348,660
Premises and equipment	8,179	8,394
Goodwill	4,559	4,559
Bank-owned life insurance	7,979	7,707
Accrued interest and other assets	12,796	11,474

TOTAL ASSETS	$632,197	$558,658

LIABILITIES
Deposits:
Non-interest-bearing demand	$53,391	$44,387
Interest-bearing demand	48,869	38,111
Money market	71,105	56,451
Savings	146,993	107,358
Time	244,893	240,799

Total deposits	565,251	487,106
Short-term borrowings	7,632	6,800
Other borrowings	19,321	25,865
Accrued interest and other liabilities	1,971	2,180

TOTAL LIABILITIES	594,175	521,951

STOCKHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized, 1,780,553 and 1,754,112 shares issued	28,429	27,919
Retained earnings	15,840	14,960
Accumulated other comprehensive income	487	562
Treasury stock, at cost; 189,530 shares in 2010 and 2009	(6,734)	(6,734)

TOTAL STOCKHOLDERS’ EQUITY	38,022	36,707

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$632,197	$558,658

See accompanying notes to the consolidated financial statements.
Middlefield Banc Corp.     16

(Dollar amounts in thousands, except per share data)	Year Ended December 31,
Consolidated Statement of Income	2010	2009	2008

INTEREST INCOME
Interest and fees on loans	$21,084	$20,271	$21,426
Interest-bearing deposits in other institutions	15	15	13
Federal funds sold	52	20	135
Investment securities:
Taxable interest	5,185	3,794	2,538
Tax-exempt interest	2,650	1,882	1,810
Dividends on stock	108	69	116

TOTAL INTEREST INCOME	29,094	26,051	26,038

INTEREST EXPENSE
Deposits	9,504	10,296	12,352
Short term borrowings	249	34	46
Other borrowings	642	919	1,121
Trust preferred securities	550	534	539

TOTAL INTEREST EXPENSE	10,945	11,783	14,058

NET INTEREST INCOME	18,149	14,268	11,980
Provision for loan losses	3,580	2,578	608

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,569	11,690	11,372

NONINTEREST INCOME
Service charges on deposit accounts	1,784	1,905	1,888
Investment securities gains/(losses), net	11	(14)	(344)
Earnings on bank-owned life insurance	273	266	287
Other income	555	511	395

TOTAL NONINTEREST INCOME	2,623	2,668	2,226

NONINTEREST EXPENSE
Salaries and employee benefits	6,411	5,938	4,912
Occupancy expense	946	928	886
Equipment expense	626	509	539
Data processing costs	743	917	803
Ohio state franchise tax	348	493	468
Federal deposit insurance expense	1,166	707	188
Professional Fees	678	673	586
Loss on sale of other real estate owned	783	183	—
Other expense	3,062	2,302	2,214

TOTAL NONINTEREST EXPENSE	14,763	12,650	10,596

Income before income taxes	2,429	1,708	3,002
Income taxes (benefit)	(88)	(73)	387

NET INCOME	$2,517	$1,781	$2,615

EARNINGS PER SHARE
Basic	$1.60	$1.15	$1.72
Diluted	1.60	1.15	1.69

DIVIDENDS DECLARED PER SHARE	$1.04	$1.04	$1.03

See accompanying notes to the consolidated financial statements.
2010 Annual Report     17

(Dollar amounts in thousands,				Accumulated
except dividend per share amount)				Other		Total
Consolidated Statement of	Common Stock		Retained	Comprehensive	Treasury	Stockholders’	Comprehensive
Changes in Stockholders’ Equity	Shares	Amount	Earnings	Income (Loss)	Stock	Equity	Income

Balance, December 31, 2007	$1,701,546	$26,650	$13,747	$(53)	$(5,383)	$34,961

Net income			2,615			2,615	$2,615
Other comprehensive income:
Unrealized gain on available for sale securities, net of reclassification adjustment, net of tax benefit of $125				(242)		(242)	(242)

Comprehensive income							$2,373

Exercise of stock options	992	20				20
Expense related to stock options		15				15
Purchase of treasury stock (37,785 shares)					(1,351)	(1,351)
Dividend reinvestment and purchase plan	22,843	616				616
Cash dividends ($1.03 per share)			(1,576)			(1,576)

Balance, December 31, 2008	$1,725,381	$27,301	$14,786	$(295)	$(6,734)	$35,058

Net income			1,781			1,781	$1,781
Other comprehensive income:
Unrealized gain on available for sale securities, net of reclassification adjustment, net of taxes of $445				857		857	857

Comprehensive income							$2,638

Expense related to stock options		61				61
Dividend reinvestment and purchase plan	28,731	557				557
Cash dividends ($1.04 per share)			(1,607)			(1,607)

Balance, December 31, 2009	$1,754,112	$27,919	$14,960	$562	$(6,734)	$36,707

Net income			2,517			2,517	$2,517
Other comprehensive income:
Unrealized loss on available for sale securities, net of reclassification adjustment, net of taxes of $39				(75)		(75)	(75)

Comprehensive income							$2,442

Dividend reinvestment and purchase plan	26,441	510				510
Cash dividends ($1.04 per share)			(1,637)			(1,637)

Balance, December 31, 2010	$1,780,553	$28,429	$15,840	$487	$(6,734)	$38,022

				2010	2009	2008

Components of comprehensive income (loss):
Change in net unrealized gain (loss) on investments available for sale				$(68)	$848	$(469)
Realized losses (gains) included in net income, net of taxes of ($4), $5, and $117				(7)	9	227

TOTAL				$(75)	$857	$(242)

See accompanying notes to the consolidated financial statements.
Middlefield Banc Corp.     18

(Dollar amounts in thousands)	Year Ended December 31,
Consolidated Statement of Cash Flows	2010	2009	2008
OPERATING ACTIVITIES
Net income	$2,517	$1,781	$2,615
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	3,580	2,578	608
Depreciation and amortization	740	680	645
Amortization of premium and discount on investment securities	6	(483)	183
Amortization of deferred loan fees, net	(58)	(68)	(144)
Investment securities (gains) losses, net	(11)	14	344
Earnings on bank-owned life insurance	(273)	(266)	(287)
Deferred income taxes	(777)	(469)	(270)
Compensation for stock option expense	—	61	15
Loss on other real estate owned	783	183	—
Decrease (increase) in accrued interest receivable	(847)	35	94
Decrease in accrued interest payable	(115)	(394)	(210)
Decrease (increase) in prepaid federal deposit insurance	727	(2,499)	(43)
Other, net	(538)	(19)	(353)

Net cash provided by operating activities	5,734	1,134	3,197

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	42,815	20,674	16,913
Purchases	(113,860)	(52,163)	(39,062)
Proceeds from sale of securities	5,874	816	2,953
Increase in loans, net	(22,992)	(34,493)	(13,388)
Purchase of Federal Home Loan Bank stock	—	(14)	(142)
Purchase of premises and equipment	(327)	(467)	(1,408)
Proceeds from the sale of other real estate owned	932	100	—

Net cash used for investing activities	(87,558)	(65,547)	(34,134)

FINANCING ACTIVITIES
Net increase in deposits	78,145	92,286	25,806
Increase in short-term borrowings, net	832	4,913	375
Proceeds from other borrowings	—	—	13,500
Repayment of other borrowings	(6,544)	(8,038)	(11,992)
Purchase of treasury stock	—	—	(1,351)
Exercise of stock options	—	—	20
Proceeds from dividend reinvestment and purchase plan	510	557	616
Cash dividends	(1,637)	(1,607)	(1,576)
Net cash received from deposit acquisition	—	—	5,179

Net cash provided by financing activities	71,306	88,111	30,577

Increase (decrease) in cash and cash equivalents	(10,518)	23,698	(360)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	41,153	17,455	17,815

CASH AND CASH EQUIVALENTS AT END OF YEAR	$30,635	$41,153	$17,455

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$11,060	$12,177	$14,269
Income taxes	850	275	600
Non-cash investing transactions:
Transfers from loans to other real estate owned	$2,110	$1,872	$1,106
Loans to facilitate the sale of other real estate owned	257	531	—
See accompanying notes to the consolidated financial statements.
2010 Annual Report     19

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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
Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. While the Federal Home Loan Banks have been negatively impacted by the current economic conditions, the Federal Home Loan Bank of Cincinnati has reported profits for 2009 and 2008, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2010 or 2009.
Middlefield Banc Corp.     20

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. For debt securities, management considers whether the present value of cash flows expected to be collected are less than the security’s amortized cost basis (the difference defined as the credit loss), the magnitude and duration of the decline, the reasons underlying the decline and the Company’s intent to sell the security or whether it is more-likely-than-not that the Company would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other than temporary. Once a decline in value is determined to be other than temporary, if the investor does not intend to sell the security, and it is more-likely-than-not that it will not be required to sell the security, before recovery of the security’s amortized cost basis, the charge to earnings is limited to the amount of credit loss. Any remaining difference between fair value and amortized cost (the difference defined as the non-credit portion) is recognized in other comprehensive income, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings.
Loans
Loans are reported at their principal amount net of the allowance for loan losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.
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

2010 Annual Report     21

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
Bank-Owned Life Insurance (“BOLI”)
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
Other Real Estate Owned
Real estate properties acquired through foreclose are initially recorded at the lower of cost or fair values at the date of foreclosure, establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of cost or fair value less estimated cost to sell. Revenue and expenses from operations of the properties, gains or losses on sales and additions to the valuation allowance are included in operating results.
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
Middlefield Banc Corp.     22

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
The cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for stock-based awards (excess tax benefits) are classified as financing cash flows. There were no excess tax benefits recognized in 2010, 2009 and 2008.
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

	Expected			Expected Life
Grant Year	Dividend Yield	Risk-Free Interest Rate	Expected Volatility	(in years)

2008	8.54	3.53 – 3.73	33.29	9.94
During the years ended December 31, 2010, 2009, and 2008, the Company recorded $0, $60,588, and $15,048 of compensation cost related to vested share-based compensation awards granted in 2008 and 2007. As of December 31, 2010, there was no unrecognized compensation cost related to unvested share-based compensation awards granted in 2010 that is expected to be recognized in 2011.
The weighted-average fair value of each stock option granted for 2008 was $2.70. The total intrinsic value of options exercised during the years ended December 31, 2008, was $5,000.
Cash Flow Information
The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions as “Cash and due from banks,” “Federal funds sold,” and “Interest-bearing deposits with other institutions” with original maturities of less than 90 days.
Advertising Costs
Advertising costs are expensed as the costs are incurred. Advertising expenses amounted to $401,000, $371,000, and $373,000, for 2010, 2009, and 2008, respectively.
Reclassification of Comparative Amounts
Certain comparative amounts for prior years have been reclassified to conform to current-year presentations. Such reclassifications did not affect net income or retained earnings.
2010 Annual Report     23

Recent Accounting Pronouncements
In December 2009, the Financial Accounting Standards Board (“FASB”) issued ASU 2009-16, Accounting for Transfer of Financial Assets. ASU 2009-16 provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASU 2009-16 is effective for annual periods beginning after November 15, 2009, and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.
In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash — a consensus of the FASB Emerging Issues Task Force. ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.
In January 2010, the FASB issued ASU 2010-05, Compensation — Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation. ASU 2010-05 updates existing guidance to address the SEC staff’s views on overcoming the presumption that, for certain shareholders, escrowed share arrangements represent compensation. ASU 2010-05 is effective January 15, 2010. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers’ disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements.
In February 2010, the FASB issued ASU 2010-08, Technical Corrections to Various Topics. ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operation.
In March 2010, the FASB issued ASU 2010-11, Derivatives and Hedging. ASU 2010-11 provides clarification and related additional examples to improve financial reporting by resolving potential ambiguity about the breadth of the embedded credit derivative scope exception in ASC 815-15-15-8. ASU 2010-11 is effective at the beginning of the first fiscal quarter beginning after June 15, 2010. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements.
In April 2010, the FASB issued ASU 2010-18, Receivables (Topic 310): Effect of a Loan Modification When the Loan is a Part of a Pool That is Accounted for as a Single Asset — a consensus of the FASB Emerging Issues Task Force. ASU 2010-18 clarifies the treatment for a modified loan that was acquired as part of a pool of assets.
Middlefield Banc Corp.     24

Refinancing or restructuring the loan does not make it eligible for removal from the pool, the FASB said. The amendment will be effective for loans that are part of an asset pool and are modified during financial reporting periods that end July 15, 2010, or later and are not expected to have a significant impact on the Company’s financial statements.
In July 2010, FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. The Company is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position or results of operations.
In August 2010, the FASB issued ASU 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules. This ASU amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules, and Codification of Financial Reporting Policies and is not expected to have a significant impact on the Company’s financial statements.
In August 2010, the FASB issued ASU 2010-22, Technical Corrections to SEC Paragraphs — An announcement made by the staff of the U.S. Securities and Exchange Commission. This ASU amends various SEC paragraphs based on external comments received and the issuance of SAB 112, which amends or rescinds portions of certain SAB topics, and is not expected to have a significant impact on the Company’s financial statements.
In September 2010, the FASB issued ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans. The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this update are effective for fiscal years ending after December 15, 2010, and are not expected to have a significant impact on the Company’s financial statements.
In October 2010, the FASB issued ASU 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. This ASU addresses the diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. The amendments are effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2011, and are not expected to have a significant impact on the Company’s financial statements.
In December 2010, the FASB issued ASU 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more-likely-than-not that a goodwill impairment exists. In determining whether it is more-likely-than-not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating an impairment may exist. The qualitative factors are consistent with the existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. For public entities, the amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. This ASU is not expected to have a significant impact on the Company’s financial statements.
2010 Annual Report     25

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this update specify that, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material and nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.
2.	ACQUISITIONS
On November 9, 2008, EB completed its acquisition of certain deposit liabilities attributable to a third-party financial institution’s branch office located in Westerville, Ohio. The acquisition included management personnel, certain other assets and retail deposits of approximately $5.9 million. EB recorded goodwill and core deposit intangible of approximately $355,000.
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

	2010	2009	2008

Weighted-average common shares outstanding	1,764,743	1,736,769	1,710,861

Average treasury stock shares	(189,530)	(189,530)	(177,888)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	1,575,213	1,547,239	1,532,973

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	608	740	13,440

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	1,575,821	1,547,979	1,546,413

Options to purchase 89,077 shares of common stock at prices ranging from $22.33 to $40.24 were outstanding during the year ended December 31, 2010, but were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price being greater than the average market price as of December 31, 2010. Options to purchase 89,077 shares of common stock at prices ranging from $22.33 to $40.24 were outstanding during the year ended December 31, 2009, but were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price being greater than the average market price as of December 31, 2009. Options to purchase 40,307 shares of common stock at prices ranging from $30.45 to $40.24 were outstanding during the year ended December 31, 2008, but were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price being greater than the average market price as of December 31, 2008.
Middlefield Banc Corp.     26

4.	INVESTMENT SECURITIES AVAILABLE FOR SALE
The amortized cost and fair values of securities available for sale are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2010 (Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$33,332	$111	$(840)	$32,603
Obligations of states and political subdivisions:
Taxable	7,371	80	(34)	7,417
Tax-exempt	69,363	1,058	(958)	69,463
Mortgage-backed securities	90,026	2,325	(982)	91,369

Total debt securities	200,092	3,574	(2,814)	200,852
Equity securities	944	80	(104)	920

Total	$201,036	$3,654	$(2,918)	$201,772

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2009 (Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$18,657	$38	$(365)	$18,330
Obligations of states and political subdivisions:
Taxable	3,451	10	(86)	3,375
Tax-exempt	52,752	943	(349)	53,346
Mortgage-backed securities	60,055	1,816	(1,130)	60,741

Total debt securities	134,915	2,807	(1,930)	135,792
Equity securities	944	80	(105)	919

Total	$135,859	$2,887	$(2,035)	$136,711

The amortized cost and fair value of debt securities at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$1,549	$1,580
Due after one year through five years	5,724	6,010
Due after five years through ten years	21,397	22,111
Due after ten years	171,422	171,151

Total	$200,092	$200,852

Investment securities with an approximate carrying value of $51,734,000 and $37,365,000 at December 31, 2010 and 2009, respectively, were pledged to secure deposits and other purposes as required by law.
2010 Annual Report     27

Proceeds from sales of investment securities available for sale were $5,874,000 during 2010. Gross gains and gross losses realized were $74,000 and $29,000, respectively, during 2010. Proceeds from sales of investment securities available for sale were $816,000 during 2009. Gross gains and gross losses realized were $74,000 and $0, respectively, during 2009. Proceeds from sales of investment securities available for sale were $2,953,000 during 2008. Gross gains and gross losses realized were $35,000 and $2,000, respectively, during 2008.
The following table shows the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009.

	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2010 (Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$24,406	$(840)	$—	$—	$24,406	$(840)
Obligations of states and political subdivisions	35,846	(940)	439	(52)	36,285	(992)
Mortgage-backed securities	28,302	(665)	2,480	(317)	30,782	(982)
Equity securities	—	—	590	(104)	590	(104)

Total	$88,554	$(2,445)	$3,509	$(473)	$92,063	$(2,918)

	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
December 31, 2009 (Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$17,134	$(365)	$—	$—	$17,134	$(365)
Obligations of states and political subdivisions	21,593	(314)	1,417	(121)	23,010	(435)
Mortgage-backed securities	18,509	(334)	4,064	(796)	22,573	(1,130)
Equity securities	581	(68)	8	(37)	589	(105)

Total	$57,817	$(1,081)	$5,489	$(954)	$63,306	$(2,035)

There were 138 and 103 securities that were considered temporarily impaired at December 31, 2010 and 2009.
On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (OTTI) pursuant to FASB ASC Topic 320 Investments — Debt and Equity Securities. A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Company to assess whether the unrealized loss is other-than-temporary. Prior to the adoption of FSP FAS 115-2, which was subsequently incorporated into FASB ASC Topic 320 Investments — Debt and Equity Securities, unrealized losses that were determined to be temporary were recorded, net of tax, in other comprehensive income for available for sale securities, whereas unrealized losses related to held-to-maturity securities determined to be temporary were not recognized. Regardless of whether the security was classified as available for sale or held to maturity, unrealized losses that were determined to be other than temporary were recorded to earnings. An unrealized loss was considered other than temporary if (i) it was probable that the holder would not collect all amounts due according to the contractual terms of the debt security, or (ii) the fair value was below the amortized cost of the debt security for a prolonged period of time and the Company did not have the positive intent and ability to hold the security until recovery or maturity.
Middlefield Banc Corp.     28

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
Under this ASC, an unrealized loss is generally deemed to be other than temporary and a credit loss is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the debt security. As a result, the credit loss component of an OTTI is recorded as a component of investment securities gains (losses) in the accompanying consolidated statement of income, while the remaining portion of the impairment loss is recognized in other comprehensive income, provided the Company does not intend to sell the underlying debt security and it is “more likely than not” that the Company will not have to sell the debt security prior to recovery.
Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 91.7 percent of the total available-for-sale portfolio as of December 31, 2010, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company’s assessment was concentrated mainly on private-label collateralized mortgage obligations of approximately $16.6 million, for which the Company evaluates credit losses on a quarterly basis. Gross unrealized gain and loss positions related to these private-label collateralized mortgage obligations amounted to $1,019,000 and $328,000, respectively. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:
•	The length of time and the extent to which the fair value has been less than the amortized cost basis.
•	Changes in the near term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default, and significant changes in prepayment assumptions.
•	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities.
•
Any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the overall financial condition of the issuer, credit ratings, recent legislation and government actions affecting the issuer’s industry and actions taken by the issuer to deal with the present economic climate.

The Company’s investment in one private-label collateralized mortgage obligations with a carrying value of $899,000 was impaired in 2010 as a result of the Company’s determination that declines in their fair value were other than temporary. As a result of this determination, the Company recognized an $35,000 before tax, non-cash charge, which was recorded as a reduction to noninterest income.
The Company’s investment in two private-label collateralized mortgage obligations with a carrying value of $1.1 million were impaired in 2009 as a result of the Company’s determination that declines in their fair value were other than temporary. As a result of this determination, the Company recognized a $88,000 before tax, non-cash charge, which was recorded as a reduction to noninterest income.
2010 Annual Report     29

5.	LOANS AND RELATED ALLOWANCE FOR LOAN LOSSES
Major classifications of loans at December 31 are summarized as follows (in thousands):

	2010	2009

Commercial and industrial	$57,501	$56,969
Real estate — construction	15,845	7,837
Real estate — mortgage:
Residential	209,863	205,074
Commercial	84,304	78,763
Consumer installment	4,985	4,954

	372,498	353,597
Less allowance for loan losses	6,221	4,937

Net loans	$366,277	$348,660

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin and Westerville, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2010 and 2009, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.
The following table summarizes the primary segments of the loan portfolio as of December 31, 2010 (in thousands):

	Commercial	Real Estate-			Consumer
Real Estate-Mortgage	& Industrial	Construction	Residential	Commercial	Installment	Total
Total loans	$57,501	$15,845	$209,863	$84,304	$4,985	$372,498

Individually evaluated for impairment	5,477	1,299	4,329	6,266	17	17,388
Collectively evaluated for impairment	52,024	14,546	205,534	78,038	4,968	355,110
The Company’s loan portfolio is segmented to a level that allows management to monitor risk and performance. The portfolio is segmented into Commercial and Industrial (C & I), Real Estate Construction, Real Estate — Mortgage, which is further segmented into Residential and Commercial real estate, and Consumer Installment Loans. The commercial and industrial (C&I) loan segment consists of loans made for the purpose of financing the activities of commercial customers. The residential mortgage loan segment consists of loans made for the purpose of financing the activities of residential homeowners. The commercial mortgage loan segment consists of loans made for the purposed of financing the activities of commercial real estate owners and operators. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.
Management evaluates individual loans in all of the commercial segments for possible impairment if the loan is greater than $150,000 and if the loan is either in nonaccrual status or is risk-rated Special Mention or Substandard and is greater than 90 days past due. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the
Middlefield Banc Corp.     30

probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of larger relationship that is impaired.
Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan with the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.
The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2010 (in thousands):

	Impaired Loans
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
For the Year Ended December 31, 2010	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial and industrial	$2,494	$2,503	$—	$2,157	$—
Real estate — construction	618	614	—	543	—
Real estate — mortgage:
Residential	—	—	—	—	—
Commercial	1,764	1,758	—	1,372	—

With an allowance recorded:
Commercial and industrial	$655	$657	$203	$629	$—
Real estate — construction	—	—	—	—	—
Real estate — mortgage:
Residential	594	594	221	594	—
Commercial	1,556	1,556	188	663	—

Total:
Commercial and industrial	$3,149	$3,160	$203	$2,786	$—
Real estate — construction	618	614	—	543	—
Real estate — mortgage:
Residential	594	594	221	594	—
Commercial	3,320	3,314	188	2,035	—
The table above includes troubled debt restructuring loans of $1,664,000 as of December 31, 2010.
The following table presents the average recorded investment in impaired loans and related interest income recognized for the periods indicated (in thousands):

	2009	2008

Average recorded investment in impaired loans	$3,842	$1,887
Interest income recognized on impaired loans	33	13
2010 Annual Report     31

Management uses a nine-point internal risk-rating system to monitor the credit quality of the overall loan portfolio. The first five categories are considered not criticized and are aggregated as Pass-rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Any portion of a loan that has been charged off is placed in the Loss category.
To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan-rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as bankruptcy, repossession, or death, occurs to raise awareness of a possible credit event. The Company’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. The Credit Department performs an annual review of all commercial relationships $200,000 or greater. Confirmation of the appropriate risk grade is included in the review on an ongoing basis. The Company has an experienced Loan Review Department that continually reviews and assesses loans within the portfolio. The Company engages an external consultant to conduct loan reviews on a semiannual basis. Generally, the external consultant reviews commercial relationships greater than $250,000 and/or criticized relationships greater than $125,000. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a quarterly basis. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.
The following table presents the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system as of December 31, 2010 (in thousands):

		Special			Total
December 31, 2010	Pass	Mention	Substandard	Doubtful	Loans
Commercial and industrial	$52,008	$903	$4,366	$224	$57,501
Real estate — construction	14,481	—	1,364	—	15,845
Real estate — mortgage:
Residential	192,823	1,601	15,439	—	209,863
Commercial	76,979	353	6,972	—	84,304
Consumer installment	4,937	11	37	—	4,985

Total:	$341,228	$2,868	$28,178	$224	$372,498

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2010 (in thousands):

		30-59 Days	60-89 Days	90 Days+	Total Past		Total
December 31, 2010	Current	Past Due	Past Due	Past Due	Due	Non-Accrual	Loans
Commercial and industrial	$53,712	$473	$776	$—	$1,249	$2,540	$57,501
Real estate — construction	15,197	—	—	—	—	648	15,845
Real estate — mortgage:
Residential	193,647	2,950	1,580	—	4,530	11,686	209,863
Commercial	79,120	1,607	65	—	1,672	3,513	84,305
Consumer installment	4,858	102	12	—	114	12	4,984

Total:	$346,534	$5,132	$2,433	$—	$7,565	$18,399	$372,498

Middlefield Banc Corp.     32

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $470,000 in 2010; $683,000 in 2009; and $393,000 in 2008.
An allowance for loan losses (“ALL”) is maintained to absorb losses from the loan portfolio. The ALL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of nonperforming loans.
The Company’s methodology for determining the ALL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Company’s ALL.
Loans that are collectively evaluated for impairment are analyzed, with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors.
The classes described above, which are based on the purpose code assigned to each loan, provide the starting point for the ALL analysis. Management tracks the historical net charge-off activity at the purpose code level. A historical charge-off factor is calculated utilizing a defined number of consecutive historical quarters. Consumer and Commercial pools currently utilize a rolling eight quarters.
Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor, because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are: national and local economic trends and conditions; levels of and trends in delinquency rates and nonaccrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry, and/ or geographic standpoint.
Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL.
Changes in the allowance for loan losses for the years ended December 31 are as follows (in thousands):

	2010	2009	2008
Balance, January 1	$4,937	$3,557	$3,299
Add:
Provisions charged to operations	3,580	2,578	608
Recoveries	74	89	65
Less loans charged off	2,370	1,287	415

Balance, December 31	$6,221	$4,937	$3,557

2010 Annual Report     33

6.	PREMISES AND EQUIPMENT
Major classifications of premises and equipment at December 31 are summarized as follows:

(Dollar amounts in thousands)	2010	2009
Land and land improvements	$1,898	$1,898
Building and leasehold improvements	8,815	8,954
Furniture, fixtures, and equipment	2,685	4,481

	13,397	15,333
Less accumulated depreciation and amortization	5,218	6,939

Total	$8,179	$8,394

Depreciation charged to operations was $542,000 in 2010, $521,000 in 2009, and $518,000 in 2008.
7.	GOODWILL AND INTANGIBLE ASSETS
Goodwill totaled $4,559,000 at each of the years ended December 31, 2010 and December 31, 2009. During 2008, the Company recorded goodwill totaling $187,000 in connection with the acquisition of a third-party financial institution’s branch office.
The Company recorded core deposit intangibles in 2008 of $109,000 in connection with the acquisitions of a third-party financial institution’s branch office.
Core deposit intangible assets are amortized on a straight-line basis over their estimated lives of ten years. Amortization expense totaled $40,000 in 2010; $40,000 in 2009; and $30,000 in 2008. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2010, is as follows (in thousands):

2011	$39,762
2012	39,762
2013	39,762
2014	39,762
2015	39,762
Thereafter	76,104

$274,914

Middlefield Banc Corp.     34

8.	OTHER ASSETS
The components of other assets are as follows:

(Dollar amounts in thousands)	2010	2009
FHLB stock	$1,887	$1,887
Accrued interest on investment securities	1,222	671
Accrued interest on loans	1,037	1,045
Deferred tax asset, net	2,611	1,611
Prepaid federal deposit insurance	1,684	2,776
Other real estate owned	2,302	2,164
Other	2,053	1,320

Total	$12,796	$11,474

9.	DEPOSITS
Time deposits at December 31, 2010, mature $113,070,000, $35,479,000, $38,605,000, $19,413,000, and $38,326,000 during 2011, 2012, 2013, 2014, and 2015, respectively.
The aggregate of all time deposit accounts of $100,000 or more amounted to $91,476,000 and $82,345,000 at December 31, 2010 and 2009, respectively.
Maturities on time deposits of $100,000 or more at December 31, 2010, are as follows:

		Percent of
(Dollar amounts in thousands)	Amount	Total
Within three months	$11,832	12.93%
Beyond three but within six months	8,413	9.20
Beyond six but within twelve months	16,427	17.96
Beyond one year	54,804	59.91

Total	$91,476	100.00%

10.	SHORT-TERM BORROWINGS
The outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase, short-term borrowings from other banks, and federal funds purchased, are summarized as follows:

(Dollar amounts in thousands)	2010	2009	2008
Balance at year-end	$7,632	$6,800	$1,886
Average balance outstanding	7,320	2,281	2,967
Maximum month-end balance	8,178	7,406	6,058
Weighted-average rate at year-end	3.10%	3.47%	1.10%
Weighted-average rate during the year	3.40%	1.50%	1.55%
Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.
2010 Annual Report     35

The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 3.76 percent, from Lorain National Bank and a $3,000,000 line of credit at an adjustable rate, currently at 4.00 percent, from Liberty Bank N.A. At December 31, 2010, 2009, and 2008, outstanding borrowings under these lines were $5,700,000, $5,700,000, and $0, respectively.
11.	OTHER BORROWINGS
Other borrowings consist of advances from the FHLB and subordinated debt as follows:

			Weighted-
(Dollar amounts in thousands)	Maturity range		average	Stated interest rate range
Description	from	to	interest	from	to	2010	2009
Fixed rate	—	—	—%	—%	—%	$—	$1,250
Fixed rate amortizing	02/01/12	10/01/28	3.96	2.70	4.48	9,073	12,367
Convertible	10/09/12	10/09/12	4.14	4.14	4.14	2,000	4,000
Junior subordinated debt	12/21/37	12/21/37	6.58	6.58	6.58	8,248	8,248

						$19,321	$25,865

The scheduled maturities of other borrowings are as follows:

	2010
(Dollar amounts in thousands)		Weighted-
Year Ending December 31,	Amount	Average Rate
2011	$2,496	3.93%
2012	3,854	4.04
2013	1,362	3.95
2014	984	3.99
2015	685	4.01
Beyond 2015	9,940	6.14

	$19,321	5.10%

The Company entered into a ten-year “Convertible Select” fixed commitment advance arrangement with the FHLB. Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change, the Company may exercise a put option and satisfy the obligation without penalty.
Fixed rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent pay-down of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent pay-down. Under terms of a blanket agreement, collateral for the FHLB borrowings are secured by certain qualifying assets of the Company, which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $70.0 million at December 31, 2010.
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
Middlefield Banc Corp.     36

12.	OTHER LIABILITIES
The components of other liabilities are as follows:

	2010	2009
Accrued interest payable	$790	$905
Other	1,181	1,275

Total	$1,971	$2,180

13.	INCOME TAXES
The provision (benefit) for federal income taxes consists of:

(Dollar amounts in thousands)	2010	2009	2008
Current payable	$689	$396	$657
Deferred	(777)	(469)	(270)

Total provision (benefit)	$(88)	$(73)	$387

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(Dollar amounts in thousands)	2010	2009
Deferred tax assets:
Allowance for loan losses	$2,115	$1,530
Supplemental retirement plan	168	149
Alternative minimum tax credits	353	268
Investment security basis adjustment	171	158
Nonaccrual interest income	272	—
Deferred origination fees, net	69	18
Net operating losses	294	399
Other	157	78

Gross deferred tax assets	3,599	2,600

Deferred tax liabilities:
Premises and equipment	287	215
Net unrealized gain on securities	148	290
FHLB stock dividends	225	225
Intangibles	159	63
Other	65	12

Gross deferred tax liabilities	884	805

Net deferred tax assets	$2,715	$1,795

2010 Annual Report     37

No valuation allowance was established at December 31, 2010 and 2009, in view of the Company’s ability to carry-back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.
The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

	2010		2009		2008
		% of		% of		% of
		Pre-tax		Pre-tax		Pre-tax
(Dollar amounts in thousands)	Amount	Income	Amount	Income	Amount	Income
Provision at statutory rate	$827	34.0%	$581	34.0%	$1,021	34.0%
Tax-free income	(993)	(40.9)	(729)	(42.7)	(713)	(23.8)
Nondeductible interest expense	76	3.1	73	4.3	96	3.2
Other	2	0.2	2	0.1	(17)	(0.7)

Actual tax expense and effective rate	$(88)	(3.6)%	$(73)	(4.3)%	$387	12.7%

ASC 740-10 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. At December 31, 2010 and December 31, 2009, the Company had no ASC 740-10 unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense. The Company and the Banks are subject to U.S. federal income tax as well as an income tax in the state of Ohio, and the Banks are subject to a capital-based franchise tax in the state of Ohio. The Company and the Banks are no longer subject to examination by taxing authorities for years before December 31, 2007.
14.	EMPLOYEE BENEFITS
Retirement Plan
The Banks maintain section 401(k) employee savings and investment plans for all full-time employees and officers of the Banks with more than one year of service. The Banks’ contributions to the plans are based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 15 percent of salary. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20 percent increments. EB contributions are vested at 25 percent for less than a year of employment, 50 percent after one year, 75 percent after two years, and fully vested after three years. Contributions for 2010, 2009, and 2008 to these plans amounted to $106,000, $96,000, and $96,000, respectively.
Middlefield Banc Corp.     38

Supplemental Retirement Plan
MBC maintains a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.
The following table illustrates the components of the net periodic pension cost for the Directors’ Retirement Plan for the years ended:

(Dollar amounts in thousands)	2010	2009	2008
Components of net periodic pension costs:
Service cost	$1	$6	$12
Interest cost	13	13	13

Net periodic pension cost	$14	$19	$25

Executive Deferred Compensation Plan
During 2006, MBC implemented an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management. The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to five officers, with contributions made solely by the Banks. During 2010, 2009, and 2008, MBC contributed $92,000, $67,000, and $26,000, respectively, to the Plan.
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
The following table presents share data related to the outstanding options:

		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	2010	Price	2009	Price
Outstanding, January 1	99,219	$26.85	110,465	$27.21
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(10,142)	17.90	(11,246)	30.34

Outstanding, December 31	89,077	27.87	99,219	26.85

Exercisable at year-end	89,077	27.87	99,219	26.85

2010 Annual Report     39

The following table summarizes the characteristics of stock options at December 31, 2010:

		Outstanding			Exercisable
			Contractual	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price
December 9, 2002	$22.33	9,426	$1.94	22.33	$9,426	22.33
December 8, 2003	24.29	20,663	2.94	24.29	20,663	24.29
May 12, 2004	27.35	907	3.33	27.35	907	27.35
December 13, 2004	30.45	12,958	3.95	30.45	12,958	30.45
December 14, 2005	36.73	8,485	4.95	36.73	8,485	36.73
December 10, 2006	40.24	3,675	5.95	40.24	3,675	40.24
April 19, 2007	37.33	3,639	6.31	37.33	3,639	37.73
May 16, 2007	37.48	1,337	6.41	37.48	1,337	37.48
December 10, 2007	37.00	3,150	6.95	37.00	3,150	37.00
January 2, 2008	36.25	1,337	7.12	36.25	1,337	36.25
November 10, 2008	23.00	23,500	7.95	23.00	23,500	23.00

		89,077			89,077

For the years ended December 31, 2010, 2009, and 2008, the Company granted 110, 150, and 150, respectively, of common stock under the restricted stock plan. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.

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

(Dollar amounts in thousands)	2010	2009
Commitments to extend credit	$68,972	$59,498
Standby letters of credit	789	351

Total	$69,761	$59,849

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
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Performance letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. For secured letters of credit, the collateral is typically bank deposit instruments or customer business assets.
Middlefield Banc Corp.     40

Leasing Arrangements
The Company leases certain of its banking facilities under operating leases which contain certain renewal options. As of December 31, 2010, approximate future minimum rental payments, including the renewal options under these leases, are as follows (in thousands):

2011	$205
2012	217
2013	219
2014	221
2015	226
Thereafter	628

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions and assume that all renewal option periods will be exercised by the Company. Rent expense approximated $234,000 and $246,000 for the years ended December 31, 2010 and 2009.

16.	REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a multi-bank holding company. The affiliate banks are subject to regulations of the Federal Deposit Insurance Corporation (FDIC) and the State of Ohio, Division of Financial Institutions.

Effective February 11, 2010, the Board of Directors of the Company’s subsidiary, EB, entered into a Memorandum of Understanding (“MOU”) with the FDIC and the Ohio Division of Financial Institutions as a result of the joint examination by the FDIC and the Ohio Division of Financial Institutions completed in the fourth quarter of 2009. The MOU sets forth certain actions required to be taken by management of EB to rectify unsatisfactory conditions identified by the federal and state banking regulators that relate to EB’s concentration of credit for non-owner-occupied one-to-four family residential mortgage loans. The MOU requires EB to reduce delinquent and classified loans and enhance credit administration for non-owner-occupied residential real estate; to develop specific plans for the reduction of borrower indebtedness on classified and delinquent credits; to correct violations of laws and regulations listed in the joint examination report; to implement an earnings improvement plan; to maintain specified capital discussed below; to submit to the FDIC and the Ohio Division of Financial Institutions for review and comment a revised methodology for calculating and determining the adequacy of the allowance for loan losses; and to provide 30 days’ advance notification of proposed dividend payments.

Compliance with the terms of the MOU is a high priority for the Company. In anticipation of the requirements that would be imposed by the MOU executed February 11, 2010, management devoted significant resources to the preceding matters during the fiscal year ended December 31, 2009, and continued to do so during 2010. Specific actions taken included the evaluation and reorganization of lending and credit administration personnel, retention of collection and workout personnel, and the sale of $4.6 million of nonperforming assets to a sister, nonbank-asset resolution subsidiary established late in the fourth quarter of 2009. In 2009, the Company invested $1.25 million in EB in the form of capital infusions to maintain Tier I capital at the level expected by the FDIC and the Ohio Division of Financial Institutions.

The MOU requires that EB submit plans and report to the Ohio Division of Financial Institutions and the FDIC regarding EB’s loan portfolio and profit plan, among other matters. The MOU also requires that EB maintain its Tier I Leverage Capital ratio at not less than 9 percent. At December 31, 2010, the ratio was 9.45 percent.

2010 Annual Report     41

Cash Requirements

The district Federal Reserve Bank requires the Bank to maintain certain average reserve balances. As of December 31, 2010 and 2009, the Company had required reserves of $4,625,000 and $2,910,000 comprised vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Banks unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Banks’ common stock and capital surplus.

Dividends

MBC and EB are subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, for MBC, the amount available for payment of dividends for 2011 approximates $4,187,000 plus 2011 profits retained up to the date of the dividend declaration. For EB, the amount available for payment of dividends for 2011 is $0 until the net deficit for the two preceding years of $1,616,000 is overcome.

17.	REGULATORY CAPITAL

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

As of December 31, 2010 and 2009, the FDIC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2010.
Middlefield Banc Corp.     42

	Middlefield Banc Corp.		The Middlefield Banking Co.		Emerald Bank
	December 31,		December 31,		December 31,
	2010		2010		2010
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-weighted Assets)

Actual	$45,424	11.69%	$38,335	11.48%	$7,340	14.55%
For Capital Adequacy Purposes	31,075	8.00	26,707	8.00	4,036	8.00
To Be Well Capitalized	38,844	10.00	33,383	10.00	5,045	10.00

Tier I Capital (to Risk-weighted Assets)

Actual	$40,552	10.44%	$34,241	10.26%	$6,691	13.26%
For Capital Adequacy Purposes	15,537	4.00	13,353	4.00	2,018	4.00
To Be Well Capitalized	23,306	6.00	20,030	5.00	3,027	6.00

Tier I Capital (to Average Assets)

Actual	$40,552	6.69%	$34,241	6.47%	$6,691	9.45%
For Capital Adequacy Purposes	24,240	4.00	21,176	4.00	2,832	4.00
To Be Well Capitalized	30,300	5.00	26,471	5.00	3,540	5.00
The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2009.

	Middlefield Banc Corp.		The Middlefield Banking Co.		Emerald Bank
	December 31,		December 31,		December 31,
	2009		2009		2009
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-weighted Assets)

Actual	$43,549	12.34%	$34,838	11.47%	$7,067	14.91%
For Capital Adequacy Purposes	28,243	8.00	24,306	8.00	3,793	8.00
To Be Well Capitalized	35,304	10.00	30,382	10.00	4,741	10.00

Tier I Capital (to Risk-weighted Assets)

Actual	$39,121	11.08%	$31,640	10.41%	$6,460	13.63%
For Capital Adequacy Purposes	14,121	4.00	12,153	4.00	1,896	4.00
To Be Well Capitalized	21,182	6.00	18,229	6.00	2,845	6.00

Tier I Capital (to Average Assets)

Actual	$39,121	7.99%	$31,640	7.45%	$6,460	10.29%
For Capital Adequacy Purposes	19,583	4.00	16,984	4.00	2,510	4.00
To Be Well Capitalized	24,479	5.00	21,230	5.00	3,138	5.00
2010 Annual Report     43

18.	REORGANIZATION

On October 23, 2009, the Company received from the Federal Reserve Bank of Cleveland approval to establish an asset resolution subsidiary. Organized as an Ohio corporation under the name EMORECO, Inc. and wholly owned by the Company, the purpose of the asset resolution subsidiary is to maintain, manage, and ultimately dispose of nonperforming loans and real estate acquired by subsidiary banks as the result of borrower default on real-estate-secured loans. EMORECO’s assets consist of 26 nonperforming loans and three real estate development properties consisting of 18 lots transferred by Emerald Bank. EMORECO paid to Emerald Bank a total of approximately $4.6 million for the nonperforming loans and real estate, using funds contributed by the Company, which were borrowed under lines of credit of the holding company. According to Federal law governing bank holding companies, the real estate must be disposed of within two years after the properties were originally acquired by Emerald Bank, which occurred in May and June of 2008, although limited extensions may be granted by the Federal Reserve Bank. Federal law governing bank holding companies also provides that a holding company subsidiary has limited real estate investment powers. EMORECO may only manage and maintain property and may not improve or develop property without advance approval of the Federal Reserve Bank.

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

19.	FAIR VALUE DISCLOSURE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by U.S. generally accepted accounting principles are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:	Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the use of observable market data when available.
Middlefield Banc Corp.     44

The following table presents the assets reported on the balance sheet at their fair value as of December 31, 2010 and 2009, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2010
(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets Measured on a Recurring Basis:
U.S. government agency securities	$—	$32,603	$—	$32,603
Obligations of states and political subdivisions	—	76,880	—	76,880
Mortgage-backed securities	—	91,369	—	91,369

Total debt securities	—	200,852	—	200,852
Equity securities	920	—	—	920

Total	$920	$200,852	$—	$201,772

	December 31, 2009
	Level I	Level II	Level III	Total

Assets Measured on a Recurring Basis:
U.S. government agency securities	$—	$18,330	$—	$18,330
Obligations of states and political subdivisions	—	56,721	—	56,721
Mortgage-backed securities	—	60,741	—	60,741

Total debt securities	—	135,792	—	135,792
Equity securities	919	—	—	919

Total	$919	$135,792	$—	$136,711

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
Gains and losses (realized and unrealized) included in earnings (or changes in net assets) for the year ended December 31, 2010, are reported as investment securities gains (losses), net on the Consolidated Statement of Income.
The following table presents the assets measured on a nonrecurring basis on the Consolidated Balance Sheet at their fair value as of December 31, 2010 and 2009, by level within the fair value hierarchy. Impaired loans that are collateral-dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loan include: quoted market prices for identical assets classified as Level I inputs and observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs.
2010 Annual Report     45

	December 31, 2010
(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets Measured on a Nonrecurring Basis:
Impaired loans	$—	$4,312	$2,758	$7,070
Other real estate owned	—	2,302	—	2,302

	December 31, 2009
	Level I	Level II	Level III	Total

Assets Measured on a Nonrecurring Basis:
Impaired loans	$—	$5,644	$149	$5,793
Other real estate owned	—	2,164	—	2,164
The estimated fair value of the Company’s financial instruments at December 31 is as follows:

	December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
(Dollar amounts in thousands)	Value	Value	Value	Value

Financial assets:
Cash and cash equivalents	$30,635	$30,635	$41,153	$41,153
Investment securities available for sale	201,772	201,772	136,711	136,711
Net loans	366,277	347,599	348,660	332,401
Bank-owned life insurance	7,979	7,979	7,707	7,707
Federal Home Loan Bank stock	1,887	1,887	1,887	1,887
Accrued interest receivable	2,259	2,259	1,411	1,411

Financial liabilities:
Deposits	$565,251	$570,471	$487,106	$491,436
Short-term borrowings	7,632	7,632	6,800	6,800
Other borrowings	19,321	19,801	25,865	27,356
Accrued interest payable	790	790	905	905
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
Middlefield Banc Corp.     46

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
2010 Annual Report     47

20.	PARENT COMPANY
Following are condensed financial statements for the Company.

(Dollar amounts in thousands)	December 31,
CONDENSED BALANCE SHEET	2010	2009

ASSETS
Cash and due from banks	$257	$979
Interest-bearing deposits in other institutions	—	121
Investment securities available for sale	920	919
Investment in non-bank subsidiary	3,385	4,543
Investment in subsidiary bank	46,666	43,951
Other assets	840	248

TOTAL ASSETS	$52,068	$50,761

LIABILITIES
Trust preferred securities	$8,248	$8,248
Short-term borrowings	5,700	5,700
Other liabilities	98	106

TOTAL LIABILITIES	14,046	14,054

STOCKHOLDERS’ EQUITY	38,022	36,707

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$52,068	$50,761

(Dollar amounts in thousands)	Year Ended December 31,
CONDENSED STATEMENT OF INCOME	2010	2009	2008

INCOME
Dividends from subsidiary bank	$2,061	$2,189	$2,184
Interest income	3	9	10
Other	17	—	5

TOTAL INCOME	2,081	2,198	2,199

EXPENSES
Interest expense	773	547	539
Other	270	266	379

TOTAL INCOME	1,043	813	918

Income before income tax benefit	1,038	1,385	1,281
Income tax benefit	(348)	(273)	(323)

Income before equity in undistributed net income of subsidiaries	1,386	1,658	1,604
Equity in undistributed net income of subsidiaries	1,131	123	1,011

NET INCOME	$2,517	$1,781	$2,615

Middlefield Banc Corp.     48

(Dollar amounts in thousands)	Year Ended December 31,
CONDENSED STATEMENT OF CASH FLOWS	2010	2009	2008

OPERATING ACTIVITIES
Net income	$2,517	$1,781	$2,615
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(2,582)	(1,604)	(982)
Equity in undistributed net income of Emerald Bank	292	1,325	(29)
Equity in undistributed net income of EMORECO	1,159	156	—
Compensation expense on stock options	—	61	15
Other	(602)	(125)	168

Net cash provided by operating activities	784	1,594	1,787

INVESTING ACTIVITIES
Investment in subsidiary bank	(500)	(1,250)	—
Investment in non-bank subsidiary	—	(4,700)	—

Net cash (used for) investing activities	(500)	(5,950)	—

FINANCING ACTIVITIES
Net increase in short-term borrowings	—	5,700	—
Purchase of treasury stock	—	—	(1,351)
Exercise of stock options	—	—	21
Proceeds from dividend reinvestment plan	510	557	616
Cash dividends	(1,637)	(1,608)	(1,576)

Net cash provided by (used for) financing activities	1,127	4,649	(2,290)

Increase (decrease) in cash	(843)	293	(503)

CASH AT BEGINNING OF YEAR	1,100	807	1,310

CASH AT END OF YEAR	$257	$1,100	$807

21.	SUBSEQUENT EVENTS
In reliance on the Rule 506 private offering exemption in the Securities and Exchange Commission’s Regulation D, in the first quarter of 2011 the Company sold a total of 36,500 shares of common stock at the cash purchase price of $16 per share. The shares were offered and sold solely to investors qualifying as accredited investors under Rule 501(a) of Regulation D, including directors and executive officers. After commissions payable to the Company’s sales agent, the net proceeds to the Company from these sales were approximately $300,000. The additional capital will be used for general corporate purposes and to support subsidiary bank capital.
2010 Annual Report     49

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
(Dollar amounts in thousands)	2010	2010	2010	2010

Total interest income	$6,924	$7,332	$7,368	$7,470
Total interest expense	2,869	2,747	2,752	2,577

Net interest income	4,055	4,585	4,616	4,893
Provision for loan losses	439	690	1,226	1,225

Net interest income after provision for loan losses	3,616	3,895	3,390	3,668

Total noninterest income	609	685	695	634
Total noninterest expense	3,558	3,828	3,742	3,635

Income before income taxes	667	752	343	667
Income taxes	22	38	(120)	(28)

Net income	$645	$714	$463	$695

Per share data:
Net income
Basic	$0.41	$0.46	$0.29	$0.44
Diluted	0.41	0.46	0.29	0.44

Average shares outstanding
Basic	1,565,454	1,570,852	1,578,832	1,575,213
Diluted	1,567,441	1,572,084	1,578,832	1,575,821

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
(Dollar amounts in thousands)	2009	2009	2009	2009

Total interest income	$6,324	$6,305	$6,647	$6,775
Total interest expense	3,111	2,934	2,861	2,877

Net interest income	3,213	3,371	3,786	3,898
Provision for loan losses	154	260	1,346	818

Net interest income after provision for loan losses	3,059	3,111	2,440	3,080

Total noninterest income	624	636	690	718
Total noninterest expense	2,996	3,303	3,040	3,311

Income before income taxes	687	444	90	487
Income taxes	84	(17)	(123)	(17)

Net income	$603	$461	$213	$504

Per share data:
Net income
Basic	$0.39	$0.30	$0.14	$0.32
Diluted	0.39	0.30	0.14	0.32

Average shares outstanding
Basic	1,536,930	1,541,960	1,551,056	1,547,239
Diluted	1,541,247	1,543,538	1,551,069	1,551,069
Middlefield Banc Corp.     50

Board of Directors and Stockholders
Middlefield Banc Corp.
We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Wexford, PA
March 4, 2011
2010 Annual Report     51

Overview
The consolidated review and analysis of Middlefield Banc Corp. (“Company”) is intended to assist the reader in evaluating the performance of the Company for the years ended December 31, 2010, 2009, and 2008. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.
The Company is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On April 19, 2007, the Company acquired Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its two banking subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through ten locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while the banks are subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions. MBC and EB are members of the Federal Home Loan Bank (“FHLB”) of Cincinnati, which is one of the 12 regional banks comprising the FHLB System.
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
Significant Factors Affecting Financial Results
On October 23, 2009, MBC received from the Federal Reserve Bank of Cleveland approval to establish an asset resolution subsidiary. Organized as an Ohio corporation under the name EMORECO, Inc. and wholly owned by the Company, the purpose of the asset resolution subsidiary is to maintain, manage, and ultimately dispose of nonperforming loans and real estate acquired by subsidiary banks as the result of borrower default on real-estate-secured loans. EMORECO’s assets consist of 26 nonperforming loans and three real estate development properties consisting of 18 lots transferred by EB. EMORECO paid to EB a total of approximately $4.5 million for the nonperforming loans and real estate, using funds contributed by the Company, which were borrowed under its lines of credit. Federal law governing bank holding companies provides that a holding company subsidiary has limited real estate investment powers. EMORECO may only manage and maintain property and may not improve or develop property without advance approval of the Federal Reserve Bank.
Middlefield Banc Corp.     52

Effective February 11, 2010, the Board of Directors of the Company’s subsidiary, EB, entered into a Memorandum of Understanding (“MOU”) with the FDIC and the Ohio Division of Financial Institutions as a result of the joint examination by the FDIC and the Ohio Division of Financial Institutions completed in the fourth quarter of 2009. The MOU sets forth certain actions required to be taken by management of EB to rectify unsatisfactory conditions identified by the federal and state banking regulators that relate to EB’s concentration of credit for non-owner-occupied, one-to-four-family residential mortgage loans. The MOU requires EB to reduce delinquent and classified loans and enhance credit administration for non-owner-occupied residential real estate; to develop specific plans for the reduction of borrower indebtedness on classified and delinquent credits; to correct violations of laws and regulations listed in the joint examination report; to implement an earnings improvement plan; to maintain specified capital discussed below; to submit to the FDIC and the Ohio Division of Financial Institutions for review and comment a revised methodology for calculating and determining the adequacy of the allowance for loan losses; and to provide 30 days’ advance notification of proposed dividend payments. The MOU also requires EB to maintain a Tier I leverage capital ratio of at least 9 percent. EB is required by the terms of the MOU to submit updated plans to the Ohio Division of Financial Institutions and the FDIC regarding EB’s loan portfolio and profit plan, among other matters.
Compliance with the terms of the MOU is a high priority for the Company. Specific actions taken include the evaluation and reorganization of lending and credit administration personnel, the retention of collection and workout personnel, and the sale of nonperforming assets of approximately $4.5 million to EMORECO. To maintain EB’s Tier I capital at the level required by the MOU, the Company has restrained EB’s growth and has contributed to EB capital of $1.25 million in 2009 and $500,000 in 2010. As of December 31, 2010, EB’s Tier I leverage capital ratio was 9.45 percent.
In 2010 the Company continued to feel the impact of the recession that began in late 2007, with reduced loan demand and fewer good lending opportunities, sluggish local and regional economies, a depressed residential and commercial real estate market, and elevated unemployment levels. These factors have contributed to significant growth in our nonperforming assets, including loans in nonaccrual status and real estate acquired in satisfaction of defaulted debt. The growth of nonperforming assets has affected both EB and MBC. MBC, especially, experienced significant growth both in 2009 and in 2010, particularly with growth in interest-bearing deposits. As a result, the regulatory capital ratios of MBC and the Company as a whole declined in 2010, although by the end of 2010 MBC had begun to reverse that trend by restraining deposit growth.
Both MBC and the Company are implementing plans to reduce substandard assets and to maintain regulatory capital at elevated levels. The goal of the elevated capital levels is to account for the ongoing economic stress in the markets in which the Company and its subsidiary banks operate and to account for the growth that has already occurred in substandard and other nonperforming assets. MBC has also hired additional staff to enhance the ongoing monitoring and management of the credit portfolio generally as well as nonperforming assets in particular. In addition, in January of 2011, the Company’s board established a goal to achieve by December 31, 2011, and to maintain indefinitely thereafter Tier I leverage capital of 7.25 percent and total risk-based capital of 12 percent, both at the level of the Company and at MBC. The parent company board also affirmed the goal of restraining growth at the level of the subsidiary banks to promote achievement of these elevated capital level targets. The Company’s Tier I leverage capital was 6.69 percent as of December 31, 2010, with total risk-based capital of 11.69 percent. MBC’s Tier I leverage capital was 6.47 percent as of December 31, 2010, with total risk-based capital of 11.48 percent. No assurance can be given that capital enhancement and capital maintenance measures taken already or that are being taken will enable the Company and MBC to achieve their 7.25 percent Tier I leverage capital ratio and 12 percent total risk-based capital ratio goals as of year-end 2011, along with EB’s minimum 9 percent Tier I leverage capital requirement. Additional measures to achieve the capital goals could potentially be necessary, such as a reduction of dividends, but the Company is optimistic that the Company, MBC, and EB will achieve their capital goals based on the capital enhancement and maintenance measures taken already and being taken in 2011.
Consequently, for the immediate future, capital enhancement and reduction of nonperforming assets are a higher priority than growth. The Company does not anticipate significant deposit growth, and the percentage of assets represented by the securities portfolio will continue to exceed historical levels until loan demand in the Company’s markets recovers. An increase in loan demand and in the availability of high-quality lending opportunities depends on improvement in a broad range of economic factors in the markets in which the Company operates, including employment levels and the condition of the residential and commercial real estate markets in northeastern Ohio and in central Ohio.
2010 Annual Report     53

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
The allowance for loan loss balance as of December 31, 2010, totaled $6.2 million, representing a $1.3 million increase from the end of 2009. For the year of 2010, the provision for loan losses was $3.6 million, which represented an increase of $1.0 million from the $2.6 million provided during 2009. This level of provision during 2010 is reflective of the persistent economic conditions adversely impacting the market areas served by the Company’s affiliate banks, which have caused nonperforming loans to increase. Asset quality is a high-priority in our overall business plan as it relates to long-term asset growth projections. During 2010, net charge-offs increased by $1.1 million compared with 2009. Two key ratios to monitor asset quality performance are net charge-offs/average loans and the allowance for loan losses/nonperforming loans. At year-end 2010, these ratios were 0.63 percent and 31.1 percent, respectively, compared with 0.36 percent and 30.3 percent in 2009.
Valuation of Securities
Securities are classified as held-to-maturity or available-for-sale on the date of purchase. Only those securities classified as held-to-maturity are reported at amortized cost. Available-for-sale and trading securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income, net of related deferred income taxes, on the Consolidated Balance Sheets and noninterest income in the Consolidated Statements of Income, respectively. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Realized securities gains or losses are reported within noninterest income in the Consolidated Statements of Income. The cost of securities sold is based on the specific identification method. Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer and the Company’s intent and ability to hold the security to recovery. A decline in value that is considered to be other-than-temporary is recorded as a loss within noninterest income in the Consolidated Statements of Income. The Company believes the price movements in these securities are dependent upon the movement in market interest rates. The Company’s management also maintains the intent and ability to hold securities in an unrealized loss position to the earlier of the recovery of losses or maturity.
On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (OTTI). A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. Generally accepted accounting principles require the Company to assess whether the unrealized loss is other-than-temporary.
Middlefield Banc Corp.     54

An unrealized loss is generally deemed to be other-than-temporary and a credit loss is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the debt security. As a result the credit loss component of an OTTI is recorded as a component of investment securities gains (losses) in the accompanying Consolidated Statement of Income, while the remaining portion of the impairment loss is recognized in other comprehensive income, provided the Company does not intend to sell the underlying debt security and it is “more-likely-than-not” that the Company will not have to sell the debt security prior to recovery.
Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 91.7 percent of the total available-for-sale portfolio as of December 31, 2010, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of the state and political subdivisions security portfolio. The Company’s assessment of expected credit losses was concentrated mainly on private-label collateralized mortgage obligations of approximately $16.6 million, for which the Company evaluates credit losses on a quarterly basis. Gross unrealized gain and loss positions related to these private-label collateralized mortgage obligations amounted to $1.0 million and $328,000, respectively. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:
•	The length of time and the extent to which the fair value has been less than the amortized cost basis.
•	Changes in the near-term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default and significant changes in prepayment assumptions.
•	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities.
•
Any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the overall financial condition of the issuer, credit ratings, recent legislation and government actions affecting the issuer’s industry and actions taken by the issuer to deal with the present economic climate.

As of December 31, 2010, there was one available-for-sale debt security with an unrealized loss that had suffered OTTI which resulted in a $35,000 non-cash charge against noninterest income.
Refer to Note 4 in the consolidated financial statements.
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
2010 Annual Report     55

Changes in Financial Condition
General. The Company’s total assets increased $73.5 million, or 13.2 percent, to $632.2 million at December 31, 2010, from $558.7 million at December 31, 2009. This increase was composed of a net increase in investment securities of $65.1 million and net loans receivable of $17.6 million. This increase was partially offset by a decrease in cash and cash equivalents of $10.5 million.
The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $72.2 million, or 13.8 percent, to a total balance of $594.2 million at December 31, 2010, from $522.0 million at December 31, 2009. The Company also experienced an increase in total stockholders’ equity of $1.3 million.
The increase in total liabilities was primarily due to deposit growth for the year. Total deposits increased $78.1 million, or 16.0 percent, to $565.2 million at December 31, 2010, from $487.1 million as of December 31, 2009. The net increase in total stockholders’ equity can be attributed to an increase in common stock and net income less dividends paid.
Cash on hand, interest-earning deposits, and federal funds sold. Cash and due from banks, interest-earning deposits, and federal funds sold represent cash equivalents, which decreased a combined $10.5 million, or 25.6 percent, to $30.7 million at December 31, 2010, from $41.2 million at December 31, 2009. Deposits from customers into savings and checking accounts, loan and security repayments, and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases, and repayments of borrowed funds. The net decrease in 2010 can be attributed principally to a decrease in federal funds sold balances of $8.0 million, or 28.3 percent.
Securities. Management’s goal in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return, without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity. The balance of total securities increased $65.1 million, or 47.6 percent, as compared with 2009, with the ratio of securities to total assets also increasing to 31.9 percent at December 31, 2010, compared with 24.5 percent at December 31, 2009. This trend of higher-security investments was driven by an increase in mortgage-backed securities of $30.6 million, or 50.4 percent, as compared with year-end 2009. The growth in this segment of investments was the result of attractive yield opportunities and a desire to increase diversification within the Company’s securities portfolio. This growth was supported by an increase in obligations of state and political subdivisions securities and U.S. government agency securities of $20.2 million, or 35.5 percent, and $14.3 million, or 77.4 percent, respectively, from year-end 2009.
The Company continues to benefit from the advantages of mortgage-backed securities, which totaled $91.4 million, or 45.3 percent, of the Company’s total investment portfolio at December 31, 2010. The primary advantage of mortgage-backed securities has been the increased cash flows due to the more rapid (monthly) repayment of principal as compared with other types of investment securities, which deliver proceeds upon maturity or call date. The weighted-average federal tax equivalent (“FTE”) yield on all debt securities at year-end 2010 was 5.19 percent, as compared with 6.03 percent at year-end 2009 and 5.48 percent at year-end 2008. While the Company’s focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.
Middlefield Banc Corp.     56

The majority of all of the Company’s securities are valued based on prices compiled by third-party vendors using observable market data. However, certain securities are less actively traded and do not always have quoted market prices. The determination of their fair value, therefore, requires judgment, since this determination may require benchmarking to similar instruments or analyzing default and recovery rates. Examples include certain collateralized mortgage and debt obligations and high-yield debt securities
Loans receivable. The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and, to a lesser extent, construction and consumer loans. Net loans receivable increased $17.6 million, or 5.1 percent, to $366.3 million at December 31, 2010, from $348.7 million at December 31, 2009. Included in this growth were increases in real estate construction, commercial real estate, and residential real estate loans of $8.0, $5.5, and $4.8 million, respectively.
The product mix in the loan portfolio includes commercial loans comprising 15.5 percent, construction loans 4.3 percent, residential real estate loans 56.3 percent, commercial real estate loans 22.6 percent, and consumer loans 1.3 percent at December 31, 2010, compared with 16.1 percent, 2.2 percent, 58.0 percent, 22.3 percent and 1.4 percent, respectively, at December 31, 2009.
Loans contributed 72.5 percent of total interest income in 2010 and 77.8 percent in 2009. The loan portfolio yield of 5.82 percent in 2010 was 50 basis points greater than the average yield for total interest earning assets. Management recognizes that, while the loan portfolio holds some of the Company’s highest-yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Because of the Company’s increased levels of nonperforming assets, management has recently implemented additional procedures to make certain that MBC obtains current borrower financial information on an annual basis throughout the life of the loan obligation.
To minimize risks associated with changes in the borrower’s future repayment capacity, the Company generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.
The Company will continue to monitor the relatively mild pace of its loan portfolio growth during 2011. The Company’s lending markets remain challenging and have impacted loan growth due to increased payoffs and a flat-to-declining level of loan originations during 2010. The Company anticipates total loan growth to be marginal, with volume to continue at a flat-to-moderate pace throughout 2011. The Company remains committed to sound underwriting practices without sacrificing asset quality and avoiding exposure to unnecessary risk that could weaken the credit quality of the portfolio.
FHLB stock. FHLB stock remained unchanged at $1.9 million at December 31, 2010, when compared with the prior year.
Goodwill. Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed annually for impairment and any such impairment is recognized in the period identified by a charge to earnings. In assessing goodwill for impairment, management estimates the fair value of the Company’s banking subsidiary to which the goodwill relates. To arrive at fair value estimates, management considers prices received upon sale of other banking institutions of similar size and with similar operating results. Purchase prices as a multiple of earnings, book value, tangible book value, and deposits are considered and applied to the Company’s banking subsidiary. The process of evaluating goodwill for impairment requires management to make significant estimates and judgments. The use of different estimates, judgments, or approaches to estimate fair value could result in a different conclusion regarding impairment of goodwill. Based on the analysis, management has determined that there is no goodwill impairment.
2010 Annual Report     57

The Company annually utilizes the services of an independent third party that is regarded in the banking industry as an expert in valuing core deposits and monitoring the ongoing value of core deposit intangibles and goodwill on an annual basis. Goodwill balances were unchanged in 2010.
Bank-owned life insurance. Bank-owned life insurance (“BOLI”) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $272,000 to $8.0 million as of December 31, 2010, from $7.7 million at the end of 2009 as a result of the earnings of the underlying insurance policies.
Deposits. Interest-earning assets are funded generally by both interest-bearing and non-interest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions, and competition from other banks. The Company considers various sources when evaluating funding needs including, but not limited to, deposits, which represented 95.4 percent of the Company’s total funding sources at December 31, 2010. The deposit base consists of demand deposits, savings, money market accounts, and time deposits. Total deposits increased $78.1 million, or 16.0 percent, to $565.2 million at December 31, 2010, from $487.1 million at December 31, 2009.
Time deposits, particularly certificates of deposit (“CDs”), remain the most significant source of funding for the Company’s earning assets, making up 43.3 percent of total deposits. During 2010, time deposits increased $4.1 million, or 1.7 percent, from year-end 2009. This increase was the smallest increase in both dollar amount and percentage of any of the Bank’s deposit products. This is primarily due to the historically low market interest rates on CDs, leaving customers’ looking for more liquid deposit types.
Complementing the increase in time deposits was the increase in the Company’s savings balances, which were up $39.6 million, or 36.9 percent, to finish at $147.0 million at year-end 2010 as compared with $107.4 million at year-end 2009. Also adding to the Company’s deposit growth for the year was the increase in money market accounts, which were up $14.7 million, or 26.0 percent, from year-end 2009. Demand deposit accounts increased $19.8 million when compared with the prior year. The Company will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly utilize both retail and wholesale funds to support earning assets and minimize interest costs.
Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, lines of credit from other banks, and repurchase agreement borrowings. Borrowed funds decreased $5.7 million, or 17.4 percent, to $27.0 million at December 31, 2010, from $32.7 million at December 31, 2009. FHLB advances declined $6.5 million, with short-term borrowings increasing $832,000.
Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well capitalized guidelines. EB is required by the terms of its MOU to maintain Tier 1 leverage capital of at least 9 percent. To account for the ongoing economic stress in the markets in which the Company and its subsidiary banks operate and to account for the growth that has already occurred in substandard and other nonperforming assets, the Company’s board has established a goal to achieve Tier I leverage capital of at least 7.25 percent and total risk-based capital of at least 12 percent by December 31, 2011, both on the part of the Company and MBC. Shareholders’ equity totaled $38.0 million at December 31, 2010, compared with $36.7 million at December 31, 2009, which represents growth of 3.5 percent. Contributing most to this increase was year-to-date net income of $2.5 million. Offsetting the growth in capital were cash dividends paid of $1.6 million, or $1.04 per share, year-to-date.
Middlefield Banc Corp.     58

The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2010, shareholders invested more than $510,000 through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 26,441 new shares at an average price of $19.40.
Average balance sheet and yield/rate analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread, and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include nonaccrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34 percent.

	For The Year Ended December 31,
	2010			2009			2008
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)			(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable	$362,239	$21,084	5.82%	$335,714	$20,271	6.04%	$317,226	$21,426	6.75%
Investments securities (3)	177,377	7,835	5.19%	110,142	5,676	6.03%	96,277	4,349	5.48%
Interest-bearing deposits with other banks	32,466	175	0.54%	16,078	104	0.64%	7,701	263	3.41%

Total interest-earning assets	572,082	29,094	5.32%	461,934	26,051	5.85%	421,204	26,038	6.40%

Noninterest-earning assets	39,896			33,777			29,658

Total assets	611,978			495,711			450,862

Interest-bearing liabilities:
Interest-bearing demand deposits	$43,714	394	0.90%	$32,609	318	0.98%	$24,178	297	1.23%
Money market deposits	66,392	942	1.42%	37,200	760	2.04%	25,042	783	3.13%
Savings deposits	130,107	1,616	1.24%	87,295	1,371	1.57%	70,868	1,363	1.92%
Certificates of deposit	248,445	6,552	2.64%	225,821	7,847	3.47%	216,732	9,909	4.57%
Borrowings	30,865	1,441	4.67%	32,071	1,487	4.63%	36,229	1,706	4.70%

Total interest-bearing liabilities	519,523	10,945	2.11%	414,996	11,783	2.84%	373,049	14,058	3.77%

Noninterest-bearing liabilities
Other liabilities	53,350			44,358			44,762
Stockholders’ equity	39,105			36,357			33,051

Total liabilities and stockholders’ equity	$611,978			$495,711			$450,862

Net interest income		$18,149			$14,268			$11,980

Interest rate spread (1)			3.22%			3.01%			2.63%
Net yield on interest-earning assets (2)			3.41%			3.30%			3.06%
Ratio of average interest-earning assets to average interest-bearing liabilities			110.12%			111.31%			112.91%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(3)	Tax equivalent adjustments to interest income for tax-exempt securities were $1,365, $969, and $932 for 2010, 2009, and 2008 respectively.
2010 Annual Report     59

	2010 versus 2009			2009 versus 2008
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)
Interest-earning assets:
Loans receivable	$1,602	$(789)	$813	$1,249	$(2,404)	$(1,155)
Investments securities	4,057	(1,898)	2,159	760	567	1,327
Interest-bearing deposits with other banks	106	(35)	71	286	(445)	(159)

Total interest-earning assets	5,765	(2,722)	3,043	2,295	(2,282)	13

Interest-bearing liabilities:
Interest-bearing demand deposits	108	(32)	76	104	(83)	21
Money market deposits	597	(416)	181	381	(404)	(23)
Savings deposits	672	(427)	245	315	(307)	8
Certificates of deposit	786	(2,081)	(1,295)	415	(2,480)	(2,065)
Borrowings	(56)	11	(45)	(195)	(21)	(216)

Total interest-bearing liabilities	2,107	(2,945)	(838)	1,020	(3,295)	(2,275)

Net interest income	$3,658	$223	$3,881	$1,275	$1,013	$2,288

Changes in Results of Operations
2010 Results Compared to 2009 Results
General. The Company posted net income of $2.5 million, compared with $1.8 million for the year ended December 31, 2009. On a per share basis, 2010 earnings were $1.60 per diluted share, representing an increase from the $1.15 per diluted share for the year ended December 31, 2009. The return on average equity for the year ended December 31, 2010, was 6.44 percent and its return on average assets was 0.41 percent. The $736,000 or 41.3 percent improvement in net income between 2010 and 2009 can be attributed to an increase in net interest income of $3.9 million. This increase was partially offset by an increase in noninterest expense of $2.1 million and an increase of $1.0 million in provision for loan losses.
Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and interest-bearing liabilities. Net interest income increased by $3.9 million in 2010 to $18.1 million compared with $14.3 million for 2009. This increase is the net result of a $3.0 million rise in interest income which was supported by a decline in interest expense of $838,000. Interest-earning assets averaged $572.1 million during 2010, representing a $110.1 million, or 23.8 percent, increase since year-end 2009. The Company’s average interest-bearing liabilities increased 25.2 percent from $415.0 million in 2009 to $519.5 million in 2010.
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
The profit margin, or spread, on invested funds is a key performance measure. The Company monitors two key performance indicators- net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds, including the substantial volume of interest-free funds. For 2010 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.41 percent, compared with 3.30 percent in 2009.
Middlefield Banc Corp.     60

Interest income. Interest income increased $3.0 million to $29.1 million for 2010, which was partially attributed to an $813,000 increase in interest and fees on loans that was complemented by an increase in interest on investment securities. The change in interest income on securities was attributable to an increase in the average balance of investment securities of $67.2 million, or 61.0 percent, to $177.4 million for the year ended December 31, 2010, as compared with $110.1 million for the year ended December 31, 2009. The growth was offset by a decrease in the investment security yield to 5.19 percent for 2010, compared with 6.03 percent for 2009.
Interest and fees on loans increased $813,000 to $21.1 million for 2010, compared with $20.3 million for 2009. This increase was primarily attributable to the growth of the average balance of loans of $26.5 million to $362.2 million for the year ended December 31, 2010, as compared with $335.7 million for the year ended December 31, 2009, which was offset by a decline in the loan yield to 5.82 percent for 2010, compared with 6.04 percent for 2009. This decline was due to the fact that a large percentage of the loan portfolio uses the prime rate as its index. Loans continued to reprice to the historically low 3.25 percent prime rate throughout 2010.
Interest expense. Interest expense decreased $838,000, or 7.1 percent, to $10.9 for 2010, compared with $11.8 million for 2009. This change in interest expense can be attributed to an increase in the average balance of interest-bearing liabilities, which was more than offset by a 73-basis-point decline in the rate paid on these liabilities. For the year ended December 31, 2010, the average balance of interest-bearing liabilities grew by $104.5 million to $519.5 million as compared with $415.0 million for the year ended December 31, 2009. Interest incurred on deposits declined by $792,000 for the year from $10.3 million in 2009 to $9.5 million for year-end 2010. The change in deposit expense was due to an increase in the average balance of $105.7 million in 2010, which was more than offset by a 75-basis-point decline during the year. Interest incurred on FHLB advances, repurchase agreements, junior subordinated debt, and other borrowings declined $45,000, or 3.0 percent, to $1.4 million for 2010, compared with $1.5 million for 2009. The decline was mitigated by a four-basis-point increase in the rate paid on these borrowings during the year.
Loan loss provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses at December 31, 2010, was $3.6 million compared with $2.6 million in 2009. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectibility of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations.
Our asset quality numbers reflect the continued environment of sustained economic weakness, including continued high unemployment, increased levels of under-employment, and lower real estate values. In our northeastern Ohio markets, credit issues are tied to owner occupied residential properties. In contrast, our central Ohio market is reporting delinquencies tied to non-owner occupied residential properties. We believe that it is prudent, in light of the increased amount of nonperforming loans, to operate with higher levels of general loan loss reserves. During 2011, we will continue to provide a higher than historic level of provision to address credit quality issues.
2010 Annual Report     61

The increased loan loss provision, which has outpaced loan charge-offs, has substantially strengthened the allowance for loan losses. The ratio of the allowance for loan losses to total loans increased to 1.67 percent of total loans at December 31, 2010, compared with the 1.40 percent at December 31, 2009. During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. During November 2009, EMORECO purchased $4.6 million of nonperforming assets from EB. The Company provided $720,000 in support of loans held in EMORECO in 2010.
Noninterest income. Noninterest income decreased $45,000, or 1.7 percent, to $2.6 million for 2010 compared with $2.7 million for 2009. The decrease is due to a reduction in service charges on deposit accounts of $121,000. This decline is the result of changes in federal regulations regarding the collection of overdraft fees. This decrease was partially offset by the collection of rent on other real estate owned properties, a net gain of $11,000 on the sale of investment securities, and a $7,000 increase in income on bank-owned insurance policies.
Noninterest expense. Operating expenses increased $2.1 million, or 16.7 percent, to $14.8 million for 2010 compared with $12.7 million for 2009. Expense increases in salaries and employee benefits of $473,000 were the result of the addition of employees due to the growth of the Company and increases in employees’ health benefits. FDIC assessments increased $459,000 in 2010 as a result of the deposit growth for the year. Losses on the sale of other real estate owned increased $600,000, or 327.9 percent, to $783,000 when compared with the prior year. This increase reflects the Company’s active pursuit of sales opportunities of other real estate owned properties and a conservative approach in valuing these properties. Included in this total is the Company’s non-bank asset resolution subsidiary EMORECO, which had $730,000 in losses on the sale of other real estate owned. Other expenses increased to $3.1 million, up $760,000, or 33.0 percent, compared with the 2009 balance of $2.3 million. Included in this amount are expenses related to delinquent loans, foreclosures, and other real estate owned, which totaled $565,000, an increase of $521,000 over the prior year, which represents 62.5 percent of the increase. EMORECO had $353,000 in loan and other real estate owned expenses as of December 31, 2010. Based on the number of nonperforming loans, management believes that the higher-than-historic expenses related to asset quality will continue into 2011. Offsetting these increases is a reduction of $174,000 in data-processing costs, which occurred when the Company changed data processors in April 2010 and resulted in a more favorable data-processing contract. Additionally, the Company received Ohio state franchise tax refunds, which resulted in a $145,000 decrease when compared with 2009.
Provision for income taxes. The provision for income taxes decreased $15,000, or 20.5 percent, to a tax benefit of $88,000 for 2010, compared with a tax benefit of $73,000 in 2009. This decrease was due to an increase in pretax income of $721,000 during 2010. This increase was offset by the increase in non-taxable income from obligations of states and political subdivisions to $2.7 million, an increase of $768,000 when compared with 2009. The Company’s effective federal income tax rate in 2010 was (3.6) percent compared to (4.3) percent in 2009.
2009 Results Compared to 2008 Results
General. The Company posted net income of $1.8 million, compared with $2.6 million for the year ended December 31, 2008. On a per share basis, 2009 earnings were $1.15 per diluted share, representing a decrease from the $1.69 per diluted share for the year ended December 31, 2008. The return on average equity for the year ended December 31, 2009, was 4.90 percent and its return on average assets was 0.36 percent. The $834,000, or 31.9 percent, decline in net income between 2009 and 2008 can primarily be attributed to an increase in total noninterest expense of $2.1 million and provision for loan losses of $2.0 million. This decrease was partially offset by a reduction of interest expense of $2.3 million and an increase of $442,000 in noninterest income.
Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and interest-bearing liabilities. Net interest income increased by $2.3 million in 2009 to $14.3 million, compared with $12.0 million for 2008. This increase is the net result of a $13,000 rise in interest income, which was supported by a major decline in interest expense of $2.3 million. Interest-earning assets averaged $461.9 million during 2009, representing a $40.7 million, or 9.7 percent, increase since year-end 2008. The Company’s average interest-bearing liabilities increased 11.2 percent, from $373.1 million in 2008 to $415.0 million in 2009.
Middlefield Banc Corp.     62

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
The profit margin, or spread, on invested funds is a key performance measure. The Company monitors two key performance indicators- net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds, including the substantial volume of interest-free funds. For 2009 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.30 percent, compared with 3.06 percent in 2008.
Interest income. Interest income increased $13,000 to $26.1 million for 2009, which was attributed to a $1.2 million decline in interest and fees on loans that was offset by an increase in interest on investment securities. The change in interest income on securities was primarily attributable to an increase in the average balance of investment securities of $13.9 million, or 14.4 percent, to $110.1 million for the year ended December 31, 2009, as compared with $96.3 million for the year ended December 31, 2008. In addition to growth there was also an increase in the investment security yield to 6.03 percent for 2009, compared with 5.48 percent for 2008.
Interest and fees on loans declined $1.1 million to $20.3 million for 2009, compared with $21.4 million for 2008. This decrease was primarily attributable to the growth of the average balance of loans of $18.5 million to $335.7 million for the year ended December 31, 2009, as compared with $317.2 million for the year ended December 31, 2008, which was offset by a decline in the loan yield to 6.04 percent for 2009, compared with 6.75 percent for 2008. This decline was due to the fact that a large percentage of the loan portfolio uses the prime rate as its index. The prime rate averaged 3.25 percent in 2009 as compared to 5.09 percent in 2008.
Interest expense. Interest expense decreased $2.3 million, or 16.2 percent, to $11.8 for 2009, compared with $14.1 million for 2008. This change in interest expense can be attributed to an increase in the average balance of interest-bearing liabilities, which was more than offset by a 93-basis-point decline in the rate paid on these liabilities. For the year ended December 31, 2009, the average balance of interest-bearing liabilities grew by $42.0 million to $415.0 million, as compared with $373.1 million for the year ended December 31, 2008. Interest incurred on deposits declined by $2.1 million for the year from $12.4 million in 2008 to $10.3 million for year-end 2009. The change in deposit expense was due to an increase in the average balance of $46.1 million in 2009, which was more than offset by a 98-basis-point decline during the year. Interest incurred on FHLB advances, repurchase agreements, junior subordinated debt, and other borrowings declined $216,000, or 12.7 percent, to $1.5 million for 2009, compared with $1.7 million for 2008. The decline was also attributable to a seven-basis-point decrease in the rate paid on these borrowing during the year.
Loan loss provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses at December 31, 2009, was $2,578,000 compared with $608,000 in 2008. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations.
2010 Annual Report     63

Our asset quality numbers reflect the continued environment of sustained economic weakness, including continued high unemployment, increased levels of under-employment, and lower real estate values. In our northeastern Ohio markets, credit issues are tied to owner-occupied residential properties. In contrast, our central Ohio market is reporting delinquencies tied to non-owner-occupied residential properties. We believe that it is prudent, in light of the increased amount of nonperforming loans, to operate with higher levels of general loan loss reserves.
The increased loan loss provision, which has significantly outpaced loan charge-offs, has substantially strengthened the allowance for loan losses. The ratio of the allowance for loan losses to total loans increased to 1.40 percent of total loans at December 31, 2009, compared with the 1.28 percent reported at September 30, 2009, and 1.11 percent at December 31, 2008. During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. During November 2009, EMORECO purchased $4.6 million of nonperforming assets from EB.
Noninterest income. Noninterest income increased $442,000, or 19.8 percent, to $2.7 million for 2009 compared with $2.2 million for 2008. Earnings on bank-owned life insurance were lower, reflective of the current interest rate environment. During 2008, the Company recognized a charge for other-than-temporary impairment on securities of $376,000. A similar charge, in the amount of $88,000, was recognized in 2009. Management has concluded that it is probable that there has been an adverse change in estimated cash flows for those securities, which management deemed to be other-than-temporarily impaired in accordance with generally accepted accounting principles.
Noninterest expense. Operating expenses increased $2.0 million, or 19.4 percent, to $12.7 million for 2009 compared with $10.6 million for 2008. Expense increases in salaries and employee benefits of $1.0 million, occupancy expense of $43,000, and data processing costs of $114,000 during 2009 are all directly related to the growth of the Company. MBC opened its Cortland office in June 2008, while EB acquired an office in Westerville in November 2008. Both of these actions, while expanding the Company’s footprint, contributed to the higher expense levels. The premium for FDIC insurance increased 276.5 percent in 2009 to $707,000 compared with $188,000 for 2008.
Provision for income taxes. The provision for income taxes declined $460,000, or 118.8 percent, to a benefit of ($73,000) for 2009, compared with $387,000 for 2008. This decrease was primarily the result of a decline in income before taxes of $1.3 million, or 43.1 percent, to $1.7 million for 2009, compared with $3.0 million for 2008. The Company’s effective federal income tax rate in 2009 was (4.3) percent compared with 12.9 percent in 2008.
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
Middlefield Banc Corp.     64

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
The Company has established the following guidelines for assessing interest rate risk:
Net interest income simulation. Given a 200-basis-point parallel gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period.
Portfolio equity simulation. Portfolio equity is the net present value of the Company’s existing assets and liabilities. Given a 200-basis-point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 20% of stockholders’ equity.
The following table presents the simulated impact of a 200-basis-point upward or downward shift of market interest rates on net interest income and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2010, remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2010, levels for net interest income, and portfolio equity. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2010, for portfolio equity:

	Increase	Decrease
	+200 BP	-200 BP

Net interest income—increase (decrease)	(0.04)%	1.81%
Portfolio equity—increase (decrease)	(17.50)%	(7.48)%
2010 Annual Report     65

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
In 2010, the combination of sustained weakness in commercial real estate values and a sluggish economy continued to have an adverse impact on the financial condition of commercial borrowers. These factors resulted in the Company downgrading loan quality ratings of several commercial loans during the year. The distressed commercial real estate market also caused certain existing impaired commercial real estate loans to become under-collateralized during the year, resulting in the loans being charged down to the estimated net realizable value of the underlying collateral.
At December 31, 2010, the Company’s allowance for loan losses showed an increase of $1.3 million, for a balance of $6.2 million compared with $4.9 million from December 31, 2009. The allowance now represents 1.67 percent of the gross loan portfolio as compared with 1.40 percent for the previous year. The increase in the allowance for loan losses was necessitated by loan downgrades and an increase to specific reserves for impaired commercial real estate loans discussed above, coupled with the impact of charge-offs remaining at an elevated level. Net loan charge-offs totaled $2.3 million, or 0.63 percent of average loans, in 2010, compared with $1.2 million, or 0.36 percent, for 2009. To maintain the adequacy of the allowance for loan losses, the Company recorded a yearly provision for loan loss of $3.6 million versus $2.6 million for 2009.
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
Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses was adequate at December 31, 2010, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review the Company’s loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.
Middlefield Banc Corp.     66

The following table sets forth information concerning the Company’s allowance for loan losses at the dates and for the periods presented.

	For the Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Allowance balance at beginning of period	$4,937	$3,557	$3,299
Loans charged off:
Commercial and industrial	(450)	(217)	(278)
Real estate — construction	—	—	—
Real estate — mortgage:
Residential	(1,433)	(768)	(2)
Commercial	(428)	(81)	—
Consumer installment	(59)	(221)	(135)

Total loans charged off	(2,370)	(1,287)	(415)

Recoveries of loans previously charged off:
Commercial and industrial	40	33	30
Real estate — construction	—	—	—
Real estate — mortgage:
Residential	—	—	2
Commercial	—	—	—
Consumer installment	34	56	33

Total recoveries	74	89	65

Net loans charged off	(2,296)	(1,198)	(350)

Provision for loan losses	3,580	2,578	608

Allowance balance at end of period	$6,221	$4,937	$3,557

Loans outstanding:
Average	$362,239	$335,714	$317,226
End of period	372,498	353,597	321,575

Ratio of allowance for loan losses to loans outstanding at end of period	1.67%	1.40%	1.11%

Net charge offs to average loans	(0.63)	(0.36)	(0.11)
The following table illustrates the allocation of the Company’s allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2010		2009		2008
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
	(Dollars in thousands)		(Dollars in thousands)		(Dollars in thousands)
Type of Loans:
Commercial and industrial	$1,234	15.4%	$864	16.1%	$961	20.7%
Real estate — construction	356	4.3	—	2.2	—	2.5
Mortgage:
Residential	3,392	56.3	2,816	58.0	2,048	62.0
Commercial	1,143	22.6	1,198	22.3	521	13.3
Consumer installment	96	1.4	59	1.4	27	1.5

Total	$6,221	100%	$4,937	100%	$3,557	100%

2010 Annual Report     67

Nonperforming assets. Nonperforming assets included nonaccrual loans, troubled debt restructuring (“TDR”), renegotiated loans, loans 90 days or more past due, other real estate, and repossessed assets. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. At the time the accrual of interest is discontinued, future income is recognized only when cash is received. TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company had 13 TDRs with a combined principal balance of $1.6 million as of December 31, 2010. Nonperforming loans amounted to $20.0 million, or 5.4 percent, and $16.3 million, or 4.6 percent of total loans, at December 31, 2010 and December 31, 2009, respectively. The increase in nonperforming assets has occurred primarily in commercial and one-to-four-family real estate loans and other real estate owned. Nonperforming loans secured by real estate totaled $16.2 million as of December 31, 2010, up $3.3 million from $12.9 million at December 31, 2009. The depressed state of the economy and persistently high levels of unemployment have contributed to this trend, as well as the decline in the housing market across our geographic footprint that reflected declining home prices and increasing inventories of houses for sale. Real estate owned is written down to fair value at its initial recording and continually monitored.
A major factor in determining the appropriateness of the allowance for loan losses is the type of collateral which secures the loans. Of the total nonperforming loans at December 31, 2010, 80.8 percent were secured by real estate. Although this does not insure against all losses, the real estate provides substantial recovery, even in a distressed-sale and declining-value environment. In response to the poor economic conditions which have eroded the performance of the Company’s loan portfolio, additional resources have been allocated to the loan workout process. The Company’s objective is to work with the borrower to minimize the burden of the debt service and to minimize the future loss exposure to the Company.
The following table summarizes nonperforming assets by category.

	At December 31,
	2010	2009	2008
	(Dollars in thousands)
Loans accounted for on a nonaccrual basis:
Commercial and industrial	$2,540	$2,960	$1,530
Real estate — construction	648	248	469
Real estate — mortgage:
Residential	11,686	10,134	3,902
Commercial	3,513	1,175	351
Consumer installment	12	2	2

Total non-accrual loans	18,399	14,519	6,254

Troubled debt restructuring:
Commercial and industrial	619	—	—
Real estate — construction	—	—	—
Real estate — mortgage:
Residential	530	—	—
Commercial	428	—	—
Consumer installment	10	—	—

Total troubled debt restructuring	1,587	—	—

Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	—	9	558
Real estate — construction	—	205	—
Real estate — mortgage:
Residential	—	441	1,659
Commercial	—	1,111	—
Consumer installment	—	—	9

Total accruing loans which are contractually past due 90 days or more	—	1,766	2,226

Total nonperforming loans	$19,986	$16,285	$8,480
Real estate owned	2,302	2,164	1,106

Total nonperforming assets	$22,288	$18,450	$9,586

Total nonperforming loans to total loans	5.37%	4.61%	2.64%

Total nonperforming loans to total assets	3.16%	2.92%	1.81%

Total nonperforming assets to total assets	3.53%	3.30%	2.05%

Middlefield Banc Corp.   68

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
Unless otherwise required by the loan terms, cash receipts on impaired loans are applied first to accrued interest receivable except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.
Interest income recognized on nonaccrual loans during all of the periods was insignificant. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.
Liquidity and Capital Resources
Liquidity. Management’s objective in managing liquidity is maintaining the ability to continue meeting the cash flow needs of bank customers, such as borrowings or deposit withdrawals, as well as the Company’s own financial commitments. The principal sources of liquidity are net income, loan payments, maturing and principal reductions on securities and sales of securities available for sale, federal funds sold, and cash and deposits with banks. Along with its liquid assets, the Company has additional sources of liquidity available to ensure that adequate funds are available as needed. These include, but are not limited to, the purchase of federal funds; the ability to borrow funds under line of credit agreements with correspondent banks; a borrowing agreement with the Federal Home Loan Bank of Cincinnati, Ohio, and the adjustment of interest rates to obtain deposits. Management believes that the Company has the capital adequacy, profitability, and reputation to meet the current and projected needs of its customers.
We manage liquidity based upon factors that include the amount of core deposits as a percentage of total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, and the repricing characteristics and maturities of our assets when compared with the repricing characteristics of our liabilities and other factors.
2010 Annual Report   69

The Company’s liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., Federal funds sold) and investment securities classified as available for sale. The level of these assets is dependent on the Company’s operating, investing, and financing activities during any given period. At December 31, 2010, cash and cash equivalents totaled $30.6 million, or 4.8 percent of total assets, while investment securities classified as available for sale totaled $201.8 million, or 31.9 percent of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.
Operating activities provided net cash of $5.7 million, $1.1 million, and $3.2 million for 2010, 2009, and 2008, respectively, generated principally from net income of $2.5 million, $1.8 million, and $2.6 million in each of these respective periods.
Investing activities used $87.6 million, which consisted primarily of loan originations and repayments and investment purchases and maturities. These cash usages primarily consisted of loan increases of $23.0 million, as well as investment purchases of $113.9 million. Partially offsetting the usage of investment activities is $42.8 million of proceeds from investment security maturities and repayments. For the same period ended 2009, investing activities used $65.5 million in funds, principally for the net origination of loans and the purchase of investment securities of $34.5 million and $52.2 million, respectively. During the same period ended 2008, cash usages primarily consisted of loan originations of $13.4 million as well as investment purchases of $39.1 million.
Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2010, net cash provided by financing activities totaled $71.3 million, principally derived from an increase in deposit accounts of $78.1 million and offset by $6.5 million to repay FHLB borrowings. During 2009, net cash provided by financing activities totaled $88.1 million, principally derived from an increase in deposit accounts and offset by the repayment of other borrowings. During the same period ended 2008, net cash provided by financing activities was $30.6 million, principally derived from an increase in deposit accounts.
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
The Company and its subsidiaries are subject to federal regulations imposing minimum capital requirements. Management monitors both the Company’s and banks’ Total risk-based, Tier I risk-based, and Tier I leverage capital ratios to assess compliance with regulatory guidelines. At December 31, 2010, both the Company and its subsidiaries exceeded the minimum risk-based and leverage capital ratio requirements. The Company’s Total risk-based, Tier I risk-based, and Tier I leverage ratios were 11.79 percent, 10.53 percent, and 6.73 percent at December 31, 2010. MBC’s Total risk-based, Tier I risk-based, and Tier I leverage ratios were 11.55 percent, 10.32 percent, and 6.50 percent, and EB’s were 14.63 percent, 13.34 percent, and 9.50 percent, respectively, at December 31, 2010.
Middlefield Banc Corp.   70

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
The Company had approximately 1,052 stockholders of record as of January 21, 2011. There is no established market for the Company’s common stock. The stock is traded very infrequently. Bid prices are quoted from time to time in the “pink sheets” under the symbol “MBCN.” The “pink sheets” is a quotation service for over-the-counter securities that is maintained by Pink OTC Markets Inc., a privately owned company. The following table shows the high and low bid prices of and cash dividends paid on the Company’s common stock in 2010 and 2009, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown, or commissions, and does not necessarily represent actual transactions.

			Cash
	High	Low	Dividends
	Bid	Bid	Per share
2010
First Quarter	$24.50	$19.50	$0.26
Second Quarter	$23.00	$18.67	$0.26
Third Quarter	$20.00	$16.99	$0.26
Fourth Quarter	$18.00	$16.25	$0.26

2009
First Quarter	$22.50	$20.00	$0.26
Second Quarter	$23.00	$19.50	$0.26
Third Quarter	$19.50	$15.25	$0.26
Fourth Quarter	$24.00	$14.99	$0.26
2010 Annual Report   71

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
Richard T. Coyne — 2007
Chairman, Board of Directors, Middlefield Banc Corp.
The Middlefield Banking Company
Retired: Jaco Products and Capital Plastics

James L. Long — 2008
President and Chief Executive Officer
Emerald Bank
Officers
James L. Long — 2008
President and Chief Executive Officer
Donald L. Stacy — 2007
Chief Financial Officer and Treasurer
Joe T.Glassco- 2009
Vice President
Commercial Lender
Charles T. Woodson — 2008
Assistant Vice President
Westerville Branch Manager
Laura E. Neale-2010
Assistant Vice President
Commercial Lender
Barbara J. Howard — 2004
Administrative Officer
Accountingo
Jessica L. Vituccio — 2009
Administrative Officer
Loan Specialist
Melody A. Askey — 2009
Compliance Officer

Middlefield Banc Corp.   74

Staff
Dublin Office:
Megan Davie — 2010 — Branch Supervisor
Elaine Gaub — 2005 — Customer Services
Marcia Boatwright — 2009 — Customer Services
Westerville Branch:
Lisa Stokes — 2006 — Teller Supervisor
Rebekah Bolton — 2008 — Customer Services
Valorie Thorpe — 2010 — Customer Services
Branch Locations
Dublin Branch Drive up ATM
6215 Perimeter Drive
Dublin, Ohio 43017
614.793.4631 • fax: 614.793.8922
Westerville Branch Drive up ATM
17 North State Street
Westerville, Ohio 43081
614.890.7832 • fax: 614.890.4633

2010 Annual Report   75

Staff

Main Office:
Mary Gerbasi — 2010 — Branch Manager
Louise Fenselon — 1984 — Head Teller
Bonnie Steele — 1985 — Customer Service Representative
Diana Koller — 1998 — Teller
Rachel Reese — 2005 — Teller
Amanda Howes — 2006 — Teller
Jenna Janssen — 2006 — Receptionist
Kristina Stephens — 2006 — CSR/Licensed Annuity Specialist
Linda Chandler — 2007 — Teller
Rachel DeYoung — 2010 — Teller*
Cheryl Kleinhenz — 2010 — Teller*
Andrea Scheid — 2010 — Teller*
Ryan Stuver — 2010 — Teller

West Branch:
Patti Haendel — 1982 — CSR / Licensed Annuity Specialist
Rachel Lilly — 1985 — Head Teller
Amy Kothera — 2006 — Teller
Brenda Bowden — 2008 — Teller
Bethany Rowland — 2008 — Teller
Melissa Mathews — 2009 — Teller
Karrie Simcox — 2009 — Teller*

Garrettsville Branch:
Gretchen Cram — 2008 — Branch Manager
Vickie Moss — 1998 — Teller
Colleen Steele — 1998 — Head Teller
Dawn Semich — 2005 — CSR / Licensed Annuity Specialist
LynnRae Derthick — 2006 — Teller
Leah McPhail — 2006 — Teller*
Brittany Lee — 2010 — Teller*
Sherry Myers — 2010 — Teller*

Mantua Branch:
Rebecca Reinard — 2002 — Teller
Jodie Lawless — 2004 — Customer Service Representative
Allen Jenkins, Jr — 2010 — Teller*

Chardon Branch:
Amanda DiMeolo — 2001 — CSR/Licensed Annuity Specialist
Gretchen Mihalic — 2001 — Teller*
Beverly Palinsky — 2005 — Teller*
Dottie Brown — 2006 — Head Teller
Dianne Knuth — 2009 — Teller*
Jean Maur — 2010 — Teller

Orwell Branch:
Jessica Slusher — 2006 — Teller*
Lisa Swango — 2006 — CSR/Licensed Annuity Specialist
Melissa Gay — 2008 — Teller*
Denise Smith — 2009 — Teller
Sue Haehn — 2010 — Teller*
Newbury Branch:
Kathy Shanholtzer — 2007 — Branch Manager
Diane Thomas — 2006 — Teller*
Jodi Fisher — 2008 — Head Teller
Helen Milburn — 2008 — Customer Service Representative
Marlene Stefancin — 2009 — Teller*
Cortland Branch:
Jeanette Meardith — 2006 — Teller
Shannon Smith — 2009 — Teller
Tami Davenport — 2010 — Teller*
Angie Lewis — 20 1 0 — Customer Service Representative
Loan Department:
Helen Stowe — 1985 — Loan Administrative Assistant
Jane Armstrong — 1998 — Lender
Vivian Helmick — 1998 — Loan Administrative Assistant
Carolyn Fackler — 2001 — Loan Administrative Assistant
Sue Trumbull — 2005 — Loan Administrative Assistant
Joan Limpert — 2006 — Loan Administrative Assistant
Brian Martinko — 2006 — Lender
Darleen Beaver — 2007 — Loan Receptionist
Linda Hammel — 2008 — Loan Collection Manager
Terry Lehmann — 2009 — Credit Analyst
J Thomas Browne — 2010 — Credit Analyst
Carmella Honkala — 2010 — Loan Administrative Assistant
Michael Morrison — 2010 — Special Assets Manager
Brett Richey — 2010 — Special Assets Manager
Mark Sawyer — 2010 — Loan Department Supervisor
Operations:
Karen Westover — 1983 — Bookkeeper
Pamela Malcuit — 1989 — Bookkeeper
Donna Williams — 1990 — Bookkeeper
Lauren Harth — 1995 — Audit Assistant*
Tara Morgan — 1997 — Proof Operator
Bonnie Hofstetter — 1998 — Courier*
Lisa Sanborn — 2000 — Electronic Banking Specialist
Marcia Dziczkowski — 2008 — Float Teller
David Harth — 2008 — Facility Manager
Sherry Krok — 2008 — Bookkeeper
Carrie Reiter — 2008 — Courier*
Donna Marcello — 2009 — Float Teller
Dale Moore — 2009 — Computer Support Technician
Michael Wolf — 2009 — Accounting Specialist
David Krems — 2010 — Float Teller
Noelle McLure — 2010 — Customer Support Specialist
Financial Services:
Thomas Hart — 2004 — Financial Consultant

*	denotes part time
Middlefield Banc Corp.   76

Officers
Thomas G. Caldwell — 1986
President and Chief Executive Officer
James R. Heslop, II — 1996
Executive Vice President
Chief Operating Officer
Teresa M. Hetrick — 1996
Senior Vice President
Operations/ Administration
Jay P. Giles — 1998
Senior Vice President
Senior Lender
Donald L. Stacy — 1999
Senior Vice President
Chief Financial Officer
Dennis E. Linville — 2006
Senior Vice President
Area Executive
Kathleen M. Johnson — 1971
Vice President
Chief Accounting Officer
Joann Vance — 1986
Vice President
Human Resource Administrator
Alfred F. Thompson, Jr. — 1996
Vice President
Loan Administration
Sharon R. Jarold — 2001
Vice President/ Lending
Thomas N. Munson — 2003
Vice President/ Lending
Matthew E. Bellin — 2006
Vice President
Commercial Lender
Felicia M. Hough — 2009
Vice President
Regional Branch Administration
Courtney M. Erminio — 2010
Vice President
Risk Officer
Karen D. Branham — 1983
Assistant Vice President
Bookkeeping Manager
Gail A. Neikirk — 1983
Assistant Vice President
Executive Secretary
Thomas R. Neikirk — 1994
Assistant Vice President
West Branch Manager
Marlin J. Moschell — 2000
Assistant Vice President
Orwell Lending Officer
Kevin J.Mitchell — 2007
Assistant Vice President
Orwell Branch Manager
Kathy Vanek — 1998
Banking Officer
Cortland Branch Manager
Joan L. Sweet — 2002
Banking Officer
Mantua Branch Manager
Jean M. Carter — 2009
Banking Officer
Chardon Branch Manager
Melody A. Askey — 2005
Compliance/CRA Officer

2010 Annual Report   77

Main Office Walk up ATM
15985 East High Street, P.O. Box 35
Middlefield, Ohio 44062
888.801.1666 • 440.632.1666 • fax: 440.632.1700
Garrettsville Branch Drive up ATM
8058 State Street
Garrettsville, Ohio 44231
888.801.2121 • 330.527.2121 • fax: 330.527.4210
Chardon Branch Drive up ATM
348 Center Street, P.O. Box 1078
Chardon, Ohio 44024
888.801.1666 • 440.286.1222 • fax: 440.286.1111
Newbury Branch Drive up ATM
11110 Kinsman Road, Suite 1, P.O. Box 208
Newbury, Ohio 44065
888.801.1666 • 440.564.7000 • fax: 440.564.7004

Middlefield Banc Corp.   78

Middlefield West Branch Drive up ATM
15545 West High Street, P.O. Box 35
Middlefield, Ohio 44062
888.801.1666 • 440.632.1666 • fax: 440.632.9781
Mantua Branch Walk up ATM
10519 Main Street, P.O. Box 648
Mantua, Ohio 44255
877.274.0881 • 330.274.0881 • fax: 330.274.0883
Orwell Branch Drive up ATM
30 South Maple Street, P.O. Box 66
Orwell, Ohio 44076
888.801.1666 • 440.437.7200 • fax: 440.437.1111
Cortland Branch Drive up ATM
3450 Niles-Cortland Road, P.O. Box 636
Cortland, Ohio 44410
888.801.1666 • 330.637.3208 • fax: 330.637.3207

2010 Annual Report   79

Main Office	Mantua Branch	Newbury Branch
15985 East High Street	10519 Main Street	111 10 Kinsman Road
440.632.1666	330.274.0881	440.564.7000

West Branch	Chardon Branch	Cortland Branch
15545 West High	348 Center Street	3450 Niles-Cortland Road
Street 440.632.1666	440.286.1222	330.637.3208

Garrettsville Branch	Orwell Branch
8058 State Street	30 South Maple Street
330.527.2121	440.437.7200

Dublin Branch	Westerville Branch
6215 Perimeter Drive	17 North State Street
614.793.4631	614.890.7832

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
A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 5), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course by management or employees in the normal course of performing their assigned functions.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.
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

Date: March 18, 2011

By:	/s/ Donald L. Stacy Donald L. Stacy
Treasurer
(Principal Financial & Accounting Officer)

Date: March 18, 2011