Form 10-K, Exhibit 13
period 2012-12-31
MIDDLEFIELD BANC CORP
filed 2013-03-13
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Middlefield Banc Corp.

We have audited the accompanying consolidated balance sheet of Middlefield Bane Corp. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass A.C.
S.R. Snodgrass A.C.
Wexford, Pennsylvania
March 13, 2013

MIDDLEFIELD BANC CORP.
CONSOLIDATED BALANCE SHEET
(Dollar amounts in thousands)

	December 31,
	2012	2011

ASSETS
Cash and due from banks	$33,568	$15,730
Federal funds sold	11,778	18,660
Cash and cash equivalents	45,346	34,390
Investment securities available for sale, at fair value	194,472	193,977
Loans	408,433	401,880
Less allowance for loan losses	7,779	6,819
Net loans	400,654	395,061
Premises and equipment, net	8,670	8,264
Goodwill	4,559	4,559
Core deposit intangibles	195	235
Bank-owned life insurance	8,536	8,257
Accrued interest and other assets	7,856	9,808

TOTAL ASSETS	$670,288	$654,551

LIABILITIES
Deposits:
Noninterest-bearing demand	$75,912	$63,348
Interest-bearing demand	63,915	55,853
Money market	81,349	75,621
Savings	175,406	167,207
Time	196,753	218,933
Total deposits	593,335	580,962
Short-term borrowings	6,538	7,392
Other borrowings	12,970	16,831
Accrued interest and other liabilities	2,008	2,113
TOTAL LIABILITIES	614,851	607,298

STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 2,181,763 and 1,951,868 shares issued	34,295	31,240
Retained earnings	22,485	18,206
Accumulated other comprehensive income	5,391	4,541
Treasury stock, at cost; 189,530 shares	(6,734)	(6,734)
TOTAL STOCKHOLDERS' EQUITY	55,437	47,253

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$670,288	$654,551

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF INCOME
(Dollar amounts in thousands, except per share data)

	Year Ended December 31,

	2012	2011	2010
INTEREST INCOME
Interest and fees on loans	$22,418	$21,854	$21,084
Interest-bearing deposits in other institutions	26	14	15
Federal funds sold	20	12	52
Investment securities:
Taxable interest	3,209	4,862	5,185
Tax-exempt interest	2,976	2,883	2,650
Dividends on stock	97	102	108
Total interest income	28,746	29,727	29,094

INTEREST EXPENSE
Deposits	5,728	7,467	9,504
Short-term borrowings	261	235	249
Other borrowings	294	400	642
Trust preferred securities	164	550	550
Total interest expense	6,447	8,652	10,945

NET INTEREST INCOME	22,299	21,075	18,149

Provision for loan losses	2,168	3,085	3,580

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	20,131	17,990	14,569

NONINTEREST INCOME
Service charges on deposit accounts	1,765	1,512	1,784
Investment securities gains (losses), net	610	(173)	11
Earnings on bank-owned life insurance	279	278	273
Gains on sale of loans	85	-	-
Other income	712	620	555
Total noninterest income	3,451	2,237	2,623

NONINTEREST EXPENSE
Salaries and employee benefits	7,127	7,233	6,411
Occupancy expense	959	953	946
Equipment expense	759	556	626
Data processing costs	772	693	743
Ohio state franchise tax	590	461	348
Federal deposit insurance expense	487	966	1,166
Professional fees	948	800	678
Losses on other real estate owned	258	497	783
Advertising expenses	423	439	401
Other real estate expenses	498	194	82
Other expense	2,818	2,709	2,579
Total noninterest expense	15,639	15,501	14,763

Income before income taxes	7,943	4,726	2,429
Income taxes (benefit)	1,662	596	(88)

NET INCOME	$6,281	$4,130	$2,517

EARNINGS PER SHARE
Basic	$3.29	$2.45	$1.60
Diluted	3.28	2.45	1.60

DIVIDENDS DECLARED PER SHARE	$1.04	$1.04	$1.04

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Dollar amounts in thousands)

	Year Ended December 31,
	2012	2011	2010

Net income	$6,281	$4,130	$2,517

Other comprehensive income:

Net unrealized holding gain (loss) on available for sale investment securities	1,897	5,969	(103)
Tax effect	(644)	(2,029)	35

Reclassification adjustment for investment security (gains) losses included in net income	(610)	173	(11)
Tax effect	207	(59)	4

Total other comprehensive income (loss)	850	4,054	(75)

Comprehensive income	$7,131	$8,184	$2,442

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollar amounts in thousands, except dividend per share amount)

	Common Stock		Retained	Accumulated Other Comprehensive	Treasury	Total Stockholders'
	Shares	Amount	Earnings	Income	Stock	Equity
Balance, December 31, 2009	1,754,112	$27,919	$14,960	$562	$(6,734)	$36,707

Net income			2,517			2,517
Other comprehensive loss				(75)		(75)
Dividend reinvestment and purchase plan	26,441	510				510
Cash dividends ($1.04 per share)			(1,637)			(1,637)

Balance, December 31, 2010	1,780,553	$28,429	$15,840	$487	$(6,734)	$38,022

Net income			4,130			4,130
Other comprehensive income				4,054		4,054
Stock-based compensation expense	2,400	59				59
Common stock issuance	138,150	2,210				2,210
Dividend reinvestment and purchase plan	30,765	542				542
Cash dividends ($1.04 per share)			(1,764)			(1,764)

Balance, December 31, 2011	1,951,868	$31,240	$18,206	$4,541	$(6,734)	$47,253

Net income			6,281			6,281
Other comprehensive income				850		850
Stock-based compensation expense	1,722	32				32
Common stock issuance	196,635	2,329				2,329
Dividend reinvestment and purchase plan	31,538	694				694
Cash dividends ($1.04 per share)			(2,002)			(2,002)

Balance, December 31, 2012	2,181,763	$34,295	$22,485	$5,391	$(6,734)	$55,437

See accompanying notes to the consolidated financial statements.

 MIDDLEFIELD BANC CORP.
 CONSOLIDATED STATEMENT OF CASH FLOWS
 (Dollar amounts in thousands)

	Year Ended December 31,
	2012	2011	2010
OPERATING ACTIVITIES
Net income	$6,281	$4,130	$2,517
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,168	3,085	3,580
Investment securities (gains) losses, net	(610)	173	(11)
Depreciation and amortization	929	731	740
Amortization of premium and discount on investment securities	930	451	6
Amortization of deferred loan fees, net	(188)	(170)	(58)
Origination of loans held for sale	(1,084)	-	-
Proceeds from sale of loans held for sale	1,169	-	-
Gains on sale of loans	(85)	-	-
Earnings on bank-owned life insurance	(279)	(278)	(273)
Deferred income taxes	2	(97)	(777)
Stock-based compensation expense	32	59	-
Loss on other real estate owned	258	497	783
Decrease (increase) in accrued interest receivable	71	25	(847)
Decrease in accrued interest payable	(153)	(145)	(115)
Decrease in prepaid federal deposit insurance	486	707	727
Other, net	355	(22)	(538)
Net cash provided by operating activities	10,282	9,146	5,734

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	50,919	69,264	42,815
Proceeds from sale of securities	32,985	24,127	5,874
Purchases	(83,431)	(80,078)	(113,860)
Increase in loans, net	(8,435)	(32,956)	(22,992)
Proceeds from the sale of other real estate owned	954	866	932
Purchase of premises and equipment	(997)	(583)	(327)
Net cash used for investing activities	(8,005)	(19,360)	(87,558)

FINANCING ACTIVITIES
Net increase in deposits	12,373	15,711	78,145
(Decrease) increase in short-term borrowings, net	(854)	(240)	832
Repayment of other borrowings	(3,861)	(2,490)	(6,544)
Common stock issued	2,329	2,210	-
Proceeds from dividend reinvestment and purchase plan	694	542	510
Cash dividends	(2,002)	(1,764)	(1,637)
Net cash provided by financing activities	8,679	13,969	71,306

Increase (decrease) in cash and cash equivalents	10,956	3,755	(10,518)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,390	30,635	41,153

CASH AND CASH EQUIVALENTS AT END OF YEAR	$45,346	$34,390	$30,635

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$6,600	$8,797	$11,060
Income taxes	1,550	615	850

Non-cash investing transactions:
Transfers from loans to other real estate owned	$862	$1,257	$2,110
Loans to facilitate the sale of other real estate owned	-	-	257

 See accompanying notes to the consolidated financial statements.

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

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions.  This equity security is accounted for at cost and classified with other assets.  While the FHLBs have been negatively impacted by economic conditions of the past several years, the FHLB of Cincinnati has reported profits for 2012 and 2011, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2012 or 2011.

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

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances net of the allowance for loan losses.  Interest income is recognized as income when earned on the accrual method.  The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful.  Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.

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

Premises and Equipment

Land is carried at cost.  Premises and equipment are stated at cost net of accumulated depreciation.  Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from 3 to 20 years for furniture, fixtures, and equipment and 3 to 40 years for buildings and leasehold improvements.  Expenditures for maintenance and repairs are charged against income as incurred.  Costs of major additions and improvements are capitalized.

Goodwill

The Company accounts for goodwill using a two-step process for testing the impairment of goodwill on at least an annual basis.  This approach could cause more volatility in the Company’s reported net income because impairment losses, in any, could occur irregularly and in varying amounts.  No impairment of goodwill was recognized in any of the periods presented.

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

Bank-Owned Life Insurance (“BOLI”)

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the Consolidated Balance Sheet and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statement of Income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

Other Real Estate Owned

Real estate properties acquired through foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis.  After foreclosure, management periodically performs valuations and the real estate is carried at the lower of cost or fair value less estimated cost to sell.  Revenue and expenses from operations of the properties, gains or losses on sales and additions to the valuation allowance are included in operating results.

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

Grant Year	Expected Dividend Yield	Risk-Free Interest Rate	Expected Volatility	Expected Life (in years)

2011	5.82%	3.00%	21.78	9.96

During the years ended December 31, 2012, 2011, and 2010, the Company recorded $0, $16,000, and $0, of compensation cost related to vested stock options. As of December 31, 2012, there was no unrecognized compensation cost related to unvested stock options. The weighted-average fair value of the stock option granted for 2011 was $1.75.

The Company also issued 1,722 and 2,400 shares of restricted stock and recorded stock-based compensation expense of $32,000 and $43,000 in 2012 and 2011, respectively.

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions as “Cash and due from banks” and “Federal funds sold” with original maturities of less than 90 days.

Advertising Costs

Advertising costs are expensed as incurred.  Advertising expenses amounted to $423,000, $439,000, and $401,000, for 2012, 2011, and 2010, respectively.

Reclassification of Comparative Amounts

Certain comparative amounts for prior years have been reclassified to conform to current-year presentations.  Such reclassifications did not affect net income or retained earnings.

Recent Accounting Pronouncements

In September 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other Topics (Topic 350), Testing Goodwill for Impairment .  The objective of this Update is to simplify how entities, both public and nonpublic, test goodwill for impairment.  The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350.  The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.  Under the amendments in this Update, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount.  The amendments in this Update apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements and are effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.  This ASU did not have a significant impact on the Company’s financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210):  Disclosures about Offsetting Assets and Liabilities .  The amendments in this Update affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement.  The requirements amend the disclosure requirements on offsetting in Section 210-20-50.  This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update.  An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods.  An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented.  This ASU is not expected to have a significant impact on the Company’s financial statements.

2.     EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation for year-ended December 31.

	2012	2011	2010

Weighted average common shares outstanding	2,101,490	1,872,582	1,764,743

Average treasury stock shares	(189,530)	(189,530)	(189,530)

Weighted average common shares and common stock equivalents used to calculate basic earnings per share	1,911,960	1,683,052	1,575,213

Additional common stock equivalents used to calculate diluted earnings per share	4,972	-	608

Weighted average common shares and common stock equivalents used to calculate diluted earnings per share	1,916,932	1,683,052	1,575,821

Options to purchase 79,693 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2012.  Of those options, 8,875 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2012.  In accordance with the subscription agreement entered into by an institutional investor, there was also an additional 12,419 shares, at $16 per share, considered dilutive for the year ended December 31, 2012.  The remaining options had no dilutive effect on the earnings per share.

Options to purchase 88,774 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2011, but were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price being greater than the average market price as of December 31, 2011.

Options to purchase 89,077 shares of common stock at prices ranging from $22.33 to $40.24 were outstanding during the year ended December 31, 2010.  Of those options, 9,561 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2010.

3.     INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair values of securities available for sale are as follows:

	December 31, 2012
(Dollar amounts in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government agency securities	$24,485	$566	(91)	$24,960
Obligations of states and political subdivisions:
Taxable	6,888	738	-	7,626
Tax-exempt	80,391	4,683	(104)	84,970
Mortgage-backed securities in government-sponsored entities	69,238	1,929	(65)	71,102
Private-label mortgage-backed securities	4,553	511	-	5,064
Total debt securities	185,555	8,427	(260)	193,722
Equity securities in financial institutions	750	-	-	750
Total	$186,305	$8,427	$(260)	$194,472

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government agency securities	$31,520	$427	$(14)	$31,933
Obligations of states and political subdivisions:
Taxable	8,207	766	-	8,973
Tax-exempt	75,807	3,681	(61)	79,427
Mortgage-backed securities in government-sponsored entities	63,808	1,819	(54)	65,573
Private-label mortgage-backed securities	7,005	411	(95)	7,321
Total debt securities	186,347	7,104	(224)	193,227
Equity securities in financial institutions	750	-	-	750
Total	$187,097	$7,104	$(224)	$193,977

The amortized cost and fair value of debt securities at December 31, 2012, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollar amounts in thousands)	Amortized Cost	Fair Value

Due in one year or less	$2,179	$2,239
Due after one year through five years	5,555	5,870
Due after five years through ten years	22,310	23,240
Due after ten years	155,511	162,373

Total	$185,555	$193,722

Investment securities with an approximate carrying value of $62,518,000 and $53,724,000 at December 31, 2012 and 2011, respectively, were pledged to secure deposits and other purposes as required by law.

Proceeds from the sales of securities available-for-sale and the gross realized gains and losses for the year ended December, 31 are as follows:

	2012	2011	2010
Proceeds from sales	$32,985	24,127	5,874
Gross realized gains	704	830	74
Gross realized losses	(94)	(809)	(29)
Impairment losses	-	(194)	(34)

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2012
	Less than Twelve Months		Twelve Months or Greater		Total
(Dollar amounts in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government agency securities	$9,938	$(91)	$-	$-	$9,938	$(91)
Obligations of states and political subdivisions	9,240	(104)	-	-	9,240	(104)
Mortgage-backed securities in government-sponsored entities	12,353	(65)	-	-	12,353	(65)
Total	$31,531	$(260)	$-	$-	$31,531	$(260)

	December 31, 2011
	Less than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government agency securities	$1,986	$(14)	$-	$-	$1,986	$(14)
Obligations of states and political subdivisions	2,707	(40)	919	(21)	3,626	(61)
Mortgage-backed securities in government-sponsored entities	8,992	(54)	-	-	8,992	(54)
Private-label mortgage-backed securities	1,628	(42)	398	(53)	2,026	(95)
Total	$15,313	$(150)	$1,317	$(74)	$16,630	$(224)

There were 34 securities that were considered temporarily impaired at December 31, 2012.

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (“OTTI”). A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Company to assess whether the unrealized loss is other-than-temporary.

OTTI losses are recognized in earnings when the Company has the intent to sell the debt security or it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, even if the Company does not expect to sell a debt security, it must evaluate expected cash flows to be received and determine if a credit loss has occurred.

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

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.0 percent of the total available-for-sale portfolio as of December 31, 2012, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company’s assessment was concentrated mainly on private-label collateralized mortgage obligations of approximately $4.6 million, for which the Company evaluates credit losses on a quarterly basis. Gross unrealized gains related to private-label collateralized mortgage obligations amounted to $511,000, with no associated gross unrealized loss. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

•
Any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the overall financial condition of the issuer, credit ratings, recent legislation, and government actions affecting the issuer’s industry and actions taken by the issuer to deal with the present economic climate.

The Company determined equity securities in financial institutions to be other than temporarily impaired and recognized a loss of $194,000 in 2011.   In 2010, investment in a private-label collateralized mortgage obligation was deemed impaired, resulting in a loss of $35,000.  These amounts represent a before-tax, non-cash charge, and were recorded as reductions to noninterest income.

4.  LOANS AND RELATED ALLOWANCE FOR LOAN LOSSES

Major classifications of loans at December 31 are summarized as follows (in thousands):

	2012	2011

Commercial and industrial	$62,188	$59,185
Real estate - construction	22,522	21,545
Real estate - mortgage:
Residential	203,872	208,139
Commercial	115,734	108,502
Consumer installment	4,117	4,509
	408,433	401,880
Less allowance for loan losses	(7,779)	(6,819)

Net loans	$400,654	$395,061

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south.  The Company also serves the central Ohio market with offices in Dublin and Westerville, Ohio.  Commercial, residential, consumer, and agricultural loans are granted.  Although the Company has a diversified loan portfolio at December 31, 2012 and 2011, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The following table summarizes the primary segments of the loan portfolio and the allowance for loan losses as of December 31, 2012 and 2011 (in thousands):

			Real Estate- Mortgage
December 31, 2012	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$4,592	$3,993	$5,761	$6,914	$28	$21,288
Collectively evaluated for impairment	57,596	18,529	198,111	108,820	4,089	387,145
Total loans	$62,188	$22,522	$203,872	$115,734	$4,117	$408,433

			Real estate- Mortgage
December 31, 2011	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$4,492	$867	$4,882	$6,491	$-	$16,732
Collectively evaluated for impairment	54,693	20,678	203,257	102,011	4,509	385,148
Total loans	$59,185	$21,545	$208,139	$108,502	$4,509	$401,880

			Real Estate- Mortgage
December 31, 2012	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$1,189	$933	$600	$960	$6	$3,688
Collectively evaluated for impairment	543	190	2,272	1,031	55	4,091
Total ending allowance balance	$1,732	$1,123	$2,872	$1,991	$61	$7,779

			Real Estate- Mortgage
December 31, 2011	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$595	$237	$685	$185	$-	$1,702
Collectively evaluated for impairment	701	201	3,046	1,121	48	5,117
Total ending allowance balance	$1,296	$438	$3,731	$1,306	$48	$6,819

The Company’s loan portfolio is segmented to a level that allows management to monitor risk and performance.  The portfolio is segmented into Commercial and Industrial (“C & I”), Real Estate Construction, Real Estate – Mortgage, which is further segmented into Residential and Commercial real estate, and Consumer Installment Loans.  The C&I loan segment consists of loans made for the purpose of financing the activities of commercial customers.  The residential mortgage loan segment consists of loans made for the purpose of financing the activities of residential homeowners.  The commercial mortgage loan segment consists of loans made for the purposed of financing the activities of commercial real estate owners and operators. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.

Management evaluates individual loans in all of the commercial segments for possible impairment if the loan is greater than $150,000 and if the loan is either in nonaccrual status or is risk-rated Substandard and is greater than 90 days past due.  Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  The Company does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of a larger relationship that is impaired.  All TDRs are evaluated for possible impairment, irrespective of risk rating or category.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan with the fair value of the loan using one of three methods:  (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs.  The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method.  The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis.  The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2012
Impaired Loans
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial and industrial	$1,230	$1,229	$-
Real estate - construction	308	308	-
Real estate - mortgage:
Residential	2,716	2,729	-
Commercial	4,143	4,164	-
Consumer installment	11	11	-
Total	$8,408	$8,441	$-

With an allowance recorded:
Commercial and industrial	$3,362	$3,367	$1,189
Real estate - construction	3,685	3,685	933
Real estate - mortgage:
Residential	3,045	3,054	600
Commercial	2,771	2,776	960
Consumer installment	17	17	6
Total	$12,880	$12,899	$3,688

Total:
Commercial and industrial	$4,592	$4,596	$1,189
Real estate - construction	3,993	3,993	933
Real estate - mortgage:
Residential	5,761	5,783	600
Commercial	6,914	6,940	960
Consumer installment	28	28	6
Total	$21,288	$21,340	$3,688

December 31, 2011
Impaired Loans
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial and industrial	$1,172	$1,172	$-
Real estate - construction	4,250	4,250	-
Real estate - mortgage:
Residential	3,188	3,193	-
Commercial	2,528	2,536	-
Consumer installment	24	24	-
Total	$11,162	$11,175	$-

With an allowance recorded:
Commercial and industrial	$465	$465	$196
Real estate - construction	271	271	125
Real estate - mortgage:
Residential	-	-	-
Commercial	2,555	2,560	551
Total	$3,291	$3,296	$872

Total:
Commercial and industrial	$1,637	$1,637	$196
Real estate - construction	4,521	4,521	125
Real estate - mortgage:
Residential	3,188	3,193	-
Commercial	5,083	5,096	551
Consumer installment	24	24	-
Total	$14,453	$14,471	$872

The table above includes troubled debt restructuring totaling $4.6 million and $10.0 million as of December 31, 2012 and 2011, respectively.

	As of December 31, 2012		As of December 31, 2011		As of December 31, 2010

	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Total:
Commercial and industrial	$2,776	$348	$1,637	$58	$3,149	$13
Real estate - construction	2,798	156	4,521	216	618	1
Real estate - mortgage:
Residential	4,263	338	3,188	157	594	-
Commercial	4,717	543	5,083	97	3,320	69
Consumer installment	27	3	24	2	-	-

	Modifications As of December 31, 2012
				Pre-Modification
	Number of Contracts			Outstanding
Troubled Debt Restructurings	Rate Forgiveness	Other	Total	Recorded Investment
Commercial and industrial	1	12	13	$489
Real estate- construction:	-	-	-	-
Real estate- mortgage:
Residential	2	7	9	921
Commercial	-	1	1	156
Consumer Installment	-	2	2	11

Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment

Commercial and industrial	6	$256
Real estate- construction:	1	3,622
Real estate- mortgage:
Residential	2	89
Commercial	-	-
Consumer Installment	1	5

	Modifications As of December 31, 2011
				Pre-Modification
	Number of Contracts			Outstanding
Troubled Debt Restructurings	Rate Forgiveness	Other	Total	Recorded Investment
Commercial and industrial	-	8	8	$586
Real estate- construction:	-	2	2	3,883
Real estate- mortgage:
Residential	-	10	10	1,639
Commercial	-	2	2	1,625
Consumer Installment	-	2	2	24

Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	3	$134
Real estate- construction:	-	-
Real estate- mortgage:
Residential	-	-
Commercial	-	-
Consumer Installment	2	28

	Modifications As of December 31, 2010
				Pre-Modification
	Number of Contracts			Outstanding
Troubled Debt Restructurings	Rate Forgiveness	Other	Total	Recorded Investment
Commercial and industrial	-	7	7	$668
Real estate- mortgage:
Residential	-	8	8	1,230
Commercial	-	3	3	2,025
Consumer Installment	-	3	3	43

Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	2	$174
Real estate- mortgage:
Residential	3	203
Commercial	-	-
Consumer Installment	-	-

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

The following table presents the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system as of December 31, 2012 and 2011 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total Loans
December 31, 2012

Commercial and industrial	$59,390	$678	$2,061	$59	$62,188
Real estate - construction	17,601	-	4,921	-	22,522
Real estate - mortgage:
Residential	190,967	758	12,147	-	203,872
Commercial	106,509	1,928	7,297	-	115,734
Consumer installment	4,084	-	33	-	4,117
Total	$378,551	$3,364	$26,459	$59	$408,433

December 31, 2011	Pass	Special Mention	Substandard	Doubtful	Total Loans

Commercial and industrial	$53,645	$1,104	$4,363	$73	$59,185
Real estate - construction	20,883	-	662	-	21,545
Real estate - mortgage:
Residential	192,534	1,100	14,505	-	208,139
Commercial	100,536	443	7,523	-	108,502
Consumer installment	4,495	6	8	-	4,509
Total	$372,093	$2,653	$27,061	$73	$401,880

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due.  The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2012 and 2011 (in thousands):

		Still Accruing
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due	Non- Accrual	Total Loans
December 31, 2012

Commercial and industrial	$60,428	$441	$63	$348	$852	$908	$62,188
Real estate - construction	22,158	-	-	-	-	364	22,522
Real estate - mortgage:
Residential	191,349	2,614	1,401	90	4,105	8,418	203,872
Commercial	113,023	509	97	-	606	2,105	115,734
Consumer installment	4,074	25	-	-	25	18	4,117
Total	$391,032	$3,589	$1,561	$438	$5,588	$11,813	$408,433

		Still Accruing
	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due	Non- Accrual	Total Loans
December 31, 2011

Commercial and industrial	$57,291	$258	$16	$44	$318	$1,576	$59,185
Real estate - construction	20,862	20	-	-	20	663	21,545
Real estate - mortgage:
Residential	193,732	2,624	863	275	3,762	10,645	208,139
Commercial	104,086	83	412	-	495	3,921	108,502
Consumer installment	4,408	60	41	-	101	-	4,509
Total	$380,379	$3,045	$1,332	$319	$4,696	$16,805	$401,880

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $756,000 in 2012; $859,000 in 2011; and $470,000 in 2010.

An allowance for loan losses (“ALL”) is maintained to absorb losses from the loan portfolio.  The ALL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

The Company’s methodology for determining the ALL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statement on the Allowance for Loan and Lease Losses and other bank regulatory guidance.   The total of the two components represents the Company’s ALL.

Loans that are collectively evaluated for impairment are analyzed, with general allowances being made as appropriate.  For general allowances, historical loss trends are used in the estimation of losses in the current portfolio.  These historical loss amounts are modified by other qualitative factors.

The classes described above, which are based on the purpose code assigned to each loan, provide the starting point for the ALL analysis.  Management tracks the historical net charge-off activity at the purpose code level.  A historical charge-off factor is calculated utilizing the last four consecutive quarters.

Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor, because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience.  The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry, and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALL.  When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL.

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALL balance at December 31, 2011	$1,296	$438	$3,731	$1,306	$48	$6,819
Charge-offs	(230)	(135)	(785)	(123)	(64)	(1,337)
Recoveries	71	-	31	-	27	129
Provision	595	820	(105)	808	50	2,168
ALL balance at December 31, 2012	$1,732	$1,123	$2,872	$1,991	$61	$7,779

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALL balance at December 31, 2010	$1,234	$356	$3,392	$1,143	$96	$6,221
Charge-offs	(568)	(6)	(1,862)	(265)	(11)	(2,712)
Recoveries	76	-	122	-	27	225
Provision	554	88	2,079	428	(64)	3,085
ALL balance at December 31, 2011	$1,296	$438	$3,731	$1,306	$48	$6,819

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALL balance at December 31, 2009	$864	$-	$2,816	$1,198	$59	$4,937
Charge-offs	(450)	-	(1,433)	(428)	(59)	(2,370)
Recoveries	40	-	-	-	34	74
Provision	780	356	2,009	373	62	3,580
ALL balance at December 31, 2010	$1,234	$356	$3,392	$1,143	$96	$6,221

5.    PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows:

(Dollar amounts in thousands)	2012	2011

Land and land improvements	$1,885	$1,898
Building and leasehold improvements	9,427	9,131
Furniture, fixtures, and equipment	3,665	2,952
	14,977	13,981
Less accumulated depreciation and amortization	6,307	5,717

Total	$8,670	$8,264

Depreciation charged to operations was $591,000 in 2012, $499,000 in 2011, and $542,000 in 2010.

6.    GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $4,559,000 at the years ended December 31, 2012, and 2011.  Core deposit intangible gross carrying amount was $195,000 and $235,000 for the years ended December 31, 2012, and 2011.  Core deposit accumulated amortization was $200,000 and $160,000 for the years ended December 31, 2012, and 2011.

Core deposit intangible assets are amortized on a straight-line basis over their estimated lives of ten years.  Amortization expense totaled $40,000 in 2012, 2011, and 2010.  The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2012, is as follows (in thousands):

2013	$40,000
2014	40,000
2015	40,000
2016	40,000
Thereafter	35,000
Total	$195,000

7.    OTHER ASSETS

The components of other assets at year ended December 31 are as follows:

(Dollar amounts in thousands)	2012	2011

FHLB stock	$1,887	$1,887
Accrued interest on investment securities	1,032	1,185
Accrued interest on loans	1,132	1,049
Deferred tax asset, net	181	621
Prepaid federal deposit insurance	513	977
Other Real Estate Owned	1,846	2,196
Other	1,460	2,128

Total	$8,051	$10,043

8.    DEPOSITS

Time deposits at December 31, 2012, mature $98,028,000, $35,512,000, $41,164,000, $15,097,000, and $6,952,000 during 2013, 2014, 2015, 2016, and 2017, respectively.

Maturities on time deposits of $100,000 or more at December 31, 2012, are as follows:

(Dollar amounts in thousands)	Amount	Percent of Total

Within three months	$10,031	12.55%
Beyond three but within six months	9,005	11.27
Beyond six but within twelve months	18,234	22.82
Beyond one year	42,648	53.36

Total	$79,918	100.00%

The aggregate of all time deposit accounts of $100,000 or more amounted to $86,793,000 at December 31, 2011.

9.    SHORT-TERM BORROWINGS

The year ended December 31 outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:
(Dollar amounts in thousands)	2012	2011	2010

Balance at year-end	$6,538	$7,392	$7,632
Average balance outstanding	7,005	7,276	7,320
Maximum month-end balance	7,458	7,552	8,178
Weighted-average rate at year-end	2.97%	3.14%	3.10%
Weighted-average rate during the year	3.15%	3.23%	3.40%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $4,000,000 line of credit at an adjustable rate, currently 3.71 percent, and a $3,000,000 line of credit at an adjustable rate, currently at 4.00 percent. At December 31, 2012, 2011, and 2010, outstanding borrowings under these lines were $4,900,000, $5,700,000, and $5,700,000, respectively.

10.    OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

(Dollar amounts in thousands)	Maturity range		Weighted- average	Stated interest rate range
Description	from	to	interest rate	from	to	2012	2011

Fixed rate amortizing	01/23/13	09/04/28	3.99%	2.70%	4.48%	$4,722	$6,576
Convertible	10/09/12	10/09/12	4.14	4.14	4.14	-	2,007
Junior subordinated debt	12/21/37	12/21/37	2.50	1.98	6.58	8,248	8,248

Total						$12,970	$16,831

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
Year Ending December 31,	Amount	Average Rate

2013	$1,362	3.95%
2014	984	3.99
2015	685	4.01
2016	502	4.00
2017	373	4.00
Beyond 2017	9,065	2.17

Total	$12,970	2.63%

The Company entered into a ten-year “Convertible Select” fixed commitment advance arrangement with the FHLB.  Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate.  At each rate change, the Company may exercise a put option and satisfy the obligation without penalty.

Fixed rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent pay-down of outstanding principal.  Monthly principal and interest payments are adjusted after each 20 percent pay-down.  Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities.  Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $68.9 million at December 31, 2012.

In December 2006, the Company formed a special purpose entity (“Entity”) to issue $8,000,000 of floating rate, obligated mandatorily redeemable securities, and $248,000 in common securities as part of a pooled offering.  The rate adjusts quarterly, equal to LIBOR plus 1.67 percent.  The Entity may redeem them, in whole or in part, at face value.  The Company borrowed the proceeds of the issuance from the Entity in December 2006 in the form of an $8,248,000 note payable, which is included in the liabilities section of the Company’s Consolidated Balance Sheet.

11.    OTHER LIABILITIES

The components of other liabilities are as follows (Dollar amounts in thousands):

	2012	2011

Accrued interest payable	$492	$645
Other	1,516	1,468

Total	$2,008	$2,113

12.     INCOME TAXES

The provision (benefit) for federal income taxes consists of:

(Dollar amounts in thousands)	2012	2011	2010

Current payable	$1,660	$693	$689
Deferred	2	(97)	(777)

Total provision (benefit)	$1,662	$596	$(88)

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(Dollar amounts in thousands)	2012	2011

Deferred tax assets:
Allowance for loan losses	$2,645	$2,318
Supplemental retirement plan	218	182
Alternative minimum tax credits	-	551
Investment security basis adjustment	66	66
Nonaccrual interest income	508	298
Deferred origination fees, net	189	105
OREO adjustments	116	-
Net operating losses	86	190
Other	47	125
Gross deferred tax assets	3,875	3,835

Deferred tax liabilities:
Premises and equipment	434	405
Net unrealized gain on securities	2,777	2,339
FHLB stock dividends	225	225
Intangibles	256	208
Other	2	37
Gross deferred tax liabilities	3,694	3,214

Net deferred tax assets	$181	$621

No valuation allowance was established at December 31, 2012 and 2011, in view of the Company’s ability to carry-back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

(Dollar amounts in thousands)	2012		2011		2010
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income

Provision at statutory rate	$2,700	34.0%	$1,606	34.0%	$827	34.0%
Tax-free income	(1,095)	-13.8	(1,071)	-22.7	(993)	-40.9
Nondeductible interest expense	48	0.6	61	1.3	76	3.1
Other	9	0.1	-	0.0	2	0.2

Actual tax expense and effective rate	$1,662	20.9%	$596	12.6%	$(88)	(3.6	) %

There is a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.  Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

At December 31, 2012 and December 31, 2011, the Company had no unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Banks are subject to U.S. federal income tax as well as an income tax in the state of Ohio, and the Banks are subject to a capital-based franchise tax in the state of Ohio. The Company and the Banks are no longer subject to examination by taxing authorities for years before December 31, 2009.

13.  EMPLOYEE BENEFITS

Retirement Plan

The Banks maintain section 401(k) employee savings and investment plans for all full-time employees and officers of the Banks with more than one year of service.  The Banks’ contributions to the plans are based on 50 percent matching of voluntary contributions up to 6 percent of compensation.  An eligible employee can contribute up to 15 percent of salary.  Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20 percent increments.  EB contributions are vested at 25 percent for less than a year of employment, 50 percent after one year, 75 percent after two years, and fully vested after three years.  Contributions for 2012, 2011, and 2010 to these plans amounted to $125,000, $104,000, and $106,000, respectively.

Supplemental Retirement Plan

MBC maintains a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the net periodic pension cost for the Directors’ Retirement Plan for the years ended:
Projected Payments
2013	$34,000
2014	34,000
2015	34,000
2016	29,000
2017	23,000
Thereafter	41,000
Total	$195,000

The retirement plan is available solely for nonemployee directors of The Middlefield Banking Company, but the bank has not entered into any additional retirement arrangements for nonemployee directors since 2001.  Of the director participants, all but one have retired, but the ten-year benefit payments for the director who continues to serve began in 2010 because he attained the age 75 retirement age in that year.

Executive Deferred Compensation Plan

The Company maintains an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management.  The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to five officers, with contributions made solely by the Banks.  During 2012, 2011, and 2010, the Company contributed $139,000, $91,000, and $92,000, respectively, to the Plan.

Stock Option and Restricted Stock Plan

The Company maintains a stock option and restricted stock plan (“the Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock to key officers and employees and nonemployee directors of the Company.  A total of 160,000 shares of authorized and unissued or issued common stock are reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification.  The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.  No option shall become exercisable earlier than one year from the date the Plan was approved by the stockholders.

The following table presents share data related to the outstanding options:

	2012	Weighted- average Exercise Price	2011	Weighted- average Exercise Price

Outstanding, January 1	88,774	$26.81	89,077	$27.87
Granted	-	-	9,000	17.55
Forfeited	(9,081)	22.94	(9,303)	28.03

Outstanding, December 31	79,693	$27.25	88,774	$26.81

Exercisable, December 31	79,693	$27.25	79,774	$27.85

Stock Option and Restricted Stock Plan (Continued)

The following table summarizes the characteristics of stock options at December 31, 2012:

		Outstanding			Exercisable
Grant Date	Exercise Price	Shares	Contractual Average Life	Average Exercise Price	Shares	Average Exercise Price

December 8, 2003	$24.29	18,112	0.94	$24.29	18,112	$24.29
May 12, 2004	27.35	907	1.33	27.35	907	27.35
December 13, 2004	30.45	11,223	1.95	30.45	11,223	30.45
December 14, 2005	36.73	7,163	2.95	36.73	7,163	36.73
December 10, 2006	40.24	3,150	3.95	40.24	3,150	40.24
April 19, 2007	37.33	3,639	4.31	37.33	3,639	37.73
May 16, 2007	37.48	1,337	4.41	37.48	1,337	37.48
December 10, 2007	37.00	2,450	4.95	37.00	2,450	37.00
January 2, 2008	36.25	1,337	5.12	36.25	1,337	36.25
November 10, 2008	23.00	21,500	5.95	23.00	21,500	23.00
May 9, 2011	17.55	8,875	8.41	17.55	8,875	17.55

		79,693			79,693

For the years ended December 31, 2012, 2011, and 2010, the Company granted 1,722, 2,400, and 110 shares, respectively, of common stock under the Omnibus Equity Plan.  The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.

14.  COMMITMENTS

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

(Dollar amounts in thousands)	2012	2011

Commitments to extend credit	$91,854	$81,402
Standby letters of credit	281	639

Total	$92,135	$82,041

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

Leasing Arrangements

The Company leases certain of its banking facilities under operating leases which contain certain renewal options.  As of December 31, 2012, approximate future minimum rental payments, including the renewal options under these leases, are as follows (in thousands):

2013	$271
2014	$280
2015	$284
2016	$284
2017	$284
Thereafter	$284

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions and assume that all renewal option periods will be exercised by the Company.  Rent expense approximated $269,000, $248,000, and $234,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

15.  REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a multi-bank holding company. The affiliate banks are subject to regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the State of Ohio, Division of Financial Institutions.

In February of 2011 Emerald Bank agreed with the FDIC and the Ohio Division of Financial Institutions that Emerald Bank will take specified actions to correct weaknesses in the bank’s condition and operations.  The actions that Emerald Bank agreed to take include reducing the bank’s concentration of credit in non-owner occupied 1 - 4 family residential mortgage loans, reducing delinquent and classified loans, enhancing credit administration for non-owner occupied residential real estate, developing plans for the reduction of borrower indebtedness on classified and delinquent credits, implementing an earnings improvement plan, maintaining leverage capital of at least 9%, revising the bank’s methodology for calculating and determining the adequacy of the allowance for loan losses, and providing to the FDIC and the ODFI notice of proposed dividend payments at least 30 days in advance.

We have conducted an evaluation and reorganization of lending and credit administration personnel, retained collection and workout personnel, and sold $5.8 million of nonperforming assets EMORECO, Inc., Middlefield Banc Corp.’s nonbank-asset resolution subsidiary established in the fourth quarter of 2009.  Middlefield Banc Corp. provided capital of $500,000 to Emerald Bank in 2010 and $1.5 million in 2011 so that Emerald Bank would achieve the elevated 9% leverage capital level.  At December 31, 2012 Emerald Bank’s leverage ratio was 10.61%.

In addition to Emerald Bank maintaining leverage capital of at least 9%, The Middlefield Banking Company committed to the FDIC that The Middlefield Banking Company will maintain capital ratios at levels no lower than its June 30, 2010 ratios (i.e., no lower than 6.25% tier 1 leverage capital and 11.29% total risk-based capital), and Middlefield Banc Corp. committed to the Federal Reserve that Middlefield Banc Corp. will maintain tier 1 leverage capital of at least 7.25% and total risk-based capital of at least 12%, both at the level of the holding company and at the level of The Middlefield Banking Company, the lead bank.

Cash Requirements

The Cleveland district Federal Reserve Bank requires the Company to maintain certain average reserve balances.  As of December 31, 2012 and 2011, the Company had required reserves of $7,063,000 and $5,419,000 comprising vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Banks unless the loans are secured by specific obligations.  Further, such secured loans are limited in amount of 10 percent of the Banks’ common stock and capital surplus.

Dividends

MBC and EB are subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank.  Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, for MBC, the amount available for payment of dividends for 2012 approximates $8,077,000 plus 2012 profits retained up to the date of the dividend declaration.  For EB, there is no amount available for payment of dividends for 2012 until the net deficit for the two preceding years of $144,000 is overcome.

Potential Restrictions

On or about January 14, 2013 an investor to whom we sold a total of 196,635 shares in April of 2012, constituting 9.9% of our stock, obtained from the Ohio Division of Financial Institutions and the Federal Reserve Bank of Cleveland regulatory clearance to acquire up to 24.99% of our stock.  The August 15, 2011 Stock Purchase Agreement, as amended, under which we sold shares to the investor provided for sale of up to 24.99% of our stock, subject to the investor obtaining regulatory clearance and subject to other conditions.  Although we disclosed in a Form 8-K Current Report filed with the SEC on January 18, 2013 that sale of additional shares to the investor under the terms of the Stock Purchase Agreement will not occur, if the investor nevertheless acquires shares and increases his ownership to 10% or more of our common stock, whether acquiring the shares on the open market or from us, we will become subject to additional restrictions under the terms of the regulatory clearance issued to the investor by the Ohio Division of Financial Institutions.  Specifically, for three years after the investor becomes an owner of 10% or more of our stock, we would have to obtain advance approval of the ODFI in order for The Middlefield Banking Company to pay a dividend to Middlefield Banc Corp., and for 12 months we would have to obtain advance written approval of the ODFI for any changes in the composition of Middlefield Banc Corp.’s board or executive management.

16.  REGULATORY CAPITAL

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

As of December 31, 2012 and 2011, the FDIC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action.  To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2012.

(Dollar amounts in thousands)	Middlefield Banc Corp. December 31, 2012		The Middlefield Banking Co. December 31, 2012		Emerald Bank December 31, 2012
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital
(to Risk-weighted Assets)

Actual	$57,784	13.86%	$47,887	13.29%	$8,440	15.45%
For Capital Adequacy Purposes	33,344	8.00	28,822	8.00	4,370	8.00
To Be Well Capitalized	41,680	10.00	36,027	10.00	5,463	10.00

Tier I Capital
(to Risk-weighted Assets)

Actual	$52,543	12.61%	$43,371	12.04%	$7,737	14.16%
For Capital Adequacy Purposes	16,672	4.00	14,411	4.00	2,185	4.00
To Be Well Capitalized	25,008	6.00	21,616	6.00	3,278	6.00

Tier I Capital
(to Average Assets)

Actual	$52,543	7.88%	$43,371	7.32%	$7,737	10.61%
For Capital Adequacy Purposes	26,675	4.00	23,684	4.00	2,916	4.00
To Be Well Capitalized	33,344	5.00	29,605	5.00	3,646	5.00

See Note 15 for additional information concerning regulatory capital requirements

The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2011.

	Middlefield Banc Corp. December 31, 2011		The Middlefield Banking Co. December 31, 2011		Emerald Bank December 31, 2011
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital
(to Risk-weighted Assets)

Actual	$49,915	12.06%	$42,185	11.75%	$7,456	13.82%
For Capital Adequacy Purposes	33,101	8.00	28,722	8.00	4,317	8.00
To Be Well Capitalized	41,376	10.00	35,903	10.00	5,396	10.00

Tier I Capital
(to Risk-weighted Assets)

Actual	$44,723	10.81%	$37,697	10.50%	$6,782	12.57%
For Capital Adequacy Purposes	16,551	4.00	14,361	4.00	2,158	4.00
To Be Well Capitalized	24,826	6.00	21,542	6.00	3,237	6.00

Tier I Capital
(to Average Assets)

Actual	$44,723	7.13%	$37,697	6.75%	$6,782	9.92%
For Capital Adequacy Purposes	25,079	4.00	22,325	4.00	2,734	4.00
To Be Well Capitalized	31,349	5.00	27,906	5.00	3,417	5.00

17.  FAIR VALUE DISCLOSURE MEASUREMENTS

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

The following table presents the assets reported on the balance sheet at their fair value as of December 31, 2012 and 2011, by level within the fair value hierarchy.  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2012

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$24,960	$-	$24,960
Obligations of states and political subdivisions	-	92,596	-	92,596
Mortgage-backed securities in government- sponsored entities	-	71,102	-	71,102
Private-label mortgage-backed securities	-	5,064	-	5,064
Total debt securities	-	193,722	-	193,722
Equity securities in financial institutions	5	745	-	750
Total	$5	$194,467	$-	$194,472

		December 31, 2011

	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$31,933	$-	$31,933
Obligations of states and political subdivisions	-	88,400	-	88,400
Mortgage-backed securities in government- sponsored entities	-	65,573	-	65,573
Private-label mortgage-backed securities	-	7,321	-	7,321
Total debt securities	-	193,227	-	193,227
Equity securities in financial institutions	5	745	-	750
Total	$5	$193,972	$-	$193,977

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

The following tables present the assets measured on a nonrecurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Impaired loans that are collateral-dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loan include: quoted market prices for identical assets classified as Level I inputs and observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs.

		December 31, 2012

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$17,600	$17,600
Other real estate owned	-	-	1,846	1,846

		December 31, 2011

	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$13,581	$13,581
Other real estate owned	-	-	2,196	2,196

The following table presents additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(unaudited, in thousands)	Estimate	Valuation Techniquest	Unobservable Input	Range (Weighted Average)
December 31, 2012
Impaired loans	$17,600	Appraisal of collateral (1)	Appraisal adjustments (2)	20.0%	to	-68.0%	(-32.4%)
			Liquidation expenses (2)	0.3%	to	-45.8%	(-2.1%)
Other real estate owned	$1,846	Appraisal of collateral (1), (3)

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs which are not identifiable.
(2)
Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

(3)	Includes qualitative adjustments by management and estimated liquidation expenses.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2012
	Carrying Value	Level I	Level II	Level III	Total Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$45,346	$45,346	$-	$-	$45,346
Investment securities
Available for sale	194,472	5	194,467	-	194,472
Net loans	400,654	-	-	390,206	390,206
Bank-owned life insurance	8,536	8,536	-	-	8,536
Federal Home Loan Bank stock	1,887	1,887	-	-	1,887
Accrued interest receivable	2,163	2,163	-	-	2,163

Financial liabilities:
Deposits	$593,335	$396,582	$-	$196,122	$592,704
Short-term borrowings	6,538	6,538	-	-	6,538
Other borrowings	12,970	-	-	13,337	13,337
Accrued interest payable	492	492	-	-	492

	December 31, 2011
	Carrying Value	Level I	Level II	Level III	Total Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$34,390	$34,390	$-	$-	$34,390
Investment securities
Available for sale	193,977	5	193,972	-	193,977
Net loans	395,061	-	-	382,542	382,542
Bank-owned life insurance	8,257	8,257	-	-	8,257
Federal Home Loan Bank stock	1,887	1,887	-	-	1,887
Accrued interest receivable	2,234	2,234	-	-	2,234

Financial liabilities:
Deposits	$580,962	$362,029	$-	$225,149	$587,178
Short-term borrowings	7,392	7,392	-	-	7,392
Other borrowings	16,831	-	-	17,327	17,327
Accrued interest payable	645	645	-	-	645

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

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure.  The contractual amounts of unfunded commitments and letters of credit are presented in Note 14.

18.  COMMON STOCK OFFERING

In a private common stock offering that began in 2010, Middlefield Banc Corp. sold a total of 138,150 shares in 2011, followed by a sale of 93,050 shares on April 17, 2012 and a sale of 103,585 shares on April 30, 2012. The offering concluded on March 8, 2013 with a sale of 13,320 shares to an institutional investor, completing the sale to that investor under the terms of the subscription agreement it entered into in August of 2011. All sales in the offering occurred at $16 per share.

19.  PARENT COMPANY
Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2012	2011
ASSETS
Cash and due from banks	$1,740	$710
Investment securities available for sale	751	751
Investment in non-bank subsidiary	2,664	2,944
Investment in subsidiary banks	62,002	55,256
Other assets	1,453	1,638

TOTAL ASSETS	$68,610	$61,299

LIABILITIES
Trust preferred securities	$8,248	$8,248
Short-term borrowings	4,896	5,700
Other liabilities	29	98
TOTAL LIABILITIES	13,173	14,046

STOCKHOLDERS' EQUITY	55,437	47,253

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$68,610	$61,299

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2012	2011	2010

INCOME
Dividends from subsidiary bank	$2,327	$2,403	$2,061
Interest income	-	-	3
Other	8	(177)	17
Total income	2,335	2,226	2,081

EXPENSES
Interest expense	417	772	773
Other	594	370	270
Total expenses	1,011	1,142	1,043

Income before income tax benefit	1,324	1,084	1,038

Income tax benefit	(342)	(449)	(348)

Income before equity in undistributed net income of subsidiaries	1,666	1,533	1,386

Equity in undistributed net income of subsidiaries	4,615	2,597	1,131

NET INCOME	$6,281	$4,130	$2,517

Comprehensive Income	$7,131	$8,184	$2,442

20.  PARENT COMPANY (continued)

CONDENSED STATEMENT OF CASH FLOWS
	Year Ended December 31,
(Dollar amounts in thousands)	2012	2011	2010

OPERATING ACTIVITIES
Net income	$6,281	$4,130	$2,517
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(4,655)	(3,422)	(2,582)
Equity in undistributed net income of Emerald Bank	(240)	384	292
Equity in undistributed net income of EMORECO	280	441	1,159
Stock-based compensation expense	32	59	-
Investment securities losses, net	-	179	-
Other	(885)	(806)	(602)
Net cash provided by operating activities	813	965	784

INVESTING ACTIVITIES
Investment in subsidiary bank	-	(1,500)	(500)

Net cash used for investing activities	-	(1,500)	(500)

FINANCING ACTIVITIES
Net decrease in short-term borrowings	(804)	-	-
Common stock issued	2,329	2,210	-
Proceeds from dividend reinvestment plan	694	542	510
Cash dividends	(2,002)	(1,764)	(1,637)
Net cash provided by (used for) financing activities	217	988	(1,127)

Increase (decrease) in cash	1,030	453	(843)

CASH AT BEGINNING OF YEAR	710	257	1,100

CASH AT END OF YEAR	$1,740	$710	$257

21.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012

Total interest income	$7,232	$7,223	$7,342	$6,949
Total interest expense	1,686	1,646	1,602	1,513

Net interest income	5,546	5,577	5,740	5,436
Provision for loan losses	600	450	143	975

Net interest income after provision for loan losses	4,946	5,127	5,597	4,461

Total noninterest income	794	1,017	868	772
Total noninterest expense	3,782	4,041	4,122	3,694

Income before income taxes	1,958	2,103	2,343	1,539
Income taxes	435	463	494	270

Net income	$1,523	$1,640	$1,849	$1,269

Per share data:
Net income
Basic	$0.86	$0.85	$0.93	$0.65
Diluted	0.86	0.85	0.93	0.64
Average shares outstanding:
Basic	1,763,982	1,919,333	1,978,181	1,984,818
Diluted	1,764,585	1,921,205	1,983,863	1,991,354

(Dollar amounts in thousands)	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011

Total interest income	$7,359	$7,421	$7,528	$7,419
Total interest expense	2,341	2,304	2,134	1,873

Net interest income	5,018	5,117	5,394	5,546
Provision for loan losses	865	700	920	600

Net interest income after provision for loan losses	4,153	4,417	4,474	4,946

Total noninterest income	699	594	686	258
Total noninterest expense	3,705	4,292	3,906	3,598

Income before income taxes	1,147	719	1,254	1,606
Income taxes	145	(1)	175	277

Net income	$1,002	$720	$1,079	$1,329

Per share data:
Net income
Basic	$0.62	$0.44	$0.63	$0.76
Diluted	0.62	0.44	0.63	0.76
Average shares outstanding:
Basic	1,621,889	1,647,771	1,704,677	1,756,157
Diluted	1,651,889	1,647,920	1,704,677	1,756,157

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

The consolidated review and analysis of Middlefield Banc Corp. (“Company”) is intended to assist the reader in evaluating the performance of the Company for the years ended December 31, 2012, 2011, and 2010. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

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

This Management’s Discussion and Analysis section of the Annual Report contains forward-looking statements.  Forward-looking statements are based upon a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. Although the Company believes its estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by the Company or any other person that the indicated results will be achieved. Investors are cautioned not to place undue reliance on forward-looking information.

These forward-looking statements may involve significant risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results in these forward-looking statements.

Significant Factors Affecting Financial Results

Formation of asset resolution subsidiary.  On October 23, 2009 the Company received from the Federal Reserve Bank of Cleveland approval to establish an asset resolution subsidiary.  Organized as an Ohio corporation under the name EMORECO, Inc. and wholly owned by the Company, the purpose of the asset resolution subsidiary is to maintain, manage, and ultimately dispose of nonperforming loans and real estate acquired by subsidiary banks as the result of borrower default on real-estate-secured loans.  At December 31, 2012, EMORECO’s assets consist of six nonperforming loans and eight OREO properties.  EMORECO has paid approximately $5.8 million to Emerald Bank for the nonperforming loans and other real estate, using funds contributed by the Company, which were borrowed under lines of credit of the holding company. Federal law governing bank holding companies provides that a holding company subsidiary has limited real estate investment powers.  EMORECO may only manage and maintain property and may not improve or develop property without advance approval of the Federal Reserve Bank.

Closer regulatory supervision of Emerald Bank.  In February of 2011 Emerald Bank agreed with the FDIC and the Ohio Division of Financial Institutions that Emerald Bank will take specified actions to correct weaknesses in the bank’s condition and operations.  The actions that Emerald Bank agreed to take include reducing the bank’s concentration of credit in non-owner occupied 1 - 4 family residential mortgage loans, reducing delinquent and classified loans, enhancing credit administration for non-owner occupied residential real estate, developing plans for the reduction of borrower indebtedness on classified and delinquent credits, implementing an earnings improvement plan, maintaining leverage capital of at least 9%, revising the bank’s methodology for calculating and determining the adequacy of the allowance for loan losses, and providing to the FDIC and the ODFI notice of proposed dividend payments at least 30 days in advance.

We have conducted an evaluation and reorganization of lending and credit administration personnel, retained collection and workout personnel, and sold $5.8 million of nonperforming assets EMORECO, Inc., Middlefield Banc Corp.’s nonbank-asset resolution subsidiary established in the fourth quarter of 2009.  Middlefield Banc Corp. provided capital of $500,000 to Emerald Bank in 2010 and $1.50 million in 2011 so that Emerald Bank would achieve the elevated 9% leverage capital level.  At December 31, 2012 Emerald Bank’s leverage ratio was 10.61%.

In addition to Emerald Bank maintaining leverage capital of at least 9%, The Middlefield Banking Company committed to the FDIC that The Middlefield Banking Company will maintain capital ratios at levels no lower than its June 30, 2010 ratios (i.e., no lower than 6.25% tier 1 leverage capital and 11.29% total risk-based capital), and Middlefield Banc Corp. committed to the Federal Reserve that Middlefield Banc Corp. will maintain tier 1 leverage capital of at least 7.25% and total risk-based capital of at least 12%, both at the level of the holding company and at the level of The Middlefield Banking Company, the lead bank.

Continued weakness in the local and regional economies.  In 2012 the Company continued to be the impacted by the recession that began in late 2007, with sluggish local and regional economies, a depressed residential and commercial real estate market, and elevated unemployment levels.  We currently anticipate that in the near term of the next year or two the economy of the markets in which we conduct business will remain sluggish at best.  There is the potential for further deterioration in the residential and commercial real estate markets and in unemployment levels, but we currently are optimistic that within the next year or two these local and regional macro-economic factors could actually turn slightly positive.  Nevertheless, we anticipate that prevailing interest rates will remain at historically low levels, with improvement in the level of nonperforming assets and classified assets lagging somewhat behind improvement in the local and regional economies.  In the longer term of three to five years, we anticipate a more solid economy locally, regionally, and nationally, with interest rates finally increasing from their prolonged record-low levels.

Capital maintenance and enhancement is a priority.  In January of 2011, the Company’s board established a goal to achieve Tier 1 leverage capital of 7.25% and total risk-based capital of 12.00%, both at the level of the Company and at MBC.  The parent company board also affirmed the goal of restraining growth at the level of the subsidiary banks to promote achievement of these elevated capital level targets.  The Company’s Tier 1 leverage capital was 7.88% as of December 31, 2012, with total risk-based capital of 13.86%.  MBC’s Tier 1 leverage capital was 7.32% as of December 31, 2012, with total risk-based capital of 13.29%.  In 2012 MBC restrained asset growth by reducing the rates paid on deposits, which also had the effect of enhancing our net interest margin.  We also benefitted from stable income, saw a large increase in unrecognized gains on securities, and raised additional equity capital in a private offering.  These led to increased equity capital, resulting in overall improvement to the regulatory capital ratios of MBC and the Company.  The goal of the elevated capital levels is to account for the ongoing economic stress in the markets in which the Company and its subsidiary banks operate and to account for the levels of substandard and other nonperforming assets.

In a private common stock offering that began in 2010, Middlefield Banc Corp. sold a total of 138,150 shares in 2011, followed by a sale of 93,050 shares on April 17, 2012 and a sale of 103,585 shares on April 30, 2012. The offering concluded on March 8, 2013 with a sale of 13,320 shares to an institutional investor, completing the sale to that investor under the terms of the subscription agreement it entered into in August of 2011. All sales in the offering occurred at $16 per share. Although the private stock offering has ended, because of elevated regulatory capital requirements and increased levels of substandard and nonperforming assets we continue to monitor our capital closely and we continue to consider opportunities to enhance capital, whether by raising additional equity or otherwise.

On or about January 14, 2013 an investor to whom we sold a total of 196,635 shares in April of 2012, constituting 9.9% of our stock, obtained from the Ohio Division of Financial Institutions and the Federal Reserve Bank of Cleveland regulatory clearance to acquire up to 24.99% of our stock.  The August 15, 2011 Stock Purchase Agreement, as amended, under which we sold shares to the investor provided for sale of up to 24.99% of our stock, subject to the investor obtaining regulatory clearance and subject to other conditions.  Although we disclosed in a Form 8-K Current Report filed with the SEC on January 18, 2013 that sale of additional shares to the investor under the terms of the Stock Purchase Agreement will not occur, if the investor nevertheless acquires shares and increases his ownership to 10% or more of our common stock, whether acquiring the shares on the open market or from us, we will become subject to additional restrictions under the terms of the regulatory clearance issued to the investor by the Ohio Division of Financial Institutions.  Specifically, for three years after the investor becomes an owner of 10% or more of our stock, we would have to obtain advance approval of the ODFI in order for The Middlefield Banking Company to pay a dividend to Middlefield Banc Corp., and for 12 months we would have to obtain advance written approval of the ODFI for any changes in the composition of Middlefield Banc Corp.’s board or executive management.

Longer-term prospects for growth.  Capital enhancement and reduction of nonperforming assets are a higher priority than growth.  The Company does not anticipate significant deposit growth, and the percentage of assets represented by the securities portfolio will continue to exceed historical levels until loan demand in the Company’s markets recovers.  An increase in loan demand and in the availability of high-quality lending opportunities depends on improvement in a broad range of economic factors in the markets in which the Company operates, including employment levels and the condition of the residential and commercial real estate markets in northeastern Ohio and in central Ohio.

The financial crisis that began at the end of 2007 has had a profound impact on the banking industry.  More than 450 banks and savings associations have failed.  The FDIC’s list of problem institutions remains at an elevated level, with 694 problem institutions at the end of the third quarter of 2012.  Nonperforming and classified assets held by the banking industry likewise remain at elevated levels.  With continued economic stagnation, uncertainty about when the economy will fully recover and the strength of the recovery and the potential for other factors to have an adverse impact on the prospects for the banking industry, such as national and global economic and political factors, the bank regulatory agencies have insisted that banks increase the size of the buffer that protects a bank from unknown potential adverse events and circumstances: regulatory capital.

Under these conditions a bank’s prospects for growth by expansion or other form of acquisition are limited by the more immediate need for additional capital or by the bank’s obligation to ensure that expansion will not expose the bank to the risk of inadequate capital.  In addition, the economic events of the last few years have very adversely affected bank valuations throughout the entire industry, with the entire industry burdened by excessive nonperforming and classified assets and the potential for still more growth in those asset classes.  Much of the growth by acquisition or expansion that has occurred in the banking industry in recent years has consisted of FDIC-assisted acquisitions of failed institutions.  We believe that as economic uncertainties are reduced, including uncertainty about whether the nonperforming and other classified assets will continue to grow or will instead finally be reduced to more historically normal levels, the opportunities for growth, including by acquisition of other institutions or by establishment or acquisition of branches, will increase significantly.  We believe that until then most of the growth that will occur will consist of organic growth based on a bank’s existing profile.

At approximately 7,000, the total number of banks and savings associations as of the end of 2012 is less than half the number at the end of 1990, when the number exceeded 15,000.  Nevertheless, a large percentage of the 7,000 institutions that remain are small, community-oriented institutions, although the share of total banking assets that they control continues to decline.  As an increasing share of the banking universe is occupied by the largest institutions, and taking into account economic, demographic, and technological changes and a greatly expanding regulatory burden, the future of banking favors larger institutions.  We believe these factors create a strong incentive for growth through industry consolidation, meaning acquisition of smaller institutions by larger institutions and mergers of smaller institutions as a defense to competitive pressure from larger institutions.  We therefore believe that industry consolidation is likely to continue and that the pace of consolidation could actually accelerate.

The trend toward consolidation would be most advantageous for financial institution organizations that have a surplus of capital, a strategy for growth, a strong financial profile, and few if any regulatory supervisory concerns, the ingredients of prompt regulatory approval that could be a significant competitive advantage in the market for financial institution mergers and acquisitions.  Our goal is to acquire that advantage; although we give no assurance that our efforts to do so will succeed.  We are committing significant resources to eliminating weaknesses in the performance and condition of Emerald Bank and The Middlefield Banking Company, we have moved nonperforming and substandard assets from Emerald Bank to an asset resolution subsidiary, we have agreed to elevated capital requirements for both banks and for the holding company and we have taken steps to achieve those elevated capital levels, we continue to invest resources both to resolve existing nonperforming and substandard assets and to prevent growth in those asset classes, and we have raised additional holding company capital through a private equity offering.

Although we currently are not exploring acquisition opportunities and although it is unrealistic to expect that we will grow by acquisition within the next 12 months, beyond that immediate future we are seeking to make Middlefield Banc Corp. eligible to grow by acquisition if a suitable opportunity arises.  We give no assurance that we will be eligible or that there will arise an opportunity we consider to be appropriate.

Critical Accounting Policies

Allowance for loan losses.  Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment.  The Company’s allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen.  The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off.  For a full discussion of the Company’s methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of “Notes to Consolidated Financial Statements” of this Annual Report.

Valuation of Securities.  Securities are classified as held-to-maturity or available-for-sale on the date of purchase. Only those securities classified as held-to-maturity are reported at amortized cost. Available-for-sale and trading securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income, net of related deferred income taxes, on the Consolidated Balance Sheet. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Realized securities gains or losses are reported within noninterest income in the Consolidated Statement of Income. The cost of securities sold is based on the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Investment securities are generally evaluated for OTTI under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320, Investments — Debt and Equity Securities. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions and whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, or U.S. government-sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income or loss. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.0 percent of the total available-for-sale portfolio as of December 31, 2012, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

The Company’s investment in one private-label collateralized mortgage obligation with a carrying value of $899,000 was impaired in 2011 as a result of the Company’s determination that declines in their fair value were other than temporary. As a result of this determination, the Company recognized a $35,000 before-tax, non-cash charge, which was recorded as a reduction to noninterest income.

Refer to Note 5 in the consolidated financial statements.

Income Taxes

The Company estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which the Company conducts business. On a quarterly basis, management assesses the reasonableness of its effective tax rate based upon its current estimate of the amount and components of net income, tax credits and the applicable statutory tax rates expected for the full year. The estimated income tax expense is recorded in the Consolidated Statement of Income.

Deferred income tax assets and liabilities are determined using the balance sheet method and are reported in accrued taxes, interest and expenses in the Consolidated Balance Sheet. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and recognizes enacted changes in tax rates and laws. Deferred tax assets are recognized to the extent they exist and are subject to a valuation allowance based on management’s judgment that realization is more-likely-than-not.

Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in accrued taxes, interest and expenses in the Consolidated Balance Sheet. The Company evaluates and assesses the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other information and maintains tax accruals consistent with its evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period’s income tax expense and can be significant to the operating results of the Company.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price over the fair value of the assets acquired in connection with business acquisitions accounted for as purchases. Other intangible assets consist of branch acquisition core deposit premiums.

The Company must assess goodwill and other intangible assets each year for impairment. The gross carrying amount of goodwill and intangible assets is tested for impairment in the fourth quarter, after the annual forecasting process.

Management’s assessment of the carrying value of goodwill and intangible assets involves estimating cash flows for future periods. If the future cash flows were less than the recorded goodwill and other intangible assets balances, the Company would be required to take a charge against earnings to write down the assets to the lower value.

Fair Value of Financial Instruments

The disclosure of the fair value of financial instruments is based on available market prices or management’s estimates of the fair value of such instruments.

Management consults with a third party for available market prices as well as performs calculations of the present value of contractual cash flows discounted at current comparative market inputs. Prepayment estimates are utilized when appropriate.

Changes in Financial Condition

General The Company’s total assets increased $15.8 million or 2.4% to $670.3 million at December 31, 2012 from $654.6 million at December 31, 2011.  The increase was due to an increase in cash and due from banks of $17.8 million and net loans receivable of $5.6 million, which was partially offset by a decrease in federal funds sold of $6.9 million.

The increase in the Company’s total assets reflects a related increase in total liabilities of $7.6 million or 1.2% to a total balance of $614.9 million at December 31, 2012 from $607.3 million at December 31, 2011.  The Company also experienced an increase in total stockholders’ equity of $8.2 million.

The increase in total liabilities was primarily due to deposit growth for the year.  Total deposits increased $12.4 million or 2.1% to $593.3 million at December 31, 2012 from $581.0 million as of December 31, 2011.  The net increase in total stockholders’ equity can be attributed to increases in retained earnings of $4.3 million, or 23.5% and common stock of $3.1 million, or 9.8%.

Cash on hand and Federal funds sold Cash and due from banks, interest-earning deposits and federal funds sold represent cash and cash equivalents which increased $11.0 million or 31.9% to $45.3 million at December 31, 2012 from $34.4 million at December 31, 2011.  Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.   The net increase in 2012 can be attributed to an increase in due from banks of $17.9 million, or 113.4%.

Securities  Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity.  The balance of total securities increased $495,000, or .3%, as compared to 2011, with the ratio of securities to total assets decreasing to 29.0% at December 31, 2012, compared to 29.6% at December 31, 2011.

The Company continues to benefit from owning mortgage-backed securities, which totaled $76.2 million or 39.2% of the Company's total investment portfolio at December 31, 2012. The primary advantage of mortgage-backed securities has been the increased cash flows due to the more rapid (monthly) repayment of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date.  The weighted average federal tax equivalent (FTE) yield on all debt securities at year-end 2012 was 4.21%, as compared to 4.72% at year-end 2011. While the Company's focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

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

Loans receivable The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent construction and consumer loans. Net loans receivable increased $5.6 million or 1.4% to $400.7 million at December 31, 2012 from $395.1 million at December 31, 2011.  Included in this growth were increases in commercial real estate and commercial and industrial loans of $7.2 and $3.0 million, respectively.  These increases were partially offset by a decrease of $4.3 million in residential real estate loans.

The product mix in the loan portfolio is commercial loans equaling 15.2%, construction loans 5.5%, residential real estate loans 49.9%, commercial real estate loans 28.3% and consumer loans 1.0% at December 31, 2012 compared with 14.7%, 5.5%, 51.7%, 27.0% and 1.1%, respectively, at December 31, 2011.

Loans contributed 78.0% of total interest income in 2012 and 73.5% in 2011.  The loan portfolio yield of 5.51% in 2012 was 76 basis points greater than the average yield for total interest earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process.  Because of the Company’s increased levels of nonperforming assets, management follows additional procedures to ensure MBC and EB obtain current borrower financial information annually throughout the life of the loan obligation.

 To minimize risks associated with changes in the borrower’s future repayment capacity, the Company generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

The Company will continue to monitor the size of its loan portfolio growth during 2013. The Company's lending markets remain challenging and have impacted loan growth due to suppressed levels of loan originations in previous years. The Company anticipates total loan growth to be marginal, with volume to continue at a flat to moderate pace throughout 2013. The Company remains committed to sound underwriting practices without sacrificing asset quality and avoiding exposure to unnecessary risk that could weaken the credit quality of the portfolio.

FHLB stock. FHLB stock remained unchanged at $1.9 million at December 31, 2012 when compared to the prior year.

Goodwill.  Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed annually for impairment and any such impairment is recognized in the period identified by a charge to earnings. In assessing goodwill for impairment, management estimates the fair value of the Company’s banking subsidiary to which the goodwill relates. To arrive at fair value estimates management considers prices received upon sale of other banking institutions of similar size and with similar operating results. Purchase prices as a multiple of earnings, book value, tangible book value and deposits are considered and applied to the Company’s banking subsidiary.  The process of evaluating goodwill for impairment requires management to make significant estimates and judgments. The use of different estimates, judgments or approaches to estimate fair value could result in a different conclusion regarding impairment of goodwill.  Based on the analysis, management has determined that there is no goodwill impairment.

The Company annually uses the services of an independent third party that is regarded in the banking industry as an expert in valuing core deposits and monitoring the ongoing value of core deposit intangibles and goodwill on an annual basis.  Goodwill balances were unchanged in 2012.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies.  BOLI increased by $279,000 to $8.5 million as of December 31, 2012 from $8.3 million at the end of 2011 as a result of the earnings of the underlying insurance policies.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks.  The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 96.8% of the Company’s total funding sources at December 31, 2012. The deposit base consists of demand deposits, savings, money market accounts and time deposits.  Total deposits increased $12.4 million or 2.1% to $593.3 million at December 31, 2012 from $581.0 million at December 31, 2011.

Time deposits, particularly certificates of deposit ("CD's"), remain the largest source of funding for the Company's earning assets, making up 33.2% of total deposits. During 2012, time deposits decreased $22.2 million, or 10.1%, from year-end 2011. This is primarily due to the historically low market interest rates on CD’s causing customers to seek greater return or additional liquidity in other instruments.

Offsetting the decrease in time deposits was an increase in the Company's demand deposit balances, which were up $20.6 million, or 17.3%, to finish at $139.8 million at year-end 2012 as compared to $119.2 million at year-end 2011. Also adding to the Company’s deposit growth for the year were increases in savings and money market accounts of $8.2 million and $5.7 million, or 4.9% and 7.6%, respectively.  The Company will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly employ both retail and wholesale funds to support earning assets and minimize interest costs.

Borrowed funds. The Company uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, lines of credit from other banks and repurchase agreement borrowings. Borrowed funds decreased $4.7 million or 19.5% to $19.5 million at December 31, 2012 from $24.2 million at December 31, 2011. FHLB advances declined $3.9 million with short-term borrowings decreasing $854,000.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well capitalized guidelines. Emerald Bank has agreed with the FDIC and the Ohio Division of Financial Institutions to maintain tier 1 leverage capital of at least 9%, The Middlefield Banking Company committed to the FDIC that The Middlefield Banking Company will maintain capital ratios at levels no lower than its June 30, 2010 ratios (i.e., no lower than 6.25% tier 1 leverage capital and 11.29% total risk-based capital), and Middlefield Banc Corp. committed to the Federal Reserve that Middlefield Banc Corp. will maintain tier 1 leverage capital of at least 7.25% and total risk-based capital of at least 12%, both at the level of the holding company and at the level of The Middlefield Banking Company, the lead bank.  With improved earnings and with additional equity capital raised in 2011 and in 2012, we have achieved the enhanced capital goals.  In a private common stock offering that began in 2010, we sold a total of 138,150 shares in 2011, followed by a sale of 93,050 shares on April 17, 2012 and a sale of 103,585 shares on April 30, 2012. The offering concluded on March 8, 2013 with a sale of 13,320 shares to an institutional investor, completing the sale to that investor under the terms of the subscription agreement it entered into in August of 2011. All sales in the offering occurred at $16 per share.

Stockholders’ equity totaled $55.4 million at December 31, 2012, compared to $47.3 million at December 31, 2011, which represents growth of 17.3%. Common stock increased $3.1 million or 9.8% to $34.3 million at December 31, 2012 from $31.2 million at December 31, 2011. The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2012, shareholders invested more than $692,000 through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 31,537 new shares at an average price of $21.95.

Contributing to the equity growth was a $4.3 million increase in retained earnings resulting from net income, less cash dividends paid of $2.0 million, or $1.04 per share, year-to-date.

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

	For the Twelve Months Ended December 31,
	2012			2011			2010

	Average		Average	Average		Average	Average		Average
(Dollars in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable	$407,154	$22,418	5.51%	$383,854	$21,854	5.69%	$362,239	$21,084	5.82%
Investment securities (3)	183,507	6,185	4.21%	195,528	7,745	4.72%	177,377	7,835	5.19%
Interest-bearing deposits with other banks	46,306	143	0.31%	39,162	128	0.33%	32,466	175	0.54%
Total interest-earning assets	636,967	28,746	4.75%	618,544	29,727	5.05%	572,082	29,094	5.32%
Noninterest-earning assets	22,701			21,554			39,896
Total assets	$659,668			$640,098			$611,978
Interest-bearing liabilities:
Interest-bearing demand deposits	$69,041	251	0.36%	$62,918	326	0.52%	$43,714	394	0.90%
Money market deposits	72,614	300	0.41%	74,565	601	0.81%	66,392	942	1.42%
Savings deposits	171,712	655	0.38%	159,479	1,185	0.74%	130,107	1,616	1.24%
Certificates of deposit	206,905	4,529	2.19%	225,715	5,355	2.37%	248,445	6,552	2.64%
Borrowings	22,611	719	3.18%	25,521	1,185	4.64%	30,865	1,441	4.67%
Total interest-bearing liabilities	542,883	6,454	1.19%	548,198	8,653	1.58%	519,522	10,945	2.11%
Noninterest-bearing liabilities
Other liabilities	64,355			51,556			53,350
Stockholders' equity	52,430			40,344			39,105
Total liabilities and stockholders' equity	$659,668			$640,098			$611,978
Net interest income		$22,292			$21,074			$18,149
Interest rate spread (1)			3.56%			3.47%			3.22%
Net interest margin (2)			3.74%			3.65%			3.41%
Ratio of average interest-earning assets to average interest-bearing liabilities			117.33%			112.83%			110.12%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Tax equivalent adjustments to interest income for tax-exempt securities was $1,533, $1,485, and $1,365 for 2012, 2011, and 2010, respectively.

INTEREST RATES AND INTEREST DIFFERENTIAL

	2012 versus 2011			2011 versus 2010

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$1,305	$(741)	$564	$1,244	$(474)	$770
Investment securities	(537)	(1,023)	(1,560)	899	(989)	(90)
Interest-bearing deposits with other banks	23	(8)	15	29	(76)	(47)
Total interest-earning assets	791	(1,772)	(981)	2,172	(1,539)	633

Interest-bearing liabilities:
Interest-bearing demand deposits	27	(102)	(75)	136	(204)	(68)
Money market deposits	(12)	(290)	(302)	91	(431)	(340)
Savings deposits	69	(599)	(530)	292	(722)	(431)
Certificates of deposit	(429)	(397)	(826)	(569)	(627)	(1,197)
Borrowings	(114)	(352)	(466)	(249)	(7)	(256)
Total interest-bearing liabilities	(459)	(1,740)	(2,199)	(299)	(1,993)	(2,292)

Net interest income	$1,250	$(32)	$1,218	$2,472	$453	$2,925

Changes in Results of Operations

2012 Results Compared to 2011 Results

General The Company posted net income of $6.3 million, compared to $4.1 million for the year ended December 31, 2011. On a per share basis, 2012 earnings were $3.28 per diluted share, representing an increase from the $2.45 per diluted share for the year ended December 31, 2011. The return on average equity for the year ended December 31, 2012, was 11.98% and the Company’s return on average assets was 0.95%.  The $2.2 million or 52.1% improvement in net income between 2012 and 2011 can be attributed to a decrease in total interest expense of $2.2 million. This was partially offset by a decrease in total interest income of $981,000.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $1.2 million in 2012 to $22.3 million compared to $21.1 million for 2011. This increase is the net result of a $2.2 million decrease in interest expense which was partially offset by a decrease in interest income of $981,000.  Interest-earning assets averaged $637.0 million during 2012 representing a $18.4 million or 3.0% increase since year-end 2011. The Company’s average interest-bearing liabilities decreased 5.5% from $548.2 million in 2011 to $542.9 million in 2012.

The profit margin, or spread, on invested funds is a key performance measure. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2012 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.74%, compared to 3.65% in 2011.

Interest income Interest income decreased $981,000 to $28.7 million for 2012 which is attributable to a $1.7 million decrease in taxable interest on investment securities.  The change in interest income on securities was the result of a decrease in the average balance of investment securities and a lower yield on the portfolio.  The average balance of investment securities decreased by   $12.0 million or 6.2% to $183.5 million for the year ended December 31, 2012 as compared to $195.5 million for the year ended December 31, 2011. The investment security yield fell to 4.21% for 2012, from 4.72% in 2011.

Interest and fees on loans increased $564,000 to $22.4 million for 2012, compared to $21.9 million for 2011. This increase is attributable to the growth of the average balance of loans of $23.3 million to $407.2 million for the year ended December 31, 2012 as compared to $383.9 million for the year ended December 31, 2011 which was offset by a decline in the loan yield to 5.51% for 2012, compared to 5.69% for 2011.

Interest expense  Interest expense decreased $2.2 million or 25.5% to $6.5 million for 2012, compared with $8.7 million for 2011. This change in interest expense can be attributed to a 39 basis point decline in the rate paid on these liabilities, as well as a decrease in the average balance of interest-bearing liabilities.  For the year ended December 31, 2012 the average balance of interest-bearing liabilities decreased by $5.3 million to $542.9 million as compared to $548.2 million for the year ended December 31, 2011.  Interest incurred on deposits declined by $1.8 million for the year from $7.5 million in 2011 to $5.7 million for year-end 2012.  The change in deposit expense was due to a 33 basis point decline during the year and a decrease in the average balance of $2.4 million in 2012.  Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined $466,000 or 39.3% to $719,000 for 2012, compared to $1.2 million for 2011. The decline was compounded by a 146 basis point decrease in the rate paid on these borrowings during the year.

Loan Loss Provision The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending.  The provision for loan losses for the year ended December 31, 2012 was $2.2 million compared to $3.1 million in 2011. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations.

The ratio of the allowance for loan losses to total loans increased to 1.90% of total loans at December 31, 2012 compared to the 1.70% at December 31, 2011.  During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. Since its inception, EMORECO has purchased $5.8 million of non-performing assets from EB, $209,000 coming in 2012.

Non-interest income Non-interest income increased $1.2 million or 54.3% to $3.4 million for 2012 compared to $2.2 million for 2011. The increase is largely due to increases in investment security gains and service charges on deposit accounts of $783,000 and $253,000, respectively.

Non-interest expense Operating expenses increased $138,000, or .9% to $15.6 million for 2012 compared to $15.5 million for 2011. Equipment expense, professional fees, and Ohio franchise tax increased $203,000, $148,000, and $129,000, or 36.5%, 18.5%, and 28.0%, respectively.  Other expenses increased to $3.7 million, up $397,000 or 11.9% compared to the 2011 balance of $3.3 million. Included in this amount are miscellaneous expenses related to other real estate owned which totaled $376,000.  This increase of $226,000, a 150.6% increase over the prior year, stems largely from EMORECO activities relating to loans and OREO such as purchases from EB, write-downs, and OREO maintenance.  FDIC insurance expense decreased $479,000, or 49.6%, as management continues to monitor the related accrual method.  Losses on the sale of other real estate owned decreased $239,000 or 48.1% to $258,000 when compared to the prior year. This decrease reflects a normalizing of the Company’s sales of other real estate owned properties and the conservative approach in original valuation of these properties.

Provision for Income Taxes The provision for income taxes increased $1.1 million to $1.7 million for 2012, compared to a tax benefit of $596,000 in 2011. This increase was due to an increase in pretax income of $3.2 million during 2012. The Company’s effective federal income tax rate in 2012 was 20.9% compared to 12.6% in 2011.

Changes in Results of Operations

2011 Results Compared to 2010 Results

General The Company posted net income of $4.1 million, compared to $2.5 million for the year ended December 31, 2010. On a per share basis, 2011 earnings were $2.45 per diluted share, representing an increase from the $1.60 per diluted share for the year ended December 31, 2010. The return on average equity for the year ended December 31, 2011, was 10.24% and the Company’s return on average assets was 0.65%. The $1.6 million or 64.1% improvement in net income between 2011 and 2010 can be attributed to a decrease in total interest expense of $2.3 million.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $2.9 million in 2011 to $21.1 million compared to $18.1 million for 2010. This increase is the net result of a $2.3 million decrease in interest expense which was supported by an increase in interest income of $633,000. Interest-earning assets averaged $618.5 million during 2011 representing a $46.5 million or 8.1% increase since year-end 2010. The Company’s average interest-bearing liabilities increased 5.5% from $519.5 million in 2010 to $548.2 million in 2011.

The profit margin, or spread, on invested funds is a key performance measure. The Company monitors two key performance indicators—net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2011 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.65%, compared to 3.41% in 2010.

Interest income Interest income increased $633,000 to $29.7 million for 2011 which was partially attributed to a $770,000 increase in interest and fees on loans. The change in interest income on securities was the net result of an increase in the average balance of investment securities which was offset by a lower yield on the portfolio. The average balance of investment securities increased by $18.1 million or 10.2% to $195.5 million for the year ended December 31, 2011 as compared to $177.4 million for the year ended December 31, 2010. The additional interest income earned due to growth was offset by a decline in the investment security yield to 4.72% for 2011, compared to 5.19% for 2010.

Interest and fees on loans increased $770,000 to $21.9 million for 2011, compared to $21.1 million for 2010. This increase was primarily attributable to the growth of the average balance of loans of $21.6 million to $383.9 million for the year ended December 31, 2011 as compared to $362.2 million for the year ended December 31, 2010 which was offset by a decline in the loan yield to 5.69% for 2011, compared to 5.82% for 2010. This decline was due to the fact that a large percentage of the loan portfolio uses the prime rate as its index. Loans continued to reprice to the historically low 3.25% prime rate throughout 2011.

Interest expense Interest expense decreased $2.3 million or 21.0% to $8.7 million for 2011, compared with $10.9 million for 2010. This change in interest expense can be attributed to a 53 basis point decline in the rate paid on these liabilities, partially offset by an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2011 the average balance of interest-bearing liabilities grew by $28.7 million to $548.2 million as compared to $519.5 million for the year ended December 31, 2010. Interest incurred on deposits declined by $2.0 million for the year from $9.5 million in 2009 to $7.5 million for year-end 2011. The change in deposit expense was due to a 51 basis point decline during the year which was partially offset by an increase in the average balance of $34.0 million in 2011. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined $256,000 or 17.8% to $1.2 million for 2011, compared to $1.4 million for 2010. The decline was slightly more profound by a 3 basis point decrease in the rate paid on these borrowings during the year.

Loan Loss Provision —The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2011 was $3.1 million compared to $3.6 million in 2010. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan losses, actual loan losses could exceed the amounts that have been charged to operations.

The ratio of the allowance for loan losses to total loans increased to 1.70% of total loans at December 31, 2011 compared to the 1.67% at December 31, 2010. During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. Since its inception, EMORECO has purchased $5.8 million of non-performing assets from EB, $957,000 coming in 2011.

Non-interest income Non-interest income decreased $386,000 or 14.7% to $2.2 million for 2011 compared to $2.6 million for 2010. The decrease is due to a reduction in service charges on deposit accounts of $272,000 and investment security losses of $194,000. The decline in service charges is the result of changes in federal regulations regarding the collection of overdraft fees while the security losses were mostly due to other than temporary impairment losses to equity securities. These were partially offset by increases in revenue from investment services of $41,000 and rental income from OREO owned of $34,000.

Non-interest expense  Operating expenses increased $738,000, or 5.0% to $15.5 million for 2011 compared to $14.8 million for 2010. Expense increases in salaries and employee benefits of $822,000 were largely the result of the addition of employees due to the growth of the Company and increases in employees’ health benefits. Professional fees increased $122,000, or 18.0%, as management continues to explore avenues of decreased risk by leveraging outside resources. Additionally the Company recognized an increase in the Ohio state franchise tax of $113,000 when compared to 2010. Other expenses increased to $3.3 million, up $280,000 or 9.1% compared to the 2010 balance of $3.1 million. Included in this amount are expenses related to delinquent loans, foreclosures and OREO which totaled $596,000 an increase of $31,000 over the prior year which represents 11.1% of the increase. EMORECO had $123,000 in loan and OREO expenses in 2011. Based on the number of non-performing loans management believes that the higher than historic expenses related to asset quality will continue into 2012. Losses on the sale of OREO decreased $286,000 or 36.5% to $497,000 when compared to the prior year. This decrease reflects a normalizing of the Company’s sales of OREO properties and the conservative approach in original valuation of these properties. Included in this total is the Company’s non-bank asset resolution subsidiary, EMORECO, which had $455,000 in losses on the sale of OREO.

Provision for Income Taxes The provision for income taxes increased $684,000 to $596,000 for 2011, compared to a tax benefit of $88,000 in 2010. This increase was due to an increase in pretax income of $2.3 million during 2011. This increase was offset by the increase in non-taxable income from obligations of states and political subdivisions to $2.9 million, an increase of $233,000 when compared to 2010. The Company’s effective federal income tax rate in 2011 was 12.6% compared to (3.6%) in 2010.

Asset and Liability Management

The primary objective of the Company’s asset and liability management function is to maximize the Company’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the re-pricing or maturity of interest-earning assets and the re-pricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in a strong asset/liability management process in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors and senior management. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies.

Interest Rate Sensitivity Simulation Analysis

The Company utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes the various rate scenarios of the simulation modeling enables the Company to more accurately evaluate and manage the exposure of interest rate fluctuations on net interest income, the yield curve, various loan and mortgage-backed security prepayments, and deposit decay assumptions.

Earnings simulation modeling and assumptions about the timing and volatility of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and expected attrition of the core deposit portfolios. These assumptions are based on the Company’s historical experience and industry standards and are applied consistently across all rate risk measures.

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation- Given a 200 basis point parallel gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period.

Portfolio equity simulation- Portfolio equity is the net present value of the Company’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 20% of stockholders’ equity.

The following table presents the simulated impact of a 200 basis point upward or downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming the interest-earning asset and interest-bearing liability levels at December 31, 2012 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2012 levels for net interest income, and portfolio equity.  The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2012 for portfolio equity:

	Increase 200 Basis Points	Decrease 200 Basis Points

Net interest income - increase (decrease)	(0.28)%	0.22%

Portfolio equity - increase (decrease)	(16.65)%	(5.80)%

Allowance for Loan Losses. The allowance for loan losses (ALL) represents the amount management estimates are adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries credited to it.  The ALL is established through a provision for loan losses, which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the ALL, taking into account the overall risk characteristics of the various portfolio segments, the Company's loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the ALL, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total ALL is a combination of a specific allowance for identified problem loans and a general allowance for homogeneous loan pools.

In 2012, the combination of relative weakness in commercial real estate values and a sluggish economy continued to have an adverse impact on the financial condition of commercial borrowers. Management does see continuing signs that the local economic environment has stabilized and that certain industries, specifically timber and construction, within our defined market area have experienced some improvement. Though economic improvement is noted, it has not been for a period of time sufficient to warrant the medium-term outlook, as it relates to the ALL and the qualitative factors found therein.

The allowance for loan loss balance as of December 31, 2012 totaled $7.8 million representing a $960,000 increase from the end of 2011.  For the year of 2012, the provision for loan losses was $2.2 million which represented a decrease of $917,000 from the $3.1 million provided during 2011. The provision for 2012 is reflective of the slightly positive trend in the decrease in non-performing loans.  Asset quality is a high-priority in our overall business plan as it relates to long-term asset growth projections. During 2012, net charge-offs decreased by $1.3 million to $1.2 million compared to $2.5 million in 2011, signifying a favorable trend. Two key ratios to monitor asset quality performance are net charge-offs/average loans and the allowance for loan losses/non-performing loans. At year-end 2012, these ratios were .30% and 54.8%, respectively, compared to .65% and 27.8% in 2011.

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

The non-specific allowance is determined based upon management's evaluation of existing economic and business conditions affecting the key lending areas of the Company and other conditions, such as new loan products, credit quality trends, collateral values, unique industry conditions within portfolio segments that existed as of the balance sheet date, and the impact of those conditions on the collectability of the loan portfolio. Management reviews these conditions quarterly. The non-specific allowance is subject to a higher degree of uncertainty because it considers risk factors that may not be reflected in the historical loss factors.

Although management uses the best information available to make the determination of the adequacy of the ALL at December 31, 2012, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of non-performing assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a Company's ALL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's ALL at the dates and for the periods presented.

	For the Years Ended December 31,
(Dollars in thousands)	2012	2011	2010

Allowance balance at beginning of period	$6,819	$6,221	$4,937

Loans charged off:
Commercial and industrial	(230)	(568)	(450)
Real estate-construction	(135)	(6)	-
Real estate-mortgage:
Residential	(785)	(1,862)	(1,433)
Commercial	(123)	(265)	(428)
Consumer installment	(64)	(11)	(59)

Total loans charged off	(1,337)	(2,712)	(2,370)

Recoveries of loans previously charged-off:
Commercial and industrial	71	76	40
Real estate-construction	-	-	-
Real estate-mortgage:
Residential	31	122	-
Commercial	-	-	-
Consumer installment	27	27	34

Total recoveries	129	225	74

Net loans charged off	(1,208)	(2,487)	(2,296)

Provision for loan losses	2,168	3,085	3,580

Allowance balance at end of period	$7,779	$6,819	$6,221

Loans outstanding:
Average	$407,154	$383,854	$362,239
End of period	408,433	401,880	372,498

Ratio of allowance for loan losses to loans outstanding at end of period	1.90%	1.70%	1.67
Net charge offs to average loans	(0.30)	(0.65)	(0.63)

The following table illustrates the allocation of the Company's allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2012		2011		2010
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial and industrial	$1,732	15.2%	$1,296	14.7%	$1,234	15.4%
Real estate construction	1,123	5.5	438	5.4	356	4.3
Mortgage:
Residential	2,872	49.9	3,731	51.8	3,392	56.4
Commercial	1,991	28.3	1,306	27.0	1,143	22.6
Consumer installment	61	1.0	48	1.1	96	1.3

Total	$7,779	100.0%	$6,819	100.0%	$6,221	100.0%

Non-performing assets.   Non-performing assets includes non-accrual loans, troubled debt restructurings (TDRs), loans 90 days or more past due, assets purchased by EMORECO from EB, OREO, and repossessed assets. A loan is classified as non-accrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of principal and interest is doubtful.  Payments received on nonaccrual loans are applied against principal according to management’s shadow accounting system.

TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 49 TDRs with a total balance of $4.7 million as of December 31, 2012 compared to 40 TDRs totaling $10.0 million as of December 31, 2011. Non-performing loans amounted to $14.2 million or 3.5% of total loans and $25.1 million or 6.3% of total loans at December 31, 2012 and December 31, 2011, respectively.  Non-performing loans secured by real estate totaled $12.8 million as of December 31, 2012, a decrease of $10.0 million from $22.8 million at December 31, 2011.  OREO is initially recorded at fair value and continually monitored for accurate valuation.

A major factor in determining the appropriateness of the ALL is the type of collateral which secures the loans. Of the total nonperforming loans at December 31, 2012, 90.2% were secured by real estate. Although this does not insure against all losses, the real estate provides substantial recovery, even in a distressed-sale and declining-value environment.  In response to the poor economic conditions which have eroded the performance of the Company’s loan portfolio, additional resources have been allocated to the loan workout process. The Company’s objective is to work with the borrower to minimize the burden of the debt service and to minimize the future loss exposure to the Company.

The following table summarizes nonperforming assets by category.

		At December 31,
	2012	2011	2010

	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Commercial and industrial	$560	$1,576	$2,540
Real estate-construction	364	663	648
Real estate-mortgage:
Residential	8,329	10,645	11,686
Commercial	2,105	3,921	3,513
Consumer installment	18	-	12
Total nonaccrual loans	11,376	16,805	18,399
Troubled debt restructuring:
Commercial and industrial	503	778	619
Real estate-construction	-	3,883	-
Real estate-mortgage:
Residential	1,250	797	530
Commercial	617	1,940	428
Consumer installment	11	24	10
Total troubled debt restructuring	2,381	7,422	1,587
Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	348	44	-
Real estate-construction	-	-	-
Real estate-mortgage:
Residential	89	275	-
Commercial	-	-	-
Consumer installment	-	-	-
Total accruing loans which are contractually past due 90 days or more	437	319	-
Total non - performing loans	14,194	24,546	19,986
Other real estate owned	1,846	2,196	2,302
Total non-performing assets	$16,040	$26,742	$22,288
Total non-performing loans to total loans	3.48%	6.11%	5.37%
Total non-performing loans to total assets	2.12%	3.75%	3.16%
Total non-performing assets to total assets	2.39%	4.09%	3.53%

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower's financial condition is such that collection of interest is doubtful. Payments received on non-accrual loans are recorded as income or applied against principal according to management's judgment as to the collectability of principal.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement, including all troubled debt restructurings.  Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Management evaluates all loans identified as impaired individually.  The Company estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until that time, an allowance for loan loss is maintained for estimated losses.

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $756,000 in 2012; $859,000 in 2011; and $470,000 in 2010.  Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Liquidity and Capital Resources

Liquidity. Liquidity management involves monitoring the ability to meet the cash flow needs of bank customers, such as borrowings or deposit withdrawals, as well as the Company’s own financial commitments. The principal sources of liquidity are net income, loan payments, maturing and principal reductions on securities and sales of securities available for sale, federal funds sold and cash and deposits with banks. Along with its liquid assets, the Company has additional sources of liquidity available to ensure adequate funds are available as needed. These include, but are not limited to, the purchase of federal funds, the ability to borrow funds under line of credit agreements with correspondent banks, a borrowing agreement with the Federal Home Loan Bank of Cincinnati, Ohio and the adjustment of interest rates to obtain deposits. Management believes the Company has the capital adequacy, profitability and reputation to meet the current and projected needs of its customers.

Liquidity is managed based on factors including core deposits as a percentage of total deposits, the level of funding source diversification, the allocation and amount of deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets readily converted to cash without undue loss, the amount of cash and liquid securities we hold, and the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

The Company's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2012, cash and cash equivalents totaled $45.3 million or 6.8% of total assets while investment securities classified as available for sale totaled $194.5 million or 29.0% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $10.3 million, $9.1 million, and $5.7 million for 2012, 2011, and 2010, respectively, generated principally from net income of $6.3 million, $4.1 million, and $2.5 million in each of these respective periods.

Investing activities used $8.0 million which consisted primarily of investment activity and loan originations.  The cash usages primarily consisted of investment purchases of $83.4 million and loan increases of $8.7 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $50.9 million and $33.0 million, respectively.  For the same period ended 2011, investing activities used $19.4 million. These cash usages primarily consisted of loan increases of $33.0 million, as well as investment purchases of $80.1 million. Partially offsetting the usage of investment activities is $69.3 million of proceeds from investment security maturities and repayments. During the same period ended 2010, investing activities used $87.6 million in funds, principally for the net origination of loans and the purchase of investment securities of $23.0 million and $113.9 million, respectively.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2012, net cash provided by financing activities totaled $8.7 million, principally derived from an increase in deposit accounts of $12.4 million and offset by $3.9 million to repay FHLB borrowings. During 2011, net cash provided by financing activities totaled $14.0 million, principally derived from an increase in deposit accounts of $15.7 million and offset by $2.5 million to repay FHLB borrowings. During the same period ended 2010, net cash provided by financing activities totaled $71.3 million, principally derived from an increase in deposit accounts.

Liquidity may be adversely affected by many circumstances, including unexpected deposit outflows and increased draws on lines of credit. Management monitors projected liquidity needs and determines the desirable level based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company anticipates having sufficient liquidity to satisfy estimated short and long-term funding needs.

Capital Resources. The Company's primary source of capital is retained earnings. Historically, the Company has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to not only ensure regulatory compliance but capital adequacy for future expansion.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 1,058 stockholders of record as of December 31, 2012. There is no established market for the Company’s common stock. The stock is traded very infrequently. Bid prices are quoted from time to time in the “pink sheets” under the symbol “MBCN.”  The “pink sheets” is a quotation service for over-the-counter securities that is maintained by Pink OTC Markets Inc., a privately owned company.  The following table shows the high and low bid prices of and cash dividends paid on the Company’s common stock in 2012 and 2011, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

	High Bid	Low Bid	Cash Dividends per share

2012
First Quarter	$21.25	$17.00	$0.26
Second Quarter	$24.50	$21.25	$0.26
Third Quarter	$25.00	$21.55	$0.26
Fourth Quarter	$26.70	$22.25	$0.26

2011
First Quarter	$19.00	$16.61	$0.26
Second Quarter	$19.00	$17.00	$0.26
Third Quarter	$18.37	$16.50	$0.26
Fourth Quarter	$17.95	$16.15	$0.26

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

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

/s/ Thomas G. Caldwell
By: Thomas G. Caldwell
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 13, 2013

/s/ Donald L. Stacy
By: Donald L. Stacy
Treasurer
(Principal Financial & Accounting Officer)

Date: March 13, 2013