Form 10-K, Exhibit 13
period 2013-12-31
MIDDLEFIELD BANC CORP
filed 2014-03-11
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Middlefield Banc Corp.

We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass P.C.

Wexford, Pennsylvania

March 11, 2014

MIDDLEFIELD BANC CORP.

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except shares)

	December 31,
	2013	2012

ASSETS
Cash and due from banks	$20,926	$33,568
Federal funds sold	5,267	11,778
Cash and cash equivalents	26,193	45,346
Investment securities available for sale, at fair value	157,143	194,472
Loans	435,725	408,433
Less allowance for loan and lease loss	7,046	7,779
Net loans	428,679	400,654
Premises and equipment, net	9,828	8,670
Goodwill	4,559	4,559
Core deposit intangibles	156	195
Bank-owned life insurance	8,816	8,536
Accrued interest and other assets	11,716	7,856

TOTAL ASSETS	$647,090	$670,288

LIABILITIES
Deposits:
Noninterest-bearing demand	$85,905	$75,912
Interest-bearing demand	53,741	63,915
Money market	77,473	81,349
Savings	177,303	175,406
Time	174,414	196,753
Total deposits	568,836	593,335
Short-term borrowings	10,809	6,538
Other borrowings	11,609	12,970
Accrued interest and other liabilities	2,363	2,008
TOTAL LIABILITIES	593,617	614,851
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 2,221,834 and 2,181,763 shares issued; 2,032,304 and 1,992,233 shares outstanding	34,979	34,295
Retained earnings	27,465	22,485
Accumulated other comprehensive (loss) income	(2,237)	5,391
Treasury stock, at cost; 189,530 shares	(6,734)	(6,734)
TOTAL STOCKHOLDERS' EQUITY	53,473	55,437

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$647,090	$670,288

See accompanying notes to the consolidated financial statements.

 MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

	Year Ended December 31,

	2013	2012	2011
INTEREST INCOME
Interest and fees on loans	$22,496	$22,418	$21,854
Interest-bearing deposits in other institutions	30	26	14
Federal funds sold	15	20	12
Investment securities:
Taxable interest	2,514	3,209	4,862
Tax-exempt interest	3,044	2,976	2,883
Dividends on stock	79	97	102
Total interest income	28,178	28,746	29,727

INTEREST EXPENSE
Deposits	4,709	5,728	7,467
Short-term borrowings	178	261	235
Federal funds purchased	7	-	-
Other borrowings	166	294	400
Trust preferred securities	190	164	550
Total interest expense	5,250	6,447	8,652

NET INTEREST INCOME	22,928	22,299	21,075

Provision for loan losses	196	2,168	3,085

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	22,732	20,131	17,990

NONINTEREST INCOME
Service charges on deposit accounts	1,956	1,765	1,512
Investment securities gains (losses), net	11	610	(173)
Earnings on bank-owned life insurance	280	279	278
Gains on sale of loans	-	85	-
Other income	898	712	620
Total noninterest income	3,145	3,451	2,237

NONINTEREST EXPENSE
Salaries and employee benefits	7,913	7,127	7,233
Occupancy expense	1,231	959	953
Equipment expense	950	759	556
Data processing costs	854	772	693
Ohio state franchise tax	618	590	461
Federal deposit insurance expense	516	487	966
Professional fees	1,174	948	800
Losses on other real estate owned	18	258	497
Advertising expenses	445	423	439
Other real estate expenses	410	498	194
Directors fees	403	386	315
Other expense	2,338	2,432	2,394
Total noninterest expense	16,870	15,639	15,501

Income before income taxes	9,007	7,943	4,726
Income taxes	1,979	1,662	596

NET INCOME	$7,028	$6,281	$4,130

EARNINGS PER SHARE
Basic	$3.48	$3.29	$2.45
Diluted	3.47	3.28	2.45

DIVIDENDS DECLARED PER SHARE	$1.04	$1.04	$1.04

See accompanying notes to the consolidated financial statements.

 MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollar amounts in thousands)

	Year Ended December 31,
	2013	2012	2010

Net income	$7,028	$6,281	$4,130

Other comprehensive (loss) income:
Net unrealized holding gain (loss) on available for sale investment securities	(11,546)	1,897	5,969
Tax effect	3,925	(644)	(2,029)

Reclassification adjustment for investment security (gains) losses included in net income	(11)	(610)	173
Tax effect	4	207	(59)

Total other comprehensive (loss) income	(7,628)	850	4,054

Comprehensive (loss) income	$(600)	$7,131	$8,184

See accompanying notes to the consolidated financial statements.

 MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollar amounts in thousands, except shares and dividend per share amount)

	Common Stock		Retained	Accumulated Other Comprehensive	Treasury	Total Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2010	1,780,553	$28,429	$15,840	$487	$(6,734)	$38,022

Net income			4,130			4,130
Other comprehensive income				4,054		4,054
Stock-based compensation expense	2,400	59				59
Common stock issuance	138,150	2,210				2,210
Dividend reinvestment and purchase plan	30,765	542				542
Cash dividends ($1.04 per share)			(1,764)			(1,764)

Balance, December 31, 2011	1,951,868	$31,240	$18,206	$4,541	$(6,734)	$47,253

Net income			6,281			6,281
Other comprehensive income				850		850
Stock-based compensation expense	1,722	32				32
Common stock issuance, net of issuance cost ($816)	196,635	2,329				2,329
Dividend reinvestment and purchase plan	31,538	694				694
Cash dividends ($1.04 per share)			(2,002)			(2,002)

Balance, December 31, 2012	2,181,763	$34,295	$22,485	$5,391	$(6,734)	$55,437

Net income			7,028			7,028
Other comprehensive loss				(7,628)		(7,628)
Common stock issuance, net of issuance cost ($139)	13,320	74				74
Dividend reinvestment and purchase plan	25,751	736				736
Stock options exercised	1,000	(126)	49			(77)
Cash dividends ($1.04 per share)			(2,097)			(2,097)

Balance, December 31, 2013	2,221,834	$34,979	$27,465	$(2,237)	$(6,734)	$53,473

 See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31,
	2013	2012	2011
OPERATING ACTIVITIES
Net income	$7,028	$6,281	$4,130
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	196	2,168	3,085
Investment securities (gains) losses, net	(11)	(610)	173
Depreciation and amortization	891	929	731
Amortization of premium and discount on investment securities	1,100	930	451
Accretion of deferred loan fees, net	(245)	(188)	(170)
Origination of loans held for sale	-	(1,084)	-
Proceeds from sale of loans held for sale	-	1,169	-
Gains on sale of loans	-	(85)	-
Earnings on bank-owned life insurance	(280)	(279)	(278)
Deferred income taxes	423	2	(97)
Stock-based compensation expense	-	32	59
Loss on other real estate owned	18	258	497
Decrease in accrued interest receivable	28	71	25
Decrease in accrued interest payable	(128)	(153)	(145)
Decrease in prepaid federal deposit insurance	513	486	707
Other, net	364	355	(22)
Net cash provided by operating activities	9,897	10,282	9,146

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	25,411	50,919	69,264
Proceeds from sale of securities	25,088	32,985	24,127
Purchases	(25,815)	(83,431)	(80,078)
Increase in loans, net	(29,829)	(8,435)	(32,956)
Proceeds from the sale of other real estate owned	882	954	866
Purchase of premises and equipment	(1,834)	(997)	(583)
Net cash used for investing activities	(6,097)	(8,005)	(19,360)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	(24,499)	12,373	15,711
Increase (decrease) in short-term borrowings, net	4,271	(854)	(240)
Repayment of other borrowings	(1,361)	(3,861)	(2,490)
Common stock issued	74	2,329	2,210
Stock options exercised	(77)	-	-
Proceeds from dividend reinvestment and purchase plan	736	694	542
Cash dividends	(2,097)	(2,002)	(1,764)
Net cash (used for) provided by financing activities	(22,953)	8,679	13,969

(Decrease) increase in cash and cash equivalents	(19,153)	10,956	3,755

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	45,346	34,390	30,635

CASH AND CASH EQUIVALENTS AT END OF YEAR	$26,193	$45,346	$34,390

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$5,378	$6,600	$8,797
Income taxes	1,620	1,550	615

Non-cash investing transactions:
Transfers from loans to other real estate owned	$2,113	$862	$1,257
Loans to facilitate the sale of other real estate owned	(260)	-	-

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On April 19, 2007, Middlefield Banc Corp. acquired Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through ten locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while MBC and EB are subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions. EB merged into MBC on January 20, 2014.

The consolidated financial statements of the Company include its wholly-owned subsidiaries, MBC, EB, and EMORECO, Inc. (the “Banks”). Significant intercompany items have been eliminated in preparing the consolidated financial statements.

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ from those estimates.

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

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2013 and 2012, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2013 or 2012.

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. For debt securities, management considers whether the present value of cash flows expected to be collected are less than the security’s amortized cost basis (the difference defined as the credit loss), the magnitude and duration of the decline, the reasons underlying the decline and the Company’s intent to sell the security or whether it is more likely than not that the Company would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other than temporary. Once a decline in value is determined to be other than temporary, if the Company does not intend to sell the security, and it is more likely than not that it will not be required to sell the security, before recovery of the security’s amortized cost basis, the charge to earnings is limited to the amount of credit loss. Any remaining difference between fair value and amortized cost (the difference defined as the non-credit portion) is recognized in other comprehensive income, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings. For equity securities where the fair value has been significantly below cost for one year, the Company’s policy is to recognize an impairment loss unless sufficient evidence is available that the decline is not other than temporary and a recovery period can be predicted.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances net of the allowance for loan and lease loss. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield. Management is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan and Lease Loss

The allowance for loan and lease loss represents the amount which management estimates is adequate to provide for probable loan losses inherent in the loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan and lease loss is established through a provision for loan losses which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan and lease loss, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan and lease loss, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan and lease loss is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.

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

During the years ended December 31, 2013, 2012, and 2011, the Company recorded $0, $0, and $16,000, of compensation cost related to vested stock options. As of December 31, 2013, there was no unrecognized compensation cost related to unvested stock options. The weighted-average fair value of the stock option granted for 2011 was $1.75.

The Company also issued 1,722 and 2,400 shares of restricted stock and recorded stock–based compensation expense of $32,000 and $43,000 in 2012 and 2011, respectively. There were no shares of restricted stock issued in 2013.

For the year ended December 31, 2013, 21,112 options were exercised resulting in net proceeds of $77,000.

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions as “Cash and due from banks” and “Federal funds sold” with original maturities of less than 90 days.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses amounted to $445,000, $423,000, and $439,000, for 2013, 2012, and 2011, respectively.

Reclassification of Comparative Amounts

Certain comparative amounts for prior years have been reclassified to conform to current-year presentations. Such reclassifications did not affect net income or retained earnings.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The new requirements will take effect for public companies in fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company adopted this standard on January 1, 2013. The effect of adopting this standard increased our disclosure surrounding reclassification items out of accumulated other comprehensive income.

In February 2013, the FASB issued ASU 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The ASU requires the measurement of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement with its co-obligors as well as any additional amount that the entity expects to pay on behalf of its co-obligors. The new standard is effective retrospectively for fiscal years and interim periods within those years, beginning after December 15, 2013, and early adoption is permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This Update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

In January 2014, FASB issued ASU 2014-01, Investments – Equity Method and Join Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. The amendments in this Update permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The amendments in this Update should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this Update are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted. This ASU is not expected to have a significant impact on the Company’s financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method. This ASU is not expected to have a significant impact on the Company’s financial statement.

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

	2013	2012	2011
Weighted-average common shares outstanding	2,206,392	2,101,490	1,872,582

Average treasury stock shares	(189,530)	(189,530)	(189,530)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,016,862	1,911,960	1,683,052

Additional common stock equivalents used to calculate diluted earnings per share	7,178	4,972	-

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,024,040	1,916,932	1,683,052

Options to purchase 58,581 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2013. Of those options, 39,808 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2013.  The remaining options had no dilutive effect on the earnings per share.

Options to purchase 79,693 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2012. Of those options, 8,875 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2012.  In accordance with the subscription agreement entered into by an institutional investor, there were also an additional 12,419 shares, at $16 per share, considered dilutive for the year ended December 31, 2012.  The remaining options had no dilutive effect on the earnings per share.

Options to purchase 88,774 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2011, but were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price being greater than the average market price as of December 31, 2011.

3.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair values of securities available for sale are as follows:

	December 31, 2013
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$27,289	$135	(1,661)	$25,763
Obligations of states and political subdivisions:
Taxable	3,787	46	(38)	3,795
Tax-exempt	86,524	1,562	(3,267)	84,819
Mortgage-backed securities in government-sponsored entities	38,816	535	(1,028)	38,323
Private-label mortgage-backed securities	3,366	327	-	3,693
Total debt securities	159,782	2,605	(5,994)	156,393
Equity securities in financial institutions	750	-	-	750
Total	$160,532	$2,605	$(5,994)	$157,143

	December 31, 2012
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$24,485	$566	(91)	$24,960
Obligations of states and political subdivisions:
Taxable	6,888	738	-	7,626
Tax-exempt	80,391	4,683	(104)	84,970
Mortgage-backed securities in government-sponsored entities	69,238	1,929	(65)	71,102
Private-label mortgage-backed securities	4,553	511	-	5,064
Total debt securities	185,555	8,427	(260)	193,722
Equity securities in financial institutions	750	-	-	750
Total	$186,305	$8,427	$(260)	$194,472

The amortized cost and fair value of debt securities at December 31, 2013, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$1,530	$1,552
Due after one year through five years	4,640	4,858
Due after five years through ten years	22,433	22,257
Due after ten years	131,179	127,726

Total	$159,782	$156,393

Investment securities with an approximate carrying value of $66.3 million and $62,5 million at December 31, 2013 and 2012, respectively, were pledged to secure deposits and other purposes as required by law.

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the three years ended December, 31 are as follows (in thousands):

	2013	2012	2011
Proceeds from sales	$25,088	32,985	24,127
Gross realized gains	186	704	830
Gross realized losses	(175)	(94)	(809)
Impairment losses	-	-	(194)

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2013
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$13,130	$(929)	$7,166	$(732)	$20,295	$(1,661)
Obligations of states and political subdivisions
Taxable	1,301	(38)	-	-	1,301	(38)
Tax-exempt	26,743	(2,883)	2,678	(383)	29,421	(3,267)
Mortgage-backed securities in government-sponsored entities	18,082	(757)	5,248	(271)	23,330	(1,028)
Total	$59,255	$(4,608)	$15,092	$(1,386)	$74,347	$(5,994)

	December 31, 2012
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$9,938	$(91)	$-	$-	$9,938	$(91)
Obligations of states and political subdivisions	9,240	(104)	-	-	9,240	(104)
Mortgage-backed securities in government-sponsored entities	12,353	(65)	-	-	12,353	(65)
Total	$31,531	$(260)	$-	$-	$31,531	$(260)

There were 98 securities that were considered temporarily impaired at December 31, 2013.

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (“OTTI”). A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Company to assess whether the unrealized loss is other-than-temporary. For equity securities where the fair value has been significantly below cost for one year, the Company’s policy is to recognize an impairment loss unless sufficient evidence is available that the decline is not other than temporary and a recovery period can be predicted.

The Company has asserted that at December 31, 2013 and 2012, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other than temporary and is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.2% of the total available-for-sale portfolio as of December 31, 2013, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company’s assessment was concentrated mainly on private-label collateralized mortgage obligations of approximately $3.4 million, for which the Company evaluates credit losses on a quarterly basis. Gross unrealized gains related to private-label collateralized mortgage obligations amounted to $327,000, with no associated gross unrealized loss. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

●	The length of time and the extent to which the fair value has been less than the amortized cost basis.

●	Changes in the near term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default and significant changes in prepayment assumptions.

●	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities.

●

Any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the overall financial condition of the issuer, credit ratings, recent legislation, and government actions affecting the issuer’s industry and actions taken by the issuer to deal with the present economic climate.

The Company determined equity securities in financial institutions to be other than temporarily impaired and recognized a loss of $194,000 in 2011. This amount represents a before-tax, non-cash charge, and was recorded as a reduction to noninterest income.

The Company’s investment in one private-label collateralized mortgage obligation with a carrying value of $899,000 was impaired in 2011 as a result of the Company’s determination that declines in their fair value were other than temporary. As a result of this determination, the Company recognized a $35,000 before-tax, non-cash charge, which was recorded as a reduction to noninterest income.

4.	LOANS AND RELATED ALLLOWANCE FOR LOAN LOSSES

Major classifications of loans at December 31 are summarized as follows (in thousands):

	2013	2012

Commercial and industrial	$54,498	$62,188
Real estate - construction	25,601	22,522
Real estate - mortgage:
Residential	210,310	203,872
Commercial	141,171	115,734
Consumer installment	4,145	4,117
	435,725	408,433
Less allowance for loan and lease loss	(7,046)	(7,779)

Net loans	$428,679	$400,654

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin and Westerville, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2013 and 2012, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The following table summarizes the primary segments of the loan portfolio and the allowance for loan and lease loss as of December 31, 2013 and 2012 (in thousands):

			Real Estate- Mortgage
December 31, 2013	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,891	$4,011	$5,882	$7,175	$6	$18,965
Collectively evaluated for impairment	52,607	21,590	204,428	133,996	4,139	416,760
Total loans	$54,498	$25,601	$210,310	$141,171	$4,145	$435,725

			Real estate- Mortgage
December 31, 2012	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$4,592	$3,993	$5,761	$6,914	$28	$21,288
Collectively evaluated for impairment	57,596	18,529	198,111	108,820	4,089	387,145
Total loans	$62,188	$22,522	$203,872	$115,734	$4,117	$408,433

			Real Estate- Mortgage
December 31, 2013	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease loss:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$179	$210	$855	$563	$-	$1,807
Collectively evaluated for impairment	435	366	2,809	1,607	22	5,239
Total ending allowance balance	$614	$576	$3,664	$2,170	$22	$7,046

			Real Estate- Mortgage
December 31, 2012	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease loss:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$1,189	$933	$600	$960	$6	$3,688
Collectively evaluated for impairment	543	190	2,272	1,031	55	4,091
Total ending allowance balance	$1,732	$1,123	$2,872	$1,991	$61	$7,779

The Company’s loan portfolio is segmented to a level that allows management to monitor risk and performance. The portfolio is segmented into Commercial and Industrial (“C&I”), Real Estate Construction, Real Estate - Mortgage which is further segmented into Residential and Commercial real estate, and Consumer Installment Loans. The C&I loan segment consists of loans made for the purpose of financing the activities of commercial customers. The residential mortgage loan segment consists of loans made for the purpose of financing the activities of residential homeowners. The commercial mortgage loan segment consists of loans made for the purpose of financing the activities of commercial real estate owners and operators. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.

Management evaluates individual loans in all of the commercial segments for possible impairment if the loan is greater than $150,000 and if the loan either is in nonaccrual status, or is risk rated Special Mention or Substandard and is greater than 90 days past due. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of a larger relationship that is impaired.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2013
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$1,357	$1,357	$-
Real estate - construction	124	124	-
Real estate - mortgage:
Residential	2,704	2,892	-
Commercial	5,093	5,093	-
Consumer installment	6	6	-
Total	$9,284	$9,472	$-

With an allowance recorded:
Commercial and industrial	$534	$534	$179
Real estate - construction	3,887	3,887	210
Real estate - mortgage:
Residential	3,178	3,217	855
Commercial	2,082	2,082	563
Total	$9,681	$9,720	$1,807

Total:
Commercial and industrial	$1,891	$1,891	$179
Real estate - construction	4,011	4,011	210
Real estate - mortgage:
Residential	5,882	6,109	855
Commercial	7,175	7,175	563
Consumer installment	6	6	-
Total	$18,965	$19,192	$1,807

December 31, 2012
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$1,230	$1,229	$-
Real estate - construction	308	308	-
Real estate - mortgage:
Residential	2,716	2,729	-
Commercial	4,143	4,164	-
Consumer installment	11	11	-
Total	$8,408	$8,441	$-

With an allowance recorded:
Commercial and industrial	$3,362	$3,367	$1,189
Real estate - construction	3,685	3,685	933
Real estate - mortgage:
Residential	3,045	3,054	600
Commercial	2,771	2,776	960
Consumer installment	17	17	6
Total	$12,880	$12,899	$3,688

Total:
Commercial and industrial	$4,592	$4,596	$1,189
Real estate - construction	3,993	3,993	933
Real estate - mortgage:
Residential	5,761	5,783	600
Commercial	6,914	6,940	960
Consumer installment	28	28	6
Total	$21,288	$21,340	$3,688

The tables above include troubled debt restructuring totaling $6.1 million and $4.6 million as of December 31, 2013 and 2012, respectively.

The following table presents interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2013		As of December 31, 2012		As of December 31, 2011

	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Total:
Commercial and industrial	$2,187	$119	$2,776	$348	$1,637	$58
Real estate - construction	3,743	183	2,798	156	4,521	216
Real estate - mortgage:
Residential	5,380	293	4,263	338	3,188	157
Commercial	6,500	493	4,717	543	5,083	97
Consumer installment	13	1	27	3	24	2

The following tables present the number of loan modifications by class and the corresponding recorded investment (in thousands):

 Modifications

For the year ended of December 31, 2013

	Number of Contracts			Pre-Modification Outstanding
	Rate			Recorded
Troubled Debt Restructurings	Forgiveness	Other	Total	Investment
Commercial and industrial	6	1	7	$1,264
Real estate- mortgage:
Residential	7	-	7	784
Commercial	2	-	2	834

Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	5	$574
Real estate- mortgage:
Commercial	1	190

Modifications

For the year ended of December 31, 2012

	Number of Contracts			Pre-Modification Outstanding
	Rate			Recorded
Troubled Debt Restructurings	Forgiveness	Other	Total	Investment
Commercial and industrial	1	12	13	$489
Real estate- mortgage:
Residential	2	7	9	921
Commercial	-	1	1	156
Consumer Installment	-	2	2	11

Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	6	$256
Real estate- construction:	1	3,622
Real estate- mortgage:
Residential	2	89
Consumer Installment	1	5

Modifications

For the year ended of December 31, 2011

	Number of Contracts			Pre-Modification Outstanding
	Rate			Recorded
Troubled Debt Restructurings	Forgiveness	Other	Total	Investment
Commercial and industrial	-	8	8	$586
Real estate- construction:	-	2	2	3,883
Real estate- mortgage:
Residential	-	10	10	1,639
Commercial	-	2	2	1,625
Consumer Installment	-	2	2	24

Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	3	$134
Consumer Installment	2	28

The Company does not forgive principal upon troubled debt restructuring. Therefore, the post-modification outstanding recorded investment equals pre-modification outstanding recorded investment for each timeframe and category.

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

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system as of December 31, 2013 and 2012 (in thousands):

		Special			Total
	Pass	Mention	Substandard	Doubtful	Loans
December 31, 2013

Commercial and industrial	$52,078	$772	$1,605	$43	$54,498
Real estate - construction	24,052	907	642	-	25,601
Real estate - mortgage:
Residential	198,479	774	11,057	-	210,310
Commercial	132,931	2,232	6,008	-	141,171
Consumer installment	4,129	-	16	-	4,145
Total	$411,669	$4,685	$19,328	$43	$435,725

		Special			Total
	Pass	Mention	Substandard	Doubtful	Loans
December 31, 2012

Commercial and industrial	$59,390	$678	$2,061	$59	$62,188
Real estate - construction	17,601	-	4,921	-	22,522
Real estate - mortgage:
Residential	190,967	758	12,147	-	203,872
Commercial	106,509	1,928	7,297	-	115,734
Consumer installment	4,084	-	33	-	4,117
Total	$378,551	$3,364	$26,459	$59	$408,433

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2013 and 2012 (in thousands):

		Still Accruing
		30-59 Days	60-89 Days	90 Days+	Total	Non-	Total
	Current	Past Due	Past Due	Past Due	Past Due	Accrual	Loans
December 31, 2013

Commercial and industrial	$53,366	$521	$359	$38	$918	$214	$54,498
Real estate - construction	24,945	17	639	-	656	-	25,601
Real estate - mortgage:	-
Residential	200,041	2,079	481	143	2,703	7,566	210,310
Commercial	139,730	598	100	-	698	743	141,171
Consumer installment	4,083	38	16	-	54	8	4,145
Total	$422,165	$3,253	$1,595	$181	$5,029	$8,531	$435,725

		Still Accruing
		30-59 Days	60-89 Days	90 Days+	Total	Non-	Total
	Current	Past Due	Past Due	Past Due	Past Due	Accrual	Loans
December 31, 2012

Commercial and industrial	$60,428	$441	$63	$348	$852	$908	$62,188
Real estate - construction	22,158	-	-	-	-	364	22,522
Real estate - mortgage:
Residential	191,349	2,614	1,401	90	4,105	8,418	203,872
Commercial	113,023	509	97	-	606	2,105	115,734
Consumer installment	4,074	25	-	-	25	18	4,117
Total	$391,032	$3,589	$1,561	$438	$5,588	$11,813	$408,433

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $439,000 in 2013; $756,000 in 2012; and $859,000 in 2011.

An allowance for loan and lease loss (“ALLL”) is maintained to absorb losses from the loan portfolio.  The ALLL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of nonperforming loans.

The Company’s methodology for determining the ALLL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statement on the Allowance for Loan and Lease Losses and other bank regulatory guidance.   The total of the two components represents the Company’s ALLL.

Loans that are collectively evaluated for impairment are analyzed, with general allowances being made as appropriate.  For general allowances, historical loss trends are used in the estimation of losses in the current portfolio.  These historical loss amounts are modified by other qualitative factors.

The classes described above, which are based on the purpose code assigned to each loan, provide the starting point for the ALLL analysis.  Management tracks the historical net charge-off activity at the purpose code level.  A historical charge-off factor is calculated utilizing the last four consecutive quarters.

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

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALLL.  When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALLL.

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2012	$1,732	$1,123	$2,872	$1,991	$61	$7,779
Charge-offs	(419)	(191)	(675)	-	(45)	(1,330)
Recoveries	191	33	107	46	24	401
Provision	(890)	(389)	1,360	133	(18)	196
ALLL balance at December 31, 2013	$614	$576	$3,664	$2,170	$22	$7,046

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2011	$1,296	$438	$3,731	$1,306	$48	$6,819
Charge-offs	(230)	(135)	(785)	(123)	(64)	(1,337)
Recoveries	71	-	31	-	27	129
Provision	595	820	(105)	808	50	2,168
ALLL balance at December 31, 2012	$1,732	$1,123	$2,872	$1,991	$61	$7,779

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2010	$1,234	$356	$3,392	$1,143	$96	$6,221
Charge-offs	(568)	(6)	(1,862)	(265)	(11)	(2,712)
Recoveries	76	-	122	-	27	225
Provision	554	88	2,079	428	(64)	3,085
ALLL balance at December 31, 2011	$1,296	$438	$3,731	$1,306	$48	$6,819

The C&I ALLL balance declined from $1.7 million at December 31, 2012 to $614,000 at December 31, 2013. Loan grade reclassifications resulted in a shift of $660,000 of specific reserve from this category. Residential mortgage real estate ALLL increased from $2.9 million to $3.7 million during the year ended December 31, 2013. This was largely the result of increasing the 1-4 family owner-occupied historical loss ratio. The real estate construction ALLL balance declined from $1.1 million at December 31, 2012 to $576,000 at December 31, 2013. The credit provision in this category was related to a fourth quarter shift of one loan from the classified list. At the time of removal, this loan had a balance of $3.1 million and the associated reserve was $700,000. A provision in any loan portfolio is not necessarily related to current charge-offs, but is a result of the evaluation of the loans in that category.

5.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows:

(Dollar amounts in thousands)	2013	2012

Land and land improvements	$1,943	$1,885
Building and leasehold improvements	10,832	9,427
Furniture, fixtures, and equipment	4,036	3,665
	16,811	14,977
Less accumulated depreciation and amortization	6,983	6,307

Total	$9,828	$8,670

Depreciation and amortization charged to operations was $676,000 in 2013, $591,000 in 2012, and $499,000 in 2011.

6.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $4,559,000 at the years ended December 31, 2013, and 2012. Core deposit intangible gross carrying amount was $156,000 and $195,000 for the years ended December 31, 2013, and 2012. Core deposit accumulated amortization was $240,000 and $200,000 for the years ended December 31, 2013, and 2012.

Core deposit intangible assets are amortized on a straight-line basis over their estimated lives of ten years. Amortization expense totaled $39,000, $40,000, and $40,000 in 2013, 2012, and 2011, respectively. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2013, is as follows (in thousands):

2014	$40,000
2015	40,000
2016	40,000
2017	36,000
Total	$156,000

7.	OTHER ASSETS

The components of other assets at year ended December 31 are as follows:

(Dollar amounts in thousands)	2013	2012

FHLB stock	$1,887	$1,887
Accrued interest on investment securities	1,029	1,031
Accrued interest on loans	1,106	1,132
Deferred tax asset, net	3,868	181
Prepaid federal deposit insurance	-	513
Other real estate owned	2,698	1,846
Other	1,128	1,459

Total	$11,716	$8,051

8.	DEPOSITS

Time deposits at December 31, 2013, mature $69.5 million, $59.9 million, $20.3 million, $10.3 million, and $14.4 million during 2014, 2015, 2016, 2017, and 2018 respectively.

Maturities on time deposits of $100,000 or more at December 31, 2013, are as follows:

(Dollar amounts in thousands)	Amount	Percent of Total

Within three months	$6,427	8.23%
Beyond three but within six months	8,544	10.94
Beyond six but within twelve months	16,446	21.06
Beyond one year	46,668	59.77

Total	$78,085	100.00%

The aggregate of all time deposit accounts of $100,000 or more amounted to $79.9 million at December 31, 2012.

9.	SHORT-TERM BORROWINGS

The year ended December 31 outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2013	2012	2011

Balance at year-end	$10,809	$6,538	$7,392
Average balance outstanding	8,806	7,005	7,276
Maximum month-end balance	17,351	7,458	7,552
Weighted-average rate at year-end	1.44%	2.97%	3.14%
Weighted-average rate during the year	3.15%	3.73%	3.23%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $4.0 million line of credit at an adjustable rate, currently 3.67%, and a $3.0 million line of credit at an adjustable rate, currently at 4.00%. At December 31, 2013, 2012, and 2011, outstanding borrowings under these lines were $3.9 million, $4.9 million, and $5.7 million, respectively.

10.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

(Dollar amounts in thousands)	Maturity range		Weighted- average	Stated interest rate range
Description	from	to	interest rate	from	to	2013	2012
Fixed rate amortizing	03/01/14	10/01/28	4.02%	2.78%	4.48%	$3,361	$4,722
Junior subordinated debt	12/21/37	12/21/37	1.97	1.91	1.98	8,248	8,248

Total						$11,609	$12,970

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
		Weighted-
Year Ending December 31,	Amount	Average Rate

2014	$984	3.99%
2015	685	4.01%
2016	502	4.00%
2017	373	4.00%
2018	252	4.02%
Beyond 2018	8,813	2.10%

Total	$11,609	2.52%

The Company entered into a ten-year “Convertible Select” fixed commitment advance arrangement with the FHLB. Rates may be reset at the FHLB’s discretion on a quarterly basis based on the three-month LIBOR rate. At each rate change, the Company may exercise a put option and satisfy the obligation without penalty.

Fixed-rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $85.3 million at December 31, 2013.

The Company formed a special purpose entity (“Entity”) to issue $8,000,000 of floating rate, obligated mandatorily redeemable securities, and $248,000 in common securities as part of a pooled offering. The rate adjusts quarterly, equal to LIBOR plus 1.67%. The Entity may redeem them, in whole or in part, at face value. The Company borrowed the proceeds of the issuance from the Entity in December 2006 in the form of an $8,248,000 note payable, which is included in the other borrowings on the Company’s Consolidated Balance Sheet.

11.	OTHER LIABILITIES

The components of other liabilities are as follows (Dollar amounts in thousands):

	2013	2012

Accrued interest payable	$364	$492
Other	1,999	1,516

Total	$2,363	$2,008

12.	INCOME TAXES

The provision for federal income taxes consists of:

(Dollar amounts in thousands)	2013	2012	2011

Current payable	$1,556	$1,660	$693
Deferred	423	2	(97)

Total provision	$1,979	$1,662	$596

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(Dollar amounts in thousands)	2013	2012

Deferred tax assets:
Allowance for loan and lease loss	$2,396	$2,645
Net unrealized loss on securities	1,152	-
Supplemental retirement plan	247	218
Investment security basis adjustment	66	66
Nonaccrual interest income	472	508
Deferred origination fees, net	171	189
OREO adjustments	107	116
Accrued compensation	197	-
Net operating losses	-	86
Other	19	47
Gross deferred tax assets	4,827	3,875

Deferred tax liabilities:
Premises and equipment	503	434
Net unrealized gain on securities	-	2,777
FHLB stock dividends	225	225
Intangibles	304	256
Other	107	2
Gross deferred tax liabilities	1,139	3,694

Net deferred tax assets	$3,688	$181

No valuation allowance was established at December 31, 2013 and 2012, in view of the Company’s ability to carry-back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

(Dollar amounts in thousands)	2013		2012		2011
		% of		% of		% of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income

Provision at statutory rate	$3,062	34.0%	$2,700	34.0%	$1,606	34.0%
Tax-free income	(1,138)	(12.6)	(1,095)	(13.8)	(1,071)	(22.7)
Nondeductible interest expense	45	0.5	48	0.6	61	1.3
Other	10	0.1	9	0.1	-	-

Actual tax expense and effective rate	$1,979	22.0%	$1,662	20.9%	$596	12.6%

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

At December 31, 2013 and December 31, 2012, the Company had no unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the state of Ohio, and the Bank are subject to a capital‐based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before December 31, 2010.

13.	EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank with more than one year of service. The Bank's contributions to the plans are based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 100 percent of salary. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20 percent increments. EB contributions are vested at 25 percent for less than a year of employment, 50 percent after one year, 75 percent after two years, and fully vested after three years. Contributions for 2013, 2012, and 2011 to these plans amounted to $155,000, $125,000, and $104,000, respectively.

Supplemental Retirement Plan

MBC maintains a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the projected payments for the Directors’ Retirement Plan for the years ended:

Projected Payments
2014	$34,000
2015	34,000
2016	29,000
2017	23,000
2018	18,000
Thereafter	23,000
Total	$161,000

The retirement plan is available solely for nonemployee directors of The Middlefield Banking Company, but the Bank has not entered into any additional retirement arrangements for nonemployee directors since 2001. All director participants have retired.

Executive Deferred Compensation Plan

The Company maintains an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management. The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to five officers, with contributions made solely by the Banks. During 2013, 2012, and 2011, the Company contributed $120,000, $139,000, and $91,000, respectively, to the Plan.

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

The following table presents share data related to the outstanding options:

		Weighted-		Weighted-
		average		average
		Exercise		Exercise
	2013	Price	2012	Price

Outstanding, January 1	$79,693	$27.25	$88,774	$26.81
Granted	-	-	-	-
Exercised	(21,112)	$24.11	-	-
Forfeited	-	-	(9,081)	22.94

Outstanding, December 31	$58,581	$28.38	$79,693	$27.25

Exercisable, December 31	$58,581	$28.38	$79,693	$27.25

The following table summarizes the characteristics of stock options at December 31, 2013:

		Outstanding			Exercisable
			Contractual	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price

May 12, 2004	27.35	907	0.36	27.35	907	27.35
December 13, 2004	30.45	11,223	0.95	30.45	11,223	30.45
December 14, 2005	36.73	7,163	1.95	36.73	7,163	36.73
December 10, 2006	40.24	3,150	2.94	40.24	3,150	40.24
April 19, 2007	37.33	3,639	3.29	37.33	3,639	37.73
May 16, 2007	37.48	1,337	3.37	37.48	1,337	37.48
December 10, 2007	37.00	2,450	3.94	37.00	2,450	37.00
January 2, 2008	36.25	1,337	4.00	36.25	1,337	36.25
November 10, 2008	23.00	18,500	4.86	23.00	18,500	23.00
May 9, 2011	17.55	8,875	7.35	17.55	8,875	17.55

		58,581			58,581

For the years ended December 31, 2013, 2012, and 2011, the Company granted 0, 1,722, and 2,400 shares, respectively, of common stock under the Omnibus Equity Plan. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.

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

(Dollar amounts in thousands)	2013	2012

Commitments to extend credit	$120,861	$91,854
Standby letters of credit	4,809	281

Total	$125,670	$92,135

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

Leasing Arrangements

The Company leases certain of its banking facilities under operating leases which contain certain renewal options. As of December 31, 2013, approximate future minimum rental payments, including the renewal options under these leases, are as follows (in thousands):

2014	221
2015	226
2016	230
2017	238
2018	240
Thereafter	203
$1,358

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions and assume that all renewal option periods will be exercised by the Company. Rent expense approximated $301,000, $269,000, and $248,000 for the years ended December 31, 2013, 2012, and 2011, respectively.

15.	REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a multi-bank holding company. The affiliate banks are subject to regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the State of Ohio, Division of Financial Institutions.

In February of 2011 Emerald Bank agreed with the FDIC and the Ohio Division of Financial Institutions that Emerald Bank will take specified actions to correct weaknesses in the bank’s condition and operations. The actions that Emerald Bank agreed to take include reducing the bank’s concentration of credit in non-owner occupied 1 - 4 family residential mortgage loans, reducing delinquent and classified loans, enhancing credit administration for non-owner occupied residential real estate, developing plans for the reduction of borrower indebtedness on classified and delinquent credits, implementing an earnings improvement plan, maintaining leverage capital of at least 9%, revising the bank’s methodology for calculating and determining the adequacy of the allowance for loan and lease loss, and providing to the FDIC and the ODFI notice of proposed dividend payments at least 30 days in advance.

We have conducted an evaluation and reorganization of lending and credit administration personnel, retained collection and workout personnel, and sold $5.8 million of nonperforming assets EMORECO, Inc., Middlefield Banc Corp.’s nonbank-asset resolution subsidiary established in the fourth quarter of 2009. Middlefield Banc Corp. provided capital of $500,000 to Emerald Bank in 2010 and $1.5 million in 2011 so that Emerald Bank would achieve the elevated 9% leverage capital level. At December 31, 2013 Emerald Bank’s leverage ratio was 10.92%.

In addition to Emerald Bank maintaining leverage capital of at least 9%, Middlefield Banc Corp. committed to the Federal Reserve that Middlefield Banc Corp. will maintain tier 1 leverage capital of at least 7.25% and total risk-based capital of at least 12%, both at the level of the holding company and at the level of The Middlefield Banking Company.

Cash Requirements

The Cleveland district Federal Reserve Bank requires the Company to maintain certain average reserve balances. As of December 31, 2013 and 2012, the Company had required reserves of $7.4 million and $7.1 million comprising vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Banks unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Banks’ common stock and capital surplus.

Dividends

MBC and EB are subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula the amount available for payment of dividends for 2014 approximates $10.4 million plus 2014 profits retained up to the date of the dividend declaration.

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

As of December 31, 2013 and 2012, the FDIC categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2013.

	Middlefield Banc Corp.		The Middlefield Banking Co.		Emerald Bank
(Dollar amounts in thousands)	December 31, 2013		December 31, 2013		December 31, 2013
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-weighted Assets)

Actual	$64,220	14.06%	$53,194	13.77%	$9,482	13.76%
For Capital Adequacy Purposes	36,541	8.00	30,906	8.00	5,514	8.00
To Be Well Capitalized	45,676	10.00	38,632	10.00	6,893	10.00

Tier I Capital (to Risk-weighted Assets)

Actual	$58,494	12.81%	$48,364	12.52%	$8,605	12.48%
For Capital Adequacy Purposes	18,270	4.00	15,453	4.00	2,757	4.00
To Be Well Capitalized	27,406	6.00	23,179	6.00	4,136	6.00

Tier I Capital (to Average Assets)

Actual	$58,494	8.97%	$48,364	8.51%	$8,605	10.92%
For Capital Adequacy Purposes	26,093	4.00	22,735	4.00	3,152	4.00
To Be Well Capitalized	32,617	5.00	28,419	5.00	3,940	5.00

See Note 15 for additional information concerning regulatory capital requirements

The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2012.

	Middlefield Banc Corp.		The Middlefield Banking Co.		Emerald Bank
	December 31, 2012		December 31, 2012		December 31, 2012
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-weighted Assets)

Actual	$57,784	13.86%	$47,887	13.29%	$8,440	15.45%
For Capital Adequacy Purposes	33,344	8.00	28,822	8.00	4,370	8.00
To Be Well Capitalized	41,680	10.00	36,027	10.00	5,463	10.00

Tier I Capital (to Risk-weighted Assets)

Actual	$52,543	12.61%	$43,371	12.04%	$7,737	14.16%
For Capital Adequacy Purposes	16,672	4.00	14,411	4.00	2,185	4.00
To Be Well Capitalized	25,008	6.00	21,616	6.00	3,278	6.00

Tier I Capital (to Average Assets)

Actual	$52,543	7.88%	$43,371	7.32%	$7,737	10.61%
For Capital Adequacy Purposes	26,675	4.00	23,684	4.00	2,916	4.00
To Be Well Capitalized	33,344	5.00	29,605	5.00	3,646	5.00

17.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

The following table presents the assets reported on the Consolidated Balance Sheet at their fair value as of December 31, 2013 and 2012, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2013

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$25,763	$-	$25,763
Obligations of states and political subdivisions	-	88,614	-	88,614
Mortgage-backed securities in government- sponsored entities	-	38,323	-	38,323
Private-label mortgage-backed securities	-	3,693	-	3,693
Total debt securities	-	156,393	-	156,393
Equity securities in financial institutions	5	745	-	750
Total	$5	$157,138	$-	$157,143

		December 31, 2012

	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$24,960	$-	$24,960
Obligations of states and political subdivisions	-	92,596	-	92,596
Mortgage-backed securities in government- sponsored entities	-	71,102	-	71,102
Private-label mortgage-backed securities	-	5,064	-	5,064
Total debt securities	-	193,722	-	193,722
Equity securities in financial institutions	5	745	-	750
Total	$5	$194,467	$-	$194,472

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

The following tables present the assets measured on a non-recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loan include: quoted market prices for identical assets classified as Level I inputs and observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs.

		December 31, 2013

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$17,158	$17,158
Other real estate owned	-	-	2,698	2,698

		December 31, 2012

	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$17,600	$17,600
Other real estate owned	-	-	1,846	1,846

The following table presents additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(unaudited, in thousands)	Fair Value Estimate		Valuation Techniquest	Unobservable Input	Range (Weighted Average)
December 31, 2013	December 31, 2013	December 31, 2012
Impaired loans	$17,158	$17,600	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0%	to	-68.0%	(-30.0%)
				Liquidation expenses (2)	0.0%	to	-45.8%	(-2.1%)
Other real estate owned	$2,698	$1,846	Appraisal of collateral (1), (3)	Appraisal adjustments (2)	0%	to	-10.0%	(-7.5%)

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

(3) Includes qualitative adjustments by management and estimated liquidation expenses.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2013
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$26,193	$26,193	$-	$-	$26,193
Investment securities
Available for sale	157,143	5	157,138	-	157,143
Net loans	428,679	-	-	430,502	430,502
Bank-owned life insurance	8,816	8,816	-	-	8,816
Federal Home Loan Bank stock	1,887	1,887	-	-	1,887
Accrued interest receivable	2,135	2,135	-	-	2,135

Financial liabilities:
Deposits	$568,836	$394,422	$-	$175,854	$570,276
Short-term borrowings	10,809	10,809	-	-	10,809
Other borrowings	11,609	-		11,787	11,787
Accrued interest payable	364	364	-	-	364

	December 31, 2012
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$45,346	$45,346	$-	$-	$45,346
Investment securities
Available for sale	194,472	5	194,467	-	194,472
Net loans	400,654	-	-	390,206	390,206
Bank-owned life insurance	8,536	8,536	-	-	8,536
Federal Home Loan Bank stock	1,887	1,887	-	-	1,887
Accrued interest receivable	2,163	2,163	-	-	2,163

Financial liabilities:
Deposits	$593,335	$396,582	$-	$196,122	$592,704
Short-term borrowings	6,538	6,538	-	-	6,538
Other borrowings	12,970	-	-	13,337	13,337
Accrued interest payable	492	492	-	-	492

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

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the changes in accumulated other comprehensive income (loss) by component net of tax for years ended December 31:

Unrealized gains on available for sale securities (a)
Balance as of December 31, 2012	$5,391
Other comprehensive loss before reclassification	(7,621)
Amount reclassified from accumulated other comprehensive loss	(7)
Period change	(7,628)
Balance at December 31, 2013	$(2,237)

(a)	All amounts are net of tax. Amounts in parentheses indicate debits.

The following tables present significant amounts reclassified out of each component of accumulated other comprehensive income (loss):

	Amount Reclassified from Accumulated Other Comprehensive Income (Loss) (a) For December 31,	Affected Line Item in the Statement Where Net Income is
Details about other comprehensive income	2013	Presented
Unrealized gains (losses) on available for sale securities
	$(11)	Investment securities gains, net
	4	Income taxes
	$(7)	Net of tax

(a)	Amounts in parentheses indicate debits to net income

19.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2013	2012
ASSETS
Cash and due from banks	$797	$1,740
Investment securities available for sale	750	751
Investment in non-bank subsidiary	2,560	2,664
Investment in subsidiary banks	59,951	62,002
Other assets	1,615	1,453

TOTAL ASSETS	$65,673	$68,610

LIABILITIES
Trust preferred securities	$8,248	$8,248
Short-term borrowings	3,895	4,896
Other liabilities	57	29
TOTAL LIABILITIES	12,200	13,173

STOCKHOLDERS' EQUITY	53,473	55,437

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$65,673	$68,610

CONDENSED STATEMENT OF INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2013	2012	2011

INCOME
Dividends from subsidiary bank	$2,198	$2,327	$2,403
Other	5	8	(177)
Total income	2,203	2,335	2,226

EXPENSES
Interest expense	361	417	772
Other	475	594	370
Total expenses	836	1,011	1,142

Income before income tax benefit	1,367	1,324	1,084

Income tax benefit	(283)	(342)	(449)

Income before equity in undistributed net income of subsidiaries	1,650	1,666	1,533

Equity in undistributed net income of subsidiaries	5,378	4,615	2,597

NET INCOME	$7,028	$6,281	$4,130

Comprehensive (Loss) Income	$(600)	$7,131	$8,184

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2013	2012	2011

OPERATING ACTIVITIES
Net income	$7,028	$6,281	$4,130
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(4,884)	(4,655)	(3,422)
Equity in undistributed net income of Emerald Bank	(598)	(240)	384
Equity in undistributed net income of EMORECO	104	280	441
Stock-based compensation expense	-	32	59
Investment securities losses, net	-	-	179
Other	(253)	(885)	(806)
Net cash provided by operating activities	1,397	813	965

INVESTING ACTIVITIES
Investment in subsidiary bank	-	-	(1,500)

Net cash used for investing activities	-	-	(1,500)

FINANCING ACTIVITIES
Net decrease in short-term borrowings	(976)	(804)	-
Common stock issued	74	2,329	2,210
Stock options exercised	(77)	-	-
Proceeds from dividend reinvestment plan	736	694	542
Cash dividends	(2,097)	(2,002)	(1,764)
Net cash (used for) provided by financing activities	(2,340)	217	988

(Decrease) increase in cash	(943)	1,030	453

CASH AT BEGINNING OF YEAR	1,740	710	257

CASH AT END OF YEAR	$797	$1,740	$710

20.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2013	2013	2013	2013

Total interest income	$7,014	$6,947	$7,174	$7,043
Total interest expense	1,429	1,357	1,328	1,136

Net interest income	5,585	5,590	5,846	5,907
Provision for loan losses	313	300	153	(570)

Net interest income after provision for loan losses	5,272	5,290	5,693	6,477

Total noninterest income	868	819	808	650
Total noninterest expense	4,001	3,948	4,115	4,806

Income before income taxes	2,139	2,161	2,386	2,321
Income taxes	482	476	521	500

Net income	$1,657	$1,685	$1,865	$1,821

Per share data:
Net income
Basic	$0.84	$0.82	$0.92	$0.90
Diluted	0.83	0.82	0.92	0.90
Average shares outstanding:
Basic	1,999,645	2,017,264	2,022,490	2,027,680
Diluted	2,010,292	2,023,961	2,029,420	2,032,611

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2012	2012	2012	2012

Total interest income	$7,232	$7,223	$7,342	$6,949
Total interest expense	1,686	1,646	1,602	1,513

Net interest income	5,546	5,577	5,740	5,436
Provision for loan losses	600	450	143	975

Net interest income after provision for loan losses	4,946	5,127	5,597	4,461

Total noninterest income	794	1,017	868	772
Total noninterest expense	3,782	4,041	4,122	3,694

Income before income taxes	1,958	2,103	2,343	1,539
Income taxes	435	463	494	270

Net income	$1,523	$1,640	$1,849	$1,269

Per share data:
Net income
Basic	$0.86	$0.85	$0.93	$0.65
Diluted	0.86	0.85	0.93	0.64
Average shares outstanding:
Basic	1,763,982	1,919,333	1,978,181	1,984,818
Diluted	1,764,585	1,921,205	1,983,863	1,991,354

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The consolidated review and analysis of Middlefield Banc Corp. (“Company”) is intended to assist the reader in evaluating the performance of the Company for the years ended December 31, 2013, 2012, and 2011. This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

The Company is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On April 19, 2007, the Company acquired Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. EB merged into MBC on January 20. 2014. The Company derives substantially all of its income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services through ten locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while MBC is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions. MBC is a member of the Federal Home Loan Bank (FHLB) of Cincinnati, which is one of the twelve regional banks comprising the FHLB System.

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

Significant Factors Affecting Financial Results

Closer regulatory supervision of Emerald Bank. In February of 2011 Emerald Bank agreed with the FDIC and the Ohio Division of Financial Institutions that Emerald Bank will take specified actions to correct weaknesses in the bank’s condition and operations. The actions that Emerald Bank agreed to take include reducing the bank’s concentration of credit in non-owner occupied 1 - 4 family residential mortgage loans, reducing delinquent and classified loans, enhancing credit administration for non-owner occupied residential real estate, developing plans for the reduction of borrower indebtedness on classified and delinquent credits, implementing an earnings improvement plan, maintaining leverage capital of at least 9%, revising the bank’s methodology for calculating and determining the adequacy of the allowance for loan and lease loss, and providing to the FDIC and the ODFI notice of proposed dividend payments at least 30 days in advance.

We have conducted an evaluation and reorganization of lending and credit administration personnel, retained collection and workout personnel, and sold $5.8 million of nonperforming assets to EMORECO, Inc., Middlefield Banc Corp.’s nonbank-asset resolution subsidiary established in the fourth quarter of 2009. Middlefield Banc Corp. provided capital of $1.5 million to Emerald Bank in 2011 to ensure achievement of the 9% leverage capital level. At December 31, 2013 Emerald Bank’s leverage ratio was 10.92% and on January 20, 2014, Emerald Bank merged into The Middlefield Banking Company.

In addition to Emerald Bank maintaining leverage capital of at least 9%, Middlefield Banc Corp. committed to the Federal Reserve that Middlefield Banc Corp. will maintain tier 1 leverage capital of at least 7.25% and total risk-based capital of at least 12%, both at the level of the holding company and at the level of The Middlefield Banking Company.

Weakness in the local and regional economies. In 2013 the Company continued to monitor the impact of the recession that began in late 2007. We anticipate microeconomic conditions in the markets we conduct business to experience limited growth. The potential exists for deterioration in the residential and commercial real estate markets and in unemployment levels, but we are cautiously optimistic that local and regional factors could strengthen. We anticipate interest rates to begin experiencing upward pressure and will monitor the effects of Federal Reserve actions.

Capital maintenance and enhancement is a priority. In January of 2011, the Company’s board established a goal to achieve Tier 1 leverage capital of 7.25% and total risk-based capital of 12.00%, both at the level of the Company and at MBC. The parent company board also affirmed the goal of restraining growth at the level of the subsidiary banks to promote achievement of these elevated capital level targets. The Company’s Tier 1 leverage capital was 8.97% as of December 31, 2013, with total risk-based capital of 14.06%. MBC’s Tier 1 leverage capital was 8.51% as of December 31, 2013, with total risk-based capital of 13.77%. In 2013 MBC shrunk the balance sheet as a result of reducing the rates paid on deposits, which also had the effect of enhancing net interest margin. We also benefitted from record levels of income. Accumulated other comprehensive income notwithstanding, stockholders’ equity experienced growth. The goal of the elevated capital levels is to account for potential economic stress in the markets in which the Company operates and to account for the levels of substandard and other nonperforming assets.

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

Longer-term prospects for growth. Capital enhancement and reduction of nonperforming assets continue to be a higher priority than growth. The Company does not anticipate significant deposit growth. An increase in loan demand and the availability of high-quality lending opportunities continues to be the driver of growth potential and depends on a broad range of economic factors in the markets in which the Company operates, including the condition of real estate markets in northeastern Ohio and in central Ohio.

The financial crisis that began at the end of 2007 has had a profound impact on the banking industry. More than 490 banks and savings associations have failed. The FDIC’s list of problem institutions remains at an elevated level, with 515 problem institutions at the end of the third quarter of 2013. Nonperforming and classified assets held by the banking industry have decreased from previous elevated levels. Uncertainty about economic sustainability and the potential for other factors to have an adverse impact on the prospects for the banking industry, such as national and global economic and political factors, the bank regulatory agencies have insisted that banks increase the size of the buffer that protects a bank from unknown potential adverse events and circumstances: regulatory capital.

Under these conditions a bank’s prospects for growth by expansion or other form of acquisition are limited by the more immediate need for additional capital or by the bank’s obligation to ensure that expansion will not expose the bank to the risk of inadequate capital. In addition, the economic events of the last few years have very adversely affected bank valuations throughout the entire industry, with the entire industry burdened by excessive nonperforming and classified assets and the potential for still more growth in those asset classes. We believe that as economic uncertainties are reduced, including uncertainty about whether the nonperforming and other classified assets will continue to grow or will instead finally be reduced to more historically normal levels, the opportunities for growth, including by acquisition of other institutions or by establishment or acquisition of branches, will return, although we currently remain subject to enhanced regulatory scrutiny, which could affect our ability to obtain regulatory approval for expansion. We believe that, for the immediate future, growth is likely to be organic based on a bank’s existing profile.

At approximately 6,900, the total number of banks and savings associations as of the end of 2013 is less than half the number at the end of 1990, when the number exceeded 15,000. Nevertheless, a large percentage of the institutions that remain are small, community-oriented institutions, although the share of total banking assets that they control continues to decline. As an increasing share of the banking universe is occupied by the largest institutions, and taking into account economic, demographic, and technological changes and a greatly expanding regulatory burden, the future of banking favors larger institutions. We believe these factors create a strong incentive for growth through industry consolidation, meaning acquisition of smaller institutions by larger institutions and mergers of smaller institutions as a defense to competitive pressure from larger institutions. We therefore believe that industry consolidation is likely to continue and that the pace of consolidation could actually accelerate.

The trend toward consolidation would be most advantageous for financial institution organizations that have a surplus of capital, a strategy for growth, a strong financial profile, and few if any regulatory supervisory concerns, the ingredients of prompt regulatory approval that could be a significant competitive advantage in the market for financial institution mergers and acquisitions. Our goal is to acquire that advantage; although we give no assurance that our efforts to do so will succeed. Since 2009 we’ve committed significant resources to eliminating operational weakness in The Middlefield Banking Company, we moved nonperforming and substandard assets to an asset resolution subsidiary, we agreed to elevated capital requirements and we took the steps necessary to achieve those elevated capital levels, we continue to invest resources both to resolve existing nonperforming and substandard assets and to prevent growth in those asset classes, and we raised additional holding company capital through a private equity offering.

Although we are not currently exploring acquisition opportunities and it is unrealistic to expect that we will grow by acquisition within the next 12 months, we are seeking to make Middlefield Banc Corp. eligible to grow by acquisition if a suitable opportunity arises. We give no assurance that we will be eligible to acquire or an appropriate opportunity will arise.

Critical Accounting Policies

Allowance for loan and lease loss. Arriving at an appropriate level of allowance for loan and lease loss involves a high degree of judgment. The Company’s allowance for loan and lease loss provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan and lease loss as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company’s methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of “Notes to Consolidated Financial Statements” of this Annual Report.

Valuation of Securities. Securities are classified as held to maturity or available for sale on the date of purchase. Only those securities classified as held to maturity are reported at amortized cost. Available-for-sale and trading securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income, net of related deferred income taxes, on the Consolidated Balance Sheet. The majority of all of the Company’s securities are valued based on prices compiled by third party vendors using observable market data. However, certain securities are less actively traded and do not always have quoted market prices. The determination of their fair value, therefore, requires judgment, as this determination may require benchmarking to similar instruments or analyzing default and recovery rates. Examples include certain collateralized mortgage and debt obligations and high-yield debt securities. Realized securities gains or losses are reported within noninterest income in the Consolidated Statement of Income. The cost of securities sold is based on the specific identification method.

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

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.2% of the total available-for-sale portfolio as of December 31, 2013, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

●	The length of time and the extent to which the fair value has been less than the amortized cost basis.
●	Changes in the near term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default and significant changes in prepayment assumptions.
●	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities.
●

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

Refer to Note 3 in the consolidated financial statements.

Income Taxes

The Company estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which the Company conducts business. On a quarterly basis, management assesses the reasonableness of the Company’s effective tax rate based upon management’s current estimate of the amount and components of net income, tax credits and the applicable statutory tax rates expected for the full year. The estimated income tax expense is recorded in the Consolidated Statement of Income.

Deferred income tax assets and liabilities are determined using the balance sheet method and are reported in accrued taxes, interest and expenses in the Consolidated Balance Sheet. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and recognizes enacted changes in tax rates and laws. Deferred tax assets are recognized to the extent they exist and are subject to a valuation allowance based on management’s judgment that realization is more likely than not.

Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in accrued taxes, interest and expenses in the Consolidated Balance Sheet. The Company evaluates and assesses the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other information and maintains tax accruals consistent with management’s evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period’s income tax expense and can be significant to the operating results of the Company.

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

Changes in Financial Condition

General The Company’s total assets decreased $23.2 million or 3.5% to $647.1 million at December 31, 2013 from $670.3 million at December 31, 2012. This was due to decreases in cash and due from banks of $19.2 million and investment securities of $37.3 million, which was partially offset by an increase in net loans of $28.0 million.

The decrease in the Company’s total assets reflects a related decrease in total liabilities of $21.2 million or 3.5% to a total balance of $593.6 million at December 31, 2013 from $614.9 million at December 31, 2012. The Company also experienced a decrease in total stockholders’ equity of $2.0 million.

The decrease in total liabilities was primarily due a reduction in deposits for the year. Total deposits decreased $24.5 million or 4.1% to $568.8 million at December 31, 2013 from $593.3 million as of December 31, 2012. The net decrease in total stockholders’ equity can be attributed to a decrease in accumulated other comprehensive income of $7.6 million, partially offset by increases in retained earnings of $5.0 million, or 22.1% and common stock of $0.7 million, or 2.0%.

Cash on hand and Federal funds sold Cash and due from banks, interest-earning deposits and federal funds sold represent cash and cash equivalents which decreased $19.2 million or 42.2% to $26.2 million at December 31, 2013 from $45.3 million at December 31, 2012. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity. The balance of total securities decreased $37.3 million, or 19.2%, as compared to 2012, with the ratio of securities to total assets decreasing to 24.3% at December 31, 2013, compared to 29.0% at December 31, 2012.

The Company benefits from owning mortgage-backed securities, which totaled $42.0 million or 26.7% of the Company's total investment portfolio at December 31, 2013. The primary difference of mortgage-backed securities is the amortization of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date. The weighted-average federal tax equivalent (FTE) yield on all debt securities at year-end 2013 was 3.90%, as compared to 4.21% at year-end 2012. While the Company's focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

Loans receivable The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent construction and consumer loans. Net loans receivable increased $28.0 million or 7.0% to $428.7 million at December 31, 2013 from $400.7 million at December 31, 2012. Included in this growth were increases in real estate mortgages of $31.9. This increase was partially offset by a decrease of $7.7 million in commercial and industrial loans.

The product mix in the loan portfolio is commercial loans equaling 12.5%, construction loans 5.9%, residential real estate loans 48.3%, commercial real estate loans 32.4% and consumer loans 1.0% at December 31, 2013 compared with 15.2%, 5.5%, 49.9%, 28.3% and 1.0%, respectively, at December 31, 2012.

Loans contributed 79.8% of total interest income in 2013 and 78.0% in 2012. The loan portfolio yield of 5.41% in 2013 was 74 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Because of the Company’s increased levels of nonperforming assets, management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

To minimize risks associated with changes in the borrower’s future repayment capacity, the Company generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

The Company will continue to monitor the size of its loan portfolio growth. The Company's lending markets have rebounded from the suppressed levels of loan originations in previous years. The Company anticipates total loan growth to be steady, with volume to continue at a moderate pace. The Company remains committed to sound underwriting practices without sacrificing asset quality and avoiding exposure to unnecessary risk that could weaken the credit quality of the portfolio.

FHLB stock. FHLB stock remained unchanged at $1.9 million at December 31, 2013 when compared to the prior year.

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

The Company annually uses the services of an independent third party that is regarded in the banking industry as an expert in valuing core deposits and monitoring the ongoing value of core deposit intangibles and goodwill on an annual basis. Goodwill balances were unchanged in 2013.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $280,000 to $8.8 million as of December 31, 2013 from $8.5 million at the end of 2012 as a result of the earnings of the underlying insurance policies.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 96.2% of the Company’s total funding sources at December 31, 2013. The deposit base consists of demand deposits, savings, money market accounts and time deposits. Total deposits decreased $24.5 million or 4.1% to $593.3 million at December 31, 2013 from $593.3 million at December 31, 2012.

Savings and time deposits are the largest sources of funding for the Company's earning assets, each making up 31.0% of total deposits. During 2013, savings increased $1.9 million, or 1.1% while time deposits decreased $22.3 million, or 11.4%, from year-end 2012. The time deposit decrease is primarily due to the historically low market interest rates on CD’s causing customers to seek greater return or additional liquidity in other instruments.

Demand deposit balances also decreased in 2013, down $0.2 million, or 0.1%, to finish at $139.6 million at year-end 2013 as compared to $139.8 million at year-end 2012. The Company will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly employ both retail and wholesale funds to support earning assets and minimize interest costs.

Borrowed funds. The Company uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, lines of credit from other banks and repurchase agreement borrowings. Borrowed funds increased $2.9 million or 14.9% to $22.4 million at December 31, 2013 from $19.5 million at December 31, 2012. FHLB advances declined $1.4 million with short-term borrowings decreasing $4.3 million.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well capitalized guidelines.

Stockholders’ equity totaled $53.5 million at December 31, 2013, compared to $55.4 million at December 31, 2012, which represents a decline of 3.5%. Accumulated other comprehensive income decreased $7.6 million from 2012 as a result of unrealized losses on the available-for-sale securities portfolio. Common stock increased $0.7 million or 2.0 to $35.0 million at December 31, 2013 from $34.3 million at December 31, 2012. The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2013, shareholders invested more than $742,000 through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 25,751 new shares at an average price of $28.58.

Countering the decline in other comprehensive income is growth of $5.0 million increase in retained earnings resulting from net income, less cash dividends paid of $2.0 million, or $1.04 per share, year-to-date.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include nonaccrual loans and exclude the allowance for loan and lease loss, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.

	For the Twelve Months Ended December 31,
	2013			2012			2011

	Average		Average	Average		Average	Average		Average
(Dollars in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable	$415,610	$22,496	5.41%	$407,154	$22,418	5.51%	$383,854	$21,854	5.69%
Investment securities (3)	182,942	5,558	3.90%	183,507	6,185	4.21%	195,528	7,745	4.72%
Interest-bearing deposits with other banks	38,117	124	0.33%	46,306	143	0.31%	39,162	128	0.33%
Total interest-earning assets	636,669	28,178	4.67%	636,967	28,746	4.75%	618,544	29,727	5.05%
Noninterest-earning assets	24,278			22,701			21,554
Total assets	$660,947			$659,668			$640,098
Interest-bearing liabilities:
Interest-bearing demand deposits	$81,941	215	0.26%	$69,041	251	0.36%	$62,918	326	0.52%
Money market deposits	77,991	303	0.39%	72,614	300	0.41%	74,565	601	0.81%
Savings deposits	178,678	608	0.34%	171,712	655	0.38%	159,479	1,185	0.74%
Certificates of deposit	184,539	3,583	1.94%	206,905	4,529	2.19%	225,715	5,355	2.37%
Borrowings	20,451	541	2.65%	22,611	719	3.18%	25,521	1,185	4.64%
Total interest-bearing liabilities	543,600	5,250	0.97%	542,883	6,454	1.19%	548,198	8,653	1.58%
Noninterest-bearing liabilities
Other liabilities	63,971			64,355			51,556
Stockholders' equity	53,376			52,430			40,344
Total liabilities and stockholders' equity	$660,947			$659,668			$640,098
Net interest income		$22,928			$22,292			$21,074
Interest rate spread (1)			3.71%			3.56%			3.47%
Net interest margin (2)			3.85%			3.74%			3.65%
Ratio of average interest-earning assets to average interest-bearing liabilities			117.12%			117.33%			112.83%

_________________________________

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities

(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) Tax equivalent adjustments to interest income for tax-exempt securities was $1,568, $1,533, and $1,485 for 2013, 2012, and 2010, respectively.

Interest Rates and Interest Differential

	2013 versus 2012			2012 versus 2011

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$462	$(384)	$78	$1,305	$(741)	$564
Investment securities	(23)	(604)	(627)	(537)	(1,023)	(1,560)
Interest-bearing deposits with other banks	(26)	7	(19)	23	(8)	15
Total interest-earning assets	413	(981)	(568)	791	(1,772)	(981)

Interest-bearing liabilities:
Interest-bearing demand deposits	40	(76)	(36)	27	(102)	(75)
Money market deposits	22	(19)	3	(12)	(290)	(302)
Savings deposits	25	(72)	(47)	69	(599)	(530)
Certificates of deposit	(462)	(484)	(946)	(429)	(397)	(826)
Borrowings	(63)	(115)	(178)	(114)	(352)	(466)
Total interest-bearing liabilities	(438)	(766)	(1,204)	(459)	(1,740)	(2,199)

Net interest income	$851	$(215)	$636	$1,250	$(32)	$1,218

Allowance for Loan and Lease Loss. The allowance for loan and lease loss (ALLL) represents the amount management estimates are adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries credited to it. The ALLL is established through a provision for loan losses, which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the ALLL, taking into account the overall risk characteristics of the various portfolio segments, the Company's loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the ALLL, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total ALLL is a combination of a specific allowance for identified problem loans and a general allowance for homogeneous loan pools.

In 2013, the combination of a moderate strengthening in commercial real estate values and a less sluggish economy had an impact on the financial condition of commercial borrowers. Management is aware of signs that the local economic environment has stabilized and that certain industries within our defined market area have experienced improvement. Though economic improvement is evident, management is not certain of its longevity.

The allowance for loan and lease loss balance as of December 31, 2013 totaled $7.0 million representing a $0.7 million decrease from the end of 2012. For the year of 2013, the provision for loan losses was $0.2 million which represented a decrease of $2.0 million from the $2.2 million provided during 2012. The reduced provision for 2013 is reflective of the positive trend in the decrease in nonperforming loans. Asset quality is a high-priority in our overall business plan as it relates to long-term asset growth projections. During 2013, net charge-offs decreased by $0.3 million to $0.9 million compared to $1.2 million in 2012. Two key ratios to monitor asset quality performance are net charge-offs/average loans and the allowance for loan and lease loss/nonperforming loans. At year-end 2013, these ratios were 0.22% and 57.3%, respectively, compared to 0.30% and 54.8% in 2012.

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

Although management uses the best information available to make the determination of the adequacy of the ALLL at December 31, 2013, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy and employment could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a Company's ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's ALLL at the dates and for the periods presented.

	For the Years Ended
	December 31,
(Dollars in thousands)	2013	2012	2011

Allowance balance at beginning of period	$7,779	$6,819	$6,221

Loans charged off:
Commercial and industrial	(419)	(230)	(568)
Real estate-construction	(191)	(135)	(6)
Real estate-mortgage:
Residential	(675)	(785)	(1,862)
Commercial	-	(123)	(265)
Consumer installment	(45)	(64)	(11)

Total loans charged off	(1,330)	(1,337)	(2,712)

Recoveries of loans previously charged-off:
Commercial and industrial	191	71	76
Real estate-construction	33	-	-
Real estate-mortgage:
Residential	107	31	122
Commercial	46	-	-
Consumer installment	24	27	27

Total recoveries	401	129	225

Net loans charged off	(929)	(1,208)	(2,487)

Provision for loan losses	196	2,168	3,085

Allowance balance at end of period	$7,046	$7,779	$6,819

Loans outstanding:
Average	$415,610	$407,154	$383,854
End of period	435,725	408,433	401,880

Ratio of allowance for loan and lease loss to loans outstanding at end of period	1.62%	1.90%	1.70
Net charge offs to average loans	(0.22)	(0.30)	(0.65)

The following table illustrates the allocation of the Company's allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2013		2012		2011
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial and industrial	$614	12.5%	$1,732	15.2%	$1,296	14.7
Real estate construction	576	5.9	1,123	5.5	438	5.4
Mortgage:
Residential	3,664	48.3	2,872	49.9	3,731	51.8
Commercial	2,170	32.4	1,991	28.3	1,306	27.0
Consumer installment	22	0.9	61	1.0	48	1.1

Total	$7,046	100.0%	$7,779	100.0%	$6,819	100.0

Nonperforming assets. Nonperforming assets includes nonaccrual loans, troubled debt restructurings (TDRs), loans 90 days or more past due, assets purchased by EMORECO from EB, OREO, and repossessed assets. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of principal and interest is doubtful. Payments received on nonaccrual loans are applied against principal according to management’s shadow accounting system.

TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 38 TDRs with a total balance of $5.5 million as of December 31, 2013 compared to 49 TDRs totaling $4.7 million as of December 31, 2012. Nonperforming loans amounted to $12.3 million or 2.8% of total loans and $14.2 million or 3.5% of total loans at December 31, 2013 and December 31, 2012, respectively. Nonperforming loans secured by real estate totaled $11.4 million as of December 31, 2013, a decrease of $1.4 million from $12.8 million at December 31, 2012.

A major factor in determining the appropriateness of the ALLL is the type of collateral which secures the loans. Of the total nonperforming loans at December 31, 2013, 93.1% were secured by real estate. Although this does not insure against all losses, the real estate provides substantial recovery, even in a distressed-sale and declining-value environment. In response to the poor economic conditions which have eroded the performance of the Company’s loan portfolio, additional resources have been allocated to the loan workout process. The Company’s objective is to work with the borrower to minimize the burden of the debt service and to minimize the future loss exposure to the Company.

The following table summarizes nonperforming assets by category.

	At December 31,
	2013	2012	2011

	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Commercial and industrial	$176	$560	$1,576
Real estate-construction	-	364	663
Real estate-mortgage:
Residential	7,423	8,329	10,645
Commercial	743	2,105	3,921
Consumer installment	8	18	-
Total nonaccrual loans	8,350	11,376	16,805
Troubled debt restructuring:
Commercial and industrial	1,352	503	778
Real estate-construction	-	-	3,883
Real estate-mortgage:
Residential	987	1,250	797
Commercial	1,420	617	1,940
Consumer installment	-	11	24
Total troubled debt restructuring	3,759	2,381	7,422
Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	38	348	44
Real estate-construction	-	-	-
Real estate-mortgage:
Residential	143	89	275
Commercial	-	-	-
Consumer installment	-	-	-
Total accruing loans which are contractually past due 90 days or more	181	437	319
Total nonperforming loans	12,290	14,194	24,546
Other real estate owned	2,698	1,846	2,196
Total nonperforming assets	$14,988	$16,040	$26,742
Total nonperforming loans to total loans	2.82%	3.48%	6.11%
Total nonperforming loans to total assets	1.90%	2.12%	3.75%
Total nonperforming assets to total assets	2.32%	2.39%	4.09%

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower's financial condition is such that collection of interest is doubtful. Payments received on nonaccrual loans are recorded as income or applied against principal according to management's judgment as to the collectability of principal.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement, including all troubled debt restructurings. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Management evaluates all loans identified as impaired individually. The Company estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until that time, an allowance for loan and lease loss is maintained for estimated losses.

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $439,000 in 2013; $756,000 in 2012; and $859,000 in 2011. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2013 Results Compared to 2012 Results

General The Company posted net income of $7.0 million, compared to $6.3 million for the year ended December 31, 2012. On a per share basis, 2013 earnings were $3.47 per diluted share, representing an increase from the $3.28 per diluted share for the year ended December 31, 2012. The return on average equity for the year ended December 31, 2013, was 13.17% and the Company’s return on average assets was 1.06%. The $0.7 million or 11.9% improvement in net income between 2013 and 2012 can be attributed to a decrease in total interest expense of $1.2 million. This was partially offset by a decrease in total interest income of $568,000.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $0.6 million in 2013 to $22.9 million compared to $22.3 million for 2012. This increase is the net result of a $1.2 million decrease in interest expense which was partially offset by a decrease in interest income of $568,000. Interest-earning assets averaged $637.0 million during 2013, unchanged since year-end 2012. The Company’s average interest-bearing liabilities decreased from $542.9 million in 2012 to $543.6 million in 2013.

The profit margin, or spread, on invested funds is a key performance measure. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2013 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.85%, compared to 3.74% in 2012.

Interest income Interest income decreased $0.6 million to $28.2 million for 2013 which is attributable to a $0.7 million decrease in taxable interest on investment securities. The change in interest income on securities was the result of a decrease in the average balance of investment securities and a lower yield on the portfolio. The average balance of investment securities decreased by $0.6 million or 0.3% to $182.9 million for the year ended December 31, 2013 as compared to $183.5 million for the year ended December 31, 2012. The investment security yield fell to 3.90% for 2013, from 4.21% in 2012.

Interest and fees on loans increased $78,000 to $22.5 million for 2013, compared to $22.4 million for 2012. The average balance of loans increased $8.5 million to $415.6 million for the year ended December 31, 2013 as compared to $407.2 million for the year ended December 31, 2012 which was offset by a decline in the loan yield to 5.41% for 2013, compared to 5.51% for 2012.

Interest expense Interest expense decreased $1.2 million or 18.6% to $5.3 million for 2013, compared with $6.5 million for 2012. This change in interest expense can be attributed to a 22 basis point decline in the rate paid on these liabilities, as well as a decrease in the average balance of interest-bearing liabilities. For the year ended December 31, 2013 the average balance of interest-bearing liabilities increased by $0.7 million to $543.6 million as compared to $542.9 million for the year ended December 31, 2012. Interest incurred on deposits declined by $1.0 million for the year from $5.7 million in 2012 to $4.7 million for year-end 2013. The change in deposit expense was due to a 20 basis point decline during the year. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined $0.2 million or 25.7% to $0.5 million for 2013, compared to $0.7 million for 2012. The decline was compounded by a 63 basis point decrease in the rate paid on these borrowings during the year.

Loan Loss Provision The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease loss at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2013 was $0.2 million compared to $2.2 million in 2012. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease loss, actual loan losses could exceed the amounts that have been charged to operations. The ratio of the allowance for loan and lease loss to total loans decreased to 1.62% of total loans at December 31, 2013 compared to the 1.90% at December 31, 2012.

During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. Since its inception, EMORECO has purchased $5.8 million of nonperforming assets from EB.

Non-interest income Non-interest income decreased $0.4 million or 54.3% to $3.1 million for 2013 compared to $3.5 million for 2012. The decrease is largely due to decreases in investment security gains of $0.6 million. This amount was partially offset by increases to service charges on deposit accounts and other income of $0.2 million each.

Non-interest expense Operating expenses increased $1.3 million, or 7.9% to $16.9 million for 2013 compared to $15.6 million for 2012. Salaries and benefits, occupancy expense, professional fees, and equipment expense increased $0.8 million, $0.3 million, $0.2 million, and $.02 million, or 11.0%, 28.4%, 23.8%, and 25.2%, respectively. These were partially offset by a decrease in losses on other real estate owned of $0.2 million, or 93% as a result of lower aggregate writedowns in the portfolio.

Provision for Income Taxes The provision for income taxes increased $0.3 million to $2.0 million for 2013, compared to $1.7 million in 2012. This increase was due to an increase in pretax income of $1.1 million during 2013. The Company’s effective federal income tax rate in 2013 was 22.0% compared to 20.9% in 2012.

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

Interest expense Interest expense decreased $2.2 million or 25.5% to $6.4 million for 2012, compared with $8.7 million for 2011. This change in interest expense can be attributed to a 39 basis point decline in the rate paid on these liabilities, as well as a decrease in the average balance of interest-bearing liabilities. For the year ended December 31, 2012 the average balance of interest-bearing liabilities decreased by $5.3 million to $542.9 million as compared to $548.2 million for the year ended December 31, 2011. Interest incurred on deposits declined by $1.8 million for the year from $7.5 million in 2011 to $5.7 million for year-end 2012. The change in deposit expense was due to a 33 basis point decline during the year and a decrease in the average balance of $2.4 million in 2012. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined $466,000 or 39.3% to $719,000 for 2012, compared to $1.2 million for 2011. The decline was compounded by a 146 basis point decrease in the rate paid on these borrowings during the year.

Loan Loss Provision The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease loss at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2012 was $2.2 million compared to $3.1 million in 2011. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease loss, actual loan losses could exceed the amounts that have been charged to operations.

The ratio of the allowance for loan and lease loss to total loans increased to 1.90% of total loans at December 31, 2012 compared to the 1.70% at December 31, 2011. During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. Since its inception, EMORECO has purchased $5.8 million of nonperforming assets from EB, $209,000 coming in 2012.

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

The following table presents the simulated impact of a 200 basis point upward or downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming the interest-earning asset and interest-bearing liability levels at December 31, 2013 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2013 levels for net interest income, and portfolio equity. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2013 for portfolio equity:

	Increase	Decrease
	200 Basis Points	200 Basis Points

Net interest income - increase (decrease)	0.31%	(0.50)%

Portfolio equity - increase (decrease)	(11.80)%	(1.48)%

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

The Company's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2013, cash and cash equivalents totaled $26.2 million or 4.0% of total assets while investment securities classified as available for sale totaled $157.1 million or 24.3% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $10.1 million, $10.3 million, and $9.1 million for 2013, 2012, and 2010, respectively, generated principally from net income of $7.0 million, $6.3 million, and $4.1 million in each of these respective periods.

Investing activities used $6.5 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of investment purchases of $25.8 million and loan increases of $30.1 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $25.4 million and $25.1 million, respectively. For the same period ended 2012, investing activities used $8.0 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of investment purchases of $83.4 million and loan increases of $8.7 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $50.9 million and $33.0 million, respectively. During the same period ended 2010, investing activities used $19.4 million. These cash usages primarily consisted of loan increases of $33.0 million, as well as investment purchases of $80.1 million. Partially offsetting the usage of investment activities is $69.3 million of proceeds from investment security maturities and repayments.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2013, net cash used for financing activities totaled $23.0 million, principally derived from a decrease in deposit accounts of $24.5 million and partially offset by $4.3 million increase in short-term borrowings. During 2012, net cash provided by financing activities totaled $8.7 million, principally derived from an increase in deposit accounts of $12.4 million and offset by $3.9 million to repay FHLB borrowings. During the same period ended 2010, net cash provided by financing activities totaled $14.0 million, principally derived from an increase in deposit accounts of $15.7 million and offset by $2.5 million to repay FHLB borrowings.

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

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 1,047 stockholders of record as of December 31, 2013. The Company’s common stock is not traded or authorized for quotation on any exchanges, including NASDAQ. However, bid prices for Company common stock appear from time to time in the OTCQB under the symbol “MBCN.”

The following table shows the high and low bid prices of and cash dividends paid on the Company’s common stock in 2013 and 2012, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash Dividends
	High Bid	Low Bid	per share

2013
First Quarter	$33.25	$26.95	$0.26
Second Quarter	$30.25	$26.05	$0.26
Third Quarter	$32.50	$26.25	$0.26
Fourth Quarter	$28.00	$24.99	$0.26

2012
First Quarter	$21.25	$17.00	$0.26
Second Quarter	$24.50	$21.25	$0.26
Third Quarter	$25.00	$21.55	$0.26
Fourth Quarter	$26.70	$22.25	$0.26

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2013, the Company’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm because section 989G of the Dodd Frank Act exempts smaller reporting companies from the requirement of an attestation by registered public accountants concerning internal controls over financial reporting.

/s/ Thomas G. Caldwell

By: Thomas G. Caldwell

President and Chief Executive Officer

(Principal Executive Officer)

Date: March 11, 2014

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 11, 2014