Form 10-K, Exhibit 13
period 2014-12-31
MIDDLEFIELD BANC CORP
filed 2015-03-11
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Middlefield Banc Corp.

We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2014, in conformity with U.S. Generally Accepted Accounting Principles.

/s/ S.R. Snodgrass P.C.

Wexford, Pennsylvania

March 11, 2015

MIDDLEFIELD BANC CORP.

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except shares)

	December 31,
	2014	2013

ASSETS
Cash and due from banks	$20,846	$20,926
Federal funds sold	4,793	5,267
Cash and cash equivalents	25,639	26,193
Investment securities available for sale, at fair value	154,334	157,143
Loans held for sale	438	-
Loans	470,584	435,725
Less allowance for loan and lease losses	6,846	7,046
Net loans	463,738	428,679
Premises and equipment, net	9,980	9,828
Goodwill	4,559	4,559
Core deposit intangibles	116	156
Bank-owned life insurance	9,092	8,816
Accrued interest and other assets	9,635	11,716

TOTAL ASSETS	$677,531	$647,090

LIABILITIES
Deposits:
Noninterest-bearing demand	$105,512	$85,905
Interest-bearing demand	56,377	53,741
Money market	75,895	77,473
Savings	178,470	177,303
Time	169,858	174,414
Total deposits	586,112	568,836
Short-term borrowings	14,808	10,809
Other borrowings	10,624	11,609
Accrued interest and other liabilities	2,120	2,363
TOTAL LIABILITIES	613,664	593,617
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 2,242,025 and 2,221,834 shares issued; 2,052,495 and 2,032,304 shares outstanding	35,529	34,979
Retained earnings	32,524	27,465
Accumulated other comprehensive income (loss)	2,548	(2,237)
Treasury stock, at cost; 189,530 shares	(6,734)	(6,734)
TOTAL STOCKHOLDERS' EQUITY	63,867	53,473

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$677,531	$647,090

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

	Year Ended December 31,

	2014	2013	2012
INTEREST INCOME
Interest and fees on loans	$22,726	$22,496	$22,418
Interest-bearing deposits in other institutions	24	30	26
Federal funds sold	14	15	20
Investment securities:
Taxable interest	1,896	2,514	3,209
Tax-exempt interest	3,127	3,044	2,976
Dividends on stock	87	79	97
Total interest income	27,874	28,178	28,746

INTEREST EXPENSE
Deposits	3,633	4,709	5,728
Short-term borrowings	148	178	261
Federal funds purchased	-	7	-
Other borrowings	118	166	294
Trust preferred securities	171	190	164
Total interest expense	4,070	5,250	6,447

NET INTEREST INCOME	23,804	22,928	22,299

Provision for loan losses	370	196	2,168

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,434	22,732	20,131

NONINTEREST INCOME
Service charges on deposit accounts	1,876	1,956	1,765
Investment securities gains, net	248	11	610
Earnings on bank-owned life insurance	276	280	279
Gains on sale of loans	237	-	85
Other income	951	898	712
Total noninterest income	3,588	3,145	3,451

NONINTEREST EXPENSE
Salaries and employee benefits	8,817	7,913	7,127
Occupancy expense	1,108	1,231	959
Equipment expense	963	950	759
Data processing costs	917	854	772
Ohio state franchise tax	342	618	590
Federal deposit insurance expense	449	516	487
Professional fees	1,086	1,174	948
Losses on other real estate owned	183	18	258
Advertising expenses	488	445	423
Other real estate expenses	387	410	498
Directors fees	403	403	386
Other expense	2,707	2,338	2,432
Total noninterest expense	17,850	16,870	15,639

Income before income taxes	9,172	9,007	7,943
Income taxes	1,992	1,979	1,662

NET INCOME	$7,180	$7,028	$6,281

EARNINGS PER SHARE
Basic	$3.52	$3.48	$3.29
Diluted	3.50	3.47	3.28

DIVIDENDS DECLARED PER SHARE	$1.04	$1.04	$1.04

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollar amounts in thousands)

	Year Ended December 31,
	2014	2013	2012

Net income	$7,180	$7,028	$6,281

Other comprehensive income (loss):
Net unrealized holding gain (loss) on available- for-sale investment securities	7,498	(11,545)	1,897
Tax effect	(2,549)	3,925	(644)

Reclassification adjustment for investment security gains included in net income	(248)	(11)	(610)
Tax effect	84	3	207

Total other comprehensive income (loss)	4,785	(7,628)	850

Comprehensive income (loss)	$11,965	$(600)	$7,131

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollar amounts in thousands, except shares and dividend per share amount)

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2011	1,951,868	$31,240	$18,206	$4,541	$(6,734)	$47,253

Net income			6,281			6,281
Other comprehensive income				850		850
Stock-based compensation expense	1,722	32				32
Common stock issuance, net of issuance cost ($816)	196,635	2,329				2,329
Dividend reinvestment and purchase plan	31,538	694				694
Cash dividends ($1.04 per share)			(2,002)			(2,002)

Balance, December 31, 2012	2,181,763	$34,295	$22,485	$5,391	$(6,734)	$55,437

Net income			7,028			7,028
Other comprehensive loss				(7,628)		(7,628)
Common stock issuance, net of issuance cost ($139)	13,320	74				74
Dividend reinvestment and purchase plan	25,751	736				736
Stock options exercised	1,000	(126)	49			(77)
Cash dividends ($1.04 per share)			(2,097)			(2,097)

Balance, December 31, 2013	2,221,834	$34,979	$27,465	$(2,237)	$(6,734)	$53,473

Net income			7,180			7,180
Other comprehensive income				4,785		4,785
Dividend reinvestment and purchase plan	19,791	590				590
Stock options exercised		(50)				(50)
Stock-based compensation	400	10				10
Cash dividends ($1.04 per share)			(2,121)			(2,121)

Balance, December 31, 2014	2,242,025	$35,529	$32,524	$2,548	$(6,734)	$63,867

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31,
	2014	2013	2012
OPERATING ACTIVITIES
Net income	$7,180	$7,028	$6,281
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	370	196	2,168
Investment securities gains, net	(248)	(11)	(610)
Depreciation and amortization	1,049	891	929
Amortization of premium and discount on investment securities	737	1,100	930
Amortization (accretion) of deferred loan fees, net	(237)	(245)	(188)
Origination of loans held for sale	(6,223)	-	(1,084)
Proceeds from sale of loans held for sale	6,022	-	1,169
Gains on sale of loans	(237)	-	(85)
Earnings on bank-owned life insurance	(276)	(280)	(279)
Deferred income taxes	(154)	423	2
Stock-based compensation expense	10	-	32
Loss on other real estate owned	183	18	258
Decrease in accrued interest receivable	40	28	71
Decrease in accrued interest payable	(49)	(128)	(153)
Decrease in prepaid federal deposit insurance	-	513	486
Other, net	(708)	364	355
Net cash provided by operating activities	7,459	9,897	10,282

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	13,474	25,411	50,919
Proceeds from sale of securities	8,383	25,088	32,985
Purchases	(12,287)	(25,815)	(83,431)
Increase in loans, net	(36,222)	(29,829)	(8,435)
Proceeds from the sale of other real estate owned	832	882	954
Purchase of premises and equipment	(902)	(1,834)	(997)
Net cash used for investing activities	(26,722)	(6,097)	(8,005)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	17,276	(24,499)	12,373
Increase (decrease) in short-term borrowings, net	3,999	4,271	(854)
Repayment of other borrowings	(985)	(1,361)	(3,861)
Common stock issued	-	74	2,329
Stock options exercised	(50)	(77)	-
Proceeds from dividend reinvestment and purchase plan	590	736	694
Cash dividends	(2,121)	(2,097)	(2,002)
Net cash provided by (used for) financing activities	18,709	(22,953)	8,679

(Decrease) increase in cash and cash equivalents	(554)	(19,153)	10,956

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,193	45,346	34,390

CASH AND CASH EQUIVALENTS AT END OF YEAR	$25,639	$26,193	$45,346

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$4,119	$5,378	$6,600
Income taxes	2,260	1,620	1,550

Non-cash investing transactions:
Transfers from loans to other real estate owned	$1,030	$2,113	$862
Loans to facilitate the sale of other real estate owned	-	(260)	-

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On April 19, 2007, Middlefield Banc Corp. acquired Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio. EB merged into MBC on January 20, 2014. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through ten locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while MBC is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly-owned subsidiaries, MBC and EMORECO, Inc. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

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

Restricted Stock

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2014 and 2013, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2014 or 2013.

Mortgage Banking Activities Mortgage loans originated and intended for sale in the secondary market are carried at fair value. The Company sells the loans on a servicing retained basis. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. The Company measures servicing assets using the amortization method. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. Loan servicing rights are amortized in proportion to and over the period of estimated net future servicing revenue. The expected period of the estimated net servicing income is based in part on the expected prepayment of the underlying mortgages. The unamortized balance of mortgage servicing rights is included in accrued interest and other assets on the Consolidated Balance Sheet.

Mortgage servicing rights are periodically evaluated for impairment. Impairment represents the excess of amortized cost over its estimated fair value. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate and original time to maturity. Any impairment is reported as a valuation allowance for an individual tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance will be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material.

The Company is exposed to interest rate risk on loans held for sale and rate-lock loan commitments (“IRLCs”). As market interest rates increase or decrease, the fair value of loans held for sale and rate-lock commitments will decrease or increase. The Company enters into derivative transactions principally to protect against the risk of adverse interest movements affecting the value of the Company’s committed loan sales pipeline. In order to mitigate the risk that a change in interest rates will result in a decrease in value of the Company’s IRLCs in the committed mortgage pipeline or its loans held for sale, the Company enters into mandatory forward loan sales contracts with secondary market participants. Mandatory forward sales contracts and committed loans intended to be held for sale are considered free-standing derivative instruments and changes in fair value are recorded in current period earnings. For committed loans, fair value is measured using current market rates for the associated mortgage loans. For mandatory forward sales contracts, fair value is measured using secondary market pricing.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances net of the allowance for loan and lease losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield. Management is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents the amount which management estimates is adequate to provide for probable loan losses inherent in the loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan and lease losses is established through a provision for loan losses which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan and lease losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan and lease losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan and lease losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.

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

Goodwill

The Company accounts for goodwill using a three-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts. No impairment of goodwill was recognized in any of the periods presented.

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

For each of the years ended December 31, 2014, 2013, and 2012, the Company recorded no compensation cost related to vested stock options. As of December 31, 2014, there was no unrecognized compensation cost related to unvested stock options.

The Company issued 1,722 shares of restricted stock and recorded stock–based compensation expense of $32,000 in 2012. There were no shares of restricted stock issued in 2014 or 2013.

For the years ended December 31, 2014 and 2013, 11,223 and 21,112 options were exercised resulting in net participant proceeds of $50,000 and $77,000, respectively.

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

Recent Accounting Pronouncements

In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-01, Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. The amendments in this Update permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The amendments in this Update should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this Update are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted. This Update is not expected to have a significant impact on the Company’s financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments in this Update clarify that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method. This Update is not expected to have a significant impact on the Company’s financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is evaluating the effect of adopting this new accounting Update.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendments in this Update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also require enhanced disclosures. The accounting changes in this Update are effective for the first interim or annual period beginning after December 15, 2014. An entity is required to present changes in accounting for transactions outstanding on the effective date as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Earlier application is prohibited. The disclosure for certain transactions accounted for as a sale is required to be presented for interim and annual periods beginning after December 15, 2014, and the disclosure for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings are required to be presented for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The disclosures are not required to be presented for comparative periods before the effective date. This Update is not expected to have a significant impact on the Company’s financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments when the Terms of an Award Provide that a Performance Target Could Be Achieved After the Requisite Service Period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this Update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this Update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This Update is not expected to have a significant impact on the Company’s financial statements.

In August 2014, the FASB issued ASU 2014-14, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40). The amendments in this Update require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (1) the loan has a government guarantee that is not separable from the loan before foreclosure, (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim, and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. This Update is not expected to have a significant impact on the Company’s financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in accounting principles generally accepted in the United States of America about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. This Update is not expected to have a significant impact on the Company’s financial statements.

In November 2014, the FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies how current U.S. GAAP should be interpreted in subjectively evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Public business entities are required to implement the new requirements in fiscal years and interim periods within those fiscal years beginning after December 15, 2015. This Update is not expected to have a significant impact on the Company’s financial statements.

In November 2014, the FASB issued ASU 2014-17, Business Combinations (Topic 805): Pushdown Accounting. The amendments in this Update apply to the separate financial statements of an acquired entity and its subsidiaries that are a business or nonprofit activity (either public or nonpublic) upon the occurrence of an event in which an acquirer (an individual or an entity) obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity's most recent change-in-control event. The amendments in this Update are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. This Update is not expected to have a significant impact on the Company’s financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement –Extraordinary and Unusual Items, as part of its initiative to reduce complexity in accounting standards. This Update eliminates from GAAP the concept of extraordinary items. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. This Update is not expected to have a significant impact on the Company’s financial statements.

2.	EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation for the year ended December 31.

	2014	2013	2012
Weighted-average common shares outstanding	2,231,165	2,206,392	2,101,490

Average treasury stock shares	(189,530)	(189,530)	(189,530)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,041,635	2,016,862	1,911,960

Additional common stock equivalents used to calculate diluted earnings per share	7,871	7,178	4,972

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,049,506	2,024,040	1,916,932

Options to purchase 46,451 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2014. Of those options, 28,282 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2014.  The remaining options had no dilutive effect on the earnings per share.

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

3.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair values of securities available for sale are as follows:

	December 31, 2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$23,035	$311	$(450)	$22,896
Obligations of states and political subdivisions:
Taxable	2,953	226	-	3,179
Tax-exempt	91,916	3,803	(553)	95,166
Mortgage-backed securities in government-sponsored entities	29,150	475	(234)	29,391
Private-label mortgage-backed securities	2,672	247	-	2,919
Total debt securities	149,726	5,062	(1,237)	153,551
Equity securities in financial institutions	750	33	-	783
Total	$150,476	$5,095	$(1,237)	$154,334

	December 31, 2013
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$27,289	$135	$(1,661)	$25,763
Obligations of states and political subdivisions:
Taxable	3,787	46	(38)	3,795
Tax-exempt	86,524	1,562	(3,267)	84,819
Mortgage-backed securities in government-sponsored entities	38,816	535	(1,028)	38,323
Private-label mortgage-backed securities	3,366	327	-	3,693
Total debt securities	159,782	2,605	(5,994)	156,393
Equity securities in financial institutions	750	-	-	750
Total	$160,532	$2,605	$(5,994)	$157,143

The amortized cost and fair value of debt securities at December 31, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$571	$585
Due after one year through five years	10,029	10,200
Due after five years through ten years	20,960	21,602
Due after ten years	118,166	121,164

Total	$149,726	$153,551

Investment securities with an approximate carrying value of $61.9 million and $66.3 million at December 31, 2014 and 2013, respectively, were pledged to secure deposits and other purposes as required by law.

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December, 31 are as follows (in thousands):

	2014	2013	2012
Proceeds from sales	$8,383	$25,088	$32,985
Gross realized gains	306	186	704
Gross realized losses	(58)	(175)	(94)

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2014
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$-	$-	$15,734	$(450)	$15,734	$(450)
Obligations of states and political subdivisions
Tax-exempt	2,406	(10)	18,232	(543)	20,638	(553)
Mortgage-backed securities in government-sponsored entities	-	-	16,774	(234)	16,774	(234)
Total	$2,406	$(10)	$50,740	$(1,227)	$53,146	$(1,237)

	December 31, 2013
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$13,130	$(929)	$7,166	$(732)	$20,295	$(1,661)
Obligations of states and political subdivisions
Taxable	1,301	(38)	-	-	1,301	(38)
Tax-exempt	26,743	(2,883)	2,678	(383)	29,421	(3,267)
Mortgage-backed securities in government-sponsored entities	18,082	(757)	5,248	(271)	23,330	(1,028)
Total	$59,255	$(4,608)	$15,092	$(1,386)	$74,347	$(5,994)

There were 66 securities that were considered temporarily impaired at December 31, 2014.

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (“OTTI”). A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Company to assess whether the unrealized loss is other than temporary. For equity securities where the fair value has been significantly below cost for one year, the Company’s policy is to recognize an impairment loss unless sufficient evidence is available that the decline is not other than temporary and a recovery period can be predicted.

The Company has asserted that at December 31, 2014 and 2013, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other than temporary and is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.6% of the total available-for-sale portfolio as of December 31, 2014, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses on a quarterly basis. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

4.	LOANS AND RELATED ALLOWANCE FOR LOAN LOSSES

Major classifications of loans at December 31 are summarized as follows (in thousands):

	2014	2013

Commercial and industrial	$60,744	$54,498
Real estate - construction	30,296	25,601
Real estate - mortgage:
Residential	227,552	210,310
Commercial	147,413	141,171
Consumer installment	4,579	4,145
	470,584	435,725
Less allowance for loan and lease losses	(6,846)	(7,046)

Net loans	$463,738	$428,679

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin and Westerville, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2014 and 2013, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses as of December 31, 2014 and 2013 (in thousands):

			Real Estate- Mortgage
December 31, 2014	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,393	$3,296	$5,183	$4,490	$6	$14,368
Collectively evaluated for impairment	59,351	27,000	222,369	142,923	4,573	456,216
Total loans	$60,744	$30,296	$227,552	$147,413	$4,579	$470,584

			Real estate- Mortgage
December 31, 2013	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,891	$4,011	$5,882	$7,175	$6	$18,965
Collectively evaluated for impairment	52,607	21,590	204,428	133,996	4,139	416,760
Total loans	$54,498	$25,601	$210,310	$141,171	$4,145	$435,725

			Real Estate- Mortgage
December 31, 2014	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$83	$589	$892	$30	$2	$1,596
Collectively evaluated for impairment	559	279	2,811	1,546	55	5,250
Total ending allowance balance	$642	$868	$3,703	$1,576	$57	$6,846

			Real Estate- Mortgage
December 31, 2013	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$179	$210	$855	$563	$-	$1,807
Collectively evaluated for impairment	435	366	2,809	1,607	22	5,239
Total ending allowance balance	$614	$576	$3,664	$2,170	$22	$7,046

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

Management evaluates individual loans in all of the commercial segments for possible impairment if the loan is greater than $150,000 and if the loan either is in nonaccrual status, or is risk rated Substandard or Doubtful and is greater than 90 days past due. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of a larger relationship that is impaired.

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

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2014
Impaired Loans

	Recorded	Unpaid Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$1,146	$1,145	$-
Real estate - construction	2,707	2,705	-
Real estate - mortgage:
Residential	2,202	2,197	-
Commercial	4,064	4,060	-
Total	$10,119	$10,107	$-

With an allowance recorded:
Commercial and industrial	$247	$247	$83
Real estate - construction	589	589	589
Real estate - mortgage:
Residential	2,981	2,978	892
Commercial	426	426	30
Consumer installment	6	6	2
Total	$4,249	$4,246	$1,596

Total:
Commercial and industrial	$1,393	$1,392	$83
Real estate - construction	3,296	3,294	589
Real estate - mortgage:
Residential	5,183	5,175	892
Commercial	4,490	4,486	30
Consumer installment	6	6	2
Total	$14,368	$14,353	$1,596

December 31, 2013
Impaired Loans

	Recorded	Unpaid Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$1,357	$1,357	$-
Real estate - construction	124	124	-
Real estate - mortgage:
Residential	2,704	2,892	-
Commercial	5,093	5,093	-
Consumer installment	6	6	-
Total	$9,284	$9,472	$-

With an allowance recorded:
Commercial and industrial	$534	$534	$179
Real estate - construction	3,887	3,887	210
Real estate - mortgage:
Residential	3,178	3,217	855
Commercial	2,082	2,082	563
Consumer installment	-	-	-
Total	$9,681	$9,720	$1,807

Total:
Commercial and industrial	$1,891	$1,891	$179
Real estate - construction	4,011	4,011	210
Real estate - mortgage:
Residential	5,882	6,109	855
Commercial	7,175	7,175	563
Consumer installment	6	6	-
Total	$18,965	$19,192	$1,807

The tables above include troubled debt restructuring totaling $2.9 million and $5.5 million as of December 31, 2014 and 2013, respectively.

The following table presents interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2014		As of December 31, 2013		As of December 31, 2012

	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized

Commercial and industrial	$1,989	$85	$2,187	$119	$2,776	$348
Real estate - construction	3,631	154	3,743	183	2,798	156
Real estate - mortgage:
Residential	5,331	171	5,380	293	4,263	338
Commercial	5,998	229	6,500	493	4,717	543
Consumer installment	11	1	13	1	27	3
Total	$16,960	$640	$17,824	$1,090	$14,582	$1,388

Troubled Debt Restructuring (TDR) describes loans on which the bank has granted concessions for reasons related to the customer’s financial difficulties. Such concessions may include one or more of the following:

●	reduction in the interest rate to below market rates

●	extension of repayment requirements beyond normal terms

●	reduction of the principal amount owed

●	reduction of accrued interest due

●	acceptance of other assets in full or partial payment of a debt

In each case the concession is made due to deterioration in the borrower’s financial condition, and the new terms are less stringent than those required on a new loan with similar risk.

The following tables present the number of loan modifications by class, the corresponding recorded investment, and the subsequently defaulted modifications (in thousands):

Modifications

For the year ended of December 31, 2014

	Number of Contracts
Troubled Debt Restructurings	Rate Forgiveness	Other	Total	Pre-Modification Outstanding Recorded Investment
Real estate- mortgage:
Residential	-	3	3	$140
Commercial	-	1	1	48
Consumer Installment	1	-	1	6

Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Real estate- mortgage:
Residential	1	$15

Modifications

For the year ended of December 31, 2013

	Number of Contracts
Troubled Debt Restructurings	Rate Forgiveness	Other	Total	Pre-Modification Outstanding Recorded Investment
Commercial and industrial	6	1	7	$1,264
Real estate- mortgage:
Residential	7	-	7	784
Commercial	2	-	2	834

Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	5	$574
Real estate- mortgage:
Commercial	1	190

Modifications

For the year ended of December 31, 2012

	Number of Contracts
Troubled Debt Restructurings	Rate Forgiveness	Other	Total	Pre-Modification Outstanding Recorded Investment
Commercial and industrial	1	12	13	$489
Real estate- mortgage:
Residential	2	7	9	921
Commercial	-	1	1	156
Consumer Installment	-	2	2	11

Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	6	$256
Real estate- construction	1	3,622
Real estate- mortgage:
Residential	2	89
Consumer Installment	1	5

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

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan-rating process with several layers of internal and external oversight.  Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as bankruptcy, repossession, or death, occurs to raise awareness of a possible credit event.  The Company’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis with the Chief Credit Officer ultimately responsible for accurate and timely risk ratings.  The Credit Department performs an annual review of all commercial relationships $1,000,000 or greater.  Confirmation of the appropriate risk grade is included in the review on an ongoing basis.  The Company engages an external consultant to conduct loan reviews on a semiannual basis. Generally, the external consultant reviews commercial relationships greater than $250,000 and/or criticized relationships greater than $125,000. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a quarterly basis.  Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system as of December 31, 2014 and 2013 (in thousands):

		Special			Total
	Pass	Mention	Substandard	Doubtful	Loans
December 31, 2014

Commercial and industrial	$58,976	$-	$1,730	$38	$60,744
Real estate - construction	29,212	495	-	589	30,296
Real estate - mortgage:
Residential	218,244	584	8,724	-	227,552
Commercial	137,755	3,908	5,750	-	147,413
Consumer installment	4,572	-	7	-	4,579
Total	$448,759	$4,987	$16,211	$627	$470,584

		Special			Total
	Pass	Mention	Substandard	Doubtful	Loans
December 31, 2013

Commercial and industrial	$52,078	$772	$1,605	$43	$54,498
Real estate - construction	24,052	907	642	-	25,601
Real estate - mortgage:
Residential	198,479	774	11,057	-	210,310
Commercial	132,931	2,232	6,008	-	141,171
Consumer installment	4,129	-	16	-	4,145
Total	$411,669	$4,685	$19,328	$43	$435,725

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans as of December 31, 2014 and 2013 (in thousands):

		30-59 Days	60-89 Days	90 Days+	Total	Total
	Current	Past Due	Past Due	Past Due	Past Due	Loans
December 31, 2014

Commercial and industrial	$60,296	$349	$68	$31	$448	$60,744
Real estate - construction	30,296	-	-	-	-	30,296
Real estate - mortgage:
Residential	223,209	2,065	363	1,915	4,343	227,552
Commercial	146,816	30	-	567	597	147,413
Consumer installment	4,547	27	3	2	32	4,579
Total	$465,164	$2,471	$434	$2,515	$5,420	$470,584

		30-59 Days	60-89 Days	90 Days+	Total	Total
	Current	Past Due	Past Due	Past Due	Past Due	Loans
December 31, 2013

Commercial and industrial	$53,440	$529	$359	$170	$1,058	$54,498
Real estate - construction	24,945	17	639	-	656	25,601
Real estate - mortgage:
Residential	203,747	3,082	481	3,000	6,563	210,310
Commercial	140,251	645	100	175	920	141,171
Consumer installment	4,083	43	19	-	62	4,145
Total	$426,466	$4,316	$1,598	$3,345	$9,259	$435,725

The following tables present the classes of the loan portfolio summarized by nonaccrual loans and loans 90 days or more past due and still accruing as of December 31, 2014 and 2013 (in thousands):

		90+ Days Past
	Nonaccrual	Due and Accruing
December 31, 2014

Commercial and industrial	$365	$-
Real estate - construction	587	-
Real estate - mortgage:
Residential	5,438	165
Commercial	955	-
Consumer installment	2	-
Total	$7,347	$165

		90+ Days Past
	Nonaccrual	Due and Accruing
December 31, 2013

Commercial and industrial	$176	$38
Real estate - construction	-	-
Real estate - mortgage:
Residential	7,411	143
Commercial	743	-
Consumer installment	8	-
Total	$8,338	$181

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $207,000 in 2014; $439,000 in 2013; and $756,000 in 2012.

An allowance for loan and lease losses (“ALLL”) is maintained to absorb losses from the loan portfolio.  The ALLL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of nonperforming loans.

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

The classes described above, which are based on the purpose code assigned to each loan, provide the starting point for the ALLL analysis.  Management tracks the historical net charge-off activity at the purpose code level.  A historical charge-off factor is calculated utilizing the last twelve consecutive quarters.

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

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2013	$614	$576	$3,664	$2,170	$22	$7,046
Charge-offs	(237)	-	(671)	(260)	(44)	(1,212)
Recoveries	121	60	267	40	154	642
Provision	144	232	443	(374)	(75)	370
ALLL balance at December 31, 2014	$642	$868	$3,703	$1,576	$57	$6,846

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2012	$1,732	$1,123	$2,872	$1,991	$61	$7,779
Charge-offs	(419)	(191)	(675)	-	(45)	(1,330)
Recoveries	191	33	107	46	24	401
Provision	(890)	(389)	1,360	133	(18)	196
ALLL balance at December 31, 2013	$614	$576	$3,664	$2,170	$22	$7,046

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2011	$1,296	$438	$3,731	$1,306	$48	$6,819
Charge-offs	(230)	(135)	(785)	(123)	(64)	(1,337)
Recoveries	71	-	31	-	27	129
Provision	595	820	(105)	808	50	2,168
ALLL balance at December 31, 2012	$1,732	$1,123	$2,872	$1,991	$61	$7,779

The real estate construction balance increased from $0.6 million at December 31, 2013 to $0.9 million at December 31, 2014. This is entirely the result of one construction loan. Commercial real estate ALLL decreased from $2.2 million to $1.6 million during the year ended December 31, 2014. This was largely the result of payoff of a loan with $0.5 million of ALLL. A provision in any loan portfolio is not necessarily related to current charge-offs, but is a result of the evaluation of the loans in that category.

5.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows:

(Dollar amounts in thousands)	2014	2013

Land and land improvements	$1,943	$1,943
Building and leasehold improvements	11,133	10,832
Furniture, fixtures, and equipment	4,637	4,036
	17,713	16,811
Less accumulated depreciation and amortization	7,733	6,983

Total	$9,980	$9,828

Depreciation and amortization charged to operations was $750,000 in 2014, $676,000 in 2013, and $591,000 in 2012.

6.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $4,559,000 at the years ended December 31, 2014, and 2013. Core deposit intangible carrying amount was $116,000 and $156,000 for the years ended December 31, 2014, and 2013. Core deposit accumulated amortization was $280,000 and $240,000 for the years ended December 31, 2014, and 2013.

Core deposit intangible assets are amortized on a straight-line basis over their estimated lives of ten years. Amortization expense totaled $40,000 in 2014, 2013, and 2012, respectively. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2014, is as follows (in thousands):

2015	$40,000
2016	40,000
2017	36,000
Total	$116,000

7.	OTHER ASSETS

The components of other assets at year ended December 31 are as follows:

(Dollar amounts in thousands)	2014	2013

FHLB stock	$1,887	$1,887
Accrued interest on investment securities	1,005	1,029
Accrued interest on loans	1,090	1,106
Deferred tax asset, net	1,484	3,688
Other real estate owned	2,590	2,698
Other	1,579	1,308

Total	$9,635	$11,716

8.	DEPOSITS

Time deposits at December 31, 2014, mature $100.1 million, $31.8 million, $13.0 million, $13.5 million, and $11.5 million during 2015, 2016, 2017, 2018, and 2019 respectively.

The aggregate of all time deposit accounts of $250,000 or more amounted to $54.6 million and $18.0 million at December 31, 2014 and 2013, respectively.

9.	SHORT-TERM BORROWINGS

The year ended December 31 outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2014	2013

Balance at year-end	$14,808	$10,809
Average balance outstanding	8,379	8,806
Maximum month-end balance	19,970	17,351
Weighted-average rate at year-end	0.98%	1.44%
Weighted-average rate during the year	1.77%	3.15%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $4.0 million line of credit at an adjustable rate, currently 3.66%, and a $3.0 million line of credit at an adjustable rate, currently at 4.00%. At December 31, 2014, 2013, and 2012, outstanding borrowings under these lines were $3.1 million, $3.9 million, and $4.9 million, respectively.

10.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

			Weighted-	Stated interest
(Dollar amounts in thousands)	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2014	2013
Fixed-rate amortizing	06/01/15	10/01/28	4.00%	2.99%	4.48%	$2,376	$3,361
Junior subordinated debt	12/21/37	12/21/37	1.90%	1.89	1.91	8,248	8,248

Total						$10,624	$11,609

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
		Weighted-
Year Ending December 31,	Amount	Average Rate

2015	$685	4.01%
2016	502	4.00%
2017	373	4.00%
2018	252	4.02%
2019	155	4.04%
Beyond 2019	8,657	2.00%

Total	$10,624	2.37%

Fixed-rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $87.9 million at December 31, 2014.

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

11.	OTHER LIABILITIES

The components of other liabilities are as follows:

	2014	2013
(Dollar amounts in thousands)
Accrued interest payable	$315	$364
Supplemental Executive Retirement Plan	828	727
Accrued salary expense	609	580
Other	368	692

Total	$2,120	$2,363

12.	INCOME TAXES

The provision for federal income taxes consists of:

(Dollar amounts in thousands)	2014	2013	2012

Current payable	$2,146	$1,556	$1,660
Deferred	(154)	423	2

Total provision	$1,992	$1,979	$1,662

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(Dollar amounts in thousands)	2014	2013

Deferred tax assets:
Allowance for loan and lease losses	$2,328	$2,396
Net unrealized loss on securities	-	1,152
Supplemental retirement plan	282	247
Investment security basis adjustment	66	66
Nonaccrual interest income	444	472
Deferred origination fees, net	295	171
OREO adjustments	94	107
Accrued compensation	207	197
Other	14	19
Gross deferred tax assets	3,730	4,827

Deferred tax liabilities:
Premises and equipment	385	503
Net unrealized gain on securities	1,311	-
FHLB stock dividends	225	225
Intangibles	353	304
Other	77	107
Gross deferred tax liabilities	2,351	1,139

Net deferred tax assets	$1,379	$3,688

No valuation allowance was established at December 31, 2014 and 2013, in view of the Company’s ability to carry-back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

(Dollar amounts in thousands)	2014			2013			2012
		% of			% of			% of
		Pretax			Pretax			Pretax
	Amount	Income		Amount	Income		Amount	Income

Provision at statutory rate	$3,119	34.0	% $	3,062	34.0	% $	2,700	34.0%
Tax-free income	(1,187)	(12.9)		(1,138)	(12.6)		(1,095)	(13.8)
Nondeductible interest expense	37	0.4		45	0.5		48	0.6
Other	23	0.2		10	0.1		9	0.1

Actual tax expense and effective rate	$1,992	21.7	% $	1,979	22.0	% $	1,662	20.9%

ASC 740‐10 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more‐likely‐than‐not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more‐likely‐than‐not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more‐likely‐than‐not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

At December 31, 2014 and December 31, 2013, the Company had no unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the state of Ohio, and the Bank is subject to a capital‐based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before December 31, 2011.

13.	EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank with more than one year of service. The Bank’s contributions to the plans are based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 100 percent of salary. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for 2014, 2013, and 2012 to these plans amounted to $143,000, $155,000, and $125,000, respectively.

Supplemental Retirement Plan

MBC maintains a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who have completed five or more years of service. The plan requires payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the projected payments for the Directors’ Retirement Plan for the years ended:

Projected Payments

2015	$34,000
2016	29,000
2017	23,000
2018	18,000
2019	12,000
Thereafter	12,000
Total	$128,000

The retirement plan is available solely for nonemployee directors of The Middlefield Banking Company, but the Bank has not entered into any additional retirement arrangements for nonemployee directors since 2001. All director participants have retired.

Executive Deferred Compensation Plan

The Company maintains an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management. The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to five officers, with contributions made solely by the Banks. During 2014, 2013, and 2012, the Company contributed $115,000, $120,000, and $139,000, respectively, to the Plan.

Stock Option and Restricted Stock Plan

The Company maintains a stock option and restricted stock plan (“the Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock to key officers and employees and nonemployee directors of the Company. A total of 160,000 shares of authorized and unissued or issued common stock were reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.

The following table presents share data related to the outstanding options:

		Weighted-		Weighted-
		average		average
		Exercise		Exercise
	2014	Price	2013	Price

Outstanding, January 1	$58,581	$28.38	$79,693	$27.25
Exercised	(11,223)	30.45	(21,112)	24.11
Forfeited	(907)	27.35	-	-

Outstanding, December 31	$46,451	$27.90	$58,581	$28.38

Exercisable, December 31	$46,451	$27.90	$58,581	$28.38

The following table summarizes the characteristics of stock options at December 31, 2014:

		Outstanding			Exercisable
			Contractual	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price

December 14, 2005	36.73	7,163	0.95	36.73	7,163	36.73
December 10, 2006	40.24	3,150	1.94	40.24	3,150	40.24
April 19, 2007	37.33	3,639	2.29	37.33	3,639	37.33
May 16, 2007	37.48	1,337	2.37	37.48	1,337	37.48
December 10, 2007	37.00	2,450	2.94	37.00	2,450	37.00
January 2, 2008	36.25	1,337	3.00	36.25	1,337	36.25
November 10, 2008	23.00	18,500	3.86	23.00	18,500	23.00
May 9, 2011	17.55	8,875	6.35	17.55	8,875	17.55

		46,451			46,451

No options were granted for the years ended December 31, 2014 and 2013. During December 31, 2012, the Company granted 1,722 shares of common stock under the Omnibus Equity Plan. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.

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

(Dollar amounts in thousands)	2014	2013

Commitments to extend credit	$97,947	$120,861
Standby letters of credit	4,514	4,809

Total	$102,461	$125,670

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

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward contracts for the future delivery of these mortgage loans are considered derivatives. It is the Company’s practice to enter into the forward contracts for the future purchase of mortgage-backed securities when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not formally designated as hedge relationships. The derivative assets and liabilities are considered immaterial as of December 31, 2014. Associated income and expense is reported in gains on sale of loans.

Leasing Arrangements

The Company leases certain of its banking facilities under operating leases which contain certain renewal options. As of December 31, 2014, approximate future minimum rental payments, including the renewal options under these leases, are as follows (in thousands):

2015	$221
2016	226
2017	230
2018	238
2019	240
Thereafter	203
$1,358

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions and assume that all renewal option periods will be exercised by the Company. Rent expense approximated $269,000, $301,000, and $259,000 for the years ended December 31, 2014, 2013, and 2012, respectively.

15.	REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a bank holding company. The bank is subject to regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the State of Ohio, Division of Financial Institutions.

Since the establishment in the fourth quarter of 2009 of Middlefield Banc Corp.’s nonbank-asset resolution subsidiary, EMORECO, Inc., the Bank has sold $5.8 million of nonperforming assets to this subsidiary.

Cash Requirements

The Cleveland district Federal Reserve Bank requires the Company to maintain certain average reserve balances. As of December 31, 2014 and 2013, the Company had required reserves of $6.8 million and $7.4 million comprising vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula the amount available for payment of dividends for 2014 approximates $10.2 million plus 2015 profits retained up to the date of the dividend declaration. As a condition to the ODFI's approval of the merger of Emerald Bank into MBC, until the third anniversary of the merger, that is until January 20, 2017, MBC will have to obtain the ODFI's advance approval for dividend payments to the Company.

Potential Restrictions

On or about January 14, 2013 an investor to whom we sold a total of 196,635 shares in April of 2012, constituting 9.9% of our stock at the time, obtained from the Ohio Division of Financial Institutions and the Federal Reserve Bank of Cleveland regulatory clearance to acquire up to 24.99% of our stock. The August 15, 2011 Stock Purchase Agreement, as amended, under which we sold shares to the investor provided for sale of up to 24.99% of our stock, subject to the investor obtaining regulatory clearance and subject to other conditions. Although we disclosed in a Form 8-K Current Report filed with the SEC on January 18, 2013 that sale of additional shares to the investor under the terms of the Stock Purchase Agreement will not occur, if the investor nevertheless acquires shares and increases his ownership to 10% or more of our common stock, whether acquiring the shares on the open market or from us, we will become subject to additional restrictions under the terms of the regulatory clearance issued to the investor by the Ohio Division of Financial Institutions. Specifically, for three years after the investor becomes an owner of 10% or more of our stock, we would have to obtain advance approval of the ODFI in order for The Middlefield Banking Company to pay a dividend to Middlefield Banc Corp., and for 12 months we would have to obtain advance written approval of the ODFI for any changes in the composition of Middlefield Banc Corp.’s board or executive management.

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

As of December 31, 2014 and 2013, the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well-capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 Leverage capital ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company’s and its subsidiary’s actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2014.

	Middlefield Banc Corp.		The Middlefield Banking Co.
(Dollar amounts in thousands)	December 31, 2014		December 31, 2014
	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-weighted Assets)

Actual	$70,693	14.64%	$68,325	14.19%
For Capital Adequacy Purposes	38,642	8.00%	38,507	8.00%
To Be Well Capitalized	48,302	10.00%	48,134	10.00%

Tier I Capital (to Risk-weighted Assets)

Actual	$64,645	13.38%	$62,315	12.95%
For Capital Adequacy Purposes	19,321	4.00%	19,253	4.00%
To Be Well Capitalized	28,981	6.00%	28,880	6.00%

Tier I Capital (to Average Assets)

Actual	$64,645	9.60%	$62,315	9.25%
For Capital Adequacy Purposes	26,945	4.00%	26,945	4.00%
To Be Well Capitalized	33,682	5.00%	33,682	5.00%

See Note 15 for additional information concerning regulatory capital requirements

The Company’s and its subsidiaries’ actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2013.

	Middlefield Banc Corp.		The Middlefield Banking Co.		Emerald Bank
	December 31, 2013		December 31, 2013		December 31, 2013
	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total Capital (to Risk-weighted Assets)

Actual	$64,220	14.06%	$53,194	13.77%	$9,482	13.76%
For Capital Adequacy Purposes	36,541	8.00%	30,906	8.00%	5,514	8.00%
To Be Well Capitalized	45,676	10.00%	38,632	10.00%	6,893	10.00%

Tier I Capital (to Risk-weighted Assets)

Actual	$58,494	12.81%	$48,364	12.52%	$8,605	12.48%
For Capital Adequacy Purposes	18,270	4.00%	15,453	4.00%	2,757	4.00%
To Be Well Capitalized	27,406	6.00%	23,179	6.00%	4,136	6.00%

Tier I Capital (to Average Assets)

Actual	$58,494	8.97%	$48,364	8.51%	$8,605	10.92%
For Capital Adequacy Purposes	26,093	4.00%	22,735	4.00%	3,152	4.00%
To Be Well Capitalized	32,617	5.00%	28,419	5.00%	3,940	5.00%

17.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

The following tables present the assets measured on a recurring basis on the Consolidated Balance Sheet at their fair value as of December 31, 2014 and 2013, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2014

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$22,896	$-	$22,896
Obligations of states and political subdivisions	-	98,345	-	98,345
Mortgage-backed securities in government- sponsored entities	-	29,391	-	29,391
Private-label mortgage-backed securities	-	2,919	-	2,919
Total debt securities	-	153,551	-	153,551
Equity securities in financial institutions	33	750	-	783
Total	$33	$154,301	$-	$154,334

		December 31, 2013

	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$25,763	$-	$25,763
Obligations of states and political subdivisions	-	88,614	-	88,614
Mortgage-backed securities in government- sponsored entities	-	38,323	-	38,323
Private-label mortgage-backed securities	-	3,693	-	3,693
Total debt securities	-	156,393	-	156,393
Equity securities in financial institutions	5	745	-	750
Total	$5	$157,138	$-	$157,143

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

The following tables present the assets measured on a non-recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loan include quoted market prices for identical assets classified as Level I inputs and observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs.

		December 31, 2014

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$12,772	$12,772
Other real estate owned	-	-	2,590	2,590

		December 31, 2013

	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$17,158	$17,158
Other real estate owned	-	-	2,698	2,698

The following table presents additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
			Valuation	Unobservable	Range
(unaudited, in thousands)	Fair Value Estimate		Techniquest	Input	(Weighted Average)
	December 31, 2014	December 31, 2013
Impaired loans	$12,772	$17,158	Appraisal of collateral (1)	Appraisal adjustments (2)
					0.0%	to	-84.6%	(-25.5%)
				Liquidation expenses (2)
					0.00%	to	-100.0%	(-25.9%)
Other real estate owned	$2,590	$2,698	Appraisal of collateral (1), (3)	Appraisal adjustments (2)
					0%	to	-10.0%	(-7.5%)

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs which are not identifiable.

(2)

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

(3)	Includes qualitative adjustments by management and estimated liquidation expenses.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2014
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$25,639	$25,639	$-	$-	$25,639
Investment securities Available for sale	154,334	-	154,334	-	154,334
Loans held for sale	438	-	438	-	438
Net loans	463,738	-	-	475,019	475,019
Bank-owned life insurance	9,092	9,092	-	-	9,092
Federal Home Loan Bank stock	1,887	1,887	-	-	1,887
Accrued interest receivable	2,095	2,095	-	-	2,095

Financial liabilities:
Deposits	$586,112	$416,254	$-	$170,542	$586,796
Short-term borrowings	14,808	14,808	-	-	14,808
Other borrowings	10,624	-		10,822	10,822
Accrued interest payable	315	315	-	-	315

	December 31, 2013
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$26,193	$26,193	$-	$-	$26,193
Investment securities Available for sale	157,143	-	157,143	-	157,143
Net loans	428,679	-	-	430,502	430,502
Bank-owned life insurance	8,816	8,816	-	-	8,816
Federal Home Loan Bank stock	1,887	1,887	-	-	1,887
Accrued interest receivable	2,135	2,135	-	-	2,135

Financial liabilities:
Deposits	$568,836	$394,422	$-	$175,854	$570,276
Short-term borrowings	10,809	10,809	-	-	10,809
Other borrowings	11,609	-		11,787	11,787
Accrued interest payable	364	364	-	-	364

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

Mortgage loans held for sale

Mortgage loans held for sale are carried at their fair value. Mortgage loans held for sale are estimated using security prices for similar product types and, therefore, are classified in Level II.

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

18.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in accumulated other comprehensive income (loss) by component net of tax for years ended December 31:

Unrealized gains on
available-for-sale
(Dollars in thousands)	securities (a)
Balance as of December 31, 2013	$(2,237)
Other comprehensive income before reclassification	4,949
Amount reclassified from accumulated other comprehensive income (loss)	(164)
Period change	4,785
Balance at December 31, 2014	$2,548

Unrealized gains on
available for sale
(Dollars in thousands)	securities (a)
Balance as of December 31, 2012	$5,391
Other comprehensive loss before reclassification	(7,620)
Amount reclassified from accumulated other comprehensive income (loss)	(8)
Period change	(7,628)
Balance at December 31, 2013	$(2,237)

(a)	All amounts are net of tax. Amounts in parentheses indicate debits.

The following tables present significant amounts reclassified out of each component of accumulated other comprehensive income (loss):

(Dollars in thousands)
Details about other comprehensive income	Amount Reclassified from Accumulated Other Comprehensive Income (Loss) (a) December 31, 2014	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains (losses) on available-for-sale securities
	$(248)	Investment securities gains, net
	84	Income taxes
	$(164)	Net of tax

(Dollars in thousands)
Details about other comprehensive income	Amount Reclassified from Accumulated Other Comprehensive Income (Loss) (a) December 31, 2013	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains (losses) on available-for-sale securities
	$(11)	Investment securities gains, net
	3	Income taxes
	$(8)	Net of tax

(a)	Amounts in parentheses indicate debits to net income

19.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2014	2013
ASSETS
Cash and due from banks	$466	$797
Investment securities available for sale	783	750
Investment in nonbank subsidiary	2,534	2,560
Investment in subsidiary bank	69,514	59,951
Other assets	1,981	1,615

TOTAL ASSETS	$75,278	$65,673

LIABILITIES
Trust preferred securities	$8,248	$8,248
Short-term borrowings	3,136	3,895
Other liabilities	27	57
TOTAL LIABILITIES	11,411	12,200

STOCKHOLDERS' EQUITY	63,867	53,473

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$75,278	$65,673

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2014	2013	2012

INCOME
Dividends from subsidiary bank	$3,142	$2,198	$2,327
Other	8	5	8
Total income	3,150	2,203	2,335

EXPENSES
Interest expense	304	361	417
Other	816	475	594
Total expenses	1,120	836	1,011

Income before income tax benefit	2,030	1,367	1,324

Income tax benefit	(378)	(283)	(342)

Income before equity in undistributed net income of subsidiaries	2,408	1,650	1,666

Equity in undistributed net income of subsidiaries	4,772	5,378	4,615

NET INCOME	$7,180	$7,028	$6,281

Comprehensive Income (Loss)	$11,965	$(600)	$7,131

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2014	2013	2012

OPERATING ACTIVITIES
Net income	$7,180	$7,028	$6,281
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(4,798)	(4,884)	(4,655)
Equity in undistributed net income of Emerald Bank	-	(598)	(240)
Equity in undistributed net loss of EMORECO	26	104	280
Stock-based compensation expense	10	-	32
Other	(409)	(253)	(885)
Net cash provided by operating activities	2,009	1,397	813

FINANCING ACTIVITIES
Net decrease in short-term borrowings	(759)	(976)	(804)
Common stock issued	-	74	2,329
Stock options exercised	(50)	(77)	-
Proceeds from dividend reinvestment plan	590	736	694
Cash dividends	(2,121)	(2,097)	(2,002)
Net cash (used for) provided by financing activities	(2,340)	(2,340)	217

(Decrease) increase in cash	(331)	(943)	1,030

CASH AT BEGINNING OF YEAR	797	1,740	710

CASH AT END OF YEAR	$466	$797	$1,740

20.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2014	2014	2014	2014

Total interest income	$6,989	$6,919	$6,911	$7,055
Total interest expense	1,033	1,033	999	1,005

Net interest income	5,956	5,886	5,912	6,050
Provision for loan losses	180	120	70	-

Net interest income after provision for loan losses	5,776	5,766	5,842	6,050

Total noninterest income	715	857	990	1,026
Total noninterest expense	4,229	4,598	4,385	4,638

Income before income taxes	2,262	2,025	2,447	2,438
Income taxes	499	414	529	550

Net income	$1,763	$1,611	$1,918	$1,888

Per share data:
Net income
Basic	$0.87	$0.79	$0.94	$0.92
Diluted	0.86	0.79	0.93	0.92
Average shares outstanding:
Basic	2,033,480	2,038,026	2,044,124	2,049,536
Diluted	2,039,515	2,044,564	2,052,012	2,059,561

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2013	2013	2013	2013

Total interest income	$7,014	$6,947	$7,174	$7,043
Total interest expense	1,429	1,357	1,328	1,136

Net interest income	5,585	5,590	5,846	5,907
Provision for loan losses	313	300	153	(570)

Net interest income after provision for loan losses	5,272	5,290	5,693	6,477

Total noninterest income	868	819	808	650
Total noninterest expense	4,001	3,948	4,115	4,806

Income before income taxes	2,139	2,161	2,386	2,321
Income taxes	482	476	521	500

Net income	$1,657	$1,685	$1,865	$1,821

Per share data:
Net income
Basic	$0.84	$0.82	$0.92	$0.90
Diluted	0.83	0.82	0.92	0.90
Average shares outstanding:
Basic	1,999,645	2,017,264	2,022,490	2,027,680
Diluted	2,010,292	2,023,961	2,029,420	2,032,611

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Significant Factors Affecting Financial Results

Capital maintenance is a priority. The Company’s Tier 1 leverage capital was 9.60% as of December 31, 2014, with total risk-based capital of 14.64%. MBC’s Tier 1 leverage capital was 9.25% as of December 31, 2014, with total risk-based capital of 14.19%. In 2014 MBC grew the balance sheet as a result of increasing loan volume. We also benefitted from record levels of income and stockholders’ equity experienced growth. The goal of the elevated capital levels is to account for potential economic stress in the markets in which the Company operates and to account for the levels of substandard and other nonperforming assets.

Longer-term prospects for growth. Continued reduction of nonperforming assets continues to be a higher priority than growth. The Company does not anticipate significant deposit growth. An increase in loan demand and the availability of high-quality lending opportunities continues to be the driver of growth potential and depends on a broad range of economic factors in the markets in which the Company operates, including the condition of real estate markets in northeastern Ohio and in central Ohio.

The financial crisis that began at the end of 2007 had a profound impact on the banking industry. More than 500 banks and savings associations have failed. The FDIC’s list of problem institutions remains at an elevated level, with 329 problem institutions at the end of the third quarter of 2014. Nonperforming and classified assets held by the banking industry have decreased from previous elevated levels. Uncertainty about economic sustainability and the potential for other factors to have an adverse impact on the prospects for the banking industry, such as national and global economic and political factors, the bank regulatory agencies have insisted that banks increase the size of the buffer that protects a bank from unknown potential adverse events and circumstances: regulatory capital.

At approximately 6,600, the total number of banks and savings associations as of the end of 2014 is less than half the number at the end of 1990, when the number exceeded 15,000. Nevertheless, a large percentage of the institutions that remain are small, community-oriented institutions, although the share of total banking assets that they control continues to decline. As an increasing share of the banking universe is occupied by the largest institutions, and taking into account economic, demographic, and technological changes and a greatly expanding regulatory burden, the future of banking favors larger institutions. We believe these factors create a strong incentive for growth through industry consolidation, meaning acquisition of smaller institutions by larger institutions and mergers of smaller institutions as a defense to competitive pressure from larger institutions. We therefore believe that industry consolidation is likely to continue and that the pace of consolidation could actually accelerate.

The trend toward consolidation would be most advantageous for financial institution organizations that have a surplus of capital, a strategy for growth, a strong financial profile, and few if any regulatory supervisory concerns, the ingredients of prompt regulatory approval that could be a significant competitive advantage in the market for financial institution mergers and acquisitions. Our goal is to acquire that advantage, although we give no assurance that our efforts to do so will succeed. Since 2009 we’ve committed significant resources to eliminating operational weakness in The Middlefield Banking Company, we moved nonperforming and substandard assets to an asset resolution subsidiary, we agreed to elevated capital requirements and we took the steps necessary to achieve those elevated capital levels, we continue to invest resources both to resolve existing nonperforming and substandard assets and to prevent growth in those asset classes, and we raised additional holding company capital through a private equity offering.

Although we are not currently exploring acquisition opportunities, we are seeking to make Middlefield Banc Corp. eligible to grow by acquisition if a suitable opportunity arises. We give no assurance that a suitable acquisition opportunity will arise.

Critical Accounting Policies

Allowance for loan and lease losses. Arriving at an appropriate level of allowance for loan and lease losses involves a high degree of judgment. The Company’s allowance for loan and lease losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan and lease losses as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company’s methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of “Notes to Consolidated Financial Statements” of this Annual Report.

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

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.6% of the total available-for-sale portfolio as of December 31, 2014, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price over the fair value of the assets acquired in connection with business acquisitions accounted for as purchases. Other intangible assets consist of branch acquisition core deposit premiums. Initially, an assessment of qualitative factors (Step 0) is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary.  However, if we conclude otherwise, then we are required to perform the first step (Step 1) of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit.  If the fair value is less than the carrying value, an expense may be required on our books to write down the goodwill to the proper carrying value.  Step 2 of impairment testing, which is necessary only if Step 1 fails, compares the implied fair value of the goodwill with the carrying amount of the goodwill.

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

Changes in Financial Condition

General The Company’s total assets increased $30.4 million or 4.7% to $677.5 million at December 31, 2014 from $647.1 million at December 31, 2013. This was due to an increase in net loans of $35.1 million, which was partially offset by a decrease in investments of $2.8 million.

The increase in the Company’s total assets reflects a related increase in total liabilities of $20.0 million or 3.4% to a total balance of $613.7 million at December 31, 2014 from $593.6 million at December 31, 2013. The Company also experienced an increase in total stockholders’ equity of $10.4 million.

The increase in total liabilities was primarily due a growth in deposits for the year. Total deposits increased $17.3 million or 3.0% to $586.1 million at December 31, 2014 from $568.8 million as of December 31, 2013. The net increase in total stockholders’ equity can be attributed to increases in retained earnings and accumulated other comprehensive income of $5.1 million and of $4.8 million, respectively.

Cash on hand and Federal funds sold Cash and due from banks, interest-earning deposits and federal funds sold represent cash and cash equivalents which decreased $0.5 million or 2.1% to $25.6 million at December 31, 2014 from $26.2 million at December 31, 2013. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity. The balance of total securities decreased $2.8 million, or 1.8%, as compared to 2013, with the ratio of securities to total assets decreasing to 22.8% at December 31, 2014, compared to 24.3% at December 31, 2013.

The Company benefits from owning mortgage-backed securities, which totaled $31.8 million or 21.1% of the Company's total investment portfolio at December 31, 2014. The primary difference of mortgage-backed securities is the amortization of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date. The weighted-average federal tax equivalent (FTE) yield on all debt securities at year-end 2014 was 4.2%, as compared to 3.90% at year-end 2013. While the Company's focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

Loans receivable The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent construction and consumer loans. Net loans receivable increased $35.1 million or 8.2% to $463.8 million at December 31, 2014 from $428.7 million at December 31, 2013. Included in this growth were increases in real estate mortgages, C&I loans, and real estate construction loans of $23.6 million, $6.2 million, and $4.7 million, respectively.

The product mix in the loan portfolio is commercial loans equaling 12.9%, construction loans 6.4%, residential real estate loans 48.4%, commercial real estate loans 31.3% and consumer loans 1.0% at December 31, 2014 compared with 12.5%, 5.9%, 48.3%, 32.4% and 1.0%, respectively, at December 31, 2013.

Loans contributed 81.5% of total interest income in 2014 and 79.8% in 2013. The loan portfolio yield of 4.99% in 2014 was 42 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Because of the Company’s increased levels of nonperforming assets, management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

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

FHLB stock. FHLB stock remained unchanged at $1.9 million at December 31, 2014 when compared to the prior year.

Goodwill. Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed annually for impairment and any such impairment is recognized in the period identified by a charge to earnings. Goodwill is the excess of the purchase price over the fair value of the assets acquired in connection with business acquisitions accounted for as purchases. Other intangible assets consist of branch acquisition core deposit premiums. Initially, an assessment of qualitative factors (Step 0) is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary.  However, if we conclude otherwise, then we are required to perform the first step (Step 1) of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit.  If the fair value is less than the carrying value, an expense may be required on our books to write down the goodwill to the proper carrying value.  Step 2 of impairment testing, which is necessary only if Step 1 fails, compares the implied fair value of the goodwill with the carrying amount of the goodwill.

The process of evaluating goodwill for impairment requires management to make significant estimates and judgments. The use of different estimates, judgments or approaches to estimate fair value could result in a different conclusion regarding impairment of goodwill. Based on the analysis, management has determined that there is no goodwill impairment.

The Company annually uses the services of an independent third party that is regarded in the banking industry as an expert in valuing core deposits and monitoring the ongoing value of core deposit intangibles and goodwill on an annual basis. Goodwill balances were unchanged in 2014.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $276,000 to $9.1 million as of December 31, 2014 from $8.8 million at the end of 2013 as a result of the earnings of the underlying insurance policies.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 95.8% of the Company’s total funding sources at December 31, 2014. The deposit base consists of demand deposits, savings, money market accounts and time deposits. Total deposits increased $17.3 million or 3.0% to $586.1 million at December 31, 2014 from $568.8 million at December 31, 2013.

Savings and time deposits are the largest sources of funding for the Company's earning assets, each making up 30.4% of total deposits. During 2014, savings increased $1.2 million, or 0.7% while time deposits decreased $4.6 million, or 2.6%, from year-end 2013. The time deposit decrease is primarily due to the historically low market interest rates on CD’s causing customers to seek greater return or additional liquidity in other instruments.

Demand deposit balances increased in 2014 by $22.2 million, or 15.9%, to finish at $161.9 million at year-end 2014 as compared to $139.6 million at year-end 2013. The Company will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly employ both retail and wholesale funds to support earning assets and minimize interest costs.

Borrowed funds. The Company uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, lines of credit from other banks and repurchase agreement borrowings. Borrowed funds increased $3.0 million or 13.4% to $25.4 million at December 31, 2014 from $22.4 million at December 31, 2013. FHLB advances declined $1.0 million while short-term borrowings decreased $4.0 million.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines.

Stockholders’ equity totaled $63.9 million at December 31, 2014, compared to $53.5 million at December 31, 2013, which represents an increase of 19.4%. Retained earnings increased $5.1 million resulting from net income, less cash dividends paid of $2.1 million, or $1.04 per share, year-to-date. Accumulated other comprehensive income increased $4.8 million from 2013 as a result of unrealized gains on the available-for-sale securities portfolio. Common stock increased $0.6 million or 1.6% to $35.5 million at December 31, 2014 from $35.0 million at December 31, 2013. The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2014, shareholders invested $651,000 through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 19,791 new shares at an average price of $29.81.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include nonaccrual loans and exclude the allowance for loan and lease losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.

	For the Twelve Months Ended December 31,
	2014			2013			2012

	Average		Average	Average		Average	Average		Average
(Dollars in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable	$455,035	$22,726	4.99%	$415,610	$22,496	5.41%	$407,154	$22,418	5.51%
Investment securities (3)	158,585	5,023	4.18%	182,942	5,558	3.90%	183,507	6,185	4.21%
Interest-bearing deposits with other banks	33,119	125	0.38%	38,117	124	0.33%	46,306	143	0.31%
Total interest-earning assets	646,739	27,874	4.56%	636,669	28,178	4.67%	636,967	28,746	4.75%
Noninterest-earning assets	24,845			24,278			22,701
Total assets	$671,584			$660,947			$659,668
Interest-bearing liabilities:
Interest-bearing demand deposits	$59,484	193	0.32%	$81,941	215	0.26%	$69,041	251	0.36%
Money market deposits	75,443	300	0.40%	77,991	303	0.39%	72,614	300	0.41%
Savings deposits	177,958	560	0.31%	178,678	608	0.34%	171,712	655	0.38%
Certificates of deposit	180,634	2,580	1.43%	184,539	3,583	1.94%	206,905	4,522	2.19%
Borrowings	19,567	437	2.23%	20,451	541	2.65%	22,611	719	3.18%
Total interest-bearing liabilities	513,086	4,070	0.79%	543,600	5,250	0.97%	542,883	6,447	1.19%
Noninterest-bearing liabilities:
Other liabilities	99,511			63,971			64,355
Stockholders' equity	58,987			53,376			52,430
Total liabilities and stockholders' equity	$671,584			$660,947			$659,668
Net interest income		$23,804			$22,928			$22,299
Interest rate spread (1)			3.77%			3.71%			3.56%
Net interest margin (2)			3.93%			3.85%			3.74%
Ratio of average interest-earning assets to average interest-bearing liabilities			126.05%			117.12%			117.33%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities

(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) Tax equivalent adjustments to interest income for tax-exempt securities was $1,611, $1,568, and $1,533 for 2014, 2013, and 2012, respectively.

Interest Rates and Interest Differential

	2014 versus 2013			2013 versus 2012

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$2,052	$(1,822)	$230	$462	$(384)	$78
Investment securities	(984)	449	(535)	(23)	(604)	(627)
Interest-bearing deposits with other banks	(18)	19	1	(26)	7	(19)
Total interest-earning assets	1,050	(1,354)	(304)	413	(981)	(568)

Interest-bearing liabilities:
Interest-bearing demand deposits	(66)	44	(22)	40	(76)	(36)
Money market deposits	(10)	7	(3)	22	(19)	3
Savings deposits	(2)	(46)	(48)	25	(72)	(47)
Certificates of deposit	(66)	(937)	(1,003)	(462)	(484)	(946)
Borrowings	(22)	(82)	(104)	(63)	(115)	(178)
Total interest-bearing liabilities	(166)	(1,014)	(1,180)	(438)	(766)	(1,204)

Net interest income	$1,216	$(340)	$876	$851	$(215)	$636

Allowance for Loan and Lease Losses. The allowance for loan and lease losses (“ALLL”) represents the amount management estimates are adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries credited to it. The ALLL is established through a provision for loan losses, which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the ALLL, taking into account the overall risk characteristics of the various portfolio segments, the Company's loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the ALLL, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total ALLL is a combination of a specific allowance for identified problem loans and a general allowance for homogeneous loan pools.

The allowance for loan and lease loss balance as of December 31, 2014 totaled $6.8 million representing a $0.2 million decrease from the end of 2013. For the year of 2014, the provision for loan losses was $0.4 million which represented an increase of $0.2 million from the $0.2 million provided during 2013. Asset quality is a high priority in our overall business plan as it relates to long-term asset growth projections. During 2014, net charge-offs decreased by $0.3 million to $0.6 million compared to $0.9 million in 2013. Two key ratios to monitor asset quality performance are net charge-offs/average loans and the allowance for loan and lease losses/nonperforming loans. At year-end 2014, these ratios were 0.13% and 75.7%, respectively, compared to 0.22% and 57.3% in 2013.

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

Although management uses the best information available to make the determination of the adequacy of the ALLL at December 31, 2014, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a Company's ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's ALLL at the dates and for the periods presented.

	For the Years Ended
	December 31,
(Dollars in thousands)	2014	2013	2012

Allowance balance at beginning of period	$7,046	$7,779	$6,819

Loans charged off:
Commercial and industrial	(237)	(419)	(230)
Real estate-construction	-	(191)	(135)
Real estate-mortgage:
Residential	(671)	(675)	(785)
Commercial	(260)	-	(123)
Consumer installment	(44)	(45)	(64)

Total loans charged off	(1,212)	(1,330)	(1,337)

Recoveries of loans previously charged-off:
Commercial and industrial	121	191	71
Real estate-construction	60	33	-
Real estate-mortgage:
Residential	267	107	31
Commercial	40	46	-
Consumer installment	154	24	27

Total recoveries	642	401	129

Net loans charged off	(570)	(929)	(1,208)

Provision for loan losses	370	196	2,168

Allowance balance at end of period	$6,846	$7,046	$7,779

Loans outstanding:
Average	$455,035	$415,610	$407,154
End of period	470,584	435,725	408,433

Ratio of allowance for loan and lease losses to loans outstanding at end of period	1.45%	1.62%	1.90%
Net charge-offs to average loans	(0.13)	(0.22)	(0.30)

The following table illustrates the allocation of the Company's allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2014		2013		2012
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial and industrial	$642	12.9%	614	12.5%	$1,732	15.2
Real estate construction	868	6.4	576	5.9	1,123	5.5
Mortgage:
Residential	3,703	48.4	3,664	48.3	2,872	49.9
Commercial	1,576	31.3	2,170	32.4	1,991	28.3
Consumer installment	57	1.0	22	0.9	61	1.0

Total	$6,846	100.0%	$7,046	100.0%	$7,779	100.0%

Nonperforming assets. Nonperforming assets includes nonaccrual loans, troubled debt restructurings (TDRs), loans 90 days or more past due, assets purchased by EMORECO, OREO, and repossessed assets. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of principal and interest is doubtful. Payments received on nonaccrual loans are applied against principal.

TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 25 TDRs with a total balance of $2.9 million as of December 31, 2014 compared to 38 TDRs totaling $5.5 million as of December 31, 2013. Nonperforming loans amounted to $9.0 million or 1.9% of total loans and $12.3 million or 2.8% of total loans at December 31, 2014 and December 31, 2013, respectively. Of the nonperforming loans, 92.8% are secured by real estate as compared to 93.1% at December 31, 2013.

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

The following table summarizes nonperforming assets by category.

	At December 31,
	2014	2013	2012

	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Commercial and industrial	$365	$214	$560
Real estate - construction	587	-	364
Real estate-mortgage:
Residential	5,438	7,566	8,329
Commercial	955	743	2,105
Consumer installment	2	8	18
Total nonaccrual loans	7,347	8,531	11,376
Troubled debt restructuring:
Commercial and industrial	250	1,352	503
Real estate - construction	-	-	-
Real estate-mortgage:
Residential	1,015	987	1,250
Commercial	265	1,420	617
Consumer installment	6	-	11
Total troubled debt restructuring	1,536	3,759	2,381
Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	-	38	348
Real estate - construction	-	-	-
Real estate-mortgage:	-
Residential	165	143	89
Commercial	-	-	-
Consumer installment	-	-	-
Total accruing loans which are contractually past due 90 days or more	165	181	437
Total nonperforming loans	9,048	12,471	14,194
Other real estate owned	2,590	2,698	1,846
Total nonperforming assets	$11,638	$15,169	$16,040
Total nonperforming loans to total loans	1.92%	2.82%	3.48%
Total nonperforming loans to total assets	1.34%	1.90%	2.12%
Total nonperforming assets to total assets	1.72%	2.32%	2.39%

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

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $207,000 in 2014; $439,000 in 2013; and $756,000 in 2012. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2014 Results Compared to 2013 Results

General The Company posted net income of $7.2 million, compared to $7.0 million for the year ended December 31, 2013. On a per share basis, 2014 earnings were $3.50 per diluted share, representing an increase from the $3.47 per diluted share for the year ended December 31, 2013. The return on average equity for the year ended December 31, 2014, was 12.17% and the Company’s return on average assets was 1.07%.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $0.9 million in 2014 to $23.8 million compared to $22.9 million for 2013. This increase is the net result of a $1.2 million decrease in interest expense which was partially offset by a decrease in interest income of $0.3 million. Interest-earning assets averaged $644.9 million during 2014, a year-over-year increase of $8.2 million from $636.7 million for 2013. The Company’s average interest-bearing liabilities decreased from $543.6 million in 2013 to $513.1 million in 2014.

The profit margin, or spread, on invested funds is a key performance indicator. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2014 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.93%, compared to 3.85% in 2013.

Interest income Interest income decreased $0.3 million to $27.9 million for 2014 which is attributable to a $0.6 million decrease in taxable interest on investment securities. The change in interest income on securities was the result of a decrease in the average balance of investment securities, partially offset by a higher yield on the portfolio. The average balance of investment securities decreased by $24.4 million or 13.3% to $158.6 million for the year ended December 31, 2014 as compared to $182.9 million for the year ended December 31, 2013. The investment security yield increased to 4.18% for 2014, from 3.90% in 2013.

Interest and fees on loans increased $0.2 million to $22.7 million for 2014, compared to $22.5 million for 2013. The average balance of loans increased $39.4 million to $455.0 million for the year ended December 31, 2014 as compared to $415.6 million for the year ended December 31, 2013 which was offset by a decline in the loan yield to 4.99% for 2014, compared to 5.41% for 2013.

Interest expense Interest expense decreased $1.2 million or 22.5% to $4.1 million for 2014, compared with $5.3 million for 2013. This change in interest expense can be attributed to an 18 basis point decline in the rate paid on these liabilities, as well as a decrease in the average balance of interest-bearing liabilities. For the year ended December 31, 2014 the average balance of interest-bearing liabilities decreased by $30.5 million to $513.1 million as compared to $543.6 million for the year ended December 31, 2013. Interest incurred on deposits declined by $1.1 million for the year from $4.7 million in 2013 to $3.6 million for year-end 2014. The change in deposit expense was due to the declining average balance as well as a 16 basis point decline during the year. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined $0.1 million or 19.2% to $0.4 million for 2014, compared to $0.5 million for 2013. The decline was compounded by a 42 basis point decrease in the rate paid on these borrowings during the year.

Loan Loss Provision The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2014 was $0.4 million compared to $0.2 million in 2013. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations. The ratio of the allowance for loan and lease losses to total loans decreased to 1.45% of total loans at December 31, 2014 compared to the 1.62% at December 31, 2013.

During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. Since its inception, EMORECO has purchased $5.8 million of nonperforming assets.

Noninterest income Noninterest income increased $0.4 million or 14.13% to $3.6 million for 2014 compared to $3.1 million for 2013. The increase is largely due to increases in investment security gains and gains on sale of loans of $0.2 million each. This amount was partially offset by a decrease to service charges on deposit accounts of $0.1 million.

Noninterest expense Operating expenses increased $1.0 million, or 5.8% to $17.9 million for 2014 compared to $16.9 million for 2013. Salaries and benefits, other expense, and losses on other real estate owned increased $0.9 million, $0.4 million, and $.02 million, or 11.4%, 15.8%, and 916.7%, respectively. These were partially offset by a decrease in Ohio state franchise tax of $0.3 million, or 44.7%.

Provision for Income Taxes The provision for income taxes was essentially unchanged at $2.0 million for 2014. The Company’s effective federal income tax rate in 2014 was 21.7% compared to 22.0% in 2013.

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

Loan Loss Provision The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2013 was $0.2 million compared to $2.2 million in 2012. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations. The ratio of the allowance for loan and lease losses to total loans decreased to 1.62% of total loans at December 31, 2013 compared to the 1.90% at December 31, 2012.

During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. Since its inception, EMORECO has purchased $5.8 million of nonperforming assets from Emerald Bank. Emerald Bank was merged with and into The Middlefield Banking Company on January 20, 2014.

Noninterest income Noninterest income decreased $0.4 million or 54.3% to $3.1 million for 2013 compared to $3.5 million for 2012. The decrease is largely due to decreases in investment security gains of $0.6 million. This amount was partially offset by increases to service charges on deposit accounts and other income of $0.2 million each.

Noninterest expense Operating expenses increased $1.3 million, or 7.9% to $16.9 million for 2013 compared to $15.6 million for 2012. Salaries and benefits, occupancy expense, professional fees, and equipment expense increased $0.8 million, $0.3 million, $0.2 million, and $.02 million, or 11.0%, 28.4%, 23.8%, and 25.2%, respectively. These were partially offset by a decrease in losses on other real estate owned of $0.2 million, or 93% as a result of lower aggregate writedowns in that portfolio.

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

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation- Given a 200 basis point parallel gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period. Given a 100 basis point parallel gradual decrease in market interest rates, net interest income may not change by more than 8% for a one-year period.

Portfolio equity simulation- Portfolio equity is the net present value of the Company’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 20% of stockholders’ equity. Given a 100 basis point immediate and permanent decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 10% of stockholders’ equity.

The following table presents the simulated impact of a 200 basis point upward or 100 basis point downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming the interest-earning asset and interest-bearing liability levels at December 31, 2014 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually from the December 31, 2014 levels for net interest income, and portfolio equity. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2014 for portfolio equity:

	Increase	Decrease
	200 Basis Points	100 Basis Points

Net interest income - decrease	(1.46)%	(1.28)%

Portfolio equity - decrease	(5.70)%	(8.40)%

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

The Company's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2014, cash and cash equivalents totaled $25.6 million or 3.8% of total assets while investment securities classified as available for sale totaled $154.3 million or 22.8% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $7.5 million, $10.0 million, and $10.3 million for 2014, 2013, and 2012, respectively, generated principally from net income of $7.2 million, $7.0 million, and $6.3 million in each of these respective periods.

Investing activities used $27.7 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of loan increases of $36.2 million and investment purchases of $12.3 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $13.5 million and $8.4 million, respectively. For the same period ended 2013, investing activities used $6.1 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of investment purchases of $25.8 million and loan increases of $29.8 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $25.4 million and $25.1 million, respectively. For the same period ended 2012, investing activities used $8.0 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of investment purchases of $83.4 million and loan increases of $8.4 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $50.9 million and $33.0 million, respectively.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2014, net cash provided by financing activities totaled $18.7 million, principally derived from increases in deposit accounts and short-term borrowings of $17.3 million and $4.0 million, respectively and partially offset by $2.1 million in cash dividends. During 2013, net cash used for financing activities totaled $23.0 million, principally derived from a decrease in deposit accounts of $24.5 million and partially offset by $4.3 million increase in short-term borrowings. During 2012, net cash provided by financing activities totaled $8.7 million, principally derived from an increase in deposit accounts of $12.4 million and offset by $3.9 million to repay FHLB borrowings.

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

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 1,061 stockholders of record as of December 31, 2014. The Company’s common stock is traded and authorized for quotation on NASDAQ under the symbol “MBCN.”

The following table shows the high and low bid prices of and cash dividends paid on the Company’s common stock in 2014 and 2013, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash Dividends
	High Bid	Low Bid	per share

2014
First Quarter	$28.00	$26.00	$0.26
Second Quarter	$30.50	$27.05	$0.26
Third Quarter	$35.70	$28.55	$0.26
Fourth Quarter	$34.50	$33.00	$0.26

2013
First Quarter	$33.25	$26.95	$0.26
Second Quarter	$30.25	$26.05	$0.26
Third Quarter	$32.50	$26.25	$0.26
Fourth Quarter	$28.00	$24.99	$0.26

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2014, the Company’s internal control over financial reporting was effective.

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

Date: March 11, 2015

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 11, 2015