Form 10-K, Exhibit 13
period 2015-12-31
MIDDLEFIELD BANC CORP
filed 2016-03-09
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Middlefield Banc Corp.

We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2015, in conformity with U.S. Generally Accepted Accounting Principles.

/s/ S.R. Snodgrass P.C.

Wexford, Pennsylvania

March 9, 2016

MIDDLEFIELD BANC CORP.

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except shares)

	December 31,
	2015	2014

ASSETS
Cash and due from banks	$22,421	$20,846
Federal funds sold	1,329	4,793
Cash and cash equivalents	23,750	25,639
Investment securities available for sale, at fair value	146,520	154,334
Loans held for sale	1,107	438
Loans	533,710	470,584
Less allowance for loan and lease losses	6,385	6,846
Net loans	527,325	463,738
Premises and equipment, net	9,772	9,980
Goodwill	4,559	4,559
Core deposit intangibles	76	116
Bank-owned life insurance	13,141	9,092
Other real estate owned	1,412	2,590
Accrued interest and other assets	7,477	7,045

TOTAL ASSETS	$735,139	$677,531

LIABILITIES
Deposits:
Noninterest-bearing demand	$116,498	$105,512
Interest-bearing demand	57,219	56,377
Money market	78,856	75,895
Savings	180,653	178,470
Time	191,221	169,858
Total deposits	624,447	586,112
Short-term borrowings	35,825	14,808
Other borrowings	9,939	10,624
Accrued interest and other liabilities	2,624	2,120
TOTAL LIABILITIES	672,835	613,664
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 2,263,403 and 2,242,025 shares issued; 1,877,238 and 2,052,495 shares outstanding	36,191	35,529
Retained earnings	37,236	32,524
Accumulated other comprehensive income	2,395	2,548
Treasury stock, at cost; 386,165 and 189,530 shares	(13,518)	(6,734)
TOTAL STOCKHOLDERS' EQUITY	62,304	63,867

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$735,139	$677,531

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

	Year Ended December 31,

	2015	2014	2013
INTEREST INCOME
Interest and fees on loans	$23,824	$22,726	$22,496
Interest-bearing deposits in other institutions	33	24	30
Federal funds sold	13	14	15
Investment securities:
Taxable interest	1,467	1,896	2,514
Tax-exempt interest	3,160	3,127	3,044
Dividends on stock	98	87	79
Total interest income	28,595	27,874	28,178

INTEREST EXPENSE
Deposits	3,426	3,633	4,709
Short-term borrowings	194	148	178
Federal funds purchased	-	-	7
Other borrowings	83	118	166
Trust preferred securities	117	171	190
Total interest expense	3,820	4,070	5,250

NET INTEREST INCOME	24,775	23,804	22,928

Provision for loan losses	315	370	196

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	24,460	23,434	22,732

NONINTEREST INCOME
Service charges on deposit accounts	1,874	1,876	1,956
Investment securities gains, net	323	248	11
Earnings on bank-owned life insurance	624	276	280
Gains on sale of loans	329	237	-
Other income	894	951	898
Total noninterest income	4,044	3,588	3,145

NONINTEREST EXPENSE
Salaries and employee benefits	9,751	8,817	7,913
Occupancy expense	1,253	1,108	1,231
Equipment expense	944	963	950
Data processing costs	1,071	917	854
Ohio state franchise tax	300	342	618
Federal deposit insurance expense	472	449	516
Professional fees	1,247	1,086	1,174
(Gain) loss on other real estate owned	(48)	183	18
Advertising expenses	721	488	445
Other real estate expenses	611	387	410
Directors fees	451	403	403
Core deposit intangible amortization	40	40	40
Other expense	3,264	2,667	2,298
Total noninterest expense	20,077	17,850	16,870

Income before income taxes	8,427	9,172	9,007
Income taxes	1,562	1,992	1,979

NET INCOME	$6,865	$7,180	$7,028

EARNINGS PER SHARE
Basic	$3.41	$3.52	$3.48
Diluted	3.39	3.50	3.47

DIVIDENDS DECLARED PER SHARE	$1.07	$1.04	$1.04

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollar amounts in thousands)

	Year Ended December 31,
	2015	2014	2013

Net income	$6,865	$7,180	$7,028

Other comprehensive income (loss):
Net unrealized holding gain (loss) on available-for-sale investment securities	91	7,498	(11,545)
Tax effect	(31)	(2,549)	3,925

Reclassification adjustment for investment securities gains included in net income	(323)	(248)	(11)
Tax effect	110	84	3

Total other comprehensive (loss) income	(153)	4,785	(7,628)

Comprehensive income (loss)	$6,712	$11,965	$(600)

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollar amounts in thousands, except shares and dividend per share amount)

	Common Stock		Retained	Accumulated Other Comprehensive	Treasury	Total Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2012	2,181,763	$34,295	$22,485	$5,391	$(6,734)	$55,437

Net income			7,028			7,028
Other comprehensive loss				(7,628)		(7,628)
Common stock issuance, net of issuance cost ($139)	13,320	74				74
Dividend reinvestment and purchase plan	25,751	736				736
Stock options exercised	1,000	(126)	49			(77)
Cash dividends ($1.04 per share)			(2,097)			(2,097)

Balance, December 31, 2013	2,221,834	$34,979	$27,465	$(2,237)	$(6,734)	$53,473

Net income			7,180			7,180
Other comprehensive income				4,785		4,785
Dividend reinvestment and purchase plan	19,791	590				590
Stock options exercised		(50)				(50)
Stock-based compensation	400	10				10
Cash dividends ($1.04 per share)			(2,121)			(2,121)

Balance, December 31, 2014	2,242,025	$35,529	$32,524	$2,548	$(6,734)	$63,867

Net income			6,865			6,865
Other comprehensive loss				(153)		(153)
Purchase of treasury stock (196,635 shares)					(6,784)	(6,784)
Dividend reinvestment and purchase plan	20,393	651				651
Stock options exercised	400	(7)				(7)
Stock-based compensation	585	18				18
Cash dividends ($1.07 per share)			(2,153)			(2,153)

Balance, December 31, 2015	2,263,403	$36,191	$37,236	$2,395	$(13,518)	$62,304

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31,
	2015	2014	2013
OPERATING ACTIVITIES
Net income	$6,865	$7,180	$7,028
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	315	370	196
Investment securities gains, net	(323)	(248)	(11)
Depreciation and amortization	1,013	1,049	891
Amortization of premium and discount on investment securities	669	737	1,100
Accretion of deferred loan fees, net	(603)	(237)	(245)
Origination of loans held for sale	(17,889)	(6,223)	-
Proceeds from sale of loans held for sale	17,549	6,022	-
Gains on sale of loans	(329)	(237)	-
Earnings on bank-owned life insurance	(624)	(276)	(280)
Deferred income taxes	558	(154)	423
Stock-based compensation expense	18	10	-
(Gain) loss on other real estate owned	(48)	183	18
Other real estate owned writedowns	102	123	101
(Increase) decrease in accrued interest receivable	(292)	40	28
Increase (decrease) in accrued interest payable	80	(49)	(128)
Decrease in prepaid federal deposit insurance	-	-	513
Other, net	121	(831)	263
Net cash provided by operating activities	7,182	7,459	9,897

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	13,497	13,474	25,411
Proceeds from sale of securities	15,686	8,383	25,088
Purchases	(21,946)	(12,287)	(25,815)
Increase in loans, net	(63,937)	(36,222)	(29,829)
Proceeds from the sale of other real estate owned	1,762	832	882
Purchase of bank-owned life insurance	(4,000)	-	-
Purchase of premises and equipment	(507)	(902)	(1,834)
Net cash used for investing activities	(59,445)	(26,722)	(6,097)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	38,335	17,276	(24,499)
Increase in short-term borrowings, net	21,017	3,999	4,271
Repayment of other borrowings	(685)	(985)	(1,361)
Common stock issued	-	-	74
Stock options exercised	(7)	(50)	(77)
Proceeds from dividend reinvestment and purchase plan	651	590	736
Purchase of treasury stock	(6,784)	-	-
Cash dividends	(2,153)	(2,121)	(2,097)
Net cash provided by (used for) financing activities	50,374	18,709	(22,953)

Decrease in cash and cash equivalents	(1,889)	(554)	(19,153)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,639	26,193	45,346

CASH AND CASH EQUIVALENTS AT END OF YEAR	$23,750	$25,639	$26,193

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$3,740	$4,119	$5,378
Income taxes	800	2,260	1,620

Non-cash investing transactions:
Transfers from loans to other real estate owned	$638	$1,030	$2,113
Loans to facilitate the sale of other real estate owned	-	-	(260)
Death benefit proceeds not yet received from insurance company	575	-	-

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

The consolidated financial statements of the Company include its wholly owned subsidiaries, MBC and EMORECO, Inc. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

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

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. For debt securities, management considers whether the present value of cash flows expected to be collected are less than the security’s amortized cost basis (the difference defined as the credit loss), the magnitude and duration of the decline, the reasons underlying the decline and the Bank’s intent to sell the security or whether it is more likely than not that the Bank would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other than temporary. Once a decline in value is determined to be other than temporary, if the Bank does not intend to sell the security, and it is more likely than not that it will not be required to sell the security, before recovery of the security’s amortized cost basis, the charge to earnings is limited to the amount of credit loss. Any remaining difference between fair value and amortized cost (the difference defined as the non-credit portion) is recognized in other comprehensive income, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings. For equity securities where the fair value has been significantly below cost for one year, the Bank’s policy is to recognize an impairment loss unless sufficient evidence is available that the decline is not other than temporary and a recovery period can be predicted.

Restricted Stock

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2015 and 2014, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2015 or 2014.

Mortgage Banking Activities Mortgage loans originated and intended for sale in the secondary market are carried at fair value. The Bank sells the loans on a servicing retained basis. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. The Bank measures servicing assets using the amortization method. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. Loan servicing rights are amortized in proportion to and over the period of estimated net future servicing revenue. The expected period of the estimated net servicing income is based in part on the expected prepayment of the underlying mortgages. The unamortized balance of mortgage servicing rights is included in accrued interest and other assets on the Consolidated Balance Sheet.

Mortgage servicing rights will be periodically evaluated for impairment, beginning in 2016. Impairment represents the excess of amortized cost over its estimated fair value. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate and original time to maturity. Any impairment is reported as a valuation allowance for an individual tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance will be recorded as an increase to income.

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

For each of the years ended December 31, 2015, 2014, and 2013, the Company recorded no compensation cost related to vested stock options. As of December 31, 2015, there was no unrecognized compensation cost related to unvested stock options.

At year ended December 31, 2015, 585 shares of restricted stock were awarded and immediately vested. There were no shares of restricted stock issued in 2014 or 2013.

For the years ended December 31, 2015 and 2014, 2,175 and 11,223 options were exercised resulting in net proceeds to the participant of $7,000 and $50,000, respectively.

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

Recent Accounting Pronouncements:

In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-01, Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. The amendments in this Update permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The amendments in this Update should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this Update are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. This Update did not have a significant impact on the Company’s financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method. This Update did not have a significant impact on the Company’s financial statements.

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

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendments in this Update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also require enhanced disclosures. The accounting changes in this Update are effective for the first interim or annual period beginning after December 15, 2014. An entity is required to present changes in accounting for transactions outstanding on the effective date as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Earlier application is prohibited. The disclosure for certain transactions accounted for as a sale is required to be presented for interim and annual periods beginning after December 15, 2014, and the disclosure for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings is required to be presented for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The disclosures are not required to be presented for comparative periods before the effective date. This Update did not have a significant impact on the Company’s financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments when the Terms of an Award Provide that a Performance Target Could Be Achieved After the Requisite Service Period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this Update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this Update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This Update is not expected to have a significant impact on the Company’s financial statements.

In August 2014, the FASB issued ASU 2014-14, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40). The amendments in this Update require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (1) the loan has a government guarantee that is not separable from the loan before foreclosure, (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim, and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. This Update did not have a significant impact on the Company’s financial statements.

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

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810). The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities; (2) eliminate the presumption that a general partner should consolidate a limited partnership; (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related-party relationships; and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. This Update is not expected to have a significant impact on the Company’s financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), as part of its initiative to reduce complexity in accounting standards. This guidance will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The amendments in this Update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. For public business entities, the FASB decided that the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities. This Update is not expected to have a significant impact on the Company’s financial statements.

In May 2015, the FASB issued ASU 2015-08, Business Combinations – Pushdown Accounting – Amendment to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115. This Update was issued to amend various SEC paragraphs pursuant to the issuance of Staff Accounting Bulletin No. 115. This Update is not expected to have a significant impact on the Company’s financial statements.

In June 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements. The amendments in this Update represent changes to clarify the FASB Accounting Standards Codification (“Codification”), correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Transition guidance varies based on the amendments in this Update. The amendments in this Update that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this Update. This Update is not expected to have a significant impact on the Company’s financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contract with Customers (Topic 606). The amendments in this Update defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is evaluating the effect of adopting this new accounting Update.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). The amendments in this Update require that an acquirer recognizes adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this Update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. This Update is not expected to have a significant impact on the Company’s financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. This Update is not expected to have a significant impact on the Company’s financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; (g) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (h) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

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

	2015	2014	2013
Weighted-average common shares outstanding	2,251,365	2,231,165	2,206,392

Average treasury stock shares	(236,399)	(189,530)	(189,530)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,014,966	2,041,635	2,016,862

Additional common stock equivalents used to calculate diluted earnings per share	9,154	7,871	7,178

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,024,120	2,049,506	2,024,040

Options to purchase 31,949 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2015. Of those options, 27,250 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2015.  The remaining options had no dilutive effect on the earnings per share.

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

3.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair values of securities available for sale are as follows:

	December 31, 2015
(Dollar amounts in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government agency securities	$21,655	$245	$(271)	$21,629
Obligations of states and political subdivisions:
Taxable	1,989	134	-	2,123
Tax-exempt	91,940	3,402	(175)	95,167
Mortgage-backed securities in government-sponsored entities	24,480	316	(272)	24,524
Private-label mortgage-backed securities	2,079	184	-	2,263
Total debt securities	142,143	4,281	(718)	145,706
Equity securities in financial institutions	750	64	-	814
Total	$142,893	$4,345	$(718)	$146,520

	December 31, 2014
(Dollar amounts in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government agency securities	$23,035	$311	$(450)	$22,896
Obligations of states and political subdivisions:
Taxable	2,953	226	-	3,179
Tax-exempt	91,916	3,803	(553)	95,166
Mortgage-backed securities in government-sponsored entities	29,150	475	(234)	29,391
Private-label mortgage-backed securities	2,672	247	-	2,919
Total debt securities	149,726	5,062	(1,237)	153,551
Equity securities in financial institutions	750	33	-	783
Total	$150,476	$5,095	$(1,237)	$154,334

The amortized cost and fair value of debt securities at December 31, 2015, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollar amounts in thousands)	Amortized Cost	Fair Value

Due in one year or less	$1,139	$1,153
Due after one year through five years	10,790	10,890
Due after five years through ten years	19,172	19,830
Due after ten years	111,042	113,833

Total	$142,143	$145,706

Investment securities with an approximate carrying value of $68.8 million and $61.9 million at December 31, 2015 and 2014, respectively, were pledged to secure deposits and other purposes as required by law.

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December, 31 are as follows (in thousands):

	2015	2014	2013
Proceeds from sales	$15,686	$8,383	$25,088
Gross realized gains	440	306	186
Gross realized losses	(117)	(58)	(175)

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2015
	Less than Twelve Months		Twelve Months or Greater		Total
(Dollar amounts in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government agency securities	$3,818	$(57)	$10,872	$(214)	$14,690	$(271)
Obligations of states and political subdivisions
Tax-exempt	1,268	(9)	9,394	(166)	10,662	(175)
Mortgage-backed securities in government-sponsored entities	8,725	(86)	6,685	(186)	15,410	(272)
Total	$13,811	$(152)	$26,951	$(566)	$40,762	$(718)

	December 31, 2014
	Less than Twelve Months		Twelve Months or Greater		Total
(Dollar amounts in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government agency securities	$-	$-	$15,734	$(450)	$15,734	$(450)
Obligations of states and political subdivisions
Tax-exempt	2,406	(10)	18,232	(543)	20,638	(553)
Mortgage-backed securities in government-sponsored entities	-	-	16,774	(234)	16,774	(234)
Total	$2,406	$(10)	$50,740	$(1,227)	$53,146	$(1,237)

There were 46 securities that were considered temporarily impaired at December 31, 2015.

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

The Company has asserted that at December 31, 2015 and 2014, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other than temporary and is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.9% of the total available-for-sale portfolio as of December 31, 2015, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses on a quarterly basis. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

4.	LOANS AND RELATED ALLOWANCE FOR LOAN LOSSES

Major classifications of loans at December 31 are summarized as follows (in thousands):

	2015	2014

Commercial and industrial	$42,536	$34,928
Real estate - construction	22,137	30,296
Real estate - mortgage:
Residential	232,478	210,096
Commercial	231,701	190,685
Consumer installment	4,858	4,579
	533,710	470,584
Less allowance for loan and lease losses	(6,385)	(6,846)

Net loans	$527,325	$463,738

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin and Westerville, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2015 and 2014, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses as of December 31, 2015 and 2014 (in thousands):

			Real Estate- Mortgage
December 31, 2015	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,808	$1,787	$3,881	$6,199	$6	$13,681
Collectively evaluated for impairment	40,728	20,350	228,597	225,502	4,852	520,029
Total loans	$42,536	$22,137	$232,478	$231,701	$4,858	$533,710

			Real estate- Mortgage
December 31, 2014	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,393	$3,296	$5,183	$4,490	$6	$14,368
Collectively evaluated for impairment	33,535	27,000	204,913	186,195	4,573	456,216
Total loans	$34,928	$30,296	$210,096	$190,685	$4,579	$470,584

			Real Estate- Mortgage
December 31, 2015	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$388	$130	$276	$39	$-	$833
Collectively evaluated for impairment	479	146	2,863	2,039	25	5,552
Total ending allowance balance	$867	$276	$3,139	$2,078	$25	$6,385

			Real Estate- Mortgage
December 31, 2014	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$83	$589	$892	$30	$2	$1,596
Collectively evaluated for impairment	559	279	2,811	1,546	55	5,250
Total ending allowance balance	$642	$868	$3,703	$1,576	$57	$6,846

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

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2015
Impaired Loans
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial and industrial	$1,027	$1,025	$-
Real estate - construction	1,657	1,651	-
Real estate - mortgage:
Residential	2,445	2,443	-
Commercial	2,337	2,335	-
Total	$7,466	$7,454	$-

With an allowance recorded:
Commercial and industrial	$781	$781	$388
Real estate - construction	130	130	130
Real estate - mortgage:
Residential	1,436	1,436	276
Commercial	3,862	3,846	39
Consumer installment	6	6	-
Total	$6,215	$6,199	$833

Total:
Commercial and industrial	$1,808	$1,806	$388
Real estate - construction	1,787	1,781	130
Real estate - mortgage:
Residential	3,881	3,879	276
Commercial	6,199	6,181	39
Consumer installment	6	6	-
Total	$13,681	$13,653	$833

December 31, 2014
Impaired Loans
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial and industrial	$1,146	$1,145	$-
Real estate - construction	2,707	2,705	-
Real estate - mortgage:
Residential	2,202	2,197	-
Commercial	4,064	4,060	-
Total	$10,119	$10,107	$-

With an allowance recorded:
Commercial and industrial	$247	$247	$83
Real estate - construction	589	589	589
Real estate - mortgage:
Residential	2,981	2,978	892
Commercial	426	426	30
Consumer installment	6	6	2
Total	$4,249	$4,246	$1,596

Total:
Commercial and industrial	$1,393	$1,392	$83
Real estate - construction	3,296	3,294	589
Real estate - mortgage:
Residential	5,183	5,175	892
Commercial	4,490	4,486	30
Consumer installment	6	6	2
Total	$14,368	$14,353	$1,596

The tables above include troubled debt restructuring totaling $3.1 million and $2.9 million as of December 31, 2015 and 2014, respectively.

The following table presents interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013

	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized

Commercial and industrial	$1,468	$100	$1,989	$85	$2,187	$119
Real estate - construction	2,407	115	3,631	154	3,743	183
Real estate - mortgage:
Residential	4,356	160	5,331	171	5,380	293
Commercial	5,203	350	5,998	229	6,500	493
Consumer installment	6	-	11	1	13	1
Total	$13,440	$725	$16,960	$640	$17,824	$1,090

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

The following tables present the number of loan modifications by class, the corresponding recorded investment, and the subsequently defaulted modifications (in thousands):

	December 31, 2015
	Number of Contracts			Pre-Modification	Post-Modification
Troubled Debt Restructurings	Term Modification	Other	Total	Outstanding Recorded Investment	Outstanding Recorded Investment
Commercial and industrial	6	-	6	$434	$434
Real estate construction	1	-	1	181	181
Residential real estate	5	1	6	515	535
Commercial real estate	1	-	1	270	270

	December 31, 2015
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	2	$14
Real estate construction	1	130

	December 31, 2014
	Number of Contracts			Pre-Modification	Post-Modification
Troubled Debt Restructurings	Term Modification	Other	Total	Outstanding Recorded Investment	Outstanding Recorded Investment
Residential real estate	3	-	3	$140	$140
Commercial real estate	1	-	1	48	48
Consumer	1	-	1	6	6

	December 31, 2014
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Residential real estate	1	$15

	December 31, 2013
	Number of Contracts			Pre-Modification	Post-Modification
Troubled Debt Restructurings	Term Modification	Other	Total	Outstanding Recorded Investment	Outstanding Recorded Investment
Commercial and industrial	6	1	7	$1,264	$1,264
Residential real estate	7	-	7	784	784
Commercial real estate	2	-	2	834	834

	December 31, 2013
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	5	$574
Commercial real estate	1	190

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

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system as of December 31, 2015 and 2014 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total Loans
December 31, 2015
Commercial and industrial	$40,560	$242	$1,734	$-	$42,536
Real estate - construction	22,007	-	-	130	22,137
Real estate - mortgage:
Residential	225,945	728	5,805	-	232,478
Commercial	219,331	4,327	8,043	-	231,701
Consumer installment	4,854	-	4	-	4,858
Total	$512,697	$5,297	$15,586	$130	$533,710

	Pass	Special Mention	Substandard	Doubtful	Total Loans
December 31, 2014
Commercial and industrial	$33,160	$-	$1,730	$38	$34,928
Real estate - construction	29,212	495	-	589	30,296
Real estate - mortgage:
Residential	200,928	584	8,584	-	210,096
Commercial	180,899	3,908	5,878	-	190,685
Consumer installment	4,572	-	7	-	4,579
Total	$448,759	$4,987	$16,211	$627	$470,584

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans and nonaccrual loans as of December 31, 2015 and 2014 (in thousands):

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due	Total Loans
December 31, 2015

Commercial and industrial	$41,544	$225	$26	$741	$992	$42,536
Real estate - construction	22,137	-	-	-	-	22,137
Real estate - mortgage:
Residential	229,725	1,482	92	1,179	2,753	232,478
Commercial	230,903	189	-	609	798	231,701
Consumer installment	4,837	16	3	2	21	4,858
Total	$529,146	$1,912	$121	$2,531	$4,564	$533,710

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due	Total Loans
December 31, 2014

Commercial and industrial	$34,480	$349	$68	$31	$448	$34,928
Real estate - construction	30,296	-	-	-	-	30,296
Real estate - mortgage:
Residential	205,753	2,065	363	1,915	4,343	210,096
Commercial	190,088	30	-	567	597	190,685
Consumer installment	4,547	27	3	2	32	4,579
Total	$465,164	$2,471	$434	$2,515	$5,420	$470,584

The following tables present the classes of the loan portfolio summarized by nonaccrual loans and loans 90 days or more past due and still accruing as of December 31, 2015 and 2014 (in thousands):

	Nonaccrual	90+ Days Past Due and Accruing
December 31, 2015

Commercial and industrial	$1,450	$-
Real estate - construction	130	-
Real estate - mortgage:
Residential	4,122	-
Commercial	1,842	-
Consumer installment	1	2
Total	$7,545	$2

	Nonaccrual	90+ Days Past Due and Accruing
December 31, 2014

Commercial and industrial	$365	$-
Real estate - construction	587	-
Real estate - mortgage:
Residential	5,310	165
Commercial	1,083	-
Consumer installment	2	-
Total	$7,347	$165

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $259,000 in 2015, $207,000 in 2014, and $439,000 in 2013.

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

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2014	$642	$868	$3,703	$1,576	$57	$6,846
Charge-offs	(280)	(385)	(425)	(92)	(15)	(1,197)
Recoveries	207	-	186	5	23	421
Provision	298	(207)	(325)	589	(40)	315
ALLL balance at December 31, 2015	$867	$276	$3,139	$2,078	$25	$6,385

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2013	$614	$576	$3,664	$2,170	$22	$7,046
Charge-offs	(237)	-	(671)	(260)	(44)	(1,212)
Recoveries	121	60	267	40	154	642
Provision	144	232	443	(374)	(75)	370
ALLL balance at December 31, 2014	$642	$868	$3,703	$1,576	$57	$6,846

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2012	$1,732	$1,123	$2,872	$1,991	$61	$7,779
Charge-offs	(419)	(191)	(675)	-	(45)	(1,330)
Recoveries	191	33	107	46	24	401
Provision	(890)	(389)	1,360	133	(18)	196
ALLL balance at December 31, 2013	$614	$576	$3,664	$2,170	$22	$7,046

The decrease in the ALLL balance for real estate construction was largely due to a $0.4 million charge off. The decrease in the ALLL balance for residential real estate was largely due to aggregate charge offs of $0.3 million of loans secured by first liens. The increase in the ALLL balance for commercial real estate is mostly due to the 21.5% growth in the portfolio.

5.	OTHER REAL ESTATE OWNED (“OREO”)

OREO comprises foreclosed assets acquired in settlement of loans and is carried at fair value less estimated cost to sell and is included in other assets on the Consolidated Balance Sheet. As of December 31, 2015 and December 31, 2014, there were $1.4 million and $2.6 million, respectively, of OREO. As of December 31, 2015, the Company has initiated formal foreclosure proceedings on $1.1 million of real estate.

6.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31:

(Dollar amounts in thousands)	2015	2014

Land and land improvements	$1,943	$1,943
Building and leasehold improvements	11,414	11,133
Furniture, fixtures, and equipment	4,853	4,637
	18,210	17,713
Less accumulated depreciation and amortization	8,438	7,733

Total	$9,772	$9,980

Depreciation and amortization charged to operations was $715,000 in 2015, $750,000 in 2014, and $676,000 in 2013.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $4,559,000 at the years ended December 31, 2015, and 2014. Core deposit intangible carrying amount was $76,000 and $116,000 for the years ended December 31, 2015, and 2014. Core deposit accumulated amortization was $320,000 and $280,000 for the years ended December 31, 2015, and 2014.

Core deposit intangible assets are amortized on a straight-line basis over their estimated lives of ten years. Amortization expense totaled $40,000 in 2015, 2014, and 2013, respectively. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2015, is $40,000 in 2017 and $36,000 in 2018.

8.	OTHER ASSETS

The components of other assets at the years ended December 3:

(Dollar amounts in thousands)	2015	2014

FHLB stock	$1,887	$1,887
Accrued interest on investment securities	1,010	1,005
Accrued interest on loans	1,377	1,090
Deferred tax asset, net	959	1,484
Other	2,244	1,579

Total	$7,477	$7,045

9.	DEPOSITS

Time deposits at December 31, 2015, mature $92.9 million, $30.2 million, $11.0 million, $9.0 million, and $48.2 million during 2016, 2017, 2018, 2019, and 2020, respectively.

The aggregate of all time deposit accounts of $250,000 or more amounted to $29.0 million and $54.6 million at December 31, 2015 and 2014, respectively.

10.	SHORT-TERM BORROWINGS

The year ended December 31 outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2015	2014

Balance at year-end	$35,825	$14,808
Average balance outstanding	11,768	8,379
Maximum month-end balance	35,825	19,970
Weighted-average rate at year-end	1.37%	0.98%
Weighted-average rate during the year	1.65%	1.77%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $4.0 million line of credit at an adjustable rate, currently 3.92%, a $3.0 million line of credit at an adjustable rate, currently at 4.00%, and a $2.5 million line of credit at an adjustable rate, currently 3.75%. At December 31, 2015, 2014, and 2013, outstanding borrowings under these lines were $9.5 million, $3.1 million, and $3.9 million, respectively.

The following table provides additional detail regarding short-term borrowed funds.

	Repurchase Agreements (Sweep) Accounted for as Secured Borrowings (in thousands) Overnight and Continuous
	December 31, 2015	December 31, 2014
Repurchase agreements:
U.S. Government agency securities	$1,052	$1,090
Mortgage-backed securities in government-sponsored entities	1,877	2,091
	$2,929	$3,181

11.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

(Dollar amounts in thousands)	Maturity range		Weighted- average	Stated interest rate range
Description	from	to	interest rate	from	to	2015	2014
Fixed-rate amortizing	07/01/17	10/01/28	4.02%	2.99%	4.47%	$1,691	$2,376
Junior subordinated debt	12/21/37	12/21/37	1.95%	1.90	1.99	8,248	8,248

Total						$9,939	$10,624

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
Year Ending December 31,	Amount	Weighted- Average Rate
2016	502	4.00%
2017	373	4.00%
2018	252	4.02%
2019	155	4.04%
2020	116	4.04%
Beyond 2020	8,542	1.51%

Total	$9,939	1.84%

Fixed-rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $80.0 million at December 31, 2015.

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

12.	OTHER LIABILITIES

The components of other liabilities are as follows:

	2015	2014
(Dollar amounts in thousands)
Accrued interest payable	$395	$315
Supplemental Executive Retirement Plan	1,091	828
Accrued salary expense	689	609
Other	449	368

Total	$2,624	$2,120

13.	INCOME TAXES

The provision for federal income taxes consists of:

(Dollar amounts in thousands)	2015	2014	2013

Current payable	$1,004	$2,146	$1,556
Deferred	558	(154)	423

Total provision	$1,562	$1,992	$1,979

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(Dollar amounts in thousands)	2015	2014

Deferred tax assets:
Allowance for loan and lease losses	$2,171	$2,328
Supplemental retirement plan	371	282
Investment security basis adjustment	66	66
Nonaccrual interest income	415	444
Deferred origination fees, net	12	295
OREO adjustments	92	94
Accrued compensation	234	207
Other	23	14
Gross deferred tax assets	3,384	3,730

Deferred tax liabilities:
Premises and equipment	514	385
Net unrealized gain on securities	1,233	1,311
FHLB stock dividends	225	225
Intangibles	401	353
Mortgage servicing rights	68	-
Other	44	77
Gross deferred tax liabilities	2,485	2,351

Net deferred tax assets	$899	$1,379

No valuation allowance was established at December 31, 2015 and 2014, in view of the Company’s ability to carry back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

(Dollar amounts in thousands)	2015			2014			2013
	Amount	% of Pretax Income		Amount	% of Pretax Income		Amount	% of Pretax Income

Provision at statutory rate	$2,866	34.0	% $	3,119	34.0	% $	3,062	34.0%
Tax-free income	(1,347)	(15.9)		(1,187)	(12.9)		(1,138)	(12.6)
Nondeductible interest expense	34	0.4		37	0.4		45	0.5
Other	9	0.0		23	0.2		10	0.1

Actual tax expense and effective rate	$1,562	18.5	% $	1,992	21.7	% $	1,979	22.0%

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

At December 31, 2015 and December 31, 2014, the Company had no unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the state of Ohio, and the Bank is subject to a capital‐based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before December 31, 2012.

14.	EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank with more than one year of service. The Bank’s contributions to the plans are based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 100 percent of salary. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for 2015, 2014, and 2013 to these plans amounted to $156,000, $143,000, and $155,000, respectively.

Supplemental Retirement Plan

Until 2001, MBC maintained a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who had completed five or more years of service. The plan required payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the projected payments for the Directors’ Retirement Plan for the years ended:

Projected Payments
2016	$29,000
2017	23,000
2018	18,000
2019	12,000
2020	10,000
2021	2,000
Total	$94,000

The retirement plan is available solely for nonemployee directors of The Middlefield Banking Company, but the Bank has not entered into any additional retirement arrangements for nonemployee directors since 2001. All director participants have retired.

Executive Deferred Compensation Plan

The Company maintains an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management. The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to several officers, with contributions made solely by the Bank. During 2015, 2014, and 2013, the Company contributed $65,000, $115,000, and $120,000, respectively, to the Plan.

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

The following table presents share data related to the outstanding options:

	2015	Weighted- average Exercise Price	2014	Weighted- average Exercise Price

Outstanding, January 1	$46,451	$27.90	$58,581	$28.38
Expired	(10,802)	36.93	-	-
Exercised	(2,175)	21.31	(11,223)	30.45
Forfeited	(1,525)	33.53	(907)	27.35

Outstanding, December 31	$31,949	$25.03	$46,451	$27.90

Exercisable, December 31	$31,949	$25.03	$46,451	$27.90

The following table summarizes the characteristics of stock options at December 31, 2015:

		Outstanding			Exercisable
Grant Date	Exercise Price	Shares	Contractual Average Life	Average Exercise Price	Shares	Average Exercise Price

December 10, 2006	40.24	2,625	0.94	40.24	2,625	40.24
May 16, 2007	37.48	1,337	1.37	37.48	1,337	37.48
December 10, 2007	37.00	1,950	1.94	37.00	1,950	37.00
January 2, 2008	36.25	1,337	2.00	36.25	1,337	36.25
November 10, 2008	23.00	16,500	2.86	23.00	16,500	23.00
May 9, 2011	17.55	8,200	5.35	17.55	8,200	17.55

		31,949			31,949

No options were granted for the years ended December 31, 2015 and 2014. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.

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

(Dollar amounts in thousands)	2015	2014

Commitments to extend credit	$112,134	$97,947
Standby letters of credit	4,404	4,514

Total	$116,538	$102,461

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

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward contracts for the future delivery of these mortgage loans are considered derivatives. It is the Company’s practice to enter into the forward contracts for the future purchase of mortgage-backed securities when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not formally designated as hedge relationships. The derivative assets and liabilities are considered immaterial as of December 31, 2015. Associated income and expense is reported in gains on sale of loans.

Leasing Arrangements

The Company leases certain of its banking facilities under operating leases which contain certain renewal options. As of December 31, 2015, approximate future minimum rental payments, including the renewal options under these leases, are as follows (in thousands):

2016	$285
2017	293
2018	294
2019	289
2020	301
Thereafter	2,055
$3,517

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions and assume that all renewal option periods will be exercised by the Company. Rent expense approximated $288,000, $269,000, and $301,000 for the years ended December 31, 2015, 2014, and 2013, respectively.

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

Cash Requirements

The Cleveland district Federal Reserve Bank requires the Company to maintain certain average reserve balances. As of December 31, 2015 and 2014, the Bank had required reserves of $6.9 million and $6.8 million comprising vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula the amount available for payment of dividends for 2015 approximates $8.5 million plus 2016 profits retained up to the date of the dividend declaration. As a condition to the ODFI's approval of the merger of Emerald Bank into MBC, until the third anniversary of the merger, that is until January 20, 2017, MBC will have to obtain the ODFI's advance approval for dividend payments to the Company.

17.	REGULATORY CAPITAL

The Bank and Company are subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Management believes as of December 31, 2015, the Bank and Company have met all capital adequacy requirements to which it is subject.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

The Basel III Capital Rules became effective for the Bank on January 1, 2015 and certain provisions are subject to a phase-in period. The implementation of the capital conservation buffer will begin on January 1, 2016 at the 0.625% level and be phased in over a four -year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Bank. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The following tables present actual and required capital ratios as of December 31, 2015 under the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	As of December 31, 2015
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	9.23%	12.52%	12.52%	13.73%
Middlefield Banc Corp.	8.69%	12.00%	12.00%	13.20%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

See Note 15 for additional information concerning regulatory capital requirements

The Company’s and its subsidiary’s actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2014.

	As of December 31, 2014
	Leverage	Tier 1 Risk Based	Total Risk Based
The Middlefield Banking Company	9.25%	12.95%	14.19%
Middlefield Banc Corp.	9.60%	13.38%	14.64%
Adequately capitalized ratio	4.00%	4.00%	8.00%
Well-capitalized ratio (Bank only)	5.00%	6.00%	10.00%

18.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

The following tables present the assets measured on a recurring basis on the Consolidated Balance Sheet at their fair value as of December 31, 2015 and 2014, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2015

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$21,629	$-	$21,629
Obligations of states and political subdivisions	-	97,290	-	97,290
Mortgage-backed securities in government-sponsored entities	-	24,524	-	24,524
Private-label mortgage-backed securities	-	2,263	-	2,263
Total debt securities	-	145,706	-	145,706
Equity securities in financial institutions	-	814	-	814
Total	$-	$146,520	$-	$146,520

		December 31, 2014

	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$22,896	$-	$22,896
Obligations of states and political subdivisions	-	98,345	-	98,345
Mortgage-backed securities in government-sponsored entities	-	29,391	-	29,391
Private-label mortgage-backed securities	-	2,919	-	2,919
Total debt securities	-	153,551	-	153,551
Equity securities in financial institutions	-	783	-	783
Total	$-	$154,334	$-	$154,334

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

		December 31, 2015

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$12,848	$12,848
Other real estate owned	-	-	1,412	1,412

		December 31, 2014

	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$12,772	$12,772
Other real estate owned	-	-	2,590	2,590

The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2015
Impaired loans	$6,867	Discounted cash flow	Discount rate	3.1%	to	7.9%	(5.0%)
	5,981	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0%	to	87.1%	(23.3%)
Other real estate owned	$1,412	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0%	to	10.0%	(7.3%)

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2014
Impaired loans	$12,772	Appraisal of collateral (1)	Appraisal adjustments (2)	0%	to	84.6%	(25.5%)
Other real estate owned	$2,590	Appraisal of collateral (1)	Appraisal adjustments (2)	0%	to	10.0%	(7.5%)

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs which are not identifiable.
(2)

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2015
	Carrying Value	Level I	Level II	Level III	Total Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$23,750	$23,750	$-	$-	$23,750
Investment securities available for sale	146,520	-	146,520	-	146,520
Loans held for sale	1,107	-	1,107	-	1,107
Net loans	527,325	-	-	534,021	534,021
Bank-owned life insurance	13,141	13,141	-	-	13,141
Federal Home Loan Bank stock	1,887	1,887	-	-	1,887
Accrued interest receivable	2,387	2,387	-	-	2,387

Financial liabilities:
Deposits	$624,447	$433,226	$-	$191,747	$624,973
Short-term borrowings	35,825	35,825	-	-	35,825
Other borrowings	9,939	-		10,063	10,063
Accrued interest payable	395	395	-	-	395

	December 31, 2014
	Carrying Value	Level I	Level II	Level III	Total Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$25,639	$25,639	$-	$-	$25,639
Investment securities available for sale	154,334	-	154,334	-	154,334
Loans held for sale	438	-	438	-	438
Net loans	463,738	-	-	475,019	475,019
Bank-owned life insurance	9,092	9,092	-	-	9,092
Federal Home Loan Bank stock	1,887	1,887	-	-	1,887
Accrued interest receivable	2,095	2,095	-	-	2,095

Financial liabilities:
Deposits	$586,112	$416,254	$-	$170,542	$586,796
Short-term borrowings	14,808	14,808	-	-	14,808
Other borrowings	10,624	-		10,822	10,822
Accrued interest payable	315	315	-	-	315

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

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions.

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

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the changes in accumulated other comprehensive income (loss) by component net of tax:

(Dollars in thousands)	Unrealized gains on available-for-sale securities (a)
Balance as of December 31, 2014	$2,548
Other comprehensive income before reclassification	60
Amount reclassified from accumulated other comprehensive income	(213)
Period change	(153)
Balance at December 31, 2015	$2,395

(Dollars in thousands)	Unrealized gains on available for sale securities (a)
Balance as of December 31, 2013	$(2,237)
Other comprehensive income before reclassification	4,949
Amount reclassified from accumulated other comprehensive income	(164)
Period change	4,785
Balance at December 31, 2014	$2,548

(a)	All amounts are net of tax. Amounts in parentheses indicate debits.

The following tables present significant amounts reclassified out of each component of accumulated other comprehensive income (loss):

	Amount Reclassified from Accumulated Other	Affected Line Item in the Statement Where
(Dollars in thousands)	Comprehensive Income (a)	Net Income is
Details about other comprehensive income	December 31, 2015	Presented
Unrealized gains on available-for-sale securities
	$323	Investment securities gains, net
	(110)	Income taxes
	$213	Net of tax

	Amount Reclassified from Accumulated Other	Affected Line Item in the Statement Where
(Dollars in thousands)	Comprehensive Income (a)	Net Income is
Details about other comprehensive income	December 31, 2014	Presented
Unrealized gains on available-for-sale securities
	$248	Investment securities gains, net
	(84)	Income taxes
	$164	Net of tax

(a)	Amounts in parentheses indicate debits to net income

20.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2015	2014
ASSETS
Cash and due from banks	$1,329	$466
Investment securities available for sale	814	783
Investment in nonbank subsidiary	2,418	2,534
Investment in subsidiary bank	73,061	69,514
Other assets	2,475	1,981

TOTAL ASSETS	$80,097	$75,278

LIABILITIES
Trust preferred securities	$8,248	$8,248
Short-term borrowings	9,499	3,136
Other liabilities	43	27
TOTAL LIABILITIES	17,790	11,411

STOCKHOLDERS' EQUITY	62,307	63,867

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$80,097	$75,278

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2015	2014	2013

INCOME
Dividends from subsidiary bank	$4,023	$3,142	$2,198
Other	19	8	5
Total income	4,042	3,150	2,203

EXPENSES
Interest expense	290	304	361
Other	860	816	475
Total expenses	1,150	1,120	836

Income before income tax benefit	2,892	2,030	1,367

Income tax benefit	(386)	(378)	(283)

Income before equity in undistributed net income of subsidiaries	3,278	2,408	1,650

Equity in undistributed net income of subsidiaries	3,587	4,772	5,378

NET INCOME	$6,865	$7,180	$7,028

Comprehensive Income (Loss)	$6,712	$11,965	$(600)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2015	2014	2013

OPERATING ACTIVITIES
Net income	$6,865	$7,180	$7,028
Adjustments to reconcile net income to net cash provided by operating activities: Equity in undistributed net income of Middlefield Banking Company	(3,703)	(4,798)	(4,884)
Equity in undistributed net income of Emerald Bank	-	-	(598)
Equity in undistributed net loss of EMORECO	116	26	104
Stock-based compensation expense	18	10	-
Other	(503)	(409)	(253)
Net cash provided by operating activities	2,793	2,009	1,397

FINANCING ACTIVITIES
Net increase (decrease) in short-term borrowings	6,363	(759)	(976)
Purchase of treasury stock	(6,784)	-	-
Common stock issued	-	-	74
Stock options exercised	(7)	(50)	(77)
Proceeds from dividend reinvestment plan	651	590	736
Cash dividends	(2,153)	(2,121)	(2,097)
Net cash used for financing activities	(1,930)	(2,340)	(2,340)

Increase (decrease) in cash	863	(331)	(943)

CASH AT BEGINNING OF YEAR	466	797	1,740

CASH AT END OF YEAR	$1,329	$466	$797

21.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015

Total interest income	$7,035	$7,066	$7,151	$7,343
Total interest expense	883	990	959	988

Net interest income	6,152	6,076	6,192	6,355
Provision for loan losses	105	-	105	105

Net interest income after provision for loan losses	6,047	6,076	6,087	6,250

Total noninterest income	796	962	1,108	1,178
Total noninterest expense	4,811	5,217	4,669	5,380

Income before income taxes	2,032	1,821	2,526	2,048
Income taxes	404	316	544	298

Net income	$1,628	$1,505	$1,982	$1,750

Per share data:
Net income
Basic	$0.79	$0.73	$0.96	$0.93
Diluted	0.78	0.73	0.96	0.92
Average shares outstanding:
Basic	2,053,660	2,058,986	2,064,054	1,884,484
Diluted	2,062,867	2,068,313	2,072,639	1,893,345

(Dollar amounts in thousands)	Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014

Total interest income	$6,989	$6,919	$6,911	$7,055
Total interest expense	1,033	1,033	999	1,005

Net interest income	5,956	5,886	5,912	6,050
Provision for loan losses	180	120	70	-

Net interest income after provision for loan losses	5,776	5,766	5,842	6,050

Total noninterest income	715	857	990	1,026
Total noninterest expense	4,229	4,598	4,385	4,638

Income before income taxes	2,262	2,025	2,447	2,438
Income taxes	499	414	529	550

Net income	$1,763	$1,611	$1,918	$1,888

Per share data:
Net income
Basic	$0.87	$0.79	$0.94	$0.92
Diluted	0.86	0.79	0.93	0.92
Average shares outstanding:
Basic	2,033,480	2,038,026	2,044,124	2,049,536
Diluted	2,039,515	2,044,564	2,052,012	2,059,561

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

Significant Factors Affecting Financial Results

Capital maintenance is a priority. The Company’s Tier 1 leverage capital was 8.69% as of December 31, 2015, with total risk-based capital of 13.20%. MBC’s Tier 1 leverage capital was 9.23% as of December 31, 2015, with total risk-based capital of 13.73%. In 2015 MBC grew the balance sheet as a result of increasing loan volume. We also benefitted from strong income and stockholders’ equity experienced growth. The goal of the elevated capital levels is to account for potential economic stress in the markets in which the Company operates and to account for the levels of substandard and other nonperforming assets.

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

Nonperforming and classified assets held by the banking industry have decreased from previous elevated levels. Because of ncertainty about economic sustainability and the potential for other factors to have an adverse impact on the prospects for the banking industry, such as national and global economic and political factors, the bank regulatory agencies have insisted that banks increase the size of the buffer that protects a bank from unknown potential adverse events and circumstances: regulatory capital.

The total number of banks and savings associations as of the end of 2015 is less than half the number at the end of 1990. Nevertheless, a large percentage of the institutions that remain are small, community-oriented institutions, although the share of total banking assets that they control continues to decline. As an increasing share of the banking universe is occupied by the largest institutions, and taking into account economic, demographic, and technological changes and a greatly expanding regulatory burden, the future of banking favors larger institutions. We believe these factors create a strong incentive for growth through industry consolidation, meaning acquisition of smaller institutions by larger institutions and mergers of smaller institutions as a defense to competitive pressure from larger institutions. We therefore believe that industry consolidation is likely to continue and that the pace of consolidation could actually accelerate.

The trend toward consolidation would be most advantageous for financial institution organizations that have a surplus of capital, a strategy for growth, a strong financial profile, and few if any regulatory supervisory concerns, the ingredients of prompt regulatory approval that could be a significant competitive advantage in the market for financial institution mergers and acquisitions. Our goal is to acquire that advantage, although we give no assurance that our efforts to do so will succeed. We continue to commit significant resources to increase operational effectiveness in The Middlefield Banking Company. We continue to invest resources both to resolve existing nonperforming and substandard assets and to prevent growth in those asset classes.

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

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.9% of the total available-for-sale portfolio as of December 31, 2015, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

Changes in Financial Condition

General The Company’s total assets increased $57.6 million or 8.5% to $735.1 million at December 31, 2015 from $677.5 million at December 31, 2014. This was due to an increase in net loans of $63.6 million, which was partially offset by a decrease in investments of $7.8 million.

The increase in the Company’s total assets reflects a related increase in total liabilities of $59.2 million or 9.6% to a total balance of $672.8 million at December 31, 2015 from $613.7 million at December 31, 2014. The Company experienced a decrease in total stockholders’ equity of $1.6 million.

The increase in total liabilities was due to growth in deposits and short-term borrowings for the year. Total deposits increased $38.3 million or 6.5% to $624.4 million at December 31, 2015 from $586.1 million as of December 31, 2014. Short-term borrowings increased $21.0 million or 141.9% to $35.8 million at December 31, 2015 from $14.8 million as of December 31, 2014. The net decrease in total stockholders’ equity can be attributed to a $6.8 million increase in treasury stock, partially offset by an increase in retained earnings and common stock of $4.7 million and of $0.7 million, respectively.

Cash on hand and Federal funds sold Cash and due from banks and federal funds sold represent cash and cash equivalents which decreased $1.9 million or 7.4% to $23.7 million at December 31, 2015 from $25.6 million at December 31, 2014. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity. The balance of total securities decreased $7.8 million, or 5.1%, as compared to 2014, with the ratio of securities to total assets decreasing to 19.9% at December 31, 2015, compared to 22.8% at December 31, 2014.

The Company benefits from owning mortgage-backed securities, which totaled $26.6 million or 18.6% of the Company's total investment portfolio at December 31, 2015. The primary difference of mortgage-backed securities is the amortization of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date. The weighted-average federal tax equivalent (FTE) yield on all debt securities at year-end 2015 was 4.11%, as compared to 4.18% at year-end 2014. While the Company's focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

Loans receivable The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent construction and consumer loans. Net loans receivable increased $63.6 million or 13.7% to $527.3 million at December 31, 2015 from $463.7 million at December 31, 2014. Included in this growth were increases in real estate mortgages and C&I loans of $63.4 million and $7.6 million, respectively, but partially offset by an $8.2 million decrease in real estate construction loans.

The product mix in the loan portfolio is commercial and industrial loans equaling 8.0%, construction loans 4.1%, residential real estate loans 43.6%, commercial real estate loans 43.4% and consumer loans 0.9% at December 31, 2015 compared with 7.4%, 6.4%, 44.6%, 40.5% and 1.0%, respectively, at December 31, 2014.

Loans contributed 83.3% of total interest income in 2015 and 81.5% in 2014. The loan portfolio yield of 4.81% in 2015 was 30 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

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

FHLB stock. FHLB stock remained unchanged at $1.9 million at December 31, 2015 when compared to the prior year.

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

The Company values core deposits and monitors the ongoing value of core deposit intangibles and goodwill on an annual basis. Goodwill balances were unchanged in 2015.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $4.0 million to $13.1 million as of December 31, 2015 from $9.1 million at the end of 2014 as a result of the additional insurance purchases and increases in cash surrender value.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 93.2% of the Company’s total funding sources at December 31, 2015. The deposit base consists of demand deposits, savings, money market accounts and time deposits. Total deposits increased $38.3 million or 6.5% to $624.4 million at December 31, 2015 from $586.1 million at December 31, 2014.

Savings and time deposits are the largest sources of funding for the Company's earning assets, making up a combined 59.6% of total deposits. During 2015, time deposits increased $21.4 million, or 12.6% while savings increased $2.2 million, or 1.2%, from year-end 2014. The time deposit increase is primarily due to growth in out-of-market time deposits.

Demand deposit balances increased in 2015 by $11.8 million, or 7.3%, to finish at $173.7 million at year-end 2015 as compared to $161.9 million at year-end 2014. The Company will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly employ both retail and wholesale funds to support earning assets and minimize interest costs.

Borrowed funds. The Company uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, lines of credit from other banks and repurchase agreement borrowings. Borrowed funds increased $20.4 million or 79.9% to $45.8 million at December 31, 2015 from $25.4 million at December 31, 2014. Short-term borrowings increased $21.0 million in order to fund loan growth and purchase treasury shares.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines.

Stockholders’ equity totaled $62.3 million at December 31, 2015, compared to $63.9 million at December 31, 2014, which represents a decrease of 2.4%. Treasury stock increased $6.8 million, or 100.7%, from $6.7 million at December 31, 2014. Retained earnings increased $4.7 million resulting from net income, less cash dividends paid of $2.2 million, or $1.07 per share, year-to-date. Common stock increased $0.7 million or 1.9% to $36.2 million at December 31, 2015 from $35.5 million at December 31, 2014. The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2015, shareholders invested $0.7 million through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 20,393 new shares at an average price of $32.17.

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

	For the Twelve Months Ended December 31,
	2015			2014			2013
(Dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost

Interest-earning assets:
Loans receivable	$494,931	$23,824	4.81%	$455,035	$22,726	4.99%	$415,610	$22,496	5.41%
Investment securities (3)	152,015	4,627	4.11%	158,585	5,023	4.18%	182,942	5,558	3.90%
Interest-bearing deposits with other banks	23,855	144	0.60%	33,119	125	0.38%	38,117	124	0.33%
Total interest-earning assets	670,801	28,595	4.51%	646,739	27,874	4.56%	636,669	28,178	4.67%
Noninterest-earning assets	39,470			24,845			24,278
Total assets	$710,271			$671,584			$660,947
Interest-bearing liabilities:
Interest-bearing demand deposits	$62,064	191	0.31%	$59,484	193	0.32%	$81,941	215	0.26%
Money market deposits	76,034	312	0.41%	75,443	300	0.40%	77,991	303	0.39%
Savings deposits	179,095	542	0.30%	177,958	560	0.31%	178,678	608	0.34%
Certificates of deposit	190,097	2,381	1.25%	180,634	2,580	1.43%	184,539	3,583	1.94%
Borrowings	22,108	394	1.78%	19,567	437	2.23%	20,451	541	2.65%
Total interest-bearing liabilities	529,398	3,820	0.72%	513,086	4,070	0.79%	543,600	5,250	0.97%
Noninterest-bearing liabilities:
Other liabilities	116,218			99,511			63,971
Stockholders' equity	64,655			58,987			53,376
Total liabilities and stockholders' equity	$710,271			$671,584			$660,947
Net interest income		$24,775			$23,804			$22,928
Interest rate spread (1)			3.78%			3.77%			3.71%
Net interest margin (2)			3.94%			3.93%			3.85%
Ratio of average interest-earning assets to average interest-bearing liabilities			126.71%			126.05%			117.12%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities

(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) Tax-equivalent adjustments to interest income for tax-exempt securities were $1,628, $1,611, and $1,568 for 2015, 2014, and 2013, respectively.

Interest Rates and Interest Differential

	2015 versus 2014			2014 versus 2013

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$1,956	$(858)	$1,098	$2,052	$(1,822)	$230
Investment securities	(273)	(123)	(396)	(984)	449	(535)
Interest-bearing deposits with other banks	(45)	64	19	(18)	19	1
Total interest-earning assets	1,638	(917)	721	1,050	(1,354)	(304)

Interest-bearing liabilities:
Interest-bearing demand deposits	8	(10)	(2)	(66)	44	(22)
Money market deposits	2	10	12	(10)	7	(3)
Savings deposits	4	(22)	(18)	(2)	(46)	(48)
Certificates of deposit	127	(326)	(199)	(66)	(937)	(1,003)
Borrowings	51	(94)	(43)	(22)	(82)	(104)
Total interest-bearing liabilities	192	(442)	(250)	(166)	(1,014)	(1,180)

Net interest income	$1,446	$(475)	$971	$1,216	$(340)	$876

Allowance for Loan and Lease Losses. The allowance for loan and lease losses (“ALLL”) represents the amount management estimates is adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries credited to it. The ALLL is established through a provision for loan losses, which is charged to operations. The provision is based on management's periodic evaluation of the adequacy of the ALLL, taking into account the overall risk characteristics of the various portfolio segments, the Company's loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the ALLL, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total ALLL is a combination of a specific allowance for identified problem loans and a general allowance for homogeneous loan pools.

The allowance for loan and lease loss balance as of December 31, 2015 totaled $6.4 million representing a $0.4 million decrease from the end of 2014. For the year of 2015, the provision for loan losses was $0.3 million which represented a decrease of $0.1 million from the $0.4 million provided during 2014. Asset quality is a high priority in our overall business plan as it relates to long-term asset growth projections. During 2015, net charge-offs increased by $0.2 million to $0.8 million compared to $0.6 million in 2014. Two key ratios to monitor asset quality performance are net charge-offs/average loans and the allowance for loan and lease losses/nonperforming loans. At year-end 2015, these ratios were 0.16% and 62.2%, respectively, compared to 0.13% and 75.7% in 2014.

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

Although management uses the best information available to make the determination of the adequacy of the ALLL at December 31, 2015, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a Bank’s ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's ALLL at the dates and for the periods presented.

	For the Years Ended December 31,
(Dollars in thousands)	2015	2014	2013

Allowance balance at beginning of period	$6,846	$7,046	$7,779

Loans charged off:
Commercial and industrial	(280)	(237)	(419)
Real estate-construction	(385)	-	(191)
Real estate-mortgage:
Residential	(425)	(671)	(675)
Commercial	(92)	(260)	-
Consumer installment	(15)	(44)	(45)

Total loans charged off	(1,197)	(1,212)	(1,330)

Recoveries of loans previously charged-off:
Commercial and industrial	207	121	191
Real estate-construction	-	60	33
Real estate-mortgage:
Residential	186	267	107
Commercial	5	40	46
Consumer installment	23	154	24

Total recoveries	421	642	401

Net loans charged off	(776)	(570)	(929)

Provision for loan losses	315	370	196

Allowance balance at end of period	$6,385	$6,846	$7,046

Loans outstanding:
Average	$494,931	$455,035	$415,610
End of period	533,710	470,584	435,725

Ratio of allowance for loan and lease losses to loans outstanding at end of period	1.20%	1.45%	1.62%
Net charge-offs to average loans	0.16%	0.13%	0.22%

The following table illustrates the allocation of the Company's allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2015		2014		2013
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial and industrial	$867	8.0%	$642	12.9%	$614	12.5%
Real estate construction	276	4.2	868	6.4	576	5.9
Mortgage:
Residential	3,139	43.6	3,703	48.4	3,664	48.3
Commercial	2,078	43.4	1,576	31.3	2,170	32.4
Consumer installment	25	0.9	57	1.0	22	0.9

Total	$6,385	100.0%	$6,846	100.0%	$7,046	100.0%

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

TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 30 TDRs with a total balance of $3.1 million as of December 31, 2015 compared to 25 TDRs totaling $2.9 million as of December 31, 2014. Nonperforming loans amounted to $10.3 million or 1.9% of total loans and $9.0 million or 1.9% of total loans at December 31, 2015 and December 31, 2014, respectively. Of the nonperforming loans, 80.9% are secured by real estate as of December 31, 2015 as compared to 92.8% at December 31, 2014.

A major factor in determining the appropriateness of the ALLL is the type of collateral which secures the loans. Although this does not insure against all losses, the real estate provides substantial recovery, even in a distressed-sale and declining-value environment. The Bank’s objective is to work with the borrower to minimize the burden of the debt service and to minimize the future loss exposure to the Company.

The following table summarizes nonperforming assets by category.

	At December 31,
	2015	2014	2013

	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Commercial and industrial	$1,450	$365	$214
Real estate - construction	130	587	-
Real estate-mortgage:
Residential	4,122	5,438	7,566
Commercial	1,842	955	743
Consumer installment	1	2	8
Total nonaccrual loans	7,545	7,347	8,531
Troubled debt restructuring:
Commercial and industrial	509	250	1,352
Real estate - construction	129	-	-
Real estate-mortgage:
Residential	1,398	1,015	987
Commercial	680	265	1,420
Consumer installment	-	6	-
Total troubled debt restructuring	2,716	1,536	3,759
Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	-	-	38
Real estate - construction	-	-	-
Real estate-mortgage:
Residential	2	165	143
Commercial	-	-	-
Consumer installment	-	-	-
Total accruing loans which are contractually past due 90 days or more	2	165	181
Total nonperforming loans	10,263	9,048	12,471
Other real estate owned	1,412	2,590	2,698
Total nonperforming assets	$11,675	$11,638	$15,169
Total nonperforming loans to total loans	1.92%	1.92%	2.82%
Total nonperforming loans to total assets	1.40%	1.34%	1.90%
Total nonperforming assets to total assets	1.59%	1.72%	2.32%

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

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $259,000 in 2015; $207,000 in 2014; and $439,000 in 2013. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2015 Results Compared to 2014 Results

General The Company posted net income of $6.9 million, compared to $7.2 million for the year ended December 31, 2014. On a per share basis, 2015 earnings were $3.39 per diluted share, representing a decrease from the $3.50 per diluted share for the year ended December 31, 2014. The return on average equity for the year ended December 31, 2015, was 10.62% and the Company’s return on average assets was 0.97%.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $1.0 million in 2015 to $24.8 million compared to $23.8 million for 2014. This increase is the result of a $0.7 million increase in interest income and $0.3 million decrease in interest expense. Interest-earning assets averaged $670.8 million during 2015, a year-over-year increase of $24.1 million from $646.7 million for 2014. The Company’s average interest-bearing liabilities increased from $513.1 million in 2014 to $529.4 million in 2015.

The profit margin, or spread, on invested funds is a key performance indicator. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2015 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.94%, compared to 3.93% in 2014.

Interest income Interest income increased $0.7 million to $28.6 million for 2015 which is attributable to a $1.1 million increase in interest and fees on loans. This change was the result of an increase in the average balance of loans receivable, partially offset by a lower yield on the portfolio. The average balance of loans receivable increased by $39.9 million or 8.8% to $494.9 million for the year ended December 31, 2015 as compared to $455.0 million for the year ended December 31, 2014. The loans receivable yield decreased to 4.81% for 2015, from 4.99% in 2014.

Interest on investment securities decreased $0.4 million to $4.6 million for 2015, compared to $5.0 million for 2014. The average balance of investment securities decreased $6.6 million to $152.0 million for the year ended December 31, 2015 as compared to $158.6 million for the year ended December 31, 2014. The investment securities yield slipped 7 basis points to 4.11% for 2015, compared to 4.18% for 2014.

Interest expense Interest expense decreased $0.3 million or 6.1% to $3.8 million for 2015, compared with $4.1 million for 2014. This change in interest expense can be attributed to a 7 basis point decline in the rate paid on these liabilities, partially offset by an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2015 the average balance of interest-bearing liabilities increased by $16.3 million to $529.4 million as compared to $513.1 million for the year ended December 31, 2014. Interest incurred on deposits declined by $0.2 million for the year from $3.6 million in 2014 to $3.4 million for year-end 2015. The change in deposit expense was due to the declining average balance as well as a 6 basis point decline during the year. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined 9.8% from 2014. The decline was due to a 45 basis point decrease in the rate paid on these borrowings during the year.

Loan Loss Provision The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2015 was $0.3 million compared to $0.4 million in 2014. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations. The ratio of the allowance for loan and lease losses to total loans decreased to 1.20% of total loans at December 31, 2015 compared to the 1.45% at December 31, 2014.

During the fourth quarter of 2009, the Company created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. Since its inception, EMORECO has purchased $5.8 million of nonperforming assets.

Noninterest income Noninterest income increased $0.4 million or 12.7% to $4.0 million for 2015 compared to $3.6 million for 2014. The increase is due to increase an increase in earnings on bank-owned life insurance.

Noninterest expense Operating expenses increased $2.2 million, or 12.5% to $20.1 million for 2015 compared to $17.9 million for 2014. Salaries and benefits, other expense, and advertising expense increased $0.9 million, $0.6 million, and $0.2 million, or 10.6%, 22.1%, and 47.7%, respectively. The salaries increased as a result of the addition of key people and pay increases. The primary driver of increase in other expense was an increase in miscellaneous loan expense. Advertising expense increased as a result of strategic branding efforts. These were partially offset by a decrease in loss on other real estate owned of $0.2 million.

Provision for Income Taxes The provision for income taxes decreased by $0.4 million, or 21.6%, to $1.6 million for 2015 from $2.0 million for 2014. The Company’s effective federal income tax rate in 2015 was 18.5% compared to 21.7% in 2014.

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

Noninterest expense Operating expenses increased $1.0 million, or 5.8% to $17.9 million for 2014 compared to $16.9 million for 2013. Salaries and benefits, other expense, and losses on other real estate owned increased $0.9 million, $0.4 million, and $0.2 million, or 11.4%, 15.8%, and 916.7%, respectively. These were partially offset by a decrease in Ohio state franchise tax of $0.3 million, or 44.7%.

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

The following table presents the simulated impact of a 200 basis point upward or 100 basis point downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming the interest-earning asset and interest-bearing liability levels at December 31, 2015 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually from the December 31, 2015 levels for net interest income, and portfolio equity. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2015 for portfolio equity:

	Increase 200 Basis Points	Decrease 100 Basis Points

Net interest income - decrease	(2.8)%	(1.7)%

Portfolio equity - decrease	0.7%	(14.5)%

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

The Company's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2015, cash and cash equivalents totaled $23.8 million or 3.2% of total assets while investment securities classified as available for sale totaled $146.5 million or 19.9% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $7.2 million, $7.5 million, and $9.9 million for 2015, 2014, and 2013, respectively, generated principally from net income of $6.9 million, $7.2 million, and $7.0 million in each of these respective periods.

Investing activities used $59.4 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of loan increases of $63.9 million and investment purchases of $21.9 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $13.5 million and $15.7 million, respectively. For the same period ended 2014, investing activities used $26.7 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of investment purchases of $12.3 million and loan increases of $36.2 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $13.5 million and $8.4 million, respectively. For the same period ended 2013, investing activities used $6.1 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of investment purchases of $25.8 million and loan increases of $29.8 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $25.4 million and $25.1 million, respectively.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2015, net cash provided by financing activities totaled $50.4 million, principally derived from increases in deposit accounts and short-term borrowings of $38.3 million and $21.0 million, respectively, and partially offset by treasury stock purchase of $6.8 million and $2.2 million in cash dividends. During 2014, net cash provided by financing activities totaled $18.7 million, principally derived from increases in deposit accounts and short-term borrowings of $17.3 million and $4.0 million, respectively, and partially offset by $2.1 million in cash dividends. During 2013, net cash used for financing activities totaled $23.0 million, principally derived from a decrease in deposit accounts of $24.5 million and partially offset by $4.3 million increase in short-term borrowings.

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

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 1,057 stockholders of record as of December 31, 2015. The Company’s common stock is traded and authorized for quotation on NASDAQ under the symbol “MBCN.”

The following table shows the high and low bid prices of and cash dividends paid on the Company’s common stock in 2015 and 2014, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

	High Bid	Low Bid	Cash Dividends per share

2015
First Quarter	$34.82	$31.50	$0.26
Second Quarter	$33.65	$31.60	$0.27
Third Quarter	$34.00	$30.20	$0.27
Fourth Quarter	$34.75	$28.90	$0.27

2014
First Quarter	$28.00	$26.00	$0.26
Second Quarter	$30.50	$27.05	$0.26
Third Quarter	$35.70	$28.55	$0.26
Fourth Quarter	$34.50	$33.00	$0.26

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2015, the Company’s internal control over financial reporting was effective.

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

Date: March 9, 2016

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 9, 2016