Form 10-K, Exhibit 13
period 2016-12-31
MIDDLEFIELD BANC CORP
filed 2017-03-15
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Middlefield Banc Corp.

We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of Middlefield Banc Corp.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Middlefield Banc Corp. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Middlefield Banc Corp.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ S.R. Snodgrass P.C.

Cranberry Township, Pennsylvania

March 15, 2017

MIDDLEFIELD BANC CORP.

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except shares)

	December 31,
	2016	2015

ASSETS
Cash and due from banks	$31,395	$22,421
Federal funds sold	1,100	1,329
Cash and cash equivalents	32,495	23,750
Investment securities available for sale, at fair value	114,376	146,520
Loans held for sale	634	1,107
Loans	609,140	533,710
Less allowance for loan and lease losses	6,598	6,385
Net loans	602,542	527,325
Premises and equipment, net	11,203	9,772
Goodwill	4,559	4,559
Core deposit intangibles	36	76
Bank-owned life insurance	13,540	13,141
Other real estate owned	934	1,412
Accrued interest and other assets	7,502	7,477

TOTAL ASSETS	$787,821	$735,139

LIABILITIES
Deposits:
Noninterest-bearing demand	$133,630	$116,498
Interest-bearing demand	59,560	57,219
Money market	74,940	78,856
Savings	172,370	180,653
Time	189,434	191,221
Total deposits	629,934	624,447
Short-term borrowings	68,359	35,825
Other borrowings	9,437	9,939
Accrued interest and other liabilities	3,131	2,624
TOTAL LIABILITIES	710,861	672,835
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 2,640,418 and 2,263,403 shares issued; 2,263,403 and 2.242,025 shares outstanding	47,943	36,191
Retained earnings	41,334	37,236
Accumulated other comprehensive income	1,201	2,395
Treasury stock, at cost; 386,165 shares	(13,518)	(13,518)
TOTAL STOCKHOLDERS' EQUITY	76,960	62,304

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$787,821	$735,139

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

	Year Ended December 31,

	2016	2015	2014
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$25,798	$23,824	$22,726
Interest-bearing deposits in other institutions	53	33	24
Federal funds sold	20	13	14
Investment securities:
Taxable interest	1,106	1,467	1,896
Tax-exempt interest	2,913	3,160	3,127
Dividends on stock	104	98	87
Total interest and dividend income	29,994	28,595	27,874

INTEREST EXPENSE
Deposits	3,618	3,426	3,633
Short-term borrowings	322	194	148
Other borrowings	68	83	118
Trust preferred securities	182	117	171
Total interest expense	4,190	3,820	4,070

NET INTEREST INCOME	25,804	24,775	23,804

Provision for loan losses	570	315	370

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	25,234	24,460	23,434

NONINTEREST INCOME
Service charges on deposit accounts	1,940	1,874	1,876
Investment securities gains, net	303	323	248
Earnings on bank-owned life insurance	403	624	276
Revenue from investment services	415	436	451
Gains on sale of loans	419	329	237
Other income	479	458	500
Total noninterest income	3,959	4,044	3,588

NONINTEREST EXPENSE
Salaries and employee benefits	10,249	9,751	8,817
Occupancy expense	1,252	1,253	1,108
Equipment expense	991	944	963
Data processing costs	1,335	1,071	917
Ohio state franchise tax	632	300	342
Federal deposit insurance expense	438	472	449
Professional fees	1,441	1,247	1,086
(Gain) loss on other real estate owned	(448)	(48)	183
Advertising expenses	734	721	488
Other real estate expenses	329	611	387
Directors fees	413	451	403
Core deposit intangible amortization	40	40	40
Appraiser fees	419	56	-
ATM fees	446	358	371
Other expense	2,601	2,850	2,296
Total noninterest expense	20,872	20,077	17,850

Income before income taxes	8,321	8,427	9,172
Income taxes	1,905	1,562	1,992

NET INCOME	$6,416	$6,865	$7,180

EARNINGS PER SHARE
Basic	$3.04	$3.41	$3.52
Diluted	3.03	3.39	3.50

DIVIDENDS DECLARED PER SHARE	$1.08	$1.07	$1.04

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollar amounts in thousands)

	Year Ended December 31,
	2016	2015	2014

Net income	$6,416	$6,865	$7,180

Other comprehensive (loss) income:
Net unrealized holding (loss) gain on available- for-sale investment securities	(1,505)	91	7,498
Tax effect	511	(31)	(2,549)

Reclassification adjustment for investment securities gains included in net income	(303)	(323)	(248)
Tax effect	103	110	84

Total other comprehensive (loss) income	(1,194)	(153)	4,785

Comprehensive income	$5,222	$6,712	$11,965

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollar amounts in thousands, except shares and dividend per share amount)

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2013	2,221,834	$34,979	$27,465	$(2,237)	$(6,734)	$53,473

Net income			7,180			7,180
Other comprehensive income				4,785		4,785
Dividend reinvestment and purchase plan	19,791	590				590
Stock options exercised		(50)				(50)
Stock-based compensation	400	10				10
Cash dividends ($1.04 per share)			(2,121)			(2,121)

Balance, December 31, 2014	2,242,025	$35,529	$32,524	$2,548	$(6,734)	$63,867

Net income			6,865			6,865
Other comprehensive loss				(153)		(153)
Purchase of treasury stock (196,635 shares)					(6,784)	(6,784)
Dividend reinvestment and purchase plan	20,393	651				651
Stock options exercised	400	(7)				(7)
Stock-based compensation	585	18				18
Cash dividends ($1.07 per share)			(2,153)			(2,153)

Balance, December 31, 2015	2,263,403	$36,191	$37,236	$2,395	$(13,518)	$62,304

Net income			6,416			6,416
Other comprehensive loss				(1,194)		(1,194)
Common stock issuance, net of issuance cost ($697)	360,815	11,210				11,210
Dividend reinvestment and purchase plan	15,300	519				519
Stock options exercised		(6)				(6)
Stock-based compensation	900	29				29
Cash dividends ($1.08 per share)			(2,318)			(2,318)

Balance, December 31, 2016	2,640,418	$47,943	$41,334	$1,201	$(13,518)	$76,960

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31,
	2016	2015	2014
OPERATING ACTIVITIES
Net income	$6,416	$6,865	$7,180
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	570	315	370
Investment securities gains, net	(303)	(323)	(248)
Depreciation and amortization	1,066	1,013	1,049
Amortization of premium and discount on investment securities	119	669	737
Accretion of deferred loan fees, net	(245)	(603)	(237)
Origination of loans held for sale	(19,736)	(17,889)	(6,223)
Proceeds from sale of loans held for sale	20,628	17,549	6,022
Gains on sale of loans	(419)	(329)	(237)
Earnings on bank-owned life insurance	(403)	(624)	(276)
Deferred income taxes	(93)	558	(154)
Stock-based compensation expense	29	18	10
(Gain) loss on other real estate owned	(448)	(48)	183
Other real estate owned writedowns	(19)	102	123
(Increase) decrease in accrued interest receivable	(39)	(292)	40
Increase (decrease) in accrued interest payable	-	80	(49)
Other, net	678	121	(831)
Net cash provided by operating activities	7,801	7,182	7,459

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	23,201	13,497	13,474
Proceeds from sale of securities	9,063	15,686	8,383
Purchases	(1,744)	(21,946)	(12,287)
Increase in loans, net	(76,199)	(63,937)	(36,222)
Proceeds from the sale of other real estate owned	1,607	1,762	832
Purchase of restricted stock	(317)	-	-
Purchase of bank-owned life insurance	-	(4,000)	-
Proceeds from death benefit	575	-	-
Purchase of premises and equipment	(2,166)	(507)	(902)
Net cash used for investing activities	(45,980)	(59,445)	(26,722)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	5,487	38,335	17,276
Increase in short-term borrowings, net	32,534	21,017	3,999
Repayment of other borrowings	(502)	(685)	(985)
Common stock issued	11,210	-	-
Stock options exercised	(6)	(7)	(50)
Proceeds from dividend reinvestment and purchase plan	519	651	590
Purchase of treasury stock	-	(6,784)	-
Cash dividends	(2,318)	(2,153)	(2,121)
Net cash provided by (used for) financing activities	46,924	50,374	18,709

Increase (decrease) in cash and cash equivalents	8,745	(1,889)	(554)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	23,750	25,639	26,193

CASH AND CASH EQUIVALENTS AT END OF YEAR	$32,495	$23,750	$25,639

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$4,190	$3,740	$4,119
Income taxes	1,335	800	2,260

Non-cash investing transactions:
Loans to facilatate the sal of oter real estate owned	$63	$-	$-
Transfers from loans to other real estate owned	$720	638	1,030
Death benefit proceeds not yet not yet received from insurance company	$-	575	-

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Restricted Stock

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2016 and 2015, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2016 or 2015.

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

Mortgage servicing rights were periodically evaluated for impairment, beginning in 2016. Impairment represents the excess of amortized cost over its estimated fair value. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate and original time to maturity. Any impairment is reported as a valuation allowance for an individual tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance will be recorded as an increase to income.

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

For each of the years ended December 31, 2016, 2015, and 2014, the Company recorded no compensation cost related to vested stock options. As of December 31, 2016, there was no unrecognized compensation cost related to unvested stock options.

At year ended December 31, 2016, 900 shares of restricted stock were awarded and immediately vested. At year ended December 31, 2015, 585 shares of restricted stock were awarded and immediately vested. There were no shares of restricted stock issued in 2014.

For the years ended December 31, 2016 and 2015, 500 and 2,175 options were exercised resulting in net proceeds to the participant of $6,000 and $7,000, respectively.

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

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (g) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815). The amendments in this Update apply to all reporting entities for which there is a change in the counterparty to a derivative instrument that has been designated as a hedging instrument under Topic 815. The standards in this Update clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. An entity has an option to apply the amendments in this Update on either a prospective basis or a modified retrospective basis. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In March 2016, the FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815). The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt host. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For entities other than public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In March 2016, the FASB issued ASU 2016-07, Investments – Equity Method and Joint Ventures (Topic 323). The Update affects all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services (that are an output of the entity’s ordinary activities) in exchange for consideration. The amendments in this Update do not change the core principle of the guidance in Topic 606; they simply clarify the implementation guidance on principal versus agent considerations. The amendments in this Update are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09. ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718). The amendments in this Update affect all entities that issue share-based payment awards to their employees. The standards in this Update provide simplification for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as with equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. In addition to those simplifications, the amendments eliminate the guidance in Topic 718 that was indefinitely deferred shortly after the issuance of FASB Statement No. 123 (revised 2004), Share-Based Payment. This should not result in a change in practice because the guidance that is being superseded was never effective. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services in exchange for consideration. The amendments in this Update do not change the core principle for revenue recognition in Topic 606. Instead, the amendments provide (1) more detailed guidance in a few areas and (2) additional implementation guidance and examples based on feedback the FASB received from its stakeholders. The amendments are expected to reduce the degree of judgment necessary to comply with Topic 606, which the FASB expects will reduce the potential for diversity arising in practice and reduce the cost and complexity of applying the guidance. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In May 2016, the FASB issued ASU 2016-11, Revenue Recognition (Topic 605) and Derivative and Hedging (Topic 815), which rescinds SEC paragraphs pursuant to two SEC Staff Announcements at the March 3, 2016, Emerging Issues Task Force meeting. This Update did not have a significant impact on the Company’s financial statements

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606), which among other things clarifies the objective of the collectability criterion in Topic 606, as well as certain narrow aspects of Topic 606. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. This Update is not expected to have a significant impact on the Company’s financial statements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which addresses eight specific cash flow issues with the objective of reducing diversity in practice. Among these include recognizing cash payments for debt prepayment or debt extinguishment as cash outflows for financing activities; cash proceeds received from the settlement of insurance claims should be classified on the basis of the related insurance coverage; and cash proceeds received from the settlement of bank-owned life insurance policies should be classified as cash inflows from investing activities while the cash payments for premiums on bank-owned policies may be classified as cash outflows for investing activities, operating activities, or a combination of investing and operating activities. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s statement of cash flows.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740) (“ASU 2016-16”), which requires recognition of current and deferred income taxes resulting from an intra-entity transfer of any asset (excluding inventory) when the transfer occurs. Consequently, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those annual reporting periods. For all other entities, the amendments are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual periods beginning after December 15, 2019. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. That is, earlier adoption should be in the first interim period if an entity issues interim financial statements. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810) (“ASU 2016-17”), which amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The primary beneficiary of a VIE is the reporting entity that has a controlling financial interest in a VIE and, therefore, consolidates the VIE. A reporting entity has an indirect interest in a VIE if it has a direct interest in a related party that, in turn, has a direct interest in the VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. This Update is not expected to have a significant impact on the Company’s financial statements.

In October 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”), which requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s statement of cash flows.

In December 2016, the FASB issued ASU 2016-19, Technical Corrections and Improvements, which represents changes to clarify, correct errors, or make minor improvements to the Accounting Standards Codification. The amendments make the Accounting Standards Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. Most of the amendments in this Update do not require transition guidance and are effective upon issuance of this Update. This Update is not expected to have a significant impact on the Company’s financial statements.

In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers “ASU 2016-20”. This Update, among others things, clarifies that guarantee fees within the scope of Topic 460, Guarantees, (other than product or service warranties) are not within the scope of Topic 606. The effective date and transition requirements for ASU 2016-20 are the same as the effective date and transition requirements for the new revenue recognition guidance. For public entities with a calendar year-end, the new guidance is effective in the quarter and year beginning January 1, 2018. For all other entities with a calendar year-end, the new guidance is effective in the year ending December 31, 2019, and interim periods in 2020. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business “ASU 2017-01”, which provides a more robust framework to use in determining when a set of assets and activities (collectively referred to as a “set”) is a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. All other entities should apply the amendments to annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The amendments in this Update should be applied prospectively on or after the effective date. This Update is not expected to have a significant impact on the Company’s financial statements.

Accounting Standards Update 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323), Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings

In January 2017, the FASB issued ASU 2017-03, Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323), Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings. This ASU adds an SEC paragraph to the Codification following an SEC Staff Announcement about applying Staff Accounting Bulletin (SAB) Topic 11.M. Specifically this announcement applies to ASU No. 2014- 09, Revenue from Contracts with Customers (Topic 606); ASU No. 2016-02, Leases (Topic 842); and ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. A registrant should evaluate ASUs that have not yet been adopted to determine the appropriate financial statement disclosures about the potential material effects of those ASUs on the financial statements when adopted. If a registrant does not know or cannot reasonably estimate the impact that adoption of the ASUs referenced in this announcement are expected to have on the financial statements, then in addition to making a statement to that effect, that registrant should consider additional qualitative financial statement disclosures to assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted. In this regard, the SEC staff expects the additional qualitative disclosures to include a description of the effect of the accounting policies that the registrant expects to apply, if determined, and a comparison to the registrant’s current accounting policies. Also, a registrant should describe the status of its process to implement the new standards and the significant implementation matters yet to be addressed. The amendments in this Update are effective immediately.

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

	2016	2015	2014
Weighted-average common shares outstanding	2,494,022	2,251,365	2,231,165

Average treasury stock shares	(386,165)	(236,399)	(189,530)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,107,857	2,014,966	2,041,635

Additional common stock equivalents used to calculate diluted earnings per share	11,357	9,154	7,871

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,119,214	2,024,120	2,049,506

Options to purchase 29,324 shares of common stock at prices ranging from $17.55 to $37.48 were outstanding during the year ended December 31, 2016. Of those options, 29,324 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2016.  The remaining options had no dilutive effect on the earnings per share.

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

3.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost, gross gains and losses and fair values of securities available for sale are as follows:

	December 31, 2016
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$10,158	$174	$(96)	$10,236
Obligations of states and political subdivisions:
Taxable	1,615	129	(4)	1,740
Tax-exempt	78,327	1,678	(522)	79,483
Mortgage-backed securities in government-sponsored entities	20,128	202	(261)	20,069
Private-label mortgage-backed securities	1,579	130	-	1,709
Total debt securities	111,807	2,313	(883)	113,237
Equity securities in financial institutions	750	389	-	1,139
Total	$112,557	$2,702	$(883)	$114,376

	December 31, 2015
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$21,655	$245	$(271)	$21,629
Obligations of states and political subdivisions:
Taxable	1,989	134	-	2,123
Tax-exempt	91,940	3,402	(175)	95,167
Mortgage-backed securities in government-sponsored entities	24,480	316	(272)	24,524
Private-label mortgage-backed securities	2,079	184	-	2,263
Total debt securities	142,143	4,281	(718)	145,706
Equity securities in financial institutions	750	64	-	814
Total	$142,893	$4,345	$(718)	$146,520

The amortized cost and fair value of debt securities at December 31, 2016, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$3,693	$3,759
Due after one year through five years	9,487	9,796
Due after five years through ten years	11,870	12,248
Due after ten years	86,757	87,434

Total	$111,807	$113,237

Investment securities with an approximate carrying value of $60.3 million and $68.8 million at December 31, 2016 and 2015, respectively, were pledged to secure deposits and other purposes as required by law.

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31, 2016 through 2014, are as follows (in thousands):

	2016	2015	2014
Proceeds from sales	$9,063	$15,686	$8,383
Gross realized gains	309	440	306
Gross realized losses	(6)	(117)	(58)

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2016
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$3,803	$(47)	$1,316	$(49)	$5,119	$(96)
Obligations of states and political subdivisions
Tax-exempt	23,554	(522)	-	-	23,554	(522)
Taxable	502	(4)	-	-	502	(4)
Mortgage-backed securities in government-sponsored entities	9,066	(126)	4,438	(135)	13,504	(261)
Total	$36,925	$(699)	$5,754	$(184)	$42,679	$(883)

	December 31, 2015
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$3,818	$(57)	$10,872	$(214)	$14,690	$(271)
Obligations of states and political subdivisions
Tax-exempt	1,268	(9)	9,394	(166)	10,662	(175)
Mortgage-backed securities in government-sponsored entities	8,725	(86)	6,685	(186)	15,410	(272)
Total	$13,811	$(152)	$26,951	$(566)	$40,762	$(718)

There were 67 securities that were considered temporarily impaired at December 31, 2016.

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

The Company has asserted that at December 31, 2016 and 2015, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other than temporary and is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.5% of the total available-for-sale portfolio as of December 31, 2016, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses on a quarterly basis. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

4.	LOANS AND RELATED ALLOWANCE FOR LOAN LOSSES

Major classifications of loans at December 31 are summarized as follows (in thousands):

	2016	2015

Commercial and industrial	$60,630	$42,536
Real estate - construction	23,709	22,137
Real estate - mortgage:
Residential	270,830	232,478
Commercial	249,490	231,701
Consumer installment	4,481	4,858
	609,140	533,710
Less allowance for loan and lease losses	(6,598)	(6,385)

Net loans	$602,542	$527,325

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin, Sunbury and Westerville, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2016 and 2015, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses as of December 31, 2016 and 2015 (in thousands):

			Real Estate- Mortgage
December 31, 2016	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,190	$913	$3,135	$7,187	$5	$12,430
Collectively evaluated for impairment	59,440	22,796	267,695	242,303	4,476	596,710
Total loans	$60,630	$23,709	$270,830	$249,490	$4,481	$609,140

			Real estate- Mortgage
December 31, 2015	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,808	$1,787	$3,881	$6,199	$6	$13,681
Collectively evaluated for impairment	40,728	20,350	228,597	225,502	4,852	520,029
Total loans	$42,536	$22,137	$232,478	$231,701	$4,858	$533,710

			Real Estate- Mortgage
December 31, 2016	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$90	$-	$251	$186	$-	$527
Collectively evaluated for impairment	358	172	2,567	2,949	25	6,071
Total ending allowance balance	$448	$172	$2,818	$3,135	$25	$6,598

			Real Estate- Mortgage
December 31, 2015	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$388	$130	$276	$39	$-	$833
Collectively evaluated for impairment	479	146	2,863	2,039	25	5,552
Total ending allowance balance	$867	$276	$3,139	$2,078	$25	$6,385

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

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2016
Impaired Loans

	Recorded	Unpaid Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$319	$318	$-
Real estate - construction	913	909	-
Real estate - mortgage:
Residential	2,142	2,140	-
Commercial	2,031	2,027	-
Total	$5,405	$5,394	$-

With an allowance recorded:
Commercial and industrial	$871	868	$90
Real estate - construction	-	-	-
Real estate - mortgage:
Residential	993	991	251
Commercial	5,156	5,147	186
Consumer installment	5	5	-
Total	$7,025	$7,011	$527

Total:
Commercial and industrial	$1,190	$1,186	$90
Real estate - construction	913	909	-
Real estate - mortgage:
Residential	3,135	3,131	251
Commercial	7,187	7,174	186
Consumer installment	5	5	-
Total	$12,430	$12,405	$527

December 31, 2015
Impaired Loans

	Recorded	Unpaid Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$1,027	$1,025	$-
Real estate - construction	1,657	1,651	-
Real estate - mortgage:
Residential	2,445	2,443	-
Commercial	2,337	2,335	-
Consumer installment	-	-	-
Total	$7,466	$7,454	$-

With an allowance recorded:
Commercial and industrial	$781	$781	$388
Real estate - construction	130	130	130
Real estate - mortgage:
Residential	1,436	1,436	276
Commercial	3,862	3,846	39
Consumer installment	6	6	-
Total	$6,215	$6,199	$833

Total:
Commercial and industrial	$1,808	$1,806	$388
Real estate - construction	1,787	1,781	130
Real estate - mortgage:
Residential	3,881	3,879	276
Commercial	6,199	6,181	39
Consumer installment	6	6	-
Total	$13,681	$13,653	$833

The tables above include troubled debt restructuring totaling $6.7 million and $3.1 million as of December 31, 2016 and 2015, respectively.

The following table presents interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2016		As of December 31, 2015		As of December 31, 2014

	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized

Commercial and industrial	$1,211	$35	$1,468	$100	$1,989	$85
Real estate - construction	1,281	62	2,407	115	3,631	154
Real estate - mortgage:
Residential	3,529	178	4,356	160	5,331	171
Commercial	7,384	553	5,203	350	5,998	229
Consumer installment	6	11	6	-	11	1
Total	$13,410	$839	$13,440	$725	$16,960	$640

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

The following tables present the number of loan modifications by class, the corresponding recorded investment, and the subsequently defaulted modifications (in thousands):

	December 31, 2016
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial and industrial	5	-	5	$610	$610
Residential real estate	4	-	4	166	166
Commercial real estate	1	-	1	311	311

	December 31, 2015
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial and industrial	6	-	6	$434	$434
Real estate construction	1	-	1	181	181
Residential real estate	5	1	6	515	535
Commercial real estate	1	-	1	270	270

	December 31, 2014
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Residential real estate	3	-	3	$140	$140
Commercial real estate	1	-	1	48	48
Consumer	1	-	1	6	6

	December 31, 2016
	Number of	Recorded
Troubled Debt Restructurings subsequently defaulted	Contracts	Investment
Commercial and industrial	2	$7
Real estate construction	1	-
Residential real estate	4	278
Commercial real estate	1	119

	December 31, 2015
	Number of	Recorded
Troubled Debt Restructurings subsequently defaulted	Contracts	Investment
Commercial and industrial	2	$14
Real estate construction	1	130

	December 31, 2014
	Number of	Recorded
Troubled Debt Restructurings subsequently defaulted	Contracts	Investment
Residential real estate	1	$15

Management uses a nine-point internal risk-rating system to monitor the credit quality of the overall loan portfolio. The first five categories are considered not criticized and are aggregated as pass rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification.  Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected.  All loans greater than 90 days past due are considered Substandard.   Any portion of a loan that has been charged off is placed in the Loss category.

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

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system as of December 31, 2016 and 2015 (in thousands):

		Special			Total
	Pass	Mention	Substandard	Doubtful	Loans
December 31, 2016

Commercial and industrial	$58,539	$663	$1,428	$-	$60,630
Real estate - construction	23,541	144	24	-	23,709
Real estate - mortgage:
Residential	264,481	428	5,921	-	270,830
Commercial	240,678	4,422	4,390	-	249,490
Consumer installment	4,467	-	14	-	4,481
Total	$591,706	$5,657	$11,777	$-	$609,140

		Special			Total
	Pass	Mention	Substandard	Doubtful	Loans
December 31, 2015

Commercial and industrial	$40,560	$242	$1,734	$-	$42,536
Real estate - construction	22,007	-	-	130	22,137
Real estate - mortgage:
Residential	225,945	728	5,805	-	232,478
Commercial	219,331	4,327	8,043	-	231,701
Consumer installment	4,854	-	4	-	4,858
Total	$512,697	$5,297	$15,586	$130	$533,710

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans and nonaccrual loans as of December 31, 2016 and 2015 (in thousands):

		30-59 Days	60-89 Days	90 Days+	Total	Total
	Current	Past Due	Past Due	Past Due	Past Due	Loans
December 31, 2016

Commercial and industrial	$60,407	$17	$2	$204	$223	$60,630
Real estate - construction	23,709	-	-	-	-	23,709
Real estate - mortgage:
Residential	268,041	1,909	207	673	2,789	270,830
Commercial	249,081	92	-	317	409	249,490
Consumer installment	4,465	-	10	6	16	4,481
Total	$605,703	$2,018	$219	$1,200	$3,437	$609,140

		30-59 Days	60-89 Days	90 Days+	Total	Total
	Current	Past Due	Past Due	Past Due	Past Due	Loans
December 31, 2015

Commercial and industrial	$41,544	$225	$26	$741	$992	$42,536
Real estate - construction	22,137	-	-	-	-	22,137
Real estate - mortgage:
Residential	229,725	1,482	92	1,179	2,753	232,478
Commercial	230,903	189	-	609	798	231,701
Consumer installment	4,837	16	3	2	21	4,858
Total	$529,146	$1,912	$121	$2,531	$4,564	$533,710

The following tables present the classes of the loan portfolio summarized by nonaccrual loans and loans 90 days or more past due and still accruing as of December 31, 2016 and 2015 (in thousands):

		90+ Days Past
	Nonaccrual	Due and Accruing
December 31, 2016

Commercial and industrial	$454	$-
Real estate - construction	-	-
Real estate - mortgage:
Residential	4,034	-
Commercial	1,409	-
Consumer installment	6	-
Total	$5,903	$0

		90+ Days Past
	Nonaccrual	Due and Accruing
December 31, 2015

Commercial and industrial	$1,450	$-
Real estate - construction	130	-
Real estate - mortgage:
Residential	4,122	-
Commercial	1,842	-
Consumer installment	1	2
Total	$7,545	$2

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $309,000 in 2016, $259,000 in 2015, and $207,000 in 2014.

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

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2015	$867	$276	$3,139	$2,078	$25	$6,385
Charge-offs	(237)	-	(414)	(70)	(22)	(743)
Recoveries	90	-	141	140	15	386
Provision	(272)	(104)	(48)	987	7	570
ALLL balance at December 31, 2016	$448	$172	$2,818	$3,135	$25	$6,598

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2014	$642	$868	$3,703	$1,576	$57	$6,846
Charge-offs	(280)	(385)	(425)	(92)	(15)	(1,197)
Recoveries	207	-	186	5	23	421
Provision	298	(207)	(325)	589	(40)	315
ALLL balance at December 31, 2015	$867	$276	$3,139	$2,078	$25	$6,385

The decrease in the ALLL balance for commercial and industrial loans was largely due to a $237,000 charge off. The decrease in the ALLL balance for residential real estate was largely due to aggregate charge offs of $414,000 of loans secured by first liens. The increase in the ALLL balance for commercial real estate is mostly due to the 7.7% growth in the portfolio.

5.	OTHER REAL ESTATE OWNED (“OREO”)

OREO comprises foreclosed assets acquired in settlement of loans and is carried at fair value less estimated cost to sell and is included in other real estate owned on the Consolidated Balance Sheet. As of December 31, 2016 and December 31, 2015, there were $934,000 and $1,412,000, respectively, of OREO. As of December 31, 2016, the Company has initiated formal foreclosure proceedings on $1.0 million of real estate.

6.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31:

(Dollar amounts in thousands)	2016	2015

Land and land improvements	$2,891	$1,943
Building and leasehold improvements	12,081	11,414
Furniture, fixtures, and equipment	5,404	4,853
	20,376	18,210
Less accumulated depreciation and amortization	9,173	8,438

Total	$11,203	$9,772

Depreciation and amortization charged to operations was $735,000 in 2016, $715,000 in 2015, and $750,000 in 2014.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $4,559,000 at the years ended December 31, 2016, and 2015. Core deposit intangible carrying amount was $36,000 and $76,000 for the years ended December 31, 2016, and 2015, respectively. Core deposit accumulated amortization was $360,000 and $320,000 for the years ended December 31, 2016, and 2015.

Core deposit intangible assets are amortized on a straight-line basis over their estimated lives of ten years. Amortization expense totaled $40,000 in 2016, 2015, and 2014, respectively. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2016, is $36,000 in 2017.

8.	OTHER ASSETS

The components of other assets at the years ended December 31:

(Dollar amounts in thousands)	2016	2015

Restricted stock	$2,204	$1,887
Accrued interest on investment securities	812	1,010
Accrued interest on loans	1,614	1,377
Deferred tax asset, net	1,607	959
Other	1,265	2,244

Total	$7,502	$7,477

9.	DEPOSITS

Time deposits at December 31, 2016, mature $76.8 million, $16.3 million, $8.4 million, $46.5 million, and $41.4 million during 2017, 2018, 2019, 2020, and 2021, respectively.

The aggregate of all time deposit accounts of $250,000 or more amounted to $27.8 million and $29.0 million at December 31, 2016 and 2015, respectively.

10.	SHORT-TERM BORROWINGS

The year ended December 31 outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2016	2015

Balance at year-end	$68,359	$35,825
Average balance outstanding	37,130	11,768
Maximum month-end balance	68,359	35,825
Weighted-average rate at year-end	0.61%	1.37%
Weighted-average rate during the year	0.89%	1.65%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $6.0 million line of credit at an adjustable rate, currently 4.00%, a $10.0 million line of credit at an adjustable rate, currently at 3.93%, and a $4.0 million line of credit at an adjustable rate, currently 4.03%. At December 31, 2016, 2015, and 2014, outstanding borrowings under these lines were $0, $9.5 million, and $3.1 million, respectively.

The following table provides additional detail regarding short-term borrowed funds.

	Repurchase Agreements (Sweep) Accounted for as
	Secured Borrowings
	(in thousands)
	Overnight and Continuous
	December 31, 2016	December 31, 2015
Repurchase agreements:
Mortgage-backed securities in government sponsored entities	$2,667	$1,877
Tax-exempt obligations of states and political subdivisions	968	-
U.S. Government agency securities	-	1,052
Gross amount of recognized liabilities	$3,635	$2,929

11.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

			Weighted-	Stated interest
(Dollar amounts in thousands)	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2016	2015
Fixed-rate amortizing	07/01/17	10/01/28	4.02%	2.99%	4.47%	$1,189	$1,691
Junior subordinated debt	12/21/37	12/21/37	2.20%	2.20	2.20	8,248	8,248

Total						$9,437	$9,939

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
		Weighted-
Year Ending December 31,	Amount	Average Rate
2017	373	4.00%
2018	252	4.02%
2019	155	4.04%
2020	116	4.04%
2021	87	4.05%
Beyond 2021	8,454	2.25%

Total	$9,437	2.37%

Fixed-rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent pay-down of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent pay-down. Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $184.9 million at December 31, 2016.

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

12.	OTHER LIABILITIES

The components of other liabilities are as follows:

	2016	2015
(Dollar amounts in thousands)
Accrued interest payable	$395	$395
Supplemental Executive Retirement Plan	1,125	1,091
Accrued salary expense	768	689
Other	843	449

Total	$3,131	$2,624

13.	INCOME TAXES

The provision for federal income taxes consists of:

(Dollar amounts in thousands)	2016	2015	2014

Current payable	$1,998	$1,004	$2,146
Deferred	(93)	558	(154)

Total provision	$1,905	$1,562	$1,992

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(Dollar amounts in thousands)	2016	2015

Deferred tax assets:
Allowance for loan and lease losses	$2,243	$2,171
Supplemental retirement plan	382	371
Investment security basis adjustment	66	66
Nonaccrual interest income	456	415
Deferred origination fees, net	-	12
OREO adjustments	26	92
Accrued compensation	261	234
Other	82	23
Gross deferred tax assets	3,516	3,384

Deferred tax liabilities:
Premises and equipment	445	514
Net unrealized gain on securities	618	1,233
FHLB stock dividends	225	225
Intangibles	449	401
Mortgage servicing rights	103	68
Deferred origination fees, net	63	-
Other	6	44
Gross deferred tax liabilities	1,909	2,485

Net deferred tax assets	$1,607	$899

No valuation allowance was established at December 31, 2016 and 2015, in view of the Company’s ability to carry back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

(Dollar amounts in thousands)	2016			2015			2014
		% of			% of			% of
		Pretax			Pretax			Pretax
	Amount	Income		Amount	Income		Amount	Income

Provision at statutory rate	$2,829	34.0	% $	2,866	34.0	% $	3,119	34.0%
Tax-free income	(1,177)	(14.1)		(1,347)	(15.9)		(1,187)	(12.9)
Nondeductible interest expense	32	0.4		34	0.4		37	0.4
Nondeductible merger-related expense	186	2.2		-	0.0		-	0.0
Other	35	0.4		9	0.0		23	0.2

Actual tax expense and effective rate	$1,905	22.9	% $	1,562	18.5	% $	1,992	21.7%

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

At December 31, 2016 and December 31, 2015, the Company had no unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the state of Ohio, and the Bank is subject to a capital‐based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before December 31, 2013.

14.	EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank with more than one year of service. The Bank’s contributions to the plans are based on 50 percent matching of voluntary contributions up to 6 percent of compensation. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for 2016, 2015, and 2014, to these plans amounted to $156,000, $156,000, and $143,000, respectively.

Supplemental Retirement Plan

Until 2001, MBC maintained a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who had completed five or more years of service. The plan required payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the projected payments for the Directors’ Retirement Plan for the years ended:

Projected Payments

2017	$23,000
2018	18,000
2019	12,000
2020	10,000
2021	2,000
Total	$65,000

The retirement plan is available solely for nonemployee directors of The Middlefield Banking Company, but the Bank has not entered into any additional retirement arrangements for nonemployee directors since 2001. All director participants have retired.

Executive Deferred Compensation Plan

The Company maintains an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management. The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to several officers, with contributions made solely by the Bank. During 2016, 2015, and 2014, the Company contributed $99,000, $65,000, and $115,000, respectively, to the Plan.

Stock Option and Restricted Stock Plan

The Company maintains a stock option and restricted stock plan (“the Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock to key officers and employees and nonemployee directors of the Company. A total of 160,000 shares of authorized and unissued or issued common stock were reserved for issuance under the Plan, which expires ten years from the date of board approval of the plan. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.

The following table presents share data related to the outstanding options:

		Weighted-		Weighted-
		average		average
		Exercise		Exercise
	2016	Price	2015	Price

Outstanding, January 1	$31,949	$25.03	$46,451	$27.90
Expired	(2,125)	40.24	(10,802)	36.93
Exercised	(500)	23.00	(2,175)	21.31
Forfeited	-	-	(1,525)	33.53

Outstanding, December 31	$29,324	$23.67	$31,949	$25.03

Exercisable, December 31	$29,324	$23.67	$31,949	$25.03

The following table summarizes the characteristics of stock options at December 31, 2016:

		Outstanding			Exercisable
			Contractual	Average		Average
	Exercise		Average	Exercise		Exercise
Grant Date	Price	Shares	Life	Price	Shares	Price

May 16, 2007	37.48	1,337	0.36	37.48	1,337	37.48
December 10, 2007	37.00	1,950	0.93	37.00	1,950	37.00
January 2, 2008	36.25	1,337	1.00	36.25	1,337	36.25
November 10, 2008	23.00	16,500	1.85	23.00	16,500	23.00
May 9, 2011	17.55	8,200	4.35	17.55	8,200	17.55

		29,324			29,324

No options were granted for the years ended December 31, 2016 and 2015. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.

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

(Dollar amounts in thousands)	2016	2015

Commitments to extend credit	$161,646	$112,134
Standby letters of credit	1,416	4,404

Total	$163,062	$116,538

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

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward contracts for the future delivery of these mortgage loans are considered derivatives. It is the Company’s practice to enter into the forward contracts for the future purchase of mortgage-backed securities when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not formally designated as hedge relationships. The derivative assets and liabilities are considered immaterial as of December 31, 2016. Associated income and expense is reported in gains on sale of loans.

Leasing Arrangements

The Company leases certain of its banking facilities under operating leases which contain certain renewal options. As of December 31, 2016, approximate future minimum rental payments, including the renewal options under these leases, are as follows (in thousands):

2017	$324
2018	325
2019	320
2020	332
2021	321
Thereafter	1,749
$3,371

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions and assume that all renewal option periods will be exercised by the Company. Rent expense approximated $285,000, $288,000, and $269,000 for the years ended December 31, 2016, 2015, and 2014, respectively.

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

Cash Requirements

The Cleveland district Federal Reserve Bank requires the Company to maintain certain average reserve balances. As of December 31, 2016 and 2015, the Bank had required reserves of $8.2 million and $6.9 million comprising vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula the amount available for payment of dividends for 2016 approximates $8.4 million plus 2017 profits retained up to the date of the dividend declaration. As a condition to the ODFI’s approval of the merger of Liberty Bank, N.A. into MBC, until the second anniversary of the merger, that is until January 12, 2019, MBC will have to obtain the ODFI’s advance approval for dividend payments to the Company.

17.	REGULATORY CAPITAL

The Bank and Company are subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Management believes as of December 31, 2016, the Bank and Company have met all capital adequacy requirements to which they are subject.

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

The Basel III Capital Rules became effective for the Bank on January 1, 2015 and certain provisions are subject to a phase-in period. The implementation of the capital conservation buffer began January 1, 2016 at the 0.625% level and will be phased in over a four -year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Bank. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The following tables present actual and required capital ratios as of December 31, 2016 and 2015, under the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	As of December 31, 2016
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	9.46%	13.03%	13.03%	14.25%
Middlefield Banc Corp.	9.27%	13.07%	13.07%	15.75%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

	As of December 31, 2015
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	9.23%	12.52%	12.52%	13.73%
Middlefield Banc Corp.	8.69%	12.00%	12.00%	13.20%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

18.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

The following tables present the assets measured on a recurring basis on the Consolidated Balance Sheet at their fair value as of December 31, 2016 and 2015, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2016

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$10,236	$-	$10,236
Obligations of states and political subdivisions	-	81,223	-	81,223
Mortgage-backed securities in government- sponsored entities	-	20,069	-	20,069
Private-label mortgage-backed securities	-	1,709	-	1,709
Total debt securities	-	113,237	-	113,237
Equity securities in financial institutions	-	1,139	-	1,139
Total	$-	$114,376	$-	$114,376

		December 31, 2015

	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$21,629	$-	$21,629
Obligations of states and political subdivisions	-	97,290	-	97,290
Mortgage-backed securities in government- sponsored entities	-	24,524	-	24,524
Private-label mortgage-backed securities	-	2,263	-	2,263
Total debt securities	-	145,706	-	145,706
Equity securities in financial institutions	-	814	-	814
Total	$-	$146,520	$-	$146,520

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

		December 31, 2016

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$6,498	$6,498
Other real estate owned	-	-	511	511

		December 31, 2015

	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$12,848	$12,848
Other real estate owned	-	-	1,412	1,412

The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2016
Impaired loans	$4,928	Discounted cash flow	Discount rate	3.1%	to	7.0%	(5.1%)
	1,570	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0%	to	59.7%	(28.2%)

Other real estate owned	$511	Appraisal of collateral (1)	Appraisal adjustments (2)	0%	to	10.0%

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2015
Impaired loans	$6,867	Discounted cash flow	Discount rate	3.1%	to	7.9%	(5.0%)
	$5,981	Appraisal of collateral (1)	Appraisal adjustment (2)	0.0%	to	87.1%	(23.3%)

Other real estate owned	$1,412	Appraisal of collateral (1)	Appraisal adjustments (2)	0%	to	10.0%	(7.3%)

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs which are not identifiable.
(2)

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2016
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$32,495	$32,495	$-	$-	$32,495
Investment securities available for sale	114,376	-	114,376	-	114,376
Loans held for sale	634	-	634	-	634
Net loans	602,542	-	-	604,447	604,447
Bank-owned life insurance	13,540	13,540	-	-	13,540
Restricted stock	2,204	2,204	-	-	2,204
Accrued interest receivable	2,426	2,426	-	-	2,426

Financial liabilities:
Deposits	$629,934	$440,500	$-	$189,871	$630,371
Short-term borrowings	68,359	68,359	-	-	68,359
Other borrowings	9,437	-		9,512	9,512
Accrued interest payable	395	395	-	-	395

	December 31, 2015
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$23,750	$23,750	$-	$-	$23,750
Investment securities available for sale	146,520	-	146,520	-	146,520
Loans held for sale	1,107	-	1,107	-	1,107
Net loans	527,325	-	-	534,021	534,021
Bank-owned life insurance	13,141	13,141	-	-	13,141
Restricted stock	1,887	1,887	-	-	1,887
Accrued interest receivable	2,387	2,387	-	-	2,387

Financial liabilities:
Deposits	$624,447	$433,226	$-	$191,747	$624,973
Short-term borrowings	35,825	35,825	-	-	35,825
Other borrowings	9,939	-	-	10,063	10,063
Accrued interest payable	395	395	-	-	395

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

The following table presents the changes in accumulated other comprehensive income by component net of tax:

Unrealized gains on
available-for-sale
(Dollars in thousands)	securities (a)
Balance as of December 31, 2015	$2,395
Other comprehensive loss before reclassification	(994)
Amount reclassified from accumulated other comprehensive income	(200)
Period change	(1,194)
Balance at December 31, 2016	$1,201

(a)	All amounts are net of tax. Amounts in parentheses indicate debits.

The following tables present significant amounts reclassified out of each component of accumulated other comprehensive income (loss):

(Dollars in thousands)	Amount Reclassified from Accumulated Other Comprehensive Income (a)	Affected Line Item in the Statement Where Net Income is
Details about other comprehensive income	December 31, 2016	Presented
Unrealized gains on available-for-sale securities
	$303	Investment securities gains, net
	(103)	Income taxes
	$200	Net of tax

(Dollars in thousands)	Amount Reclassified from Accumulated Other Comprehensive Income (a)	Affected Line Item in the Statement Where Net Income is
Details about other comprehensive income	December 31, 2015	Presented
Unrealized gains on available-for-sale securities
	$323	Investment securities gains, net
	(110)	Income taxes
	$213	Net of tax

(a)	Amounts in parentheses indicate debits to net income

20.	SUBSEQUENT EVENT

On January 12, 2017, we completed our acquisition of Liberty Bank, N.A. ("Liberty"), pursuant to a previously announced definitive merger agreement. Under the terms of the merger agreement, Liberty shareholders received $37.96 in cash or 1.1934 shares of Middlefield’s common stock in exchange for each share of Liberty common stock they owned immediately prior to the merger. Middlefield issued approximately 557,079 shares its common stock in the merger and the aggregate merger consideration was approximately $43.1 million. Upon closing, Liberty was merged into MBC, and its three full-service bank offices, in Twinsburg, in northern Summit County, and in Beachwood and Solon in eastern Cuyahoga County, became offices of MBC. The systems integration of Liberty into MBC was completed in February.

Middlefield Banc Corp

Unaudited Pro Forma Combined Consolidated Condensed Balance Sheet

As of December 31, 2016

(Dollars in Thousands, Except Per Share Amounts)

December 31, 2016

ASSETS
Cash and due from banks	$52,718
Fed funds sold	1,100
Cash and cash equivalents	53,818
Investment securities available for sale, at fair value	113,796
Loans held for sale	992
Loans	807,450
Less allowance for loan and lease losses	6,598
Net loans	800,852
Premises and equipment, net	11,535
Goodwill	13,807
Core deposit intangibles	3,123
Bank owned life insurance	15,193
Other real estate owned	934
Accrued interest and other assets	10,310
TOTAL ASSETS	$1,024,360

LIABILITIES
Noninterest-bearing demand	$171,711
Interest-bearing demand	83,759
Money market	170,155
Savings	182,364
Time	220,697
Total deposits	828,686
Short-term borrowings	68,359
Other borrowings	21,437
Accrued interest and other liabilities	7,434
TOTAL LIABILITIES	$925,916

EQUITY
Common stock	$69,502
Surplus / additional paid in capital	-
Retained earnings	41,259
Accumulated other comprehensive income	1,201
Treasury stock	(13,518)
TOTAL STOCKHOLDERS' EQUITY	$98,444
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,024,360

Middlefield Banc Corp

Unaudited Pro Forma Combined Consolidated Condensed Statement of Income

For the Twelve Months Ended December 31, 2016 and 2015

(Dollars in Thousands, Except Per Share Amounts)

	Year Ended December 31, 2016	Year-Ended December 31, 2015

INTEREST INCOME

Interest and fees on originated loans	$35,308	$31,986
Interest bearing deposits in other institutions	210	124
Federal funds sold	20	13
Investment securities	4,019	4,627
Dividends on stock	138	164

Total interest income	39,695	36,914

INTEREST EXPENSE

Deposits	4,315	4,265
Short term borrowings	322	194
Other borrowings	560	575
Trust preferred securities	182	117

Total interest expense	5,379	5,151

Net interest income	34,316	31,763

Provision for loan and lease losses	570	315

Net interest income after provision for loan and lease losses	33,746	31,448

NONINTEREST INCOME

Service charges on deposit accounts	2,266	2,156
Investment securities gains, net	303	323
Earnings on bank-owned life insurance	430	678
Gains on sale of loans	1,257	805
Other income	1,229	1,224

Total noninterest income	5,485	5,186

NONINTEREST EXPENSE

Salaries and employee benefits	14,523	13,454
Occupancy expense	1,762	1,746
Equipment expense	1,206	1,156
Data processing costs	1,931	1,489
Core deposit intangible amortization	382	382
Other expense	8,919	8,453

Total noninterest expense	28,723	26,680

Income before taxes	10,508	9,954
Income taxes	2,473	1,954

NET INCOME	$8,035	$8,000

Less: Income attributable to common stock subject to possible conversion	-	-
Pro forma net income attributable to common stock not subject to possible conversion	$8,035	$8,000

Pro forma net income per common share - basic	$3.02	$3.11
Pro forma net income per common share - diluted	3.00	3.10

Weighted average number of shares outstanding - basic	2,664,936	2,572,045
Weighted average number of shares outstanding - diluted	2,676,293	2,581,199

21.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2016	2015
ASSETS
Cash and due from banks	$2,543	$1,329
Investment securities available for sale	1,139	814
Investment in nonbank subsidiary	2,360	2,418
Investment in subsidiary bank	76,365	73,061
Other assets	2,837	2,475

TOTAL ASSETS	$85,244	$80,097

LIABILITIES
Trust preferred securities	$8,248	$8,248
Short-term borrowings	-	9,499
Other liabilities	36	43
TOTAL LIABILITIES	8,284	17,790

STOCKHOLDERS' EQUITY	76,960	62,307

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$85,244	$80,097

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2016	2015	2014

INCOME
Dividends from subsidiary bank	$3,400	$4,023	$3,142
Other	24	19	8
Total income	3,424	4,042	3,150

EXPENSES
Interest expense	366	290	304
Other	1,856	860	816
Total expenses	2,222	1,150	1,120

Income before income tax benefit	1,202	2,892	2,030

Income tax benefit	(561)	(386)	(378)

Income before equity in undistributed net income of subsidiaries	1,763	3,278	2,408

Equity in undistributed net income of subsidiaries	4,653	3,587	4,772

NET INCOME	$6,416	$6,865	$7,180

Comprehensive Income	$5,222	$6,712	$11,965

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2016	2015	2014

OPERATING ACTIVITIES
Net income	$6,416	$6,865	$7,180
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(4,710)	(3,703)	(4,798)
Equity in undistributed net loss of EMORECO	57	116	26
Stock-based compensation expense	29	18	10
Other	(484)	(503)	(409)
Net cash provided by operating activities	1,308	2,793	2,009

FINANCING ACTIVITIES
Net (decrease) increase in short-term borrowings	(9,499)	6,363	(759)
Purchase of treasury stock	-	(6,784)	-
Common stock issued	11,210	-	-
Stock options exercised	(6)	(7)	(50)
Proceeds from dividend reinvestment plan	519	651	590
Cash dividends	(2,318)	(2,153)	(2,121)
Net cash used for financing activities	(94)	(1,930)	(2,340)

Increase (decrease) in cash	1,214	863	(331)

CASH AT BEGINNING OF YEAR	1,329	466	797

CASH AT END OF YEAR	$2,543	$1,329	$466

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2016	2016	2016	2016

Total interest income	$7,348	$7,405	$7,420	$7,821
Total interest expense	1,025	1,066	1,026	1,073

Net interest income	6,323	6,339	6,394	6,748
Provision for loan losses	105	105	105	255

Net interest income after provision for loan losses	6,218	6,234	6,289	6,493

Total noninterest income	909	1,173	977	485
Total noninterest expense	5,338	4,915	5,662	4,957

Income before income taxes	1,789	2,492	1,604	2,021
Income taxes	302	566	261	776

Net income	$1,487	$1,926	$1,343	$1,245

Per share data:
Net income
Basic	$0.79	$0.94	$0.60	$0.55
Diluted	0.79	0.94	0.60	0.55
Average shares outstanding:
Basic	1,878,177	2,051,137	2,247,587	2,251,412
Diluted	1,886,943	2,059,411	2,256,230	2,259,589

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2015	2015	2015	2015

Total interest income	$7,035	$7,066	$7,151	$7,343
Total interest expense	883	990	959	988

Net interest income	6,152	6,076	6,192	6,355
Provision for loan losses	105	-	105	105

Net interest income after provision for loan losses	6,047	6,076	6,087	6,250

Total noninterest income	796	962	1,108	1,178
Total noninterest expense	4,811	5,217	4,669	5,380

Income before income taxes	2,032	1,821	2,526	2,048
Income taxes	404	316	544	298

Net income	$1,628	$1,505	$1,982	$1,750

Per share data:
Net income
Basic	$0.79	$0.73	$0.96	$0.93
Diluted	0.78	0.73	0.96	0.92
Average shares outstanding:
Basic	2,053,660	2,058,986	2,064,054	1,884,484
Diluted	2,062,867	2,068,313	2,072,639	1,893,345

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

Significant Factors Affecting Financial Results

Capital maintenance is a priority. The Company’s Tier 1 leverage capital was 9.27% as of December 31, 2016, with total risk-based capital of 15.75%. MBC’s Tier 1 leverage capital was 9.46% as of December 31, 2016, with total risk-based capital of 14.25%. In 2016 MBC grew the balance sheet as a result of increasing loan volume. We also benefitted from strong income and stockholders’ equity experienced growth. The goal of the elevated capital levels is to account for potential economic stress in the markets in which the Company operates and to account for the levels of substandard and other nonperforming assets.

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

Nonperforming and classified assets held by the banking industry have decreased from previous elevated levels. Because of uncertainty about economic sustainability and the potential for other factors to have an adverse impact on the prospects for the banking industry, such as national and global economic and political factors, the bank regulatory agencies have insisted that banks increase the size of the buffer that protects a bank from unknown potential adverse events and circumstances: regulatory capital.

The total number of banks and savings associations as of the end of 2016 is less than half the number at the end of 1990. Nevertheless, a large percentage of the institutions that remain are small, community-oriented institutions, although the share of total banking assets that they control continues to decline. As an increasing share of the banking universe is occupied by the largest institutions, and taking into account economic, demographic, and technological changes and a greatly expanding regulatory burden, the future of banking favors larger institutions. We believe these factors create a strong incentive for growth through industry consolidation, meaning acquisition of smaller institutions by larger institutions and mergers of smaller institutions as a defense to competitive pressure from larger institutions. We therefore believe that industry consolidation is likely to continue and that the pace of consolidation could actually accelerate.

The trend toward consolidation would be most advantageous for financial institution organizations that have a surplus of capital, a strategy for growth, a strong financial profile, and few if any regulatory supervisory concerns, the ingredients of prompt regulatory approval that could be a significant competitive advantage in the market for financial institution mergers and acquisitions. Our goal is to maintain that advantage, although we give no assurance that our efforts to do so will succeed. We continue to commit significant resources to increase operational effectiveness in The Middlefield Banking Company. We continue to invest resources to nonperforming and substandard assets and to prevent growth.

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

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.9% of the total available-for-sale portfolio as of December 31, 2016, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

Changes in Financial Condition

General The Company’s total assets increased $52.7 million or 7.2% to $787.8 million at December 31, 2016 from $735.1 million at December 31, 2015. This was due to an increase in net loans of $75.2 million, which was partially offset by a decrease in investments of $32.1 million.

The increase in the Company’s total assets reflects a related increase in total liabilities of $38.0 million or 5.6% to a total balance of $710.9 million at December 31, 2016 from $672.8 million at December 31, 2015. The Company experienced an increase in total stockholders’ equity of $14.7 million.

The increase in total liabilities was due to growth in deposits and short-term borrowings for the year. Total deposits increased $5.5 million or 0.9% to $629.9 million at December 31, 2016 from $624.4 million as of December 31, 2015. Short-term borrowings increased $32.5 million or 90.8% to $68.4 million at December 31, 2016 from $35.8 million as of December 31, 2015. The net increase in total stockholders’ equity can be attributed to an increase in retained earnings and common stock of $4.1 million and of $11.8 million, respectively.

Cash on hand and Federal funds sold Cash and due from banks and federal funds sold represent cash and cash equivalents which increased $8.7 million or 36.8% to $32.5 million at December 31, 2016 from $23.7 million at December 31, 2015. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity. The balance of total securities decreased $32.1 million, or 21.9%, as compared to 2015, with the ratio of securities to total assets decreasing to 14.5% at December 31, 2016, compared to 19.9% at December 31, 2015.

The Company benefits from owning mortgage-backed securities, which totaled $21.8 million or 19.0% of the Company's total investment portfolio at December 31, 2016. The primary difference of mortgage-backed securities is the amortization of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date. The weighted-average federal tax equivalent (FTE) yield on all debt securities at year-end 2016 was 4.05%, as compared to 4.11% at year-end 2015. While the Company's focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

Loans receivable The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent construction and consumer loans. Net loans receivable increased $75.2 million or 14.3% to $602.5 million at December 31, 2016 from $527.3 million at December 31, 2015. Included in this growth were increases in residential and commercial mortgages and C&I loans of $56.1 million and $18.1 million, respectively, but partially offset by a $0.4 million decrease in consumer installment loans.

The product mix in the loan portfolio is commercial and industrial loans equaling 10.0%, construction loans 3.9%, residential real estate loans 44.5%, commercial real estate loans 41.0% and consumer loans 0.7% at December 31, 2016 compared with 8.0%, 4.1%, 43.6%, 43.4% and 0.9%, respectively, at December 31, 2015.

Loans contributed 86.0% of total interest income in 2016 and 83.3% in 2015. The loan portfolio yield of 4.55% in 2016 was 18 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

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

Restricted stock. The Company’s investment in restricted stock increased $0.3 million, or 16.8%, to $2.2 million as of December 31, 2016, compared to $1.9 million as of December 31, 2015.

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

The Company values core deposits and monitors the ongoing value of core deposit intangibles and goodwill on an annual basis. Goodwill balances were unchanged in 2016.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $0.4 million to $13.5 million as of December 31, 2016 from $13.1 million at the end of 2015 as a result of the increases in cash surrender value.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 89.0% of the Company’s total funding sources at December 31, 2016. The deposit base consists of demand deposits, savings, money market accounts and time deposits. Total deposits increased $5.5 million or 0.9% to $629.9 million at December 31, 2016 from $624.4 million at December 31, 2015.

Savings and time deposits are the largest sources of funding for the Company's earning assets, making up a combined 57.4% of total deposits. During 2016, time deposits decreased $1.8 million, or 0.9% while savings decreased $8.3 million, or 4.6%, from year-end 2015. The time deposit decrease is primarily due to the decline in out-of-market time deposits.

Demand deposit balances increased in 2016 by $19.5 million, or 11.2%, to finish at $193.2 million at year-end 2016 as compared to $173.7 million at year-end 2015. The Company will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly employ both retail and wholesale funds to support earning assets and minimize interest costs.

Borrowed funds. The Company uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, lines of credit from other banks and repurchase agreement borrowings. Borrowed funds increased $32.0 million or 70.0% to $77.8 million at December 31, 2016 from $45.8 million at December 31, 2015. Short-term borrowings increased $32.5 million in order to fund loan growth.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines.

Stockholders’ equity totaled $77.0 million at December 31, 2016, compared to $62.3 million at December 31, 2015, which represents an increase of 23.5%. There was no change in the treasury stock balance of $13.5 million from 2015 to 2016. Retained earnings increased $4.1 million resulting from net income, less cash dividends paid of $2.3 million, or $1.08 per share, year-to-date. Common stock increased $11.8 million or 32.5% to $47.9 million at December 31, 2016 from $36.2 million at December 31, 2015. The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2016, shareholders invested $0.5 million through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 15,300 new shares at an average price of $33.21.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include nonaccrual loans and exclude the allowance for loan and lease losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax-equivalent basis utilizing a federal tax rate of 34%.

	For the Twelve Months Ended December 31,
	2016			2015			2014

	Average		Average	Average		Average	Average		Average
(Dollars in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable	$565,223	$25,798	4.55%	$494,931	$23,824	4.81%	$455,035	$22,726	4.99%
Investment securities (3)	131,797	4,019	4.18%	152,015	4,627	4.11%	158,585	5,023	4.18%
Interest-bearing deposits with other banks	22,316	177	0.79%	23,855	144	0.60%	33,119	125	0.38%
Total interest-earning assets	719,336	29,994	4.37%	670,801	28,595	4.51%	646,739	27,874	4.56%
Noninterest-earning assets	37,716			39,470			24,845
Total assets	$757,052			$710,271			$671,584
Interest-bearing liabilities:
Interest-bearing demand deposits	$65,403	195	0.30%	$62,064	191	0.31%	$59,484	193	0.32%
Money market deposits	80,331	332	0.41%	76,034	312	0.41%	75,443	300	0.40%
Savings deposits	174,995	427	0.24%	179,095	542	0.30%	177,958	560	0.31%
Certificates of deposit	186,627	2,664	1.42%	190,097	2,381	1.25%	180,634	2,580	1.43%
Borrowings	46,865	572	1.22%	22,108	394	1.78%	19,567	437	2.23%
Total interest-bearing liabilities	554,221	4,190	0.75%	529,398	3,820	0.72%	513,086	4,070	0.79%
Noninterest-bearing liabilities:
Other liabilities	134,090			116,218			99,511
Stockholders' equity	68,741			64,655			58,987
Total liabilities and stockholders' equity	$757,052			$710,271			$671,584
Net interest income		$25,804			$24,775			$23,804
Interest rate spread (1)			3.61%			3.78%			3.77%
Net interest margin (2)			3.79%			3.94%			3.93%
Ratio of average interest-earning assets to average interest-bearing liabilities			129.79%			126.71%			126.05%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Tax-equivalent adjustments to interest income for tax-exempt securities were $1,501, $1,628, and $1,611 for 2016, 2015, and 2014, respectively.

Interest Rates and Interest Differential

	2016 versus 2015			2015 versus 2014

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$3,292	$(1,318)	$1,974	$1,956	$(858)	$1,098
Investment securities	(838)	230	(608)	(273)	(123)	(396)
Interest-bearing deposits with other banks	(11)	44	33	(45)	64	19
Total interest-earning assets	2,443	(1,044)	1,399	1,638	(917)	721

Interest-bearing liabilities:
Interest-bearing demand deposits	10	(6)	4	8	(10)	(2)
Money market deposits	18	2	20	2	10	12
Savings deposits	(11)	(104)	(115)	4	(22)	(18)
Certificates of deposit	(46)	329	283	127	(326)	(199)
Borrowings	371	(193)	178	51	(94)	(43)
Total interest-bearing liabilities	342	28	370	192	(442)	(250)

Net interest income	$2,101	$(1,072)	$1,029	$1,446	$(475)	$971

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

The allowance for loan and lease loss balance as of December 31, 2016 totaled $6.6 million representing a $0.2 million increase from the end of 2015. For the year of 2016, the provision for loan losses was $0.6 million which represented an increase of $0.3 million from the $0.3 million provided during 2015. Asset quality is a high priority in our overall business plan as it relates to long-term asset growth projections. During 2016, net charge-offs decreased by $0.4 million to $0.4 million compared to $0.8 million in 2015. Two key ratios to monitor asset quality performance are net charge-offs/average loans and the allowance for loan and lease losses/nonperforming loans. At year-end 2016, these ratios were 0.06% and 93.3%, respectively, compared to 0.16% and 62.2% in 2015.

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

Although management uses the best information available to make the determination of the adequacy of the ALLL at December 31, 2016, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a Bank’s ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's ALLL at the dates and for the periods presented.

	For the Years Ended
	December 31,
(Dollars in thousands)	2016	2015	2014

Allowance balance at beginning of period	$6,385	$6,846	$7,046

Loans charged off:
Commercial and industrial	(237)	(280)	(237)
Real estate-construction	-	(385)	-
Real estate-mortgage:
Residential	(414)	(425)	(671)
Commercial	(70)	(92)	(260)
Consumer installment	(22)	(15)	(44)

Total loans charged off	(743)	(1,197)	(1,212)

Recoveries of loans previously charged-off:
Commercial and industrial	90	207	121
Real estate-construction	-	-	60
Real estate-mortgage:
Residential	141	186	267
Commercial	140	5	40
Consumer installment	15	23	154

Total recoveries	386	421	642

Net loans charged off	(357)	(776)	(570)

Provision for loan losses	570	315	370

Allowance balance at end of period	$6,598	$6,385	$6,846

Loans outstanding:
Average	$565,223	$494,931	$455,035
End of period	609,140	533,710	470,584

Ratio of allowance for loan and lease losses to loans outstanding at end of period	1.08%	1.20%	1.45%
Net charge-offs to average loans	0.06%	0.16%	0.13%

The following table illustrates the allocation of the Company's allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2016		2015		2014
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial and industrial	$448	10.0%	$867	8.0%	$642	12.9%
Real estate construction	172	3.9	276	4.2	868	6.4
Mortgage:
Residential	2,818	44.5	3,139	43.6	3,703	48.4
Commercial	3,135	41.0	2,078	43.4	1,576	31.3
Consumer installment	25	0.7	25	0.9	57	1.0

Total	$6,598	100.0%	$6,385	100.0%	$6,846	100.0%

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

TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 28 TDRs with a total balance of $2.7 million as of December 31, 2016 compared to 30 TDRs totaling $3.1 million as of December 31, 2015. Nonperforming loans amounted to $11.8 million or 1.9% of total loans and $10.3 million or 1.9% of total loans at December 31, 2016 and December 31, 2015, respectively.

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

The following table summarizes nonperforming assets by category.

	At December 31,
	2016	2015	2014

		(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Commercial and industrial	$454	$1,450	$365
Real estate - construction	-	130	587
Real estate-mortgage:
Residential	4,034	4,122	5,438
Commercial	1,409	1,842	955
Consumer installment	6	1	2
Total nonaccrual loans	5,903	$7,545	7,347
Troubled debt restructuring:
Commercial and industrial	610	509	250
Real estate - construction	-	129	-
Real estate-mortgage:
Residential	166	1,398	1,015
Commercial	311	680	265
Consumer installment		-	6
Total troubled debt restructuring	1,087	2,716	1,536
Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	-	-	-
Real estate - construction	-	-	-
Real estate-mortgage:
Residential	-	2	165
Commercial	-	-	-
Consumer installment	-	-	-
Total accruing loans which are contractually past due 90 days or more	-	2	165
Total nonperforming loans	6,990	10,263	9,048
Other real estate owned	934	1,412	2,590
Total nonperforming assets	$7,924	11,675	$11,638
Total nonperforming loans to total loans	1.16%	1.92%	1.92%
Total nonperforming loans to total assets	0.90%	1.40%	1.34%
Total nonperforming assets to total assets	1.02%	1.59%	1.72%

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

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $309,000 in 2016; $259,000 in 2015; and $207,000 in 2014. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2016 Results Compared to 2015 Results

General The Company posted net income of $6.4 million, compared to $6.9 million for the year ended December 31, 2015. On a per share basis, 2016 earnings were $3.03 per diluted share, representing a decrease from the $3.39 per diluted share for the year ended December 31, 2015. The return on average equity for the year ended December 31, 2016, was 9.33% and the Company’s return on average assets was 0.85%.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $1.0 million in 2016 to $25.8 million compared to $24.8 million for 2015. This increase is the result of a $1.4 million increase in interest income with only a $0.4 million increase in interest expense. Interest-earning assets averaged $719.3 million during 2016, a year-over-year increase of $48.5 million from $670.8 million for 2015. The Company’s average interest-bearing liabilities increased from $529.4 million in 2015 to $554.2 million in 2016.

The profit margin, or spread, on invested funds is a key performance indicator. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2016 the net interest margin, measured on a fully taxable equivalent basis, decreased to 3.79%, compared to 3.94% in 2015.

Interest income Interest income increased $1.4 million to $30.0 million for 2016 which is attributable to a $2.0 million increase in interest and fees on loans. This change was the result of an increase in the average balance of loans receivable, partially offset by a lower yield on the portfolio. The average balance of loans receivable increased by $70.3 million or 14.2% to $565.2 million for the year ended December 31, 2016 as compared to $494.9 million for the year ended December 31, 2015. The loans receivable yield decreased to 4.55% for 2016, from 4.81% in 2015.

Interest on investment securities decreased $0.6 million to $4.0 million for 2016, compared to $4.6 million for 2015. The average balance of investment securities decreased $20.2 million to $131.8 million for the year ended December 31, 2016 as compared to $152.0 million for the year ended December 31, 2015. The investment securities yield increased 7 basis points to 4.18% for 2016, compared to 4.11% for 2015.

Interest expense Interest expense increased $0.4 million or 9.7% to $4.2 million for 2016, compared with $3.8 million for 2015. This change in interest expense can be attributed to an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2016 the average balance of interest-bearing liabilities increased by $24.8 million to $554.2 million as compared to $529.4 million for the year ended December 31, 2015. Interest incurred on deposits increased by $0.2 million for the year from $3.4 million in 2015 to $3.6 million for year-end 2016. The change in deposit expense was due to an increase in the average balance as well as a 4 basis point increase during the year. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined 45.2% from 2015. The increase was due to a $24.8 million increase in the average balance.

Loan Loss Provision The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2016 was $0.6 million compared to $0.3 million in 2015. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations. The ratio of the allowance for loan and lease losses to total loans decreased to 1.08% of total loans at December 31, 2016 compared to the 1.20% at December 31, 2015.

Noninterest income Noninterest income decreased $0.1 million or 2.1% to $3.9 million for 2016 compared to $4.0 million for 2015. The decrease is due to a decrease in earnings on bank-owned life insurance.

Noninterest expense Operating expenses increased $0.8 million, or 4.0% to $20.9 million for 2016 compared to $20.1 million for 2015. Salaries and benefits and professional fees increased $0.5 million, and $0.2 million, or 5.1%, and 15.6%, respectively. The salaries increased as a result of the addition of key people and pay increases. The primary driver of increase in other expense was an increase in miscellaneous loan expense. Advertising expense increased as a result of strategic branding efforts. These were partially offset by an increase in gain on other real estate owned of $0.4 million.

Provision for Income Taxes The provision for income taxes increased by $0.3 million, or 22.0%, to $1.9 million for 2016 from $1.6 million for 2015. The Company’s effective federal income tax rate in 2016 was 22.9% compared to 18.5% in 2015.

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

The following table presents the simulated impact of a 200 basis point upward or 100 basis point downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming the interest-earning asset and interest-bearing liability levels at December 31, 2016 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually from the December 31, 2016 levels for net interest income, and portfolio equity. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2016 for portfolio equity:

	Increase	Decrease
	200 Basis Points	100 Basis Points

Net interest income - decrease	(2.1)%	(1.9)%

Portfolio equity - decrease	4.0%	(15.2)%

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

The Company's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2016, cash and cash equivalents totaled $32.5 million or 4.1% of total assets while investment securities classified as available for sale totaled $114.4 million or 14.5% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $7.8 million, $7.2 million, and $7.5 million for 2016, 2015, and 2014, respectively, generated principally from net income of $6.4 million, $6.9 million, and $7.2 million in each of these respective periods.

Investing activities used $45.9 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of loan increases of $76.2 million and investment purchases of $1.7 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $23.2 million and $9.1 million, respectively. For the same period ended 2015, investing activities used $59.4 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of loan increases of $63.9 million and investment purchases of $21.9 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $13.5 million and $15.7 million, respectively. For the same period ended 2014, investing activities used $26.7 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of investment purchases of $12.3 million and loan increases of $36.2 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $13.5 million and $8.4 million, respectively.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments and the payment of dividends. During 2016, net cash provided by financing activities totaled $46.9 million, principally derived from increases in short-term borrowings and the issuance of common stock of $32.5 million and $11.2 million, respectively, and partially offset by $2.3 million in cash dividends. During 2015, net cash provided by financing activities totaled $50.4 million, principally derived from increases in deposit accounts and short-term borrowings of $38.3 million and $21.0 million, respectively, and partially offset by treasury stock purchase of $6.8 million and $2.2 million in cash dividends. During 2014, net cash provided by financing activities totaled $18.7 million, principally derived from increases in deposit accounts and short-term borrowings of $17.3 million and $4.0 million, respectively, and partially offset by $2.1 million in cash dividends.

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

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 1,057 stockholders of record as of December 31, 2016. The Company’s common stock is traded and authorized for quotation on NASDAQ under the symbol “MBCN.”

The following table shows the high and low bid prices of and cash dividends paid on the Company’s common stock in 2016 and 2015, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash Dividends
	High Bid	Low Bid	per share

2016
First Quarter	$34.39	$31.39	$0.27
Second Quarter	$33.00	$31.19	$0.27
Third Quarter	$34.25	$31.66	$0.27
Fourth Quarter	$39.00	$33.50	$0.27

2015
First Quarter	$34.82	$31.50	$0.26
Second Quarter	$33.65	$31.60	$0.27
Third Quarter	$34.00	$30.20	$0.27
Fourth Quarter	$34.75	$28.90	$0.27

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2016, the Company’s internal control over financial reporting was effective.

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

Date: March 15, 2017

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 15, 2017