Form 10-K, Exhibit 13
period 2017-12-31
MIDDLEFIELD BANC CORP
filed 2018-03-07
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Middlefield Banc Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2017 and 2016; the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 7, 2018, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.

Basis for Opinion (Continued)

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1986.

/s/S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

March 7, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Middlefield Banc Corp.

Opinion on Internal Control over Financial Reporting

We have audited Middlefield Banc Corp. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, of the Company and our report dated March 7, 2018, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

March 7, 2018

MIDDLEFIELD BANC CORP.

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except shares)

	December 31,
	2017	2016

ASSETS
Cash and due from banks	$39,886	$31,395
Federal funds sold	-	1,100
Cash and cash equivalents	39,886	32,495
Investment securities available for sale, at fair value	95,283	114,376
Loans held for sale	463	634
Loans	923,213	609,140
Less allowance for loan and lease losses	7,190	6,598
Net loans	916,023	602,542
Premises and equipment, net	11,853	11,203
Goodwill	15,071	4,559
Core deposit intangibles	2,749	36
Bank-owned life insurance	15,652	13,540
Other real estate owned	212	934
Accrued interest receivable and other assets	9,144	7,502

TOTAL ASSETS	$1,106,336	$787,821

LIABILITIES
Deposits:
Noninterest-bearing demand	$192,438	$133,630
Interest-bearing demand	83,990	59,560
Money market	150,277	74,940
Savings	208,502	172,370
Time	242,987	189,434
Total deposits	878,194	629,934
Short-term borrowings	74,707	68,359
Other borrowings	29,065	9,437
Accrued interest payable and other liabilities	4,507	3,131
TOTAL LIABILITIES	986,473	710,861
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 3,603,881 and 2,640,418 shares issued; 3,217,716 and 2,254,253 shares outstanding	84,859	47,943
Retained earnings	47,431	41,334
Accumulated other comprehensive income	1,091	1,201
Treasury stock, at cost; 386,165 shares	(13,518)	(13,518)
TOTAL STOCKHOLDERS' EQUITY	119,863	76,960

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,106,336	$787,821

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

	Year Ended December 31,

	2017	2016	2015
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$40,235	$25,798	$23,824
Interest-bearing deposits in other institutions	328	53	33
Federal funds sold	15	20	13
Investment securities:
Taxable interest	762	1,106	1,467
Tax-exempt interest	2,406	2,913	3,160
Dividends on stock	249	104	98
Total interest and dividend income	43,995	29,994	28,595

INTEREST EXPENSE
Deposits	5,350	3,618	3,426
Short-term borrowings	753	322	194
Other borrowings	544	250	200
Total interest expense	6,647	4,190	3,820

NET INTEREST INCOME	37,348	25,804	24,775

Provision for loan losses	1,045	570	315

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	36,303	25,234	24,460

NONINTEREST INCOME
Service charges on deposit accounts	1,875	1,940	1,874
Investment securities gains, net	886	303	323
Earnings on bank-owned life insurance	431	403	624
Gain on sale of loans	826	419	329
Other income	841	894	894
Total noninterest income	4,859	3,959	4,044

NONINTEREST EXPENSE
Salaries and employee benefits	13,758	10,249	9,751
Occupancy expense	1,846	1,252	1,253
Equipment expense	1,050	991	944
Data processing costs	1,792	1,335	1,071
Ohio state franchise tax	744	632	300
Federal deposit insurance expense	533	438	472
Professional fees	1,752	1,441	1,247
Net loss (gain) on other real estate owned	30	(119)	563
Advertising expense	821	734	721
Core deposit intangible amortization	374	40	40
Merger expense	1,060	-	-
Other expense	3,725	3,879	3,715
Total noninterest expense	27,485	20,872	20,077

Income before income taxes	13,677	8,321	8,427
Income taxes	4,222	1,905	1,562

NET INCOME	$9,455	$6,416	$6,865

EARNINGS PER SHARE
Basic	$3.12	$3.04	$3.41
Diluted	3.10	3.03	3.39

DIVIDENDS DECLARED PER SHARE	$1.08	$1.08	$1.07

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollar amounts in thousands)

	Year Ended December 31,
	2017	2016	2015

Net income	$9,455	$6,416	$6,865

Other comprehensive loss:
Net unrealized holding gain (loss) on available- for-sale investment securities	719	(1,505)	91
Tax effect	(244)	511	(31)

Reclassification adjustment for investment securities gains included in net income	(886)	(303)	(323)
Tax effect	301	103	110

Total other comprehensive loss	(110)	(1,194)	(153)

Comprehensive income	$9,345	$5,222	$6,712

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollar amounts in thousands, except shares and dividend per share amount)

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2014	2,242,025	$35,529	$32,524	$2,548	$(6,734)	$63,867

Net income			6,865			6,865
Other comprehensive loss				(153)		(153)
Purchase of treasury stock (196,635 shares)					(6,784)	(6,784)
Dividend reinvestment and purchase plan	20,393	651				651
Stock options exercised	400	(7)				(7)
Stock-based compensation expense	585	18				18
Cash dividends ($1.07 per share)			(2,153)			(2,153)

Balance, December 31, 2015	2,263,403	$36,191	$37,236	$2,395	$(13,518)	$62,304

Net income			6,416			6,416
Other comprehensive loss				(1,194)		(1,194)
Common stock issuance, net of issuance cost ($697)	360,815	11,210				11,210
Dividend reinvestment and purchase plan	15,300	519				519
Stock options exercised	-	(6)				(6)
Stock-based compensation expense	900	29				29
Cash dividends ($1.08 per share)			(2,318)			(2,318)

Balance, December 31, 2016	2,640,418	$47,943	$41,334	$1,201	$(13,518)	$76,960

Net income			9,455			9,455
Other comprehensive loss				(110)		(110)
Common stock issued in business combination	544,610	20,995				20,995
Other common stock issuance, net of offering cost ($760)	399,008	15,164				15,164
Dividend reinvestment and purchase plan	11,721	540				540
Stock options exercised	7,301	184				184
Stock-based compensation expense	823	33				33
Cash dividends ($1.08 per share)			(3,358)			(3,358)

Balance, December 31, 2017	3,603,881	$84,859	$47,431	$1,091	$(13,518)	$119,863

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31,
	2017	2016	2015
OPERATING ACTIVITIES
Net income	$9,455	$6,416	$6,865
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,045	570	315
Investment securities gains, net	(886)	(303)	(323)
Depreciation and amortization of premises and equipment, net	1,291	1,026	973
Amortization of premium and discount on investment securities, net	451	119	669
Accretion of deferred loan fees, net	(451)	(245)	(603)
Amortization of core deposit intangibles	374	40	40
Stock-based compensation expense	33	29	18
Origination of loans held for sale	(10,020)	(19,736)	(17,889)
Proceeds from sale of loans	10,482	20,628	17,549
Gain on sale of loans	(291)	(419)	(329)
Origination of student loans held for sale	(365,674)	-	-
Proceeds from sale of student loans	372,162	-	-
Gain on sale of student loans	(535)	-	-
Earnings on bank-owned life insurance	(431)	(403)	(624)
Deferred income taxes	293	(93)	558
Net (gain) loss on other real estate owned	30	(119)	563
Increase in accrued interest receivable	(422)	(39)	(292)
Increase in accrued interest payable	136	-	80
Other, net	(3,122)	330	(388)
Net cash provided by operating activities	13,920	7,801	7,182

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	14,899	23,201	13,497
Proceeds from sale of securities	6,474	9,063	15,686
Purchases	(3,080)	(1,744)	(21,946)
Increase in loans, net	(119,866)	(76,199)	(63,937)
Proceeds from the sale of other real estate owned	2,196	1,607	1,762
Purchase of bank-owned life insurance	-	-	(4,000)
Purchase of premises and equipment	(1,201)	(2,166)	(507)
Purchase of restricted stock	(899)	(317)	-
Redemption of restricted stock	795	-	-
Proceeds from bank-owned life insurance	-	575	-
Acquisition, net of cash paid	5,431	-	-
Net cash used in investing activities	(95,251)	(45,980)	(59,445)

FINANCING ACTIVITIES
Net increase in deposits	50,216	5,487	38,335
Increase in short-term borrowings, net	6,348	32,534	21,017
Repayment of other borrowings	(10,372)	(502)	(685)
Proceeds from other borrowings	30,000	-	-
Proceeds from common stock issued	15,164	11,210	-
Stock options exercised	184	(6)	(7)
Proceeds from dividend reinvestment and purchase plan	540	519	651
Purchase of treasury stock	-	-	(6,784)
Cash dividends	(3,358)	(2,318)	(2,153)
Net cash provided by financing activities	88,722	46,924	50,374

Increase (decrease) in cash and cash equivalents	7,391	8,745	(1,889)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	32,495	23,750	25,639

CASH AND CASH EQUIVALENTS AT END OF YEAR	$39,886	$32,495	$23,750

See accompanying notes to the consolidated financial statements.

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$6,511	$4,190	$3,740
Income taxes	5,705	1,335	800

Noncash investing transactions:
Loans to facilitate the sale of other real estate owned	$-	$63	$-
Transfers from loans to other real estate owned	1,179	720	638
Life insurance proceeds not yet received from insurance company	-	-	575
Common stock issued in business acquisition	20,995	-	-

Acquisition of Liberty
Noncash assets acquired
Loans	$195,388	$-	$-
Loans held for sale	5,953	-	-
Premises and equipment, net	325	-	-
Accrued interest receivable	440	-	-
Bank-owned life insurance	1,681	-	-
Core deposit intangible	3,087	-	-
Other assets	997	-	-
Goodwill	10,512	-	-
Total noncash assets acquired	218,383	-	-

Liabilities assumed
Time deposits	(30,744)	-	-
Deposits other than time deposits	(167,300)	-	-
Accrued interest payable	(47)	-	-
Deferred taxes	(906)	-	-
Other liabilities	(2,754)	-	-
Total liabilities assumed	(201,751)	-	-

Liberty stock acquired in business combination	(1,068)	-	-

Net noncash assets acquired	$15,564	$-	$-

Cash and cash equivalents acquired, net	$5,431	$-	$-

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through fourteen full-service locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while MBC is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiaries, MBC and EMORECO, Inc. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

On January 12, 2017, the Company completed its acquisition of Liberty, pursuant to a previously announced definitive merger agreement. Under the terms of the merger agreement, Liberty shareholders received $37.96 in cash or 1.1934 shares of the Company’s common stock in exchange for each share of Liberty common stock they owned immediately prior to the merger. The Company issued 544,610 shares of its common stock in the merger and the aggregate merger consideration was approximately $42.2 million. Upon closing, Liberty was merged into MBC, and its three full-service bank offices, in Twinsburg in northern Summit County and in Beachwood and Solon in eastern Cuyahoga County, became offices of MBC. The systems integration of Liberty into MBC was completed in February, 2017.

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

Restricted Stock

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2017 and 2016, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2017 or 2016.

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

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material. The Bank is servicing loans for others in the amount of $50.4 million and $39.9 million at December 31, 2017 and 2016, respectively.

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

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan and lease losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is used to reduce principal.

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

Loans Acquired

Loans acquired including loans that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable, are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance. Loans are evaluated individually to determine if there is evidence of deterioration of credit quality since origination. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the “accretable yield,” is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “non-accretable difference,” are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining estimated life. Decreases in expected cash flows are recognized immediately as impairment. Any valuation allowances on these impaired loans reflect only losses incurred after acquisition.

For purchased loans acquired that are not deemed impaired at acquisition, credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Loans are aggregated and accounted for as a pool of loans if the loans being aggregated have common risk characteristics. Subsequent to the purchase date, the methods utilized to estimate the required allowance for credit losses for these loans is similar to originated loans; however, the Company records a provision for loan losses only when the required allowance exceeds any remaining credit discounts. The remaining differences between the purchase price and the unpaid principal balance at the date of acquisition are recorded in interest income over the life of the loans.

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

Intangible Assets

Intangible assets include core deposit intangibles, which are a measure of the value of consumer demand and savings deposits acquired in business combinations accounted for as purchases. The core deposit intangibles are being amortized to their estimated residual values over their expected useful lives, commonly of ten years. The recoverability of the carrying value of intangible assets is evaluated on an ongoing basis, and permanent declines in value, if any, are charged to expense.

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

Compensation cost is recognized for restricted stock units issued to employees based on the fair value of these awards at the date of grant. The market price of the Company’s common shares at the date of grant is used to estimate the fair value of restricted stock units and stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period, and is recorded in "Salaries" expense. (See Note 14-Employee Benefits)

Cash Flow Information

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

Recent Accounting Pronouncements:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this Update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Since the guidance does not apply to revenue associated with financial instruments, including loan receivables and investment securities, we do not expect the adoption of the new standard, or any of the amendments, to result in a material change from our current accounting for revenue because the majority of the Company's revenue is not within the scope of Topic 606.  However, we do expect that the standard will result in new disclosure requirements, which are currently being evaluated.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606). The amendments in this Update defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is evaluating the effect of adopting this new accounting Update.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently assessing the practical expedients it may elect at adoption, but does not anticipate the amendments will have a significant impact on the financial statements. Based on the Company’s preliminary analysis of its current portfolio, the impact to the Company’s balance sheet is estimated to result in less than a 1 percent increase in assets and liabilities. The Company also anticipates additional disclosures to be provided at adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management is currently evaluating the impact of the adoption of this guidance on the Company's consolidated financial statements. Management will oversee the implementation of CECL and is currently in the process of implementing a software solution to assist in the adoption of this ASU. Management plans to run the current incurred loss model and the CECL model concurrently for 12 months prior to the adoption of this guidance on January 1, 2020.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, which provides a more robust framework to use in determining when a set of assets and activities (collectively referred to as a “set”) is a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. All other entities should apply the amendments to annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The amendments in this Update should be applied prospectively on or after the effective date. This Update is not expected to have a significant impact on the Company’s financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public business entity that is not an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. All other entities, including not-for-profit entities, that are adopting the amendments in this Update should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2017, the FASB issued ASU 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20). The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity should apply the amendments in this Update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principle. This Update is not expected to have a significant impact on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718), which affects any entity that changes the terms or conditions of a share-based payment award.  This Update amends the definition of modification by qualifying that modification accounting does not apply to changes to outstanding share-based payment awards that do not affect the total fair value, vesting requirements, or equity/liability classification of the awards.  The amendments in this Update are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220), which allows for optional reclassification of stranded tax effects related to the Tax Cuts and Jobs Act of 2017 (TCJA). When elected, this Update requires all stranded tax effects related to the TCJA to be reclassified (i.e., including other income tax effects not specifically related to the change in rates). Entities electing to reclassify stranded tax effects related to the TCJA are required to disclose that the election was made, including a description of the other income tax effects, if any, related to the TCJA that were reclassified. Entities not electing to reclassify stranded tax effects related to the TCJA are required to disclose, in the period of adoption, that the election was not made. In addition, all entities are required to disclose their accounting policy for releasing income tax effects from accumulated other comprehensive income (i.e., including those income tax effects not related to the TCJA). This Update requires certain additional transitional disclosures. Application is allowed at the beginning of the period of adoption (annual or interim) or retrospectively and is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. All entities, including public entities, that have not yet issued their financial statements may early adopt the standard. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

2.	EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation for the year ended December 31:

	2017	2016	2015
Weighted-average common shares outstanding	3,415,115	2,494,022	2,251,365

Average treasury stock shares	(386,165)	(386,165)	(236,399)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	3,028,950	2,107,857	2,014,966

Additional common stock equivalents (stock options) used to calculate diluted earnings per share	23,635	11,357	9,154

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	3,052,585	2,119,214	2,024,120

Options to purchase 19,750 shares of common stock at prices ranging from $17.55 to $23.00 were outstanding during the year ended December 31, 2017. Also outstanding were 14,601 shares of restricted stock units. None of the outstanding options or RSU’s were anti-dilutive.

Options to purchase 29,324 shares of common stock at prices ranging from $17.55 to $37.48 were outstanding during the year ended December 31, 2016. Of those options, 29,324 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2016, and no options were anti-dilutive.

Options to purchase 31,949 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2015. Of those options, 27,250 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2015, and 4,699 options were anti-dilutive.

3.	INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost, gross gains and losses and fair values of securities available for sale are as follows:

	December 31, 2017
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$8,664	$126	$(71)	$8,719
Obligations of states and political subdivisions:
Taxable	504	8	-	512
Tax-exempt	65,408	1,547	(38)	66,917
Mortgage-backed securities in government-sponsored entities	18,640	157	(287)	18,510
Total debt securities	93,216	1,838	(396)	94,658
Equity securities in financial institutions	415	210	-	625
Total	$93,631	$2,048	$(396)	$95,283

	December 31, 2016
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$10,158	$174	$(96)	$10,236
Obligations of states and political subdivisions:
Taxable	1,615	129	(4)	1,740
Tax-exempt	78,327	1,678	(522)	79,483
Mortgage-backed securities in government-sponsored entities	20,128	202	(261)	20,069
Private-label mortgage-backed securities	1,579	130	-	1,709
Total debt securities	111,807	2,313	(883)	113,237
Equity securities in financial institutions	750	389	-	1,139
Total	$112,557	$2,702	$(883)	$114,376

The amortized cost and fair value of debt securities at December 31, 2017, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$2,340	$2,377
Due after one year through five years	9,718	9,878
Due after five years through ten years	10,992	11,012
Due after ten years	70,166	71,391

Total	$93,216	$94,658

Investment securities with an approximate carrying value of $57.9 million and $60.3 million at December 31, 2017 and 2016, respectively, were pledged to secure deposits and other purposes as required by law.

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December 31, 2017 through 2015, are as follows (in thousands):

	2017		2016	2015
Proceeds from sales	$6,474		$9,063	$15,686
Gross realized gains	911	*	309	440
Gross realized losses	(25)		(6)	(117)

*Prior to the acquisition of Liberty, the Company had a previously held equity interest in Liberty which was re-measured at fair value on the acquisition date and resulted in a gain of $488,000, which was recorded in Investment Securities Gains on the consolidated Income Statement for the year ended December 31, 2017.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2017
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$557	$(4)	$4,036	$(67)	$4,593	$(71)
Obligations of states and political subdivisions
Tax-exempt	1,009	(6)	2,784	(32)	3,793	(38)
Mortgage-backed securities in government-sponsored entities	5,698	(71)	8,734	(216)	14,432	(287)
Total	$7,264	$(81)	$15,554	$(315)	$22,818	$(396)

	December 31, 2016
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$3,803	$(47)	$1,316	$(49)	$5,119	$(96)
Obligations of states and political subdivisions
Taxable	502	(4)	-	-	502	(4)
Tax-exempt	23,554	(522)	-	-	23,554	(522)
Mortgage-backed securities in government-sponsored entities	9,066	(126)	4,438	(135)	13,504	(261)
Total	$36,925	$(699)	$5,754	$(184)	$42,679	$(883)

There were 29 securities that were considered temporarily impaired at December 31, 2017.

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

The Company has asserted that at December 31, 2017 and 2016, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other than temporary and is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for 99.3% of the total available-for-sale portfolio as of December 31, 2017, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses on a quarterly basis. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

4.	LOANS AND RELATED ALLOWANCE FOR LOAN AND LEASE LOSSES

Major classifications of loans at December 31 are summarized as follows (in thousands):

	2017	2016

Commercial and industrial	$101,346	$60,630
Real estate - construction	47,017	23,709
Real estate - mortgage:
Residential	318,157	270,830
Commercial	437,947	249,490
Consumer installment	18,746	4,481
	923,213	609,140
Less: Allowance for loan and lease losses	(7,190)	(6,598)

Net loans	$916,023	$602,542

The amounts above include net deferred loan origination costs of $1.5 million and $1.7 million at December 31, 2017 and December 31, 2016, respectively.

The Company’s primary business activity is with customers located within its local Northeastern Ohio trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin, Sunbury and Westerville, Ohio. The Northeastern Ohio trade area includes the newly acquired Liberty locations in Beachwood, Twinsburg, and Solon, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2017 and 2016, loans outstanding to individuals and businesses are dependent upon the local economic conditions in the Company’s immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses (in thousands):

			Real Estate- Mortgage
December 31, 2017	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$3,627	$44	$2,824	$5,610	$4	$12,109
Collectively evaluated for impairment	97,719	46,973	315,333	432,337	18,742	911,104
Total loans	$101,346	$47,017	$318,157	$437,947	$18,746	$923,213

			Real estate- Mortgage
December 31, 2016	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,190	$913	$3,135	$7,187	$5	$12,430
Collectively evaluated for impairment	59,440	22,796	267,695	242,303	4,476	596,710
Total loans	$60,630	$23,709	$270,830	$249,490	$4,481	$609,140

			Real Estate- Mortgage
December 31, 2017	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$694	$-	$140	$733	$-	$1,567
Collectively evaluated for impairment	305	313	1,620	3,303	82	5,623
Total ending allowance balance	$999	$313	$1,760	$4,036	$82	$7,190

			Real Estate- Mortgage
December 31, 2016	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$90	$-	$251	$186	$-	$527
Collectively evaluated for impairment	358	172	2,567	2,949	25	6,071
Total ending allowance balance	$448	$172	$2,818	$3,135	$25	$6,598

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

Management evaluates individual loans in all of the commercial segments for possible impairment based on guidance established by the Board of Directors. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of a larger relationship that is impaired, or the loan was modified in a troubled debt restructuring.

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

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2017
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$450	$1,006	$-
Real estate - construction	44	44	-
Real estate - mortgage:
Residential	1,685	1,904	-
Commercial	1,870	1,984	-
Consumer installment	4	4	-
Total	$4,053	$4,942	$-

With an allowance recorded:
Commercial and industrial	$3,177	$3,888	$694
Real estate - mortgage:
Residential	1,139	1,179	140
Commercial	3,740	3,913	733
Total	$8,056	$8,980	$1,567

Total:
Commercial and industrial	$3,627	$4,894	$694
Real estate - construction	44	44	-
Real estate - mortgage:
Residential	2,824	3,083	140
Commercial	5,610	5,897	733
Consumer installment	4	4	-
Total	$12,109	$13,922	$1,567

December 31, 2016
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$319	$318	$-
Real estate - construction	913	909	-
Real estate - mortgage:
Residential	2,142	2,140	-
Commercial	2,031	2,027	-
Total	$5,405	$5,394	$-

With an allowance recorded:
Commercial and industrial	$871	$868	$90
Real estate - mortgage:
Residential	993	991	251
Commercial	5,156	5,147	186
Consumer installment	5	5	-
Total	$7,025	$7,011	$527

Total:
Commercial and industrial	$1,190	$1,186	$90
Real estate - construction	913	909	-
Real estate - mortgage:
Residential	3,135	3,131	251
Commercial	7,187	7,174	186
Consumer installment	5	5	-
Total	$12,430	$12,405	$527

The tables above include troubled debt restructuring totaling $5.4 million and $6.7 million as of December 31, 2017 and 2016, respectively.

The following table presents interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2017		As of December 31, 2016		As of December 31, 2015

	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized

Commercial and industrial	$2,378	$178	$1,211	$32	$1,468	$100
Real estate - construction	565	1	1,281	10	2,407	115
Real estate - mortgage:
Residential	3,068	89	3,529	98	4,356	160
Commercial	6,820	446	7,384	368	5,203	350
Consumer installment	5	1	6	1	6	-
Total	$12,836	$715	$13,411	$509	$13,440	$725

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

In each case the concession is made due to deterioration in the borrower’s financial condition, and the new terms are less stringent than those required on a new loan with similar risk. The total impact on the ALLL for 2017 and 2016 related to TDRs was $509,000 and $436,000, respectively.

The following tables present the number of loan modifications by class, the corresponding recorded investment, and the subsequently defaulted modifications (in thousands):

	December 31, 2017
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial and industrial	4	-	4	$127	$127
Residential real estate	5	-	5	256	256

	December 31, 2016
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial and industrial	5	-	5	$610	$610
Residential real estate	4	-	4	166	166
Commercial real estate	1	-	1	311	311

	December 31, 2015
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial and industrial	6	-	6	$434	$434
Real estate construction	1	-	1	181	181
Residential real estate	5	1	6	515	535
Commercial real estate	1	-	1	270	270

	December 31, 2016
	Number of	Recorded
Troubled Debt Restructurings subsequently defaulted	Contracts	Investment
Commercial and industrial	2	$7
Real estate construction	1	-
Residential real estate	4	278
Commercial real estate	1	119

	December 31, 2015
	Number of	Recorded
Troubled Debt Restructurings subsequently defaulted	Contracts	Investment
Commercial and industrial	2	$14
Real estate construction	1	130

There were no subsequent defaults of troubled debt restructurings for the year ended December 31, 2017.

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

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan-rating process with several layers of internal and external oversight.  Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as bankruptcy, repossession, or death, occurs to raise awareness of a possible credit event.  The Company’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis with the Chief Credit Officer ultimately responsible for accurate and timely risk ratings.  The Credit Department performs an annual review of all commercial relationships $1.0 million or greater.  Confirmation of the appropriate risk grade is included in the review on an ongoing basis.   The Company engages an external consultant to conduct loan reviews on a semiannual basis. Generally, the external consultant reviews commercial relationships greater than $250,000 and/or criticized relationships greater than $125,000. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a quarterly basis.  Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system (in thousands):

	December 31, 2017
		Special			Total
	Pass	Mention	Substandard	Doubtful	Loans

Commercial and industrial	$95,621	$1,942	$3,783	$-	$101,346
Real estate - construction	46,995	-	22	-	47,017
Real estate - mortgage:
Residential	312,176	723	5,258	-	318,157
Commercial	424,225	9,164	4,558	-	437,947
Consumer installment	18,742	-	4	-	18,746
Total	$897,759	$11,829	$13,625	$-	$923,213

	December 31, 2016
		Special			Total
	Pass	Mention	Substandard	Doubtful	Loans

Commercial and industrial	$58,539	$663	$1,428	$-	$60,630
Real estate - construction	23,541	144	24	-	23,709
Real estate - mortgage:
Residential	264,481	428	5,921	-	270,830
Commercial	240,678	4,422	4,390	-	249,490
Consumer installment	4,467	-	14	-	4,481
Total	$591,706	$5,657	$11,777	$-	$609,140

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans and nonaccrual loans (in thousands):

	December 31, 2017
		30-59 Days	60-89 Days	90 Days+	Total	Total
	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial and industrial	$99,633	$1,607	$29	$77	$1,713	$101,346
Real estate - construction	47,017	-	-	-	-	47,017
Real estate - mortgage:
Residential	314,866	1,977	227	1,087	3,291	318,157
Commercial	434,879	1,907	1	1,160	3,068	437,947
Consumer installment	18,736	10	-	-	10	18,746
Total	$915,131	$5,501	$257	$2,324	$8,082	$923,213

	December 31, 2016
		30-59 Days	60-89 Days	90 Days+	Total	Total
	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial and industrial	$60,407	$17	$2	$204	$223	$60,630
Real estate - construction	23,709	-	-	-	-	23,709
Real estate - mortgage:
Residential	268,041	1,909	207	673	2,789	270,830
Commercial	249,081	92	-	317	409	249,490
Consumer installment	4,465	-	10	6	16	4,481
Total	$605,703	$2,018	$219	$1,200	$3,437	$609,140

The following tables present the classes of the loan portfolio summarized by nonaccrual loans and loans 90 days or more past due and still accruing (in thousands):

	December 31, 2017
		90+ Days Past
	Nonaccrual	Due and Accruing

Commercial and industrial	$1,120	$-
Real estate - construction	-	-
Real estate - mortgage:
Residential	4,002	-
Commercial	3,311	-
Consumer installment	-	-
Total	$8,433	$-

	December 31, 2016
		90+ Days Past
	Nonaccrual	Due and Accruing

Commercial and industrial	$454	$-
Real estate - construction	-	-
Real estate - mortgage:
Residential	4,034	-
Commercial	1,409	-
Consumer installment	6	-
Total	$5,903	$-

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $437,000 in 2017, $309,000 in 2016, and $259,000 in 2015.

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

The Company’s methodology for determining the ALLL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statement on the Allowance for Loan and Lease Losses and other bank regulatory guidance.   The total of the two components represents the Company’s ALLL. Management also performs impairment analysis on TDRs, which may result in specific reserves.

Loans that are collectively evaluated for impairment are analyzed, with general allowances being made as appropriate.  For general allowances, historical loss trends are used in the estimation of losses in the current portfolio.  These historical loss amounts are modified by other qualitative factors.

The classes described above, which are based on the purpose code assigned to each loan, provide the starting point for the ALLL analysis.  Management tracks the historical net charge-off activity at the purpose code level.  A historical charge-off factor is calculated utilizing the last twelve consecutive historical quarters.

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

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2016	$448	$172	$2,818	$3,135	$25	$6,598
Charge-offs	(536)	-	(117)	(39)	(462)	(1,154)
Recoveries	234	34	241	111	81	701
Provision	853	107	(1,182)	829	438	1,045
ALLL balance at December 31, 2017	$999	$313	$1,760	$4,036	$82	$7,190

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2015	$867	$276	$3,139	$2,078	$25	$6,385
Charge-offs	(237)	-	(414)	(70)	(22)	(743)
Recoveries	90	-	141	140	15	386
Provision	(272)	(104)	(48)	987	7	570
ALLL balance at December 31, 2016	$448	$172	$2,818	$3,135	$25	$6,598

The negative provision allocated to residential real estate loans in the amount of $1.2 million for the year ended December 31, 2017 is due to the payoff of a large residential credit during that period. The decline in the reserve allocated for residential real estate is due to a decrease in historic losses during 2017 and consistent decreases in the ratio of nonperforming loans to total loans in this segment over the past few years resulting in a decrease in the reserves required. The increase in the ALLL balance for commercial real estate and commercial and industrial loans is primarily due to increases in specific reserves for impaired loans along with growth in these segments.

5.	OTHER REAL ESTATE OWNED (“OREO”)

OREO comprises foreclosed assets acquired in settlement of loans and is carried at fair value less estimated cost to sell and is included in other real estate owned on the Consolidated Balance Sheet. As of December 31, 2017 and December 31, 2016, there were $212,000 and $934,000, respectively, of OREO. The recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements of the applicable jurisdiction totaled $1.5 million at December 31, 2017.

6.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31:

(Dollar amounts in thousands)	2017	2016

Land and land improvements	$2,920	$2,891
Building and leasehold improvements	14,277	12,081
Furniture, fixtures, and equipment	7,010	5,404
Total premises and equipment	24,207	20,376
Less accumulated depreciation and amortization	12,354	9,173

Total premises and equipment, net	$11,853	$11,203

Depreciation expense charged to operations was $876,000 in 2017, $735,000 in 2016, and $715,000 in 2015.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $15.1 million and $4.6 million at the years ended December 31, 2017, and 2016. Core deposit intangible carrying amount was $2.7 million and $36,000 for the years ended December 31, 2017, and 2016, respectively. Core deposit accumulated amortization was $692,000 and $318,000 for the years ended December 31, 2017, and 2016.

Core deposit intangible assets are amortized to their estimated residual values over their expected useful lives, commonly of ten years. Amortization expense totaled $374,000, $40,000, and $40,000 in 2017, 2016, and 2015, respectively. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2017 is as follows:

2018	$352
2019	341
2020	332
2021	321
2022	309
Thereafter	1,094
Total	$2,749

8.	OTHER ASSETS

The components of other assets at the years ended December 31:

(Dollar amounts in thousands)	2017	2016

Restricted stock	$3,589	$2,204
Accrued interest receivable on investment securities	707	812
Accrued interest receivable on loans	2,581	1,614
Deferred tax asset, net	647	1,607
Other	1,620	1,265

Total	$9,144	$7,502

9.	DEPOSITS

Time deposits at December 31, 2017, mature $99.3 million, $21.5 million, $51.8 million, $41.0 million, and $29.4 million during 2018, 2019, 2020, 2021, and 2022, respectively.

The aggregate of all time deposit accounts of $250,000 or more amounted to $39.4 million and $27.8 million at December 31, 2017 and 2016, respectively.

10.	SHORT-TERM BORROWINGS

For the year ended December 31, outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2017	2016

Balance at year-end	$74,707	$68,359
Average balance outstanding	63,910	37,130
Maximum month-end balance	114,025	68,359
Weighted-average rate at year-end	1.36%	0.61%
Weighted-average rate during the year	1.18%	0.89%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $6.0 million line of credit at an adjustable rate, currently 4.75%, a $10.0 million line of credit at an adjustable rate, currently at 4.69%, and a $4.0 million line of credit at an adjustable rate, currently 4.74%. At December 31, 2017, 2016, and 2015, outstanding borrowings under these lines were $0, $0, and $9.5 million, respectively.

The following table provides additional detail regarding collateral pledged to secure the Company’s repurchase agreements:

	Repurchase Agreements (Sweep) Accounted
	for as Secured Borrowings
(Dollar amounts in thousands)	Overnight and Continuous
	December 31, 2017	December 31, 2016
Repurchase agreements secured by:
Mortgage-backed securities in government sponsored entities	$2,040	$2,667
Tax-exempt obligations of states and political subdivisions	495	968
Gross amount of pledged collateral	2,535	3,635

Gross amount of recognized liabilities	$1,989	$2,129

11.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

			Weighted-	Stated interest
(Dollar amounts in thousands)	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2017	2016
Fixed-rate amortizing	02/01/18	10/01/28	1.24%	1.01%	4.47%	$20,817	$1,189
Junior subordinated debt	12/21/37	12/21/37	2.85%	2.56%	3.05%	8,248	8,248

Total						$29,065	$9,437

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
		Weighted-
Year Ending December 31,	Amount	Average Rate
2018	$20,252	1.16%
2019	155	4.04%
2020	116	4.04%
2021	87	4.04%
2022	65	4.04%
Beyond 2022	8,390	2.79%

Total	$29,065	2.86%

Fixed-rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent pay-down of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent pay-down. Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $192.2 million at December 31, 2017.

The Company formed a special purpose entity (“Entity”) to issue $8.0 million of floating rate, obligated mandatorily redeemable securities, and $248,000 in common securities as part of a pooled offering. The rate adjusts quarterly, equal to LIBOR plus 1.67%. The Entity may redeem them, in whole or in part, at face value. The Company borrowed the proceeds of the issuance from the Entity in December 2006 in the form of an $8.3 million note payable, which is included in the other borrowings on the Company’s Consolidated Balance Sheet.

12.	OTHER LIABILITIES

The components of other liabilities are as follows at December 31:

	2017	2016
(Dollar amounts in thousands)
Accrued interest payable	$578	$395
Supplemental Executive Retirement Plan	1,427	1,125
Accrued salary expense	956	768
Other	1,546	843

Total	$4,507	$3,131

13.	INCOME TAXES

The provision for federal income taxes for the years ended December 31, consists of:

(Dollar amounts in thousands)	2017	2016	2015

Current payable	$3,929	$1,998	$1,004
Deferred	293	(93)	558

Total provision	$4,222	$1,905	$1,562

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31,:

(Dollar amounts in thousands)	2017	2016

Deferred tax assets:
Allowance for loan and lease losses	$1,210	$2,243
Supplemental retirement plan	528	382
Investment security basis adjustment	18	66
Nonaccrual interest income	371	456
OREO adjustments	2	26
Accrued compensation	201	261
Other	86	82
Gross deferred tax assets	2,416	3,516

Deferred tax liabilities:
Premises and equipment	356	445
Net unrealized gain on securities	347	618
FHLB stock dividends	139	225
Intangibles	307	449
Mortgage servicing rights	71	103
Deferred origination fees, net	294	63
Acquisition fair value adjustments	250	1
Other	5	5
Gross deferred tax liabilities	1,769	1,909

Net deferred tax assets	$647	$1,607

No valuation allowance was established at December 31, 2017 and 2016, in view of the Company’s ability to carry back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate for the years ended December 31, is as follows:

(Dollar amounts in thousands)	2017		2016		2015
		% of		% of		% of
		Pretax		Pretax		Pretax
	Amount	Income	Amount	Income	Amount	Income

Provision at statutory rate	$4,651	34.0%	$2,829	34.0%	$2,866	34.0%
Tax-exempt income	(1,045)	(7.6)%	(1,177)	(14.1)%	(1,347)	(15.9)%
Nondeductible interest expense	32	0.2%	32	0.4%	34	0.4%
Nondeductible merger-related expense	43	0.3%	186	2.2%	-	-%
Stock-based compensation	(50)	(0.4)%	-	-%	-	-%
Change in effective corporate tax rate	401	2.9%	-	-%	-	-%
Other	190	1.5%	35	0.4%	9	-%

Actual tax expense and effective rate	$4,222	30.9%	$1,905	22.9%	$1,562	18.5%

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

On December 22, 2017, H.R.1, commonly known as the Tax Cuts and Jobs Act (the “Act”), was signed into law. The Act includes many provisions that will affect our income tax expense, including reducing our federal tax rate from 34% to 21% effective January 1, 2018. As a result of the rate reduction, we are required to re-measure, through income tax expense in the period of enactment, our deferred tax assets and liabilities using the enacted rate at which we expect them to be recovered or settled. The re-measurement of our net deferred tax asset resulted in additional 2017 income tax expense of $401,000.

Also on December 22, 2017, the U.S. Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 118 (“SAB 118”) to address any uncertainty or diversity of views in practice in accounting for the income tax effects of the Act in situations where a registrant does not have the necessary information available, prepared, or analyzed in reasonable detail to complete this accounting in the reporting period that includes the enactment date. SAB 118 allows for a measurement period not to extend beyond one year from the Act’s enactment date to complete the necessary accounting.

We recorded provisional amounts of deferred income taxes using reasonable estimates in one area where information necessary to complete the accounting was not available, prepared, or analyzed. Our deferred tax liability for temporary differences between the tax and financial reporting bases of fixed assets principally due to the accelerated depreciation under the Act which allows for full expensing of qualified property purchased and placed in service after September 27, 2017. We will complete and record the income tax effects of this provisional item during the period the necessary information becomes available. This measurement period will not extend beyond December 22, 2018.

At December 31, 2017 and December 31, 2016, the Company had no ASC 740-10 unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the state of Ohio, and the Bank is subject to a capital‐based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before December 31, 2014.

14.	EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank who are at least 21 years of age. The Bank’s contributions to the plans are discretionary, and were based on 50% matching of voluntary contributions up to 6% of compensation for the year ended December 31, 2017. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20% increments. Special vesting provisions are in place for legacy Liberty employees with 3 or more years of service. Contributions for 2017, 2016, and 2015 to these plans amounted to $258,000, $156,000, and $156,000, respectively.

Supplemental Retirement Plan

Until 2001, MBC maintained a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who had completed five or more years of service. The plan required payment of 25% of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the projected payments for the Directors’ Retirement Plan for the years ended:

Projected Payments

2018	$18,000
2019	12,000
2020	10,000
2021	2,000
Total	$42,000

The retirement plan is available solely for nonemployee directors of MBC, but MBC has not entered into any additional retirement arrangements for nonemployee directors since 2001. All director participants have retired.

Executive Deferred Compensation Plan

The Company maintains an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management. The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to several officers, with contributions made solely by the Bank. During 2017, 2016, and 2015, the Company contributed $110,000, $99,000, and $65,000, respectively, to the Plan.

Stock Option and Restricted Stock Plan

In 2007, the Company adopted the 2007 Omnibus Equity Plan (the “2007 Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock to key officers and employees and nonemployee directors of the Company. A total of 160,000 shares of authorized and unissued or issued common stock were reserved for issuance under the 2007 Plan, which expires ten years from the date of board approval of the plan. Although the 2007 Plan expired in 2017, there remain outstanding 92,759 shares in equity awards granted under the 2007 Plan. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.

In 2017, the Company adopted the 2017 Omnibus Equity Plan (the “2017 Plan”) for granting incentive stock options, nonqualified stock options, restricted stock and other equity awards to key officers and employees and nonemployee directors of the Company. The Company’s stockholders approved the 2017 Plan at the annual meeting of the stockholders held on May 10, 2017. A total of 224,000 shares of authorized and unissued or issued common stock are reserved for issuance under the 2017 Plan, which expires ten years from the date of board approval of the plan. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. Remaining available shares that can be issued under the Plan were 218,175 at December 31, 2017.

The following table presents share data related to the outstanding options:

	2017	Weighted Average Exercise Price Per Share

Outstanding, January 1	29,324	$23.67
Expired	(1,337)	37.48
Exercised	(8,237)	27.97

Outstanding, December 31	19,750	$20.94

Exercisable, December 31	19,750	$20.94

The total intrinsic value of outstanding in-the-money exercisable stock options was $538,000 at December 31, 2017.

The following table summarizes the characteristics of stock options at December 31, 2017:

		Outstanding			Exercisable
Grant Date	Exercise Price Per Share	Shares	Contractual Average Life	Average Exercise Price Per Share	Shares	Average Exercise Price Per Share

November 10, 2008	$23.00	12,300	0.85	$23.00	12,300	$23.00
May 9, 2011	$17.55	7,450	3.35	$17.55	7,450	$17.55
		19,750			19,750

No options were granted for the years ended December 31, 2017 and 2016. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.

For each of the years ended December 31, 2017, 2016, and 2015, the Company recorded no compensation cost related to vested stock options. As of December 31, 2017, there was no unrecognized compensation cost related to unvested stock options.

For the years ended December 31, 2017 and 2016, 8,237 and 500 options were exercised resulting in net proceeds to the participant of $95,000 and $6,000, respectively.

During 2017, 2016, and 2015, the Compensation Committee of the Board of Directors of the Company granted awards of an aggregate of 5,825, 5,090, and 3,905, respectively, restricted stock units (“RSUs”) to certain employees of the Bank. The expense recognized as a result of these awards was $196,000, $123,000, and $55,000 for the years ended 2017, 2016, and 2015, respectively. The number of RSUs earned or settled will depend on certain conditions and are also subject to service period-based vesting. The award recipient must maintain service with Middlefield Banc Corp. and affiliates until the third anniversary of the award to satisfy the service condition. The performance condition will be satisfied if the average total shareholder annual return on Middlefield Banc Corp. stock for the three subsequent years is at least 8.00%.

The following table presents the activity during 2017 related to awards of RSUs:

	Units	Weighted Average Grant Date Fair Value Per Share
Nonvested at January 1, 2017	8,995	$32.93
Granted	5,825	$38.70
Forfeited	(219)	$38.70
Nonvested at December 31, 2017	14,601	$35.14
Expected to vest at December 31, 2017	14,601	$35.14

15.	COMMITMENTS

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying consolidated financial statements. These commitments and contingent liabilities represent financial instruments with off-balance sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments which were composed of the following at December 31:

(Dollar amounts in thousands)	2017	2016

Commitments to extend credit	$234,023	$161,646
Standby letters of credit	1,015	1,416

Total	$235,038	$163,062

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

Leasing Arrangements

The Company leases certain of its banking facilities under operating leases which contain certain renewal options. As of December 31, 2017, approximate future minimum rental payments, including the renewal options under these leases, are as follows (in thousands):

2018	$655
2019	639
2020	641
2021	598
2022	365
Thereafter	920
Total	$3,818

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions and assume that all renewal option periods will be exercised by the Company. Rent expense approximated $641,000, $285,000, and $288,000 for the years ended December 31, 2017, 2016, and 2015, respectively.

16.	REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a bank holding company. The bank is subject to regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the State of Ohio, Division of Financial Institutions.

Cash Requirements

The Federal Reserve Bank of Cleveland requires the Company to maintain certain average reserve balances. As of December 31, 2017 and 2016, the Bank had required reserves of $15.8 million and $2.9 million comprising vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10% of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula the amount available for payment of dividends for 2017 approximates $5.1 million plus 2018 profits retained up to the date of the dividend declaration. As a condition to the ODFI’s approval of the merger of Liberty into MBC, until the second anniversary of the merger, that is until January 12, 2019, MBC is required to obtain the ODFI’s advance approval for dividend payments to the Company.

17.	REGULATORY CAPITAL

The Bank and Company are subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of December 31, 2017, the Bank and Company have met all capital adequacy requirements to which they are subject.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is adequately capitalized, regulatory approval is required before the institution may accept brokered deposits. If an institution is undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

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

The following tables present actual and required capital ratios as of December 31, 2017 and 2016, under the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	As of December 31, 2017
		Tier 1 Risk	Common	Total Risk
	Leverage	Based	Equity Tier 1	Based
The Middlefield Banking Company	9.47%	10.88%	10.88%	11.64%
Middlefield Banc Corp.	10.20%	11.64%	10.79%	12.41%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

	As of December 31, 2016
		Tier 1 Risk	Common	Total Risk
	Leverage	Based	Equity Tier 1	Based
The Middlefield Banking Company	9.29%	13.03%	13.03%	14.25%
Middlefield Banc Corp.	9.27%	13.07%	13.07%	15.75%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

18.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

The following tables present the assets measured on a recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2017

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$8,719	$-	$8,719
Obligations of states and political subdivisions	-	67,429	-	67,429
Mortgage-backed securities in government- sponsored entities	-	18,510	-	18,510
Total debt securities	-	94,658	-	94,658
Equity securities in financial institutions	-	625	-	625
Total	$-	$95,283	$-	$95,283

		December 31, 2016

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$10,236	$-	$10,236
Obligations of states and political subdivisions	-	81,223	-	81,223
Mortgage-backed securities in government- sponsored entities	-	20,069	-	20,069
Private-label mortgage-backed securities	-	1,709	-	1,709
Total debt securities	-	113,237	-	113,237
Equity securities in financial institutions	-	1,139	-	1,139
Total	$-	$114,376	$-	$114,376

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

		December 31, 2017

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$3,072	$3,072
Other real estate owned	-	-	32	32

		December 31, 2016

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$6,498	$6,498
Other real estate owned	-	-	511	511

The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2017
Impaired loans	$3,072	Appraisal of collateral (1)	Appraisal adjustments (2)	0%	to	86.1%	(13.8%)

Other real estate owned	$32	Appraisal of collateral (1)	Appraisal adjustments (2)	0%	to	10.0%

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2016
Impaired loans	$4,928	Discounted cash flow	Discount rate	3.1%	to	7.0%	(5.1%)
	$1,570	Appraisal of collateral (1)	Appraisal adjustment (2)	0.0%	to	59.7%	(28.2%)

Other real estate owned	$511	Appraisal of collateral (1)	Appraisal adjustments (2)	0%	to	10.0%

(1)

Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level III inputs which are not identifiable, less any associated allowance.

(2)

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2017
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$39,886	$39,886	$-	$-	$39,886
Investment securities available for sale	95,283	-	95,283	-	95,283
Loans held for sale	463	-	463	-	463
Net loans	916,023	-	-	913,323	913,323
Bank-owned life insurance	15,652	15,652	-	-	15,652
Federal Home Loan Bank stock	3,589	3,589	-	-	3,589
Accrued interest receivable	3,288	3,288	-	-	3,288

Financial liabilities:
Deposits	$878,194	$635,207	$-	$242,020	$877,227
Short-term borrowings	74,707	74,707	-	-	74,707
Other borrowings	29,065	-	-	29,069	29,069
Accrued interest payable	578	578	-	-	578

	December 31, 2016
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$32,495	$32,495	$-	$-	$32,495
Investment securities available for sale	114,376	-	114,376	-	114,376
Loans held for sale	634	-	634	-	634
Net loans	602,542	-	-	604,447	604,447
Bank-owned life insurance	13,540	13,540	-	-	13,540
Restricted stock	2,204	2,204	-	-	2,204
Accrued interest receivable	2,426	2,426	-	-	2,426

Financial liabilities:
Deposits	$629,934	$440,500	$-	$189,871	$630,371
Short-term borrowings	68,359	68,359	-	-	68,359
Other borrowings	9,437	-	-	9,512	9,512
Accrued interest payable	395	395	-	-	395

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

Loans Held for Sale

Loans held for sale are carried at lower of cost or fair value. The fair value of loans held for sale is based on secondary market pricing on portfolios with similar characteristics. The changes in fair value of the assets are largely driven by changes in interest rates subsequent to loan funding and changes in the fair value of servicing associated with the mortgage loan held for sale. Within this total are student loans held for sale for which the fair value is based on readily determinable market prices, which is a level I Price.

Net Loans

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were utilized as estimates for fair value.

Deposits and Other Borrowed Funds

The fair values of certificates of deposit and other borrowings are based on the discounted value of contractual cash flows. The discount rates are estimated using rates currently offered for similar instruments with similar remaining maturities. Demand, savings, and money market deposits are valued at the amount payable on demand as of year end.

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

The following table presents the changes in accumulated other comprehensive income by component net of tax:

Unrealized gains on
available-for-sale
(Dollars in thousands)	securities (a)

Balance as of December 31, 2014	$2,548
Other comprehensive income before reclassification	60
Amount reclassified from accumulated other comprehensive income	(213)
Period change	(153)
Balance at December 31, 2015	$2,395

Balance as of December 31, 2015	$2,395
Other comprehensive (loss) before reclassification	(994)
Amount reclassified from accumulated other comprehensive income	(200)
Period change	(1,194)
Balance at December 31, 2016	$1,201

Balance as of December 31, 2016	$1,201
Other comprehensive income before reclassification	475
Amount reclassified from accumulated other comprehensive income	(585)
Period change	(110)
Balance at December 31, 2017	$1,091

(a)	All amounts are net of tax. Amounts in parentheses indicate debits to accumulated other comprehensive income.

The following tables present significant amounts reclassified out of each component of accumulated other comprehensive income:

Amount Reclassified
	from Accumulated Other	Affected Line Item in
	Comprehensive Income	the Statement Where
(Dollars in thousands)	(a)	Net Income is
Details about other comprehensive income	December 31, 2017	Presented
Unrealized gains on available-for-sale securities
	$886	Investment securities gains, net
	(301)	Income taxes
$585

Affected Line Item in
the Statement Where
(Dollars in thousands)		Net Income is
Details about other comprehensive income	December 31, 2016	Presented
Unrealized gains on available-for-sale securities
	$303	Investment securities gains, net
	(103)	Income taxes
$200

Affected Line Item in
the Statement Where
(Dollars in thousands)		Net Income is
Details about other comprehensive income	December 31, 2015	Presented
Unrealized gains on available-for-sale securities
	$323	Investment securities gains, net
	(110)	Income taxes
$213

(a)	Amounts in parentheses indicate expenses and other amounts indicate income.

20.	BUSINESS ACQUISITION

In the second quarter of 2016, the Company announced the signing of a definitive merger agreement to acquire 100% of the outstanding equity interest of Liberty for cash and stock. Liberty was an Ohio bank that conducted its business from a main office in Beachwood, Ohio with branches in Twinsburg and Solon, Ohio.

The transaction closed on January 12, 2017, with Liberty having been merged into Middlefield Bank, with Middlefield Bank as the surviving entity. The acquisition established the Company’s presence in Cuyahoga and Summit Counties.

Under the terms of the merger agreement, the Company acquired all of the outstanding shares of Liberty for a total purchase price of $42.2 million.  As a result of the acquisition, the Company issued 544,610 common shares and $21.2 million in cash to the former shareholders of Liberty. The shares were issued with a value of $38.55 per share, which was the closing price of the Company’s stock on January 12, 2017. Prior to the acquisition the Company had a previously held equity interest in Liberty which was re-measured at fair value on the acquisition date and resulted in a gain of $488,000, which was recorded in the investment securities gains – net line on the Consolidated Statement of Income for the year ended December 31, 2017.

The acquired assets and assumed liabilities were measured at estimated fair values. The Company relied on the income approach to estimate the value of the loans. The loans’ underlying characteristics (account types, remaining terms (in months), annual interest rates or coupons, interest types, past delinquencies, timing of principal and interest payments, current market rates, loan-to-value ratios, loss exposures and remaining balance) were considered. Various assumptions were applied regarding credit, interest, and prepayment risks for the loans based on loan types, payment types and fixed or variable classifications.

The Company also recorded an identifiable intangible asset representing the core deposit base of Liberty. The discounted cash flow method was used in valuing this intangible. This method is based upon the principle of future benefits; economic value is based on anticipated future benefits as measured by cash flows expected to occur in the future. The estimated future cash flows are converted to a value indicator by determining the present value of the cash flows using a discount rate. The discount rate is based upon the nature of the business, the level of risk, and the expected stability of the estimated future cash flows. The higher the risk, the higher the discount rate, and the lower the value indicator.

Time deposit fair values were estimated using an income approach. The methodology entailed discounting the contractual cash flows of the instruments over their remaining contractual lives at prevailing market rates. Interest and principal payments were projected for each category of CDs over the period from the valuation date to the maturity dates. These payments represent future cash flows to be paid to depositors until maturity. Using appropriate market interest rates for each category of CDs, the future cash flows were discounted to their present value equivalents. The market interest rates were selected based on peer rates in Ohio from Bankrate as of the valuation date.

The following table summarizes the purchase of Liberty as of January 12, 2017:

(In Thousands, Except Per Share Data)
Purchase Price Consideration in Common Stock
Middlefield Banc Corp. shares issued	544,610
Value assigned to Middlefield Banc Corp. common shares	$38.55
Purchase price assigned to Liberty common shares exchanged for Middlefield Banc Corp. shares		20,995
Purchase Price Consideration in Cash
Purchase price assigned to Liberty common shares exchanged for cash		21,173
Total Purchase Price		42,168
Previously held equity interest in Liberty		1,068
Net Assets Acquired:
Liberty shareholders equity	$30,474
Adjustments to reflect assets acquired at fair value:
Loans
Allowance for loan loss	3,257
Loans - interest rate	578
Loans - general credit	(2,161)
Core deposit intangible	3,087
Other	254
Adjustments to reflect liabilities acquired at fair value:
Time deposits	(141)
Deferred taxes	(906)
Change in control	(1,718)
Total net assets acquired		32,724
Goodwill resulting from merger		$10,512

The following condensed statement reflects the amounts recognized as of the acquisition date for each major class of asset acquired and liability assumed, at fair value:

(In Thousands)
Total purchase price		$42,168
Previously held equity interest in Liberty		1,068
Assets (liabilities) acquired:
Net assets acquired:
Cash	26,604
Loans and loans held for sale	201,341
Premises and equipment, net	325
Accrued interest receivable	440
Bank-owned life insurance	1,681
Core deposit intangible	3,087
Other assets	997
Time deposits	(30,744)
Non-time deposits	(167,300)
Accrued interest payable	(47)
Deferred taxes	(906)
Other liabilities	(2,754)
Total net assets acquired		32,724
Goodwill resulting from the Liberty merger		$10,512

Middlefield recorded goodwill and intangibles associated with the purchase of Liberty totaling $10.5 million. Goodwill is not amortized, but is periodically evaluated for impairment. Middlefield Bank did not recognize any impairment during the year ended December 31, 2017. Management made adjustments to goodwill subsequent to the acquisition of $575,000 due to refinements in a purchase accounting adjustment.

Identifiable intangibles are amortized to their estimated residual values over the expected useful lives. Such lives are also periodically reassessed to determine if any amortization period adjustments are required. During the year ended December 31, 2017, no such adjustments were recorded. The identifiable intangible assets consist of a core deposit intangible which is being amortized over the estimated useful life. The gross carrying amount of the core deposit intangible at December 31, 2017 was $2.7 million with $342,000 accumulated amortization as of that date.

As of December 31, 2017, the current year and estimated future amortization expense for the core deposit intangible is as follows:

Remaining	2018	$352
	2019	341
	2020	332
	2021	321
	2022	309
	Thereafter	1,094
		$2,749

Results of operations for Liberty prior to the acquisition date are not included in the Consolidated Statement of Income for the year ended December 31, 2017. The results of activities from the former Liberty operations that are included in the Consolidated Statement of Income from the date of acquisition through December 31, 2017 are broken out in the following table:

Actual from Acquisition Date Through December 31, 2017
(in thousands)

Net interest income	$10,354
Noninterest income	$744
Net income	$2,625

The table below presents unaudited pro forma information as if the acquisition of Liberty had occurred on January 1, 2016. This has been prepared for comparative purposes only and is not necessarily indicative of the actual results that would have been attained had the acquisition occurred as of the beginning of the periods presented, nor is it indicative of future results. Furthermore, the unaudited pro forma information does not reflect management’s estimate of any revenue-enhancing opportunities nor anticipated cost savings as a result of the integration and consolidation of the acquisition. Merger and acquisition integration costs and amortization of fair value adjustments are included in the amounts below.

	Pro Formas
	Twelve-month period ended December 31,
	2017	2016
	(in thousands, except per share data)

Net interest income	$37,646	$34,817
Noninterest income	4,920	5,485
Net income	$8,438	$8,692
Pro forma earnings per share:
Basic	$2.79	$4.12
Diluted	$2.77	$4.10

Included in the above net income amount for the twelve months ended December 31, 2017 is $1.1 million of nonrecurring merger expenses.

21.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2017	2016
ASSETS
Cash and due from banks	$1,766	$2,543
Investment securities available for sale	625	1,139
Investment in nonbank subsidiary	2,363	2,360
Investment in subsidiary bank	119,946	76,365
Other assets	3,450	2,837

TOTAL ASSETS	$128,150	$85,244

LIABILITIES
Trust preferred securities	$8,248	$8,248
Other liabilities	39	36
TOTAL LIABILITIES	8,287	8,284

STOCKHOLDERS' EQUITY	119,863	76,960

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$128,150	$85,244

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2017	2016	2015

INCOME
Dividends from subsidiary bank	$10,425	$3,400	$4,023
Gain on sale of investment securities	488	-	-
Other	80	24	19
Total income	10,993	3,424	4,042

EXPENSES
Interest expense	460	366	290
Other	2,091	1,856	860
Total expenses	2,551	2,222	1,150

Income before income tax benefit	8,442	1,202	2,892

Income tax benefit	(673)	(561)	(386)

Income before equity in undistributed net income of subsidiaries	9,115	1,763	3,278

Equity in undistributed net income of subsidiaries	340	4,653	3,587

NET INCOME	$9,455	$6,416	$6,865

Comprehensive Income	$9,345	$5,222	$6,712

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2017	2016	2015

OPERATING ACTIVITIES
Net income	$9,455	$6,416	$6,865
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(337)	(4,710)	(3,703)
Equity in undistributed net loss of EMORECO	(3)	57	116
Stock-based compensation expense	33	29	18
Gain on sale of investment securities	(488)	-	-
Other, net	282	(484)	(503)
Net cash provided by operating activities	8,942	1,308	2,793

INVESTING ACTIVITIES
Acquisition, net of cash paid	(22,249)	-	-

FINANCING ACTIVITIES
Net (decrease) increase in short-term borrowings	-	(9,499)	6,363
Purchase of treasury stock	-	-	(6,784)
Proceeds from issuance of common stock	15,164	11,210	-
Stock options exercised	184	(6)	(7)
Proceeds from dividend reinvestment plan	540	519	651
Cash dividends	(3,358)	(2,318)	(2,153)
Net cash used for financing activities	12,530	(94)	(1,930)

Increase (decrease) in cash	(777)	1,214	863

CASH AT BEGINNING OF YEAR	2,543	1,329	466

CASH AT END OF YEAR	$1,766	$2,543	$1,329

SUPPLEMENTAL INFORMATION
Common stock issued in business acquisition	$20,995	$-	$-

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017

Total interest and dividend income	$10,199	$10,902	$11,330	$11,564
Total interest expense	1,442	1,625	1,818	1,762

Net interest income	8,757	9,277	9,512	9,802
Provision for loan losses	165	170	280	430

Net interest income after provision for loan losses	8,592	9,107	9,232	9,372

Total noninterest income	1,511	989	1,441	918
Total noninterest expense	7,267	6,704	7,297	6,217

Income before income taxes	2,836	3,392	3,376	4,073
Income taxes	736	885	914	1,687

Net income	$2,100	$2,507	$2,462	$2,386

Per share data:
Net income
Basic	$0.78	$0.84	$0.77	$0.73
Diluted	0.78	0.83	0.76	0.73
Average shares outstanding:
Basic	2,679,816	3,000,451	3,212,335	3,215,300
Diluted	2,692,015	3,014,140	3,223,753	3,231,791

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2016	2016	2016	2016

Total interest and dividend income	$7,348	$7,405	$7,420	$7,821
Total interest expense	1,025	1,066	1,026	1,073

Net interest income	6,323	6,339	6,394	6,748
Provision for loan losses	105	105	105	255

Net interest income after provision for loan losses	6,218	6,234	6,289	6,493

Total noninterest income	909	1,173	977	900
Total noninterest expense	5,338	4,915	5,662	4,957

Income before income taxes	1,789	2,492	1,604	2,436
Income taxes	302	566	261	776

Net income	$1,487	$1,926	$1,343	$1,660

Per share data:
Net income
Basic	$0.79	$0.94	$0.60	$0.71
Diluted	0.79	0.94	0.60	0.70
Average shares outstanding:
Basic	1,878,177	2,051,137	2,247,587	2,251,412
Diluted	1,886,943	2,059,411	2,256,230	2,264,712

23.	RETURN ON EQUITY AND ASSETS

The ratio of net income to average shareholders’ equity and average total assets and certain other ratios are as follows for periods ended December 31:

(Dollars in thousands)	2017	2016	2015

Average total assets	$1,069,656	$757,052	$710,271

Average shareholders' equity	$110,966	$68,741	$64,655

Net income	$9,455	$6,416	$6,865

Net income available to common shareholders	$9,455	$6,416	$6,865

Cash dividends declared per share	$1.08	$1.08	$1.07

Return on average total assets	0.88%	0.85%	0.97%

Return on average shareholders' equity	8.52%	9.33%	10.62%

Dividend payout ratio (1)	35.52%	36.18%	31.36%

Average shareholders' equity to average assets	10.37%	9.08%	9.10%

(1) Cash dividends declared on common shares divided by net income available to common shareholders

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

Significant Factors Affecting Financial Results

Capital maintenance is a priority. The Company’s Tier 1 leverage capital was 10.20% as of December 31, 2017, with total risk-based capital of 12.41%. MBC’s Tier 1 leverage capital was 9.47% as of December 31, 2017, with total risk-based capital of 11.64%. In 2017, MBC grew the balance sheet as a result of increasing loan volume and the acquisition of Liberty. We also benefitted from strong income and stockholders’ equity experienced growth. The goal of the elevated capital levels is to account for potential economic stress in the markets in which the Company operates and to account for the levels of substandard and other nonperforming assets.

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

The total number of banks and savings associations as of the end of 2017 is less than half the number at the end of 1990. Nevertheless, a large percentage of the institutions that remain are small, community-oriented institutions, although the share of total banking assets that they control continues to decline. We believe a strong incentive exists for growth through industry consolidation as a defense to pressure from competitors. We therefore believe that industry consolidation is likely to continue and that the pace of consolidation could actually accelerate.

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

Valuation of Securities. Securities are classified as held to maturity or available for sale on the date of purchase. Only those securities classified as held to maturity are reported at amortized cost. Available-for-sale and trading securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income, net of related deferred income taxes, on the Consolidated Balance Sheet. The majority of all of the Company’s securities are valued based on prices compiled by third party vendors using observable market data. However, certain securities are less actively traded and do not always have quoted market prices. The determination of fair value for less actively traded securities, therefore, requires judgment, with such determination requiring benchmarking to similar instruments or analyzing default and recovery rates. Examples include certain collateralized mortgage and debt obligations and high-yield debt securities. Realized securities gains or losses are reported within noninterest income in the Consolidated Statement of Income. The cost of securities sold is based on the specific identification method.

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

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 99.3% of the total available-for-sale portfolio as of December 31, 2017, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

Changes in Financial Condition

General The Company’s total assets increased $318.5 million or 40.4% to $1.1 billion at December 31, 2017 from $787.8 million at December 31, 2016. This increase was mostly due to an increase in net loans of $313.5 million largely due to the acquisition of Liberty, which was partially offset by a decrease in investments of $19.1 million.

The increase in the Company’s total assets reflects a related increase in total liabilities of $275.6 million or 38.8% to a total balance of $986.5 million at December 31, 2017 from $710.9 million at December 31, 2016. The Company experienced an increase in total stockholders’ equity of $42.9 million.

The increase in total liabilities was due to growth in deposits and other borrowings for the year, along with an increase in deposits due to the acquisition of Liberty. Total deposits increased $248.3 million or 39.4% to $878.2 million at December 31, 2017 from $629.9 million as of December 31, 2016. Other borrowings increased $19.6 million or 208.0% to $29.1 million at December 31, 2017 from $9.4 million as of December 31, 2016. The net increase in total stockholders’ equity can be attributed to an increase in common stock and retained earnings of $36.9 million and $6.1 million, respectively.

On January 12, 2017, the Company completed its acquisition of Liberty pursuant to a previously announced definitive merger agreement. Under the terms of the merger agreement, Liberty shareholders received $37.96 in cash or 1.1934 shares of Middlefield’s common stock in exchange for each share of Liberty common stock they owned immediately prior to the merger. Middlefield issued 544,610 shares of its common stock in the merger and the aggregate merger consideration was approximately $42.2 million.

In a private placement completed on May 10, 2017, the Company sold 400,000 shares of its common stock, without par value, at a purchase price of $40.00 per share. The offering was to accredited investors only. The gross proceeds of the offering were $16.0 million before compensation of $760,000 payable to the investment bank acting as placement agent. The offer and sale of the Company’s common stock in the private placement were exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of, and Rule 506 of Regulation D under, the Securities Act. The Company used the proceeds of the private placement to repay outstanding borrowings of approximately $12.0 million, for general corporate purposes, and for future cash flows.

Cash and cash equivalents Cash and due from banks and federal funds sold represent cash and cash equivalents which increased $7.4 million or 22.7% to $39.9 million at December 31, 2017 from $32.5 million at December 31, 2016. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Investment securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity. The balance of total securities decreased $19.1 million, or 16.7%, as compared to 2016, with the ratio of securities to total assets decreasing to 8.6% at December 31, 2017, compared to 14.5% at December 31, 2016.

The Company benefits from owning municipal bonds, which totaled $66.9 million or 70.2% of the Company's total investment portfolio at December 31, 2017. The weighted-average federal tax equivalent (FTE) yield on all debt securities at year-end 2017 was 4.22%, as compared to 4.18% at year-end 2016. While the Company's focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

Loans receivable The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent construction and consumer loans. Net loans receivable increased $313.5 million or 52.0% to $916.0 million at December 31, 2017 from $602.5 million at December 31, 2016 due to both the Liberty acquisition and organic growth. The Liberty acquisition resulted in a net increase of loans receivable of $195.4 million as of the date of acquisition. Included in the total increase to loans receivable were increases in the commercial real estate, residential real estate, commercial and industrial, construction, and consumer installment portfolios of $188.5 million, $47.3 million, $40.7 million, $23.3 million, and $14.3 million, respectively.

The product mix in the loan portfolio is commercial real estate loans equaling 47.4%, residential real estate loans 34.5%, commercial and industrial loans 11.0%, construction loans 5.1%, and consumer loans 2.0% at December 31, 2017 compared with 41.0%, 44.5%, 10.0%, 3.9%, and 0.7%, respectively, at December 31, 2016.

Loans contributed 91.5% of total interest income in 2017 and 86.0% in 2016. The loan portfolio yield of 4.69% in 2017 was 27 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

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

Restricted stock. The Company’s investment in restricted stock increased $1.4 million, or 62.9%, to $3.6 million as of December 31, 2017, compared to $2.2 million as of December 31, 2016.

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

The Company values core deposits and monitors the ongoing value of core deposit intangibles and goodwill on an annual basis. As of December 31, 2017, the Company recorded net increases in goodwill and core deposit intangibles of $10.5 million and $2.7 million, respectively. These increases are the direct result of the Liberty acquisition.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $2.1 million to $15.6 million as of December 31, 2017 from $13.5 million at the end of 2016 as a result of the Liberty acquisition and increases in cash surrender value.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 89.4% of the Company’s total funding sources at December 31, 2017. The deposit base consists of demand deposits, savings, money market accounts and time deposits. Total deposits increased $248.3 million or 39.4% to $878.2 million at December 31, 2017 from $629.9 million at December 31, 2016. The Liberty acquisition resulted in a net increase of deposits of $198.0 million as of the date of acquisition.

Savings and time deposits are the largest sources of funding for the Company's earning assets, making up a combined 51.4% of total deposits. The total increase in deposits is the result of increases in money market, noninterest-bearing demand, time, savings, and interest-bearing demand deposits of $75.3 million or 100.5%, $58.8 million or 44.0%, $53.5 million or 28.3%, $36.1 million or 21.0%, and $24.4 million or 41.0%, respectively, at December 31, 2017.

The Company will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly employ both retail and wholesale funds to support earning assets and minimize interest costs.

Borrowed funds. The Company uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, lines of credit from other banks and repurchase agreement borrowings. Borrowed funds increased $26.0 million or 33.4% to $103.8 million at December 31, 2017 from $77.8 million at December 31, 2016. Borrowings increased in order to fund loan growth.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines.

Stockholders’ equity totaled $119.9 million at December 31, 2017, compared to $77.0 million at December 31, 2016, which represents an increase of 55.7%. This growth was largely the result of an increase in common stock in relation to the Liberty acquisition (Note 20), and the proceeds from the private placement discussed previously. There was no change in the treasury stock balance of $13.5 million from 2016 to 2017. Retained earnings increased $6.1 million resulting from net income, less cash dividends paid of $3.4 million, or $1.08 per share, year-to-date. Common stock increased $36.9 million, or 77.0%, to $84.9 million at December 31, 2017 from $47.9 million at December 31, 2016. The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2017, shareholders invested $0.5 million through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 11,721 new shares at a weighted average price of $46.07.

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

	For the Twelve Months Ended December 31,
	2017			2016			2015

	Average		Average	Average		Average	Average		Average
(Dollar amounts in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable	$857,361	$40,235	4.69%	$565,223	$25,798	4.55%	$494,931	$23,824	4.81%
Investment securities (3)	104,444	3,168	4.22%	131,797	4,019	4.18%	152,015	4,627	4.11%
Interest-bearing deposits with other banks	47,168	592	1.26%	22,316	177	0.79%	23,855	144	0.60%
Total interest-earning assets	1,008,973	43,995	4.42%	719,336	29,994	4.37%	670,801	28,595	4.51%
Noninterest-earning assets	60,683			37,716			39,470
Total assets	$1,069,656			$757,052			$710,271
Interest-bearing liabilities:
Interest-bearing demand deposits	$87,678	236	0.27%	$65,403	195	0.30%	$62,064	191	0.31%
Money market deposits	158,159	980	0.62%	80,331	332	0.41%	76,034	312	0.41%
Savings deposits	193,003	608	0.32%	174,995	427	0.24%	179,095	542	0.30%
Certificates of deposit	241,195	3,526	1.46%	186,627	2,664	1.42%	190,097	2,381	1.25%
Borrowings	96,154	1,297	1.35%	46,865	572	1.22%	22,108	394	1.78%
Total interest-bearing liabilities	776,189	6,647	0.86%	554,221	4,190	0.75%	529,398	3,820	0.72%
Noninterest-bearing liabilities
Other liabilities	182,501			134,090			116,218
Stockholders' equity	110,966			68,741			64,655
Total liabilities and stockholders' equity	$1,069,656			$757,052			$710,271
Net interest income		$37,348			$25,804			$24,775
Interest rate spread (1)			3.57%			3.61%			3.78%
Net interest margin (2)			3.82%			3.79%			3.94%
Ratio of average interest-earning assets to average interest-bearing liabilities			129.99%			129.79%			126.71%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Tax-equivalent adjustments to calculate the yield on tax-exempt securities were $1,239, $1,501, and 1,628, for 2017, 2016, and 2015, respectively.

Interest Rates and Interest Differential

	2017 versus 2016			2016 versus 2015

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$13,501	$936	$14,437	$3,292	$(1,318)	$1,974
Investment securities	(1,149)	298	(851)	(838)	230	(608)
Interest-bearing deposits with other banks	254	161	415	(11)	44	33
Total interest-earning assets	12,606	1,395	14,001	2,443	(1,044)	1,399

Interest-bearing liabilities:
Interest-bearing demand deposits	63	(22)	41	10	(6)	4
Money market deposits	401	247	648	18	2	20
Savings deposits	50	131	181	(11)	(104)	(115)
Certificates of deposit	786	76	862	(46)	329	283
Borrowings	633	92	725	371	(193)	178
Total interest-bearing liabilities	1,933	524	2,457	342	28	370

Net interest income	$10,673	$871	$11,544	$2,101	$(1,072)	$1,029

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

The allowance for loan and lease loss balance as of December 31, 2017 totaled $7.2 million representing a $0.6 million increase from the end of 2016. For the year of 2017, the provision for loan losses was $1.0 million which represented an increase of $0.4 million from the $0.6 million provided during 2016. Asset quality is a high priority in our overall business plan as it relates to long-term asset growth projections. During 2017, net charge-offs increased by $0.1 million to $0.5 million compared to $0.4 million in 2016. Two key ratios to monitor asset quality performance are net charge-offs to average loans and the allowance for loan and lease losses to nonperforming loans. At year-end 2017, these ratios were 0.05% and 53.6%, respectively, compared to 0.06% and 54.8% in 2016.

MBC recorded loans acquired through the Liberty acquisition without carrying over any allowance. As such, the acquisition of these loans had a negligible effect on the determination of the allowance for loans and lease losses as of December 31, 2017. However, these assets have been considered in the determination of the allowance for loan and lease losses for any subsequent deterioration after the acquisition date.

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

Although management uses the best information available to make the determination of the adequacy of the ALLL at December 31, 2017, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a Bank’s ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's ALLL at the dates and for the periods presented.

	For the Years Ended
	December 31,
(Dollars in thousands)	2017	2016	2015

Allowance balance at beginning of period	$6,598	$6,385	$6,846

Loans charged off:
Commercial and industrial	(536)	(237)	(280)
Real estate-construction	-	-	(385)
Real estate-mortgage:
Residential	(117)	(414)	(425)
Commercial	(39)	(70)	(92)
Consumer installment	(462)	(22)	(15)

Total loans charged off	(1,154)	(743)	(1,197)

Recoveries of loans previously charged-off:
Commercial and industrial	234	90	207
Real estate-construction	34	-	-
Real estate-mortgage:
Residential	241	141	186
Commercial	111	140	5
Consumer installment	81	15	23

Total recoveries	701	386	421

Net loans charged off	(453)	(357)	(776)

Provision for loan losses	1,045	570	315

Allowance balance at end of period	$7,190	$6,598	$6,385

Loans outstanding:
Average	$857,361	$565,223	$494,931
End of period	923,213	609,140	533,710

Ratio of allowance for loan and lease losses to loans outstanding at end of period	0.78%	1.08%	1.20%
Net charge-offs to average loans	0.05%	0.06%	0.16%

The following table illustrates the allocation of the Company's allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2017		2016		2015
		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial and industrial	$999	11.0%	$448	10.0%	$867	8.0%
Real estate construction	313	5.1	172	3.9	276	4.2
Mortgage:
Residential	1,760	34.5	2,818	44.5	3,139	43.6
Commercial	4,036	47.4	3,135	41.0	2,078	43.4
Consumer installment	82	2.0	25	0.7	25	0.8

Total	$7,190	100.0%	$6,598	100.0%	$6,385	100.0%

Nonperforming assets. Nonperforming assets include nonaccrual loans, troubled debt restructurings (TDRs), loans 90 days or more past due, assets purchased by EMORECO, OREO, and repossessed assets. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of principal and interest is doubtful. Payments received on nonaccrual loans are applied against principal.

TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 48 TDRs with a total balance of $5.4 million as of December 31, 2017 compared to 48 TDRs totaling $6.7 million as of December 31, 2016. Nonperforming loans amounted to $13.4 million or 1.5% of total loans and $12.0 million or 2.0% of total loans at December 31, 2017 and December 31, 2016, respectively.

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

The following table summarizes nonperforming assets by category.

	At December 31,
	2017	2016	2015

	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Commercial and industrial	$1,120	$454	$1,450
Real estate - construction	-	-	130
Real estate-mortgage:
Residential	4,002	4,034	4,122
Commercial	3,311	1,409	1,842
Consumer installment	-	6	1
Total nonaccrual loans	8,433	5,903	7,545
Troubled debt restructuring, not on a nonaccrual basis:
Commercial and industrial	1,527	1,487	509
Real estate - construction	44	909	129
Real estate-mortgage:
Residential	1,966	2,006	1,398
Commercial	1,441	1,733	680
Consumer installment	4	5	-
Total troubled debt restructuring	4,982	6,140	2,716
Accruing loans which are contractually past due 90 days or more:
Real estate-mortgage:
Residential	-	-	2
Total accruing loans which are contractually past due 90 days or more	-	-	2
Total nonperforming loans	13,415	12,043	10,263
Other real estate owned	212	934	1,412
Total nonperforming assets	$13,627	$12,977	$11,675
Total nonperforming loans to total loans	1.45%	1.98%	1.92%
Total nonperforming loans to total assets	1.21%	1.53%	1.40%
Total nonperforming assets to total assets	1.23%	1.65%	1.59%

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

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $437,000 in 2017, $309,000 in 2016; and $259,000 in 2015. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2017 Results Compared to 2016 Results

General The Company posted net income of $9.5 million, compared to $6.4 million for the year ended December 31, 2016. On a per share basis, 2017 earnings were $3.10 per diluted share, representing an increase from the $3.03 per diluted share for the year ended December 31, 2016. The return on average equity for the year ended December 31, 2017, was 8.52% and the Company’s return on average assets was 0.88%.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $11.5 million in 2017 to $37.3 million compared to $25.8 million for 2016. This increase is the result of a $14.0 million increase in interest and dividend income with only a $2.5 million increase in interest expense. Interest-earning assets averaged $1.01 billion during 2017, a year-over-year increase of $289.6 million from $719.3 million for 2016. The Company’s average interest-bearing liabilities increased from $554.2 million in 2016 to $776.2 million in 2017.

The profit margin, or spread, on invested funds is a key performance indicator. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2017 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.82%, compared to 3.79% in 2016.

Interest and dividend income Interest and dividend income increased $14.0 million to $44.0 million for 2017 which is attributable to a $14.4 million increase in interest and fees on loans (including the interest and fees on the loans acquired through the Liberty acquisition). This change was the result of an increase in the average balance of loans receivable, accompanied by a higher yield on the portfolio. The average balance of loans receivable increased by $292.1 million or 51.7% to $857.4 million for the year ended December 31, 2017 as compared to $565.2 million for the year ended December 31, 2016. The loans receivable yield increased to 4.69% for 2017, from 4.55% in 2016. The net increase in interest and fees earned on loans receivable attributable to the Liberty acquisition is $10.9 million for the year ended December 31, 2017.

Interest on investment securities decreased $0.9 million to $3.2 million for 2017, compared to $4.0 million for 2016. The average balance of investment securities decreased $27.4 million to $104.4 million for the year ended December 31, 2017 as compared to $131.8 million for the year ended December 31, 2016. The investment securities yield increased 4 basis points to 4.22% for 2017, compared to 4.18% for 2016.

Interest expense Interest expense increased $2.5 million or 58.6% to $6.6 million for 2017, compared with $4.2 million for 2016. This change in interest expense can be attributed to an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2017 the average balance of interest-bearing liabilities increased by $222.0 million to $776.2 million as compared to $554.2 million for the year ended December 31, 2016. Interest incurred on deposits increased by $1.7 million for the year from $3.6 million in 2016 to $5.3 million for year end 2017. The change in deposit expense was due to an increase in the average balance as well as a 7 basis point increase during the year. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings increased 126.7% from 2016. The increase was due to a $49.3 million increase in the average balance. The Liberty acquisition resulted in a net increase of interest expense of $834,000 as of December 31, 2017.

Provision for loan losses The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2017 was $1.0 million compared to $0.6 million in 2016. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations. The ratio of the allowance for loan and lease losses to total loans decreased to 0.78% of total loans at December 31, 2017 compared to the 1.08% at December 31, 2016. This decrease is due to the acquisition of Liberty loans without their ALLL determination.

Noninterest income Noninterest income increased $0.9 million or 22.7% to $4.9 million for 2017 compared to $3.9 million for 2016. The increase was largely the result of an increase in net investment security gains of $0.9 million and gains on sales of loans of $0.8 million.

Noninterest expense Operating expenses increased $6.6 million, or 31.7% to $27.5 million for 2017 compared to $20.9 million for 2016. Salaries and employee benefits, occupancy expense, and data processing costs increased $3.5 million, $0.6 million, and $0.5 million, respectively. These increases were partially offset by a decrease in other expense. The salary increase is mostly due to annual pay adjustments and the increase of employees due to the acquisition of Liberty. Data processing and occupancy expenses are also higher due to additional ongoing services provided and property maintenance costs related to the acquisition. Core deposit intangible amortization increased $334,000 to $374,000 for 2017 compared to $40,000 for 2016 as a result of the Liberty acquisition. Nonrecurring merger expense due to the acquisition of Liberty included in noninterest expense is $1.1 million as of December 31, 2017.

Provision for income taxes The provision for income taxes increased by $2.3 million, or 121.6%, to $4.2 million for 2017 from $1.9 million for 2016. The Company’s effective federal income tax rate in 2017 was 30.9% compared to 22.9% in 2016. The increase in the effective tax rate is due to a lower level of nontaxable income and the write-down of the Company’s deferred taxes due to a change in the corporate tax rate.

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

Interest and dividend income Interest income increased $1.4 million to $30.0 million for 2016 which is attributable to a $2.0 million increase in interest and fees on loans. This change was the result of an increase in the average balance of loans receivable, partially offset by a lower yield on the portfolio. The average balance of loans receivable increased by $70.3 million or 14.2% to $565.2 million for the year ended December 31, 2016 as compared to $494.9 million for the year ended December 31, 2015. The loans receivable yield decreased to 4.55% for 2016, from 4.81% in 2015.

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

Interest expense Interest expense increased $0.4 million or 9.7% to $4.2 million for 2016, compared with $3.8 million for 2015. This change in interest expense can be attributed to an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2016 the average balance of interest-bearing liabilities increased by $24.8 million to $554.2 million as compared to $529.4 million for the year ended December 31, 2015. Interest incurred on deposits increased by $0.2 million for the year from $3.4 million in 2015 to $3.6 million for year end 2016. The change in deposit expense was due to an increase in the average balance as well as a 4 basis point increase during the year. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined 45.2% from 2015. The increase was due to a $24.8 million increase in the average balance.

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

Asset and Liability Management

The primary objective of the Company’s asset and liability management function is to maximize net interest income while maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the re-pricing or maturity of interest-earning assets and the re-pricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in a strong asset/liability management process in order to insulate the Company from material and prolonged increases in interest rates.

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors and senior management. This committee, which meets quarterly, generally monitors asset and liability management policies and strategies.

Interest Rate Sensitivity Simulation Analysis

The Company uses income simulation modeling to measure interest rate risk and manage interest rate sensitivity. The Asset and Liability Management Committee believes the various rate scenarios of the simulation modeling enables the Company to more accurately evaluate and manage the exposure of interest rate fluctuations on net interest income, the yield curve, loan prepayments, and deposit decay assumptions.

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

The following table presents the simulated impact of a 200 basis point upward or 100 basis point downward shift of market interest rates on net interest income and the change in portfolio equity. This analysis was done assuming the interest-earning asset and interest-bearing liability levels at December 31, 2017 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually from the December 31, 2017 levels for net interest income and portfolio equity. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2017 for portfolio equity:

	Increase	Decrease
	200 Basis Points	100 Basis Points

Net interest income - decrease	(1.1)%	(2.3)%

Portfolio equity - decrease	13.5%	(21.3)%

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

Liquidity is managed based on factors including core deposits as a percentage of total deposits, the degree of funding source diversification, the allocation and amount of deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets readily converted to cash without undue loss, the amount of cash and liquid securities we hold, and the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

The Company's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2017, cash and cash equivalents totaled $39.9 million or 3.6% of total assets while investment securities classified as available for sale totaled $95.3 million or 8.6% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $14.1 million, $7.8 million, and $7.2 million for 2017, 2016, and 2015, respectively, generated principally from net income of $9.5 million, $6.4 million, and $6.9 million in each of these respective periods.

Investing activities used $95.4 million which consisted primarily of investment activity, loan originations, and acquisition activity. The cash usages primarily consisted of loan increases of $119.9 million and investment purchases of $3.1 million. Cash provided in relation to the Liberty acquisition was $5.4 million for the year ended December 31, 2017. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $14.9 million and $6.5 million, respectively. For the same period ended 2016, investing activities used $45.9 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of loan increases of $76.2 million and investment purchases of $1.7 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $23.2 million and $9.1 million, respectively. For the same period ended 2015, investing activities used $59.4 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of loan increases of $63.9 million and investment purchases of $21.9 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $13.5 million and $15.7 million, respectively.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments and the payment of dividends. During 2017, net cash provided by financing activities totaled $88.7 million, principally derived from increases in deposit accounts, proceeds from other borrowings, and the issuance of common stock of $50.2 million, $30.0 million, and $15.2 million, respectively. Partially offsetting the proceeds are repayments of other borrowings and the payment of cash dividends of $10.4 million and $3.4 million, respectively. During 2016, net cash provided by financing activities totaled $46.9 million, principally derived from increases in short-term borrowings and the issuance of common stock of $32.5 million and $11.2 million, respectively, and partially offset by $2.3 million in cash dividends. During 2015, net cash provided by financing activities totaled $50.4 million, principally derived from increases in deposit accounts and short-term borrowings of $38.3 million and $21.0 million, respectively, and partially offset by treasury stock purchase of $6.8 million and $2.2 million in cash dividends.

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

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 1,057 stockholders of record as of December 31, 2017. The Company’s common stock is traded and authorized for quotation on NASDAQ under the symbol “MBCN.”

The following table shows the high and low bid prices of and cash dividends paid on the Company’s common stock in 2017 and 2016, adjusted for stock splits and stock dividends. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

			Cash Dividends
	High Bid	Low Bid	per share

2017
First Quarter	$46.00	$38.40	$0.27
Second Quarter	$54.60	$43.60	$0.27
Third Quarter	$50.75	$42.10	$0.27
Fourth Quarter	$50.50	$42.95	$0.27

2016
First Quarter	$34.39	$31.50	$0.27
Second Quarter	$33.00	$31.19	$0.27
Third Quarter	$34.25	$31.66	$0.27
Fourth Quarter	$39.00	$33.50	$0.27

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm, S.R. Snodgrass, P.C., that audited the consolidated financial statements has issued an audit report on the effective operation of the Company’s internal control over financial reporting as of December 31, 2017.

/s/ Thomas G. Caldwell

By: Thomas G. Caldwell

President and Chief Executive Officer

(Principal Executive Officer)

Date: March 7, 2018

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 7, 2018