Form 10-K, Exhibit 13
period 2018-12-31
MIDDLEFIELD BANC CORP
filed 2019-03-06
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Middlefield Banc Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2018 and 2017; the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 6, 2019, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

/s/S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

March 6, 2019

S.R. Snodgrass, P.C. ● 2009 Mackenzle Way, Suite 340 ● Cranberry Township, Pennsylvania 16066 ● Phone: 724-934-0344 ● Fax: 724-934-0345

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Middlefield Banc Corp.

Opinion on Internal Control over Financial Reporting

We have audited Middlefield Banc Corp. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, of the Company, and our report dated March 6, 2019, expressed an unqualified opinion.

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

S.R. Snodgrass, P.C. ● 2009 Mackenzle Way, Suite 340 ● Cranberry Township, Pennsylvania 16066 ● Phone: 724-934-0344 ● Fax: 724-934-0345

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

/s/S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

March 6, 2019

MIDDLEFIELD BANC CORP.
CONSOLIDATED BALANCE SHEET
(Dollar amounts in thousands, except shares)

	December 31,
	2018	2017

ASSETS
Cash and cash equivalents	$107,933	$39,886
Equity securities, at fair value	616	-
Investment securities available for sale, at fair value	98,322	95,283
Loans held for sale	597	463
Loans	992,109	923,213
Less allowance for loan and lease losses	7,428	7,190
Net loans	984,681	916,023
Premises and equipment, net	13,003	11,853
Goodwill	15,071	15,071
Core deposit intangibles	2,397	2,749
Bank-owned life insurance	16,080	15,652
Accrued interest receivable and other assets	9,698	9,356

TOTAL ASSETS	$1,248,398	$1,106,336

LIABILITIES
Deposits:
Noninterest-bearing demand	$178,386	$164,424
Interest-bearing demand	117,128	112,004
Money market	196,685	150,277
Savings	222,954	208,502
Time	300,914	242,987
Total deposits	1,016,067	878,194
Short-term borrowings:
Federal funds purchased and repurchase agreements	398	4,707
Federal Home Loan Bank advances	90,000	70,000
Total short-term borrowings	90,398	74,707
Other borrowings	8,803	29,065
Accrued interest payable and other liabilities	4,840	4,507
TOTAL LIABILITIES	1,120,108	986,473
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 3,630,497 and 3,603,881 shares issued; 3,244,332 and 3,217,716 shares outstanding	85,925	84,859
Retained earnings	56,037	47,431
Accumulated other comprehensive (loss) income	(154)	1,091
Treasury stock, at cost; 386,165 shares	(13,518)	(13,518)
TOTAL STOCKHOLDERS' EQUITY	128,290	119,863

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,248,398	$1,106,336

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF INCOME
(Dollar amounts in thousands, except per share data)

	Year Ended December 31,

	2018	2017
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$46,576	$40,235
Interest-earning deposits in other institutions	558	328
Federal funds sold	46	15
Investment securities:
Taxable interest	688	762
Tax-exempt interest	2,262	2,406
Dividends on stock	227	249
Total interest and dividend income	50,357	43,995

INTEREST EXPENSE
Deposits	8,631	5,350
Short-term borrowings	842	753
Other borrowings	436	544
Total interest expense	9,909	6,647

NET INTEREST INCOME	40,448	37,348

Provision for loan losses	840	1,045

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	39,608	36,303

NONINTEREST INCOME
Service charges on deposit accounts	1,914	1,875
Investment securities gains on sale, net	-	886
Loss on equity securities	(9)	-
Earnings on bank-owned life insurance	428	431
Gain on sale of loans	231	826
Other income	1,164	841
Total noninterest income	3,728	4,859

NONINTEREST EXPENSE
Salaries and employee benefits	15,749	13,758
Occupancy expense	1,933	1,846
Equipment expense	969	1,050
Data processing costs	1,806	1,792
Ohio state franchise tax	823	744
Federal deposit insurance expense	550	533
Professional fees	1,482	1,752
Advertising expense	921	821
Software amortization expense	605	414
Core deposit intangible amortization	352	374
Merger expense	-	1,060
Other expense	3,553	3,341
Total noninterest expense	28,743	27,485

Income before income taxes	14,593	13,677
Income taxes	2,162	4,222

NET INCOME	$12,431	$9,455

EARNINGS PER SHARE
Basic	$3.85	$3.12
Diluted	3.83	3.10

DIVIDENDS DECLARED PER SHARE	$1.17	$1.08

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Dollar amounts in thousands)

	Year Ended December 31,
	2018	2017

Net income	$12,431	$9,455

Other comprehensive loss:
Net unrealized holding (loss) gain on available- for-sale investment securities	(1,636)	719
Tax effect	345	(244)

Reclassification adjustment for investment securities gains included in net income	-	(886)
Tax effect	-	301

Total other comprehensive loss	(1,291)	(110)

Comprehensive income	$11,140	$9,345

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollar amounts in thousands, except shares and dividend per share amount)

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2016	2,640,418	$47,943	$41,334	$1,201	$(13,518)	$76,960

Net income			9,455			9,455
Other comprehensive loss				(110)		(110)
Common stock issued in business combination	544,610	20,995				20,995
Common stock issuance, net of offering cost ($760)	399,008	15,164				15,164
Dividend reinvestment and purchase plan	11,721	540				540
Stock options exercised	7,301	184				184
Stock-based compensation	823	33				33
Cash dividends ($1.08 per share)			(3,358)			(3,358)

Balance, December 31, 2017	3,603,881	$84,859	$47,431	$1,091	$(13,518)	$119,863

Change in accounting principle for adoption of ASU 2016-01			141	(141)		-
Change in accounting principle for adoption of ASU 2018-02			(187)	187		-
Net income			12,431			12,431
Other comprehensive loss				(1,291)		(1,291)
Dividend reinvestment and purchase plan	12,256	618				618
Stock options exercised	8,800	168				168
Stock-based compensation	5,560	280				280
Cash dividends ($1.17 per share)			(3,779)			(3,779)

Balance, December 31, 2018	3,630,497	$85,925	$56,037	$(154)	$(13,518)	$128,290

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollar amounts in thousands)

	Year Ended December 31,
	2018	2017
OPERATING ACTIVITIES
Net income	$12,431	$9,455
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	840	1,045
Investment securities gains on sale, net	-	(886)
Loss on equity securities	9	-
Depreciation and amortization of premises and equipment, net	951	1,291
Software amortization expense	605	414
Amortization of premium and discount on investment securities, net	419	451
Accretion of deferred loan fees, net	(868)	(451)
Amortization of core deposit intangibles	352	374
Stock-based compensation expense	467	33
Origination of loans held for sale	(13,196)	(10,020)
Proceeds from sale of loans	13,293	10,482
Gain on sale of loans	(231)	(291)
Origination of student loans held for sale	-	(365,674)
Proceeds from sale of student loans	-	372,162
Gain on sale of student loans	-	(535)
Earnings on bank-owned life insurance	(428)	(431)
Deferred income taxes	(241)	293
Net (gain) loss on other real estate owned	(55)	30
Increase in accrued interest receivable	(345)	(422)
Increase in accrued interest payable	166	136
Other, net	112	(3,536)
Net cash provided by operating activities	14,281	13,920

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	7,280	14,899
Proceeds from sale of securities	-	6,474
Purchases	(12,999)	(3,080)
Increase in loans, net	(68,796)	(119,866)
Proceeds from the sale of other real estate owned	163	2,196
Purchase of premises and equipment	(2,101)	(1,201)
Purchase of restricted stock	(90)	(899)
Redemption of restricted stock	-	795
Acquisition, net of cash paid	-	5,431
Net cash used in investing activities	(76,543)	(95,251)

FINANCING ACTIVITIES
Net increase in deposits	137,873	50,216
Increase in short-term borrowings, net	15,691	6,348
Repayment of other borrowings	(20,262)	(10,372)
Proceeds from other borrowings	-	30,000
Proceeds from common stock issued	-	15,164
Stock options exercised	168	184
Proceeds from dividend reinvestment and purchase plan	618	540
Cash dividends	(3,779)	(3,358)
Net cash provided by financing activities	130,309	88,722

Increase in cash and cash equivalents	68,047	7,391

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	39,886	32,495

CASH AND CASH EQUIVALENTS AT END OF YEAR	$107,933	$39,886

See accompanying notes to the consolidated financial statements.

	Year Ended December 31,
	2018	2017
SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$9,743	$6,511
Income taxes	2,125	5,705

Noncash investing transactions:
Transfers from loans to other real estate owned	$166	$1,179
Common stock issued in business acquisition	-	20,995
Transfer of equity securities from investment securities available for sale, at fair value	(625)	-

Acquisition of Liberty
Noncash assets acquired
Loans	$195,388
Loans held for sale	5,953
Premises and equipment, net	325
Accrued interest receivable	440
Bank-owned life insurance	1,681
Core deposit intangible	3,087
Other assets	997
Goodwill	10,740
Total noncash assets acquired	218,611
Liabilities assumed
Time deposits	(30,744)
Deposits other than time deposits	(167,300)
Accrued interest payable	(47)
Deferred taxes	(1,134)
Other liabilities	(2,754)
Total liabilities assumed	(201,979)

Liberty stock acquired in business combination	(1,068)

Net noncash assets acquired	$15,564

Cash and cash equivalents acquired, net	$5,431

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through fifteen full-service locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while MBC is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiaries, MBC and EMORECO, Inc. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

On January 12, 2017, the Company completed its acquisition of Liberty Bank, N.A. (“Liberty”), pursuant to a previously announced definitive merger agreement. Under the terms of the merger agreement, Liberty shareholders received $37.96 in cash or 1.1934 shares of the Company’s common stock in exchange for each share of Liberty common stock they owned immediately prior to the merger. The Company issued 544,610 shares of its common stock in the merger and the aggregate merger consideration was approximately $42.2 million. Upon closing, Liberty was merged into MBC, and its three full-service bank offices, in Twinsburg in northern Summit County and in Beachwood and Solon in eastern Cuyahoga County, became offices of MBC. The systems integration of Liberty into MBC was completed in February, 2017.

The financial statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ from those estimates.

Investment and Equity Securities

Investment and equity securities are classified at the time of purchase, based on management’s intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned. On January 1, 2018, the Company adopted ASU 2016-01 which resulted in a reclassification of $625,000 from investment securities available for sale to equity securities on the Consolidated Balance Sheet, and a reclassification of $141,000 between accumulated other comprehensive income (loss) and retained earnings on the Consolidated Balance Sheet and Consolidated Statement of Changes in Stockholders' Equity. Additionally, for the year ended December 31, 2018, the unrealized gains and losses on equity securities were recorded as a separate component of noninterest income.

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

Restricted Stock

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2018 and 2017, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2018 or 2017.

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

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material. The Bank is servicing loans for others in the amount of $59.4 million and $50.4 million at December 31, 2018 and 2017, respectively.

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

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Loans that experience insignificant payment delays, which are defined as 89 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan and lease losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is used to reduce principal.

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

Loans Acquired

Loans acquired, including loans that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable, are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance. Loans are evaluated individually to determine if there is evidence of deterioration of credit quality since origination. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the “accretable yield,” is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “non-accretable difference,” are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining estimated life. Decreases in expected cash flows are recognized immediately as impairment. Any valuation allowances on these impaired loans reflect only losses incurred after acquisition.

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

Loans acquired from Liberty in 2017 were recorded without their ALLL determination. As such, recoveries received on these loans, and any other loans acquired subsequent to being charged-off, are recorded as noninterest income.

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

Compensation cost is recognized for restricted stock issued to employees based on the fair value of these awards at the date of grant. The market price of the Company’s common shares at the date of grant is used to estimate the fair value of restricted stock and stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period, and is recorded in "Salaries and employee benefits" expense. (See Note 14-Employee Benefits)

Cash Flow Information

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

Recently Adopted Accounting Pronouncements:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this Update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Since the guidance scopes out revenue associated with financial instruments, including loan receivables and investment securities, the adoption of the standard and its related amendments did not result in a material change from our current accounting for revenue because the majority of the Company's revenue is not within the scope of Topic 606. Upon adoption on January 1, 2018, we have included the related new disclosure requirements in Note 2.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (g) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. On January 1, 2018, the Company adopted ASU 2016-01 which resulted in a reclassification of $141,000 between accumulated other comprehensive income and retained earnings on the Consolidated Balance Sheet and Consolidated Statement of Changes in Stockholders’ Equity. Additionally, the methods used to calculate the fair value of financial instruments in Note 18 were based on exit pricing assumptions as of December 31, 2018.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740), which requires recognition of current and deferred income taxes resulting from an intra-entity transfer of any asset (excluding inventory) when the transfer occurs. Consequently, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The adoption of the standard and its related amendments did not result in a material impact on the Company’s financial position or results of operations.

In February 2018, the FASB issued ASU 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220), to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. On January 1, 2018, the Company adopted this standard which resulted in a reclassification of $187,000 between accumulated other comprehensive income and retained earnings on the Consolidated Balance Sheet and Consolidated Statement of Changes in Stockholders’ Equity.

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

In May 2017, the FASB issued ASU 2017-09, Compensation – Stock Compensation (Topic 718), which affects any entity that changes the terms or conditions of a share-based payment award.  This Update amends the definition of modification by qualifying that modification accounting does not apply to changes to outstanding share-based payment awards that do not affect the total fair value, vesting requirements, or equity/liability classification of the awards.  The Company has determined the adoption of this standard did not have a significant impact on the Company’s financial position or results of operations.

Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term.  A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently assessing the practical expedients it may elect at adoption, but does not anticipate the amendments will have a significant impact on the financial statements. Based on the Company’s preliminary analysis of its current portfolio, the impact to the Company’s balance sheet approximates a $6.7 million increase in assets and liabilities.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (“CECL”), which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be affected by the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management is currently evaluating the impact of the adoption of this guidance on the Company’s consolidated financial statements. Management will oversee the implementation of CECL and is currently in the process of implementing a software solution to assist in the adoption of this ASU. Management is running the current incurred loss model and the CECL model concurrently prior to the adoption of this guidance on January 1, 2020.

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

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718), which simplified the accounting for nonemployee share-based payment transactions. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this Update improve the following areas of nonemployee share-based payment accounting: (a) the overall measurement objective, (b) the measurement date, (c) awards with performance conditions, (d) classification reassessment of certain equity-classified awards, (e) calculated value (nonpublic entities only), and (f) intrinsic value (nonpublic entities only). The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. This Update provides another transition method which allows entities to initially apply ASC 842 at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Entities that elect this approach should report comparative periods in accordance with ASC 840, Leases. In addition, this Update provides a practical expedient under which lessors may elect, by class of underlying assets, to not separate nonlease components from the associated lease component, similar to the expedient provided for lessees. However, the lessor practical expedient is limited to circumstances in which the nonlease component or components otherwise would be accounted for under the new revenue guidance and both (a) the timing and pattern of transfer are the same for the nonlease component(s) and associated lease component and (b) the lease component, if accounted for separately, would be classified as an operating lease. If the nonlease component or components associated with the lease component are the predominant component of the combined component, an entity should account for the combined component in accordance with ASC 606, Revenue from Contracts with Customers. Otherwise, the entity should account for the combined component as an operating lease in accordance with ASC 842. If a lessor elects the practical expedient, certain disclosures are required. This Update is effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes the Disclosure Requirements for Fair Value Measurements. The Update removes the requirement to disclose the amount of and reasons for transfers between Level I and Level II of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level III fair value measurements. The Update requires disclosure of changes in unrealized gains and losses for the period included in other comprehensive income (loss) for recurring Level III fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level III fair value measurements. This Update is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In December 2018, the FASB issued ASU 2018-20, Leases (Topic 842), which addressed implementation questions arising from stakeholders in regard to ASU 2016-02, Leases. Specifically addressed in this Update were issues related to 1) sales taxes and other similar taxes collected from lessees, 2) certain lessor costs, and 3) recognition of variable payments for contracts with lease and nonlease components. The amendments in this Update affect the amendments in Update 2016-02, which are not yet effective but can be early adopted. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Update 2016-02 (for example, January 1, 2019, for calendar-year-end public business entities). Based on the Company’s preliminary analysis of its current portfolio, the impact of the adoption of Update 2016-02 to the Company’s balance sheet approximates a $6.7 million increase in assets and liabilities.

2.	REVENUE RECOGNITION

Effective January 1, 2017, the Company adopted ASU 2014-09 Revenue from Contracts with Customers – (Topic 606) and all subsequent ASUs that modified ASC 606. The implementation of the new standard had no material impact on the measurement or recognition of revenue for prior periods and did not require any cumulative effect adjustment for adoption.

Management determined that the primary sources of revenue, which emanate from interest income on loans and investments, along with noninterest revenue resulting from investment security gains, gains on the sale of loans, and BOLI income, are not within the scope of ASC 606. As a result, no changes were made during the period related to these sources or revenue, which cumulatively comprise 92.8% of the total revenue of the Company.

The main types of noninterest income within the scope of the standard are as follows:

Service charges on deposit accounts – The Company has contracts with its deposit customers where fees are charged if the account balance falls below predetermined levels defined as compensating balances. The agreements can be cancelled at any time by either the Company or the deposit customer. Revenue from these transactions is recognized on a monthly basis as the Company has an unconditional right to the fee consideration. The Company also has transaction fees related to specific customer requests or activities that include overdraft fees, online banking fees, and other transaction fees. All of these fees are attributable to specific performance obligations of the Company where the revenue is recognized at a defined point in time, which is completion of the requested service/transaction.

Gains (losses) on sale of other real estate owned - Gains and losses are recognized at the completion of the property sale when the buyer obtains control of the real estate and all of the performance obligations of the Company have been satisfied. Evidence of the buyer obtaining control of the asset include transfer of the property title, physical possession of the asset, and the buyer obtaining control of the risks and rewards related to the asset. In situations where the Company agrees to provide financing to facilitate the sale, additional analysis is performed to ensure that the contract for sale identifies the buyer and seller, the asset to be transferred and the payment terms, that the contract has a true commercial substance and that amounts due from the buyer are reasonable. In situations where financing terms are not reflective of current market terms, the transaction price is discounted impacting the gain/loss and the carrying value of the asset.

The following table depicts the disaggregation of revenue derived from contracts with customers to depict the nature, amount, timing, and uncertainty of revenue and cash flows for the years ended December 31,

Noninterest Income	2018	2017
(Dollar amounts in thousands)

Service charges on deposit accounts:
Overdraft fees	$798	$790
ATM banking fees	867	739
Service charges and other fees	249	346
Investment securities gains on sale, net (a)	-	886
Loss on equity securities (a)	(9)	-
Earnings on bank-owned life insurance (a)	428	431
Gain on sale of loans (a)	231	826
Other income	1,164	841
Total noninterest income	$3,728	$4,859

(a) Not within scope of ASC 606

3.	EARNINGS PER SHARE

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

	2018	2017

Weighted-average common shares issued	3,616,119	3,415,115

Average treasury stock shares	(386,165)	(386,165)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	3,229,954	3,028,950

Additional common stock equivalents (stock options and restricted stock) used to calculate diluted earnings per share	13,953	23,635

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	3,243,907	3,052,585

Options to purchase 7,450 shares of common stock at $17.55 a share were outstanding during the year ended December 31, 2018. Also outstanding were 21,824 shares of restricted stock. None of the outstanding options or restricted stock were anti-dilutive.

Options to purchase 19,750 shares of common stock at prices ranging from $17.55 to $23.00 were outstanding during the year ended December 31, 2017. Also outstanding were 14,601 shares of restricted stock. None of the outstanding options or restricted stock were anti-dilutive.

4.	INVESTMENT AND EQUITY SECURITIES

The amortized cost, gross gains and losses and fair values of securities available for sale are as follows:

	December 31, 2018
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$7,442	$90	$(61)	$7,471
Obligations of states and political subdivisions:
Taxable	502	10	-	512
Tax-exempt	72,387	667	(473)	72,581
Mortgage-backed securities in government-sponsored entities	18,185	88	(515)	17,758
Total	$98,516	$855	$(1,049)	$98,322

	December 31, 2017
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$8,664	$126	$(71)	$8,719
Obligations of states and political subdivisions:
Taxable	504	8	-	512
Tax-exempt	65,408	1,547	(38)	66,917
Mortgage-backed securities in government-sponsored entities	18,640	157	(287)	18,510
Total debt securities	93,216	1,838	(396)	94,658
Equity securities in financial institutions	415	210	-	625
Total	$93,631	$2,048	$(396)	$95,283

On January 1, 2018, the Company reclassified $625,000 from investment securities available for sale to equity securities in accordance with the adoption of ASU 2016-01. Equity securities totaled $616,000 as of December 31, 2018, which incorporates a recognized net loss on equity investments of $9,000 for the year ended December 31, 2018. There were no net gains on sold equity securities were realized during this period.

The amortized cost and fair value of debt securities at December 31, 2018, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$8,547	$8,590
Due after one year through five years	2,108	2,132
Due after five years through ten years	13,173	13,133
Due after ten years	74,688	74,467

Total	$98,516	$98,322

Investment securities with an approximate carrying value of $63.5 million and $57.9 million at December 31, 2018 and 2017, respectively, were pledged to secure deposits and other purposes as required by law.

There were no securities sold during the year ended December 31, 2018. Proceeds from the sales of investment securities and the gross realized gains and losses for the year ended December 31, 2017, are as follows (in thousands):

	2017
Proceeds from sales	$6,474
Gross realized gains	911	*
Gross realized losses	(25)

*Prior to the acquisition of Liberty, the Company held an equity interest in Liberty which was remeasured at fair value on the acquisition date and resulted in a gain of $488,000. This gain was recorded in Investment Securities Gains on Sale, Net on the Consolidated Income Statement for the year ended December 31, 2017.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2018
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$-	$-	$4,105	$(61)	$4,105	$(61)
Obligations of states and political subdivisions
Tax-exempt	20,451	(286)	11,053	(187)	31,504	(473)
Mortgage-backed securities in government-sponsored entities	2,068	(9)	12,257	(506)	14,325	(515)
Total	$22,519	$(295)	$27,415	$(754)	$49,934	$(1,049)

	December 31, 2017
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$557	$(4)	$4,036	$(67)	$4,593	$(71)
Obligations of states and political subdivisions
Tax-exempt	1,009	(6)	2,784	(32)	3,793	(38)
Mortgage-backed securities in government-sponsored entities	5,698	(71)	8,734	(216)	14,432	(287)
Total	$7,264	$(81)	$15,554	$(315)	$22,818	$(396)

There were 85 securities that were considered temporarily impaired at December 31, 2018.

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

The Company has asserted that at December 31, 2018 and 2017, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other than temporary and is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for 100% of the total available-for-sale portfolio as of December 31, 2018, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses on a quarterly basis. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

5.	LOANS AND RELATED ALLOWANCE FOR LOAN AND LEASE LOSSES

Major classifications of loans at December 31 are summarized as follows (in thousands):

	2018	2017

Commercial and industrial	$83,857	$101,346
Real estate - construction	56,731	47,017
Real estate - mortgage:
Residential	336,487	318,157
Commercial	498,247	437,947
Consumer installment	16,787	18,746
	992,109	923,213
Less: Allowance for loan and lease losses	(7,428)	(7,190)

Net loans	$984,681	$916,023

The amounts above include net deferred loan origination costs of $1.6 million and $1.5 million at December 31, 2018 and December 31, 2017, respectively.

The Company’s primary business activity is with customers located within its local Northeastern Ohio trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin, Sunbury, Powell and Westerville, Ohio. The Northeastern Ohio trade area includes the recently acquired Liberty locations in Beachwood, Twinsburg, and Solon, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2018 and 2017, loans outstanding to individuals and businesses are dependent upon the local economic conditions in the Company’s immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses (in thousands):

			Real Estate- Mortgage
December 31, 2018	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$2,570	$-	$1,970	$9,533	$2	$14,075
Collectively evaluated for impairment	81,287	56,731	334,517	488,714	16,785	978,034
Total loans	$83,857	$56,731	$336,487	$498,247	$16,787	$992,109

			Real estate- Mortgage
December 31, 2017	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$3,627	$44	$2,824	$5,610	$4	$12,109
Collectively evaluated for impairment	97,719	46,973	315,333	432,337	18,742	911,104
Total loans	$101,346	$47,017	$318,157	$437,947	$18,746	$923,213

			Real Estate- Mortgage
December 31, 2018	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$667	$-	$43	$643	$1	$1,354
Collectively evaluated for impairment	302	100	1,538	4,008	126	6,074
Total ending allowance balance	$969	$100	$1,581	$4,651	$127	$7,428

			Real Estate- Mortgage
December 31, 2017	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$694	$-	$140	$733	$-	$1,567
Collectively evaluated for impairment	305	313	1,620	3,303	82	5,623
Total ending allowance balance	$999	$313	$1,760	$4,036	$82	$7,190

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

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2018
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$207	$413	$-
Real estate - mortgage:
Residential	1,306	1,462	-
Commercial	1,867	2,186	-
Total	$3,380	$4,061	$-

With an allowance recorded:
Commercial and industrial	$2,363	$3,013	$667
Real estate - mortgage:
Residential	664	715	43
Commercial	7,666	7,676	643
Consumer installment	2	2	1
Total	$10,695	$11,406	$1,354

Total:
Commercial and industrial	$2,570	$3,426	$667
Real estate - mortgage:
Residential	1,970	2,177	43
Commercial	9,533	9,862	643
Consumer installment	2	2	1
Total	$14,075	$15,467	$1,354

December 31, 2017
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$450	$1,006	$-
Real estate - construction	44	44	-
Real estate - mortgage:
Residential	1,685	1,904	-
Commercial	1,870	1,984	-
Consumer installment	4	4	-
Total	$4,053	$4,942	$-

With an allowance recorded:
Commercial and industrial	$3,177	$3,888	$694
Real estate - mortgage:
Residential	1,139	1,179	140
Commercial	3,740	3,913	733
Total	$8,056	$8,980	$1,567

Total:
Commercial and industrial	$3,627	$4,894	$694
Real estate - construction	44	44	-
Real estate - mortgage:
Residential	2,824	3,083	140
Commercial	5,610	5,897	733
Consumer installment	4	4	-
Total	$12,109	$13,922	$1,567

The tables above include troubled debt restructuring totaling $4.4 million and $5.4 million as of December 31, 2018 and 2017, respectively.

The following table presents interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2018		As of December 31, 2017
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized

Commercial and industrial	$4,210	$172	$2,378	$123
Real estate - construction	9	-	565	20
Real estate - mortgage:
Residential	2,531	57	3,068	75
Commercial	6,805	377	6,820	159
Consumer installment	3	-	5	-
Total	$13,558	$606	$12,836	$377

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

In each case the concession is made due to deterioration in the borrower’s financial condition, and the new terms are less stringent than those required on a new loan with similar risk. The total impact on the ALLL for 2018 and 2017 related to TDRs was $459,000 and $509,000, respectively.

The following tables present the number of loan modifications by class, the corresponding recorded investment, and the subsequently defaulted modifications (in thousands) for the years ended:

	December 31, 2018
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial and industrial	1	-	1	$44	$44
Residential real estate	3	2	5	286	286
Commercial real estate	1	-	1	94	94
				$424	$424

	December 31, 2017
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial and industrial	4	-	4	$127	$127
Residential real estate	5	-	5	256	256
				$383	$383

	December 31, 2018
	Number of	Recorded
Troubled Debt Restructurings subsequently defaulted	Contracts	Investment
Residential real estate	1	$19

There were no subsequent defaults of troubled debt restructurings for the year ended December 31, 2017.

Management uses a nine-point internal risk-rating system to monitor the credit quality of the overall loan portfolio. The first five categories are considered not criticized and are aggregated as Pass rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification.  Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected.  All loans greater than 90 days past due are considered Substandard or Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan-rating process with several layers of internal and external oversight.  Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as bankruptcy, repossession, or death, occurs to raise awareness of a possible credit event.  The Company’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. The Credit Department performs an annual review of all commercial relationships with loan balances of $500,000 or greater.  Confirmation of the appropriate risk grade is included in the review on an ongoing basis.   The Company engages an external consultant to conduct loan reviews on a semiannual basis. Generally, the external consultant reviews commercial relationships greater than $250,000 and/or criticized relationships greater than $125,000. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a quarterly basis.  Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system (in thousands):

		Special			Total
December 31, 2018	Pass	Mention	Substandard	Doubtful	Loans

Commercial and industrial	$77,002	$4,572	$2,283	$-	$83,857
Real estate - construction	55,397	1,334	-	-	56,731
Real estate - mortgage:
Residential	332,475	553	3,459	-	336,487
Commercial	483,516	6,617	8,114	-	498,247
Consumer installment	16,776	-	11	-	16,787
Total	$965,166	$13,076	$13,867	$-	$992,109

		Special			Total
December 31, 2017	Pass	Mention	Substandard	Doubtful	Loans

Commercial and industrial	$95,621	$1,942	$3,783	$-	$101,346
Real estate - construction	46,995	-	22	-	47,017
Real estate - mortgage:
Residential	312,176	723	5,258	-	318,157
Commercial	424,225	9,164	4,558	-	437,947
Consumer installment	18,742	-	4	-	18,746
Total	$897,759	$11,829	$13,625	$-	$923,213

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans and nonaccrual loans (in thousands):

		30-59 Days	60-89 Days	90 Days+	Total	Total
December 31, 2018	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial and industrial	$82,770	$288	$213	$586	$1,087	$83,857
Real estate - construction	56,731	-	-	-	-	56,731
Real estate - mortgage:
Residential	331,379	2,612	1,083	1,413	5,108	336,487
Commercial	496,597	664	-	986	1,650	498,247
Consumer installment	16,768	19	-	-	19	16,787
Total	$984,245	$3,583	$1,296	$2,985	$7,864	$992,109

		30-59 Days	60-89 Days	90 Days+	Total	Total
December 31, 2017	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial and industrial	$99,633	$1,607	$29	$77	$1,713	101,346
Real estate - construction	47,017	-	-	-	-	47,017
Real estate - mortgage:
Residential	314,866	1,977	227	1,087	3,291	318,157
Commercial	434,879	1,907	1	1,160	3,068	437,947
Consumer installment	18,736	10	-	-	10	18,746
Total	$915,131	$5,501	$257	$2,324	$8,082	923,213

The following tables present the classes of the loan portfolio summarized by nonaccrual loans and loans 90 days or more past due and still accruing (in thousands):

		90+ Days Past
December 31, 2018	Nonaccrual	Due and Accruing

Commercial and industrial	$996	$91
Real estate - construction	-	-
Real estate - mortgage:
Residential	2,731	754
Commercial	2,864	100
Consumer installment	4	-
Total	$6,595	$945

		90+ Days Past
December 31, 2017	Nonaccrual	Due and Accruing

Commercial and industrial	$1,120	$-
Real estate - construction	-	-
Real estate - mortgage:
Residential	4,002	-
Commercial	3,311	-
Consumer installment	-	-
Total	$8,433	$-

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $456,000 in 2018 and $437,000 in 2017.

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

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2017	$999	$313	$1,760	$4,036	$82	$7,190
Charge-offs	(610)	-	(177)	(111)	(220)	(1,118)
Recoveries	287	63	128	-	38	516
Provision	293	(276)	(130)	726	227	840
ALLL balance at December 31, 2018	$969	$100	$1,581	$4,651	$127	$7,428

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2016	$448	$172	$2,818	$3,135	$25	$6,598
Charge-offs	(536)	-	(117)	(39)	(462)	(1,154)
Recoveries	234	34	241	111	81	701
Provision	853	107	(1,182)	829	438	1,045
ALLL balance at December 31, 2017	$999	$313	$1,760	$4,036	$82	$7,190

The negative provision allocated to real estate construction loans for the year ended December 31, 2018 is due to the historical loss rate for the real estate construction pool changing to -0.127% from 0.775% in the first quarter of 2018 as well as no charge-offs for the year. The decline in the reserve allocated for residential real estate is due to a continued decline in historical losses and consistent decreases in the ratio of nonperforming loans to total loans in this segment over the past few years resulting in a decrease in the reserves required. The increase in the ALLL balance for consumer installment loans is primarily due to increases in historical losses for this segment over the prior year. The negative provision allocated to residential real estate loans in the amount of $1.2 million for the year ended December 31, 2017 is due to the payoff of a large residential credit during that period.

6.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31:

(Dollar amounts in thousands)	2018	2017

Land and land improvements	$2,920	$2,920
Building and leasehold improvements	15,377	14,277
Furniture, fixtures, and equipment	8,011	7,010
Total premises and equipment	26,308	24,207
Less accumulated depreciation and amortization	13,305	12,354

Total premises and equipment, net	$13,003	$11,853

Depreciation expense charged to operations was $951,000 in 2018 and $876,000 in 2017.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $15.1 million for both years ended December 31, 2018, and 2017. Core deposit intangible carrying amount was $2.4 million and $2.7 million for the years ended December 31, 2018, and 2017, respectively. Core deposit accumulated amortization was $1.0 million and $692,000 for the years ended December 31, 2018, and 2017.

Core deposit intangible assets are amortized to their estimated residual values over their expected useful lives, commonly of ten years. Amortization expense totaled $352,000 and $374,000 in 2018 and 2017, respectively. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2018 is as follows:

2019	$341
2020	332
2021	321
2022	309
2023	296
Thereafter	798
Total	$2,397

8.	ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

The components of accrued interest receivable and other assets at the years ended December 31:

(Dollar amounts in thousands)	2018	2017

Restricted stock	$3,679	$3,589
Accrued interest receivable on investment securities	794	707
Accrued interest receivable on loans	2,839	2,581
Deferred tax asset, net	1,232	647
Other real estate owned	270	212
Other	884	1,620

Total	$9,698	$9,356

9.	DEPOSITS

Time deposits at December 31, 2018, mature $140.9 million, $73.4 million, $41.9 million, $25.6 million, $19.1 million, and $52,000 during 2019, 2020, 2021, 2022, 2023, and thereafter, respectively.

The aggregate of all time deposit accounts of $250,000 or more amounted to $75.8 million and $39.4 million at December 31, 2018 and 2017, respectively.

10.	SHORT-TERM BORROWINGS

For the year ended December 31, outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2018	2017

Balance at year-end	$90,398	$74,707
Average balance outstanding	42,231	63,910
Maximum month-end balance	101,857	114,025
Weighted-average rate at year-end	2.53%	1.36%
Weighted-average rate during the year	1.99%	1.18%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $6.0 million line of credit at an adjustable rate, currently 5.75%, a $10.0 million line of credit at an adjustable rate, currently at 5.65%, and a $4.0 million line of credit at an adjustable rate, currently 5.81%. At December 31, 2018, and 2017, there were no outstanding borrowings under these lines of credit. The additional borrowing capacity on FHLB advances was $27.0 million and $41.5 million at December 31, 2018 and 2017, respectively.

The Company ended its participation in repurchase agreements in the fourth quarter of 2018. As such, the Company has no recognized liability related to repurchase agreements as of December 31, 2018, but retains ownership of securities purchased for this purpose in the amount of $2.4 million as of this date. The following table provides detail regarding collateral pledged to secure the Company’s repurchase agreements, which are overnight and continuous, as of December 31, 2017:

(Dollar amounts in thousands)	December 31, 2017

Repurchase agreements secured by:
Mortgage-backed securities in government sponsored entities	$2,040
Tax-exempt obligations of states and political subdivisions	495
Gross amount of pledged collateral	2,535

Gross amount of recognized liabilities	$1,989

11.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

			Weighted-	Stated interest
(Dollar amounts in thousands)	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2018	2017
Fixed-rate amortizing	07/01/25	10/01/28	4.06%	4.02%	4.47%	$555	$20,817
Junior subordinated debt	12/21/37	12/21/37	3.83%	3.05%	4.19%	8,248	8,248

Total						$8,803	$29,065

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
		Weighted-
Year Ending December 31,	Amount	Average Rate
2019	$154	4.06%
2020	113	4.06%
2021	85	4.06%
2022	63	4.06%
2023	47	4.06%
Beyond 2023	8,341	3.83%

Total	$8,803	3.84%

Fixed-rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent pay-down of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent pay-down. Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $211.7 million at December 31, 2018.

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

12.	ACCRUED INTEREST PAYABLE AND OTHER LIABILITIES

The components of accrued interest payable and other liabilities are as follows at December 31:

	2018	2017
(Dollar amounts in thousands)
Accrued interest payable	$744	$578
Accrued directors' benefits	1,346	1,427
Accrued salary expense	1,058	956
Other	1,692	1,546

Total	$4,840	$4,507

13.	INCOME TAXES

The provision for federal income taxes for the years ended December 31, consists of:

(Dollar amounts in thousands)	2018	2017

Current payable	$2,403	$3,929
Deferred	(241)	293

Total provision	$2,162	$4,222

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31,:

(Dollar amounts in thousands)	2018	2017

Deferred tax assets:
Allowance for loan and lease losses	$1,327	$1,210
Supplemental retirement plan	454	528
Investment security basis adjustment	18	18
Nonaccrual interest income	389	371
OREO adjustments	-	2
Accrued compensation	222	201
Other	-	86
Gross deferred tax assets	2,410	2,416

Deferred tax liabilities:
Premises and equipment	328	356
Net unrealized gain on securities	1	347
FHLB stock dividends	139	139
Intangibles	342	307
Mortgage servicing rights	75	71
Deferred origination fees, net	13	294
Acquisition fair value adjustments	275	250
Other	5	5
Gross deferred tax liabilities	1,178	1,769

Net deferred tax assets	$1,232	$647

No valuation allowance was established at December 31, 2018 and 2017, in view of the Company’s ability to carry back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate for the years ended December 31, is as follows:

(Dollar amounts in thousands)	2018		2017
		% of		% of
		Pretax		Pretax
	Amount	Income	Amount	Income

Provision at statutory rate	$3,065	21.0%	$4,651	34.0%
Tax-exempt income	(622)	(4.3)%	(1,045)	(7.6)%
Nondeductible interest expense	27	0.2%	32	0.2%
Nondeductible merger-related expenses	-	-%	43	0.3%
Stock-based compensation	(37)	(0.3)%	(50)	-0.4%
Change in effective corporate tax rate	-	-%	401	2.9%
Other	(271)	(1.8)%	190	1.5%

Actual tax expense and effective rate	$2,162	14.8%	$4,222	30.9%

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

On December 22, 2017, H.R.1, commonly known as the Tax Cuts and Jobs Act (the “Act”), was signed into law. The Act includes many provisions that affected our income tax expense, including reducing our federal tax rate from 34% to 21% effective January 1, 2018. As a result of the rate reduction, we were required to re-measure, through income tax expense in the period of enactment, our deferred tax assets and liabilities using the enacted rate at which we expect them to be recovered or settled. The re-measurement of our net deferred tax asset resulted in additional 2017 income tax expense of $401 thousand.

Also on December 22, 2017, the U.S. Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 118 (“SAB 118”) to address any uncertainty or diversity of views in practice in accounting for the income tax effects of the Act in situations where a registrant did not have the necessary information available, prepared, or analyzed in reasonable detail to complete this accounting in the reporting period that includes the enactment date. SAB 118 allowed for a measurement period not to extend beyond one year from the Act’s enactment date to complete the necessary accounting.

At December 31, 2018 and December 31, 2017, the Company had no ASC 740-10 unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the states of Ohio and Florida, and the Bank is subject to a capital-based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before December 31, 2015.

14.	EMPLOYEE BENEFITS

Employee Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank who are at least 21 years of age. The Bank’s contributions to the plans are discretionary, and were based on 50% matching of voluntary contributions up to 6% of compensation for the years ended December 31, 2018 and 2017. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20% increments. Special vesting provisions are in place for legacy Liberty employees with 3 or more years of service. Contributions for 2018 and 2017 to these plans amounted to $306,000 and $258,000, respectively.

Directors’ Retirement Plan

Until 2001, MBC maintained a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who had completed five or more years of service. The plan required payment of 25% of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the projected payments for the Directors’ Retirement Plan for the years ended:

Projected Payments

2019	$11,000
2020	10,000
2021	2,000
Total	$23,000

The retirement plan is available solely for nonemployee directors of MBC, but MBC has not entered into any additional retirement arrangements for nonemployee directors since 2001. All director participants have retired.

Executive Deferred Compensation Plans

The Company maintains executive deferred compensation plans to provide post-retirement payments to members of senior management. The plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to several officers, with contributions made solely by the Bank. Accrued executive deferred compensation amounted to $504,000 and $912,000 as of December 31, 2018 and 2017, respectively. During 2018 and 2017, the Company contributed $98,000 and $110,000, respectively, to the Plan.

Stock Option and Restricted Stock Plan

In 2007, the Company adopted the 2007 Omnibus Equity Plan (the “2007 Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock to key officers and employees and nonemployee directors of the Company. A total of 160,000 shares of authorized and unissued or issued common stock were reserved for issuance under the 2007 Plan, which expired ten years from the date of board approval of the plan. Although the 2007 Plan expired in 2017, there remain outstanding 7,450 shares in incentive stock options awards granted under the 2007 Plan. The per share exercise price of an option granted is not less than the fair value of a share of common stock on the date the option was granted.

In 2017, the Company adopted the 2017 Omnibus Equity Plan (the “2017 Plan”) for granting incentive stock options, nonqualified stock options, restricted stock and other equity awards to key officers and employees and nonemployee directors of the Company. The Company’s stockholders approved the 2017 Plan at the annual meeting of the stockholders held on May 10, 2017. A total of 224,000 shares of authorized and unissued or issued common stock are reserved for issuance under the 2017 Plan, which expires ten years from the date of board approval of the plan. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. Remaining available shares that can be issued under the Plan were 201,708 at December 31, 2018.

The following table presents share data related to the outstanding options:

	2018	Weighted-average Exercise Price Per Share

Outstanding, January 1	19,750	$20.94
Exercised	(12,300)	23.00

Outstanding, December 31	7,450	$17.55

Exercisable, December 31	7,450	$17.55

The total intrinsic value of outstanding in-the-money exercisable stock options was $185,356 and $538,000 at December 31, 2018 and 2017, respectively.

No options were granted for the years ended December 31, 2018 and 2017. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.

For the years ended December 31, 2018 and 2017, the Company recorded $215,000 and $0, respectively, of compensation cost related to vested stock options. As of December 31, 2018, there was no unrecognized compensation cost related to unvested stock options.

For the years ended December 31, 2018 and 2017, 12,300 and 8,237 options were exercised resulting in net proceeds to the participant of $85,000 and $95,000, respectively.

During 2018 and 2017, the Compensation Committee of the Board of Directors of the Company granted awards of restricted stock for an aggregate amount of 11,351 and 5,825 shares, respectively, to certain employees of the Bank. The expense recognized as a result of these awards was $286,000 and $196,000 for the years ended 2018 and 2017, respectively. The number of restricted stock earned or settled will depend on certain conditions and are also subject to service period-based vesting. The award recipient must maintain service with Middlefield Banc Corp. and affiliates until the third anniversary of the award to satisfy the service condition. The performance condition will be satisfied if the average total shareholder annual return on Middlefield Banc Corp. stock for the three subsequent years is at least 8.00%.

The Company recognized restricted stock forfeitures in the period they occur.

The following table presents the activity during 2018 related to awards of restricted stock:

	Units	Weighted-average Grant Date Fair Value Per Share
Nonvested at January 1, 2018	14,601	$35.14
Granted	11,351	47.89
Forfeited	(223)	35.31
Vested	(3,905)	33.61
Nonvested at December 31, 2018	21,824	$42.05
Expected to vest at December 31, 2018	4,850	$32.40

Compensation expense related to nonvested awards of restricted stock amounts to $453,000 as of December 31, 2018.

15.	COMMITMENTS

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

(Dollar amounts in thousands)	2018	2017

Commitments to extend credit	$228,427	$234,023
Standby letters of credit	1,656	1,015

Total	$230,083	$235,038

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

Leasing Arrangements

The Company leases certain of its banking facilities under operating leases which contain certain renewal options. As of December 31, 2018, approximate future minimum rental payments, including the renewal options under these leases, are as follows (in thousands):

2019	$663
2020	659
2021	660
2022	655
2023	655
Thereafter	1,976
Total	$5,268

The above amounts represent minimum rents not adjusted for possible future increases due to escalation provisions and assume that all renewal option periods will be exercised by the Company. Rent expense approximated $673,000 and $641,000 for the years ended December 31, 2018 and 2017, respectively.

16.	REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a bank holding company. The bank is subject to regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the State of Ohio, Division of Financial Institutions.

Cash Requirements

The Federal Reserve Bank of Cleveland requires the Company to maintain certain average reserve balances. As of December 31, 2018 and 2017, the Bank had required reserves of $17.3 million and $15.8 million comprising vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10% of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula the amount available for payment of dividends for 2018 approximates $10.1 million plus 2019 profits retained up to the date of the dividend declaration.

17.	REGULATORY CAPITAL

The Bank and Company are subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of December 31, 2018, the Bank and Company have met all capital adequacy requirements to which they are subject.

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

The Basel III Capital Rules became effective for the Bank on January 1, 2015 and certain provisions are subject to a phase-in period. The implementation of the capital conservation buffer began January 1, 2016 at the 0.625% level and has been fully phased in over a four -year period (increasing by that amount on each subsequent January 1, until it reached 2.5% on January 1, 2019). The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The following tables present actual and required capital ratios as of December 31, 2018 and 2017, under the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	As of December 31, 2018
		Tier 1 Risk	Common	Total Risk
	Leverage	Based	Equity Tier 1	Based
The Middlefield Banking Company	9.60%	11.09%	11.09%	11.83%
Middlefield Banc Corp.	10.55%	10.35%	9.65%	11.00%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

	As of December 31, 2017
		Tier 1 Risk	Common	Total Risk
	Leverage	Based	Equity Tier 1	Based
The Middlefield Banking Company	9.47%	10.88%	10.88%	11.64%
Middlefield Banc Corp.	10.20%	11.64%	10.79%	12.41%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

18.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

Level III:

Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgement or estimation.

This hierarchy requires the use of observable market data when available.

The following tables present the assets measured on a recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2018

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$7,471	$-	$7,471
Obligations of states and political subdivisions	-	73,093	-	73,093
Mortgage-backed securities in government- sponsored entities	-	17,758	-	17,758
Total debt securities	-	98,322	-	98,322
Equity securities in financial institutions	616	-	-	616
Total	$616	$98,322	$-	$98,938

		December 31, 2017

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$8,719	$-	$8,719
Obligations of states and political subdivisions	-	67,429	-	67,429
Mortgage-backed securities in government- sponsored entities	-	18,510	-	18,510
Total debt securities	-	94,658	-	94,658
Equity securities in financial institutions (a)	375	-	-	375
Total	$375	$94,658	$-	$95,033

(a)	The Company held one equity investment not included in this total because it is held at amortized cost of $250,000 as of December 31, 2017.

Investment Securities Available for Sale – The Company obtains fair values from an independent pricing service which represent quoted prices for similar assets, fair values determined by pricing models using a market approach that considers observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems (Level II).

Equity Securities - Equity securities that are traded on a national securities exchange are valued at their last reported sales price as of the measurement date. Equity securities traded in the over-the-counter (“OTC”) markets and listed securities for which no sale was reported on that date are generally valued at their last reported “bid” price if held long, and last reported “ask” price if sold short. To the extent equity securities are actively traded and valuation adjustments are not applied, they are categorized in Level I of the fair value hierarchy. Equity securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level II of the fair value hierarchy. Equity securities are carried at fair value through net income at December 31, 2018.

The following tables present the assets measured on a non-recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Collateral-dependent impaired loans are carried at fair value if they have been charged down to fair value or if a specific valuation allowance has been established. A new cost basis is established at the time a property is initially recorded in OREO. OREO properties are carried at fair value if a devaluation has been taken to the property’s value subsequent to the initial measurement. No such devaluation occurred during the year ended December 31, 2018.

		December 31, 2018

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$1,075	$1,075

		December 31, 2017

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$3,072	$3,072
Other real estate owned	-	-	32	32

Impaired Loans – The Company has measured impairment on collateral-dependent impaired loans generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. Additionally, management makes estimates about expected costs to sell the property which are also included in the net realizable value. If the fair value of the collateral-dependent loan is less than the carrying amount of the loan, a specific reserve for the loan is made in the allowance for loan losses or a charge-off is taken to reduce the loan to the fair value of the collateral (less estimated selling costs) and the loan is included in the above table as a Level III measurement. If the fair value of the collateral exceeds the carrying amount of the loan, then the loan is not included in the above table as it is not currently being carried at its fair value. The fair values in the above tables exclude estimated selling costs of $492,000 and $1.3 million at December 31, 2018 and 2017, respectively.

Other Real Estate Owned (OREO) – OREO is carried at the lower of cost or fair value, which is measured at the date of foreclosure. If the fair value of the collateral exceeds the carrying amount of the loan, no charge-off or adjustment is necessary, the loan is not considered to be carried at fair value, and is therefore not included in the above table. If the fair value of the collateral is less than the carrying amount of the loan, management will charge the loan down to its estimated realizable value. The fair value of OREO is based on the appraised value of the property, which is generally unadjusted by management and is based on comparable sales for similar properties in the same geographic region as the subject property, and is included in the above table as a Level II measurement. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. In these cases, the loans are categorized in the above table as a Level III measurement since these adjustments are considered to be unobservable inputs. Income and expenses from operations and further declines in the fair value of the collateral subsequent to foreclosure are included in net expenses from OREO.

The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2018
Impaired loans	$1,075	Appraisal of collateral (1)	Appraisal adjustments (2)	0%	to	100.0%	(40.6%)

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2017
Impaired loans	$3,072	Appraisal of collateral (1)	Appraisal adjustment (2)	0.0%	to	86.1%	(13.8%)

Other real estate owned	$32	Appraisal of collateral (1)	Appraisal adjustments (2)	0%	to	10.0%

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

The estimated fair value of the Company’s financial instruments not measured at fair value on a recurring basis is as follows:

	December 31, 2018
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$107,933	$107,933	$-	$-	$107,933
Loans held for sale	597	-	597	-	597
Net loans	984,681	-	-	973,124	973,124
Bank-owned life insurance	16,080	16,080	-	-	16,080
Federal Home Loan Bank stock	3,679	3,679	-	-	3,679
Accrued interest receivable	3,633	3,633	-	-	3,633

Financial liabilities:
Deposits	$1,016,067	$715,153	$-	$298,891	$1,014,044
Short-term borrowings	90,398	90,398	-	-	90,398
Other borrowings	8,803	-	-	8,827	8,827
Accrued interest payable	744	744	-	-	744

	December 31, 2017
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$39,886	$39,886	$-	$-	$39,886
Loans held for sale	463	-	463	-	463
Net loans	916,023	-	-	913,323	913,323
Bank-owned life insurance	15,652	15,652	-	-	15,652
Federal Home Loan Bank stock	3,589	3,589	-	-	3,589
Accrued interest receivable	3,288	3,288	-	-	3,288

Financial liabilities:
Deposits	$878,194	$635,207	$-	$242,020	$877,227
Short-term borrowings	74,707	74,707	-	-	74,707
Other borrowings	29,065	-	-	29,069	29,069
Accrued interest payable	578	578	-	-	578

All financial instruments included in the above tables, with the exception of net loans, deposits, and other borrowings, are carried at cost, which approximates the fair value of the instruments.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in accumulated other comprehensive income (loss) by component net of tax:

Unrealized gains on
available-for-sale
(Dollars in thousands)	securities (a)

Balance as of December 31, 2016	$1,201
Other comprehensive income before reclassification	475
Amount reclassified from accumulated other comprehensive income	(585)
Period change	(110)
Balance at December 31, 2017	$1,091

Balance as of December 31, 2017	$1,091
Other comprehensive loss	(1,291)
Change in accounting principle, ASC 2016-01 (b)	(141)
Change in accounting principle, ASC 2018-02 (b)	187
Period change	(1,245)
Balance at December 31, 2018	$(154)

(a)	All amounts are net of tax. Amounts in parentheses indicate debits to accumulated other comprehensive income.
(b)

Reclassifications are the result of the adoption of ASUs 2016-01 and 2018-02 effective for the Company beginning January 1, 2018. The reclassifications are presented within the Consolidated Statement of Changes in Stockholders’ Equity for the affected transitional periods.

There were no other reclassifications of amounts from accumulated other comprehensive income for the year ended December 31, 2018.

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive income for the year ended December 31, 2017:

Affected Line Item in
the Statement Where
(Dollars in thousands)		Net Income is
Details about other comprehensive income	December 31, 2017	Presented
Unrealized gains on available-for-sale securities (a)
	$886	Investment securities gains on sale, net
	(301)	Income taxes
$585

(a)	Amounts in parentheses indicate expenses and other amounts indicate income.

20.	BUSINESS ACQUISITION

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

The following table summarizes the purchase of Liberty as of January 12, 2017:

(In Thousands, Except Per Share Data)
Purchase Price Consideration in Common Stock
Middlefield Banc Corp. shares issued	544,610
Value assigned to Middlefield Banc Corp. common shares	$38.55
Purchase price assigned to Liberty common shares exchanged for		20,995
Middlefield Banc Corp. shares
Purchase Price Consideration in Cash
Purchase price assigned to Liberty common shares exchanged for cash		21,173
Total Purchase Price		42,168
Previously held equity interest in Liberty		1,068
Net Assets Acquired:
Liberty shareholders equity	$30,474
Adjustments to reflect assets acquired at fair value:
Loans
Allowance for loan loss	3,257
Loans - interest rate	578
Loans - general credit	(2,161)
Core deposit intangible	3,087
Other	254
Adjustments to reflect liabilities acquired at fair value:
Time deposits	(141)
Deferred taxes	(906)
Change in control	(1,718)
Total net assets acquired		32,724
Goodwill resulting from merger		$10,512

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

Middlefield recorded goodwill and intangibles associated with the purchase of Liberty totaling $10.5 million. Goodwill is not amortized, but is periodically evaluated for impairment. Middlefield Bank did not recognize any impairment during the years ended December 31, 2018 or 2017. Management made adjustments to goodwill in 2017 subsequent to the acquisition of $575,000 due to refinements in a purchase accounting adjustment.

Identifiable intangibles are amortized to their estimated residual values over the expected useful lives. Such lives are also periodically reassessed to determine if any amortization period adjustments are required. During the year ended December 31, 2017, no such adjustments were recorded. The identifiable intangible assets consist of a core deposit intangible which is being amortized over the estimated useful life. The gross carrying amount of the core deposit intangible was at December 31, 2018 was $2.4 million with $690,000 accumulated amortization as of that date. The gross carrying amount of the core deposit intangible was at December 31, 2017 was $2.7 million with $342,000 accumulated amortization as of that date.

As of December 31, 2018, the current year and estimated future amortization expense for the core deposit intangible is as follows:

Remaining	2019	$341
	2020	332
	2021	321
	2022	309
	2023	296
	Thereafter	798
	Total	$2,397

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

The table below presents unaudited pro forma information as of December 31, 2017, as if the acquisition of Liberty had occurred on January 1, 2017. This table, compared to the audited information as of December 31, 2018, was prepared for comparative purposes only and was not indicative of the actual results that would have been attained had the acquisition occurred as of the beginning of 2017, nor was it indicative of future results. Furthermore, the unaudited pro forma information did not reflect management’s estimate of any revenue-enhancing opportunities nor anticipated cost savings as a result of the integration and consolidation of the acquisition. Merger and acquisition integration costs and amortization of fair value adjustments were included in the 2017 amounts below.

	Twelve-month period ended December 31,
		(Unaudited)
	2018	2017
	(in thousands, except per share data)

Net interest income	$40,448	$37,646
Noninterest income	3,728	4,920
Net income	$12,431	$8,438
Pro forma earnings per share:
Basic	$3.85	$2.79
Diluted	$3.83	$2.77

Included in the above net income amount for the twelve months ended December 31, 2017 is $1.1 million of non-recurring merger expenses.

21.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2018	2017
ASSETS
Cash and due from banks	$1,582	$1,766
Equity securities, at fair value	616	625
Investment in nonbank subsidiary	2,364	2,363
Investment in subsidiary bank	128,366	119,946
Other assets	4,080	3,450

TOTAL ASSETS	$137,008	$128,150

LIABILITIES
Trust preferred debt	$8,248	$8,248
Other liabilities	470	39
TOTAL LIABILITIES	8,718	8,287

STOCKHOLDERS' EQUITY	128,290	119,863

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$137,008	$128,150

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2018	2017

INCOME
Dividends from subsidiary bank	$4,650	$10,425
(Loss) gain on equity securities	(9)	488
Other	9	80
Total income	4,650	10,993

EXPENSES
Interest expense	325	460
Other	2,119	2,091
Total expenses	2,444	2,551

Income before income tax benefit	2,206	8,442

Income tax benefit	(513)	(673)

Income before equity in undistributed net income of subsidiaries	2,719	9,115

Equity in undistributed net income of subsidiaries	9,712	340

NET INCOME	$12,431	$9,455

Comprehensive Income	$11,140	$9,345

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2018	2017

OPERATING ACTIVITIES
Net income	$12,431	$9,455
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(9,711)	(337)
Equity in undistributed net loss of EMORECO	(1)	(3)
Stock-based compensation	371	33
Loss (gain) on equity securities	9	(488)
Other, net	(382)	282
Net cash provided by operating activities	2,717	8,942

INVESTING ACTIVITIES
Acquisition, net of cash paid	-	(22,249)

FINANCING ACTIVITIES
Proceeds from issuance of common stock	92	15,164
Stock options exercised	168	184
Proceeds from dividend reinvestment plan	618	540
Cash dividends	(3,779)	(3,358)
Net cash (used in) provided by financing activities	(2,901)	12,530

Decrease in cash	(184)	(777)

CASH AT BEGINNING OF YEAR	1,766	2,543

CASH AT END OF YEAR	$1,582	$1,766

SUPPLEMENTAL INFORMATION
Common stock issued in business acquisition	$-	$20,995
Increase in common stock through increase in other, net	183	-

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018

Total interest and dividend income	$11,940	$12,129	$12,829	$13,459
Total interest expense	2,040	2,287	2,584	2,998

Net interest income	9,900	9,842	10,245	10,461
Provision for loan losses	210	210	210	210

Net interest income after provision for loan losses	9,690	9,632	10,035	10,251

Total noninterest income	788	1,009	954	977
Total noninterest expense	7,345	7,063	7,092	7,243

Income before income taxes	3,133	3,578	3,897	3,985
Income taxes	528	481	593	560

Net income	$2,605	$3,097	$3,304	$3,425

Per share data:
Net income
Basic	$0.81	$0.96	$1.02	$1.06
Diluted	0.80	0.96	1.02	1.05
Average shares outstanding:
Basic	3,220,262	3,225,726	3,234,393	3,239,180
Diluted	3,238,069	3,240,329	3,248,326	3,250,149

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2017	2017	2017	2017

Total interest and dividend income	$10,199	$10,902	$11,330	$11,564
Total interest expense	1,442	1,625	1,818	1,762

Net interest income	8,757	9,277	9,512	9,802
Provision for loan losses	165	170	280	430

Net interest income after provision for loan losses	8,592	9,107	9,232	9,372

Total noninterest income	1,511	989	1,441	918
Total noninterest expense	7,267	6,704	7,297	6,217

Income before income taxes	2,836	3,392	3,376	4,073
Income taxes	736	885	914	1,687

Net income	$2,100	$2,507	$2,462	$2,386

Per share data:
Net income
Basic	$0.78	$0.84	$0.77	$0.73
Diluted	0.78	0.83	0.76	0.73
Average shares outstanding:
Basic	2,679,816	3,000,451	3,212,335	3,215,300
Diluted	2,692,015	3,014,140	3,223,753	3,231,791

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

Significant Factors Affecting Financial Results

Capital maintenance is a priority. The Company’s Tier 1 leverage capital was 10.28% as of December 31, 2018, with total risk-based capital of 13.44%. MBC’s Tier 1 leverage capital was 9.60% as of December 31, 2018, with total risk-based capital of 11.83%. In 2018, MBC grew the balance sheet as a result of increasing loan volumes. We also benefitted from strong income and stockholders’ equity experienced growth. The goal of the elevated capital levels is to account for potential economic stress in the markets in which the Company operates and to account for the levels of substandard and other nonperforming assets.

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

The total number of banks and savings associations as of the end of 2018 is less than half the number at the end of 1990. Nevertheless, a large percentage of the institutions that remain are small, community-oriented institutions, although the share of total banking assets that they control continues to decline. We believe a strong incentive exists for growth through industry consolidation as a defense to pressure from competitors. We therefore believe that industry consolidation is likely to continue.

The trend toward consolidation would be most advantageous for financial institution organizations that have a surplus of capital, a strategy for growth, a strong financial profile, and few if any regulatory supervisory concerns. Our goal is to maintain that advantage, although we give no assurance that our efforts to do so will succeed. We continue to commit significant resources to increase operational effectiveness in The Middlefield Banking Company.

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

Valuation of Securities. Investment securities are classified as held to maturity or available for sale on the date of purchase. Only those securities classified as held to maturity are reported at amortized cost. Available-for-sale securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income, net of related deferred income taxes, on the Consolidated Balance Sheet. The majority of all of the Company’s securities are valued based on prices compiled by third party vendors using observable market data. However, certain securities are less actively traded and do not always have quoted market prices. The determination of fair value for less actively traded securities, therefore, requires judgment, with such determination requiring benchmarking to similar instruments or analyzing default and recovery rates. Examples include certain collateralized mortgage and debt obligations and high-yield debt securities. Realized securities gains or losses are reported within noninterest income in the Consolidated Statement of Income. The cost of securities sold is based on the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation Investments in debt securities are generally evaluated for OTTI under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320, Investments — Debt and Equity Securities. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions and whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, or U.S. government-sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

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

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for 100% of the total available-for-sale portfolio as of December 31, 2018, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

●	The length of time and the extent to which the fair value has been less than the amortized cost basis.
●	Changes in the near-term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default and significant changes in prepayment assumptions.
●	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities; and,
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

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price over the fair value of the assets acquired in connection with business acquisitions accounted for as purchases. Other intangible assets consist of branch acquisition core deposit premiums. Initially, an assessment of qualitative factors is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary.  However, if we conclude otherwise, then we are required to perform the impairment test by calculating the fair value of the reporting unit and comparing against the carrying amount of the reporting unit.  If the fair value is less than the carrying value, an expense may be required to write down the goodwill to the proper carrying value.

The Company must assess goodwill and other intangible assets each year for impairment. The Company evaluates goodwill using financial data as of September 30. Based on the analysis performed as of September 30, 2018, the Company determined that goodwill was not impaired.

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

Changes in Financial Condition

General The Company’s total assets increased $142.1 million or 12.8% to $1.25 billion at December 31, 2018 from $1.11 billion at December 31, 2017. This increase was mostly due to an increase in cash and cash equivalents and net loans of $68.0 million and $68.7 million, respectively.

The increase in the Company’s total assets reflects a related increase in total liabilities of $133.6 million or 13.5% to a total balance of $1.12 billion at December 31, 2018 from $986.5 million at December 31, 2017. The Company experienced an increase in total stockholders’ equity of $8.4 million.

The increase in total liabilities was due to growth in deposits and short-term borrowings for the year. Total deposits increased $137.9 million or 15.7% to $1.02 billion at December 31, 2018 from $878.2 million as of December 31, 2017. Other borrowings decreased $20.3 million or 69.7% to $8.8 million at December 31, 2018 from $29.1 million as of December 31, 2017. The net increase in total stockholders’ equity can be attributed to an increase in common stock and retained earnings of $1.1 million and $8.6 million, respectively, partially offset by a decrease in accumulated other comprehensive (loss) income of $1.2 million.

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

Cash and cash equivalents Cash and due from banks and federal funds sold represent cash and cash equivalents which increased $68.0 million or 170.6% to $107.9 million at December 31, 2018 from $39.9 million at December 31, 2017. This increase resulted from increasing short-term borrowings to strengthen on-balance-sheet liquidity. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Investment securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. The balance of investment securities available for sale increased $3.0 million, or 3.2%, as compared to 2017. This increase includes purchases of investment securities available for sale of $13.0 million during the year ended December 31, 2018. The ratio of securities to total assets decreased to 7.9% at December 31, 2018, compared to 8.6% at December 31, 2017. Included in this decrease is a reclassification from investment securities available for sale to equity securities of $625,000 in accordance with the adoption of ASU 2016-01 on January 1, 2018.

The Company benefits from owning municipal bonds, which totaled $72.6 million or 73.8% of the Company's total investment portfolio at December 31, 2018. The weighted-average federal tax equivalent (FTE) yield on all debt securities at year-end 2018 decreased to 3.67% from 4.22% at year-end 2017, due to the change in tax law. While the Company's focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

Loans receivable The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent construction and consumer loans. Net loans receivable increased $68.7 million or 7.5% to $984.7 million at December 31, 2018 from $916.0 million at December 31, 2017 due to strategic growth goals. Included in the total increase to loans receivable were increases in the commercial real estate, residential real estate, and real estate-construction portfolios of $60.3 million, $18.3 million, and $9.7 million, respectively. Also included in the total increase to loans receivable were a decrease in the commercial and industrial portfolio of $17.5 million, which was due to payoffs during the year, and a decrease in the consumer installment portfolio of $2.0 million.

The product mix in the loan portfolio consists of commercial real estate loans equaling 50.2% of total loans, residential real estate loans, 33.9%, commercial and industrial loans, 8.5%, construction loans, 5.7%, and consumer loans, 1.7% at December 31, 2018 compared with 47.4%, 34.5%, 11.0%, 5.1%, and 2.0%, respectively, at December 31, 2017.

Loans contributed 92.5% of total interest income in 2018 and 91.5% in 2017. The loan portfolio yield of 4.91% in 2018 was 23 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

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

Restricted stock. The Company’s investment in restricted stock increased $90,000, or 2.5%, to $3.7 million as of December 31, 2018, compared to $3.6 million as of December 31, 2017.

Premises and equipment, net. The Company’s investment in premises and equipment, net increased $1.2 million, or 9.7%, to $13.0 million as of December 31, 2018, compared to $11.9 million as of December 31, 2017. This increase was mostly due to an increase in buildings and related furniture and equipment representing the new Powell branch opened in the third quarter of 2018.

Goodwill and other intangibles. Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed annually for impairment and any such impairment is recognized in the period identified by a charge to earnings.

The process of evaluating goodwill for impairment requires management to make significant estimates and judgments. The use of different estimates, judgments or approaches to estimate fair value could result in a different conclusion regarding impairment of goodwill. Based on the analysis, management has determined that there is no goodwill impairment.

The Company values core deposits and monitors the ongoing value of core deposit intangibles and goodwill on an annual basis. As of December 31, 2018, the Company recorded a decrease in core deposit intangibles of $352,000, and no change in the goodwill asset.

Bank-owned life insurance. Bank-owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $428,000 to $16.1 million as of December 31, 2018 from $15.6 million at the end of 2017 as a result of increases in cash surrender value.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 91.1% of the Company’s total funding sources at December 31, 2018. The deposit base consists of demand deposits, savings, money market accounts and time deposits. Total deposits increased $137.9 million or 15.7% to $1.02 billion at December 31, 2018 from $878.2 million at December 31, 2017.

Savings and time deposits are the largest sources of funding for the Company's earning assets, making up a combined 51.6% of total deposits. The total increase in deposits is the result of increases in time, money market, savings, noninterest-bearing demand, and interest-bearing demand deposits of $57.9 million or 23.8%, $46.4 million or 30.9%, $14.5 million or 6.9%, $14.0 million or 8.5%, and $5.1 million or 4.6%, respectively, at December 31, 2018.

The Company will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly employ both retail and wholesale funds to support earning assets and minimize interest costs.

Borrowed funds. The Company uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, and lines of credit from other banks. Borrowed funds decreased $4.6 million or 4.6% to $99.2 million at December 31, 2018 from $103.8 million at December 31, 2017. The net decrease is a result of a partial shift of funding from FHLB to brokered deposits as well as movement out of term debt into short term overnight funding.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis will not be guaranteed after 2021. The Company formed a special purpose entity to issue $8.0 million of floating rate mandatorily redeemable trust preferred securities (“TruPS”). The rate on the TruPS adjusts quarterly, equal to LIBOR plus 1.67%. The cessation of LIBOR quotes in 2021 and the uncertainty over possible replacement rates for LIBOR will affect our TruPS. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and we cannot predict the cost of transitioning to or the effect of any such alternatives on the value of LIBOR-based securities.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines.

Stockholders’ equity totaled $128.3 million at December 31, 2018, compared to $119.9 million at December 31, 2017, which represents an increase of $8.4 million or 7.0%. Retained earnings increased $8.6 million resulting from net income, less cash dividends paid of $3.8 million, or $1.17 per share, year-to-date. Common stock increased $1.1 million, or 1.3%, to $85.9 million at December 31, 2018 from $84.9 million at December 31, 2017. The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2018, shareholders invested $618,000 through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 12,256 new shares at a weighted average price of $47.61. Accumulated other comprehensive income decreased by $1.2 million during 2018 primarily due to a decrease in the value of the Company’s available for sale securities. There was no change in the treasury stock balance of $13.5 million from 2017 to 2018.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include nonaccrual loans and exclude the allowance for loan and lease losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities and loans (tax-exempt for federal income tax purposes) are shown on a fully tax-equivalent basis utilizing a federal tax rate of 21% and 34% for the years ended December 31, 2018 and 2017, respectively.

	For the Twelve Months Ended December 31,
	2018			2017			2016

	Average		Average	Average		Average	Average		Average
(Dollar amounts in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable (3)	$950,455	$46,576	4.91%	$857,361	$40,235	4.69%	$565,223	$25,798	4.56%
Investment securities (3)	96,856	2,950	3.67%	104,444	3,168	4.22%	131,797	4,019	4.19%
Interest-earning deposits with other banks (4)	43,701	831	1.90%	47,168	592	1.26%	22,316	177	0.79%
Total interest-earning assets	1,091,012	50,357	4.68%	1,008,973	43,995	4.48%	719,336	29,994	4.38%
Noninterest-earning assets	53,964			60,683			37,716
Total assets	$1,144,976			$1,069,656			$757,052
Interest-bearing liabilities:
Interest-bearing demand deposits	$120,191	280	0.23%	$113,054	236	0.21%	$88,552	195	0.22%
Money market deposits	158,364	1,754	1.11%	158,159	980	0.62%	80,331	332	0.41%
Savings deposits	217,270	1,421	0.65%	193,003	608	0.32%	174,995	427	0.24%
Certificates of deposit	282,602	5,176	1.83%	241,195	3,526	1.46%	186,627	2,664	1.43%
Short-term borrowings	42,231	842	1.99%	63,910	753	1.18%	37,130	330	0.89%
Other borrowings	15,914	436	2.74%	32,244	544	1.69%	9,735	242	2.49%
Total interest-bearing liabilities	836,572	9,909	1.18%	801,565	6,647	0.83%	577,370	4,190	0.73%
Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	181,067			153,300			106,161
Other liabilities	2,263			3,825			4,780
Stockholders' equity	125,074			110,966			68,741
Total liabilities and stockholders' equity	$1,144,976			$1,069,656			$757,052
Net interest income		$40,448			$37,348			$25,804
Interest rate spread (1)			3.49%			3.65%			3.65%
Net interest margin (2)			3.77%			3.82%			3.80%
Ratio of average interest-earning assets to average interest-bearing liabilities			130.41%			125.88%			124.59%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Tax-equivalent adjustments to calculate the yield on tax-exempt securities and loans were $682, $1,239, and $1,501, for 2018, 2017, and 2016, respectively.
(4) Includes dividends received on restriced stock.

Interest Rates and Interest Differential

	2018 versus 2017			2017 versus 2016

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$4,469	$1,872	$6,341	$13,522	$915	$14,437
Investment securities	(299)	81	(218)	(1,150)	299	(851)
Interest-bearing deposits with other banks	(55)	294	239	255	160	415
Total interest-earning assets	4,115	2,247	6,362	12,627	1,374	14,001

Interest-bearing liabilities:
Interest-bearing demand deposits	16	28	44	53	(12)	41
Money market deposits	2	772	774	402	246	648
Savings deposits	118	695	813	50	131	181
Certificates of deposit	682	968	1,650	788	74	862
Short-term borrowings	(344)	433	89	277	146	423
Other borrowings	(361)	253	(108)	470	(168)	302
Total interest-bearing liabilities	113	3,149	3,262	2,040	417	2,457

Net interest income	$4,002	$(902)	$3,100	$10,587	$957	$11,544

The ratio of net income to average shareholders’ equity and average total assets and certain other ratios are as follows for periods ended December 31:

(Dollars in thousands)	2018	2017	2016

Average total assets	$1,144,976	$1,069,656	$757,052

Average shareholders' equity	$125,074	$110,966	$68,741

Net income	$12,431	$9,455	$6,416

Net income available to common shareholders	$12,431	$9,455	$6,416

Cash dividends declared per share	$1.17	$1.08	$1.08

Return on average total assets	1.09%	0.88%	0.85%

Return on average shareholders' equity	9.94%	8.52%	9.33%

Dividend payout ratio (1)	30.40%	35.52%	36.18%

Average shareholders' equity to average assets	10.92%	10.37%	9.08%

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

The allowance for loan and lease loss balance as of December 31, 2018 totaled $7.4 million representing a $238,000 increase from the end of 2017. For the year of 2018, the provision for loan losses was $840,000 which represented a decrease of $205,000 from the $1.0 million provided during 2017. Asset quality is a high priority in our overall business plan as it relates to long-term asset growth projections. During 2018, net charge-offs increased by $149,000 to $602,000 compared to $453,000 in 2017. Two key ratios to monitor asset quality performance are net charge-offs to average loans and the allowance for loan and lease losses to nonperforming loans. At year-end 2018, these ratios were 0.06% and 70.27%, respectively, compared to 0.05% and 53.6% in 2017.

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

Although management uses the best information available to make the determination of the adequacy of the ALLL at December 31, 2018, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a Bank’s ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's ALLL at the dates and for the periods presented:

	For the Years Ended
	December 31,
(Dollars in thousands)	2018	2017	2016	2015	2014

Allowance balance at beginning of period	$7,190	$6,598	$6,385	$6,846	$7,046

Loans charged off:
Commercial and industrial	(610)	(536)	(237)	(280)	(237)
Real estate-construction	-	-	-	(385)	-
Real estate-mortgage:
Residential	(177)	(117)	(414)	(425)	(671)
Commercial	(111)	(39)	(70)	(92)	(260)
Consumer installment	(220)	(462)	(22)	(15)	(44)

Total loans charged off	(1,118)	(1,154)	(743)	(1,197)	(1,212)

Recoveries of loans previously charged-off:
Commercial and industrial	287	234	90	207	121
Real estate-construction	63	34	-	-	60
Real estate-mortgage:
Residential	128	241	141	186	267
Commercial	-	111	140	5	40
Consumer installment	38	81	15	23	154

Total recoveries	516	701	386	421	642

Net loans charged off	(602)	(453)	(357)	(776)	(570)

Provision for loan losses	840	1,045	570	315	370

Allowance balance at end of period	$7,428	$7,190	$6,598	$6,385	$6,846

Loans outstanding:
Average	$950,455	$857,361	$565,223	$494,931	$455,035
End of period	992,109	923,213	609,140	533,710	470,584

Ratio of allowance for loan and lease losses to loans outstanding at end of period	0.75%	0.78%	1.08%	1.20%	1.45%
Net charge-offs to average loans	0.06%	0.05%	0.06%	0.16%	0.13%

The following table illustrates the allocation of the Company's allowance for loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2018		2017		2016		2015		2014
		Percent of		Percent of		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial and industrial	$969	8.45%	$999	10.98%	$448	9.95%	$448	7.97%	$448	7.42%
Real estate construction	100	5.72	313	5.09	172	3.89	172	4.15	172	6.44
Mortgage:
Residential	1,581	33.92	1,760	34.46	2,818	44.46	2,818	43.56	2,818	44.65
Commercial	4,651	50.22	4,036	47.44	3,135	40.96	3,135	43.41	3,135	40.52
Consumer installment	127	1.69	82	2.03	25	0.74	25	0.91	25	0.97

Total	$7,428	100.0%	$7,190	100.0%	$6,598	100.0%	$6,598	100.0%	$6,598	100.0%

Nonperforming assets. Nonperforming assets include nonaccrual loans, troubled debt restructurings (TDRs), loans 90 days or more past due, OREO, and repossessed assets. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of principal and interest is doubtful. Payments received on nonaccrual loans are applied against principal.

TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 43 TDRs with a total balance of $4.4 million as of December 31, 2018 compared to 48 TDRs totaling $5.4 million as of December 31, 2017. Nonaccrual loans amounted to $6.6 million or 0.7% of total loans and $8.4 million or 0.9% of total loans at December 31, 2018 and December 31, 2017, respectively.

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

The following table summarizes nonperforming assets by category.

	At December 31,
	2018	2017	2016	2015	2014
	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis
Commercial and industrial	$996	$1,120	$454	$1,450	$365
Real estate - construction	-	-	-	130	587
Real estate-mortgage:
Residential	2,731	4,002	4,034	4,122	5,438
Commercial	2,864	3,311	1,409	1,842	955
Consumer installment	4	-	6	1	2
Total nonaccrual loans	$6,595	$8,433	$5,903	$7,545	$7,347
Accruing loans which are contractually past due ninety days or more	$945	$-	$-	$2	$165

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

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $456,000 in 2018, and $437,000 in 2017. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2018 Results Compared to 2017 Results

General The Company posted net income of $12.4 million, compared to $9.5 million for the year ended December 31, 2017. On a per share basis, 2018 earnings were $3.83 per diluted share, representing an increase from the $3.10 per diluted share for the year ended December 31, 2017. The return on average equity for the year ended December 31, 2018, was 9.94% and the Company’s return on average assets was 1.09%, compared to 8.52% and 0.88%, respectively, for the year ended December 31, 2017.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $3.1 million in 2018 to $40.5 million compared to $37.3 million for 2017. This increase is the result of a $6.4 million increase in interest and dividend income with only a $3.3 million increase in interest expense. Interest-earning assets averaged $1.09 billion during 2018, a year-over-year increase of $82.0 million from $1.01 billion for 2017. The Company’s average interest-bearing liabilities increased from $801.6 million in 2017 to $836.6 million in 2018.

Net interest margin, a key performance indicator, is net interest income as a percentage of total interest-earning assets. For 2018 the net interest margin, measured on a fully taxable equivalent basis, decreased to 3.77%, compared to 3.82% in 2017. This decrease is due to a lower impact from our tax-free assets as a result of the change in tax law.

Interest and dividend income Interest and dividend income increased $6.4 million to $50.4 million for 2018 which is attributable to a $6.4 million increase in interest and fees on loans. This change was the result of an increase in the average balance of loans receivable, accompanied by a higher yield on the portfolio. The average balance of loans receivable increased by $93.1 million or 10.9% to $950.5 million for the year ended December 31, 2018 as compared to $857.4 million for the year ended December 31, 2017. The loans receivable yield increased to 4.91% for 2018, from 4.69% in 2017.

Interest on investment securities decreased $218,000 to $3.0 million for 2018, compared to $3.2 million for 2017. The average balance of investment securities decreased $7.6 million to $96.9 million for the year ended December 31, 2018 as compared to $104.4 million for the year ended December 31, 2017. The investment securities yield decreased 55 basis points to 3.67% for 2018, compared to 4.22% for 2017 due to a lower impact from our tax-free investments as a result of the change in tax law.

Interest expense Interest expense increased $3.3 million or 49.1% to $9.9 million for 2018, compared with $6.7 million for 2017. This change in interest expense can be attributed to an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2018 the average balance of interest-bearing liabilities increased by $35.0 million to $836.6 million as compared to $801.6 million for the year ended December 31, 2017. Interest incurred on deposits increased by $3.3 million for the year from $5.4 million in 2017 to $8.6 million for year-end 2018. The change in deposit expense was due to an increase in the average balance as well as a 28 basis point increase in the cost of deposits during the year. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings decreased 1.5% from 2017. The decrease was due to a $38.0 million decrease in the average balance, partially offset by 85 basis points increase in the cost to borrow.

Provision for loan losses The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2018 was $840,000 compared to $1.0 million in 2017. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations. The ratio of nonperforming loans to total loans was 1.07% at December 31, 2018, a decrease from 1.45% at December 31, 2017. The ratio of the allowance for loan and lease losses to total loans also decreased to 0.75% of total loans at December 31, 2018 compared to 0.78% at December 31, 2017.

Noninterest income Noninterest income decreased $1.1 million or 23.3% to $3.7 million for 2018 compared to $4.9 million for 2017. The decrease was largely the result of decreases in net investment security gains of $886,000 and gains on sales of loans of $595,000. The decrease in gains on sale of loans is due to the Company ceasing the origination of student lending as of December 31, 2017.

Noninterest expense Operating expenses increased $1.3 million, or 4.6% to $28.7 million for 2018 compared to $27.5 million for 2017. The increase was largely the result of an increase in salaries and employee benefits expense of $2.0 million. This increase was partially offset by decreases in merger expenses and professional fees of $1.1 million and $270,000, respectively. The salary increase is mostly due to annual pay adjustments, a one-time bonus to employees due to benefits of the change in tax law, and an increase in employees due to opening the Powell branch in the third quarter.

Provision for income taxes The provision for income taxes decreased by $2.1 million, or 48.8%, to $2.2 million for 2018 from $4.2 million for 2017. The Company’s effective federal income tax rate in 2018 was 14.8% compared to 30.9% in 2017. The decrease in the effective tax rate is directly correlated to the decrease in corporate tax rates applied to the increase in net income before taxes.

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

Liquidity and Capital Resources

Liquidity. Liquidity management involves monitoring the ability to meet the cash flow needs of bank customers, such as borrowings or deposit withdrawals, as well as the Company’s own financial commitments. The principal sources of liquidity are net income, loan payments, maturing and principal reductions on securities and sales of securities available for sale, federal funds sold and cash and deposits with banks. Along with its liquid assets, the Company has additional sources of liquidity available to ensure adequate funds are available as needed. These include, but are not limited to, the purchase of federal funds, the ability to borrow funds under line of credit agreements with correspondent banks, a borrowing agreement with the Federal Home Loan Bank of Cincinnati and the adjustment of interest rates to obtain deposits. Management believes the Company has the capital adequacy, profitability and reputation to meet the current and projected needs of its customers.

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

The Company's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), equity securities, and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2018, cash and cash equivalents totaled $107.9 million or 8.6% of total assets, equity securities totaled $616,000 or 0.0% of total assets, and investment securities classified as available for sale totaled $98.3 million or 7.9% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $14.3 million and $13.9 million for 2018 and 2017, respectively, generated principally from net income of $12.4 million and $9.5 million in these respective periods.

Investing activities used $76.5 million which consisted primarily of loan originations and investment activity. The cash usages primarily consisted of loan increases of $68.8 million and investment purchases of $13.0 million. Partially offsetting the usage are proceeds from repayments and maturities of $7.3 million. For the same period ended 2017, investing activities used $95.3 million which consisted primarily of investment activity, loan originations, and acquisition activity. The cash usages primarily consisted of loan increases of $119.9 million and investment purchases of $3.1 million. Cash provided in relation to the Liberty acquisition was $5.4 million for the year ended December 31, 2017. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $14.9 million and $6.5 million, respectively.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments and the payment of dividends. During 2018, net cash provided by financing activities totaled $130.3 million, principally derived from increases in deposit accounts, and increase in short-term borrowings, net, of $137.9 million, and $15.7 million, respectively. Partially offsetting the proceeds are repayments of other borrowings and the payment of cash dividends of $20.3 million and $3.8 million, respectively. During 2017, net cash provided by financing activities totaled $88.7 million, principally derived from increases in deposit accounts, proceeds from other borrowings, and the issuance of common stock of $50.2 million, $30.0 million, and $15.2 million, respectively. Partially offsetting the proceeds are repayments of other borrowings and the payment of cash dividends of $10.4 million and $3.4 million, respectively.

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

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 1,035 stockholders of record as of December 31, 2018. The Company’s common stock is traded and authorized for quotation on NASDAQ under the symbol “MBCN.” The Company currently expects consistency in the payout of future cash dividends.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm, S.R. Snodgrass, P.C., that audited the consolidated financial statements has issued an audit report on the effective operation of the Company’s internal control over financial reporting as of December 31, 2018.

/s/ Thomas G. Caldwell

By: Thomas G. Caldwell

President and Chief Executive Officer

(Principal Executive Officer)

Date: March 6, 2019

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 6, 2019