Form 10-K, Exhibit 13
period 2019-12-31
MIDDLEFIELD BANC CORP
filed 2020-03-04
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Middlefield Banc Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2019 and 2018; the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 4, 2020, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 4, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Middlefield Banc Corp.

Opinion on Internal Control over Financial Reporting

We have audited Middlefield Banc Corp. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018; the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, of the Company; and our report dated March 4, 2020, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

S.R. Snodgrass, P.C. ● 2009 Mackenzle Way, Suite 340 ● Cranberry Township, Pennsylvania 16066 ● Phone: 724-934-0344 ● Fax: 724-934-0345

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

March 4, 2020

MIDDLEFIELD BANC CORP.
CONSOLIDATED BALANCE SHEET
(Dollar amounts in thousands, except shares)

	December 31,
	2019	2018

ASSETS
Cash and cash equivalents	$35,113	$107,933
Equity securities, at fair value	710	616
Investment securities available for sale, at fair value	105,733	98,322
Loans held for sale	1,220	597
Loans:
Commercial and industrial	89,527	83,857
Real estate - construction	63,246	56,731
Real estate - mortgage:
Residential	347,047	336,487
Commercial	470,027	498,247
Consumer installment	14,411	16,787
Total loans	984,258	992,109
Less allowance for loan and lease losses	6,768	7,428
Net loans	977,490	984,681
Premises and equipment, net	17,874	13,003
Goodwill	15,071	15,071
Core deposit intangibles	2,056	2,397
Bank-owned life insurance	16,511	16,080
Accrued interest receivable and other assets	10,697	9,698

TOTAL ASSETS	$1,182,475	$1,248,398

LIABILITIES
Deposits:
Noninterest-bearing demand	$191,370	$203,410
Interest-bearing demand	107,844	92,104
Money market	160,826	196,685
Savings	192,003	222,954
Time	368,800	300,914
Total deposits	1,020,843	1,016,067
Short-term borrowings:
Federal funds purchased	75	398
Federal Home Loan Bank advances	5,000	90,000
Total short-term borrowings	5,075	90,398
Other borrowings	12,750	8,803
Accrued interest payable and other liabilities	6,032	4,840
TOTAL LIABILITIES	1,044,700	1,120,108
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 7,294,792 and 7,260,994 shares issued; 6,423,630 and 6,488,664 shares outstanding	86,617	85,925
Retained earnings	65,063	56,037
Accumulated other comprehensive income (loss)	1,842	(154)
Treasury stock, at cost; 871,162 and 772,330 shares	(15,747)	(13,518)
TOTAL STOCKHOLDERS' EQUITY	137,775	128,290

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,182,475	$1,248,398

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF INCOME
(Dollar amounts in thousands, except per share data)

	Year Ended December 31,
	2019	2018
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$50,390	$46,576
Interest-earning deposits in other institutions	673	558
Federal funds sold	78	46
Investment securities:
Taxable interest	796	688
Tax-exempt interest	2,392	2,262
Dividends on stock	196	227
Total interest and dividend income	54,525	50,357

INTEREST EXPENSE
Deposits	12,409	8,631
Short-term borrowings	368	842
Other borrowings	363	436
Total interest expense	13,140	9,909

NET INTEREST INCOME	41,385	40,448

Provision for loan losses	890	840

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	40,495	39,608

NONINTEREST INCOME
Service charges on deposit accounts	2,186	1,914
Investment securities gains on sale, net	194	-
Gain (loss) on equity securities	94	(9)
Earnings on bank-owned life insurance	431	428
Gain on sale of loans	433	231
Other income	1,503	1,164
Total noninterest income	4,841	3,728

NONINTEREST EXPENSE
Salaries and employee benefits	16,523	15,749
Occupancy expense	2,164	1,933
Equipment expense	1,040	969
Data processing costs	2,208	1,806
Ohio state franchise tax	1,044	823
Federal deposit insurance expense	230	550
Professional fees	1,683	1,482
Advertising expense	733	921
Software amortization expense	638	605
Core deposit intangible amortization	341	352
Other expense	3,429	3,553
Total noninterest expense	30,033	28,743

Income before income taxes	15,303	14,593
Income taxes	2,592	2,162

NET INCOME	$12,711	$12,431

EARNINGS PER SHARE
Basic	$1.96	$1.92
Diluted	1.95	1.91

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Dollar amounts in thousands)

	Year Ended December 31,
	2019	2018

Net income	$12,711	$12,431

Other comprehensive income (loss):
Net unrealized holding gain (loss) on available- for-sale investment securities	2,720	(1,636)
Tax effect	(571)	345

Reclassification adjustment for investment securities gains included in net income	(194)	-
Tax effect	41	-

Total other comprehensive income (loss)	1,996	(1,291)

Comprehensive income	$14,707	$11,140

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollar amounts in thousands, except shares and dividend per share amount)

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2017	7,207,762	$84,859	$47,431	$1,091	$(13,518)	$119,863

Change in accounting principle for adoption of ASU 2016-01			141	(141)		-
Change in accounting principle for adoption of ASU 2018-02			(187)	187		-
Net income			12,431			12,431
Other comprehensive loss				(1,291)		(1,291)
Dividend reinvestment and purchase plan	24,512	618				618
Stock options exercised	17,600	168				168
Stock-based compensation	11,120	280				280
Cash dividends ($0.59 per share)			(3,779)			(3,779)

Balance, December 31, 2018	7,260,994	$85,925	$56,037	$(154)	$(13,518)	$128,290

Net income			12,711			12,711
Other comprehensive income				1,996		1,996
Dividend reinvestment and purchase plan	17,866	372				372
Stock options exercised	400	4				4
Stock-based compensation, net	15,532	316				316
Treasury shares acquired (98,832 shares)					(2,229)	(2,229)
Cash dividends ($0.57 per share)			(3,685)			(3,685)

Balance, December 31, 2019	7,294,792	$86,617	$65,063	$1,842	$(15,747)	$137,775

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollar amounts in thousands)

	Year Ended December 31,
	2019	2018
OPERATING ACTIVITIES
Net income	$12,711	$12,431
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	890	840
Investment securities gains on sale, net	(194)	-
(Gain) loss on equity securities	(94)	9
Depreciation and amortization of premises and equipment, net	1,039	951
Software amortization expense	638	605
Financing lease amortization expense	360	-
Amortization of premium and discount on investment securities, net	259	419
Accretion of deferred loan fees, net	(753)	(868)
Amortization of core deposit intangibles	341	352
Stock-based compensation expense	644	467
Origination of loans held for sale	(19,845)	(13,196)
Proceeds from sale of loans	19,655	13,293
Gain on sale of loans	(433)	(231)
Earnings on bank-owned life insurance	(431)	(428)
Deferred income tax	327	(241)
Net gain on other real estate owned	(123)	(55)
Decrease (increase) in accrued interest receivable	162	(345)
Increase in accrued interest payable	173	166
Other, net	(1,867)	112
Net cash provided by operating activities	13,459	14,281

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	17,687	7,280
Proceeds from sale of securities	12,324	-
Purchases	(34,961)	(12,999)
Decrease (increase) in loans, net	6,932	(68,796)
Proceeds from the sale of other real estate owned	360	163
Purchase of premises and equipment	(1,897)	(2,101)
Purchase of restricted stock	(169)	(90)
Net cash provided by (used in) investing activities	276	(76,543)

FINANCING ACTIVITIES
Net increase in deposits	4,776	137,873
(Decrease) increase in short-term borrowings, net	(85,323)	15,691
Net repayment of other borrowings	(426)	(20,262)
Restricted stock cash portion	(44)	-
Stock options exercised	4	168
Proceeds from dividend reinvestment and purchase plan	372	618
Repurchase of treasury shares	(2,229)	-
Cash dividends	(3,685)	(3,779)
Net cash (used in) provided by financing activities	(86,555)	130,309

(Decrease) increase in cash and cash equivalents	(72,820)	68,047

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	107,933	39,886

CASH AND CASH EQUIVALENTS AT END OF YEAR	$35,113	$107,933

See accompanying notes to the consolidated financial statements.

	Year Ended December 31,
	2019	2018
SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$12,967	$9,743
Income taxes	2,705	2,125

Noncash operating transactions:
Operating lease assets added to other, net	$(1,071)	$-
Operating lease liabilities added to other, net	1,071	-

Noncash investing transactions:
Transfers from loans to other real estate owned	$122	$166
Transfer of equity securities from investment securities available for sale, at fair value	-	(625)
Finance lease assets added to premises and equipment	(4,373)	-

Noncash financing transactions:
Finance lease liabilities added to borrowed funds	$4,373	$-

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio, whose consolidated financial statements also include the accounts of MBC’s subsidiary, Middlefield Investments, Inc. (MI), established March 13, 2019. Significant intercompany items have been eliminated in preparing MBC’s consolidated financial statements. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through sixteen full-service locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while MBC is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

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

Investment and Equity Securities

Investment securities are classified at the time of purchase, based on management’s intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned. For 2019 and 2018, this category includes common stocks of public companies that the Company has the positive intent and ability to hold for an indeterminate amount of time. Such securities are reported at fair value with unrealized holding gains and losses included in earnings.

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. For debt securities, management considers whether the present value of cash flows expected to be collected is less than the security’s amortized cost basis (the difference defined as the credit loss), the magnitude and duration of the decline, the reasons underlying the decline and the Bank’s intent to sell the security or whether it is more likely than not that the Bank would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other than temporary. Once a decline in value is determined to be other than temporary, if the Bank does not intend to sell the security, and it is more likely than not that it will not be required to sell the security, before recovery of the security’s amortized cost basis, the charge to earnings is limited to the amount of credit loss. Any remaining difference between fair value and amortized cost (the difference defined as the non-credit portion) is recognized in other comprehensive income, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings. For equity securities where the fair value has been significantly below cost for one year, the Bank’s policy is to recognize an impairment loss unless sufficient evidence is available that the decline is not other than temporary and a recovery period can be predicted.

Restricted Stock

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2019 and 2018, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2019 or 2018.

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

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material. The Bank is servicing loans for others in the amount of $70.8 million and $59.4 million at December 31, 2019 and 2018, respectively.

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

Leases

The Company has operating and financing leases for several branch locations and office space. Generally, the underlying lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company may also lease certain office equipment under operating leases. Many of our leases include both lease (e.g., minimum rent payments) and non-lease components (e.g., common-area or other maintenance costs). The Company accounts for each component separately based on the standalone price of each component. In addition, there may be operating and financing leases with lease terms of less than one year and therefore, we have elected the practical expedient to exclude these short-term leases from our right-of-use assets and lease liabilities.

Most leases include one or more options to renew. The exercise of lease renewal options is typically at the sole discretion of management and is based on whether the extension options are reasonably certain to be exercised after giving proper consideration to all facts and circumstances of the lease. If management determines that the Company is reasonably certain to exercise the extension option(s), the additional term is included in the calculation of the right-of-use asset and lease liability.

As most of our leases do not provide an implicit rate, we use the fully collateralized FHLB borrowing rate, commensurate with the lease terms based on the information available at the lease commencement date in determining the present value of the lease payments.

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

Bank-Owned Life Insurance (“BOLI”)

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the Consolidated Balance Sheet and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statement of Income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as tax-free noninterest income.

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

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements. (See Note 20 – Stock Split Disclosure.)

Stock-Based Compensation

The Company accounts for stock compensation based on the grant date fair value of all share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period.

Compensation cost is recognized for restricted stock issued to employees based on the fair value of these awards at the date of grant. The market price of the Company’s common shares at the date of grant is used to estimate the fair value of restricted stock and stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period, and is recorded in "Salaries and employee benefits" expense. (See Note 14-Employee Benefits) The Company’s restricted stock plan allows for a portion of the value to be received in cash by the participant upon vesting, and therefore, the Company records the expense as a liability until the shares vest and the split of the payment between shares and cash can be determined.

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

Recently Adopted Accounting Pronouncements -

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this Update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. Since the guidance scopes out revenue associated with financial instruments, including loan receivables and investment securities, the adoption of the standard and its related amendments did not result in a material change from our current accounting for revenue because the majority of the Company’s revenue is not within the scope of Topic 606. Upon adoption on January 1, 2018, we have included the related new disclosure requirements in Note 2.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (g) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. On January 1, 2018, the Company adopted ASU 2016-01 which resulted in a reclassification of $141,000 between accumulated other comprehensive income and retained earnings on the Consolidated Balance Sheet and Consolidated Statement of Changes in Stockholders’ Equity. Additionally, the methods used to calculate the fair value of financial instruments in Note 18 were based on exit pricing assumptions as of December 31, 2019 and 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis. On January 1, 2019, the Company adopted ASU 2016-02 which resulted in the recording of finance lease assets and liabilities of $3.8 million and operating lease assets and liabilities of $1.1 million on the Consolidated Balance Sheet. See Note 15 of the financial statements.

In March 2017, the FASB issued ASU 2017-08, Receivables – Nonrefundable Fees and Other Costs (Subtopic 310-20). The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. This Update has not had a significant impact on the Company’s financial position or results of operations.

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

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718), which simplified the accounting for nonemployee share-based payment transactions. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this Update improve the following areas of nonemployee share-based payment accounting: (a) the overall measurement objective, (b) the measurement date, (c) awards with performance conditions, (d) classification reassessment of certain equity-classified awards, (e) calculated value (nonpublic entities only), and (f) intrinsic value (nonpublic entities only). The adoption of this standard and its related amendments did not result in a material impact on the Company’s financial position or results of operations.

Recently Issued Accounting Pronouncements -

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (“CECL”), which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. In November 2019, the FASB issued ASU 2019-10, Financial Instruments ‒ Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). This Update defers the effective date of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, non-SEC filers, and all other companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The CECL model has been completed and runs concurrently with the existing incurred loss model each month. Management will continue to monitor model output throughout the deferral period.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting units fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public business entity that is not an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. All other entities, including not-for-profit entities, that are adopting the amendments in this Update should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. In November 2019, the FASB issued ASU 2019-10, Financial Instruments ‒ Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which deferred the effective date for ASC 350, Intangibles – Goodwill and Other, for smaller reporting companies to fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. This Update is not expected to have a significant impact on the Company’s financial statements, OR the Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

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

In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, to clarify its new credit impairment guidance in ASC 326, based on implementation issues raised by stakeholders. This Update clarified, among other things, that expected recoveries are to be included in the allowance for credit losses for these financial assets; an accounting policy election can be made to adjust the effective interest rate for existing troubled debt restructurings based on the prepayment assumptions instead of the prepayment assumptions applicable immediately prior to the restructuring event; and extends the practical expedient to exclude accrued interest receivable from all additional relevant disclosures involving amortized cost basis. The effective dates in this Update are the same as those applicable for ASU 2019-10. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), to simplify the accounting for income taxes, change the accounting for certain tax transactions, and make minor improvements to the codification. This Update provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax and provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction. The Update also changes current guidance for making an intraperiod allocation, if there is a loss in continuing operations and gains outside of continuing operations; determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting; accounting for tax law changes and year-to-date losses in interim periods; and determining how to apply the income tax guidance to franchise taxes that are partially based on income. For public business entities, the amendments in this Update are effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

2.	REVENUE RECOGNITION

In accordance with ASC Topic 606, management determined that the primary sources of revenue, which emanate from interest income on loans and investments, along with noninterest revenue resulting from investment security gains, gains on the sale of loans, and BOLI income, are not within the scope of ASC 606. These revenue sources cumulatively comprise 92.2% of the total revenue of the Company.

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

Gains (losses) on sale of other real estate owned (“OREO”) - Gains and losses are recognized at the completion of the property sale when the buyer obtains control of the real estate and all of the performance obligations of the Company have been satisfied. Evidence of the buyer obtaining control of the asset includes transfer of the property title, physical possession of the asset, and the buyer obtaining control of the risks and rewards related to the asset. In situations where the Company agrees to provide financing to facilitate the sale, additional analysis is performed to ensure that the contract for sale identifies the buyer and seller, the asset to be transferred and the payment terms, that the contract has a true commercial substance and that amounts due from the buyer are reasonable. In situations where financing terms are not reflective of current market terms, the transaction price is discounted impacting the gain/loss and the carrying value of the asset. Gain and losses on sale of OREO is reported within other expense in the Consolidated Statement of Income.

The following table depicts the disaggregation of revenue derived from contracts with customers to depict the nature, amount, timing, and uncertainty of revenue and cash flows for the years ended December 31,

Noninterest Income	2019	2018
(Dollar amounts in thousands)

Service charges on deposit accounts:
Overdraft fees	$841	$798
ATM banking fees	932	867
Service charges and other fees	413	249
Investment securities gains on sale, net (a)	194	-
Gain (loss) on equity securities (a)	94	(9)
Earnings on bank-owned life insurance (a)	431	428
Gain on sale of loans (a)	433	231
Revenue from investment services	528	385
Other income	975	779
Total noninterest income	$4,841	$3,728

Net gain (loss) on other real estate owned	$(123)	$(55)

(a) Not within scope of ASC 606

3.	EARNINGS PER SHARE

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

	2019	2018

Weighted-average common shares issued	7,286,554	7,232,238

Average treasury stock shares	(816,146)	(772,330)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	6,470,408	6,459,908

Additional common stock equivalents (stock options and restricted stock) used to calculate diluted earnings per share	32,398	27,906

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	6,502,806	6,487,814

Options to purchase 14,500 shares of common stock at $8.78 a share were outstanding during the year ended December 31, 2019. Also outstanding were 61,040 shares of restricted stock. None of the outstanding options or restricted stock were anti-dilutive.

Options to purchase 14,900 shares of common stock at $8.78 a share were outstanding during the year ended December 31, 2018. Also outstanding were 42,350 shares of restricted stock. None of the outstanding options or restricted stock were anti-dilutive.

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Company. As of December 31, 2019, the Company held 871,162 of the Company’s shares, which is an increase of 98,832 shares for the twelve months ended December 31, 2019, from the 772,330 shares held as of December 31, 2018.

4.	INVESTMENT AND EQUITY SECURITIES

The amortized cost, gross gains and losses and fair values of securities available for sale are as follows:

	December 31, 2019
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

Subordinated debt	$4,000	$126	$-	$4,126
Obligations of states and political subdivisions:
Taxable	500	1	-	501
Tax-exempt	80,436	2,065	(25)	82,476
Mortgage-backed securities in government-sponsored entities	18,465	274	(109)	18,630
Total	$103,401	$2,466	$(134)	$105,733

	December 31, 2018
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

U.S. government agency securities	$7,442	$90	$(61)	$7,471
Obligations of states and political subdivisions:
Taxable	502	10	-	512
Tax-exempt	72,387	667	(473)	72,581
Mortgage-backed securities in government-sponsored entities	18,185	88	(515)	17,758
Total	$98,516	$855	$(1,049)	$98,322

On January 1, 2018, the Company reclassified $625,000 from investment securities available for sale to equity securities in accordance with the adoption of ASU 2016-01. Equity securities totaled $710,000 and $616,000 at December 31, 2019 and 2018, respectively, which incorporates a recognized net gain (loss) on equity investments of $94,000 and ($9,000) for the year ended December 31, 2019 and 2018, respectively. No net gains on sold equity securities were realized from sales during these periods.

The amortized cost and fair value of debt securities at December 31, 2019, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$148	$149
Due after one year through five years	1,324	1,345
Due after five years through ten years	16,613	16,908
Due after ten years	85,316	87,331

Total	$103,401	$105,733

Investment securities with an approximate carrying value of $55.6 million and $63.5 million at December 31, 2019 and 2018, respectively, were pledged to secure deposits and other purposes as required by law.

There were no securities sold during the year ended December 31, 2018. Proceeds from the sales of investment securities and the gross realized gains and losses for the year ended December 31, 2019, are as follows (in thousands):

	2019	2018
Proceeds from sales	$12,324	$-
Gross realized gains	227	-
Gross realized losses	(33)	-

The tax expense related to the net realized gains above was $41,000, and $0 for the year ended December 31, 2019 and 2018, respectively.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2019
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

Obligations of states and political subdivisions
Tax-exempt	$4,324	$(25)	$-	$-	$4,324	$(25)
Mortgage-backed securities in government-sponsored entities	1,409	(2)	8,223	(107)	9,632	(109)
Total	$5,733	$(27)	$8,223	$(107)	$13,956	$(134)

	December 31, 2018
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

U.S. government agency securities	$-	$-	$4,105	$(61)	$4,105	$(61)
Obligations of states and political subdivisions
Tax-exempt	20,451	(286)	11,053	(187)	31,504	(473)
Mortgage-backed securities in government-sponsored entities	2,068	(9)	12,257	(506)	14,325	(515)
Total	$22,519	$(295)	$27,415	$(754)	$49,934	$(1,049)

There were 17 securities that were considered temporarily impaired at December 31, 2019.

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

The Company has asserted that at December 31, 2019 and 2018, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other than temporary and is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for 96.1% of the total available-for-sale portfolio as of December 31, 2019, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses on a quarterly basis. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

The Company’s primary business activity is with loan customers located within its local Northeastern Ohio trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin, Sunbury, Powell, Plain City and Westerville, Ohio. The Northeastern Ohio trade area includes locations in Beachwood, Twinsburg, and Solon, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2019 and 2018, loans outstanding to individuals and businesses are dependent upon the local economic conditions in the Company’s immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses (in thousands):

			Real Estate-Mortgage
December 31, 2019	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$882	$-	$1,628	$10,559	$1	$13,070
Collectively evaluated for impairment	88,645	63,246	345,419	459,468	14,410	971,188
Total loans	$89,527	$63,246	$347,047	$470,027	$14,411	$984,258

			Real estate-Mortgage
December 31, 2018	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$2,570	$-	$1,970	$9,533	$2	$14,075
Collectively evaluated for impairment	81,287	56,731	334,517	488,714	16,785	978,034
Total loans	$83,857	$56,731	$336,487	$498,247	$16,787	$992,109

The amounts above include net deferred loan origination costs of $1.3 million and $1.6 million at December 31, 2019 and December 31, 2018, respectively.

			Real Estate-Mortgage
December 31, 2019	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$3	$-	$30	$627	$-	$660
Collectively evaluated for impairment	453	97	1,628	3,902	28	6,108
Total ending allowance balance	$456	$97	$1,658	$4,529	$28	$6,768

			Real Estate-Mortgage
December 31, 2018	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$667	$-	$43	$643	$1	$1,354
Collectively evaluated for impairment	302	100	1,538	4,008	126	6,074
Total ending allowance balance	$969	$100	$1,581	$4,651	$127	$7,428

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

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2019
Impaired Loans
	Recorded	Unpaid Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$747	$1,524	$-
Real estate - mortgage:
Residential	979	1,057	-
Commercial	5,617	5,617	-
Consumer installment	1	1	-
Total	$7,344	$8,199	$-

With an allowance recorded:
Commercial and industrial	$135	$135	$3
Real estate - mortgage:
Residential	649	700	30
Commercial	4,942	4,952	627
Total	$5,726	$5,787	$660

Total:
Commercial and industrial	$882	$1,659	$3
Real estate - mortgage:
Residential	1,628	1,757	30
Commercial	10,559	10,569	627
Consumer installment	1	1	-
Total	$13,070	$13,986	$660

December 31, 2018
Impaired Loans
	Recorded	Unpaid Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial and industrial	$207	$413	$-
Real estate - mortgage:
Residential	1,306	1,462	-
Commercial	1,867	2,186	-
Total	$3,380	$4,061	$-

With an allowance recorded:
Commercial and industrial	$2,363	$3,013	$667
Real estate - mortgage:
Residential	664	715	43
Commercial	7,666	7,676	643
Consumer installment	2	2	1
Total	$10,695	$11,406	$1,354

Total:
Commercial and industrial	$2,570	$3,426	$667
Real estate - mortgage:
Residential	1,970	2,177	43
Commercial	9,533	9,862	643
Consumer installment	2	2	1
Total	$14,075	$15,467	$1,354

The tables above include troubled debt restructuring totaling $3.6 million and $4.4 million as of December 31, 2019 and 2018, respectively.

The following table presents interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2019		As of December 31, 2018
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized

Commercial and industrial	$1,770	$141	$4,210	$172
Real estate - construction	648	-	9	-
Real estate - mortgage:
Residential	1,803	51	2,531	57
Commercial	10,366	375	6,805	377
Consumer installment	2	-	3	-
Total	$14,589	$567	$13,558	$606

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

In each case the concession is made due to deterioration in the borrower’s financial condition, and the new terms are less stringent than those required on a new loan with similar risk. The total impact on the ALLL for 2019 and 2018 related to TDRs was $33,000 and $459,000, respectively.

The following tables present the number of loan modifications by class, the corresponding recorded investment, and the subsequently defaulted modifications (in thousands) for the years ended:

	December 31, 2019
	Number of Contracts			Pre-Modification	Post-Modification
Troubled Debt Restructurings	Term Modification	Other	Total	Outstanding Recorded Investment	Outstanding Recorded Investment
Commercial and industrial	3	-	3	$488	$490
Residential real estate	4	2	6	294	354
				$782	$844

	December 31, 2018
	Number of Contracts			Pre-Modification	Post-Modification
Troubled Debt Restructurings	Term Modification	Other	Total	Outstanding Recorded Investment	Outstanding Recorded Investment
Commercial and industrial	1	-	1	$44	$44
Residential real estate	3	2	5	286	286
Commercial real estate	1	-	1	94	94
				$424	$424

	December 31, 2018
Troubled Debt Restructurings	Number of	Recorded
subsequently defaulted	Contracts	Investment
Residential real estate	1	$19

One loan with a book balance of $36,000 was restructured in 2019 and defaulted by December 31, 2019. There were no subsequent defaults of troubled debt restructurings for the year ended December 31, 2019.

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

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system (in thousands):

		Special			Total
December 31, 2019	Pass	Mention	Substandard	Doubtful	Loans

Commercial and industrial	$84,136	$3,619	$1,772	$-	$89,527
Real estate - construction	63,246	-	-	-	63,246
Real estate - mortgage:
Residential	342,988	420	3,639	-	347,047
Commercial	453,170	6,989	9,868	-	470,027
Consumer installment	14,399	-	12	-	14,411
Total	$957,939	$11,028	$15,291	$-	$984,258

		Special			Total
December 31, 2018	Pass	Mention	Substandard	Doubtful	Loans

Commercial and industrial	$77,002	$4,572	$2,283	$-	$83,857
Real estate - construction	55,397	1,334	-	-	56,731
Real estate - mortgage:
Residential	332,475	553	3,459	-	336,487
Commercial	483,516	6,617	8,114	-	498,247
Consumer installment	16,776	-	11	-	16,787
Total	$965,166	$13,076	$13,867	$-	$992,109

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans and nonaccrual loans (in thousands):

		30-59 Days	60-89 Days	90 Days+	Total	Total
December 31, 2019	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial and industrial	$88,965	$190	$66	$306	$562	89,527
Real estate - construction	63,246	-	-	-	-	63,246
Real estate - mortgage:
Residential	344,311	1,713	63	960	2,736	347,047
Commercial	465,666	63	-	4,298	4,361	470,027
Consumer installment	13,378	623	216	194	1,033	14,411
Total	$975,566	$2,589	$345	$5,758	$8,692	$984,258

		30-59 Days	60-89 Days	90 Days+	Total	Total
December 31, 2018	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial and industrial	$82,770	$288	$213	$586	$1,087	83,857
Real estate - construction	56,731	-	-	-	-	56,731
Real estate - mortgage:
Residential	331,379	2,612	1,083	1,413	5,108	336,487
Commercial	496,597	664	-	986	1,650	498,247
Consumer installment	16,768	19	-	-	19	16,787
Total	$984,245	$3,583	$1,296	$2,985	$7,864	992,109

The following tables present the classes of the loan portfolio summarized by nonaccrual loans and loans 90 days or more past due and still accruing (in thousands):

December 31, 2019	Nonaccrual	90+ Days Past Due and Accruing

Commercial and industrial	$946	$-
Real estate - mortgage:
Residential	3,285	-
Commercial	4,451	-
Consumer installment	197	-
Total	$8,879	$-

December 31, 2018	Nonaccrual	90+ Days Past Due and Accruing

Commercial and industrial	$996	$91
Real estate - mortgage:
Residential	2,731	754
Commercial	2,864	100
Consumer installment	4	-
Total	$6,595	$945

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $342,000 in 2019 and $456,000 in 2018.

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

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2018	$969	$100	$1,581	$4,651	$127	$7,428
Charge-offs	(519)	-	(523)	(32)	(735)	(1,809)
Recoveries	82	74	78	17	8	259
Provision	(76)	(77)	522	(107)	628	890
ALLL balance at December 31, 2019	$456	$97	$1,658	$4,529	$28	$6,768

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2017	$999	$313	$1,760	$4,036	$82	$7,190
Charge-offs	(610)	-	(177)	(111)	(220)	(1,118)
Recoveries	287	63	128	-	38	516
Provision	293	(276)	(130)	726	227	840
ALLL balance at December 31, 2018	$969	$100	$1,581	$4,651	$127	$7,428

The provision fluctions during the the year ended December 31, 2019 allocated to:

●	commercial and industrial loans are due to the charge-offs of two large relationships totaling $438,000, which had specific reserves allocated at the end of 2018.
●	residential portfolio are due to the charge-off of two relationships totalling $360,000 and portfolio growth.
●	commercial real estate loans are due to a small charge-off and a declining portfolio balance.
●	consumer installments are due to charge-offs in the student loan portfolio totaling $566,000.

The provision fluctions during the the year ended December 31, 2018 allocated to:

●

real estate construction loans are due to the historical loss rate for the real estate construction pool changing to -0.127% from 0.775% in the first quarter of 2018 as well as no charge-offs for the year.

●

residential real estate are due to a continued decline in historical losses and consistent decreases in the ratio of nonperforming loans to toal loans in this segment over the past few years resulting in a decrease in the reserves required.

●	consumer installment loans are primarily due to increases in historical losses for this segment over the prior year.

6.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31:

(Dollar amounts in thousands)	2019	2018

Land and land improvements	$2,920	$2,920
Building and leasehold improvements	15,836	15,377
Furniture, fixtures, and equipment	9,357	8,011
Financing right-of-use assets	4,012	-
Total premises and equipment	32,125	26,308
Less accumulated depreciation and amortization	14,251	13,305

Total premises and equipment, net	$17,874	$13,003

Depreciation expense charged to operations was $1.0 million in 2019 and $951,000 in 2018.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $15.1 million for both years ended December 31, 2019, and 2018. Core deposit intangible carrying amount was $2.1 million and $2.4 million for the years ended December 31, 2019, and 2018, respectively. Core deposit accumulated amortization was $1.4 million and $1.0 million for the years ended December 31, 2019, and 2018. Amortization expense totaled $341,000 and $352,000 in 2019 and 2018, respectively.

Core deposit intangible assets are amortized to their estimated residual values over their expected useful lives, commonly of ten years. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2019 is as follows:

2020	$332
2021	321
2022	309
2023	296
2024	281
Thereafter	517
Total	$2,056

8.	ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

The components of accrued interest receivable and other assets at the years ended December 31:

(Dollar amounts in thousands)	2019	2018

Restricted stock	$3,848	$3,679
Accrued interest receivable on investment securities	753	794
Accrued interest receivable on loans	2,718	2,839
Deferred tax asset, net	374	1,232
Other real estate owned	155	270
Operating right-of-use assets	903	-
Other	1,946	884

Total	$10,697	$9,698

9.	DEPOSITS

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 as of December 31, 2019 and 2018, were $126.6 million and $75.8 million, respectively.

Scheduled maturities of time deposits as of December 31, 2019 are as follows:

(Dollar amounts in thousands)
2020	$251,291
2021	62,523
2022	25,195
2023	16,868
2024	12,923
Total	$368,800

10.	SHORT-TERM BORROWINGS

For the year ended December 31, outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2019	2018	2017

Balance at year-end	$5,075	$90,398	$74,707
Average balance outstanding	14,808	42,231	63,910
Maximum month-end balance	92,000	101,857	114,025
Weighted-average rate at year-end	1.66%	2.53%	1.36%
Weighted-average rate during the year	2.49%	1.99%	1.18%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $6.0 million line of credit at an adjustable rate, currently 5.00%, a $10.0 million line of credit at an adjustable rate, currently at 4.93%, and a $4.0 million line of credit at an adjustable rate, currently 5.51%. At December 31, 2019, and 2018, there were no outstanding borrowings under these lines of credit. The additional borrowing capacity on FHLB advances was $87.0 million and $27.0 million at December 31, 2019 and 2018, respectively.

11.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

			Weighted-	Stated interest
(Dollar amounts in thousands)	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2019	2018
Fixed-rate amortizing	07/01/25	10/01/28	4.06%	4.02%	4.47%	$404	$555
Finance lease liabilities	12/31/21	06/01/40	3.29%	2.70%	3.51%	4,098	-
Junior subordinated debt	12/21/37	12/21/37	4.10%	3.61%	4.42%	8,248	8,248

Total						$12,750	$8,803

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)

		Weighted-
Year Ending December 31,	Amount	Average Rate
2020	$445	3.36%
2021	442	3.36%
2022	434	3.36%
2023	433	3.36%
2024	430	3.36%
Beyond 2024	10,566	3.87%

Total	$12,750	3.84%

Fixed-rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent pay-down of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent pay-down. Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $273.4 million at December 31, 2019. At December 31, 2019, the Company also had available a $10.0 million letter of credit with FHLB, which expired January 23, 2020. At December 31, 2019, there was no outstanding borrowings on this letter of credit.

The Company formed a special purpose entity (“Entity”) to issue $8.0 million of floating rate, obligated mandatorily redeemable securities, and $248,000 in common securities as part of a pooled offering. The rate adjusts quarterly, equal to LIBOR plus 1.67%. The Entity may redeem them, in whole or in part, at face value. The Company borrowed the proceeds of the issuance from the Entity in December 2006 in the form of an $8.3 million note payable, which matures in December 2037, and is included in the other borrowings on the Company’s Consolidated Balance Sheet.

On January 1, 2019, the Company adopted ASU 2016-02 which resulted in the recording of finance lease liabilities of $3.8 million on the Consolidated Balance Sheet. See Note 15 of the financial statements.

12.	ACCRUED INTEREST PAYABLE AND OTHER LIABILITIES

The components of accrued interest payable and other liabilities are as follows at December 31:

	2019	2018
(Dollar amounts in thousands)
Accrued interest payable	$917	$744
Accrued directors' benefits	1,470	1,346
Accrued salary and benefits expense	1,451	1,058
Operating lease liabilities	906	-
Other	1,288	1,692

Total	$6,032	$4,840

13.	INCOME TAXES

The provision for federal income taxes for the years ended December 31, consists of:

(Dollar amounts in thousands)	2019	2018

Current payable	$2,265	$2,403
Deferred	327	(241)

Total provision	$2,592	$2,162

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31:

(Dollar amounts in thousands)	2019	2018

Deferred tax assets:
Allowance for loan and lease losses	$1,288	$1,327
Supplemental retirement plan	469	454
Investment security basis adjustment	18	18
Nonaccrual interest income	297	389
Accrued compensation	244	222
Deferred origination fees, net	30	-
Net unrealized loss on AFS securities	-	41
Lease liability	1,051	-
Gross deferred tax assets	3,397	2,451

Deferred tax liabilities:
Premises and equipment	583	328
Net unrealized gain on AFS securities	490	-
Net unrealized gain on equity securities	62	1
FHLB stock dividends	139	139
Intangibles	378	342
Mortgage servicing rights	82	75
Deferred origination fees, net	-	13
Acquisition fair value adjustments	253	275
Right of use assets	1,032	-
Other	4	5
Gross deferred tax liabilities	3,023	1,178

Net deferred tax assets	$374	$1,273

No valuation allowance was established at December 31, 2019 and 2018, in view of the Company’s tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate for the years ended December 31, is as follows:

(Dollar amounts in thousands)	2019		2018
		% of		% of
		Pretax		Pretax
	Amount	Income	Amount	Income

Provision at statutory rate	$3,214	21.0%	$3,065	21.0%
Tax-exempt income	(647)	(4.2)%	(622)	(4.3)%
Nondeductible interest expense	32	0.2%	27	0.2%
Stock-based compensation	-	-%	(37)	(0.3)%
Other	(7)	(0.1)%	(271)	(1.8)%

Actual tax expense and effective rate	$2,592	16.9%	$2,162	14.8%

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

At December 31, 2019 and December 31, 2018, the Company had no ASC 740-10 unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the states of Ohio and Florida, and the Bank is subject to a capital-based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before December 31, 2016.

14.	EMPLOYEE BENEFITS

Employee Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank who are at least 21 years of age. The Bank’s contributions to the plans are discretionary, and were based on 50% matching of voluntary contributions up to 6% of compensation for the years ended December 31, 2019 and 2018. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20% increments. Special vesting provisions are in place for legacy Liberty employees with 3 or more years of service. Contributions for 2019 and 2018 to these plans amounted to $319,000 and $306,000, respectively.

Executive Deferred Compensation Plans

The Company maintains executive deferred compensation plans to provide post-retirement payments to members of senior management. The plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to several officers, with contributions made solely by the Bank. Accrued executive deferred compensation amounted to $615,000 and $504,000 as of December 31, 2019 and 2018, respectively. During 2019 and 2018, the Company recognized nonqualified deferred compensation expense of $85,000 and $98,000, respectively, to the plans.

Stock Option and Restricted Stock Plan

In 2007, the Company adopted the 2007 Omnibus Equity Plan (the “2007 Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock to key officers and employees and nonemployee directors of the Company. A total of 320,000 shares of authorized and unissued or issued common stock were reserved for issuance under the 2007 Plan, which expired ten years from the date of board approval of the plan. Although the 2007 Plan expired in 2017, there remain outstanding 14,500 shares in incentive stock options awards granted under the 2007 Plan. The per share exercise price of an option granted is not less than the fair value of a share of common stock on the date the option was granted.

In 2017, the Company adopted the 2017 Omnibus Equity Plan (the “2017 Plan”) for granting incentive stock options, nonqualified stock options, restricted stock and other equity awards to key officers and employees and nonemployee directors of the Company. The Company’s stockholders approved the 2017 Plan at the annual meeting of the stockholders held on May 10, 2017. A total of 448,000 shares of authorized and unissued or issued common stock are reserved for issuance under the 2017 Plan, which expires ten years from the date of board approval of the plan. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. Remaining available shares that can be issued under the Plan were 386,188 at December 31, 2019.

The following table presents share data related to the outstanding options:

	Shares	Weighted- average Exercise Price Per Share

Outstanding, January 1, 2019	14,900	$8.78
Exercised	(400)	8.78

Outstanding, December 31, 2019	14,500	$8.78

Exercisable, December 31, 2019	14,500	$8.78

The total intrinsic value of outstanding in-the-money exercisable stock options was $251,068 and $185,356 at December 31, 2019 and 2018, respectively.

No options were granted for the years ended December 31, 2019 and 2018. The Company recognizes compensation expense in the amount of fair value of the options at the grant date and as an addition to stockholders’ equity.

For the years ended December 31, 2019 and 2018, the Company recorded $265,000 and $215,000, respectively, of compensation cost related to vested stock options. As of December 31, 2019, there was no unrecognized compensation cost related to vested stock options.

For the years ended December 31, 2019 and 2018, 400 and 24,600 options were exercised resulting in net proceeds to the participant of $0 and $85,000, respectively.

During 2019 and 2018, the Compensation Committee of the Board of Directors of the Company granted awards of restricted stock for an aggregate amount of 29,130 and 22,702 shares, respectively, to certain employees of the Bank. The expense recognized as a result of these awards was $184,000 and $191,000 for the years ended 2019 and 2018, respectively. The number of restricted stock shares earned or settled will depend on certain conditions and are also subject to service period-based vesting. The award recipient must maintain service with Middlefield Banc Corp. and affiliates until the third anniversary of the award to satisfy the service condition. The performance condition will be satisfied if the average total shareholder annual return on Middlefield Banc Corp. stock for the three subsequent years is at least 10.00% for 2019 and 8.00% for 2018.

The Company recognized restricted stock forfeitures in the period they occur.

The following table presents the activity during 2019 related to awards of restricted stock:

	Units	Weighted- average Grant Date Fair Value Per Unit
Nonvested at January 1, 2019	42,350	$20.98
Granted	29,130	20.95
Vested	(10,440)	16.56
Nonvested at December 31, 2019	61,040	$21.72
Expected to vest at December 31, 2019	41,136	$20.57

As of December 31, 2019, there was $715,000 of total unrecognized compensation cost related to nonvested restricted shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.83 years. The total fair value of shares vested during the years ended December 31, 2019 and 2018 was $265,000, and $205,000, respectively.

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

(Dollar amounts in thousands)	2019	2018

Commitments to extend credit	$260,579	$228,427
Standby letters of credit	1,616	1,656

Total	$262,195	$230,083

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

Leasing Commitments

The Company leases seven of its branch locations and one loan production office. As of December 31, 2019, net assets recorded under leases amounted to $4.9 million and have remaining lease terms of 1 year to 20 years. As of December 31, 2019, finance lease assets included in premises and equipment, net, totaled $4.0 million and operating lease assets included in accrued interest receivable and other assets on the Consolidated Balance Sheet totaled $903,000. As of December 31, 2019, finance lease obligations included in other borrowings totaled $4.1 million and operating lease obligations included in accrued interest payable and other liabilities on the Consolidated Balance Sheet totaled $906,000.

On April 17, 2019, the Company purchased a building to relocate the Mantua branch which is and has been at a leased location as of December 31, 2019. The relocation is planned for 2020, and the Company entered into an amended lease agreement with the Mantua lessor which does not exceed 12 months. As such, the lease for the Mantua location is not considered a capitalized lease as of December 31, 2019.

Lease costs incurred are as follows:

For the Twelve
Months Ended
December 31, 2019
Lease Costs:
Finance lease cost:
Amortization of right-of-use asset	$360
Interest Expense	132
Other	57
Operating lease cost	245
Total lease cost	$794

The following table displays the weighted-average term and discount rates for both operating and finance leases outstanding as of December 31, 2019:

	Operating	Finance
Weighted-average term (years)	6.5	13.7
Weighted-average discount rate	2.9%	3.3%

The following table displays the undiscounted cash flows due related to operating and finance leases as of December 31, 2019, along with a reconciliation to the discounted amount recorded on the December 31, 2019 balance sheet:

	Operating	Finance
Undiscounted cash flows due within:
2020	$185	$458
2021	169	476
2022	169	478
2023	169	478
2024	133	478
2025 and thereafter	174	2,749
Total undiscounted cash flows	999	5,117

Impact of present value discount	(93)	(1,019)

Amount reported on balance sheet	$906	$4,098

16.	REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a bank holding company. The bank is subject to regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the State of Ohio, Division of Financial Institutions.

Cash Requirements

The Federal Reserve Bank of Cleveland requires the Company to maintain certain average reserve balances. As of December 31, 2019 and 2018, the Bank had required reserves of $16.5 million and $17.3 million comprised of vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10% of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula the amount available for payment of dividends for 2019 approximates $20.5 million plus 2020 profits retained up to the date of the dividend declaration.

17.	REGULATORY CAPITAL

The Bank and Company are subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of December 31, 2019, the Bank and Company have met all capital adequacy requirements to which they are subject.

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

The following tables present actual and required capital ratios as of December 31, 2019 and 2018, under the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	As of December 31, 2019
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	10.35%	12.12%	12.12%	12.79%
Middlefield Banc Corp.	10.23%	12.56%	11.77%	13.23%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

	As of December 31, 2018
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	9.60%	11.09%	11.09%	11.83%
Middlefield Banc Corp.	10.35%	11.83%	11.04%	12.57%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

18.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

		December 31, 2019

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
Subordinated debt	$-	$4,126	$-	$4,126
Obligations of states and political subdivisions	-	82,977	-	82,977
Mortgage-backed securities in government- sponsored entities	-	18,630	-	18,630
Total debt securities	-	105,733	-	105,733
Equity securities in financial institutions	710	-	-	710
Total	$710	$105,733	$-	$106,443

		December 31, 2018

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
U.S. government agency securities	$-	$7,471	$-	$7,471
Obligations of states and political subdivisions	-	73,093	-	73,093
Mortgage-backed securities in government- sponsored entities	-	17,758	-	17,758
Total debt securities	-	98,322	-	98,322
Equity securities in financial institutions	616	-	-	616
Total	$616	$98,322	$-	$98,938

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

The following tables present the assets measured on a non-recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Collateral-dependent impaired loans are carried at fair value if they have been charged down to fair value or if a specific valuation allowance has been established. A new cost basis is established at the time a property is initially recorded in OREO. OREO properties are carried at fair value if a devaluation has been taken to the property’s value subsequent to the initial measurement. No such devaluation occurred during the year ended December 31, 2019.

		December 31, 2019

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$5,166	$5,166

		December 31, 2018

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$1,075	$1,075

Impaired Loans – The Company has measured impairment on collateral-dependent impaired loans generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. Additionally, management makes estimates about expected costs to sell the property which are also included in the net realizable value. If the fair value of the collateral-dependent loan is less than the carrying amount of the loan, a specific reserve for the loan is made in the allowance for loan losses or a charge-off is taken to reduce the loan to the fair value of the collateral (less estimated selling costs) and the loan is included in the above table as a Level III measurement. If the fair value of the collateral exceeds the carrying amount of the loan, then the loan is not included in the above table as it is not currently being carried at its fair value. The fair values in the above tables include estimated selling costs of $2.1 million and $492,000 at December 31, 2019 and 2018, respectively.

The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2019
Impaired loans	$5,166	Appraisal of collateral (1)	Appraisal adjustments (2)	40.3%	to	47.4%	(41.8%)

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2018
Impaired loans	$1,075	Appraisal of collateral (1)	Appraisal adjustment (2)	0.0%	to	100.0%	(40.6%)

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

The estimated fair value of the Company’s financial instruments not measured at fair value on a recurring basis is as follows:

	December 31, 2019
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$35,113	$35,113	$-	$-	$35,113
Loans held for sale	1,220	-	1,220	-	1,220
Net loans	977,490	-	-	974,213	974,213
Bank-owned life insurance	16,511	16,511	-	-	16,511
Federal Home Loan Bank stock	3,848	3,848	-	-	3,848
Accrued interest receivable	3,471	3,471	-	-	3,471

Financial liabilities:
Deposits	$1,020,843	$652,043	$-	$371,193	$1,023,236
Short-term borrowings	5,075	5,075	-	-	5,075
Other borrowings	12,750	-	-	12,783	12,783
Accrued interest payable	917	917	-	-	917

	December 31, 2018
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$107,933	$107,933	$-	$-	$107,933
Loans held for sale	597	-	597	-	597
Net loans	984,681	-	-	973,124	973,124
Bank-owned life insurance	16,080	16,080	-	-	16,080
Federal Home Loan Bank stock	3,679	3,679	-	-	3,679
Accrued interest receivable	3,633	3,633	-	-	3,633

Financial liabilities:
Deposits	$1,016,067	$715,153	$-	$298,891	$1,014,044
Short-term borrowings	90,398	90,398	-	-	90,398
Other borrowings	8,803	-	-	8,827	8,827
Accrued interest payable	744	744	-	-	744

All financial instruments included in the above tables, with the exception of net loans, deposits, and other borrowings, are carried at cost, which approximates the fair value of the instruments.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in accumulated other comprehensive income (loss) by component net of tax:

Unrealized gains/(losses) on
available-for-sale
(Dollars in thousands)	securities (a)
Balance as of December 31, 2017	$1,091
Other comprehensive loss	(1,291)
Change in accounting principle, ASC 2016-01 (b)	(141)
Change in accounting principle, ASC 2018-02 (b)	187
Period change	(1,245)
Balance at December 31, 2018	$(154)

Balance as of December 31, 2018	$(154)
Other comprehensive income	2,149
Amount reclassified from accumulated other comprehensive income	(153)
Period change	1,996
Balance at December 31, 2019	$1,842

(a)	All amounts are net of tax. Amounts in parentheses indicate debits to accumulated other comprehensive income.
(b)

Reclassifications are the result of the adoption of ASUs 2016-01 and 2018-02 effective for the Company beginning January 1, 2018. The reclassifications are presented within the Consolidated Statement of Changes in Stockholders’ Equity for the affected transitional periods.

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive income for the year ended December 31, 2019:

	Amount Reclassified from	Affected Line Item in
	Accumulated Other	the Statement Where
(Dollars in thousands)	Comprehensive Income	Net Income is
Details about other comprehensive income	December 31, 2019	Presented
Unrealized gains on available-for-sale securities (a)
	$194	Investment securities gains on sale, net
	(41)	Income taxes
$153

(a)	Amounts in parentheses indicate expenses and other amounts indicate income.

There were no other reclassifications of amounts from accumulated other comprehensive income for the year ended December 31, 2018.

20.	STOCK SPLIT DISCLOSURE

On October 9, 2019, the Board of Directors of Middlefield Banc Corp. authorized a two-for-one stock split. Each shareholder of record at the close of business on October 25, 2019, received one additional share for every outstanding share held on the record date. The additional shares were paid on November 8, 2019. As a result, all share and earnings per share information have been retroactively adjusted to reflect the stock split.

With respect to the December 31, 2019 and 2018 financial statements, the effect of the stock split on December 31, 2018 amounts was recognized retroactively in the stockholders’ equity accounts in the Consolidated Balance Sheets, and in all share data in the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations. The effect of the stock split on per share amounts and weighted average common shares outstanding for the year ended December 31, 2018 is as follows:

For the year ended
December 31, 2018
Restated net income per common share - basic	$1.92
Restated net income per common share - diluted	$1.91
Restated weighted-average common shares issued	7,232,238
Restated average treasury stock shares	(772,330)
Restated average shares outstanding - basic	6,459,908
Restated stock options and restricted stock	27,906
Restated average shares outstanding - diluted	6,487,814
Restated period ending shares oustanding	6,488,664
Restated treasury shares outstanding	772,330

21.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2019	2018
ASSETS
Cash and due from banks	$2,577	$1,582
Equity securities, at fair value	710	616
Investment in nonbank subsidiary	1,400	2,364
Investment in subsidiary bank	141,104	128,366
Other assets	977	4,080

TOTAL ASSETS	$146,768	$137,008

LIABILITIES
Trust preferred debt	$8,248	$8,248
Other liabilities	745	470
TOTAL LIABILITIES	8,993	8,718

STOCKHOLDERS' EQUITY	137,775	128,290

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$146,768	$137,008

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2019	2018

INCOME
Dividends from subsidiary bank	$4,450	$4,650
Dividends from nonbank subsidiary	1,000	-
Gain (loss) on equity securities	94	(9)
Other	12	9
Total income	5,556	4,650

EXPENSES
Interest expense	343	325
Other	2,949	2,119
Total expenses	3,292	2,444

Income before income tax benefit	2,264	2,206

Income tax benefit	(669)	(513)

Income before equity in undistributed net income of subsidiaries	2,933	2,719

Equity in undistributed net income of subsidiaries	9,778	9,712

NET INCOME	$12,711	$12,431

Comprehensive Income	$14,707	$11,140

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2019	2018

OPERATING ACTIVITIES
Net income	$12,711	$12,431
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(10,742)	(9,711)
Equity in undistributed net loss of EMORECO	964	(1)
Stock-based compensation	548	371
(Gain) loss on equity securities	(94)	9
Other, net	3,095	(382)
Net cash provided by operating activities	6,482	2,717

FINANCING ACTIVITIES
Proceeds from issuance of common stock	95	92
Restricted stock cash portion	(44)	-
Stock options exercised	4	168
Proceeds from dividend reinvestment plan	372	618
Repurchase of treasury shares	(2,229)	-
Cash dividends	(3,685)	(3,779)
Net cash (used in) financing activities	(5,487)	(2,901)

Increase (decrease) in cash	995	(184)

CASH AT BEGINNING OF YEAR	1,582	1,766

CASH AT END OF YEAR	$2,577	$1,582

SUPPLEMENTAL INFORMATION
Increase in common stock through increase in other, net	$265	$183

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2019	2019	2019	2019

Total interest and dividend income	$13,484	$13,720	$13,885	$13,436
Total interest expense	3,254	3,451	3,307	3,128

Net interest income	10,230	10,269	10,578	10,308
Provision for loan losses	240	110	80	460

Net interest income after provision for loan losses	9,990	10,159	10,498	9,848

Total noninterest income	1,132	1,299	1,105	1,305
Total noninterest expense	7,500	7,482	7,673	7,378

Income before income taxes	3,622	3,976	3,930	3,775
Income taxes	611	686	661	634

Net income	$3,011	$3,290	$3,269	$3,141

Per share data:
Net income
Basic	$0.46	$0.51	$0.51	$0.48
Diluted	0.46	0.50	0.50	0.49
Average shares outstanding:
Basic	6,498,278	6,502,508	6,458,258	6,423,543
Diluted	6,510,568	6,514,946	6,479,066	6,455,387

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018

Total interest and dividend income	$11,940	$12,129	$12,829	$13,459
Total interest expense	2,040	2,287	2,584	2,998

Net interest income	9,900	9,842	10,245	10,461
Provision for loan losses	210	210	210	210

Net interest income after provision for loan losses	9,690	9,632	10,035	10,251

Total noninterest income	788	1,009	954	977
Total noninterest expense	7,345	7,063	7,092	7,243

Income before income taxes	3,133	3,578	3,897	3,985
Income taxes	528	481	593	560

Net income	$2,605	$3,097	$3,304	$3,425

Per share data:
Net income
Basic	$0.41	$0.48	$0.51	$0.53
Diluted	0.40	0.48	0.51	0.53
Average shares outstanding:
Basic	6,440,524	6,451,452	6,468,786	6,478,360
Diluted	6,476,138	6,480,658	6,496,652	6,500,298

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

Overview

During 2019, the Company reported net income of $12.7 million, or $1.95 per diluted share, compared with $12.4 million, or $1.91 per diluted share, in 2018. The Company’s net income as a percentage of average assets for 2019 and 2018 was 1.05% and 1.09%, respectively, while the Company’s net income as a percentage of average shareholders’ equity was 9.35% and 9.94%, respectively.

Highlights of the Company’s performance in 2019 (on a year-over-year basis unless noted) include the following(4):

●	Net income increased 2.3% to a record $12.7 million
●	Earnings per diluted share increased 2.1% to a record $1.95 per share
●	Return on average common equity was 9.35%, compared to 9.94%
●	Return on average tangible common equity(1)(2) was 10.72%, compared to 11.57%
●	Book value per share was up 8.5% to a record $21.45 per share
●	Tangible book value(1)(3) per share was up 10.0% to a record $18.78 per share
●	Total net loans decreased 0.7% to $977.5 million
●	Net interest income improved 2.3% to $41.4 million
●	Total noninterest income was up 29.9% to $4.8 million
●	Noninterest expense was up only 4.5%
●	Equity to assets strengthened to 11.65%, compared to 10.28%

(1) A reconciliation of Non-GAAP financial measures can be found in the following tables.

(2) Calculated by dividing net income by average tangible common equity

(3) Calculated by dividing tangible common equity by shares outstanding

(4) All per share data has been adjusted to reflect the November 8, 2019 two-for-one stock split

Reconciliation of Common Stockholders' Equity to Tangible Common Equity *	For the Twelve Months Ended
(Dollar amounts in thousands)	December 31,	December 31,
	2019	2018

Stockholders' Equity	$137,775	$128,290
Less Goodwill and other intangibles	17,127	17,468
Tangible Common Equity	$120,648	$110,822

Shares outstanding	6,423,630	6,488,664
Tangible book value per share	$18.78	$17.08

Reconciliation of Average Equity to Return on Average Tangible Common Equity	For the Twelve Months Ended
	December 31,	December 31,
	2019	2018

Average Stockholders' Equity	$135,900	$125,074
Less Average Goodwill and other intangibles	17,296	17,641
Average Tangible Common Equity	$118,604	$107,433

Net income	$12,711	12,431
Return on average tangible common equity (annualized)	10.72%	11.57%

*All share and per share information has been adjusted for a two-for-one stock split completed on November 8, 2019.

Significant Factors Affecting Financial Results

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

The total number of banks and savings associations as of the end of 2019 is less than half the number at the end of 1990. Nevertheless, a large percentage of the institutions that remain are small, community-oriented institutions, although the share of total banking assets that they control continues to decline. We believe a strong incentive exists for growth through industry consolidation as a defense to pressure from competitors. We therefore believe that industry consolidation is likely to continue.

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

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for 96.1% of the total available-for-sale portfolio as of December 31, 2019, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

The Company must assess goodwill and other intangible assets each year for impairment. The Company evaluates goodwill using financial data as of September 30. Based on the analysis performed as of September 30, 2019, the Company determined that goodwill was not impaired.

Changes in Financial Condition

General The Company’s total assets decreased $65.9 million or 5.3% to $1.18 billion at December 31, 2019 from $1.25 billion at December 31, 2018. This decrease was mostly due to a decrease in cash and cash equivalents and net loans of $72.8 million and $7.2 million, respectively.

The decrease in the Company’s total assets reflects a related decrease in total liabilities of $75.4 million or 6.7% to a total balance of $1.04 billion at December 31, 2019 from $1.12 billion at December 31, 2018. The Company experienced an increase in total stockholders’ equity of $9.5 million. The decrease in total liabilities was due to a decrease in short-term borrowings for the year of $85.3 million.

Total deposits increased $4.8 million or 0.5% to $1.02 billion at December 31, 2019 from $1.02 billion as of December 31, 2018. Short-term borrowings decreased $85.3 million or 94.4% to $5.1 million at December 31, 2019 from $90.4 million as of December 31, 2018. The net increase in total stockholders’ equity can be attributed to an increase in common stock, retained earnings, and accumulated other comprehensive income (loss) of $692,000, $9.0 million, and $2.0 million, respectively, partially offset by an increase in treasury stock of $2.2 million or 16.5%, which is due to the Company repurchasing 98,832 of its outstanding shares during the year ended December 31, 2019.

On October 9, 2019, the Board of Directors of Middlefield Bank Corp. authorized a two-for-one stock split. Each shareholder of record at the close of business on October 25, 2019, received one additional share for every outstanding share held on the record date. The additional shares were paid on November 8, 2019.

Cash and cash equivalents Cash and due from banks and federal funds sold represent cash and cash equivalents which decreased $72.8 million or 67.5% to $35.1 million at December 31, 2019 from $107.9 million at December 31, 2018. This decrease resulted from the repayment of short-term borrowings. The Company tested a line of credit as of December 31, 2018 by borrowing $70.0 from the FHLB and repaying the following business day.  This testing was not done as of December 31, 2019, resulting in the large variance. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Investment securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. The balance of investment securities available for sale increased $7.4 million, or 7.5%, as compared to 2018. This increase includes purchases of investment securities available for sale of $35.0 million during the year ended December 31, 2019. The ratio of securities to total assets increased to 8.9% at December 31, 2019, compared to 7.9% at December 31, 2018.

The Company benefits from owning municipal bonds, which totaled $83.0 million or 78.5% of the Company's total investment portfolio at December 31, 2019. The weighted-average federal tax equivalent (FTE) yield on all debt securities at year-end 2019 increased to 3.77% from 3.67% at year-end 2018. While the Company's focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

Loans receivable The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent construction and consumer loans. The portfolio is well disbursed, geographically, with the five branches in the central Ohio market comprising 24.6% of the Company’s total loans. Since December 31, 2018, the central OH footprint’s total loans increased by 1.9%, compared to the Company’s total loan decrease of 0.8%. Net loans receivable decreased $7.2 million or 0.7% to $977.5 million at December 31, 2019 from $984.7 million at December 31, 2018. Included in the total decrease of loans receivable were decreases in the commercial real estate and consumer installment portfolios of $28.2 million and $2.4 million, respectively. Also included in the total decrease of loans receivable were increases in the residential real estate, real estate-construction, and commercial and industrial portfolios of $10.6 million, $6.5 million, and $5.7 million, respectively.

The product mix in the loan portfolio consists of commercial real estate loans equaling 47.8% of total loans, residential real estate loans, 35.3%, commercial and industrial loans, 9.1%, construction loans, 6.4%, and consumer loans, 1.5% at December 31, 2019 compared with 50.2%, 33.9%, 8.5%, 5.7%, and 1.7%, respectively, at December 31, 2018.

Loans contributed 92.4% of total interest income in 2019 and 92.5% in 2018. The loan portfolio yield of 5.06% in 2019 was 23 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the riskiest portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

To minimize risks associated with changes in the borrower’s future repayment capacity, the Company generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

The Company will continue to monitor the size of its loan portfolio growth. The Company expects loan growth to be minimal, while steadfastly adhering to sound underwriting standards. The Company remains committed to sound underwriting practices without sacrificing asset quality and avoiding exposure to unnecessary risk that could weaken the credit quality of the portfolio.

Restricted stock. The Company’s investment in restricted stock increased $168,000, or 4.6%, to $3.8 million as of December 31, 2019, compared to $3.7 million as of December 31, 2018.

Premises and equipment, net. The Company’s investment in premises and equipment, net increased $4.9 million, or 37.5%, to $17.9 million as of December 31, 2019, compared to $13.0 million as of December 31, 2018. This increase was mostly due to the recording of finance lease right of use assets, totaling $4.0 million as of December 31, 2019, due to the adoption of ASU 2016-02, Leases (Topic 84), effective January 1, 2019 (see Note 15). Other increases include an increase in equipment from new ATMs purchased for all locations, an increase in buildings and related furniture and fixtures representing the new Plain City branch opened in the fourth quarter of 2019, and the relocation of the Mantua branch to be in operation in the first quarter 2020.

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

The Company monitors the ongoing value of core deposit intangibles and goodwill on an annual basis. As of December 31, 2019, the Company recorded a decrease in core deposit intangibles of $341,000, and no change in the goodwill asset.

Bank-owned life insurance. Bank-owned life insurance (BOLI) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $431,000 to $16.5 million as of December 31, 2019 from $16.1 million at the end of 2018 as a result of increases in cash surrender value.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 98.3% of the Company’s total funding sources at December 31, 2019. The deposit base consists of demand deposits, savings, money market accounts and time deposits. Total deposits increased $4.8 million or 0.5% to $1.02 billion at December 31, 2019 from $1.02 billion at December 31, 2018.

Savings and time deposits are the largest sources of funding for the Company's earning assets, making up a combined 54.9% of total deposits. The total increase in deposits is the result of increases in time deposits and interest-bearing demand deposits of $67.9 million or 22.6%, and $15.7 million or 17.1%, respectively. This increase is net of decreases in noninterest-bearing demand, savings, and money market deposits of $12.0 million or 5.9%, $31.0 million or 13.9%, and $35.9 million or 18.2%, respectively, at December 31, 2019.

The Company avails itself of certain deposit brokers and listing services in an effort to facilitate growth. Although they are often priced favorably relative to FHLB advances, these deposits typically cost more than core deposits. Therefore, an effort is made to minimize them when prudent. Brokered and listing service deposits decreased $31.7 million from $148.8 million at December 31, 2018 to $117.1 million at December 31, 2019.

The Company will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. The Company will continue to evaluate its deposit portfolio mix to properly employ both retail and wholesale funds to support earning assets and minimize interest costs.

Borrowed funds. The Company uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, and lines of credit from other banks. Borrowed funds decreased $81.4 million or 82.0% to $17.8 million at December 31, 2019 from $99.2 million at December 31, 2018. The net decrease is a result of a partial shift of funding from FHLB to brokered deposits as well as the repayment of overnight short-term borrowings. The Company tested a line of credit as of December 31, 2018 by borrowing $70.0 million from the FHLB and repaying the following business day.  This testing was not done as of December 31, 2019, resulting in the large variance.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis will not be guaranteed after 2021. The Company formed a special purpose entity to issue $8.0 million of floating rate mandatorily redeemable trust preferred securities (“TruPS”). The rate on the TruPS adjusts quarterly, equal to LIBOR plus 1.67%. The cessation of LIBOR quotes in 2021 and the uncertainty over possible replacement rates for LIBOR will affect our TruPS. The Company expects a consensus as to what rate or rates may become accepted alternatives to LIBOR in 2020.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines.

Stockholders’ equity totaled $137.8 million at December 31, 2019, compared to $128.3 million at December 31, 2018, which represents an increase of $9.5 million or 7.4%. Retained earnings increased $9.0 million resulting from net income of $12.7 million, less cash dividends paid of $3.7 million, or $0.57 per share, year-to-date. Common stock increased $692,000, or 0.8%, to $86.6 million at December 31, 2019 from $85.9 million at December 31, 2018. The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2019, shareholders invested $372,000 through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 17,866 new shares at a weighted average price of $20.80. Accumulated other comprehensive income (loss) increased by $2.0 million during 2019 primarily due to an increase in the value of the Company’s available for sale securities. Treasury stock increased by $2.2 million due to the Company repurchasing 98,832 of its outstanding shares during the year ended December 31, 2019 at a weighted average price of $22.55 per share.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include nonaccrual loans and exclude the allowance for loan and lease losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities and loans (tax-exempt for federal income tax purposes) are shown on a fully tax-equivalent basis utilizing a federal tax rate of 21% for the years ended December 31, 2019 and 2018, and 34% for the year ended December 31, 2017, respectively. Yields and rates have been calculated on an annualized basis utilizing monthly interest amounts.

	For the Twelve Months Ended December 31,
	2019			2018			2017

	Average		Average	Average		Average	Average		Average
(Dollar amounts in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable (3)	$997,744	$50,390	5.06%	$950,455	$46,576	4.91%	$857,361	$40,235	4.69%
Investment securities (3)	101,381	3,188	3.77%	96,856	2,950	3.67%	104,444	3,168	4.22%
Interest-earning deposits with other banks (4)	44,943	947	2.11%	43,701	831	1.90%	47,168	592	1.26%
Total interest-earning assets	1,144,068	54,525	4.83%	1,091,012	50,357	4.68%	1,008,973	43,995	4.48%
Noninterest-earning assets	61,596			53,964			60,683
Total assets	$1,205,664			$1,144,976			$1,069,656
Interest-bearing liabilities:
Interest-bearing demand deposits	$102,550	374	0.36%	$120,191	280	0.23%	$113,054	236	0.21%
Money market deposits	167,187	2,438	1.46%	158,364	1,754	1.11%	158,159	980	0.62%
Savings deposits	199,515	1,399	0.70%	217,270	1,421	0.65%	193,003	608	0.32%
Certificates of deposit	369,006	8,198	2.22%	282,602	5,176	1.83%	241,195	3,526	1.46%
Short-term borrowings	14,808	368	2.49%	42,231	842	1.99%	63,910	753	1.18%
Other borrowings	12,986	363	2.80%	15,914	436	2.74%	32,244	544	1.69%
Total interest-bearing liabilities	866,052	13,140	1.52%	836,572	9,909	1.18%	801,565	6,647	0.83%
Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	199,672			181,067			153,300
Other liabilities	4,040			2,263			3,825
Stockholders' equity	135,900			125,074			110,966
Total liabilities and stockholders' equity	$1,205,664			$1,144,976			$1,069,656
Net interest income		$41,385			$40,448			$37,348
Interest rate spread (1)			3.31%			3.49%			3.65%
Net interest margin (2)			3.68%			3.77%			3.82%
Ratio of average interest-earning assets to average interest-bearing liabilities			132.10%			130.41%			125.88%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Tax-equivalent adjustments to calculate the yield on tax-exempt securities and loans were $720, $682, and $1,239, for 2019, 2018, and 2017, respectively.
(4) Includes dividends received on restriced stock.

Interest Rates and Interest Differential

	2019 versus 2018			2018 versus 2017

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$2,357	$1,457	$3,814	$4,469	$1,872	$6,341
Investment securities	168	70	238	(299)	81	(218)
Interest-bearing deposits with other banks	25	91	116	(55)	294	239
Total interest-earning assets	2,550	1,618	4,168	4,115	2,247	6,362

Interest-bearing liabilities:
Interest-bearing demand deposits	(52)	146	94	16	28	44
Money market deposits	113	571	684	2	772	774
Savings deposits	(120)	98	(22)	118	695	813
Certificates of deposit	1,750	1,272	3,022	682	968	1,650
Short-term borrowings	(615)	141	(474)	(344)	433	89
Other borrowings	(81)	8	(73)	(361)	253	(108)
Total interest-bearing liabilities	995	2,236	3,231	113	3,149	3,262

Net interest income	$1,555	$(618)	$937	$4,002	$(902)	$3,100

The ratio of net income to average shareholders’ equity and average total assets and certain other ratios are as follows for periods ended December 31:

(Dollars in thousands)	2019	2018	2017

Average total assets	$1,205,664	$1,144,976	$1,069,656

Average shareholders' equity	$135,900	$125,074	$110,966

Net income	$12,711	$12,431	$9,455

Cash dividends declared per share	$0.57	$0.59	$0.54

Return on average total assets	1.05%	1.09%	0.88%

Return on average shareholders' equity	9.35%	9.94%	8.52%

Dividend payout ratio (1)	28.99%	30.40%	35.52%

Average shareholders' equity to average assets	11.27%	10.92%	10.37%

(1) Cash dividends declared on common shares divided by net income

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

The allowance for loan and lease loss balance as of December 31, 2019 totaled $6.8 million representing a $660,000 decrease from the end of 2018. For the year of 2019, the provision for loan losses was $890,000 which represented an increase of $50,000 from the $840,000 provided during 2018. Asset quality is a high priority in our overall business plan as it relates to long-term asset growth projections. During 2019, net charge-offs increased by $948,000 to $1.6 million compared to $602,000 in 2018. Two key ratios to monitor asset quality performance are net charge-offs to average loans and the allowance for loan and lease losses to nonperforming loans. At year-end 2019, these ratios were 0.16% and 76.22%, respectively, compared to 0.06% and 98.51% in 2018. During the 2019 fourth quarter, charge-offs were higher as a result of charging off $566,000 of acquired student loans during the quarter. The Company believes this was a one-time issue, and, as the nonperforming assets at December 31, 2019 indicate, the Company expects charge-offs will return to more historical levels during the 2020 first quarter.

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

Although management uses the best information available to make the determination of the adequacy of the ALLL at December 31, 2019, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's ALLL at the dates and for the periods presented:

	For the Years Ended
	December 31,
(Dollars in thousands)	2019	2018	2017	2016	2015

Allowance balance at beginning of period	$7,428	$7,190	$6,598	$6,385	$6,846

Loans charged off:
Commercial and industrial	(519)	(610)	(536)	(237)	(280)
Real estate-construction	-	-	-	-	(385)
Real estate-mortgage:
Residential	(523)	(177)	(117)	(414)	(425)
Commercial	(32)	(111)	(39)	(70)	(92)
Consumer installment	(735)	(220)	(462)	(22)	(15)

Total loans charged off	(1,809)	(1,118)	(1,154)	(743)	(1,197)

Recoveries of loans previously charged-off:
Commercial and industrial	82	287	234	90	207
Real estate-construction	74	63	34	-	-
Real estate-mortgage:
Residential	78	128	241	141	186
Commercial	17	-	111	140	5
Consumer installment	8	38	81	15	23

Total recoveries	259	516	701	386	421

Net loans charged off	(1,550)	(602)	(453)	(357)	(776)

Provision for loan losses	890	840	1,045	570	315

Allowance balance at end of period	$6,768	$7,428	$7,190	$6,598	$6,385

Loans outstanding:
Average	$997,744	$950,455	$857,361	$565,223	$494,931
End of period	$984,258	$992,109	$923,213	$609,140	$533,710

Ratio of allowance for loan and lease losses to loans outstanding at end of period	0.69%	0.75%	0.78%	1.08%	1.20%
Net charge-offs to average loans	0.16%	0.06%	0.05%	0.06%	0.16%

The following table illustrates the allocation of the Company's allowance for loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2019		2018		2017		2016		2015
		Percent of		Percent of		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial and industrial	$456	9.10%	$969	8.45%	$999	10.98%	$448	9.95%	$448	7.97%
Real estate construction	97	6.43	100	5.72	313	5.09	172	3.89	172	4.15
Mortgage:
Residential	1,658	35.26	1,581	33.92	1,760	34.46	2,818	44.46	2,818	43.56
Commercial	4,529	47.75	4,651	50.22	4,036	47.44	3,135	40.96	3,135	43.41
Consumer installment	28	1.46	127	1.69	82	2.03	25	0.74	25	0.91

Total	$6,768	100.0%	$7,428	100.0%	$7,190	100.0%	$6,598	100.0%	$6,598	100.0%

Nonperforming assets. Nonperforming assets include nonaccrual loans, loans 90 days or more past due, OREO, and repossessed assets. Real estate owned is written down to fair value at its initial recording and continually monitored for changes in fair value. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of principal and interest is doubtful. Payments received on nonaccrual loans are applied against principal until doubt about collectability ceases.

Nonperforming loans exclude TDRs that are perfoming in accordance with their terms over a prescribed period of time. TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 37 TDRs accruing interest with a balance of $3.6 million as of December 31, 2019, compared to 43 TDRs with a balance of $4.4 million as of December 31, 2018. Non-performing loans amounted to $8.9 million or 0.9% of total loans and $7.5 million or 0.8% of total loans at December 31, 2019 and December 31, 2018, respectively.

A major factor in determining the appropriateness of the ALLL is the type of collateral which secures the loans. Although this does not insure against all losses, real estate collateral provides substantial recovery, even in a distressed-sale and declining-value environment. The Bank’s objective is to work with the borrower to minimize the burden of the debt service and to minimize the future loss exposure to the Company.

The following table summarizes nonperforming loans by category:

	At December 31,
	2019	2018	2017	2016	2015
	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis
Commercial and industrial	$946	$996	$1,120	$454	$1,450
Real estate - construction	-	-	-	-	130
Real estate-mortgage:
Residential	3,285	2,731	4,002	4,034	4,122
Commercial	4,451	2,864	3,311	1,409	1,842
Consumer installment	197	4	-	6	1
Total nonaccrual loans	$8,879	$6,595	$8,433	$5,903	$7,545
Accruing loans which are contractually past due ninety days or more	$-	$945	$-	$-	$2

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

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $257,000 in 2019, and $456,000 in 2018. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2019 Results Compared to 2018 Results

General The Company posted net income of $12.7 million, compared to $12.4 million for the year ended December 31, 2018. On a per share basis, 2019 earnings were $1.95 per diluted share, representing an increase from the $1.92 per diluted share for the year ended December 31, 2018. The return on average equity for the year ended December 31, 2019, was 9.35% and the Company’s return on average assets was 1.05%, compared to 9.94% and 1.09%, respectively, for the year ended December 31, 2018.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $937,000 in 2019 to $41.4 million compared to $40.5 million for 2018. This increase is the result of a $4.2 million increase in interest and dividend income with only a $3.2 million increase in interest expense. Interest-earning assets averaged $1.14 billion during 2019, a year-over-year increase of $53.1 million from $1.09 billion for 2018. The Company’s average interest-bearing liabilities increased from $836.6 million in 2018 to $866.1 million in 2019.

Net interest margin, a key performance indicator, is net interest income as a percentage of total interest-earning assets. For 2019 the net interest margin, measured on a fully taxable equivalent basis, decreased to 3.68%, compared to 3.77% in 2018. The decline in the net interest margin is attributable to a 34 basis points increase in the yield on total interest-bearing liabilities partially offset by an increase of 15 basis points in the yield on total interest-earning assets for the year ended December 31, 2019.

Interest and dividend income Interest and dividend income increased $4.2 million to $54.5 million for 2019 which is attributable to a $3.8 million increase in interest and fees on loans. This change was the result of an increase in the average balance of loans receivable, accompanied by a higher yield on the portfolio. The average balance of loans receivable increased by $47.3 million or 4.98% to $997.7 million for the year ended December 31, 2019 as compared to $950.5 million for the year ended December 31, 2018. The loans receivable yield increased to 5.06% for 2019, from 4.91% in 2018.

Interest on investment securities increased $238,000 to $3.2 million for 2019, compared to $3.0 million for 2018. The average balance of investment securities increased $4.5 million to $101.4 million for the year ended December 31, 2019 as compared to $96.9 million for the year ended December 31, 2018. The investment securities yield increased 10 basis points to 3.77% for 2019, compared to 3.67% for 2018.

Interest expense Interest expense increased $3.2 million or 32.6% to $13.1 million for 2019, compared with $9.9 million for 2018. This change in interest expense can be partially attributed to an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2019 the average balance of interest-bearing liabilities increased by $29.5 million to $866.1 million as compared to $836.6 million for the year ended December 31, 2018. Interest incurred on deposits increased by $3.8 million for the year from $8.6 million in 2018 to $12.4 million for year-end 2019. The change in deposit expense was due to an increase in the average balance as well as a 30 basis point increase in the cost of deposits during the year. Interest expense incurred on FHLB advances, junior subordinated debt and other borrowings decreased 42.8% from 2018. The decrease was due to a $30.4 million decrease in the average balance, partially offset by 43 basis points increase in the cost to borrow.

Provision for loan losses The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2019 was $890,000 compared to $840,000 in 2018. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations.

The ratio of nonperforming loans to total loans was 0.90% at December 31, 2019, an increase from 0.76% at December 31, 2018. The ratio of the allowance for loan and lease losses to total loans decreased to 0.69% of total loans at December 31, 2019 compared to 0.75% at December 31, 2018. Generally, historical loss rates have decreased during 2019 and the pooled reserve is 93.6% qualitative. In addition, the specific reserves are about half as much as year-end 2018. One nonperforming loan relationship of $3.2 million fell into a nonpayment status during the first quarter of 2019. This loan is a one-time event unrelated to any trend in the portfolio and has a specific reserve that accounts for the risk of this credit.

Noninterest income Noninterest income increased $1.1 million or 29.9% to $4.8 million for 2019 compared to $3.7 million for 2018. This increase was largely the result of increases in service charges on deposit accounts of $272,000, gain on sale of loans of $202,000, and other income of $339,000, which includes an increase in revenue from investment services of $143,000 from the prior year.

Noninterest expense Operating expenses increased $1.3 million, or 4.5% to $30.0 million for 2019 compared to $28.7 million for 2018. The increase was largely the result of increases in salaries and employee benefits expense and data processing costs of $774,000 and $402,000, respectively. The salary increase is mostly due to annual pay adjustments and an increase in employees. The increase in data processing costs is due to new and increased costs of processing agreements. This increase was partially offset by a decrease in federal deposit insurance expense of $320,000, which is due to the Company being determined to be eligible for small bank assessment credits.

Provision for income taxes The provision for income taxes increased by $430,000, or 19.9%, to $2.6 million for 2019 from $2.2 million for 2018. The Company’s effective federal income tax rate in 2019 was 16.9% compared to 14.8% in 2018.

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

Liquidity and Capital Resources

Liquidity. Liquidity management involves monitoring the ability to meet the cash flow needs of bank customers, such as borrowings or deposit withdrawals, as well as the Company’s own financial commitments. The principal sources of liquidity are net income, loan payments, maturing and principal reductions on securities and sales of securities available for sale, federal funds sold and cash and deposits with banks. Along with its liquid assets, the Company has additional sources of liquidity available to ensure adequate funds are available as needed. These include, but are not limited to, the purchase of federal funds, the ability to borrow funds under line of credit agreements with correspondent banks, a borrowing agreement with the Federal Home Loan Bank of Cincinnati, brokered deposits, and the adjustment of interest rates to obtain deposits. Management believes the Company has the capital adequacy, profitability and reputation to meet the current and projected needs of its customers.

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

The Company's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), equity securities, and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2019, cash and cash equivalents totaled $35.1 million or 3.0% of total assets, equity securities totaled $710,000 or 0.1% of total assets, and investment securities classified as available for sale totaled $105.7 million or 8.9% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, brokered deposits, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $13.5 million and $14.3 million for 2019 and 2018, respectively, generated principally from net income of $12.7 million and $12.4 million in these respective periods.

Investing activities provided net cash of $276,000 which consisted primarily of investment activity. The cash provided primarily consisted of proceeds from repayments and maturities of investments and the sale of securities of $17.7 million, and $12.3 million, respectively. Partially offsetting the proceeds is the usage from investment purchases of $35.0 million. For the same period ended 2018, investing activities used $76.5 million which consisted primarily of loan originations and investment activity. The cash usages primarily consisted of loan increases of $68.8 million and investment purchases of $13.0 million. Partially offsetting the usage are proceeds from repayments and maturities of $7.3 million.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments and the payment of dividends. During 2019, net cash used in financing activities totaled $86.6 million, principally derived from a decrease in short-term borrowings, net, of $85.3 million. Partially offsetting the usage are proceeds from the net increase in deposits of $4.8 million. During 2018, net cash provided by financing activities totaled $130.3 million, principally derived from increases in deposit accounts, and increase in short-term borrowings, net, of $137.9 million, and $15.7 million, respectively. Partially offsetting the proceeds are repayments of other borrowings and the payment of cash dividends of $20.3 million and $3.8 million, respectively.

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

Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 1,002 stockholders of record as of December 31, 2019. The Company’s common stock is traded and authorized for quotation on NASDAQ under the symbol “MBCN.” The Company currently expects consistency in the payout of future cash dividends.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.

The Company’s independent registered public accounting firm, S.R. Snodgrass, P.C., that audited the consolidated financial statements has issued an audit report on the effective operation of the Company’s internal control over financial reporting as of December 31, 2019.

/s/ Thomas G. Caldwell

By: Thomas G. Caldwell

President and Chief Executive Officer

(Principal Executive Officer)

Date: March 4, 2020

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 4, 2020