Form 10-K, Exhibit 13
period 2020-12-31
MIDDLEFIELD BANC CORP
filed 2021-03-12
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Middlefield Banc Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2020 and 2019; the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

S.R. Snodgrass, P.C. ● 2009 Mackenzle Way, Suite 340 ● Cranberry Township, Pennsylvania 16066 ● Phone: 724-934-0344 ● Fax: 724-934-0345

Basis for Opinion (Continued)

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Losses (ALL) – Qualitative Factors

Description of the Matter

The Company’s loan portfolio totaled $1.1 billion as of December 31, 2020, and the associated ALL was $13.5 million. As discussed in Notes 1 and 5 to the consolidated financial statements, determining the amount of the ALL requires significant judgment about the collectability of loans, which includes an assessment of quantitative factors, such as historical loss experience within each risk category of loans and testing of certain commercial loans for impairment. Management applies additional qualitative adjustments to reflect the inherent losses that exist in the loan portfolio at the balance sheet date that are not reflected in the historical loss experience. Qualitative adjustments are made based upon changes in lending policies and practices, economic conditions, changes in the loan portfolio mix, trends in loan delinquencies and classified loans, collateral values, and concentrations of credit risk for the commercial loan portfolios.

We identified these qualitative adjustments within the ALL as critical audit matters because they involve a high degree of subjectivity, which is magnified by the uncertainty resulting from the COVID-19 pandemic. In turn, auditing management’s judgments regarding the qualitative factors applied in the ALL calculation involved a high degree of subjectivity.

How We Addressed the Matter in Our Audit

We gained an understanding of the Company’s process for establishing the ALL, including the qualitative adjustments made to the ALL. We evaluated the design and tested the operating effectiveness of controls over the Company’s ALL process, which included, among others, management’s review and approval controls designed to assess the need and level of qualitative adjustments to the ALL.

To test the qualitative adjustments, we evaluated the appropriateness of management’s methodology and assessed whether relevant risks were reflected in the ALL and the need to consider qualitative adjustments, including the potential effect of COVID-19 on the adjustments.

Allowance for Loan Losses (ALL) – Qualitative Factors (Continued)

How We Addressed the Matter in Our Audit (Continued)

Regarding the measurement of the qualitative adjustments, we evaluated the completeness, accuracy, and relevance of the data and inputs utilized in management’s estimate. For example, we compared the inputs and data to the Company’s system reports, third-party macroeconomic data, and other internal and external sources and considered the existence of new or contrary information. Furthermore, we analyzed the changes in the components of the qualitative reserves relative to changes in external market factors, the Company’s loan portfolio, and asset quality trends, which included the evaluation of management’s ability to capture and assess relevant data from both external sources and internal reports on loan customers affected by the COVID-19 pandemic and the supporting documentation for substantiating revisions to qualitative factors to ensure that movement in the factors was directionally consistent with the underlying data and quantitatively reasonable based on the underlying risk related to the factor.

We also utilized internal credit review specialists with knowledge to evaluate the appropriateness of management’s risk-rating processes, to ensure that the risk ratings applied to the commercial loan portfolio were reasonable.

We have served as the Company’s auditor since 1986.

/s/S. R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

March 12, 2021

MIDDLEFIELD BANC CORP.
CONSOLIDATED BALANCE SHEET
(Dollar amounts in thousands, except shares)

	December 31,
	2020	2019

ASSETS
Cash and due from banks	$92,874	$35,113
Federal funds sold	19,543	-
Cash and cash equivalents	112,417	35,113
Equity securities, at fair value	609	710
Investment securities available for sale, at fair value	114,360	105,733
Loans held for sale	878	1,220
Loans:
Commercial real estate:
Owner occupied	103,121	102,386
Non-owner occupied	309,424	302,180
Multifamily	39,562	62,028
Residential real estate	233,995	234,798
Commercial and industrial	232,044	89,527
Home equity lines of credit	112,543	112,248
Construction and other	63,573	66,680
Consumer installment	9,823	14,411
Total loans	1,104,085	984,258
Less: allowance for loan and lease losses	13,459	6,768
Net loans	1,090,626	977,490
Premises and equipment, net	18,333	17,874
Goodwill	15,071	15,071
Core deposit intangibles	1,724	2,056
Bank-owned life insurance	16,938	16,511
Other real estate owned	7,387	155
Accrued interest receivable and other assets	13,636	10,542

TOTAL ASSETS	$1,391,979	$1,182,475

LIABILITIES
Deposits:
Noninterest-bearing demand	$291,347	$191,370
Interest-bearing demand	195,722	107,844
Money market	198,493	160,826
Savings	243,888	192,003
Time	295,750	368,800
Total deposits	1,225,200	1,020,843
Short-term borrowings:
Federal funds purchased	-	75
Federal Home Loan Bank advances	-	5,000
Total short-term borrowings	-	5,075
Other borrowings	17,038	12,750
Accrued interest payable and other liabilities	5,931	6,032
TOTAL LIABILITIES	1,248,169	1,044,700
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 7,308,685 and 7,294,792 shares issued; 6,379,323 and 6,423,630 shares outstanding	86,886	86,617
Retained earnings	69,578	65,063
Accumulated other comprehensive income	4,284	1,842
Treasury stock, at cost; 929,362 and 871,162 shares	(16,938)	(15,747)
TOTAL STOCKHOLDERS' EQUITY	143,810	137,775

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,391,979	$1,182,475

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF INCOME
(Dollar amounts in thousands, except per share data)

	Year Ended December 31,
	2020	2019
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$49,003	$50,390
Interest-earning deposits in other institutions	118	673
Federal funds sold	22	78
Investment securities:
Taxable interest	909	796
Tax-exempt interest	2,472	2,392
Dividends on stock	114	196
Total interest and dividend income	52,638	54,525

INTEREST EXPENSE
Deposits	8,962	12,409
Short-term borrowings	79	368
Other borrowings	209	363
Total interest expense	9,250	13,140

NET INTEREST INCOME	43,388	41,385

Provision for loan losses	9,840	890

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	33,548	40,495

NONINTEREST INCOME
Service charges on deposit accounts	2,539	2,186
Investment securities gains on sale, net	-	194
(Loss) gain on equity securities	(101)	94
Earnings on bank-owned life insurance	427	431
Gain on sale of loans	1,487	433
Other income	1,638	1,503
Total noninterest income	5,990	4,841

NONINTEREST EXPENSE
Salaries and employee benefits	15,835	16,783
Occupancy expense	2,158	2,164
Equipment expense	1,308	1,040
Data processing costs	2,650	2,208
Ohio state franchise tax	1,082	1,044
Federal deposit insurance expense	423	230
Professional fees	1,359	1,683
Net gain on other real estate owned	(172)	(125)
Advertising expense	698	733
Software amortization expense	351	638
Core deposit intangible amortization	332	341
Other expense	3,764	3,294
Total noninterest expense	29,788	30,033

Income before income taxes	9,750	15,303
Income taxes	1,401	2,592

NET INCOME	$8,349	$12,711

EARNINGS PER SHARE
Basic	$1.31	$1.96
Diluted	1.30	1.95

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Dollar amounts in thousands)

	Year Ended December 31,
	2020	2019

Net income	$8,349	$12,711

Other comprehensive income:
Net unrealized holding gain on available- for-sale investment securities	3,091	2,720
Tax effect	(649)	(571)

Reclassification adjustment for investment securities gains included in net income	-	(194)
Tax effect	-	41

Total other comprehensive income	2,442	1,996

Comprehensive income	$10,791	$14,707

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollar amounts in thousands, except shares and dividend per share amount)

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2018	7,260,994	$85,925	$56,037	$(154)	$(13,518)	$128,290

Net income			12,711			12,711
Other comprehensive income				1,996		1,996
Dividend reinvestment and purchase plan	17,866	372				372
Stock options exercised	400	4				4
Stock-based compensation, net	15,532	316				316
Treasury shares acquired (98,832 shares)					(2,229)	(2,229)
Cash dividends ($0.57 per share)			(3,685)			(3,685)

Balance, December 31, 2019	7,294,792	$86,617	$65,063	$1,842	$(15,747)	$137,775

Net income			8,349			8,349
Other comprehensive income				2,442		2,442
Stock options exercised	1,350	12				12
Stock-based compensation, net	12,543	257				257
Treasury shares acquired (58,200 shares)					(1,191)	(1,191)
Cash dividends ($0.60 per share)			(3,834)			(3,834)

Balance, December 31, 2020	7,308,685	$86,886	$69,578	$4,284	$(16,938)	$143,810

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollar amounts in thousands)

	Year Ended December 31,
	2020	2019
OPERATING ACTIVITIES
Net income	$8,349	$12,711
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	9,840	890
Investment securities gains on sale, net	-	(194)
Loss (gain) on equity securities	101	(94)
Depreciation and amortization of premises and equipment, net	1,342	1,039
Software amortization expense	351	638
Financing lease amortization expense	286	360
Gain on sale of premises and equipment	(27)	-
Amortization of premium and discount on investment securities, net	365	259
Accretion of deferred loan fees, net	(2,790)	(753)
Amortization of core deposit intangibles	332	341
Stock-based compensation (income) expense, net	144	644
Origination of loans held for sale	(42,487)	(19,845)
Proceeds from sale of loans	44,316	19,655
Gain on sale of loans	(1,487)	(433)
Earnings on bank-owned life insurance	(427)	(431)
Deferred income tax	(1,348)	327
Gain on other real estate owned	(253)	(123)
(Increase) decrease in accrued interest receivable	(1,739)	162
(Decrease) increase in accrued interest payable	(337)	173
Other, net	551	(1,867)
Net cash provided by operating activities	15,082	13,459

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	18,170	17,687
Proceeds from sale of securities	-	12,324
Purchases	(24,071)	(34,961)
(Increase) decrease in loans, net	(127,874)	6,932
Proceeds from the sale of other real estate owned	709	360
Net purchase of premises and equipment	(1,077)	(1,897)
Proceeds from the disposal of premises and equipment	27	-
Purchase of restricted stock	(1,600)	(169)
Redemption of restricted stock	391	-
Net cash (used in) provided by investing activities	(135,325)	276

FINANCING ACTIVITIES
Net increase in deposits	204,357	4,776
Decrease in short-term borrowings, net	(5,075)	(85,323)
Proceeds from other borrowings	3,952	-
Repayment of other borrowings	(674)	(426)
Restricted stock cash portion	-	(44)
Stock options exercised	12	4
Proceeds from dividend reinvestment and purchase plan	-	372
Repurchase of treasury shares	(1,191)	(2,229)
Cash dividends	(3,834)	(3,685)
Net cash provided by (used in) financing activities	197,547	(86,555)

Increase (decrease) in cash and cash equivalents	77,304	(72,820)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,113	107,933

CASH AND CASH EQUIVALENTS AT END OF YEAR	$112,417	$35,113

See accompanying notes to the consolidated financial statements.

	Year Ended December 31,
	2020	2019
SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$9,587	$12,967
Income taxes	2,177	2,705

Noncash operating transactions:
Operating lease assets added to other, net	$-	$(1,071)
Operating lease liabilities added to other, net	-	1,071

Noncash investing transactions:
Transfers from loans to other real estate owned	$7,688	$122
Finance lease assets added to premises and equipment	(1,010)	(4,373)

Noncash financing transactions:
Finance lease liabilities added to borrowed funds	$1,010	$4,373

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio, whose consolidated financial statements also include the accounts of MBC’s subsidiary, Middlefield Investments, Inc. (“MI”), established March 13, 2019. Significant intercompany items have been eliminated in preparing MBC’s consolidated financial statements. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through sixteen full-service locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while MBC is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

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

Investment and Equity Securities

Investment securities are classified at the time of purchase, based on management’s intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned. For 2020 and 2019, this category includes common stocks of public companies that the Company has the positive intent and ability to hold for an indeterminate amount of time. Such securities are reported at fair value with unrealized holding gains and losses included in earnings.

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

Restricted Stock

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2020 and 2019, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2020 or 2019.

Mortgage Banking Activities

The Bank sells mortgage loans on a servicing retained basis. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. The Bank measures servicing assets using the amortization method. Loan servicing rights are amortized in proportion to and over the period of estimated net future servicing revenue. The expected period of the estimated net servicing income is based in part on the expected prepayment of the underlying mortgages. The unamortized balance of mortgage servicing rights is included in accrued interest and other assets on the Consolidated Balance Sheet.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material. The Bank is servicing loans for others in the amount of $92.3 million and $70.8 million at December 31, 2020 and 2019, respectively.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances net of the allowance for loan and lease losses. Interest income is recognized, when earned, on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield. These amounts are amortized over the contractual life of the related loans.

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

Leases

The Company has operating and financing leases for several branch locations and office space. Generally, the underlying lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company may also lease certain office equipment under operating leases. Many of our leases include both lease (e.g., minimum rent payments) and non-lease components (e.g., common-area or other maintenance costs). The Company accounts for each component separately based on the standalone price of each component. In addition, there may be operating and financing leases with lease terms of less than one year and therefore we have elected the practical expedient to exclude these short-term leases from our right-of-use assets and lease liabilities.

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

Other Real Estate Owned ("OREO")

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

Compensation cost is recognized for restricted stock issued to employees based on the fair value of these awards at the date of grant. The market price of the Company’s common shares at the date of grant is used to estimate the fair value of restricted stock and stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period, and is recorded in "Salaries and employee benefits" expense. (See Note 14-Employee Benefits) The Company’s restricted stock plan allows for a portion of the value to be received in cash by the participant upon vesting, and therefore, the Company records the expense as a liability until the shares vest and the split of the payment between shares and cash can be determined. The Company also measures the fair value of the liability each reporting period and adjusts accordingly.

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

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be affected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. With certain exceptions, transition to the new requirements will be through a cumulative-effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. This Update is effective for SEC filers that are eligible to be smaller reporting companies, non-SEC filers, and all other companies, to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.

CECL Adoption The Company continues to monitor the opportunity to early adopt ASC Topic 326, which replaces the current incurred loss approach for measuring credit losses with an expected loss model (“CECL”). CECL applies to financial assets subject to credit losses and measured at amortized cost and certain off-balance-sheet credit exposures, which include, but are not limited to, loans, leases, held-to-maturity securities, loan commitments and financial guarantees. The adoption of this guidance is expected to result in an increase in the allowance for credit losses, an increase in the allowance for unfunded commitments, and a reduction of retained earnings. Incurred loss will be used until the tax benefits associated with increased reserves are maximized. Management may consider early adoption of CECL, which would have no initial impact on the income statement.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The Update is effective for smaller reporting companies and all other entities for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. This Update is not expected to have a significant impact on the Company’s financial statements.

In November 2019, the FASB issued ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, to clarify its new credit impairment guidance in ASC 326, based on implementation issues raised by stakeholders. This Update clarified, among other things, that expected recoveries are to be included in the allowance for credit losses for these financial assets; an accounting policy election can be made to adjust the effective interest rate for existing troubled debt restructurings based on the prepayment assumptions instead of the prepayment assumptions applicable immediately prior to the restructuring event; and extends the practical expedient to exclude accrued interest receivable from all additional relevant disclosures involving amortized cost basis. For entities that have not yet adopted ASU 2016-13 as of November 26, 2019, the effective dates for ASU 2019-11 are the same as the effective dates and transition requirements in ASU 2016-13. For entities that have adopted ASU 2016-13, ASU 2019-11 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company qualifies as a smaller reporting company and does not expect to early adopt these ASUs.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), to simplify the accounting for income taxes, change the accounting for certain tax transactions, and make minor improvements to the codification. This Update provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax and provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or was a separate transaction. The Update also changes current guidance for making an intraperiod allocation if there is a loss in continuing operations and gains outside of continuing operations, determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting, accounting for tax law changes and year-to-date losses in interim periods, and determining how to apply the income tax guidance to franchise taxes that are partially based on income. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments. This ASU was issued to improve and clarify various financial instrument topics, including the current expected credit losses (CECL) standard issued in 2016. The ASU includes seven issues that describe the areas of improvement and the related amendments to GAAP; they are intended to make the standards easier to understand and apply and to eliminate inconsistencies, and they are narrow in scope and are not expected to significantly change practice for most entities. Among its provisions, the ASU clarifies that all entities, other than public business entities that elected the fair value option, are required to provide certain fair value disclosures under ASC 825, Financial Instruments, in both interim and annual financial statements. It also clarifies that the contractual term of a net investment in a lease under Topic 842 should be the contractual term used to measure expected credit losses under Topic 326. Amendments related to ASU 2019-04 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is not permitted before an entity’s adoption of ASU 2016-01. Amendments related to ASU 2016-13 for entities that have not yet adopted that guidance are effective upon adoption of the amendments in ASU 2016-13. Early adoption is not permitted before an entity’s adoption of ASU 2016-13. Amendments related to ASU 2016-13 for entities that have adopted that guidance are effective for fiscal years beginning after December 15, 2019, including interim periods within those years. Other amendments are effective upon issuance of this ASU. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In January 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, March 2020, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls “reference rate reform” if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective for all entities upon issuance through December 31, 2022. It is too early to predict whether a new rate index replacement and the adoption of the ASU will have a material impact on the Company’s financial statements.

In October 2020, the FASB issued ASU 2020-08, Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable Fees and Other Costs, which clarifies that, for each reporting period, an entity should reevaluate whether a callable debt security is within the scope of ASC 310-20-35-33. For public business entities, ASU 2020-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. For all other entities, ASU 2020-08 is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. This Update is not expected to have a significant impact on the Company’s financial statements.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), which provides optional temporary guidance for entities transitioning away from the London Interbank Offered Rate (LIBOR) and other interbank offered rates (IBORs) to new references rates so that derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions within Topic 848. ASU 2021-01 clarifies that the derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions in Topic 848. ASU 2021-01 is effective immediately for all entities. Entities may elect to apply the amendments on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to the date of the issuance of a final update, up to the date that financial statements are available to be issued. The amendments in this update do not apply to contract modifications made, as well as new hedging relationships entered into, after December 31, 2022, and to existing hedging relationships evaluated for effectiveness for periods after December 31, 2022, except for certain hedging relationships existing as of December 31, 2022, that apply certain optional expedients in which the accounting effects are recorded through the end of the hedging relationship. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

2.	REVENUE RECOGNITION

In accordance with ASC Topic 606, management determined that the primary sources of revenue, which emanate from interest income on loans and investments, along with noninterest revenue resulting from investment security gains, gains on the sale of loans, and BOLI income, are not within the scope of ASC 606. These revenue sources cumulatively comprise 92.4% of the total revenue of the Company.

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

Gains (losses) on sale of other real estate owned (“OREO”) - Gains and losses are recognized at the completion of the property sale when the buyer obtains control of the real estate and all of the performance obligations of the Company have been satisfied. Evidence of the buyer obtaining control of the asset includes transfer of the property title, physical possession of the asset, and the buyer obtaining control of the risks and rewards related to the asset. In situations where the Company agrees to provide financing to facilitate the sale, additional analysis is performed to ensure that the contract for sale identifies the buyer and seller, the asset to be transferred and the payment terms, that the contract has a true commercial substance and that amounts due from the buyer are reasonable. In situations where financing terms are not reflective of current market terms, the transaction price is discounted impacting the gain/loss and the carrying value of the asset. Gains and losses on sale of OREO are reported in the Consolidated Statement of Income.

The following table depicts the disaggregation of revenue derived from contracts with customers to depict the nature, amount, timing, and uncertainty of revenue and cash flows for the years ended December 31,

Noninterest Income	2020	2019
(Dollar amounts in thousands)

Service charges on deposit accounts:
Overdraft fees	$665	$841
ATM banking fees	1,061	932
Service charges and other fees	813	413
Investment securities gains on sale, net (a)	-	194
(Loss) gain on equity securities (a)	(101)	94
Earnings on bank-owned life insurance (a)	427	431
Gain on sale of loans (a)	1,487	433
Revenue from investment services (b)	526	528
Other income	1,112	975
Total noninterest income	$5,990	$4,841

Net gain on other real estate owned	$(253)	$(123)

(a) Not within scope of ASC 606
(b) From services offered by the Company through it's servicing partnership with LPL Financial

3.	EARNINGS PER SHARE

The Company provides dual presentation of basic and diluted earnings per share.  Basic earnings per share is calculated by dividing net income by the average shares outstanding.  Diluted earnings per share adds the dilutive effects of stock options and restricted stock to average shares outstanding.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation for the year ended December 31:

	2020	2019

Weighted-average common shares issued	7,302,845	7,286,554

Average treasury stock shares	(917,495)	(816,146)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	6,385,350	6,470,408

Additional common stock equivalents (stock options and restricted stock) used to calculate diluted earnings per share	19,174	32,398

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	6,404,524	6,502,806

Options to purchase 12,150 shares of common stock at $8.78 per share were outstanding during the year ended December 31, 2020. All options were dilutive. Also outstanding were 67,634 shares of restricted stock, 67,295 shares of which were anti-dilutive.

Options to purchase 14,500 shares of common stock at $8.78 per share were outstanding during the year ended December 31, 2019. Also outstanding were 56,066 shares of restricted stock. None of the outstanding options or restricted stock were anti-dilutive.

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Company. As of December 31, 2020, the Company held 929,362 of the Company’s shares, which is an increase of 58,200 shares for the twelve months ended December 31, 2020, from the 871,162 shares held as of December 31, 2019.

4.	INVESTMENT AND EQUITY SECURITIES

The amortized cost, gross gains and losses and fair values of securities available for sale are as follows:

	December 31, 2020
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

Subordinated debt	$21,050	$254	$(7)	$21,297
Obligations of states and political subdivisions:
Taxable	500	2	-	502
Tax-exempt	73,157	4,643	-	77,800
Mortgage-backed securities in government-sponsored entities	14,230	536	(5)	14,761
Total	$108,937	$5,435	$(12)	$114,360

	December 31, 2019
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

Subordinated debt	$4,000	$126	$-	$4,126
Obligations of states and political subdivisions:
Taxable	500	1	-	501
Tax-exempt	80,436	2,065	(25)	82,476
Mortgage-backed securities in government-sponsored entities	18,465	274	(109)	18,630
Total	$103,401	$2,466	$(134)	$105,733

Equity securities totaled $609,000 and $710,000 at December 31, 2020 and 2019, respectively, which incorporates a recognized net (loss) gain on equity investments of ($101,000) and $94,000 for the years ended December 31, 2020 and 2019, respectively. No net gains on sold equity securities were realized from sales during these periods.

The amortized cost and fair value of debt securities at December 31, 2020, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$1,556	$1,577
Due after one year through five years	1,701	1,738
Due after five years through ten years	28,767	29,236
Due after ten years	76,913	81,809

Total	$108,937	$114,360

Investment securities with an approximate carrying value of $71.1 million and $55.6 million at December 31, 2020 and 2019, respectively, were pledged to secure deposits and other purposes as required by law.

There were no securities sold during the year ended December 31, 2020. Proceeds from the sales of investment securities and the gross realized gains and losses for the year ended December 31, 2019, are as follows (in thousands):

	2020	2019
Proceeds from sales	$-	$12,324
Gross realized gains	-	227
Gross realized losses	-	(33)

The tax expense related to the net realized gains above was $0 and $41,000 for the years ended December 31, 2020 and 2019, respectively.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2020
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

Subordinated debt	$4,243	$(7)	$-	$-	$4,243	$(7)
Mortgage-backed securities in government-sponsored entities	2,748	(5)	-	-	2,748	(5)
Total	$6,991	$(12)	$-	$-	$6,991	$(12)

	December 31, 2019
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

Obligations of states and political subdivisions
Tax-exempt	$4,324	$(25)	$-	$-	$4,324	$(25)
Mortgage-backed securities in government-sponsored entities	1,409	(2)	8,223	(107)	9,632	(109)
Total	$5,733	$(27)	$8,223	$(107)	$13,956	$(134)

There were 10 securities that were considered temporarily impaired at December 31, 2020.

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

The Company has asserted that at December 31, 2020 and 2019, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other than temporary and is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for 81.4% of the total available-for-sale portfolio as of December 31, 2020, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses on a quarterly basis. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

The Company’s primary business activity is with loan customers located within its local Northeastern Ohio trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin, Sunbury, Powell, Plain City and Westerville, Ohio. The Northeastern Ohio trade area includes locations in Beachwood, Twinsburg, and Solon, Ohio. Commercial, residential, and consumer loans are granted. Although the Company has a diversified loan portfolio at December 31, 2020 and 2019, loans outstanding to individuals and businesses are dependent upon the local economic conditions in the Company’s immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses (in thousands):

December 31, 2020
Ending Loan Balance by Impairment Evaluation
	Individually	Collectively	Total Loans
Loans:
Commercial real estate:
Owner occupied	$1,565	$101,556	$103,121
Non-owner occupied	4,123	305,301	309,424
Multifamily	-	39,562	39,562
Residential real estate	1,319	232,676	233,995
Commercial and industrial	834	231,210	232,044
Home equity lines of credit	246	112,297	112,543
Construction and other	-	63,573	63,573
Consumer installment	-	9,823	9,823
Total	$8,087	$1,095,998	$1,104,085

December 31, 2019
Ending Loan Balance by Impairment Evaluation
	Individually	Collectively	Total Loans
Loans:
Commercial real estate:
Owner occupied	$3,474	$98,912	$102,386
Non-owner occupied	7,084	295,096	302,180
Multifamily	-	62,028	62,028
Residential real estate	1,278	233,520	234,798
Commercial and industrial	882	88,645	89,527
Home equity lines of credit	351	111,897	112,248
Construction and other	-	66,680	66,680
Consumer installment	1	14,410	14,411
Total	$13,070	$971,188	$984,258

The commercial and industrial loan portfolio as of December 31, 2020 includes $116.1 million in loans issued through the Paycheck Protection Program (“PPP”) (see Note 20). Although the SBA guarantees PPP loans if certain criteria are met, minimal risk still exists in the portfolio. Therefore, a 0.4% qualitative adjustment, equaling $464,000 is reserved for loss.

The amounts above include net deferred loan origination fees of $4.4 million and $1.3 million at December 31, 2020 and December 31, 2019, respectively. The net deferred loan origination fees at December 31, 2020 include $2.7 million of unearned deferred fees from PPP loans.

December 31, 2020
Ending Allowance Balance by Impairment Evaluation
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total Allocation
Loans:
Commercial real estate:
Owner occupied	$10	$1,332	$1,342
Non-owner occupied	371	6,446	6,817
Multifamily	-	461	461
Residential real estate	20	1,663	1,683
Commercial and industrial	48	1,305	1,353
Home equity lines of credit	41	1,364	1,405
Construction and other	-	378	378
Consumer installment	-	20	20
Total	$490	$12,969	$13,459

December 31, 2019
Ending Allowance Balance by Impairment Evaluation
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total Allocation
Loans:
Commercial real estate:
Owner occupied	$45	$756	$801
Non-owner occupied	582	2,800	3,382
Multifamily	-	340	340
Residential real estate	28	698	726
Commercial and industrial	3	453	456
Home equity lines of credit	2	930	932
Construction and other	-	103	103
Consumer installment	-	28	28
Total	$660	$6,108	$6,768

The Company’s loan portfolio is segmented to a level that allows management to monitor risk and performance. The portfolio is segmented into Commercial Real Estate (“CRE”) which is further segmented into Owner Occupied (“CRE OO”), Non-owner Occupied (“CRE NOO”), and Multifamily, Residential Real Estate (“RRE”), Commercial and Industrial (“C&I”), Home Equity Lines of Credit (“HELOC”), Construction and Other (“Construction”), and Consumer Installment Loans. Although PPP loans are included with C&I loans, the nature of PPP loans differs considerably from the rest of the category. Loans funded through the PPP program are fully guaranteed by the U.S. government. This guarantee exists at the inception of the loans and throughout the lives of the loans and was not entered into separately and apart from the loans. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts. The increases in the allowance for loan loss for the CRE, RRE, C&I, HELOC, and Construction portfolios were partially offset by a decrease in the allowance for the Consumer Installment portfolios.

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

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2020
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial real estate:
Owner occupied	$1,118	$1,142	$-
Non-owner occupied	801	801	-
Residential real estate	941	1,013	-
Commercial and industrial	561	1,056	-
Home equity lines of credit	80	92	-
Total	$3,501	$4,104	$-

With an allowance recorded:
Commercial real estate:
Owner occupied	$447	$447	$10
Non-owner occupied	3,322	3,596	371
Residential real estate	378	378	20
Commercial and industrial	273	276	48
Home equity lines of credit	166	166	41
Total	$4,586	$4,863	$490

Total:
Commercial real estate:
Owner occupied	$1,565	$1,589	$10
Non-owner occupied	4,123	4,397	371
Residential real estate	1,319	1,391	20
Commercial and industrial	834	1,332	48
Home equity lines of credit	246	258	41
Total	$8,087	$8,967	$490

December 31, 2019
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial real estate:
Owner occupied	$1,772	$1,772	$-
Non-owner occupied	3,845	3,845	-
Residential real estate	759	829	-
Commercial and industrial	747	1,524	-
Home equity lines of credit	220	228	-
Consumer installment	1	1	-
Total	$7,344	$8,199	$-

With an allowance recorded:
Commercial real estate:
Owner occupied	$1,702	$1,713	$45
Non-owner occupied	3,239	3,239	582
Residential real estate	519	569	28
Commercial and industrial	135	135	3
Home equity lines of credit	131	131	2
Total	$5,726	$5,787	$660

Total:
Commercial real estate:
Owner occupied	$3,474	$3,485	$45
Non-owner occupied	7,084	7,084	582
Residential real estate	1,278	1,398	28
Commercial and industrial	882	1,659	3
Home equity lines of credit	351	359	2
Consumer installment	1	1	-
Total	$13,070	$13,986	$660

The tables above include troubled debt restructuring totaling $2.9 million and $3.6 million as of December 31, 2020 and 2019, respectively. The amounts allocated within the allowance for losses for troubled debt restructurings were $45,000 and $33,000 at December 31, 2020 and December 31, 2019, respectively.

The following table presents the average balance and interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2020		As of December 31, 2019
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized

Commercial real estate:
Owner occupied	$2,851	$72	$3,808	$176
Non-owner occupied	8,815	184	6,558	199
Residential real estate	1,247	52	1,626	49
Commercial and industrial	1,076	42	1,770	141
Home equity lines of credit	308	8	177	2
Construction and other	-	-	648	-
Consumer installment	-	-	2	-
Total	$14,297	$358	$14,589	$567

Troubled Debt Restructuring (“TDR”) describes loans on which the bank has granted concessions for reasons related to the customer’s financial difficulties. Such concessions may include one or more of the following:

●	reduction in the interest rate to below-market rates
●	extension of repayment requirements beyond normal terms
●	reduction of the principal amount owed
●	reduction of accrued interest due
●	acceptance of other assets in full or partial payment of a debt

In each case the concession is made due to deterioration in the borrower’s financial condition, and the new terms are less stringent than those required on a new loan with similar risk. See Note 20 of the financial statements for disclosure of COVID-19 loan forbearance programs.

Additionally, on April 7, 2020, federal banking regulators issued a revised interagency statement that included guidance on their approach for the accounting of loan modifications in light of the economic impact of the COVID-19 pandemic. The guidance interprets current accounting standards and indicates that a lender can conclude that a borrower is not experiencing financial difficulty if short-term modifications are made in response to COVID-19, such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant related to the loans in which the borrower is less than 30 days past due on its contractual payments at the time a modification program is implemented. The agencies confirmed in working with the staff of the FASB that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief are not TDRs.

The following tables summarize troubled debt restructurings that did not meet the exemption criteria above (in thousands) for the following years ended:

	December 31, 2020
	Number of Contracts			Pre-Modification	Post-Modification
Troubled Debt Restructurings	Term Modification	Other	Total	Outstanding Recorded Investment	Outstanding Recorded Investment
Commercial and industrial	2	-	2	$25	$24
Residential real estate	1	-	1	114	114
				$139	$138

	December 31, 2019
	Number of Contracts			Pre-Modification	Post-Modification
Troubled Debt Restructurings	Term Modification	Other	Total	Outstanding Recorded Investment	Outstanding Recorded Investment
Commercial and industrial	3	-	3	$488	$490
Residential real estate	-	2	2	123	178
Home equity lines of credit	4	-	4	171	176
				$782	$844

One loan with a book balance of $36,000 was restructured in 2019 and defaulted by December 31, 2019. There were no subsequent defaults of troubled debt restructurings for the years ended December 31, 2020 or 2019.

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

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system (in thousands):

		Special			Total
December 31, 2020	Pass	Mention	Substandard	Doubtful	Loans

Commercial real estate:
Owner occupied	$93,939	$7,084	$2,098	$-	$103,121
Non-owner occupied	258,974	983	49,467	-	309,424
Multifamily	39,562	-	-	-	39,562
Residential real estate	230,944	265	2,786	-	233,995
Commercial and industrial	227,765	1,800	2,479	-	232,044
Home equity lines of credit	111,208	-	1,335	-	112,543
Construction and other	58,082	-	5,491	-	63,573
Consumer installment	9,816	-	7	-	9,823
Total	$1,030,290	$10,132	$63,663	$-	$1,104,085

		Special			Total
December 31, 2019	Pass	Mention	Substandard	Doubtful	Loans

Commercial real estate:
Owner occupied	$95,518	$3,951	$2,917	$-	$102,386
Non-owner occupied	292,191	3,038	6,951	-	302,180
Multifamily	62,028	-	-	-	62,028
Residential real estate	231,633	420	2,745	-	234,798
Commercial and industrial	84,136	3,619	1,772	-	89,527
Home equity lines of credit	111,354	-	894	-	112,248
Construction and other	66,680	-	-	-	66,680
Consumer installment	14,399	-	12	-	14,411
Total	$957,939	$11,028	$15,291	$-	$984,258

The increase in substandard CRE NOO loans from the prior year was mostly due to pandemic related deferrals.

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans and nonaccrual loans (in thousands):

		30-59 Days	60-89 Days	90 Days+	Total	Total
December 31, 2020	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial real estate:
Owner occupied	$102,587	$418	$-	$116	$534	$103,121
Non-owner occupied	305,613	1,844	1,373	594	3,811	309,424
Multifamily	39,562	-	-	-	-	39,562
Residential real estate	230,996	2,364	95	540	2,999	233,995
Commercial and industrial	231,534	260	219	31	510	232,044
Home equity lines of credit	112,325	120	-	98	218	112,543
Construction and other	63,529	44	-	-	44	63,573
Consumer installment	9,424	71	108	220	399	9,823
Total	$1,095,570	$5,121	$1,795	$1,599	$8,515	$1,104,085

		30-59 Days	60-89 Days	90 Days+	Total	Total
December 31, 2019	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial real estate:
Owner occupied	$101,264	$64	$-	$1,058	$1,122	$102,386
Non-owner occupied	298,941	-	-	3,239	3,239	302,180
Multifamily	62,028	-	-	-	-	62,028
Residential real estate	232,518	1,439	34	807	2,280	234,798
Commercial and industrial	88,965	190	66	306	562	89,527
Home equity lines of credit	111,792	274	29	153	456	112,248
Construction and other	66,680	-	-	-	-	66,680
Consumer installment	13,378	622	216	195	1,033	14,411
Total	$975,566	$2,589	$345	$5,758	$8,692	$984,258

The following tables present the recorded investment in nonaccrual loans and loans past due over 89 days and still on accrual by class of loans (in thousands):

December 31, 2020	Nonaccrual	90+ Days Past Due and Accruing

Commercial real estate:
Owner occupied	$458	$-
Non-owner occupied	3,758	-
Residential real estate	2,487	-
Commercial and industrial	509	-
Home equity lines of credit	422	-
Consumer installment	224	-
Total	$7,858	$-

December 31, 2019	Nonaccrual	90+ Days Past Due and Accruing

Commercial real estate:
Owner occupied	$1,162	$-
Non-owner occupied	3,289	-
Residential real estate	2,576	-
Commercial and industrial	946	-
Home equity lines of credit	709	-
Consumer installment	197	-
Total	$8,879	$-

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $126,000 in 2020 and $377,000 in 2019.

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

The following tables summarize the ALLL within the primary segments of the loan portfolio and the activity within those segments (in thousands):

	Allowance for Loan and Lease Losses
	Balance				Balance
	December 31, 2019	Charge-offs	Recoveries	Provision	December 31, 2020
Loans:
Commercial real estate:
Owner occupied	$801	$(50)	$17	$574	$1,342
Non-owner occupied	3,382	(3,022)	74	6,383	6,817
Multifamily	340	-	-	121	461
Residential real estate	726	(62)	42	977	1,683
Commercial and industrial	456	(245)	294	848	1,353
Home equity lines of credit	932	(55)	84	444	1,405
Construction and other	103	-	157	118	378
Consumer installment	28	(405)	22	375	20
Total	$6,768	$(3,839)	$690	$9,840	$13,459

	Allowance for Loan and Lease Losses
	Balance				Balance
	December 31, 2018	Charge-offs	Recoveries	Provision	December 31, 2019
Loans:
Commercial real estate:
Owner occupied	$1,315	$(32)	$5	$(487)	$801
Non-owner occupied	2,862	-	12	508	3,382
Multifamily	474	-	-	(134)	340
Residential real estate	761	(361)	46	280	726
Commercial and industrial	969	(519)	82	(76)	456
Home equity lines of credit	820	(162)	32	242	932
Construction and other	100	-	74	(71)	103
Consumer installment	127	(735)	8	628	28
Total	$7,428	$(1,809)	$259	$890	$6,768

The provision fluctuations during the year ended December 31, 2020 allocated to:

●	commercial real estate loans are due to large charge offs from two relationships totaling $3.0 million and additional provisions for hospitality-related relationships.
●

commercial and industrial loans are due to several small charge-offs that total $245,000, along with an allocation for the PPP loans in the amount of $464,000, along with additional provisions for unexpected losses resulting from the current economic environment.

●	residential real estate loans are due to several small charge-offs totaling $62,000 and additional provisions for unexpected losses resulting from the current economic environment.
●	consumer installment loans are due to charge-offs in the student loan portfolio totaling $383,000.

The provision fluctuations during the year ended December 31, 2019 allocated to:

●	commercial and industrial loans are due to the charge-offs of two large relationships totaling $438,000, which had specific reserves allocated at the end of 2018.
●	residential real estate loans are due to the charge-off of two relationships totaling $360,000 and portfolio growth.
●	commercial real estate loans are due to a small charge-off and a declining portfolio balance.
●	consumer installment loans are due to charge-offs in the student loan portfolio totaling $566,000.

6.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31:

(Dollar amounts in thousands)	2020	2019

Land and land improvements	$2,963	$2,920
Building and leasehold improvements	16,239	15,836
Furniture, fixtures, and equipment	9,395	9,357
Financing right-of-use assets	4,737	4,012
Total premises and equipment	33,334	32,125
Less accumulated depreciation and amortization	15,001	14,251

Total premises and equipment, net	$18,333	$17,874

Depreciation expense charged to operations was $1.3 million in 2020 and $1.0 million in 2019.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $15.1 million for both years ended December 31, 2020, and 2019. Core deposit intangible carrying amount was $1.7 million and $2.1 million for the years ended December 31, 2020, and 2019, respectively. Core deposit accumulated amortization was $1.7 million and $1.4 million for the years ended December 31, 2020, and 2019. Amortization expense totaled $332,000 and $341,000 in 2020 and 2019, respectively.

Core deposit intangible assets are amortized to their estimated residual values over their expected useful lives, commonly of ten years. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2020 is as follows:

2021	$321
2022	309
2023	296
2024	281
2025	264
Thereafter	253
Total	$1,724

Activity for mortgage servicing rights (“MSR”s) follows:

(Dollar amounts in thousands)	2020	2019

Beginning of year	$390	$357
Additions	276	67
Amortized to expense	(190)	(34)

End of year	$476	$390

8.	ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

The components of accrued interest receivable and other assets at the years ended December 31:

(Dollar amounts in thousands)	2020	2019

Restricted stock	$5,057	$3,848
Accrued interest receivable on investment securities	854	753
Accrued interest receivable on loans	4,356	2,718
Deferred tax asset, net	1,073	374
Operating right-of-use assets	742	903
Other	1,554	1,946

Total	$13,636	$10,542

Deposits to related parties amounted to $38.6 million as of December 31, 2020.

9.	DEPOSITS

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 as of December 31, 2020 and 2019, were $72.2 million and $126.6 million, respectively.

Scheduled maturities of time deposits as of December 31, 2020 are as follows:

(Dollar amounts in thousands)
2021	$216,732
2022	38,746
2023	20,419
2024	12,854
2025	6,999
Total	$295,750

10.	SHORT-TERM BORROWINGS

For the year ended December 31, outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2020	2019	2018

Balance at year-end	-	$5,075	$90,398
Average balance outstanding	22,637	14,808	42,231
Maximum month-end balance	62,329	92,000	101,857
Weighted-average rate at year-end	N/A	1.66%	2.53%
Weighted-average rate during the year	0.35%	2.49%	1.99%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $6.0 million line of credit at an adjustable rate, currently 3.50%, a $10.0 million line of credit at an adjustable rate, currently at 3.40%, and a $4.0 million line of credit at an adjustable rate, currently 3.64%. At December 31, 2020, and 2019, there were no outstanding borrowings under these lines of credit. The additional borrowing capacity on FHLB advances was $401.7 million and $87.0 million at December 31, 2020 and 2019, respectively.

11.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

			Weighted-	Stated interest
(Dollar amounts in thousands)	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2020	2019
Fixed-rate amortizing (a)	07/01/25	10/01/28	4.06%	4.02%	4.47%	$-	$404
Finance lease liabilities	09/30/34	06/01/40	2.64%	1.89%	3.51%	4,839	4,098
PPPLF(b)	04/13/22	04/13/22	0.35%	0.35%	0.35%	3,951	-
Junior subordinated debt	12/21/37	12/21/37	2.56%	1.88%	3.61%	8,248	8,248

Total						$17,038	$12,750

(a) There were no FHLB borrowings as of December 31, 2020. Maturity range and interest rates are as of December 31, 2019.
(b) PPPLF (Paycheck Protection Program Liquidity Facility) borrowings were used to fund PPP loans

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
		Weighted-
Year Ending December 31,	Amount	Average Rate
2021	$257	2.64%
2022	4,216	0.68%
2023	272	2.64%
2024	279	2.64%
2025	286	2.64%
Beyond 2025	11,728	2.01%

Total	$17,038	1.62%

Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $401.7 million at December 31, 2020.

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

In April, 2020, the Federal Reserve initiated the PPPLF, which is designed to facilitate lending by financial institutions to small businesses under the PPP provisions of the CARES Act.  Only PPP loans are eligible to serve as collateral for the PPPLF, with each dollar of PPP loans providing one dollar of advance availability. The maturity date of an extension of credit under the PPPLF will equal the maturity date of the pool of PPP loans pledged to secure the extension of credit.  Any principal payments received by the financial institution on the PPP loans, such as PPP loan forgiveness payments from the Small Business Administration or principal payments from the borrower after the initial six-month deferment period, must be used to pay down the PPPLF advance by the same dollar amount, maintaining the dollar-for-dollar advance amount and PPP aggregate loan balance relationship.  The interest rate on PPPLF advances is fixed at 0.35%.

No PPPLF advances could be obtained under the CARES Act after September 30, 2020. As of December 31, 2020, our advances under the PPPLF totaled $4.0 million.

12.	ACCRUED INTEREST PAYABLE AND OTHER LIABILITIES

The components of accrued interest payable and other liabilities are as follows at December 31:

	2020	2019
(Dollar amounts in thousands)
Accrued interest payable	$580	$917
Accrued directors' benefits	1,587	1,470
Accrued salary and benefits expense	1,410	1,451
Operating lease liabilities	746	906
Other	1,608	1,288

Total	$5,931	$6,032

13.	INCOME TAXES

The provision for federal income taxes for the years ended December 31, consists of:

(Dollar amounts in thousands)	2020	2019

Current payable	$2,749	$2,265
Deferred	(1,348)	327

Total provision	$1,401	$2,592

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31:

(Dollar amounts in thousands)	2020	2019

Deferred tax assets:
Allowance for loan and lease losses	$2,826	$1,288
Supplemental retirement plan	482	469
Investment security basis adjustment	18	18
Nonaccrual interest income	355	297
Accrued compensation	244	244
Deferred origination fees, net	-	30
Lease liability	1,173	1,051
Gross deferred tax assets	5,098	3,397

Deferred tax liabilities:
Premises and equipment	709	583
Net unrealized gain on AFS securities	1,139	490
Net unrealized gain on equity securities	41	62
FHLB stock dividends	139	139
Intangibles	414	378
Mortgage servicing rights	100	82
Deferred origination fees, net	50	-
Acquisition fair value adjustments	278	253
Right of use assets	1,151	1,032
Other	4	4
Gross deferred tax liabilities	4,025	3,023

Net deferred tax assets	$1,073	$374

No valuation allowance was established at December 31, 2020 and 2019, in view of the Company’s tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate for the years ended December 31, is as follows:

(Dollar amounts in thousands)	2020		2019
		% of		% of
		Pretax		Pretax
	Amount	Income	Amount	Income

Provision at statutory rate	$2,047	21.0%	$3,214	21.0%
Tax-exempt income	(669)	(6.9)%	(647)	(4.2)%
Nondeductible interest expense	16	0.2%	32	0.2%
Stock-based compensation	(4)	-%	-	-%
Other	11	0.1%	(7)	(0.1)%

Actual tax expense and effective rate	$1,401	14.4%	$2,592	16.9%

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

At December 31, 2020 and December 31, 2019, the Company had no ASC 740-10 unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the states of Ohio and Florida, and the Bank is subject to a capital-based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before December 31, 2017.

14.	EMPLOYEE BENEFITS

Employee Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank who are at least 21 years of age. The Bank’s contributions to the plans are discretionary, and were based on 50% matching of voluntary contributions up to 6% of compensation for the years ended December 31, 2020 and 2019. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20% increments. Special vesting provisions are in place for legacy Liberty employees with 3 or more years of service. Contributions for 2020 and 2019 to these plans amounted to $350,000 and $319,000, respectively.

Executive Deferred Compensation Plans

The Company maintains executive deferred compensation plans to provide post-retirement payments to members of senior management. The plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to several officers, with contributions made solely by the Bank. Accrued executive deferred compensation amounted to $1.7 million and $1.5 million as of December 31, 2020 and 2019, respectively. During 2020 and 2019, the Company recognized nonqualified deferred compensation expense of $240,000 and $260,000, respectively, to the plans.

Stock Option and Restricted Stock Plan

In 2007, the Company adopted the 2007 Omnibus Equity Plan (the “2007 Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock to key officers and employees and nonemployee directors of the Company. 320,000 shares of common stock were reserved for issuance under the 2007 Plan, which expired ten years from the date of board approval of the plan. Although the 2007 Plan expired in 2017, there remain outstanding 12,150 shares in incentive stock options awards granted under the 2007 Plan. The per share exercise price of an option granted is not less than the fair value of a share of common stock on the date the option was granted.

In 2017, the Company adopted the 2017 Omnibus Equity Plan (the “2017 Plan”) for granting incentive stock options, nonqualified stock options, restricted stock and other equity awards to key officers and employees and nonemployee directors of the Company. The Company’s stockholders approved the 2017 Plan at the annual meeting of the stockholders held on May 10, 2017. A total of 448,000 shares of authorized and unissued or issued common stock are reserved for issuance under the 2017 Plan, which expires ten years from the date of board approval of the plan. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. Remaining available shares that can be issued under the 2017 Plan were 386,188 at December 31, 2020.

The following table presents share data related to the outstanding options:

	Shares	Weighted- average Exercise Price Per Share

Outstanding, January 1, 2020	14,500	$8.78
Exercised	(2,350)	8.78

Outstanding, December 31, 2020	12,150	$8.78

Exercisable, December 31, 2020	12,150	$8.78

The total intrinsic value of outstanding in-the-money exercisable stock options was $166,759 and $251,068 at December 31, 2020 and 2019, respectively.

No options were granted for the years ended December 31, 2020 and 2019. The Company recognizes compensation expense in the amount of fair value of the options at the grant date and as an addition to stockholders’ equity.

For the years ended December 31, 2020 and 2019, the Company recorded $0 and $265,000, respectively, of compensation cost related to vested stock options. As of December 31, 2020, there was no unrecognized compensation cost related to vested stock options.

For the years ended December 31, 2020 and 2019, 2,350 and 200 options were exercised resulting in net proceeds to the participant of $18,000 and $0 for December 31, 2020 and 2019, respectively.

During 2020 and 2019, the Compensation Committee of the Board of Directors of the Company granted awards of restricted stock for an aggregate amount of 23,648 and 29,130 shares, respectively, to certain employees of the Bank. The expense recognized for all outstanding awards was $271,000 and $184,000 for the years ended 2020 and 2019, respectively. The number of restricted stock shares earned or settled will depend on certain conditions and are also subject to service period-based vesting. The award recipient must maintain service with Middlefield Banc Corp. and affiliates until the third anniversary of the award to satisfy the service condition. The market condition will be satisfied if the average total shareholder annual return (“TSR”) on Middlefield Banc Corp. stock for the three subsequent years is at least 10.00% for 2019 and 2020.

The existence of a market condition, TSR, dictates that these awards be marked to market on a quarterly basis using a Monte Carlo simulation. They are recorded through the vesting period as a liability since a portion is payable in cash. The liability for these accrued officer benefits was $581,000 and $694,000 for the years ended December 31, 2020 and December 31, 2019, respectively.

The Company recognized restricted stock forfeitures in the period they occur.

The following table presents the activity during 2020 related to awards of restricted stock:

	Units	Weighted- average Grant Date Fair Value Per Unit
Nonvested at January 1, 2020	56,066	$21.67
Granted	22,574	26.09
Vested	(11,006)	19.35
Nonvested at December 31, 2020	67,634	$23.51
Expected to vest at December 31, 2020	18,622	$24.02

As of December 31, 2020, there was $272,000 of total unrecognized compensation cost related to nonvested restricted shares granted under the 2017 Plan. The cost is expected to be recognized over a weighted-average period of 1.45 years. The total fair value of shares vested during the years ended December 31, 2020 and 2019 was $208,000, and $265,000, respectively.

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

(Dollar amounts in thousands)	2020	2019

Commitments to extend credit	$255,429	$260,579
Standby letters of credit	581	1,616

Total	$256,010	$262,195

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

Leasing Commitments

The Company leases seven of its branch locations and one loan production office. As of December 31, 2020, net assets recorded under leases amounted to $5.5 million and have remaining lease terms of 1 year to 20 years. As of December 31, 2020, finance lease assets included in premises and equipment, net, totaled $4.7 million and operating lease assets included in accrued interest receivable and other assets on the Consolidated Balance Sheet totaled $742,000. As of December 31, 2020, finance lease obligations included in other borrowings totaled $4.8 million and operating lease obligations included in accrued interest payable and other liabilities on the Consolidated Balance Sheet totaled $746,000.

In December 2020, the Company entered into a new lease agreement for the loan production office located in Mentor, Ohio. The new lease agreement does not exceed 12 months, and, as such, is not considered a capitalized lease as of December 31, 2020.

Lease costs incurred are as follows for the years ended December, 31:

	2020	2019
Lease Costs:
Finance lease cost:
Amortization of right-of-use asset	$286	$360
Interest Expense	131	132
Other	27	57
Operating lease cost	213	245
Total lease cost	$657	$794

The following table displays the weighted-average term and discount rates for both operating and finance leases outstanding as of December 31, 2020:

	Operating	Finance
Weighted-average term (years)	5.9	15.7
Weighted-average discount rate	2.9%	2.6%

The following table displays the undiscounted cash flows due related to operating and finance leases as of December 31, 2020, along with a reconciliation to the discounted amount recorded on the December 31, 2020 balance sheet:

	Operating	Finance
Undiscounted cash flows due within:
2021	$169	$383
2022	169	385
2023	169	385
2024	133	385
2025	25	385
2026 and thereafter	149	4,100
Total undiscounted cash flows	814	6,023

Impact of present value discount	(68)	(1,184)

Amount reported on balance sheet	$746	$4,839

16.	REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a bank holding company. The bank is subject to regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the State of Ohio, Division of Financial Institutions.

Cash Requirements

The Federal Reserve Bank of Cleveland requires the Company to maintain certain average reserve balances. As of December 31, 2019, the Bank had required reserves of $16.5 million comprised of vault cash and a depository amount held with the Federal Reserve Bank. The reserves requirement was reduced to zero as of December 31, 2020 as a response to FRB’s pandemic-related initiatives.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10% of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula the amount available for payment of dividends for 2020 approximates $16.5 million plus 2021 profits retained up to the date of the dividend declaration.

17.	REGULATORY CAPITAL

The Bank and Company are subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of December 31, 2020, the Bank and Company have met all capital adequacy requirements to which they are subject.

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

The following tables present actual and required capital ratios as of December 31, 2020 and 2019, under the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	As of December 31, 2020
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	9.45%	11.47%	11.47%	12.68%
Middlefield Banc Corp.	10.22%	11.68%	10.96%	12.88%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

	As of December 31, 2019
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	10.35%	12.12%	12.12%	12.79%
Middlefield Banc Corp.	10.23%	12.56%	11.77%	13.23%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

18.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

		December 31, 2020

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
Subordinated debt	$-	$21,297	$-	$21,297
Obligations of states and political subdivisions	-	78,302	-	78,302
Mortgage-backed securities in government- sponsored entities	-	14,761	-	14,761
Total debt securities	-	114,360	-	114,360
Equity securities in financial institutions	609	-	-	609
Total	$609	$114,360	$-	$114,969

		December 31, 2019

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
Subordinated debt	$-	$4,126	$-	$4,126
Obligations of states and political subdivisions	-	82,977	-	82,977
Mortgage-backed securities in government- sponsored entities	-	18,630	-	18,630
Total debt securities	-	105,733	-	105,733
Equity securities in financial institutions	710	-	-	710
Total	$710	$105,733	$-	$106,443

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

The following tables present the assets measured on a non-recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Collateral-dependent impaired loans are carried at fair value if they have been charged down to fair value or if a specific valuation allowance has been established. A new cost basis is established at the time a property is initially recorded in OREO. OREO properties are carried at fair value if a devaluation has been taken to the property’s value subsequent to the initial measurement. No such devaluation occurred during the year ended December 31, 2020.

		December 31, 2020

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$4,111	$4,111
Other real estate owned	-	-	6,992	6,992

		December 31, 2019

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$5,166	$5,166

Impaired Loans – The Company has measured impairment on collateral-dependent impaired loans generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. Additionally, management makes estimates about expected costs to sell the property which are also included in the net realizable value. If the fair value of the collateral-dependent loan is less than the carrying amount of the loan, a specific reserve for the loan is made in the allowance for loan losses or a charge-off is taken to reduce the loan to the fair value of the collateral (less estimated selling costs) and the loan is included in the above table as a Level III measurement. If the fair value of the collateral exceeds the carrying amount of the loan, then the loan is not included in the above table as it is not currently being carried at its fair value. The fair values in the above tables include estimated selling costs of $838,000 and $853,000 at December 31, 2020 and 2019, respectively.

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

The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2020
Impaired loans	$4,111	Appraisal of collateral (1)	Appraisal adjustments (2)	17.6%	to	48.5%	(22.7%)

Other real estate owned	$6,992	Appraisal of collateral (1)	Appraisal adjustments (2)		19.9%

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2019
Impaired loans	$5,166	Appraisal of collateral (1)	Appraisal adjustment (2)	40.3%	to	47.4%	(41.8%)

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

The estimated fair value of the Company’s financial instruments not recorded at fair value on a recurring basis is as follows:

	December 31, 2020
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$112,417	$112,417	$-	$-	$112,417
Loans held for sale	878	-	878	-	878
Net loans	1,090,626	-	-	1,089,573	1,089,573
Bank-owned life insurance	16,938	16,938	-	-	16,938
Federal Home Loan Bank stock	5,057	5,057	-	-	5,057
Accrued interest receivable	5,210	5,210	-	-	5,210

Financial liabilities:
Deposits	$1,225,200	$929,450	$-	$299,651	$1,229,101
Other borrowings	17,038	-	-	15,250	15,250
Accrued interest payable	580	580	-	-	580

	December 31, 2019
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$35,113	$35,113	$-	$-	$35,113
Loans held for sale	1,220	-	1,220	-	1,220
Net loans	977,490	-	-	974,213	974,213
Bank-owned life insurance	16,511	16,511	-	-	16,511
Federal Home Loan Bank stock	3,848	3,848	-	-	3,848
Accrued interest receivable	3,471	3,471	-	-	3,471

Financial liabilities:
Deposits	$1,020,843	$652,043	$-	$371,193	$1,023,236
Short-term borrowings	5,075	5,075	-	-	5,075
Other borrowings	12,750	-	-	12,783	12,783
Accrued interest payable	917	917	-	-	917

All financial instruments included in the above tables, with the exception of net loans, deposits, and other borrowings, are carried at cost, which approximates the fair value of the instruments.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in accumulated other comprehensive income (loss) by component net of tax:

Unrealized gains/(losses) on
available-for-sale
(Dollars in thousands)	securities (a)

Balance as of December 31, 2018	$(154)
Other comprehensive income	2,149
Amount reclassified from accumulated other comprehensive income	(153)
Period change	1,996
Balance at December 31, 2019	$1,842

Balance as of December 31, 2019	$1,842
Other comprehensive income	2,442
Balance at December 31, 2020	$4,284

(a)	All amounts are net of tax. Amounts in parentheses indicate debits to accumulated other comprehensive income.

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive income for the year ended December 31, 2019:

	Amount Reclassified	Affected Line Item in
	from Accumulated Other	the Statement Where
(Dollars in thousands)	Comprehensive Income	Net Income is
Details about other comprehensive income	December 31, 2019	Presented
Unrealized gains on available-for-sale securities (a)
	$194	Investment securities gains on sale, net
	(41)	Income taxes
$153

(a)	Amounts in parentheses indicate expenses and other amounts indicate income.

There were no other reclassifications of amounts from accumulated other comprehensive income for the year ended December 31, 2020.

20.	RISKS AND UNCERTAINTIES

COVID-19 Update

The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was signed into law on March 27, 2020, and as a qualified SBA lender, we were automatically authorized to originate PPP loans. As of December 31, 2020, we approved 1,414 applications for up to $143.8 million of loans under the PPP. At December 31, 2020, we have processed $28.9 million of PPP loan forgiveness.

COVID-19 Loan Forbearance Programs. Section 4013 of the CARES Act provides that banks may elect not to categorize a loan modification as a TDR if the loan modification is (1) related to COVID-19; (2) executed on a loan that was not more than 30 days past due as of December 31, 2019; and (3) executed between March 1, 2020, and the earlier of (A) 60 days after the date on which the national emergency concerning the novel coronavirus disease (COVID–19) outbreak declared by the President on March 13, 2020, under the National Emergencies Act terminates, or (B) December 31, 2020. According to the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised) issued by the federal bank regulatory agencies on April 7, 2020, short-term loan modifications not otherwise eligible under Section 4013 that are made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief are not TDRs. This includes short-term (e.g., six months) modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. See Note 5 of the financial statements for additional disclosure of TDRs at December 31, 2020.

As of December 31, 2020, we modified 11 loans aggregating $24.5 million, consisting of the deferral of principal payments and the extension of the maturity date, compared to 362 loans aggregating $214.8 million at June 30, 2020.

21.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2020	2019
ASSETS
Cash and due from banks	$1,222	$2,577
Equity securities, at fair value	609	710
Investment in nonbank subsidiary	1	1,400
Investment in subsidiary bank	149,272	141,104
Other assets	1,561	977

TOTAL ASSETS	$152,665	$146,768

LIABILITIES
Trust preferred debt	$8,248	$8,248
Other liabilities	607	745
TOTAL LIABILITIES	8,855	8,993

STOCKHOLDERS' EQUITY	143,810	137,775

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$152,665	$146,768

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2020	2019

INCOME
Dividends from subsidiary bank	$4,700	$4,450
Dividends from nonbank subsidiary	1,399	1,000
(Loss) gain on equity securities	(101)	94
Other	7	12
Total income	6,005	5,556

EXPENSES
Interest expense	192	343
Salaries and employee benefits	465	909
Ohio state franchise tax	1,082	1,044
Other	796	996
Total expenses	2,535	3,292

Income before income tax benefit	3,470	2,264

Income tax benefit	(552)	(669)

Income before equity in undistributed net income of subsidiaries	4,022	2,933

Equity in undistributed net income of subsidiaries	4,327	9,778

NET INCOME	$8,349	$12,711

Comprehensive income	$10,791	$14,707

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2020	2019

OPERATING ACTIVITIES
Net income	$8,349	$12,711
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(5,726)	(10,742)
Equity in undistributed net loss of EMORECO	1,399	964
Stock-based compensation	144	548
Loss (gain) on equity securities	101	(94)
Other, net	(609)	3,095
Net cash provided by operating activities	3,658	6,482

FINANCING ACTIVITIES
Proceeds from issuance of common stock	-	95
Restricted stock cash portion	-	(44)
Stock options exercised	12	4
Proceeds from dividend reinvestment plan	-	372
Repurchase of treasury shares	(1,191)	(2,229)
Cash dividends	(3,834)	(3,685)
Net cash used in financing activities	(5,013)	(5,487)

(Decrease) increase in cash	(1,355)	995

CASH AT BEGINNING OF YEAR	2,577	1,582

CASH AT END OF YEAR	$1,222	$2,577

SUPPLEMENTAL INFORMATION
Increase in common stock through increase in other, net	$-	$265

22.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020

Total interest and dividend income	$13,009	$13,155	$13,507	$12,967
Total interest expense	2,976	2,430	2,148	1,696

Net interest income	10,033	10,725	11,359	11,271
Provision for loan losses	2,740	1,000	4,000	2,100

Net interest income after provision for loan losses	7,293	9,725	7,359	9,171

Total noninterest income	1,074	1,495	1,811	1,610
Total noninterest expense	7,252	7,689	7,022	7,825

Income before income taxes	1,115	3,531	2,148	2,956
Income taxes	74	565	295	467

Net income	$1,041	$2,966	$1,853	$2,489

Per share data:
Net income
Basic	$0.16	$0.47	$0.29	$0.39
Diluted	0.16	0.46	0.29	0.39
Average shares outstanding:
Basic	6,417,109	6,369,467	6,376,291	6,378,706
Diluted	6,429,443	6,388,118	6,385,765	6,397,681

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2019	2019	2019	2019

Total interest and dividend income	$13,484	$13,720	$13,885	$13,436
Total interest expense	3,254	3,451	3,307	3,128

Net interest income	10,230	10,269	10,578	10,308
Provision for loan losses	240	110	80	460

Net interest income after provision for loan losses	9,990	10,159	10,498	9,848

Total noninterest income	1,132	1,299	1,105	1,305
Total noninterest expense	7,500	7,482	7,673	7,378

Income before income taxes	3,622	3,976	3,930	3,775
Income taxes	611	686	661	634

Net income	$3,011	$3,290	$3,269	$3,141

Per share data:
Net income
Basic	$0.46	$0.51	$0.51	$0.48
Diluted	0.46	0.50	0.51	0.48
Average shares outstanding:
Basic	6,498,278	6,502,508	6,458,258	6,423,543
Diluted	6,510,568	6,514,946	6,479,066	6,455,387

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

Overview

During 2020, the Company reported net income of $8.3 million, or $1.30 per diluted share, compared with $12.7 million, or $1.95 per diluted share, in 2019. The Company’s net income as a percentage of average assets for 2020 and 2019 was 0.64% and 1.05%, respectively, while the Company’s net income as a percentage of average shareholders’ equity was 5.87% and 9.35%, respectively.

Highlights of the Company’s performance in 2020 (on a year-over-year basis unless noted) include the following:

●	Net income decreased 34.3% to $8.3 million, as a result of a $9.0 million annual increase in the provision for loan losses
●	Net interest income improved 4.8% to $43.4 million
●	Total noninterest income was up 23.7% to $6.0 million
●	Noninterest expense declined 0.8%
●	Pre-tax, pre-provision for loan losses(1) income increased 21.0% to $19.6 million
●	Allowance for loan losses increased 98.9% to $13.5 million
●	Allowance for loan losses to nonperforming loans was 171.3%, compared to 76.2%
●	Book value per share was up 5.1% to a record $22.54 per share
●	Tangible book value(1) per share was up 6.0% to a record $19.91 per share
●	Total loans increased 12.2% to $1.10 billion
●	Middlefield remains well capitalized with an equity to assets ratio of 10.3% at December 31, 2020

(1) A reconciliation of Non-GAAP financial measures can be found in the following tables.

Reconciliation of Common Stockholders' Equity to Tangible Common Equity *	For the Twelve Months Ended
(Dollar amounts in thousands)	December 31,	December 31,
	2020	2019

Stockholders' Equity (GAAP)	$143,810	$137,775
Less Goodwill and other intangibles	16,795	17,127
Tangible Common Equity (Non-GAAP)	$127,015	$120,648

Shares outstanding	6,379,323	6,423,630
Tangible book value per share	$19.91	$18.78

Reconciliation of Pre-Tax Pre-Provision Income (PTPP)	For the Twelve Months Ended

	December 31,	December 31,
	2020	2019

Net income (GAAP)	$8,349	$12,711
Add Income Taxes	1,401	2,592
Add Provision for loan losses	9,840	890
PTPP (Non-GAAP)	$19,590	$16,193

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

Valuation of Securities. Investment securities are classified as held to maturity or available for sale on the date of purchase. Only those securities classified as held to maturity are reported at amortized cost. Available-for-sale securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income, net of related deferred income taxes, on the Consolidated Balance Sheet. The majority of the Company’s securities are valued based on prices compiled by third party vendors using observable market data. However, certain securities are less actively traded and do not always have quoted market prices. The determination of fair value for less actively traded securities, therefore, requires judgment, with such determination requiring benchmarking to similar instruments or analyzing default and recovery rates. Examples include certain collateralized mortgage and debt obligations and high-yield debt securities. Realized securities gains or losses are reported within noninterest income in the Consolidated Statement of Income. The cost of securities sold is based on the specific identification method.

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

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for 81.4% of the total available-for-sale portfolio as of December 31, 2020, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

Changes in Financial Condition

General The Company’s total assets increased $209.5 million or 17.7% to $1.39 billion at December 31, 2020 from $1.18 billion at December 31, 2019. This increase was mostly due to an increase in cash and cash equivalents and net loans of $77.3 million and $113.1 million, respectively.

The increase in the Company’s total assets reflects a related increase in total liabilities of $203.5 million or 19.5% to a total balance of $1.25 billion at December 31, 2020 from $1.04 billion at December 31, 2019. The Company experienced an increase in total stockholders’ equity of $6.0 million. The increase in total liabilities was due to an increase in total deposits for the year of $204.4 million.

Total deposits increased $204.4 million or 20.0% to $1.23 billion at December 31, 2020 from $1.02 billion as of December 31, 2019. Short-term borrowings decreased $5.1 million from December 31, 2019. The net increase in total stockholders’ equity can be attributed to increases in retained earnings, accumulated other comprehensive income, and common stock of $4.5 million, $2.4 million, and $269,000, respectively, partially offset by an increase in treasury stock of $1.2 million or 7.6%, which is due to the Company repurchasing 58,200 of its outstanding shares during the year ended December 31, 2020.

On October 9, 2019, the Board of Directors of Middlefield Bank Corp. authorized a two-for-one stock split. Each shareholder of record at the close of business on October 25, 2019, received one additional share for every outstanding share held on the record date. The additional shares were paid on November 8, 2019.

Cash and cash equivalents Cash and due from banks and federal funds sold represent cash and cash equivalents which increased $77.3 million or 220.2% to $112.4 million at December 31, 2020 from $35.1 million at December 31, 2019. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. Increases in cash for the year can be traced primarily to pandemic-related government stimulus. This resulted in increased deposits, as both retail and commercial customers kept excess funds in liquid deposit accounts. A further increase to cash was the result of PPP forgiveness of $28.9 million as of December 31, 2020.

Investment securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. The balance of investment securities available for sale increased $8.6 million, or 8.2%, as compared to 2019. This increase includes purchases of investment securities available for sale of $24.1 million during the year ended December 31, 2020. The ratio of securities to total assets decreased to 8.2% at December 31, 2020, compared to 8.9% at December 31, 2019.

The municipal bond portfolio, which totaled $78.3 million or 68.5% of the Company's total investment portfolio at December 31, 2020, decreased $7.3 million as plummeting rates created fewer quality buying opportunities. The weighted-average federal tax-equivalent (FTE) yield on all debt securities at year-end 2020 decreased to 3.68% from 3.77% at year-end 2019. The Company's focus continues to be the generation of interest revenue primarily through loan growth. However, management will continue to invest excess funds in securities when opportunities arise.

The biggest opportunity in 2020 was in the subordinated debt market of other banks. The bank grew its portfolio to $21.1 million at December 31, 2020, an increase of $17.1 million from the previous year end. The average yield on these holdings is 5.19%. The Company expects to continue taking advantage of this market if similar quality investments can be found.

Loans receivable The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area, commercial and industrial loans, home equity lines of credit, and commercial real estate loans used to finance properties that are used in the borrowers’ businesses, or to finance investor-owned rental properties, and, to a lesser extent, construction and consumer loans. The portfolio is well dispersed, geographically, with the five branches in the central Ohio market comprising 23.4% of the Company’s total loans. Net loans receivable increased $113.1 million or 11.6% to $1.09 billion at December 31, 2020 from $977.5 million at December 31, 2019. Included in the total increase for loans receivable were increases in the commercial and industrial, CRE non-owner occupied, CRE owner occupied, and HELOC portfolios of $142.5 million, $7.2 million, $735,000, and $295,000, respectively. Also included in the total increase of loans receivable were decreases in the residential real estate, construction and other, consumer installment, and CRE multifamily portfolios of $803,000, $3.1 million, $4.6 million, and $22.5 million, respectively. The increase in the commercial and industrial portfolio includes the PPP loans issued as of December 31, 2020 of $116.1 million.

The product mix in the loan portfolio consists of CRE non-owner occupied loans equaling 28.0% of total loans, residential real estate loans, 21.2%, commercial and industrial loans, 21.0%, HELOC loans, 10.2%, CRE owner-occupied loans, 9.3%, construction and other loans, 5.8%, CRE multifamily loans, 3.6%, and consumer installment loans, 0.9%, at December 31, 2020 compared with 30.7%, 23.9%, 9.1% 11.4%, 10.4%, 6.8%, 6.3%, and 1.5%, respectively, at December 31, 2019.

Loans contributed 93.1% of total interest income in 2020 and 92.4% in 2019. The loan portfolio yield of 4.55% in 2020 was 27 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest yielding assets, it is inherently the riskiest portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

To minimize risks associated with changes in the borrower’s future repayment capacity, the Company generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

The Company expects loan growth to be minimal but will not lower the conservative credit standards to increase loan originations in a slowing economy. The Company remains committed to sound underwriting practices without sacrificing asset quality and avoiding exposure to unnecessary risk that could weaken the portfolio.

Since the opening of the PPP, several larger banks have been subject to litigation regarding the process and procedures that those banks used in processing applications for the PPP. Middlefield Bank may be exposed to the risk of similar litigation, from both customers and non-customers that approached the bank regarding PPP loans, regarding the process and procedures used in processing applications for the PPP. If any such litigation is filed against Middlefield Bank and is not resolved in a manner favorable to Middlefield Bank, it may result in significant financial liability or adversely affect Middlefield Bank’s reputation. In addition, litigation can be costly, regardless of outcome. Any financial liability, litigation costs or reputational damage caused by PPP-related litigation could have a material adverse impact on our business, financial condition and results of operations.

Middlefield Bank also has credit risk on PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded, or serviced by Middlefield Bank, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by Middlefield Bank, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of any loss related to the deficiency from Middlefield Bank.

Other real estate owned (“OREO”). OREO increased $7.2 million from December 31, 2019 to $7.4 million as of December 31, 2020. The increase is the result of the resolution of an isolated commercial real estate loan.

Restricted stock. The Company’s investment in FHLB’s restricted stock increased $1.2 million, or 31.4%, to $5.1 million as of December 31, 2020, compared to $3.8 million as of December 31, 2019.

Premises and equipment, net. The Company’s investment in premises and equipment, net increased $459,000, or 2.6%, to $18.3 million as of December 31, 2020, compared to $17.9 million as of December 31, 2019. This increase is mainly due to improvements to the new Mantua branch location and continued investments in EDP equipment.

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

The carrying value of goodwill was $15.1 million at December 31, 2020 and December 31, 2019. The Company considered the negative economic impact resulting from the COVID-19 shutdowns to be a triggering event necessitating a mid-cycle analysis for impairment. The Company performed a quantitative analysis of goodwill as of March 31, 2020 using multiple approaches. The primary methodology was the discounted cash flow approach, while also considering a market approach of comparing to multiples of similar public companies as well as market price with control premiums. The results from each of the primary approaches showed valuation of the reporting unit in excess of carrying value at March 31, 2020. A weighted average of the methodologies resulted in a fair value approximately 18% higher than its carrying value.

Each of the valuation methods used by the Company requires significant assumptions. Depending on the specific method, assumptions are made regarding growth rates, discount rates for cash flows, control premiums, and selected multiples. Changes to any of the assumptions could result in significantly different results. Based on the analysis performed as of March 31, 2020, the Company determined that goodwill was not impaired. The company also performed a qualitative assessment of goodwill as of September 30, 2020 with no resulting goodwill impairment.

The Company also monitors the ongoing value of core deposit intangibles and mortgage servicing rights (“MSR”). As of December 31, 2020, the Company recorded a decrease in core deposit intangibles of $332,000 to $1.7 million while MSR increased $86,000 to $469,000.

Bank-owned life insurance. Bank-owned life insurance (“BOLI”) is universal life insurance, purchased by the Company, on the lives of the Company’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by the Company as the owner of the policies. BOLI increased by $427,000 to $16.9 million as of December 31, 2020 from $16.5 million at the end of 2019 as a result of increases in cash surrender value.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 98.6% of the Company’s total funding sources at December 31, 2020. The deposit base consists of demand deposits, savings, money market accounts and time deposits. Total deposits increased $204.4 million or 20.0% to $1.23 billion at December 31, 2020 from $1.02 billion at December 31, 2019.

Noninterest-bearing demand, savings, and time deposits are the largest sources of funding for the Company's earning assets, making up a combined 67.8% of total deposits. The total increase in deposits is the result of increases in noninterest-bearing demand, interest-bearing demand, savings, and money market deposits of $100.0 million or 52.2%, $87.9 million or 81.5%, $51.9 million or 27.0%, and $37.7 million or 23.4%, respectively. This increase is net of a decrease in time deposits of $73.1 million or 19.8%, at December 31, 2020. The decrease in time deposits is largely the result of customers’ transition to more liquid deposit accounts during these uncertain times. We expect the migration of maturing deposits to non-maturing deposits to continue in the near term.

The Company avails itself of certain deposit brokers and listing services in an effort to facilitate growth. Although they are often priced favorably relative to FHLB advances, these deposits typically cost more than core deposits. Therefore, an effort is made to minimize them when prudent. Brokered and listing service deposits decreased $50.2 million from $117.1 million at December 31, 2019 to $66.9 million at December 31, 2020. As liquidity continues to strengthen, the need for these deposits will continue to decrease.

Borrowed funds. The Company uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, subordinated debt, and lines of credit from other banks. Borrowed funds decreased $787,000 or 4.4% to $17.0 million at December 31, 2020 from $17.8 million at December 31, 2019. The net decrease is a result of a partial shift of funding from FHLB to brokered deposits as well as the repayment of short-term borrowings.

In July 2017, the United Kingdom FCA, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. Subsequently, in November 2020, the FCA proposed end dates immediately following the December 31, 2021 publication for the one week and two month LIBOR settings, and the June 30, 2023 publication for other LIBOR tenors. These announcements indicate that the continuation of LIBOR on the current basis cannot and will not be guaranteed after December 31, 2021 or June 30, 2023, as applicable. The Company formed a special purpose entity to issue $8.0 million of floating rate mandatorily redeemable trust preferred securities (“TruPS”). The rate on the TruPS adjusts quarterly, equal to LIBOR plus 1.67%. The cessation of LIBOR quotes in 2021 and the uncertainty over possible replacement rates for LIBOR will affect our TruPS. The Company expects a consensus as to what rate or rates may become accepted alternatives to LIBOR in 2021.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines.

Stockholders’ equity totaled $143.8 million at December 31, 2020, compared to $137.8 million at December 31, 2019, which represents an increase of $6.0 million or 4.4%. Retained earnings increased $4.5 million resulting from net income of $8.3 million, less cash dividends paid of $3.8 million, or $0.60 per share, year-to-date. Common stock increased $269,000, or 0.3%, to $86.9 million at December 31, 2020 from $86.6 million at December 31, 2019. The Company maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2019, shareholders invested $372,000 through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 17,866 new shares at a weighted average price of $20.80. There were no new shares issued under this plan during the year ended December 31, 2020. Accumulated other comprehensive income increased by $2.4 million during 2020 primarily due to an increase in the value of the Company’s available-for-sale securities. Treasury stock increased by $1.2 million due to the Company repurchasing 58,200 of its outstanding shares during the year ended December 31, 2020 at a weighted average price of $20.41 per share.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include nonaccrual loans and exclude the allowance for loan and lease losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities and loans (tax-exempt for federal income tax purposes) are shown on a fully tax-equivalent basis utilizing a federal tax rate of 21% for the years ended December 31, 2020, 2019, and 2018. Yields and rates have been calculated on an annualized basis utilizing monthly interest amounts.

	For the Twelve Months Ended December 31,
	2020			2019			2018

	Average		Average	Average		Average	Average		Average
(Dollar amounts in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable (3)	$1,079,788	$49,003	4.55%	$997,744	$50,390	5.06%	$950,455	$46,576	4.91%
Investment securities (3)	109,863	3,381	3.68%	101,381	3,188	3.77%	96,856	2,950	3.67%
Interest-earning deposits with other banks (4)	56,222	254	0.45%	44,943	947	2.11%	43,701	831	1.90%
Total interest-earning assets	1,245,873	52,638	4.28%	1,144,068	54,525	4.83%	1,091,012	50,357	4.68%
Noninterest-earning assets	68,219			61,596			53,964
Total assets	$1,314,092			$1,205,664			$1,144,976
Interest-bearing liabilities:
Interest-bearing demand deposits	$144,897	445	0.31%	$102,550	374	0.36%	$120,191	280	0.23%
Money market deposits	172,587	1,501	0.87%	167,187	2,438	1.46%	158,364	1,754	1.11%
Savings deposits	211,151	510	0.24%	199,515	1,399	0.70%	217,270	1,421	0.65%
Certificates of deposit	347,609	6,506	1.87%	369,006	8,198	2.22%	282,602	5,176	1.83%
Short-term borrowings	22,637	79	0.35%	14,808	368	2.49%	42,231	842	1.99%
Other borrowings	15,629	209	1.34%	12,986	363	2.80%	15,914	436	2.74%
Total interest-bearing liabilities	914,510	9,250	1.01%	866,052	13,140	1.52%	836,572	9,909	1.18%
Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	252,615			199,672			181,067
Other liabilities	4,726			4,040			2,263
Stockholders' equity	142,241			135,900			125,074
Total liabilities and stockholders' equity	$1,314,092			$1,205,664			$1,144,976
Net interest income		$43,388			$41,385			$40,448
Interest rate spread (1)			3.27%			3.31%			3.49%
Net interest margin (2)			3.54%			3.68%			3.77%
Ratio of average interest-earning assets to average interest-bearing liabilities			136.23%			132.10%			130.41%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Tax-equivalent adjustments to calculate the yield on tax-exempt securities and loans were $742, $720, and $682, for 2020, 2019, and 2018, respectively.
(4) Includes dividends received on restriced stock.

Interest Rates and Interest Differential

	2020 versus 2019			2019 versus 2018

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$3,942	$(5,329)	$(1,387)	$2,357	$1,457	$3,814
Investment securities	316	(123)	193	168	70	238
Interest-bearing deposits with other banks	144	(837)	(693)	25	91	116
Total interest-earning assets	4,402	(6,289)	(1,887)	2,550	1,618	4,168

Interest-bearing liabilities:
Interest-bearing demand deposits	143	(72)	71	(52)	146	94
Money market deposits	63	(1,000)	(937)	113	571	684
Savings deposits	55	(944)	(889)	(120)	98	(22)
Certificates of deposit	(438)	(1,254)	(1,692)	1,750	1,272	3,022
Short-term borrowings	111	(400)	(289)	(615)	141	(474)
Other borrowings	55	(209)	(154)	(81)	8	(73)
Total interest-bearing liabilities	(11)	(3,879)	(3,890)	995	2,236	3,231

Net interest income	$4,413	$(2,410)	$2,003	$1,555	$(618)	$937

The ratio of net income to average shareholders’ equity and average total assets and certain other ratios are as follows for periods ended December 31:

(Dollars in thousands)	2020	2019	2018

Average total assets	$1,314,092	$1,205,664	$1,144,976

Average shareholders' equity	$142,241	$135,900	$125,074

Net income	$8,349	$12,711	$12,431

Cash dividends declared per share	$0.60	$0.57	$0.59

Return on average total assets	0.64%	1.05%	1.09%

Return on average shareholders' equity	5.87%	9.35%	9.94%

Dividend payout ratio (1)	45.92%	28.99%	30.40%

Average shareholders' equity to average assets	10.82%	11.27%	10.92%

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

The allowance for loan and lease loss balance as of December 31, 2020 totaled $13.5 million representing a $6.7 million increase from the end of 2019. For the year of 2020, the provision for loan losses was $9.8 million which represented an increase of $9.0 million from the $890,000 provided during 2019. During 2020, net charge-offs increased by $1.6 million to $3.1 million compared to $1.6 million in 2019. Two key ratios to monitor asset quality performance are net charge-offs to average loans and the allowance for loan and lease losses to nonperforming loans. At year-end 2020, these ratios were 0.29% and 171.28%, respectively, compared to 0.16% and 76.22% in 2019. During the 2020 third quarter, charge-offs were higher as a result of resolving a large problem commercial loan that was transferred to, and remains in, other real estate owned as of the end of the year.

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

As a result of the economic turmoil brought on by reactions to the pandemic, management used qualitative factors to protect the balance sheet against potential credit losses. This led to an increase in the ALLL to total loans ratio from 0.69% to 1.22%.

Although management uses the best information available to make the determination of the adequacy of the ALLL at December 31, 2020, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. See Notes 5 and 20 for discussions on the impact the COVID-19 pandemic has had on the bank’s ALLL assessment. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's ALLL at the dates and for the periods presented:

	For the Years Ended
	December 31,
(Dollars in thousands)	2020	2019	2018	2017	2016

Allowance balance at beginning of period	$6,768	$7,428	$7,190	$6,598	$6,385

Loans charged off:
Commercial real estate:
Owner occupied	(50)	(32)	(14)	(39)	-
Non-owner occupied	(3,022)	-	(97)	-	(70)
Multifamily	-	-	-	-	-
Residential real estate	(62)	(361)	(103)	(109)	(414)
Commercial and industrial	(245)	(519)	(610)	(536)	(237)
Home equity lines of credit	(55)	(162)	(74)	(8)	-
Construction and other	-	-	-	-	-
Consumer installment	(405)	(735)	(220)	(462)	(22)

Total loans charged off	(3,839)	(1,809)	(1,118)	(1,154)	(743)

Recoveries of loans previously charged-off:
Commercial real estate:
Owner occupied	17	5	-	111	-
Non-owner occupied	74	12	-	-	140
Multifamily	-	-	-	-	-
Residential real estate	42	46	93	220	138
Commercial and industrial	294	82	287	234	90
Home equity lines of credit	84	32	35	21	3
Construction and other	157	74	63	34	-
Consumer installment	22	8	38	81	15

Total recoveries	690	259	516	701	386

Net loans charged off	(3,149)	(1,550)	(602)	(453)	(357)

Provision for loan losses	9,840	890	840	1,045	570

Allowance balance at end of period	$13,459	$6,768	$7,428	$7,190	$6,598

Loans outstanding:
Average	$1,079,788	$997,744	$950,455	$857,361	$565,223
End of period	$1,104,085	$984,258	$992,109	$923,213	$609,140

Ratio of allowance for loan and lease losses to loans outstanding at end of period	1.22%	0.69%	0.75%	0.78%	1.08%
Net charge-offs to average loans	0.29%	0.16%	0.06%	0.05%	0.06%

The following table illustrates the allocation of the Company's allowance for loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2020		2019		2018		2017		2016
		Percent of		Percent of		Percent of		Percent of		Percent of
		Loans in Each		Loans in Each		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to		Category to		Category to
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial real estate:
Owner occupied	$1,342	9.34%	$801	10.40%	$1,313	10.62%	$1,464	11.23%	$1,119	12.32%
Non-owner occupied	6,817	28.03	3,382	30.70	2,862	30.68	2,267	28.04	1,828	23.39
Multifamily	461	3.58	340	6.30	473	8.78	301	7.98	181	4.94
Residential real estate	1,683	21.19	726	23.86	761	23.06	1,024	23.95	1,660	30.96
Commercial and industrial	1,353	21.02	456	9.10	969	8.45	999	10.98	448	9.95
Home equity lines of credit	1,405	10.19	932	11.40	820	10.85	736	10.51	1,158	13.50
Construction and other	378	5.76	103	6.77	103	5.86	317	5.28	179	4.20
Consumer installment	20	0.89	28	1.46	127	1.69	82	2.03	25	0.74

Total	$13,459	100.0%	$6,768	100.0%	$7,428	100.0%	$7,190	100.0%	$6,598	100.0%

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

Nonperforming loans exclude TDRs that are performing in accordance with their terms over a prescribed period of time. TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 25 TDRs accruing interest with a balance of $2.6 million as of December 31, 2020, compared to 37 TDRs with a balance of $3.6 million as of December 31, 2019. Nonperforming loans amounted to $7.9 million or 0.7% of total loans and $8.9 million or 0.9% of total loans at December 31, 2020 and December 31, 2019, respectively.

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

The following table summarizes nonperforming loans by category:

	At December 31,
	2020	2019	2018	2017	2016
	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis
Commercial real estate:
Owner occupied	$458	$1,162	$1,769	$2,187	$1,049
Non-owner occupied	3,758	3,289	1,004	1,023	249
Multifamily	-	-	-	-	-
Residential real estate	2,487	2,576	2,260	3,201	3,406
Commercial and industrial	509	946	996	1,120	454
Home equity lines of credit	422	709	471	801	628
Construction and other	-	-	91	101	111
Consumer installment	224	197	4	-	6
Total nonaccrual loans	$7,858	$8,879	$6,595	$8,433	$5,903
Accruing loans which are contractually past due ninety days or more	$-	$-	$945	$-	$-

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower's financial condition is such that collection of interest is doubtful. Payments received on nonaccrual loans are applied against principal according to management's assessment of collectability.

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

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $206,000 in 2020, and $257,000 in 2019. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2020 Results Compared to 2019 Results

General The Company posted net income of $8.3 million, compared to $12.7 million for the year ended December 31, 2019. On a per share basis, 2020 earnings were $1.30 per diluted share, representing a decrease from the $1.95 per diluted share for the year ended December 31, 2019. The return on average equity for the year ended December 31, 2020, was 5.87% and the Company’s return on average assets was 0.64%, compared to 9.35% and 1.05%, respectively, for the year ended December 31, 2019.

Net interest income Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $2.0 million in 2020 to $43.4 million compared to $41.4 million for 2019. This increase is the result of a $3.9 million decrease in interest expense with only a $1.9 million decrease in interest and dividend income. Interest-earning assets averaged $1.25 billion during 2020, a year-over-year increase of $101.8 million from $1.14 billion for 2019. The Company’s average interest-bearing liabilities increased from $866.1 million in 2019 to $914.5 million in 2020.

Net interest margin, a key performance indicator, is net interest income as a percentage of total interest-earning assets. For 2020 the net interest margin, measured on a fully taxable-equivalent basis, decreased to 3.54%, compared to 3.68% in 2019. The decline in the net interest margin is attributable to a 51 basis points decrease in the yield on total interest-bearing liabilities partially offset by a decrease of 55 basis points in the yield on total interest-earning assets for the year ended December 31, 2020.

Interest and dividend income Interest and dividend income decreased $1.9 million to $52.6 million for 2020 which is attributable to a $1.4 million decrease in interest and fees on loans. This change was the result of an increase in the average balance of loans receivable, accompanied by a lower yield on the portfolio. The average balance of loans receivable increased by $82.0 million or 8.22% to $1.08 billion for the year ended December 31, 2020 as compared to $997.7 million for the year ended December 31, 2019, which resulted in a $3.9 million increase to interest income. The loans receivable yield decreased to 4.55% for 2020, from 5.06% in 2019, which resulted in a $5.3 million decrease to interest income.

Interest on investment securities increased $193,000 to $3.4 million for 2020, compared to $3.2 million for 2019. The average balance of investment securities increased $8.5 million to $109.9 million for the year ended December 31, 2020 as compared to $101.4 million for the year ended December 31, 2019. The investment securities yield decreased 9 basis points to 3.68% for 2020, compared to 3.77% for 2019.

Interest expense Interest expense decreased $3.9 million or 29.6% to $9.3 million for 2020, compared with $13.1 million for 2019. This change in interest expense can be partially attributed to an increase in the average balance of interest-bearing liabilities, accompanied by a lower yield on the portfolio. For the year ended December 31, 2020 the average balance of interest-bearing liabilities increased by $48.5 million to $914.5 million as compared to $866.1 million for the year ended December 31, 2019. Interest incurred on deposits decreased by $3.4 million for the year from $12.4 million in 2019 to $9.0 million for year-end 2020. The change in deposit expense was due to an increase in the average balance with a 40 basis point decrease in the cost of deposits during the year. Interest expense incurred on FHLB advances, junior subordinated debt and other borrowings decreased 60.6% from 2019. The decrease was due to a $10.5 million increase in the average balance, offset by 359 basis points decrease in the cost to borrow.

Provision for loan losses The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2020 was $9.8 million compared to $890,000 in 2019. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations.

At December 31, 2020, we considered the effect of the economic shutdown to combat COVID-19 on our borrowers and local economy. Although stimulus and mitigation efforts have thus far reduced the impact, we believe an increase to the economic qualitative factors was warranted. The increased provision is largely the result of the resolution of an isolated commercial real estate loan along with increases to the current economic condition’s qualitative factors. The provision attributable to the commercial real estate loan resolution is $2.7 million.

The ratio of nonperforming loans to total loans was 0.71% at December 31, 2020, a decrease from 0.90% at December 31, 2019. The ratio of the allowance for loan and lease losses to total loans increased to 1.22% of total loans at December 31, 2020 compared to 0.69% at December 31, 2019. This is due to an increase in impaired loans and the allowance being adjusted to address the economic slowdown during the twelve months ended December 31, 2020.

Noninterest income Noninterest income increased $1.1 million or 23.7% to $6.0 million for 2020 compared to $4.8 million for 2019. This increase was largely the result of an increase in gain on sale of loans of $1.1 million.

Noninterest expense Operating expenses decreased $245,000, or 0.8% to $29.8 million for 2020 compared to $30.0 million for 2019. The decrease was largely the result of decreases in salaries and employee benefits expense and professional fees of $948,000 and $324,000, respectively. The decrease in salary expense is due to a decrease in profit sharing expense recorded as well as an increase in the deferred costs related to PPP loans. The decrease in professional fees is due to a decrease in attorney’s fees along with a decrease in the number of past due customers from the prior year. This decrease was partially offset by increases in other expense and data processing costs of $470,000 and $442,000, respectively. The increase in data processing costs is due to new and increased costs of processing agreements, and the increase in other expense is due to increases in miscellaneous loan expenses, postage, and sundry gains and losses.

Provision for income taxes The provision for income taxes decreased by $1.2 million, or 45.9%, to $1.4 million for 2020 from $2.6 million for 2019. The Company’s effective federal income tax rate in 2020 was 14.4% compared to 16.9% in 2019.

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

The Company's liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), equity securities, and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2020, cash and cash equivalents totaled $112.4 million or 8.1% of total assets, equity securities totaled $609,000 or 0.0% of total assets, and investment securities classified as available for sale totaled $114.4 million or 8.2% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, brokered deposits, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $15.1 million and $13.5 million for 2020 and 2019, respectively, generated principally from net income of $8.3 million and $12.7 million in these respective periods.

Investing activities used net cash of $135.3 million, which consisted primarily of an increase in loans of $127.9 million. Also included in this usage are investment purchases of $24.1 million. Partially offsetting the usage are the proceeds from investment repayments and maturities of $18.2 million. For the same period ended 2019, investing activities provided $276,000 which consisted primarily of available-for-sale securities trading activity. The cash provided primarily consisted of proceeds from repayments and maturities of investments and the sale of securities of $17.7 million, and $12.3 million, respectively. Partially offsetting the proceeds is the usage from investment purchases of $35.0 million.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments and the payment of dividends. During 2020, net cash provided by financing activities totaled $197.5 million, principally derived from an increase in deposits of $204.4 million. Partially offsetting the proceeds are decreases in short-term borrowings, net, of $5.1 million and the payment of $3.8 million in cash dividends. During 2019, net cash used in financing activities totaled $86.6 million, principally derived from a decrease in short-term borrowings, net, of $85.3 million. Partially offsetting the usage are proceeds from the net increase in deposits of $4.8 million.

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

Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 978 stockholders of record as of December 31, 2020. The Company’s common stock is traded and authorized for quotation on NASDAQ under the symbol “MBCN.” The Company currently expects consistency in the payout of future cash dividends.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's registered public accounting firm because section 989G of the Dodd Frank Act exempts smaller reporting companies from the requirement of an attestation by registered public accountants concerning internal controls over financial reporting.

/s/ Thomas G. Caldwell

By: Thomas G. Caldwell

President and Chief Executive Officer

(Principal Executive Officer)

Date: March 12, 2021

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 12, 2021