Form 10-K, Exhibit 13
period 2021-12-31
MIDDLEFIELD BANC CORP
filed 2022-03-15
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Middlefield Banc Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2021 and 2020; the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Allowance for Loan Losses (ALL) – Qualitative Factors

Description of the Matter

The Company’s loan portfolio totaled $981.7 million as of December 31, 2021, and the associated ALL was $14.3 million. As discussed in Notes 1 and 5 to the consolidated financial statements, determining the amount of the ALL requires significant judgment about the collectability of loans, which includes an assessment of quantitative factors such as historical loss experience within each risk category of loans and testing of certain commercial loans for impairment. Management applies additional qualitative adjustments to reflect the inherent losses that exist in the loan portfolio at the balance sheet date that are not reflected in the historical loss experience. Qualitative adjustments are made based upon changes in lending policies and practices, economic conditions, changes in the loan portfolio mix, trends in loan delinquencies and classified loans, collateral values, and concentrations of credit risk for the commercial loan portfolios.

We identified these qualitative adjustments within the ALL as critical audit matters because they involve a high degree of subjectivity. In turn, auditing management’s judgments regarding the qualitative factors applied in the ALL calculation involved a high degree of subjectivity.

How We Addressed the Matter in Our Audit

We gained an understanding of the Company’s process for establishing the ALL, including the qualitative adjustments made to the ALL. We evaluated the design and tested the operating effectiveness of controls over the Company’s ALL process, which included, among others, management’s review and approval controls designed to assess the need and level of qualitative adjustments to the ALL, as well as the reliability of the data utilized to support management’s assessment.

To test the qualitative adjustments, we evaluated the appropriateness of management’s methodology and assessed whether all relevant risks were reflected in the ALL and the need to consider qualitative adjustments, including the potential effect of COVID-19 on the adjustments.

Allowance for Loan Losses (ALL) – Qualitative Factors (Continued)

How We Addressed the Matter in Our Audit (Continued)

Regarding the measurement of the qualitative adjustments, we evaluated the completeness, accuracy, and relevance of the data and inputs utilized in management’s estimate. For example, we compared the inputs and data to the Company’s historical loan performance data, third-party macroeconomic data, and peer bank data and considered the existence of new or contrary information. We also compared the ALL to a range of historical losses to evaluate the ALL, including the reasonableness of qualitative adjustments. Furthermore, we analyzed the changes in the components of the qualitative reserves relative to changes in external market factors, the Company’s loan portfolio, and asset quality trends, which included the evaluation of management’s ability to capture and assess relevant data from both external sources and internal reports on loan customers affected by the COVID-19 pandemic and the supporting documentation for substantiating revisions to qualitative factors.

We also utilized internal credit review specialists with knowledge to evaluate the appropriateness of management’s risk-rating processes, to ensure that the risk ratings applied to the commercial loan portfolio were reasonable.

We have served as the Company’s auditor since 1986.

/s/S. R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

March 15, 2022

MIDDLEFIELD BANC CORP.
CONSOLIDATED BALANCE SHEET
(Dollar amounts in thousands)

	December 31,
	2021	2020

ASSETS
Cash and due from banks	$97,172	$92,874
Federal funds sold	22,322	19,543
Cash and cash equivalents	119,494	112,417
Equity securities, at fair value	818	609
Investment securities available for sale, at fair value	170,199	114,360
Loans held for sale	1,051	878
Loans:
Commercial real estate:
Owner occupied	111,470	103,121
Non-owner occupied	283,618	309,424
Multifamily	31,189	39,562
Residential real estate	240,089	233,995
Commercial and industrial	148,812	232,044
Home equity lines of credit	104,355	112,543
Construction and other	54,148	63,573
Consumer installment	8,010	9,823
Total loans	981,691	1,104,085
Less: allowance for loan and lease losses	14,342	13,459
Net loans	967,349	1,090,626
Premises and equipment, net	17,272	18,333
Goodwill	15,071	15,071
Core deposit intangibles	1,403	1,724
Bank-owned life insurance	17,060	16,938
Other real estate owned	6,992	7,387
Accrued interest receivable and other assets	14,297	13,636

TOTAL ASSETS	$1,331,006	$1,391,979

LIABILITIES
Deposits:
Noninterest-bearing demand	$334,171	$291,347
Interest-bearing demand	196,308	195,722
Money market	177,281	198,493
Savings	260,125	243,888
Time	198,725	295,750
Total deposits	1,166,610	1,225,200
Other borrowings	12,901	17,038
Accrued interest payable and other liabilities	6,160	5,931
TOTAL LIABILITIES	1,185,671	1,248,169
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 7,330,548 and 7,308,685 shares issued; 5,888,737 and 6,379,323 shares outstanding	87,131	86,886
Retained earnings	83,971	69,578
Accumulated other comprehensive income	3,462	4,284
Treasury stock, at cost; 1,441,811 and 929,362 shares	(29,229)	(16,938)
TOTAL STOCKHOLDERS' EQUITY	145,335	143,810

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,331,006	$1,391,979

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF INCOME
(Dollar amounts in thousands, except per share data)

	Year Ended December 31,
	2021	2020
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$47,896	$49,003
Interest-earning deposits in other institutions	90	118
Federal funds sold	3	22
Investment securities:
Taxable interest	1,679	909
Tax-exempt interest	2,565	2,472
Dividends on stock	102	114
Total interest and dividend income	52,335	52,638

INTEREST EXPENSE
Deposits	3,913	8,962
Short-term borrowings	-	79
Other borrowings	152	209
Total interest expense	4,065	9,250

NET INTEREST INCOME	48,270	43,388

Provision for loan losses	700	9,840

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	47,570	33,548

NONINTEREST INCOME
Service charges on deposit accounts	3,425	2,539
Gains (losses) on equity securities	209	(101)
Earnings on bank-owned life insurance	546	427
Gain on sale of loans	1,240	1,487
Revenue from investment services	727	526
Other income	1,059	1,112
Total noninterest income	7,206	5,990

NONINTEREST EXPENSE
Salaries and employee benefits	17,151	15,835
Occupancy expense	2,178	2,158
Equipment expense	1,361	1,308
Data processing costs	2,880	2,650
Ohio state franchise tax	1,144	1,082
Federal deposit insurance expense	494	423
Professional fees	1,313	1,359
Net gain (loss) on other real estate owned	11	(172)
Advertising expense	885	698
Software amortization expense	361	351
Core deposit intangible amortization	321	332
Other expense	3,979	3,764
Total noninterest expense	32,078	29,788

Income before income taxes	22,698	9,750
Income taxes	4,065	1,401

NET INCOME	$18,633	$8,349

EARNINGS PER SHARE
Basic	$3.01	$1.31
Diluted	3.00	1.30

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Dollar amounts in thousands)

	Year Ended December 31,
	2021	2020

Net income	$18,633	$8,349

Other comprehensive income (loss):
Net unrealized holding gain on available- for-sale investment securities	(1,041)	3,091
Tax effect	219	(649)

Reclassification adjustment for investment securities gains included in net income	-	-
Tax effect	-	-

Total other comprehensive income (loss)	(822)	2,442

Comprehensive income	$17,811	$10,791

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollar amounts in thousands, except dividend per share amount)

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders'
	Shares	Amount	Earnings	Income (Loss)	Stock	Equity
Balance, December 31, 2019	7,294,792	$86,617	$65,063	$1,842	$(15,747)	$137,775

Net income			8,349			8,349
Other comprehensive income				2,442		2,442
Stock options exercised	1,350	12				12
Stock-based compensation, net	12,543	257				257
Treasury shares acquired (58,200 shares)					(1,191)	(1,191)
Cash dividends ($0.60 per share)			(3,834)			(3,834)

Balance, December 31, 2020	7,308,685	$86,886	$69,578	$4,284	$(16,938)	$143,810

Net income			18,633			18,633
Other comprehensive income (loss)				(822)		(822)
Stock options exercised	10,650	94				94
Stock-based compensation, net	11,213	151				151
Treasury shares acquired (512,449 shares)					(12,291)	(12,291)
Cash dividends ($0.69 per share)			(4,240)			(4,240)

Balance, December 31, 2021	7,330,548	$87,131	$83,971	$3,462	$(29,229)	$145,335

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollar amounts in thousands)

	Year Ended December 31,
	2021	2020
OPERATING ACTIVITIES
Net income	$18,633	$8,349
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	700	9,840
(Gain) loss on equity securities	(209)	101
Depreciation and amortization of premises and equipment, net	1,420	1,342
Software amortization expense	361	351
Financing lease amortization expense	313	286
Gain on sale of premises and equipment	-	(27)
Amortization of premium and discount on investment securities, net	506	365
Accretion of deferred loan fees, net	(4,780)	(2,790)
Amortization of core deposit intangibles	321	332
Stock-based compensation (income) expense, net	478	144
Origination of loans held for sale	(34,081)	(42,487)
Proceeds from sale of loans	35,148	44,316
Gain on sale of loans	(1,240)	(1,487)
Earnings on bank-owned life insurance	(546)	(427)
Deferred income tax	(401)	(1,348)
Gain on other real estate owned	(43)	(253)
Increase in accrued interest receivable	1,078	(1,739)
Decrease in accrued interest payable	(343)	(337)
Other, net	(1,893)	551
Net cash provided by operating activities	15,422	15,082

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	11,521	18,170
Purchases	(68,907)	(24,071)
Decrease (increase) in loans, net	127,294	(127,874)
Proceeds from the sale of other real estate owned	501	709
Net purchase of premises and equipment	(605)	(1,077)
Proceeds from the disposal of premises and equipment	-	27
Purchase of restricted stock	-	(1,600)
Redemption of restricted stock	658	391
Proceeds from bank-owned life insurance	424	-
Net cash (used in) provided by investing activities	70,886	(135,325)

FINANCING ACTIVITIES
Net (decrease) increase in deposits	(58,590)	204,357
Decrease in short-term borrowings, net	-	(5,075)
Proceeds from other borrowings	-	3,952
Repayment of other borrowings	(4,204)	(674)
Stock options exercised	94	12
Repurchase of treasury shares	(12,291)	(1,191)
Cash dividends	(4,240)	(3,834)
Net cash (used in) provided by financing activities	(79,231)	197,547

Increase (decrease) in cash and cash equivalents	7,077	77,304

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	112,417	35,113

CASH AND CASH EQUIVALENTS AT END OF YEAR	$119,494	$112,417

See accompanying notes to the consolidated financial statements.

	Year Ended December 31,
	2021	2020
SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$4,408	$9,587
Income taxes	5,526	2,177

Noncash investing transactions:
Transfers from loans to other real estate owned	$63	$7,688
Finance lease assets added to premises and equipment	(67)	(1,010)

Noncash financing transactions:
Finance lease liabilities added to borrowed funds	$67	$1,010

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio, whose consolidated financial statements also include the accounts of MBC’s subsidiary, Middlefield Investments, Inc. (“MI”), established March 13, 2019. Significant intercompany items have been eliminated in preparing MBC’s consolidated financial statements. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, including interest earnings on residential real estate, commercial mortgage, commercial and consumer financings, and interest earnings on investment securities and deposit services to its customers through sixteen full-service locations. The Company is supervised by the Board of Governors of the Federal Reserve System. At the same time, MBC is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly-owned subsidiaries, MBC and EMORECO, Inc. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

The financial statements have been prepared according to U.S. Generally Accepted Accounting Principles. In preparing the financial statements, management must make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ from those estimates.

Investment and Equity Securities

Investment securities are classified at the time of purchase, based on management’s intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, computed using a level yield method, and recognized as interest income adjustments. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned. For 2021 and 2020, this category includes common stocks of public companies that the Company has the positive intent and ability to hold for an indeterminate amount of time. Such securities are reported at fair value, with unrealized holding gains and losses included in earnings.

Securities are evaluated quarterly and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other-than-temporary. For debt securities, management considers whether the present value of cash flows expected to be collected is less than the security’s amortized cost basis (the difference defined as the credit loss), the magnitude and duration of the decline, the reasons underlying the decline and the Bank’s intent to sell the security or whether it is more likely than not that the Bank would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, if the Bank does not intend to sell the security, and it is more likely than not that it will not be required to sell the security, before recovery of the security’s amortized cost basis, the charge to earnings is limited to the amount of credit loss. Any remaining difference between fair value and amortized cost (the difference defined as the non-credit portion) is recognized in other comprehensive income, net of applicable taxes. Otherwise, the difference between fair value and the amortized cost is charged to earnings. For equity securities where the fair value has been significantly below cost for one year, the Bank’s policy recognizes an impairment loss unless sufficient evidence is available that the decline is not other-than-temporary and a recovery period can be predicted.

Restricted Stock

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2021 and 2020, remains in compliance with regulatory capital and liquidity requirements and continues to pay dividends on the stock and make redemptions at the par value. Considering these factors, management concluded that the stock was not impaired on December 31, 2021, or 2020.

Mortgage Banking Activities

The Bank sells mortgage loans on a servicing retained basis. Servicing rights are initially recorded at fair value, with the income statement effect recorded in gains on sales of loans. The Bank measures servicing assets using the amortization method. Loan servicing rights are amortized in proportion to and throughout estimated net future servicing revenue. The expected period of the estimated net servicing income is partly based on the expected prepayment of the underlying mortgages. The unamortized balance of mortgage servicing rights is included in accrued interest and other assets on the Consolidated Balance Sheet.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material. The Bank is servicing loans for others in the amount of $105.9 million and $92.3 million on December 31, 2021, and 2020, respectively.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances net of the allowance for loan and lease losses. Interest income is recognized, when earned, on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that the collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan’s yield. These amounts are amortized over the contractual life of the associated loans.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents the amount that management estimates is adequate to provide for probable loan losses inherent in the loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan and lease losses is established through a provision for loan losses charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan and lease losses, which encompasses the overall risk characteristics of the various portfolio segments, experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan and lease losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to a significant change in the near term.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Loans that experience insignificant payment delays, which are defined as 89 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when a realized loss has occurred. An allowance for loan and lease losses is maintained for estimated losses until such time. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is used to reduce principal.

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Management determines the significance of payment delays on a case-by-case basis, considering all circumstances concerning the loan, the creditworthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall concerning the principal and interest owed.

Loans Acquired

Loans acquired, including loans that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable, are initially recorded at fair value (as determined by the present value of expected future cash flows) with no valuation allowance. Loans are evaluated individually to determine if there is evidence of deterioration of credit quality since origination. The difference between the undiscounted cash flows expected at acquisition and the investment in the loan, or the “accretable yield,” is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “non-acceptable difference,” are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over its remaining estimated life. Decreases in expected cash flows are recognized immediately as impairment. Any valuation allowances on these impaired loans reflect only losses incurred after acquisition.

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

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost net of accumulated depreciation. Depreciation is computed on the straight-line method over the assets' estimated useful lives, which range from three to 20 years for furniture, fixtures, and equipment and 3 to 40 years for buildings and leasehold improvements. Expenditures for maintenance and repairs are charged against income as incurred. Costs of significant additions and improvements are capitalized.

Leases

The Company has operating and financing leases for several branch locations and office space. Generally, the underlying lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company may also lease specific office equipment under operating leases. Many of our leases include both lease (e.g., minimum rent payments) and non-lease components (e.g., common-area or other maintenance costs). The Company accounts for each element separately based on the standalone price of each component. In addition, there may be operating and financing leases with lease terms of less than one year. Therefore we have elected the practical expedient to exclude these short-term leases from our right-of-use assets and lease liabilities.

Most leases include one or more options to renew. The exercise of lease renewal options is typically at the sole discretion of management. It is based on whether the extension options are reasonably certain to be exercised after giving proper consideration to all facts and circumstances of the lease. If management determines that the Company is reasonably sure to exercise the extension option(s), the additional term is included in the calculation of the right-of-use asset and a lease liability.

As most of our leases do not provide an implicit rate, we use the fully collateralized FHLB borrowing rate commensurate with the lease terms based on the information available at the lease commencement date in determining the present value of the lease payments.

Goodwill

The Company accounts for goodwill using either a qualitative assessment or a two-step process for testing the impairment of goodwill on at least an annual basis. Either of these approaches could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts. No impairment of goodwill was recognized in any of the periods presented.

Intangible Assets

Intangible assets include core deposit intangibles, which measure the value of consumer demand and savings deposits acquired in business combinations accounted for as purchases. The core deposit intangibles are being amortized to their estimated residual values over their expected useful lives, commonly ten years. The recoverability of the carrying value of intangible assets is evaluated on an ongoing basis, and permanent declines in value, if any, are charged to expense.

Bank-Owned Life Insurance (“BOLI”)

The Company owns insurance on the lives of a specific group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans, including healthcare. The cash surrender value of these policies is included as an asset on the Consolidated Balance Sheet, and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statement of Income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as tax-free noninterest income.

Other Real Estate Owned (“OREO”)

Real estate properties acquired through foreclosure are initially recorded at fair value at the foreclosure date, establishing a new cost basis. After foreclosure, management periodically performs valuations, and the real estate is carried at the lower of cost or fair value less estimated cost to sell. Revenue and expenses from operations of the properties, gains or losses on sales, and additions to the valuation allowance are included in operating results. The Company is required to disclose the carrying amount of residential real estate loans in the process of foreclosure. At December 31, 2021 and 2020, the Company reported $1.0 million and $734,000, respectively, in residential real estate loans in the process of foreclosure.

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

Treasury Stock

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Company. As of December 31, 2021, the Company had 1,441,811 of the Company’s shares, which is an increase of 512,449 shares for the twelve months ended December 31, 2021, from the 929,362 shares held as of December 31, 2020.

Earnings Per Share

The Company provides a dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Stock-Based Compensation

The Company accounts for stock compensation based on the grant date fair value of all share-based payment awards expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period.

Compensation cost is recognized for restricted stock issued to employees based on the fair value of these awards at the grant date. The market price of the Company’s common shares at the grant date is used to estimate the fair value of restricted stock and stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period, and is recorded in "Salaries and employee benefits" expense. (See Note 14-Employee Benefits). The Company’s restricted stock plan allows for a portion of the value received in cash by the participant upon vesting. Therefore, the Company records the expense as a liability until the shares vest and the split of the payment between shares and cash can be determined. The Company also measures the fair value of the liability each reporting period and adjusts accordingly.

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

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be affected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. This Update is effective for SEC filers that are eligible to be smaller reporting companies, non-SEC filers, and all other companies, to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. We expect to recognize a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective but cannot yet determine the magnitude of any such one-time adjustment or the overall impact of the new guidance on the consolidated financial statements. Management will continue to monitor model output throughout the deferral period.

CECL Adoption The Company continues to monitor the opportunity to early adopt ASC Topic 326, which replaces the current incurred loss approach for measuring credit losses with an expected loss model ("CECL"). CECL applies to financial assets subject to credit losses and measured at amortized cost and certain off-balance-sheet credit exposures, which include, but are not limited to, loans, leases, held-to-maturity securities, loan commitments, and financial guarantees. Expected results of adoption are challenging to foreshadow due to the evolving macroeconomic landscape. Early adoption of CECL is unlikely.

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

In August 2021, the FASB issued ASU 2021-06, Presentation of Financial Statements (Topic 205), Financial Services – Depository and Lending (Topic 942), and Financial Services – Investment Companies (Topic 946): Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, and No. 33-10835, Update of Statistical Disclosures for Bank and Savings and Loan Registrants (SEC Update), to amend SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, and No. 33-10835, Update of Statistical Disclosures for Bank and Savings and Loan Registrants. This ASU requires applicable entities to disclose, as of each balance sheet date, in a footnote to the financial statements, the aggregate dollar amount of loans (exclusive of loans to any such persons which in the aggregate do not exceed $60,000 during the latest year) made by the registrant or any of its subsidiaries to directors, executive officers, or principal holders of equity securities of the registrant or any of its significant subsidiaries, or to any associate of such persons. This disclosure need not be furnished when the aggregate amount of such loans at the balance sheet date (or with respect to the latest fiscal year, the maximum amount outstanding during the period) does not exceed five percent of stockholders equity as of that date. This Update does not affect the Company's reported statements of financial condition or results of operations.

2.	REVENUE RECOGNITION

Per ASC Topic 606, management determined that the primary sources of revenue emanate from interest income on loans and investments, along with noninterest revenue resulting from investment security gains, gains on the sale of loans, and BOLI income are not within the scope of ASC 606. These revenue sources cumulatively comprise 90.9% of the Company's total revenue.

The main types of noninterest income within the scope of the standard are as follows:

Service charges on deposit accounts – The Company has contracts with its deposit customers where fees are charged if the account balance falls below predetermined levels defined as compensating balances. The agreements can be canceled at any time by either the Company or the deposit customer. Revenue from these transactions is recognized monthly as the Company has an unconditional right to the fee consideration. The Company also has transaction fees related to specific customer requests or activities, including overdraft fees, online banking fees, and other transaction fees. All of these fees are attributable to particular performance obligations of the Company where the revenue is recognized at a defined point in time, which is the completion of the requested service/transaction.

Gains (losses) on sale of other real estate owned (“OREO”) - Gains and losses are recognized after the property sale when the buyer obtains control of the real estate, and all of the performance obligations of the Company have been satisfied. Evidence of the buyer obtaining control of the asset includes the transfer of the property title, physical possession of the asset, and the buyer securing control of the risks and rewards related to the asset. In situations where the Company agrees to provide financing to facilitate the sale, additional analysis is performed to ensure that the contract for sale identifies the buyer and seller, the asset to be transferred, and the payment terms, that the contract has an actual commercial substance and that amounts due from the buyer are reasonable. In situations where financing terms are not reflective of current market terms, the transaction price is discounted, impacting the gain/loss and the carrying value of the asset. Gains and losses on the sale of OREO are reported in the Consolidated Statement of Income.

Revenue from investment services – The Company earns investment services revenue through its servicing partnership with LPL Financial. The performance obligation to investment management customers is satisfied over time, and therefore, revenue is recognized over time.  The Company generally receives trailing investment services revenue in arrears and recognizes the revenue when the monthly statement is received.

The following table depicts the disaggregation of revenue derived from contracts with customers to describe the nature, amount, timing, and uncertainty of revenue and cash flows for the years ended December 31,

Noninterest Income	2021	2020
(Dollar amounts in thousands)

Service charges on deposit accounts:
Overdraft fees	$727	$665
ATM banking fees	1,377	1,061
Service charges and other fees	1,321	813
Gain (loss) on equity securities (a)	209	(101)
Earnings on bank-owned life insurance (a)	546	427
Gain on sale of loans (a)	1,240	1,487
Revenue from investment services (b)	727	526
Other income	1,059	1,112
Total noninterest income	$7,206	$5,990

Gain on other real estate owned	$(43)	$(253)

(a)	Not within scope of ASC 606
(b)	From services offered by the Company through it's servicing partnership with LPL Financial

3.	EARNINGS PER SHARE

The Company provides a dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the average shares outstanding. Diluted earnings per share adds the dilutive effects of stock options and restricted stock to average shares outstanding.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation for the year ended December 31:

	2021	2020

Weighted-average common shares issued	7,325,449	7,302,845

Average treasury stock shares	(1,138,783)	(917,495)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	6,186,666	6,385,350

Additional common stock equivalents (stock options and restricted stock) used to calculate diluted earnings per share	24,410	19,174

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	6,211,076	6,404,524

There were no options to purchase shares of common stock outstanding on December 31, 2021. Also outstanding were 76,933 shares of restricted stock, 53,438 shares of which were anti-dilutive.

Options to purchase 12,150 shares of common stock at $8.78 per share were outstanding during the year ended December 31, 2020. All options were dilutive. Also outstanding were 67,634 shares of restricted stock, 67,295 shares of which were anti-dilutive.

4.	INVESTMENT AND EQUITY SECURITIES

The amortized cost, gross gains and losses and fair values of securities available for sale are as follows:

	December 31, 2021
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

Subordinated debt	$32,300	$356	$(119)	$32,537
Obligations of states and political subdivisions:
Taxable	500	2	-	502
Tax-exempt	122,877	4,307	(341)	126,843
Mortgage-backed securities in government-sponsored entities	10,140	257	(80)	10,317
Total	$165,817	$4,922	$(540)	$170,199

	December 31, 2020
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

Subordinated debt	$21,050	$254	$(7)	$21,297
Obligations of states and political subdivisions:
Taxable	500	2	-	502
Tax-exempt	73,157	4,643	-	77,800
Mortgage-backed securities in government-sponsored entities	14,230	536	(5)	14,761
Total	$108,937	$5,435	$(12)	$114,360

Equity securities totaled $818,000 and $609,000 on December 31, 2021, and 2020, respectively, which incorporates a recognized net gain (loss) on equity investments of $209,000 and ($101,000) for the years ended December 31, 2021, and 2020, respectively. No net gains on sold equity securities were realized from sales during these periods.

The amortized cost and fair value of debt securities on December 31, 2021, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$-	$-
Due after one year through five years	1,715	1,726
Due after five years through ten years	40,962	41,427
Due after ten years	123,140	127,046

Total	$165,817	$170,199

Investment securities with an approximate carrying value of $77.1 million and $71.1 million on December 31, 2021, and 2020, respectively, were pledged to secure deposits and other purposes as required by law.

There were no securities sold during the year ended December 31, 2021, or 2020.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2021
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

Subordinated debt	$9,150	$(100)	$731	$(19)	$9,881	$(119)
Obligations of states and political subdivisions
Tax-exempt	24,273	(341)	-	-	24,273	(341)
Mortgage-backed securities in government-sponsored entities	$-	$-	$1,980	$(80)	$1,980	$(80)
Total	$33,423	$(441)	$2,711	$(99)	$36,134	$(540)

	December 31, 2020
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

Subordinated debt	$4,243	$(7)	$-	$-	$4,243	$(7)
Mortgage-backed securities in government-sponsored entities	2,748	(5)	-	-	2,748	(5)
Total	$6,991	$(12)	$-	$-	$6,991	$(12)

Every quarter, the Company assesses whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (“OTTI”). A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Company to assess whether the unrealized loss is other-than-temporary. For equity securities where the fair value has been significantly below cost for one year, the Company’s policy recognizes an impairment loss unless sufficient evidence is available that the decline is not other-than-temporary and a recovery period can be predicted.

The Company has asserted that on December 31, 2021, and 2020, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other-than-temporary and results from interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for 80.9% of the total available-for-sale portfolio as of December 31, 2021. No credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses quarterly. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

The Company’s primary business activity is with loan customers located within its local Northeastern Ohio trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin, Sunbury, Powell, Plain City, and Westerville, Ohio. The Northeastern Ohio trade area includes Cuyahoga and Summit County, locations in Beachwood, Twinsburg, and Solon, Ohio. Commercial, residential, and consumer loans are granted. Although the Company has a diversified loan portfolio on December 31, 2021, and 2020, loans outstanding to individuals and businesses depend on the local economic conditions in the Company’s immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses (in thousands):

December 31, 2021
Ending Loan Balance by Impairment Evaluation
	Individually	Collectively	Total Loans
Loans:
Commercial real estate:
Owner occupied	$731	$110,739	$111,470
Non-owner occupied	5,297	278,321	283,618
Multifamily	-	31,189	31,189
Residential real estate	1,104	238,985	240,089
Commercial and industrial	587	148,225	148,812
Home equity lines of credit	250	104,105	104,355
Construction and other	-	54,148	54,148
Consumer installment	-	8,010	8,010
Total	$7,969	$973,722	$981,691

December 31, 2020
Ending Loan Balance by Impairment Evaluation
	Individually	Collectively	Total Loans
Loans:
Commercial real estate:
Owner occupied	$1,565	$101,556	$103,121
Non-owner occupied	4,123	305,301	309,424
Multifamily	-	39,562	39,562
Residential real estate	1,319	232,676	233,995
Commercial and industrial	834	231,210	232,044
Home equity lines of credit	246	112,297	112,543
Construction and other	-	63,573	63,573
Consumer installment	-	9,823	9,823
Total	$8,087	$1,095,998	$1,104,085

The commercial and industrial loan portfolio as of December 31, 2021, includes $34.1 million in loans issued through the Paycheck Protection Program (“PPP”). Although the SBA guarantees PPP loans if specific criteria are met, minimal risk exists in the portfolio. Therefore, a 0.4% qualitative adjustment, equaling $137,000 is reserved for loss. The commercial and industrial loan portfolio as of December 31, 2020, includes $116.1 million in loans issued through the Paycheck Protection Program (“PPP”). Therefore, a 0.4% qualitative adjustment, equaling $464,000 is reserved for loss.

The amounts above include net deferred loan origination fees of $3.6 million and $4.4 million on December 31, 2021, and December 31, 2020, respectively. The net deferred loan origination fees at December 31, 2021, include $1.3 million of unearned deferred fees from PPP loans. The net deferred loan origination fees at December 31, 2020, include $2.7 million of unearned deferred fees from PPP loans.

December 31, 2021
Ending Allowance Balance by Impairment Evaluation
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total Allocation
Loans:
Commercial real estate:
Owner occupied	$10	$1,826	$1,836
Non-owner occupied	655	6,776	7,431
Multifamily	-	454	454
Residential real estate	17	1,723	1,740
Commercial and industrial	42	840	882
Home equity lines of credit	16	1,436	1,452
Construction and other	-	533	533
Consumer installment	-	14	14
Total	$740	$13,602	$14,342

December 31, 2020
Ending Allowance Balance by Impairment Evaluation
	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total Allocation
Loans:
Commercial real estate:
Owner occupied	$10	$1,332	$1,342
Non-owner occupied	371	6,446	6,817
Multifamily	-	461	461
Residential real estate	20	1,663	1,683
Commercial and industrial	48	1,305	1,353
Home equity lines of credit	41	1,364	1,405
Construction and other	-	378	378
Consumer installment	-	20	20
Total	$490	$12,969	$13,459

The Company’s loan portfolio is segmented to a level that allows management to monitor risk and performance. The portfolio is segmented into Commercial Real Estate (“CRE”) which is further segmented into Owner Occupied (“CRE OO”), Non-owner Occupied (“CRE NOO”), and Multifamily, Residential Real Estate (“RRE”), Commercial and Industrial (“C&I”), Home Equity Lines of Credit (“HELOC”), Construction and Other (“Construction”), and Consumer Installment Loans. Although PPP loans are included with C&I loans, the nature of PPP loans differs considerably from the rest of the category. The U.S. government fully guarantees loans funded through the PPP program. This guarantee exists at the loans' inception and throughout the loans' lives and was not entered into separately and apart from the loans. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts. The increases in the allowance for loan loss for the CRE and Construction portfolios, were partially offset by a decrease in the allowance for the C&I portfolio. The increase in the allowance for loan losses for CRE was primarily a result of an increase in specifically impaired loans, coupled with increased exposure to substandard credits. The increase in the allowance for loan losses for the Construction portfolios was a result of slight increases in the historical loss factors applied to the portfolio. The decrease in the allowance for the C&I portfolio was a result of a decrease in outstanding loan balances as a result of PPP loan forgiveness.

Management evaluates individual loans in all commercial segments for possible impairment based on guidelines established by the Board of Directors. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall concerning the principal and interest owed. The Company does not separately evaluate individual consumer and residential mortgage loans for impairment unless such loans are part of a larger relationship that is impaired, or the loan was modified in a troubled debt restructuring.

Once the determination has been made that a loan is impaired, the decision of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis. The evaluation of the need and amount of a specific allowance allocation and whether a loan can be removed from impairment status is made quarterly. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2021
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial real estate:
Non-owner occupied	$1,547	$1,802	-
Residential real estate	820	874	-
Commercial and industrial	370	538	-
Home equity lines of credit	7	7	-
Total	$2,744	$3,221	$-

With an allowance recorded:
Commercial real estate:
Owner occupied	$731	$731	$10
Non-owner occupied	3,750	4,277	655
Residential real estate	284	284	17
Commercial and industrial	217	230	42
Home equity lines of credit	243	243	16
Total	$5,225	$5,765	$740

Total:
Commercial real estate:
Owner occupied	$731	$731	$10
Non-owner occupied	5,297	6,079	655
Residential real estate	1,104	1,158	17
Commercial and industrial	587	768	42
Home equity lines of credit	250	250	16
Total	$7,969	$8,986	$740

December 31, 2020
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial real estate:
Owner occupied	$1,118	$1,142	$-
Non-owner occupied	801	801	-
Residential real estate	941	1,013	-
Commercial and industrial	561	1,056	-
Home equity lines of credit	80	92	-
Consumer installment	-	-	-
Total	$3,501	$4,104	$-

With an allowance recorded:
Commercial real estate:
Owner occupied	$447	$447	$10
Non-owner occupied	3,322	3,596	371
Residential real estate	378	378	20
Commercial and industrial	273	276	48
Home equity lines of credit	166	166	41
Total	$4,586	$4,863	$490

Total:
Commercial real estate:
Owner occupied	$1,565	$1,589	$10
Non-owner occupied	4,123	4,397	371
Residential real estate	1,319	1,391	20
Commercial and industrial	834	1,332	48
Home equity lines of credit	246	258	41
Consumer installment	-	-	-
Total	$8,087	$8,967	$490

The tables above include troubled debt restructurings totaling $2.6 million and $2.9 million as of December 31, 2021, and 2020, respectively. The amounts allocated within the allowance for losses for troubled debt restructurings were $150,000 and $45,000 on December 31, 2021, and December 31, 2020, respectively.

The following table presents the average balance and interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2021		As of December 31, 2020
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized

Commercial real estate:
Owner occupied	$1,334	$53	$2,851	$72
Non-owner occupied	5,023	262	8,815	184
Residential real estate	1,208	56	1,247	52
Commercial and industrial	763	62	1,076	42
Home equity lines of credit	245	12	308	8
Total	$8,573	$445	$14,297	$358

Troubled Debt Restructuring (“TDR”) describes loans on which the bank has granted concessions for reasons related to the customer’s financial difficulties. Such concessions may include one or more of the following:

●	reduction in the interest rate to below-market rates
●	extension of repayment requirements beyond standard terms
●	reduction of the principal amount owed
●	reduction of accrued interest due
●	acceptance of other assets in full or partial payment of a debt

In each case, the concession is made due to deterioration in the borrower’s financial condition, and the new terms are less stringent than those required on a new loan with similar risk.

Additionally, on April 7, 2020, federal banking regulators issued a revised interagency statement that included guidance on their approach for the accounting of loan modifications in light of the economic impact of the COVID-19 pandemic. The guidance interprets current accounting standards and indicates that a lender can conclude that a borrower is not experiencing financial difficulty if short-term modifications are made in response to COVID-19, such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant related to the loans in which the borrower is less than 30 days past due on its contractual payments at the time a modification program is implemented. The agencies confirmed in working with the staff of the FASB that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current before any relief are not TDRs. As of December 31, 2021, there were no loans with Covid-19 related payment modifications. As of December 31, 2020, we modified 11 loans aggregating $24.5 million, consisting of the deferral of principal payments and the extension of the maturity date.

The following tables summarize troubled debt restructurings that did not meet the exemption criteria above (in thousands) for the following years ended:

	December 31, 2021
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial real estate:
Non-owner occupied	1	-	1	$730	$730
Residential real estate	1	-	1	96	96
				$826	$826

	December 31, 2020
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial and industrial	2	-	2	$25	$24
Residential real estate	1	-	1	114	114
				$139	$138

There were no subsequent defaults of troubled debt restructurings for the years ended December 31, 2021, or 2020.

Management uses a nine-point internal risk-rating system to monitor the credit quality of the overall loan portfolio. The first five categories are considered not criticized and are aggregated as Pass rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in undue and unwarranted credit risk, but not to the point of justifying a Substandard classification.  Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected.  All loans greater than 90 days past due are considered Substandard or Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions, and values, highly questionable and improbable. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect borrowers' present and future capacity to repay a loan as agreed, the Company has a structured loan-rating process with several layers of internal and external oversight.  Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as bankruptcy, repossession, or death, occurs to raise awareness of a possible credit event.  The Company’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. The Credit Department performs an annual review of all commercial relationships with loan balances of $750,000 or greater.  Confirmation of the appropriate risk grade is included in the ongoing review.  The Company engages an external consultant to conduct loan reviews on a semiannual basis. Detailed reviews, including resolutions plans, are performed on loans classified as Substandard every quarter.  Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in determining the allowance.

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system (in thousands):

		Special			Total
December 31, 2021	Pass	Mention	Substandard	Doubtful	Loans

Commercial real estate:
Owner occupied	$104,217	$2,400	$4,853	$-	$111,470
Non-owner occupied	230,672	3,038	49,908	-	283,618
Multifamily	31,189	-	-	-	31,189
Residential real estate	237,132	-	2,957	-	240,089
Commercial and industrial	143,911	2,748	2,153	-	148,812
Home equity lines of credit	103,296	-	1,059	-	104,355
Construction and other	53,807	341	-	-	54,148
Consumer installment	8,005	-	5	-	8,010
Total	$912,229	$8,527	$60,935	$-	$981,691

		Special			Total
December 31, 2020	Pass	Mention	Substandard	Doubtful	Loans

Commercial real estate:
Owner occupied	$93,939	$7,084	$2,098	$-	$103,121
Non-owner occupied	258,974	983	49,467	-	309,424
Multifamily	39,562	-	-	-	39,562
Residential real estate	230,944	265	2,786	-	233,995
Commercial and industrial	227,765	1,800	2,479	-	232,044
Home equity lines of credit	111,208	-	1,335	-	112,543
Construction and other	58,082	-	5,491	-	63,573
Consumer installment	9,816	-	7	-	9,823
Total	$1,030,290	$10,132	$63,663	$-	$1,104,085

Management further monitors the loan portfolio's performance and credit quality by analyzing the portfolio's age as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans and nonaccrual loans (in thousands):

		30-59 Days	60-89 Days	90 Days+	Total	Total
December 31, 2021	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial real estate:
Owner occupied	$111,257	$81	$132	$-	$213	$111,470
Non-owner occupied	282,365	880	-	373	1,253	283,618
Multifamily	31,189	-	-	-	-	31,189
Residential real estate	238,483	1,187	-	419	1,606	240,089
Commercial and industrial	148,437	112	-	263	375	148,812
Home equity lines of credit	104,316	-	39	-	39	104,355
Construction and other	54,148	-	-	-	-	54,148
Consumer installment	7,799	16	19	176	211	8,010
Total	$977,994	$2,276	$190	$1,231	$3,697	$981,691

		30-59 Days	60-89 Days	90 Days+	Total	Total
December 31, 2020	Current	Past Due	Past Due	Past Due	Past Due	Loans

Commercial real estate:
Owner occupied	$102,587	$418	$-	$116	$534	$103,121
Non-owner occupied	305,613	1,844	1,373	594	3,811	309,424
Multifamily	39,562	-	-	-	-	39,562
Residential real estate	230,996	2,364	95	540	2,999	233,995
Commercial and industrial	231,534	260	219	31	510	232,044
Home equity lines of credit	112,325	120	-	98	218	112,543
Construction and other	63,529	44	-	-	44	63,573
Consumer installment	9,424	71	108	220	399	9,823
Total	$1,095,570	$5,121	$1,795	$1,599	$8,515	$1,104,085

The following tables present the recorded investment in nonaccrual loans and loans past due over 89 days and still on accrual by class of loans (in thousands):

		90+ Days Past
December 31, 2021	Nonaccrual	Due and Accruing

Commercial real estate:
Owner occupied	$81	$-
Non-owner occupied	2,442	-
Residential real estate	1,577	-
Commercial and industrial	456	-
Home equity lines of credit	121	-
Consumer installment	182	-
Total	$4,859	$-

		90+ Days Past
December 31, 2020	Nonaccrual	Due and Accruing

Commercial real estate:
Owner occupied	$458	$-
Non-owner occupied	3,758	-
Residential real estate	2,487	-
Commercial and industrial	509	-
Home equity lines of credit	422	-
Consumer installment	224	-
Total	$7,858	$-

There were no loans past due 90 days or more and still accruing interest on December 31, 2021 or 2020.

An allowance for loan and lease losses (“ALLL”) is maintained to absorb losses from the loan portfolio.  The ALLL is based on management’s continuing evaluation of the loan portfolio's risk characteristics and credit quality, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of nonperforming loans.

The Company’s methodology for determining the ALLL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statement on the Allowance for Loan and Lease Losses and other bank regulatory guidance.   The total of the two components represents the Company’s ALLL. Management also performs impairment analysis on TDRs, resulting in specific reserves.

Loans that are collectively evaluated for impairment are analyzed, with general allowances being made as appropriate.  For general allowances, historical loss trends are used to estimate losses in the current portfolio.  Other qualitative factors modify these historical loss amounts.

The classes described above, which are based on the purpose code assigned to each loan, provide the starting point for the ALLL analysis.  Management tracks the historical net charge-off activity at the purpose code level.  Then, a historical charge-off factor is calculated utilizing the last twelve consecutive historical quarters.

Management has identified several additional qualitative factors to supplement the historical charge-off factor. These factors likely cause estimated credit losses associated with the existing loan pools to differ from historical loss experience.  The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are:

●	national and local economic trends and conditions;
●	levels of and trends in delinquency rates and nonaccrual loans;
●	trends in volumes and terms of loans;
●	effects of changes in lending policies;
●	experience, ability, and depth of lending staff;
●	value of underlying collateral;
●	and concentrations of credit from a loan type, industry, and/or geographic standpoint.

Management reviews the loan portfolio every quarter using a defined, consistently applied process to make appropriate and timely adjustments to the ALLL.  When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALLL.

The following tables summarize the ALLL within the primary segments of the loan portfolio and the activity within those segments (in thousands):

	Allowance for Loan and Lease Losses
	Balance				Balance
	December 31, 2020	Charge-offs	Recoveries	Provision	December 31, 2021
Loans:
Commercial real estate:
Owner occupied	$1,342	$-	$45	$449	$1,836
Non-owner occupied	6,817	(313)	138	789	7,431
Multifamily	461	-	-	(7)	454
Residential real estate	1,683	(27)	27	57	1,740
Commercial and industrial	1,353	(1)	194	(664)	882
Home equity lines of credit	1,405		56	(9)	1,452
Construction and other	378	-	46	109	533
Consumer installment	20	(124)	142	(24)	14
Total	$13,459	$(465)	$648	$700	$14,342

	Allowance for Loan and Lease Losses
	Balance				Balance
	December 31, 2019	Charge-offs	Recoveries	Provision	December 31, 2020
Loans:
Commercial real estate:
Owner occupied	$801	$(50)	$17	$574	$1,342
Non-owner occupied	3,382	(3,022)	74	6,383	6,817
Multifamily	340	-	-	121	461
Residential real estate	726	(62)	42	977	1,683
Commercial and industrial	456	(245)	294	848	1,353
Home equity lines of credit	932	(55)	84	444	1,405
Construction and other	103	-	157	118	378
Consumer installment	28	(405)	22	375	20
Total	$6,768	$(3,839)	$690	$9,840	$13,459

The provision fluctuations during the year ended December 31, 2021, allocated to:

●	non-owner occupied commercial real estate loans are due to exposure to the substandard rate credits related to the hospitality industry.
●	commercial and industrial loans are due to a decrease in outstanding balances as PPP loans receive forgiveness.
●	owner-occupied are due to an increase in substandard rated credits.

The provision fluctuations during the year ended December 31, 2020, allocated to:

●	commercial real estate loans are due to large charge-offs from two relationships totaling $3.0 million and additional provisions for hospitality-related relationships.
●

commercial and industrial loans are due to several small charge-offs that total $245,000, along with an allocation for the PPP loans of $464,000, along with additional provisions for unexpected losses resulting from the current economic environment.

●	residential real estate loans are due to several small charge-offs totaling $62,000 and additional provisions for unforeseen losses resulting from the current economic environment.

consumer installment loans are due to charge-offs in the student loan portfolio totaling $383,000.

6.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31:

(Dollar amounts in thousands)	2021	2020

Land and land improvements	$2,963	$2,963
Building and leasehold improvements	16,531	16,239
Furniture, fixtures, and equipment	9,596	9,395
Financing right-of-use assets	4,491	4,737
Total premises and equipment	33,581	33,334
Less accumulated depreciation and amortization	16,309	15,001

Total premises and equipment, net	$17,272	$18,333

Depreciation expense charged to operations was $1.4 million in 2021 and $1.3 million in 2020.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $15.1 million for both years ended December 31, 2021, and 2020. Core deposit intangible carrying amount was $1.4 million and $1.7 million for the years ended December 31, 2021, and 2020, respectively. Core deposit accumulated amortization was $1.7 million and $1.4 million for the years ended December 31, 2021, and 2020. Amortization expense totaled $321,000 and $332,000 in 2021 and 2020, respectively.

Core deposit intangible assets are amortized to their estimated residual values over their expected useful lives, commonly ten years. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2021, is as follows:

Remaining 2022	$309
2023	296
2024	281
2025	264
2026	253
Thereafter	-
Total	$1,403

Activity for mortgage servicing rights (“MSR”s) follows:

(Dollar amounts in thousands)	2021	2020

Beginning of year	$476	$390
Additions	257	276
Amortized to expense	(191)	(190)

End of year	$542	$476

8.	ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

The components of accrued interest receivable and other assets at the years ended December 31:

(Dollar amounts in thousands)	2021	2020

Restricted stock	$4,399	$5,057
Accrued interest receivable on investment securities	1,312	854
Accrued interest receivable on loans	2,820	4,356
Deferred tax asset, net	1,693	1,073
Operating right-of-use assets	872	742
Other	3,201	1,554

Total	$14,297	$13,636

9.	DEPOSITS

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 as of December 31, 2021, and 2020 were $33.4 million and $74.9 million, respectively.

Scheduled maturities of all time deposits as of December 31, 2021, are as follows:

(Dollar amounts in thousands)
2022	$144,016
2023	25,496
2024	16,640
2025	6,533
2026	6,040
Total	$198,725

Scheduled maturities of time deposits that meet or exceed the FDIC Insurance limit of $250,000 as of December 31, 2021, are as follows:

(Dollar amounts in thousands)	Amount	Percent of Total

Within three months	$7,506	22.46%
Beyond three but within six months	4,778	14.30%
Beyond six but within twelve months	10,463	31.31%
Beyond one year	10,672	31.94%

Total	$33,419	100.00%

Deposits of related parties amounted to $29.2 million as of December 31, 2021.

10.	SHORT-TERM BORROWINGS

For the year ended December 31, outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2021	2020

Balance at year-end	-	-
Average balance outstanding	85	22,637
Maximum month-end balance	-	62,329
Weighted-average rate at year-end	N/A	N/A
Weighted-average rate during the year	0.40%	0.35%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $6.0 million line of credit at an adjustable rate, currently 3.50%, a $10.0 million line of credit at an adjustable rate, currently at 3.33%, and a $4.0 million line of credit at an adjustable rate, currently 3.50%. On December 31, 2021, and 2020, there were no outstanding borrowings under these lines of credit. The additional borrowing capacity on FHLB advances was $417.4 million and $401.7 million on December 31, 2021, and 2020, respectively.

11.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

			Weighted-	Stated interest
(Dollar amounts in thousands)	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2021	2020
Finance lease liabilities	10/30/34	06/01/40	2.63%	1.89%	3.51%	$4,653	$4,839
PPPLF(a)	01/28/21	01/28/21	0.00%	0.35%	0.35%	-	3,951
Junior subordinated debt	12/21/37	12/21/37	1.84%	1.80%	1.80%	8,248	8,248

Total						$12,901	$17,038

(a) PPPLF (Paycheck Protection Program Liquidity Facility) borrowings were used to fund PPP loans. This was paid off in 2021. Maturity range and interest rates are as of December 31, 2020.

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
		Weighted-
Year Ending December 31,	Amount	Average Rate
2022	$265	2.63%
2023	272	2.63%
2024	279	2.63%
2025	286	2.63%
2026	298	2.63%
Beyond 2025	11,501	1.97%

Total	$12,901	1.62%

Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company, which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company had an available borrowing capacity of approximately $417.4 million on December 31, 2021.

The Company formed a special purpose entity (“Entity”) to issue $8.0 million of floating rate, obligated mandatorily redeemable securities, and $248,000 in common securities as part of a pooled offering. The rate adjusts quarterly, equal to LIBOR plus 1.67%. The Entity may redeem them at face value in whole or in part. The Company borrowed the issuance proceeds from the Entity in December 2006 in the form of an $8.3 million note payable, which matures in December 2037, and is included in the other borrowings on the Company’s Consolidated Balance Sheet.

As of December 31, 2021, the Company had finance lease liabilities of $4.7 million on the Consolidated Balance Sheet. See Note 15 of the financial statements for more information.

In April 2020, the Federal Reserve initiated the PPPLF, which is designed to facilitate lending by financial institutions to small businesses under the PPP provisions of the CARES Act.  Only PPP loans are eligible to serve as collateral for the PPPLF, with each dollar of PPP loans providing one dollar of advance availability. The maturity date of an extension of credit under the PPPLF will equal the maturity date of the pool of PPP loans pledged to secure the extension of credit.  Any principal payments received by the financial institution on the PPP loans, such as PPP loan forgiveness payments from the Small Business Administration or principal payments from the borrower after the initial six-month deferment period, must be used to pay down the PPPLF advance by the same dollar amount, maintaining the dollar-for-dollar advance amount and PPP aggregate loan balance relationship.  The interest rate on PPPLF advances is fixed at 0.35%.

No PPPLF advances could be obtained under the CARES Act after September 30, 2020. In 2021, the Company paid off the advance, and there were no outstanding advances under the PPPLF as of December 31, 2021.

12.	ACCRUED INTEREST PAYABLE AND OTHER LIABILITIES

The components of accrued interest payable and other liabilities are as follows at December 31:

	2021	2020
(Dollar amounts in thousands)
Accrued interest payable	$237	$580
Accrued directors' benefits	2,247	1,587
Accrued salary and benefits expense	1,631	1,410
Operating lease liabilities	878	746
Other	1,167	1,608

Total	$6,160	$5,931

13.	INCOME TAXES

The provision for federal income taxes for the years ended December 31 consists of:

(Dollar amounts in thousands)	2021	2020

Current payable	$4,466	$2,749
Deferred	(401)	(1,348)

Total provision	$4,065	$1,401

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31:

(Dollar amounts in thousands)	2021	2020

Deferred tax assets:
Allowance for loan and lease losses	$3,012	$2,826
Supplemental retirement plan	608	482
Investment security basis adjustment	18	18
Nonaccrual interest income	350	355
Accrued compensation	293	244
Lease liability	1,161	1,173
Gross deferred tax assets	5,442	5,098

Deferred tax liabilities:
Premises and equipment	632	709
Net unrealized gain on AFS securities	920	1,139
Net unrealized gain on equity securities	85	41
FHLB stock dividends	139	139
Intangibles	450	414
Mortgage servicing rights	114	100
Deferred origination fees, net	34	50
Acquisition fair value adjustments	249	278
Right of use assets	1,126	1,151
Other	-	4
Gross deferred tax liabilities	3,749	4,025

Net deferred tax assets	$1,693	$1,073

No valuation allowance was established on December 31, 2021, and 2020, in view of the Company’s tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate for the years ended December 31, is as follows:

(Dollar amounts in thousands)	2021		2020
		% of		% of
		Pretax		Pretax
	Amount	Income	Amount	Income

Provision at statutory rate	$4,766	21.0%	$2,047	21.0%
Tax-exempt income	(703)	(3.1)%	(669)	(6.9)%
Other	2	-%	23	0.3%

Actual tax expense and effective rate	$4,065	17.9%	$1,401	14.4%

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

At December 31, 2021 and 2020, the Company had no ASC 740-10 unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the states of Ohio and Florida, and the Bank is subject to a capital-based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before 2018.

14.	EMPLOYEE BENEFITS

Employee Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank who are at least 21 years of age. The Bank’s contributions to the plans are discretionary and were based on 50% matching of voluntary contributions up to 6% of compensation for the years ended December 31, 2021, and 2020. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20% increments. Special vesting provisions are in place for legacy Liberty employees with three or more years of service. Contributions for 2021 and 2020 to these plans amounted to $347,000 and $350,000, respectively.

Executive Deferred Compensation Plans

The Company maintains executive deferred compensation plans to provide post-retirement payments to members of senior management. The plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to several officers, with contributions made solely by the Bank. Accrued executive deferred compensation amounted to $1.9 million and $1.7 million as of December 31, 2021, and 2020, respectively. In addition, during 2021 and 2020, the Company recognized nonqualified deferred compensation expense of $264,000 and $240,000, respectively, to the plans.

Stock Option and Restricted Stock Plan

In 2007, the Company adopted the 2007 Omnibus Equity Plan (the “2007 Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock to key officers and employees and nonemployee directors. Three hundred twenty thousand shares of common stock were reserved for issuance under the 2007 Plan, which expired ten years from the date of board approval of the plan. No remaining shares are outstanding in incentive stock options awards granted under the 2007 Plan. The per-share exercise price of an option granted is not less than the fair value of a share of common stock on the date the option was granted.

In 2017, the Company adopted the 2017 Omnibus Equity Plan (the “2017 Plan”) for granting incentive stock options, nonqualified stock options, restricted stock, and other equity awards to key officers and employees and nonemployee directors of the Company. The Company’s stockholders approved the 2017 Plan at the annual meeting of the stockholders held on May 10, 2017. A total of 448,000 shares of authorized and unissued or issued common stock are reserved for issuance under the 2017 Plan, which expires ten years from the date of board approval of the plan. The per-share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. The remaining available shares that can be issued under the 2017 Plan were 386,188 on December 31, 2021.

The following table presents share data related to the outstanding options:

	Shares	Weighted- average Exercise Price Per Share

Outstanding, January 1, 2021	12,150	$8.78
Exercised	(12,150)	8.78

Outstanding, December 31, 2021	-	$-

Exercisable, December 31, 2021	-	$-

The total intrinsic value of outstanding in-the-money exercisable stock options was $166,759 on December 31, 2020.

For the years ended December 31, 2021, and 2020, 12,150 and 2,350 options were exercised, resulting in net proceeds to the participant of $21,000 and $18,000 for December 31, 2021, and 2020, respectively.

During 2021 and 2020, the Compensation Committee of the Company's Board of Directors granted awards of restricted stock for an aggregate amount of 29,193 and 23,648 shares, respectively, to certain employees of the Bank.  The expense recognized for all outstanding awards was $478,000 and $271,000 for the years ended 2021 and 2020, respectively. The number of restricted stock shares earned or settled will depend on specific conditions and are also subject to service period-based vesting. The award recipient must maintain service with Middlefield Banc Corp. and its affiliates until the third anniversary of the award to satisfy the service condition. In addition, the market condition will be met if the average total shareholder annual return (“TSR”) on Middlefield Banc Corp. stock for the three subsequent years meets target for 2020 and 2021.  The target TSR is 10%, capped at 125% of target, and reduced proportionally between 0% and 10%.

The existence of a market condition, TSR, dictates that these awards be marked to market quarterly using a Monte Carlo simulation. They are recorded through the vesting period as a liability since a portion is payable in cash. The liability for these accrued officer benefits was $979,000 and $581,000 for the years ended December 31, 2021, and December 31, 2020, respectively.

The Company recognized restricted stock forfeitures in the period they occur.

The following table presents the activity during 2021 related to awards of restricted stock:

	Units	Weighted- average Grant Date Fair Value Per Unit
Nonvested at January 1, 2021	66,362	$23.52
Granted	29,193	22.50
Vested	(18,622)	24.02
Nonvested at December 31, 2021	76,933	$23.01
Expected to vest at December 31, 2021	60,368	$22.56

As of December 31, 2021, there was $557,000 of total unrecognized compensation cost related to nonvested restricted shares granted under the 2017 Plan. The cost is expected to be recognized over a weighted-average period of 1.69 years. The total fair value of shares vested during the years ended December 31, 2021, and 2020 was $447,000, and $208,000, respectively.

15.	COMMITMENTS

In the ordinary course of business, various outstanding commitments and certain contingent liabilities are not reflected in the accompanying consolidated financial statements. These commitments and contingent liabilities represent financial instruments with off-balance-sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments, which were composed of the following on December 31:

(Dollar amounts in thousands)	2021	2020

Commitments to extend credit	$280,379	$255,429
Standby letters of credit	586	581

Total	$280,965	$256,010

These instruments involve, to varying degrees, elements of credit and interest rate risk over the amount recognized in the Consolidated Balance Sheet. The Company’s exposure to credit loss, in the event of nonperformance by the other parties to the financial instruments, is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically one year, with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. The collateral is typically bank deposit instruments or customer business assets for secured letters of credit.

Leasing Commitments

The Company leases six of its branch locations and one loan production office. As of December 31, 2021, net assets recorded under leases amounted to $5.4 million and have remaining lease terms of 1 year to 19 years. As of December 31, 2021, finance lease assets included in premises and equipment, net, totaled $4.5 million, and operating lease assets included in accrued interest receivable and other assets on the Consolidated Balance Sheet totaled $872,000. As of December 31, 2021, finance lease obligations included in other borrowings totaled $4.7 million, and operating lease obligations included in accrued interest payable and other liabilities on the Consolidated Balance Sheet totaled $878,000.

In December 2021, the Company entered into a new lease agreement for the loan production office located in Mentor, Ohio. The new lease agreement does not exceed 12 months and, as such, is not considered a capitalized lease as of December 31, 2021.

Lease costs incurred are as follows for the years ended December 31:

	2021	2020
Lease Costs:
Finance lease cost:
Amortization of right-of-use asset	$313	$286
Interest Expense	130	131
Other	63	27
Operating lease cost	225	213
Total lease cost	$731	$657

The following table displays the weighted-average term and discount rates for both operating and finance leases outstanding as of December 31, 2021:

	Operating	Finance
Weighted-average term (years)	5.9	14.6
Weighted-average discount rate	1.8%	2.6%

The following table displays the undiscounted cash flows due related to operating and finance leases as of December 31, 2021, along with a reconciliation to the discounted amount recorded on the December 31, 2021 balance sheet:

	Operating	Finance
Undiscounted cash flows due within:
2022	$169	$385
2023	169	385
2024	169	385
2025	169	385
2026	134	389
2027 and thereafter	122	3,726
Total undiscounted cash flows	932	5,655

Impact of present value discount	(54)	(1,002)

Amount reported on balance sheet	$878	$4,653

16.	REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a bank holding company. The bank is subject to regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the State of Ohio, Division of Financial Institutions.

Cash Requirements

The Federal Reserve Bank of Cleveland requires the Company to maintain certain average reserve balances. The reserves requirement was reduced to zero as of December 31, 2020, and 2021 as a response to the FRB’s pandemic-related initiatives.

Loans

Federal law prevents the Company from borrowing from the Bank unless specific obligations secure the loans. Further, such a secured loan is limited to 10% of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that an Ohio state-chartered bank can pay. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends for 2021 approximates $7.9 million, plus 2022 profits retained up to the dividend declaration date.

17.	REGULATORY CAPITAL

The Bank and Company are subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in some instances. As a result, failure to meet various capital requirements can initiate regulatory action that could directly affect the financial statements. As of December 31, 2021, the Bank and Company have met all capital adequacy requirements to which they are subject.

The prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized. However, these terms are not used to represent the overall financial condition. If an institution is adequately capitalized, regulatory approval is required before the institution may accept brokered deposits. If an institution is undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

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

The following tables present actual and required capital ratios as of December 31, 2021, and 2020 under the Basel III Capital Rules. Capital levels required to be considered well-capitalized are based upon prompt corrective action regulations, as amended to reflect the Basel III Capital Rules changes.

	As of December 31, 2021
		Tier 1	Common	Total Risk
	Leverage	Risk Based	Equity Tier 1	Based
The Middlefield Banking Company	9.80%	12.72%	12.72%	13.97%
Middlefield Banc Corp.	10.02%	12.96%	12.18%	14.21%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

	As of December 31, 2020
		Tier 1	Common	Total Risk
	Leverage	Risk Based	Equity Tier 1	Based
The Middlefield Banking Company	9.45%	11.47%	11.47%	12.68%
Middlefield Banc Corp.	10.22%	11.68%	10.96%	12.88%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

18.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

Level III:

Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

This hierarchy requires the use of observable market data when available.

The following tables present the assets measured on a recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2021

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
Subordinated debt	$-	$20,337	$12,200	$32,537
Obligations of states and political subdivisions	-	127,345	-	127,345
Mortgage-backed securities in government- sponsored entities	-	10,317	-	10,317
Total debt securities	-	157,999	12,200	170,199
Equity securities in financial institutions	818	-	-	818
Total	$818	$157,999	$12,200	$171,017

		December 31, 2020

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
Subordinated debt	$-	$14,047	$7,250	$21,297
Obligations of states and political subdivisions	-	78,302	-	78,302
Mortgage-backed securities in government-sponsored entities	-	14,761	-	14,761
Total debt securities	-	114,360	-	114,360
Equity securities in financial institutions	609	-	-	609
Total	$609	$114,360	$-	$114,969

Investment Securities Available for Sale – The Company obtains fair values from an independent pricing service, which represent quoted prices for similar assets, fair values determined by pricing models using a market approach that considers observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems (Level II). Level III securities are assets whose fair value cannot be determined by using observable measures. The inputs to the valuation methodology of these securities are unobservable and significant to the fair value measurement. Currently, this category includes certain subordinated debt investments, that are valued based on the discounted cash flow approach assuming a yield curve of similar structured instruments.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective period-ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each period-end.

Equity Securities - Equity securities that are traded on a national securities exchange are valued at their last reported sales price as of the measurement date. Equity securities traded in the over-the-counter (“OTC”) markets, and listed securities for which no sale was reported on that date are generally valued at their last reported “bid” price if held long, and last reported “ask” price if sold short. To the extent equity securities are actively traded and valuation adjustments are not applied, they are categorized in Level I of the fair value hierarchy.

The following table presents the fair value reconciliation of Level 3 assets measured at fair value on a recurring basis.

Subordinated debt
Balance as of January 1, 2021	$7,250
Purchases, sales, settlements
Purchases	4,000
Sales	-
Settlements	-
Transfers into Level 3 (1)	1,700
Transfers out of Level 3 (2)	(750)
Balance as of December 31, 2021	$12,200

(1) During 2021, these investments were transferred into level III. Transfers between hierarchy levels are based on the availability of sufficient observable inputs to meet Level II versus Level III criteria. The level designation of each financial instrument is reassessed at the end of each period.

(2) During 2021, these investments were transferred out of level III.  Transfers between hierarchy levels are based on the availability of sufficient observable inputs to meet Level II versus Level III criteria. The level designation of each financial instrument is reassessed at the end of each period.

The following tables present the assets measured on a non-recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Collateral-dependent impaired loans are carried at fair value if they have been charged down to fair value or if a specific valuation allowance has been established. A new cost basis is established when a property is initially recorded in OREO. OREO properties are carried at fair value if a devaluation has been taken to the property’s value after the initial measurement. No such devaluation occurred during the year ended December 31, 2021.

		December 31, 2021

	Level I	Level II	Level III	Total
(Dollar amounts in thousands)
Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$4,162	$4,162

		December 31, 2020

	Level I	Level II	Level III	Total
(Dollar amounts in thousands)
Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$4,111	$4,111
Other real estate owned	-	-	6,992	6,992

Impaired Loans – The Company has measured impairment on collateral-dependent impaired loans generally based on the fair value of the loan’s collateral. Fair value is usually determined based upon independent third-party appraisals of the properties. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. Additionally, management estimates expected costs to sell the property, which are also included in the net realizable value. If the fair value of the collateral-dependent loan is less than the carrying amount of the loan, a specific reserve for the loan is made in the allowance for loan losses, or a charge-off is taken to reduce the loan to the fair value of the collateral (less estimated selling costs) and the loan is included in the above table as a Level III measurement. If the fair value of the collateral exceeds the carrying amount of the loan, then the loan is not included in the above table as it is not currently being carried at its fair value. The fair values in the preceding tables include estimated selling costs of $901,000 and $838,000 on December 31, 2021, and 2020, respectively.

Other Real Estate Owned (OREO) – OREO is carried at the lower of cost or fair value, which is measured at the date of foreclosure. If the fair value of the collateral exceeds the carrying amount of the loan, no charge-off or adjustment is necessary. Therefore, the loan is not considered to be carried at fair value and is not included in the above table. If the fair value of the collateral is less than the carrying amount of the loan, management will charge the loan down to its estimated realizable value. The fair value of OREO is based on the appraised value of the property, which is generally unadjusted by management and is based on comparable sales for similar properties in the same geographic region as the subject property and is included in the preceding table as a Level II measurement. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. In these cases, the loans are categorized in the above table as a Level III measurement since these adjustments are considered unobservable inputs. Income and expenses from operations and further declines in the fair value of the collateral after foreclosure are included in net expenses from OREO.

The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2021
Impaired loans	$4,162	Appraisal of collateral (1)	Appraisal adjustments (2)	25.0%	to	72.2%	(36.6%)

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2020
Impaired loans	$4,111	Appraisal of collateral (1)	Appraisal adjustments (2)	17.6%	to	48.5%	(22.7%)

Other real estate owned	$6,992	Appraisal of collateral (1)	Appraisal adjustments (2)		19.9%

(1)

Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level III inputs, which are not identifiable, less any associated allowance.

(2)

Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The estimated fair value of the Company’s financial instruments not recorded at fair value on a recurring basis is as follows:

	December 31, 2021
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Loans held for sale	1,051	-	1,051	-	1,051
Net loans	967,349	-	-	961,645	961,645

Financial liabilities:
Deposits	$1,166,610	$967,885	$-	$199,503	$1,167,388
Other borrowings	12,901	-	-	12,901	12,901

	December 31, 2020
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Loans held for sale	878	-	878	-	878
Net loans	1,090,626	-	-	1,089,573	1,089,573

Financial liabilities:
Deposits	$1,225,200	$929,450	$-	$299,651	$1,229,101
Other borrowings	17,038	-	-	15,250	15,250

Included within other borrowings is an $8.3 million note payable, which matures in December 2037.  These borrowings were used to form a special purpose entity (“Entity”) to issue $8.0 million of floating rate, obligated mandatorily redeemable securities.   The rate adjusts quarterly, equal to LIBOR plus 1.67%. The borrowing is a floating rate instrument and any difference between the cost and fair value are insignificant.

In addition to the financial instruments included in the above tables, cash and equivalents, bank-owned life insurance, Federal Home Loan Bank stock, accrued interest receivable, and accrued interest payable, are carried at cost, which approximates the fair value of the instruments.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in accumulated other comprehensive income (loss) by component net of tax:

Unrealized gains/(losses) on
available-for-sale
(Dollars in thousands)	securities (a)

Balance as of December 31, 2019	$1,842
Other comprehensive income	2,442
Balance at December 31, 2020	$4,284

Balance as of December 31, 2020	$4,284
Other comprehensive income (loss)	(822)
Balance at December 31, 2021	$3,462

(a)	All amounts are net of tax. Amounts in parentheses indicate debits to accumulated other comprehensive income.

No unrealized gains or losses on available-for-sale securities were reclassified out of accumulated other comprehensive income for the years ended December 31, 2021, or 2020.

20.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2021	2020
ASSETS
Cash and due from banks	$805	$1,222
Equity securities, at fair value	818	609
Investment in nonbank subsidiary	1	1
Investment in subsidiary bank	150,588	149,272
Other assets	2,381	1,561

TOTAL ASSETS	$154,593	$152,665

LIABILITIES
Trust preferred debt	$8,248	$8,248
Other liabilities	1,010	607
TOTAL LIABILITIES	9,258	8,855

STOCKHOLDERS' EQUITY	145,335	143,810

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$154,593	$152,665

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2021	2020

INCOME
Dividends from subsidiary bank	$18,600	$4,700
Dividends from nonbank subsidiary	-	1,399
Gain (loss) on equity securities	209	(101)
Other	5	7
Total income	18,814	6,005

EXPENSES
Interest expense	151	192
Salaries and employee benefits	842	465
Ohio state franchise tax	1,144	1,082
Other	742	796
Total expenses	2,879	2,535

Income before income tax benefit	15,935	3,470

Income tax benefit	(560)	(552)

Income before equity in undistributed net income of subsidiaries	16,495	4,022

Equity in undistributed net income of subsidiaries	2,138	4,327

NET INCOME	$18,633	$8,349

Comprehensive income	$17,811	$10,791

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2021	2020

OPERATING ACTIVITIES
Net income	$18,633	$8,349
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of
Subsidiaries	(2,138)	(4,327)
Stock-based compensation	398	144
(Gain) loss on equity securities	(209)	101
Other, net	(664)	(609)
Net cash provided by operating activities	16,020	3,658

FINANCING ACTIVITIES
Stock options exercised	94	12
Repurchase of treasury shares	(12,291)	(1,191)
Cash dividends	(4,240)	(3,834)
Net cash used in financing activities	(16,437)	(5,013)

Decrease in cash	(417)	(1,355)

CASH AT BEGINNING OF YEAR	1,222	2,577

CASH AT END OF YEAR	$805	$1,222

21.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2021	2021	2021	2021

Total interest and dividend income	$13,142	$12,936	$13,447	$12,810
Total interest expense	1,244	1,049	952	820

Net interest income	11,898	11,887	12,495	11,990
Provision for loan losses	700	200	-	(200)

Net interest income after
provision for loan losses	11,198	11,687	12,495	12,190

Total noninterest income	2,218	1,632	1,821	1,535
Total noninterest expense	8,353	7,926	7,938	7,861

Income before income taxes	5,063	5,393	6,378	5,864
Income taxes	896	968	1,174	1,027

Net income	$4,167	$4,425	$5,204	$4,837

Per share data:
Net income
Basic	$0.65	$0.70	$0.85	$0.81
Diluted	0.65	0.70	0.85	0.81
Average shares outstanding:
Basic	6,364,132	6,297,071	6,136,648	5,951,838
Diluted	6,378,493	6,312,230	6,157,181	5,975,333

(Dollar amounts in thousands)	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020

Total interest and dividend income	$13,009	$13,155	$13,507	$12,967
Total interest expense	2,976	2,430	2,148	1,696

Net interest income	10,033	10,725	11,359	11,271
Provision for loan losses	2,740	1,000	4,000	2,100

Net interest income after
provision for loan losses	7,293	9,725	7,359	9,171

Total noninterest income	1,074	1,495	1,811	1,610
Total noninterest expense	7,252	7,689	7,022	7,825

Income before income taxes	1,115	3,531	2,148	2,956
Income taxes	74	565	295	467

Net income	$1,041	$2,966	$1,853	$2,489

Per share data:
Net income
Basic	$0.16	$0.47	$0.29	$0.39
Diluted	0.16	0.46	0.29	0.39
Average shares outstanding:
Basic	6,417,109	6,369,467	6,376,291	6,378,706
Diluted	6,429,443	6,388,118	6,385,765	6,397,681

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

Overview

During 2021, the Company reported net income of $18.6 million, or $3.00 per diluted share, compared with $8.3 million, or $1.30 per diluted share, in 2020. The Company’s net income as a percentage of average assets for 2021 and 2020 was 1.36% and 0.64%, respectively, while the Company’s net income as a percentage of average shareholders’ equity was 12.74% and 5.87%, respectively.

Highlights of the Company’s performance in 2021 (on a year-over-year basis unless noted) include the following:

●	Net income increased 123.2% to $18.6 million
●	Net interest margin improved by 25 basis points to 3.79%, compared to 3.54%
●	Total noninterest income was up 20.3% to $7.2 million
●	Pre-tax, pre-provision for loan losses(1) income increased 19.4% to $23.4 million
●	Return on average assets increased to 1.36% from 0.64%
●	Return on average equity increased to 12.74% from 5.87%
●	Return on average tangible common equity(1) increased to 14.38% from 6.66%
●	The efficiency ratio improved to 56.48%, compared to 58.77%
●	Strong asset quality with nonperforming loans to total loans of 0.49%
●	Middlefield repurchased 512,449 shares of stock in 2021, including 166,346 shares during the fourth quarter of 2021

(1)	A reconciliation of non-GAAP financial measures can be found in the following tables.

Reconciliation of Common Stockholders' Equity to Tangible Common Equity	For the Twelve Months Ended
(Dollar amounts in thousands)	December 31,	December 31,
	2021	2020

Stockholders' Equity (GAAP)	$145,335	$143,810
Less Goodwill and other intangibles	16,474	16,795
Tangible Common Equity (Non-GAAP)	$128,861	$127,015

Shares outstanding	5,888,737	6,379,323
Tangible book value per share	$21.88	$19.91

Reconciliation of Average Equity to Return on Average Tangible Common Equity	For the Twelve Months Ended
	December 31,	December 31,
	2021	2020

Average Stockholders' Equity	$146,237	$142,241
Less Average Goodwill and other intangibles	16,634	16,960
Average Tangible Common Equity	$129,603	$125,281

Net income	$18,633	8,349
Return on average tangible common equity (annualized)	14.38%	6.66%

Reconciliation of Pre-Tax Pre-Provision Income (PTPP)	For the Twelve Months Ended
	December 31,	December 31,
	2021	2020

Net income (GAAP)	$18,633	$8,349
Add Income Taxes	4,065	1,401
Add Provision for loan losses	700	9,840
PTPP (Non-GAAP)	$23,398	$19,590

Critical Accounting Policies

Allowance for loan and lease losses. Arriving at an appropriate level of allowance for loan and lease losses involves a high degree of judgment. The Company’s allowance for loan and lease losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan and lease losses as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and recoveries of loans previously charged off and reduced by loans charged off. For a complete discussion of the Company’s methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of “Notes to Consolidated Financial Statements” of this Annual Report.

Valuation of Securities. Investment securities are classified as held to maturity or available for sale on the date of purchase. Only those securities classified as held to maturity are reported at amortized cost. Available-for-sale securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income, net of related deferred income taxes, on the Consolidated Balance Sheet. The majority of the Company’s securities are valued based on prices compiled by third-party vendors using observable market data. However, particular securities are less actively traded and do not always have quoted market prices. The determination of fair value for less actively traded securities, therefore, requires judgment, with such determination requiring benchmarking to similar instruments or analyzing default and recovery rates. Examples include certain collateralized mortgage and debt obligations and high-yield debt securities. Realized securities gains or losses are reported within noninterest income in the Consolidated Statement of Income. The cost of securities sold is based on the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least quarterly and more frequently when economic or market conditions warrant such an evaluation. Investments in debt securities are generally evaluated for OTTI under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320, Investments — Debt and Equity Securities. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions, and whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies or U.S. government-sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security, or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income or loss. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for 80.9% of the total available-for-sale portfolio as of December 31, 2021, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

Income Taxes

The Company estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which the Company conducts business. Quarterly, management assesses the reasonableness of the Company’s effective tax rate based upon management’s current estimate of the amount and components of net income, tax credits, and the applicable statutory tax rates expected for the entire year. The estimated income tax expense is recorded in the Consolidated Statement of Income.

Deferred income tax assets and liabilities are determined using the balance sheet method and are reported in accrued taxes, interest, and expenses in the Consolidated Balance Sheet. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and recognizes enacted changes in tax rates and laws. Deferred tax assets are recognized to the extent they exist and are subject to a valuation allowance based on management’s judgment that realization is more likely than not.

Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in accrued taxes, interest, and expenses in the Consolidated Balance Sheet. The Company evaluates and assesses the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent, and other information and maintains tax accruals consistent with management’s evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities, and changes to statutory, judicial and regulatory guidance that impact the relative risks of tax positions. When they occur, these changes can affect deferred taxes and accrued taxes as well as the current period’s income tax expense and can be significant to the Company's operating results.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price over the fair value of the assets acquired in connection with business acquisitions accounted for as purchases. Other intangible assets consist of branch acquisition core deposit premiums. Initially, an assessment of qualitative factors is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.  If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary.  However, if we conclude otherwise, we are required to perform the impairment test by calculating the fair value of the reporting unit and comparing it against the reporting unit's carrying amount.  If the fair value is less than the carrying value, an expense may be required to write down the goodwill to the proper carrying value.

Changes in Financial Condition

General The Company’s total assets decreased $61.0 million or 4.4% to $1.33 billion on December 31, 2021, from $1.39 billion on December 31, 2020. For the same period, net loans decreased $123.3 million, offset by an increase of $56.0 million in investments and a $7.1 million increase in cash and equivalents. Total liabilities decreased $62.5 million or 5.0%, while stockholders’ equity increased $1.5 million, or 1.1%.

Cash and cash equivalents Cash and due from banks and federal funds sold represent cash and cash equivalents, which increased $7.1 million or 6.3% to $119.5 million on December 31, 2021, from $112.4 million on December 31, 2020. Deposits from customers into savings and checking accounts, loan and security repayments, and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases, and repayments of borrowed funds. Cash remains elevated and can be traced to pandemic-related government stimulus. This resulted in increased deposits, as retail and commercial customers keep excess funds in liquid deposit accounts. The increase in cash and cash equivalents since December 31, 2020, is due to the forgiveness of PPP loans, partially offset by a decrease in deposits.

Investment securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. The balance of available-for-sale investment securities increased $55.8 million, or 48.8%, compared to 2020. Securities purchased were $68.9 million, and there were no sales of securities for the twelve months ended December 31, 2021.

The municipal bond portfolio, which totaled $127.3 million or 74.8% of the Company's total investment portfolio on December 31, 2021, increased $49.0 million due to security purchases in 2021. Periodically, management reviews the entire municipal bond portfolio to assess credit quality. Each security held in this portfolio is evaluated on attributes that have historically influenced default incidences in the municipal market, such as sector, security, impairment filing, timeliness of disclosure, external credit assessment(s), credit spread, state, vintage, and underwriter. These investments have historically proven to have extremely low credit risk.

On December 31, 2021, the Company held $32.5 million of subordinated debt in other banks compared to $21.3 million on December 31, 2020. The average yield on this portfolio was 4.79% on December 31, 2021, as compared to 5.19% on December 31, 2020

Loans receivable The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area, commercial and industrial loans, home equity lines of credit, and commercial real estate loans used to finance properties that are used in the borrowers’ businesses, or to finance investor-owned rental properties, and, to a lesser extent, construction and consumer loans. The portfolio is well dispersed geographically. Net loans decreased $123.3 million or 11.3% to $967.3 million on December 31, 2021, from $1.09 billion on December 31, 2020. The following table summarizes fluctuation within the primary segments of the loan portfolio (dollars in thousands):

	2021	2020	$ change	% change

Commercial real estate:
Owner occupied	$111,470	$103,121	8,349	8.1%
Non-owner occupied	283,618	309,424	(25,806)	-8.3%
Multifamily	31,189	39,562	(8,373)	-21.2%
Residential real estate	240,089	233,995	6,094	2.6%
Commercial and industrial	148,812	232,044	(83,232)	-35.9%
Home equity lines of credit	104,355	112,543	(8,188)	-7.3%
Construction and other	54,148	63,573	(9,425)	-14.8%
Consumer installment	8,010	9,823	(1,813)	-18.5%
Total loans	981,691	1,104,085	(122,394)	-11.1%
Less: Allowance for loan and lease losses	(14,342)	(13,459)	(883)	6.6%

Net loans	$967,349	$1,090,626	(123,277)	-11.3%

The decrease in net loans is a result of PPP loan forgiveness. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, was signed into law on March 27, 2020. As a qualified SBA lender, we were automatically authorized to originate PPP loans. As of December 31, 2021, we approved 2,097 applications for up to $212.6 million of loans under the PPP. In addition, on December 31, 2021, we processed $178.4 million of PPP loan forgiveness. Throughout 2021, Middlefield has helped customers receive $149.6 million of forgiveness payments under the terms of the program.

The product mix in the loan portfolio consists of CRE non-owner occupied loans equaling 28.9% of total loans, residential real estate loans 24.5%, commercial and industrial loans 15.2%, HELOC loans 10.6%, CRE owner-occupied loans 11.3%, construction and other loans 5.5%, CRE multifamily loans 3.2%, and consumer installment loans 0.8%, at December 31, 2021 compared with 28.0%, 21.2%, 21.0%, 10.2%, 9.3%, 5.8%, 3.6%, and 0.1%, respectively, at December 31, 2020.

Loans contributed to 91.5% of total interest income in 2021 and 93.1% in 2020. The loan portfolio yield of 4.56% in 2021 was 45 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest-yielding assets, it is inherently the riskiest portfolio. Accordingly, management balances credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after approval. Management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

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

Since the opening of the PPP, several larger banks have been subject to litigation regarding the process and procedures used in processing applications for the PPP. Middlefield Bank may be exposed to the risk of similar litigation from customers and non-customers that approached the bank regarding PPP loans, regarding the process and procedures used in processing applications for the PPP. If any such litigation is filed against Middlefield Bank and is not resolved in a manner favorable to Middlefield Bank, it may result in significant financial liability or adversely affect Middlefield Bank’s reputation. In addition, litigation can be costly, regardless of the outcome. Any financial liability, litigation costs, or reputational damage caused by PPP-related litigation could have a material adverse impact on our business, financial condition, and results of operations.

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

The federal banking regulators have issued guidance for those institutions which are deemed to have concentrations in commercial real estate lending. According to the supervisory criteria contained in the guidance for identifying institutions with a potential commercial real estate concentration risk, institutions that have (1) total reported loans for construction, land development, and other land acquisitions which represent 100% or more of an institution’s total risk-based capital; or (2) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital and the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months are identified as having potential commercial real estate concentration risk. Institutions that are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management concerning their commercial real estate portfolios and may be required to hold higher levels of capital. The Company, like many community banks, has a concentration in commercial real estate loans, and the Company has experienced growth in its commercial real estate portfolio in recent years. On December 31, 2021, non-owner-occupied commercial real estate loans (including construction, land, and land development loans) represented 255.5% of total risk-based capital. Construction, land, and land development loans represent 36.1% of total risk-based capital. Management has extensive experience in commercial real estate lending and has implemented and continues to maintain heightened risk management procedures and robust underwriting criteria for its commercial real estate portfolio. Loan monitoring practices include but are not limited to periodic stress testing analysis to evaluate changes to cash flows owing to interest rate increases and declines in net operating income.

Nevertheless, we may be required to maintain higher levels of capital due to our commercial real estate concentrations, which could require us to obtain additional capital, and may adversely affect shareholder returns. The Company has a comprehensive capital planning policy, including pro forma projections and stress testing. The Board of Directors has established internal minimum targets for regulatory capital ratios that are more than well-capitalized ratios.

Other real estate owned (“OREO”). OREO decreased $395,000 from December 31, 2020, to $7.0 million as of December 31, 2021.

Restricted stock. The Company’s investment in FHLB’s restricted stock decreased $658,000, or 13.0%, to $4.4 million as of December 31, 2021, compared to $5.1 million as of December 31, 2020.

Premises and equipment, net. The Company’s investment in premises and equipment, net, decreased $1.1 million, or 5.8%, to $17.3 million as of December 31, 2021, compared to $18.3 million as of December 31, 2020. This decrease is mainly due to the depreciation of previously capitalized assets.

Goodwill and other intangibles. The carrying value of goodwill was $15.1 million on December 31, 2021, and December 31, 2020. During 2020, the Company considered the negative economic impact resulting from the COVID-19 shutdowns to be a triggering event necessitating a mid-cycle analysis for impairment. The Company performed a quantitative analysis of goodwill on March 31, 2020, using multiple approaches. The primary methodology was the discounted cash flow approach while also considering a market approach of comparing to multiples of similar public companies as well as market price with control premiums. The results from each primary method showed the reporting unit's valuation above carrying value on March 31, 2020. A weighted average of the methodologies resulted in a fair value approximately 18% higher than its carrying value.

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

The company also completed a qualitative assessment of goodwill as of September 30, 2021, and 2020 with no resulting goodwill impairment. There have been no triggering events since the goodwill analysis as of September 30, 2021, and therefore, management has determined there is no goodwill impairment as of December 31, 2021.

The Company also monitors the ongoing value of core deposit intangibles and mortgage servicing rights (“MSR”). As of December 31, 2021, the Company recorded a decrease in core deposit intangibles of $321,000 to $1.4 million, while MSR increased $66,000 to $542,000.

Bank-owned life insurance. BOLI increased by $122,000 to $17.1 million as of December 31, 2021, from $16.9 million at the end of 2020 due to increases in cash surrender value.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions, and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 98.9% of the Company’s total funding sources on December 31, 2021. The deposit base consists of demand deposits, savings, money market accounts, and time deposits. Total deposits decreased $58.6 million to $1.17 billion on December 31, 2021, from $1.23 billion on December 31, 2020. The following table summarizes fluctuation within the primary segments of the deposit portfolio (in thousands):

	December 31,	December 31,
	2021	2020	$ change	% change

Noninterest-bearing demand	$334,171	$291,347	$42,824	14.7%
Interest-bearing demand	196,308	195,722	586	0.3%
Money market	177,281	198,493	(21,212)	-10.7%
Savings	260,125	243,888	16,237	6.7%
Time	198,725	295,750	(97,025)	-32.8%
Total deposits	$1,166,610	$1,225,200	$(58,590)	-4.8%

Savings, money market deposit and NOW accounts have been stable sources of funds, making up a combined 54.3% of total deposits as of December 31, 2021. Due to the current low-interest-rate environment, the company has experienced an outflow of maturing time deposits to other products. The Company uses specific non-core funding instruments to grow the balance sheet and maintain liquidity. These deposits, either from a broker or a listing service, were $15.1 million on December 31, 2021, compared to $66.9 million on December 31, 2020.

Borrowed funds. The Company uses short-term and long-term borrowings as another funding source for asset growth and liquidity needs. These borrowings primarily include advances from the Federal Home Loan Bank of Cincinnati (the “FHLB”), subordinated debt, short-term borrowings from other banks, and federal funds purchased. Other borrowings decreased $4.1 million, or 24.3%, to $12.9 million as of December 31, 2021, from $17.0 million as of December 31, 2020.

In July 2017, the United Kingdom FCA, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. Subsequently, in November 2020, the FCA proposed end dates immediately following the December 31, 2021 publication for the one-week and two-month LIBOR settings, and the June 30, 2023 publication for other LIBOR tenors. These announcements indicate that the continuation of LIBOR on the current basis cannot and will not be guaranteed after December 31, 2021 or June 30, 2023, as applicable. The Company formed a special purpose entity to issue $8.0 million of floating rate mandatorily redeemable trust preferred securities (“TruPS”). The rate on the TruPS adjusts quarterly, equal to LIBOR plus 1.67%. The cessation of LIBOR quotes in 2021 and the uncertainty over possible replacement rates for LIBOR will affect our TruPS. The Company expects a consensus as to what rate or rates may become accepted alternatives to LIBOR in 2022.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines. Stockholders’ equity increased $1.5 million, or 1.1%, to $145.3 million on December 31, 2021, from $143.8 million on December 31, 2020. This increase was primarily the result of an increase in retained earnings of $14.4 million, net of an increase in treasury stock of $12.3 million and a decrease in AOCI of $822,000. The change in retained earnings is due to the year-to-date net income offset by dividends paid, the change in treasury stock is due to the Company repurchasing 512,449 of its outstanding shares during the twelve months ended December 31, 2021, and the change in AOCI is due to fair value adjustments of available-for-sale securities.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the consequent average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages, and the average loan balances include nonaccrual loans and exclude the allowance for loan and lease losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities and loans (tax-exempt for federal income tax purposes) are shown on a fully tax-equivalent basis utilizing a federal tax rate of 21% for the years ended December 31, 2021, 2020, and 2019. Yields and rates have been calculated on an annualized basis utilizing monthly interest amounts.

	For the Twelve Months Ended December 31,
	2021			2020			2019

	Average		Average	Average		Average	Average		Average
(Dollar amounts in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable (3)	$1,052,351	$47,896	4.56%	$1,079,788	$49,003	4.55%	$997,744	$50,390	5.06%
Investment securities (3)	142,705	4,244	3.45%	109,863	3,381	3.68%	101,381	3,188	3.77%
Interest-earning deposits with other banks (4)	97,417	195	0.20%	56,222	254	0.45%	44,943	947	2.11%
Total interest-earning assets	1,292,473	52,335	4.11%	1,245,873	52,638	4.28%	1,144,068	54,525	4.83%
Noninterest-earning assets	78,802			68,219			61,596
Total assets	$1,371,275			$1,314,092			$1,205,664
Interest-bearing liabilities:
Interest-bearing demand deposits	$212,063	274	0.13%	$144,897	445	0.31%	$102,550	374	0.36%
Money market deposits	186,009	869	0.47%	172,587	1,501	0.87%	167,187	2,438	1.46%
Savings deposits	255,267	162	0.06%	211,151	510	0.24%	199,515	1,399	0.70%
Certificates of deposit	231,662	2,608	1.13%	347,609	6,506	1.87%	369,006	8,198	2.22%
Short-term borrowings	85	-	0.00%	22,637	79	0.35%	14,808	368	2.49%
Other borrowings	13,313	152	1.14%	15,629	209	1.34%	12,986	363	2.80%
Total interest-bearing liabilities	898,399	4,065	0.45%	914,510	9,250	1.01%	866,052	13,140	1.52%
Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	320,104			252,615			199,672
Other liabilities	6,535			4,726			4,040
Stockholders' equity	146,237			142,241			135,900
Total liabilities and stockholders' equity	$1,371,275			$1,314,092			$1,205,664
Net interest income		$48,270			$43,388			$41,385
Interest rate spread (1)			3.66%			3.27%			3.31%
Net interest margin (2)			3.79%			3.54%			3.68%
Ratio of average interest-earning assets to average interest-bearing liabilities			143.86%			136.23%			132.10%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Tax-equivalent adjustments to calculate the yield on tax-exempt securities and loans were $752, $742, and $720, for 2021, 2020, and 2019, respectively.
(4)	Includes dividends received on restricted stock.

Interest Rates and Interest Differential

	2021 versus 2020			2020 versus 2019

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$(1,247)	$140	$(1,107)	$4,154	$(5,541)	$(1,387)
Investment securities	1,207	(344)	863	320	(127)	193
Interest-bearing deposits with other banks	186	(245)	(59)	238	(931)	(693)
Total interest-earning assets	146	(449)	(303)	4,712	(6,599)	(1,887)

Interest-bearing liabilities:
Interest-bearing demand deposits	206	(377)	(171)	152	(81)	71
Money market deposits	117	(749)	(632)	79	(1,016)	(937)
Savings deposits	107	(455)	(348)	82	(971)	(889)
Certificates of deposit	(2,170)	(1,728)	(3,898)	(475)	(1,217)	(1,692)
Short-term borrowings	(79)	-	(79)	195	(484)	(289)
Other borrowings	(31)	(26)	(57)	74	(228)	(154)
Total interest-bearing liabilities	(1,850)	(3,335)	(5,185)	107	(3,997)	(3,890)

Net interest income	$1,996	$2,886	$4,882	$4,605	$(2,602)	$2,003

The ratio of net income to average shareholders’ equity and average total assets and certain other ratios are as follows for periods ended December 31:

(Dollars in thousands)	2021	2020	2019

Average total assets	$1,371,275	$1,314,092	$1,205,664

Average shareholders' equity	$146,237	$142,241	$135,900

Net income	$18,633	$8,349	$12,711

Cash dividends declared per share	$0.69	$0.60	$0.57

Return on average total assets	1.36%	0.64%	1.05%

Return on average shareholders' equity	12.74%	5.87%	9.35%

Dividend payout ratio (1)	22.76%	45.92%	28.99%

Average shareholders' equity to average assets	10.66%	10.82%	11.27%

(1) Cash dividends declared on common shares divided by net income

Allowance for Loan and Lease Losses. The allowance for loan and lease losses (“ALLL”) represents the amount management estimates to be adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The ALLL is established through a provision for loan losses charged to operations. The provision is based on management's periodic evaluation of the adequacy of the ALLL, taking into account the overall risk characteristics of the various portfolio segments, the Company's loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the ALLL, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term. The total ALLL combines a specific allowance for identified problem loans and a general allowance for homogeneous loan pools.

The allowance for loan and lease loss balance as of December 31, 2021, totaled $14.3 million, representing an $883,000 increase from the end of 2020. For 2021, the provision for loan losses was $700,000, which represented a decrease of $9.1 million from the $9.8 million provided during 2020. During 2021, net charge-offs decreased by $3.3 million to $183,000 in net recoveries compared to $3.1 million in net charge-offs in 2020. While the prior period provision was mostly attributable to the pandemic, the lack of provision for this year was impacted by credit quality and loan balance decreases.

The specific allowance incorporates the results of measuring impaired loans. The allowance formula is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's determination of the amounts necessary for concentrations and changes in mix and volume of the loan portfolio, and consideration of historical loss experience.

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

Although management uses the best information available to determine the adequacy of the ALLL on December 31, 2021, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. See Notes 5 for discussions on the impact the COVID-19 pandemic has had on the bank’s ALLL assessment. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning the Company's credit ratios for the periods presented:

	For the Years Ended
	December 31,
(Dollars in Thousands)	2021	2020
Ratio of allowance for loan and lease losses to loans	1.46%	1.22%
outstanding at end of period
Net charge-offs to average loans	-0.02%	0.29%
Nonperforming loans/total loans	0.49%	0.71%
Allowance for loan losses/nonperforming loans	295.16%	171.28%

The following table illustrates the net charge-offs to average loans ratio for each loan category for each reported period:

	At December 31,
	2021			2020
	Average Loan Balance	Net charge-offs	Net charge-offs to average loans	Average Loan Balance	Net charge-offs	Net charge-offs to average loans
(Dollars in Thousands)
Type of Loans:
Commercial real estate:
Owner occupied	$108,269	$45	0.04%	$106,258	$(33)	-0.03%
Non-owner occupied	299,212	(175)	-0.06	316,233	(2,948)	-0.93
Multifamily	35,696	-	0.00	52,528	-	0.00
Residential real estate	239,193	-	0.00	242,392	(20)	-0.01
Commercial and industrial	192,156	193	0.10	166,270	49	0.03
Home equity lines of credit	109,433	56		116,229	29	0.02
Construction and other	59,395	46	0.08	67,348	157	0.23
Consumer installment	8,997	18	0.20	12,530	(383)	-3.06

Total	$1,052,351	183	0.02	$1,079,788	(3,149)	-0.29

Refer to Note 5 in the consolidated financial statements.

The following table illustrates the allocation of the Company's allowance for loan losses for each loan category for each reported period. The allowance allocation to each category is not necessarily indicative of a future loss in a particular category. It does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2021			2020
		Percent of			Percent of
		Loans in Each			Loans in Each
		Category to			Category to
	Amount	Total Loans		Amount	Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial real estate:
Owner occupied	$1,836	11.35	% $	1,342	9.34
Non-owner occupied	7,431	28.89		6,817	28.03
Multifamily	454	3.18		461	3.58
Residential real estate	1,740	24.46		1,683	21.19
Commercial and industrial	882	15.16		1,353	21.02
Home equity lines of credit	1,452	10.63		1,405	10.19
Construction and other	533	5.52		378	5.76
Consumer installment	14	0.82		20	0.89

Total	$14,342	100.0	% $	13,459	100.0

Nonperforming assets. Nonperforming assets include nonaccrual loans, loans 90 days or more past due, OREO, and repossessed assets. Real estate owned is written down to fair value at its initial recording and continually monitored for changes in fair value. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about the collectability of interest and principal. Accrual of interest is discontinued on a loan when management believes that the borrower’s financial condition is such that collection of principal and interest is doubtful after considering economic and business conditions. Payments received on nonaccrual loans are applied against principal until doubt about collectability ceases.

Nonperforming loans exclude TDRs that perform according to their terms over a prescribed period. TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 24 TDRs accruing interest with a balance of $1.7 million as of December 31, 2021, compared to 25 TDRs with a balance of $2.6 million as of December 31, 2020. Nonperforming loans amounted to $4.9 million or 0.49% of total loans and $7.9 million or 0.71% of total loans on December 31, 2021, and December 31, 2020, respectively.

A significant factor in determining the appropriateness of the ALLL is the type of collateral that secures the loans. Although this does not insure against all losses, real estate collateral provides substantial recovery, even in a distressed-sale and declining-value environment. The Bank’s objective is to work with the borrower to minimize the debt service burden and reduce the future loss exposure to the Company.

Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest is doubtful after considering economic and business conditions. Payments received on nonaccrual loans are applied against principal according to management's assessment of collectability.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement, including all troubled debt restructurings. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance, homogeneous loans to be collectively evaluated. Loans that experience insignificant payment delays, defined as 90 days or less, are generally not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Management evaluates all loans identified as impaired individually. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. An allowance for loan and lease loss is maintained for estimated losses until that time.

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $204,000 in 2021 and $126,000 in 2020. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2021 Results Compared to 2020 Results

General The Company posted net income of $18.6 million, compared to $8.3 million for the year ended December 31, 2020. On a per-share basis, 2021 earnings were $3.00 per diluted share, representing an increase from the $1.30 per diluted share for the year ended December 31, 2020. The return on average equity for the year ended December 31, 2021, was 12.74%, and the Company’s return on average assets was 1.36%, compared to 5.87% and 0.64%, respectively, for the year ended December 31, 2020.

Net interest income Net interest income, the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $4.9 million in 2021 to $48.3 million compared to $43.4 million for 2020. This increase results from a $5.2 million decrease in interest expense, partially offset by a $303,000 decrease in interest and dividend income. Interest-earning assets averaged $1.29 billion during 2021, a year-over-year increase of $46.6 million from $1.25 billion for 2020. The Company’s average interest-bearing liabilities decreased from $914.5 million in 2020 to $898.4 million in 2021.

A key performance indicator, net interest margin, is net interest income as a percentage of total interest-earning assets. For 2021 the net interest margin, measured on a fully taxable-equivalent basis, increased to 3.79%, compared to 3.54% in 2020. The improvement in the net interest margin is attributable to a 56 basis point decrease in the cost of interest-bearing liabilities partially offset by a reduction of 17 basis points in the yield earned on total interest-earning assets for the year ended December 31, 2021.

The Company’s net interest margin is subject to fluctuation due to PPP loan forgiveness. As the Company is in an asset-sensitive position, reductions in market interest rates harm margin as the Company’s interest-earning assets reprice faster than its interest-bearing liabilities. Much of our asset sensitivity is due to commercial loans with variable interest rates. Both loan types have floor rates. The benefit of these floors is more evident if the Federal Reserve maintains short-term interest rates at current levels

Interest and dividend income Interest and dividend income decreased $303,000 to $52.3 million for 2021, attributable to a $1.1 million decrease in interest and fees on loans, partially offset by a $863,000 increase on investment securities. The decrease in the interest earned on loans resulted from the decrease in the average balance of loans receivable. The average balance of loans receivable decreased by $27.4 million or 2.54% to $1.05 billion for the year ended December 31, 2021, compared to $1.08 billion for the year ended December 31, 2020, which resulted in a $1.2 million decrease to interest income. The loans receivable yield increased to 4.56% for 2021, from 4.55% in 2020, which resulted in a $142,000 increase in interest income.

Interest on investment securities increased $863,000 to $4.2 million for 2021, compared to $3.4 million for 2020. The average balance of investment securities increased $32.8 million to $142.7 million for the year ended December 31, 2021, compared to $109.9 million for the year ended December 31, 2020. The investment securities yield decreased 23 basis points to 3.45% for 2021, compared to 3.68% for 2020.

Interest expense Interest expense decreased $5.2 million or 56.1% to $4.1 million for 2021, compared with $9.3 million for 2020. This decrease is attributable to a reduction in the average balance of certificates of deposits of $115.9 million, or 33.4%. This decrease is further attributable to the decline in the cost paid on certificates of deposit and money market deposits. The cost of these deposits decreased by 74 and 40 basis points, respectively. The changes in costs were due to declining interest rates on deposit products in response to the unprecedented reduction in the targeted federal funds interest rate and other continuing effects of the COVID-19 pandemic.

Provision for loan losses The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the ordinary course of lending. The provision for loan losses for the year ended December 31, 2021, was $700,000, compared to $9.8 million in 2020. The loan loss provision is based upon management's assessment of various factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations. While the prior period provision was primarily attributable to the pandemic, the provision for this period was impacted by credit quality and low loan growth.

The ratio of nonperforming loans to total loans was 0.49% on December 31, 2021, decreasing from 0.71% on December 31, 2020. The ratio of the allowance for loan and lease losses to total loans increased to 1.46% of total loans on December 31, 2021, compared to 1.22% on December 31, 2020. The Company remains confident in its conservative and disciplined approach to credit and risk management.

With the passage of the PPP, administered by the Small Business Administration (“SBA”), the Company has actively assisted its customers with applications for resources through the program. On December 31, 2021, the Company carried $34.1 million of PPP loans classified as C&I loans for reporting purposes. The U.S. government fully guarantees loans funded through the PPP program. This guarantee exists at the loans' inception and throughout the loans' lives and was not entered into separately and apart from the loans. ASC 326 requires credit enhancements that mitigate credit losses, such as the U.S. government guarantee on PPP loans, to be considered in estimating credit losses. The guarantee is considered “embedded” and, therefore, is considered when estimating credit loss on the PPP loans. Although the loans are fully guaranteed by the U.S. government and absent any specific loss information about any of our PPP loans, the Company does provide a $137,000 qualitative provision for loan losses on its PPP loans on December 31, 2021.

Noninterest income Noninterest income increased $1.2 million or 20.3% to $7.2 million for 2021 compared to $6.0 million for 2020. This increase resulted from service charges on deposits accounts, gains on equity securities, and earnings on bank-owned life insurance, which increased $886,000, $310,000, and $119,000, respectively. Service charges on deposit accounts increased partially due to cash management fees relating to cannabis-related deposit business. The increase in the gain on equity securities resulted from the improvement in the stock market year over, and the increase in earnings on bank-owned life insurance is due to a payout on a claim. These increases were offset by a decrease of $247,000 in gain on loan sales, resulting from the decline in demand for residential refinances.

Noninterest expense Operating expenses increased $2.3 million, or 7.7% to $32.1 million for 2021 compared to $29.8 million for 2020. The increase resulted from an increase in salaries and employee benefits, data processing costs, advertising expense, and gain on other real estate owned, which increased $1.3 million, $230,000, $187,000, and $183,000, respectively. The salary increase is primarily due to increased profit-sharing expense, restricted stock expense, and increased recognition of deferred PPP costs in the prior year. The change in gains on other real estate owned resulted from an aggregate loss in the previous year.

Provision for income taxes The provision for income taxes increased by $2.7 million, or 190.1%, to $4.1 million for 2021 from $1.4 million for 2020. The Company’s effective federal income tax rate in 2021 was 17.9% compared to 14.4% in 2020. The increase in the effective income tax rate year over year was a result of decreases in tax-exempt income.

Asset and Liability Management

The primary objective of the Company’s asset and liability management function is to maximize net interest income while maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives, and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the re-pricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Company's Board of Directors continues to believe in a strong asset/liability management process to insulate the Company from material and prolonged increases in interest rates.

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors and senior management. This committee, which meets quarterly, generally monitors asset and liability management policies and strategies.

Liquidity and Capital Resources

Liquidity. Liquidity management involves monitoring the ability to meet the cash flow needs of bank customers, such as borrowings or deposit withdrawals and the Company’s financial commitments. The principal sources of liquidity are net income, loan payments, maturing and principal reductions on securities and sales of securities available for sale, federal funds sold, and cash and deposits with banks. Along with its liquid assets, the Company has additional sources of liquidity available to ensure adequate funds are available as needed. These include, but are not limited to, the purchase of federal funds, the ability to borrow funds under line of credit agreements with correspondent banks, a borrowing agreement with the Federal Home Loan Bank of Cincinnati, brokered deposits, and the adjustment of interest rates to obtain deposits. Management believes the Company has the capital adequacy, profitability, and reputation for meeting its customers' current and projected needs.

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

The Company's liquid assets consist of cash and cash equivalents, including investments in very short-term investments (i.e., federal funds sold), equity securities, and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. On December 31, 2021, cash and cash equivalents totaled $119.5 million or 9.0% of total assets, equity securities totaled $818,000 or 0.1% of total assets, and investment securities classified as available for sale totaled $170.2 million or 12.8% of total assets. Management believes that the company's liquidity needs are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, brokered deposits, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $15.4 million and $15.1 million for 2021 and 2020, respectively, generated principally from net income of $18.6 million and $8.3 million in these respective periods.

Investing activities provided net cash of $70.9 million, which consisted primarily of a decrease in loans of $127.3 million and investment repayments and maturities of $11.5 million. This was partially offset by investment purchases of $68.9 million. For the same period ended in 2020, investing activities used net cash of $135.3 million, which consisted primarily of an increase in loans of $127.9 million. Also included in this usage are investment purchases of $24.1 million. Partially offsetting the use are the proceeds from investment repayments and maturities of $18.2 million.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, and the payment of dividends. During 2021, net cash used by financing activities totaled $79.2 million, principally derived from a decrease in deposits of $58.6 million, and $12.3 million was a result of the repurchase of treasury shares. The Company repurchased 512,449 of its outstanding shares during the twelve months ended December 31, 2021. During 2020, net cash provided by financing activities totaled $197.5 million, principally derived from an increase in deposits of $204.4 million. Partially offsetting the proceeds are decreases in short-term borrowings, net, of $5.1 million and the payment of $3.8 million in cash dividends

Management monitors projected liquidity needs and determines the desired level based partly on the Company's commitment to making loans and management's assessment of the Company's ability to generate funds. As a result, the Company anticipates having sufficient liquidity to satisfy estimated short and long-term funding needs.

Capital Resources. The Company's primary source of capital is retained earnings. Historically, the Company has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to ensure regulatory compliance and capital adequacy for future expansion.

Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 949 stockholders of record as of December 31, 2021. The Company’s common stock is traded and authorized for quotation on NASDAQ under the symbol “MBCN.” The Company currently expects consistency in the payout of future cash dividends.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.

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

Date: March 15, 2022

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 15, 2022