Form 10-K, Exhibit 13
period 2022-12-31
MIDDLEFIELD BANC CORP
filed 2023-03-15
CIK 836147

Exhibit 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Middlefield Banc Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2022 and 2021; the related consolidated statements of income, comprehensive (loss) income, changes in stockholders’ equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Losses (ALL) – Qualitative Factors

Description of the Matter

The Company’s loan portfolio totaled $1.35 billion as of December 31, 2022, and the associated ALL was $14.4 million. As discussed in Notes 1 and 5 to the consolidated financial statements, determining the amount of the ALL requires significant judgment about the collectability of loans, which includes an assessment of quantitative factors such as historical loss experience within each risk category of loans and testing of certain commercial loans for impairment. Management applies additional qualitative adjustments to reflect the inherent losses that exist in the loan portfolio at the balance sheet date that are not reflected in the historical loss experience. Qualitative adjustments are made based upon changes in lending policies and practices, economic conditions, changes in the loan portfolio mix, trends in loan delinquencies and classified loans, collateral values, and concentrations of credit risk for the commercial loan portfolios.

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

To test the qualitative adjustments, we evaluated the appropriateness of management’s methodology and assessed whether all relevant risks were reflected in the ALL and the need to consider qualitative adjustments.

Regarding the measurement of the qualitative adjustments, we evaluated the completeness, accuracy, and relevance of the data and inputs utilized in management’s estimate. For example, we compared the inputs and data to the Company’s historical loan performance data, third-party macroeconomic data, and peer bank data and considered the existence of new or contrary information. We also compared the ALL to a range of historical losses to evaluate the ALL, including the reasonableness of qualitative adjustments. Furthermore, we analyzed the changes in the components of the qualitative reserves relative to changes in external market factors, the Company’s loan portfolio, and asset quality trends, which included the evaluation of management’s ability to capture and assess relevant data from both external sources and internal reports on loan customers and the supporting documentation for substantiating revisions to qualitative factors. We assessed the reasonableness of the factors from both a directional perspective and from an overall magnitude perspective as compared to the underlying data.

We also utilized internal credit review specialists with knowledge to evaluate the appropriateness of management’s risk-rating processes, to ensure that the risk ratings applied to the commercial loan portfolio were reasonable.

Accounting for Acquisitions

Description of the Matter

During 2022, the Company completed the acquisition of Liberty Bancshares, Inc. for net consideration of $73.3 million, as disclosed in Note 21 to the consolidated financial statements. The transaction was accounted for by applying the acquisition method.

Auditing the Company’s accounting for the acquisition of Liberty Bancshares, Inc. was complex due to the significant estimation required by management to determine the fair value of the loans acquired and core deposit intangibles of $312.6 million and $6.7 million, respectively. The Company determined the fair value of the acquired loans by estimating the principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. Management considered a number of factors in evaluating the acquisition-date fair value, including the remaining life of the acquired loans, delinquency status, estimated prepayments, payment options and other loan features, internal risk grade, estimated value of the underlying collateral, and interest rate environment. The Company determined the fair value of the core deposit intangibles by using a discounted cash flow model based on various factors, including discount rate, attrition rate, interest rate, cost of alternative funds, and net maintenance costs. The significant estimation was primarily due to the judgment involved in determining the discount rate used to discount the expected cash flows for acquired loans and core deposit intangibles, along with other factors described above, to establish the acquisition-date fair value of the loans and core deposit intangibles. These factors are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s accounting for the acquisition. Our tests included testing controls over the completeness and accuracy of the data and the estimation process supporting the fair value of loans acquired and core deposit intangibles. We also tested management’s review of factors used in the valuation models.

To test the estimated fair value of the loans acquired and core deposit intangibles, we performed audit procedures that included, among others, evaluating the Company’s valuation methodology, evaluating the factors used by the Company’s valuation specialist, and evaluating the completeness and accuracy of the underlying data supporting the factors and estimates. For example, when evaluating the discount rate and other factors noted above, we compared the factors to current industry, market, and economic information in addition to factors used in historical acquisitions.

We have served as the Company’s auditor since 1986.

/s/S. R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

March 15, 2023

MIDDLEFIELD BANC CORP.

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands)

	December 31,
	2022	2021

ASSETS
Cash and due from banks	$51,404	$97,172
Federal funds sold	2,405	22,322
Cash and cash equivalents	53,809	119,494
Equity securities, at fair value	915	818
Investment securities available for sale, at fair value	164,967	170,199
Loans held for sale	-	1,051
Loans:
Commercial real estate:
Owner occupied	191,748	111,470
Non-owner occupied	380,580	283,618
Multifamily	58,251	31,189
Residential real estate	296,308	240,089
Commercial and industrial	195,602	148,812
Home equity lines of credit	128,065	104,355
Construction and other	94,199	54,148
Consumer installment	8,119	8,010
Total loans	1,352,872	981,691
Less: allowance for loan and lease losses	14,438	14,342
Net loans	1,338,434	967,349
Premises and equipment, net	21,961	17,272
Goodwill	31,735	15,071
Core deposit intangibles	7,701	1,403
Bank-owned life insurance	33,811	17,060
Other real estate owned	5,821	6,992
Accrued interest receivable and other assets	28,528	14,297

TOTAL ASSETS	$1,687,682	$1,331,006

LIABILITIES
Deposits:
Noninterest-bearing demand	$503,907	$334,171
Interest-bearing demand	164,677	196,308
Money market	187,498	177,281
Savings	307,917	260,125
Time	238,020	198,725
Total deposits	1,402,019	1,166,610
Short-term borrowings:
Federal Home Loan Bank advances	65,000	-
Other borrowings	12,059	12,901
Accrued interest payable and other liabilities	10,913	6,160
TOTAL LIABILITIES	1,489,991	1,185,671
STOCKHOLDERS' EQUITY
Common stock, no par value; 10,000,000 shares authorized, 9,916,466 and 7,330,548 shares issued; 8,245,235 and 5,888,737 shares outstanding	161,029	87,131
Retained earnings	94,154	83,971
Accumulated other comprehensive (loss) income	(22,144)	3,462
Treasury stock, at cost; 1,671,231 and 1,441,811 shares	(35,348)	(29,229)
TOTAL STOCKHOLDERS' EQUITY	197,691	145,335

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,687,682	$1,331,006

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

	Year Ended December 31,
	2022	2021
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$48,513	$47,896
Interest-earning deposits in other institutions	472	90
Federal funds sold	219	3
Investment securities:
Taxable interest	1,811	1,679
Tax-exempt interest	3,707	2,565
Dividends on stock	184	102
Total interest and dividend income	54,906	52,335

INTEREST EXPENSE
Deposits	4,018	3,913
Short-term borrowings	307	-
Other borrowings	404	282
Total interest expense	4,729	4,195

NET INTEREST INCOME	50,177	48,140

Provision for loan losses	-	700

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	50,177	47,440

NONINTEREST INCOME
Service charges on deposit accounts	3,850	3,425
(Losses) gains on equity securities	(173)	209
Gain on other real estate owned	-	43
Earnings on bank-owned life insurance	459	546
Gain on sale of loans	24	1,240
Revenue from investment services	674	727
Gross rental income	951	180
Other income	961	879
Total noninterest income	6,746	7,249

NONINTEREST EXPENSE
Salaries and employee benefits	17,548	17,151
Occupancy expense	2,033	2,048
Equipment expense	1,074	1,361
Data processing costs	3,701	3,298
Ohio state franchise tax	1,157	1,144
Federal deposit insurance expense	329	494
Professional fees	1,500	1,313
Other real estate owned writedowns	1,200	-
Advertising expense	1,033	885
Software amortization expense	143	361
Core deposit intangible amortization	372	321
Gross other real estate owned expenses	707	54
Merger-related costs	2,382	-
Other expense	4,851	3,561
Total noninterest expense	38,030	31,991

Income before income taxes	18,893	22,698
Income taxes	3,220	4,065

NET INCOME	$15,673	$18,633

EARNINGS PER SHARE
Basic	$2.60	$3.01
Diluted	2.59	3.00

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

(Dollar amounts in thousands)

	Year Ended December 31,
	2022	2021

Net income	$15,673	$18,633

Other comprehensive loss:
Net unrealized holding loss on available- for-sale investment securities	(32,413)	(1,041)
Tax effect	6,807	219

Total other comprehensive loss	(25,606)	(822)

Comprehensive (loss) income	$(9,933)	$17,811

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollar amounts in thousands, except dividend per share amount)

				Accumulated
				Other		Total
	Common Stock		Retained	Comprehensive	Treasury	Stockholders'
	Shares	Amount	Earnings	(Loss) Income	Stock	Equity
Balance, December 31, 2020	7,308,685	$86,886	$69,578	$4,284	$(16,938)	$143,810

Net income			18,633			18,633
Other comprehensive loss				(822)		(822)
Stock options exercised	10,650	94				94
Stock-based compensation, net	11,213	151				151
Treasury shares acquired (512,449 shares)					(12,291)	(12,291)
Cash dividends ($0.69 per share)			(4,240)			(4,240)

Balance, December 31, 2021	7,330,548	$87,131	$83,971	$3,462	$(29,229)	$145,335

Net income			15,673			15,673
Other comprehensive loss				(25,606)		(25,606)
Common stock issued in business combination	2,561,513	73,265				73,265
Stock-based compensation, net	24,405	633				633
Treasury shares acquired (229,420 shares)					(6,119)	(6,119)
Cash dividends ($0.81 per share)			(5,490)			(5,490)

Balance, December 31, 2022	9,916,466	$161,029	$94,154	$(22,144)	$(35,348)	$197,691

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31,
	2022	2021
OPERATING ACTIVITIES
Net income	$15,673	$18,633
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	-	700
Loss (gain) on equity securities	173	(209)
Depreciation and amortization of premises and equipment, net	1,330	1,420
Software amortization expense	143	361
Financing lease amortization expense	176	313
Amortization of premium and discount on investment securities, net	624	506
Accretion of deferred loan fees, net	(1,804)	(4,780)
Amortization of core deposit intangibles	372	321
Stock-based compensation expense, net	307	478
Origination of loans held for sale	(1,350)	(34,081)
Proceeds from sale of loans	1,641	35,148
Gain on sale of loans	(24)	(1,240)
Earnings on bank-owned life insurance	(459)	(546)
Deferred income tax	(324)	(401)
Gain on other real estate owned	-	(43)
Other real estate owned writedowns	1,200	-
(Increase) decrease in accrued interest receivable	(209)	1,078
Increase (decrease) in accrued interest payable	395	(343)
Other, net	498	(1,893)
Net cash provided by operating activities	18,362	15,422

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	4,235	11,521
Proceeds from sale of securities	57,887	-
Purchases	(32,290)	(68,907)
(Increase) decrease in loans, net	(55,908)	127,294
Proceeds from the sale of other real estate owned	-	501
Purchase of premises and equipment	(884)	(605)
Proceeds from the disposal of premises and equipment	165	-
Purchase of restricted stock	(1,448)	-
Redemption of restricted stock	1,183	658
Proceeds from bank-owned life insurance	-	424
Acquisition, net of cash paid	18,406	-
Net cash (used in) provided by investing activities	(8,654)	70,886

FINANCING ACTIVITIES
Net decrease in deposits	(128,553)	(58,590)
Increase in short-term borrowings, net	65,000	-
Repayment of other borrowings	(231)	(4,204)
Stock options exercised	-	94
Repurchase of treasury shares	(6,119)	(12,291)
Cash dividends	(5,490)	(4,240)
Net cash used in financing activities	(75,393)	(79,231)

(Decrease) increase in cash and cash equivalents	(65,685)	7,077

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	119,494	112,417

CASH AND CASH EQUIVALENTS AT END OF YEAR	$53,809	$119,494

See accompanying notes to the consolidated financial statements.

	Year Ended December 31,
	2022	2021
SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$4,334	$4,408
Income taxes	3,579	5,526

Noncash investing transactions:
Common stock issued in business acquisition	$73,265	$-
Transfers from loans held for sale to loans held for investment	(784)	63
Decrease (increase) in finance lease assets included in premises and equipment	611	(67)
Transfers from loans to other real estate owned	29	-

Noncash financing transactions:
(Decrease) increase in finance lease liabilities included in other borrowings	$(611)	$67

See accompanying notes to the consolidated financial statements.

	Year Ended December 31,
Acquisition of Liberty	2022	2021
Noncash assets acquired
Investments	$57,907	$-
Loans	312,618
Premises and equipment, net	6,087	-
Accrued interest receivable	1,563	-
Bank-owned life insurance	16,290	-
Core deposit intangible	6,670	-
Mortgage servicing rights	1,680
Other assets	3,111	-
Goodwill	16,664	-
Total noncash assets acquired	422,590	-

Liabilities assumed
Time deposits	(69,278)	-
Deposits other than time deposits	(294,684)	-
Accrued interest payable	(246)	-
Other liabilities	(3,523)	-
Total liabilities assumed	(367,731)	-

Liberty stock acquired in business combination	(73,265)	-

Cash and cash equivalents acquired, net	$18,406	$-

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio, whose consolidated financial statements also include the accounts of MBC’s subsidiaries, Middlefield Investments, Inc. (MI) and Middlefield Insurance Services (MIS). MI was established in the first quarter of 2019. In the first quarter of 2022, MBC established a wholly-owned subsidiary named MIS, headquartered in Middlefield, Ohio. This operating subsidiary exists to offer retail and business customers a variety of insurance services, including home, renters, automobile, pet, identity theft, travel, and professional liability insurance. As a result of the bank merger, Middlefield Banc Corp. acquired a 100% ownership interest in LBSI Insurance, LLC (“LBSI”), a wholly owned financial subsidiary of Liberty National Bank. LBSI is no longer in operation following the merger, and it is the Bank’s intention to merge it with and into its own insurance subsidiary. Significant intercompany items have been eliminated in preparing MBC’s consolidated financial statements. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, including interest earnings on residential real estate, commercial mortgage, commercial and consumer financings, and interest earnings on investment securities and deposit services to its customers through 22 full-service locations. The Company is supervised by the Board of Governors of the Federal Reserve System. At the same time, MBC is subject to regulation and supervision by the FDIC and the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiaries, MBC and EMORECO, Inc. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

On December 1, 2022, the Company completed its merger with Liberty Bancshares, Inc. (“Liberty’), pursuant to a previously announced definitive merger agreement. Under the terms of the merger agreement, Liberty shareholders received 2.752 shares of the Company’s common stock in exchange for each share of Liberty common stock they owned immediately before the merger. The Company issued 2.6 million shares of its common stock in the merger and the aggregate merger consideration was approximately $73.3 million. Upon closing, Liberty National Bank was merged into MBC, and its six full-service bank offices, in Ada and Kenton in Hardin County, in Bellefontaine and Bellefontaine South in Logan County, in Marysville in Union County, and in Westerville in Franklin County, became offices of MBC.

The financial statements have been prepared according to U.S. Generally Accepted Accounting Principles. In preparing the financial statements, management must make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ from those estimates.

Investment and Equity Securities

Investment securities are classified at the time of purchase, based on management’s intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, computed using a level yield method, and recognized as interest income adjustments. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned. For 2022 and 2021, this category includes common stocks of public companies that the Company has the positive intent and ability to hold for an indeterminate amount of time. Such securities are reported at fair value, with unrealized holding gains and losses included in earnings.

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

Restricted Stock

Common stock of the FHLB represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2022 and 2021, remains in compliance with regulatory capital and liquidity requirements and continues to pay dividends on the stock and make redemptions at the par value. Considering these factors, management concluded that the stock was not impaired on December 31, 2022, or 2021.

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

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material. The Bank is servicing loans for others in the amount of $94.8 million and $105.9 million on December 31, 2022, and 2021, respectively.

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

Goodwill

The Company accounts for goodwill using a qualitative assessment for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts. No impairment of goodwill was recognized in any of the periods presented.

Intangible Assets

Intangible assets include core deposit intangibles, which measure the value of consumer demand and savings deposits acquired in business combinations accounted for as purchases. The core deposit intangibles are amortized to their estimated residual values over their expected useful lives, commonly ten years. The recoverability of the carrying value of intangible assets is evaluated on an ongoing basis, and permanent declines in value, if any, are charged to expense.

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

Other Real Estate Owned (“OREO”)

Real estate properties acquired through foreclosure are initially recorded at fair value at the foreclosure date, establishing a new cost basis. After foreclosure, management periodically performs valuations, and the real estate is carried at the lower of cost or fair value less estimated cost to sell. Revenue and expenses from operations of the properties, gains or losses on sales, and additions to the valuation allowance are included in operating results. The Company is required to disclose the carrying amount of residential real estate loans in the process of foreclosure. At December 31, 2022 and 2021, the Company reported $68,000 and $1.0 million, respectively, in residential real estate loans in the process of foreclosure. As of December 31, 2022, the Company held one commercial property with a carrying amount of $5.8 million and one residential mortgage with a carrying amount of $28,000 in OREO. As of December 31, 2021, the Company held one commercial property with a carrying amount of $7.0 million in OREO. OREO decreased from December 31, 2021 due to $1.2 million in write-downs for the twelve months ended December 31, 2022.

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

Treasury Stock

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Company. As of December 31, 2022, the Company had 1,671,231 of the Company’s shares, which is an increase of 229,420 shares from the 1,441,811 shares held as of December 31, 2021.

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

Compensation cost is recognized for restricted stock issued to employees based on the fair value of these awards at the grant date. The market price of the Company’s common shares at the grant date is used to estimate the fair value of restricted stock and stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period, and is recorded in "Salaries and employee benefits" expense. (See Note 14-Employee Benefits). The Company’s restricted stock plan allows for a portion of the value to be received in cash by the participant upon vesting. Therefore, the Company records the expense as a liability until the shares vest and the split of the payment between shares and cash can be determined. The Company also measures the fair value of the liability each reporting period and adjusts accordingly.

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

Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets. This standard, along with several other subsequent codification updates, replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses that are expected to occur over the remaining life of a financial asset and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments in this update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The new current expected credit losses model (“CECL”) will apply to the allowance for loan losses, available-for-sale and held-to-maturity debt securities, purchased financial assets with credit deterioration and certain off-balance sheet credit exposures.

Management has completed its implementation plan, segmentation and testing, and model validation. The implementation plan included drafting of additional controls and policies to govern data uploads to its third-party vendor, balancing and reconciling, testing and auditing of inputs, and review and decision-making surrounding segmentation, methodologies, qualitative factor adjustments, and reasonable and supportable forecasts and reversion techniques. Parallel runs were processed during 2022 and the results were consistent with management's expectations. The implementation plan is currently going through the Company's control structure and internal control testing is being performed.

As a result of adopting this standard, the Company expects to increase its reserve through a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, consistent with regulatory expectations set forth in interagency guidance issued at the end of 2016. These estimates are subject to further refinements based on ongoing evaluations of our model, methodologies, and judgments, as well as prevailing economic conditions and forecasts as of the adoption date.  The adoption of ASU 2016-13 is not expected to have a significant impact on our regulatory capital ratios.

At adoption, the Company did not have any securities classified as HTM debt securities.

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

2.	REVENUE RECOGNITION

Following ASC Topic 606, Revenue from Contracts with Customers (Topic 606), management determined that the primary sources of revenue, which emanate from interest income on loans and investments, along with noninterest revenue resulting from investment security gains (losses), gains on the sale of loans, and BOLI income, are not within the scope of ASC 606. These revenue sources cumulatively comprise 89.6% of the total revenue of the Company.

The main types of noninterest income within the scope of the standard are as follows:

Service charges on deposit accounts – The Company has contracts with its deposit customers where fees are charged if the account balance falls below predetermined levels defined as compensating balances. These agreements can be canceled at any time by either the Company or the deposit customer. Revenue from these transactions is recognized monthly as the Company has an unconditional right to the fee consideration. The Company also has transaction fees related to specific customer requests or activities that include overdraft fees, online banking fees, and other transaction fees. All of these fees are attributable to specific performance obligations of the Company where the revenue is recognized at a defined point in time, which is the completion of the requested service/transaction.

Gains (losses) on sale of other real estate owned (“OREO”) – Gains and losses are recognized after the property sale when the buyer obtains control of the real estate, and all of the performance obligations of the Company have been satisfied. Evidence of the buyer obtaining control of the asset includes the transfer of the property title, physical possession of the asset, and the buyer securing control of the risks and rewards related to the asset. In situations where the Company agrees to provide financing to facilitate the sale, additional analysis is performed to ensure that the contract for sale identifies the buyer and seller, the asset to be transferred, the payment terms, that the contract has an actual commercial substance, and that amounts due from the buyer are reasonable. In situations where financing terms are not reflective of current market terms, the transaction price is discounted, impacting the gain/loss and the carrying value of the asset. Gains and losses on the sale of OREO are reported in the Consolidated Statement of Income.

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

Miscellaneous Fee income – Fees earned on other services, such as ATM surcharge fees, money order fees, and check fees, are recognized at the time of the event or the applicable billing cycle.

The following table depicts the disaggregation of revenue derived from contracts with customers to describe the nature, amount, timing, and uncertainty of revenue and cash flows for the years ended December 31:

Noninterest Income	2022	2021
(Dollar amounts in thousands)

Service charges on deposit accounts:
Overdraft fees	$905	$727
ATM banking fees	1,489	1,377
Service charges and other fees	1,456	1,321
(Loss) gain on equity securities (a)	(173)	209
Gain on other real estate owned	-	43
Earnings on bank-owned life insurance (a)	459	546
Gain on sale of loans (a)	24	1,240
Revenue from investment services (b)	674	727
Miscellaneous Fee income	299	276
Gross rental income	951	180
Other income	662	603
Total noninterest income	$6,746	7,249

(a) Not within scope of ASC 606
(b) From services offered by the Company through it's servicing partnership with LPL Financial

3.	EARNINGS PER SHARE

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

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation for the year ended December 31:

	2022	2021

Weighted-average common shares issued	7,551,769	7,325,449

Average treasury stock shares	(1,524,678)	(1,138,783)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	6,027,091	6,186,666

Additional common stock equivalents (stock options and restricted stock) used to calculate diluted earnings per share	17,291	24,410

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	6,044,382	6,211,076

There were no options to purchase shares of common stock outstanding on December 31, 2022. Also outstanding were 63,646 shares of restricted stock, 46,355 shares of which were anti-dilutive.

There were no options to purchase shares of common stock outstanding on December 31, 2021. Also outstanding were 76,933 shares of restricted stock, 53,438 shares of which were anti-dilutive.

4.	INVESTMENT AND EQUITY SECURITIES

The amortized cost, gross gains and losses and fair values of securities available for sale are as follows:

	December 31, 2022
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

Subordinated debt	$32,300	$3	$(2,139)	$30,164
Obligations of states and political subdivisions:
Taxable	500	-	-	500
Tax-exempt	151,896	49	(25,111)	126,834
Mortgage-backed securities in government-sponsored entities	8,302	-	(833)	7,469
Total	$192,998	$52	$(28,083)	$164,967

	December 31, 2021
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(Dollar amounts in thousands)	Cost	Gains	Losses	Value

Subordinated debt	$32,300	$356	$(119)	$32,537
Obligations of states and political subdivisions:
Taxable	500	2	-	502
Tax-exempt	122,877	4,307	(341)	126,843
Mortgage-backed securities in government-sponsored entities	10,140	257	(80)	10,317
Total	$165,817	$4,922	$(540)	$170,199

Equity securities totaled $915,000 and $818,000 on December 31, 2022, and 2021, respectively, which incorporates a recognized net (loss) gain on equity investments of $(173,000) and $209,000 for the years ended December 31, 2022, and 2021, respectively. No net gains were realized from sales of equity securities during these periods.

The amortized cost and fair value of debt securities on December 31, 2022, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
(Dollar amounts in thousands)	Cost	Value

Due in one year or less	$1,125	$1,126
Due after one year through five years	3,004	2,904
Due after five years through ten years	45,363	42,881
Due after ten years	143,506	118,056

Total	$192,998	$164,967

Investment securities with an approximate carrying value of $89.9 million and $77.1 million on December 31, 2022, and 2021, respectively, were pledged to secure deposits and other purposes as required by law.

The Company sold the entire $57.9 million investment portfolio acquired in the Liberty Bancshares merger. These securities were acquired at fair value and then sold. Therefore, there were no realized gains or losses recognized during the year ended December 31, 2022. There were no securities sold during the year ended December 31, 2021.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2022
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

Subordinated debt	$12,638	$(1,129)	$8,790	$(1,010)	$21,428	$(2,139)
Obligations of states and political subdivisions
Tax-exempt	75,343	(10,488)	41,138	(14,623)	116,481	(25,111)
Mortgage-backed securities in government-sponsored entities	6,153	(480)	1,316	(353)	7,469	(833)
Total	$94,134	$(12,097)	$51,244	$(15,986)	$145,378	$(28,083)

	December 31, 2021
	Less than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(Dollar amounts in thousands)	Value	Losses	Value	Losses	Value	Losses

Subordinated debt	$9,150	$(100)	$731	$(19)	$9,881	$(119)
Obligations of states and political subdivisions
Tax-exempt	24,273	(341)	-	-	24,273	(341)
Mortgage-backed securities in government-sponsored entities	-	-	1,980	(80)	1,980	(80)
Total	$33,423	$(441)	$2,711	$(99)	$36,134	$(540)

There were 141 securities in an unrealized loss position for less than twelve months and 60 securities in an unrealized loss position for twelve months or greater on December 31, 2022.

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

The Company has asserted that on December 31, 2022, and 2021, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other-than-temporary and results from interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by state and political subdivisions and mortgage-backed securities in government-sponsored entities accounted for 81.7% of the total available-for-sale portfolio as of December 31, 2022. No credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses quarterly. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

The Company’s primary business activity is with loan customers located within its local Northeastern Ohio trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin, Sunbury, Powell, Plain City, Marysville, and Westerville, Ohio. The Company services loan customers in western Ohio through our offices located in Hardin and Logan counties. The Northeastern Ohio trade area includes Cuyahoga and Summit County, locations in Beachwood, Twinsburg, and Solon, Ohio. Commercial, residential, and consumer loans are granted. Although the Company has a diversified loan portfolio on December 31, 2022, and 2021, loans outstanding to individuals and businesses depend on the local economic conditions in the Company’s immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses (in thousands):

December 31, 2022
Ending Loan Balance by Impairment Evaluation
	Individually	Loans acquired with deteriorated credit quality	Collectively	Total Loans
Loans:
Commercial real estate:
Owner occupied	$5,650	$-	$186,098	$191,748
Non-owner occupied	13,570	2,992	364,018	380,580
Multifamily	-	-	58,251	58,251
Residential real estate	1,023	24	295,261	296,308
Commercial and industrial	1,828	-	193,774	195,602
Home equity lines of credit	244	-	127,821	128,065
Construction and other	-	3,052	91,147	94,199
Consumer installment	-	-	8,119	8,119
Total	$22,315	$6,068	$1,324,489	$1,352,872

December 31, 2021
Ending Loan Balance by Impairment Evaluation
	Individually	Loans acquired with deteriorated credit quality	Collectively	Total Loans
Loans:
Commercial real estate:
Owner occupied	$731	$-	$110,739	$111,470
Non-owner occupied	5,297	-	278,321	283,618
Multifamily	-	-	31,189	31,189
Residential real estate	1,104	-	238,985	240,089
Commercial and industrial	587	-	148,225	148,812
Home equity lines of credit	250	-	104,105	104,355
Construction and other	-	-	54,148	54,148
Consumer installment	-	-	8,010	8,010
Total	$7,969	$-	$973,722	$981,691

The amounts above include net deferred loan origination fees of $2.0 million and $3.6 million on December 31, 2022, and December 31, 2021, respectively. The net deferred loan origination fees include $1,000 and $1.3 million of unearned deferred fees from PPP loans at December 31, 2022 and 2021, respectively.

December 31, 2022
Ending Allowance Balance by Impairment Evaluation
	Individually Evaluated for Impairment	Loans acquired with deteriorated credit quality	Collectively Evaluated for Impairment	Total Allocation
Loans:
Commercial real estate:
Owner occupied	$407	$-	$1,796	$2,203
Non-owner occupied	167	-	5,430	5,597
Multifamily	-	-	662	662
Residential real estate	28	-	2,019	2,047
Commercial and industrial	39	-	1,444	1,483
Home equity lines of credit	48	-	1,705	1,753
Construction and other	-	-	609	609
Consumer installment	-	-	84	84
Total	$689	$-	$13,749	$14,438

December 31, 2021
Ending Allowance Balance by Impairment Evaluation
	Individually Evaluated for Impairment	Loans acquired with deteriorated credit quality	Collectively Evaluated for Impairment	Total Allocation
Loans:
Commercial real estate:
Owner occupied	$10	$-	$1,826	$1,836
Non-owner occupied	655	-	6,776	7,431
Multifamily	-	-	454	454
Residential real estate	17	-	1,723	1,740
Commercial and industrial	42	-	840	882
Home equity lines of credit	16	-	1,436	1,452
Construction and other	-	-	533	533
Consumer installment	-	-	14	14
Total	$740	$-	$13,602	$14,342

As a result of the Liberty merger, the Company acquired loans with deteriorated credit quality with an unpaid principal balance of $8.0 million and an estimated fair value of $6.1 million. For loans that were acquired with specific evidence of deterioration in credit quality, loan losses will be accounted for through a reduction of the specific reserve and will not impact the allowance for loan losses until actual losses exceed the allotted reserves. For loans acquired without deterioration of credit quality, losses incurred will result in adjustments to the allowance for loan losses through the allowance for loan loss adequacy calculation.

The Company’s loan portfolio is segmented to a level that allows management to monitor risk and performance. The portfolio is segmented into Commercial Real Estate (“CRE”) which is further segmented into Owner Occupied (“CRE OO”), Non-owner Occupied (“CRE NOO”), and Multifamily, Residential Real Estate (“RRE”), Commercial and Industrial (“C&I”), Home Equity Lines of Credit (“HELOC”), Construction and Other (“Construction”), and Consumer Installment Loans. The commercial real estate loan segments consist of loans made to finance the activities of commercial real estate owners and operators and certain agricultural loans. The residential real estate and HELOC loan segments consist of loans made to finance the activities of residential homeowners. The C&I loan segment consists of loans made to finance the activities of commercial customers and certain agricultural loans. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.

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

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2022
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial real estate:
Owner occupied	$4,141	$4,141	$-
Non-owner occupied	1,042	1,042	-
Residential real estate	706	770	-
Commercial and industrial	450	547	-
Home equity lines of credit	112	112	-
Total	$6,451	$6,612	$-

With an allowance recorded:
Commercial real estate:
Owner occupied	$1,509	$1,509	$407
Non-owner occupied	12,528	12,528	167
Residential real estate	317	317	28
Commercial and industrial	1,378	1,378	39
Home equity lines of credit	132	132	48
Total	$15,864	$15,864	$689

Total:
Commercial real estate:
Owner occupied	$5,650	$5,650	$407
Non-owner occupied	13,570	13,570	167
Residential real estate	1,023	1,087	28
Commercial and industrial	1,828	1,925	39
Home equity lines of credit	244	244	48
Total	$22,315	$22,476	$689

December 31, 2021
Impaired Loans
		Unpaid
	Recorded	Principal	Related
	Investment	Balance	Allowance
With no related allowance recorded:
Commercial real estate:
Non-owner occupied	$1,547	$1,802	$-
Residential real estate	820	874	-
Commercial and industrial	370	538	-
Home equity lines of credit	7	7	-
Total	$2,744	$3,221	$-

With an allowance recorded:
Commercial real estate:
Owner occupied	$731	$731	$10
Non-owner occupied	3,750	4,277	655
Residential real estate	284	284	17
Commercial and industrial	217	230	42
Home equity lines of credit	243	243	16
Total	$5,225	$5,765	$740

Total:
Commercial real estate:
Owner occupied	$731	$731	$10
Non-owner occupied	5,297	6,079	655
Residential real estate	1,104	1,158	17
Commercial and industrial	587	768	42
Home equity lines of credit	250	250	16
Total	$7,969	$8,986	$740

The tables above include troubled debt restructurings totaling $3.3 million and $2.6 million as of December 31, 2022, and 2021, respectively. The amounts allocated within the allowance for losses for troubled debt restructurings were $72,000 and $150,000 on December 31 2022 and 2021, respectively.

The carrying value of the loans acquired and accounted for in accordance with ASC 310-30, was determined by projecting discounted contractual cash flows. The table below presents the components of the purchase accounting adjustments related to the purchased impaired loans acquired in the Liberty merger as of December 1, 2022:

(In Thousands)	December 1, 2022
Unpaid principal balance	$7,919
Interest	2,978
Contractual cash flows	10,897
Non-accretable premium	117
Expected cash flows	11,014
Accretable discount	(4,995)
Estimated fair value	6,019

The following table presents additional information regarding loans acquired with specific evidence of deterioration in credit quality under ASC 310-30:

(In Thousands)	December 1, 2022	December 31, 2022
Outstanding balance	$7,919	$7,998
Carrying amount	6,019	6,068

Changes in the amortizable yield for purchased credit-impaired loans were as follows for the year ended December 31, 2022:

(In Thousands)	December 31, 2022
Balance at beginning of period	$-
Additions	1,900
Accretion	30
Balance at end of period	1,930

The following table presents the average balance and interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2022		As of December 31, 2021
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized

Commercial real estate:
Owner occupied	$2,637	$231	$1,334	$53
Non-owner occupied	8,671	646	5,023	262
Residential real estate	998	46	1,208	56
Commercial and industrial	1,331	145	763	62
Home equity lines of credit	247	12	245	12
Total	$13,884	$1,080	$8,573	$445

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

The following tables summarize troubled debt restructurings that did not meet the exemption criteria above (in thousands) for the following years ended:

	December 31, 2022
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial and industrial	3	-	3	$1,252	$1,252
				$1,252	$1,252

	December 31, 2021
	Number of Contracts			Pre-Modification	Post-Modification
	Term			Outstanding Recorded	Outstanding Recorded
Troubled Debt Restructurings	Modification	Other	Total	Investment	Investment
Commercial real estate:
Non-owner occupied	1	-	1	$730	$730
Residential real estate	1	-	1	96	96
				$826	$826

There were no subsequent defaults of troubled debt restructurings for the years ended December 31, 2022, or 2021.

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

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system (in thousands):

		Special			Total
December 31, 2022	Pass	Mention	Substandard	Doubtful	Loans

Commercial real estate:
Owner occupied	$176,400	$6,873	$8,475	$-	$191,748
Non-owner occupied	331,584	6,387	42,609	-	380,580
Multifamily	58,251	-	-	-	58,251
Residential real estate	294,254	-	2,054	-	296,308
Commercial and industrial	185,674	7,936	1,992	-	195,602
Home equity lines of credit	127,080	-	985	-	128,065
Construction and other	90,728	308	3,163	-	94,199
Consumer installment	8,117	-	2	-	8,119
Total	$1,272,088	$21,504	$59,280	$-	$1,352,872

		Special			Total
December 31, 2021	Pass	Mention	Substandard	Doubtful	Loans

Commercial real estate:
Owner occupied	$104,217	$2,400	$4,853	$-	$111,470
Non-owner occupied	230,672	3,038	49,908	-	283,618
Multifamily	31,189	-	-	-	31,189
Residential real estate	237,132	-	2,957	-	240,089
Commercial and industrial	143,911	2,748	2,153	-	148,812
Home equity lines of credit	103,296	-	1,059	-	104,355
Construction and other	53,807	341	-	-	54,148
Consumer installment	8,005	-	5	-	8,010
Total	$912,229	$8,527	$60,935	$-	$981,691

Management further monitors the loan portfolio's performance and credit quality by analyzing the portfolio's age as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans (in thousands):

						Purchase
		30-59 Days	60-89 Days	90 Days+	Total	Credit	Total
December 31, 2022	Current	Past Due	Past Due	Past Due	Past Due	Impaired Loans	Loans

Commercial real estate:
Owner occupied	$191,748	$-	$-	$-	$-	$-	191,748
Non-owner occupied	380,467	113	-	-	113	2,992	380,580
Multifamily	58,251	-	-	-	-	-	58,251
Residential real estate	293,698	2,093	111	406	2,610	24	296,308
Commercial and industrial	195,532	62	4	4	70	-	195,602
Home equity lines of credit	127,494	415	145	11	571	-	128,065
Construction and other	93,997	202	-	-	202	3,052	94,199
Consumer installment	8,096	23	-	-	23	-	8,119
Total	$1,349,283	$2,908	$260	$421	$3,589	$6,068	1,352,872

						Purchase
		30-59 Days	60-89 Days	90 Days+	Total	Credit	Total
December 31, 2021	Current	Past Due	Past Due	Past Due	Past Due	Impaired Loans	Loans

Commercial real estate:
Owner occupied	$111,257	$81	$132	$-	$213	$-	111,470
Non-owner occupied	282,365	880	-	373	1,253	-	283,618
Multifamily	31,189	-	-	-	-	-	31,189
Residential real estate	238,483	1,187	-	419	1,606	-	240,089
Commercial and industrial	148,437	112	-	263	375	-	148,812
Home equity lines of credit	104,316	-	39	-	39	-	104,355
Construction and other	54,148	-	-	-	-	-	54,148
Consumer installment	7,799	16	19	176	211	-	8,010
Total	$977,994	$2,276	$190	$1,231	$3,697	$-	981,691

The following tables present the recorded investment in nonaccrual loans and loans past due over 89 days and still on accrual by class of loans (in thousands):

		90+ Days Past
December 31, 2022	Nonaccrual	Due and Accruing

Commercial real estate:
Owner occupied	$69	$-
Residential real estate	1,431	-
Commercial and industrial	186	-
Home equity lines of credit	191	-
Construction and other	68	-
Consumer installment	166	-
Total	$2,111	$-

		90+ Days Past
December 31, 2021	Nonaccrual	Due and Accruing

Commercial real estate:
Owner occupied	$81	$-
Non-owner occupied	2,442	-
Residential real estate	1,577	-
Commercial and industrial	456	-
Home equity lines of credit	121	-
Consumer installment	182	-
Total	$4,859	$-

There were no loans past due 90 days or more and still accruing interest on December 31, 2022 or 2021. Interest income that would have been recorded had these loans not been placed on nonaccrual status was $125,000 in 2022 and $204,000 in 2021.

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

The following tables summarize the ALLL within the primary segments of the loan portfolio and the activity within those segments (in thousands):

	Allowance for Loan and Lease Losses
	Balance				Balance
	December 31, 2021	Charge-offs	Recoveries	Provision	December 31, 2022
Loans:
Commercial real estate:
Owner occupied	$1,836	$-	$5	$362	$2,203
Non-owner occupied	7,431	(150)	23	(1,707)	5,597
Multifamily	454	-	-	208	662
Residential real estate	1,740	-	61	246	2,047
Commercial and industrial	882	(40)	312	329	1,483
Home equity lines of credit	1,452	(25)	-	326	1,753
Construction and other	533	-	-	76	609
Consumer installment	14	(231)	141	160	84
Total	$14,342	$(446)	$542	$-	$14,438

	Allowance for Loan and Lease Losses
	Balance				Balance
	December 31, 2020	Charge-offs	Recoveries	Provision	December 31, 2021
Loans:
Commercial real estate:
Owner occupied	$1,342	$-	$45	$449	$1,836
Non-owner occupied	6,817	(313)	138	789	7,431
Multifamily	461	-	-	(7)	454
Residential real estate	1,683	(27)	27	57	1,740
Commercial and industrial	1,353	(1)	194	(664)	882
Home equity lines of credit	1,405		56	(9)	1,452
Construction and other	378	-	46	109	533
Consumer installment	20	(124)	142	(24)	14
Total	$13,459	$(465)	$648	$700	$14,342

The provision fluctuations during the year ended December 31, 2022, allocated to:

●	non-owner occupied commercial loans due to a decrease in substandard credits.
●	owner occupied commercial loans due to an increase in loans, coupled with an increase in the specific reserve on impaired loans.
●	commercial and industrial loans, residential real estate loans, and multifamily loans are due to an increase in loans
●	home equity lines of credit and residential loans are due to an increase in loans, coupled with an increase in the specific reserve on impaired loans.

The provision fluctuations during the year ended December 31, 2021, allocated to:

●	non-owner occupied commercial real estate loans are due to exposure to the substandard-rated credits related to the hospitality industry.
●	commercial and industrial loans are due to a decrease in outstanding balances as PPP loans receive forgiveness.
●	owner-occupied are due to an increase in substandard-rated credits.

6.	PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31:

(Dollar amounts in thousands)	2022	2021

Land and land improvements	$4,896	$2,963
Building and leasehold improvements	20,537	16,531
Furniture, fixtures, and equipment	9,485	9,596
Financing right-of-use assets	3,703	4,491
Total premises and equipment	38,621	33,581
Less accumulated depreciation and amortization	16,660	16,309

Total premises and equipment, net	$21,961	$17,272

Depreciation expense charged to operations was $1.3 million in 2022 and $1.4 million in 2021.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $31.7 million and $15.1 million for the years ended December 31, 2022 and 2021, respectively. Core deposit intangible carrying amount was $7.7 million and $1.4 million for the years ended December 31, 2022, and 2021, respectively. Core deposit accumulated amortization was $2.1 million and $1.7 million for the years ended December 31, 2022, and 2021. Amortization expense totaled $372,000 and $321,000 in 2022 and 2021, respectively.

Core deposit intangible assets are amortized to their estimated residual values over their expected useful lives, commonly ten years. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2022, is as follows:

(Dollar amounts in thousands)
Remaining 2023	$1,059
2024	1,031
2025	998
2026	968
2027	691
Thereafter	2,954
Total	$7,701

Activity for mortgage servicing rights (“MSR”s) follows:

(Dollar amounts in thousands)	2022	2021

Beginning of year	$542	$476
Purchases (1)	1,680	-
Additions	19	257
Amortized to expense	(169)	(191)

End of year	$2,072	$542

(1)	This reflects the fair value of the mortgage servicing rights acquired in the merger.

8.	ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

The components of accrued interest receivable and other assets at the years ended December 31:

(Dollar amounts in thousands)	2022	2021

Restricted stock	$5,777	$4,399
Accrued interest receivable on investment securities	1,571	1,312
Accrued interest receivable on loans	4,333	2,820
Deferred tax asset, net	9,454	1,693
Operating right-of-use assets	717	872
Other	6,676	3,201

Total	$28,528	$14,297

9.	DEPOSITS

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 as of December 31, 2022, and 2021 were $50.9 million and $33.4 million, respectively.

Scheduled maturities of all time deposits as of December 31, 2022, are as follows:

(Dollar amounts in thousands)
2023	$136,767
2024	85,780
2025	6,665
2026	5,331
2027	3,477
Total	$238,020

Scheduled maturities of time deposits that meet or exceed the FDIC Insurance limit of $250,000 as of December 31, 2022, are as follows:

(Dollar amounts in thousands)	Amount	Percent of Total

Within three months	$9,807	19.26%
Beyond three but within six months	5,094	10.00%
Beyond six but within twelve months	11,166	21.93%
Beyond one year	24,850	48.81%

Total	$50,917	100.00%

Deposits of related parties amounted to $24.1 million and $29.2 million as of December 31, 2022 and 2021, respectively.

10.	SHORT-TERM BORROWINGS

For the year ended December 31, outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2022	2021

Balance at year-end	$65,000	$-
Average balance outstanding	8,576	85
Maximum month-end balance	80,000	-
Weighted-average rate at year-end	4.38%	N/A
Weighted-average rate during the year	3.58%	0.40%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $6.0 million line of credit and a $10.0 million line of credit. Both lines of credit have adjustable rates based on the time of borrowing. On December 31, 2022, and 2021, there were no outstanding borrowings under these lines of credit. The additional borrowing capacity on FHLB advances was $380.8 million and $417.4 million on December 31, 2022, and 2021, respectively.

11.	OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

			Weighted-	Stated interest
(Dollar amounts in thousands)	Maturity range		average	rate range
Description	from	to	interest rate	from	to	2022	2021
Finance lease liabilities	10/30/34	11/30/41	3.01%	2.50%	3.51%	$3,811	$4,653
Junior subordinated debt	12/21/37	12/21/37	3.25%	4.45%	4.45%	8,248	8,248

Total						$12,059	$12,901

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
		Weighted-
Year Ending December 31,	Amount	Average Rate
2023	$196	3.01%
2024	202	3.01%
2025	214	3.01%
2026	227	3.01%
2027	234	3.01%
Beyond 2025	10,986	4.79%

Total	$12,059	4.74%

Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company, which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company had an available borrowing capacity of approximately $380.8 million on December 31, 2022.

The Bank has a $64.0 million irrevocable Standby Letter of Credit Agreement with the FHLB outstanding at December 31, 2022. This letter of credit is issued to secure municipal deposit accounts as required by law.  The amount of funds available from the FHLB to the Bank is reduced by any letters of credit outstanding.

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

As of December 31, 2022, the Company had finance lease liabilities of $3.8 million on the Consolidated Balance Sheet. See Note 15 of the financial statements for more information.

12.	ACCRUED INTEREST PAYABLE AND OTHER LIABILITIES

The components of accrued interest payable and other liabilities are as follows at December 31:

	2022	2021
(Dollar amounts in thousands)
Accrued interest payable	$878	$237
Accrued directors' benefits	4,440	2,247
Accrued salary and benefits expense	1,942	1,631
Operating lease liabilities	723	878
Other	2,930	1,167

Total	$10,913	$6,160

13.	INCOME TAXES

The provision for federal income taxes for the years ended December 31 consists of:

(Dollar amounts in thousands)	2022	2021

Current payable	$3,544	$4,466
Deferred	(324)	(401)

Total provision	$3,220	$4,065

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at December 31:

(Dollar amounts in thousands)	2022	2021

Deferred tax assets:
Allowance for loan and lease losses	$2,921	$3,012
Supplemental retirement plan	932	608
Investment security basis adjustment	18	18
Nonaccrual interest income	319	350
Accrued compensation	328	293
Deferred origination fees, net	26	-
Net unrealized loss on AFS securities	5,886	-
Lease liability	952	1,161
Acquisition fair value adjustments	728	-
Net operating losses	366	-
Other	252	-
Gross deferred tax assets	12,728	5,442

Deferred tax liabilities:
Premises and equipment	1,123	632
Net unrealized gain on AFS securities	-	920
Net unrealized gain on equity securities	48	85
FHLB stock dividends	242	139
Intangibles	474	450
Mortgage servicing rights	435	114
Deferred origination fees, net	-	34
Acquisition fair value adjustments	-	249
Right of use assets	928	1,126
Other	24	-
Gross deferred tax liabilities	3,274	3,749

Net deferred tax assets	$9,454	$1,693

No valuation allowance was established on December 31, 2022, and 2021, in view of the Company’s tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate for the years ended December 31, is as follows:

(Dollar amounts in thousands)	2022		2021
		% of		% of
		Pretax		Pretax
	Amount	Income	Amount	Income

Provision at statutory rate	$3,967	21.0%	$4,766	21.0%
Tax-exempt income	(893)	(4.7)%	(703)	(3.1)%
Nondeductible interest expense	5	-%	-	-%
Nondeductible acquisition expense	175	0.9%	-	-%
Other	(34)	(0.2)%	2	-%

Actual tax expense and effective rate	$3,220	17.0%	$4,065	17.9%

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

At December 31, 2022 and 2021, the Company had no ASC 740-10 unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the states of Ohio and Florida, and the Bank is subject to a capital-based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before 2019.

14.	EMPLOYEE BENEFITS

Employee Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank who are at least 21 years of age. The Bank’s contributions to the plans are discretionary and were based on 66% matching of voluntary contributions up to 6% of compensation for the years ended December 31, 2022.  The Bank’s contributions to the plans are discretionary and were based on 50% matching of voluntary contributions up to 6% of compensation for the years ended December 31, 2021. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20% increments. Prior service by Liberty employees who become Middlefield employees is reviewed for purposes of eligibility, vesting and, contribution allocations. Contributions for 2022 and 2021 to these plans amounted to $427,000 and $347,000, respectively.

Executive Deferred Compensation Plans

The Company maintains executive deferred compensation plans to provide post-retirement payments to members of senior management. The plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to several officers, with contributions made solely by the Bank. Accrued executive deferred compensation amounted to $3.7 million and $1.9 million as of December 31, 2022, and 2021, respectively. In addition, during 2022 and 2021, the Company recognized nonqualified deferred compensation expense of $164,000 and $264,000, respectively, to the plans.

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

In 2017, the Company adopted the 2017 Omnibus Equity Plan (the “2017 Plan”) for granting incentive stock options, nonqualified stock options, restricted stock, and other equity awards to key officers and employees and nonemployee directors of the Company. The Company’s stockholders approved the 2017 Plan at the annual meeting of the stockholders held on May 10, 2017. A total of 448,000 shares of authorized and unissued or issued common stock are reserved for issuance under the 2017 Plan, which expires ten years from the date of board approval of the plan. The per-share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted. The remaining available shares that can be issued under the 2017 Plan were 390,839 on December 31, 2022.

There was no stock option activity during the twelve months ended December 31, 2022.

The following table presents share data related to stock option activity during 2021:

	Shares	Weighted- average Exercise Price Per Share

Outstanding, January 1, 2021	12,150	$8.78
Exercised	(12,150)	8.78

Outstanding, December 31, 2021	-	$-

Exercisable, December 31, 2021	-	$-

For the year ended December 31, 2021, 12,150 options were exercised, resulting in net proceeds to the participant of $21,000.

During 2022 and 2021, the Compensation Committee of the Company's Board of Directors granted awards of restricted stock for an aggregate amount of 25,414 and 29,193 shares, respectively, to certain employees of the Bank. The expense recognized for all outstanding awards was $307,000 and $478,000 for the years ended 2022 and 2021, respectively. The number of restricted stock shares earned or settled will depend on specific conditions and are also subject to service period-based vesting. The award recipient must maintain service with Middlefield Banc Corp. and its affiliates until the third anniversary of the award to satisfy the service condition. In addition, the market condition will be met if the average total shareholder annual return (“TSR”) on Middlefield Banc Corp. stock for the three subsequent years meets target for 2021 and 2022. The target TSR is 10%, capped at 125% of target, and reduced proportionally between 0% and 10%.

The liability for these accrued officer benefits was $693,000 and $979,000 for the years ended December 31, 2022, and December 31, 2021, respectively.

The Company recognizes restricted stock forfeitures in the period they occur.

The following table presents the activity during 2022 related to awards of restricted stock:

	Units	Weighted- average Grant Date Fair Value Per Unit
Nonvested at January 1, 2022	76,933	$23.01
Granted	25,414	24.80
Vested	(25,263)	20.95
Forfeited	(13,438)	-
Nonvested at December 31, 2022	63,646	$24.34
Expected to vest at December 31, 2022	47,236	$23.97

As of December 31, 2022, there was $533,000 of total unrecognized compensation cost related to nonvested restricted shares granted under the 2017 Plan. The cost is expected to be recognized over a weighted-average period of 1.92 years. The total fair value of shares vested during the years ended December 31, 2022, and 2021 was $529,000 and $447,000, respectively.

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

(Dollar amounts in thousands)	2022	2021

Commitments to extend credit	$443,364	$280,379
Standby letters of credit	869	586

Total	$444,233	$280,965

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

Leasing Commitments

The Company leases six of its branch locations and one loan production office. As of December 31, 2022, net assets recorded under leases amounted to $4.4 million and have remaining lease terms of 4 years to 19 years. As of December 31, 2022, finance lease assets included in premises and equipment, net, totaled $3.7 million, and operating lease assets included in accrued interest receivable and other assets on the Consolidated Balance Sheet totaled $717,000. As of December 31, 2022, finance lease obligations included in other borrowings totaled $3.8 million, and operating lease obligations included in accrued interest payable and other liabilities on the Consolidated Balance Sheet totaled $723,000.

Lease costs incurred are as follows for the years ended December 31:

	2022	2021
Lease Costs:
Finance lease cost:
Amortization of right-of-use asset	$176	$313
Interest Expense	116	130
Other	30	63
Operating lease cost	206	225
Total lease cost	$528	$731

The following table displays the weighted-average term and discount rates for both operating and finance leases outstanding as of December 31, 2022:

	Operating	Finance
Weighted-average term (years)	5.0	15.6
Weighted-average discount rate	1.9%	3.0%

The following table displays the undiscounted cash flows due related to operating and finance leases as of December 31, 2022, along with a reconciliation to the discounted amount recorded on the December 31, 2022 balance sheet:

	Operating	Finance
Undiscounted cash flows due within:
2023	$169	$308
2024	169	308
2025	169	314
2026	134	320
2027	27	320
2028 and thereafter	95	3,207
Total undiscounted cash flows	763	4,777

Impact of present value discount	(40)	(966)

Amount reported on balance sheet	$723	$3,811

16.	REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a bank holding company. The bank is subject to regulations of the FDIC and the State of Ohio, Division of Financial Institutions.

Cash Requirements

The Federal Reserve Bank of Cleveland requires the Company to maintain certain average reserve balances. The reserves requirement was reduced to zero as of December 31, 2022, and 2021.

Loans

Federal law prevents the Company from borrowing from the Bank unless specific obligations secure the loans. Further, such a secured loan is limited to 10% of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that an Ohio state-chartered bank can pay. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula, the amount available for payment of dividends for 2023 approximates $7.0 million, plus 2023 profits retained up to the dividend declaration date.

17.	REGULATORY CAPITAL

The Bank and Company are subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and regulators can lower classifications in some instances. As a result, failure to meet various capital requirements can initiate regulatory action that could directly affect the financial statements. As of December 31, 2022, the Bank and Company have met all capital adequacy requirements to which they are subject.

The prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized. However, these terms are not used to represent the overall financial condition. If an institution is adequately capitalized, regulatory approval is required before the institution may accept brokered deposits. If an institution is under capitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

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

The following tables present actual and required capital ratios as of December 31, 2022, and 2021 under the Basel III Capital Rules. Capital levels required to be considered well-capitalized are based upon prompt corrective action regulations, as amended to reflect the Basel III Capital Rules changes.

	As of December 31, 2022
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based

The Middlefield Banking Company	11.16%	12.63%	12.63%	13.61%
Middlefield Banc Corp.	11.30%	12.80%	12.25%	13.78%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

	As of December 31, 2021
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based

The Middlefield Banking Company	9.80%	12.72%	12.72%	13.97%
Middlefield Banc Corp.	10.02%	12.96%	12.18%	14.21%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus fully phased-in capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

18.	FAIR VALUE DISCLOSURE MEASUREMENTS

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

		December 31, 2022

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
Subordinated debt	$-	$21,427	$8,737	$30,164
Obligations of states and political subdivisions	-	127,334	-	127,334
Mortgage-backed securities in government-sponsored entities	-	7,469	-	7,469
Total debt securities	-	156,230	8,737	164,967
Equity securities in financial institutions	915	-	-	915
Total	$915	$156,230	$8,737	$165,882

		December 31, 2021

(Dollar amounts in thousands)	Level I	Level II	Level III	Total

Assets measured on a recurring basis:
Subordinated debt	$-	$20,337	$12,200	$32,537
Obligations of states and political subdivisions	-	127,345	-	127,345
Mortgage-backed securities in government-sponsored entities	-	10,317	-	10,317
Total debt securities	-	157,999	12,200	170,199
Equity securities in financial institutions	818	-	-	818
Total	$818	$157,999	$12,200	$171,017

Investment Securities Available for Sale – An independent pricing service provides the Company fair values, which represent quoted prices for similar assets, fair values determined by pricing models using a market approach that considers observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems (Level II). Level III securities are assets whose fair value cannot be determined by using observable measures. The inputs to the valuation methodology of these securities are unobservable and significant to the fair value measurement. Currently, this category includes certain subordinated debt investments that are valued based on the discounted cash flow approach assuming a yield curve of similarly structured instruments.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of specific financial instruments could result in a different estimate of fair value at the reporting date. Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective period-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments following the respective reporting dates may be different from the amounts reported at each period-end.

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

The following table presents the fair value reconciliation of Level 3 assets measured at fair value on a recurring basis.

(Dollar amounts in thousands)
Subordinated debt
Balance as of January 1, 2022	$12,200
Transfers into Level III (1)	500
Transfers out of Level III (1)	(3,750)
Net unrealized holding gain on available-for-sale investment securities	(213)
Balance as of December 31, 2022	$8,737

(1) Transfers between hierarchy levels are based on the availability of sufficient observable inputs to meet Level II versus Level III criteria. The level designation of each financial instrument is reassessed at the end of each period.

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

		December 31, 2022

	Level I	Level II	Level III	Total
(Dollar amounts in thousands)
Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$1,143	$1,143
Other real estate owned	-	-	5,792	5,792

		December 31, 2021

	Level I	Level II	Level III	Total
(Dollar amounts in thousands)
Assets measured on a non-recurring basis:
Impaired loans	$-	$-	$4,162	$4,162

Impaired Loans – The Company has measured impairment on collateral-dependent impaired loans generally based on the fair value of the loan’s collateral. Fair value is usually determined based on independent third-party appraisals of the properties. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. Additionally, management estimates expected costs to sell the property, which are also included in the net realizable value. If the fair value of the collateral-dependent loan is less than the carrying amount of the loan, a specific reserve for the loan is made in the allowance for loan losses, or a charge-off is taken to reduce the loan to the fair value of the collateral (less estimated selling costs) and the loan is included in the above table as a Level III measurement. If the fair value of the collateral exceeds the carrying amount of the loan, then the loan is not included in the above table as it is not currently being carried at its fair value. The fair values in the preceding tables include estimated selling costs of $688,000 and $901,000 on December 31, 2022, and 2021, respectively.

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

The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2022
Impaired loans	$1,143	Appraisal of collateral (1)	Appraisal adjustments (2)	12.0%

Other real estate owned	$5,792	Appraisal of collateral (1)	Appraisal adjustments (2)	8.4%

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)
	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2021
Impaired loans	$4,162	Appraisal of collateral (1)	Appraisal adjustments (2)	25.0%	to	72.2%	(36.6%)

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

The estimated fair value of the Company’s financial instruments not recorded at fair value on a recurring basis is as follows:

	December 31, 2022
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Net loans	$1,338,434	$-	$-	$1,298,814	$1,298,814

Financial liabilities:
Deposits	$1,402,019	$1,163,999	$-	$231,218	$1,395,217
Other borrowings	12,059	-	-	12,059	12,059

	December 31, 2021
	Carrying				Total
	Value	Level I	Level II	Level III	Fair Value
	(in thousands)
Financial assets:
Loans held for sale	$1,051	$-	$1,051	$-	$1,051
Net loans	967,349	-	-	961,645	961,645

Financial liabilities:
Deposits	$1,166,610	$967,885	$-	$199,503	$1,167,388
Other borrowings	12,901	-	-	12,901	12,901

Included within other borrowings is an $8.2 million note payable, which matures in December 2037.  These borrowings were used to form a special purpose entity (“Entity”) to issue $8.0 million of floating rate, obligated mandatorily redeemable securities.   The rate adjusts quarterly, equal to LIBOR plus 1.67%.     The borrowing is a floating rate instrument and any difference between the cost and fair value are insignificant.

In addition to the financial instruments included in the above tables, cash and equivalents, bank-owned life insurance, Federal Home Loan Bank stock, accrued interest receivable, FHLB advances, and accrued interest payable, are carried at cost, which approximates the fair value of the instruments.

19.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss by component net of tax:

Unrealized gains/(losses) on
available-for-sale
(Dollars in thousands)	securities (a)

Balance as of December 31, 2020	$4,284
Other comprehensive loss	(822)
Balance at December 31, 2021	$3,462

Balance as of December 31, 2021	$3,462
Other comprehensive loss	(25,606)
Balance at December 31, 2022	$(22,144)

(a)	All amounts are net of tax. Amounts in parentheses indicate debits to accumulated other comprehensive income.

No unrealized gains or losses on available-for-sale securities were reclassified out of accumulated other comprehensive income for the years ended December 31, 2022, or 2021.

20.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2022	2021
ASSETS
Cash and due from banks	$201	$805
Equity securities, at fair value	645	818
Investment in nonbank subsidiary	1	1
Investment in subsidiary bank	202,887	150,588
Other assets	2,984	1,371

TOTAL ASSETS	$206,718	$153,583

LIABILITIES
Trust preferred debt	$8,248	$8,248
Other liabilities	779	-
TOTAL LIABILITIES	9,027	8,248

STOCKHOLDERS' EQUITY	197,691	145,335

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$206,718	$153,583

CONDENSED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2022	2021

INCOME
Dividends from subsidiary bank	$15,500	$18,600
(Loss) gain on equity securities	(173)	209
Other	7	5
Total income	15,334	18,814

EXPENSES
Interest expense	288	151
Salaries and employee benefits	667	842
Ohio state franchise tax	1,157	1,144
Other	3,434	742
Total expenses	5,546	2,879

Income before income tax benefit	9,788	15,935

Income tax benefit	(1,024)	(560)

Income before equity in undistributed net income of subsidiaries	10,812	16,495

Equity in undistributed net income of subsidiaries	4,861	2,138

NET INCOME	$15,673	$18,633

Comprehensive (loss) income	$(9,933)	$17,811

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2022	2021

OPERATING ACTIVITIES
Net income	$15,673	$18,633
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Subsidiaries	(4,861)	(2,138)
Stock-based compensation	307	398
Loss (gain) on equity securities	173	(209)
Other, net	(297)	(664)
Net cash provided by operating activities	10,995	16,020

INVESTING ACTIVITIES
Acquisition, net of cash paid	10	-

FINANCING ACTIVITIES
Stock options exercised	-	94
Repurchase of treasury shares	(6,119)	(12,291)
Cash dividends	(5,490)	(4,240)
Net cash used in financing activities	(11,609)	(16,437)

Decrease in cash	(604)	(417)

CASH AT BEGINNING OF YEAR	805	1,222

CASH AT END OF YEAR	$201	$805

SUPPLEMENTAL INFORMATION
Common stock issued in business acquisition	$73,265	$-

21.	BUSINESS ACQUISITION

In the second quarter of 2022, the Company announced the signing of a definitive merger agreement to acquire 100% of the outstanding equity interest of Liberty for stock. Liberty was an Ohio bank holding company whose national bank subsidiary, Liberty National Bank, operated six offices in Central and Northwest Ohio.

The transaction closed on December 1, 2022, with Liberty National Bank merging into Middlefield Bank, with Middlefield Bank as the surviving entity. The acquisition established the Company’s presence in Hardin, Logan, Franklin, and Union Counties.

Under the terms of the merger agreement, Liberty shareholders received 2.752 shares of the Company’s common stock in exchange for each share of Liberty common stock they owned immediately before the merger. The Company issued 2.6 million shares of its common stock in the merger and the aggregate merger consideration was approximately $73.3 million. Upon closing, Liberty National Bank was merged into MBC, and its six full-service bank offices, in Ada and Kenton in Hardin County, in Bellefontaine and Bellefontaine South in Logan County, in Marysville in Union County, and in Westerville in Franklin County, became offices of MBC.

The Company accounted for the Liberty acquisition using the acquisition method of accounting and accordingly, assets acquired, liabilities assumed, and consideration exchanged were recorded at estimated fair value on the acquisition date, in accordance with purchase accounting. The Company relied on the income approach to estimate the value of the loans.  The loans’ underlying characteristics (account types, remaining terms (in months), annual interest rates or coupons, interest types, past delinquencies, timing of principal and interest payments, current market rates, loan-to-value ratios, loss exposures and remaining balance) were considered.  Various assumptions were applied regarding credit, interest, and prepayment risks for the loans based on loan types, payment types and fixed or variable classifications. Due to the timing of the merger, the estimated fair value measurements remain preliminary. Management will continue to review the estimated fair values and expects to finalize its analysis of the acquired assets and assumed liabilities in the transaction within one year of the merger.  As the Company finalizes its analysis of these assets, there may be adjustments to the recorded carrying values. Any adjustments to carrying values will be recorded in goodwill. The calculation of goodwill is subject to change for up to one year after closing date of the transaction as additional information relative to closing date estimates and uncertainties becomes available.

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

The following table summarizes the purchase of Liberty as of December 1, 2022:

(In Thousands, Except Per Share Data)
Purchase Price Consideration in Common Stock
Middlefield Banc Corp. shares issued	2,561,513
Value assigned to Middlefield Banc Corp. common shares	$28.60
Purchase price assigned to Liberty common shares exchanged for		73,259
Purchase Price Consideration in Cash
Cash paid in lieu of fractional shares		6
Total Purchase Price		73,265
Net Assets Acquired:
Liberty shareholders equity	$49,041
Adjustments to reflect assets acquired at fair value:
Loans
Allowance for loan loss	4,497
Loans - interest rate	646
Loans - general credit	(3,433)
Core deposit intangible	6,669
Investments	(1,461)
Mortgage servicing rights	830
Other	94
Adjustments to reflect liabilities acquired at fair value:
Time deposits	(228)
Deferred taxes	(54)
Total net assets acquired		56,601
Goodwill resulting from merger		$16,664

The following condensed statement reflects the amounts recognized as of the acquisition date for each major class of asset acquired and liability assumed, at fair value:

(In Thousands)
Total purchase price		$73,265
Assets (liabilities) acquired:
Net assets acquired:
Cash	18,406
Loans and loans held for sale	312,618
Investments	57,907
Premises and equipment, net	6,087
Accrued interest receivable	1,563
Bank-owned life insurance	16,290
Core deposit intangible	6,670
Mortgage servicing rights	1,680
Other assets	3,111
Time deposits	(69,278)
Non-time deposits	(294,684)
Accrued interest payable	(246)
Other liabilities	(3,523)
Total net assets acquired		56,601
Goodwill resulting from the Liberty merger		$16,664

Middlefield recorded goodwill and intangibles associated with the purchase of Liberty totaling $16.7 million. Goodwill is not amortized, but is periodically evaluated for impairment. Middlefield Bank did not recognize any impairment during the year ended December 31, 2022.

Identifiable intangibles are amortized to their estimated residual values over the expected useful lives. Such lives are also periodically reassessed to determine if any amortization period adjustments are required. During the year ended December 31, 2022, no such adjustments were recorded. The identifiable intangible assets consist of a core deposit intangible which is being amortized over the estimated useful life of 10 years. The gross carrying amount of the core deposit intangible acquired in the Liberty merger that closed in 2022 was $6.7 million at December 31, 2022 with $63,000 accumulated amortization as of that date.

As of December 31, 2022, the current year and estimated future amortization expense for the core deposit intangible associated with this merger is as follows:

(In Thousands)
Remaining 2023	$763
2024	750
2025	734
2026	714
2027	691
Thereafter	2,954
$6,606

The Company incurred $2.4 million in merger expenses, which were recognized in noninterest expense within the Consolidated Statement of Income for the year ended December 31, 2022.

Results of operations for Liberty prior to the acquisition date are not included in the Consolidated Statement of Income for the year ended December 31, 2022. The results of activities from the former Liberty operations that are included in the Consolidated Statement of Income from the date of acquisition through December 31, 2022 are broken out in the following table:

Actual from Acquisition Date Through December 31, 2022
(in thousands)

Net interest income	$1,366
Noninterest income	$117
Net income	$867

The table below presents unaudited pro forma information as if the acquisition of Liberty had occurred on January 1, 2021. The unaudited pro forma information includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, and the related income tax effects. The pro forma information is not necessarily indicative of the results of operations that would have occurred had the transactions been effected on the assumed dates, and accordingly, does not attempt to predict or suggest future results. Merger and acquisition integration costs and amortization of fair value adjustments are included in the amounts below.

	Pro Formas
	Twelve-month period ended December 31,
	2022	2021
	(in thousands, except per share data)

Net interest income	$63,277	$63,770
Noninterest income	10,151	9,779
Net income	$21,142	$16,297
Pro forma earnings per share:
Basic	$3.51	$1.86
Diluted	$3.50	$1.86

Pro Forma net income was reduced by $8.5 million for the year ended December 31, 2021 for additional estimated nonrecurring merger expenses and increased by $8.5 million for the year ended December 31, 2022 to reflect the removal of merger expenses incurred for the year ended December 31, 2022 but reflected in the pro-forma net income as of December 31, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements.

This Management’s Discussion and Analysis section of the Annual Report contains forward-looking statements. Forward-looking statements are based on a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond the Company's control. Although the Company believes its estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by the Company or any other person that the indicated results will be achieved. Investors are cautioned not to place undue reliance on forward-looking information.

These forward-looking statements may involve significant risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results in these forward-looking statements.

Overview

During 2022, the Company reported net income of $15.7 million, or $2.59 per diluted share, compared with $18.6 million, or $3.00 per diluted share, in 2021. The Company’s return on average assets for 2022 and 2021 was 1.17% and 1.36%, respectively, while the Company’s return on average equity was 11.25% and 12.74%, respectively.

Highlights of the Company’s performance in 2022 (on a year-over-year basis unless noted) include the following:

●	Returned $11.6 million of capital to shareholders through cash dividends and the repurchase of 229,420 shares at an average price of $26.67 per share
●	Net income was $15.7 million, or $2.59 per diluted share, compared to $18.6 million, or $3.00 per diluted share
●

Non-GAAP (1)  net income, adjusted for certain one-time items and expenses associated with the Liberty Bancshares, Inc. merger, was $18.3 million, or $3.03 per diluted share, compared to $18.5 million, or $2.98 per diluted share

●

Non-GAAP(1) ROAE and ROATE, adjusted for certain one-time items and expenses associated with the Liberty Bancshares, Inc. merger, was 13.15% and 15.12%, respectively, compared to 12.67% and 14.29%, respectively

●	Twelve-month pre-tax income benefited from $1.2 million of net fees associated with the Paycheck Protection Program (“PPP”), compared to $4.6 million in the 2021 full year
●	Net interest margin improved by 30 basis points to 4.08%, compared to 3.78%
●	Total loans were $1.35 billion, compared to $981.7 million at December 31, 2021
●	Total loans increased organically by $91.4 million, or 9.6% from December 31, 2021, without the impact of PPP loan forgiveness and the Liberty Bancshares, Inc. merger
●	Strong asset quality with nonperforming loans to total loans of 0.16%, compared to 0.49%
●	Allowance for loan losses was 1.07% of total loans, compared to 1.46%
(1)	A reconciliation of non-GAAP financial measures can be found in the following tables.

Reconciliation of Net Income, Less Merger and Certain Items	For the Twelve Months Ended

	December 31,	December 31,
	2022	2021

Net Income	$15,673	$18,633
Acquisition related costs- after tax	1,882	-
Net costs of other real estate owned - after tax (2)	755	(108)
Net Income- Adjusted	$18,310	$18,525

Diluted EPS excluding merger and one-time items	$3.03	$2.98
Return on average assets excluding merger and one-time items (annualized)	1.37%	1.35%
Return on average equity excluding merger and one-time items (annualized)	13.15%	12.67%
Return on average tangible common equity excluding merger and one-time items (annualized)	15.12%	14.29%

(2)	This includes OREO writedowns, gross OREO expenses, and gross rental income earned on OREO.

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

Valuation of Securities. Investment securities are classified as held to maturity or available for sale on the date of purchase. Only those securities classified as held to maturity are reported at amortized cost. Available-for-sale securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive (loss) income, net of related deferred income taxes, on the Consolidated Balance Sheet. The majority of the Company’s securities are valued based on prices compiled by third-party vendors using observable market data. However, particular securities are less actively traded and do not always have quoted market prices. The determination of fair value for less actively traded securities, therefore, requires judgment, with such determination requiring benchmarking to similar instruments or analyzing default and recovery rates. Examples include certain collateralized mortgage and debt obligations and high-yield debt securities. Realized securities gains or losses are reported within noninterest income in the Consolidated Statement of Income. The cost of securities sold is based on the specific identification method.

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

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security, or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and the investment’s fair value at the balance sheet date. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income or loss. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Debt securities issued by state and political subdivisions and mortgage-backed securities in government-sponsored entities accounted for 81.7% of the total available-for-sale portfolio as of December 31, 2022, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

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

Loans Held for Sale

The Bank originates residential loans secured by first-lien mortgages on one-to-four family residential properties located within its market area for either portfolio or sale into the secondary market. At origination, a determination is made whether a loan will be held in the Bank’s portfolio or is intended for sale in the secondary market. Mortgage loans held for sale are recorded at the lower of the aggregate cost or fair value. The Bank recognizes gains and losses on sales of the loans held for sale when the sale is completed. In addition to interest earned on loans and income recognized on the sale of loans, the Bank receives fees for servicing loans that it has sold.

Income Taxes

The Company estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which the Company conducts business. Quarterly, management assesses the reasonableness of the Company’s effective tax rate based on management’s current estimate of the amount and components of net income, tax credits, and the applicable statutory tax rates expected for the entire year. The estimated income tax expense is recorded in the Consolidated Statement of Income.

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

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price over the fair value of the assets acquired in connection with business acquisitions accounted for as purchases. Other intangible assets consist of branch acquisition core deposit premiums. The Company is required to perform an annual impairment test by calculating the fair value of the reporting unit and comparing it against the reporting unit's carrying amount.  If the fair value is less than the carrying value, an expense may be required to write down the goodwill to the proper carrying value.

Changes in Financial Condition

General The Company’s total assets increased $356.7 million or 26.8% to $1.69 billion on December 31, 2022, from $1.33 billion on December 31, 2021. This increase was primarily due to an increase in net loans of $371.2 million largely due to the Liberty merger, which was partially offset by a decrease in cash of $65.7 million.

On December 1, 2022, the Company completed its acquisition of Liberty pursuant to a previously announced definitive merger agreement. Under the terms of the merger agreement, Liberty shareholders received 2.752 shares of the Company’s common stock in exchange for each share of Liberty common stock they owned immediately before the merger. Middlefield issued 2.6 million shares of its common stock in the merger and the aggregate merger consideration was approximately $73.3 million.

Cash and cash equivalents Cash and due from banks and federal funds sold represent cash and cash equivalents, which decreased $65.7 million or 55.0% to $53.8 million on December 31, 2022, from $119.5 million on December 31, 2021. Deposits from customers into savings and checking accounts, loan and security repayments, and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases, and repayments of borrowed funds. The decrease in cash and cash equivalents since December 31, 2021, was primarily due to a decrease in deposits, an increase in loan fundings, partially offset by an increase in short-term borrowings.

Investment securities Management's objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. The balance of available-for-sale investment securities decreased $5.2 million, or 3.1%, compared to 2021. Securities purchased were $32.3 million. The Company sold the entire $57.9 million investment portfolio acquired in the Liberty Bancshares merger. These securities were acquired at fair value and then sold. Therefore, there were no realized gains or losses recognized during the year ended December 31, 2022.

The municipal bond portfolio totaled $127.3 million or 77.2% of the Company's total investment portfolio on December 31, 2022. Periodically, management reviews the entire municipal bond portfolio to assess credit quality. Each security held in this portfolio is evaluated on attributes that have historically influenced default incidences in the municipal market, such as sector, security, impairment filing, timeliness of disclosure, external credit assessment(s), credit spread, state, vintage, and underwriter. These investments have historically proven to have extremely low credit risk.

On December 31, 2022, the Company held $30.2 million of subordinated debt in other banks compared to $32.5 million on December 31, 2021. The average yield on this portfolio was 4.79% on December 31, 2022 and 2021

Loans receivable The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within the Company’s market area, commercial and industrial loans, home equity lines of credit, and commercial real estate loans used to finance properties that are used in the borrowers’ businesses, or to finance investor-owned rental properties, and, to a lesser extent, construction and consumer loans. The portfolio is well dispersed geographically. The following table summarizes fluctuation within the primary segments of the loan portfolio (dollars in thousands):

	2022	2021	$ change	% change

Commercial real estate:
Owner occupied	$191,748	$111,470	80,278	72.0%
Non-owner occupied	380,580	283,618	96,962	34.2%
Multifamily	58,251	31,189	27,062	86.8%
Residential real estate	296,308	240,089	56,219	23.4%
Commercial and industrial	195,602	148,812	46,790	31.4%
Home equity lines of credit	128,065	104,355	23,710	22.7%
Construction and other	94,199	54,148	40,051	74.0%
Consumer installment	8,119	8,010	109	1.4%
Total loans	1,352,872	981,691	371,181	37.8%
Less: Allowance for loan and lease losses	(14,438)	(14,342)	(96)	0.7%

Net loans	$1,338,434	$967,349	371,085	38.4%

Net loans increased $371.1 million or 38.4% to $1.34 billion on December 31, 2022, from $967.3 million on December 31, 2021. The increase was due to the acquisition of $312.7 million in loans as part of the Liberty merger, coupled with strong organic loan growth of $55.9 million.

The product mix in the loan portfolio consists of CRE non-owner occupied loans equaling 28.1% of total loans, residential real estate loans 21.9%, commercial and industrial loans 14.5%, HELOC loans 9.5%, CRE owner-occupied loans 14.2%, construction and other loans 7.0%, CRE multifamily loans 4.3%, and consumer installment loans 0.6%, at December 31, 2022 compared with 28.9%, 24.5%, 15.2%, 10.6%, 11.3%, 5.5%, 3.2%, and 0.8%, respectively, at December 31, 2021.

Loans contributed 88.4% of total interest income in 2022 and 91.5% in 2021. The loan portfolio yield of 4.79% in 2022 was 34 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of the Company’s highest-yielding assets, it is inherently the riskiest portfolio. Accordingly, management balances credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after approval. Management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

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

The federal banking regulators have issued guidance for those institutions which are deemed to have concentrations in commercial real estate lending. According to the supervisory criteria contained in the guidance for identifying institutions with a potential commercial real estate concentration risk, institutions that have (1) total reported loans for construction, land development, and other land acquisitions which represent 100% or more of an institution’s total risk-based capital; or (2) total commercial real estate loans representing 300% or more of the institution’s total risk-based capital and the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months are identified as having potential commercial real estate concentration risk. Institutions that are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management concerning their commercial real estate portfolios and may be required to hold higher levels of capital. The Company, like many community banks, has a concentration in commercial real estate loans. On December 31, 2022, non-owner-occupied commercial real estate loans (including construction, land, and land development loans) represented 266.5% of total risk-based capital. Construction, land, and land development loans represent 47.1% of total risk-based capital. Management has extensive experience in commercial real estate lending and has implemented and continues to maintain heightened risk management procedures and robust underwriting criteria for its commercial real estate portfolio. Loan monitoring practices include but are not limited to periodic stress testing analysis to evaluate changes to cash flows owing to interest rate increases and declines in net operating income.

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

Other real estate owned (“OREO”). OREO decreased $1.2 million from December 31, 2021, to $5.8 million on December 31, 2022 due to $1.2 million in write-downs for the twelve months ended December 31, 2022. As of December 31, 2022, the Company held one commercial property with a carrying amount of $5.8 million and one residential mortgage with a carrying amount of $28,000 in OREO. As of December 31, 2021, the Company held one commercial property with a carrying amount of $7.0 million in OREO.

Restricted stock. The Company’s investment in FHLB’s restricted stock increased $1.4 million, or 31.3%, to $5.8 million on December 31, 2022, compared to $4.4 million on December 31, 2021. The increase was primarily due to the merger.

Premises and equipment, net. The Company’s net premises and equipment increased $4.7 million, or 27.1%, to $22.0 million at December 31, 2022, compared to $17.3 million at December 31, 2021. This increase was primarily due to the acquisition of $6.1 million in fixed assets as part of the Liberty merger, $884,000 in purchases of fixed assets, partially offset by $1.3 million in depreciation.

Goodwill and other intangibles. The carrying value of goodwill was $31.7 million on December 31, 2022 compared to $15.1 million on December 31, 2021. The carrying value of core deposit intangibles was $7.7 million on December 31, 2022 compared to $1.4 million on December 31, 2021. In 2022, the Company recorded net increases in goodwill and core deposit intangibles of $16.6 million and $6.3 million, respectively. These increases are the direct result of the Liberty merger that closed on December 1, 2022.

Goodwill is assessed annually for impairment and any such impairment is recognized in the period identified by a charge to earnings. The process of evaluating goodwill for impairment requires management to make significant estimates and judgments. The use of different estimates, judgments or approaches to estimate fair value could result in a different conclusion regarding impairment of goodwill. Each of the valuation methods used by the Company requires significant assumptions. Depending on the specific method, assumptions are made regarding growth rates, discount rates for cash flows, control premiums, and selected multiples. Changes to any of the assumptions could result in significantly different results. Based on the analysis, management has determined that there is no goodwill impairment as of December 31, 2022.

The Company also monitors the ongoing value of mortgage servicing rights (“MSR”). As of December 31, 2022, the Company recorded an increase in MSR of $1.5 million to $2.1 million on December 31, 2022, as compared to $542,000 as of December 31, 2021. This increase is a direct result of the Liberty merger that closed on December 1, 2022.

Bank-owned life insurance. BOLI increased by $16.8 million to $33.9 million as of December 31, 2022, from $17.1 million at the end of 2021 due to the merger.

Deposits. Interest-earning assets are generally funded by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions, and competition from other banks. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which represented 95.6% of the Company’s total funding sources on December 31, 2022. The deposit base consists of demand deposits, savings, money market accounts, and time deposits. The following table summarizes fluctuation within the primary segments of the deposit portfolio (in thousands):

	December 31,	December 31,
	2022	2021	$ change	% change

Noninterest-bearing demand	$503,907	$334,171	$169,736	50.8%
Interest-bearing demand	164,677	196,308	(31,631)	-16.1%
Money market	187,498	177,281	10,217	5.8%
Savings	307,917	260,125	47,792	18.4%
Time	238,020	198,725	39,295	19.8%
Total deposits	$1,402,019	$1,166,610	$235,409	20.2%

Deposits increased $235.4 million or 20.2% to $1.40 billion on December 31, 2022, from $1.17 billion on December 31, 2021. The increase was due to the acquisition of $364.0 million in deposits as part of the Liberty merger, offset by a $128.6 million decrease in deposits.

Savings, money market deposits, and NOW accounts have been stable sources of funds, making up 47.1% of total deposits as of December 31, 2022. The Company uses specific non-core funding instruments to grow the balance sheet and maintain liquidity. These deposits, from either a broker or a listing service, were $5.0 million on December 31, 2022, compared to $15.1 million on December 31, 2021.

Borrowed funds. The Company uses short-term and long-term borrowings as another funding source for asset growth and liquidity needs. These borrowings primarily include advances from the FHLB, subordinated debt, short-term borrowings from other banks, and federal funds purchased. Short-term borrowings increased to $65.0 million as of December 31, 2022. Other borrowings were relatively unchanged at $12.1 million as of December 31, 2022 compared to $12.9 million at December 31, 2021.

In July 2017, the United Kingdom FCA, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. Subsequently, in November 2020, the FCA proposed end dates immediately following the December 31, 2021 publication for the one-week and two-month LIBOR settings, and the June 30, 2023 publication for other LIBOR tenors. The Company formed a special purpose entity to issue $8.0 million of floating rate mandatorily redeemable trust preferred securities (“TruPS”). The rate on the TruPS adjusts quarterly, equal to LIBOR plus 1.67%. The cessation of LIBOR quotes in 2023 will affect our TruPS. It is too early to predict whether a new rate index replacement will have a material impact on the Company’s financial statements.

Stockholders’ equity. The Company maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines. Stockholders’ equity increased $52.4 million, or 36.0%, to $197.7 million on December 31, 2022, from $145.3 million on December 31, 2021. This increase was mostly the result of the $73.3 million increase in common stock due to the Liberty merger that closed in the fourth quarter and a $10.2 million increase in retained earnings due to year-to-date net income, less dividends paid. These increases were offset by a $25.6 million decrease in accumulated other comprehensive income due to fair value adjustments of available-for-sale securities, and the $6.1 million increase in treasury stock due to the Company repurchasing 229,420 of its outstanding shares during the twelve months ended December 31, 2022.

The Company's tangible book value per share, which is a non-GAAP financial measure, was $19.19 at December 31, 2022 compared to $21.88 at December 31, 2021. Tangible equity has declined due to unrealized losses of the Company’s available-for-sale investment securities portfolio. The market value decline was a result of the yield curve steepening caused by inflation and the tightening of monetary policy by the Federal Reserve Board beginning in March of 2022 and throughout the remaining months of 2022. Gross unrealized losses from available-for-sale investment securities were $28.0 million as of December 31, 2022, compared to unrealized gains of $4.4 million at December 31, 2021.

Reconciliation of Common Stockholders' Equity to Tangible Common Equity	For the Twelve Months Ended
(Dollar amounts in thousands)	December 31,	December 31,
	2022	2021

Stockholders' Equity (GAAP)	$197,691	$145,335
Less Goodwill and other intangibles	39,436	16,474
Tangible Common Equity (Non-GAAP)	$158,255	$128,861

Shares outstanding	8,245,235	5,888,737
Tangible book value per share	$19.19	$21.88

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the consequent average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages, and the average loan balances include nonaccrual loans and exclude the allowance for loan and lease losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities and loans (tax-exempt for federal income tax purposes) are shown on a fully tax-equivalent basis utilizing a federal tax rate of 21% for the years ended December 31, 2022 and 2021. Yields and rates have been calculated on an annualized basis utilizing monthly interest amounts.

	For the Twelve Months Ended December 31,
	2022			2021

	Average		Average	Average		Average
(Dollar amounts in thousands)	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

Interest-earning assets:
Loans receivable (3)	$1,014,896	$48,513	4.79%	$1,052,351	$47,896	4.56%
Investment securities (3)	174,514	5,518	3.73%	142,705	4,244	3.45%
Interest-earning deposits with other banks (4)	67,030	875	1.31%	97,417	195	0.20%
Total interest-earning assets	1,256,440	54,906	4.45%	1,292,473	52,335	4.11%
Noninterest-earning assets	84,484			78,802
Total assets	$1,340,924			$1,371,275
Interest-bearing liabilities:
Interest-bearing demand deposits	$164,569	554	0.34%	$212,063	274	0.13%
Money market deposits	174,377	1,055	0.61%	186,009	869	0.47%
Savings deposits	259,225	527	0.20%	255,267	162	0.06%
Certificates of deposit	188,617	1,882	1.00%	231,662	2,608	1.13%
Short-term borrowings	8,576	307	3.58%	85	-	0.00%
Other borrowings	12,626	404	3.20%	13,313	282	2.12%
Total interest-bearing liabilities	807,990	4,729	0.59%	898,399	4,195	0.47%
Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	386,296			320,104
Other liabilities	7,368			6,535
Stockholders' equity	139,270			146,237
Total liabilities and stockholders' equity	$1,340,924			$1,371,275
Net interest income		$50,177			$48,140
Interest rate spread (1)			3.86%			3.64%
Net interest margin (2)			4.08%			3.78%
Ratio of average interest-earning assets to average interest-bearing liabilities			155.50%			143.86%

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) Tax-equivalent adjustments to calculate the yield on tax-exempt securities and loans were $1,046 and $752, for 2022 and 2021, respectively.
(4) Includes dividends received on restricted stock.

Interest Rates and Interest Differential

	2022 versus 2021			2021 versus 2020

	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest-earning assets:
Loans receivable	$(1,708)	$2,325	$617	$(1,247)	$140	$(1,107)
Investment securities	1,097	177	1,274	1,207	(344)	863
Interest-bearing deposits with other banks	(61)	741	680	186	(245)	(59)
Total interest-earning assets	(672)	3,243	2,571	146	(449)	(303)

Interest-bearing liabilities:
Interest-bearing demand deposits	(62)	342	280	206	(377)	(171)
Money market deposits	(55)	241	186	117	(749)	(632)
Savings deposits	2	363	365	107	(455)	(348)
Certificates of deposit	(486)	(240)	(726)	(2,170)	(1,728)	(3,898)
Short-term borrowings	-	307	307	(79)	-	(79)
Other borrowings	(15)	137	122	(31)	104	73
Total interest-bearing liabilities	(616)	1,150	534	(1,850)	(3,205)	(5,055)

Net interest income	$(56)	$2,093	$2,037	$1,996	$2,756	$4,752

The following table sets forth consolidated selected financial highlights for periods ended December 31:

(Dollars in thousands)	2022	2021

Average total assets	$1,340,924	$1,371,275

Average shareholders' equity	$139,270	$146,237

Net income	$15,673	$18,633

Cash dividends declared per share	$0.81	$0.69

Return on average total assets	1.17%	1.36%

Return on average shareholders' equity	11.25%	12.74%

Dividend payout ratio (1)	37.23%	22.76%

Average shareholders' equity to average assets	10.39%	10.66%

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

The allowance for loan and lease loss balance as of December 31, 2022, totaled $14.4 million, representing a $96,000 increase from the end of 2021. There was no provision for loan losses in 2022, which represented a decrease of $700,000 compared to the provision for loan losses in 2021. During 2022, net recoveries decreased by $87,000 to $96,000 in net recoveries compared to $183,000 in net recoveries in 2021.

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

Although management uses the best information available to determine the adequacy of the ALLL on December 31, 2022, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. See Notes 5 for further discussion on the bank’s ALLL assessment. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a bank’s ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available at the time of their examination.

The following table sets forth information concerning the Company's credit ratios for the periods presented:

	For the Years Ended
	December 31,
	2022	2021
(Dollars in Thousands)
Ratio of allowance for loan and lease losses to loans outstanding at end of period	1.07%	1.46%
Net (recoveries) charge-offs to average loans	-0.01%	-0.02%
Nonperforming loans/total loans	0.16%	0.49%
Allowance for loan losses/nonperforming loans	683.94%	295.16%

The following table illustrates the net charge-offs to average loans ratio for each loan category for each reported period:

	At December 31,
	2022			2021
	Average Loan Balance	Net (recoveries) charge-offs	Net (recoveries) charge-offs to average loans	Average Loan Balance	Net (recoveries) charge-offs	Net (recoveries) charge-offs to average loans
(Dollars in Thousands)
Type of Loans:
Commercial real estate:
Owner occupied	$131,817	$(5)	(0.00)%	$108,269	$(45)	(0.04)%
Non-owner occupied	288,744	127	0.04	299,212	175	0.06
Multifamily	38,882	-	0.00	35,696	-
Residential real estate	233,186	(61)	(0.03)	239,193	-	0.00
Commercial and industrial	149,726	(272)	(0.18)	192,156	(193)	(0.10)
Home equity lines of credit	101,039	25	0.02	109,433	(56)	(0.05)
Construction and other	64,490	-	0.00	59,395	(46)	(0.08)
Consumer installment	7,012	90	1.28	8,997	(18)	(0.20)

Total	$1,014,896	$(96)	(0.01)%	$1,052,351	$(183)	(0.02)%

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

	At December 31,
	2022		2021
		Percent of		Percent of
		Loans in Each		Loans in Each
		Category to		Category to
	Amount	Total Loans	Amount	Total Loans
(Dollars in Thousands)

Type of Loans:
Commercial real estate:
Owner occupied	$2,203	14.17%	$1,836	11.35%
Non-owner occupied	5,597	28.13	7,431	28.89
Multifamily	662	4.31	454	3.18
Residential real estate	2,047	21.90	1,740	24.46
Commercial and industrial	1,483	14.46	882	15.16
Home equity lines of credit	1,753	9.47	1,452	10.63
Construction and other	609	6.96	533	5.52
Consumer installment	84	0.60	14	0.82

Total	$14,438	100.0%	$14,342	100.0%

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

Nonperforming loans exclude TDRs that perform according to their terms over a prescribed period. TDRs are those loans which the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that the Company would not otherwise consider. The Company has 23 TDRs accruing interest with a balance of $3.1 million as of December 31, 2022, compared to 24 TDRs with a balance of 1.7 million as of December 31, 2021. Nonperforming loans amounted to $2.1 million or 0.16% of total loans and $4.9 million or 0.49% of total loans on December 31, 2022, and December 31, 2021, respectively.

A significant factor in determining the appropriateness of the ALLL is the type of collateral that secures the loans. Although this does not insure against all losses, real estate collateral provides substantial recovery, even in a distressed sale and declining-value environment. The Bank’s objective is to work with the borrower to minimize the debt service burden and reduce the future loss exposure to the Company.

Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest is doubtful after considering economic and business conditions. Payments received on nonaccrual loans are applied against principal according to management's assessment of collectability.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement, including all troubled debt restructurings. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance, homogeneous loans to be collectively evaluated. Loans that experience insignificant payment delays, defined as 90 days or less, are generally not classified as impaired. A loan is not impaired during a delay in payment if the Company expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Management evaluates all loans identified as impaired individually. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. An allowance for loan and lease loss is maintained for estimated losses until that time.

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $125,000 in 2022 and $204,000 in 2021. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Results of Operations

2022 Results Compared to 2021 Results

General The Company posted net income of $15.7 million, compared to $18.6 million for the year ended December 31, 2021. On a per-share basis, 2022 earnings were $2.59 per diluted share, representing a decrease from the $3.00 per diluted share for the year ended December 31, 2021. The return on average equity for the year ended December 31, 2022, was 11.25%, and the Company’s return on average assets was 1.17%, compared to 12.74% and 1.36%, respectively, for the year ended December 31, 2021. Non-GAAP net income, adjusted for certain one-time items and expenses associated with the merger, was $18.3 million, or $3.03 per diluted share for the 2022 twelve-month period, compared to $18.5 million, or $2.98 per diluted share for the same period last year. Non-GAAP return on average equity and return on average assets, adjusted one-time items and expenses associated with the merger, for the 2022 twelve-month period was 13.15% and 15.12%, respectively, compared to 12.65% and 14.27% for the same period in 2021, respectively.

Net interest income Net interest income, the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $2.0 million in 2022 to $50.2 million compared to $48.1 million in 2021. This increase results from a $2.6 million increase in interest income, partially offset by a $534,000 increase in interest expense. Interest-earning assets averaged $1.26 billion during 2022, a year-over-year decrease of $36.0 million from $1.29 billion in 2021. The Company’s average interest-bearing liabilities decreased from $898.4 million in 2021 to $808.0 million in 2022. A key performance indicator, net interest margin, is net interest income as a percentage of total interest-earning assets. For 2022, the net interest margin, measured on a fully taxable-equivalent basis, increased to 4.08%, compared to 3.78% in 2021. The improvement in the net interest margin is attributable to a 34 basis point increase in the yield earned on total interest-earning assets, partially offset by a 12 basis point increase in the cost of interest-bearing liabilities for the year ended December 31, 2022.

The Company is in an asset-sensitive position. A rising interest rate environment should lead to an expansion of net interest margin as the Company’s interest-earning assets reprice faster than its interest-bearing liabilities.  Much of the Company’s asset sensitivity is due to commercial loans that have variable interest rates.  As part of the Company’s strategy, floor rates are used to protect the Company’s net interest margin in a declining interest rate environment.  As of December 31, 2022, nearly all loan contracts with floor rates exceed their contractual floor rates and are repricing accordingly with rising interest rates.  Although the Company expects to benefit from a rising interest rate environment, deposit pricing is expected to increase to maintain liquidity. The Liberty merger did not significantly change our interest-rate sensitivity position or outlook as Liberty’s and our balance sheets were similarly structured.

Interest and dividend income Interest and dividend income increased $2.6 million to $54.9 million for 2022, attributable to a $1.2 million increase in interest on investment securities and a $617,000 increase on interest and fees on loans. The average balance of investment securities increased by $31.8 million, or 22.3%, and the 3.73% yield on the investment portfolio increased by 28 basis points, from 3.45%, for the same period in the prior year. The primary driver for the increase in interest on loans was a 23 basis point increase in the yield earned on loans from 4.56% in 2021 to 4.79% in 2022. The average balance of loans receivable decreased by 37.5 million or 3.6% to $1.01 billion for the year ended December 31, 2022, compared to $1.05 billion for the year ended December 31, 2022. The decrease in the average loan balance for year ended December 31, 2022, is due in part to the forgiveness of PPP loans, partially offset by loan growth.

Interest expense Interest expense increased $534,000 or 12.7% to $4.7 million for 2022, compared with $4.2 million for 2021. This increase is attributable to an increase in interest expense on short-term borrowings and deposits of $307,000 and $105,000, respectively. The increase in short-term borrowings expense is a result of the Bank taking on FHLB advances in 2022, while there were no short-term borrowings during 2021. The increase in interest expense on deposits was due to a slight increase in the cost of deposits, which is expected to continue to trend upwards in the rising interest rate environment.

Provision for loan losses The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the ordinary course of lending. There was no provision for loan losses for the year ended December 31, 2022, compared to $700,000 in 2021. The loan loss provision is based upon management's assessment of various factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management's judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts charged to operations.

The ratio of nonperforming loans to total loans was 0.16% on December 31, 2022, decreasing from 0.49% on December 31, 2021. The ratio of the allowance for loan and lease losses to total loans decreased to 1.07% of total loans on December 31, 2022, compared to 1.46% on December 31, 2021. The decrease in this ratio is directly attributable to the merger and the increase in period end loans. This ratio is expected to increase with the adoption of CECL. The Company remains confident in its conservative and disciplined approach to credit and risk management.

With the passage of the PPP, administered by the Small Business Administration (“SBA”), the Company has actively assisted its customers with applications for resources through the program. On December 31, 2022, the Company carried $229,000 of PPP loans classified as C&I loans for reporting purposes. Loans funded through the PPP program are fully guaranteed by the U.S. government. This guarantee exists at the inception of the loans and throughout the lives of the loans and was not entered into separately and apart from the loans.

Noninterest income Noninterest income decreased $503,000 or 5.9% to $6.7 million for 2022 compared to $7.2 million for 2021. This decrease resulted from gain on sale of loans and gain on equity securities, which decreased $1.2 million and $382,000, respectively. The decrease in gain on sale of loans, resulted from the decline in demand for residential refinances. The decrease in the gain on equity securities resulted from decreases in the stock price for the underlying securities. These decreases were partially offset by increases in gross rental income from an OREO property and service charges on deposit accounts of $771,000 and $425,000, respectively. The Company also recognized $707,000 in gross OREO expenses in 2022, which is included in noninterest expense in the Consolidated Statement of Income. Therefore, the net impact on the Consolidated Statement of Income for this OREO property was a $244,000 profit in 2022. The increase in service charges on deposit accounts was primarily due to an increase in checking account fees as a result of a new checking account program offered to customers.

Noninterest expense Operating expenses increased $6.0 million, or 18.9% to $38.0 million for 2022 compared to $31.9 million for 2021. The increase was primarily the result of a $2.4 million increase in merger-related costs, a $1.2 million increase in OREO writedowns, a $1.3 million increase in other expense, a $653,000 increase in gross OREO expenses, and a $403,000 increase in data processing and information technology costs. Gross OREO expenses of $707,000 primarily relate to rental expenses incurred on one commercial OREO property. The Company also recognized $951,000 in gross rental income from this OREO property in 2022, which is included in noninterest income in the Consolidated Statement of Income. Therefore, the net impact on the Consolidated Statement of Income for this OREO property was a $244,000 profit in 2022.

Provision for income taxes The provision for income taxes decreased by $845,000, or 20.8%, to $3.2 million for 2022 from $4.1 million for 2021. The Company’s effective federal income tax rate in 2022 was 17.0% compared to 17.9% in 2021. The decrease in the effective income tax rate year over year was a result of increases in tax-exempt income.

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

Interest Rate Sensitivity Simulation Analysis

The Company engages an external consultant to facilitate income simulation modeling quarterly. This modeling measures interest rate risk and sensitivity. The Asset and Liability Management Committee of the Company believes the various rate scenarios of the simulation modeling enable the Company to more accurately evaluate and manage the exposure of interest rate fluctuations on net interest income, the yield curve, various loan and mortgage-backed security prepayments, and deposit decay assumptions.

Earnings simulation modeling and assumptions about the timing and volatility of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the expected attrition of the core deposit portfolios. These assumptions are based on the Company’s historical experience and industry standards and are applied consistently across all rate risk measures.

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation (“NII”) - Projected net interest income over the next twelve months will not be reduced by more than 10% given a gradual shift (i.e., over 12 months) in interest rates of up to 200 basis points (+ or -) and assuming no balance sheet growth.

Portfolio equity simulation - Portfolio equity is the net present value of the Company’s existing assets and liabilities. The Company uses an Economic Value of Equity (“EVE”) analysis which shows the estimated changes in portfolio equity considering certain long-term shock rates. Given a 200 basis point immediate and permanent increase in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 20% of stockholders’ equity. Given a 100 basis point immediate and permanent decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 10% of stockholders’ equity.

The following table presents the simulated impact of a 200 basis point upward or 100 basis point downward shift of market interest rates on net interest income and the change in portfolio equity. This analysis was done assuming the interest-earning asset and interest-bearing liability levels at December 31, 2022, and December 31, 2021, remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over one year from the December 31, 2022, and December 31, 2021 levels for net interest income and portfolio equity. The impact of market-rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2022, and December 31, 2021, for portfolio equity:

	December 31, 2022		December 31, 2021
Change in Rates	% Change in NII	% Change in EVE	% Change in NII	% Change in EVE
+200bp	(0.50)%	(2.80)%	2.40%	2.50%
-100bp	(0.30)%	(1.30)%	(1.40)%	(12.70)%

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

The Company's liquid assets consist of cash and cash equivalents, including investments in very short-term investments (i.e., federal funds sold), equity securities, and investment securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. On December 31, 2022, cash and cash equivalents totaled $53.8 million or 3.2% of total assets, equity securities totaled $915,000 or 0.1% of total assets, and investment securities classified as available for sale totaled $165.0 million or 9.8% of total assets. Management believes that the company's liquidity needs are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, brokered deposits, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $18.4 million and $15.4 million for 2022 and 2021, respectively, generated principally from net income of $15.7 million and $18.6 million in these respective periods.

Investing activities used net cash of $8.7 million, which consisted primarily of an increase in loans of $55.9 million and investment purchases of $32.3 million. This was partially offset by investment sales of $57.9 million and $18.4 million in cash acquired in the merger. For the same period ended in 2021, investing activities provided net cash of $70.9 million, which consisted primarily of a decrease in loans of $127.3 million and investment repayments and maturities of $11.5 million. This was partially offset by investment purchases of $68.9 million.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, and the payment of dividends. During 2022, net cash used by financing activities totaled $75.4 million, principally derived from a decrease in deposits of $128.6 million, $6.1 million was a result of the repurchase of treasury shares, and $5.5 million was a result of the payment of dividends. The Company repurchased 229,420 of its outstanding shares during the twelve months ended December 31, 2022. These changes were partially offset by a $65.0 million increase in short-term borrowings. During 2021, net cash used by financing activities totaled $79.2 million, principally derived from a decrease in deposits of $58.6 million, and $12.3 million was a result of the repurchase of treasury shares.

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

Registrant's Common Equity and Related Stockholder Matters

The Company had approximately 1,169 stockholders of record as of December 31, 2022. The Company’s common stock is traded and authorized for quotation on NASDAQ under the symbol “MBCN.” The Company currently expects consistency in the payout of future cash dividends.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2022, the Company’s internal control over financial reporting was effective.

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

/s/ James R. Heslop, II

By: James R. Heslop, II

Chief Executive Officer

(Principal Executive Officer)

Date: March 15, 2023

/s/ Donald L. Stacy

By: Donald L. Stacy

Treasurer

(Principal Financial & Accounting Officer)

Date: March 15, 2023